Form 20-F
period 2011-12-31
Navios South American Logistics Inc.
filed 2012-04-05
CIK 1506042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring shell company report

For the transition period from                      to

Commission file number

333-179250

Navios South American Logistics Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Republic of Marshall Islands

(Jurisdiction of incorporation or organization)

Aguada Park Free Zone Paraguay 2141, Of. 1603 Montevideo, Uruguay

(Address of principal executive offices)

Anna Kalathakis 85 Akti Miaouli Piraeus 18538 Tel: +(30) 210 459 5000 Fax: +(30) 210 453 1984

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.	None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.	9 ¼% Senior Notes due 2019

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

There is no public market for the registrant’s common stock. There were 20,000 shares of the registrant’s, par $1.0 per share, issued and outstanding as of December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.  Yes ☐  No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☐                 Accelerated Filer  ☐                 Non-Accelerated Filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

PART III

Item 17. Financial Statements	94

Item 18. Financial Statements	94

Item 19. Exhibits	94

EX-2.3
EX-2.4
EX-2.5
EX-2.6
EX-11
EX-12.1
EX-12.2
EX-13

In this report, “Navios Logistics,” “Company,” “we,” “us” and “our” refer to Navios South American Logistics Inc. and its consolidated subsidiaries, as the context may require. We are incorporated as a Marshall Islands corporation. References to “Navios Holdings” are to Navios Maritime Holdings Inc., a Marshall Islands corporation. Navios Holdings is, along with its affiliates, our controlling stockholder.

FORWARD-LOOKING STATEMENTS

Certain statements under the captions “Item 3.D Risk Factors” “Item 4 Information on the Company” and “Item 5 Operating and Financial Review and Prospects” and elsewhere in this report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 relating to our business and financial outlook. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, and our beliefs and assumptions. Such statements include, in particular, statements about the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in vessel contract rates, changes in demand for the transportation or storage of grain and mineral commodities and petroleum products, our relationship with Navios Holdings, our ability to enter into innovative financing, changes in our operating expenses, including, drydocking and insurance costs, and costs related to changes in governmental rules and regulations or actions taken by regulatory authorities, political, economic and other issues specifically affecting South America and related government regulations, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of river or seaborne transportation due to accidents or political events, and other statements described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which reflect our view only as of the date of this report. We are not obliged to update these statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in these forward-looking statements.

In addition to the factors and matters described in this report, including under “Item 3.D Risk Factors,” important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	changes in production or demand for the types of products that are transferred through, or stored at, our port facilities or transported by our vessels;

•	the cyclical nature of the international logistics and commodities transportation and storage industries;

•	general market conditions, including fluctuations in vessel contract rates and vessel values;

•	the effect of short-term decreases in shipping rates;

•	the loss of any port, customer, contract or vessel;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	damage to our ports, facilities or vessels;

•	the ability of our contract counterparties to fulfill their obligations to us;

•	customers’ increasing emphasis on environmental and safety concerns;

•	the ability to obtain financing for growth or future capital expenditures;

•	the aging of our ports and vessels and resultant increases in operation costs;

•	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;

•	environmental compliance costs or environmental disaster liabilities;

•	potential liability from pending or future litigation;

•	our capacity to manage our expanding business;

•	changes in our operating expenses;

•	general domestic and international political conditions, including unrest, wars, acts of piracy and terrorism;

•	an inability to expand relationships with existing customers and obtain new customers;

•	the ability of our vessels to pass classification inspection;

•	future purchase prices of vessels;

•	changes in the market values of our vessels;

•	insurance coverage;

•	our participation in protection and indemnity associations subjecting us to calls or premiums based on the records of other members;

•	our relationship with Navios Maritime Holdings Inc.;

•	retention of key members of our senior management team;

•	political, social and economic risks associated with operating in emerging markets;

•	potential disruption of shipping routes due to accidents, political, terrorist events or weather;

•	fluctuations in currencies and interest rates;

•	general political, economic and business conditions in Argentina, Brazil, Uruguay, Paraguay and in other countries in which we operate;

•	changes in the value of the U.S. dollar, Argentine peso, Brazilian real, Uruguayan peso, Paraguayan guarani and other currencies in which our sales or expenses are denominated and paid;

•	changes in the foreign exchange control regulations in Argentina, Brazil, Uruguay, Paraguay and in other countries in which we operate and sell products and services;

•	our possible liability for additional income and other taxes in jurisdictions in which we operate, and possible changes in tax laws;

•	the effects of our substantial indebtedness and the covenants and limitations contained in the agreements governing such indebtedness; and

•	our ability to service debt obligations and our ability to incur additional indebtedness.

You should read this report completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this report are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this report, and we do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events, changes in future operating results over time or otherwise.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Directors and Senior Management

The members of our Board of Directors and our executive management team, as well as their functions, are as follows:

Name	Function	Business address

Angeliki Frangou	Chairman and Director	85 Akti Miaouli Street Piraeus, Greece 185 38
Claudio Pablo Lopez	Chief Executive Officer and Director	846 Av. Santa Fe Buenos Aires, Argentina
Carlos Augusto Lopez	Chief Commercial Officer—Shipping Division and Director	846 Av. Santa Fe Buenos Aires, Argentina
Horacio Enrique Lopez	Chief Operating Officer—Shipping Division and Director	846 Av. Santa Fe Buenos Aires, Argentina
Ruben Martinez	Chief Operating Officer—Port Division and Director	2141 Av. Paraguay ZF Aguada Park, Montevideo, Uruguay 11800
Ioannis Karyotis	Chief Financial Officer	85 Akti Miaouli Street Piraeus, Greece 185 38
George Achniotis	Executive Vice President—Business Development and Director	85 Akti Miaouli Street Piraeus, Greece 185 38
Vasiliki Papaefthymiou	Executive Vice President—Legal	85 Akti Miaouli Street Piraeus, Greece 185 38
Efstratios Desypris	Senior Vice President—Strategic Planning and Director	85 Akti Miaouli Street Piraeus, Greece 185 38
Anna Kalathakis	Secretary, Senior Vice President—Legal Risk Management	85 Akti Miaouli Street Piraeus, Greece 185 38

Information concerning the members of our Board of Directors and Senior Management is presented in “Item 6. Directors, Senior Management and Employees.”

Auditors

Our auditor since January 1, 2008 has been Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers. Price Waterhouse & Co. S.R.L.’s address is Bouchard 557, C1106ABG, Buenos Aires, Argentina.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The selected consolidated historical financial information and operating results for the years ended December 31, 2011, 2010, and 2009, is derived from our audited consolidated financial statements which are included elsewhere in this report. The selected consolidated historical financial information as of December 31, 2009, 2008 and 2007 and for the years ended December 31, 2008 and December 31, 2007 have been derived from our audited financial statements not included in this report. On January 1, 2008, Navios Holdings contributed: (a) $112.2 million in cash; and (b) 100% of the authorized capital stock of its wholly owned subsidiary, CNSA, to us. As part of the same transaction, we acquired 100% ownership of Horamar. As such, the 2007 selected consolidated historical financial data showed for comparative purposes relates only to CNSA.

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
	(Expressed in thousands of U.S. dollars—except share and per share data)
Statement of Income Data
Time charter, voyage and port terminals revenues	$165,625	$136,756	$112,263	$97,977	$9,689
Sales of products	69,063	51,217	26,627	9,801	—
Time charter, voyage and port terminal expenses	(41,680)	(35,410)	(32,428)	(29,146)	(3,860)
Direct vessel expenses	(63,422)	(50,422)	(37,095)	(31,804)	—
Cost of products sold	(66,757)	(47,073)	(24,246)	(9,247)	—
Depreciation of vessels, port terminals and other fixed assets, net	(18,180)	(17,729)	(18,020)	(14,747)	(917)
Amortization of intangible assets and liabilities, net	(4,436)	(4,486)	(3,111)	(3,244)	(949)
Amortization of deferred drydock and special survey costs	(718)	(394)	(270)	(70)	—
General and administrative expenses	(13,662)	(12,210)	(9,115)	(8,044)	(507)
Provision for losses on accounts receivable	(492)	(652)	(1,351)	(115)	—
Taxes other than income taxes	(8,934)	(7,921)	(4,821)	(2,954)	—
Gain on sale of assets	36	52	—	—	—
Interest expense and finance cost, net	(17,074)	(4,526)	(4,246)	(4,421)	—
Interest income	843	298	11	502	148
Foreign exchange differences	(645)	(3)	378	831	(642)
Other income, net	669	64	569	206	1

Income before income taxes and noncontrolling interest	$236	$7,561	$5,145	$5,525	$2,963
Income tax benefit/(expense)	348	(64)	1,654	(1,190)	—

Net income	$584	$7,497	$6,799	$4,335	$2,963
Less: Net income attributable to the noncontrolling interest	(780)	(1,897)	(1,448)	(907)	—

Net (loss)/income attributable to Navios Logistics’ stockholders	$(196)	$5,600	$5,351	$3,428	$2,963

Basic and diluted net (losses)/earnings per share attributable to Navios Logistics’ stockholders	(0.0098)	0.2800	0.2676	0.1714	0.2321

Weighted average number of shares, basic and diluted	20,000	20,000	20,000	20,000	12,765

Balance Sheet Data (at period end)
Current assets, including cash and cash equivalents	85,952	70,424	57,777	32,580	7,944
Total assets	621,234	547,461	484,549	450,201	76,708
Current liabilities, including current portion of long-term debt	76,710	43,780	31,396	22,430	6,559
Total long-term debt, including current portion	200,668	127,422	120,393	81,328	—
Total liabilities	300,009	218,182	174,517	150,249	6,559
Total Navios Logistics’ stockholders’ equity	320,684	310,030	293,560	288,209	70,149

The following table sets forth the selected consolidated historical financial data for our business. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this report.

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(Expressed in thousands of U.S. dollars, except other operating data)
Other Financial Data
Net cash provided by operating activities	$14,589	$34,310	$23,080	$11,425	$9,427
Net cash used in investing activities	(70,598)	(14,114)	(27,168)	(203,320)	—
Net cash provided by/(used in) financing activities	57,334	(7,919)	19,499	196,061	(3,667)
Book value per common share	16.03	15.50	14.68	14.4	5.5
EBITDA(2)	$39,021	$32,501	$29,333	$26,598	$4,681
Other Operating Data
Dry Port—dry cargo tons moved	3,727,200	3,851,100	3,055,400	2,468,200	2,480,000
Liquid Port—cubic meters of stored liquid cargos	241,481	262,628	207,000	110,244	—
Liquid Port—cubic meters of sales of products	73,943	74,757	51,500	10,697	—
Barge—cubic meters of liquid cargos	1,092,962	1,019,309	988,475	1,339,976	—
Barge—dry cargo tons	1,074,359	818,617	735,627	539,772	—
Cabotage—cubic meters of liquid cargos	2,405,471	2,301,692	1,593,390	1,159,913	—
Cabotage—available days	2,734	2,220	1,679	1,255	—
Cabotage—operating days	2,282	1,933	1,553	1,235	—
Revenues per Segment
Port Business	$92,410	$74,591	$44,615	$32,974	$9,689
Revenue—dry port	21,592	21,020	16,097	21,714	9,689
Revenue—liquid port	1,755	2,354	1,891	1,459	—
Sales of products—liquid port	69,063	51,217	26,627	9,801	—
Barge Business	91,049	76,296	68,445	67,460	—
Cabotage Business	51,228	37,086	25,830	18,604	—

EBITDA represents net income attributable to Navios Logistics’ stockholders before interest, taxes, depreciation and amortization. EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. While EBITDA is frequently used as a measure of operating performance, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
	(Expressed in thousands of U.S. dollars )
Net (loss)/income attributable to Navios Logistics’ stockholders	$(196)	$5,600	$5,351	$3,428	$2,963
Depreciation of vessels, port terminals and other fixed assets, net	18,180	17,729	18,020	14,747	917
Amortization of intangible assets and liabilities, net	4,436	4,486	3,111	3,244	949
Amortization of deferred drydock and special survey costs	718	394	270	70	—
Interest income	(843)	(298)	(11)	(502)	(148)
Interest expense and finance costs, net	17,074	4,526	4,246	4,421	—
Income tax (expense)/benefit	(348)	64	(1,654)	1,190	—

EBITDA	$39,021	$32,501	$29,333	$26,598	$4,681

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider all of the information included in this report and the risks described below when evaluating our business and prospects. If any of the following risks actually occurs, our business, results of operations, financial condition or cash flows could be materially adversely affected. In that case, you might lose all or part of your investment. In evaluating our business, you should also refer to the other information set forth in this report, including “Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included herein.

Risks Relating to Our Industry and Our Business

The international transportation industry is generally cyclical and volatile, and this may lead to volatility in, and reductions of, our vessel contract rates and volatility in our results of operations.

The international transportation industry is generally both cyclical and volatile, with frequent fluctuations in contract rates. The markets in which we operate are still developing and the nature of the industry’s cycle with respect to rates is difficult to determine, including the timing and amount of fluctuations in contract rates and spot market rates. However, we expect that our industry will exhibit significant cyclicality and volatility as it matures. The contract rates earned by the tankers in our cabotage business and barges and pushboats in our barge business will depend in part upon the state of the tankers, barges and pushboats market at the time we seek to charter them. We cannot control the forces affecting the supply and demand for these vessels or for the goods that they carry or predict the state of the respective markets on any future date.

Some of the factors that influence the demand for vessels include, but are not limited to:

•	global and regional production of, and demand for, drybulk commodities, soybean and iron ore in particular, and petroleum and refined petroleum products;

•	local government subsidies that affect the price of refined petroleum products;

•	cabotage regulations in the region where we operate;

•	embargoes and strikes; and

•	changes in river, sea and other transportation patterns and the supply of and rates for alternative means of transportation.

Some of the factors that influence the supply of vessels include, but are not limited to:

•	the number of newly constructed vessel deliveries;

•	the scrapping rate of older vessels;

•	the price of steel and other inputs;

•	the number of vessels that are out of service at a given time;

•	changes in licensing regulations and environmental and other regulations that may limit licenses, the useful life, carrying capacity or the operations of our fleet; and

•	port or canal traffic and congestion.

Our dry port business has seasonal components linked to the grain harvests in the region. At times throughout the year, the capacity of our dry port, including the loading and unloading operations, as well as the space in silos is exceeded, which could materially adversely affect our operations and revenues.

A significant portion of our dry port business is derived from handling and storage of soybeans and other agricultural products produced in the Hidrovia, mainly during the season between April and September. This seasonal effect could, in turn, increase the inflow and outflow of barges and vessels in our dry port and cause the space in our silos to be exceeded, which in turn would affect our timely operations or our ability to satisfy the increased demand. Inability to provide services in a timely manner may have a negative impact on our clients’ satisfaction and result in loss of existing contracts or inability to obtain new contracts.

We are subject to certain operating risks, including vessel breakdowns or accidents , that could result in a loss of revenue from the affected vessels or port operations and which in turn could have a material adverse effect on our results of operations or financial condition.

Our exposure to operating risks of vessel breakdown and accidents mainly arises in the context of our owned and operated vessels, including barges and pushboats under bareboat charter contracts. If any of the vessels in our fleet suffers damage, it may need to be repaired at a drydocking facility. The costs of drydocking are unpredictable and can be substantial. The loss of earnings while these vessels, barges and pushboats are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels, barges and pushboats are damaged or drydocked at the same time. The rest of our fleet is chartered-in under voyage on time charters and, as a result, most operating risks relating to these time chartered vessels remain with their owners. If we pay hire on a chartered-in vessel or barge at a lower rate than the rate of hire it receives from a sub-charterer to whom we have chartered out the vessel, a breakdown or loss of the vessel due to an operating risk suffered by the owner will, in all likelihood, result in our loss of the positive spread between the two rates of hire. Although we maintain insurance policies (subject to deductibles and exclusions) to cover us against the sinking or other loss of a chartered-in vessel, we cannot assure you that we will be covered under all circumstances or that such policies will be available in the future on commercially reasonable terms. Breakdowns, accidents or drydocking costs involving our vessels and losses relating to chartered vessels that are not covered by insurance would result in a loss of revenue from the affected vessels, which may materially adversely affect our financial condition and results of operations.

We depend on a few significant customers for a large part of our revenues, and the loss of one or more of these customers could materially and adversely affect our revenues.

In each of our businesses, we derive a significant part of our revenues from a small number of customers. For the year ended December 31, 2011, our three largest customers, Petrobras, Petropar and Esso (an affiliate of Exxon Mobil Corporation), accounted for 18.1%, 10.2% and 10.0% of our revenues, respectively and our five largest customers accounted for approximately 55.1%. Other than our three largest customers, no other customer accounted for more than 10% of our revenues during the year ended December 31, 2011. During the year ended December 31, 2010, our largest customer, Petrobras, accounted for 17.5% of our revenues, and our five largest customers accounted for approximately 50% of our revenues. Other than our largest customer, no other customer accounted for more than 10% of our revenues during the year ended December 31, 2010. In 2009, one customer accounted for 10.2% of our revenues and our five largest customers, in aggregate, accounted for 45.1% of our revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels. The loss of any of our significant customers could materially adversely affect our results of operations.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, disagreements with us or otherwise;

•	the customer terminates the contract because we fail to meet their contracted storage needs;

•

the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

We are subject to certain credit risks with respect to our counterparties on contracts, and the failure of such counterparties to meet their obligations could cause us to suffer losses on such contracts and thereby decrease revenues and income.

We charter-out our fleet, provide handling services for commodities and rent the space of our silos to other parties, who pay us hire on a daily rate or rate per ton or per cubic meter stored or moved. We also enter into spot market voyage contracts, for which we are paid a rate per ton to carry a specified cargo on a specified route. If the counterparties fail to meet their obligations, we could suffer losses on such contracts which could materially adversely affect our financial condition and results of operations. In addition, after a counterparty defaults on a contract, we would have to enter into new contracts at possibly lower rates. It is also possible that we would be unable to secure a contract at all. If we enter into new contracts at lower rates or are unable to replace the contracts, our financial condition and results of operations could be materially adversely affected.

When our contracts expire, we may not be able to successfully replace them.

The process for concluding contracts for our services, including port logistics services, vessel contracts and longer-term time charters generally involves a lengthy and intensive screening and vetting process and the submission of competitive bids. In addition to the quality and suitability of our ports and fleet, medium- and longer-term contracts tend to be awarded based upon a variety of other factors relating to the operator, including but not limited to:

•	environmental, health and safety record;

•	compliance with regulatory industry standards;

•	reputation for customer service, technical and operating expertise;

•	shipping and port operating experience and quality of operations, including cost-effectiveness;

•	construction management experience, including the ability to procure on-time delivery of vessels according to customer specifications;

•	ability to negotiate contract terms, including those allocating operational risks;

•	competitiveness of the bid in terms of overall price; and

•	general reputation in the industry.

As a result of these factors, when our contracts, including our long-term charters, expire, we cannot assure you that we will be able to successfully replace them promptly or at all or at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our noteholders or lenders. Our ability to renew the contracts on our current or future vessels by the time of their expiration or termination, and the rates payable under any replacement contracts, will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities as described above.

However, if we are successful in employing our vessels under longer-term contracts, our vessels will not be available for trading in the spot market during an upturn in the market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels with profitable contracts, our results of operations and operating cash flow could be materially adversely affected.

Our business can be affected by adverse weather conditions, effects of climate change and other factors beyond our control, that can affect production of the goods we transport and store as well as the navigability of the river system on which we operate.

A significant portion of our business is derived from the transportation, handling and storage of soybeans and other agricultural products produced in the Hidrovia region. Any drought or other adverse weather conditions, such as floods, could result in a decline in production of these products, which would likely result in a reduction in demand for our services. This would, in turn, negatively impact our results of operations and financial condition. Furthermore, our fleet operates in the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as changes in the depth of the water or the width of the navigable channel, could, in the short-term, reduce or limit our ability to effectively transport cargo on the rivers. For example, we were adversely affected by the decline in soybean production associated with the drought experienced mainly in the first quarter of 2009, throughout the main soybean growing areas of the Hidrovia. Low water levels, which began during the fourth quarter of 2008 and extended into 2009, also affected the volume carried. The possible effects of climate change, such as floods, droughts or increased storm activity, could similarly affect the demand for our services or our operations.

A prolonged drought, the possible effects of climate change, or other turn of events that is perceived by the market to have an impact on the region, the navigability of the Parana or Paraguay Rivers or our business in general may, in the short-term, result in a reduction in the market value of our ports, barges and pushboats that operate in the region. These barges and pushboats are designed to operate in wide and relatively calm rivers, of which there are only a few in the world. If it becomes difficult or impossible to operate profitably our barges and pushboats in the Hidrovia and we are forced to sell them to a third party located outside of the region, there is a limited market in which we would be able to sell these vessels, and accordingly we may be forced to sell them at a substantial loss.

We may be unable to obtain financing for our growth or to fund our future capital expenditures, which could materially adversely affect our results of operations and financial condition.

In 2010, apart from the delivery in February of the Sara H, a 9,000 dwt product tanker with a purchase price of $18.0 million, we also began the construction of a new grain cleaning and drying facility at our port in Nueva Palmira with a static capacity of 7,000 metric tons, which has been operational since May 16, 2011. The total cost of this investment was $3.9 million, of which $3.0 million was paid during 2010 and the rest was paid during the first half of 2011. In 2010, we acquired two 29 acre parcels of land located south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for mineral ores and liquid bulks, paying a total cost of $1.0 million. In addition, during the second, third and fourth quarter of 2011, we used a portion of the proceeds from the offering on April 12, 2011 of $200.0 million of 9.25 % senior notes due 2019 (the “senior notes” or “the notes”) to acquire three pushboats, 66 barges and one floating drydock for a total cost of approximately $60.0 million, including transportation and other related costs.

In order to follow our current strategy for growth, we will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures. For example, we have completed the construction of a ninth silo with approximately 100,000 metric tons capacity which is operational as of April 2012, and we plan to construct an additional vessel loading conveyor belt at our dry port facility. In our liquid port in Paraguay, we added 3,000 cubic meters of storage capacity in December 2011 reaching a total capacity of 38,560 and we are currently constructing two additional storage tanks with a combined capacity of 7,100 cubic meters which are expected to be completed in the first half of 2012 and will increase the total storage capacity of the liquid port to 45,660 cubic meters.

In the future, we will also need to make capital expenditures required to maintain our current ports, fleet and infrastructure. Cash generated from our earnings may not be sufficient to fund all of these measures. In addition, the terms of any joint venture arrangements we may enter into in the future may limit the ability of the joint venture to distribute cash to us, and other joint venture partners may need to consent to the actions taken by the joint venture. Accordingly, we may need to raise capital through borrowings or the sale of debt or equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we fail to obtain the funds necessary for capital expenditures required to maintain our ports, fleet and infrastructure, we may be forced to take vessels out of service or curtail operations, which could materially harm our revenues and profitability. If we fail to obtain the funds that might be necessary to acquire new vessels, or increase our working capital or capital expenditures, we might not be able to grow our business and our earnings could suffer. Furthermore, despite covenants under the indenture governing the senior notes and the agreements governing our other indebtedness, we will be permitted to incur additional indebtedness which would limit cash available for working capital and to service our indebtedness.

The failure of Petrobras to successfully implement its business plan for 2011-2015 could adversely affect our business.

During 2011, Petrobras announced its business plan for 2011-2015, which includes a projected capital expenditure budget of $224.7 billion between 2011 and 2015 and provides for an increase in drilling rigs, and in connection therewith forecasts a growth in the demand for supply and specialty vessels from 287 in December 2010 to 479 by 2015. In addition, Petrobras has entered into an assignment agreement with the Brazilian federal government (the “Assignment Agreement”) to conduct operations in specified pre-salt areas (areas of rock accumulations which are found under the salt layer of the Brazilian coastline and have the potential for the generation of oil), which will require additional capital expenditures by Petrobras to explore and develop the areas covered by the Assignment Agreement. The Assignment Agreement as well as other agreements and Brazilian regulations require that Petrobras acquire a minimum level of goods and services from Brazilian providers. In addition, Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade. Petrobras Group was our largest customer for 2010 and for 2011. In May 2011, we also signed 15-year charter contracts with Petrobras for six Panamax vessels, which are subject to our option to cancel the contracts if we are unable to secure acceptable financing for the construction of the vessels. Any failure to capitalize on our relationship with Petrobras could have a material adverse effect on our results of operations.

We own and operate an up-river port terminal in San Antonio, Paraguay that we believe is well-positioned to become a hub for industrial development based upon the depth of the river in the area and the convergence between land and river transportation. If the port does not become a hub for industrial development, our future prospects could be materially and adversely affected.

We own and operate an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay. We believe that the port’s location south of the city of Asuncion, the depth of the river in the area and the convergence between land and river transportation make this port well-positioned to become a hub for industrial development. However, if the location is not deemed to be advantageous, or the use of the river or its convergence with the land is not fully utilized for transportation, then the port would not become a hub for industrial development, and our future prospects could be materially and adversely affected.

The risks and costs associated with ports as well as vessels increase as the operational port equipment and vessels age.

The costs to operate and maintain a port or a vessel increase with the age of the port equipment or the vessel. Governmental regulations, safety or other equipment standards related to the age of the operational port equipment or vessels may require expenditures for alterations or the addition of new equipment to our port equipment or vessels and may restrict the type of activities in which these ports or vessels may engage. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key equipment for our vessels and ports (such as engine makers, propulsion systems makers, control systems makers and others) may not have the spare parts needed available immediately (or off-the-shelf) and may have to produce them when required. If this was the case, our vessels and ports may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in substantial loss of revenues for us. The average age of our six product tanker vessels is two years. In some cases, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. We cannot assure you that, as our operational port equipment and vessels age, market conditions will justify those expenditures or enable us to operate our ports and vessels profitably during the remainder of their useful lives. If we sell such assets, we may have to sell them at a loss, and if clients no longer use our ports or charter-out our vessels due to their age, our results of operations could be materially adversely affected.

We are subject to various laws, regulations and conventions, relating to environmental, health and safety laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.

Our business is materially affected by government regulation to protect the environment, health and safety in the form of international conventions, national, state and local laws, customs inspections and related procedures, and regulations in force in the jurisdictions in which our ports are located and our fleet operates, as well as in the country or countries of their registration. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels, or on the operation of our ports. Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by inland self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. In order to satisfy any such requirements, we may be required to take one or more of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write-downs.

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially and adversely affect our operations, as well as the shipping industry generally. In various jurisdictions, legislation has been enacted or is under consideration that would impose more stringent requirements on air pollution and other ship emissions, including emissions of greenhouse gases and ballast water discharged from vessels. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Violations of such requirements can result in substantial penalties, and in certain instances, seizure or detention of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and customers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental and safety concerns have created a demand for vessels that conform to higher environmental and safety standards. We are required to maintain operating standards for all of our vessels for operational safety, quality maintenance, continuous training of our officers and crews, and compliance with international, national and local laws and regulations. We believe that our vessels and operations are in substantial compliance with applicable environmental and safety laws, regulations and standards. However, because such laws and regulations are frequently changing and may impose increasingly stricter requirements or be enforced more strictly, future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations. There is also a risk that any non-compliance that may be found to exist could lead to penalties or fines, that these could be imposed regardless of fault or intent, and that they could materially adversely affect our financial position.

In addition, various international and domestic laws have been adopted that impose liability to pay damages or compensation for environmental loss or other damage resulting from ship operations, notably through pollution by oil or other hazardous or noxious substances. Relevant international laws include the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”) (which imposes liability for pollution damage caused by the escape or discharge of persistent oil from a tanker), and the International Convention on Civil Liability for Bunker Oil Pollution Damage 2001 (which applies to oil pollution damage from the bunkers of vessels other than tankers falling within CLC). Domestic legislation also exists that imposes similar liabilities in respect of pollution damage, notably in respect of incidents falling outside these international regimes. We could also become subject to personal injury or property or natural resources damage claims relating to exposure to, or releases of, regulated materials associated with our current or historic operations. In addition, we are subject to insurance or other financial assurance requirements relating to oil spills and other pollution incidents and are in material compliance with these requirements.

We maintain, for each of our owned vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per event. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per incident, our cash flow, profitability and financial position could be materially and adversely impacted.

For a more detailed discussion regarding the details of these international and domestic laws, please see “Item 4.B. Business Overview.”

As we expand our business, we may have difficulty managing our growth, including the need to improve our operations and financial systems, staff and crew. If we cannot improve these systems or recruit suitable employees, we may not be able to effectively control our operations.

We intend to grow our port terminal, barge and cabotage businesses, either through land acquisition and expansion of our port facilities, through purchases of additional vessels, through chartered-in vessels or acquisitions of other logistics and related or complementary businesses. The expansion and acquisition of new land or addition of vessels to our fleet will impose significant additional responsibilities on our management and staff, and may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued activity for the new businesses.

In addition, approval of governmental, regulatory and other authorities may be needed to implement any acquisitions or expansions. For example, we have purchased land near the Nueva Palmira Free Zone area in Uruguay with the intention of expanding our port facilities and add a new port terminal for minerals and liquid cargo. In order to complete this project, however, we need to receive required authorization from several authorities. If these authorities deny our request for authorization, we will not be able to proceed with this project.

Growing any business by acquisition presents numerous risks. Acquisitions expose us to the risk of successor liability relating to actions involving an acquired company, its management or contingent liabilities incurred before the acquisition. The due diligence we conduct in connection with an acquisition, and any contractual guarantees or indemnities that we receive from the sellers of acquired companies or assets, may not be sufficient to protect us from, or compensate us for, actual liabilities. Any material liability associated with an acquisition could adversely affect our reputation and results of operations and reduce the benefits of the acquisition. Other risks presented include difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired assets or operations into existing infrastructures.

Management is unable to predict whether or when any prospective acquisition will occur, or the likelihood of a certain transaction being completed on favorable terms and conditions. Our ability to expand our business through acquisitions depends on many factors, including our ability to identify acquisitions or access capital markets at an acceptable cost and negotiate favorable transaction terms. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith or that our acquisitions will perform as expected, which could materially adversely affect our results of operations and financial condition. Furthermore, because the volume of cargo we ship is at or near the capacity of our existing barges during the typical peak harvest season, our ability to increase volumes shipped is limited by our ability to acquire or charter-in additional barges.

With respect to our existing infrastructure, our initial operating and financial systems may not be adequate as we implement our plan to expand, and our attempts to improve these systems may be ineffective. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our operations, we may be unable to effectively control and manage the substantially larger operation. Although it is impossible to predict what errors might occur as the result of inadequate controls, it is generally harder to manage a larger operation than a smaller one and, accordingly, more likely that errors will occur as operations grow. Additional management infrastructure and systems will be required in connection with such growth to attempt to avoid such errors.

Rising crew costs, fuel prices and other cost increases may adversely affect our profits.

At December 31, 2011, we employed 431 land-based employees and approximately 707 seafarers as crew on our vessels. Crew costs are a significant expense for us. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our time and spot contracts. Additionally, labor union activity in the Hidrovia may create pressure for us to pay higher crew salaries and wages. In addition, fuel is one of the largest operating expenses in our barge and cabotage businesses, where the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Currently, most of our contracts provide for the adjustment of freight rates based on changes in the fuel prices. We may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent our contracts do not pass-through changes in fuel prices to our clients, we will be forced to bear the cost of fuel price increases. We may hedge in the futures market all or part of our exposure to fuel price variations. We cannot assure you that we will be successful in hedging our exposure. In the event of a default by our contractual counterparties or other circumstance affecting their performance under a contract, we may be subject to exposure under, and may incur losses in connection with, our hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. We may not be able to pass onto our customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially adversely affect our results of operations.

Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially adversely affect our results of operations, financial condition and cash flows.

Concerns relating to the European sovereign debt crisis have recently intensified. While Greece, Portugal and Ireland have been the most affected countries thus far, with each agreeing to a rescue package with the European Union and the International Monetary Fund, there are fears that other European countries may be further affected by increasing public debt burdens and weakening economic growth prospects. On January 13, 2012, Standard and Poor’s Rating Services downgraded the long-term ratings for nine Eurozone nations, including France, Italy and Spain. On February 13, 2012, Moody’s Investors Service (“Moody’s”) downgraded the sovereign debt ratings of Italy, Malta, Portugal, Slovakia, Slovenia and Spain, while initiating negative outlooks on the United Kingdom, France and Austria. Additionally, on March 2, 2012, Moody’s downgraded Greece’s sovereign debt rating to C from Ca. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greece and other European nations, which may expose us to a loss of cash deposits or cash equivalents.

Furthermore, the United States and other parts of the world are exhibiting volatile economic trends and were recently in a recession. Despite signs of recovery, the outlook for the world economy remains uncertain. For example, the credit markets worldwide and in the U.S. have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These issues, along with the repricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Additionally, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt as payments come due under our credit facilities, in the future if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Due to the fact that we would possibly cover all or a portion of the cost of any new acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or other assets and new business acquisitions.

In addition, the economic uncertainty worldwide has markedly reduced demand for shipping services and has decreased charter rates, which may adversely affect our results of operations and financial condition. Currently, the economies of China, Japan, other Asian Pacific countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has driven decreased rates and vessel values.

We could face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the uncertainty in market conditions and the regulatory climate in the U.S., Europe and worldwide could adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors could have a material adverse effect on our results of operations, financial condition or cash flows.

Our industry is highly competitive, and we may not be able to compete successfully for services with new companies with greater resources.

We provide services through our ports and employ our fleet in highly competitive markets. The river and sea coastal logistics market is international in scope and we compete with many different companies, including other port or vessel owners and major oil companies.

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to ours. With respect to exports, our competitors are Montevideo Port in Montevideo and Ontur and TGU in Nueva Palmira. The main competitor of our liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol and Petrobras, which are also customers of our port.

We face competition in our barge and cabotage businesses with transportation of oil and refined petroleum products from other independent ship owners and from vessel operators. The charter markets in which our vessels compete are highly competitive. Key competitors include Ultrapetrol Bahamas Ltd. and Fluviomar. In addition, some of our customers, including ADM, Cargill, Louis Dreyfus and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. We also compete indirectly with other forms of land-based transportation such as truck and rail. These companies and other smaller entities are regular competitors of ours in our primary tanker trading areas. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility.

Our competitors may be able to offer their customers lower prices, higher quality service and greater name recognition than we do. Accordingly, we may be unable to retain our current customers or to attract new customers.

If we fail to fulfill the oil majors’ vetting processes, it could materially adversely affect the employment of our tanker vessels in the spot and period markets, and consequently our results of operations.

        While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, OCIMF, have developed and are implementing two basic tools: (a) the Ship Inspection Report Program (“SIRE”) and (b) the Tanker Management and Self Assessment (“TMSA”) program. The former is a ship inspection based upon a thorough Vessel Inspection Questionnaire and performed by OCIMF-accredited inspectors, resulting in a report being logged on SIRE. The report is an important element of the ship evaluation undertaken by any oil major when a commercial need exists.

Based upon commercial needs, there are three levels of assessment used by the oil majors: (a) terminal use, which will clear a vessel to call at one of the oil major’s terminals, (b) voyage charter, which will clear the vessel for a single voyage and (c) term charter, which will clear the vessel for use for an extended period of time. While for terminal use and voyage charter relationships, a ship inspection and the operator’s TMSA will be sufficient for the evaluation to be undertaken, a term charter relationship also requires a thorough office audit. An operator’s request for such an audit is by no means a guarantee one will be performed; it will take a long record of proven excellent safety and environmental protection on the operator’s part as well as high commercial interest on the part of the oil major to have an office audit performed. If we fail to clear the vetting processes of the oil majors, it could have a material adverse effect on the employment of our vessels, and, consequently, on our results of operations.

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel with certain characteristics must be classed by a classification society that is authorized and is customarily a member of the International Association of Classification Societies Ltd. (“IACS”). The classification society must certify that a vessel has been built and maintained in accordance with the rules of such organization and complies with the applicable rules and regulations of the country whose flag such vessel flies and the international conventions of which that country is a member. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with international conventions such as the United Nations Safety of Life at Sea Convention (“SOLAS”). Most of our owned and chartered-in fleet is currently enrolled with Lloyd’s Register of Shipping, RINA (Italian Naval Register), ABS (American Bureau of Shipping) and Bureau Veritas.

Vessels, pushboats and barges must undergo an annual survey, an intermediate survey and a special survey. For oceangoing vessels, in lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery and/or its hull would be surveyed periodically over a five-year period. Certain of our vessels are on continuous survey cycles for machinery inspection. Every oceangoing vessel is also required to be drydocked every two to three years on intermediate survey and every five years on special survey, while inland navigation vessels are required to be drydocked every seven years on special survey for inspection of the underwater parts of such vessel and every three and a half years for a floating intermediate survey.

If any vessel fails any annual survey, intermediate survey or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a material adverse effect on our revenues due to the loss of revenues from such vessel until it was able to trade again.

Our vessels could be subject to seizure through maritime arrest or government requisition.

Crew members, suppliers of goods and services to a vessel, barge or pushboat, shippers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting the vessel or, under the “sister ship” theory of liability followed in some jurisdictions, arrest the vessel that is subject to the claimant’s maritime lien or any other vessel owned or controlled by the same owner. In addition, a government could seize ownership of one of our vessels or take control of a vessel and effectively become her charterer at charter rates dictated by the government. Generally, such requisitions occur during a period of war or emergency. The maritime arrest, government requisition or any other seizure of one or more of our vessels could interrupt our operations, reducing related revenue and earnings, and may require us to pay very large sums of money to have the arrest lifted.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We may employ our fleet on the spot market and thus expose ourselves to risk of losses based on short-term decreases in shipping rates.

We periodically employ some of our fleet on a spot basis. As of December 31, 2011, 63% of our cabotage fleet and 73% of our barge fleet on a dwt tons basis was employed under time charter or COA contracts. The remaining percentage of our barge fleet and cabotage fleet were employed in the spot market. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in our target markets have not yet been clearly determined but we expect them to exhibit significant volatility as the South American markets mature. We cannot assure you that we will be successful in keeping our fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably. A significant decrease in spot market rates or our inability to fully employ our fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially adversely affect our results of operations, and operating cash flow.

Because the fair market values of vessels fluctuate significantly, we may incur losses when we sell vessels.

Vessel values have historically been highly volatile. The market value of our vessels may fluctuate significantly in the future, and we may incur losses when we sell vessels, which would adversely affect our earnings. Some of the factors that affect the fair market value of vessels, all of which are beyond our control, are:

•	general economic, political and market conditions affecting the shipping industry;

•	number of vessels of similar type and size currently on the market for sale;

•	the viability of other modes of transportation that compete with our vessels;

•	cost and number of newly constructed vessels and scrapped vessels;

•	governmental or other regulations;

•	prevailing level of contract rates; and

•	technological advances that can render our vessels inferior or obsolete.

Our industry has inherent operational risks that may not be adequately covered by our insurance.

The operation of vessels in international and regional trade is inherently risky. Although we carry insurance for our fleet covering risks commonly insured against by vessel owners and operators, such as hull and machinery insurance, war risks insurance and protection and indemnity insurance, all risks may not be adequately insured against, any particular claim may not be paid and any indemnification paid due to the occurrence of a casualty covered by our policies may not be sufficient to entirely compensate us for the damages suffered. We do not currently maintain loss of hire or defense insurance. We also do not maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Furthermore, we do not maintain strike insurance, which would protect us from loss of revenue due to labor disruptions. Accordingly, any extended vessel off-hire, due to an accident, labor disruption or other reason, could have a material adverse effect on our business. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

We may be unable to procure adequate insurance coverage for our fleet or port terminals at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available to us in the future may be significantly more expensive than our existing coverage.

Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel or other asset in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet and port terminals. Our insurance policies also contain deductibles, limitations and exclusions, which can result in significant increased overall costs to us.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also on the claim records of all other members of the protection and indemnity associations.

We may be subject to calls, or premiums, in amounts based not only on our claim records but also on the claim records of all other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us, which could have a material adverse effect on our business, results of operations and financial condition and our indebtedness.

We do not carry any strike insurance. As a result, if we were to become subject to a labor strike, we may incur uninsured losses, which could have a material adverse effect on our results of operations.

We do not currently maintain any strike insurance. As a result, if the crew of our vessels were to initiate a labor strike, we could incur uninsured liabilities and losses as a result. There can be no guarantee that we will be able to obtain additional insurance coverage in the future, and even if we are able to obtain additional coverage, we may not carry sufficient insurance coverage to satisfy potential claims. Should uninsured losses occur, it could have a material adverse effect on our results of operations.

We are a majority-owned subsidiary of Navios Holdings, through which significant controlling stockholders, along with members of our management team, may exert considerable influence over our actions in ways that may not serve the interests of investors.

Navios Holdings and Grandall Investments S.A. are our significant stockholders. Angeliki Frangou, our Chairman, beneficially owns approximately 23.7% of the outstanding common stock of Navios Holdings. Grandall Investments, which is owned by Claudio Pable Lopez, our Chief Executive Officer, Horacio Enrique Lopez, our Chief Operating Officer—Shipping Division, and Carlos Augusto Lopez, our Chief Commercial Officer—Shipping Division, owns 36.2% of our outstanding common stock. Navios Holdings and Grandall Investments, as the beneficial owners of our common stock have the power to control our actions and the outcome of matters on which our stockholders are entitled to vote. Navios Holdings, Ms. Frangou and the Lopez family may pursue interests different from your interests in determining these matters.

In addition, we and our shareholders are party to a shareholders’ agreement. Pursuant to this shareholders’ agreement, when we become subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), the shares of our common stock held by Navios Holdings were to convert into shares of Class B Common Stock, with each share of Class B Common Stock entitling its holder to ten votes per share. Navios Holdings has currently waived such conversion provision in connection with the effectiveness on February 17, 2012 of our registration statement filed in relation to our Senior Notes. If and when the conversion occurs, it will permit Navios Holdings to control our business even if it does not hold a majority economic interest in our company. See “Item 7. Major Shareholders and Related Party Transactions.”

We have a meaningful relationship with Navios Holdings, and we depend on Navios Holdings for certain legal, advisory, administrative and other services and benefit from its global network to obtain competitive financing. If our relationship with Navios Holdings ended or was significantly altered, our business and results of operations could be materially adversely affected.

Navios Holdings has indicated that it has been evaluating a number of strategic alternatives for us, including our becoming an independent business. While there can be no certainty as to timing, Navios Holdings could decide to pursue these alternatives during 2012. We are party to an administrative services agreement with Navios Holdings (the “Administrative Services Agreement”), pursuant to which Navios Holdings will provide certain services to us, including bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and integration of any acquired businesses. We will rely on Navios Holdings to perform obligations under the agreement. If we undergo a change of control, Navios Holdings may terminate this agreement upon 120 days notice. If this agreement is terminated or our relationship with Navios Holdings ended or was significantly altered, we may not have access to these services or be able to capitalize on Navios Holdings’ global network of relationships to source acquisitions, obtain competitive debt financing, and engage in innovative financing and could incur operational difficulties or losses. In addition, we may not benefit from the same financial flexibility our association with Navios Holdings provides us and, as a result, may not be able to access debt financing on favorable terms, or at all. If our relationship with Navios Holdings ends or is significantly altered, our business, results of operations and financial position could be materially adversely affected. See “Item 7.B Certain Relationships and Related Party Transactions–Administrative Services Agreement.”

Certain of our directors, officers, and principal stockholders are affiliated with entities engaged in business activities similar to those conducted by us which may compete directly with us, causing such persons to have conflicts of interest.

Some of our directors, officers and principal stockholders have affiliations with entities that have similar business activities to those conducted by us. Our controlling stockholder, Navios Holdings, is a global, vertically integrated seaborne shipping and logistics company which operates numerous businesses focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. In addition, certain of our directors are also directors of shipping companies and they may enter similar businesses in the future. These other affiliations and business activities may give rise to certain conflicts of interest in the course of such individuals’ affiliation with us. Although we do not prevent our directors, officers and principal stockholders from having such affiliations, we use our best efforts to cause such individuals to comply with all applicable laws and regulations in addressing such conflicts of interest. Our officers and employee directors devote their full time and attention to our ongoing operations, and our non-employee directors devote such time as is necessary and required to satisfy their duties as directors of a company.

Our success depends upon our management team and other employees, and if we are unable to attract and retain key management personnel and other employees, our results of operations may be negatively impacted.

Our success depends to a significant extent upon the abilities and efforts of our management team and our ability to retain them. In particular, many members of our senior management team, including our Chairman, our Chief Executive Officer, our Chief Financial Officer, our Chief Operating Officers and our Chief Commercial Officer, have extensive experience in the logistics and shipping industries. If we were to lose their services for any reason, it is not clear whether any available replacements would be able to manage our operations as effectively. The loss of any of the members of our management team could impair our ability to identify and secure vessel contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

We do not maintain key man insurance on any of our officers. Further, the efficient and safe operation of our fleet and ports requires skilled and experienced crew members and employees. Difficulty in hiring and retaining such crew members and employees could adversely affect our results of operations.

One of our subsidiaries, Hidronave S.A., is a joint venture and we are party to a joint venture agreement that contains a non-compete provision which could affect our ability to engage in certain business opportunities or expand our operations.

We are party to a joint venture agreement that contains a non-compete provision. This provision restricts us, along with our joint venture partners, from engaging in certain businesses in specified locations which could be in competition with any part of the business of the joint venture. As a result of this non-compete provision, we could be prevented from engaging in certain business opportunities that we would otherwise undertake.

There can be no assurance that the non-compete provision in our joint venture agreement will be adequate to deter our joint venture partners from competing with our joint venture or other businesses. In addition, litigation to enforce our rights under a non-compete provision could result in substantial cost and divert our management’s time and effort.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our Amended and Restated Articles of Incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA are intended to resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. The BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions. Accordingly, investors may have more difficulty protecting their interests in the face of actions by management, directors or controlling stockholders than they would in the case of a corporation incorporated in the State of Delaware or other U.S. jurisdictions.

We, and certain of our officers and directors may be difficult to serve with process as we and our subsidiaries are incorporated in various jurisdictions outside the United States and certain of our officers and directors may reside outside of the United States.

We are a corporation organized under the laws of the Republic of the Marshall Islands. Our guarantors are organized under the laws of Argentina, the Republic of the Marshall Islands, Panama, Paraguay and Uruguay. Certain of our directors and officers are residents of Greece or other non-U.S. jurisdictions. Substantial portions of the assets of these persons are located in Argentina, Greece, Panama, Paraguay, Uruguay or other non-U.S. jurisdictions. Thus, it may not be possible for investors to affect service of process upon us, our guarantors, or our non-U.S. directors or officers, or to enforce any judgment obtained against these persons in U.S. courts. Also, it may not be possible to enforce U.S. securities laws or judgments obtained in U.S. courts against these persons in a non-U.S. jurisdiction.

We are a holding company, and depend entirely on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company, and as such we have no significant assets other than the equity interests of our subsidiaries. Our subsidiaries conduct all of our operations and own all of our operating assets. As a result, our ability to service our indebtedness and satisfy our obligations depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization. For example, our subsidiaries’ future credit agreements may contain significant restrictions on the ability of our subsidiaries to pay dividends or make other transfers of funds to us. Further, some countries in which our subsidiaries are incorporated require our subsidiaries to receive central bank approval before transferring funds out of that country. If we are unable to obtain funds from our subsidiaries, we will not be able to service our debt and satisfy our obligations unless we obtain funds from other sources, which may not be possible.

Prior to the consummation of the exchange offer for the senior notes, we were not subject to the reporting requirements of the Exchange Act, and our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject going forward. If we are unable to achieve and maintain effective internal controls, our business, financial position and results of operations could be materially adversely affected.

We are now directly subject to certain laws and regulations, public reporting requirements, and certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, (“the Sarbanes-Oxley Act”), and certain securities laws and regulations of the Securities and Exchange Commission (“SEC”). For example, we are now required to design, evaluate and maintain a system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and related rules and regulations of the SEC and the Public Company Accounting Oversight Board, which require annual management assessments of the effectiveness of our internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. These reporting and other obligations place significant demands on our management and administrative and operational resources, including accounting resources. Complying with these statutes, regulations and requirements will increase our general and administrative costs as a result of higher expenses associated with audit work, regulatory requirements and the establishment and maintenance of heightened corporate governance practices. We estimate such additional costs could range from approximately $0.8 million to $1.0 million on an annualized basis. The incurrence of such additional expense could have a negative effect on our business, results of operations or financial condition.

To comply with these requirements, it is anticipated that we will need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional legal, accounting and finance staff. If we are unable to upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired and we may be subject to regulatory sanctions or investigations. In addition, if we are unable to conclude that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports which could result in a decline in the market price of the senior notes.

We are a “foreign private issuer” which exempts us from certain SEC requirements.

We are a foreign private issuer within the meaning of rules promulgated under the Exchange Act. As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; and

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information.

Accordingly, investors in the senior notes will not be able to obtain information of the type described above except as otherwise required by our indenture governing the senior notes.

Risks Relating to Argentina

Argentine government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls, wages and taxes, restrictions on production, imports and exports, have had and could continue to have a material adverse effect on us. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition or results of operations, the guarantees or the market price of the senior notes.

The continuing rise in inflation may have material adverse effects on the Argentine economy.

After several years of price stability under the convertibility regime, which established a fixed exchange rate of one U.S. dollar per one Argentine peso, the formal devaluation of the Argentine peso in January 2002 created pressures on the domestic prices system that generated high inflation in 2002, before substantially stabilizing in 2003. In 2004, the inflation rate (as measured by changes in the consumer price index, or CPI) reached 6.1% and in 2005 reached 12.3% according to data published by the Instituto Nacional de Estadísticas y Censos, or INDEC. The rate of inflation, according to data published by INDEC, decreased to 9.8% in 2006, in part due to several actions implemented by the Argentine government to control inflation and monitor prices for most relevant goods and services, which included price support arrangements agreed to by the Argentine government and private sector companies in several industries and markets. In 2007, 2008, 2009, 2010 and 2011, the inflation rate year-on-year, according to INDEC data, was 8.5%, 7.2%, 7.7%, 10.9% and 9.5%, respectively.

A return to a high inflation economy could undermine Argentina’s cost competitiveness abroad if not offset by an Argentine peso devaluation, while also negatively affecting the economy’s activity and employment levels.

Uncertainty about future inflation may contribute to slow the economic activity level by reducing the economy’s growth. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of our Argentine subsidiaries could be affected by inflation in the future.

The Argentine Central Bank has imposed restrictions on the transfer of funds outside of Argentina and other exchange controls in the past and may do so in the future, which could prevent our Argentine subsidiaries from transferring funds for the payment of the senior notes or the related guarantees.

In 2001 and the first half of 2002, Argentina experienced a massive withdrawal of deposits from the Argentine financial system in a short period of time, as depositors lost confidence in the Argentine government’s ability to repay its foreign debt, its domestic debt and to maintain the convertibility regime. This precipitated a liquidity crisis within the Argentine financial system, which prompted the Argentine government to impose exchange controls and restrictions on the ability of depositors to withdraw their deposits.

Furthermore, in 2001 and 2002 and until February 7, 2003, the Argentine Central Bank restricted Argentine individuals and corporations from transferring U.S. dollars abroad without its prior approval. In 2003 and 2004, the government reduced some of these restrictions, including those requiring the Argentine Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. Nevertheless, significant government controls and restrictions remain in place. Increasingly during 2008 and into 2009, the Argentine government has been imposing new restrictions on foreign exchange outflows, including through certain transactions on securities traded locally. Additionally, the Argentine federal tax authority has recently imposed new restrictions and limitations on the purchase of foreign currency. The existing controls and restrictions, and any additional restrictions of this kind that may be imposed in the future, could impair our ability to transfer funds generated by our Argentine operations in U.S. dollars outside Argentina to us for the payment of our indebtedness. In addition, the above restrictions and requirements, and any other restrictions or requirements that may be imposed in the future, expose us to the risk of losses arising from fluctuations in the exchange rate of the Argentine peso.

The Argentine government has made certain changes to its tax rules that affect our operations in Argentina and could further increase the fiscal burden on our operations in Argentina in the future.

Since 1992, the Argentine government has not permitted the application of an inflation adjustment on the value of fixed assets for tax purposes. Since the substantial devaluation of the Argentine peso in 2002, the amounts that the Argentine tax authorities permit us to deduct as depreciation for our past investments in plant, property and equipment have been substantially reduced, resulting in a higher effective income tax charge. If the Argentine government continues to increase the tax burden on our operations in Argentina, our results of operations and financial condition could be materially and adversely affected.

Risks Relating to Uruguayan Free Zone Regulation

Certain of our subsidiaries in Uruguay are operating as direct free trade zone users under an agreement with the Free Zone Division of the Uruguayan General Directorate of Commerce allowing them to operate in isolated public and private areas within national borders and to enjoy tax exemptions and other benefits, such as a generic exemption on present and future national taxes including the Industrial and Commercial Income Tax, Value-Added Tax, Wealth Tax, Foreign Exchange Tax, and Tax on Bank Assets. Other benefits that our subsidiaries enjoy are simplified corporate law provisions, the ability to negotiate preferential public utility rates with government agencies and government guarantees of maintenance of such benefits and tax exemptions. Free trade zone users are also exempt from tariffs on the import and export of goods and services between the free trade zone and countries outside of Uruguay. However, our subsidiaries may lose all the tax benefits granted to them if they breach or fail to comply with the free trade zone contracts or framework, including exceeding the 25% limit on non-Uruguayan employees or engaging in industrial, commercial or service activities outside of a free trade zone in Uruguay. In this case, our subsidiaries may continue with their operations from the free zone, but under a different tax regime.

Other Risks Relating to the Countries in which We Operate

We are an international company that is exposed to the risks of doing business in many different, and often less developed and emerging market countries.

We are an international company and conduct all of our operations outside of the United States, and we expect to continue doing so for the foreseeable future. These operations are performed in countries that are historically less developed and stable than the United States, such as Argentina, Brazil, Bolivia, Paraguay and Uruguay.

Some of the other risks we are generally exposed to through our operations in emerging markets include among others:

•	political and economic instability, changing economic policies and conditions, and war and civil disturbances;

•	recessions in economies of countries in which we have business operations;

•	frequent government interventions into the country’s economy, including changes to monetary, fiscal and credit policy;

•

the imposition of additional withholding, income or other taxes, or tariffs or other restrictions on foreign trade or investment, including currency exchange controls and currency repatriation limitations;

•	the modification of our status or the rules and regulations relating to the international tax-free trade zone in which we operate our dry port;

•	the imposition of executive and judicial decisions upon our vessels by the different governmental authorities associated with some of these countries;

•	the imposition of or unexpected adverse changes in foreign laws or regulatory requirements;

•	longer payment cycles in foreign countries and difficulties in collecting accounts receivable;

•	difficulties and costs of staffing and managing our foreign operations;

•	compliance with anti-bribery laws; and

•	acts of terrorism.

These risks may result in unforeseen harm to our business and financial condition. Also, some of our customers are headquartered in South America, and a general decline in the economies of South America, or the instability of certain South American countries and economies, could materially adversely affect us.

Our business in emerging markets requires us to respond to rapid changes in market conditions in these countries. Our overall success in international markets depends, in part, upon our ability to succeed in different legal, regulatory, economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies that will be effective in each location where we do business. Furthermore, the occurrence of any of the foregoing factors may have a material adverse effect on our business and results of operations.

With respect to Argentina, the Argentine economy has experienced significant volatility in recent decades. Although general economic conditions in Argentina have recovered significantly during recent years, there is uncertainty as to whether this growth is sustainable. The global economic crisis of 2008 led to a sudden economic decline, accompanied by political and social unrest, inflationary and Peso depreciation pressures and lack of consumer and investor confidence. Future government policies to pre-empt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, and changes in laws and policies affecting foreign trade. Such policies could destabilize the country and adversely and materially affect the Argentine economy, and thereby our business, results of operations and financial condition.

Argentina has very limited access to foreign financing resulting from a default, several restructurings, and a series of payment suspensions over the past decade. Due to the lack of access to the international capital markets, the Argentine government continues to use the Argentine Central Bank’s foreign-currency reserves for the payment of Argentina’s current debt, the reduction of which may weaken Argentina’s ability to overcome economic deterioration in the future. Without access to international private financing, Argentina may not be able to finance its obligations, and financing from multilateral financial institutions may be limited or not available. This could also inhibit the ability of the Argentine Central Bank to adopt measures to curb inflation and could materially adversely affect Argentina’s economic growth and public finances.

With respect to Brazil, the Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented, all of which are beyond our control, could have a material adverse effect on us. Additionally, the Brazilian government frequently implements changes to the Brazilian tax regime, including changes in prevailing tax rates and the imposition of temporary taxes, which may affect us.

The governments of Argentina, Bolivia, Brazil, Paraguay and Uruguay have entered into a treaty that commits each of them to participate in a regional initiative to integrate the region’s economies. There is no guarantee that such an initiative will be successful or that each of the governments involved in the initiative will follow through on its intentions to participate and if such regional initiative is unsuccessful, it could have a material adverse impact on our results of operations.

The governments of Argentina, Bolivia, Brazil, Paraguay and Uruguay have entered into a treaty that commits each of them to participate in a regional initiative to integrate the region’s economies, a central component of which is water transportation in the Hidrovia. Although we believe that this regional initiative of expanding navigation on the Hidrovia river system will result in significant economic benefits, there is no guarantee that such an initiative will ultimately be successful, that each country will follow through on its intention to participate, or that the benefits of this initiative will match our expectations of continuing growth in the Hidrovia or reducing transportation costs. If the regional initiative is unsuccessful, our results of operations could be materially and adversely affected.

Changes in rules and regulations with respect to cabotage or their interpretation in the markets in which we operate could have a material adverse effect on our results of operations.

In the markets in which we currently operate, in cabotage or regional trades, we are subject to restrictive rules and regulations on a region by region basis. Our operations currently benefit from these rules and regulations or their interpretation. For instance, preferential treatment is extended in Argentine cabotage for Argentine flagged vessels or foreign flagged vessels operated by local established operators with sufficient Argentine tonnage under one to three years’ licenses, including our Argentine cabotage vessels. Changes in cabotage rules and regulations or in their interpretation may have an adverse effect on our current or future cabotage operations, either by becoming more restrictive (which could result in limitations to the utilization of some of our vessels in those trades) or less restrictive (which could result in increased competition in these markets).

Because we generate the majority of our revenues in U.S. dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

We engage in regional commerce with a variety of entities. Although our operations expose us to certain levels of foreign currency risk, our revenues are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaranies, Argentinean pesos and Brazilian reals; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2011, 2010 and 2009 approximately 48.5% , 50.4% and 55.1%, respectively, of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee we will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which we operate may occur, and if such fluctuations were to occur in one or a combination of the countries in which we operate, our results of operations or financial condition could be materially adversely affected.

Risks Relating to Our Indebtedness

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the senior notes and our other obligations.

At December 31, 2011, we had $231.9 million in aggregate principal amount of debt, including the senior notes, outstanding. We also have $40.0 million of additional credit available to us under our revolving credit facility with Marfin Popular Bank (the “Credit Facility”).

Our substantial debt could have important consequences to our business and holders of the senior notes. Because of our substantial debt:

•

our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions of businesses or vessels or general corporate purposes and our ability to satisfy our obligations with respect to the senior notes may be impaired in the future;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•	we are exposed to the risk of increased interest rates because our borrowings under the Credit Facility are at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our lenders and noteholders, resulting in possible defaults on and acceleration of such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

•

we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates and that, as a result, we may not be positioned to withstand economic downturns;

•	our ability to refinance indebtedness may be limited or the associated costs may increase; and

•

our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business.

Despite our current indebtedness levels, we and our subsidiaries may be able to incur substantially more debt, including secured debt. This could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The agreements governing our indebtedness do not fully prohibit us or our subsidiaries from doing so. At December 31, 2011, we had $231.9 million in aggregate principal amount of debt, including the senior notes, outstanding. We also have $40.0 million of additional credit available to us under the Credit Facility. Any secured indebtedness permitted under the indenture would be effectively senior to the notes to the extent of the value of the assets securing such indebtedness, as would all indebtedness of non-guarantor subsidiaries. We also may incur new indebtedness if we expand our business or purchase new vessels or for other purposes. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all our debt obligations, including the repayment of the senior notes. In addition, the indenture governing the senior notes does not prevent us from incurring obligations that do not constitute indebtedness as defined therein.

The Credit Facility and the indenture governing the senior notes impose significant operating and financial restrictions on us that may limit our ability to successfully operate our business and adversely affect the holders of the senior notes.

The Credit Facility and the indenture governing the senior notes impose significant operating and financial restrictions on us, including those that limit our ability to engage in actions that may be in our long-term interests. These restrictions limit our ability to, among other things:

•	incur additional debt;

•	pay dividends or make other restricted payments;

•	create or permit certain liens;

•	make investments;

•	make capital expenditures;

•	engage in sale and leaseback transactions;

•	change the management of vessels or terminate the management agreements we have relating to each vessel;

•	sell vessels or other assets;

•	enter into long-term vessel arrangements without the consent of the lender;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us; or

•	consolidate or merge with or into other companies or sell all or substantially all of our assets.

Therefore, we will need to seek permission from our lender in order to engage in some corporate and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Our lender’s interests may be different from our interests, and we cannot guarantee that we will be able to obtain our lender’s permission when needed. This may prevent us from taking actions that are in our best interest. Any other future credit agreement may include similar or more restrictive provisions.

The Credit Facility requires that we are in compliance with the covenants contained in the indenture governing the senior notes. In addition, our future credit agreements may require that we maintain other specific financial covenants. We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants and ratios. Events beyond our control, including changes in the economic and business conditions in the markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lender will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit agreements would prevent us from borrowing additional money under the facilities and could result in a default under them.

The Credit Facility and our future debt is likely to be secured by mortgages on our vessels, barges or ports, vessels under construction pursuant to shipbuilding contracts, guarantees by our subsidiaries and/or other related assets, such as assignments of insurances and earnings or some combination of the foregoing. If a default occurs under the Credit Facility or future credit facilities, the lenders could elect to declare such debt, together with accrued interest and other fees and expenses, to be immediately due and payable and foreclose on the collateral, including our vessels, barges, ports or other assets securing that debt. In a case where a credit facility was used to finance the scheduled payments as they come due under shipbuilding contracts, such a default could result in default by us under the associated shipbuilding contract and possible foreclosure of our rights in the related newbuild. In addition, a payment default under a shipbuilding contract would give the shipyard the right to terminate the contract without any further obligation to finish construction and may give it rights against us for having failed to make the required payments.

Any loss of vessels or assets could significantly decrease our ability to generate positive cash flow from operations and, therefore, to service our debt. Moreover, if the lenders under a credit facility or other agreement in default were to accelerate the debt outstanding under that facility, it could result in a cross default under other debt. If all or part of our debt were to be accelerated, we may not have or be able to obtain sufficient funds to repay it upon acceleration. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants in future periods will also depend substantially on the value of our assets, our success at keeping our costs low, our ability to successfully implement our overall business strategy and our charter rates. Any future credit agreement or amendment may contain similar or more restrictive covenants.

Our ability to generate the significant amount of cash needed to service our debt obligations and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on multiple factors, many of which may be beyond our control.

Our ability to make scheduled payments on, or to refinance our obligations under, our debt, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated business opportunities will be realized on schedule or at all, or that future borrowings will be available to us in amounts sufficient to enable us to service our indebtedness and any amounts borrowed under the Credit Facility or future credit facilities, or to fund our other liquidity needs.

We will use cash to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital, capital expenditures, vessel acquisitions and other purposes. As a result of these obligations, our current liabilities may exceed our current assets. We may need to take on additional debt as we expand our ports and fleet or make acquisitions, which could increase our ratio of debt to equity. The need to service our debt may limit funds available for other purposes and our inability to service debt in the future could lead to acceleration of our debt and foreclosure on our ports or owned vessels.

Borrowings under the Credit Facility have amortization requirements prior to final maturity. As a result, we may be required to refinance any outstanding amounts under the Credit Facility prior to the scheduled maturity of the senior notes. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of indebtedness and the indebtedness incurrence restrictions imposed by the agreements governing our indebtedness, as well as prevailing market conditions. We could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our indebtedness service and other obligations.

The Credit Facility and the indenture governing the senior notes restrict our ability to dispose of assets and use the proceeds from any such dispositions. If we do not reinvest the proceeds of asset sales in our business (in the case of asset sales of non-collateral with respect to such indebtedness) or in new vessels or other related assets that are mortgaged in favor of the lender under the Credit Facility (in the case of assets sales of collateral securing), we may be required to use the proceeds to repurchase senior indebtedness other than the senior notes. We cannot assure you we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet indebtedness service obligations when due.

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

The London market for dollar loans between banks has recently been volatile, with the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Interest in most loan agreements in our industry has been based on published LIBOR rates. For example, our debt under the Credit Facility bears interest at variable rates based on LIBOR. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in our loan agreements or there is an increase in market interest rates, the cost of servicing our debt could increase significantly, which would have a material adverse effect on our profitability, earnings and cash flows. The impact of such an increase would be more significant for us than it would be for some other companies because of our substantial debt.

The market values of our vessels, which have declined from historically high levels, may fluctuate significantly, which could cause us to breach covenants in the Credit Facility.

Factors that influence vessel values include:

•	prevailing level of vessel contract rates;

•	number of newly constructed vessel deliveries;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global drybulk commodity supply and demand;

•	types and sizes of vessels;

•	development of and increase in use of other modes of transportation;

•	cost of vessel construction;

•	cost of newly constructed vessels;

•	governmental or other regulations; and

•	general economic and market conditions affecting the shipping industry.

If the market values of our owned vessels decrease, we may breach covenants contained in the Credit Facility. If we breach such covenants and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on that debt. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and, therefore, service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss.

The senior notes are unsecured and structurally subordinated to the rights of our and the guarantors’ existing and future secured creditors.

The indenture governing the senior notes permits us to incur a significant amount of secured indebtedness, including indebtedness under the Credit Facility and indebtedness to be used for acquisitions of vessels and businesses. At December 31, 2011, we had approximately $231.9 million of indebtedness outstanding, including $0.7 million of secured indebtedness. The substantial majority of our debt has been and will continue to be secured debt. Indebtedness under the Credit Facility will be secured by some of our assets, including vessels. The senior notes are unsecured and therefore do not have the benefit of such collateral. Accordingly, the senior notes are effectively subordinated to all such secured indebtedness. If an event of default occurs under the Credit Facility or under other future secured indebtedness, the senior secured lenders will have a prior right to our assets mortgaged in their favor, to the exclusion of the holders of the senior notes, even if we are in default under the senior notes. In that event, our assets and the assets of the subsidiary guarantors would first be used to repay in full all indebtedness and other obligations secured by them (including all amounts outstanding under the Credit Facility), resulting in all or a portion of our assets being unavailable to satisfy the claims of the holders of the senior notes and other unsecured indebtedness. Therefore, in the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, subject to any preferential treatment afforded to resident creditors of any particular jurisdiction, holders of senior notes will participate in our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as such senior notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor or other creditors who receive preferential treatment under applicable law. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the senior notes. As a result, holders of senior notes may receive less, ratably, than holders of secured indebtedness.

The senior notes are effectively subordinated to the obligations of our current non-guarantor subsidiary, Hidronave S.A., and any future non-guarantor subsidiaries.

The senior notes are not guaranteed by our non-wholly owned subsidiary, Hidronave S.A., or any of our future unrestricted subsidiaries. Unrestricted subsidiaries may, among other things, incur without limitation additional indebtedness and liens, make investments and acquisitions, and sell assets or stock. In addition, we will be able to sell unrestricted subsidiaries, or distribute unrestricted subsidiaries or the proceeds from a sale of any of their assets or stock to stockholders, or enter into merger, joint venture or other transactions involving them, or any combination of the foregoing, without restrictions. Payments on the senior notes are only required to be made by us and the subsidiary guarantors. Accordingly, claims of holders of the senior notes are structurally subordinated to the claims of creditors of our non-guarantor subsidiary and any subsidiary that is designated in the future as an “unrestricted subsidiary” or is a securitization subsidiary, in each case in accordance with the indenture, and any future subsidiaries that are not wholly-owned by us, including trade creditors. We may also be able to create future non-guarantor subsidiaries or unrestricted subsidiaries under the indenture. All obligations of our non-guarantor subsidiaries, including trade payables, will have to be satisfied before any of the assets of such subsidiary would be available for distribution, upon liquidation or otherwise, to us or a subsidiary guarantor. Our non-guarantor restricted subsidiary, Hidronave S.A., accounted for approximately $3.9 million, or 2.4%, of our total revenue and approximately $1.1 million, or 2.8%, of total EBITDA, in each case for the year ended December 31, 2011, and approximately $3.7 million, or 0.6%, of our total assets and approximately $2.4 million, or 0.8%, of our total liabilities, in each case as of December 31, 2011, and approximately $2.1 million, or 1.6%, of our total revenue and approximately $0.03 million, or 0%, of total EBITDA, in each case for the year ended December 31, 2010, and approximately $3.9 million, or 0.7%, of our total assets and approximately $3.1 million, or 1.4%, of our total liabilities, in each case as of December 31, 2010.

We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing the senior notes.

If we experience specified changes of control, we would be required to make an offer to repurchase all of the senior notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control will constitute a default under the Credit Facility. The indebtedness under the Credit Facility will be immediately due and payable in an event of default including, due to change of control. As a result, following a change of control event, we may not be able to repurchase senior notes unless we first repay all indebtedness outstanding under the Credit Facility and any of our other indebtedness that contains similar provisions, or obtain a waiver from the holders of such indebtedness to permit us to repurchase the senior notes. We may be unable to repay all of that indebtedness or obtain a waiver of that type.

Any requirement to offer to repurchase outstanding senior notes may therefore require us to refinance our other outstanding debt, which we may not be able to do on commercially reasonable terms, if at all. In addition, our failure to purchase the senior notes after a change of control in accordance with the terms of the indenture would constitute an event of default under the indenture, which in turn would result in a default under the Credit Facility.

Our inability to repay the indebtedness under the Credit Facility will constitute an event of default under the indenture governing the senior notes, which could have materially adverse consequences to us and to the holders of the senior notes. In the event of a change of control, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under the Credit Facility and the senior notes. Our future indebtedness may also require such indebtedness to be repurchased upon a change of control. If we are unable to fulfill such debt obligations it could materially adversely affect our financial condition and results of operations.

The international nature of our operations may make the outcome of any insolvency or bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Republic of the Marshall Islands and our subsidiaries are incorporated under the laws of Argentina, Brazil, the Marshall Islands, Panama, Paraguay and Uruguay and certain other countries other than the United States, and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations in the United States. If we become a debtor under the United States bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States or that a United States bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over us and our operations would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

The senior notes are guaranteed by guarantors organized under the laws of different countries. The holders’ rights under the guarantees are thus subject to the laws of these jurisdictions, and there can be no assurance that the holders will be able to effectively enforce their rights in multiple bankruptcy, insolvency or similar proceedings. Moreover, such multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of rights of holders.

In addition, the bankruptcy, insolvency, administrative and other laws of the various jurisdictions of organization may be materially different from, or in conflict with, each other and those of the United States in certain areas, including creditors’ rights, priority of creditors, the ability to obtain post-petition interest and the duration of the insolvency proceeding. The application of these various laws in multiple jurisdictions could trigger disputes over which jurisdiction’s law should apply and could adversely affect the ability of the holders of the senior notes to enforce their rights and to collect payment in full under the senior notes and the guarantees.

Brazil

The bankruptcy laws of Brazil currently in effect are significantly different from, and may be less favorable to creditors than, those of certain other jurisdictions. For example, noteholders may have limited voting rights at creditors’ meetings in the context of a court reorganization proceeding. In addition, any judgment obtained against us in Brazilian courts in respect of any payment obligations under the guarantees normally would be expressed in the real equivalent of the U.S. dollar amount of such sum at the exchange rate in effect (1) on the date of actual payment, (2) on the date on which such judgment is rendered, or (3) on the date on which collection or enforcement proceedings are started against us. Consequently, in the event of bankruptcy, all of our debt obligations that are denominated in foreign currency, including the guarantees, will be converted into Brazilian realis at the prevailing exchange rate on the date of declaration of our bankruptcy by the court. We cannot assure the holders of our senior notes that such rate of exchange will afford full compensation of the amount due on the senior notes.

Panama

Under Panamanian bankruptcy laws, Panamanian courts would not agree to hear any bankruptcy arising from activities in another country other than Panama. If there is a bankruptcy proceeding against a Panamanian corporation operating in another country, it will be the bankruptcy courts of that country which will be competent to hear the bankruptcy proceeding.

Any judgment issued by a court of competent jurisdiction with respect to a Panamanian corporation operating outside Panama may be enforceable in Panama by registering such judgment with the Supreme Court in Panama.

Paraguay

Bankruptcy proceedings in Paraguay may be less favorable to holders of our senior notes than in other jurisdictions. For example, Paraguayan creditors receive preferential treatment, which means that creditors resident in Paraguay would receive payments prior to any payment being made on the guarantees. Furthermore, the obligations under the guarantees would be subordinated to certain statutory preferences such as maritime privileges, amongst which are claims for salaries, wages, taxes, port facilities and others.

Uruguay

Uruguayan courts are competent to consider cases where the debtor has a permanent address, its main business or a local office in Uruguay.

If the guarantors, or any of the creditors of the guarantors, file a petition for bankruptcy in Uruguay, Uruguayan bankruptcy law will apply except for the impact of the bankruptcy declaration on the contracts that are governed by a foreign law.

Upon a court declaration of bankruptcy, all the assets of the bankrupt party shall be placed under the control of a receiver to be held for the benefit of all creditors. In some cases, after a bankruptcy court declaration, the bankrupt party may continue to manage its assets with the cooperation of a receiver. Otherwise, the receiver will run the business and manage the bankrupt party.

In addition to the above, certain transactions occurring prior to the declaration of bankruptcy may be found by the court to be null and void by operation of law, or may be declared null and void by the court after an examination of the merits, as follows:

•	Free of charge contracts executed within two years of the court declaration of bankruptcy.

•

Any mortgage or pledge of any assets granted to secure prior and pending obligations with a creditor, or to secure a new obligation assumed with the same creditor immediately after the former obligation is cancelled, if the encumbrance is granted within six months of the court declaration.

•	Any payments made to a creditor for obligations that are not yet due, if the payment was completed within six months of the court declaration.

•	Cancellation of contracts executed within six months of the court declaration.

In addition, upon the petition of an interested party the court may nullify transactions entered into up to two years prior to the entry into the bankruptcy if it is concluded that they were entered into with a malicious intent (fraud) to prevent creditors from satisfying their bona fide claims and the contracting party knew or should have known that the party facing the bankruptcy was insolvent or had suspended payments on its obligations.

Argentina

Under Argentine law, in the event that a guarantor becomes subject to a reorganization proceeding or to bankruptcy, the relevant guarantee, if granted within two years before the declaration of bankruptcy, may be deemed to have been a fraudulent transfer and declared void, based upon the guarantor not having received a fair consideration in exchange for the granting of such guarantee. The validity and enforceability of the guarantee granted by the guarantor that is an Argentine entity requires the guarantee to be in the best interest of the Argentine guarantor and that the Argentine guarantor receives fair and adequate consideration for the granting of the guarantees.

In addition, under Argentine law, a guarantee is considered accessory to the principal obligation. Therefore, in case our underlying obligations under the senior notes or the indenture are declared null, the guarantees would, under Argentine law, be deemed to be null as well.

If proceedings were brought in the courts of Argentina seeking to enforce the Argentine guarantor’s obligations under the senior notes, the Argentine guarantor would not be required to discharge its obligations in the original currency of the senior notes. Any judgment obtained against the Argentine guarantor in Argentine courts in respect of any payment obligations under the senior notes could be discharged solely in Argentine pesos equivalent to the U.S. dollar amount of such payment at a certain exchange rate. There can be no assurance that such rates of exchange will afford our noteholders full compensation of the amount invested in the senior notes plus accrued interest.

Certain requirements must be met for the recognition and enforceability of a foreign judgment by courts outside the United States.

Argentina

Foreign judgments would be recognized and enforced by the courts in Argentina provided that the requirements of Article 517 of the Federal Civil and Commercial Procedure Code (if enforcement is sought before federal courts) are met. These requirements include (1) the judgment, which must be final in the jurisdiction where rendered, must have been issued by a court competent pursuant to Argentine principles regarding international jurisdiction and must have resulted from a personal action, or an in rem action with respect to personal property if such property was transferred to Argentine territory during or after the prosecution of the foreign action, (2) the defendant against whom enforcement of the judgment is sought must have been personally served with the summons and, in accordance with due process of law, must have been given an opportunity to defend against such foreign action, (3) the judgment must be valid in the jurisdiction where rendered and its authenticity must be established in accordance with the requirements of Argentine law, (4) the judgment must not violate the principles of public policy of Argentine law, and (5) the judgment must not be contrary to a prior or simultaneous judgment of an Argentine court.

We have been advised that there is doubt as to the enforceability in Argentina, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States.

Moreover, court costs, including (without limitation) filings fees and deposits to secure judgments, and the payment of stamp taxes may be required by the competent authorities in Argentina in case a foreign judgment has effects in Argentina, upon, for instance, re-litigation, enforcement or registration of such judgment in Argentina.

Brazil

Judgments of Brazilian courts enforcing obligations under the guarantees would be payable only in reais. If proceedings were brought in the courts of Brazil seeking to enforce the obligations under the guarantees, we would not be required to discharge its obligations in a currency other than reais. Any judgment obtained against us in Brazilian courts in respect of any payment obligations under the guarantees would be expressed in reais. We cannot assure you that this amount in reais will afford you full compensation of the amount sought in any such litigation.

Certain requirements must be met for the recognition and enforceability of foreign judgments in Brazil. Subject to the following, a final and conclusive judgment for civil liabilities rendered by any court in the United States or elsewhere in respect of the senior notes and the guarantees would be recognized in the courts of Brazil (to the extent that Brazilian courts have jurisdiction) and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment has been previously ratified by the Brazilian Superior Court of Justice (Superior Tribunal de Justica,) such ratification being subject to:

(i) the judgment fulfills all formalities required for its enforceability under the laws of the jurisdiction where the judgment was rendered;

(ii) the judgment contemplates an order to pay a determined sum of money;

(iii) the judgment is issued by a competent court after proper service of process of the parties, which service must comply with Brazilian law if made within Brazil, or after sufficient evidence of the parties’ absence has been given, pursuant to applicable law;

(iv) the judgment is not subject to appeal;

(v) the judgment is legalized by the Brazilian consulate with jurisdiction over the location of the court which issued the judgment;

(vi) the judgment is translated into Portuguese by a certified translator; and

(vii) is not contrary to Brazilian public order, Brazilian sovereignty or Brazilian good practices.

Notwithstanding the foregoing, no assurance can be given that such ratification would be obtained, that the process described above would be conducted in a timely manner or that a Brazilian court would enforce a monetary judgement for violation of the U.S. securities laws with respect to the senior notes and the guarantees. In addition:

(i) civil actions may be brought before Brazilian courts based on the federal securities laws of the United States and that, subject to applicable law, Brazilian courts may enforce such liabilities in such actions against us and the guarantors (provided that provisions of the federal securities laws of the United States do not contravene Brazilian public order, Brazilian sovereignty or Brazilian good practices and provided further that Brazilian courts can assert jurisdiction over the particular action); and

(ii) the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant is limited by provisions of Brazilian law.

In addition, a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must grant a pledge to guarantee the payment of the defendant’s legal fees and court expenses related to court procedures for the collection of payments under the senior notes and the guarantees.

Panama

Foreign judgments would be recognized and enforced in Panama by the Supreme Court, provided that the requirements of Article 1419 of the Judicial Code of the Republic of Panama are met. Article 1419 establishes that judgments issued by foreign courts as well as foreign arbitral awards will be effective in accordance with the respective agreements or treaties. If there are no special treaties with the country in which the judgment has been issued, the judgment can be executed in Panama, unless there is proof that the country does not recognize judgments issued by Panamanian courts. If the judgment comes from a country in which awards or judgments issued by Panamanian courts are not recognized, then the judgment will not be recognized in Panama. Without prejudice to what is established in special treaties, no foreign judgment will be executed in Panama unless it complies with the following requisites: (1) that the judgment be issued as a consequence of a personal action, provided what it is specially stipulated by the law in testamentary successions in foreign countries; (2) that the judgment has not been issued in contumacy, contempt of court or default, it being understood, that the lawsuit has not been personally served or notified to the defendant, being said personal service of process ordered by the competent court, unless the defendant in contumacy requests its execution; (3) that the obligation contained in the judgment be licit in Panama; and (4) that the copy of the judgment be authentic. Judgment means the decision granting the pretention.

Paraguay

Foreign judgments have force in Paraguay provided that: (1) the judgment was obtained in an action in personam; (2) the defendant must have been personally served with the summons and given an opportunity to defend against foreign action (3) the obligation on which the action was based is valid in accordance with Paraguay’s law; (4) the decision is final; and proper certification and legalization is complied with in accordance with Paraguay law; (5) the judgment has not been pronounced by default of condemned party; (6) The judgment does not violate Paraguayan law principles of public policy, and (7) the judgment is not contrary to a prior or simultaneous judgment by a Paraguayan court.

Uruguay

Should the courts of the United States rule to enforce the guarantees granted by the Uruguayan subsidiaries, the corresponding court’s resolution will be recognized and enforced in the Courts of Uruguay without review of the merits (“exequatur proceeding”) if the following formalities are met:

•	The resolution complies with the formal requirements necessary for it to be considered authentic in the jurisdiction where it was rendered;

•	The resolution and any relevant documents should be duly legalized in the country where it was issued and translated into Spanish (if necessary) by a duly authorized Uruguayan translator;

•

The court that granted the resolution should have international jurisdiction to hear the matter pursuant to the law of the state where it will produce effects and that the matter is not considered as a matter of exclusive jurisdiction for Uruguay;

•	The defendant was given proper notice of the proceeding (shall be duly notified) and was provided with the guarantees of due defense;

•	The judgment has the force of “res judicata”;

•	The decision does not violate Uruguayan international public order;

•	The aforementioned requirements must derive from the certified copy of the judgment.

The resolution must be filed before the Supreme Court of Justice in Uruguay, who shall be in charge of verifying compliance with the aforementioned requirements. Notice of the judgment shall be given to the other party who shall have 20 days to respond. Then, the government attorney is heard and a resolution is adopted, which is not appealable.

If enforcement is admitted, it is remitted to the competent national court to carry out enforcement. Upon completion of the exequatur proceeding as described above, it will be possible to enforce the guarantees against each of the Uruguayan subsidiaries, without the need to appoint any agent for service of process.

Obligations under the guarantees are subordinated to certain statutory preferences.

The obligations under the guarantees are subordinated to certain statutory preferences. In the event of a liquidation, bankruptcy or judicial reorganization in certain jurisdictions including Argentina, Brazil, Paraguay and Uruguay, such statutory preferences, including post-petition claims, claims for salaries, wages, social security, taxes, court fees and expenses and claims secured by collateral, among others, will have preference over any other claims, including claims by any investor in respect of the guarantees. In such event, enforcement of the guarantees may be unsuccessful, and noteholders may be unable to collect amounts that they are due under the senior notes.

Our being subject to certain fraudulent transfer and conveyance statutes may have adverse implications for the holders of the senior notes.

Fraudulent transfer and insolvency laws may void, subordinate or limit the senior notes and the guarantees.

Marshall Islands

We and some of the guarantors as of the issue date are organized under the laws of the Republic of the Marshall Islands. While the Republic of the Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings, a Marshall Islands court could apply general U.S. principles of fraudulent conveyance, discussed below, in light of the provisions of the Marshall Islands Business Corporations Act, or the BCA, restricting the grant of guarantees without a corporate purpose. In such case, a Marshall Islands court could void or subordinate the senior notes or the guarantees, including for the reasons a U.S. court could void or subordinate a guarantee as described below.

United States

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the senior notes and the incurrence of the guarantees, particularly any future guarantees of any U.S. subsidiaries we might create. Under U.S. federal bankruptcy law and comparable provisions of U.S. state fraudulent transfer or conveyance laws, if any such law would be deemed to apply, which may vary from state to state, the senior notes or the guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the senior notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the senior notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the senior notes or the incurrence of the guarantees;

•	the issuance of the senior notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay as they mature; or

•

we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

If a court were to find that the issuance of the senior notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the senior notes or such guarantee or further subordinate the senior notes or such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the senior notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the senior notes. Further, the voidance of the senior notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor did not substantially benefit directly or indirectly from the transaction. In that regard, a debtor will generally not be considered to have received value if the proceeds of a debt offering were used to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors’ other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets; or

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Argentina

A court could, under fraudulent conveyance law, declare null and void the following transactions if celebrated within two years before the declaration of bankruptcy:

•	transactions where the guarantor did not receive a fair consideration in exchange for celebrating such transaction;

•	early payment of obligations maturing at the time of the declaration of bankruptcy or afterwards;

•	pledges, mortgages or any other privileges in relation to any obligation not already overdue and which originally did not have such privilege;

•	transactions where the counterparty was aware of the insolvency of the guarantor.

Therefore, it may be possible that the guarantees may not be enforceable under Argentine law. In the event that a guarantor becomes subject to a reorganization proceeding or to bankruptcy, the relevant guarantee, if granted within two years before the declaration of bankruptcy, may be deemed to have been a fraudulent transfer and declared void, based upon the guarantor not having received a fair consideration in exchange for the granting of such guarantee. The validity and enforceability of the guarantee granted by the guarantor that is an Argentine entity requires the guarantee to be in the best interest of the Argentine guarantor and that the Argentine guarantor receives fair and adequate consideration for the granting of the guarantees.

In addition, under Argentine law, a guarantee is considered accessory to the principal obligation. Therefore, in case our underlying obligations under the senior notes or the indenture are declared null, the guarantees would, under Argentine law, be deemed to be null as well.

Brazil

A court could, under fraudulent conveyance law, subordinate or void the guarantee of any subsidiary guarantor if it found that such guarantee was incurred with actual intent to hinder, delay or defraud creditors, or such subsidiary guarantor did not receive fair consideration or reasonably equivalent value for the guarantee and that the guarantor was any of the following:

•	was already insolvent;

•	was rendered insolvent by reason of its entering into such guarantee;

•	was engaged in business or transactions for which the assets remaining with it constituted unreasonable small capital;

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature; or

•	received less than reasonably equivalent value or fair consideration therefore.

If a court were to void the guarantee of a subsidiary guarantor as a fraudulent conveyance, or hold it unenforceable for any other reason, holders of the senior notes would cease to have a claim against that subsidiary guarantor and would be creditors solely of Navios Logistics and any subsidiary guarantor whose guarantee was not voided or held unenforceable.

Paraguay

Under Paraguay law which does not forbid providing such guarantees to related or non related parties, the guarantee of the senior notes may not be enforceable as the guarantee is considered accessory to the principal obligation, which if declared null or void, would imply that the guarantee would be deemed likewise null or void. The guarantees are valid, binding and enforceable against the guarantors. However, if a guarantor becomes subject to a creditors meeting or bankruptcy proceedings, within one year of granting the guarantee, the guarantee may be deemed to have been a fraudulent transfer and declared null.

Under Paraguayan law, fraudulent conveyance of assets is covered by Art. 305 to 316 of the Civil Code by which an affected creditor may ask the Civil and Commercial Courts to annul the fraudulent or simulated conveyance, reverting the transferred assets to the debtor, which then become attachable by local or foreign creditors. In the event of bankruptcy of a Paraguayan subsidiary, Article 8 of Law 154/69 states that the declaration of bankruptcy in a foreign country cannot be opposed to creditors domiciled in Paraguay or over assets held by a debtor in the country, nor covered by agreements that have been executed with such debtor. If bankruptcy is declared by Paraguayan courts, creditors that are part of the bankruptcy process in a foreign country shall not be taken into consideration by the local courts; if local creditors have been fully paid, foreign creditors may be paid with the remaining assets. The bankruptcy declared in a United States court will not imply the bankruptcy of the subsidiary operating in Paraguayan jurisdiction under Paraguayan law. Under fraudulent conveyance law, a court may void the guarantee if it deems that it was incurred with the intention to hinder or defraud its creditors.

Uruguay

A court could, under fraudulent conveyance law, subordinate or void the guarantee of any subsidiary guarantor if it found that such guarantee was incurred with actual intent to hinder, delay or defraud creditors, or such subsidiary guarantor did not receive fair consideration or reasonably equivalent value for the guarantee.

In addition, under Uruguayan law, a guarantee is considered accessory to the principal obligation. Therefore, in case our underlying obligations under the senior notes or the indenture are declared null, the guarantees would, under Uruguayan law, be deemed to be null as well. If a court were to void the guarantee of a subsidiary guarantor as a fraudulent conveyance, or hold it unenforceable for any other reason, holders of the senior notes would cease to have a claim against that subsidiary guarantor and would be creditors solely of Navios Logistics and any subsidiary guarantor whose guarantee was not voided or held unenforceable.

Other Jurisdictions

The laws of the other jurisdictions in which guarantors may be organized may also limit the ability of such guarantors to guarantee debt of a parent company. These limitations arise under various provisions or principles of corporate law which include provisions requiring a subsidiary guarantor to receive adequate corporate benefit from the financing, rules governing preservation of share capital, thin capitalization and fraudulent transfer principles. In certain of these jurisdictions, the guarantees will contain language limiting the amount of debt guaranteed so that the applicable local law restrictions will not be violated. Accordingly, if you were to enforce the guarantees in such jurisdictions, your claims may be limited. Furthermore, although we believe that the guarantees of such guarantors are enforceable (subject to local law restrictions), a third party creditor may challenge these guarantees and prevail in court. We can provide no assurance that the guarantees will be enforceable.

The foreign exchange policy of Argentina may affect the ability of the guarantors of the senior notes that are Argentine companies to make money remittances outside of Argentina in respect of the guarantees.

In Argentina, since the amendment of the convertibility law in December 2001, the Argentine government has imposed several restrictions on the purchase of foreign currency in the exchange market and the transfer of funds outside of Argentina. The foreign exchange control regulations in Argentina may restrict the transfer of funds outside of Argentina for payments required to be made in respect of the guarantee of the senior notes. Additionally, the Argentine federal tax authority has recently imposed new restrictions and limitations on the purchase of foreign currency which may impair the ability of the Argentine guarantors to transfer funds outside of Argentina for payments required to be made in respect of the guarantees.

Item 4.	Information on the Company

A.	History and Development of the Company

We have a long history of operating in the Hidrovia region of South America. CNSA was founded by one of our predecessor companies in 1955. Horamar was formed in 1992, and combined with CNSA in January 2008 to form Navios Logistics. CNSA owned and operated the largest bulk transfer and storage port terminal in Uruguay. Horamar was a privately held Argentina-based group specializing in the transportation and storage of liquid cargoes and the transportation of drybulk cargo in South America along the Hidrovia river system. The combination of CNSA and Horamar under the Navios Logistics umbrella created one of the largest logistics businesses in the Hidrovia region of South America.

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed: (a) $112.2 million in cash; and (b) the authorized capital stock of its wholly owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% (67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for; (a) $112.2 million in cash, of which $5.0 million was kept in escrow and payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”); and (b) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics’ outstanding stock, of which 1,007 shares were kept in escrow pending attainment of certain EBITDA targets. In November 2008, $2.5 million in cash and 503 shares were released from escrow when Horamar achieved the interim EBITDA target. As a result, Navios Holdings owned 65.5% (excluding 504 shares that remained in escrow as of such November 2008 date) of Navios Logistics.

On March 20, 2009, August 19, 2009, and December 30, 2009, the agreement pursuant to which Navios Logistics acquired CNSA and Horamar was amended to postpone until June 30, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, $2.5 million in cash and the 504 shares remaining in escrow were released from escrow to the former shareholders of Horamar upon the achievement of the EBITDA target threshold. As of December 31, 2011, Navios Holdings owned 63.8% of Navios Logistics.

During the first quarter of 2010, we began the construction of a grain drying and conditioning facility at our dry port facility in Nueva Palmira with a static capacity of 7,000 metric tons. The facility has been operational since May 16, 2011 and is being financed entirely with funds provided by the port operations. We paid an amount of $3.9 million as of December 31, 2011 for the construction of the facility ($3.0 million as of December 31, 2010).

In June 2010, we entered into long-term bareboat agreements for two new product tankers, the Stavroula and the San San H, each with a capacity of 16,871 dwt. The San San H and Stavroula were delivered in June and July 2010, respectively. Navios has the obligation to purchase the vessels immediately upon the expiration of their respective charter periods at a purchase price of $15.2 million and $15.3 million, respectively.

In 2010, we acquired two 29 acre parcels of land located south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for mineral ores and liquid bulks, paying a total of $1.0 million.

During the second, third and fourth quarter of 2011, on various dates prior to October 24, 2011, we used a portion of the proceeds from the notes offering to acquire three pushboats, 66 barges and one floating drydock for a total cost of approximately $60.0 million, including transportation and other related costs.

Following the acquisition of two pieces of land for a total of $1.0 million in 2010, we also paid $0.4 million in September 2011 for the acquisition of a third piece of land. All of these pieces of land are located at the south of the Nueva Palmira Free Zone and were acquired as part of a project to develop a new transshipment facility for mineral ores and liquid bulks.

On July 25, 2011, we acquired the noncontrolling interests of our joint ventures, Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. (“Vitol”). We paid a total consideration of $8.5 million for such noncontrolling interests.

During the third quarter of 2011, we commenced the construction of a new silo at our dry port facility in Nueva Palmira, Uruguay. For the construction of the new silo we had paid as of December 31, 2011, $6.4 million. The silo is operational as of April 2012. In addition, we plan to construct an additional vessel loading conveyor belt at our dry port facility expected to be operational in the first half of 2013.

In our liquid port in Paraguay, we added 3,000 cubic meters of storage capacity in December 2011 reaching a total capacity of 38,560 and we are currently constructing two additional storage tanks with combined capacity of 7,100 cubic meters and as of December 31, 2011 we had paid $0.3 million. These tanks are expected to be completed in the first half of 2012 and will increase the total storage capacity of the liquid port to 45,660 cubic meters.

For a further discussion of our capital expenditures, see “Item 5.B Liquidity and Capital Resources.”

B.	Business Overview

Our Company

We are one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. We serve the storage and marine transportation needs of our customers through our port terminal, river barge and coastal cabotage operations. We are focused on providing our customers integrated transportation, storage and related services through our port facilities, our large, versatile fleet of dry and liquid cargo barges and our product tankers. We serve the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. Our controlling shareholder, Navios Maritime Holdings Inc., is one of the world’s leading shipping and maritime logistics companies and provides significant business expertise and know-how to our operations.

Historically, the Company has had two reportable segments, Logistics Business and Dry Port Terminal Business. Following the recent business developments in our company, beginning in 2011, we report our operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations (previously identified as the Dry Port Terminal Business) and the liquid port terminal operations previously included in the Logistics Business segment. The previously identified Logistics Business segment has been split to form the Barge Business segment and the Cabotage Business segment. For further historical segment information, please see Note 23 to our audited Consolidated Financial Statements included elsewhere in this report.

We have a diverse customer base including global agricultural, mining and petroleum companies. Our customers include affiliates of ADM, Bunge, Cargill, Exxon Mobil Corporation, Glencore, Vitol, Louis Dreyfus, Petrobras, Petropar (the national oil company of Paraguay), Repsol, Shell and Vale. We have a long history of operating in the Hidrovia region, being founded in 1955 by one of our predecessor companies which operated in the region, and have been able to generate and maintain longstanding relationships with our customers. In our dry port facility in Uruguay, we have been serving three of our key global customers, ADM, Cargill and Louis Dreyfus, for more than 13 years on average. In our liquid port facility, liquid barge transportation and cabotage business, we have long-term relationships with our global petroleum customers for more than 10 years on average (such as Exxon Mobil Corporation, Petrobras Group, YPS Repsol and Shell). In our dry barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then. We are committed to providing quality logistics services for our customers and further developing and maintaining our long-term relationships.

We serve our customers in the Hidrovia region through our two port storage and transfer facilities, one for agricultural, forest and mineral-related exports located in Uruguay and the other for refined petroleum products located in Paraguay. We complement our two port terminals with a diverse fleet of 293 barges and pushboats and two small inland oil tankers that operate in our barge business and eight vessels, including six oceangoing tankers and two self-propelled barges, that operate in our cabotage business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and JP1 and vegetable oils) and liquefied cargo (liquefied petroleum gas or LPG).

Since the business combination in January 2008, we have grown our vessel fleet from approximately 123 to 303 vessels, including barges, pushboats and tankers, of which 276 are owned by us and 27 are chartered-in under long-term charter-in contracts. The following is the current core fleet as of April 5, 2012.

Navios Logistics Fleet Summary (owned and chartered in)

Pushboats/ Barges/ Inland Oil tankers fleet	Number of vessels	Capacity/BHP	Description
Pushboat fleet (1)	22	66,600 BHP	Various Sizes and Horse Power
Dry Barges	223	311,000 DWT	Dry Cargo
Tank Barges (2)	45	125,500 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG
Self-propelled Tank Barges (3)	2	11,600 m3	Liquid Cargo
Inland Oil Tankers	2	3,900 DWT	Liquid Cargo

Total	297

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H (4)	2010	16,871	Double-hulled Product Tanker
Stavroula (4)	2010	16,871	Double-hulled Product Tanker

Total		81,224

(1)	Two pushboats are chartered-in with total horsepower of 6,130 BHP.
(2)	23 Tank Barges are chartered-in with total capacity of 58,700 m3.
(3)	Serving in the Argentine cabotage business
(4)	The San San H and the Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and we have the obligation to purchase the vessels immediately upon the expiration of the respective charter periods at a purchase price of $15.2 million and $15.3 million, respectively.

Port Terminal Operations

Uruguay Dry Port

We believe we own and operate the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs. Our dry port terminal is located in an international tax-free trade zone in the port of Nueva Palmira at the convergence of the Parana and Uruguay rivers. The terminal operates 24 hours per day, seven days per week, and is ideally located to provide our customers, primarily leading international grain and commodity houses, with a convenient and efficient outlet for the transfer and storage of a wide range of commodities originating in the Hidrovia region. In 2010 and 2011, 3.9 million and 3.7 million tons of dry cargo, respectively, were moved through our dry port terminal and we currently have nine silos (some with internal separations) with total storage capacity of 460,000 tons. In our dry port terminal, we have been serving our three key global customers for more than 13 years on average.

We have a free zone user agreement with the Republic of Uruguay dating back to the 1950s for the land on which we operate. The agreement has been extended to 2025 and may be extended further until 2045 at our option. We believe the terms of the agreement reflect our favorable relationship with the Republic of Uruguay. Additionally, since our terminal is located in the Nueva Palmira Free Zone, foreign commodities moving through the terminal are free of Uruguayan taxes.

We believe that countries in the region will continue to increase use of land for agriculture and implement technology for increasing yields on productive lands. As a result, we have experienced significant growth in the last ten years from 1.0 million tons moved in 2000 to 3.9 million tons in 2010. We have also been expanding our capacity from 280,000 tons in 2009 to 460,000 tons as of April 2012. We installed a grain drying and conditioning facility on 13.6 acres of land adjacent to our dry port terminal, which has been operational since May 16, 2011. This facility, with 7,000 metric tons in static storage capacity, is focused primarily on Uruguayan soy for export and is expected to serve the needs of our clients for grain products that meet the quality standards required by international buyers. We believe the addition of this facility to our existing operations could save customers expense and time by reducing the need to transport their goods from other drying and conditioning facilities to our port.

We completed construction in 2004 of four new cylindrical silos designed to store Uruguayan commodities. Before the completion of construction, local exporters had booked total capacity of the silos for a period of three years prior to the completion of construction. As a result of significant new customer demand from companies such as ADM, Cargill, Louis Dreyfus and Bunge, as well as from a number of smaller local grain merchandisers, we constructed two new silos with a storage capacity of 90,000 metric tons and 80,000 metric tons in 2005 and 2009, respectively. We have also constructed a new silo with 100,000 metric tons of storage capacity which is operational as of April 2012 and increased the total storage capacity of the dry port to 460,000 metric tons. In addition we plan to construct an additional vessel loading conveyor belt at our dry port facility expected to be operational in the first half of 2013. We are also currently negotiating contracts with existing and new customers relating to the Uruguayan grain market.

We believe there is significant potential for further expansion of this bulk terminal operation. In 2009, we were awarded an additional 15 acres of land under our free zone user agreement. With this addition, our Uruguayan port had approximately 28 acres of available riverfront land for future development. We are evaluating several alternatives for developing the available space. After the construction of our drying and conditioning facility and the start of construction on a ninth silo, we have an additional 9.5 acres available for further development in the Nueva Palmira Free Zone. We are actively looking for additional land to expand our operations. During the third and fourth quarter of 2010, we acquired two 29 acre parcels of land located south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for mineral ores and liquid bulks. In September 2011, we acquired an additional parcel of land of approximately 23 acres as part of this project.

Port Operation: The commodities most frequently handled include grain and grain products, as well as some ores and sugar. Our port terminal receives bulk cargoes from barges, trucks, and vessels, and either transfers them directly to drybulk carriers or stores them in our modern silos for later shipment. The port terminal operates 24 hours per day, seven days per week, to provide barge and ship traffic with safe and fast turnarounds. Multiple operations may be conducted simultaneously at the port terminal, including cargoes from oceangoing vessels, barges, trucks and grain silos. The port terminal uses a fixed fee structure for customers.

Port Infrastructure: The port terminal is unique in the region because of its sophisticated design, efficiency and multimodal operations. Our dry port terminal has specially designed storage facilities and conveying systems that provide significant flexibility in cargo movements aimed at avoiding delays to trucks, vessels and barge convoys. The port terminal currently offers 460,000 tons (soybean basis) of clean and secure grain silo capacity. With nine silos (some with internal separations) available for storage, our facility provides customers storage for their commodities separate from those of other customers. The port terminal has the latest generation, high precision, independent weigh scales, both for discharging and loading activity.

The port terminal has two docks. The main outer dock is 240 meters long and accommodates vessels of up to 85,000 dwt loading to the maximum draft permitted for vessels at the Martin Garcia Bar and Mitre Canal. The dock has three modern ship loaders capable of loading vessels at rates of up to 20,000 tons per day, depending on the type of commodity. The inner face of this dock is equipped for discharging barge convoys. The secondary inner dock is 170 meters long and is dedicated to the discharge of barge convoys, which is carried out on both sides of the dock.

The terminal is capable of discharging barge convoys at rates averaging 10,000 to 14,000 tons per day, depending on the type of barges and commodity. Each dock has fixed-duty cycle cranes to discharge barge convoys. In addition, discharging at our facility is optimized through the use of commodity-appropriate bucket size and type.

Paraguay Liquid Port

We own and operate an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. We believe our port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. Our port terminal has a current capacity of 38,560 cubic meters. The port facility serves international operators from Paraguay and Bolivia supplying products that support the growing demand for energy. Because Paraguay is not an oil producing country, its needs for both crude and refined petroleum products are served entirely by imports. The main sources of supply are from Argentina and, to a much lesser extent, Bolivia. Demand for diesel in the country varies between 80,000 cubic meters and 100,000 cubic meters per month, and the demand for naphtha varies between 20,000 cubic meters and 30,000 cubic meters per month. We believe that the port’s location south of the city of Asuncion, the depth of the river in the area and the convergence between land and river transportation make this port well-positioned to become a hub for industrial development. The strategic location of the terminal at the center of the Paraguay-Parana waterway has comparative advantages for the provision of services to both southern and northern regions.

The port terminal was built to carry out terminal operations efficiently, including the loading and unloading of ships and trucks with fuels, storage tanks and subsequent clearance for vessels and trucks. The business is carried out through the purchase and sale of refined petroleum products and the storage, handling or transportation services that relate to liquid and gas products. We own tanks approved by the Paraguayan National Customs Office, which gives us a competitive advantage over other suppliers dedicated to the field.

Port Operation: The port provides short- and long-term storage services for liquid cargo, as well as the sale of liquid products.

Port Infrastructure: Currently, the port has seven major tanks in operation with a capacity of 38,560 cubic meters. The plates are carbon steel, as specified by the American Standard for Testing Materials, and the construction was performed according to the standards of the American Petroleum Institute. We are constructing two new storage tanks with a total capacity of 7,100 cubic meters to meet the growing demand for energy, which are expected to be completed in the first half 2012. Our goal is to have a capacity of 90,000 to 100,000 cubic meters of storage at the terminal to meet our customers’ increasing demand.

The pier is a structure of reinforced concrete built on stilts, beams and slabs. It is 45 meters long and 4.5 meters wide, and includes two platforms, each with 148 square meters of surface area. One of the platforms, used for operation during peak business times, has a height of 9.05 meters. The second platform is used during less busy periods and has a height of 5.0 meters.

The port has an area for truck operations with a reinforced concrete floor and metal roof mounted on trusses and steel columns profiles. There are three platforms, one for liquid fuels, another for LPG and a platform to discharge trucks with alcohol and other refined petroleum products. Only 40% of the bays for liquid fuels are currently used. Currently, the LPG installation is in use at 100% of capacity and the platform to unload trucks at 20% of capacity.

Barge Operations

Overview: We service the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through our fleet of 295 vessels in our barge business. We operate different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). We typically contract our vessels either on a time charter basis or on a CoA basis.

Fleet: We own or operate 295 vessels in our barge business, including 22 pushboats, 223 dry barges, 45 tank barges, three LPG barges and two small inland oil tankers. We have grown our fleet quickly following our business combination in January 2008. Our dry barge fleet is nearly three times the size it was in January 2008.

Products Transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and JP1 and vegetable oils), liquefied cargo (liquefied petroleum gas (LPG) and dry cargo (cereals, cotton pellets, soy bean, wheat, limestone (clinker), mineral iron, and rolling stones). During 2011, we transported approximately 2.2 million cubic meters of liquids or tons of dry cargo (compared to 1.8 million in 2010, 1.7 million in 2009, and 1.9 million in 2008), consisting of approximately 1.1 million cubic meters of liquids, more than 1.0 million tons of dry cargo, and approximately 12,000 cubic meters of LPG.

Cabotage Operations

Overview: Our cabotage operations serve oil majors and major trading companies in the region to transport petroleum products from the refineries to various coastal destinations. The Argentine cabotage market is restricted to established local operators with either Argentine flagged vessels or foreign flagged vessels with one-to-three year licenses for companies with sufficient Argentine tonnage. Our foreign-flagged cabotage tanker vessels operate under licenses of one to three years’ duration issued by the Argentinean maritime authorities. We have the competitive advantage of being able to operate in the Brazilian cabotage market through a Brazilian pushboat operator, Hidronave S.A., since Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade.

Our fleet consists of six oceangoing product tanker vessels and two self propelled barges. Since December 2007, we have grown our cabotage fleet. We acquired two product tanker vessels, the Estefania H and the Makenita H, which were delivered in July 2008 and June 2009, respectively, with an aggregate capacity of 29,508 dwt. In February 2010, we took delivery of the Sara H, a 9,000 dwt double hull product oil tanker, which is chartered out for three years beginning as of April 2010. In June 2010, we entered into long-term bareboat agreements for two new product tankers, the Stavroula and the San San H, each with a capacity of 16,871 dwt. The San San H and the Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and we have the obligation to purchase the vessels immediately upon the expiration of the respective charter periods at a purchase price of $15.2 million and $15.3 million, respectively. The delivery of Sara H and the long-term bareboat agreements for the San San H and the Stavroula have allowed us to further capitalize on the attractive offshore petroleum services market. We typically contract our vessels either on a time charter basis or on a CoA basis.

On October 29, 2009, we acquired 51% of the outstanding share capital of Hidronave S.A., a Brazilian company, and took delivery of the Nazira, a pushboat specially prepared for navigating in Brazilian waters. Hidronave S.A. has the certificates and other documentation required to conduct business in Brazil. This acquisition serves as a platform to enable us to build our Brazilian cabotage business if we choose to do so. For example, in May 2011 we signed 15-year charter contracts with Petrobras for six Panamax vessels, which will further expand our cabotage business. We have the option to cancel the contracts if we are unable to secure acceptable financing for the construction of the vessels.

Fleet: The table below reflects our cabotage tanker fleet as of April 5, 2012.

Vessel	Type	Built	DWT	Employment Date	Charter-Out Duration	Counterparties	Expiration Date of License

Malva H	Product Tanker	2007	8,974	April 5, 2012	4 months	Petroil (Vitol group)	November 22, 2013
Estefania H	Product Tanker	2008	12,000	March 21, 2012	4 months	Petroil (Vitol group)	May 31, 2012 (2)
Makenita H	Product Tanker	2009	17,508	November 1, 2009	3 years plus 3 optional years	Repsol	June 24, 2012
Sara H	Product Tanker	2010	9,000	April 15, 2010	3 years plus 3 optional years	Esso	January 26, 2013
Stavroula (1)	Product Tanker	2010	16,871	December 31, 2010	3 years plus option to terminate the contract at second year	Repsol	July 2, 2012
San San H (f/k/a Jiujiang) (1)	Product Tanker	2010	16,871	March 21, 2012	4 months	Petroil (Vitol group)	October 18, 2012

(1)	Chartered-in for a two-year period, and we have the obligation to purchase the vessels immediately upon the expiration of the respective charter periods (August and June 2012). We have recognized a capital lease obligation for the San San H and Stavroula amounting to $17.0 million and $17.1 million, respectively, and the aggregate lease payments during the year ended December 31, 2011 for both vessels were $1.0 million.
(2)	The license for the Estefania H is provisional and will expire on May 31, 2012. During the period between the expiration date and the date the permanent license is issued, the Estefania H will operate under provisional licenses issued by the Argentine maritime authorities pursuant to Decree 1010/2004.

Our foreign-flagged cabotage tanker vessels operate under licenses of one to three years’ duration issued by the Argentinean maritime authorities. Such licenses for our vessels expire at various times until November 2013. Upon expiration, the licenses are generally renewed for periods of one to three years. While renewal is pending, the vessels operate under provisional licenses of two to three months’ duration which are re-issued until the longer-term license is obtained.

Products Transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and JP1 and vegetable oils). During 2011, our cabotage fleet transported more than 2.4 million cubic meters of liquids (compared to 2.3 million cubic meters in 2010 and 1.6 million cubic meters in 2009).

Competitive Strengths

We believe that the following strengths allow us to maintain a competitive advantage within the markets we serve.

Leading Integrated Logistics Company in the Hidrovia Region Serving Diversified End Markets. We believe we own and operate the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs and one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. We believe we also are one of the largest owners and operators of a diverse and versatile fleet of dry and wet barges, pushboats and oil tankers in the Hidrovia region. Our port, barge and cabotage operations serve the needs of a diverse range of industries, including mineral and grain commodity providers as well as users of refined petroleum products. We have been able to combine our ports, barges, pushboats and tankers to offer an integrated logistics solution to our customers. For example, we have customers that use both our dry port and dry barge services such as ADM and Vicentin, and other customers that use our liquid port, liquid barge and cabotage services such as Petrobras and Esso.

Developing Leading Position Through Investment and Expansion in our Port Terminals. Our dry port facility has served the growing grain exports of countries in the Hidrovia region since 1955 and its location at Nueva Palmira serves our customers’ export needs by providing easy access to the Atlantic Ocean. We have completed the construction of a new silo with a capacity of 100,000 metric tons to meet customer demand, which brings the terminal’s total capacity to 460,000 metric tons as of April 2012. We believe that our storage and port handling services complemented by the drying and conditioning facility that has been operational since May 2011 provides our customers with significant savings by reducing costly and time-consuming transportation. We believe that our recent land purchases, including the acquisition of approximately 58 acres of land north of the Nueva Palmira Free Zone for the development of a new transshipment facility for wet and dry commodities, and active investigation of other prospective land acquisitions provide us with significant potential for further expansion at our dry port terminal. Our crude and petroleum product port and storage facility in Paraguay is located at the convergence of land and river transportation in an area we believe will become an industrial hub. Our facility’s 38,560 cubic meters of storage, which will expand to 45,660 cubic meters with the construction of new tanks expected by the end of the first half of 2012, serves the needs of our customers in Paraguay, a country with no crude production and limited refining capacity, and in the Hidrovia region.

Large Scale and Modern Fleet Drive Efficient Operations. We believe we are one of the largest providers of storage and marine transportation services in the Hidrovia region, which gives us economies of scale and increased negotiating power. As a fully integrated operator with in-house technical and commercial management of our fleet, we are able to control costs and increase savings across our vertically integrated business lines. We closely monitor operating expenses and continuously undertake cost-cutting initiatives such as the adoption of best practices and the utilization of process improvement teams. In addition, the use of modern vessels in our cabotage operations permits us to use advanced technology and a computerized navigational system that allows for efficient maneuverability and decreased fuel consumption for our vessels.

We believe we have high fleet utilization due to our modern cabotage fleet. Our cabotage fleet of six double-hulled product tankers is one of the youngest in Argentina with an average age of approximately three years. This modern fleet has helped increase our fleet utilization since younger vessels typically have greater flexibility in their employment and less maintenance time is needed to operate such vessels. Our cabotage fleet utilization rate for the years ended December 31, 2010 and 2011 was 87.1% and 83.5%, respectively, while at the same time fleet available days increased from 2,220 days to 2,843 days between these two years.

We also seek to optimize the use of pushboats. For example, we use our pushboats as part of convoys which are mixed to include both liquid and dry barges. Since most liquid products are transported upriver and most dry products are transported downriver in the region, the use of these mixed convoys allows us to use our pushboats efficiently and limit the incurrence of additional costs related to the repositioning of our barges along the river system.

Preferential Treatment in Certain Markets. Most countries provide preferential treatment, referred to as “cabotage privileges,” for vessels that are flagged in their jurisdiction or chartered in for operation by local ship operators. All of our oceangoing vessels enjoy cabotage privileges in Argentina. In addition, Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade. Our Brazilian subsidiary, gives us the competitive advantage of being able to operate in the Brazilian cabotage market, enabling us to obtain employment in preference to vessels without those cabotage privileges. Furthermore, the countries of the Hidrovia region have established a regional cabotage system in which we participate.

Long-Term Relationships with High Quality Customers. We have a long history of operating in the Hidrovia region of South America. CNSA was founded by one of our predecessor companies in 1955. Horamar was formed in 1992, and combined with CNSA in January 2008 to form Navios Logistics. We have long-standing relationships with a diverse group of large customers, primarily comprised of major international agriculture and oil companies and their affiliates such as ADM, Cargill, Louis Dreyfus, Petrobras, Petropar, Repsol, Shell and Vale. These long term customer relationships arise from our reputation for reliability and high-quality service. In our dry port facility in Uruguay, we have been serving three of our key global customers, ADM, Cargill and Louis Dreyfus, for more than 13 years on average. In our liquid port facility, liquid barge transportation and cabotage business, we have long term relationships with our global petroleum customers for more than 10 years on average. In our barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then. Our two largest customers accounted for approximately 18.1% and 10.2% of revenues in 2011, respectively, and our five largest customers in terms of revenues accounted for approximately 55.1% in 2011.

Track Record of High Standards of Performance and Safety. Our in-house technical ship management services are provided in accordance with the highest standard in the industry established by class societies, the IMO and the OCIMF and have been vetted by the oil majors. The quality of our fleet, as well as the expertise of our fleet managers, crews and engineering resources, helps us maintain safe, reliable and consistent performance. We maintain well documented and internationally certified safety and quality management systems, perform periodic audits and conduct training, each of which affects all areas of our activities, including operations, maintenance and crewing.

Established History and Experienced Management Team. We have operated in the Hidrovia region for more than 50 years and have an experienced management team, led by our Chief Executive Officer Claudio Pablo Lopez. Mr. Lopez and his family members have collectively been involved in the logistics industry in the region since 1976. Our directors and senior executive officers have, on average approximately 20 years of experience in the logistics and transportation industries. Our management team has significant expertise in various lines of businesses and has been instrumental in developing and maintaining our certified safety, quality management systems and executing our growth plan. Our management has driven significant growth in time charter, voyage and port terminal revenues and sales of products.

Business Strategy

Our business strategy is to continue to operate as a diversified logistics and port terminals company and to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the logistics industry. We intend to leverage our expertise and strong customer relationships to increase volume, efficiency and market share in a targeted manner. We will continue to build upon our reputation in the logistics and port terminals industry by pursuing the following strategies:

Capitalize on Attractive Fundamentals in Our Businesses. As one of the largest owners and operators of barges and product tankers in the Hidrovia region, with some of the largest, most modern and strategically located port facilities, we believe we are well positioned to capitalize on the attractive fundamentals for storage and marine transportation services in the region. There currently exists a shortage of adequate rail and highway infrastructure in South America to meet the growing demand for exports, and the Hidrovia river system and coastal trade represent some of the more cost-efficient methods of transportation in the region. The Hidrovia river system is one of the largest navigable river systems in the world, comparable in length to the Mississippi River system in the United States. A comparison of the two river systems illustrates the significant potential for future development of the Hidrovia which serves economies that are expected to grow faster than the U.S. economy. For example, in 2011 and 2012, Brazil is expected to grow by 2.9% and 3.0% and Argentina by 8.0% and 4.6%, respectively, according to the International Monetary Fund’s September 2011 and January 2012 update to the World Economic Outlook. Advanced economies, including the United States, are expected to grow 1.6% in 2011 and 1.2% in 2012 according to the same source. If such growth in the Hidrovia Region economies does not materialize, it could materially delay or prevent the Hidrovia Region from realizing its potential.

We plan to use our position as a market leader in the Hidrovia region to grow our businesses to take advantage of this opportunity. We regularly review opportunities to invest in new port facilities and other infrastructure and increase the size and capacity of our barge fleet. For example, we are developing a new transshipment facility for mineral ores and liquid bulks in Nueva Palmira. We also plan on incorporating additional chemical/product tankers into our cabotage fleet. We believe that these tankers will serve a demand for vessels from our existing customers to service routes where both the point of origin and destination are in South America. We may also seek to add capacity by acquiring assets or companies currently operating in the Hidrovia region, and may add businesses and services that we believe are complementary to those we currently offer. We may also enter into joint venture arrangements with third parties with respect to these businesses.

Continue to Optimize Our Chartering Strategy. We continually monitor developments in the logistics industry and make charter-related decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions in order to implement our overall business strategy. Some of our charters provide fixed pricing, minimum volume requirements and fuel price adjustment formulas. On other occasions, we enter into CoAs, which allow us flexibility in transporting a certain cargo to its destination. We have been working with our customers in our barge business to increase the proportion of our business under time charters and CoAs of one to five years’ duration, some of which have minimum volume guarantees. Furthermore, we intend to develop relationships with new customers and cargoes as we grow our fleet capacity.

Generating Operational Efficiencies. We have identified opportunities and are implementing our plans to improve overall efficiency and profitability. For example, in our barge business, we plan to increase the size and capacity of our barge fleet and invest in new engines that burn less expensive fuel for our line pushboats, which we use on our longer river voyages. We will also continue to focus on optimizing our barge and tug scheduling, maximizing loads and convoy size and minimizing empty return voyages.

Continue to Improve Quality. We have developed a reputation for having quality operations in the storage and marine transportation industry. We have implemented a quality improvement process to identify customer requirements and maintain processes designed to meet those requirements. We seek to involve the entire workforce to continually improve these processes on an ongoing basis. Our emphasis on quality allows us to provide customer service at a competitive price. Our reputation enhances our ability to successfully secure valuable contracts and has allowed us to build strong relationships with our customers.

Continue to Capitalize on Our Relationship with Navios Holdings. Navios Holdings has developed considerable experience and a global network of relationships during its 55-year history of investing and operating in the maritime industry. We believe our relationship with Navios Holdings, including our ability to leverage Navios Holdings’ global network of relationships, and its relationships with commercial and other banks will enable us to engage in innovative financing and access debt financing on favorable terms, as evidenced by our existing New Marfin facility.

We also believe that we benefit from the leading risk management practices adopted by Navios Holdings. Navios Holdings closely monitors its counterparties’ credit exposure. Navios Holdings has established policies designed for contracts to be entered into with counterparties that have appropriate credit history and we have access to Navios Holdings’ policies and personnel for this purpose. We believe that we can use our relationship with Navios Holdings and its established reputation in order to obtain favorable long-term time contracts and attract new customers. If our relationship with Navios Holdings ends or is significantly altered, our business, results of operations and financial position could be materially adversely affected. See “Item 3.D Risk Factors—Risks Relating to Our Industry and Our Business—We have a meaningful relationship with Navios Holdings, and we depend on Navios Holdings for certain legal, advisory, administrative and other services and benefit from its global network to obtain competitive financing. If our relationship with Navios Holdings ended or was significantly altered, our business and results of operations could be materially adversely affected.”

Seasonality

Certain of our businesses have seasonality aspects and seasonality affects the results of our operations and revenues from quarter to quarter, particularly in the first and last quarters of each year. Generally, the high season for the barge business is the period between February and July, as a result of the South American harvest and higher river levels. Expected growth in soybean and mineral production and transportation may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect our operations as the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact our ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to our dry port terminal operations in Uruguay, high season is mainly from April to September, linked with the arrival of the first barges down-river and with the oceangoing vessels logistics operations. The port terminal operations in Paraguay and our cabotage business are not significantly affected by seasonality because the operations of the port and our cabotage business are primarily linked to refined petroleum products.

Customers

In each of our businesses, we derive a significant part of our revenues from a small number of customers. For the year ended December 31, 2011, our three largest customers, Petrobras, Petropar and Esso, accounted for 18.1%, 10.2% and 10.0% of our revenues, respectively and our five largest customers accounted for approximately 55.1%. Other than our three largest customers, no other customer accounted for more than 10% of our revenues during the year ended December 31, 2011. During the year ended December 31, 2010, our largest customer, Petrobras accounted for 17.5% of our revenues, and our five largest customers accounted for approximately 50% of our revenues. Other than our largest customer, no other customer accounted for more than 10% of our revenues during the year ended December 31, 2010. In 2009, only one customer accounted for 10.2% of our revenues and our five largest customers, in aggregate, accounted for 45.1% of our revenues.

Our Fleet Management

We conduct all daily technical and commercial management for our owned fleet in-house and we commercially manage our chartered-in fleet. These services, as well as administration of our fleet, are provided from several offices situated in Argentina, Paraguay, Uruguay and Brazil. We will continue to undertake all technical and commercial management for our barges and pushboats and vessels, including the purchasing of supplies, spare parts and husbandry items, crewing, superintendence and preparation and payment of all related accounts on our behalf.

Specifically, we provide, through our subsidiary, Compañía Naviera Horamar S.A., technical ship management services to our owned vessels. These services are provided in accordance with highest standard in the industry established by class societies, the IMO, OCIMF and the oil majors vetting. Based in Buenos Aires, Argentina, this operation is run by experienced professionals who oversee every step of technical management, from the construction of the fleet elements in Argentina, Brazil, the United States and China to subsequent shipping operations throughout the life of a vessel, including the oversight of maintenance, repairs and drydocking. Mercopar S.A., our subsidiary, provides full technical services in Asuncion, Paraguay, for all the convoys operating up to Corumba, Brazil.

Chartering Arrangements

We continually monitor developments in the shipping industry and make decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions in order to implement our overall business strategy. In our barge business, we typically operate under a mix of time charters and CoAs with durations of one to five years, some of which have minimum guaranteed volumes, and spot contracts. In our cabotage business, we typically operate under time charters with durations in excess of one year at inception. Some of our charters provide fixed pricing, labor cost, minimum volume requirements and fuel price adjustment formulas. On other occasions, we engage in CoAs, which allow us flexibility in transporting a certain cargo to its destination.

Employees and Crewing

We crew our fleet with Argentine, Brazilian and Paraguayan officers and seamen. Our fleet managers are responsible for selecting the crew.

As of December 31, 2011, we employed 431 land-based employees: 41 employees in the Asuncion, Paraguay office, 99 employees at the port facility in San Antonio, Paraguay, 138 employees in the Buenos Aires, Argentina office, eight employees in the Montevideo, Uruguay office, 130 employees at the port facility in Nueva Palmira, Uruguay, and 15 employees at Hidronave S.A.’s Corumba, Brazil office.

Certain of our operations in Argentina, Paraguay, Uruguay and Brazil are unionized. We believe that we have good relations with our employees and seamen and since our inception we have had no history of work stoppages.

Competition

We are one of the largest logistics providers in the region. We believe our ownership of river ports, including our port terminal in Uruguay that provides access to the ocean, allows us to offer a logistics solution superior to our competitors that also operate barges and pushboats. We also compete based on reliability, efficiency and price.

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to ours. However, most of these companies are proprietary service providers that are focused on servicing their own cargo. Unlike these companies, we are an independent service provider in the market for transits. With respect to exports, our competitors are Montevideo Port in Montevideo and Ontur in Nueva Palmira, neither of which has storage, and TGU in Nueva Palmira. The main competitor of our liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol and Petrobras, which are also customers of our port.

We face competition in our barge and cabotage businesses with transportation of oil and refined petroleum products from other independent ship owners and from vessel operators who primarily charter vessels to meet their cargo carrying needs. The charter markets in which our vessels compete are highly competitive. Key competitors include Ultrapetrol Bahamas Ltd. and Fluviomar. In addition, some of our customers, including ADM, Cargill, Louis Dreyfus and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. We also compete indirectly with other forms of land-based transportation such as truck and rail. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility. These companies and other smaller entities are regular competitors of ours in our primary tanker trading areas.

We believe that our ability to combine our ports in Uruguay and Paraguay with our versatile fleet of barges, pushboats and tankers to offer integrated, end-to-end logistics solutions for both our dry and liquid customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia region has allowed us to differentiate our business and offer superior services compared to our competitors.

Corporate Information

Our legal and commercial name is Navios South American Logistics Inc. We have been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. Our office and principal place of business is located at Aguada Park Free Zone, Paraguay 2141, Of. 1603 Montevideo, Uruguay and our telephone number is +(30) (210) 417-2050. Our website is http://www.navios-logistics.com. The information on our website is not incorporated by reference into this report and should not be considered to be a part of this report. Trust Company of the Marshall Islands, Inc. serves as our agent for service of process, and our registered address and telephone number of its agent for service of process is Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960. We maintain offices in Montevideo, Uruguay, Buenos Aires, Argentina, Asuncion, Paraguay, and Corumba, Brazil. We own the Nueva Palmira port and transfer facility indirectly through our Uruguayan subsidiary, CNSA, and the San Antonio port facility through our Paraguayan subsidiary, Petrolera San Antonio S.A. (“Petrosan”). We also conduct the commercial and technical management of our vessels, barges and pushboats through our wholly owned subsidiaries. All of our subsidiaries are wholly owned, except for Hidronave S.A.

Environmental and Government Regulation

Government regulations relating to the environment, health or safety significantly affect our operations, including the ownership and operation of our vessels and our port facilities. Our operations are subject to international conventions, national, state and local laws, and regulations in force in international waters and the jurisdictional waters of the countries in which our vessels may operate or are registered. The legal requirements affecting our operations include, but are not limited to, the IMO International Convention for the Prevention of Pollution from Ships, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, and its protocols of 1976, 1984, and 1992, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, 2001, the IMO International Convention for the Safety of Life at Sea and the International Convention on Load Lines of 1966. We must also comply with legal requirements relating to the management and disposal of hazardous materials and wastes, air emissions, wastewater discharges, the management of ballast waters, maintenance and inspection, and development and implementation of emergency procedures. In addition, vessel classification societies impose safety and other requirements with respect to our vessels. Compliance with these requirements entails significant expense, including vessel modifications and implementation of certain operating procedures. Violations of such requirements can result in substantial penalties, and in certain instances, seizure or detention of our vessels.

International treaties and conventions, as well as national and local laws, can subject us to material liabilities in the event that there is a release of oil or other regulated substances from our vessels or at our port operations. We could also become subject to personal injury or property damage claims relating to exposure to, or releases of, regulated substances associated with our current or historic operations. In addition, we are subject to insurance or other financial assurance requirements relating to oil spills and other pollution incidents and are in material compliance with these requirements.

A variety of governmental and private entities, each of which may have unique requirements, subject our vessels and port terminals to both scheduled and unscheduled inspections. These entities include the local port authorities (harbor master or equivalent), port state controls, classification societies, flag state administration (country of registry) and charterers, particularly terminal operators. Our port terminals are subject to inspections by Hidrografía and the Free Zone Authority in Uruguay and the Environmental Secretary in Paraguay. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels and port facilities. Failure to maintain necessary permits or approvals could result in the imposition of substantial penalties or require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental and safety concerns have created a demand for vessels that conform to the stricter environmental and safety standards. We are required to maintain operating standards for all of our vessels for operational safety, quality maintenance, continuous training of our officers and crews, and compliance with international as well as South American laws and regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental, health and safety laws and regulations; however, because such laws and regulations are frequently changing and may impose increasingly stricter requirements or be enforced more strictly, such future requirements may limit our ability to do business, increase our operating costs, require reductions in cargo capacity, ship modifications or other operational changes or restrictions, lead to reduced availability of insurance coverage or increased policy costs, result in denial of access to certain ports or waters or detention in certain ports, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental and Safety Regulation—IMO

The IMO is the United Nations agency concerned with maritime safety and the prevention of pollution by ships. The IMO has adopted a number of international conventions with respect to maritime safety, pollution prevention and liability and compensation, the most significant of which are described below.

IMO—Pollution Prevention

The MARPOL Convention (“MARPOL”), which was adopted by the IMO in 1973 and has been updated through various amendments, imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. In particular, in 1992, amendments to Annex I of MARPOL requirements imposed phase-out dates for tankers that are not certified as double hull. Annex I of MARPOL, which was subsequently revised in 2001 and 2003, has been adopted by all countries in the Hidrovia Region, other than Paraguay. In 1984, Argentinean authorities (the “PNA”) adopted MARPOL for domestic trade. In 2008, the PNA adopted a resolution for the phase-out for single hull river vessels and barges from 2013 to 2018. This new regulation may accelerate the scrapping/modification of older river vessels and barges.

Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packing, marking, labeling, documentation, stowage, quality limitations and pollution prevention. Annex III has been adopted by all countries in the Hidrovia Region, other than Paraguay. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea.

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI was ratified in May 2004 and became effective in May 2005. Of the Hidrovia countries, as of March 31, 2012, only Brazil has adopted Article VI of MARPOL. Annex VI sets limits on sulphur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions.

In October 2008, the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulphur oxide emission standards that entered into force in July 1, 2010. The amended Annex VI aims to reduce air pollution from vessels by, among other things, implementing a progressive reduction of sulphur oxide emissions from ships and establishing new tiers of stringent nitrogen oxide emission standards for marine engines. We may incur additional costs to comply with these revised standards. The amendments include Regulation 15 of Annex VI of MARPOL 73/78, as revised by IMO Resolution MEPC.176 (58), which regulates volatile organic compound (“VOC”) emissions from tankers in designated ports or terminals of an entity regulating such emissions. Regulation 15.6 requires that a tanker carrying crude oil must have on board and implement a VOC Management Plan approved by the flag state in accordance with IMO resolution MEPC.185 (59). This VOC Management Plan must be specific to each ship. Our tanker vessels have an approved VOC management plan.

Ballast Water

The IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 member states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by member-states representing enough of the gross tonnage of the world’s fleet for it to enter into force. However, as of March 31, 2012, the Convention has been ratified by 33 states, representing 26.5% of the global merchant shipping fleet’s gross tonnage, and its entry-into-force with attendant compliance costs may therefore be anticipated in the foreseeable future. Of the Hidrovia countries, as of March 31, 2012, only Brazil has adopted the BWM Convention.

If the mid-ocean exchange of ballast water is made mandatory at the international level, or if water treatment requirements are implemented, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our business.

Hidrovia Convention—RIOCON

The Hidrovia countries (Brazil, Bolivia, Paraguay, Argentina and Uruguay) are beginning the discussion to standardize all requirements and regulations relating to pollution from vessels. The CIH (Comité Intergubernamental de la Hidrovia) is developing a new convention named RIOCON (an adapted version of MARPOL). Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

IMO—Safety

The IMO has adopted the International Convention for the Safety of Life at Sea (the “SOLAS Convention”) and the International Convention on Load Lines of 1966 (the “LL Convention”), which imposes standards for the regulation of design and operational features of ships. The SOLAS Convention has been adopted by all of the countries in the Hidrovia Region, and, as of March 31, 2012, the LL Convention has been adopted by all of the countries in the Hidrovia Region other than Paraguay. We believe that all of our vessels are in substantial compliance with standards imposed by the SOLAS Convention and the LL Convention.

The operation of our vessels is subject to the requirements set forth in the IMO International Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”) pursuant to Chapter IX of the SOLAS Convention. The ISM Code requires vessel owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Oil Pollution Liability

Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention of Civil Liability for Oil Pollution Damage (the “CLC”) and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. This liability is subject to a financial limit calculated by reference to the tonnage of the ship. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. Of the countries in the Hidrovia Region, only Argentina and Uruguay have adopted the 1992 Protocol to the CLC. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

Also at the international level, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, 2001 (the “Bunker Convention”) was adopted in March 2001 and became effective in November 2008. The Bunker Convention imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil” (oil used or intended for use in the operation or propulsion of the ship) in order to ensure that adequate, prompt and effective compensation is available to persons who suffer damage caused by spills of oil, when carried as fuel in ships’ bunkers. The Bunker Convention applies to damage caused in the territory, including the territorial sea, and in exclusive economic zones of party states and provides a free-standing instrument covering pollution damage only. As with the CLC upon which the Bunker Convention is modeled, a key requirement in this convention is the need for the registered owner of a vessel to maintain compulsory insurance cover. To date, none of the countries in the Hidrovia Region have adopted the Bunker Convention.

Another key provision is the requirement for direct action, which allows a claim for compensation for pollution damage to be brought directly against an insurer. The Bunker Convention requires ships over 1,000 gross tonnage to maintain insurance or other financial security, such as the guarantee of a bank or similar financial institution, to cover the liability of the registered owner for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, but in all cases, not exceeding an amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims, 1976, as amended (the “1976 Convention”). Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Some jurisdictions have ratified the 1996 LLMC Protocol to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 LLMC Protocol, and therefore shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain. To date, none of the countries in the Hidrovia region have adopted the 1976 Convention and the 1992 LLMC Protocol.

Title VII of the Navigation and Security Protocol of RIOCON, applies to the prevention, reduction and control of pollution from vessels in the Hidrovía Region.

Additionally, each Member State of RIOCON has its own laws related to oil pollution.

•

Argentina: The Water Pollution Prevention & Surveillance Act (22.190) prohibits the dumping of oil in the waterways and establishes rules for the prevention of pollution of waterways and other elements of the environment by pollutant agents from vessels and naval devices. This Act also makes an owner and a “disponent owner” of a vessel (i.e., the person or company that has commercial control over a vessel’s operations without owning the vessel) that causes pollution strictly liable for any clean up costs and imposes fines for violations. The Dangerous Waste Act (24.051) regulates the creation, handling, transport and final disposal of dangerous waste and makes the owner and/or guardian of the waste strictly liable and imposes fines and/or imprisonment for violations. The National Environmental Policy Act (25.675) establishes the minimum budgets needed to achieve sustainable and adequate management of the environment, makes the person who causes the environmental damage strictly liable, and states that activities that could pollute the environment must be insured. Chapter VIII of the REGINAVE (Maritime, River and Lake Navigation Regime) also governs environmental issues and imposes fines for violations.

•	Bolivia: A carrier is in principle liable for any pollution damage caused by cargo carried under its care. This liability may be extended to the cargo owner.

•

Brazil: Act Nº 6.938 (National Environmental Policy) imposes strict liability on a person who causes pollution and authorizes fines for violations. In addition, Act N° 9.966 sets forth requirements for the prevention and control of pollution by oil and other substances and imposes civil liability and fines upon persons causing pollution.

•

Paraguay: The Constitution of Paraguay regulates protection of the environment and the carrier, the cargo owners and any persons connected to a spill or pollution incident may be held strictly liable, jointly and severally.

•

Uruguay: Uruguay enacted Law N° 16.688, in order to regulate the prevention and surveillance of pollution in Uruguayan waters. Law N° 16.688 provides for strict, joint and several liability of owners and disponent owners of vessels or other floating devices, aircrafts and shore and off-shore crafts or installations that cause pollution for any damages and cleanup costs and imposes fines in case of violations.

We currently maintain, for each of our owned vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per event. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per event, our cash flow, profitability and financial position could be materially and adversely impacted.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol.

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’ request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. However, the IMO has been developing a work plan to limit or reduce greenhouse gas emissions from international shipping through the development of technical, operational and marketbased measures. As part of this work plan, in July 2011 the IMO adopted mandatory measures to reduce greenhouse gas emissions from shipping. Specifically, regulations under Annex VI of MARPOL were amended to add a new Chapter 4 that mandates an Energy Efficiency Design Index for new ships and a Ship Energy Efficiency Management Plan for all ships. The regulations apply to all ships over 400 gross tonnage and are expected to enter into force in January 2013, unless waived on an individual basis by the IMO. Of the Hidrovia countries, to date only Brazil has adopted Article VI of MARPOL. Any passage of climate control legislation or further implementation of regulatory initiatives by the IMO or individual countries where we operate that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Inspections

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. Inspection procedures can result in the seizure of our vessels or their cargos, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. The primary inspection programs to which we are subject are described below.

Inspection by Classification Societies

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will usually undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys. For oceangoing vessels, annual surveys are conducted for the hull and the machinery, including the electrical plant, and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Special Surveys. Special surveys, also known as class renewal surveys, are carried out every five years for the vessel’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey, a vessel owner has the option of arranging with the classification society for the vessel’s machinery to be on a continuous survey cycle. This process is also referred to as continuous survey machinery. We have made arrangements with the classification societies for most of our vessels to be on a continuous survey cycle for machinery.

All of our oceangoing vessels are certified as being “in class.” For inland waterways navigation, class is not mandatory; although most insurance underwriters and oil major vetting department require class certificates (by a classification society which is a member of the International Association of Classification Societies). We were among the first owners operating in the Hidrovia Region offering barges and pushboats with class certificates. Presently, we have almost the complete inland fleet under class. For the inland fleet, the statutory certificates are issued directly by the flag authority.

Our fleet is subject to regularly scheduled drydocking and special surveys which are carried out every six to seven years. Currently, our inland fleet is scheduled for intermediate surveys and special surveys as follows: Special Drydock every seven years and Afloat Intermediate Inspection in the middle of each seven-year period. All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. Most oceangoing vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. River units are only drydocked every seven years for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the vessel owner within prescribed time limits.

SIRE Inspections

One of the most significant safety initiatives to be introduced by the OCIMF, an oil industry trade group focusing on the promotion of safety and pollution prevention from tankers and at oil terminals, is the Ship Inspection Report Program (SIRE). This program was originally launched in 1993 to specifically address concerns about substandard shipping. The SIRE Program is a unique tanker risk assessment tool of value to charterers, ship operators, terminal operators and government bodies concerned with ship safety.

The SIRE system is a very large database of up-to-date information about tankers. Essentially, SIRE has focused tanker industry awareness on the importance of meeting satisfactory tanker quality and ship safety standards. Since its introduction, the SIRE Program has received industry-wide acceptance and participation by both OCIMF members, SIRE Program participants and by ship operators. The expansion of barges and small vessels into SIRE was inaugurated in late 2004. Since its introduction, more than 170,000 inspection reports have been submitted to SIRE. Currently, there are over 22,500 reports on over 8,000 vessels for inspections that have been conducted in the last 12 months. On average, program recipients access the SIRE database at a rate of more than 8,000 reports per month.

The SIRE program requires a uniform inspection protocol that is predicated by the following:

•	Vessel Inspection Questionnaire

•	Barges Inspection Questionnaire

•	Uniform SIRE Inspection Report

•	Vessels Particulars Questionnaire

•	Barge Particulars Questionnaire

•	SIRE Enhanced Report Manager

These features have been established to make the program more uniform and user friendly and to provide a level of transparency unique in the marine transportation industry.

SIRE has established itself as a major source of technical and operational information to prospective charterers and other program users. Its increasing use corresponds with oil industry efforts to better ascertain whether vessels are well managed and maintained.

Inspection reports are maintained on the index for a period of 12 months from the date of receipt and are maintained on the database for two years. SIRE inspection reports for our tankers are available on the database.

SIRE access is available, at a nominal cost, to OCIMF members, bulk oil terminal operators, port authorities, canal authorities, and oil, power, industrial or oil trader companies that charter tankers and barges as a normal part of their business. It is also available, free of charge, to governmental bodies which supervise safety and/or pollution prevention in respect of oil tankers/barges (e.g., port state control authorities, etc).

Inspection by Oil Major Vetting Departments

For the past several years the oil majors have created their own vetting departments in order to carry out their own surveys. These surveys are made by their own or external surveyors with SIRE I accreditation. Some oil majors have requirements that exceed the IMO and OCIMF requirements. Repsol, for example, mandates the use of an IGS (Inert Gas System) for vessels below 20,000 dwt carrying clean products that have a flash point below 60 degrees Celsius. This requirement requires us to install IGSs in our vessels, although not compulsory under international regulations. We have successfully satisfied the operational, safety, environmental and technical vetting criteria of Exxon Mobil Corporation, Repsol and Petrobras, and have qualified to do business with them. For Exxon Mobil Corporation, we have been successfully vetted for oceangoing and coastal trade and for single operations. For Repsol, we have been successfully vetted for oceangoing trade. For Petrobras, we have been successfully vetted for oceangoing trade.

TMSA Program

OCIMF’s Tanker Management and Self Assessment (“TMSA”) program was introduced in 2004 as a tool to help vessel operators assess, measure and improve their management systems. The TMSA program has been expanded to encompass all tank vessel operators, including those managing coastal vessels and barges. The program encourages vessel operators to assess their safety management systems against listed key performance indicators and provides best practice guidance to minimize the possibility of problems reoccurring. Because non-SOLAS vessels are not subject to the ISM Code, operators of such vessels may use this guide as a tool to measure and improve their operations. A company that incorporates the guidelines contained in the TMSA into their management system may be considered as having an active assessment process, even if not being inspected under the SIRE scheme or having ISM as a management system. Vessel operators can use their assessment results to develop a phased improvement plan that improves safety and environmental performance. Although the TMSA program provides guidance, responsibility for vessel operations, and distribution of this data, lies exclusively with the vessel operator. The TMSA program builds upon the ISM Code and can provide valuable feedback to the charterer on the effectiveness of the vessel operator’s management system.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes significant risks, such as perils of navigable waters, mechanical failure of the vessel, physical damage suffered by the vessel due to explosion, fire or collision, the loss of property on board, loss or damage to cargo, business interruption, hostilities, crew and third party accidents, labor strikes, etc. In addition, there is always an inherent possibility of marine disasters like oil spillages and other environmental mishaps arising from owning and operating vessels in the international trade. Despite potential risks out of the scope of the current coverage, we believe that our present insurance set of coverage is adequate and represents the average insurance level of any well-known maritime company. We contract with high-quality insurance companies that are leaders in the industry.

Hull and Machinery and War Risk Insurances

We have marine hull and machinery and war risk insurance, which provides coverage for partial damage arising from mechanical failure (tugs and vessels only), fire, explosion, stranding, collision and grounding, as well as in case of actual or constructive total loss, for all the fleet. Each of the owned vessels is covered according to inland industry standards. Coverage is placed at Lloyd’s market.

Protection and Indemnity Insurance

Protection and indemnity (“P&I”) insurance is provided by mutual protection and indemnity associations, also known as P&I Clubs. This insurance covers third-party liabilities in connection with its shipping activities. P&I insurance is intended to cover a range of incidents, including, but not limited to, third-party liability and other related expenses arising from injury, illness or death of crew and other third parties, the loss of or damage to cargo, claims arising from collisions with other vessels, damage to third-party property, such as buoys, piers or bridges, pollution liabilities arising from oil or other substances, towage liabilities or wreck removal of the insured unit. Coverage is provided in accordance with the association’s rules and the members terms of entry subject to a limit of such sums as are provided by the International Group’s reinsurance and overspill arrangements in force at that time but currently not less than $5.4 billion for each accident or occurrence except for pollution liabilities which are limited to $1.0 billion for each accident or occurrence. The 13 P&I associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I associations comprising the International Group.

Environmental Insurance for Port Activities

We maintain civil liability for environmental damage caused by certain port activities. Specifically concerning Uruguayan regulations applicable to Nueva Palmira dry plant, Uruguayan Decree No. 413/992 sets forth legal, administrative, technical, and economic requirements to be met by companies providing port services, in order to qualify as such within the ports of Uruguay. Said companies must maintain a civil liability insurance covering claims and damages caused to individuals or the environment due to their service providing activities.

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks, which nonetheless remain uninsured across our fleet are “loss of hire,” “off-hire,” “strikes” and “defense.” We do not insure against these risks because the costs are regarded as disproportionately high relative to the risks and/or such cover is not commercially beneficial or contractually necessary. The loss of hire or strike insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in such policies. Should a vessel on time charter, where the vessel is paid a fixed hire day-by-day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strike insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike-bound at a loading or discharging port, or the crew of the vessel goes on strike, the insurance covers the cost of running the vessel during such periods. The defense cover is intended to pay the cost of defending a member’s position in a dispute related to a contract signed with third parties. For example, if a charter party is signed and for any reason the vessel is placed off hire, the cover pays the fees of lawyers defending the member’s position, but not the amount in dispute.

Risk Management

Risk management in the river and ports logistics industry involves balancing a number of factors in a cyclical and potentially volatile environment. Fundamentally, the challenge is to appropriately allocate capital to competing opportunities of owning or chartering vessels and in our port facilities. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and returns.

We seek to manage risk through a number of strategies, including vessel control strategies (chartering and ownership) and freight carriage. Our vessel control strategies include seeking the appropriate mix of owned vessels, long- and short-term chartered-in vessels, coupled with purchase options, when available, and spot charters. We also enter into CoAs, which gives us, subject to certain limitations, the flexibility to determine the means of getting a particular cargo to its destination. In our liquid port (Petrosan), our strategy involves the analysis of market opportunities in order to buy and sell refined petroleum products, and to manage the appropriate mix in storage of owned and third-party products.

Legal Proceedings

We are subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against us cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on our consolidated financial position, results of operations or cash flows.

C. Organizational Structure

Navios Logistics maintains offices in Montevideo, Uruguay, Buenos Aires, Argentina, Asuncion, Paraguay, and Corumba, Brazil. Navios Logistics owns the Nueva Palmira port and transfer facility indirectly through its Uruguayan subsidiary, CNSA, and the San Antonio port facility through its Paraguayan subsidiary, Petrolera San Antonio S.A. (“Petrosan”). Navios Logistics also conducts the commercial and technical management of its vessels, barges and pushboats through its wholly owned subsidiaries.

All of Navios Logistics’ subsidiaries are wholly owned, except for Hidronave South American Logistics S.A. (“Hidronave S.A”). The chart below sets forth Navios Logistics’ current corporate structure (all corporations are domiciled in Argentina, Uruguay, Paraguay, Brazil and Panama).

Navios Logistics was incorporated as a Marshall Islands corporation on December 17, 2007 and its subsidiaries are listed below:

Subsidiaries included in the consolidation:

	Country of		Percentage of	Statement of operations
Company Name	Incorporation	Nature	Ownership	2011	2010	2009
Corporacion Navios S.A.	Uruguay	Operating Company	100%	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Compania Naviera Horamar S.A.	Argentina	Vessel Operating Management Company	100%	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thalassa Energy S.A. (iii)	Argentina	Barge-Owning Company	100%	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
HS Tankers Inc. (iii)	Panama	Tanker-Owning Company	100%	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
HS Navigation Inc. (iii)	Panama	Tanker-Owning Company	100%	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
HS Shipping Ltd. Inc. (iii)	Panama	Tanker-Owning Company	100%	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
HS South Inc. (iii)	Panama	Tanker-Owning Company	100%	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercopar Internacional S.A. (i)	Uruguay	Sub-Holding Company	100%	—	—	1/1 - 12/10
Nagusa Internacional S.A. (i)	Uruguay	Sub-Holding Company	100%	—	—	1/1 - 12/10
Hidrovia OSR Internacional S.A. (i)	Uruguay	Sub-Holding Company	100%	—	—	1/1 - 12/10
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navegacion Guarani S.A.	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hidrovia OSR S.A.	Paraguay	Tanker-Owning Company/Oil Spill Response & Salvage Services	100%	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Petrovia S.A. (ii)	Paraguay	Shipping Company	100%	—	—	1/1 - 1/21
Mercofluvial S.A.	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Petrolera San Antonio S.A.	Paraguay	POA Facility-Owning Company	100%	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Flota Mercante Paraguaya S.A. (ii)	Paraguay	Shipping Company	100%	—	—	1/1 - 2/13
Compañia de Transporte Fluvial S.A. (ii)	Paraguay	Shipping Company	100%	—	—	1/1 - 2/13
Hidrogas S.A. (ii)	Paraguay	Shipping Company	100%	—	—	1/1 - 1/21
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	51%	1/1 - 12/31	1/1 - 12/31	10/29 - 12/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1 - 12/31	4/1 - 12/31	—
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1 - 12/31	4/1 - 12/31	—
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/16 - 12/31	—	—
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	4/14 - 12/31	—	—

(i)	These companies were sold on December 10, 2009 to independent third parties.
(ii)	These companies were merged into our other Paraguayan companies in 2009.
(iii)	On July 25, 2011, Navios Logistics acquired the noncontrolling interests of these joint ventures. As a result, after the consummation of the transaction, the percentage of ownership of the Company in these subsidiaries changed in accordance with the table included in Note 19 to the Consolidated Financial Statements included elsewhere in this Annual Report.

D. Property, Plants and Equipment

Our only material property is our owned vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

We and our subsidiaries currently lease (or occupy as free zone users, as the case may be), the following premises:

•

Our subsidiary CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which we operate our port and transfer facility, located at Zona Franca, Nueva Palmira, Uruguay. CNSA was authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, which on September 27, 1956 approved an agreement, as required by applicable law at the time. On December 4, 1995, CNSA rights as a direct user were renewed in a single free zone user agreement, which was subsequently amended in many occasions—incorporating new plots of land—until its final version dated November 27, 2009. The agreement currently in force permits CNSA to install and operate a transfer station to handle and store goods, and to build and operate a plant to receive, prepare and dry grain on land in the Nueva Palmira Free Zone. The agreement expires on December 31, 2025, with a 20-year extension at our request. We pay an annual fee of approximately $0.2 million, payable in eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transhipment fee of $0.20 per ton transshipped. We have certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division if we breach the terms of the agreement, or labor laws and social security contributions, and if we commit illegal acts or acts expressly forbidden by the agreement.

•

Our subsidiary Ponte Rio S.A. leases approximately 61 square meters at 107-108, Building 8 at the Zonamerica free trade zone in Montevideo, Uruguay pursuant to a lease agreement that expires in July 2012.

•	CNSA also leases approximately 205 square meters of space at Paraguay 2141, Montevideo, Uruguay, pursuant to a lease that expires in November 2020.

•

Our subsidiary Navegacion Guarani S.A. leases approximately 640 square meters of space at Jejuí 324 corner Chile—Edificio Grupo General, Asuncion, Paraguay, pursuant to a lease that expires in November 2012.

•	Our subsidiary Mercopar S.A. leases approximately 220 square meters of space at Ygatimy 459 casi 14 de Mayo, Asuncion, Paraguay, pursuant to a lease that expires in July 2012.

•

Our subsidiary Compania Naviera Horamar S.A. leases approximately 409 square meters at Cepeda 429 Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 2014.

•	Hidronave S.A. leases approximately 195 square meters at Av. General Rondon 1473 Street, Corumba, Brazil, pursuant to a lease agreement that expires in March 2014.

•	Hidronave S.A. also leases approximately 650 square meters next to the river Paraguay at Lodario, Barrio Ponto, Mato Grosso 801, Brazil, pursuant to a lease agreement that expires in April 2014.

•

Navegacion Guarani S.A. leases approximately 481 square meters of a land and a small warehouse next to the river Paraguay at San Miguel district of Asunción over the way to the Club Mbigua, pursuant to a lease agreement that expires in June 2013.

•

Compania Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito, pursuant to a lease agreement that expires in May 2016.

Our subsidiary CNSA owns premises in Montevideo, Uruguay. This space is approximately 112 square meters and is located at Juan Carlos Gomez 1445, Oficina 701, Montevideo 1100, Uruguay.

Our subsidiary Petrolera San Antonio S.A. owns the premises from which it operates in Avenida San Antonio, Paraguay. This space is approximately 146,744 square meters and is located between Avenida San Antonio and Virgen de Caacupé, San Antonio, Paraguay.

Our subsidiary Compania Naviera Horamar S.A. owns two storehouses located at 880 Calle California, Ciudad Autonoma de Buenos Aires, Argentina and at 791/795 Calle General Daniel Cerri, Ciudad Autonoma de Buenos Aires, Argentina of approximately 259 and 825 square meters, respectively. Compania Naviera Horamar S.A. also owns the premises from which it operates in Buenos Aires, Argentina. This space is approximately 1,208 square meters and is located in 846 Avenida Santa Fe, Ciudad Autonoma.

Our subsidiary Petrovia Internacional S.A. owns three plots of land in Nueva Palmira, Uruguay, two of approximately 29 acres each and one of 23 acres.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Logistics for each of the fiscal years ended December 31, 2011, 2010 and 2009. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements, including the notes to those financial statements, for the years mentioned above which are included in this document.

This report contains forward-looking statements. These forward-looking statements are based on Navios Logistics’ current expectations and observations. See “Forward-Looking Statements” and “Item 3.D Risk Factors” in this report for the factors that, in Navios Logistics’ view, could cause actual results to differ materially from the forward-looking statements contained in this report.

General

Navios Logistics has been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America. Navios Logistics serves the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for dry bulk commodities, agricultural, forest and mineral-related exports and the other for refined petroleum products, and a diverse fleet, consisting of vessels, barges and pushboats. Navios Logistics has combined its ports in Uruguay and Paraguay with its versatile fleet to create an end-to-end logistics solution for customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia region. Navios Logistics provides transportation for liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils), liquefied cargo (liquefied petroleum gas (LPG)) and dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones).

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed (i) $112.2 million in cash and (ii) the authorized capital stock of its wholly owned subsidiary, Corporacion Navios Sociedad Anonima (“CNSA”), in exchange for the issuance and delivery of 12,765 of Navios Logistics’ shares, representing 63.8% (or 67.2% excluding contingent consideration) of Navios Logistics’ outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for (i) $112.2 million in cash, of which $5.0 million was kept in escrow, payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and (ii) the issuance of 7,235 of Navios Logistics’ shares representing 36.2% (or 32.8% excluding contingent consideration) of Navios Logistics’ outstanding stock, of which 1,007 shares were kept in escrow pending attainment of certain EBITDA targets. CNSA owned and operated the largest bulk transfer and storage port terminal in Uruguay. Horamar was a privately held Argentina-based group specializing in the transportation and storage of liquid cargoes and the transportation of drybulk cargoes in South America along the Hidrovia river system. The combination of CNSA and Horamar under the Navios Logistics umbrella created one of the largest logistics companies in the Hidrovia Region of South America.

In November 2008, $2.5 million in cash and 503 shares were released from escrow when Horamar achieved the interim EBITDA target. As a result, Navios Holdings owned 65.5% (excluding 504 shares that remained in escrow as of such November 2008 date) of Navios Logistics’ stock.

On March 20, 2009, August 19, 2009, and December 30, 2009, the agreement pursuant to which Navios Logistics acquired CNSA and Horamar was amended to postpone until June 30, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, $2.5 million in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target threshold.

The 1,007 shares held in escrow have been reflected as part of Navios Logistics’ outstanding shares from the date of issuance since these shares were irrevocably issued on January 1, 2008 with the identity of the ultimate recipient to be determined at a future date. Following the achievement of the EBITDA targets mentioned above, the shares were delivered to Horamar shareholders. As of December 31 2011, Navios Holdings currently owned 63.8% of Navios Logistics’ stock.

On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures, Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. (“Vitol”). Navios Logistics paid a total consideration of $8.5 million for such noncontrolling interests ($8.6 million including transaction expenses).

Ports

We own two port storage and transfer facilities, one for agricultural, forest and mineral-related exports and the other for refined petroleum products. Our port facility in Nueva Palmira, Uruguay moved 3.8 million tons of dry cargo in 2011, as compared to 3.9 million tons of dry cargo in 2010. We have installed a grain drying and conditioning facility on 13.6 acres of land we own adjacent to our dry port terminal which has been operational since May 16, 2011. This facility is focused primarily on Uruguayan soy for export and is expected to serve the needs of our customers for grain products that meet the quality standards required by international buyers. Our port facility in San Antonio, Paraguay moved approximately 241,481 cubic meters of stored liquid cargos and had 73,943 cubic meters of sales of products concerning liquid fuels (primarily diesel and naphtha) in 2011 as compared to approximately 262,628 cubic meters of stored cargos and 74,757 cubic meters of sales of products in 2010. We added 3,000 cubic meters of storage capacity in December 2011 reaching a total capacity of 38,560. In addition, we are constructing two new storage tanks at our port facility in Paraguay with a total capacity of 7,100 cubic meters, which are expected to be completed in the first half of 2012 and will increase the total storage capacity of the liquid port to 45,660 cubic meters.

Fleet

Our current core fleet consists of a total of 303 vessels, barges and pushboats of which 276 are owned by us and 27 are chartered-in under long-term charter-in contracts.

Twenty-seven vessels of our current core fleet are chartered-in under long-term charter-in contracts with an average remaining duration of approximately 2.0 years. Long-term charter-in contracts are considered to be charter-in contracts with a duration of more than one year at inception. We currently have entered into charter-in contracts having a minimum remaining duration of 0.4 years and maximum remaining duration of 4.8 years.

The following is the current core fleet as of April 5, 2012.

Navios Logistics Fleet Summary (owned and chartered in)

Pushboats/ Barges/ Inland Oil tankers fleet	Number of vessels	Capacity/BHP	Description
Pushboat fleet (1)	22	66,600 BHP	Various Sizes and Horse Power
Dry Barges	223	311,000 DWT	Dry Cargo
Tank Barges (2)	45	125,500 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG
Self-propelled Tank Barges (3)	2	11,600 m3	Liquid Cargo
Inland Oil Tankers	2	3,900 DWT	Liquid Cargo

Total	297

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H (4)	2010	16,871	Double-hulled Product Tanker
Stavroula (4)	2010	16,871	Double-hulled Product Tanker

Total		81,224

(1)	Two pushboats are chartered-in with total horsepower of 6,130 BHP.
(2)	23 Tank Barges are chartered-in with total capacity of 58,700 m3.
(3)	Serving in the Argentine cabotage business
(4)	The San San H and the Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and we have the obligation to purchase the vessels immediately upon the expiration of the respective charter periods at a purchase price of $15.2 million and $15.3 million, respectively.

Recent Developments

On March 20, 2012, Marfin Popular Bank Co. Ltd. agreed to make available to Nauticler S.A. the $40.0 million revolving credit facility for working and investment capital purposes. The loan bears interest at a rate based on a margin of 300 basis points. The loan is initially repayable 12 months after drawdown with extension options available. See —“Long-term Debt Obligations and Credit Arrangements—Loan Facilities—Marfin Facility.”

A.	Operating Results

Overview

Factors affecting our results of operations

For further discussion on factors affecting our results of operations, see also “Item 3.D Risk Factors” included elsewhere in this report. For information regarding governmental, economic, fiscal, monetary or political policies that could materially affect our operations, see “Item 3.D Risk Factors-Risks Relating to Argentina, “Risks Relating to Uruguayan Free Zone Regulation” and “Other Risks Relating to the Countries in which We Operate.”

Contract Rates

The shipping and logistics industry has been highly volatile during the last several years. In order to have a full utilization of our fleet and storage capacity, we must be able to renew the contracts on our fleet and ports on the expiration or termination of current contracts. This ability depends upon economic conditions in the sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats and changes in the supply and demand for the transportation and storage of commodities.

Weather Conditions

As we specialize in the transport and storage of liquid cargoes, as well as the transport of drybulk cargoes along the Hidrovia, any changes adversely affecting the region, such as low water levels, could reduce or limit our ability to effectively transport cargo.

Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products we transport and store, and this could result in a reduction in demand for services.

Foreign Currency Transactions

Our operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction.

We and our subsidiaries’ functional currency and reporting currency is the U.S. dollar. Therefore, the balance sheets of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates. Our subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reals and Paraguayan guaranies; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of income.

Inflation and Fuel Price Increases

The impact of inflation and the resulting pressure on prices in the South American countries in which we operate may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically for our vessels, barges and pushboats business, we negotiated, and will continue to negotiate, fuel price adjustment clauses; although in some cases prices that we pay for fuel are temporarily not aligned with the adjustment that we obtain under our freight contracts.

Seasonality

One significant factor that affects our results of operations and revenues from quarter to quarter, particularly in the first quarter of each year, is seasonality. Generally, the high season for the barge business is the period between February and July, as a result of the South American harvest and higher river levels. Expected growth in soybean and minerals production and transportation may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect our operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact our ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to dry port terminal operations in Uruguay, high season is mainly from April to September, linked with the arrival of the first barges down-river and with the oceangoing vessels’ logistics operations. The port terminal operations in Paraguay and our cabotage business are not significantly affected by seasonality as the operations of the port and our cabotage business are primarily linked to refined petroleum products.

Statement of Operations Breakdown by Segment

Historically, we had two reportable segments, Logistics Business and Dry Port Terminal Business. Since we were formed by the business combination between CNSA and Horamar, we have grown our vessel fleet through acquisitions of vessels, barges and pushboats. Additionally, we expanded our Uruguayan port terminal with the construction of a new silo, the acquisition of additional land and the installation of a grain drying and conditioning facility.

Following these recent business developments, beginning in 2011, we report our operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business aggregates the dry port terminal operations (previously identified as the Dry Port Terminal Business) and the liquid port terminal operations previously included in the Logistics Business segment. The previously identified Logistics Business segment has been split to form the Barge Business segment and the Cabotage Business segment. Historical information for the years ended December 31, 2011, 2010 and 2009 has been reclassified in accordance with the new reportable segments. For further historical segment information, please see Note 23 to our audited Consolidated Financial Statements included elsewhere in this report.

Financial Highlights

For the year ended December 31, 2011 compared to the year ended December 31, 2010

The following table presents consolidated revenue and expense information for the years ended December 31, 2011 and 2010 and was derived from our audited consolidated financial statements for each of the years ended December 31, 2011 and 2010.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2011	Year Ended December 31, 2010
Time charter, voyage and port terminal revenues	$165,625	$136,756
Sales of products	69,063	51,217
Time charter, voyage and port terminal expenses	(41,680)	(35,410)
Direct vessel expenses	(63,422)	(50,422)
Cost of products sold	(66,757)	(47,073)
Depreciation of vessels, port terminals and other fixed assets, net	(18,180)	(17,729)
Amortization of intangible assets and liabilities, net	(4,436)	(4,486)
Amortization of deferred drydock and special survey costs	(718)	(394)
General and administrative expenses	(13,662)	(12,210)
Provision for losses on accounts receivable	(492)	(652)
Taxes other than income taxes	(8,934)	(7,921)
Gain on sale of assets	36	52
Interest expense and finance cost, net	(17,074)	(4,526)
Interest income	843	298
Foreign exchange differences	(645)	(3)
Other income, net	669	64

Income before income taxes and noncontrolling interest	$236	$7,561
Income tax benefit/(expense)	348	(64)

Net income	584	7,497
Less: Net income attributable to the noncontrolling interest	(780)	(1,897)

Net (loss)/income attributable to Navios Logistics’ stockholders	$(196)	$5,600

Time Charter, Voyage and Port Terminal Revenues: For the year ended December 31, 2011, our revenue increased by $28.8 million or 21.1% to $165.6 million, as compared to $136.8 million for the same period during 2010. Revenue from the cabotage business increased by $14.1 million or 38.0% to $51.2 million for the year ended December 31, 2011, as compared to $37.1 million for the same period during 2010. This increase was mainly attributable to the new vessels, the Stavroula and the San San H, which commenced operations in October 2010 and March 2011, respectively. Revenue from the barge business increased by $14.8 million or 19.4% to $91.1 million for the year ended December 31, 2011, as compared to $76.3 million for the same period in 2010. This increase was mainly attributable to the increase in volumes in the iron ore transportated. This overall increase of $28.9 million was partially mitigated by a $0.1 million or 0.4% decrease from the port terminal business to $23.3 million for the year ended December 31, 2011, as compared to $23.4 million for the same period of 2010. The decrease was mainly attributable to a $0.6 million decrease in storage services in the liquid port terminal that was partially mitigated by a $0.5 million increase in revenues in the dry port.

Sales of Products: For the year ended December 31, 2011, our sales of products increased by $17.9 million or 35.0% to $69.1 million, as compared to $51.2 million for the same period during 2010. The increase was mainly attributable to an increase in the price of products sold.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $6.3 million or 17.8% to $41.7 million for the year ended December 31, 2011, as compared to $35.4 million for the same period in 2010. This increase was due to an increase in time charter and voyage expenses of the barge business by $6.2 million or 24.0% to $32.0 million for the year ended December 31, 2011, as compared to $25.8 million for the same period in 2010. This was mainly attributable to the increase in volumes in the iron ore transported. In the port terminal business, expenses increased by $1.2 million or 16.2% to $8.6 million for the year ended December 31, 2011, as compared to $7.4 million for the same period in 2010. This increase was attributable to a $1.1 million increase of expenses in our dry port in Uruguay mainly from salaries, and a $0.1 million increase in expenses of the liquid port in Paraguay. The overall increase of the barge and port terminal business was offset by a $1.1 million or 50.0% decrease in time charter and voyage expenses of the cabotage business to $1.1 million for the year ended December 31, 2011, as compared to $2.2 million for the same period during 2010. This decrease was mainly attributable to a decrease in the fuel expenses of the cabotage vessels due to increase in operating days under time charter contracts.

Direct Vessel Expenses: Direct vessel expenses increased by $13.0 million or 25.8% to $63.4 million for the year ended December 31, 2011, as compared to $50.4 million for the same period in 2010. Direct vessel expenses of the cabotage business increased by $12.8 million or 69.2% to $31.3 million for the year ended December 31, 2011, as compared to $18.5 million for the same period in 2010. The increase resulted primarily from the additional operating expenses generated by the new vessels, the Stavroula and the San San H, which commenced operations in October 2010 and March 2011, respectively and an increase in crew costs and repairs and maintenance. Direct vessels expenses of the barge business increased by $0.2 million or 0.6% to $32.1 million for the year ended December 31, 2011, as compared to $31.9 million for the same period in 2010. The increase resulted primarily from the increase in crew costs, repairs and maintenance. Direct vessel expenses include crew costs, victualling costs, dockage expenses, lubricants, stores, insurance, maintenance and repairs.

Cost of Products Sold: For the year ended December 31, 2011, our cost of products sold increased by $19.7 million or 41.8% to $66.8 million, as compared to $47.1 million for the same period during 2010. The increase was mainly attributable to an increase in the price of products sold.

Depreciation of Vessels, Port Terminals and Other Fixed Assets, Net: Depreciation of vessels, port terminals and other fixed assets, net increased by $0.5 million to $18.2 million for the year ended December 31, 2011, as compared to $17.7 million for the same period of 2010. The increase in depreciation of fixed assets was mainly due to an increase of $0.9 million in depreciation of the cabotage business due to the additional depreciation generated by the new vessels, the Stavroula and the San San H, which commenced operations in October 2010 and March 2011, respectively. This increase was partially offset by a $0.4 million decrease in barge business due to the fact that some assets reached the end of their useful life in 2010. Depreciation in the port terminal business remained the same $2.5 million for both years.

Amortization of Intangibles Assets and Liabilities, Net: Amortization of intangible assets and liabilities, net decreased by $0.1 million to $4.4 million for the year ended December 31, 2011, as compared to $4.5 million for the same period of 2010.

Amortization of Deferred Drydock and Special Survey Costs: For the year ended December 31, 2011, amortization of deferred drydock and special survey costs increased by $0.3 million to $0.7 million, as compared to $0.4 million for the same period during 2010. The increase was mainly attributable to additional drydock and special survey costs amounting to $4.1 million in the barge business.

General and Administrative Expenses: General and administrative expenses increased by $1.5 million or 12.3% to $13.7 million for the year ended December 31, 2011, as compared to $12.2 million for the same period during 2010. General and administrative expenses relating to the port terminal business increased by $0.2 million or 9.5% to $2.3 million, as compared to $2.1 million in the same period in 2010. General and administrative expenses relating to the barge business increased by $1.3 million or 13.3% to $11.1 million for the year ended December 31, 2011, as compared to $9.8 million for the same period in 2010. General and administrative expenses relating to the cabotage business was $0.3 million in both years ended December 31, 2011 and 2010. The overall increase was mainly attributable to an increase in salaries by $2.1 million mainly due to an increased number of employees, wages increase and the impact of foreign exchange rates, mitigated by a decrease in other administrative costs by $0.6 million.

Provision for Losses on Accounts Receivable: Provision for losses on accounts receivable decreased by $0.2 million to $0.5 million for the year ended December 31, 2011, as compared to $0.7 million for the same period in 2010. The main reason was lower provisions for bad debts recognized during 2011.

Taxes Other Than Income Taxes: Taxes other than income taxes increased by $1.0 million or 12.7% to $8.9 million for the year ended December 31, 2011, as compared to $7.9 million for the same period during 2010. The increase was mainly attributable to an increase in the withholding tax and the turnover tax in Argentina for the cabotage business amounting to $0.8 million and in the ports business amounting to $0.2 million mainly attributable to foreign currency exchange losses.

Gain on Sale of Assets: During the year ended December 31, 2011, gain on sale of assets was less than $0.1 million. Gain on sale of assets during the year ended December 31, 2010 was $0.1 million.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net, increased by $12.6 million or 280.0% to $17.1 million for the year ended December 31, 2011, as compared to $4.5 million for the same period in 2010. The increase was mainly attributable to the interest expense generated by our Senior Notes.

Interest Income: Interest income increased by $0.5 million or 166.7% to $0.8 million for the year ended December 31, 2011, as compared to $0.3 million for the same period in 2010. The increase is due to the short-term deposits.

Foreign Exchange Differences: Foreign exchange differences increased by $0.6 million to a $0.6 million loss for the year ended December 31, 2011 as compared to $0 for the same period in 2010. The variation is mainly attributable to an unfavorable fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conducted our barge business operations.

Other income, Net: Other income, net increased by $0.6 million to $0.7 million for the year ended December 31, 2011, as compared to $0.1 million for the same period in 2010. This was due to an increase of $0.6 million in the barge business.

Income Tax Benefit/(Expense): Income taxes decreased by $0.4 million to $0.3 million of benefit for the year ended December 31, 2011, as compared to $0.1 million of expense for the same period in 2010. The variation was mainly due to (a) $0.2 million of higher income tax expense in Argentina due to the decrease of deferred tax assets carried forward, and (b) a $0.1 million increase in income tax charges with respect to retained earnings in Paraguay. By segment, income taxes in the port terminal business increased by $0.3 million or 300.0% to an expense of $0.3 million for the year ended December 31, 2011 as compared to an expense of $0.1 million for the same period in 2010. Income taxes of the barge business decreased by $0.1 million or 11.1% to a benefit of $1.0 million for the year ended December 31, 2011 as compared to a benefit of $0.9 million for the same period in 2010. Income taxes of the cabotage business decreased by $0.6 million or 66.7% to an expense of $0.3 million for the year ended December 31, 2011 as compared to an expense of $0.9 million for the same period in 2010.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest decreased by $1.1 million or 57.9% to $0.8 million for the year ended December 31, 2011, as compared to $1.9 million for the same period during 2010. This was mainly due to the acquisition of the noncontrolling interests in the cabotage business.

For the year ended December 31, 2010 compared to the year ended December 31, 2009

The following table presents consolidated revenue and expense information for the years ended December 31, 2010 and 2009 and was derived from our audited consolidated financial statements for each of the years ended December 31, 2010 and 2009.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2010	Year Ended December 31, 2009
Time charter, voyage and port terminal revenues	$136,756	$112,263
Sales of products	51,217	26,627
Time charter, voyage and port terminal expenses	(35,410)	(32,428)
Direct vessel expenses	(50,422)	(37,095)
Cost of products sold	(47,073)	(24,246)
Depreciation of vessels, port terminals and other fixed assets, net	(17,729)	(18,020)
Amortization of intangible assets and liabilities, net	(4,486)	(3,111)
Amortization of deferred drydock and special survey costs	(394)	(270)
General and administrative expenses	(12,210)	(9,115)
Provision for losses on accounts receivable	(652)	(1,351)
Taxes other than income taxes	(7,921)	(4,821)
Gain on sale of assets	52	—
Interest expense and finance cost, net	(4,526)	(4,246)
Interest income	298	11
Foreign exchange differences	(3)	378
Other income, net	64	569

Income before income taxes and noncontrolling interest	$7,561	$5,145
Income tax (expense)/benefit	(64)	1,654

Net income	7,497	6,799
Less: Net income attributable to the noncontrolling interest	(1,897)	(1,448)

Net income attributable to Navios Logistics’ stockholders	$5,600	$5,351

Time Charter, Voyage and Port Terminal Revenues: For the year ended December 31, 2010, our time charter, voyage and port terminal revenues increased by $24.5 million or 21.8% to $136.8 million, as compared to $112.3 million for the same period during 2009. Revenue from the port terminal business increased by $5.4 million or 30.0% to $23.4 million for the year ended December 31, 2010, as compared to $18.0 million for the same period during 2009. The increase was mainly attributable to an increase in volumes in the dry port terminal as well as to the increase in storage capacity by 80,000 metric tons due to the construction of a new silo at our port facilities in Uruguay, which became operational in August 2009. Revenue from the cabotage business increased by $11.3 million or 43.8% to $37.1 million for the year ended December 31, 2010, as compared to $25.8 million for the same period during 2009. This increase was mainly attributable to the two new vessels acquired, the Makenita H and the Sara H, which were delivered in June 2009 and February 2010, respectively. Revenue from the barge business increased by $7.8 million or 11.4% to $76.3 million for the year ended December 31, 2010, as compared to $68.5 million for the same period during 2009. This increase was attributable to the increase in the operational number of barges, mainly due to a three-year charter-in agreement for 15 tank barges, which were delivered during the third and fourth quarter of 2010.

Sales of Products: For the year ended December 31, 2010, our sales of products relating to the port terminal business increased by $24.6 million or 92.5% to $51.2 million, as compared to $26.6 million for the same period during 2009. This was mainly due to the increase in the Paraguayan liquid port’s volume. Sales of products relate to revenues earned in our role as an intermediary primarily in the purchase and sale of oil products and it is part of our liquid port operations.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $3.0 million or 9.3% to $35.4 million for the year ended December 31, 2010, as compared to $32.4 million for the same period in 2009. Port terminal business expenses for the year ended December 31, 2010 increased by $1.9 million or 34.5% to $7.4 million for the year ended December 31, 2010, as compared to $5.5 million for the same period during 2009. This increase in the port terminal business expenses is mainly attributable to an increase in the dry ports’ activities and to the additional cost of operations of the new silo constructed at our port facilities in Uruguay. Time charter and voyage expenses of the cabotage business increased by $1.2 million or 120.0% to $2.2 million for the year ended December 31, 2010, as compared to $1.0 million for the same period during 2009. This increase in the cabotage business is mainly due to the operations of the two newly acquired vessels, the Makenita H and the Sara H, which were delivered in June 2009 and February 2010, respectively. Time charter and voyage expenses of the barge business decreased by $0.1 million or 0.4% to $25.8 million for the year ended December 31, 2010, as compared to $25.9 million for the same period during 2009.

Direct Vessel Expenses: Direct vessel expenses increased by $13.3 million or 35.8% to $50.4 million for the year ended December 31, 2010, as compared to $37.1 million for the same period in 2009. Direct vessel expenses of the cabotage business increased by $7.5 million or 68.2% to $18.5 million for the year ended December 31, 2010, as compared to $11.0 million for the same period in 2009. The increase resulted primarily from the increase in crew costs and spares and the additional operating expenses generated from the acquisitions of the Makenita H and the Sara H. Direct vessel expenses of the barge business increased by $5.8 million or 22.2% to $31.9 million for the year ended December 31, 2010, as compared to $26.1 million for the same period in 2009. The increase resulted primarily from the increase in crew costs and spares. Direct vessel expenses include crew costs, victual costs, dockage expenses, lubricants, spares, insurance, maintenance and repairs.

Cost of Products Sold: For the year ended December 31, 2010, cost of products sold relating to the port terminal business increased by $22.9 million or 94.6% to $47.1 million, as compared to $24.2 million for the same period during 2009. This was mainly due to the increase in the Paraguayan liquid port’s volume. This cost relates to expenses incurred in our role as an intermediary primarily in the purchase and sale of oil products and it is part of our liquid port operations.

Depreciation of Vessels, Port Terminals and Other Fixed Assets, Net: Depreciation of vessels, port terminals and other fixed assets, net decreased by $0.3 million to $17.7 million for the year ended December 31, 2010, as compared to $18.0 million for the same period of 2009. The decrease in depreciation of fixed assets was mainly due to the fact that in our barge business some assets reached the end of their useful life in 2009, resulting in a decrease of $1.2 million, mitigated mainly by an increase of $0.6 million in depreciation of the cabotage business due to the acquisition of the new vessels and an increase of $0.3 million in depreciation in the port terminal business due to the new silo constructed at our port facilities in Uruguay.

Amortization of Intangibles Assets and Liabilities, Net: Amortization of intangible assets and liabilities, net increased by $1.4 million to $4.5 million for the year ended December 31, 2010, as compared to $3.1 million for the same period of 2009. The increase in amortization expense was mainly attributable to the full amortization in 2009 of the unfavorable contracts (intangible liabilities).

Amortization of Deferred Drydock and Special Survey Costs: For the year ended December 31, 2010, amortization of deferred drydock and special survey costs increased by $0.1 million to $0.4 million, as compared to $0.3 million for the same period during 2009. The increase was attributable to additional drydock and special survey costs amounting to $0.1 million in the barge business.

General and Administrative Expenses: General and administrative expenses increased by $3.1 million or 34.1% to $12.2 million for the year ended December 31, 2010, as compared to $9.1 million for the same period during 2009. General and administrative expenses relating to the port terminal business increased by $0.5 million or 31.3% to $2.1 million for the year ended December 31, 2010, as compared to $1.6 million for the same period during 2009. General and administrative expenses relating to the barge business increased by $2.5 million or 34.2% to $9.8 million for the year ended December 31, 2010, as compared to $7.3 million for the same period during 2009. General and administrative expenses relating to the cabotage business increased by $0.1 million or 50.0% to $0.3 million for the year ended December 31, 2010, as compared to $0.2 million for the same period during 2009. The overall increase in general and administrative expenses was mainly attributable to (i) a $1.2 million increase in salaries which was mainly due to an increase in the number of employees, higher local inflation and the impact of foreign exchange rates, (ii) a $0.6 million increase in professional fees due to the increase in our reporting needs, and (iii) a $1.3 million increase in other administrative costs mainly due to an increase in travel, communication and accommodation expenses by $0.7 million and in other administrative expenses by $0.6 million.

Provision for Losses on Accounts Receivable: Provision for losses on accounts receivable decreased by $0.7 million to $0.7 million for the year ended December 31, 2010, as compared to $1.4 million for the same period in 2009. The main reason was lower provisions for bad debts recognized during 2010.

Taxes Other Than Income Taxes: Taxes other than income taxes increased by $3.1 million or 64.6% to $7.9 million for the year ended December 31, 2010, as compared to $4.8 million for the same period during 2009. The increase was mainly attributable to an increase in the withholding tax and the turnover tax in Argentina, in the cabotage business amounting to $1.7 million and in the barge business amounting to $1.4 million.

Gain on Sale of Assets: During the year ended December 31, 2010 we sold a barge recognizing a gain on sale of $0.1 million. There was no gain on sale of assets during the year ended December 31, 2009.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net, increased by $0.3 million or 7.1% to $4.5 million for the year ended December 31, 2010, as compared to $4.2 million for the same period in 2009. The increase was mainly attributable to the new loans obtained in the cabotage business for the acquisition of two product tankers the Makenita H and the Sara H, which were delivered in June 2009 and February 2010, respectively.

Interest Income: Interest income increased by $0.3 million for the year ended December 31, 2010, as compared to $0 for the same period in 2009. The increase is due to the short-term deposits in our dry port in Uruguay.

Foreign Exchange Differences: Foreign exchange differences decreased by $0.4 million to $0 for the year ended December 31, 2010. The variation is due to a favorable fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conducted our barge business operations.

Other income, Net: Other income, net decreased by $0.4 million to $0.1 million for the year ended December 31, 2010, as compared to $0.5 million for the same period in 2009. This was due to a decrease of $0.2 million in the barge business and a decrease of $0.2 million in the port terminal business.

Income Tax (Expense)/Benefits: Income taxes for the year ended December 31, 2010 changed by $1.8 million to a loss of $0.1 million for 2010, as compared to $1.7 million gain for the same period in 2009. The variation was due mainly to a $1.7 million increase in income tax charges in the barge business with respect to undistributed retained earnings in Paraguay and an increase of $0.1 million in income taxes in the Paraguayan liquid port.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest increased by $0.5 million or 35.7% to $1.9 million for the year ended December 31, 2010, as compared to $1.4 million for the same period during 2009. This was mainly due to the increase in the operations in the cabotage business following the acquisition of the Makenita H and the Sara H during 2009 and 2010 respectively.

EBITDA Reconciliation to Net Income/(loss) Attributable to Navios Logistics’ Stockholders

EBITDA represents net income/(loss) attributable to Navios Logistics’ stockholders before interest, taxes, depreciation and amortization. EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. While EBITDA is frequently used as a measure of operating performance, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Year Ended December 31, 2011

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$11,036	$3,869	$(15,101)	$(196)
Depreciation of vessels, port terminals and other fixed assets, net	2,538	4,300	11,342	18,180
Amortization of intangible assets and liabilities, net	927	—	3,509	4,436
Amortization of deferred drydock and special survey costs	—	212	506	718
Interest income	(459)	—	(384)	(843)
Interest expense and finance cost, net	—	4,344	12,730	17,074
Income tax expense/(benefit)	390	325	(1,063)	(348)

EBITDA	$14,432	$13,050	$11,539	$39,021

Year Ended December 31, 2010

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$14,734	$4,030	$(13,164)	$5,600
Depreciation of vessels, port terminals and other fixed assets, net	2,471	3,433	11,825	17,729
Amortization of intangible assets and liabilities, net	927	—	3,559	4,486
Amortization of deferred drydock and special survey costs	—	35	359	394
Interest income	(257)	—	(41)	(298)
Interest expense and finance cost, net	—	1,582	2,944	4,526
Income tax expense/(benefit)	61	938	(935)	64

EBITDA	$17,936	$10,018	$4,547	$32,501

Year Ended December 31, 2009

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$10,396	$4,934	$(9,979)	$5,351
Depreciation of vessels, port terminals and other fixed assets, net	2,244	2,806	12,970	18,020
Amortization of intangible assets and liabilities, net	971	—	2,140	3,111
Amortization of deferred drydock and special survey costs	—	—	270	270
Interest income	(9)	—	(2)	(11)
Interest expense and finance cost, net	—	1,282	2,964	4,246
Income tax expense/(benefit)	39	858	(2,551)	(1,654)

EBITDA	$13,641	$9,880	$5,812	$29,333

EBITDA increased by $6.5 million to $39.0 million for the year ended December 31, 2011 as compared to $32.5 million for the same period of 2010. The increase was mainly attributable to: (a) an increase in time charter, voyage and port terminal revenues by $28.8 million, out of which $14.1 million was attributable to an increase in the cabotage business and $14.8 million was attributable to an increase in the barge business and a $0.1 million decrease attributable to the port terminal business, (b) a $17.9 million increase in sales of products in the port terminal business, (c) a $0.2 million decrease in provision for losses on accounts receivable, (d) a $1.1 million decrease in noncontrolling interest and (e) a $0.6 million increase in other income, net. The above increase was offset mainly by: (a) a $6.3 million increase in time charter, voyage and port terminal expenses out of which $1.2 million was attributable to the port terminal business and $6.2 million was attributable to the barge business, mitigated by a decrease of $1.1 million attributable to the cabotage business; (b) a $13.0 million increase in direct vessel expenses out of which $12.8 million was attributable to the cabotage business and $0.2 million was attributable to the barge business; (c) a $19.7 million increase in cost of products sold in the port terminal business, (d) a $1.5 million increase in general and administrative expenses out of which $0.2 million was attributable to the port terminal business and $1.3 million was attributable to the barge business, (e) a $1.0 million increase in taxes other than income taxes and (f) a $0.6 million increase in loss from foreign exchange differences.

EBITDA increased by $3.2 million to $32.5 million for the year ended December 31, 2010 as compared to $29.3 million for the same period of 2009. The increase was mainly attributable to: (a) an increase in time charter, voyage and port terminal revenues by $24.5 million, out of which $11.3 million was attributable to the cabotage business, $7.8 million was attributable to the barge business and $5.4 million was attributable to the port terminal business, (b) an increase in sales of products by $24.6 million in the port terminal business, and (c) a $0.7 million decrease in provision for losses on accounts receivable. The above increase was offset mainly by: (a) a $3.0 million increase in time charter, voyage expenses and port terminal expenses out of which $1.2 million was attributable to the cabotage business and $1.9 million was attributable to the port terminal business, mitigated by a decrease of $0.1 million attributable to the barge business; (b) a $13.3 million increase in direct vessel expenses out of which $7.5 million was attributable to the cabotage business and $5.8 million was attributable to the barge business; (c) a $22.9 million increase in cost of products sold in the port terminal business, (d) a $3.1 million increase in general and administrative expenses out of which $0.1 million was attributable to the cabotage business, $2.5 million was attributable to the barge business and $0.5 million was attributable to the port terminal business, (e) a $3.1 million increase in taxes other than income taxes, (f) a $0.4 million increase in losses from foreign exchange differences, (g) a $0.4 million increase in noncontrolling interest, and (h) an increase in other, net by $0.4 million.

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under our credit facilities and issuance of other debt. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards and repayments of credit facilities. We anticipate that cash on hand, internally generated cash flows and borrowings under existing and future credit facilities will be sufficient to fund our operations, including working capital requirements. In addition, we regularly review opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “Working Capital”, “Capital Expenditures” and “Long-term Debt Obligations and Credit Arrangements” for further discussion of our working capital position.

The following table presents cash flow information for each of the years ended December 31, 2011, 2010 and 2009.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Net cash provided by operating activities	$14,589	$34,310	$23,080
Net cash used in investing activities	(70,598)	(14,114)	(27,168)
Net cash provided by/(used in) financing activities	57,334	(7,919)	19,499

Net increase in cash and cash equivalents	1,325	12,277	15,411
Cash and cash equivalents, beginning of year	39,204	26,927	11,516

Cash and cash equivalents, end of year	$40,529	$39,204	$26,927

Cash provided by operating activities for the year ended December 31, 2011 as compared to the year ended December 31, 2010:

Net cash from operating activities decreased by $19.7 million to $14.6 million cash provided by operating activities for the year ended December 31, 2011 as compared to $34.3 million cash provided by operating activities for the year ended December 31, 2010. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2011	Year Ended December 31, 2010
Net income	$584	$7,497
Depreciation of vessels, port terminals and other fixed assets, net	18,180	17,729
Amortization of intangible assets and liabilities, net	4,436	4,486
Amortization of deferred financing costs	1,185	365
Amortization of deferred drydock and special survey costs	718	394
Provision for losses on accounts receivable	492	652
Income tax expense/(benefit)	(348)	64
Gain on sales of assets	(36)	(52)

Net income adjusted for non-cash items	$25,211	$31,135

Accounts receivable, net increased by $14.9 million from $17.1 million at December 31, 2010 to $32.0 million at December 31, 2011. The primary reason was the increase in operations, mainly due to the new fleet acquired and due to the increase in sales of products, which amounted to an aggregate of $15.3 million, and the decrease in the allowance for doubtful receivables by $0.5 million.

Prepaid expenses and other current assets increased by $2.9 million from $7.7 million at December 31, 2010 to $10.6 million at December 31, 2010. The main reason was an increase of (a) $1.9 million in inventories, and (b) $0.9 million in other prepaid expenses.

Accounts payable increased by $0.6 million from $22.6 million at December 31, 2010 to $23.2 million at December 31, 2011. This increase is mainly attributable to the increase in operations.

Accrued expenses increased by $6.1 million to $15.7 million at December 31, 2011 from $9.6 million at December 31, 2010. The primary reason was an increase of (a) $1.2 million in accrued salaries, (b) $1.6 million in taxes payable, (c) $3.9 million in accrued senior notes coupon expense and (d) $0.1 million in accrued interest. Such increase was mitigated by a $0.4 million and $0.3 million decrease in accrued legal fees and in other accrued expenses, respectively.

Cash used in investing activities for the year ended December 31, 2011 as compared to the year ended December 31, 2010:

Net cash used in investing activities increased by $56.5 million to $70.6 million for the year ended December 31, 2010 from $14.1 million for the same period in 2010.

Cash used in investing activities for the year ended December 31, 2011 was mainly the result of (a) $0.9 million for the construction of the new drying and conditioning facility in Nueva Palmira, (b) $6.4 million for the construction of a new silo in Nueva Palmira, (c) $60.0 million for the acquisition and transportation of three pushboats, 66 barges and one floating dry dock, (d) $1.7 million for improvements and (e) $1.6 million for the purchase of other fixed assets.

Cash used in investing activities for the year ended December 31, 2010 was mainly the result of (a) the acquisition of two 29 acre parcels of land south of Nueva Palmira Free Zone for $1.0 million; (b) the payments for the construction of the new dry and conditioning facility in Nueva Palmira amounting to $3.0 million; and (c) the rest for the purchase of other fixed assets, barges and pushboats.

Cash provided by financing activities for the year ended December 31, 2011 as compared to cash used in financing activities for the year ended December 31, 2010:

Cash provided by financing activities increased by $49.4 million to $57.3 million for the year ended December 31, 2011, as compared to a net cash used in financing activities of $7.9 million for the same period of 2010.

Cash provided by financing activities for the year ended December 31, 2011 was mainly due to (i) $200.0 million proceeds from the senior notes issued in April 2011 and (ii) $0.5 million decrease in restricted cash relating to loan repayments. This was partially offset by (a) $1.0 million payments of obligations under capital leases in connection with the product tanker vessels, the San San H and the Stavroula, (b) $126.8 million repayments of long-term debt, (c) $6.8 million payments for deferred financing costs following the amendment of the Marfin loan facility and the issuance of the senior notes and (d) $8.6 million for the acquisition of noncontrolling interests.

Cash used in financing activities for the year ended December 31, 2010 was mainly due to (a) the payments by $1.8 million for the capital lease obligations in connection with the acquisition of the product tanker vessels the San San H and the Stavroula, (b) $5.2 million repayments of long-term debt, (b) a $0.5 million increase in deferred financing costs, (c) a $0.5 million of dividends paid to noncontrolling interests, and (d) a $0.2 million increase in restricted cash relating to loan repayments. This result was primarily offset by the proceeds from loan facilities amounting to $0.3 million.

Cash provided by operating activities for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

Net cash from operating activities increased by $11.2 million to $34.3 million cash provided by operating activities for the year ended December 31, 2010 as compared to $23.1 million cash provided by operating activities for the year ended December 31, 2009. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2010	Year Ended December 31, 2009
Net income	$7,497	$6,799
Depreciation of vessels, port terminals and other fixed assets, net	17,729	18,020
Amortization of intangible assets and liabilities, net	4,486	3,111
Amortization of deferred financing costs	365	284
Amortization of deferred drydock and special survey costs	394	270
Provision for losses on accounts receivable	652	1,351
Income tax expense/(benefit)	64	(1,654)
Gain on sale of assets	(52)	—
Other	—	(240)

Net income adjusted for non-cash items	$31,135	$27,941

Accounts receivable, net increased by $1.5 million from $15.6 million at December 31, 2009 to $17.1 million at December 31, 2010. The primary reason was the increase in operations, mainly due to the new fleet acquired and due to the increase in sales of products, which amounted to an aggregate of $0.9 million, and the decrease in the allowance for doubtful receivables by $0.6 million.

Prepaid expenses and other current assets decreased by $2.4 million from $10.1 million at December 31, 2009 to $7.7 million at December 31, 2010. The main reason was a decrease of (a) $2.2 million in outstanding contributions by noncontrolling shareholders, and (b) $1.1 million in tax credits for VAT and other taxes. The decrease was mitigated by a net increase in other prepaid expenses by $0.9 million.

Accounts payable increased by $4.6 million from $18.0 million at December 31, 2009 to $22.6 million at December 31, 2010. This increase is mainly attributable to the increase in operations.

Accrued expenses increased by $2.1 million to $9.6 million at December 31, 2010 from $7.5 million at December 31, 2009. The primary reason was an increase of (a) $1.9 million in accrued salaries, (b) $0.5 million in taxes payable, and (c) $1.0 million in other accrued expenses. Such increase was mitigated by a decrease of $1.3 million in accrued loan interest. Payments of interest on long-term financial debt increased by $0.7 million at December 31, 2010 from $1.7 million at December 31, 2009. This was due to a $2.4 million interest rolled into the principal loan balance of the Makenita H and paid during 2010.

Cash used in investing activities for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

Cash used in investing activities decreased by $13.1 million to $14.1 million for the year ended December 31, 2010 from $27.2 million for the same period in 2009.

Cash used in investing activities for the year ended December 31, 2010 was mainly the result of (a) the acquisition of two 29 acre parcels of land south of Nueva Palmira Free Zone for $1.0 million; (b) the payments for the construction of the new dry and conditioning facility in Nueva Palmira amounting to $3.0 million; and (c) the rest for the purchase of other fixed assets, barges and pushboats.

Cash used in investing activities was $27.2 million for the year ended December 31, 2009. This was the result of: (a) the acquisition of the Makenita H, a product tanker vessel whose purchase price amounted to approximately $25.2 million; (b) $1.6 million net amount from the purchase of other fixed assets, barges and pushboats, and (c) $0.4 million, net of cash acquired, for the acquisition of Hidronave S.A.

Cash provided by financing activities for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

Cash provided by financing activities decreased by $27.4 million to cash used in financing activities of $7.9 million for the year ended December 31, 2010, as compared to cash provided by financing activities of $19.5 million for the same period of 2009.

Cash used in financing activities for the year ended December 31, 2010 was mainly due to (a) the payments by $1.8 million for the capital lease obligations in connection with the acquisition of the product tanker vessels the San San H and the Stavroula, (b) $5.2 million repayments of long-term debt, (b) a $0.5 million increase in deferred financing costs, (c) a $0.5 million of dividends paid to noncontrolling interests, and (d) a $0.2 million increase in restricted cash relating to loan repayments. This result was primarily offset by the proceeds from loan facilities amounting to $0.3 million.

Cash provided by financing activities for the year ended December 31, 2009 was mainly the result of (a) the proceeds of $21.6 million (net of $2.4 million capitalized interest relating to the acquisition of the vessel) in connection with the loan facility for the acquisition of a product tanker vessel the Makenita H, (b) the proceeds of $0.8 million referring to a loan facility assumed with the acquisition of Hidronave S.A., and (c) $0.6 million contributions from noncontrolling shareholders. This increase was primarily offset by (a) $2.4 million repayments of long-term debt, (b) a $0.7 million increase in deferred financing costs, and (c) a $0.4 million increase in restricted cash.

Long-term Debt Obligations and Credit Arrangements

Senior Notes

On April 12, 2011, we and our wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with the Company, the “Co-Issuers”) issued $200,000 in Senior Notes (the “Senior Notes”) due on April 15, 2019 at a fixed rate of 9.25%. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Logistics Finance. The subsidiary guarantees are “full and unconditional,” as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the Senior Notes.

The Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

Under a registration rights agreement, the Co-Issuers and the subsidiary guarantors were obliged to file a registration statement prior to January 7, 2012, that enables the holders of the Senior Notes to exchange the privately placed notes with publicly registered ones with identical terms.

Pursuant to this registration rights agreement, the Co-Issuers and the subsidiary guarantors filed a registration statement on November 11, 2011 that was declared effective on February 17, 2012. The exchange offer for the privately placed notes with publicly registered notes with identical terms expired on March 23, 2012 and was completed on March 27, 2012, with an aggregate amount of $191,622 in principal amount, or 95.81% of the privately placed notes tendered for exchange. The Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to the Company in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The net proceeds from the Senior Notes were $193,207 after deducting fees and estimated expenses relating to the offering. The net proceeds from the Senior Notes have been used to (i) repay existing indebtedness, including any indebtedness of Navios Logistics’ non-wholly owned subsidiaries excluding Hidronave South American Logistics S.A. (“non-wholly owned subsidiaries”), (ii) purchase barges and pushboats and (iii) to the extent there are remaining proceeds after the uses in (i) and (ii), for general corporate purposes. As of December 31, 2011 deferred financing cost and interest expense associated with the Senior Notes amounted to $6,399 and $13,048, respectively.

Loan Facilities

Marfin Facility

On March 31, 2008, the Company entered into a $70.0 million loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. In March 2009, the Company transferred its loan facility of $70.0 million to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one year extension and increase of the margin to 275 basis points. On March 23, 2010, the loan was extended for one additional year, providing an increase of the margin to 300 basis points. On March 29, 2011, Marfin Popular Bank committed to amend its current loan agreement with Nauticler S.A., to provide for a $40.0 million revolving credit facility. On April 12, 2011, following the completion of the sale of the Senior Notes by the Co-Issuers, Navios Logistics fully repaid the $70,000 loan facility with Marfin Popular Bank using a portion of the proceeds of the Senior Notes. As of December 31, 2011, the loan documentation for the $40.0 million revolving credit facility had not been completed and the facility had not been drawn. On March 20, 2012, Marfin Popular Bank Co. Ltd. and Nauticler S.A finalized the documentation of the $40.0 million revolving credit facility for working and investing capital purposes. The loan bears interest at a rate based on a margin of 300 basis points and the obligations will be secured by mortgages on four tanker vessels or alternative security over the assets acceptable to the bank. The commitment requires that we are in compliance with the covenants contained in the indenture governing the Senior Notes. The loan is initially repayable 12 months after drawdown with extension options available.

Other Indebtedness

On July 25, 2011, we acquired the noncontrolling interests of our joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. We paid total consideration of $8.5 million for such noncontrolling interests, and simultaneously paid $53.2 million (including $0.2 million of accrued interest up to July 25, 2011) in full and final settlement of all amounts of indebtedness of such joint ventures under certain loan agreements as further described below.

In connection with the acquisition of Horamar, we assumed a $9.5 million loan facility that was entered into by HS Shipping Ltd. Inc., a majority owned subsidiary, in 2006, in order to finance the construction of an 8,974 dwt double hull tanker (Malva H). Since the vessel’s delivery, the interest rate had been LIBOR plus 150 basis points. The loan was repayable in installments of at least 90% of the amount of the last hire payment due to be paid to HS Shipping Ltd. Inc. The loan was repayable by December 31, 2011 and could have been prepaid before such date, upon two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the senior notes.

On September 4, 2009, we entered into a loan facility for an amount of up to $18.7 million that bore interest at LIBOR plus 225 basis points in order to finance the acquisition cost of the Estefania H. The loan was repayable in installments of at least the higher of (a) 90% of the amount of the last hire payment due to HS Navigation Inc. prior to the repayment date, and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by May 15, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the senior notes.

On December 15, 2009, we entered into a loan facility in order to finance the acquisition cost of the Makenita H for an amount of $24.0 million, which bore interest at LIBOR plus 225 basis points. The loan was repayable in installments of at least the higher of (a) 90% of the amount of the last hire payment due to HS Tankers Inc. prior to the repayment date, and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by March 24, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the senior notes.

On December 20, 2010, in order to finance the acquisition cost of the Sara H, we entered into a loan facility for $14.4 million that bore interest at LIBOR plus 225 basis points. The loan was repayable in installments of at least the higher of (a) 90% of the amount of the last hire payment due to be HS South Inc. prior to the repayment date, and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by May 24, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the senior notes.

We assumed a $2.3 million loan facility that was entered into, by our majority owned subsidiary, Thalassa Energy S.A., in October 2007 in order to finance the purchase of two self-propelled barges, the Formosa and the San Lorenzo. The loan bore interest at LIBOR plus 150 basis points. The loan was repayable in five equal installments of $0.5 million, which were made in November 2008, June 2009, January 2010, August 2010, and March 2011. The loan was secured by a first priority mortgage over the two self-propelled barges. As of September 30, 2011, the facility was repaid in full.

In connection with the acquisition of Hidronave S.A. on October 29, 2009, we assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira.

As of December 31, 2011, the outstanding loan balance was $0.7 million. The loan facility bears a fixed interest rate of 600 basis points. The loan is repayable in monthly installments of $5,740 each and the final repayment date must occur prior to August 10, 2021. The loan also requires compliance with certain covenants. The maturity table below reflects the principal payments due by period of all credit facilities outstanding as of December 31, 2011 for the next five years and thereafter, based on the repayment schedule of the respective loan facilities (as described above) and the issuance of $200.0 million of senior notes on April 12, 2011 (due in April 2019).

Payment due by period	As of December 31, 2011 (Amounts in millions of U.S. dollars)
December 31, 2012	0.1
December 31, 2013	0.1
December 31, 2014	0.1
December 31, 2015	0.1
December 31, 2016	0.1
December 31, 2017 and thereafter	200.2

Total long-term borrowings	$200.7

Working Capital

On December 31, 2011, our current assets totalled $86.0 million, while current liabilities totalled $76.7. million, resulting in a positive working capital position of $9.3 million. Our cash forecast indicates that we will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on our indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position for at least the next 12 months.

Our Argentine subsidiaries could be prevented from transferring funds outside of Argentina. See “Item 3.D Risk Factors-Risks Relating to Argentina.”

While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, we continue to review our cash flows with a view toward increasing working capital.

Capital Expenditures

In February 2010, HS South Inc., one of our majority-owned subsidiaries, took delivery of the Sara H, a 9,000 dwt double hull product oil tanker vessel, which, as of the beginning of March 2010, is chartered-out for three years. The purchase price of the vessel (including direct costs) amounted to $18.0 million. On December 20, 2010, HS South Inc. entered into a loan facility to finance the acquisition cost of the Sara H for an amount of $14.4 million, which bears interest at a rate of LIBOR plus 225 basis points. This loan was repaid in full on July 25, 2011. See “Long-term Debt Obligations and Credit Arrangements”.

During the first quarter of 2010, we began the construction of a grain drying and conditioning facility at our dry port facility in Nueva Palmira. The facility has been operational since May 16, 2011 and is being financed entirely with funds provided by the port operations. We paid an amount of $3.9 million as of December 31, 2011 for the construction of the facility ($3.0 million as of December 31, 2010).

In June 2010, we entered into long-term bareboat agreements for two new product tankers, the Stavroula and the San San H, each with a capacity of 16,871 dwt. The San San H and Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and we have the obligation to purchase the vessels immediately upon the expiration of their respective charter periods at a purchase price of $15.2 million and $15.3 million, respectively. We have recognized a capital lease obligation for the San San H and Stavroula amounting to $17.0 million and $17.1 million, respectively.

In 2010, we acquired two 29 acre parcels of land located south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for mineral ores and liquid bulks, paying a total of $1.0 million.

During the second, third and fourth quarter of 2011, on various dates prior to October 24, 2011, we used a portion of the proceeds from the senior notes offering to acquire three pushboats, 66 barges and one floating drydock for a total cost of approximately $60.0 million, including transportation and other related costs.

Following the acquisition of two pieces of land for a total of $1.0 million in 2010, we paid $0.4 million in September 2011 for the acquisition of a third piece of land. All of these pieces of land are located at the south of the Nueva Palmira Free Zone and were acquired as part of a project to develop a new transshipment facility for mineral ores and liquid bulks.

During the third quarter of 2011, we commenced the construction of a new silo at our dry port facility in Nueva Palmira, Uruguay. For the construction of the new silo we had paid as of December 31,2011, $6.4 million. The silo is operational as of April 2012. In addition, we plan to construct an additional vessel loading conveyor belt at our dry port facility which is expected to be operational in the first half of 2013.

On July 25, 2011, we acquired the noncontrolling interests of our joint ventures, Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. (“Vitol”). We paid a total consideration of $8.5 million for such noncontrolling interests.

In our liquid port in Paraguay, we added 3,000 cubic meters of storage capacity in December 2011 reaching a total capacity of 38,560 and we are currently constructing two additional storage tanks with combined capacity of 7,100 cubic meters and as of December 31, 2011, we had paid $0.3 million. These tanks are expected to be completed in the first half of 2012 and will increase the total storage capacity of the liquid port to 45,660 cubic meters.

Dividend Policy

The payment of dividends is in the discretion of our board of directors. At the present time, we anticipate retaining most of our future earnings, if any, for use in our operations and the expansion of our business. Any determination as to dividend policy will be made by our board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, our future earnings, capital requirements, financial condition and future prospects and such other factors as our board of directors may deem relevant. Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

Our ability to pay dividends is also restricted by the terms of our credit arrangements and the indenture governing the senior notes.

Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends is dependent upon the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in any of the markets in which we participate, our earnings will be negatively affected, thereby limiting our ability to pay dividends.

Concentration of Credit Risk

Accounts Receivable

Concentrations of credit risk with respect to accounts receivables are limited due to our large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in our trade receivables. For the year ended December 31, 2011, three customers, Petrobras, Petropar and Esso, accounted for 18.1%, 10.2% and 10.0% of our revenues, respectively. For the year ended December 31, 2010, one customer, Petrobras accounted for 17.5% of our revenues. No other customer accounted for more than 10% of our revenues during the year ended December 31, 2010. For the year ended December 31, 2009, only one customer accounted for 10.2% of our revenues.

Cash Deposits with Financial Institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We do maintain cash deposits in excess of government-provided insurance limits. We also minimize exposure to credit risk by dealing with a diversified group of major financial institutions.

C.	Research and Development, Patents and Licenses, etc.

Not applicable.

D.	Trend Information

Our results of operations are affected by certain factors, including our ability to renew contracts on our fleet and ports on the expiration of current contacts which depends on economic conditions in the sectors we operate and changes in the supply and demand for vessels, barges and pushboats and for the transportation and storage of commodities. Other factors that affect our operating results include fluctuations in exchange rates, the impact of inflation and fuel price increases and the seasonality of the industries in which we operate. See “Item 5.A Operating Results-Overview-Factors affecting our results of operations.”

E.	Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in barges and pushboats are treated as operating leases for accounting purposes. We are also committed to making rental payments under various operating leases for office and other premises.

As of December 31, 2011, our subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to a total of approximately $2.8 million. According to the Horamar acquisition agreement, if such cases are brought against us, the amounts involved will be reimbursed by the previous shareholders, and, as such, we have recognized a receivable against such liability. The contingencies are expected to be resolved in the next four years. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect our financial position, results of operations or liquidity. On August 19, 2009, we issued a guarantee and indemnity letter that guarantees the performance by our subsidiary, Petrolera San Antonio S.A. (“Petrosan”), of all its obligations to Vitol S.A. (“Vitol”) up to $4.0 million. On May 6, 2011, the guarantee amount was increased to $10.0 million.

In addition, Petrosan agreed to pay Vitol immediately upon demand, any and all sums up to the referred limit, plus interest and costs, in relation to sales of gas oil under certain contracts between Vitol and Petrosan. The guarantee expired on August 18, 2011.

As of July 19, 2011 and in consideration of Gunvor S.A. entering into sales of oil or petroleum products with Petrosan, we have undertaken to pay to Gunvor S.A. on first demand any obligations arising directly from the non-fulfillment of said contracts. The guarantee was not to exceed $1.5 million and expired on December 31, 2011.

As of March 1, 2012 the Company issued a guarantee and indemnity letter that guaranteed the performance by Petrosan of all its obligations to Vitol up to $10.0 million. This guarantee expires on March 1, 2013.

F.	Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as of December 31, 2011:

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Long-term debt obligations(1)	$0.1	$0.2	$0.2	$200.2	$200.7
Operating lease obligations (Time charters)	5.2	3.9	1.1	—	10.2
Capital lease obligations(3)	31.2	—	—	—	31.2
Rent obligations(2)	0.2	0.3	0.2	0.2	0.9

Total	36.7	4.4	1.5	200.4	243.0

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities.
(2)	We have several lease agreements with respect to our various offices.
(3)	Future remaining contractual payments for the two Navios Logistics cabotage vessels under capital lease, the Stavroula and the San San H.

Recent Accounting Pronouncements

Goodwill Impairment Guidance

In September 2011, the Financial Accounting Standards Board (“FASB”) issued an Update to simplify how public entities test goodwill for impairment. The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. We will adopt the amendment effective beginning in the first quarter of 2012. The adoption of the new amendments is not expected to have a significant impact on our consolidated financial statements.

Presentation of Comprehensive Income

In June 2011, the FASB issued an update in the presentation of comprehensive income. According to the update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. On December 23, 2011, the FASB issued an amendment to the new standard on comprehensive income to defer the requirement to measure and present reclassification adjustments from accumulated other comprehensive income to net income by income statement line item in net income and also in other comprehensive income. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. Navios Logistics elected to early adopt this amendment and adoption of the new amendment did not have a significant impact on Navios Logistics’ consolidated financial statements.

Fair Value Measurement

In May 2011, the FASB issued amendments to achieve common fair value measurement and disclosure requirements. The new guidance (i) prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of accounting is specified in another guidance, unless the exception provided for portfolios applies and is used; (ii) prohibits the application of a blockage factor in valuing financial instruments with quoted prices in active markets and (iii) extends that prohibition to all fair value measurements. Premiums or discounts related to size as a characteristic of the entity’s holding (that is, a blockage factor) instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted. A fair value measurement that is not a Level 1 measurement may include premiums or discounts other than blockage factors when market participants would incorporate the premium or discount into the measurement at the level of the unit of accounting specified in another guidance. The new guidance aligns the fair value measurement of instruments classified within an entity’s shareholders’ equity with the guidance for liabilities. As a result, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The disclosure requirements have been enhanced. The most significant change will require entities, for their recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, to include a description of the valuation processes used by the entity, and to include a qualitative discussion about the sensitivity of the measurements. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The new guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The adoption of the new standard is not expected to have a significant impact on our consolidated financial statements.

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. We adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements within level 3, which was effective for us beginning in the first quarter of fiscal year 2011. The adoption of the new standards did not have and is not expected to have a significant impact on our consolidated financial statements.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our Consolidated Financial Statements, included herein.

Impairment of Long-Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by us are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that projected undiscounted cash flows for an asset is less than its carrying amount, then management reviews fair values and compares them to the asset’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows.

For the year ended December 31, 2011 after considering various indicators, including but not limited to the market price of our long-lived assets, our contracted revenues and cash flows and the economic outlook, we concluded that no impairment loss should be recognized on the long-lived assets.

Although we believe the underlying indicators supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn occur, we may be required to perform impairment analysis in the future that could expose us to material charges in the future.

No impairment loss was recognized for any of the periods presented.

Vessels, Barges, Pushboats and Other Fixed Assets, Net: Vessels, barges, pushboats and other fixed assets acquired as parts of business combination or asset acquisition are recorded at fair value on the date of acquisition. All other vessels, barges and pushboats acquired are stated at historical cost, which consists of the contract price, and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statement of income.

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the useful life of the assets, after considering the estimated residual value. Management estimates the useful life of the majority of our vessels to be between 15 and 40 years from the asset’s original construction or acquisition with the exception of certain product tankers for which their useful life was estimated to be 44 to 45 years. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. We capitalize interest on long-term construction projects.

Port Terminals and Other Fixed Assets, Net: Port terminals and other fixed assets acquired as part of a business combination or asset acquisition are recorded at fair value on the date of acquisition. All other port terminals and other fixed assets are recorded at cost, which consists of the construction contracts prices, and material equipment expenses. Port terminals and other fixed assets are depreciated utilizing the straight- line method at rates equivalent to their average estimated economic useful lives. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of income.

Useful life of the assets, are:

Dry port terminal	5 to 50 years
Oil storage, plant and port facilities for liquid cargoes	5 to 20 years
Other fixed assets	5 to 50 years

Deferred Drydock and Special Survey Costs: Our vessels are subject to regularly scheduled drydocking and special surveys that are carried out every five years for oceangoing vessels and every seven years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies as applicable, unless a further extension is obtained under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are charged against income in the year the vessel is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and fuel, labour and services incurred solely during the drydocking or special survey period.

Goodwill and Other Intangibles:

(i) Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually and written down with a charge to operations if its carrying amount exceeds the estimated implied fair value.

The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value of the reporting unit based on discounted cash flow analysis and believes that the discounted cash flow analysis is the best indicator of fair value for its individual reporting units.

The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions, and direct vessel expenses growth assumptions. The future cash flows from operations were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of each segment, including utilization rates and actual storage capacity.

These assumptions could be adversely impacted by the current uncertainty surrounding global market conditions, as well as the competitive environment in which the Company operates.

If the fair value of a reporting unit exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to its implied fair value.

No impairment loss was recognized for any of the periods presented.

(ii) Intangibles other than goodwill: Our intangible assets and liabilities consist of favorable lease terms, unfavourable lease terms, customer relationships, trade name, port terminal operating rights, and favourable construction options. Intangible assets resulting from acquisitions accounted for using the purchase method of accounting are recorded at fair value as estimated by market information, “relief from royalty” method or discounted cash flows.

        The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction in order to use that trade name. Other intangibles that are being amortized, such as the amortizable portion of favourable leases, port terminal operating rights, customers relationships and favorable lease terms, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel.

The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method over 20 years.

When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the “Amortization of intangible assets and liabilities, net” line item.

The amortizable value of favorable leases would be considered impaired if its fair market value could not be recovered from the future undiscounted cash flows associated with the asset. As of December 31, 2011 there is no impairment of intangible assets.

Amortizable intangible assets are amortized under the straight line method according to the following weighted average amortization periods:

Intangible assets/liabilities	Years
Trade name	10
Favorable lease terms	2 to 5
Port terminal operating rights	20 to 40
Customers relationships	20
Backlog asset—port terminal	3.6

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors and Senior Management

The following table sets forth information regarding our current directors and members of our senior management as of April 5, 2012:

Name	Age	Position

Angeliki Frangou	47	Chairman and Director
Claudio Pablo Lopez	54	Chief Executive Officer and Director
Carlos Augusto Lopez	50	Chief Commercial Officer—Shipping Division and Director
Horacio Enrique Lopez	55	Chief Operating Officer—Shipping Division and Director
Ruben Martinez	53	Chief Operating Officer—Port Division and Director
Ioannis Karyotis	36	Chief Financial Officer
George Achniotis	47	Executive Vice President—Business Development and Director
Vasiliki Papaefthymiou	43	Executive Vice President—Legal
Efstratios Desypris	39	Senior Vice President—Strategic Planning and Director
Anna Kalathakis	41	Secretary, Senior Vice President—Legal Risk Management

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is Aguada Park Free Zone, Paraguay 2141, Of. 1603, Montevideo Uruguay.

Angeliki Frangou has been our Chairman and a member of our board of directors since inception in December 2007. Ms. Frangou is also the Chairman and Chief Executive Officer of Navios Holdings. In addition, Ms. Frangou serves as the Chairman and Chief Executive Officer of Navios Partners, an affiliated limited partnership trading on the New York Stock Exchange, since August 2007, and as the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation, an affiliated corporation also trading on the New York Stock Exchange. Previously, Ms. Frangou was Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. During the period 1990 through August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A., and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF

European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. During the period April 2004 to July 2005, Ms. Frangou served on the board of directors of Emporiki Bank of Greece (then, the second largest retail bank in Greece). From June 2006 until September 2008, Ms. Frangou also served as Chairman of Proton Bank, based in Athens, Greece. Ms. Frangou is Member of the Board of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and Vice Chairman of China Classification Society Mediterranean Committee and a member of the Hellenic and Black Sea Committee of Bureau Veritas as well as a member of Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a master’s degree in mechanical engineering from Columbia University.

Claudio Pablo Lopez has been our Vice Chairman, Chief Executive Officer and a member of our board of directors since January 2008. Mr. Lopez has been a member of the board and executive director of Compania Naviera Horamar S.A. since December 2005. He is the president of Thalassa Energy S.A., a wholly owned subsidiary of ours, engaged in the fuel cabotage business in the Mercosur area. Mr. Lopez is the President of the Argentinean Ship-owners’ Tanker Association (CAENA) and a member of Paraguayan Ship-owners Association. He is also a distinguished member of the Uruguayan-Argentinean Chamber of Commerce, of the Advisory Committee of the Prefectura Naval Argentina and Vice Secretary of Ports and Navigable Waters on behalf of Argentinean Ship-owners’ Tankers Association. Mr. Lopez is a lawyer, specializing in transportation law, having graduated from the University of Belgrano in Buenos Aires, Argentina. He is a former professor of maritime law at the University of Belgrano and also a former adviser for the Senate of the Argentine National Congress. Mr. Lopez is also a member of the Buenos Aires Lawyers’ Association and a member of the Institute of Maritime Studies and the Iberoamerican Maritime Law Institute. Mr. Lopez is the brother of Carlos Augusto Lopez and Horacio Enrique Lopez, our Chief Commercial Officer—Shipping Division and Chief Operating Officer—Shipping Division, respectively, and members of our Executive Committee.

Carlos Augusto Lopez has been our Chief Commercial Officer—Shipping Division since January 2008, and a member of our board of directors since January 2008. Mr. Lopez has been a member of the board of directors and Vice President of Compania Naviera Horamar S.A. since September 1992. He is former Chairman of Paraná de las Palmas Shipyard and a former member of the board of Naviera Conosur S.A. He has also served as Chairman of Harrow S.A. and Sermar S.A. He is a founding member of the Argentinean Flag Shipowners Chamber (CARBA) and a member of the Argentinean-Paraguayan Chamber of Commerce. He is also a distinguished member of several organizations such as the Uruguayan-Argentinean Chamber of Commerce, the Permanent Commission of Transport of the River Plate Basin (CPTCP) and the Ethics Committee of the Argentinean Shipowners’ Tanker Association (CABBTA). Mr. Lopez is the brother of Claudio Pablo Lopez, our Vice Chairman, Chief Executive Officer and a director, and Horacio Enrique Lopez, our Chief Operating Officer—Shipping Division and a member of our Executive Committee.

Horacio Enrique Lopez has been our Chief Operating Officer—Shipping Division since January 2008, and a member of our Board of Directors since January 2008. He has been a member of the board of directors of Compania Naviera Horamar S.A. since December 1997 and started working in Horamar in the operations department. Mr. Lopez has more than 30 years of experience in the shipping business and is currently a member of the Navigation Center of Argentina (CN). He served as operations manager of Horamar from 1990 to 1997, and from 1984 to 1990, he served as coordinator of lightering operations. From 1980 to 1984, he managed the Maritime Agency. Before joining Horamar, he served as general manager of Provesur, a company dedicated to maintenance of life rafts, and prior to this he was technical manager of the same firm. Mr. Lopez is the brother of Claudio Pablo Lopez, our Vice Chairman, Chief Executive Officer and a director, and Carlos Augusto Lopez, our Chief Commercial Officer—Shipping Division and a member of our Executive Committee.

Ruben Martinez Baeza has been our Chief Operating Officer—Port Division and a member of our Board of Directors since January 2008. He has been the general manager of Corporacion Navios S.A. since 2005. He has been working with Navios Holdings and Navios Logistics since 1989, after graduating as mechanical industrial engineer from the University of the Republic at Montevideo, Uruguay. Beginning as a mechanical engineer at Navios Logistics’ port terminal at Nueva Palmira, Uruguay, he has been promoted to several positions within Navios Logistics. Having special training in maintenance and asset management, he has been involved in several port terminal development and investments projects during his career.

Ioannis Karyotis has been our Chief Financial Officer since March 2011. Prior to joining the Company, from 2006 until 2011, Mr. Karyotis was Consultant and later Project Leader at The Boston Consulting Group (BCG), an international management consulting firm. From 2003 until 2005, Mr. Karyotis was Senior Equity Analyst at Eurocorp Securities, a Greek brokerage house, and in 2003, he was Senior Analyst in the Corporate Finance Department at HSBC Pantelakis Securities, a subsidiary of HSBC Bank. Mr. Karyotis began his career in 2002 with Marfin Hellenic Securities as Equity Analyst. He received his bachelor’s degree in Economics from the Athens University of Economics and Business (1998). He holds a Master’s of Science in Finance and Economics from the London School of Economics (1999) and an MBA from INSEAD (2006).

George Achniotis has been our Executive Vice President—Business Development and Director since January 2008 and has been Navios Holdings’ Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President-Business Development of Navios Holdings from August 2006 to April 2007. Before joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers (“PwC”) in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all Sarbanes-Oxley Act implementation and consultation projects were performed. Mr. Achniotis has served as a Director of Navios Maritime Partners L.P. since August 2007, and since February 2008 as the Executive Vice President-Business Development. Navios Maritime Partners L.P., is a New York Stock Exchange listed limited partnership, which is an affiliate of Navios Holdings. He has more than 19 years experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Achniotis qualified as a Chartered Accountant in England and Wales in 1991 and he holds a bachelor’s degree in civil engineering from the University of Manchester.

Vasiliki Papaefthymiou has been Executive Vice President—Legal since March 2011. She has been a member of Navios Holdings’ board of directors since its inception, and prior to that was a member of the board of directors of ISE. Ms. Papaefthymiou has served as general counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as general counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a Masters degree in Maritime Law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Athens, Greece.

Efstratios Desypris was appointed our Senior Vice President—Strategic Planning in March 2011 and he has been a Director since April 2012 . He has been the Chief Financial Officer of Navios Maritime Partners L.P. since January 2010. Mr. Desypris has been the Chief Financial Controller of Navios Holdings since May 2006. Mr. Desypris worked for nine years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

Anna Kalathakis is our Senior Vice President—Legal Risk Management since March 2011. Ms. Kalathakis has been Senior Vice President—Legal Risk Management of Navios Holdings since December 2005. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A Bilbrough & Co. Ltd. (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited, the “London P&I Club”) and an Associate Director of the London P&I Club where she gained experience in the handling of liability and contractual disputes in both the dry and tanker shipping sectors (including collisions, oil pollution incidents, groundings etc). She previously worked for a U.S. maritime law firm in New Orleans, having been qualified as a lawyer in Louisiana in 1995, and also served in a similar capacity for a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus Bar, Greece, in 2003. She studied International Relations at Georgetown University and holds a Masters of Business Administration degree from European University in Brussels and a Juris Doctor degree from Tulane Law School.

Board of Directors and Committees

We are in the process of establishing an audit committee that will, among other things, be responsible for reviewing our external financial reporting, engaging our external auditors, approving all fees paid to auditors and overseeing our internal audit activities and procedures and the adequacy of our internal accounting controls.

B. Compensation

Officers’ Compensation

The aggregate annual compensation paid to our executive officers was approximately $1.2 million for the year ended December 31, 2011, $1.1 million for the year ended December 31, 2010, $1.0 million for the year ended December 31, 2009. See “Item 7.B Certain Relationships and Related Party Transactions.”

Other Arrangements

We are party to a shareholders’ agreement with certain members of the Lopez family. See “Item 7.B Certain Relationships and Related Party Transactions—Shareholders’ Agreement.”

C. Board Practices

Each member of our board of directors holds office until a successor is duly appointed, elected and/or qualified or until their resignation. No directors are entitled to any benefits upon termination of their term.

On December 31, 2011, Michael McClure resigned as a director. On April 12, 2012, Efstratios Desypris was appointed to our board of directors.

Currently, Mr. George Achniotis serves as our audit committee and financial expert and with the board of directors is responsible for reviewing our external financial reporting and engaging our external auditors.

D.	Employees and Crewing

We crew our fleet with Argentine, Brazilian and Paraguayan officers and seamen. Our fleet managers are responsible for selecting the crew.

As of December 31, 2011, we employed 431 land-based employees: 41 employees in the Asuncion, Paraguay office, 99 employees at the port facility in San Antonio, Paraguay, 138 employees in the Buenos Aires, Argentina office, eight employees in the Montevideo, Uruguay office, 130 employees at the port facility in Nueva Palmira, Uruguay, and 15 employees at Hidronave S.A.’s Corumba, Brazil office.

Certain of our operations in Argentina, Uruguay and Brazil are unionized. We believe that we have good relations with our employees and seamen and since our inception we have had no history of work stoppages.

E. Share Ownership

None of our executive officers nor directors have direct ownership in our common stock. For information on the beneficial ownership of our common stock by an entity related to our Chief Executive Officer and Director, Chief Commercial Officer (Shipping Division) and Director and Chief Operating Officer (Shipping Division) and Director, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth the beneficial ownership, as of April 5, 2012, of of our common stock and by each person we know to beneficially own more than 5% of our common stock.

Percentage of beneficial ownership is based on 20,000 shares of common stock outstanding on April 5, 2012.

Pursuant to the Shareholders Agreement (as defined herein), when we became subject to the reporting requirements of the Exchange Act following the consummation of the exchange offer, the shares of our common stock held by Navios Holdings were to convert into shares of Class B Common Stock, with each share of Class B Common Stock entitling the holder to ten votes per share. Navios Holdings has currently agreed to waive such conversion provision of the Shareholders’ Agreement in connection with the effectiveness on February 17, 2012 of our registration statement filed in relation to our Senior Notes. If and when issued, shares of Class B Common Stock are convertible at any time at the option of the holder thereof into one share of common stock and will automatically convert into shares of common stock upon any transfer of shares of Class B Common Stock to a holder other than Navios Holdings or any of its affiliates or any successor to Navios Holdings’ business or of all or substantially all of its assets or if the aggregate number of outstanding shares of common stock and Class B Common Stock beneficially owned by Navios Holdings falls below 20% of the aggregate number of outstanding shares of common stock and Class B Common Stock. See “Item 7.B Certain Relationships and Related Party Transactions–Shareholders’ Agreement.”

Unless otherwise noted, the persons listed in the table below, to our knowledge, have sole voting and investment power over the shares listed. The number of shares of common stock beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any shares of capital stock as to which the person has or shares voting or investment power (including the power to dispose).

	Shares Beneficially Owned (1) (2)
Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Voting Power
Navios Maritime Holdings Inc. (1)	12,765	63.8%

Aklindur, S.A. (2)	7,235	36.2%

(1)	Navios Holdings, which beneficially owns shares of our common stock through its wholly owned subsidiary Navios Corporation, is a Marshall Islands corporation with shares of its common stock listed on the New York Stock Exchange, and is controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (its Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Ted C. Petrone, Spyridon Magoulas, John Stratakis, George Malanga, and Efstathios Loizos. In addition, we have been informed by Navios Holdings that, based upon documents publicly available filed with the SEC, it believes that the beneficial owners of greater than 5% of the common stock of Navios Holdings are: (i) Angeliki Frangou (23.7%) (who has previously filed an amended Schedule 13D indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and, as of June 15, 2011, she had purchased approximately $10.0 million of additional shares of common stock) and (ii) FMR LLC (5.1%). We have been informed by Navios Holdings that, other than Angeliki Frangou, no beneficial owner of greater than 5% of Navios Holdings’ common stock is an affiliate of Navios Holdings.
(2)	Aklindur, S.A. (“Aklindur”) is a Uruguay corporation which beneficially owns shares of our common stock through its 100% ownership in Grandall Investments S.A., a Panama corporation (the record holder of such shares) (“Grandall”). Claudio Pablo Lopez, our Chief Executive Officer and Vice Chairman, beneficially owns 25% of Aklindur and acts as the administrator of the estate of his father, Horacio A. Lopez, which estate beneficially owns 25% of the voting stock of Aklindur. As administrator, Claudio Pablo Lopez has the power to vote the shares held by the estate of his father. Carlos Augusto Lopez and Horacio Enrique Lopez, the brothers of Claudio Pablo Lopez, each beneficially own 25% of the voting stock of Aklindur. There is no contract, arrangement, understanding, relationship or other agreement among or between any of the Lopez brothers regarding the voting power or investment power of their respective ownership interests in Aklindur. Each of the Lopez brothers expressly disclaims any beneficial ownership in the shares of Aklindur owned by either of the other brothers. Claudio Pablo Lopez (except as described above), Carlos Augusto Lopez and Horacio Enrique Lopez expressly disclaim beneficial ownership in the shares held by the estate of their father.

Grandall has entered into a Shareholders’ Agreement with us and Navios Holdings, which includes an agreement that each of Grandall and Navios Holdings will not, without the other party’s prior written consent, dispose (directly or indirectly) of any shares of our common stock for one year following the date we become a reporting company under the Exchange Act. For a more detailed discussion of the Shareholders’ Agreement, see “Item 7.B Certain Relationships and Related Party Transactions—Shareholders’ Agreement.”

Our record holders are Navios Holdings and Aklindur and, therefore, there are no host country holders of record.

B.	Certain Relationships and Related Party Transactions

Shareholders’ Agreement

Pursuant to a shareholders’ agreement (the “Shareholders’ Agreement”) entered into in January 2008 in connection with the original combination of the Uruguayan port business and the upriver barge business, Grandall Investments S.A. (an entity owned and controlled by Lopez family members, including Claudio Pablo Lopez, our Chief Executive Officer and Vice Chairman) has certain rights as our shareholders, including certain rights of first offer, rights of first refusal, tag along rights, exit options and veto rights.

Pursuant to an amendment dated June 17, 2010, the Shareholders’ Agreement will be terminated effective as of the date we become a reporting company under the Exchange Act (the “effective date”). The parties to the amendment agreed that, as of the effective date:

•	the board of directors shall be divided into three classes, with each class to serve for a three-year period. In addition;

•	a super-voting Class B Common Stock shall be created which shall have 10 votes per common share (as opposed to one vote per common share);

•	Navios Holdings will exchange its common stock for shares of Class B Common Stock; and

blank check preferred stock may be issued with the vote of a majority of the then members of our board of directors who are not affiliated with Navios Corporation;

Pursuant to the amendment, during the period commencing on the effective date and ending on the first anniversary of the effective date (the “lock-up termination date”), each of Navios Holdings and Grandall Investments S.A. will not, without the prior written consent of the other, (i) lend, offer, pledge, sell or otherwise transfer or dispose of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or (ii) enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of common stock. The foregoing provision will only be applicable to restrict Grandall Investments S.A. until the earlier of the lock-up termination date or the date on which Angeliki Frangou is no longer the largest beneficial owner of common stock of Navios Holdings.

In addition, the amendment to the Shareholders’ Agreement provides that (i) in the event that Navios Holdings transfers any shares of the Class B Common Stock to any person or entity, other than its affiliates, such transferred Class B Common Stock will automatically convert into shares of common stock, in accordance with our Amended and Restated Articles of Incorporation, and (ii) the shares of Class B Common Stock will automatically convert, in accordance with our Amended and Restated Articles of Incorporation, into shares of common stock if the aggregate number of outstanding shares of common stock and Class B Common Stock beneficially owned by Navios Holdings falls below 20% of the aggregate number of outstanding shares of common stock and Class B Common Stock.

Navios Holdings has currently agreed to waive its right to exchange its common stock for shares of Class B Common Stock in connection with the effectiveness on February 17, 2012 of our registration statement filed in relation to our Senior Notes. If and when Navios Holdings exchanges its common stock for Class B Common Stock, it is anticipated that Navios Holdings would control greater than 90% of the voting power, which would be significantly more than its economic interest in us. The parties have also waived the classified board provisions at this time.

Administrative Services Agreement

We entered into an Administrative Services Agreement for a term of five years beginning on April 12, 2011, with Navios Holdings (the “Manager”), pursuant to which the Manager will provide certain administrative management services to us.

The Administrative Services Agreement may be terminated prior to the end of its term by us upon 120-day’s notice if there is a change of control of the Manager or by the Manager upon 120-day’s notice if there is a change of control of us. In addition, the Administrative Services Agreement may be terminated by us or by the Manager upon 120-day’s notice if:

•	the other party breaches the agreement;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment or order that materially and adversely affects the other party’s ability to perform the Administrative Services Agreement is obtained or entered and not vacated or discharged; or

•	the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation or commences any reorganization proceedings.

Furthermore, at any time after the first anniversary of the Administrative Services Agreement, the Administrative Services Agreement may be terminated by us or by the Manager upon 365-day’s notice for any reason other than those described above.

The administrative services will include:

•

bookkeeping, audit and accounting services: assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;

•	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

•

administrative and clerical services: providing office space, arranging meetings for our security holders, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary for the professional management of our business;

•

banking and financial services: providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds, negotiating loan and credit terms with lenders and monitoring and maintaining compliance therewith;

•	advisory services: assistance in complying with United States and other relevant securities laws;

•

client and investor relations: arranging for the provision of, advisory, clerical and investor relations services to assist and support us in our communications with our security holders; and client and investor relations; and

•	integration of any acquired businesses.

We will reimburse the Manager for reasonable costs and expenses incurred in connection with the provision of these services (including allocation of time for employees performing services on our behalf) within 15 days after the Manager submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

Under the Administrative Services Agreement, we have agreed to indemnify the Manager and its employees against all actions which may be brought against them under the Administrative Services. Agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however, that such indemnity excludes any or all losses that may be caused by or due to the fraud, gross negligence or wilful misconduct of the Manager or its employees or agents.

Payments made or other consideration provided in connection with all continuing transactions between us and Navios Holdings will be on a basis arrived at by the parties as though they had been bargained for at an arm’s-length basis. Such determination is based on our understanding of the industry, comparable transactions by competitors and guidance from experienced consultants. Depending on the nature and scope of the services being provided, the parties may agree to a cash payment or other form of consideration.

Total general and administrative fees charged pursuant to the Administrative Services Agreement for year ended December 31, 2011 amounted to $0.4 million ($0 for the years ended December 31, 2010 and 2009).

At December 31, 2011, 2010 and 2009, the amounts due to affiliate companies were as follows:

	December 31, 2011	December 31, 2010	December 31, 2009
	(in thousands of U.S. dollars)

Navios Holdings	$2,000	$155	$94

Such receivables and payables do not accrue interest and do not have a specific due date for their settlement.

As more fully described below, we rent barges and pushboats and pay expenses for lodging at companies indirectly owned by certain of our directors and officers. In relation to these transactions, amounts payable to other related parties amounted to $0.3 million as of December 31, 2011 ($0.3 million in December 31, 2010 and $0.5 million in December 31,2009) and rent expense for year ended December 31, 2011 amounted to $1.9 million ($2.2 million and $2.1 million in the same period of 2010 and 2009, respectively).

Leases: On October 2, 2006, Petrovia S.A. and Mercopar SACI, two wholly owned subsidiaries, entered into lease agreements with Holdux Maritima Leasing Corp., a Panamanian corporation owned by the estate of Horacio A. Lopez (the father of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique Lopez). The lease agreements provide for the leasing of one pushboat and three tank barges. The total annual lease payments are $0.6 million. The initial lease agreements expired in October 2011 and have been renewed until October 2016.

On July 1, 2007, Compania Naviera Horamar S.A., a wholly owned subsidiary, entered into two lease agreements with Mercotrans S.A. and Mercoparana S.A., two Argentinean corporations owned by the estate of Horacio A. Lopez (the father of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique Lopez). The lease agreements provide for the leasing of one pushboat and three tank barges. The total annual lease payments are $1.5 million and the lease agreements expire in 2012. The lease agreement with Mercotrans S.A. was terminated on July 20, 2011.

Lodging: Compania Naviera Horamar S.A., a wholly owned subsidiary, obtains lodging services from Empresa Hotelera Argentina S.A./(NH Lancaster) an Argentinean corporation owned by certain of our directors and officers, including Claudio Pablo Lopez, our Chief Executive Officer, and Carlos Augusto Lopez, our Chief Commercial Officer—Shipping Division, each of whom does not have a controlling interest in those companies. The total expense payments were less than $0.1 million for the years ended December 31, 2011, 2010 and 2009.

Voyage expenses: Navegacion Guarani S.A, a wholly owned subsidiary of Navios Logistics, obtains bunkers from Dieselcom Transportadora e Revendora de Dieselcombustivel S.A a Brazilian corporation, which is controlled by family members of the noncontrolling shareholder of Hidronave South American Logistics S.A , Michel Chaim. Voyage expenses charged for the year ended December 31, 2011 amounted to $0.7 million ($0.1million in 2010 and $0 in 2009).

We believe that the transactions discussed above were made on terms no less favorable to us than would have been obtained from unaffiliated third parties.

Employment Agreements

We have executed employment agreements with several of our key employees who are our noncontrolling shareholders. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete.

The employment agreements initially expired on December 31, 2009, but renew automatically for successive one-year periods until either party gives 90 days’ written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $0.28 million to $0.34 million per year, annual bonuses and other incentives provided certain EBITDA performance targets are achieved. Under the agreements, we accrued compensation totaling $0.9 million for the year ended December 31, 2011 ($0.9 million both in 2010 and in 2009).

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18.

B.	Significant Changes

Not applicable.

Item 9.	The Offer and Listing

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum of articles of association

The following brief description of the Company’s Amended and Restated Articles of Incorporation (“Articles”) and Bylaws does not purport to be complete and is subject in all respects to the provisions of the Amended and Restated Articles of Incorporation and Bylaws.

Organization, Objects and Purposes

The Company is organized under the laws of Marshall Islands with a stated purpose to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Corporation Act. Under its Articles, the Company is authorized to issue 50,000,000 shares of common stock, $0.01 par value per share.

Director Controls

The Bylaws provide that the number of directors comprising the entire Board of Directors is a minimum of one and a maximum of seven. The Board of Directors may be divided into class as more fully described in the Articles. Each director holds office until the next annual meeting of shareholders at which his class stands for election or until such director’s earlier resignation, removal from office, death or incapacity. Unless otherwise provided in the Articles, vacancies and newly created directorships resulting from any increase in the number of directors or from any other cause may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director and each director so chosen shall hold office until the next annual meeting and until such director’s successor shall be duly elected and shall qualify, or until such director’s earlier resignation, removal from office, death or incapacity.

The Bylaws of the Company provide that contracts or transactions between the Company and one or more of its directors (or any other corporation, firm, association, or other entity in which one or more of its directors are directors or officers, or have a substantial financial interest) are not void or voidable by the sole reason that such director or directors are present at the meeting of the Board of Directors, or committee thereof, which approves such contract or transaction, or that his or their votes are counted for such purpose. However, the material facts as to such director’s interest in such contract or transaction must be disclosed in good faith or known to the Board of Directors or the committee, and the Board of Directors or committee must approve such contract or transaction by a vote sufficient for such purpose without counting the vote of such interested director.

No committee of the Board of Directors has the power or authority to the fixing of compensation of the directors for serving on the Board of Directors or on any committee.

There are no provisions in the Articles or Bylaws either affirming or limiting borrowing powers exercisable by members of the Board of Directors.

There are no stated age limits for directors and directors need not be stockholders.

Stock Rights

All shares of common stock have equal entitlement to voting rights, dividends, profit shares and other rights and duties. There are no provisions for changes to the rights of stockholders contained in the Articles, except by resolution of the stockholders.

Shareholder Meetings

The annual meeting of shareholders of the Company is held on such date and at such time as may be fixed by the Board of Directors and stated in the notice of the meeting, for the purpose of electing directors and for the transaction of only such other business as is properly brought before the meeting in accordance with the Bylaws.

Written notice of an annual meeting stating the place, date and hour of the meeting, must be given to each shareholder entitled to vote at such meeting not less than 15 not more 60 days before the date of the annual meeting.

Unless otherwise required by the Business Corporation Act of the Associations Law of the Republic of the Marshall Islands (the “BCA”), for business to be properly brought before the annual meeting, business must be either (i) specified in the notice of annual meeting (or any supplement or amendment thereto) given by or at the direction of the Board of Directors, (ii) brought before the annual meeting by or at the direction of the Board of Directors, or (iii) properly brought before the annual meeting by a shareholder. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the Company. To be timely, a shareholder’s notice must be delivered to or mailed and received at the Company’s principal executive offices not less than 90 nor more than 120 days prior to such meeting.

Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by the BCA or by the Articles, may only be called by two members of the Board of Directors, the Chief Executive Officer or the Chairman. Such request must state the purpose or purposes of the proposed meeting.

Unless otherwise provided by law, written notice of a special meeting of shareholders, stating the time, place and purpose or purposes thereof, must be given to each shareholder entitled to vote at such meeting, not less than 15 or more than 60 days before the date fixed for such meeting. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

Any action required to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by all of the holders of outstanding stock entitled to vote with respect to the subject matter thereof.

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business.

Senior Notes

On April 12, 2011, we and our wholly-owned subsidiary Logistics Finance (together with us, the “Co-Issuers”) issued $200.0 million in Senior Notes due on April 15, 2019 at a fixed rate of 9.25% (the “senior notes”) for net proceeds of approximately $193.2 million, after deducting fees and estimated expenses relating to the offering. The senior notes are fully and unconditionally guaranteed, jointly and severally, by all of our direct and indirect subsidiaries except for Hidronave S.A. and Logistics Finance. The senior notes were issued under an indenture dated April 12, 2011 (the “Indenture”), among the Co-Issuers, the Guarantors and Wells Fargo Bank, National Association, as trustee.

Optional Redemption

The Co-Issuers have the option to redeem the senior notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest and additional interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017.

In addition, at any time before April 15, 2014, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the senior notes with the net proceeds of an equity offering at 109.25% of the principal amount of the senior notes, plus accrued and unpaid interest and additional interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the senior notes remains outstanding after such redemption and such redemption occurs not more than 180 days after the date of the closing of the relevant equity offering.

Change of Control

Upon the occurrence of certain change of control events, the holders of the senior notes will have the right to require the Co-Issuers to repurchase some or all of the senior notes at 101% of their face amount, plus accrued and unpaid interest and additional interest, if any, to the repurchase date.

Certain Covenants

The Indenture contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness or issue certain preferred stock;

•	pay dividends on, redeem or repurchase our capital stock or make other restricted payments and investments;

•	create certain liens;

•	transfer or sell assets;

•	enter into certain transactions with our affiliates;

•	merge, consolidate or sell all or substantially all of our properties and assets; and

•	create or designate unrestricted subsidiaries.

The senior notes include customary events of default, including failure to pay principal and interest on the senior notes, a failure to comply with covenants, a failure by the us or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary.

On February 17, 2012, we commenced an exchange offer pursuant to a registration rights agreement entered into by the Co-Issuer and the subsidiary guarantors upon the issuance of the senior notes. The exchange offer was completed on March 27, 2011, in which $191,622,000 in principal amount, or 95.81% of the outstanding privately placed senior notes were exchanged for publicly registered senior notes with identical terms, which are also governed by the Indenture.

On March 20, 2012, Marfin Popular Bank Co. Ltd. and Nauticler S.A. finalized the documentation of the $40.0 million revolving credit facility for working and investment capital purposes. The loan bears interest at a rate based on a margin of 300 basis points. See “Item 5—Operating and Financial Review and Prospects—Long-term Debt Obligations and Credit Arrangements—Loan Facilities—Marfin Facility.” The loan is initially repayable 12 months after drawdown with extension options available.

D. Exchange controls

Under the laws of the Marshall Islands, Uruguay, Panama, Brazil and Paraguay, the countries of incorporation of Navios Logistics and its subsidiaries, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

In the case of Argentina, however, it should be noted that since the year 2001 local authorities have established certain foreign exchange restrictions that affect the export or import of capital. Such restrictions have been progressively eased since 2003 but have not been eliminated. Additionally, there can be no assurance that local authorities in Argentina will not modify such regulations. See “Item 3.D Risk Factors-Risks Related to Argentina-The Argentine Central Bank has imposed restrictions on the transfer of funds outside Argentina and other exchange controls in the past and may do so in the future, which could prevent our Argentine subsidiaries from transferring funds for the payment of the senior notes or the related guarantees.”

E. Taxation

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the senior notes. This summary is limited to beneficial owners of senior that:

•	except as specifically discussed below, are U.S. holders (as defined below); and

•	hold the senior notes as capital assets.

As used in this prospectus, a “U.S. holder” means a beneficial owner of senior notes who or that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or entity treated as a corporation for such purposes) created or organized in or under the laws of the United States, or any State thereof or the District of Columbia;

•	an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source; or

•

a trust, if either (x) it is subject to the primary supervision of a court within the United States and one or more “United States persons” have the authority to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable Treasury regulations to be treated as a “United States person.”

The U.S. federal income tax considerations set forth below are based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed regulations thereunder, and current administrative rulings and court decisions, all as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). We have not and will not seek any rulings from the Internal Revenue Service (“IRS”) or opinions of counsel regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of the senior notes that are different from those discussed below or that a court will not agree with any such positions.

This summary does not discuss all of the aspects of U.S. federal income taxation that may be relevant to a beneficial owner of the senior notes in light of such beneficial owner’s particular investment or other circumstances. This summary also does not discuss considerations or consequences relevant to persons subject to special provisions of U.S. federal income tax law, such as:

•	entities that are tax-exempt for U.S. federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts;

•	pass-through entities (including partnerships and entities and arrangements classified as partnerships for U.S. federal income tax purposes) and beneficial owners of pass-through entities;

•	U.S. expatriates;

•	persons that are subject to the alternative minimum tax;

•	financial institutions, insurance companies, and dealers or traders in securities or currencies;

•	persons having a “functional currency” other than the U.S. dollar; and

•	persons that hold the senior notes as part of a constructive sale, wash sale, conversion transaction or other integrated transaction or a straddle, hedge or synthetic security.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds the senior notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Partnerships holding the senior notes and partners in such partnerships should consult their own tax advisors regarding the U.S. federal income tax consequences of purchasing, owning and disposing of the senior notes. In addition, this summary does not address the effect of any U.S. federal estate or gift tax laws, the newly enacted Medicare tax on investment income or any U.S. state or local or non-U.S. tax laws on a beneficial owner of the senior notes. Each beneficial owner of the senior notes should consult a tax advisor as to the particular tax consequences to it of purchasing, owning and disposing of the senior notes, including the applicability and effect of any U.S. federal estate or gift tax laws or any U.S. state or local or non-U.S. tax laws.

For U.S. federal income tax purposes, Navios South American Logistics Inc., and not Navios Logistics Finance (US) Inc., is treated as the issuer of the senior notes.

Stated Interest. Stated interest on the senior notes will be taxable to a U.S. holder as ordinary interest income at the time it is paid or accrued in accordance with the U.S. holder’s usual method of accounting for U.S. federal income tax purposes.

Stated interest on the senior notes will constitute income from sources without the United States for foreign tax credit purposes. Such income generally will constitute “passive category income” or, in the case of certain U.S. holders, “general category income,” for foreign tax credit purposes.

Market Discount and Bond Premium. If a U.S. holder purchases a senior note for an amount that is less than its principal amount, the excess of the principal amount over the U.S. holder’s purchase price will be treated as “market discount.” However, the market discount will be considered to be zero if it is less than 1/4 of 1% of the principal amount multiplied by the number of complete years to maturity from the date the U.S. holder purchased the senior note.

Under the market discount rules of the Internal Revenue Code, a U.S. holder generally will be required to treat any principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, a senior note as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in income by the U.S. holder during the period the U.S. holder held the senior note. In addition, the U.S. holder may be required to defer, until the maturity of the senior note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the senior note. In general, market discount will be considered to accrue ratably during the period from the date of the purchase of the senior note to the maturity date of the senior note, unless the U.S. holder makes an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. A U.S. holder of a senior note may elect to include market discount in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the senior note and upon the receipt of certain payments and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

If a U.S. holder purchases a senior note for an amount in excess of the amount payable at maturity of the senior note, the U.S. holder will be considered to have purchased the senior note with “bond premium” equal to the excess of the U.S. holder’s purchase price over the amount payable at maturity (or on an earlier call date if it results in a smaller amortizable bond premium). It may be possible for a U.S. holder of a senior note to elect to amortize the premium over the remaining term of the senior note (or until an earlier call date, as applicable). However, because we may call the senior notes under certain circumstances at a price in excess of their stated principal amount, such amortization may be reduced and/or deferred. Any amortized amount of the premium for a taxable year generally will be treated first as a reduction of interest on the senior note includible in the U.S. holder’s gross income in such taxable year to the extent thereof, then as a deduction allowed in that taxable year to the extent of the U.S. holder’s prior interest inclusions on the senior note, and finally as a carryforward allowable against the U.S. holder’s future interest inclusions on the senior note. If a U.S. holder makes such an election, the U.S. holder’s tax basis in the senior note will be reduced by the amount of the allowable amortization. If a U.S. holder does not elect to amortize bond premium, the premium will decrease the gain or increase the loss that such U.S. holder would otherwise recognize on a disposition of its senior note. A U.S. holder’s election to amortize premium on a constant yield method will apply to all debt obligations held or subsequently acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies. A U.S. holder may not revoke the election without the consent of the IRS. U.S. holders should consult their own tax advisors before making this election and regarding the calculation and amortization of any bond premium on the senior notes.

Dispositions of the Senior Notes. Unless a nonrecognition provision of the U.S. federal income tax laws applies, upon the sale, exchange, redemption, retirement or other taxable disposition of a senior note, a U.S. holder will recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale, exchange, redemption, retirement or other taxable disposition (other than amounts attributable to accrued stated interest, which will be treated as described above) and the U.S. holder’s adjusted tax basis in the senior note. A U.S. holder’s adjusted tax basis in a senior note will generally be equal to its cost for the senior note, increased by the amount of any market discount with respect to the senior note previously included in the U.S. holder’s gross income and reduced by the amount of any amortizable bond premium with respect to the senior note previously amortized by the U.S. holder. Gain or loss recognized by a U.S. holder on the sale, exchange, redemption, retirement or other taxable disposition of a senior note will generally be capital gain or loss, except with respect to accrued market discount not previously included in income by the U.S. holder, which will be taxable as ordinary income. The capital gain or loss recognized by a U.S. holder will be long-term capital gain or loss if the U.S. holder’s holding period for the senior note exceeds one year at the time of the disposition. Long-term capital gains recognized by individual and certain other non-corporate U.S. holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss recognized by a U.S. holder generally will be U.S. source gain or loss for foreign tax credit purposes.

Certain Reporting Requirements. Pursuant to recently enacted legislation, individuals who are U.S. holders (and to the extent specified in applicable Treasury regulations, certain individuals who are non-U.S. holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in section 6038D of the Internal Revenue Code) are required to file a report on IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, the senior notes, unless such notes are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. holder (and to the extent specified in applicable Treasury regulations, an individual non-U.S. holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. holders (including U.S. entities) and non-U.S. holders should consult their own tax advisors regarding their reporting obligations under this legislation.

Backup Withholding. In general, “backup withholding” may apply to payments of interest made on a senior note, and to the proceeds of a disposition (including a retirement or redemption) of a senior note, that are made to a non-corporate beneficial owner of the senior notes if that beneficial owner fails to provide an accurate taxpayer identification number to its applicable payor (and certify that such beneficial owner is not subject to backup withholding) or otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and may be credited against a beneficial owner’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders. For purposes of the following discussion, a “non-U.S. holder” means a beneficial owner of the senior notes that is not, for U.S. federal income tax purposes, a U.S. holder or a partnership. A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on:

•	interest received in respect of the senior notes, unless those payments are effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States; or

•

gain realized on the sale, exchange, redemption or retirement of the senior notes, unless that gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or, in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Non-U.S. holders should consult their own tax advisors regarding their U.S. federal income, branch profits and withholding tax consequences if they are subject to any of the exceptions noted above.

A non-U.S. holder may be required to certify its non-U.S. status to avoid backup withholding on payments of interest made on a senior note and on proceeds of a disposition (including a retirement or redemption) of a senior note.

THIS SUMMARY DOES NOT DISCUSS ANY TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SENIOR NOTES OTHER THAN U.S. FEDERAL INCOME TAX CONSEQUENCES AND INVESTORS SHOULD SEEK ADVICE FROM THEIR OWN COUNSEL WITH RESPECT TO SUCH OTHER TAX CONSEQUENCES AS WELL AS THEIR PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

The consolidated financial statements as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2009 included in this report have been so included in reliance on the report of Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. Price Waterhouse & Co. S.R.L. is a member of the Consejo Profesional de Ciencias Económicas Cuidad Autonoma de Buenos Aires.

H. Documents on display

We file reports and other information with the Securities and Exchange Commission (“SEC”). These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website www.sec.gov. You may obtain information on the operation of the public reference room by calling 1-800-SEC-0330 and you may obtain copies at prescribed rates.

I. Subsidiary information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risks

We are exposed to certain risks related to interest rate, foreign currency and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.

Interest Rate Risk:

Debt instruments: As of December 31, 2011 and December 31, 2010, we had a total of $200.7 million and $127.4 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a floating rate except for the Hidronave S.A. loan and the senior notes, which bear interest at a fixed rate.

The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would affect their value. The interest rates on the Hidronave S.A. loan and the senior notes are fixed and, therefore, changes in interest rates do not affect their value, which as of December 31, 2011 was $0.7 million and $200.0 million, respectively.

On July 25, 2011, we used proceeds from the senior notes to fully repay $53.0 million of debt of the non-wholly owned subsidiaries in connection with our purchase of the noncontrolling interests of such non-wholly owned subsidiaries. As a result, from that date onward our debt bears interest at a fixed rate only.

As of December 31, 2011, we did not have any financial variable rate debt. During the nine month period ended September 30, 2011, and particularly from January 1, 2011 to July 25, 2011, when all debt with variable rate interest was fully repaid, we paid interest on variable rate debt based on LIBOR plus an average spread of 208 basis points.

Foreign Currency Transactions:

Our operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates.

Our subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies; however, all of the subsidiaries’ primary cash flows are U.S.

dollar denominated. For the year ended December 31, 2011 and for the year ended December 31, 2010, approximately 48.5% and 50.4%, respectively, of our expenses were incurred in currencies other than U.S dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of income. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above of 1.00% would change our net income for the year ended December 31, 2011 by $0.9 million and for the year ended December 31, 2010 by $0.7 million.

Inflation and Fuel Price Increases:

The impact of inflation and the resulting pressure on prices in the South American countries in which we operate may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for our vessels, barges and pushboats business, we negotiated, and will continue to negotiate, fuel price adjustment clauses; however, in some cases, prices that we pay for fuel are temporarily not aligned with the adjustments that we obtain under our freight contracts.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Shareholders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

A. Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2011. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2011.

B. Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies.

C. Attestation Report of the Registered Public Accounting Firm

Not applicable.

D. Changes in internal control over financial reporting

There have been no changes in internal controls over financial reporting that occurred during the year covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, Navios Logistics’ internal controls over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board of Directors has determined that Mr. Achniotis qualifies as “an audit committee financial expert” as defined in the instructions of Item 16A of Form 20-F. Mr. Achniotis may not be deemed to be “independent” within the definition published by the New York Stock Exchange.

Item 16B.	Code of Ethics

Navios Logistics has adopted a code of ethics, the Navios Code of Corporate Conduct and Ethics, applicable to officers, directors and employees of Navios Logistics. The Navios Code of Corporate Conduct and Ethics is available for review on Navios Holdings’ website at www.navios-logistics.com.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

Our principal accountants for fiscal years 2011 and 2010 were Price Waterhouse and Co S.R.L. The audit fees for the audit of each of the years ended December 31, 2011 and 2010 were $0.6 million and $0.4 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2011 and 2010.

Tax Fees

There were no tax fees billed in 2011 and 2010.

All Other Fees

There were no other fees billed in 2011 and 2010.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-48 and are filed as part of this report statement.

Item 19.	Exhibits

1.1	Amended Articles of Incorporation of Navios South American Logistics Inc. (1)

1.2	Bylaws of Navios South American Logistics Inc. (1)

2.1	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A. (1)

2.2	Indenture, dated as of April 12, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association. (1)

2.3	First Supplemental Indenture, dated as of April 28, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.*

2.4	Second Supplemental Indenture, dated as of July 26, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.*

2.5	Financial Agreement relating to a revolving credit facility of up to $40,000,000 dated as of March 20, 2012, between Nauticler S.A and Marfin Popular Bank Public Co Ltd.*

2.6	Amended and Restated Waiver to Shareholder’s Agreement.*

4.1	Administrative Services Agreement, dated as of April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc. (1)

8	Subsidiaries of Navios South American Logistics Inc. (1)

11	Code of Ethics*

12.1	Section 302 Certifications of Principal Executive Officer.*

12.2	Section 302 Certification of Principal Financial Officer.*

13	Section 906 Certifications of Principal Executive and Principal Financial Officer.*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2011 and 2010; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2011, 2010 and 2009; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2011, 2010 and 2009; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2011, 2010 and 2009; and (v) the Notes to Consolidated Financial Statements as blocks of text.**

*	Filed herewith
**	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.
(1)	Previously filed with Registration Statement on Form F-4 (Registration No. 333-179250), as filed with the Securities and Exchange Commission on January 31, 2012.

SIGNATURES

Navios South American Logistics Inc. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

By:	NAVIOS SOUTH AMERICAN LOGISTICS INC.

/s/ Claudio Pablo Lopez
Name: Claudio Pablo Lopez
Title: Chief Executive Officer and Director

Date: April 5, 2012

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Navios South American Logistics Inc.:

We have audited the accompanying consolidated balance sheets of Navios South American Logistics Inc. and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Navios South American Logistics Inc. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Price Waterhouse & Co. S.R.L

/s/ Ariel Vidan
Ariel Vidan Buenos Aires, Argentina April 5, 2012

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	December 31, 2011	December 31, 2010

ASSETS
Current assets
Cash and cash equivalents	4	$40,529	$39,204
Restricted cash		—	564
Accounts receivable, net	5	31,959	17,102
Prepaid expenses and other current assets	6	10,592	7,687
Inventories		2,872	5,867

Total current assets		85,952	70,424
Vessels, port terminals and other fixed assets, net	7	350,088	296,133
Intangible assets other than goodwill	8	63,863	68,299
Goodwill	3, 23	104,096	104,096
Deferred drydock and special survey costs, net		6,869	2,041
Deferred financing costs, net	10	6,941	1,030
Other long term assets		3,425	5,438

Total noncurrent assets		535,282	477,037

Total assets		$621,234	$547,461

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	9	$23,211	$22,591
Due to affiliate companies	18	2,000	155
Accrued expenses	9	15,717	9,611
Deferred income		4,492	—
Current portion of capital lease obligations	7	31,221	1,252
Current portion of long-term debt	10	69	10,171

Total current liabilities		$76,710	$43,780

Senior notes	10	200,000	—
Long term debt, net of current portion	10	599	117,251
Capital lease obligations, net of current portion	7	—	31,009
Deferred tax liability	16	19,628	21,105
Other long term liabilities		3,072	5,037

Total noncurrent liabilities		$223,299	$174,402

Total liabilities		$300,009	$218,182

Commitments and contingencies	15	—	—
STOCKHOLDERS’ EQUITY
Common stock—$1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding in 2011 and 2010	19	20	20
Additional paid-in capital		303,518	292,668
Retained earnings		17,146	17,342

Total Navios Logistics stockholders’ equity		320,684	310,030
Noncontrolling interest		541	19,249

Total stockholders’ equity		321,225	329,279

Total liabilities and stockholders’ equity		$621,234	$547,461

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009

Time charter, voyage and port terminal revenues		$165,625	$136,756	$112,263
Sales of products		69,063	51,217	26,627
Time charter, voyage and port terminal expenses	12	(41,680)	(35,410)	(32,428)
Direct vessel expenses	13	(63,422)	(50,422)	(37,095)
Cost of products sold		(66,757)	(47,073)	(24,246)
Depreciation of vessels, port terminals and other fixed assets, net	7	(18,180)	(17,729)	(18,020)
Amortization of intangible assets and liabilities, net	8	(4,436)	(4,486)	(3,111)
Amortization of deferred drydock and special survey costs	2	(718)	(394)	(270)
General and administrative expenses	14	(13,662)	(12,210)	(9,115)
Provision for losses on accounts receivable	5	(492)	(652)	(1,351)
Taxes other than income taxes		(8,934)	(7,921)	(4,821)
Gain on sale of assets		36	52	—
Interest expense and finance cost, net	10	(17,074)	(4,526)	(4,246)
Interest income		843	298	11
Foreign exchange differences		(645)	(3)	378
Other income, net		669	64	569

Income before income taxes and noncontrolling interest		$236	$7,561	$5,145
Income tax benefit/(expense)	16	348	(64)	1,654

Net income		$584	$7,497	$6,799
Less: Net income attributable to the noncontrolling interest		(780)	(1,897)	(1,448)

Net (loss)/income attributable to Navios Logistics’ stockholders		$(196)	$5,600	$5,351

Basic and diluted net (losses)/earnings per share attributable to Navios Logistics’ stockholders	21	$(0.0098)	$0.2800	$0.2676

Weighted average number of shares, basic and diluted		20,000	20,000	20,000

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009

OPERATING ACTIVITIES:
Net income		$584	$7,497	$6,799
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels, port terminals and other fixed assets, net	7	18,180	17,729	18,020
Amortization of deferred drydock and special survey costs	2	718	394	270
Income taxes	16	(348)	64	(1,654)
Amortization of deferred financing costs		1,185	365	284
Amortization of intangible assets and liabilities, net	8	4,436	4,486	3,111
Provision for losses on accounts receivable	5	492	652	1,351
Gain on sale of assets		(36)	(52)	—
Other		—	—	(240)
Changes in operating assets and liabilities:
Decrease/(increase) in restricted cash		—	1,316	(266)
Payments of interest on long-term financial debt		—	(2,409)	(1,730)
Increase in accounts receivable		(15,264)	(2,176)	(3,022)
Increase in due to affiliate companies		1,845	61	135
(Increase)/decrease in prepaid expenses and other current assets		(2,905)	2,419	(2,861)
Decrease/(increase) in inventories		2,995	(2,375)	(2,117)
Payments for drydock and special survey costs		(5,546)	(762)	(510)
Decrease in other long term assets		103	172	114
(Decrease)/increase in accounts payable		(755)	5,988	7,707
Increase/(decrease) in accrued expenses		4,468	774	(2,019)
Increase in deferred income		4,492	—	—
Decrease/(increase) in other long term liabilities		(55)	167	(292)

Net cash provided by operating activities		14,589	34,310	23,080

INVESTING ACTIVITIES:
Acquisition of vessels, port terminals and other fixed assets, net		(70,598)	(14,114)	(26,799)
Acquisition of subsidiary, net of cash acquired	1, 3, 22	—	—	(369)

Net cash used in investing activities		(70,598)	(14,114)	(27,168)

FINANCING ACTIVITIES:
Decrease/(increase) in restricted cash		564	(206)	(358)
Proceeds from issuance of Senior Notes		200,000	—	—
Repayments of long-term debt		(126,755)	(5,240)	(2,442)
Acquisition of noncontrolling interest	1,19	(8,638)	—	—
(Dividends)/contributions from noncontrolling shareholders	1	—	(470)	564
Proceeds from long-term debt	10	—	293	22,469
Payments of obligations under capital leases	7	(1,040)	(1,771)	—
Debt issuance costs	10	(6,797)	(525)	(734)

Net cash provided by/(used in) financing activities		57,334	(7,919)	19,499
Net increase in cash and cash equivalents		1,325	12,277	15,411

Cash and cash equivalents, beginning of year		39,204	26,927	11,516

Cash and cash equivalents, end of year		$40,529	$39,204	$26,927

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized interest		$11,435	$4,399	$3,795
Cash paid for income taxes		$834	$485	$2,238
Non-cash investing and financing activities:
Acquisition of vessels		$(1,586)	$(48,417)	$—
Long term financial debt		$—	$14,385	$21,591
Capital lease obligations	7	$—	$34,032	$—
Exercise option from acquisition of vessels	8	$—	$4,400	$3,200
Interest reclassified to long-term financial debt Makenita H		$—	$—	$2,409
Interest reclassified to long-term financial debt Estefania H		$—	$—	$1,730
Contribution receivable from noncontrolling shareholders (See Note 22)		$—	$(2,237)	$2,237
Contribution from noncontrolling shareholders		$—	$1,350	$—
Shares released to the shareholders of Horamar		$—	$10,870	$—

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Navios Logistics’ Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity

Balance December 31, 2008	20,000	$20	$281,798	$6,391	$288,209	$11,743	$299,952
Contributions from noncontrolling shareholders	—	—	—	—	—	2,801	2,801
Acquisition of Hidronave S.A.	—	—	—	—	—	480	480
Net income	—	—	—	5,351	5,351	1,448	6,799

Balance December 31, 2009	20,000	$20	$281,798	$11,742	$293,560	$16,472	$310,032
Release of escrow shares	—	—	10,870	—	10,870	—	10,870
Contributions from noncontrolling shareholders	—	—	—	—	—	1,350	1,350
Dividends to noncontrolling shareholders	—	—	—	—	—	(470)	(470)
Net income	—	—	—	5,600	5,600	1,897	7,497

Balance December 31, 2010	20,000	$20	$292,668	$17,342	$310,030	$19,249	$329,279
Acquisition of noncontrolling interest (including transaction expenses)	—	—	10,850	—	10,850	(19,488)	(8,638)
Net (loss)/income	—	—	—	(196)	(196)	780	584

Balance December 31, 2011	20,000	$20	$303,518	$17,146	$320,684	$541	$321,225

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Nature of operations

Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its customers through its port terminal, river barge and coastal cabotage operations. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products.

Formation of Navios Logistics

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. On January 1, 2008, pursuant to a Share Purchase Agreement, Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM) contributed: (a) $112,200 in cash and (b) all of the authorized capital stock of its wholly-owned subsidiary, Corporacion Navios Sociedad Anonima (“CNSA”), to Navios Logistics in exchange for 12,765 shares of Navios Logistics representing 63.8% (67.2% excluding contingent consideration) of Navios Logistics’ outstanding stock. As part of the same transaction, Navios Logistics acquired 100% ownership of Horamar Group (“Horamar”) in exchange for: (i) $112,200 in cash, of which $5,000 was escrowed and payable upon the attainment of certain EBITDA targets during specified periods through December 2008; and (ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics’ outstanding stock, of which 1,007 shares were escrowed upon the attainment of certain EBITDA targets. During the year ended December 31, 2008, $2,500 in cash and 503 shares were released from escrow, when Horamar achieved the interim EBITDA target. On March 20, August 19, and December 30, 2009, the Share Purchase Agreement was amended to postpone until June 17, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, $2,500 in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target threshold. As of December 31, 2011, Navios Holdings owned 63.8% of Navios Logistics. See Note 3 for a description of the Company’s acquisition of Horamar.

The 7,235 shares issued to effect the acquisition of Horamar were valued at fair value as discussed in Note 3 as this was a transaction involving unrelated, independent parties, while the 12,765 shares issued to Navios Holdings in exchange for its 100% equity interest in CNSA were accounted for at carryover basis, as further described in Note 2 and Note 3.

On July 25, 2011, the Company acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd .Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. (“Vitol”). The Company paid a total consideration of $8,500 for such noncotrolling interests ($8,638 including transactions expenses; see also Note 19), and simultaneously paid $53,155 in full and final settlement of all amounts of indebtedness of such joint ventures. The transaction was considered a step acquisition (with control maintained by Navios Logistics) and was accounted for as an equity transaction.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of Presentation:

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year.

For the years ended December 31, 2010 and 2009, the Company reclassified amounts of $50,422 and $37,095 from time charter, voyage and port terminal expenses to direct vessel expenses since the Company considers that this is a better presentation to reflect the results of operations.

(b) Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of Navios Logistics and its subsidiaries, both majority and wholly-owned. All significant intercompany balances and transactions between these entities have been eliminated in the consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Subsidiaries Included in the Consolidation:

Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Subsidiaries included in the consolidation:

	Country of		Percentage of	Statement of operations
Company Name	Incorporation	Nature	Ownership	2011	2010	2009
Corporacion Navios S.A.	Uruguay	Operating Company	100%	1/1 -12/31	1/1 -12/31	1/1 -12/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1 -12/31	1/1 -12/31	1/1 -12/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1 -12/31	1/1 -12/31	1/1 -12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1 -12/31	1/1 -12/31	1/1 -12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1 -12/31	1/1 -12/31	1/1 -12/31
Thalassa Energy S.A. (ii)	Argentina	Barge-Owning Company	100%	1/1 -12/31	1/1 -12/31	1/1 -12/31
HS Tankers Inc. (ii)	Panama	Tanker-Owning Company	100%	1/1 -12/31	1/1 -12/31	1/1 -12/31
HS Navigation Inc. (ii)	Panama	Tanker-Owning Company	100%	1/1 -12/31	1/1 -12/31	1/1 -12/31
HS Shipping Ltd. Inc. (ii)	Panama	Tanker-Owning Company	100%	1/1 -12/31	1/1 -12/31	1/1 -12/31
HS South Inc. (ii)	Panama	Tanker-Owning Company	100%	1/1 -12/31	1/1 -12/31	1/1 -12/31
Mercopar Internacional S.A. (i)	Uruguay	Sub-Holding Company	100%	—	—	1/1 -12/10
Nagusa Internacional S.A. (i)	Uruguay	Sub-Holding Company	100%	—	—	1/1 -12/10
Hidrovia OSR Internacional S.A. (i)	Uruguay	Sub-Holding Company	100%	—	—	1/1 -12/10
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1 -12/31	1/1 -12/31	1/1 -12/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1 -12/31	1/1 -12/31	1/1 -12/31
Petrovia S.A (iii).	Paraguay	Shipping company	100%	—	—	1/1-1/21
Flota Mercante Paraguaya (iii).	Paraguay	Shipping company	100%	—	—	1/1-2/13
Compania de Transporte Fluvial S.A (iii).	Paraguay	Shipping company	100%	—	—	1/1-2/13
Hidrogas S.A (iii).	Paraguay	Shipping company	100%	—	—	1/1-1/21
Navegacion Guarani S.A.	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1 -12/31	1/1 -12/31	1/1 -12/31
Hidrovia OSR S.A	Paraguay	Tanker-Owning Company/Oil Spill Response & Salvage Services	100%	1/1 -12/31	1/1 -12/31	1/1 -12/31
Mercofluvial S.A.	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1 -12/31	1/1 -12/31	1/1 -12/31
Petrolera San Antonio S.A.	Paraguay	POA Facility-Owning Company	100%	1/1 -12/31	1/1 -12/31	1/1 -12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1 -12/31	1/1 -12/31	1/1 -12/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	51%	1/1 -12/31	1/1 -12/31	10/29 -12/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1 -12/31	4/1 -12/31	—
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1 -12/31	4/1 -12/31	—
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/16 -12/31	—	—
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	4/14 -12/31	—	—

(i)	These companies were sold on December 10, 2009 to independent third parties.
(ii)	On July 25, 2011, Navios Logistics acquired the noncontrolling interests of these joint ventures. As a result, after the consummation of the transaction, the percentage of ownership of the Company in these subsidiaries changed in accordance with the table included in Note 19.
(iii)	These companies were merged into other Paraguayan companies in 2009.

(c) Use of Estimates:

The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible and intangible assets, expected future cash flows from long-lived assets to support impairment tests, impairment test for goodwill, provisions necessary for losses on accounts receivable and demurrages, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d) Cash and Cash Equivalents:

Cash and cash equivalents consist of cash on hand, deposits held with banks, and other short-term liquid investments with original maturities of three months or less.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(e) Restricted Cash:

Cash consists of cash retention accounts that are restricted for use as general working capital due less than 12 months unless such balances exceed installment and interest payments due to vessels’ lenders. As of December 31, 2011 and 2010, restricted cash was $0 and $564, respectively.

(f) Insurance Claims:

Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. Claims receivable mainly represent claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks. While it is anticipated that claims receivable will be recovered within one year, such claims may not all be recovered within one year due to the attendant process of settlement. Nonetheless, amounts are classified as current as they represent amounts currently due to the Company. All amounts are shown net of applicable deductibles.

(g) Inventories:

Inventories, which primarily comprise petroleum products, are valued at the lower of cost or market as determined on the first-in, first-out basis. Other inventories, such as lubricants and stock provisions on board of the owned vessels at period end, were classified under “Prepaid expenses and other current assets”.

(h) Barges, Pushboats and Other Vessels:

Barges, pushboats and other vessels acquired as part of a business combination or asset acquisition are recorded at fair value on the date of acquisition. All other barges, pushboats and other vessels acquired are stated at cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the assets. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of the sale or retirement and any gain or loss is included in the accompanying consolidated statements of operations.

Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the year ended December 31, 2011 amounted to $312 ($1,758 in 2010 and $2,409 in 2009).

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the useful life of the assets, after considering the estimated residual value. Management estimates the useful life of the majority of the Company’s vessels to be between 15 and 40 years from the asset’s original construction or acquisition with the exception of certain product tankers for which their useful life was estimated to be 44 to 45 years. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. The Company capitalizes interest on long-term construction projects. Additional information is given in Note 22.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(i) Port Terminals and Other Fixed Assets, net:

Port terminals and other fixed assets acquired as part of a business combination are recorded at fair value on the date of acquisition. All other port terminals and other fixed assets are stated at cost and are depreciated utilizing the straight-line method at rates equivalent to their average estimated economic useful lives. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of operations.

Useful lives of the assets are:

Dry port terminal	5 to 40 years
Oil storage, plant and port facilities for liquid cargoes	5 to 20 years
Other fixed assets	5 to 10 years

(j) Impairment of Long-Lived Assets:

Vessels, other fixed assets and other long-lived assets held and used by Navios Logistics are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management determines projected undiscounted cash flows for each asset group and compares it to its carrying amount. In the event that projected undiscounted cash flows for an asset group is less than its carrying amount, then management reviews fair values and compares them to the asset’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows.

For the year ended December 31, 2011, the management of Navios Logistics after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook, concluded that no impairment test should be performed on the long-lived assets.

Although management believes the underlying indicators supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn occur, management may be required to perform impairment analysis in the future that could expose Navios Logistics to material charges in the future.

No impairment loss was recognized for any of the periods presented.

(k) Deferred Drydock and Special Survey Costs:

The Company’s vessels are subject to regularly scheduled drydocking and special surveys that are carried out every five years for oceangoing vessels and every seven years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are charged against income in the year the vessel is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and fuel, labour and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2011, 2010 and 2009, the amortization expense was $718, $394 and $270, respectively and the payments for drydocking and special survey were $5,546, $762 and $510, respectively. Accumulated amortization as of December 31, 2011 and 2010 amounted to $1,452 and $754, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(l) Deferred Financing Costs:

Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization expense for each of the years ended December 31, 2011, 2010 and 2009 was $1,185, $365 and $284, respectively.

(m) Goodwill and Other Intangibles:

(i) Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually and written down with a charge to operations if its carrying amount exceeds the estimated implied fair value.

The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value of the reporting unit based on discounted cash flow analysis and believes that the discounted cash flow analysis is the best indicator of fair value for its individual reporting units.

The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions, and direct vessel expenses growth assumptions. The future cash flows from operations were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of each segment, including utilization rates and actual storage capacity.

If the fair value of a reporting unit exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to its implied fair value.

No impairment loss was recognized for any of the periods presented.

(ii) Intangibles Other Than Goodwill: Navios Logistics’ intangible assets and liabilities consist of favorable lease terms, unfavorable lease terms, customer relationships, trade name, port terminal operating rights, backlog assets and favorable construction options.

Intangible assets resulting from acquisitions accounted for using the purchase method of accounting are recorded at fair value as estimated based on market information, “relief from royalty” method or discounted cash flows.

The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction in order to use that trade name. Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, customers relationships and backlog assets, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel.

The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method over 20 years.

When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates,

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

expected future charter rates, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of operations in the “Amortization of intangible assets and liabilities, net” line item.

The amortizable value of favorable leases would be considered impaired if its fair market value could not be recovered from the future undiscounted cash flows associated with the primary asset. As of December 31, 2011, there is no impairment of intangible assets.

Amortizable intangible assets are amortized under the straight-line method according to the following weighted average amortization periods:

Intangible Assets/Liabilities	Years
Trade name	10
Favorable lease terms	2 to 5
Unfavorable lease terms	2
Port terminal operating rights	20 to 25
Customers relationships	20
Backlog asset-port terminal	3.6

(n) Foreign Currency Translation:

The Company’s and its subsidiaries’ functional currency and reporting currency is the U.S. dollar. Therefore, the financial statements of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates. The Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reals and Paraguayan guaranies. However, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the consolidated statement of operations.

The foreign currency exchange (loss)/gain recognized in the consolidated statement of operations for each of the years ended December 31, 2011, 2010 and 2009 were $(645), $(3) and $378, respectively.

(o) Provisions for contingencies losses:

The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency loss is probable at the date of the financial statements and the amount of the loss can be reasonably estimated. If the Company has determined that the reasonable estimate of the probable loss is a range and there is no best estimate within the range, the Company will accrue the lower amount of the range. For probable losses accrued any reasonably possible loss in excess of amounts accrued are disclosed. See Note 15, “Commitments and Contingencies” for further discussion.

(p) Segment Reporting:

Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, the Company has three reportable segments: Port Terminal Business, Cabotage Business and Barge Business. See Note 23 for details.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(q) Revenue and Expense Recognition:

Revenue is recorded when (i) services are rendered, (ii) the Company has signed a charter agreement or other evidence of an arrangement, (iii) the price is fixed or determinable, and (iv) collection is reasonably assured. The Company generates revenue from time charters, bareboat charters, contracts of affreightment/voyage contracts, demurrages and contracts covering dry or liquid port terminal operations.

Revenue from time chartering and bareboat chartering is earned and recognized on a daily basis as the service is delivered. Revenue from contracts of affreightment/voyage contracts is recognized based upon the percentage of voyage completion. A voyage is deemed to commence upon the departure of the barge after discharge under the previous voyage and is deemed to end upon the completion of discharge under the current voyage. The percentage of voyage completion is based on the days traveled as of the balance sheet date divided by the total days expected for the voyage. The position of the barge at the balance sheet date is determined by the accrued days over the total voyage of the pushboat having the barge in tow. Revenue arising from contracts that provide our customers with continuous access to convoy capacity is recognized ratably over the period of the contracts.

Demurrage income represents payments made by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

Deferred revenue primarily relates to cash received from clients in either of the Company’s businesses prior to it being earned. These amounts are recognized as revenue over the period that the service is rendered.

Revenues from dry port terminal operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into the silos for temporary storage and then loading the oceangoing vessels. Revenues are recognized upon completion of loading of the oceangoing vessels. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading. Storage fees are assessed and recognized when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the oceangoing vessel.

Revenues from liquid port terminal operations consist mainly of sales of petroleum products in the Paraguayan market. Additionally, revenues consist of an agreed flat fee per cubic meter to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then loading the trucks. Revenues are recognized upon completion of loading the trucks. Additionally, fees are charged for storage time in excess of contractually specified terms. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the trucks.

Time Charter, Voyage and Port Terminal Expenses:

Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions.

Direct Vessel Expenses:

Direct vessel expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, victualling costs, dockage expenses, insurance, stores and lubricants and miscellaneous expenses such as communications.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(r) Financial Instruments:

Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables, long-term debt and other liabilities. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant accounting policy description of each item, or included below as applicable.

Financial risk management: The Company’s activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: The Company closely monitors its exposure to customers and counter-parties for credit risk. Navios Logistics, through its access to Navios Holdings policies and personnel, has policies designed to limit trading to customers and counterparties with an appropriate credit history. Credit risk with respect to accounts receivable is reduced by the Company by rendering services to established international operators. Management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables.

Liquidity risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances for their working capital needs.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of operations.

(s) Earnings/(losses) per Share:

Basic earnings/(loss) per share are computed by dividing net income/(loss) by the weighted average number of common shares outstanding during the periods presented. There are no dilutive or potentially dilutive securities, accordingly there is no difference basic and diluted net income/(loss) per share.

(t) Income Taxes:

The Company is a Marshall Islands corporation. The Company believes that substantially all of its operations are exempt from income taxes in the Marshall Islands. The Company’s subsidiaries are, however, subject to income taxes in some of the countries in which they operate, mainly Argentina, Brazil and Paraguay. The Company’s operations in Uruguay are exempt from income taxes. As per the tax laws of the countries in which the Company operates that are subject to income taxes, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the respective tax laws.

At any point in time, the Company may have tax audits underway at various stages of completion. The Company evaluates the tax positions and establishes liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite the Company’s belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Such adjustments are reflected in the tax provision as appropriate.

The Company has tax years open ranging from 2006 and forward. The Company is generally not able to reliably estimate the ultimate settlement amounts until the close of an audit.

The Company classifies interest and penalties, related to income taxes in the consolidated statement of operations under income taxes.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A deferred tax asset is recognized for temporary differences or losses carried forward that will result in deductible amounts in future years. Valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(u) Other Taxes:

Minimum presumed income tax (MPIT):

Under the tax laws of Argentina, the Company’s subsidiaries in that country are subject to a minimum presumed income tax, or MPIT. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The subsidiaries’ tax liabilities will be the higher of income tax or MPIT. However, if the MPIT exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the MPIT that may arise in the next ten fiscal years. The Company recorded as other current assets a total amount of $757 for the year ended December 31, 2011 ($487 in 2010) in relation to MPIT.

Turnover tax:

Under the tax laws of Argentina, the Company’s subsidiaries in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.2% for the year ended December 31, 2011 (4.3% and 3.3% for 2010 and 2009, respectively). Turnover taxes are recorded as part of taxes other than income tax in the consolidated statement of operations and amounted to $3,276 for the year ended December 31, 2011 ($2,715 in 2010 and $1,500 in 2009).

(v) Dividends:

Dividends are recorded in the Company’s consolidated financial statements in the period in which they are declared.

(w) Pension Information:

The Company does not maintain any pension plans. The laws in the different countries in which the Company carries out its operations provide for pension benefits to be paid to retired employees from government pension plans and/or privately-managed pension funds.

(x) Severance Payments:

Under certain laws and labor agreements of the countries in which the Company conducts its operations, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Accrual of severance costs is made if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability. Instead, severance payments are expensed as incurred.

(y) Accounts Receivable, Net:

The amount shown as accounts receivable, net, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for losses on accounts receivable charged to the consolidated statements of operations for each of the years ended December 31, 2011, 2010 and 2009 amounted to $492, $652 and $1,351, respectively. The increase in amounts charged to expense during the year ended December 31, 2009 resulted principally from an increase in amounts invoiced for demurrages. Historically, demurrages were not systematically invoiced to clients and, accordingly, these invoices were initially subject to a higher incidence of write-off than other amounts invoiced.

(z) Recent Accounting Pronouncements:

Goodwill Impairment Guidance

In September 2011, the Financial Accounting Standards Board (“FASB”) issued an Update to simplify how public entities test goodwill for impairment. The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. We will adopt the amendment effective beginning in the first quarter of 2012. The adoption of the new amendments is not expected to have a significant impact on our consolidated financial statements.

Presentation of Comprehensive Income

In June 2011, the FASB issued an update in the presentation of comprehensive income. According to the update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. On December 23, 2011, the FASB issued an amendment to the new standard on comprehensive income to defer the requirement to measure and present reclassification adjustments from accumulated other comprehensive income to net income by income statement line item in net income and also in other comprehensive income. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. Navios Logistics elected to early adopt this amendment and adoption of the new amendment did not have a significant impact on Navios Logistics’ consolidated financial statements.

Fair Value Measurement

In May 2011, the Financial Accounting Standards Board (“FASB”) issued amendments to achieve common fair value measurement and disclosure requirements. The new guidance (i) prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of accounting is specified in another guidance, unless the exception provided for portfolios applies and is used; (ii) prohibits the application of a blockage factor in valuing financial instruments with quoted prices in active markets and (iii) extends that prohibition to all fair value measurements. Premiums or discounts related to size as a characteristic of the entity’s holding (that is, a blockage factor) instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted. A fair value measurement that is not a Level 1 measurement may include premiums or discounts other than blockage factors when market participants would incorporate the premium or discount into the measurement at the level of the unit of accounting specified in another guidance. The new guidance aligns the fair value measurement of instruments classified within an entity’s shareholders’ equity with the guidance for liabilities. As a result, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The disclosure requirements have been enhanced. The most significant change will require entities, for their recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, to include a description of the valuation processes used by the entity,

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

and to include a qualitative discussion about the sensitivity of the measurements. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The new guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The adoption of the new standard is not expected to have a significant impact on Navios Logistics’ consolidated financial statements.

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Logistics adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements within Level 3, which will be effective for Navios Logistics beginning in the first quarter of fiscal year 2011. The adoption of the new standards did not have and is not expected to have a significant impact on Navios Logistics’ consolidated financial statements.

NOTE 3: ACQUISITIONS

Acquisition of 51% of Hidronave South American Logistics S.A.

On October 29, 2009, Navios Logistics acquired 51% of the outstanding share capital of Hidronave South American Logistics S.A. (“Hidronave S.A.”) for a cash consideration of $500 and took delivery of the Nazira, a pushboat. The fair value of the asset at the acquisition date was $1,700 and the goodwill arising from the acquisition amounted to $284 and has all been allocated to the Company’s Barge Business segment.

None of the goodwill recognized is expected to be deductible for income tax purposes.

The cash contribution for the acquisition of Hidronave S.A. was financed entirely by existing cash.

The following table summarizes the fair values of the assets acquired and liabilities assumed and the allocation of purchase price at the date of acquisition:

Purchase price
Consideration to sellers (cash)	$500
Noncontrolling interest at fair value	480

Purchase price at 100%	980

Fair value of assets and liabilities acquired
Pushboat at fair value	1,700
Deferred taxes	(135)
Cash acquired	131
Long-term loan assumed	(817)
Other liabilities and credits, net	(183)

Total fair value of identifiable assets and liabilities of Hidronave	696
Goodwill	$284

The results of operations for periods prior to the acquisition, both individually and in the aggregate, were not material to the consolidated statements of operations of the Company, and accordingly, pro forma results of operations are not presented.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Release of Escrow Shares

As of December 31, 2009, excluding the remaining contingent consideration still in escrow, Navios Holdings held 65.5% of Navios Logistics’ outstanding stock. On June 17, 2010, following the release of $2,500 in cash and the 504 shares remaining in escrow upon the achievement of the EBITDA target threshold, goodwill increased by $13,370, to reflect the changes in minority interests. Navios Holdings currently holds 63.8% of Navios Logistics’ outstanding stock. The shares released from escrow on June 17, 2010 related to the Horamar acquisition were valued in the Company’s financial statements at $10,870 on the basis of their estimated fair value on the date of the release. The fair value of the escrowed shares was estimated based on a discounted cash flow analysis prepared by the Company, which projected the expected future cash flows for its logistics business and discounted those cash flows at a rate that reflects the business’ weighted-average cost of capital. This release of shares and cash from escrow, give rise to an increase in goodwill and in paid-in capital, with the corresponding decrease in cash held in escrow.

The Company used the following key methods and assumptions in the discounted cash flow analysis: (a) projected its free cash flows (EBITDA less capital expenditures and income taxes) for each of the years from 2010 through 2014 on the basis of a compound annual growth rate for revenue of approximately 8.8%; (b) prepared its cash flow projections on the basis of revenue producing assets that were owned by the logistics business as of the date of the analysis; (c) calculated a terminal value for the business by applying a growth factor of 4.9% in perpetuity to projected free cash flow for the last specifically-forecasted year (2014); (d) discounted its projected future cash flows, including the terminal value, using a weighted-average cost of capital of 12.9%; and (e) deducted net debt of the business from the discounted cash flows in arriving at estimated fair value of the logistics business.

Acquisition of Noncontrolling Interests in Joint Ventures

On July 25, 2011, the Company acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd .Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. (“Vitol”). The Company paid a total consideration of $8,500 for such noncontrolling interests ($8,638 including transactions expenses; see also Note 19), and simultaneously paid $53,155 in full and final settlement of all amounts of indebtedness of such joint ventures. The transaction was considered a step acquisition (with control maintained by Navios Logistics) and was accounted for as an equity transaction.

NOTE 4: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2011	December 31, 2010
Cash on hand and at banks	$17,519	$26,080
Short-term deposits	23,010	13,124

Total cash and cash equivalents	$40,529	$39,204

Short-term deposits are comprised of deposits with banks with original maturities of less than 90 days.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Logistics does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Logistics also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 5: ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2011	December 31, 2010
Accounts receivable	$33,429	$18,080
Less: Provision for losses on accounts receivables	(1,470)	(978)

Accounts receivable, net	$31,959	$17,102

Changes to the provision for accounts receivables are summarized as follows:

Provision for Losses on Accounts Receivables	Balance at Beginning of Year	Charges to Expenses	Amount Utilized	Acquisition of Subsidiary	Balance at End of Year
Year ended December 31, 2009	$(296)	$(1,351)	$58	$—	$(1,589)
Year ended December 31, 2010	$(1,589)	$(652)	$1,263	$—	$(978)
Year ended December 31, 2011	$(978)	$(492)	$—	$—	$(1,470)

See Note 2(r) for a discussion of credit risk. For the year ended December 31, 2011, three customers accounted for 18.1%, 10.2% and 10.0% of the Company’s revenue. For the years ended December 31, 2010 and 2009, one customer accounted for 17.5% and 10.2% of the Company’s revenue, respectively.

NOTE 6: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2011	December 31, 2010
Supplies	$3,629	$1,689
VAT and other tax credits	1,285	1,203
Insurance claims receivable, net	917	545
Deferred insurance premiums	1,047	958
Prepaid charter-in hire	203	541
Advances to suppliers	57	740
Professional fees	—	844
Other	3,454	1,167

Total prepaid expenses and other current assets	$10,592	$7,687

See note 2(f) for insurance claims receivable.

NOTE 7: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, port terminals and other fixed assets, net consist of the following:

Dry Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2008	$31,868	$(3,059)	$28,809
Additions	2,958	(987)	1,971

Balance December 31, 2009	$34,826	$(4,046)	$30,780
Additions	4,675	(1,048)	3,627

Balance December 31, 2010	$39,501	$(5,094)	$34,407
Additions	8,577	(1,222)	7,355
Disposals	(152)	103	(49)

Balance December 31, 2011	$47,926	$(6,213)	$41,713

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2008	$12,557	$(820)	$11,737
Additions	87	(1,257)	(1,170)
Transfers from tankers vessels, barges and pushboats	12,659	(437)	12,222

Balance December 31, 2009	$25,303	$(2,514)	$22,789
Additions	454	(1,423)	(969)

Balance December 31, 2010	$25,757	$(3,937)	$21,820
Additions	653	(1,316)	(663)

Balance December 31, 2011	$26,410	$(5,253)	$21,157

Tanker Vessels, Barges and Pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2008	$200,655	$(12,864)	$187,791
Additions	29,129	(15,574)	13,555
Acquisition of subsidiary (Hidronave, see Note 3)	1,700	—	1,700
Transfers to oil storage plant and port facilities for liquid cargoes	(12,659)	437	(12,222)
Disposals	(392)	250	(142)

Balance December 31, 2009	$218,433	$(27,751)	$190,682
Additions	60,471	(14,933)	45,538
Disposals	(67)	47	(20)

Balance December 31, 2010	$278,837	$(42,637)	$236,200
Additions	62,153	(15,380)	46,773

Balance December 31, 2011	$340,990	$(58,017)	$282,973

Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2008	$2,607	$(153)	$2,454
Additions	505	(202)	303
Disposals	(322)	193	(129)

Balance December 31, 2009	$2,790	$(162)	$2,628
Additions	1,443	(325)	1,118
Disposals	(94)	54	(40)

Balance December 31, 2010	$4,139	$(433)	$3,706
Additions	801	(262)	539

Balance December 31, 2011	$4,940	$(695)	$4,245

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2008	$247,687	$(16,896)	$230,791
Additions	32,679	(18,020)	14,659
Acquisition of subsidiary (Hidronave, see Note 3)	1,700	—	1,700
Disposals	(714)	443	(271)

Balance December 31, 2009	$281,352	$(34,473)	$246,879
Additions	67,043	(17,729)	49,314
Disposals	(161)	101	(60)

Balance December 31, 2010	$348,234	$(52,101)	$296,133
Additions	72,184	(18,180)	54,004
Disposals	(152)	103	(49)

Balance December 31, 2011	$420,266	$(70,178)	$350,088

As indicated in Note 10, certain assets of the Company have been pledged as collateral for loan facilities. As of December 31, 2011 and 2010, the net book value of such assets was $1,203 and $45,568, respectively.

During the first quarter of 2010, Navios Logistics began the construction of a grain drying and conditioning facility at its dry port facility in Nueva Palmira, Uruguay. The facility, which has been operational since May 16, 2011, has been financed entirely with funds provided by Navios Logistics’ dry port operations. For the construction of the facility, Navios Logistics paid $848 during the year ended December 31, 2011 and $3,043 during the year ended December 31, 2010.

In June 2009 and February 2010, the Company took delivery of two product tankers, the Makenita H and the Sara H, respectively. The purchase price of the vessels (including direct costs) amounted to approximately $25,207 and $17,981, respectively (see Note 10).

In June 2010, Navios Logistics entered into long-term bareboat agreements for two new product tankers, the Stavroula and the San San H, each with a capacity of 16,871 dwt. The San San H and the Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of their respective charter periods. The purchase price of the vessels (including direct costs) amounted to approximately $19,643 and $17,904, respectively. As of December 31, 2011, the obligations for these vessels were accounted for as capital leases and the lease payments during 2011 for both vessels were $1,040 (2010: $1,771).

During 2011, Navios Logistics used a portion of the proceeds from the Senior Notes to pay $10,819 for the acquisition of two pushboats named William Hank and Lonny Fugate and another $6,360 for the acquisition of a pushboat named WW Dyer. Additionally, Navios Logistics used a portion of such proceeds to pay $19,836 for the acquisition of 66 dry barges, $17,635 relating to transportation and other related costs associated with the acquired pushboats and barges, and $4,304 for the acquisition of a floating drydock facility.

Additionally, during 2011, Navios Logistics performed some improvements relating to its vessels, the Malva H, the Estefania H and the San San H (formerly known as the Jiujiang), amounting to $44, $611 and $1,070, respectively.

Following the acquisition of two pieces of land for $987 in 2010, in September 2011, Navios Logistics paid a total of $389 for the acquisition of a third piece of land. All of these pieces of land are located at the south of the Nueva Palmira Free Zone and were acquired as part of a project to develop a new transshipment facility for mineral ores and liquid bulks.

During 2011, Navios Logistics commenced also the construction of a new silo at its dry port facility in Nueva Palmira, Uruguay. The silo has been operational since April 2012. As of December 31, 2011, Navios Logistics had paid $6,363 for the silo construction.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The following is an analysis of the leased property under capital leases:

Vessels	December 31, 2011
San San H and Stavroula	$37,477
Less: Accumulated amortization	(905)

Net book value	$36,572

Future minimum lease payments under capital lease together with the present value of the future minimum lease payments as of December 31, 2011, are as follows:

Payment Due by Period	December 31, 2011
2012	$31,905

Total future minimum lease payments (1)	31,905
Less: amount representing interest (2)	(684)

Present value of future minimum lease payments (3)	$31,221

(1)	There are no minimum sublease rentals to be reduced by minimum payments.
(2)	Amount necessary to reduce net minimum lease payments to present value calculated at the Company’s incremental borrowing rate at the inception of the lease.
(3)	Reflected in the balance sheet as current obligations under capital leases of $31,221.

NOTE 8: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2011 and 2010 consist of the following:

December 31, 2011	Acquisition Cost	Accumulated Amortization	Disposal/Transfer to Vessel Cost	Net Book Value December 31, 2011
Trade name	$10,420	$(4,168)	$—	$6,252
Port terminal operating rights	34,060	(5,533)	—	28,527
Customer relationships	36,120	(7,728)	—	28,392
Favorable lease terms	3,780	(3,088)	—	692

Total intangible assets	$84,380	$(20,517)	$—	$63,863

December 31, 2010	Acquisition Cost	Accumulated Amortization	Disposal/Transfer to Vessel Cost	Net Book Value December 31, 2010
Trade name	$10,420	$(3,126)	$—	$7,294
Port terminal operating rights	34,060	(4,605)	—	29,455
Customer relationships	36,120	(5,954)	—	30,166
Favorable construction contracts (*)	7,600	—	(7,600)	—
Favorable lease terms	3,780	(2,396)	—	1,384

Total intangible assets	$91,980	$(16,081)	$(7,600)	$68,299

(*)	This amount is not amortized. When the vessel was delivered, the amount was capitalized as part of the cost of the vessel and then depreciated over the remaining useful life of the vessel. Following the delivery of the tanker vessels the Sara H and the Makenita H, $4,400 as of December 31, 2010 and $3,200 as of December 31, 2009, respectively, have been transferred to the cost of each vessel.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Amortization expense, net for each of the years ended December 31, 2011, 2010 and 2009, amounted to $4,436, $4,486 and $3,111, respectively.

The aggregate amortization of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$1,042	$1,042	$1,042	$1,042	$1,042	$1,042	$6,252
Port terminal operating rights	927	927	927	927	927	23,892	28,527

Customer relationships	1,775	1,775	1,775	1,775	1,775	19,517	28,392

Favorable lease terms	692	—	—	—	—	—	692

Total	$4,436	$3,744	$3,744	$3,744	$3,744	$44,451	$63,863

NOTE 9: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable consist of the following:

	December 31, 2011	December 31, 2010
Trade payable	$21,356	$21,064
Rent payable	1,602	1,205
Professional fees payable	253	322

Total accounts payable	$23,211	$22,591

Accrued expenses consist on the following:

	December 31, 2011	December 31, 2010
Accrued salaries	$6,445	$5,228
Taxes payable	4,347	2,709
Accrued fees	328	731
Accrued interest	153	81
Accrued bond coupon	3,855	—
Other	589	862

Total accrued expenses	$15,717	$9,611

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 10: BORROWINGS

Borrowings consist of the following:

	December 31, 2011	December 31, 2010

Senior Notes	$200,000	$—
Marfin Loan	—	70,000
Loan for Malva H	—	6,645
Loan for Estefania H	—	14,405
Loan for Makenita H	—	21,093
Loan for Sara H	—	14,087
Loan for Nazira	668	735
Loan for Formosa, San Lorenzo	—	457

Total borrowings	200,668	127,422
Less: current portion	(69)	(10,171)

Total long-term borrowings	$200,599	$117,251

Senior Notes

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with the Company, the “Co-Issuers”) issued $200,000 in Senior Notes (the “Senior Notes”) due on April 15, 2019 at a fixed rate of 9.25%. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Logistics Finance. The subsidiary guarantees are “full and unconditional,” as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the Senior Notes.

The Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

Under a registration rights agreement, the Co-Issuers and the subsidiary guarantors were obliged to file a registration statement prior to January 7, 2012, that enables the holders of the Senior Notes to exchange the privately placed notes with publicly registered ones with identical terms. Pursuant to this registration rights agreement, the Co-Issuers and the subsidiary guarantors filed a registration statement on November 11, 2011 that was declared effective on February 17, 2012. The exchange offer of the privately placed notes with publicly registered notes with identical terms expired on March 23, 2012 and was completed on March 27, 2012, with an aggregate amount of $191,622 in principal amount, or 95.81% of the privately placed notes tendered for exchange. The Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to the Company in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The net proceeds from the Senior Notes were $193,207 after deducting fees and estimated expenses relating to the offering. The net proceeds from the Senior Notes have been used to (i) repay existing indebtedness, including any indebtedness of Navios Logistics’ non-wholly owned subsidiaries excluding Hidronave South American Logistics S.A. (“non-wholly owned subsidiaries”), (ii) purchase barges and pushboats and (iii) to the extent there are remaining proceeds after the uses in (i) and (ii), for general corporate purposes. As of December 31, 2011 deferred financing cost and interest expense associated with the Senior Notes amounted to $6,399 and $13,048, respectively.

Marfin Facility

On March 31, 2008, the Company entered into a $70,000 loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. In March 2009, the Company transferred its loan facility of $70,000 to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one year extension and increase of the margin to 275 basis points. On March 23, 2010, the loan was extended for one additional year, providing an increase of the margin to 300 basis points. On March 29, 2011, Marfin Popular Bank committed to amend its current loan agreement with Nauticler S.A., to provide for a $40,000 revolving credit facility. On April 12, 2011, following the completion of the sale of the Senior Notes by the Co-Issuers, Navios Logistics fully repaid the $70,000 loan facility with Marfin Popular Bank using a portion of the proceeds of the Senior Notes. As of December 31, 2011, the loan documentation for the $40,000 revolving credit facility had not been completed and the facility had not been drawn. On March 20, 2012, Marfin Popular Bank Co. Ltd. and Nauticler S.A finalized the documentation of the $40,000 revolving credit facility for working and investing capital purposes. The loan bears interest based on a margin of 300 basis points and the obligations will be secured by mortgages on four tanker vessels or alternative security over the assets acceptable to the bank. The commitment requires that we are in compliance with the covenants contained in the indenture governing the Senior Notes. The loan is initially repayable 12 months after drawdown with extension options available.

Other Indebtedness

In connection with the acquisition of Horamar, Navios Logistics had assumed a $9,500 loan facility that was entered into by its majority owned subsidiary, HS Shipping Ltd. Inc. in 2006, in order to finance the construction of a 8,974 dwt double-hull tanker, the Malva H. After the vessel’s delivery, the interest rate has been LIBOR plus 150 basis points. The loan was repayable in installments of at least 90% of the amount of the last hire payment due by Horamar to be paid to HS Shipping Ltd. Inc. The loan was repayable by December 31, 2011 and could have been prepaid before such date, upon two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Senior Notes.

Navios Logistics assumed a $2,286 loan facility that was entered into, by its majority owned subsidiary, Thalassa Energy S.A., in October 2007 to finance the purchase of two self-propelled barges, the Formosa and the San Lorenzo. The loan bears interest at LIBOR plus 150 basis points. The loan was repayable in five equal installments of $457, which were made in November 2008, June 2009, January 2010, August 2010, and March 2011. The loan was secured by a first priority mortgage over the two self-propelled barges. As of December 31, 2011, the loan was repaid in full.

On September 4, 2009, Navios Logistics entered into a loan facility in order to finance the acquisition cost of the Estefania H for an amount of up to $18,710 that bears interest at LIBOR plus 225 basis points. The loan was repayable in installments of at least the higher of (a) 90% of the amount of the last hire payment due to HS Navigation Inc. prior to the repayment date; and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by May 15, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. As of December 31, 2010, the amount outstanding under this facility was $14,405. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Senior Notes.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

On December 15, 2009, in order to finance the acquisition cost of the Makenita H, Navios Logistics entered into a loan facility for $24,000, which bore interest at LIBOR plus 225 basis points. The loan was repayable in installments of at least the higher of (a) 90% of the amount of the last hire payment due to HS Tankers Inc. prior to the repayment date; and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by March 24, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. As of December 31, 2010, the amount outstanding under this facility was $21,093. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Senior Notes.

On December 20, 2010, in order to finance the acquisition cost of the Sara H, Navios Logistics entered into a loan facility for $14,385, which bore interest at LIBOR plus 225 basis points. The loan was repayable in installments of at least the higher of (a) 90% of the amount of the last hire payment due to HS South Inc. prior to the repayment date; and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by May 24, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Senior Notes.

In connection with the acquisition of Hidronave S.A. in October 29, 2009, the Company assumed an $817 loan facility that was entered into by Hidronave S.A. prior to the repayment date in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2011, the outstanding loan balance was $668 ($735 in 2010). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

In connection with the loans, the Company is subject to certain covenants and commitments and certain of its assets are restricted as collateral. The Company was in compliance with all the covenants for the years ended December 31, 2011 and 2010.

The maturity table below reflects future capital payments of the long-term debt outstanding as of December 31, 2011, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
2012	$69
2013	69
2014	69
2015	69
2016	69
2017 and thereafter	200,323

Total	$200,668

NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosures about fair value of financial instruments

Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. See Note 5 for details of concentration of credit risk.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Quoted market prices are used when available. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

characteristics of various financial instruments, prepayments, discount rates, and estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

	December 31, 2011		December 31, 2010
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$40,529	$40,529	$39,204	$39,204
Restricted cash	$—	$—	$564	$564
Accounts receivable, net	$31,959	$31,959	$17,102	$17,102
Accounts payable	$(23,211)	$(23,211)	$(22,591)	$(22,591)
Senior notes	$(200,000)	$(158,500)	$—	$—
Capital lease obligations	$(31,221)	$(31,221)	$(32,261)	$(32,261)
Long-term debt, including current portion	$(668)	$(668)	$(127,422)	$(127,422)

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Company. For certain assets and liabilities, the information required is supplemental with additional information relevant to an understanding of the fair value.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Accounts receivable: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and because there were no significant changes in interest rates. All amounts that are assumed to be uncollectible are written off and/or reserved.

Accounts payable: The carrying amounts of accounts payable reported in the balance sheet approximate their fair value due to the short-term nature of these accounts payable and because there were no significant changes in interest rates.

Borrowings: The carrying amounts of the floating rate loans approximate their fair value. The Senior Notes are fixed rate borrowings and their fair value was determined based on quoted market prices.

Capital leases: The capital leases are fixed rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

The estimated fair values of the Company’s financial instruments are as follows:

NOTE 12: TIME CHARTER, VOYAGE AND PORT TERMINAL EXPENSES

Time charter, voyage and port terminal expenses for the year ended December 31, 2011, 2010 and 2009 were as follows:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Fuel	$19,550	$17,457	$16,638
Time charter	5,932	5,359	3,743
Ports payroll and related costs	4,060	3,155	2,273
Docking expenses	2,831	2,049	1,689
Maritime and regulatory fees	1,210	1,677	1,026
Towing expenses	3,626	1,457	3,848
Office and general expenses	4,471	4,256	3,211

Total	$41,680	$35,410	$32,428

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 13: DIRECT VESSEL EXPENSES

Direct vessel expenses for the year ended December 31, 2011, 2010 and 2009 were as follows:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Payroll and related costs	$43,587	$33,550	$25,446
Insurances	2,437	2,441	2,437
Repairs and maintenance	10,128	8,229	3,854
Lubricants	1,054	540	515
Other expenses	6,216	5,662	4,843

Total	$63,422	$50,422	$37,095

NOTE 14: GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses at December 31, 2011, 2010 and 2009 were as follows:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Payroll and related costs	$7,211	$4,906	$3,745
Professional fees	3,000	3,685	3,081
Other expenses	3,451	3,619	2,289

Total	$13,662	$12,210	$9,115

NOTE 15: COMMITMENTS AND CONTINGENCIES

In connection with the acquisition of Horamar, the Company recorded liabilities for certain pre-acquisition contingencies amounting to $6,632 ($2,907 relating to VAT-related matters, $1,703 for withholding tax-related matters, $1,511 relating to provisions for claims and others and $511 for income tax-related matters) that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify the Company in the event that any of the above contingencies materialize before agreed-upon dates, extending to various dates through January 2020. As of December 31, 2011, the remaining liability related to these pre-acquisition contingencies amounted to $2,764 ($4,674 in 2010; $6,003 in 2009) and was entirely offset by an indemnification asset for the same amount, which was reflected in other non-current assets.

As of December 31, 2010 the Company had issued a guarantee and indemnity letter that guaranteed the performance by Petrolera San Antonio S.A. (Petrosan) of all its obligations to Vitol S.A. (Vitol) up to $4,000. This guarantee expired on August 18, 2011.

On July 19, 2011 and in consideration of Gunvor S.A. entering into sales of oil or petroleum products with Petrosan, the Company has undertaken to pay to Gunvor S.A. on first demand any obligations arising directly from the non-fulfillment of said contracts. The guarantee did not exceed $1,500 and remained in full force and effect until December 31, 2011.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

As of March 1, 2012 the Company issued a guarantee and indemnity letter that guaranteed the performance by Petrosan of all its obligations to Vitol up to $10,000. This guarantee expires on March 1, 2013.

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company’s consolidated financial position or results of operations.

NOTE 16: INCOME TAXES

As indicated in Note 2(t), the Company is a Marshall Islands corporation. However, the Company is subject to tax in Argentina, Brazil and Paraguay, jurisdictions where certain of its subsidiaries operate. The Company’s operations in Panama and Uruguay are not taxed. The corporate income tax rate in Argentina, Brazil and Paraguay is 35%, 34% and 10%, respectively for the year ended December 31, 2011.

The components of income before taxes in consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009 are as follows:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Argentina	$(1,722)	$(4,608)	$(2,991)
Paraguay	(3,158)	(3,338)	(6,122)
Uruguay	11,933	15,218	14,981
Panama	(5,641)	2,239	(980)
Others	(1,281)	(1,949)	257

Total Income before income taxes and noncontrolling interest	$236	$7,561	$5,145

Income tax benefit/(expense) is comprised of:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Current	$(376)	$(737)	$(1,580)
Deferred	2,638	1,743	2,956

Total Argentina	$2,262	$1,006	$1,376

Current	$(753)	$(580)	$(486)
Deferred	(1,161)	(490)	764

Total Paraguay	$(1,914)	$(1,070)	$278

Total income tax benefit/(expense)	$348	$(64)	$1,654

A reconciliation between the income tax expense resulting from applying the Marshall Islands, Panamanian or Uruguayan statutory income tax rate and the reported income tax expense has not been presented herein, as it would not provide any additional useful information to the users of these consolidated financial statements, as the Company’s net income is subject to neither Marshall Islands, Panama nor Uruguay tax.

A reconciliation between the income tax expense resulting from applying the Brazilian or Paraguayan statutory income tax rate and the reported income tax expense has not been presented herein since these amounts are not material to the consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Reconciliation of income tax benefit to taxes calculated based on Argentinean statutory tax rate is as follows:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Income before income taxes and noncontrolling interest	$(1,722)	$(4,608)	$(2,991)
Statutory tax rate	35%	35%	35%

Income before taxes at the statutory tax rate	603	1,613	1,047
Permanent differences	1,659	(607)	329

Income tax benefit of the year	$2,262	$1,006	$1,376

At December 31, 2011, Argentinean subsidiaries had accumulated benefit from tax loss carry-forward (“NOLs”) for a consolidated total of $1,744 ($435 in 2010) that expires mainly in 2015. The use of the NOLs and MPIT will depend upon future taxable income in Argentina.

The components of deferred income taxes included on the balance sheets were as follows:

	December 31, 2011	December 31, 2010
Deferred income tax assets:
Tax loss carry-forward	$920	$435
Other deferred income tax assets	755	485

Total deferred income tax assets	1,675	920

Deferred income tax liabilities:
Intangible assets	(12,360)	(13,546)
Property, plant and equipment, net	(5,513)	(6,239)
Other	(3,430)	(2,240)

Total deferred income tax liabilities	(21,303)	(22,025)

Net deferred income tax liabilities	$(19,628)	$(21,105)

NOTE 17: LEASES

Chartered-out:

As of December 31, 2011, the future minimum revenue, net of commissions (where applicable), expected to be earned on non-cancelable time charters, COA’s with minimum guaranteed volumes and contracts with minimum guaranteed throughput in the company’s ports were as follows:

Amount
2012	$77,096
2013	53,646
2014	35,625
2015	20,781
2016	18,095
2017 and thereafter	—

Total minimum revenue, net of commissions	$205,243

Revenues from time charter are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Chartered-in:

As of December 31, 2011, the Company’s future minimum commitments, net of commissions under chartered-in vessels were as follows:

Amount
2012	$5,216
2013	3,253
2014	653
2015	620
2016	465
2017 and thereafter	—

Total	$10,207

For the year ended December 31, 2011, charter hire expense for chartered-in pushboats and barges amounted to $5,910 ($5,359 and $3,743 in 2010 and 2009, respectively).

Office space:

The future minimum commitments under lease obligations for office space are as follows:

Amount
2012	$248
2013	145
2014	110
2015	95
2016	66
2017 and thereafter	197

Total	$861

Rent expense for office space amounted to $211 for the year ended December 31, 2011 ($117 in 2010 and $71 in 2009).

NOTE 18: TRANSACTIONS WITH RELATED PARTIES

At December 31, 2011 and 2010, the amounts due to affiliate companies were as follows:

	December 31, 2011	December 31, 2010
Navios Holdings	$2,000	$155

Amounts due to affiliate companies do not accrue interest and do not have a specific due date for their settlement.

Navios Logistics rents barges and pushboats and pays expenses for lodging at a hotel indirectly owned by certain members of the Lopez family. In relation to these transactions, amounts payable to other related parties different from Navios Holdings, amounted to $332 as of December 31, 2011 ($322 in 2010) and rent expense for the year ended December 31, 2011, amounted to $1,945 ($2,155 in 2010 and $2,165 in 2009).

Leases: On October 2, 2006, Petrovia S.A. and Mercopar SACI, two wholly owned subsidiaries of Navios Logistics, entered into lease agreements with Holdux Maritima Leasing Corp., a Panamanian corporation owned by the estate of Horacio A. Lopez (the father of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Lopez). The lease agreements provide for the leasing of one pushboat and three tank barges. The total annual lease payments were $620. The initial lease agreements expired in October 2011 and have been renewed until October 2016.

On July 1, 2007, Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, entered into two lease agreements with Mercotrans S.A. and Mercoparana S.A., two Argentinean corporations owned by the estate of Horacio A. Lopez (the father of Claudio Pablo Lopez, Carlos Augusto Lopez and Horacio Enrique Lopez). The lease agreements provide for the leasing of one pushboat and three tank barges. The total annual lease payments are $1,500 and the lease agreements expire in 2012. The lease agreement with Mercotrans S.A. was terminated on July 20, 2011.

Lodging: Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, obtains lodging services from Empresa Hotelera Argentina S.A./(NH Lancaster) an Argentinean corporation owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. The total annual expense payments were $58 as of December 31, 2011 ($35 in 2010 and $45 in 2009). The Company believes that the terms and provisions of the lodgings are the same as those that would have been agreed with an unrelated third party.

General & administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2011 amounted to $375 ($0 for each of the years ended December 31, 2010 and 2009).

Voyage expenses: Navegacion Guarani S.A, a wholly owned subsidiary of Navios Logistics, obtains bunkers from Dieselcom Transportadora e Revendora de Dieselcombustivel S.A a Brazilian corporation, which is controlled by family members of the noncontrolling shareholder of Hidronave South American Logistics S.A, Michel Chaim. Voyage expenses charged for the year ended December 31, 2011 amounted to $653 ($77 in 2010 and $0 in 2009).

The Company believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

Shareholders’ Agreement

Pursuant to a shareholders’ agreement (the “Shareholders’ Agreement”) entered into in January 2008 in connection with the original combination of the Uruguayan port business and the upriver barge business, Grandall Investments S.A. (an entity owned and controlled by Lopez family members, including Claudio Pablo Lopez, our Chief Executive Officer and Vice Chairman) has certain rights as our shareholders, including certain rights of first offer, rights of first refusal, tag along rights, exit options and veto rights.

Pursuant to an amendment dated June 17, 2010, when we become subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), the shares of our common stock held by Navios Holdings were to convert into shares of Class B Common Stock, with each share of Class B Common Stock entitling its holder to ten votes per share. Navios Holdings has currently waived such conversion provision, in connection with the effectiveness on February 17, 2012 of our registration statement filed in relation to our Senior Notes. If and when the conversion occurs, it will permit Navios Holdings to control our business even if it does not hold a majority economic interest in our company.

Employment Agreements

The Company has executed employment agreements with several of its key employees who are noncontrolling shareholders of the Company. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete.

The employment agreements initially expired in December 31, 2009, but renew automatically for successive one-year periods until either party gives 90 days written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $280 to $340 per year, annual bonuses and other incentives provided certain performance targets are achieved. Under the agreements, the Company accrued compensation totaling $900 for the year ended December 31, 2011 ($900 in 2010; $900 in 2009).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 19: SHARE CAPITAL

Common shares and shareholders

On August 4, 2010, the Company has amended its articles of incorporation increasing its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.

As of December 31, 2011 and 2010, the Company has issued 20,000 shares of common stock, $1.00 par value.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

The 1,007 shares issued as part of the Horamar Group acquisition were released from escrow to the former shareholders of Horamar upon achievement of the EBITDA target threshold. The 1,007 shares have been reflected as part of the Company’s outstanding shares from the date of issuance since these shares have been irrevocably issued on January 1, 2008 with the identity of the ultimate recipient to be determined at a future date. Following the achievement of the EBITDA targets mentioned in Note 1, the shares were delivered to the Horamar Group shareholders, otherwise they would have been delivered to Navios Holdings.

On July 25, 2011, the Navios Logistics acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol. The Company paid a total consideration of $8,500 for such noncontrolling interests ($8,638 including transactions expenses), and simultaneously paid $53,155 in full and final settlement of all amounts of indebtedness of such joint ventures under certain loan agreements. Since the Company already consolidated these joint ventures, the transaction was considered a step acquisition (with control maintained by Navios Logistics) and was accounted for as an equity transaction. An amount of $10,850, which is equal to the difference between the carrying value of the noncontrolling interests as of July 25, 2011 ($19,488) and the fair value of the total consideration paid including transaction expenses ($8,638) was recorded in Additional Paid in Capital. As a result, after the consummation of the transaction, the percentage of ownership of the Company in its subsidiaries is the following:

	Percentage of ownership
Company Name	After July 25, 2011	Before July 25, 2011
Thalassa Energy S.A.	100%	62.50%
HS Tankers Inc	100%	51%
HS Navigation Inc.	100%	51%
HS Shipping Ltd. Inc.	100%	62.50%
HS South Inc.	100%	62.50%

NOTE 20: RESTRICTIONS ON DISTRIBUTION OF PROFITS

Under the laws of the countries in which the Company conducts its operations, the Company is subject to certain restrictions on the distribution of profits. Under the laws of Argentina, Brazil, Paraguay and Uruguay, a minimum of 5% of net income for the year calculated in accordance with local generally accepted accounting principles, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital of those subsidiaries.

The payment of dividends is in the discretion of Navios Logistics’ board of directors. The Company has not paid a dividend to date, and anticipates retaining most of its future earnings, if any, for use in its operations and the expansion of its business. Any determination as to dividend policy will be made by the Company’s board of directors and will depend on a number of factors, including the provisions of Marshall Islands law, our future earnings, capital requirements, financial condition and future prospects and such other factors as the Company’s board of directors may deem relevant. See also Note 10 for restrictions on distribution of dividends under the indenture governing the Senior Notes.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

As of December 31, 2010, the Company’s ability to pay dividends was restricted by the terms of a loan facility between the Company and Marfin Popular Bank Public Co. Ltd. On April 12, 2011, this loan facility was fully repaid and as a result, any restrictions on the distribution of dividends arising from this facility were cancelled.

As of December 31, 2011, the Company’s ability to pay dividends was restricted by the indenture governing the senior notes.

NOTE 21: (LOSSES)/EARNINGS PER COMMON SHARE

Basic and diluted net (losses)/earnings per share are computed using the weighted-average number of common shares outstanding. The computations of basic and diluted (losses)/earnings per share for each of the years ended December 31, 2011, 2010 and 2009, are as follows:

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Net (loss)/income attributable to Navios Logistics’ stockholders	$(196)	$5,600	$5,351

Weighted average number of shares, basic and diluted	20,000	20,000	20,000

Net (losses)/earnings per share from continuing operations:
Basic	$(0.0098)	$0.2800	$0.2676

Diluted	$(0.0098)	$0.2800	$0.2676

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

At December 31, 2011, 2010 and 2009, the Company had no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net (losses)/earnings per share.

NOTE 22: SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for each of the years ended December 31, 2011, 2010 and 2009 amounted to $312, $1,758 and $2,409, respectively.

During 2009, interest amounting to $4,139 was reclassified as long-term debt ($0 in 2010 and 2011).

During the year ended December 31, 2010, the Company recorded a contributions receivable from noncontrolling shareholders of $1,350 which was settled and off-set by amounts payable to these noncontrolling shareholders. During the year ended December 31, 2009, noncontrolling shareholders contributed an amount of $2,801, which consisted of $564 received in cash during 2009 and the remaining $2,237 recorded as contributions receivable from noncontrolling shareholders as of December 31, 2009. During 2010, the $2,237 was settled and off-set by amounts payable to these noncontrolling shareholders.

During the year ended December 31, 2011, the Company accrued the amount of $299 for deferred financing costs related to the amendment of the Marfin loan facility on March 29, 2011.

NOTE 23: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use net income attributable to common stockholders to evaluate operating performance of each segment. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Historically, Navios Logistics had two reportable segments, Logistics Business and Dry Port Terminal Business. Following recent business developments, beginning in 2011, Navios Logistics reports its operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations (previously identified as the Dry Port Terminal Business) and the liquid port terminal operations previously included in the Logistics Business segment. The previously identified Logistics Business segment is further split to form the Barge Business segment and the Cabotage Business segment. The information for the years ended December 31, 2010 and 2009 has been reclassified in accordance with the new reportable segments. The information reported to the chief operating decision maker has been modified in accordance with the change in reportable segments. A general description of each segment follows:

The Port Terminal Business segment:

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

(i) Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs. Its dry port terminal is located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers. The terminal operates 24 hours per day, seven days per week, and is ideally located to provide its customers, primarily leading international grain and commodity houses, with a convenient and efficient outlet for the transfer and storage of a wide range of commodities originating in the Hidrovia region.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(ii) Liquid port terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. Its port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. The port facility serves international operators from Paraguay and Bolivia supplying products that support the growing demand for energy. Because Paraguay is not an oil producing country, its needs for both crude and refined petroleum products are served entirely by imports. The main sources of supply are from Argentina and, to a much lesser extent, Bolivia. The strategic location of the terminal at the center of the Paraguay-Parana waterway has comparative advantages for the provision of services to both southern and northern regions.

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a Contract of Affreightment (“CoA”) basis.

The Cabotage Business segment

Navios Logistics owns and operates oceangoing vessels to support the transportation needs of its customers in the South American coastal trade business. The Company believes it operates the largest in terms of capacity and one of the youngest Argentine cabotage fleets. Its fleet consists of six oceangoing product tanker vessels and two self propelled barges. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on net income.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the years ended December 31, 2011, 2010 and 2009:

	Port Terminal Business Segment for the Year Ended December 31, 2011	Cabotage Business Segment for the Year Ended December 31, 2011	Barge Business Segment for the Year Ended December 31, 2011	Total
Time charter, voyage and port terminal revenues	$23,347	$51,228	$91,050	$165,625
Sales of products	69,063	—	—	69,063
Time charter, voyage and port terminal expenses	(8,553)	(1,109)	(32,018)	(41,680)
Direct vessel expenses	—	(31,276)	(32,146)	(63,422)
Cost of products sold	(66,757)	—	—	(66,757)
Depreciation of vessels, port terminals and other fixed assets, net	(2,538)	(4,300)	(11,342)	(18,180)
Amortization of intangible assets and liabilities, net	(927)	—	(3,509)	(4,436)
Amortization of deferred drydock and special survey costs	—	(212)	(506)	(718)
General and administrative expenses	(2,337)	(291)	(11,034)	(13,662)
Provision for losses on accounts receivable	(28)	—	(464)	(492)
Taxes other than income taxes	(193)	(4,861)	(3,880)	(8,934)
Gain on sale of assets	36	—	—	36
Interest expense and finance cost, net	—	(4,344)	(12,730)	(17,074)
Interest income	459	—	384	843
Foreign exchange differences	(182)	—	(463)	(645)
Other income, net	36	—	633	669

Income/(loss) before income taxes and noncontrolling interest	11,426	4,835	(16,025)	236

Income tax (expense)/benefit	(390)	(325)	1,063	348

Net income/(loss)	11,036	4,510	(14,962)	584
Less: Net income attributable to the noncontrolling interest	—	(641)	(139)	(780)

Net income/(loss) attributable to Navios Logistics’ stockholders	$11,036	$3,869	$(15,101)	$(196)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Year Ended December 31, 2010	Cabotage Business Segment for the Year Ended December 31, 2010	Barge Business Segment for the Year Ended December 31, 2010	Total
Time charter, voyage and port terminal revenues	$23,374	$37,086	$76,296	$36,756
Sales of products	51,217	—	—	51,217
Time charter, voyage and port terminal expenses	(7,411)	(2,181)	(25,818)	(35,410)
Direct vessel expenses	—	(18,519)	(31,903)	(50,422)
Cost of products sold	(47,073)	—	—	(47,073)
Depreciation of vessels, port terminals and other fixed assets, net	(2,471)	(3,433)	(11,825)	(17,729)
Amortization of intangible assets and liabilities, net	(927)	—	(3,559)	(4,486)
Amortization of deferred drydock and special survey costs	—	(35)	(359)	(394)
General and administrative expenses	(2,088)	(260)	(9,862)	(12,210)
Provision for losses on accounts receivable	—	—	(652)	(652)
Taxes other than income taxes	—	(4,101)	(3,820)	(7,921)
Gain on sale of assets	—	—	52	52
Interest expense and finance cost, net	—	(1,582)	(2,944)	(4,526)
Interest income	257	—	41	298
Foreign exchange differences	(46)	—	43	(3)
Other (expense)/income, net	(37)	—	101	64

Income/(loss) before income taxes and noncontrolling interest	14,795	6,975	(14,209)	7,561
Income tax (expense)/benefit	(61)	(938)	935	(64)

Net income/(loss)	14,734	6,037	(13,274)	7,497
Less: Net income/(loss) attributable to the noncontrolling interest	—	(2,007)	110	(1,897)

Net income/(loss) attributable to Navios Logistics’ stockholders	$14,734	$4,030	$(13,164)	$5,600

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Year Ended December 31, 2009	Cabotage Business Segment for the Year Ended December 31, 2009	Barge Business Segment for the Year Ended December 31, 2009	Total
Time charter, voyage and port terminal revenues	$17,988	$5,830	$68,445	$112,263
Sales of products	26,627	—	—	26,627
Time charter, voyage and port terminal expenses	(5,483)	(957)	(25,988)	(32,428)
Direct vessel expenses	—	(10,998)	(26,097)	(37,095)
Cost of products sold	(24,246)	—	—	(24,246)
Depreciation of vessels, port terminals and other fixed assets, net	(2,244)	(2,806)	(12,970)	(18,020)
Amortization of intangible assets and liabilities, net	(971)	—	(2,140)	(3,111)
Amortization of deferred drydock and special survey costs	—	—	(270)	(270)
General and administrative expenses	(1,559)	(194)	(7,362)	(9,115)
Provision for losses on accounts receivable	—	—	(1,351)	(1,351)
Taxes other than income taxes	—	(2,385)	(2,436)	(4,821)
Gain on sale of assets	—	—	—	—
Interest expense and finance cost, net	—	(1,282)	(2,964)	(4,246)
Interest income	9	—	2	11
Foreign exchange differences	57	—	321	378
Other income, net	257	—	312	569

Income/(loss) before income taxes and noncontrolling interest	10,435	7,208	(12,498)	5,145
Income tax (expense)/benefit	(39)	(858)	2,551	1,654

Net income/(loss)	10,396	6,350	(9,947)	6,799
Less: Net income attributable to the noncontrolling interest	—	(1,416)	(32)	(1,448)

Net income/(loss) attributable to Navios Logistics’ stockholders	$10,396	$4,934	$(9,979)	$5,351

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels amounted to $282,973 and $236,200 at December 31, 2011 and 2010, respectively.

All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment, including constructions in progress, amounted to $62,870 and $56,227 as of December 31, 2011 and 2010, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $35,336 and $38,844 as of December 31, 2011 and 2010, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $28,527 and $29,455 as of December 31, 2011 and 2010, respectively.

In accordance with ASC 350-20-35-45, goodwill resulting from the acquisitions of Horamar and Hidronave S.A., which had been allocated to the Logistics Business through December 31, 2010, was re-allocated to the three segments by allocating $22,142 to the Port Terminal Business, $40,868 to the Barge Business and $41,086 to the Cabotage Business. All three segments previously comprised a part of the Logistics Business reporting unit on a relative fair value basis.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 24: OTHER FINANCIAL INFORMATION

The Company’s 9.25% Senior Notes issued on April 15, 2011, are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Navios Logistics Finance (US) Inc. The subsidiary guarantees are full and unconditional, as such term is defined by Regulation S-X Rule 3-10, except that the indenture governing the Senior Notes provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the Senior Notes. On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd., and HS South Inc. As a result, from July 25, 2011, all subsidiaries, except for the non-guarantor subsidiary, Hidronave South American Logistics S.A., are 100% owned. These condensed consolidating statements have been prepared on an equity basis as permitted by U.S. GAAP.

Statement of operations for the year ended December 31, 2011	Navios South American Logistics Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Time charter, voyage and port terminal revenues	$—	$165,573	$3,915	$(3,863)	$165,625
Sales of products	—	69,063	—		69,063
Time charter, voyage and port terminal expenses	—	(43,309)	(2,234)	3,863	(41,680)
Direct vessel expenses	—	(62,808)	(614)	—	(63,422)
Cost of products sold	—	(66,757)	—	—	(66,757)
Depreciation of vessels, port terminals and other fixed assets, net	—	(18,006)	(174)	—	(18,180)
Amortization of intangible assets and liabilities, net	—	(4,436)	—	—	(4,436)
Amortization of deferred drydock and special survey costs	—	(718)	—	—	(718)
General and administrative expenses	(1,904)	(11,000)	(758)	—	(13,662)
Provision for losses on accounts receivable	—	(492)	—	—	(492)
Taxes other than income taxes	—	(8,934)	—	—	(8,934)
Gain on sale of assets	—	36	—	—	36
Interest expense and finance cost, net	(2,504)	(14,506)	(64)	—	(17,074)
Interest income	251	574	18	—	843
Foreign exchange differences	—	(825)	180	—	(645)
Other income, net	—	669	—	—	669

(Loss)/income before equity in net earnings of affiliated companies	(4,157)	4,124	269	—	236
Equity in net earnings/(losses) of affiliated companies and joint ventures	3,961	134	—	(4,095)	—

(Loss)/income before taxes	(196)	4,258	269	(4,095)	236
Income tax benefit	—	344	4	—	348

Net (loss)/income	(196)	4,602	273	(4,095)	584
Less: Net (income)/loss attributable to the noncontrolling interest	—	(641)	(139)	—	(780)

Net (loss)/income attributable to Navios Logistics’ stockholders	$(196)	$3,961	$134	$(4,095)	$(196)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Statement of operations for the year ended December 31, 2010	Navios South American Logistics Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Time charter, voyage and port terminal revenues	$—	$136,618	$2,133	$(1,995)	$136,756
Sales of products	—	51,217	—	—	51,217)
Time charter, voyage and port terminal expenses	—	(36,202)	(1,203)	1,995	(35,410)
Direct vessel expenses	—	(49,991)	(431)	—	(50,422)
Cost of products sold	—	(47,073)	—	—	(47,073)
Depreciation of vessels, port terminals and other fixed assets, net	—	(17,655)	(74)	—	(17,729)
Amortization of intangible assets and liabilities, net	—	(4,486)	—	—	(4,486)
Amortization of deferred drydock and special survey costs	—	(394)	—	—	(394)
General and administrative expenses	(827)	(10,829)	(554)	—	(12,210)
Provision for losses on accounts receivable	—	(652)	—	—	(652)
Taxes other than income taxes	—	(7,921)	—	—	(7,921)
Gain on sale of assets	—	52	—		52
Interest expense and finance cost, net	—	(4,469)	(57)	—	(4,526)
Interest income	—	270	28	—	298
Foreign exchange differences	—	79	(82)	—	(3)
Other income, net	—	64	—	—	64

(Loss)/income before equity in net earnings of affiliated companies	(827)	8,628	(240)	—	7,561
Equity in net earnings/(losses) of affiliated companies and joint ventures	6,427	(126)	—	(6,301)	—

Income/(loss) before taxes	5,600	8,502	(240)	(6,301)	7,561
Income tax (expense)/benefit	—	(68)	4	—	(64)

Net income/(loss)	5,600	8,434	(236)	(6,301)	7,497
Less: Net (income)/loss attributable to the noncontrolling interest	—	(2,007)	110	—	(1,897)

Net income/(loss) attributable to Navios Logistics’ stockholders	$5,600	$6,427	$(126)	$(6,301)	$5,600

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Statement of operations for the year ended December 31, 2009	Navios South American Logistics Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Time charter, voyage and port terminal revenues	$—	$112,127	$701	$(565)	$112,263
Sale of products	—	26,627	—	—	26,627
Time charter, voyage and port terminal expenses	—	(32,582)	(411)	565	(32,428)
Direct vessel expenses	—	(36,960)	(135)	—	(37,095)
Cost of products sold	—	(24,246)	—	—	(24,246)
Depreciation of vessels, port terminal and other fixed assets, net	—	(17,990)	(30)	—	(18,020)
Amortization of intangible assets and liabilities, net	—	(3,111)	—	—	(3,111)
Amortization of deferred drydock and special survey costs	—	(270)	—	—	(270)
General and administrative expenses	(536)	(8,435)	(144)	—	(9,115)
Provision for losses on accounts receivable	—	(1,351)	—	—	(1,351)
Taxes other than income taxes	—	(4,821)	—	—	(4,821)
Gain on sale of assets	—	—	—	—	—
Interest expenses and finance cost, net	—	(4,231)	(15)	—	(4,246)
Interest income	—	11	—	—	11
Foreign exchange differences	—	321	57	—	378
Other income, net	—	524	45	—	569

(Loss)/income before equity in net earnings of affiliated companies	(536)	5,613	68	—	5,145
Equity in net earnings/(losses) of affiliated companies and joint ventures	5,887	38	—	(5,925)	—

Income/(loss) before taxes	5,351	5,651	68	(5,925)	5,145
Income tax benefit	—	1,653	1	—	1,654

Net income/(loss)	5,351	7,304	69	(5,925)	6,799
Less: Net income attributable to the noncontrolling interest	—	(1,417)	(31)	—	(1,448)

Net income/(loss) attributable to Navios Logistics’ stockholders	$5,351	$5,887	$38	$(5,925)	$5,351

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Balance Sheet as at December 31, 2011	Navios South American Logistics Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$81	$40,111	$337	$—	$40,529
Restricted cash	—	—	—	—	—
Accounts receivable, net	—	31,875	84	—	31,959
Due from affiliate companies	206,936	15,534	1,351	(223,821)	—
Intercompany receivables	12,133	(11,592)	—	(541)	—
Prepaid expenses and other current assets	734	9,820	38	—	9,858
Inventories	—	2,872	—	—	2,872

Total current assets	219,884	88,620	1,810	(224,362)	85,952

Noncurrent assets
Vessels, port terminal and other fixed assets, net	—	348,529	1,559	—	350,088
Investments in affiliates	314,456	679	—	(315,135)	—
Goodwill and other intangible assets	—	167,675	284	—	167,959
Deferred dry dock and special survey costs, net	—	6,869	—	—	6,869
Deferred financing costs and other long term assets	6,399	3,964	3	—	10,366

Total noncurrent assets	320,855	527,716	1,846	(315,135)	535,282

Total assets	540,739	616,336	3,656	(538,497)	621,234

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	23,046	165	—	23,211
Due to affiliate companies	15,873	213,041	1,253	(223,821)	6,346
Accrued expenses	4,182	6,963	226	—	11,371
Deferred income	—	4,492	—	—	4,492
Current portion of capital lease obligations	—	31,221	—	—	31,221
Current portion of long term debt	—	—	69	—	69

Total current liabilities	20,055	278,764	1,713	(223,821)	76,710

Noncurrent liabilities
Senior Notes	200,000	—	—	—	200,000
Long term debt, net of current portion	—	—	599	—	598
Capital lease obligations, net of current portion	—	—	—	—	—
Other long term liabilities	—	3,072	—	—	3,072
Deferred tax liability	—	19,503	125	—	19,628

Total noncurrent liabilities	200,000	22,576	724	—	223,299

Total liabilities	220,055	301,340	2,437	(223,822)	300,010

STOCKHOLDERS’ EQUITY
Total Navios Logistics stockholders’ equity	320,684	314,997	679	(315,676)	320,684

Noncontrolling interest	—	—	541	—	541

Total stockholders’ equity	320,684	314,997	1,220	(315,676)	321,225

Total liabilities and stockholders’ equity	$540,739	$616,337	$3,657	$(539,498)	$621,234

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Balance Sheet as at December 31, 2010	Navios South American Logistics Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$—	$38,341	$863	$—	$39,204
Restricted cash	—	564	—	—	564
Accounts receivable, net	—	17,102	—	—	17,102
Due from affiliate companies	—	1,925	1,054	(2,979)	—
Intercompany receivables	11,923	(11,521)	—	(402)	—
Prepaid expenses and other current assets	844	6,809	34	—	7,687
Inventories	—	5,867	—	—	5,867

Total current assets	12,767	59,087	1,951	(3,381)	70,424

Noncurrent assets
Vessels, port terminal and other fixed assets, net	—	294,445	1,688	—	296,133
Investments in affiliates	299,645	408	—	(300,053)	—
Goodwill and other intangible assets	—	172,111	284	—	172,395
Deferred dry dock and special survey costs, net	—	2,041	—	—	2,041
Deferred financing costs and other long term assets	—	6,464	4	—	6,468

Total noncurrent assets	299,645	475,469	1,976	(300,053)	477,037

Total assets	312,412	534,556	3,927	(303,434)	547,461

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	22,556	35	—	22,591
Due to affiliate companies	1,651	(337)	1,820	(2,979)	155
Accrued expenses	731	8,519	361	—	9,611
Deferred income	—	—	—		—
Current portion of capital lease obligations	—	1,252	—	—	1,252
Current portion of long term debt	—	10,102	69	—	10,171

Total current liabilities	2,382	42,092	2,285	(2,979)	43,780

Noncurrent liabilities
Long term debt, net of current portion	—	116,585	666	—	117,251
Capital lease obligations, net of current portion	—	31,009	—	—	31,009
Other long term liabilities	—	5,000	37	—	5,037
Deferred tax liability	—	20,976	129	—	21,105

Total noncurrent liabilities	—	173,570	832	—	174,402

Total liabilities	2,382	215,662	3,117	(2,979)	218,182

STOCKHOLDERS’ EQUITY
Total Navios Logistics stockholders’ equity	310,030	300,047	408	(300,455)	310,030

Noncontrolling interest	—	18,847	402	—	19,249

Total stockholders’ equity	310,030	318,894	810	(300,455)	329,279

Total liabilities and stockholders’ equity	$312,412	$534,556	$3,927	$(303,434)	$547,461

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Cash flow statement for the year ended December 31, 2011	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash(used in)/provided by operating activities	$(193,630)	$208,768	$(549)	$—	$14,589

Cash flows from investing activities
Acquisition of vessels, port terminals and other fixed assets, net	—	(70,533)	(45)	—	(70,598)

Net cash used in investing activities	—	(70,533)	(45)	—	(70,598)

Cash flows from financing activities
Decrease in restricted cash	—	564	—	—	564
Proceeds from issuance of Senior Notes	200,000	—	—	—	200,000
Proceeds from long term debt	—	—	—	—	—
Payments of obligations under capital lease	—	(1,040)	—	—	(1,040)
Repayments of long-term debt	—	(126,687)	(68)	—	(126,755)
Debt issuance costs	(6,289)	(508)	—	—	(6,797)
Acquisition of noncontrolling interest	—	(8,638)	—	—	(8,638)
Capital contributions	—	(136)	136	—	—

Net cash provided by/(used in) financing activities	193,711	(136,445)	68	—	57,334

Net increase/(decrease) in cash and cash equivalents	81	1,770	(526)	—	1,325

Cash and cash equivalents, beginning of year	—	38,341	863	—	39,204

Cash and cash equivalents, end of year	$81	$40,111	$337	$—	$40,529

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Cash flow statement for the year ended December 31, 2010	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$—	$33,495	$609	$—	$34,104

Cash flows from investing activities
Acquisition of vessels, port terminals and other fixed assets, net	—	(14,114)	—	—	(14,114)

Net cash used in investing activities	—	(14,114)	—	—	(14,114)

Cash flows from financing activities
Proceeds from long term debt	—	293	—	—	293
Payments of obligations under capital lease	—	(1,771)	—	—	(1,771)
Repayments of long-term debt	—	(5,171)	(69)	—	(5,240)
Debt issuance costs	—	(525)	—	—	(525)
Dividends paid	—	(470)	—	—	(470)

Net cash used in financing activities	—	(7,644)	(69)	—	(7,713)

Net increase in cash and cash equivalents	—	11,737	540	—	12,277

Cash and cash equivalents, beginning of year	—	26,604	323	—	26,927

Cash and cash equivalents, end of year	$—	$38,341	$863	$—	$39,204

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Cash flow statement for the year ended December 31, 2009	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$—	$22,780	$300	$—	$23,080

Cash flows from investing activities
Acquisition of vessels, port terminals and other fixed assets, net	—	(26,707)	(92)	—	(26,799)

Acquisition of subsidiary, net of cash acquired	—	(369)	—	—	(369)

Net cash used in investing activities	—	(27,076)	(92)	—	(27,168)

Cash flows from financing activities
Increase in restricted cash	—	(358)	—	—	(358)
Proceeds of long term debt	—	22,469	—	—	22,469
Repayments of long-term debt	—	(2,426)	(16)		(2,442)
Debt issuance costs	—	(734)	—	—	(734)
Contributions from noncontrolling shareholders	—	564	—	—	564
Cash acquired	—	(131)	131	—	—

Net cash provided by financing activities	—	19,384	115	—	19,499

Net increase in cash and cash equivalents	—	15,088	323	—	15,411

Cash and cash equivalents, beginning of year	—	11,516	—	—	11,516

Cash and cash equivalents, end of year	$—	$26,604	$323	$—	$26,927

NOTE 26: SUBSEQUENT EVENTS

On March 20, 2012, Marfin Popular Bank Co. Ltd. and Nauticler S.A finalized the documentation of the $40,000 revolving credit facility for working and investment capital purposes. The loan bears interest at a rate based on a margin of 300 basis points. This loan is initially repayable 12 months after drawdown with extention options available.