Form 20-F
period 2012-12-31
Navios South American Logistics Inc.
filed 2013-03-07
CIK 1506042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Anna Kalathakis

85 Akti Miaouli

Piraeus 18538

Tel: +(30) 210 459 5000

Fax: +(30) 210 453 1984

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.	None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.	9 1/4% Senior Notes due 2019

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

There is no public market for the registrant’s common stock. There were 20,000 shares of the registrant’s, par $1.00 per share, issued and outstanding as of December 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

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

In addition to the factors and matters described in this report, including under “Item 3.D Risk Factors,” important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	changes in production or demand for the types of products that are transferred through, or stored at, our port facilities or transported by our vessels;

•	the cyclical nature of the international logistics and commodities transportation and storage industries;

•	general market conditions, including fluctuations in vessel contract rates and vessel values;

•	the effect of short-term decreases in shipping rates;

•	the loss of any port, customer, contract or vessel;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	damage to our ports, facilities or vessels;

•	the ability of our contract counterparties to fulfill their obligations to us;

•	customers’ increasing emphasis on environmental and safety concerns;

•	the ability to obtain financing for growth or future capital expenditures;

•	the aging of our ports and vessels and resultant increases in operation costs;

•	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;

•	environmental compliance costs or environmental disaster liabilities;

•	potential liability from pending or future litigation;

•	our capacity to manage our expanding business;

•	changes in our operating expenses;

•	general domestic and international political conditions, including unrest, wars, acts of piracy and terrorism;

•	an inability to expand relationships with existing customers and obtain new customers;

•	the ability of our vessels to pass classification inspection;

•	future purchase prices of vessels;

•	changes in the market values of our vessels;

•	insurance coverage;

•	our participation in protection and indemnity associations subjecting us to calls or premiums based on the records of other members;

•	our relationship with Navios Holdings;

•	retention of key members of our senior management team;

•	political, social and economic risks associated with operating in emerging markets;

•	potential disruption of shipping routes due to accidents, political, terrorist events or weather;

•	fluctuations in currencies and interest rates;

•	general political, economic and business conditions in Argentina, Brazil, Uruguay, Paraguay and in other countries in which we operate;

•	changes in the value of the U.S. dollar, Argentine peso, Brazilian real, Uruguayan peso, Paraguayan guarani and other currencies in which our sales or expenses are denominated and paid;

•	changes in the foreign exchange control regulations in Argentina, Brazil, Uruguay, Paraguay and in other countries in which we operate and sell products and services;

•	our possible liability for additional income and other taxes in jurisdictions in which we operate, and possible changes in tax laws;

•	the effects of our substantial indebtedness and the covenants and limitations contained in the agreements governing such indebtedness; and

•	our ability to service debt obligations and our ability to incur additional indebtedness.

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

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The selected consolidated historical financial information as of December 31, 2012 and 2011 and operating results for the years ended December 31, 2012, 2011, and 2010, is derived from our audited consolidated financial statements which are included elsewhere in this report. The selected consolidated historical financial information as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and December 31, 2008 have been derived from our audited financial statements not included in this report. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this report.

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
	(Expressed in thousands of U.S. dollars—except share data)
Statement of Income Data
Time charter, voyage and port terminals revenues	$178,619	$165,625	$136,756	$112,263	$97,977
Sales of products	68,414	69,063	51,217	26,627	9,801
Time charter, voyage and port terminal expenses	(41,776)	(41,680)	(35,410)	(32,428)	(29,146)
Direct vessel expenses	(69,476)	(63,422)	(50,422)	(37,095)	(31,804)
Cost of products sold	(65,039)	(66,757)	(47,073)	(24,246)	(9,247)
Depreciation of vessels, port terminals and other fixed assets, net	(22,502)	(18,180)	(17,729)	(18,020)	(14,747)
Amortization of intangible assets and liabilities, net	(4,438)	(4,436)	(4,486)	(3,111)	(3,244)
Amortization of deferred drydock and special survey costs	(1,332)	(718)	(394)	(270)	(70)
General and administrative expenses	(14,844)	(13,662)	(12,210)	(9,115)	(8,044)
Provision for losses on accounts receivable	(747)	(492)	(652)	(1,351)	(115)
Taxes other than income taxes	(8,212)	(8,934)	(7,921)	(4,821)	(2,954)
Gain on sale of assets	—	36	52	—	—
Interest expense and finance cost, net	(20,057)	(17,074)	(4,526)	(4,246)	(4,421)
Interest income	388	843	298	11	502
Foreign exchange differences	(279)	(645)	(3)	378	831
Other income, net	1,492	669	64	569	206

Income before income taxes and noncontrolling interest	$211	$236	$7,561	$5,145	$5,525
Income tax (expense)/benefit	(35)	348	(64)	1,654	(1,190)

Net income	$176	$584	$7,497	$6,799	$4,335
Less: Net income attributable to the noncontrolling interest	(20)	(780)	(1,897)	(1,448)	(907)

Net income/(loss) attributable to Navios Logistics’ stockholders	$156	$(196)	$5,600	$5,351	$3,428

Basic and diluted net earnings/(losses) per share attributable to Navios Logistics’ stockholders	0.0078	(0.0098)	0.2800	0.2676	0.1714

Weighted average number of shares, basic and diluted	20,000	20,000	20,000	20,000	20,000

Balance Sheet Data (at period end)
Current assets, including cash and cash equivalents	98,182	85,952	70,424	57,777	32,580
Total assets	636,344	621,234	547,461	484,549	450,201
Current liabilities, including current portion of long-term debt	61,701	76,710	43,780	31,396	22,430
Total long-term debt, including current portion	200,598	200,668	127,422	120,393	81,328
Total liabilities	314,943	300,009	218,182	174,517	150,249
Total Navios Logistics’ stockholders’ equity	320,840	320,684	310,030	293,560	288,209

The following table sets forth the selected consolidated historical financial data for our business.

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(Expressed in thousands of U.S. dollars, except other operating data)
Other Financial Data
Net cash provided by operating activities	$24,230	$14,589	$34,310	$23,080	$11,425
Net cash used in investing activities	(17,632)	(70,598)	(14,114)	(27,168)	(203,320)
Net cash (used in)/provided by financing activities	(1,589)	57,334	(7,919)	19,499	196,061
Book value per common share	16.04	16.03	15.50	14.68	14.4
EBITDA(1)	$48,132	$39,021	$32,501	$29,333	$26,598
Other Operating Data
Dry Port—dry cargo tons moved	3,973,200	3,727,200	3,851,100	3,055,400	2,468,200
Liquid Port—cubic meters of stored liquid cargos	231,613	241,481	262,628	207,000	110,244
Liquid Port—cubic meters of sales of products	66,108	73,943	74,757	51,500	10,697
Barge—cubic meters of liquid cargos	828,427	1,092,962	1,019,309	988,475	1,339,976
Barge—dry cargo tons	1,048,089	1,074,359	818,617	735,627	539,772
Cabotage—cubic meters of liquid cargos	2,140,289	2,405,471	2,301,692	1,593,390	1,159,913
Cabotage—available days	2,739	2,734	2,220	1,679	1,255
Cabotage—operating days	2,173	2,282	1,933	1,553	1,235
Revenues per Segment
Port Business	$100,623	$92,410	$74,591	$44,615	$32,974
Revenue—dry port	29,161	21,592	21,020	16,097	21,714
Revenue—liquid port	3,048	1,755	2,354	1,891	1,459
Sales of products—liquid port	68,414	69,063	51,217	26,627	9,801
Barge Business	93,853	91,049	76,296	68,445	67,460
Cabotage Business	52,557	51,228	37,086	25,830	18,604

(1)	EBITDA represents net income attributable to Navios Logistics’ stockholders before interest, taxes, depreciation and amortization. EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

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

EBITDA Reconciliation to Net Income/(Loss) Attributable to Navios Logistics’ Stockholders

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
	(Expressed in thousands of U.S. dollars )
Net income/(loss) attributable to Navios Logistics’ stockholders	$156	$(196)	$5,600	$5,351	$3,428
Depreciation of vessels, port terminals and other fixed assets, net	22,502	18,180	17,729	18,020	14,747
Amortization of intangible assets and liabilities, net	4,438	4,436	4,486	3,111	3,244
Amortization of deferred drydock and special survey costs	1,332	718	394	270	70
Interest income	(388)	(843)	(298)	(11)	(502)
Interest expense and finance cost, net	20,057	17,074	4,526	4,246	4,421
Income tax expense/(benefit)	35	(348)	64	(1,654)	1,190

EBITDA	$48,132	$39,021	$32,501	$29,333	$26,598

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are subject to certain operating risks, including vessel breakdowns or accidents, that could result in a loss of revenue from the affected vessels or port operations and which in turn could have a material adverse effect on our results of operations or financial condition.

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

In each of our businesses, we derive a significant part of our revenues from a small number of customers. For the year ended December 31, 2012, our three largest customers, Vale, YPF and Axion Energy (formerly known as Esso), accounted for 18.5%, 11.5% and 11.5% of our revenues, respectively and our five largest customers accounted for approximately 56.4%. For the year ended December 31, 2011, our three largest customers, Petrobras, Petropar and Esso, accounted for 18.1%, 10.2% and 10.0% of our revenues, respectively and our five largest customers accounted for approximately 55.1%. During the year ended December 31, 2010, our largest customer, Petrobras, accounted for 17.5% of our revenues, and our five largest customers accounted for approximately 50% of our revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels. The loss of any of our significant customers could materially adversely affect our results of operations.

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

Our capital expenditures during 2010, 2011 and 2012 were $58.1 million, $72.2 million and $28.5 million, respectively, used to acquire among others one product tanker, three pushboats, 66 barges and to expand our port terminal operations through the construction of one drying and conditioning facility, new tanks and a silo. In order to follow our current strategy for growth, we will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures. For example, we are currently constructing a new conveyor belt in our dry port terminal in Uruguay which is expected to be completed in the third quarter of 2013 and two tank barges which are expected to be delivered at the end of March and June 2013, respectively.

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

During 2011, Petrobras announced its business plan for 2011-2015, which includes a projected capital expenditure budget of $224.7 billion between 2011 and 2015 and provides for an increase in drilling rigs, and in connection therewith forecasts a growth in the demand for supply and specialty vessels from 287 in December 2010 to 479 by 2015. In addition, Petrobras has entered into an assignment agreement with the Brazilian federal government (the “Assignment Agreement”) to conduct operations in specified pre-salt areas (areas of rock accumulations which are found under the salt layer of the Brazilian coastline and have the potential for the generation of oil), which will require additional capital expenditures by Petrobras to explore and develop the areas covered by the Assignment Agreement. The Assignment Agreement as well as other agreements and Brazilian regulations require that Petrobras acquire a minimum level of goods and services from Brazilian providers. In addition, Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade. In May 2011, we also signed 15-year charter contracts with Petrobras for six Panamax vessels, which are subject to our option to cancel the contracts if we are unable to secure acceptable financing for the construction of the vessels (to be completed by 2018). Any failure to capitalize on our relationship with Petrobras could have a material adverse effect on our results of operations.

Spare parts or other key equipment needed for the operation of our ports and fleet may not be available off the shelf and we may face substantial delays, which could result in a loss of revenues while waiting for those spare parts to be produced and delivered to us.

Our ports and our fleet may need spare parts to be provided in order to replace old or damaged parts in the normal course of their operations. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key equipment for our vessels and our ports (such as engine makers, propulsion systems makers, control system makers and others) may not have the spare parts needed available immediately (or off the shelf) and may have to produce them when required. If this was the case, our vessels and our ports may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in a substantial loss of revenues for us.

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

The costs to operate and maintain a port or a vessel increase with the age of the port equipment or the vessel. Governmental regulations, safety or other equipment standards related to the age of the operational port equipment or vessels may require expenditures for alterations or the addition of new equipment to our port equipment or vessels and may restrict the type of activities in which these ports or vessels may engage. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key equipment for our vessels and ports (such as engine makers, propulsion systems makers, control systems makers and others) may not have the spare parts needed available immediately (or off-the-shelf) and may have to produce them when required. If this was the case, our vessels and ports may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in substantial loss of revenues for us. The average age of our six product tanker vessels is four years. In some cases, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. We cannot assure you that, as our operational port equipment and vessels age, market conditions will justify those expenditures or enable us to operate our ports and vessels profitably during the remainder of their useful lives. If we sell such assets, we may have to sell them at a loss, and if clients no longer use our ports or charter-out our vessels due to their age, our results of operations could be materially adversely affected.

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

As we expand our business, we may have difficulty managing our growth, including the need to improve our operations and financial systems, staff and crew or to receive required approvals to implement our expansion projects. If we cannot improve these systems, recruit suitable employees or obtain required approvals, we may not be able to effectively control our operations.

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

At December 31, 2012, we employed 367 land-based employees and approximately 640 seafarers as crew on our vessels. Crew costs are a significant expense for us. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our time and spot contracts. Additionally, labor union activity in the Hidrovia may create pressure for us to pay higher crew salaries and wages. In addition, fuel is one of the largest operating expenses in our barge and cabotage businesses, where the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Currently, most of our long-term contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. We may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent our contracts do not pass-through changes in fuel prices to our clients, we will be forced to bear the cost of fuel price increases. We may hedge in the futures market all or part of our exposure to fuel price variations. We cannot assure you that we will be successful in hedging our exposure. In the event of a default by our contractual counterparties or other circumstance affecting their performance under a contract, we may be subject to exposure under, and may incur losses in connection with, our hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. We may not be able to pass onto our customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially adversely affect our results of operations.

Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially adversely affect our results of operations, financial condition and cash flows.

Concerns relating to the European sovereign debt crisis have recently intensified. Several European countries including Greece, Portugal and Cyprus have been affected by increasing public debt burdens and weakening economic growth prospects. During 2012, Standard and Poor’s Rating Services and Moody’s Investors Service (“Moody’s”) downgraded the long term ratings of most European countries’ sovereign debt and initiated negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greece and other European nations, which may expose us to a loss of cash deposits or cash equivalents.

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

We periodically employ some of our fleet on a spot basis. As of December 31, 2012, 66% of our cabotage fleet and 61% of our barge fleet on a dwt tons basis was employed under time charter or COA contracts. The remaining percentage of our barge fleet and cabotage fleet were employed in the spot market. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in our target markets have not yet been clearly determined but we expect them to exhibit significant volatility as the South American markets mature. We cannot assure you that we will be successful in keeping our fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably. A significant decrease in spot market rates or our inability to fully employ our fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially adversely affect our results of operations, and operating cash flow.

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

Navios Holdings and Peers Business Inc. are our significant stockholders. Angeliki Frangou, our Chairman, beneficially owns approximately 23.9% of the outstanding common stock of Navios Holdings. Peers Business Inc., which is owned by Claudio Pablo Lopez, our Chief Executive Officer, Horacio Enrique Lopez, our Chief Operating Officer—Shipping Division, and Carlos Augusto Lopez, our Chief Commercial Officer—Shipping Division, owns 36.2% of our outstanding common stock. Navios Holdings and Peers Business Inc., as the beneficial owners of our common stock have the power to control our actions and the outcome of matters on which our stockholders are entitled to vote. Navios Holdings, Ms. Frangou and the Lopez family may pursue interests different from your interests in determining these matters.

In addition, we and our shareholders are party to a shareholders’ agreement. Pursuant to this shareholders’ agreement, when we became subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), the shares of our common stock held by Navios Holdings were to convert into shares of Class B Common Stock, with each share of Class B Common Stock entitling its holder to ten votes per share. Navios Holdings has currently waived such conversion provision in connection with the effectiveness on February 17, 2012 of our registration statement filed in relation to our Senior Notes. If and when the conversion occurs, it will permit Navios Holdings to control our business even if it does not hold a majority economic interest in our company. See “Item 7. Major Shareholders and Related Party Transactions.”

We have a meaningful relationship with Navios Holdings, and we depend on Navios Holdings for certain legal, advisory, administrative and other services and benefit from its global network to obtain competitive financing. If our relationship with Navios Holdings ended or was significantly altered, our business and results of operations could be materially adversely affected.

Navios Holdings has indicated that it has been evaluating a number of strategic alternatives for us, including our becoming an independent business. While there can be no certainty as to timing, Navios Holdings could decide to pursue these alternatives during 2013. We are party to an administrative services agreement with Navios Holdings (the “Administrative Services Agreement”), pursuant to which Navios Holdings will provide certain services to us, including bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and integration of any acquired businesses. We will rely on Navios Holdings to perform obligations under the agreement. If we undergo a change of control, Navios Holdings may terminate this agreement upon 120 days notice. If this agreement is terminated or our relationship with Navios Holdings ended or was significantly altered, we may not have access to these services or be able to capitalize on Navios Holdings’ global network of relationships to source acquisitions, obtain competitive debt financing, and engage in innovative financing and could incur operational difficulties or losses. In addition, we may not benefit from the same financial flexibility our association with Navios Holdings provides us and, as a result, may not be able to access debt financing on favorable terms, or at all. If our relationship with Navios Holdings ends or is significantly altered, our business, results of operations and financial position could be materially adversely affected. See “Item 7.B Certain Relationships and Related Party Transactions—Administrative Services Agreement.”

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

After several years of price stability under the convertibility regime, which established a fixed exchange rate of one U.S. dollar per one Argentine peso, the formal devaluation of the Argentine peso in January 2002 created pressures on the domestic prices system that generated high inflation in 2002, before substantially stabilizing in 2003. In 2004, the inflation rate (as measured by changes in the consumer price index, or CPI) reached 6.1% and in 2005 reached 12.3% according to data published by the Instituto Nacional de Estadísticas y Censos, or INDEC. The rate of inflation, according to data published by INDEC, decreased to 9.8% in 2006, in part due to several actions implemented by the Argentine government to control inflation and monitor prices for most relevant goods and services, which included price support arrangements agreed to by the Argentine government and private sector companies in several industries and markets. In 2008, 2009, 2010, 2011 and 2012, the inflation rate year-on-year, according to INDEC data, was 7.2%, 7.7%, 10.9%, 9.5% and 10.8%, respectively.

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

In 2001 and during the first half of 2002, Argentina experienced a massive withdrawal of deposits from the Argentine financial system in a short period of time, as depositors lost confidence in the Argentine government’s ability to repay its foreign debt, its domestic debt and to maintain the convertibility regime. This precipitated a liquidity crisis within the Argentine financial system, which prompted the Argentine government to impose exchange controls and restrictions on the ability of depositors to withdraw their deposits.

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

Risks Relating to Uruguayan Free Zone Regulation

Certain of our subsidiaries in Uruguay are operating as direct free trade zone users under an agreement with the Free Zone Division of the Uruguayan General Directorate of Commerce allowing them to operate in isolated public and private areas within national borders and to enjoy tax exemptions and other benefits, such as a generic exemption on present and future national taxes including the Corporate Income Tax, Value-Added Tax and Wealth Tax. Other benefits that our subsidiaries enjoy are simplified corporate law provisions, the ability to negotiate preferential public utility rates with government agencies and government guarantees of maintenance of such benefits and tax exemptions. Free trade zone users do not need to pay import and export tariffs to introduce goods from abroad to the free trade zone, to transfer or send such goods to other free trade zones in Uruguay or send them abroad. However, our subsidiaries may lose all the tax benefits granted to them if they breach or fail to comply with the free trade zone contracts or framework, including exceeding the 25% limit on non-Uruguayan employees or engaging in industrial, commercial or service activities outside of a free trade zone in Uruguay. In this case, our subsidiaries may continue with their operations from the free zone, but under a different tax regime.

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

With respect to Argentina, the Argentine economy has experienced significant volatility in recent decades. Although general economic conditions in Argentina have recovered significantly during recent years, there is uncertainty as to whether this growth is sustainable. The global economic crisis of 2008 led to a sudden economic decline, accompanied by political and social unrest, inflationary and Peso depreciation pressures and lack of consumer and investor confidence. Future government policies to pre-empt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, and changes in laws and policies affecting foreign trade. On May 3, 2012, expropriation law 26,741 was passed by the Argentine Congress, providing for the expropriation of 51% of the share capital of YPF S.A., represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities, which have been declared of public interest. Such policies could destabilize the country and adversely and materially affect the Argentine economy, and thereby our business, results of operations and financial condition.

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

We engage in regional commerce with a variety of entities. Although our operations expose us to certain levels of foreign currency risk, our revenues are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaranies, Argentinean pesos and Brazilian reals; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2012, 2011 and 2010 approximately 50.4% , 48.5% and 50.4%, respectively, of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee we will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which we operate may occur, and if such fluctuations were to occur in one or a combination of the countries in which we operate, our results of operations or financial condition could be materially adversely affected.

Risks Relating to Our Indebtedness

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the Senior Notes and our other obligations.

At December 31, 2012, we had $225.7 million in aggregate principal amount of debt, including the Senior Notes, outstanding. We also have $40.0 million of additional credit available to us under our revolving credit facility with Cyprus Popular Bank Public Co. Ltd (the “Credit Facility”).

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

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•	we may be exposed to the risk of increased interest rates because the additional credit available to us under the Credit Facility is at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our lenders and noteholders, resulting in possible defaults on and acceleration of such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

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

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The agreements governing our indebtedness do not fully prohibit us or our subsidiaries from doing so. At December 31, 2012, we had $225.7 million in aggregate principal amount of debt, including the Senior Notes, outstanding. We also have $40.0 million of additional credit available to us under the Credit Facility. Any secured indebtedness permitted under the indenture would be effectively senior to the notes to the extent of the value of the assets securing such indebtedness, as would all indebtedness of non-guarantor subsidiaries. We also may incur new indebtedness if we expand our business or purchase new vessels or for other purposes. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all our debt obligations, including the repayment of the Senior Notes. In addition, the indenture governing the Senior Notes does not prevent us from incurring obligations that do not constitute indebtedness as defined therein.

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

The market values of our vessels, may fluctuate significantly, which could cause us to breach covenants in the Credit Facility.

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

The indenture governing the Senior Notes permits us to incur a significant amount of secured indebtedness, including indebtedness under the Credit Facility and indebtedness to be used for acquisitions of vessels and businesses. At December 31, 2012, we had approximately $225.7 million of indebtedness outstanding, including $0.6 million of secured indebtedness. Indebtedness under the Credit Facility will be secured by some of our assets, including vessels. The Senior Notes are unsecured and therefore do not have the benefit of such collateral. Accordingly, the Senior Notes are effectively subordinated to all such secured indebtedness. If an event of default occurs under the Credit Facility or under other future secured indebtedness, the senior secured lenders will have a prior right to our assets mortgaged in their favor, to the exclusion of the holders of the Senior Notes, even if we are in default under the Senior Notes. In that event, our assets and the assets of the subsidiary guarantors would first be used to repay in full all indebtedness and other obligations secured by them (including all amounts outstanding under the Credit Facility), resulting in all or a portion of our assets being unavailable to satisfy the claims of the holders of the Senior Notes and other unsecured indebtedness. Therefore, in the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, subject to any preferential treatment afforded to resident creditors of any particular jurisdiction, holders of Senior Notes will participate in our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as such Senior Notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor or other creditors who receive preferential treatment under applicable law. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the Senior Notes. As a result, holders of Senior Notes may receive less, ratably, than holders of secured indebtedness.

The Senior Notes are effectively subordinated to the obligations of our current non-guarantor subsidiary, Hidronave S.A., and any future non-guarantor subsidiaries.

The Senior Notes are not guaranteed by our non-wholly owned subsidiary, Hidronave S.A., or any of our future unrestricted subsidiaries. Unrestricted subsidiaries may, among other things, incur without limitation additional indebtedness and liens, make investments and acquisitions, and sell assets or stock. In addition, we will be able to sell unrestricted subsidiaries, or distribute unrestricted subsidiaries or the proceeds from a sale of any of their assets or stock to stockholders, or enter into merger, joint venture or other transactions involving them, or any combination of the foregoing, without restrictions. Payments on the Senior Notes are only required to be made by us and the subsidiary guarantors. Accordingly, claims of holders of the Senior Notes are structurally subordinated to the claims of creditors of our non-guarantor subsidiary and any subsidiary that is designated in the future as an “unrestricted subsidiary” or is a securitization subsidiary, in each case in accordance with the indenture, and any future subsidiaries that are not wholly-owned by us, including trade creditors. We may also be able to create future non-guarantor subsidiaries or unrestricted subsidiaries under the indenture. All obligations of our non-guarantor subsidiaries, including trade payables, will have to be satisfied before any of the assets of such subsidiary would be available for distribution, upon liquidation or otherwise, to us or a subsidiary guarantor. Our non-guarantor restricted subsidiary, Hidronave S.A., accounted for approximately $3.9 million, or 1.6%, of our total revenue and approximately $0.2 million, or 0.4%, of total EBITDA, in each case for the year ended December 31, 2012, and approximately $5.7 million, or 0.9%, of our total assets and approximately $4.4 million, or 1.4%, of our total liabilities, in each case as of December 31, 2011, and approximately $3.9 million, or 1.7%, of our total revenue and approximately $0.4 million, or 0.9%, of total EBITDA, in each case for the year ended December 31, 2011, and approximately $3.7 million, or 0.6%, of our total assets and approximately $2.4 million, or 0.8%, of our total liabilities, in each case as of December 31, 2011.

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

Brazil

The bankruptcy laws of Brazil currently in effect are significantly different from, and may be less favorable to creditors than, those of certain other jurisdictions. For example, noteholders may have limited voting rights at creditors’ meetings in the context of a court reorganization proceeding. In addition, any judgment obtained against us in Brazilian courts in respect of any payment obligations under the guarantees normally would be expressed in the Brazilian currency equivalent of the U.S. dollar amount of such sum at the exchange rate in effect (1) on the date of actual payment, (2) on the date on which such judgment is rendered, or (3) on the date on which collection or enforcement proceedings are started against us. Consequently, in the event of bankruptcy, all of our debt obligations that are denominated in foreign currency, including the guarantees, will be converted into Brazilian currency at the prevailing exchange rate on the date of declaration of our bankruptcy by the court. We cannot assure to the holders of our Senior Notes that such rate of exchange will afford full compensation of the amount due on the Senior Notes.

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

In addition to the above, certain transactions occurring prior to the declaration of bankruptcy may be found by the court to be null and void by operation of law, or may be declared null and void by the court after an examination of the merits, as follows:

•	free of charge contracts executed within two years of the court declaration of bankruptcy;

•

any mortgage or pledge of any assets granted to secure prior and pending obligations with a creditor, or to secure a new obligation assumed with the same creditor immediately after the former obligation is cancelled, if the encumbrance is granted within six months of the court declaration;

•	any payments made to a creditor for obligations that are not yet due, if the payment was completed within six months of the court declaration; and

•	cancellation of contracts executed within six months of the court declaration.

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

Brazil

Judgments of Brazilian courts enforcing obligations under the guarantees would be payable only in Brazilian currency. If proceedings were brought in the courts of Brazil seeking to enforce the obligations under the guarantees, we would not be required to discharge its obligations in a currency other than Brazilian currency. Any judgment obtained against us in Brazilian courts in respect of any payment obligations under the guarantees would be expressed in Brazilian currency. We cannot assure you that this amount in Brazilian currency will afford you full compensation of the amount sought in any such litigation.

Certain requirements must be met for the recognition and enforceability of foreign judgments in Brazil. Subject to the following, a final and conclusive judgment for civil liabilities rendered by any court in the United States or elsewhere in respect of the Senior Notes and the guarantees would be recognized in the courts of Brazil (to the extent that Brazilian courts have jurisdiction) and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment has been previously ratified by the Brazilian Superior Court of Justice (Superior Tribunal de Justica,) such ratification being subject to:

•	the judgment fulfills all formalities required for its enforceability under the laws of the jurisdiction where the judgment was rendered;

•	the judgment contemplates an order to pay a determined sum of money;

•

the judgment is issued by a competent court after proper service of process of the parties, which service must comply with Brazilian law if made within Brazil, or after sufficient evidence of the parties’ absence has been given, pursuant to applicable law;

•	the judgment is not subject to appeal;

•	the judgment is legalized by the Brazilian consulate with jurisdiction over the location of the court which issued the judgment;

•	the judgment is translated into Portuguese by a certified translator; and

•	is not contrary to Brazilian public order, Brazilian sovereignty or Brazilian good practices.

Notwithstanding the foregoing, no assurance can be given that such ratification would be obtained, that the process described above would be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the U.S. securities laws with respect to the Senior Notes and the guarantees. In addition:

•

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

•	the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant is limited by provisions of Brazilian law.

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

•	the defendant was given proper notice of the proceeding (shall be duly notified) and was provided with the guarantees of due defense;

•	the judgment has the force of “res judicata”;

•	the decision does not violate Uruguayan international public order; and

•	the aforementioned requirements must derive from the certified copy of the judgment.

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

We have a long history of operating in the Hidrovia region of South America. CNSA was founded by one of our predecessor companies in 1955. Horamar was formed in 1992, and was combined with CNSA in January 2008 to form Navios Logistics. CNSA owned and operated the largest bulk transfer and storage port terminal in Uruguay. Horamar was a privately held Argentina-based group specializing in the transportation and storage of liquid cargoes and the transportation of drybulk cargo in South America along the Hidrovia river system. The combination of CNSA and Horamar under the Navios Logistics umbrella created one of the largest logistics businesses in the Hidrovia region of South America.

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed: (a) $112.2 million in cash; and (b) the authorized capital stock of its wholly owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for; (a) $112.2 million in cash, and (b) the issuance of 7,235 shares of Navios Logistics representing 36.2% of Navios Logistics’ outstanding stock. As a result, Navios Holdings owns 63.8% of Navios Logistics.

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

Our Company

We are one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. We are focused on providing our customers integrated transportation, storage and related services through our port facilities, our large, versatile fleet of dry and liquid cargo barges and our product tankers. We serve the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. Our controlling shareholder, Navios Holdings, is one of the world’s leading shipping and maritime logistics companies and provides significant business expertise and know-how to our operations.

We report our operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. For further historical segment information, please see Note 22 to our audited Consolidated Financial Statements included elsewhere in this report.

We have a diverse customer base including global agricultural, mining and petroleum companies. Our customers include affiliates of ADM, Axion Energy (formerly known as Esso), Bunge, Cargill, Glencore, Louis Dreyfus, Petrobras, Petropar (the national oil company of Paraguay), Shell, Vale, Vitol and YPF. We have a long history of operating in the Hidrovia region, being founded in 1955 by one of our predecessor companies which operated in the region, and have been able to generate and maintain longstanding relationships with our customers. In our dry port facility in Uruguay, we have been serving three of our key global customers, ADM, Cargill and Louis Dreyfus, for more than 14 years on average. In our liquid port facility, liquid barge transportation and cabotage business, we have long-term relationships with our global petroleum customers for more than 10 years on average (such as Axion Energy, Petrobras Group, YPF and Shell). In our dry barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then. We are committed to providing quality logistics services for our customers and further developing and maintaining our long-term relationships.

We serve our customers in the Hidrovia region through our two port storage and transfer facilities, one for agricultural, forest and mineral-related exports located in Uruguay and the other for refined petroleum products located in Paraguay. We complement our two port terminals with a diverse fleet of 287 barges and pushboats and two small inland oil tankers that operate in our barge business and eight vessels, including six oceangoing tankers and two self-propelled barges, which operate in our cabotage business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or LPG).

Since the business combination in January 2008, we have grown our vessel fleet from 123 to 297 vessels, including barges, pushboats and tankers, of which 289 are owned by us and eight are chartered-in. The following is the current core fleet as of March 6, 2013.

Navios Logistics Fleet Summary (owned and chartered-in)

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat fleet (1)	22	66,600 BHP	Various Sizes and Horse Power
Dry Barges	223	311,000 DWT	Dry Cargo
Tank Barges (2)(3)	39	122,449 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG
Self-propelled Tank Barges (4)	2	11,600 m3	Liquid Cargo
Inland Oil Tankers	2	3,900 DWT	Liquid Cargo

Total	291

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H (5)	2010	16,871	Double-hulled Product Tanker
Stavroula (5)	2010	16,871	Double-hulled Product Tanker

Total		81,224

(1)	One pushboat is chartered-in with a horsepower of 580 BHP.
(2)	Seven tank barges are chartered-in with total capacity of 16,040 m3.
(3)	Two tank barges are currently under construction and are expected to be delivered at the end of March and June 2013, respectively.
(4)	Serving in the Argentine cabotage business.
(5)	Both tankers are chartered-in for a six-year period, and we have the obligation to purchase the vessels immediately upon the expiration of the respective charter periods at a purchase price of $9.9 million and $9.8 million, respectively.

Port Terminal Operations

Uruguay Dry Port

We believe we own and operate the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs. In 2011 and 2012, 3.7 million and 4.0 million tons of dry cargo, respectively, were moved through our dry port terminal and we currently have nine silos (some with internal separations) with total storage capacity of 460,000 tons. In our dry port terminal, we have been serving our three key global customers for more than 14 years on average.

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

We believe that countries in the region will continue to increase use of land for agriculture and implement technology for increasing yields on productive lands. As a result, we have experienced significant growth in the last ten years from 1.0 million tons moved in 2000 to 4.0 million tons in 2012. We have also been expanding our capacity from 280,000 tons in 2009 to 460,000 tons as of December 31, 2012. We installed a grain drying and conditioning facility on 13.6 acres of land adjacent to our dry port terminal, which has been operational since May 16, 2011. This facility, with 7,000 metric tons in static storage capacity, is focused primarily on Uruguayan soy for export and is expected to serve the needs of our clients for grain products that meet the quality standards required by international buyers. We believe the addition of this facility to our existing operations could save customers expense and time by reducing the need to transport their goods from other drying and conditioning facilities to our port. In addition, we are currently constructing an additional vessel loading conveyor belt at our dry port facility expected to be operational in the third quarter of 2013. We are also currently negotiating contracts with existing and new customers relating to the Uruguayan grain market.

We believe there is significant potential for further expansion of this bulk terminal operation. In 2009, we were awarded an additional 15 acres of land under our free zone user agreement. We are actively looking for additional land to expand our operations. During the third and fourth quarter of 2010, we acquired two 29 acre parcels of land located south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for mineral ores and liquid bulks. In September 2011, we acquired an additional parcel of land of approximately 23 acres as part of this project. Our total available land for expansion is 80 acres.

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

Paraguay Liquid Port

We own and operate an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. We believe our port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. Our port terminal has a current capacity of 45,660 cubic meters. The port facility serves international operators from Paraguay and Bolivia supplying products that support the growing demand for energy. Because Paraguay is not an oil producing country, its needs for both crude and refined petroleum products are served entirely by imports. The main sources of supply are from Argentina and, to a much lesser extent, Bolivia. Demand for diesel in the country varies between 80,000 cubic meters and 100,000 cubic meters per month, and the demand for naphtha varies between 20,000 cubic meters and 30,000 cubic meters per month. We believe that the port’s location south of the city of Asuncion, the depth of the river in the area and the convergence between land and river transportation make this port well-positioned to become a hub for industrial development. The strategic location of the terminal at the center of the Paraguay-Parana waterway has comparative advantages for the provision of services to both southern and northern regions.

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

Port Infrastructure: Currently, the port has 10 major tanks in operation with a capacity of 45,660 cubic meters. The plates are carbon steel, as specified by the American Standard for Testing Materials, and the construction was performed according to the standards of the American Petroleum Institute. Our goal is to have a capacity of 90,000 to 100,000 cubic meters of storage at the terminal to meet our customers’ increasing demand.

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

Barge Operations

Overview: We service the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through our fleet of 289 vessels in our barge business. We operate different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). We typically contract our vessels either on a time charter basis or on a CoA basis.

Fleet: We own or operate 289 vessels in our barge business, including 22 pushboats, 223 dry barges, 39 tank barges, three LPG barges and two small inland oil tankers. We have grown our fleet quickly following our business combination in January 2008. Our dry barge fleet is nearly three times the size it was in January 2008.

Products Transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils), liquefied cargo (liquefied petroleum gas (LPG)) and dry cargo (cereals, cotton pellets, soy bean, wheat, limestone (clinker), mineral iron and rolling stones). During 2012, we transported approximately 1.8 million cubic meters of liquids or tons of dry cargo (compared to 2.2 million cubic meters in 2011, 1.8 million cubic meters in 2010, and 1.7 million cubic meters in 2009), consisting of approximately 0.8 million cubic meters of liquids, more than 1.0 million tons of dry cargo, and approximately 5,800 cubic meters of LPG.

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

Our fleet consists of six oceangoing product tanker vessels and two self propelled barges. Since December 2007, we have grown our cabotage fleet. We acquired two product tanker vessels, the Estefania H and the Makenita H, which were delivered in July 2008 and June 2009, respectively, with an aggregate capacity of 29,508 dwt. In February 2010, we took delivery of the Sara H, a 9,000 dwt double hull product oil tanker, which is chartered out for three years beginning as of April 2010. In June 2010, we entered into long-term bareboat agreements for two new product tankers, the Stavroula and the San San H, each with a capacity of 16,871 dwt. The San San H and the Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a six-year period, and we have the obligation to purchase the vessels immediately upon the expiration of the respective charter periods at a purchase price of $9.9 million and $9.8 million, respectively. We typically contract our vessels either on a time charter basis or on a CoA basis.

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

Fleet: The table below reflects our cabotage tanker fleet as of March 6, 2013.

Vessel	Type	Built	DWT	Employment Date	Charter-Out Duration	Counterparties	Expiration Date of License

Malva H	Product Tanker	2007	8,974	January 1, 2013	8 months	Cammesa	November 22, 2013
Estefania H	Product Tanker	2008	12,000	October1, 2012	11 months	Cammesa	May 6, 2013
Makenita H	Product Tanker	2009	17,508	November 1, 2012	12 months	YPF	June 24, 2015
Sara H	Product Tanker	2010	9,000	April 15, 2010	3 years plus 3 optional years	Axion (2) Energy	March 27, 2013
Stavroula (1)	Product Tanker	2010	16,871	December 31, 2010	3 years plus option to terminate the contract at second year	YPF	June 30, 2015
San San H (f/k/a Jiujiang) (1)	Product Tanker	2010	16,871	February 1, 2013	8 months	Cammesa	December 31, 2014

(1)

Both tankers are chartered-in for a six-year period, and we have the obligation to purchase the vessels immediately upon the expiration of the respective charter periods at a purchase price of $9.9 million and $9.8 million, respectively. Our foreign-

flagged cabotage tanker vessels operate under licenses of one to three years’ duration issued by the Argentinean maritime authorities. Such licenses for our vessels expire at various times until June 2015. Upon expiration, the licenses are generally renewed for periods of one to three years. While renewal is pending, the vessels operate under provisional licenses of two to three months’ duration which are re-issued until the longer-term license is obtained.

(2)	Former Esso.

Products Transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils). During 2012, our cabotage fleet transported more than 2.1 million cubic meters of liquids (compared to 2.4 million cubic meters in 2011 and 2.3 million cubic meters in 2010).

Competitive Strengths

We believe that the following strengths allow us to maintain a competitive advantage within the markets we serve.

Leading Integrated Logistics Company in the Hidrovia Region Serving Diversified End Markets. We believe we own and operate the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs and one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. We believe we also are one of the largest owners and operators of a diverse and versatile fleet of dry and wet barges, pushboats and oil tankers in the Hidrovia region. Our port, barge and cabotage operations serve the needs of a diverse range of industries, including mineral and grain commodity providers as well as users of refined petroleum products. We have been able to combine our ports, barges, pushboats and tankers to offer an integrated logistics solution to our customers. For example, we have customers that use both our dry port and dry barge services such as ADM and Vicentin, and other customers that use our liquid port, liquid barge and cabotage services such as Petrobras and Axion Energy.

Developing Leading Position Through Investment and Expansion in our Port Terminals. Our dry port facility has served the growing grain exports of countries in the Hidrovia region since 1955 and its location at Nueva Palmira serves our customers’ export needs by providing easy access to the Atlantic Ocean. We have completed the construction of a new silo with a capacity of 100,000 metric tons to meet customer demand, which brings the terminal’s total capacity to 460,000 metric tons as of April 2012. We believe that our storage and port handling services complemented by the drying and conditioning facility that has been operational since May 2011 provides our customers with significant savings by reducing costly and time-consuming transportation. We believe that the 80 acres of total available land, following our recent purchases and active investigation of other prospective land acquisitions provide us with significant potential for further expansion at our dry port terminal, including the development of a new transshipment facility for wet and dry commodities. Our crude and petroleum product port and storage facility in Paraguay is located at the convergence of land and river transportation in an area we believe will become an industrial hub. Our facility’s 45,660 cubic meters of storage, serve the needs of our customers in Paraguay, a country with no crude production and limited refining capacity, and in the Hidrovia region.

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

We believe we have high fleet utilization due to our modern cabotage fleet. Our cabotage fleet of six double-hulled product tankers is one of the youngest in Argentina with an average age of approximately four years. Younger vessels typically have greater flexibility in their employment and less maintenance time is needed to operate such vessels. Our cabotage fleet utilization rate for the years ended December 31, 2011 and 2012 was 83.5% and 79.3%, respectively.

We also seek to optimize the use of pushboats. For example, we use some of our pushboats as part of convoys which are mixed to include both liquid and dry barges. Since most liquid products are transported upriver and most dry products are transported downriver in the region, the use of these mixed convoys allows us to use our pushboats efficiently and limit the incurrence of additional costs related to the repositioning of our barges along the river system.

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

Long-Term Relationships with High Quality Customers. We have a long history of operating in the Hidrovia region of South America. CNSA was founded by one of our predecessor companies in 1955. Horamar was formed in 1992, and was combined with CNSA in January 2008 to form Navios Logistics. We have long-standing relationships with a diverse group of large customers, primarily comprised of major international agriculture and oil companies and their affiliates such as ADM, Cargill, Louis Dreyfus, Petrobras, Petropar, YPF, Shell and Vale. These long term customer relationships arise from our reputation for reliability and high-quality service. In our dry port facility in Uruguay, we have been serving three of our key global customers, ADM, Cargill and Louis Dreyfus, for more than 14 years on average. In our liquid port facility, liquid barge transportation and cabotage business, we have long term relationships with our global petroleum customers for more than 10 years on average. In our barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then.

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

Capitalize on Attractive Fundamentals in Our Businesses. As one of the largest owners and operators of barges and product tankers in the Hidrovia region, with some of the largest, most modern and strategically located port facilities, we believe we are well positioned to capitalize on the attractive fundamentals for storage and marine transportation services in the region. There currently exists a shortage of adequate rail and highway infrastructure in South America to meet the growing demand for exports, and the Hidrovia river system and coastal trade represent some of the more cost-efficient methods of transportation in the region. The Hidrovia river system is one of the largest navigable river systems in the world, comparable in length to the Mississippi River system in the United States. A comparison of the two river systems illustrates the significant potential for future development of the Hidrovia which serves economies that are expected to grow faster than the U.S. economy. For example, in 2013, Brazil is expected to grow by 3.5% and Argentina by 3.1%, according to the International Monetary Fund’s World Economic Outlook. Advanced economies, including the United States, are expected to grow 1.4% in 2013 according to the same source. If such growth in the Hidrovia Region economies does not materialize, it could materially delay or prevent the Hidrovia Region from realizing its potential.

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

Continue to Capitalize on Our Relationship with Navios Holdings. Navios Holdings has developed considerable experience and a global network of relationships during its 55-year history of investing and operating in the maritime industry. We believe our relationship with Navios Holdings, including our ability to leverage Navios Holdings’ global network of relationships, and its relationships with commercial and other banks will enable us to engage in innovative financing and access debt financing on favorable terms, as evidenced by our existing Credit Facility.

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

Seasonality

Certain of our businesses have seasonality aspects and seasonality affects the results of our operations and revenues, particularly in the first and last quarters of each year. Generally, the high season for the barge business is the period between February and July, as a result of the South American harvest and higher river levels. Expected growth in soybean and mineral production and transportation may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect our operations as the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact our ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to our dry port terminal operations in Uruguay, high season is mainly from April to September, linked with the arrival of the first barges down-river and with the oceangoing vessels logistics operations. The port terminal operations in Paraguay and our cabotage business are not significantly affected by seasonality because the operations of the port and our cabotage business are primarily linked to refined petroleum products.

Customers

In each of our businesses, we derive a significant part of our revenues from a small number of customers. For the year ended December 31, 2012, our three largest customers, Vale, YPF and Axion Energy (formerly known as Esso), accounted for 18.5%, 11.5% and 11.5% of our revenues, respectively and our five largest customers accounted for approximately 56.4%. Other than our three largest customers, no other customer accounted for more than 10% of our revenues during the year ended December 31, 2012. For the year ended December 31, 2011, three customers, Petrobras, Petropar and Esso, accounted for 18.1%, 10.2% and 10.0% of our revenues, respectively. For the year ended December 31, 2010, one customer, Petrobras accounted for 17.5% of our revenues.

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

Specifically, we provide, through our subsidiary, Compania Naviera Horamar S.A., technical ship management services to our owned vessels. These services are provided in accordance with highest standard in the industry established by class societies, the IMO, OCIMF and the oil majors vetting. Based in Buenos Aires, Argentina, this operation is run by experienced professionals who oversee every step of technical management, from the construction of the fleet elements in Argentina, Brazil, the United States and China to subsequent shipping operations throughout the life of a vessel, including the oversight of maintenance, repairs and drydocking. Mercopar S.A., our subsidiary, provides full technical services in Asuncion, Paraguay, for all the convoys operating up to Corumba, Brazil.

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

As of December 31, 2012, we employed 367 land-based employees: 43 employees in the Asuncion, Paraguay office, 48 employees at the port facility in San Antonio, Paraguay, 123 employees in the Buenos Aires, Argentina office, six employees in the Montevideo, Uruguay office, 135 employees at the port facility in Nueva Palmira, Uruguay, and 12 employees at Hidronave S.A.’s Corumba, Brazil office.

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

Corporate Information

Our legal and commercial name is Navios South American Logistics Inc. We have been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. Our office and principal place of business is located at Aguada Park Free Zone, Paraguay 2141, Of. 1603 Montevideo, Uruguay and our telephone number is +(30) (210) 459-5000. Our website is http://www.navios-logistics.com. The information on our website is not incorporated by reference into this report and should not be considered to be a part of this report. Trust Company of the Marshall Islands, Inc. serves as our agent for service of process, and our registered address and telephone number of its agent for service of process is Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960. We maintain offices in Montevideo, Uruguay, Buenos Aires, Argentina, Asuncion, Paraguay, and Corumba, Brazil. We own the Nueva Palmira port and transfer facility indirectly through our Uruguayan subsidiary, CNSA, and the San Antonio port facility through our Paraguayan subsidiary, Petrolera San Antonio S.A. (“Petrosan”). All of our subsidiaries are wholly owned, except for Hidronave S.A.

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

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI was ratified in May 2004 and became effective in May 2005. Of the Hidrovia countries, as of January 31, 2013, only Brazil has adopted Article VI of MARPOL. Annex VI sets limits on sulphur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions.

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

Ballast Water

The IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 member states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by member-states representing enough of the gross tonnage of the world’s fleet for it to enter into force. However, as of January 31, 2013, the Convention has been ratified by 36 states, representing 29.1% of the global merchant shipping fleet’s gross tonnage, and its entry-into-force with attendant compliance costs may therefore be anticipated in the foreseeable future. Of the Hidrovia countries, as of January 31, 2013, only Brazil has adopted the BWM Convention.

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

IMO—Safety

The IMO has adopted the International Convention for the Safety of Life at Sea (the “SOLAS Convention”) and the International Convention on Load Lines of 1966 (the “LL Convention”), which imposes standards for the regulation of design and operational features of ships. The SOLAS Convention has been adopted by all of the countries in the Hidrovia Region, and, as of January 31, 2013, the LL Convention has been adopted by all of the countries in the Hidrovia Region other than Paraguay. We believe that all of our vessels are in substantial compliance with standards imposed by the SOLAS Convention and the LL Convention.

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

Another key provision is the requirement for direct action, which allows a claim for compensation for pollution damage to be brought directly against an insurer. The Bunker Convention requires ships over 1,000 gross tonnage to maintain insurance or other financial security, such as the guarantee of a bank or similar financial institution, to cover the liability of the registered owner for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, but in all cases, not exceeding an amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims, 1976, as amended (the “1976 Convention”). Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Some jurisdictions have ratified the 1996 LLMC Protocol to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 LLMC Protocol, and therefore shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain. To date, none of the countries in the Hidrovia region have adopted the 1976 Convention and the 1996 LLMC Protocol.

Title VII of the Navigation and Security Protocol of RIOCON, applies to the prevention, reduction and control of pollution from vessels in the Hidrovía Region.

Additionally, each Member State of RIOCON has its own laws related to oil pollution.

•

Argentina: The Water Pollution Prevention & Surveillance Act (22.190) prohibits the dumping of oil in the waterways and establishes rules for the prevention of pollution of waterways and other elements of the environment by pollutant agents from vessels and naval devices. This Act also makes an owner and a “disponent owner” of a vessel (i.e., the person or company that has commercial control over a vessel’s operations without owning the vessel) that causes pollution strictly liable for any clean up costs and imposes fines for violations. The Dangerous Waste Act (24.051) regulates the creation, handling, transport and final disposal of dangerous waste and makes the owner and/or guardian of the waste strictly liable and imposes fines and/or imprisonment for violations. The National Environmental Policy Act (25.675) establishes the minimum budgets needed to achieve sustainable and adequate management of the environment, makes the person who causes the environmental damage strictly liable, and states that activities that could pollute the environment must be insured. Chapter VIII of the REGINAVE (Maritime, River and Lake Navigation Regime) also governs environmental issues and imposes fines for violations. The International Convention on Oil Pollution Preparedness, Response and Co-operation (OPRC 1990) is also in force in Argentina (Act N° 24.292). The OPRC 1990 requires governments of coastal states to establish measures for dealing with pollution incidents. The Convention calls for the establishment of stockpiles of oil spill combating equipment, holding exercises and development of detailed plans for dealing with pollution incidents. According to the OPRC 1990 tankers should have an oil pollution emergency plan on board, among other measures. Argentina is also part of the 1972 Convention on the Prevention of Marine Pollution by Dumping of Wastes and Other Matter (Act N° 21.947) enacted to promote the effective control and prevent of all sources of pollution of the marine environment. The Convention further prohibits the dumping of any wastes or other matter in whatever form or condition except authorized.

•	Bolivia: A carrier is in principle liable for any pollution damage caused by cargo carried under its care. This liability may be extended to the cargo owner.

•

Brazil: Act Nº 6.938 (National Environmental Policy) imposes strict liability on a person who causes pollution and authorizes fines for violations. In addition, Act N° 9.966 sets forth requirements for the prevention and control of pollution by oil and other substances and imposes civil liability and fines upon persons causing pollution. In December 1997, Brazil signed together with Argentina an Agreement on Environmental Cooperation, which fosters the cooperation to preserve the marine environment, especially with respect the pollution of coastal areas.

•

Paraguay: The Constitution of Paraguay regulates protection of the environment and the carrier, the cargo owners and any persons connected to a spill or pollution incident may be held strictly liable, jointly and severally. Paraguay, together with all the countries of the MERCOSUR has signed the Framework Agreement on Environtment (2003), which also promotes the environmental protection within the area.

•

Uruguay: Uruguay enacted Law N° 16.688, in order to regulate the prevention and surveillance of pollution in Uruguayan waters. Law N° 16.688 provides for strict, joint and several liability of owners and disponent owners of vessels or other floating devices, aircrafts and shore and off-shore crafts or installations that cause pollution for any damages and cleanup costs and imposes fines in case of violations. In Uruguay, Act N° 13.833 forbids dumping hydrocarbons and any harmful substance and imposes fines and other penalties in case of infringement.

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

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’ request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. However, the IMO has been developing a work plan to limit or reduce greenhouse gas emissions from international shipping through the development of technical, operational and marketbased measures. As part of this work plan, in July 2011 the IMO adopted mandatory measures to reduce greenhouse gas emissions from shipping. Specifically, regulations under Annex VI of MARPOL were amended to add a new Chapter 4 that mandates an Energy Efficiency Design Index for new ships and a Ship Energy Efficiency Management Plan for all ships. The regulations apply to all ships over 400 gross tonnage and came into effect on January 2, 2013. Of the Hidrovia countries, to date only Brazil has adopted Article VI of MARPOL. Any passage of climate control legislation or further implementation of regulatory initiatives by the IMO or individual countries where we operate that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

Inspection by Oil Major Vetting Departments

For the past several years the oil majors have created their own vetting departments in order to carry out their own surveys. These surveys are made by their own or external surveyors with SIRE I accreditation. Some oil majors have requirements that exceed the IMO and OCIMF requirements. YPF, for example, mandates the use of an IGS (Inert Gas System) for vessels below 20,000 dwt carrying clean products that have a flash point below 60 degrees Celsius. This requirement requires us to install IGSs in our vessels, although not compulsory under international regulations. We have successfully satisfied the operational, safety, environmental and technical vetting criteria of Axion Energy, YPF and Petrobras, and have qualified to do business with them. For Axion Energy, we have been successfully vetted for oceangoing and coastal trade and for single operations. For YPF, we have been successfully vetted for oceangoing trade. For Petrobras, we have been successfully vetted for oceangoing trade.

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

Protection and Indemnity Insurance

Protection and indemnity (“P&I”) insurance is provided by mutual protection and indemnity associations, also known as P&I Clubs. This insurance covers third-party liabilities in connection with its shipping activities. P&I insurance is intended to cover a range of incidents, including, but not limited to, third-party liability and other related expenses arising from injury, illness or death of crew and other third parties, the loss of or damage to cargo, claims arising from collisions with other vessels, damage to third-party property, such as buoys, piers or bridges, pollution liabilities arising from oil or other substances, towage liabilities or wreck removal of the insured unit. Coverage is provided in accordance with the association’s rules and the members terms of entry subject to a limit of such sums as are provided by the International Group’s reinsurance and overspill arrangements in force at that time but currently not less than $3.1 billion for each accident or occurrence except for oil pollution liabilities which are limited to $1.0 billion for each accident or occurrence. The 13 P&I associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I associations comprising the International Group.

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

Legal Proceedings

We are subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against us cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of such actions will have a material effect on our consolidated financial position, results of operations or cash flows.

C. Organizational Structure

Navios Logistics maintains offices in Montevideo, Uruguay, Buenos Aires, Argentina, Asuncion, Paraguay, and Corumba, Brazil. Navios Logistics owns the Nueva Palmira port and transfer facility indirectly through its Uruguayan subsidiary, CNSA, and the San Antonio port facility through its Paraguayan subsidiary, Petrosan.

The table below sets forth Navios Logistics’ current corporate structure (all corporations are domiciled in Argentina, Uruguay, Paraguay, Brazil and Panama).

Navios Logistics was incorporated as a Marshall Islands corporation on December 17, 2007 and its subsidiaries are listed below:

Subsidiaries included in the consolidation:

	Country of		Percentage of	Statement of operations
Company Name	Incorporation	Nature	Ownership	2012	2011	2010
Corporacion Navios S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Thalassa Energy S.A. (i)	Argentina	Barge-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Tankers Inc. (i)	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc. (i)	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc. (i)	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc. (i)	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navegacion Guarani S.A.	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidrovia OSR S.A	Paraguay	Tanker-Owning Company/Oil Spill Response & Salvage Services	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercofluvial S.A.	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrolera San Antonio S.A.	Paraguay	POA Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	51%	1/1-12/31	1/1-12/31	1/1-12/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	4/1-12/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	4/1-12/31
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/16-12/31	—
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	4/14-12/31	—
Merco Parana S.A	Argentina	Barge Owning Company	100%	7/1-12/31	—	—

(i)	On July 25, 2011, Navios Logistics acquired the noncontrolling interests of these joint ventures. As a result, after the consummation of this transaction, the percentage of ownership of the Company in these subsidiaries changed in accordance with the table included in Note 19 to the Consolidated Financial Statements included elsewhere in this Annual Report.

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

•

Our subsidiary Navegacion Guarani S.A. leases approximately 640 square meters of space at Jejuí 324 corner Chile—Edificio Grupo General, Asuncion, Paraguay, pursuant to a lease that expires in November 2013.

•

Our subsidiary Compania Naviera Horamar S.A. leases approximately 409 square meters at Cepeda 429 Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 2014.

•	Hidronave S.A. leases approximately 195 square meters at Av. General Rondon 1473 Street, Corumba, Brazil, pursuant to a lease agreement that expires in March 2015.

•	Hidronave S.A. also leases approximately 650 square meters next to the river Paraguay at Lodario, Barrio Ponto, Mato Grosso 801, Brazil, pursuant to a lease agreement that expires in April 2013.

•

Navegacion Guarani S.A. leases approximately 10,481 square meters of a land and a small warehouse next to the river Paraguay at San Miguel district of Asunción over the way to the Club Mbigua, pursuant to a lease agreement that expires in June 2013.

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

The following is a discussion of the financial condition and results of operations of Navios Logistics. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements, including the notes to those financial statements, for each of the fiscal years ended December 31, 2012, 2011 and 2010 which are included elsewhere in this Annual Report.

This report contains forward-looking statements. These forward-looking statements are based on Navios Logistics’ current expectations and observations. See “Forward-Looking Statements” and “Item 3.D Risk Factors” in this report for the factors that, in Navios Logistics’ view, could cause actual results to differ materially from the forward-looking statements contained in this report.

General

Navios Logistics has been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America. Navios Logistics serves the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for dry bulk commodities, agricultural, forest and mineral-related exports and the other for refined petroleum products, and a diverse fleet, consisting of vessels, barges and pushboats. Navios Logistics has combined its ports in Uruguay and Paraguay with its versatile fleet to create an end-to-end logistics solution for customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia region. Navios Logistics provides transportation for liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils), liquefied cargo (liquefied petroleum gas (LPG)) and dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron and rolling stones).

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed (i) $112.2 million in cash and (ii) the authorized capital stock of its wholly owned subsidiary, Corporacion Navios Sociedad Anonima (“CNSA”), in exchange for the issuance and delivery of 12,765 of Navios Logistics’ shares, representing 63.8% of Navios Logistics’ outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for (i) $112.2 million in cash and (ii) the issuance of 7,235 of Navios Logistics’ shares representing 36.2% of Navios Logistics’ outstanding stock. CNSA owned and operated the largest bulk transfer and storage port terminal in Uruguay. Horamar was a privately held Argentina-based group specializing in the transportation and storage of liquid cargoes and the transportation of drybulk cargoes in South America along the Hidrovia river system. The combination of CNSA and Horamar under the Navios Logistics umbrella created one of the largest logistics companies in the Hidrovia Region of South America. As of December 31 2012, Navios Holdings owns 63.8% of Navios Logistics’ stock.

On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures, Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. (“Vitol”).

Ports

We own two port storage and transfer facilities, one for agricultural, forest and mineral-related exports and the other for refined petroleum products. Our port facility in Nueva Palmira, Uruguay, with a total storage capacity of 460,000 metric tons, moved 4.0 million tons of dry cargo in 2012, as compared to 3.7 million tons of dry cargo in 2011. Our port facility in San Antonio, Paraguay, with a total storage capacity of 45,660 cubic meters, moved approximately 231,613 cubic meters of stored liquid cargos and had 66,078 cubic meters of sales of products concerning liquid fuels (primarily diesel and naphtha) in 2012 as compared to approximately 241,481 cubic meters of stored cargos and 73,943 cubic meters of sales of products in 2011.

Fleet

Our current core fleet consists of a total of 297 vessels, barges and pushboats of which 289 are owned by us and 8 are chartered-in under long-term charter-in contracts with an average remaining duration of approximately 0.8 years.

Long-term charter-in contracts are considered to be charter-in contracts with a duration of more than one year at inception. We currently have entered into charter-in contracts having a minimum remaining duration of 0.3 years and maximum remaining duration of 1.5 years.

See “Item 4.B Business Overview” for details on our current core fleet

Recent Developments

During the second quarter of 2012, we began the construction of four new tank barges at a cost of $1.9 million each. The first one was delivered in October 2012 and the second one in December 2012. The remaining two are expected to be delivered at the end of March and June 2013, respectively.

During the second half of 2012, we completed the acquisition of one pushboat and six tank barges that were previously chartered-in from related parties for a total consideration of $15.9 million.

On February 8, 2013, we agreed to acquire Energias Renovables del Sur S.A. (“Energias”), an Uruguayan company, for a total consideration of $2.0 million. Energias controls approximately 12 hectares of undeveloped land located in the Nueva Palmira free zone in Uruguay, near our existing port. We plan to develop this land in expanding our port operations.

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

Inflation and Fuel Price Increases

The impact of inflation and the resulting pressure on prices in the South American countries in which we operate may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically for our vessels, barges and pushboats business, we negotiated, and will continue to negotiate, crew cost adjustment clauses and fuel price adjustment clauses; although in some cases prices that we pay for fuel are temporarily not aligned with the adjustment that we obtain under our freight contracts.

Seasonality

One significant factor that affects our results of operations and revenues, particularly in the first and last quarters of each year, is seasonality. Generally, the high season for the barge business is the period between February and July, as a result of the South American harvest and higher river levels. Expected growth in soybean and minerals production and transportation may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect our operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact our ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to dry port terminal operations in Uruguay, high season is mainly from April to September, linked with the arrival of the first barges down-river and with the oceangoing vessels’ logistics operations. The port terminal operations in Paraguay and our cabotage business are not significantly affected by seasonality as the operations of the port and our cabotage business are primarily linked to refined petroleum products.

Statement of Operations Breakdown by Segment

We report our operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. For further historical segment information, please see Note 22 to our audited Consolidated Financial Statements included elsewhere in this report.

Financial Highlights

For the year ended December 31, 2012 compared to the year ended December 31, 2011

The following table presents consolidated revenue and expense information for the years ended December 31, 2012 and 2011 and was derived from our audited consolidated financial statements.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2012	Year Ended December 31, 2011
Time charter, voyage and port terminal revenues	$178,619	$165,625
Sales of products	68,414	69,063
Time charter, voyage and port terminal expenses	(41,776)	(41,680)
Direct vessel expenses	(69,476)	(63,422)
Cost of products sold	(65,039)	(66,757)
Depreciation of vessels, port terminals and other fixed assets, net	(22,502)	(18,180)
Amortization of intangible assets	(4,438)	(4,436)
Amortization of deferred drydock and special survey costs	(1,332)	(718)
General and administrative expenses	(14,844)	(13,662)
Provision for losses on accounts receivable	(747)	(492)

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2012	Year Ended December 31, 2011
Taxes other than income taxes	(8,212)	(8,934)
Gain on sale of assets	—	36
Interest expense and finance cost, net	(20,057)	(17,074)
Interest income	388	843
Foreign exchange differences	(279)	(645)
Other income, net	1,492	669

Income before income taxes and noncontrolling interest	$211	$236
Income tax (expense)/benefit	(35)	348

Net income	176	584
Less: Net income attributable to the noncontrolling interest	(20)	(780)

Net income/(loss) attributable to Navios Logistics’ stockholders	$156	$(196)

Time Charter, Voyage and Port Terminal Revenues: For the year ended December 31, 2012, revenue increased by $13.0 million or 7.8% to $178.6 million, as compared to $165.6 million for the same period during 2011. Revenue from the port terminal business increased by $8.9 million or 38.0% to $32.2 million for the year ended December 31, 2012, as compared to $23.3 million for the same period during 2011. This increase was mainly attributable to the increase in rates and volumes in the dry port. Revenue from the cabotage business increased by $1.4 million or 2.6% to $52.6 million for the year ended December 31, 2012, as compared to $51.2 million for the same period during 2011. This increase was mainly attributable to an increase in time charter rates of the cabotage vessels. Revenue from the barge business increased by $2.7 million or 3.1% to $93.8 million for the year ended December 31, 2012, as compared to $91.1 million for the same period in 2011. This increase was mainly attributable to the expansion of the barge fleet in the third and fourth quarter of 2011.

Sales of Products: For the year ended December 31, 2012, sales of products decreased by $0.7 million or 0.9% to $68.4 million, as compared to $69.1 million for the same period during 2011. The decrease was mainly attributable to a decrease in the volume of products sold in our liquid port in Paraguay.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $0.1 million or 0.2% to $41.8 million for the year ended December 31, 2012, as compared to $41.7 million for the same period in 2011. This increase was due to an increase in time charter and voyage expenses of the cabotage business by $0.6 million or 57.0% to $1.7 million for the year ended December 31, 2012, as compared to $1.1 million for the same period in 2011. This was mainly attributable to the increase in days under spot trips for the cabotage vessels. In the port terminal business, expenses increased by $0.8 million or 9.7% to $9.4 million for the year ended December 31, 2012, as compared to $8.6 million for the same period in 2011. This increase was mainly attributable to the increase in operations in our dry port. The overall increase of the cabotage and port terminal business was offset by a $1.3 million or 4.3% decrease in time charter and voyage expenses of the barge business to $30.7 million for the year ended December 31, 2012, as compared to $32.0 million for the same period during 2011. This decrease was mainly attributable to the decrease of charter-in expenses due to the acquisition, in the third quarter of 2012, of one pushboat and six tank barges, which were previously chartered-in.

Direct Vessel Expenses: Direct vessel expenses increased by $6.1 million or 9.5% to $69.5 million for the year ended December 31, 2012, as compared to $63.4 million for the same period in 2011. Direct vessel expenses of the cabotage business increased by $3.3 million or 10.5% to $34.6 million for the year ended December 31, 2012, as compared to $31.3 million for the same period in 2011, primarily from the increase in crew costs. Direct vessel expenses of the barge business increased by $2.8 million or 8.6% to $34.9 million for the year ended December 31, 2012, as compared to $32.1 million for the same period in 2011. This increase was mainly attributable to the expansion of the barge fleet in the third and fourth quarter of 2011. Direct vessel expenses include crew costs, victualling costs, dockage expenses, lubricants, stores, insurance, maintenance and repairs.

Cost of Products Sold: For the year ended December 31, 2012, cost of products sold decreased by $1.8 million or 2.6% to $65.0 million, as compared to $66.8 million for the same period during 2011. The decrease was mainly attributable to a decrease in the volume of products sold in our liquid port in Paraguay.

Depreciation of Vessels, Port Terminals and Other Fixed Assets, Net: Depreciation of vessels, port terminals and other fixed assets, net increased by $4.3 million or 23.8% to $22.5 million for the year ended December 31, 2012, as compared to $18.2 million for the same period of 2011. Depreciation of fixed assets in the barge business increased by $4.1 million or 37.2% to $15.5 million for the year ended December 31, 2012, as compared to $11.4 million for the same period in 2011. This increase was due to the additional depreciation generated by the expansion of the barge fleet in the third and fourth quarter of 2011 and the acquisition of one pushboat and six tank barges that were previously chartered-in during the second half of 2012. Depreciation of fixed assets in the port terminal business increased by $0.3 million or 9.7% to $2.8 million for the year ended December 31, 2012, as compared to $2.5 million for the same period in 2011. This increase was mainly attributable to the additional depreciation generated by the completion of the new silo in our dry port in the second quarter of 2012. The overall increase was partially offset by a decrease in the cabotage business of $0.1 million or 3.4% to $4.2 million for the year ended December 31, 2012, as compared to $4.3 million for the same period in 2011.

Amortization of Intangibles Assets: Amortization of intangible assets remained the same $4.4 million for both years ended December 31, 2012 and 2011.

Amortization of Deferred Drydock and Special Survey Costs: For the year ended December 31, 2012, amortization of deferred drydock and special survey costs increased by $0.6 million to $1.3 million, as compared to $0.7 million for the same period in 2011. The increase was mainly attributable to additional drydock and special survey costs in the barge and cabotage businesses.

General and Administrative Expenses: General and administrative expenses increased by $1.1 million or 8.7% to $14.8 million for the year ended December 31, 2012, as compared to $13.7 million for the same period during 2011. General and administrative expenses relating to the barge business increased by $0.7 million or 7.8% to $11.8 million for the year ended December 31, 2012, as compared to $11.1 million for the same period in 2011. General and administrative expenses relating to the cabotage business increased by $0.4 million or 126.8% to $0.7 million for the year ended December 31, 2012, as compared to $0.3 million for the same period in 2011. The overall increase was mainly attributable to an increase in professional fees by $0.6 million. General and administrative expenses relating to the port terminal business was $2.3 million in both years ended December 31, 2012 and 2011.

Provision for Losses on Accounts Receivable: Provision for losses on accounts receivable increased by $0.3 million to $0.8 million for the year ended December 31, 2012, as compared to $0.5 million for the same period in 2011. The main reason was the increased provisions for bad debts recognized during 2012.

Taxes Other Than Income Taxes: Taxes other than income taxes decreased by $0.7 million or 8.1% to $8.2 million for the year ended December 31, 2012, as compared to $8.9 million for the same period during 2011. The decrease was mainly attributable to a decrease in the withholding tax in Argentina for the cabotage business amounting to $0.6 million and a $0.1 million decrease in the port terminal business.

Gain on Sale of Assets: During the year ended December 31, 2012, there was no gain on sale of assets. Gain on sale of assets during the year ended December 31, 2011 was less than $0.1 million.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net, increased by $3.0 million or 17.5% to $20.1 million for the year ended December 31, 2012, as compared to $17.1 million for the same period in 2011. The increase was mainly attributable to the interest expense generated by our Senior Notes.

Interest Income: Interest income decreased by $0.4 million or 54.0% to $0.4 million for the year ended December 31, 2012, as compared to $0.8 million for the same period in 2011. The decrease is due to less income from short-term deposits.

Foreign Exchange Differences: Foreign exchange differences decreased by $0.3 million to a $0.3 million loss for the year ended December 31, 2012 as compared to a $0.6 million loss for the same period in 2011. The variation is mainly attributable to a favorable fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conducted our barge business operations.

Other Income, Net: Other income, net increased by $0.8 million to $1.5 million for the year ended December 31, 2012, as compared to $0.7 million for the same period in 2011. This was due to an increase of $0.4 million in the cabotage business, a $0.3 million increase in the barge business and a $0.1 million increase in the port terminal business.

Income Tax (Expense)/Benefit: Income taxes increased by $0.3 million or 110.1% to less than $0.1 million for the year ended December 31, 2012, as compared to $0.3 million of benefit for the same period in 2011. Income taxes in the port terminal business increased by $0.5 million or 127.9% to $0.9 million for the year ended December 31, 2012 as compared to $0.4 million for the same period in 2011, due to the increase of income taxes in the liquid port. This increase was mitigated by a decrease of income taxes in the cabotage business by $0.2 million or 69.5% to $0.1 million for the year ended December 31, 2012 as compared to $0.3 million for the same period in 2011. Income taxes of the barge business remained the same $1.0 million of benefit for both years ended December 31, 2012 and 2011.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest decreased by $0.8 million or 100.0% to less than $0.1 million for the year ended December 31, 2012, as compared to $0.8 million for the same period during 2011. This was mainly due to the acquisition of the noncontrolling interests in the cabotage business in July 2011.

For the year ended December 31, 2011 compared to the year ended December 31, 2010

The following table presents consolidated revenue and expense information for the years ended December 31, 2011 and 2010 and was derived from our audited consolidated financial statements.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2011	Year Ended December 31, 2010
Time charter, voyage and port terminal revenues	$165,625	$136,756
Sales of products	69,063	51,217
Time charter, voyage and port terminal expenses	(41,680)	(35,410)
Direct vessel expenses	(63,422)	(50,422)
Cost of products sold	(66,757)	(47,073)
Depreciation of vessels, port terminals and other fixed assets, net	(18,180)	(17,729)
Amortization of intangible assets	(4,436)	(4,486)
Amortization of deferred drydock and special survey costs	(718)	(394)
General and administrative expenses	(13,662)	(12,210)
Provision for losses on accounts receivable	(492)	(652)
Taxes other than income taxes	(8,934)	(7,921)
Gain on sale of assets	36	52
Interest expense and finance cost, net	(17,074)	(4,526)
Interest income	843	298
Foreign exchange differences	(645)	(3)
Other income, net	669	64

Income before income taxes and noncontrolling interest	$236	$7,561
Income tax benefit/(expense)	348	(64)

Net income	584	7,497
Less: Net income attributable to the noncontrolling interest	(780)	(1,897)

Net (loss)/income attributable to Navios Logistics’ stockholders	$(196)	$5,600

Time Charter, Voyage and Port Terminal Revenues: For the year ended December 31, 2011, revenue increased by $28.8 million or 21.1% to $165.6 million, as compared to $136.8 million for the same period during 2010. Revenue from the cabotage business increased by $14.1 million or 38.0% to $51.2 million for the year ended December 31, 2011, as compared to $37.1 million for the same period during 2010. This increase was mainly attributable to the new vessels, the Stavroula and the San San H, which commenced operations in October 2010 and March 2011, respectively. Revenue from the barge business increased by $14.8 million or 19.4% to $91.1 million for the year ended December 31, 2011, as compared to $76.3 million for the same period in 2010. This increase was mainly attributable to the increase in volumes in the iron ore transported. This overall increase of $28.9 million was partially mitigated by a $0.1 million or 0.4% decrease from the port terminal business to $23.3 million for the year ended December 31, 2011, as compared to $23.4 million for the same period of 2010. The decrease was mainly attributable to a $0.6 million decrease in storage services in the liquid port terminal that was partially mitigated by a $0.5 million increase in revenues in the dry port.

Sales of Products: For the year ended December 31, 2011, sales of products increased by $17.9 million or 35.0% to $69.1 million, as compared to $51.2 million for the same period during 2010. The increase was mainly attributable to an increase in the price of products sold.

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

Cost of Products Sold: For the year ended December 31, 2011, cost of products sold increased by $19.7 million or 41.8% to $66.8 million, as compared to $47.1 million for the same period during 2010. The increase was mainly attributable to an increase in the price of products sold.

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

Amortization of Intangibles Assets: Amortization of intangible assets decreased by $0.1 million to $4.4 million for the year ended December 31, 2011, as compared to $4.5 million for the same period of 2010.

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

Year Ended December 31, 2012

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$19,260	$284	$(19,388)	$156
Depreciation of vessels, port terminals and other fixed assets, net	2,785	4,152	15,565	22,502
Amortization of intangible assets	930	—	3,508	4,438
Amortization of deferred drydock and special survey costs	—	463	869	1,332
Interest income	(266)	(1)	(121)	(388)
Interest expense and finance cost, net	1	6,635	13,421	20,057
Income tax expense/(benefit)	889	99	(953)	35

EBITDA	$23,599	$11,632	$12,901	$48,132

Year Ended December 31, 2011

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$11,036	$3,869	$(15,101)	$(196)
Depreciation of vessels, port terminals and other fixed assets, net	2,538	4,300	11,342	18,180
Amortization of intangible assets	927	—	3,509	4,436
Amortization of deferred drydock and special survey costs	—	212	506	718
Interest income	(459)	—	(384)	(843)
Interest expense and finance cost, net	—	4,344	12,730	17,074
Income tax expense/(benefit)	390	325	(1,063)	(348)

EBITDA	$14,432	$13,050	$11,539	$39,021

Year Ended December 31, 2010

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$14,734	$4,030	$(13,164)	$5,600
Depreciation of vessels, port terminals and other fixed assets, net	2,471	3,433	11,825	17,729
Amortization of intangible assets	927	—	3,559	4,486
Amortization of deferred drydock and special survey costs	—	35	359	394
Interest income	(257)	—	(41)	(298)
Interest expense and finance cost, net	—	1,582	2,944	4,526
Income tax expense/(benefit)	61	938	(935)	64

EBITDA	$17,936	$10,018	$4,547	$32,501

EBITDA increased by $9.1 million to $48.1 million for the year ended December 31, 2012 as compared to $39.0 million for the same period of 2011. The increase was mainly attributable to: (a) an increase in time charter, voyage and port terminal revenues by $13.0 million, out of which $8.9 million was attributable to an increase in the port terminal business, $2.7 million was attributable to an increase in the barge business and $1.4 million attributable to an increase in the cabotage business, (b) a $0.8 million decrease in net income attributable to the noncontrolling interest attributable to the cabotage business, (c) a $0.7 million decrease in taxes other than income taxes attributable to a $0.6 million decrease in the cabotage business and a $0.1 million decrease in the port terminal business, (d) a $1.8 million decrease in cost of products sold in the port terminal business, (e) a $0.8 million increase in other income, net out of which $0.4 million was attributable to an increase in the cabotage business, $0.3 million was attributable to an increase in the barge business and $0.1 million attributable to an increase in the port terminal business, and (f) a $0.3 million decrease in losses from foreign exchange differences. The above increase was offset mainly by: (a) a $6.1 million increase in direct vessel expenses out of which $3.3 million was attributable to the cabotage business and $2.8 million was attributable to the barge business, (b) a $0.1 million increase in time charter, voyage and port terminal expenses out of which $0.8 million was attributable to the port terminal business and $0.6 million was attributable to the cabotage business, mitigated by a decrease of $1.3 million attributable to the barge business, (c) a $0.7 million decrease in sales of products in the port terminal business, (d) a $1.1 million increase in general and administrative expenses out of which $0.7 million was attributable to the barge business and $0.4 million was attributable to the cabotage business and (e) a $0.3 million increase in provision for losses on accounts receivable .

EBITDA increased by $6.5 million to $39.0 million for the year ended December 31, 2011 as compared to $32.5 million for the same period of 2010. The increase was mainly attributable to: (a) an increase in time charter, voyage and port terminal revenues by $28.8 million, out of which $14.1 million was attributable to an increase in the cabotage business, $14.8 million was attributable to an increase in the barge business and a $0.1 million decrease attributable to the port terminal business, (b) a $17.9 million increase in sales of products in the port terminal business, (c) a $0.2 million decrease in provision for losses on accounts receivable, (d) a $1.1 million decrease in noncontrolling interest and (e) a $0.6 million increase in other income, net. The above increase was offset mainly by: (a) a $6.3 million increase in time charter, voyage and port terminal expenses out of which $1.2 million was attributable to the port terminal business and $6.2 million was attributable to the barge business, mitigated by a decrease of $1.1 million attributable to the cabotage business; (b) a $13.0 million increase in direct vessel expenses out of which $12.8 million was attributable to the cabotage business and $0.2 million was attributable to the barge business; (c) a $19.7 million increase in cost of products sold in the port terminal business, (d) a $1.5 million increase in general and administrative expenses out of which $0.2 million was attributable to the port terminal business and $1.3 million was attributable to the barge business, (e) a $1.0 million increase in taxes other than income taxes and (f) a $0.6 million increase in losses from foreign exchange differences.

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under our credit facilities and issuance of other debt. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards and repayments of credit facilities. We anticipate that cash on hand, internally generated cash flows, borrowings under existing and future credit facilities and issuance of other debt will be sufficient to fund our operations, including working capital requirements. In addition, we regularly review opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “Working Capital”, “Capital Expenditures” and “Long-term Debt Obligations and Credit Arrangements” for further discussion of our working capital position.

The following table presents cash flow information for each of the years ended December 31, 2012, 2011 and 2010.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Net cash provided by operating activities	$24,230	$14,589	$34,310
Net cash used in investing activities	(17,632)	(70,598)	(14,114)
Net cash (used in)/provided by financing activities	(1,589)	57,334	(7,919)

Net increase in cash and cash equivalents	5,009	1,325	12,277
Cash and cash equivalents, beginning of year	40,529	39,204	26,927

Cash and cash equivalents, end of year	$45,538	$40,529	$39,204

Cash provided by operating activities for the year ended December 31, 2012 as compared to the year ended December 31, 2011:

Net cash from operating activities increased by $9.6 million to $24.2 million cash provided by operating activities for the year ended December 31, 2012 as compared to $14.6 million cash provided by operating activities for the year ended December 31, 2011. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2012	Year Ended December 31, 2011
Net income	$176	$584
Depreciation of vessels, port terminals and other fixed assets, net	22,502	18,180
Amortization of intangible assets	4,438	4,436
Amortization of deferred financing costs	1,090	1,185
Amortization of deferred drydock and special survey costs	1,332	718
Provision for losses on accounts receivable	747	492
Income tax expense/(benefit)	35	(348)
Gain on sale of assets	—	(36)

Net income adjusted for non-cash items	$30,320	$25,211

Accounts receivable, net decreased by $2.9 million from $32.0 million at December 31, 2011 to $29.1 million at December 31, 2012. This decrease was attributable to the timely collection of outstanding invoices.

Prepaid expenses and other current assets increased by $2.0 million from $7.0 million at December 31, 2011 to $9.0 million at December 31, 2012. The main reason was an increase of (a) $0.6 million in insurance claims to be recovered, and (b) $1.4 million in other prepaid expenses.

Accounts payable increased by $11.5 million from $23.2 million at December 31, 2011 to $34.7 million at December 31, 2012. This increase is mainly attributable to the increase in operations following the expansion of our barge fleet and the increase of activities in our dry port terminal.

Accrued expenses increased by $1.3 million to $17.0 million at December 31, 2012 from $15.7 million at December 31, 2011. The primary reason was an increase of (a) $0.4 million in accrued salaries and (b) $1.6 million in taxes payable. Such increase was mitigated by (a) a $0.2 million decrease in accrued fees, (b) a $0.3 million decrease in other accrued expenses and (c) a $0.2 million decrease in accrued interest.

Cash used in investing activities for the year ended December 31, 2012 as compared to the year ended December 31, 2011:

Net cash used in investing activities decreased by $53.0 million to $17.6 million for the year ended December 31, 2012 from $70.6 million for the same period in 2011.

Cash used in investing activities for the year ended December 31, 2012 was mainly the result of (a) $3.4 million in payments for the construction of a new silo in our dry port in Uruguay, (b) $7.5 million in payments for the construction of a new conveyor belt in our dry port in Uruguay, (c) $4.6 million in payments for the construction of four new tank barges, (d) $0.4 million in payments for improvements performed in the pushboat fleet (e) $0.3 million in payments for the construction of additional tanks in our liquid port and (f) $1.4 million in payments for the purchase of other fixed assets.

Cash used in investing activities for the year ended December 31, 2011 was mainly the result of (a) $0.9 million for the construction of the new drying and conditioning facility in our dry port in Uruguay, (b) $6.4 million for the construction of a new silo in our dry port in Uruguay, (c) $60.0 million for the acquisition and transportation of three pushboats, 66 barges and one floating dry dock, (d) $1.7 million for improvements and (e) $1.6 million for the purchase of other fixed assets.

Cash used in financing activities for the year ended December 31, 2012 as compared to cash provided by financing activities for the year ended December 31, 2011:

Cash used in financing activities decreased by $58.9 million to $1.6 million of cash used in financing activities for the year ended December 31, 2012, as compared to cash provided by financing activities of $57.3 million for the same period of 2011.

Cash used in financing activities for the year ended December 31, 2012 was mainly due to $1.5 million payments for obligations under capital leases in connection with the product tanker vessels, the San San H and the Stavroula.

Cash provided by financing activities for the year ended December 31, 2011 was mainly due to (i) $200.0 million proceeds from the senior notes issued in April 2011 and (ii) $0.5 million decrease in restricted cash relating to loan repayments. This was partially offset by (a) $1.0 million payments of obligations under capital leases in connection with the product tanker vessels, the San San H and the Stavroula, (b) $126.8 million repayments of long-term debt, (c) $6.8 million payments for deferred financing costs following the amendment of the Credit Facility and the issuance of the Senior Notes and (d) $8.6 million for the acquisition of noncontrolling interests.

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

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2011	Year Ended December 31, 2010
Net income	$584	$7,497
Depreciation of vessels, port terminals and other fixed assets, net	18,180	17,729
Amortization of intangible assets	4,436	4,486
Amortization of deferred financing costs	1,185	365
Amortization of deferred drydock and special survey costs	718	394
Provision for losses on accounts receivable	492	652
Income tax (benefit)/expense	(348)	64
Gain on sale of assets	(36)	(52)

Net income adjusted for non-cash items	$25,211	$31,135

Accounts receivable, net increased by $14.9 million from $17.1 million at December 31, 2010 to $32.0 million at December 31, 2011. The primary reason was the increase in operations, mainly due to the new fleet acquired and due to the increase in sales of products, which amounted to an aggregate of $15.3 million, and the decrease in the allowance for doubtful receivables by $0.5 million.

Prepaid expenses and other current assets increased by $1.0 million from $6.0 million at December 31, 2010 to $7.0 million at December 31, 2011. The main reason was an increase of $0.9 million in other prepaid expenses.

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

Cash used in investing activities for the year ended December 31, 2011 as compared to the year ended December 31, 2010:

Net cash used in investing activities increased by $56.5 million to $70.6 million for the year ended December 31, 2011 from $14.1 million for the same period in 2010.

Cash used in investing activities for the year ended December 31, 2011 was mainly the result of (a) $0.9 million for the construction of the new drying and conditioning facility in our dry port in Uruguay, (b) $6.4 million for the construction of a new silo in our dry port in Uruguay, (c) $60.0 million for the acquisition and transportation of three pushboats, 66 barges and one floating dry dock, (d) $1.7 million for improvements and (e) $1.6 million for the purchase of other fixed assets.

Cash used in investing activities for the year ended December 31, 2010 was mainly the result of (a) the acquisition of two 29 acre parcels of land south of Nueva Palmira Free Zone for $1.0 million; (b) the payments for the construction of the new dry and conditioning facility in our dry port in Uruguay amounting to $3.0 million; and (c) the rest for the purchase of other fixed assets, barges and pushboats.

Cash provided by financing activities for the year ended December 31, 2011 as compared to cash used in financing activities for the year ended December 31, 2010:

Cash provided by financing activities increased by $65.2 million to $57.3 million for the year ended December 31, 2011, as compared to a net cash used in financing activities of $7.9 million for the same period of 2010.

Cash provided by financing activities for the year ended December 31, 2011 was mainly due to (i) $200.0 million proceeds from the senior notes issued in April 2011 and (ii) $0.5 million decrease in restricted cash relating to loan repayments. This was partially offset by (a) $1.0 million payments of obligations under capital leases in connection with the product tanker vessels, the San San H and the Stavroula, (b) $126.8 million repayments of long-term debt, (c) $6.8 million payments for deferred financing costs following the amendment of the Credit Facility and the issuance of the senior notes and (d) $8.6 million for the acquisition of noncontrolling interests.

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

As of December 31, 2012 and 2011, deferred financing costs associated with the Senior Notes amounted to $5.7 million and $6.4 million respectively. Interest expense associated with the Senior Notes amounted to $18.5 million and $13.0 million for the years ended December 31, 2012 and 2011, respectively. There was no interest expense relating to the Senior Notes for 2010.

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

Loan Facilities

Cyprus Popular Bank Public Co. Ltd Facility

On March 20, 2012, Cyprus Popular Bank Public Co. Ltd. and Nauticler S.A, the company’s subsidiary finalized the documentation of the $40.0 million revolving credit facility for working and investing capital purposes. The loan bears interest based on a margin of 300 basis points and the obligations will be secured by mortgages on four tanker vessels or alternative security over the assets acceptable to the bank. The commitment requires that we are in compliance with the covenants contained in the indenture governing the Senior Notes. The loan is initially repayable 12 months after drawdown with extension options available. As of December 31, 2012, the $40.0 million revolving credit facility was undrawn.

Other Indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, we assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira.

As of December 31, 2012, the outstanding loan balance was $0.6 million. The loan facility bears a fixed interest rate of 600 basis points. The loan is repayable in monthly installments of $5,740 each and the final repayment date must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

The maturity table below reflects the principal payments due by period of all credit facilities outstanding as of December 31, 2012 for the next five years and thereafter, based on the repayment schedule of the respective loan facilities (as described above) and the issuance of $200.0 million of Senior Notes on April 12, 2011 (due in April 2019).

Payment due by period	As of December 31, 2012 (Amounts in millions of U.S. dollars)
December 31, 2013	0.1
December 31, 2014	0.1
December 31, 2015	0.1
December 31, 2016	0.1
December 31, 2017	0.1
December 31, 2018 and thereafter	200.1

Total long-term borrowings	$200.6

Working Capital

On December 31, 2012, our current assets totaled $98.2 million, while current liabilities totaled $61.7 million, resulting in a positive working capital position of $36.5 million. Our cash forecast indicates that we will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on our indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position for at least the next 12 months.

Our Argentine subsidiaries could be prevented from transferring funds outside of Argentina. See “Item 3.D Risk Factors-Risks Relating to Argentina.”

While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, we continue to review our cash flows with a view toward increasing working capital.

Capital Expenditures

During the first quarter of 2010, we began the construction of a grain drying and conditioning facility at our dry port facility in Nueva Palmira, Uruguay. The facility, which has been operational since May 16, 2011 and had a total cost of $3.9 million, has been financed entirely with funds provided by our dry port operations.

In June 2010, we entered into long-term bareboat agreements for two new product tankers, the Stavroula and the San San H, each with a capacity of 16,871 dwt. The San San H and the Stavroula were delivered in June and July 2010, respectively. Both tankers were chartered-in for a two-year period, and we had the obligation to purchase the vessels immediately upon the expiration of their respective charter periods. The purchase price of the vessels (including direct costs) amounted to approximately $19.6 million and $17.9 million, respectively. On May 9, 2012, we entered into an agreement for the restructuring of our capital leases by extending their duration until June 2016 and amending the purchase price obligation to $9.9 million and $9.8 million, each at the end of the extended period. As of December 31, 2012, the obligations for these vessels were accounted for as capital leases and the lease payments during the year ended December 31, 2012 for both vessels were $1.5 million.

During 2011, we used a portion of the proceeds from the Senior Notes to pay $58.9 million for the acquisition of three pushboats, 66 dry barges and a floating dry dock facility including transportation and other related costs associated with the acquired assets.

Additionally, during 2011, we performed some improvements relating to its vessels, the Malva H, the Estefania H and the San San H (formerly known as the Jiujiang), amounting to $0.1 million, $0.6 million and $1.1 million, respectively.

In September 2011, we paid a total of $0.4 million for the acquisition of a third piece of land. All of these pieces of land are located at the south of the Nueva Palmira Free Zone and were acquired as part of a project to develop a new transshipment facility for mineral ores and liquid bulks.

We paid $9.7 million for the construction of a new silo at our dry port in Uruguay which has been operational since April 2012. During the second quarter of 2012, we began the construction of a new conveyor belt in our dry port in Uruguay, which is expected to be completed in the third quarter of 2013. As of December 31, 2012, we had paid $7.5 million for the construction of the new conveyor belt.

In our liquid port in Paraguay, 3,000, 5,000 and 2,100 cubic meters of storage capacity were added in December 2011, in August 2012 and in October 2012, respectively reaching a total capacity of 45,660 cubic meters. As of December 31, 2012, we had paid $0.9 million ($0.6 million of which was paid in 2011) for the construction of all three tanks.

During the second quarter of 2012, we began the construction of four new tank barges. The first one was delivered in October 2012 and the second one in December 2012 with a cost of $1.9 million each. The remaining two are expected to be delivered at the end of March and June 2013, respectively. As of December 31, 2012 we had paid $0.8 million for the construction of the two remaining tank barges.

During the second half of 2012, we completed the acquisition of one pushboat and six tank barges that were previously chartered-in from related parties for a total consideration of $15.9 million.

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

Concentration of Credit Risk

Accounts Receivable

Concentrations of credit risk with respect to accounts receivables are limited due to our large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in our trade receivables. For the year ended December 31, 2012, our three largest customers, Vale, YPF and Axion Energy (formerly known as Esso), accounted for 18.5%, 11.5% and 11.5% of our revenues, respectively and our five largest customers accounted for approximately 56.4%. For the year ended December 31, 2011, our three largest customers, Petrobras, Petropar and Esso, accounted for 18.1%, 10.2% and 10.0% of our revenues, respectively and our five largest customers accounted for approximately 55.1%. During the year ended December 31, 2010, our largest customer, Petrobras, accounted for 17.5% of our revenues, and our five largest customers accounted for approximately 50% of our revenues. Other than our largest customers mentioned above, no other customer accounted for more than 10% of our revenues during the years ended December 31, 2012, 2011 and 2010.

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

Our results of operations are affected by certain factors, including our ability to renew contracts on our fleet and ports on the expiration of current contracts which depends on economic conditions in the sectors we operate and changes in the supply and demand for vessels, barges and pushboats and for the transportation and storage of commodities. Other factors that affect our operating results include fluctuations in exchange rates, the impact of inflation and fuel price increases and the seasonality of the industries in which we operate. See “Item 5.A Operating Results-Overview-Factors affecting our results of operations.”

E.	Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in barges and pushboats are treated as operating leases for accounting purposes. We are also committed to making rental payments under various operating leases for office and other premises.

As of December 31, 2012, our subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to a total of approximately $1.0 million. According to the Horamar acquisition agreement, if such cases are brought against us, the amounts involved will be reimbursed by the previous shareholders, and, as such, we have recognized a receivable against such liability. The contingencies are expected to be resolved in the next seven years. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect our financial position, results of operations or liquidity.

As of March 1, 2012 the Company issued a guarantee and indemnity letter that guaranteed the performance by Petrosan of all its obligations to Vitol up to $10.0 million. On July 11, 2012, the amount of the guarantee was amended to $12.0 million and on March 1, 2013 the guarantee was extended for one year, expiring on March 1, 2014.

F.	Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as of December 31, 2012:

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Payment due by period (in million $)

Long-term debt obligations(1)	$0.1	$0.2	$0.2	$200.1	$200.6
Operating lease obligations (Time charters)	1.6	—	—	—	1.6
Capital lease obligations(2)	1.4	2.8	20.9	—	25.1
Dry port expansion obligations(4)	7.1	—	—	—	7.1
Barge construction obligations(5)	3.3	—	—	—	3.3
Acquisition of chartered-in fleet obligations(6)	4.0	7.4	1.9	—	13.3
Rent obligations(3)	0.2	0.2	0.1	0.2	0.7

Total	$17.7	$10.6	$23.1	$200.3	$251.7

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities.
(2)	Future remaining contractual payments for the two Navios Logistics cabotage vessels under capital lease, the Stavroula and the San San H.
(3)	Navios Logistics has several lease agreements with respect to its various operating offices.
(4)	Future remaining contractual payments for the port expansion project in the dry port concerning mainly the new conveyor belt.
(5)	Future remaining contractual payments for the construction of the four new tank barges.
(6)	Future remaining contractual payments for the acquisition of one push-boat and six barges.

Recent Accounting Pronouncements

Goodwill Impairment Guidance

In September 2011, the Financial Accounting Standards Board (“FASB”) issued an Update to simplify how public entities test goodwill for impairment. The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The adoption of the new amendments did not have a significant impact on our consolidated financial statements.

Fair Value Measurement

In May 2011, the FASB issued amendments to achieve common fair value measurement and disclosure requirements. The new guidance (i) prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of accounting is specified in another guidance, unless the exception provided for portfolios applies and is used; (ii) prohibits the application of a blockage factor in valuing financial instruments with quoted prices in active markets and (iii) extends that prohibition to all fair value measurements. Premiums or discounts related to size as a characteristic of the entity’s holding (that is, a blockage factor) instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted. A fair value measurement that is not a Level 1 measurement may include premiums or discounts other than blockage factors when market participants would incorporate the premium or discount into the measurement at the level of the unit of accounting specified in another guidance. The new guidance aligns the fair value measurement of instruments classified within an entity’s shareholders’ equity with the guidance for liabilities. As a result, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The disclosure requirements have been enhanced. The most significant change will require entities, for their recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, to include a description of the valuation processes used by the entity, and to include a qualitative discussion about the sensitivity of the measurements. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The new guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The adoption of the new standard did not have a significant impact on our consolidated financial statements.

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. We adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements within level 3, which was effective for us beginning in the first quarter of fiscal year 2011. The adoption of the new standards did not have a significant impact on our consolidated financial statements.

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

For the year ended December 31, 2012 after considering various indicators, including but not limited to the market price of our long-lived assets, our contracted revenues and cash flows and the economic outlook, we concluded that no impairment analysis should be performed on the long-lived assets.

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

Goodwill and Other Intangibles:

(i) Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually.

We evaluate impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. We determine the fair value of the reporting unit based on discounted cash flow analysis and believes that the discounted cash flow analysis is the best indicator of fair value for its individual reporting units.

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

These assumptions could be adversely impacted by the current uncertainty surrounding global market conditions, as well as the competitive environment in which we operate.

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

As of December 31, 2012, the fair value of the reporting units was in significant excess of their carrying values.

No impairment loss was recognized for any of the periods presented.

(ii) Intangibles other than goodwill: Our intangible assets and liabilities consist of favorable lease terms, customer relationships, trade name and port terminal operating rights. Intangible assets resulting from acquisitions accounted for using the purchase method of accounting are recorded at fair value as estimated by market information, the “relief from royalty” method or discounted cash flows.

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

When intangible assets associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

The amortizable value of favorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the “Amortization of intangible assets and liabilities, net” line item.

As of December 31, 2012 there was no impairment of intangible assets.

Amortizable intangible assets are amortized under the straight line method according to the following weighted average amortization periods:

Intangible assets/liabilities	Years
Trade name	10
Favorable lease terms	2 to 5
Port terminal operating rights	20 to 25
Customers relationships	20

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors and Senior Management

The following table sets forth information regarding our current directors and members of our senior management as of March 6, 2013:

Name	Age	Position

Angeliki Frangou	48	Chairman and Director
Claudio Pablo Lopez	55	Chief Executive Officer, Vice Chairman and Director
Carlos Augusto Lopez	52	Chief Commercial Officer—Shipping Division and Director
Horacio Enrique Lopez	56	Chief Operating Officer—Shipping Division and Director
Ruben Martinez	54	Chief Operating Officer—Port Division and Director
Ioannis Karyotis	37	Chief Financial Officer
George Achniotis	48	Executive Vice President—Business Development and Director
Vasiliki Papaefthymiou	44	Executive Vice President—Legal
Efstratios Desypris	40	Senior Vice President—Strategic Planning and Director
Anna Kalathakis	43	Secretary, Senior Vice President—Legal Risk Management

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is Aguada Park Free Zone, Paraguay 2141, Of. 1603, Montevideo Uruguay.

Angeliki Frangou has been our Chairman and a Member of our board of directors since inception in December 2007. Ms. Frangou is also the Chairman and Chief Executive Officer of Navios Maritime Holdings Inc. In addition, Ms. Frangou serves as the Chairman and Chief Executive Officer of Navios Maritime Partners L.P., an affiliated limited partnership trading on the New York Stock Exchange, since August 2007, and as the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation, an affiliated corporation also trading on the New York Stock Exchange. Previously, Ms. Frangou was Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. During the period 1990 through August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A., and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. As of September 2012, Ms. Frangou is also serving as a Board member of Eurobank Ergasias S.A. (one of the largest commercial banks in Greece). During the period April 2004 to July 2005, Ms. Frangou served on the board of directors of Emporiki Bank of Greece (then, the second largest retail bank in Greece). From June 2006 until September 2008, Ms. Frangou also served as Chairman of Proton Bank, based in Athens, Greece. Ms. Frangou is member of the

Board of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and Vice Chairman of China Classification Society Mediterranean Committee and a member of the Hellenic and Black Sea Committee of Bureau Veritas as well as a member of Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a master’s degree in mechanical engineering from Columbia University.

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

Anna Kalathakis is our Senior Vice President—Legal Risk Management since March 2011. Ms. Kalathakis has been Chief Legal Risk Officer from November 2012, and Senior Vice President—Legal Risk Management of Navios Maritime Holdings Inc. from December 2005 until October 2012. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A Bilbrough & Co. Ltd. (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited, the “London P&I Club”) and an Associate Director of the London P&I Club where she gained experience in the handling of liability and contractual disputes in both the dry and tanker shipping sectors (including collisions, oil pollution incidents, groundings etc). She previously worked for a U.S. maritime law firm in New Orleans, having been qualified as a lawyer in Louisiana in 1995, and also served in a similar capacity for a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus Bar, Greece, in 2003. She studied International Relations at Georgetown University and holds a Masters of Business Administration degree from European University in Brussels and a Juris Doctor degree from Tulane Law School.

Board of Directors and Committees

We are in the process of establishing an audit committee that will, among other things, be responsible for reviewing our external financial reporting, engaging our external auditors, approving all fees paid to auditors and overseeing our internal audit activities and procedures and the adequacy of our internal accounting controls.

B. Compensation

Officers’ Compensation

The aggregate annual compensation paid to our executive officers was approximately $1.1 million for the year ended December 31, 2012, $1.2 million for the year ended December 31, 2011, $1.1 million for the year ended December 31, 2010. See “Item 7.B Certain Relationships and Related Party Transactions.”

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

As of December 31, 2011, we employed 367 land-based employees: 43 employees in the Asuncion, Paraguay office, 48 employees at the port facility in San Antonio, Paraguay, 123 employees in the Buenos Aires, Argentina office, six employees in the Montevideo, Uruguay office, 135 employees at the dry port facility in Uruguay, and 12 employees at Hidronave S.A.’s Corumba, Brazil office.

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

The following table sets forth the beneficial ownership, as of March 6, 2013, of our common stock and by each person we know to beneficially own more than 5% of our common stock.

Percentage of beneficial ownership is based on 20,000 shares of common stock outstanding on March 6, 2013.

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

	Shares Beneficially Owned (1) (2)
Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Voting Power
Navios Maritime Holdings Inc. (1)	12,765	63.8%

Sinimalec S.A. (2)	7,235	36.2%

(1)	Navios Holdings, which beneficially owns shares of our common stock through its wholly owned subsidiary Navios Corporation, is a Marshall Islands corporation with shares of its common stock listed on the New York Stock Exchange, and is controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (its Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Ted C. Petrone, Spyridon Magoulas, John Stratakis, George Malanga, and Efstathios Loizos. In addition, we have been informed by Navios Holdings that, based upon documents publicly available filed with the SEC, it believes that the beneficial owners of greater than 5% of the common stock of Navios Holdings is: Angeliki Frangou (23.9%) (who has previously filed an amended Schedule 13D indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and, as of June 15, 2011, she had purchased approximately $10.0 million of additional shares of common stock) . We have been informed by Navios Holdings that, other than Angeliki Frangou, no beneficial owner of greater than 5% of Navios Holdings’ common stock is an affiliate of Navios Holdings.
(2)	Sinimalec S.A. (“Sinimalec”) is a Uruguay corporation which beneficially owns shares of our common stock through its 100% ownership in Peers Business Inc., a Panama corporation (the record holder of such shares) (“Peers”). The families of Claudio Pablo Lopez, our Chief Executive Officer and Vice Chairman, Carlos Augusto Lopez, our Chief Commercial Officer-Shipping Division and Horacio Enrique Lopez, our chief Operating Officer-Shipping Division each beneficially own 33.3% of the voting stock of Sinimalec. There is no contract, arrangement, understanding, relationship or other agreement among or between any of the Lopez brothers regarding the voting power or investment power of their respective ownership interests in Sinimalec. Each of the Lopez brothers expressly disclaims any beneficial ownership in the shares of Sinimalec owned by either of the families of the other brothers.

Our record holders are Navios Holdings and Sinimalec and, therefore, there are no host country holders of record.

B.	Certain Relationships and Related Party Transactions

Shareholders’ Agreement

Pursuant to a shareholders’ agreement (the “Shareholders’ Agreement”) entered into in January 2008 in connection with the original combination of the Uruguayan port business and the upriver barge business, Grandall Investments S.A.(“Grandall”) (an entity owned and controlled by Lopez family members, including Claudio Pablo Lopez, our Chief Executive Officer and Vice Chairman) and since December 17 , 2012, its successor Peers has certain rights as our shareholders, including certain rights of first offer, rights of first refusal, tag along rights, exit options and veto rights.

Pursuant to an amendment dated June 17, 2010, the Shareholders’ Agreement will be terminated effective as of the date we become a reporting company under the Exchange Act (the “effective date”). The parties to the amendment agreed that, as of the effective date:

•	the board of directors shall be divided into three classes, with each class to serve for a three-year period;

•	a super-voting Class B Common Stock shall be created which shall have 10 votes per common share (as opposed to one vote per common share);

•	Navios Holdings will exchange its common stock for shares of Class B Common Stock; and

•	blank check preferred stock may be issued with the vote of a majority of the then members of our board of directors who are not affiliated with Navios Corporation.

Pursuant to the amendment, during the period commencing on the effective date and ending on the first anniversary of the effective date (the “lock-up termination date”), each of Navios Holdings and Peers will not, without the prior written consent of the other, (i) lend, offer, pledge, sell or otherwise transfer or dispose of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or (ii) enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of common stock. The foregoing provision will only be applicable to restrict Peers until the earlier of the lock-up termination date or the date on which Angeliki Frangou is no longer the largest beneficial owner of common stock of Navios Holdings.

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

Pursuant to an Assignment and Succession agreement dated December 17, 2012, Peers Business Inc. (“Peers”) a Panamanian corporation assumed all rights and obligations of Grandall under the Shareholders’ agreement.

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

Under the Administrative Services Agreement, we have agreed to indemnify the Manager and its employees against all actions which may be brought against them under the Administrative Services. Agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however, that such indemnity excludes any or all losses that may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or its employees or agents.

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

Total general and administrative fees charged pursuant to the Administrative Services Agreement for the year ended December 31, 2012 amounted to $0.6 million ($0.4 million for the year ended December 31, 2011 and $0 for the year ended December 31 2010).

At December 31, 2012, 2011 and 2010, the amounts due to affiliate companies were as follows:

	December 31, 2012	December 31, 2011	December 31, 2010
	(in thousands of U.S. dollars)

Navios Holdings	$1,853	$2,000	$155

Such receivables and payables do not accrue interest and do not have a specific due date for their settlement.

Due to related parties, net: During the second half of 2012, we acquired the 100% of the outstanding stock of Merco Parana S.A, an Argentinean company owned by Claudio Pablo Lopez, Horacio Enrique Lopez and Carlos Augusto Lopez, which is the owner of three liquid barges that were previously chartered-in by Navios Logistics. The total consideration for the acquisition was $2.5 million to be paid in installments with the final installment payable on March 29, 2013. As of December 31, 2012 we had paid $2.0 million and the remaining balance was $0.5 million.

During the second half of 2012, we acquired one push boat and three liquid barges, which were previously chartered-in by Navios Logistics, from Holdux Maritima Leasing Corp., a Panamenian company owned by members of the family of Mr. Horacio Alfredo Lopez, the father of Mr. Claudio Pablo Lopez our CEO, Mr. Carlos Augusto Lopez our CCO and Mr. Horacio Enrique Lopez our COO-shipping division. The total consideration for the acquisition was $13.4 million to be paid in one initial payment and seven semiannual installments with the final installment payable on June 30, 2016. As of December 31, 2012 we had paid $0.6 million and the remaining balance was $12.8 million. Rent expense related to the above assets amounted to $0.9 million for the year ended December 31, 2012 ($1.9 million in 2011 and $2.1 million in 2010).

Lodging: Compania Naviera Horamar S.A., a wholly owned subsidiary, obtains lodging services from Empresa Hotelera Argentina S.A./(NH Lancaster) an Argentinean corporation owned by certain of our directors and officers, including Claudio Pablo Lopez, our Chief Executive Officer, and Carlos Augusto Lopez, our Chief Commercial Officer—Shipping Division, each of whom does not have a controlling interest in those companies. The total expense payments were less than $0.1 million for the years ended December 31, 2012, 2011 and 2010 and amounts payable were less than $0.1 million as of December 31, 2012 and 2011.

Voyage expenses: Navegacion Guarani S.A, a wholly owned subsidiary, obtains bunkers from Dieselcom Transportadora e Revendora de Dieselcombustivel S.A a Brazilian corporation, which is controlled by family members of the noncontrolling shareholder of Hidronave South American Logistics S.A , Michel Chaim. Voyage expenses charged for the year ended December 31, 2012 amounted to $1.2 million ($0.7 million in 2011 and $0.1 million in 2010).

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

The employment agreements initially expired on December 31, 2009, but renew automatically for successive one-year periods until either party gives 90 days’ written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $0.28 million to $0.34 million per year, annual bonuses and other incentives provided certain EBITDA performance targets are achieved. Under the agreements, we accrued compensation totaling $0.9 million for the year ended December 31, 2012 ($0.9 million both in 2011 and in 2010).

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

Organization, Objects and Purposes

The Company is organized under the laws of Marshall Islands with a stated purpose to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Corporation Act. Under its Articles, the Company is authorized to issue 50,000,000 shares of common stock, $1.00 par value per share.

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

On February 17, 2012, we commenced an exchange offer pursuant to a registration rights agreement entered into by the Co-Issuer and the subsidiary guarantors upon the issuance of the senior notes. The exchange offer was completed on March 27, 2012, in which $191.6 million in principal amount, or 95.81% of the outstanding privately placed senior notes were exchanged for publicly registered senior notes with identical terms, which are also governed by the Indenture.

Credit Facility

On March 20, 2012, Cyprus Popular Bank Public Co. Ltd. and Nauticler S.A. finalized the documentation of the $40.0 million revolving credit facility for working and investment capital purposes. The loan bears interest at a rate based on a margin of 300 basis points. See “Item 5—Operating and Financial Review and Prospects—Long-term Debt Obligations and Credit Arrangements—Loan Facilities—Credit Facility.” The loan is initially repayable 12 months after drawdown with extension options available.

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

In the case of Argentina, however, it should be noted that since the year 2001 local authorities have established certain foreign exchange restrictions that affect the export or import of capital. Such restrictions have been progressively eased since 2003 but have not been eliminated. Additionally, there can be no assurance that local authorities in Argentina will not modify such regulations. See “Item 3.D Risk Factors-Risks Relating to Argentina-The Argentine Central Bank has imposed restrictions on the transfer of funds outside Argentina and other exchange controls in the past and may do so in the future, which could prevent our Argentine subsidiaries from transferring funds for the payment of the senior notes or the related guarantees.”

E. Taxation

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the senior notes. This summary is limited to beneficial owners of senior notes that:

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

The U.S. federal income tax considerations set forth below are based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations thereunder, and current administrative rulings and court decisions, all as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). We have not and will not seek any rulings from the Internal Revenue Service (“IRS”) or opinions of counsel regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of the senior notes that are different from those discussed below or that a court will not agree with any such positions.

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

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds the senior notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Partnerships holding the senior notes and partners in such partnerships should consult their own tax advisors regarding the U.S. federal income tax consequences of purchasing, owning and disposing of the senior notes. In addition, this summary does not address the effect of any U.S. federal estate or gift tax laws, the Medicare tax on investment income or any U.S. state or local or non-U.S. tax laws on a beneficial owner of the senior notes. Each beneficial owner of the senior notes should consult a tax advisor as to the particular tax consequences to it of purchasing, owning and disposing of the senior notes, including the applicability and effect of any U.S. federal estate or gift tax laws or any U.S. state or local or non-U.S. tax laws.

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

Certain Reporting Requirements. Individuals who are U.S. holders (and to the extent specified in applicable Treasury regulations, certain individuals who are non-U.S. holders and certain U.S. holders who are entities) who hold “specified foreign financial assets” (as defined in section 6038D of the Internal Revenue Code) are required to file a report on IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, the senior notes, unless such notes are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. holder (and to the extent specified in applicable Treasury regulations, an individual non-U.S. holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. holders (including U.S. entities) and non-U.S. holders should consult their own tax advisors regarding their reporting obligations with respect to specified foreign financial assets.

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

Not applicable.

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

Interest Rate Risk:

Debt instruments: As of December 31, 2012 and December 31, 2011, we had a total of $200.6 million and $200.7 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a fixed rate.

Interest rates on the loan facility of Hidronave S.A. and the Senior Notes are fixed and, therefore, changes in interest rates would not affect their value which as of December 31, 2012 was $0.6 million and $200.0 million, respectively.

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

Our subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. For the year ended December 31, 2012 and for the year ended December 31, 2011, approximately 50.4% and 48.5%, respectively, of our expenses were incurred in currencies other than U.S dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of income. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above of 1.00% would change our net income for the year ended December 31, 2012 by $1.0 million.

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

A. Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2012. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2012.

B. Management’s Annual Report on Internal Control over Financial Reporting

The management of Navios Logistics is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) of the Exchange Act. Navios Logistics’ internal control system was designed to provide reasonable assurance to Navios Logistics’ management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Navios Logistics’ management assessed the effectiveness of Navios Logistics’ internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on its assessment, management believes that, as of December 31, 2012, Navios Logistics’ internal control over financial reporting is effective based on those criteria.

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

Navios Logistics has adopted a code of ethics, the Navios Code of Corporate Conduct and Ethics, applicable to officers, directors and employees of Navios Logistics. The Navios Code of Corporate Conduct and Ethics is available for review on Navios Logistics’ website at www.navios-logistics.com.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

Our principal accountants for fiscal years 2012 and 2011 were Price Waterhouse and Co S.R.L. The audit fees for the audit of each of the years ended December 31, 2012 and 2011 were $0.8 million and $0.6 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2012 and 2011.

Tax Fees

There were no tax fees billed in 2012 and 2011.

All Other Fees

There were no other fees billed in 2012 and 2011.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-48 and are filed as part of this report statement.

Item 19.	Exhibits

1.1	Amended Articles of Incorporation of Navios South American Logistics Inc. (1)

1.2	Bylaws of Navios South American Logistics Inc. (1)

2.1	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A. (1)

2.2	Indenture, dated as of April 12, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association. (1)

2.3	First Supplemental Indenture, dated as of April 28, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(2)

2.4	Second Supplemental Indenture, dated as of July 26, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(2)

2.5	Financial Agreement relating to a revolving credit facility of up to $40,000,000 dated as of March 20, 2012, between Nauticler S.A and Marfin Popular Bank Public Co Ltd.(2)

2.6	Amended and Restated Waiver to Shareholder’s Agreement.(2)

2.7	Third Supplemental Indenture, dated as of December 19, 2012, among Navios South American Logistics Inc. , Navios Logistics Finance (US) Inc. and Wells Fargo Bank, National Association*

4.1	Administrative Services Agreement, dated as of April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc. (1)

8	Subsidiaries of Navios South American Logistics Inc.*

11	Code of Ethics (2)

12.1	Section 302 Certifications of Principal Executive Officer.*

12.2	Section 302 Certification of Principal Financial Officer.*

13	Section 906 Certifications of Principal Executive and Principal Financial Officer.*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2012 and 2011; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2011, 2011 and 2010; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2011, 2011 and 2010; and (v) the Notes to Consolidated Financial Statements as blocks of text.**

*	Filed herewith
**	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.
(1)	Previously filed with Registration Statement on Form F-4 (Registration No. 333-179250), as filed with the Securities and Exchange Commission on January 31, 2012.
(2)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31,2011, as filed with the Securities and Exchange Commission on April 5, 2012.

SIGNATURES

Navios South American Logistics Inc. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

By:	NAVIOS SOUTH AMERICAN LOGISTICS INC.

/s/ Claudio Pablo Lopez
	Name:	Claudio Pablo Lopez
	Title:	Chief Executive Officer, Vice Chairman and Director

Date: March 7, 2013

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Navios South American Logistics Inc.:

We have audited the accompanying consolidated balance sheets of Navios South American Logistics Inc. and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Navios South American Logistics Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ Price Waterhouse & Co. S.R.L.

Buenos Aires, Argentina March 7, 2013

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	December 31, 2012	December 31, 2011

ASSETS
Current assets
Cash and cash equivalents	4	$45,538	$40,529
Accounts receivable, net	5	29,122	31,959
Prepaid expenses and other current assets	6	8,969	6,963
Inventories		14,553	6,501

Total current assets		98,182	85,952

Vessels, port terminals and other fixed assets, net	7	356,038	350,088
Intangible assets other than goodwill	8	59,425	63,863
Goodwill	3	104,096	104,096
Deferred drydock and special survey costs, net		10,811	6,869
Deferred financing costs, net	10	5,851	6,941
Other long term assets		1,941	3,425

Total noncurrent assets		538,162	535,282

Total assets		$636,344	$621,234

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	9	$34,747	$23,211
Due to affiliate companies	18	1,853	2,000
Accrued expenses	9	17,011	15,717
Deferred income		3,004	4,492
Due to related parties, net	18	3,664	—
Current portion of capital lease obligations	7	1,353	31,221
Current portion of long-term debt	10	69	69

Total current liabilities		$61,701	$76,710

Senior notes	10	200,000	200,000
Due to related parties, net	18	8,859	—
Long term debt, net of current portion	10	529	599
Capital lease obligations, net of current portion	7	23,759	—
Deferred tax liability	16	18,522	19,628
Other long term liabilities		1,573	3,072

Total noncurrent liabilities		$253,242	$223,299

Total liabilities		$314,943	$300,009

Commitments and contingencies	15	—	—
STOCKHOLDERS’ EQUITY
Common stock—$1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding in 2012 and 2011	19	20	20
Additional paid-in capital		303,518	303,518
Retained earnings		17,302	17,146

Total Navios Logistics stockholders’ equity		320,840	320,684
Noncontrolling interest		561	541

Total stockholders’ equity		321,401	321,225

Total liabilities and stockholders’ equity		$636,344	$621,234

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars—except share data)

	Notes	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010

Time charter, voyage and port terminal revenues		$178,619	$165,625	$136,756
Sales of products		68,414	69,063	51,217
Time charter, voyage and port terminal expenses	12	(41,776)	(41,680)	(35,410)
Direct vessel expenses	13	(69,476)	(63,422)	(50,422)
Cost of products sold		(65,039)	(66,757)	(47,073)
Depreciation of vessels, port terminals and other fixed assets, net	7	(22,502)	(18,180)	(17,729)
Amortization of intangible assets	8	(4,438)	(4,436)	(4,486)
Amortization of deferred drydock and special survey costs	2	(1,332)	(718)	(394)
General and administrative expenses	14	(14,844)	(13,662)	(12,210)
Provision for losses on accounts receivable	5	(747)	(492)	(652)
Taxes other than income taxes		(8,212)	(8,934)	(7,921)
Gain on sale of assets		—	36	52
Interest expense and finance cost, net	10	(20,057)	(17,074)	(4,526)
Interest income		388	843	298
Foreign exchange differences		(279)	(645)	(3)
Other income, net		1,492	669	64

Income before income taxes and noncontrolling interest		$211	$236	$7,561
Income tax (expense)/benefit	16	(35)	348	(64)

Net income		$176	$584	$7,497
Less: Net income attributable to the noncontrolling interest		(20)	(780)	(1,897)

Net income/(loss) attributable to Navios Logistics’ stockholders		$156	$(196)	$5,600

Basic and diluted net earnings/(losses) per share attributable to Navios Logistics’ stockholders	21	$0.0078	$(0.0098)	$0.2800

Weighted average number of shares, basic and diluted		20,000	20,000	20,000

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010

OPERATING ACTIVITIES:
Net income		$176	$584	$7,497
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels, port terminals and other fixed assets, net	7	22,502	18,180	17,729
Amortization of deferred drydock and special survey costs	2	1,332	718	394
Income tax expense/(benefit)	16	35	(348)	64
Amortization of deferred financing costs		1,090	1,185	365
Amortization of intangible assets	8	4,438	4,436	4,486
Provision for losses on accounts receivable	5	747	492	652
Gain on sale of assets		—	(36)	(52)
Changes in operating assets and liabilities:
Decrease in restricted cash		—	—	1,316
Payments of interest on long-term financial debt		—	—	(2,409)
Decrease/(increase) in accounts receivable		2,127	(15,264)	(2,176)
(Increase)/decrease in prepaid expenses and other current assets		(1,076)	(2,905)	2,419
(Increase)/decrease in inventories		(8,052)	2,995	(2,375)
Decrease in other long term assets		3,211	103	172
Payments for drydock and special survey costs		(5,274)	(5,546)	(762)
Increase/(decrease) in accounts payable		10,093	(755)	5,988
(Decrease)/increase in due to affiliate companies		(147)	1,845	61
(Decrease)/increase in accrued expenses		(675)	4,468	774
(Decrease)/increase in deferred income		(1,488)	4,492	—
(Decrease)/increase in other long term liabilities		(4,809)	(55)	167

Net cash provided by operating activities		24,230	14,589	34,310

INVESTING ACTIVITIES:
Cash acquired through asset acquisition		34	—	—
Acquisition of vessels, port terminals and other fixed assets, net		(17,666)	(70,598)	(14,114)

Net cash used in investing activities		(17,632)	(70,598)	(14,114)

FINANCING ACTIVITIES:
Decrease/(increase) in restricted cash		—	564	(206)
Proceeds from issuance of Senior Notes		—	200,000	—
Repayments of long-term debt		(70)	(126,755)	(5,240)
Acquisition of noncontrolling interest	3	—	(8,638)	—
Dividends from noncontrolling shareholders		—	—	(470)
Proceeds from long-term debt	10	—	—	293
Payments of obligations under capital leases	7	(1,519)	(1,040)	(1,771)
Debt issuance costs	10	—	(6,797)	(525)

Net cash (used in)/provided by financing activities		(1,589)	57,334	(7,919)

Net increase in cash and cash equivalents		5,009	1,325	12,277

Cash and cash equivalents, beginning of year		40,529	39,204	26,927

Cash and cash equivalents, end of year		$45,538	$40,529	$39,204

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized interest		$19,046	$11,435	$4,399
Cash paid for income taxes		$657	$834	$485
Non-cash investing and financing activities:
Acquisition of vessels		$(15,413)	$(1,586)	$(48,417)
Long term financial debt		$—	$—	$14,385
Revaluation of vessels due to restructuring of capital lease obligation		$4,590	$—	$—
Decrease in capital lease obligation due to restructuring		$(4,590)	$—	$—
Working capital acquired		$597	$—	$—
Capital lease obligations	7	$—	$—	$34,032
Exercise option from acquisition of vessels		$—	$—	$4,400
Contribution receivable from noncontrolling shareholders		$—	$—	$(2,237)
Contribution from noncontrolling shareholders		$—	$—	$1,350
Shares released to the shareholders of Horamar		$—	$—	$10,870

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars—except share data)

	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Navios Logistics’ Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity

Balance December 31, 2009	20,000	$20	$281,798	$11,742	$293,560	$16,472	$310,032
Release of escrow shares	—	—	10,870	—	10,870	—	10,870
Contributions from noncontrolling shareholders	—	—	—	—	—	1,350	1,350
Dividends to noncontrolling shareholders	—	—	—	—	—	(470)	(470)
Net income	—	—	—	5,600	5,600	1,897	7,497

Balance December 31, 2010	20,000	$20	$292,668	$17,342	$310,030	$19,249	$329,279
Acquisition of noncontrolling interest (including transaction expenses)	—	—	10,850	—	10,850	(19,488)	(8,638)
Net (loss)/income	—	—	—	(196)	(196)	780	584

Balance December 31, 2011	20,000	$20	$303,518	$17,146	$320,684	$541	$321,225
Net income	—	—	—	156	156	20	176

Balance December 31, 2012	20,000	$20	$303,518	$17,302	$320,840	$561	$321,401

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Nature of operations

Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products.

Formation of Navios Logistics

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. On January 1, 2008, pursuant to a Share Purchase Agreement, Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM) contributed: (a) $112,200 in cash and (b) all of the authorized capital stock of its wholly-owned subsidiary, Corporacion Navios Sociedad Anonima (“CNSA”), to Navios Logistics in exchange for 12,765 shares of Navios Logistics representing 63.8% (67.2% excluding contingent consideration) of Navios Logistics’ outstanding stock. As part of the same transaction, Navios Logistics acquired 100% ownership of Horamar Group (“Horamar”) in exchange for: (i) $112,200 in cash, of which $5,000 was escrowed and payable upon the attainment of certain EBITDA targets during specified periods through December 2008; and (ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics’ outstanding stock, of which 1,007 shares were escrowed upon the attainment of certain EBITDA targets. During the year ended December 31, 2008, $2,500 in cash and 503 shares were released from escrow, when Horamar achieved the interim EBITDA target. On June 17, 2010, $2,500 in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target threshold. From that date onwards and as of December 31, 2012, Navios Holdings owned 63.8% of Navios Logistics stock. See Note 3 for a description of the release of shares on June 17, 2010.

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

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Subsidiaries included in the consolidation:

	Country of		Percentage of	Statement of operations
Company Name	Incorporation	Nature	Ownership	2012	2011	2010
Corporacion Navios S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Thalassa Energy S.A. (i)	Argentina	Barge-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Tankers Inc. (i)	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc. (i)	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc. (i)	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc. (i)	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navegacion Guarani S.A.	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidrovia OSR S.A	Paraguay	Tanker-Owning Company/Oil Spill Response & Salvage Services	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercofluvial S.A.	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrolera San Antonio S.A.	Paraguay	POA Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	51%	1/1-12/31	1/1-12/31	1/1-12/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	4/1-12/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	4/1-12/31
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/16-12/31	—
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	4/14-12/31	—
Merco Parana S.A	Argentina	Barge Owning Company	100%	7/1-12/31	—	—

(i)	On July 25, 2011, Navios Logistics acquired the noncontrolling interests of these joint ventures. As a result, after the consummation of this transaction, the percentage of ownership of the Company in these subsidiaries changed (see Note 19).

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

(e) Accounts Receivable, Net:

The amount shown as accounts receivable, net, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for losses on accounts receivable charged to the consolidated statements of income for each of the years ended December 31, 2012, 2011 and 2010 amounted to $747, $492 and $652, respectively.

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

(g) Inventories:

Inventories, which primarily consist of petroleum products and other inventories such as lubricants and stock provisions on board of the owned vessels at period end, are valued at the lower of cost or market as determined on the first-in, first-out basis.

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

Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the year ended December 31, 2012 amounted to $535 ($312 in 2011 and $1,758 in 2010).

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the useful life of the assets, after considering the estimated residual value. Management estimates the useful life of the majority of the Company’s vessels to be between 15 and 40 years from the asset’s original construction or acquisition with the exception of certain product tankers for which their useful life was estimated to be 44 to 45 years. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. The Company capitalizes interest on long-term construction projects. See note 7.

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

For the year ended December 31, 2012, the management of Navios Logistics after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook, concluded that no impairment analysis should be performed on the long-lived assets.

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

(k) Deferred Drydock and Special Survey Costs:

The Company’s vessels are subject to regularly scheduled drydocking and special surveys that are carried out every five years for oceangoing vessels and every seven years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained under certain conditions. The costs of drydocking and special survey is deferred and amortized over the above mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are charged against income in the year the vessel is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and fuel, labour and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2012, 2011 and 2010, the amortization expense was $1,332, $718 and $394, respectively and the payments for drydocking and special survey were $5,274, $5,546 and $762, respectively. Accumulated amortization as of December 31, 2012 and 2011 amounted to $2,784 and $1,452, respectively.

(l) Deferred Financing Costs:

Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization expense for each of the years ended December 31, 2012, 2011 and 2010 was $1,090, $1,185 and $365, respectively.

(m) Goodwill and Other Intangibles:

(i) Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually. The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value of the reporting unit based on discounted cash flow analysis and believes that the discounted cash flow analysis is the best indicator of fair value for its individual reporting units.

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

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(ii) Intangibles Other Than Goodwill: Navios Logistics’ intangible assets consist of favorable lease terms, customer relationships, trade name and port terminal operating rights.

Intangible assets resulting from acquisitions accounted for using the purchase method of accounting are recorded at fair value as estimated based on market information, the “relief from royalty” method or discounted cash flows.

The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction in order to use that trade name. Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights and customers relationships, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method over 20 years.

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

The amortizable value of favorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the “Amortization of intangible assets” line item.

As of December 31, 2012 and 2011, there is no impairment of intangible assets.

Amortizable intangible assets are amortized under the straight-line method according to the following weighted average amortization periods:

Intangible Assets/Liabilities	Years
Trade name	10
Favorable lease terms	2 to 5
Port terminal operating rights	20 to 25
Customers relationships	20

(n) Foreign Currency Translation:

The Company’s and its subsidiaries’ functional currency and reporting currency is the U.S. dollar. Therefore, the financial statements of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates. The Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reals and Paraguayan guaranies. However, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the consolidated statement of income.

The foreign currency exchange loss recognized in the consolidated statement of income for each of the years ended December 31, 2012, 2011 and 2010 were $279, $645 and $3, respectively.

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

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(p) Segment Reporting:

Operating segments, as defined, are components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, the Company has three reportable segments: Port Terminal Business, Cabotage Business and Barge Business. See Note 22 for details.

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

Credit risk: The Company closely monitors its exposure to customers and counterparties for credit risk. Navios Logistics, through its access to Navios Holdings policies and personnel, has policies designed to limit trading to customers and counterparties with an appropriate credit history. Credit risk with respect to accounts receivable is reduced by the Company by rendering services to established international operators. Management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables.

Liquidity risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances for their working capital needs.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income.

(s) Earnings/(losses) per Share:

Basic earnings/(losses) per share are computed by dividing net income/(loss) by the weighted average number of common shares outstanding during the periods presented. There are no dilutive or potentially dilutive securities, accordingly there is no difference basic and diluted net income/(loss) per share.

(t) Income Taxes:

The Company is a Marshall Islands corporation. The Company believes that substantially all of its operations are exempt from income taxes in the Marshall Islands. The Company’s subsidiaries are, however, subject to income taxes in some of the countries in which they operate, mainly Argentina, Brazil and Paraguay. The Company’s operations in Uruguay and Panama are exempt from income taxes. As per the tax laws of the countries in which the Company operates that are subject to income taxes, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the respective tax laws.

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

Argentinean companies have open tax years ranging from 2006 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2007 and onwards. In relation to these open tax years, the Company believes that there are no material uncertain tax positions. The Company is generally not able to reliably estimate the ultimate settlement amounts until the close of an audit.

The Company classifies interest and penalties, related to income taxes in the consolidated statement of income under income taxes.

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

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(u) Other Taxes:

Minimum presumed income tax (MPIT):

Under the tax laws of Argentina, the Company’s subsidiaries in that country are subject to a minimum presumed income tax, or MPIT. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The subsidiaries’ tax liabilities will be the higher of income tax or MPIT. However, if the MPIT exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the MPIT that may arise in the next ten fiscal years. The Company recorded as other current assets a total amount of $787 for the year ended December 31, 2012 ($757 in 2011) in relation to MPIT.

Turnover tax:

Under the tax laws of Argentina, the Company’s subsidiaries in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.7% for the year ended December 31, 2012 (4.2% and 4.3% for 2011 and 2010, respectively). Turnover taxes are recorded as part of taxes other than income tax in the consolidated statement of income and amounted to $3,365 for the year ended December 31, 2012 ($3,276 in 2011 and $2,715 in 2010).

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

(y) Recent Accounting Pronouncements:

Goodwill Impairment Guidance

In September 2011, the Financial Accounting Standards Board (“FASB”) issued an Update to simplify how public entities test goodwill for impairment. The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The adoption of the new amendments did not have a significant impact on Navios Logistics’ consolidated financial statements.

Fair Value Measurement

In May 2011, the Financial Accounting Standards Board (“FASB”) issued amendments to achieve common fair value measurement and disclosure requirements. The new guidance (i) prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of accounting is specified in another guidance, unless the exception provided for portfolios applies and is used; (ii) prohibits the application of a blockage factor in valuing financial instruments with quoted prices in active markets and (iii) extends that prohibition to all fair value measurements. Premiums or discounts related to size as a characteristic of

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

the entity’s holding (that is, a blockage factor) instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted. A fair value measurement that is not a Level 1 measurement may include premiums or discounts other than blockage factors when market participants would incorporate the premium or discount into the measurement at the level of the unit of accounting specified in another guidance. The new guidance aligns the fair value measurement of instruments classified within an entity’s shareholders’ equity with the guidance for liabilities. As a result, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The disclosure requirements have been enhanced. The most significant change will require entities, for their recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, to include a description of the valuation processes used by the entity, and to include a qualitative discussion about the sensitivity of the measurements. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The new guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The adoption of the new standard did not have a significant impact on Navios Logistics’ consolidated financial statements.

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Logistics adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements within Level 3, which was effective for Navios Logistics beginning in the first quarter of fiscal year 2011. The adoption of the new standards did not have a significant impact on Navios Logistics’ consolidated financial statements.

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

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 4: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2012	December 31, 2011
Cash on hand and at banks	$28,397	$17,519
Short-term deposits	17,141	23,010

Total cash and cash equivalents	$45,538	$40,529

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

NOTE 5: ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2012	December 31, 2011
Accounts receivable	$31,266	$33,429
Less: Provision for losses on accounts receivables	(2,144)	(1,470)

Accounts receivable, net	$29,122	$31,959

Changes to the provision for accounts receivables are summarized as follows:

Provision for Losses on Accounts Receivables	Balance at Beginning of Year	Charges to Expenses	Amount Utilized	Balance at End of Year
Year ended December 31, 2010	$(1,589)	$(652)	$1,263	$(978)
Year ended December 31, 2011	$(978)	$(492)	$—	$(1,470)
Year ended December 31, 2012	$(1,470)	$(747)	$73	$(2,144)

See Note 2(r) for a discussion of credit risk. For the year ended December 31, 2012, three customers accounted for 18.5%, 11.5% and 11.5% of the Company’s revenue. For the year ended December 31, 2011 three customers accounted for 18.1%, 10.2% and 10.0% of the Company’s revenue and for the year ended December 31, 2010, one customer accounted for 17.5% of the Company’s revenue.

NOTE 6: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2012	December 31, 2011
VAT and other tax credits	1,429	1,285
Insurance claims receivable, net	1,497	917
Deferred insurance premiums	1,635	1,047
Prepaid charter-in hire	112	203
Advances to suppliers	550	57
Other	3,746	3,454

Total prepaid expenses and other current assets	$8,969	$6,963

See note 2(f) for insurance claims receivable.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 7: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, port terminals and other fixed assets, net consist of the following:

Dry Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2009	$34,826	$(4,046)	$30,780
Additions	4,675	(1,048)	3,627

Balance December 31, 2010	$39,501	$(5,094)	$34,407
Additions	8,577	(1,222)	7,355
Disposals	(152)	103	(49)

Balance December 31, 2011	$47,926	$(6,213)	$41,713
Additions	11,173	(1,529)	9,644

Balance December 31, 2012	$59,099	$(7,742)	$51,357

Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2009	$25,303	$(2,514)	$22,789
Additions	454	(1,423)	(969)

Balance December 31, 2010	$25,757	$(3,937)	$21,820
Additions	653	(1,316)	(663)

Balance December 31, 2011	$26,410	$(5,253)	$21,157
Additions	731	(1,256)	(525)

Balance December 31, 2012	$27,141	$(6,509)	$20,632

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Tanker Vessels, Barges and Pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2009	$218,433	$(27,751)	$190,682
Additions	60,471	(14,933)	45,538
Disposals	(67)	47	(20)

Balance December 31, 2010	$278,837	$(42,637)	$236,200
Additions	62,153	(15,380)	46,773

Balance December 31, 2011	$340,990	$(58,017)	$282,973
Additions	20,009	(19,383)	626
Restructure of capital leases	(4,590)	—	(4,590)

Balance December 31, 2012	$356,409	$(77,400)	$279,009

Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2009	$2,790	$(162)	$2,628
Additions	1,443	(325)	1,118
Disposals	(94)	54	(40)

Balance December 31, 2010	$4,139	$(433)	$3,706
Additions	801	(262)	539

Balance December 31, 2011	$4,940	$(695)	$4,245
Additions	1,166	(334)	832
Disposals	(37)	—	(37)

Balance December 31, 2012	$6,069	$(1,029)	$5,040

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2009	$281,352	$(34,473)	$246,879
Additions	67,043	(17,729)	49,314
Disposals	(161)	101	(60)

Balance December 31, 2010	$348,234	$(52,101)	$296,133
Additions	72,184	(18,180)	54,004
Disposals	(152)	103	(49)

Balance December 31, 2011	$420,266	$(70,178)	$350,088
Additions	33,079	(22,502)	10,577
Restructure of capital leases	(4,590)	—	(4,590)
Disposals	(37)	—	(37)

Balance December 31, 2012	$448,718	$(92,680)	$356,038

As indicated in Note 10, certain assets of the Company have been pledged as collateral for loan facilities. As of December 31, 2012 and 2011, the net book value of such assets was $1,074 and $1,203, respectively.

During the first quarter of 2010, Navios Logistics began the construction of a grain drying and conditioning facility at its dry port facility in Nueva Palmira, Uruguay. The facility, which has been operational since May 16, 2011 with a total cost of $3,891, has been financed entirely with funds provided by Navios Logistics’ dry port operations.

In June 2010, Navios Logistics entered into long-term bareboat agreements for two new product tankers, the Stavroula and the San San H(formerly known as the Jiujiang), each with a capacity of 16,871 dwt. The San San H and the Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of their respective charter periods. The purchase price of the vessels (including direct costs) amounted to approximately $19,643 and $17,904, respectively. On May 9, 2012, Navios Logistics entered into an

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

agreement for the restructuring of its capital leases by extending their duration until June 2016 and amending the purchase price obligation to $9,850 and $9,800, each at the end of the extended period. As of December 31, 2012, the obligations for these vessels were accounted for as capital leases and the lease payments during the year ended December 31, 2012 for both vessels were $1,519.

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

In September 2011, Navios Logistics paid a total of $389 for the acquisition of another piece of land located at the south of the Nueva Palmira Free Zone acquired as part of a project to develop a new transshipment facility for mineral ores and liquid bulks.

Navios Logistics paid $9,736 for the construction of a new silo at its dry port facility in Nueva Palmira, Uruguay which has been operational since April 2012. During the second quarter of 2012, Navios Logistics began the construction of a new conveyor belt in its dry port facility in Nueva Palmira, which is expected to be completed in the third quarter of 2013. As of December 31, 2012, Navios Logistics had paid $7,548 for the construction of the new conveyor belt.

In Navios Logistics’ liquid port in Paraguay, 3,000, 5,000 and 2,100 cubic meters of storage capacity were added in December 2011, in August 2012 and in October 2012, respectively reaching a total capacity of 45,660 cubic meters. As of December 31, 2012, Navios Logistics had paid $891 ($597 of which paid in 2011) for the construction of all three tanks.

During the second quarter of 2012, Navios Logistics began the construction of four new tank barges. The first one was delivered in October 2012 and the second one on December 2012 with a cost of $1,900 each, the remaining two are expected to be delivered in March and June 2013, respectively. As of December 31, 2012 Navios Logistics had paid $780 towards the construction of the two remaining tank barges.

During the second half of 2012, Navios Logistics completed the acquisition of one pushboat and six tank barges that were previously chartered-in from related parties for a total consideration of $15,936 (see Note 18).

The following is an analysis of the leased property under capital leases:

Vessels	December 31, 2012
San San H and Stavroula	$32,951
Less: Accumulated amortization	(1,501)

Net book value	$31,450

Future minimum lease payments under capital leases together with the present value of the future minimum lease payments as of December 31, 2012, are as follows:

Payment Due by Period	December 31, 2012
2013	2,190
2014	2,190
2015	2,190
2016	$21,262

Total future minimum lease payments (1)	27,832
Less: amount representing interest (2)	(2,720)

Present value of future minimum lease payments (3)	$25,112

(1)	There are no minimum sublease rentals to be reduced by minimum payments.
(2)	Amount necessary to reduce net minimum lease payments to present value calculated at the Company’s incremental borrowing rate at the inception of the lease.
(3)	Reflected in the balance sheet as obligations under capital leases.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 8: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2012 and 2011 consist of the following:

December 31, 2012	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2012
Trade name	$10,420	$(5,210)	$5,210
Port terminal operating rights	34,060	(6,462)	27,598
Customer relationships	36,120	(9,503)	26,617
Favorable lease terms	3,780	(3,780)	—

Total intangible assets	$84,380	$(24,955)	$59,425

December 31, 2011	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2011
Trade name	$10,420	$(4,168)	$6,252
Port terminal operating rights	34,060	(5,533)	28,527
Customer relationships	36,120	(7,728)	28,392
Favorable lease terms	3,780	(3,088)	692

Total intangible assets	$84,380	$(20,517)	$63,863

Amortization expense for each of the years ended December 31, 2012, 2011 and 2010, amounted to $4,438, $4,436 and $4,486, respectively.

The aggregate amortization of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$1,042	$1,042	$1,042	$1,042	$1,042	$—	$5,210
Port terminal operating rights	930	930	930	930	930	22,948	27,598
Customer relationships	1,775	1,775	1,775	1,775	1,775	17,742	26,617

Total	$3,747	$3,747	$3,747	$3,747	$3,747	$40,690	$59,425

NOTE 9: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable consist of the following:

	December 31, 2012	December 31, 2011
Trade payable	$33,803	$21,356
Rent payable	564	1,602
Professional fees payable	380	253

Total accounts payable	$34,747	$23,211

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Accrued expenses consist on the following:

	December 31, 2012	December 31, 2011
Accrued salaries	$6,857	$6,445
Taxes payable	5,861	4,347
Accrued fees	112	328
Accrued interest	—	153
Accrued bond coupon	3,855	3,855
Other	326	589

Total accrued expenses	$17,011	$15,717

NOTE 10: BORROWINGS

Borrowings consist of the following:

	December 31, 2012	December 31, 2011

Senior Notes	$200,000	$200,000
Loan for Nazira	598	668

Total borrowings	200,598	200,668
Less: current portion	(69)	(69)

Total long-term borrowings	$200,529	$200,599

Senior Notes

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with the Company, the “Co-Issuers”) issued $200,000 in Senior Notes (the “Senior Notes”) due on April 15, 2019 at a fixed rate of 9.25%. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Logistics Finance. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the Senior Notes.

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

As of December 31, 2012 and 2011, deferred financing costs associated with the Senior Notes amounted to $5,743 and $6,399 respectively. Interest expense associated with the Senior Notes amounted to $18,500 and $13,048 for the years ended December 31, 2012 and 2011, respectively. There was no interest expense relating to the Senior Notes for 2010.

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

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Cyprus Popular Bank Public Co. Ltd Facility

On March 20, 2012, Cyprus Popular Bank Public Co. Ltd. and Nauticler S.A, the Company’s subsidiary finalized the documentation of the $40,000 revolving credit facility for working and investing capital purposes. The loan bears interest based on a margin of 300 basis points and the obligations will be secured by mortgages on four tanker vessels or alternative security over the assets acceptable to the bank. The commitment requires that we are in compliance with the covenants contained in the indenture governing the Senior Notes. The loan is initially repayable 12 months after drawdown with extension options available. As of December 31, 2012, the $40,000 revolving credit facility was undrawn.

Other Indebtedness

In connection with the acquisition of Hidronave S.A. in October 29, 2009, the Company assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2012, the outstanding loan balance was $598 ($668 as of December 31, 2011). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

In connection with the loans and other long term liabilities, the Company is subject to certain covenants and commitments and certain of its assets are restricted as collateral. The Company was in compliance with all the covenants for the years ended December 31, 2012.

The maturity table below reflects future principal payments of the long-term debt outstanding as of December 31, 2012, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
2013	$69
2014	69
2015	69
2016	69
2017	69
2018 and thereafter	200,253

Total	$200,598

NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosures about fair value of financial instruments

Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. See Note 5 for details of concentration of credit risk.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Quoted market prices are used when available. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, and estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

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

Capital leases: The capital leases are fixed rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2012		December 31, 2011
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$45,538	$45,538	$40,529	$40,529
Accounts receivable, net	$29,122	$29,122	$31,959	$31,959
Accounts payable	$(34,747)	$(34,747)	$(23,211)	$(23,211)
Senior notes	$(200,000)	$(198,200)	$(200,000)	$(158,500)
Capital lease obligations	$(25,112)	$(25,112)	$(31,221)	$(31,221)
Long-term debt, including current portion	$(598)	$(598)	$(668)	$(668)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of December 31, 2012.

	Fair Value Measurements at December 31, 2012
	Total	Level I	Level II	Level III
Cash and cash equivalents	$45,538	$45,538	$—	$—
Senior Notes	$(198,200)	$(198,200)	$—	$—
Capital lease obligations(1)	$(25,112)	$—	$(25,112)	$—
Long-term debt(1)	$(598)	$—	$(598)	$—

(1)	The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 12: TIME CHARTER, VOYAGE AND PORT TERMINAL EXPENSES

Time charter, voyage and port terminal expenses for the years ended December 31, 2012, 2011 and 2010 were as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Fuel	$21,907	$19,550	$17,457
Time charter	3,587	5,932	5,359
Ports payroll and related costs	4,289	4,060	3,155
Docking expenses	2,720	2,831	2,049
Maritime and regulatory fees	965	1,210	1,677
Towing expenses	2,452	3,626	1,457
Office and general expenses	5,856	4,471	4,256

Total	$41,776	$41,680	$35,410

NOTE 13: DIRECT VESSEL EXPENSES

Direct vessel expenses for the year ended December 31, 2012, 2011 and 2010 were as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Payroll and related costs	$47,950	$43,587	$33,550
Insurances	3,727	2,437	2,441
Repairs and maintenance	9,972	10,128	8,229
Lubricants	1,071	1,054	540
Other expenses	6,756	6,216	5,662

Total	$69,476	$63,422	$50,422

NOTE 14: GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses at December 31, 2012, 2011 and 2010 were as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Payroll and related costs	$7,448	$7,211	$4,906
Professional fees	3,902	3,000	3,685
Other expenses	3,494	3,451	3,619

Total	$14,844	$13,662	$12,210

NOTE 15: COMMITMENTS AND CONTINGENCIES

In connection with the acquisition of Horamar, the Company recorded liabilities for certain pre-acquisition contingencies amounting to $6,632 ($2,907 relating to VAT-related matters, $1,703 for withholding tax-related matters, $1,511 relating to provisions for claims and others and $511 for income tax-related matters) that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify the Company in the event that any of the above contingencies materialize before agreed-upon dates, extending to various dates through January 2020. As of December 31, 2012, the remaining liability related to these pre-acquisition contingencies amounted to $1,039 ($2,764 in 2011; $4,674 in 2010) and was entirely offset by an indemnification asset for the same amount, which was reflected in other non-current assets.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

As of December 31, 2012, the company has contractual obligations related to its port expansion project, the construction of four new tank barges and the acquisition of the chartered-in fleet of $7,095, $3,257 and $13,326, respectively. The maturity table below reflects the future payments of these commitments for the next five years:

Year	Amount in thousands of U.S. dollars
2013	$14,370
2014	3,628
2015	3,754
2016	1,926

Total	$23,678

As of March 1, 2012, the Company issued a guarantee and indemnity letter that guaranteed the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $10,000. On July 11, 2012, the amount of the guarantee was amended to $12,000 and on March 1, 2013 the guarantee was extended for one year, expiring on March 1, 2014.

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

NOTE 16: INCOME TAXES

As indicated in Note 2(t), the Company is a Marshall Islands corporation. However, the Company is subject to tax in Argentina, Brazil and Paraguay, jurisdictions where certain of its subsidiaries operate. The Company’s operations in Panama and Uruguay are not taxed. The corporate income tax rate in Argentina, Brazil and Paraguay is 35%, 34% and 10%, respectively for the year ended December 31, 2012.

The components of income before income taxes in consolidated statements of income for the years ended December 31, 2012, 2011 and 2010 are as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Argentina	$(10,524)	$(1,722)	$(4,608)
Paraguay	(13,168)	(3,158)	(3,338)
Uruguay	35,932	11,933	15,218
Panama	(12,719)	(5,641)	2,239
Others	690	(1,176)	(1,950)

Total income before income taxes and noncontrolling interest	$211	$236	$7,561

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Income tax (expense)/benefit is comprised of:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Current	$(316)	$(376)	$(737)
Deferred	2,250	2,638	1,743

Total Argentina	$1,934	$2,262	$1,006

Current	$(826)	$(753)	$(580)
Deferred	(1,143)	(1,161)	(490)

Total Paraguay	$(1,969)	$(1,914)	$(1,070)

Total income tax (expense)/benefit	$(35)	$348	$(64)

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

A reconciliation between the income tax expense resulting from applying the Brazilian or Paraguayan statutory income tax rate and the reported income tax expense has not been presented herein since these amounts are not material to the Company’s consolidated financial statements.

Reconciliation of income tax benefit to taxes calculated based on Argentinean statutory tax rate is as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Loss before income taxes and noncontrolling interest	$(10,524)	$(1,722)	$(4,608)
Statutory tax rate	35%	35%	35%

Income before taxes at the statutory tax rate	3,683	603	1,613
Permanent differences	(1,749)	1,659	(607)

Income tax benefit of the year	$1,934	$2,262	$1,006

At December 31, 2012, Argentinean subsidiaries had accumulated benefit from tax loss carry-forward (“NOLs”) for a consolidated total of $2,013 ($1,675 in 2011) that expires mainly in 2015. The use of the NOLs and MPIT will depend upon future taxable income in Argentina.

The components of deferred income taxes included on the balance sheets were as follows:

	December 31, 2012	December 31, 2011
Deferred income tax assets:
Tax loss carry-forward	$1,675	$920
Other deferred income tax assets	338	755

Total deferred income tax assets	2,013	1,675

Deferred income tax liabilities:
Intangible assets	(11,173)	(12,360)
Property, plant and equipment, net	(4,787)	(5,513)
Other	(4,575)	(3,430)

Total deferred income tax liabilities	(20,535)	(21,303)

Net deferred income tax liabilities	$(18,522)	$(19,628)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 17: LEASES

Chartered-out:

As of December 31, 2012, the future minimum revenue, net of commissions (where applicable), expected to be earned on non-cancelable time charters, COA’s with minimum guaranteed volumes and contracts with minimum guaranteed throughput in the company’s ports were as follows:

Amount
2013	$141,009
2014	91,724
2015	69,002
2016	49,714
2017	11,505
2018 and thereafter	794

Total minimum revenue, net of commissions	$363,748

Revenues from time charters are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel.

Chartered-in:

As of December 31, 2012, the Company’s future minimum commitments, net of commissions under chartered-in vessels were as follows:

Amount
2013	$1,598
2014	33

Total	$1,631

For the year ended December 31, 2012, charter hire expense for chartered-in pushboats and barges amounted to $3,587 ($5,910 in 2011 and $5,359 in 2010).

Office space:

The future minimum commitments under lease obligations for office space were as follows:

Amount
2013	$219
2014	129
2015	92
2016	64
2017	51
2018 and thereafter	152

Total	$707

Rent expense for office space amounted to $238 for the year ended December 31, 2012 ($211 in 2011 and $117 in 2010).

NOTE 18: TRANSACTIONS WITH RELATED PARTIES

At December 31, 2012 and 2011, the amounts due to affiliate companies were as follows:

	December 31, 2012	December 31, 2011
Navios Holdings	$1,853	$2,000

Amounts due to affiliate companies do not accrue interest and do not have a specific due date for their settlement.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Due to related parties, net: During the second half of 2012, Navios Logistics acquired the 100% of the outstanding stock of Merco Parana S.A, an Argentinean company owned by Claudio Pablo Lopez, Horacio Enrique Lopez and Carlos Augusto Lopez, which is the owner of three liquid barges that were previously chartered-in by Navios Logistics. The total consideration for the acquisition was $2,493 to be paid in installments with the final installment payable on March 29, 2013. As of December 31, 2012 the company had paid $1,980 and the remaining balance was $513.

During the second half of 2012, Navios Logistics acquired one push boat and three liquid barges, which were previously chartered-in by Navios Logistics, from Holdux Maritima Leasing Corp., a Panamenian company owned by members of the family of Mr. Horacio Alfredo Lopez the father of Mr. Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman, Mr. Carlos Augusto Lopez Navios Logistics’ Chief Commercial Officer—Shipping Division and Mr. Horacio Enrique Lopez Navios Logistics’ Chief Operating Officer—Shipping Division. The total consideration for the acquisition was $13,443 million to be paid in one initial payment and seven semiannual installments with the final installment payable on June 30, 2016. As of December 31, 2012 the company had paid $630 and the remaining balance was $12,813. Rent expense related to the above assets amounted to $850 for the year ended December 31, 2012 ($1,945 in 2011 and $2,118 in 2010).

Lodging: Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, obtains lodging services from Empresa Hotelera Argentina S.A./(NH Lancaster) an Argentinean corporation owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. The total annual expense payments were $56 for the year ended December 31, 2012 ($58 in 2011 and $35 in 2010) and amounts payable amounted to $30 as of December 31, 2012 and $22 as of December 31, 2011.

General & administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2012 amounted to $600 ($375 in 2011 and $0 in 2010).

Voyage expenses: Navegacion Guarani S.A, a wholly owned subsidiary of Navios Logistics, obtains bunkers from Dieselcom Transportadora e Revendora de Dieselcombustivel S.A a Brazilian corporation, which is controlled by family members of the noncontrolling shareholder of Hidronave South American Logistics S.A, Michel Chaim. Voyage expenses charged for the year ended December 31, 2012 amounted to $1,190 ($653 in 2011 and $77 in 2010).

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

Pursuant to an Assignment and Succession agreement dated December 17, 2012, Peers Business Inc. (“Peers”) a Panamanian corporation assumed all rights and obligations of Grandall under the Shareholders’ agreement.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Employment Agreements

The Company has executed employment agreements with several of its key employees who are noncontrolling shareholders of the Company. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete. The employment agreements initially expired in December 31, 2009, but are being renewed automatically for successive one-year periods until either party gives 90 days written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $280 to $340 per year, annual bonuses and other incentives provided certain performance targets are achieved. Under the agreements, the Company accrued compensation totaling $900 for the year ended December 31, 2012 ($900 in 2011; $900 in 2010).

NOTE 19: SHARE CAPITAL

Common shares and shareholders

On August 4, 2010, the Company amended its articles of incorporation increasing its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.

As of December 31, 2012 and 2011, the Company has issued 20,000 shares of common stock, $1.00 par value.

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

On July 25, 2011, the Navios Logistics acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol. After the consummation of this transaction, the percentage of ownership of the Company in its subsidiaries is the following:

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

As of December 31, 2012, the Company’s ability to pay dividends was restricted by the indenture governing the Senior Notes. See also Note 10 for restrictions on distribution of dividends under the indenture governing the Senior Notes.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 21: EARNINGS/(LOSSES) PER COMMON SHARE

Basic and diluted net earnings/(losses) per share are computed using the weighted-average number of common shares outstanding. The computations of basic and diluted earnings/(losses) per share for each of the years ended December 31, 2012, 2011 and 2010, are as follows:

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Net income/(loss) attributable to Navios Logistics’ stockholders	$156	$(196)	$5,600

Weighted average number of shares, basic and diluted	20,000	20,000	20,000

Net earnings/(losses) per share from continuing operations:
Basic	$0.0078	$(0.0098)	$0.2800

Diluted	$0.0078	$(0.0098)	$0.2800

At December 31, 2012, 2011 and 2010, the Company had no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net earnings/(losses) per share.

NOTE 22: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use net income attributable to common stockholders to evaluate operating performance of each segment. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Navios Logistics has three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

The Port Terminal Business segment

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

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the years ended December 31, 2012, 2011 and 2010:

	Port Terminal Business Segment for the Year Ended December 31, 2012	Cabotage Business Segment for the Year Ended December 31, 2012	Barge Business Segment for the Year Ended December 31, 2012	Total
Time charter, voyage and port terminal revenues	$32,209	$52,557	$93,853	$178,619
Sales of products	68,414	—	—	68,414
Time charter, voyage and port terminal expenses	(9,384)	(1,741)	(30,651)	(41,776)
Direct vessel expenses	—	(34,565)	(34,911)	(69,476)
Cost of products sold	(65,039)	—	—	(65,039)
Depreciation of vessels, port terminals and other fixed assets, net	(2,785)	(4,152)	(15,565)	(22,502)
Amortization of intangible assets	(930)	—	(3,508)	(4,438)
Amortization of deferred drydock and special survey costs	—	(463)	(869)	(1,332)
General and administrative expenses	(2,292)	(660)	(11,892)	(14,844)
Provision for losses on accounts receivable	—	—	(747)	(747)
Taxes other than income taxes	(113)	(4,331)	(3,768)	(8,212)
Interest expense and finance cost, net	(1)	(6,635)	(13,421)	(20,057)
Interest income	266	1	121	388
Foreign exchange differences	(294)	—	15	(279)
Other income, net	98	372	1,022	1,492

Income/(loss) before income taxes and noncontrolling interest	20,149	383	(20,321)	211
Income tax (expense)/benefit	(889)	(99)	953	(35)

Net income/(loss)	19,260	284	(19,368)	176
Less: Net income attributable to the noncontrolling interest	—	—	(20)	(20)

Net income/(loss) attributable to Navios Logistics’ stockholders	$19,260	$284	$(19,388)	$156

	Port Terminal Business Segment for the Year Ended December 31, 2011	Cabotage Business Segment for the Year Ended December 31, 2011	Barge Business Segment for the Year Ended December 31, 2011	Total
Time charter, voyage and port terminal revenues	$23,347	$51,228	$91,050	$165,625
Sales of products	69,063	—	—	69,063
Time charter, voyage and port terminal expenses	(8,553)	(1,109)	(32,018)	(41,680)
Direct vessel expenses	—	(31,276)	(32,146)	(63,422)
Cost of products sold	(66,757)	—	—	(66,757)
Depreciation of vessels, port terminals and other fixed assets, net	(2,538)	(4,300)	(11,342)	(18,180)
Amortization of intangible assets	(927)	—	(3,509)	(4,436)
Amortization of deferred drydock and special survey costs	—	(212)	(506)	(718)
General and administrative expenses	(2,337)	(291)	(11,034)	(13,662)
Provision for losses on accounts receivable	(28)	—	(464)	(492)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Year Ended December 31, 2011	Cabotage Business Segment for the Year Ended December 31, 2011	Barge Business Segment for the Year Ended December 31, 2011	Total
Taxes other than income taxes	(193)	(4,861)	(3,880)	(8,934)
Gain on sale of assets	36	—	—	36
Interest expense and finance cost, net	—	(4,344)	(12,730)	(17,074)
Interest income	459	—	384	843
Foreign exchange differences	(182)	—	(463)	(645)
Other income, net	36	—	633	669

Income/(loss) before income taxes and noncontrolling interest	11,426	4,835	(16,025)	236
Income tax (expense)/benefit	(390)	(325)	1,063	348

Net income/(loss)	11,036	4,510	(14,962)	584
Less: Net income attributable to the noncontrolling interest	—	(641)	(139)	(780)

Net income/(loss) attributable to Navios Logistics’ stockholders	$11,036	$3,869	$(15,101)	$(196)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Year Ended December 31, 2010	Cabotage Business Segment for the Year Ended December 31, 2010	Barge Business Segment for the Year Ended December 31, 2010	Total
Time charter, voyage and port terminal revenues	$23,374	$37,086	$76,296	$136,756
Sales of products	51,217	—	—	51,217
Time charter, voyage and port terminal expenses	(7,411)	(2,181)	(25,818)	(35,410)
Direct vessel expenses	—	(18,519)	(31,903)	(50,422)
Cost of products sold	(47,073)	—	—	(47,073)
Depreciation of vessels, port terminals and other fixed assets, net	(2,471)	(3,433)	(11,825)	(17,729)
Amortization of intangible assets	(927)	—	(3,559)	(4,486)
Amortization of deferred drydock and special survey costs	—	(35)	(359)	(394)
General and administrative expenses	(2,088)	(260)	(9,862)	(12,210)
Provision for losses on accounts receivable	—	—	(652)	(652)
Taxes other than income taxes	—	(4,101)	(3,820)	(7,921)
Gain on sale of assets	—	—	52	52
Interest expense and finance cost, net	—	(1,582)	(2,944)	(4,526)
Interest income	257	—	41	298
Foreign exchange differences	(46)	—	43	(3)
Other (expense)/income, net	(37)	—	101	64

Income/(loss) before income taxes and noncontrolling interest	14,795	6,975	(14,209)	7,561
Income tax (expense)/benefit	(61)	(938)	935	(64)

Net income/(loss)	14,734	6,037	(13,274)	7,497
Less: Net income/(loss) attributable to the noncontrolling interest	—	(2,007)	110	(1,897)

Net income/(loss) attributable to Navios Logistics’ stockholders	$14,734	$4,030	$(13,164)	$5,600

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels amounted to $279,009 and $282,973 at December 31, 2012 and 2011, respectively.

All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment, including constructions in progress, amounted to $71,989 and $62,870 as of December 31, 2012 and 2011, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $31,827 and $35,336 as of December 31, 2012 and 2011, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $27,598 and $28,527 as of December 31, 2012 and 2011, respectively.

In accordance with ASC 350-20-35-45, goodwill resulting from the acquisitions of Horamar and Hidronave S.A., which had been allocated to the Logistics Business through December 31, 2010, was re-allocated in 2011 to the three segments by allocating $22,142 to the Port Terminal Business, $40,868 to the Barge Business and $41,086 to the Cabotage Business. All three segments previously comprised a part of the Logistics Business reporting unit on a relative fair value basis.

NOTE 23: OTHER FINANCIAL INFORMATION

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

The Company revised the classification of certain cash transfers between group subsidiaries on its condensed consolidating statements of cash flows, as presented in this note, to present them as cash flows within financing activities. These amounts were previously classified as cash flows within operating activities. The impact of this revision for the year ended December 31, 2011 was to decrease cash outflows from operating activities and increase cash outflows from financing activities for Navios South American Logistics Inc. Issuer by $193,635 and decrease cash inflows from operating activities and increase cash inflows from financing activities for the guarantor subsidiaries by $193,635. The Company determined the revisions as presented in this note are not material to the consolidated financial statements taken as a whole. There was no impact on the Company’s consolidated statements of cash flows.

Statement of income for the year ended December 31, 2012	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Time charter, voyage and port terminal revenues	$—	$178,579	$3,874	$(3,834)	$178,619
Sales of products	—	68,414	—		68,414
Time charter, voyage and port terminal expenses	—	(43,386)	(2,224)	3,834	(41,776)
Direct vessel expenses	—	(68,695)	(781)	—	(69,476)
Cost of products sold	—	(65,039)	—	—	(65,039)
Depreciation of vessels, port terminals and other fixed assets, net	—	(22,348)	(154)	—	(22,502)
Amortization of intangible assets	—	(4,438)	—	—	(4,438)
Amortization of deferred drydock and special survey costs	—	(1,332)	—	—	(1,332)
General and administrative expenses	(2,916)	(11,232)	(696)	—	(14,844)
Provision for losses on accounts receivable	—	(747)	—	—	(747)
Taxes other than income taxes	—	(8,212)	—	—	(8,212)
Interest expense and finance cost, net	(491)	(19,515)	(51)	—	(20,057)
Interest income	—	365	23	—	388
Foreign exchange differences	—	(316)	37	—	(279)
Other income, net	—	1,492	—	—	1,492

(Loss)/income before equity in net earnings of affiliated companies	(3,407)	3,590	28	—	211
Equity in net earnings/(losses) of affiliated companies and joint ventures	3,563	12	—	(3,575)	—

Income/(loss) before taxes	156	3,602	28	(3,575)	211
Income tax (expense)/benefit	—	(39)	4	—	(35)

Net income/(loss)	156	3,563	32	(3,575)	176
Less: Net income attributable to the noncontrolling interest	—	—	(20)	—	(20)

Net income/(loss) attributable to Navios Logistics’ stockholders	$156	$3,563	$12	$(3,575)	$156

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Statement of income for the year ended December 31, 2011	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Time charter, voyage and port terminal revenues	$—	$165,573	$3,915	$(3,863)	$165,625
Sales of products	—	69,063	—	—	69,063
Time charter, voyage and port terminal expenses	—	(43,309)	(2,234)	3,863	(41,680)
Direct vessel expenses	—	(62,808)	(614)	—	(63,422)
Cost of products sold	—	(66,757)	—	—	(66,757)
Depreciation of vessels, port terminals and other fixed assets, net	—	(18,006)	(174)	—	(18,180)
Amortization of intangible assets	—	(4,436)	—	—	(4,436)
Amortization of deferred drydock and special survey costs	—	(718)	—	—	(718)
General and administrative expenses	(1,904)	(11,000)	(758)	—	(13,662)
Provision for losses on accounts receivable	—	(492)	—	—	(492)
Taxes other than income taxes	—	(8,934)	—	—	(8,934)
Gain on sale of assets	—	36	—	—	36
Interest expense and finance cost, net	(2,504)	(14,506)	(64)	—	(17,074)
Interest income	251	574	18	—	843
Foreign exchange differences	—	(825)	180	—	(645)
Other income, net	—	669	—	—	669

(Loss)/income before equity in net earnings of affiliated companies	(4,157)	4,124	269	—	236
Equity in net earnings/(losses) of affiliated companies and joint ventures	3,961	134	—	(4,095)	—

(Loss)/income before taxes	(196)	4,258	269	(4,095)	236
Income tax benefit	—	344	4	—	348

Net (loss)/income	(196)	4,602	273	(4,095)	584
Less: Net income attributable to the noncontrolling interest	—	(641)	(139)	—	(780)

Net (loss)/income attributable to Navios Logistics’ stockholders	$(196)	$3,961	$134	$(4,095)	$(196)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Statement of income for the year ended December 31, 2010	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Time charter, voyage and port terminal revenues	$—	$136,618	$2,133	$(1,995)	$136,756
Sales of products	—	51,217	—	—	51,217
Time charter, voyage and port terminal expenses	—	(36,202)	(1,203)	1,995	(35,410)
Direct vessel expenses	—	(49,991)	(431)	—	(50,422)
Cost of products sold	—	(47,073)	—	—	(47,073)
Depreciation of vessels, port terminals and other fixed assets, net	—	(17,655)	(74)	—	(17,729)
Amortization of intangible assets	—	(4,486)	—	—	(4,486)
Amortization of deferred drydock and special survey costs	—	(394)	—	—	(394)
General and administrative expenses	(827)	(10,829)	(554)	—	(12,210)
Provision for losses on accounts receivable	—	(652)	—	—	(652)
Taxes other than income taxes	—	(7,921)	—	—	(7,921)
Gain on sale of assets	—	52	—		52
Interest expense and finance cost, net	—	(4,469)	(57)	—	(4,526)
Interest income	—	270	28	—	298
Foreign exchange differences	—	79	(82)	—	(3)
Other income, net	—	64	—	—	64

(Loss)/income before equity in net earnings of affiliated companies	(827)	8,628	(240)	—	7,561
Equity in net earnings/(losses) of affiliated companies and joint ventures	6,427	(126)	—	(6,301)	—

Income/(loss) before taxes	5,600	8,502	(240)	(6,301)	7,561
Income tax (expense)/benefit	—	(68)	4	—	(64)

Net income/(loss)	5,600	8,434	(236)	(6,301)	7,497
Less: Net (income)/loss attributable to the noncontrolling interest	—	(2,007)	110	—	(1,897)

Net income/(loss) attributable to Navios Logistics’ stockholders	$5,600	$6,427	$(126)	$(6,301)	$5,600

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Balance Sheet as of December 31, 2012	Navios South American Logistics Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$81	$45,170	$287	$—	$45,538
Accounts receivable, net	—	29,052	70	—	29,122
Due from affiliate companies	228,257	34,624	3,550	(266,431)	—
Intercompany receivables	10,609	—	—	(10,609)	—
Prepaid expenses and other current assets	1,304	22,171	47	—	23,522

Total current assets	240,251	131,017	3,954	(277,040)	98,182

Noncurrent assets
Vessels, port terminal and other fixed assets, net	—	354,620	1,418	—	356,038
Investments in affiliates	318,580	692	—	(319,272)	—
Goodwill and other intangible assets	—	163,237	284	—	163,521
Deferred dry dock and special survey costs, net	—	10,811	—	—	10,811
Deferred financing costs and other long term assets	5,743	2,046	3	—	7,792

Total noncurrent assets	324,323	531,406	1,705	(319,272)	538,162

Total assets	564,574	662,423	5,659	(596,312)	636,344

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	34,675	72	—	34,747
Due to affiliate companies	39,768	225,142	3,374	(266,431)	1,853
Accrued expenses	3,966	12,803	242	—	17,011
Deferred income	—	3,004	—	—	3,004
Due to related parties, net	—	3,664	—	—	3,664
Intercompany payable	—	10,609	—	(10,609)	—
Current portion of capital lease obligations	—	1,353	—	—	1,353
Current portion of long term debt	—	—	69	—	69

Total current liabilities	43,734	291,250	3,757	(277,040)	61,701

Noncurrent liabilities
Senior Notes	200,000	—	—	—	200,000
Due to related parties, net	—	8,859	—	—	8,859
Long term debt, net of current portion	—	—	529	—	529
Capital lease obligations, net of current portion	—	23,759	—	—	23,759
Other long term liabilities	—	1,573	—	—	1,573
Deferred tax liability	—	18,402	120	—	18,522

Total noncurrent liabilities	200,000	52,593	649	—	253,242

Total liabilities	243,734	343,843	4,406	(277,040)	314,943

STOCKHOLDERS’ EQUITY
Total Navios Logistics stockholders’ equity	320,840	318,580	692	(319,272)	320,840
Noncontrolling interest	—	—	561	—	561

Total stockholders’ equity	320,840	318,580	1,253	(319,272)	321,401

Total liabilities and stockholders’ equity	$564,574	$662,423	$5,659	$(596,312)	$636,344

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Balance Sheet as of December 31, 2011	Navios South American Logistics Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$81	$40,111	$337	$—	$40,529
Accounts receivable, net	—	31,875	84	—	31,959
Due from affiliate companies	206,936	15,534	1,351	(223,821)	—
Intercompany receivables	11,592	—	—	(11,592)	—
Prepaid expenses and other current assets	734	12,692	38	—	13,464

Total current assets	219,343	100,212	1,810	(235,413)	85,952

Noncurrent assets
Vessels, port terminal and other fixed assets, net	—	348,529	1,559	—	350,088
Investments in affiliates	314,997	679	—	(315,676)	—
Goodwill and other intangible assets	—	167,675	284	—	167,959
Deferred dry dock and special survey costs, net	—	6,869	—	—	6,869
Deferred financing costs and other long term assets	6,399	3,964	3	—	10,366

Total noncurrent assets	321,396	527,716	1,846	(315,676)	535,282

Total assets	540,739	627,928	3,656	(551,089)	621,234

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	23,046	165	—	23,211
Due to affiliate companies	15,873	213,041	1,253	(223,821)	6,346
Accrued expenses	4,182	6,964	225	—	11,371
Deferred income	—	4,492	—	—	4,492
Intercompany payable	—	11,592	—	(11,592)	—
Current portion of capital lease obligations	—	31,221	—	—	31,221
Current portion of long term debt	—	—	69	—	69

Total current liabilities	20,055	290,356	1,712	(235,413)	76,710

Noncurrent liabilities
Senior Notes	200,000	—	—	—	200,000
Long term debt, net of current portion	—	—	599	—	599
Other long term liabilities	—	3,072	—	—	3,072
Deferred tax liability	—	19,503	125	—	19,628

Total noncurrent liabilities	200,000	22,575	724	—	223,299

Total liabilities	220,055	312,931	2,436	(235,413)	300,009

STOCKHOLDERS’ EQUITY
Total Navios Logistics stockholders’ equity	320,684	314,997	679	(315,676)	320,684
Noncontrolling interest	—	—	541	—	541

Total stockholders’ equity	320,684	314,997	1,220	(315,676)	321,225

Total liabilities and stockholders’ equity	$540,739	$627,928	$3,656	$(551,089)	$621,234

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Cash flow statement for the year ended December 31, 2012	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(86)	$24,284	$32	$—	$24,230

Cash flows from investing activities
Acquisition of vessels, port terminals and other fixed assets, net	—	(17,620)	(12)	—	(17,632)

Net cash used in investing activities	—	(17,620)	(12)	—	(17,632)

Cash flows from financing activities
Payments of obligations under capital leases	—	(1,519)	—	—	(1,519)
Repayments of long-term debt	—	—	(70)	—	(70)
Debt issuance costs	86	(86)	—	—	—

Net cash provided by/(used in) financing activities	86	(1,605)	(70)	—	(1,589)

Net increase/(decrease) in cash and cash equivalents	—	5,059	(50)	—	5,009

Cash and cash equivalents, beginning of year	81	40,111	337	—	40,529

Cash and cash equivalents, end of year	$81	$45,170	$287	$—	$45,538

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Cash flow statement for the year ended December 31, 2011	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by/(used in) operating activities	$5	$15,133	$(549)	$—	$14,589

Cash flows from investing activities
Acquisition of vessels, port terminals and other fixed assets, net	—	(70,553)	(45)	—	(70,598)

Net cash used in investing activities	—	(70,553)	(45)	—	(70,598)

Cash flows from financing activities
Decrease in restricted cash	—	564	—	—	564
Proceeds from issuance of Senior Notes	200,000	—	—	—	200,000
Transfer (to)/from affiliate	(193,635)	193,635	—	—	—
Payments of obligations under capital leases	—	(1,040)	—	—	(1,040)
Repayments of long-term debt	—	(126,687)	(68)	—	(126,755)
Debt issuance costs	(6,289)	(508)	—	—	(6,797)
Acquisition of noncontrolling interest	—	(8,638)	—	—	(8,638)
Capital contributions	—	(136)	136	—	—

Net cash provided by financing activities	76	57,190	68	—	57,334

Net increase/(decrease) in cash and cash equivalents	81	1,770	(526)	—	1,325

Cash and cash equivalents, beginning of year	—	38,341	863	—	39,204

Cash and cash equivalents, end of year	$81	$40,111	$337	$—	$40,529

Cash flow statement for the year ended December 31, 2010	Navios South American Logistics Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$—	$33,495	$609	$—	$34,104

Cash flows from investing activities
Acquisition of vessels, port terminals and other fixed assets, net	—	(14,114)	—	—	(14,114)

Net cash used in investing activities	—	(14,114)	—	—	(14,114)

Cash flows from financing activities
Proceeds from long term debt	—	293	—	—	293
Payments of obligations under capital leases	—	(1,771)	—	—	(1,771)
Repayments of long-term debt	—	(5,171)	(69)	—	(5,240)
Debt issuance costs	—	(525)	—	—	(525)
Dividends paid	—	(470)	—	—	(470)

Net cash used in financing activities	—	(7,644)	(69)	—	(7,713)

Net increase in cash and cash equivalents	—	11,737	540	—	12,277

Cash and cash equivalents, beginning of year	—	26,604	323	—	26,927

Cash and cash equivalents, end of year	$—	$38,341	$863	$—	$39,204

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 24: SUBSEQUENT EVENTS

On February 8, 2013, Navios Logistics agreed to acquire Energias Renovables del Sur S.A. (“Energias”), an Uruguayan company, for a total consideration of $2,000. Energias controls approximately 12 hectares of undeveloped land located in the Nueva Palmira free zone in Uruguay, near to Navios Logistics’ existing port. Navios Logistics plans on developing this land in expanding its port operations.