Form 20-F/A
period 2012-12-31
Navios South American Logistics Inc.
filed 2013-04-01
CIK 1506042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the fiscal year ended December 31, 2012, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on March 7, 2013 (the “2012 Form 20-F”). The sole purpose of this Form 20-F/A is to amend the Form 20-F to provide Interactive Data File disclosure as Exhibit 101 to this Form 20-F/A in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed.

Item 19. Exhibits

1.1	Amended Articles of Incorporation of Navios South American Logistics Inc. (1)

1.2	Bylaws of Navios South American Logistics Inc. (1)

2.1	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A. (1)

2.2	Indenture, dated as of April 12, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association. (1)

2.3	First Supplemental Indenture, dated as of April 28, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(2)

2.4	Second Supplemental Indenture, dated as of July 26, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(2)

2.5	Financial Agreement relating to a revolving credit facility of up to $40,000,000 dated as of March 20, 2012, between Nauticler S.A and Marfin Popular Bank Public Co Ltd.(2)

2.6	Amended and Restated Waiver to Shareholder’s Agreement.(2)

2.7	Third Supplemental Indenture, dated as of December 19, 2012, among Navios South American Logistics Inc. , Navios Logistics Finance (US) Inc. and Wells Fargo Bank, National Association (3)

4.1	Administrative Services Agreement, dated as of April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc. (1)

8	Subsidiaries of Navios South American Logistics Inc. (3)

11	Code of Ethics (2)

12.1	Section 302 Certifications of Principal Executive Officer.(3)

12.2	Section 302 Certification of Principal Financial Officer.(3)

13	Section 906 Certifications of Principal Executive and Principal Financial Officer.(3)

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2012 and 2011; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2011, 2011 and 2010; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2011, 2011 and 2010; and (v) the Notes to Consolidated Financial Statements as blocks of text.**

*	Filed herewith
**	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.
(1)	Previously filed with Registration Statement on Form F-4 (Registration No. 333-179250), as filed with the Securities and Exchange Commission on January 31, 2012.
(2)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on April 5, 2012.
(3)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on March 7, 2013.

SIGNATURES

Navios South American Logistics Inc. hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

By:	NAVIOS SOUTH AMERICAN LOGISTICS INC.

/s/ Claudio Pablo Lopez
	Name:	Claudio Pablo Lopez
	Title:	Chief Executive Officer, Vice Chairman and Director

Date: April 1, 2013