Form 20-F
period 2013-12-31
Navios South American Logistics Inc.
filed 2014-03-11
CIK 1506042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. 9 1⁄4% Senior Notes due 2019

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

There is no public market for the registrant’s common stock. There were 20,000 shares of the registrant’s, par $1.00 per share, issued and outstanding as of December 31, 2013

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

FORWARD-LOOKING STATEMENTS

Certain statements under the captions “Item 3.D Risk Factors”, “Item 4 Information on the Company” and “Item 5 Operating and Financial Review and Prospects” and elsewhere in this report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 relating to our business and financial outlook. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, and our beliefs and assumptions. Such statements include, in particular, statements about the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in vessel contract rates, changes in demand for the transportation or storage of grain and mineral commodities and petroleum products, our relationship with Navios Holdings, our ability to enter into innovative financing, changes in our operating expenses, including, drydocking and insurance costs, and costs related to changes in governmental rules and regulations or actions taken by regulatory authorities, political, economic and other issues specifically affecting South America and related government regulations, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of river or seaborne transportation due to accidents or political events, and other statements described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

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

The selected consolidated historical financial information as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012, and 2011, are derived from our audited consolidated financial statements which are included elsewhere in this report. The selected consolidated historical financial information as of December 31, 2011, 2010 and 2009 and for the years ended December 31, 2010 and December 31, 2009 have been derived from our audited financial statements not included in this report. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this report.

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
	(Expressed in thousands of U.S. dollars—except share data)
Statement of Income Data
Time charter, voyage and port terminals revenues	$190,734	$178,619	$165,625	$136,756	$112,263
Sales of products	46,350	68,414	69,063	51,217	26,627
Time charter, voyage and port terminal expenses	(42,428)	(41,776)	(41,680)	(35,410)	(32,428)
Direct vessel expenses	(72,713)	(69,476)	(63,422)	(50,422)	(37,095)
Cost of products sold	(42,760)	(65,039)	(66,757)	(47,073)	(24,246)
Depreciation of vessels, port terminals and other fixed assets, net	(19,555)	(22,502)	(18,180)	(17,729)	(18,020)
Amortization of intangible assets and liabilities, net	(3,799)	(4,438)	(4,436)	(4,486)	(3,111)
Amortization of deferred drydock and special survey costs	(3,392)	(1,332)	(718)	(394)	(270)
General and administrative expenses	(14,617)	(14,844)	(13,662)	(12,210)	(9,115)
Provision for losses on accounts receivable	(567)	(747)	(492)	(652)	(1,351)
Taxes other than income taxes	(7,912)	(8,212)	(8,934)	(7,921)	(4,821)
Gain on sale of assets	18	—	36	52	—
Interest expense and finance cost, net	(25,148)	(20,057)	(17,074)	(4,526)	(4,246)
Interest income	219	388	843	298	11
Foreign exchange differences	414	(279)	(645)	(3)	378
Other income, net	430	1,492	669	64	569

Income before income taxes and noncontrolling interest	$5,274	$211	$236	$7,561	$5,145
Income tax benefit/(expense)	4,554	(35)	348	(64)	1,654

Net income	$9,828	$176	$584	$7,497	$6,799
Less: Net income attributable to the noncontrolling interest	(112)	(20)	(780)	(1,897)	(1,448)

Net income/(loss) attributable to Navios Logistics’ stockholders	$9,716	$156	$(196)	$5,600	$5,351

Basic and diluted net earnings/(losses) per share attributable to Navios Logistics’ stockholders	$0.4858	$0.0078	$(0.0098)	$0.2800	$0.2676

Weighted average number of shares, basic and diluted	20,000	20,000	20,000	20,000	20,000

Balance Sheet Data (at period end)
Current assets, including cash and cash equivalents	$125,765	$98,182	$85,952	$70,424	$57,777
Total assets	712,060	636,344	621,234	547,461	484,549
Current liabilities, including current portion of long-term debt	44,869	61,701	76,710	43,780	31,396
Total long-term debt, including current portion	293,684	200,598	200,668	127,422	120,393
Total liabilities	381,581	314,943	300,009	218,182	174,517
Total Navios Logistics’ stockholders’ equity	330,479	320,840	320,684	310,030	293,560

The following table sets forth the selected consolidated historical financial data for our business.

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(Expressed in thousands of U.S. dollars, except other operating data)
Other Financial Data
Net cash provided by operating activities	$14,498	$24,230	$14,589	$34,310	$23,080
Net cash used in investing activities	(61,488)	(17,632)	(70,598)	(14,114)	(27,168)
Net cash provided by/(used in) financing activities	88,021	(1,589)	57,334	(7,919)	19,499
Book value per common share	16.52	16.04	16.03	15.50	14.68
EBITDA(1)	$56,837	$48,132	$39,021	$32,501	$29,333
Other Operating Data
Dry Port—dry cargo tons moved	3,672,100	3,973,200	3,727,200	3,851,100	3,055,400
Liquid Port—cubic meters of stored liquid cargos	204,208	231,613	241,481	262,628	207,000
Liquid Port—cubic meters of sales of products	46,868	66,108	73,943	74,757	51,500
Barge—cubic meters of liquid cargos	673,833	828,427	1,092,962	1,019,309	988,475
Barge—dry cargo tons	1,456,546	1,048,089	1,074,359	818,617	735,627
Cabotage—cubic meters of liquid cargos	2,211,612	2,140,289	2,405,471	2,301,692	1,593,390
Cabotage—available days	2,832	2,739	2,734	2,220	1,679
Cabotage—operating days	2,156	2,173	2,282	1,933	1,553
Revenues per Segment
Port Business	$85,539	$100,623	$92,410	$74,591	$44,615
Revenue—dry port	35,820	29,161	21,592	21,020	16,097
Revenue—liquid port	3,369	3,048	1,755	2,354	1,891
Sales of products—liquid port	46,350	68,414	69,063	51,217	26,627
Barge Business	97,208	93,853	91,049	76,296	68,445
Cabotage Business	54,337	52,557	51,228	37,086	25,830

(1)	EBITDA represents net income attributable to Navios Logistics’ stockholders before interest, taxes, depreciation and amortization. EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

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

EBITDA Reconciliation to Net Income/(Loss) Attributable to Navios Logistics’ Stockholders

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
	(Expressed in thousands of U.S. dollars )
Net income/(loss) attributable to Navios Logistics’ stockholders	$9,716	$156	$(196)	$5,600	$5,351
Depreciation of vessels, port terminals and other fixed assets, net	19,555	22,502	18,180	17,729	18,020
Amortization of intangible assets and liabilities, net	3,799	4,438	4,436	4,486	3,111
Amortization of deferred drydock and special survey costs	3,392	1,332	718	394	270
Interest income	(219)	(388)	(843)	(298)	(11)
Interest expense and finance cost, net	25,148	20,057	17,074	4,526	4,246
Income tax (benefit)/expense	(4,554)	35	(348)	64	(1,654)

EBITDA	$56,837	$48,132	$39,021	$32,501	$29,333

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our exposure to operating risks of vessel breakdown and accidents mainly arises in the context of our owned and operated vessels, including barges and pushboats under bareboat charter contracts. If any of the vessels in our fleet suffers damage, it may need to be repaired at a drydocking facility. The costs of drydocking are unpredictable and can be substantial. The loss of earnings while these vessels, barges and pushboats are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels, barges and pushboats are damaged or drydocked at the same time. The rest of our fleet is chartered-in under time charters and, as a result, most operating risks relating to these time chartered vessels remain with their owners. If we pay hire on a chartered-in vessel or barge at a lower rate than the rate of hire it receives from a sub-charterer to whom we have chartered out the vessel, a breakdown or loss of the vessel due to an operating risk suffered by the owner will, in all likelihood, result in our loss of the positive spread between the two rates of hire. Although we maintain insurance policies (subject to deductibles and exclusions) to cover us against the sinking or other loss of a chartered-in vessel, we cannot assure you that we will be covered under all circumstances or that such policies will be available in the future on commercially reasonable terms. Breakdowns, accidents or drydocking costs involving our vessels and losses relating to chartered vessels that are not covered by insurance would result in a loss of revenue from the affected vessels, which may materially adversely affect our financial condition and results of operations.

We depend on a few significant customers for a large part of our revenues, and the loss of one or more of these customers could materially and adversely affect our revenues.

In each of our businesses, we derive a significant part of our revenues from a small number of customers. For the year ended December 31, 2013, our two largest customers, Vale, and Petropar, accounted for 18.5%, and 10.7% of our revenues, respectively and our five largest customers accounted for approximately 56.4%. For the year ended December 31, 2012, our three largest customers, Vale, YPF and Axion Energy, accounted for 18.5%, 11.5% and 11.5% of our revenues, respectively and our five largest customers accounted for approximately 56.4%. For the year ended December 31, 2011, our three largest customers, Petrobras, Petropar and Esso, accounted for 18.1%, 10.2% and 10.0% of our revenues, respectively and our five largest customers accounted for approximately 55.1%. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels. The loss of any of our significant customers could materially adversely affect our results of operations.

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

A significant portion of our business is derived from the transportation, handling and storage of soybeans and other agricultural products produced in the Hidrovia region. Any drought or other adverse weather conditions, such as floods, could result in a decline in production of these products, which would likely result in a reduction in demand for our services. This would, in turn, negatively impact our results of operations and financial condition. Furthermore, our fleet operates in the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as changes in the depth of the water or the width of the navigable channel, could, in the short-term, reduce or limit our ability to effectively transport cargo on the rivers. For example, we were adversely affected by the decline in soybean production associated with the drought experienced mainly in the first quarter of 2011, throughout the main soybean growing areas of the Hidrovia. Low water levels, which began during the fourth quarter of 2011 and extended into 2012, also affected the volume carried. The possible effects of climate change, such as floods, droughts or increased storm activity, could similarly affect the demand for our services or our operations.

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

Our capital expenditures during 2011, 2012 and 2013 were $70.6 million, $17.6 million and $61.5 million, respectively, used to acquire and/or pay installments for among others one product tanker, six pushboats, 142 barges and to expand our port terminal operations through the construction of one drying and conditioning facility, a new conveyor belt, new tanks and a silo. In order to follow our current strategy for growth, we will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures.

In the future, we will also need to make capital expenditures required to maintain our current ports, fleet and infrastructure. Cash generated from our earnings may not be sufficient to fund all of these measures. Accordingly, we may need to raise capital through borrowings or the sale of debt or equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we fail to obtain the funds necessary for capital expenditures required to maintain our ports, fleet and infrastructure, we may be forced to take vessels out of service or curtail operations, which could materially harm our revenues and profitability. If we fail to obtain the funds that might be necessary to acquire new vessels, or increase our working capital or capital expenditures, we might not be able to grow our business and our earnings could suffer. Furthermore, despite covenants under the indenture governing the Senior Notes (as defined in “Item 4.B. Liquidity and Capital Resources—Long-term Debt Obligations—Senior Notes”) and the agreements governing our other indebtedness, we will be permitted to incur additional indebtedness which would limit cash available for working capital and to service our indebtedness.

The failure of Petrobras to successfully implement its business plan for 2014-2018 could adversely affect our business.

In February 2014, Petrobras announced its business plan for 2014-2018, which includes a projected capital expenditure budget of $220.6 billion between 2014 and 2018 and provides for an increase in drilling rigs, refining capacity and resultant fleet expenditures. In addition, in October 2013, the consortium under which Petrobas is the operator with a 40% ownership stake was awarded a production sharing contract to explore and exploit oil and gas in Libra block, in the Brazilian pre-salt areas (areas of rock accumulations which are found under the salt layer of the Brazilian coastline and have the potential for the generation of oil), which will require additional capital expenditures by Petrobras to explore and develop the areas covered by the production sharing contract. The production sharing contract as well as other agreements and Brazilian regulations require that Petrobras acquire a minimum level of goods and services from Brazilian providers. In addition, Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade. In May 2011, we also signed 15-year charter contracts with Petrobras for six Panamax vessels, which are subject to our option to cancel the contracts if we are unable to secure acceptable financing for the construction of the vessels (to be completed by 2018). Any failure to capitalize on our relationship with Petrobras could have a material adverse effect on our results of operations.

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

The costs to operate and maintain a port or a vessel increase with the age of the port equipment or the vessel. Governmental regulations, safety or other equipment standards related to the age of the operational port equipment or vessels may require expenditures for alterations or the addition of new equipment to our port equipment or vessels and may restrict the type of activities in which these ports or vessels may engage. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key equipment for our vessels and ports (such as engine makers, propulsion systems makers, control systems makers and others) may not have the spare parts needed available immediately (or off-the-shelf) and may have to produce them when required. If this was the case, our vessels and ports may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in substantial loss of revenues for us. The average age of our six product tanker vessels is five years. In some cases, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. We cannot assure you that, as our operational port equipment and vessels age, market conditions will justify those expenditures or enable us to operate our ports and vessels profitably during the remainder of their useful lives. If we sell such assets, we may have to sell them at a loss, and if clients no longer use our ports or charter-out our vessels due to their age, our results of operations could be materially adversely affected.

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

In addition, approval of governmental, regulatory and other authorities may be needed to implement any acquisitions or expansions. For example, we have available land within the Nueva Palmira Free Zone in Uruguay as well as near the Free Zone where we plan to expand our port facility and construct a port terminal for minerals and liquid cargo. In order to complete these projects, however, we need to receive required authorization from several authorities. If these authorities deny our request for authorization, we will not be able to proceed with these projects.

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

At December 31, 2013, we employed 368 land-based employees and approximately 613 seafarers as crew on our vessels. Crew costs are a significant expense for us. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our time and spot contracts. Additionally, labor union activity in the Hidrovia may create pressure for us to pay higher crew salaries and wages. In addition, fuel is one of the largest operating expenses in our barge and cabotage businesses, where the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Currently, most of our long-term contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. We may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent our contracts do not pass-through changes in fuel prices to our clients, we will be forced to bear the cost of fuel price increases. We may hedge in the futures market all or part of our exposure to fuel price variations. We cannot assure you that we will be successful in hedging our exposure. In the event of a default by our contractual counterparties or other circumstance affecting their performance under a contract, we may be subject to exposure under, and may incur losses in connection with, our hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. We may not be able to pass onto our customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially adversely affect our results of operations.

Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially adversely affect our results of operations, financial condition and cash flows.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. The renewed crisis in Argentina, civil unrest in Ukraine and other parts of the world, and continuing concerns relating to the European sovereign debt crisis have led to increased volatility in global credit and equity markets. Several European countries including Greece, Portugal and Cyprus have been affected by increasing public debt burdens and weakening economic growth prospects. In recent years, Standard and Poor’s Rating Services and Moody’s Investors Service (“Moody’s”) downgraded the long-term ratings of most European countries’ sovereign debt and initiated negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greece and other European nations, which may expose us to a loss of cash deposits or cash equivalents.

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

We periodically employ some of our fleet on a spot basis. As of December 31, 2013, 66% of our cabotage fleet and 69% of our barge fleet on a dwt tons basis was employed under time charter or COA contracts. The remaining percentage of our barge fleet and cabotage fleet were employed in the spot market. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in our target markets have not yet been clearly determined but we expect them to exhibit significant volatility as the South American markets mature. We cannot assure you that we will be successful in keeping our fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably. A significant decrease in spot market rates or our inability to fully employ our fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially adversely affect our results of operations, and operating cash flow.

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

Navios Holdings and Peers Business Inc. are our significant stockholders. Angeliki Frangou, our Chairman, beneficially owns approximately 25.4% of the outstanding common stock of Navios Holdings. Peers Business Inc., which is owned by Claudio Pablo Lopez, our Chief Executive Officer, Horacio Enrique Lopez, our Chief Operating Officer—Shipping Division, and Carlos Augusto Lopez, our Chief Commercial Officer—Shipping Division, owns 36.2% of our outstanding common stock. Navios Holdings and Peers Business Inc., as the beneficial owners of our common stock have the power to control our actions and the outcome of matters on which our stockholders are entitled to vote. Navios Holdings, Ms. Frangou and the Lopez family may pursue interests different from your interests in determining these matters.

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

Navios Holdings has indicated that it has been evaluating a number of strategic alternatives for us, including our becoming an independent business. While there can be no certainty as to timing, Navios Holdings could decide to pursue these alternatives during 2014. We are party to an administrative services agreement with Navios Holdings (the “Administrative Services Agreement”), pursuant to which Navios Holdings will provide certain services to us, including bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and integration of any acquired businesses. We will rely on Navios Holdings to perform obligations under the agreement. If we undergo a change of control, Navios Holdings may terminate this agreement upon 120 days notice. If this agreement is terminated or our relationship with Navios Holdings ended or was significantly altered, we may not have access to these services or be able to capitalize on Navios Holdings’ global network of relationships to source acquisitions, obtain competitive debt financing, and engage in innovative financing and could incur operational difficulties or losses. In addition, we may not benefit from the same financial flexibility our association with Navios Holdings provides us and, as a result, may not be able to access debt financing on favorable terms, or at all. If our relationship with Navios Holdings ends or is significantly altered, our business, results of operations and financial position could be materially adversely affected. See “Item 7.B Certain Relationships and Related Party Transactions—Administrative Services Agreement.”

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

The continuing rise in inflation and the Argentine government’s limited access to foreign financing may have material adverse effects on the Argentine economy.

In the past, Argentina has experienced periods of high inflation. Inflation has increased since 2005 and remained relatively high ever since. According to data published by the Instituto Nacional de Estadísticas y Censos, or INDEC, the year-on-year inflation rate (as measured by changes in the consumer price index, or CPI), was 7.7%, 10.9%, 9.5%, 10.8% and 10.5% for 2009, 2010, 2011, 2012 and 2013, respectively. The reliability of INDEC’s statistics has been widely questioned due to the substantial disparity between its inflation rate and the higher rates calculated by independent economists. In February 2013, the IMF censured Argentina for its inaccurate financial statistics. In response, INDEC adopted an improved methodology for calculating the CPI in 2014. The CPI increase for January 2014 was calculated under the new methodology to be 3.7%—an annualized inflation rate of 44.4%.

A high inflation economy could undermine Argentina’s cost competitiveness abroad if not offset by a devaluation of the Argentine peso, which could also negatively affect economic activity and employment levels. Since year-end 2013, the peso has fallen approximately 21 % against the U.S. dollar according to the exchange rate published by the Banco de la Nación Argentina. While most of the client contracts of our Argentine subsidiaries are denominated in U.S. dollars, freight under those contracts is collected in Argentine pesos at the prevailing exchange rate. These contracts also include crew cost adjustment terms. Uncertainty about future inflation may contribute to slowdown or contraction in economic growth. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of our Argentine subsidiaries could be affected by inflation and exchange rate volatility in the future.

Additionally, Argentina has very limited access to foreign financing resulting from a default, several restructurings, and a series of payment suspensions over the past decade. Due to the lack of access to the international capital markets, the Argentine government continues to use the Argentine Central Bank’s foreign-currency reserves for the payment of Argentina’s current debt, the reduction of which may weaken Argentina’s ability to overcome economic deterioration in the future. Argentina’s foreign currency reserves have declined significantly since the end of 2012. Without access to international private financing, Argentina may not be able to finance its obligations, and financing from multilateral financial institutions may be limited or not available. This could also inhibit the ability of the Argentine Central Bank to adopt measures to curb inflation and could materially adversely affect Argentina’s economic growth and public finances.

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

Future policies of the Argentine government may affect the economy as well as our operations.

In recent years the Argentine government has taken several actions to re-nationalize concessions and public services companies that were privatized in the 1990’s, such as Aguas Argentinas S.A. and Aerolíneas Argentinas S.A. On May 3, 2012, expropriation law 26,741 was passed by the Argentine Congress, providing for the expropriation of 51% of the share capital of YPF S.A., represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities, which have been declared of public interest. Recently, the Argentine Government made an offer to compensate Repsol YPF for around US$ 5 billion, which has been accepted by the Board of Directors of Repsol YPF on February 25th, 2014 but still has to be confirmed by the shareholders and by the Argentine Congress. It is unclear whether such expropriation policies will continue and to what extent they will affect the Argentine economy, and thereby our business, results of operations and financial condition.

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

For example the Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented, all of which are beyond our control, could have a material adverse effect on us. Additionally, the Brazilian government frequently implements changes to the Brazilian tax regime, including changes in prevailing tax rates and the imposition of temporary taxes, which may affect us.

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

We engage in regional commerce with a variety of entities. Although our operations expose us to certain levels of foreign currency risk, our revenues are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaranies, Argentinean pesos and Brazilian reals; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2013, 2012 and 2011 approximately 55.9%, 50.4% and 48.5%, respectively, of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee we will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which we operate may occur, and if such fluctuations were to occur in one or a combination of the countries in which we operate, our results of operations or financial condition could be materially adversely affected.

Risks Relating to Our Indebtedness

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the Senior Notes and our other obligations.

At December 31, 2013, we had $317.4 million in aggregate principal amount of debt, including the Senior Notes, outstanding.

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

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The agreements governing our indebtedness do not fully prohibit us or our subsidiaries from doing so. At December 31, 2013, we had $317.4 million in aggregate principal amount of debt, including the Senior Notes, outstanding. Any secured indebtedness permitted under the indenture would be effectively senior to the notes to the extent of the value of the assets securing such indebtedness, as would all indebtedness of non-guarantor subsidiaries. We also may incur new indebtedness if we expand our business or purchase new vessels or for other purposes. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all our debt obligations, including the repayment of the Senior Notes. In addition, the indenture governing the Senior Notes does not prevent us from incurring obligations that do not constitute indebtedness as defined therein.

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

We are required to be in compliance with the covenants contained in the indenture governing the Senior Notes. In addition, our future credit agreements may require that we maintain other specific financial covenants. We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants and ratios. Events beyond our control, including changes in the economic and business conditions in the markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lender will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit agreements would prevent us from borrowing additional money under the facilities and could result in a default under them.

Our future debt is likely to be secured by mortgages on our vessels, barges or ports, vessels under construction pursuant to shipbuilding contracts, guarantees by our subsidiaries and/or other related assets, such as assignments of insurances and earnings or some combination of the foregoing. If a default occurs under future credit facilities, the lenders could elect to declare such debt, together with accrued interest and other fees and expenses, to be immediately due and payable and foreclose on the collateral, including our vessels, barges, ports or other assets securing that debt. In a case where a credit facility was used to finance the scheduled payments as they come due under shipbuilding contracts, such a default could result in default by us under the associated shipbuilding contract and possible foreclosure of our rights in the related newbuild. In addition, a payment default under a shipbuilding contract would give the shipyard the right to terminate the contract without any further obligation to finish construction and may give it rights against us for having failed to make the required payments.

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

Our ability to make scheduled payments on, or to refinance our obligations under, our debt, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated business opportunities will be realized on schedule or at all, or that future borrowings will be available to us in amounts sufficient to enable us to service our indebtedness and any amounts borrowed under future credit facilities, or to fund our other liquidity needs.

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

The indenture governing the Senior Notes restricts our ability to dispose of assets and use the proceeds from any such dispositions. If we do not reinvest the proceeds of asset sales in our business (in the case of asset sales of non-collateral with respect to such indebtedness) or in new vessels or other related assets that are mortgaged in favor of a lender under a credit facility (in the case of assets sales of collateral securing), we may be required to use the proceeds to repurchase senior indebtedness other than the Senior Notes. We cannot assure you we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet indebtedness service obligations when due.

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

The London market for dollar loans between banks has recently been volatile, with the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Interest in most loan agreements in our industry has been based on published LIBOR rates. Debt we may incur on future credit facilities would likely bear interest at variable rates based on LIBOR. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in our loan agreements or there is an increase in market interest rates, the cost of servicing our debt could increase significantly, which would have a material adverse effect on our profitability, earnings and cash flows.

The market values of our vessels, may fluctuate significantly, which could cause us to breach covenants in debt that we may incur.

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

If the market values of our owned vessels decrease, we may breach covenants contained in any future credit facility. If we breach such covenants and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on that debt. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and, therefore, service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss.

The Senior Notes are unsecured and structurally subordinated to the rights of our and the guarantors’ existing and future secured creditors.

The indenture governing the Senior Notes permits us to incur a significant amount of secured indebtedness, including indebtedness to be used for acquisitions of vessels and businesses. At December 31, 2013, we had approximately $317.4 million of indebtedness outstanding, including $0.5 million of secured indebtedness. This secured indebtedness is secured by one of our vessels. The Senior Notes are unsecured and therefore do not have the benefit of such collateral. Accordingly, the Senior Notes will be effectively subordinated to all such secured indebtedness. If an event of default occurs under any future credit facility or under other future secured indebtedness, the senior secured lenders will have a prior right to our assets mortgaged in their favor, to the exclusion of the holders of the Senior Notes, even if we are in default under the Senior Notes. In that event, our assets and the assets of the subsidiary guarantors would first be used to repay in full all indebtedness and other obligations secured by them, resulting in all or a portion of our assets being unavailable to satisfy the claims of the holders of the Senior Notes and other unsecured indebtedness. Therefore, in the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, subject to any preferential treatment afforded to resident creditors of any particular jurisdiction, holders of Senior Notes will participate in our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as such Senior Notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor or other creditors who receive preferential treatment under applicable law. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the Senior Notes. As a result, holders of Senior Notes may receive less, ratably, than holders of secured indebtedness.

The Senior Notes will be effectively subordinated to the obligations of any future non-guarantor subsidiaries.

We may be able to create future non-guarantor subsidiaries or unrestricted subsidiaries under the indenture governing the Senior Notes. The Senior Notes will not be guaranteed by any future unrestricted subsidiaries. Unrestricted subsidiaries may, among other things, incur without limitation additional indebtedness and liens, make investments and acquisitions, and sell assets or stock. In addition, we will be able to sell unrestricted subsidiaries, or distribute unrestricted subsidiaries or the proceeds from a sale of any of their assets or stock to stockholders, or enter into merger, joint venture or other transactions involving them, or any combination of the foregoing, without restrictions. Payments on the Senior Notes are only required to be made by us and the subsidiary guarantors. Accordingly, claims of holders of the Senior Notes are structurally subordinated to the claims of creditors of any subsidiary that is designated in the future as an “unrestricted subsidiary” or is a securitization subsidiary, in each case in accordance with the indenture, and any future subsidiaries that are not wholly-owned by us, including trade creditors. All obligations of our non-guarantor subsidiaries, including trade payables, will have to be satisfied before any of the assets of such subsidiary would be available for distribution, upon liquidation or otherwise, to us or a subsidiary guarantor.

We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing the Senior Notes.

If we experience specified changes of control, we would be required to make an offer to repurchase all of the Senior Notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control may constitute a default under any credit facility. The indebtedness under a credit facility would be immediately due and payable in an event of default including, due to change of control. As a result, following a change of control event, we may not be able to repurchase Senior Notes unless we first repay all indebtedness outstanding under such credit facilities and any of our other indebtedness that contains similar provisions, or obtain a waiver from the holders of such indebtedness to permit us to repurchase the Senior Notes. We may be unable to repay all of that indebtedness or obtain a waiver of that type.

Any requirement to offer to repurchase outstanding Senior Notes may therefore require us to refinance our other outstanding debt, which we may not be able to do on commercially reasonable terms, if at all. In addition, our failure to purchase the Senior Notes after a change of control in accordance with the terms of the indenture would constitute an event of default under the indenture, which in turn may result in a default under any credit facility.

Our inability to repay the indebtedness under a credit facility will constitute an event of default under the indenture governing the Senior Notes, which could have materially adverse consequences to us and to the holders of the Senior Notes. In the event of a change of control, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under any such credit facility and the Senior Notes. If we are unable to fulfill such debt obligations it could materially adversely affect our financial condition and results of operations.

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

Brazil

Brazilian legal framework for economically distressed companies or individuals generally consists of the provisions set forth by the Brazilian Bankruptcy and Reorganization Federal Law (“BBRL”—Law No. 11101, dated February 9, 2005). The BBRL contains certain provisions that resemble bankruptcy under U.S. Chapters 11 and 7. It regulates two different situations: (i) reorganization, that may take place (a) in court (judicial reorganization) or (b) out of court (extrajudicial reorganization), both aiming at surpassing debtor’s financial distress; and (ii) bankruptcy, which is intended to liquidate the company and its assets and must be always administered by a judicial court.

A bankruptcy request can be filed by the company, its shareholders or partners, or any of its creditors. BBRL lists the events upon which bankruptcy may be requested by a company’s creditors, including the following: (i) failure to provide payment of any liquid obligation when owed in a credit instrument in an amount higher than 40 minimum monthly wages; (ii) arbitrarily anticipate the liquidation of assets or making payment in a damaging or fraudulent way; (iii) simulated deal or sale of all or substantially all assets to a third party, creditor or otherwise, attempted or actually performed; and (iv) transfer of establishment to third parties, creditors or otherwise, without the consent of all other creditors and without keeping sufficient assets to fulfill its obligations. A bankruptcy order entails two important matters concerning credits: (i) acceleration of all company indebtedness, and (ii) conversion of foreign currency-denominated debts into national currency ones.

Any judgment obtained against us in Brazilian courts in respect of any payment obligations under the guarantees normally would be expressed in the Brazilian currency equivalent of the U.S. dollar amount of such sum at the exchange rate in effect (i) on the date of actual payment, (ii) on the date on which such judgment is rendered, or (iii) on the date on which collection or enforcement proceedings are started against us. Consequently, in the event of bankruptcy, all of our debt obligations that are denominated in foreign currency, including the guarantees, will be converted into Brazilian currency at the prevailing exchange rate on the date of declaration of our bankruptcy by the court. We cannot assure to holders of our Senior Notes that such rate of exchange will afford full compensation of the amount due on the Senior Notes. Finally, bankruptcy proceedings in Brazil usually take from five to 12 years and generally the assets are not sufficient to pay off the creditors.

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

Argentina

Under Argentine law, in the event that a guarantor becomes subject to a reorganization proceeding or to bankruptcy, the relevant guarantee, if granted within two years before the declaration of bankruptcy, may be deemed to have been a fraudulent transfer and declared void, if the guarantor did not receive a fair consideration in exchange for the granting of such guarantee. The validity and enforceability of the guarantee granted by a guarantor that is an Argentine entity requires the guarantee to be granted in the best interest of the Argentine guarantor and that the Argentine guarantor receives fair and adequate consideration for the granting of the guarantees.

In addition, under Argentine law, a guarantee is considered accessory to the principal obligation. Therefore, in case our underlying obligations under the Senior Notes or the indenture are declared null, the guarantees would, under Argentine law, be deemed to be null as well.

If proceedings were brought in the courts of Argentina seeking to enforce the Argentine guarantor’s obligations under the Senior Notes, the Argentine guarantor would not be required to discharge its obligations in the original currency of the Senior Notes. Any judgment obtained against the Argentine guarantor in Argentine courts in respect of any payment obligations under the Senior Notes could be discharged solely in Argentine pesos equivalent to the U.S. dollar amount of such payment at a certain exchange rate. There can be no assurance that such rates of exchange will afford our noteholders full compensation of the amount invested in the Senior Notes plus accrued interest nor that the currency exchange regulations will permit the noteholders to convert any amount of Argentine pesos received into U.S. dollars (please refer to paragraph entitled “The foreign exchange policy of Argentina may affect the ability of the guarantors of the Senior Notes that are Argentine companies to make money remittances outside of Argentina in respect of the guarantees”).

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

Brazil

Judgments of Brazilian courts enforcing obligations under the guarantees would be payable only in Brazilian currency. If proceedings were brought in the courts of Brazil seeking to enforce the obligations under the guarantees, we would not be required to discharge our obligations in a currency other than Brazilian currency. Any judgment obtained against us in Brazilian courts in respect of any payment obligations under the guarantees would be expressed in Brazilian currency. We cannot assure you that this amount in Brazilian currency will afford you full compensation of the amount sought in any such litigation.

Certain requirements must be met for the recognition and enforceability of foreign judgments in Brazil. Subject to the following, a final and conclusive judgment for civil liabilities rendered by any court in the United States or elsewhere in respect of the Senior Notes and the guarantees would be recognized in the courts of Brazil (to the extent that Brazilian courts have jurisdiction) and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment has been previously ratified by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça) with such ratification being subject to:

•	the judgment fulfilling all formalities required for its enforceability under the laws of the jurisdiction where the judgment was rendered;

•	the judgment contemplating an order to pay a determined sum of money;

•	the judgment being issued by a competent court after proper service of process of the parties, which service must comply with Brazilian law if made within Brazil, or after sufficient evidence of the parties’ absence has been given, pursuant to applicable law;

•	the judgment not being subject to appeal (the decision is final, there is a res judicata);

•	the judgment being legalized by the Brazilian consulate with jurisdiction over the location of the court which issued the judgment;

•	the judgment being translated into Portuguese by a certified translator; and

•	the judgment not being contrary to Brazilian public order, Brazilian sovereignty or Brazilian good practices.

Notwithstanding the foregoing, no assurance can be given that such ratification would be obtained, that the process described above would be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the U.S. securities laws with respect to the Senior Notes and the guarantees. In addition:

•	civil actions may be brought before Brazilian courts based on the federal securities laws of the United States and that, subject to applicable law, Brazilian courts may enforce such liabilities in such actions against us and the guarantors (provided that provisions of the federal securities laws of the United States do not contravene Brazilian public order, Brazilian sovereignty or Brazilian good practices and provided further that Brazilian courts can assert jurisdiction over the particular action); and

•	the ability of a creditor to satisfy a judgment by attaching certain assets of the defendant is limited by provisions of Brazilian law.

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

Brazil

A court could, under fraudulent conveyance law, subordinate or void the guarantee of any subsidiary guarantor if it found that such guarantee was incurred with actual intent to hinder, delay or defraud creditors, and that the guarantor was any of the following:

•	already insolvent;

•	rendered insolvent by reason of its entering into such guarantee;

•	engaged in business or transactions for which the assets remaining constituted unreasonable small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

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

We have a long history of operating in the Hidrovia region of South America. Corporacion Navios Sociedad Anonima (“CNSA”) was founded by one of our predecessor companies in 1955. Horamar Group (“Horamar”) was formed in 1992, and was combined with CNSA in January 2008 to form Navios Logistics. CNSA owned and operated the largest bulk transfer and storage port terminal in Uruguay. Horamar was a privately held Argentina-based group specializing in the transportation and storage of liquid cargoes and the transportation of drybulk cargo in South America along the Hidrovia river system. The combination of CNSA and Horamar under the Navios Logistics umbrella created one of the largest logistics businesses in the Hidrovia region of South America.

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed: (a) $112.2 million in cash; and (b) the authorized capital stock of its wholly owned subsidiary CNSA in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% of its outstanding stock. Navios Logistics acquired all ownership interests in Horamar in exchange for; (a) $112.2 million in cash, and (b) the issuance of 7,235 shares of Navios Logistics representing 36.2% of Navios Logistics’ outstanding stock. As a result, Navios Holdings owns 63.8% of Navios Logistics.

On July 25, 2011, we acquired the noncontrolling interests of our joint ventures, Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. (“Vitol”).

On July 10, 2013, we became the sole shareholder of Hidronave South American Logistics S.A (“Hidronave S.A”) by acquiring the remaining 49% noncontrolling interest for a total consideration of $0.8 million.

For a discussion of our capital expenditures, see “Item 5.B Liquidity and Capital Resources.”

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

We report our operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. For further historical segment information, please see our Audited Consolidated Financial Statements included elsewhere in this report.

We have a diverse customer base including global agricultural, mining and petroleum companies. Our customers include affiliates of ADM, Axion Energy, Bunge, Cargill, Glencore, Louis Dreyfus, Petrobras, Petropar (the national oil company of Paraguay), Shell, Vale, Vitol and YPF. We have a long history of operating in the Hidrovia region, being founded in 1955 by one of our predecessor companies which operated in the region, and have been able to generate and maintain longstanding relationships with our customers. In our dry port facility in Uruguay, we have been serving three of our key customers, ADM, Cargill and Louis Dreyfus, for more than 15 years on average. In our liquid port facility, liquid barge transportation and cabotage business, we have long-term relationships with our global petroleum customers for more than 11 years on average (such as Axion Energy, Petrobras Group, YPF and Shell). In our dry barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then. We are committed to providing quality logistics services for our customers and further developing and maintaining our long-term relationships.

We serve our customers in the Hidrovia region through our two port storage and transfer facilities, one for agricultural, forest and mineral-related exports located in Uruguay and the other for refined petroleum products located in Paraguay. We complement our two port terminals with a diverse fleet of 361 barges and pushboats (including 72 barges and three pushboats to be delivered) and two small inland oil tankers that operate in our barge business and eight vessels, including six oceangoing tankers and two self-propelled barges, which operate in our cabotage business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or LPG).

Since the business combination in January 2008, we have grown our vessel fleet from 123 to 371 vessels, including barges, pushboats and tankers, of which 367 are owned by us and four are chartered-in. The following is the current core fleet as of March 10, 2014.

Navios Logistics Fleet Summary (owned and chartered-in)

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat fleet (1),(2)	28	96,500 BHP	Various Sizes and Horse Power
Dry Barges(3)	295	512,600 DWT	Dry Cargo
Tank Barges (4)	35	112,475 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG
Self-propelled Tank Barges (5)	2	11,600 m3	Liquid Cargo
Inland Oil Tankers	2	3,900 DWT	Liquid Cargo

Total	365

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H (6)	2010	16,871	Double-hulled Product Tanker
Ferni H (6)	2010	16,871	Double-hulled Product Tanker

Total		81,224

(1)	One pushboat is chartered-in with a horsepower of 580.
(2)	Three pushboats will be delivered in the first quarter of 2015.
(3)	72 dry barges will be delivered during the first half of 2014.
(4)	Three tank barges are chartered-in with total capacity of 6,066 m3.
(5)	These tank barges service the Argentine cabotage business.
(6)	Both tankers are chartered-in for a six-year period, and we have the obligation to purchase the vessels immediately upon the expiration of their charter periods in June 2016 at a purchase price of $9.9 million and $9.8 million, respectively.

Port Terminal Operations

Uruguay Dry Port

We believe we own and operate the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs. In 2012 and 2013, 4.0 million and 3.7 million tons of dry cargo, respectively, were moved through our dry port terminal and we currently have nine silos (some with internal separations) with total storage capacity of 460,000 tons. In our dry port terminal, we have been serving our three key customers for more than 15 years on average.

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

We believe that countries in the region will continue to increase use of land for agriculture and implement technology for increasing yields on productive lands. As a result, we have experienced significant growth in the last ten years from 1.0 million tons moved in 2000 to 3.7 million tons in 2013. We have also been expanding our capacity from 280,000 tons in 2009 to 460,000 tons as of December 31, 2013. We installed a grain drying and conditioning facility on 13.6 acres of land adjacent to our dry port terminal, which has been operational since May 16, 2011. This facility, with 7,000 metric tons in static storage capacity, is focused primarily on Uruguayan soy for export and is expected to serve the needs of our clients for grain products that meet the quality standards required by international buyers. We believe the addition of this facility to our existing operations could save customers expense and time by reducing the need to transport their goods from other drying and conditioning facilities to our port. In addition, in October 2013 we completed the construction of an additional vessel loading conveyor belt.

We believe there is significant potential for further expansion of this bulk terminal operation. In 2009, we were awarded an additional 15 acres of land under our free zone user agreement. We are actively looking for additional land to expand our operations. During the third and fourth quarter of 2010, we acquired two 29 acre parcels of land located south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for mineral ores and liquid bulks. In September 2011, we acquired an additional parcel of land of approximately 23 acres as part of this project. On March 19, 2013, we acquired Energias Renovables del Sur S.A (“Enresur”) which is a free zone direct user and holds the right to occupy approximately 12 hectares of undeveloped land in Nueva Palmira free zone in Uruguay. Our total available land for expansion is 120 acres.

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

The port terminal has two docks. The main outer dock is 240 meters long and accommodates vessels of up to 85,000 dwt loading to the maximum draft permitted for vessels at the Martin Garcia Bar and Mitre Canal. The dock has three modern ship loaders that since the construction of the second conveyor line to the main pier are capable of loading vessels at rates of up to 48,000 tons per day, depending on the vessel, use of silos and on the type of commodity. The inner face of this dock is equipped for discharging barge convoys. The secondary inner dock is 170 meters long and is dedicated to the discharge of barge convoys, which is carried out on both sides of the dock. The terminal is capable of discharging barge convoys at rates averaging 10,000 to 14,000 tons per day, depending on the type of barges and commodity. There is also a fixed-duty cycle crane to discharge barge convoys. In addition, discharging at our facility is optimized through the use of commodity-appropriate bucket size and type.

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

Port Infrastructure: Currently, the port has 10 major tanks in operation with a capacity of 45,660 cubic meters. The plates are carbon steel, as specified by the American Standard for Testing Materials, and the construction was performed according to the standards of the American Petroleum Institute. We have available space to increase capacity to 90,000 or 100,000 cubic meters of storage at the terminal to meet our customers’ future demand.

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

Barge Operations

Overview: We service the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through our fleet of 363 vessels in our barge business. We operate different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). We typically contract our vessels either on a time charter basis or on a CoA basis.

Fleet: We control 363 vessels in our barge business, including 28 pushboats, 295 dry barges, 35 tank barges, three LPG barges and two small inland oil tankers. We have grown our fleet quickly following our business combination in January 2008. Our dry barge fleet is nearly three times the size it was in January 2008.

Products Transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils), liquefied cargo (liquefied petroleum gas (LPG)) and dry cargo (cereals, cotton pellets, soy bean, wheat, limestone (clinker), mineral iron and rolling stones). During 2013, we transported approximately more than 2.1 million cubic meters of liquids or tons of dry cargo (compared to 1.8 million in 2012, 2.2 million in 2011, and 1.8 million in 2010), consisting of approximately 0.7 million cubic meters of liquids, 1.5 million tons of dry cargo, and approximately 1,500 cubic meters of LPG.

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

Our fleet consists of six oceangoing product tanker vessels and two self-propelled barges. Since December 2007, we have grown our cabotage fleet. We acquired two product tanker vessels, the Estefania H and the Makenita H, which were delivered in July 2008 and June 2009, respectively, with an aggregate capacity of 29,508 dwt. In February 2010, we took delivery of the Sara H, a 9,000 dwt double hull product oil tanker. In June 2010, we entered into long-term bareboat agreements for two new product tankers, the Ferni H and the San San H, each with a capacity of 16,871 dwt. The San San H and the Ferni H were delivered in June and July 2010, respectively. Both tankers are chartered-in for a six-year period, and we have the obligation to purchase the vessels immediately upon the expiration of the respective charter periods at a purchase price of $9.9 million and $9.8 million, respectively. We typically contract our vessels either on a time charter basis or on a CoA basis.

On October 29, 2009, we acquired 51% of the outstanding share capital of Hidronave S.A., a Brazilian company, and took delivery of the Nazira, a pushboat specially prepared for navigating in Brazilian waters. Hidronave S.A. has the certificates and other documentation required to conduct business in Brazil. On July 10, 2013, we became the sole shareholder of Hidronave S.A by acquiring the remaining 49% nonocontrolling interest.This acquisition serves as a platform to enable us to build our Brazilian cabotage business if we choose to do so. For example, in May 2011 we signed 15-year charter contracts with Petrobras for six Panamax vessels, which will further expand our cabotage business. We have the option to cancel the contracts if we are unable to secure acceptable financing for the construction of the vessels.

Fleet: The table below reflects our cabotage tanker fleet as of March 10, 2014:

Vessel	Type	Built	DWT	Employment Date	Charter-Out Duration	Expiration Date of License

Malva H (1)	Product Tanker	2007	8,974	March 1, 2014	14 months	May 24, 2016
Estefania H	Product Tanker	2008	12,000	October 1, 2013	24 months	May 6, 2014
Makenita H	Product Tanker	2009	17,508	—	Under drydock	June 24, 2015
Sara H	Product Tanker	2010	9,000	May 14, 2013	3 years	June 30, 2015
Ferni H (2)	Product Tanker	2010	16,871	March 1, 2014	24 months	June 30, 2015
San San H (1)	Product Tanker	2010	16,871	January 14, 2014	17 months	December 31, 2014

(1)	Charter-out expiration date: September 30,2015
(2)	Contract on “subjects” to certain approvals by the parties

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

Products Transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils). During 2013, our cabotage fleet transported more than 2.2 million cubic meters of liquids (compared to 2.1 million cubic meters in 2012 and 2.4 million cubic meters in 2011).

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

Developing Leading Position Through Investment and Expansion in our Port Terminals. Our dry port facility has served the growing grain exports of countries in the Hidrovia region since 1955 and its location at Nueva Palmira serves our customers’ export needs by providing easy access to the Atlantic Ocean. We have completed the construction of a new silo with a capacity of 100,000 metric tons to meet customer demand, which brings the terminal’s total capacity to 460,000 metric tons as of April 2012. We believe that our storage and port handling services complemented by the drying and conditioning facility that has been operational since May 2011 and the additional conveyor belt that has been operational since October 2013 provides our customers with significant savings by reducing costly and time-consuming transportation. We believe that the 120 acres of total available land, following our recent purchases and active investigation of other prospective land acquisitions provide us with significant potential for further expansion at our dry port terminal, including the development of a new transshipment facility for wet and dry commodities. Our crude and petroleum product port and storage facility in Paraguay is located at the convergence of land and river transportation in an area we believe will become an industrial hub. Our facility’s 45,660 cubic meters of storage, serve the needs of our customers in Paraguay, a country with no crude production and limited refining capacity, and in the Hidrovia region.

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

We believe we have high fleet utilization due to our modern cabotage fleet. Our cabotage fleet of six double-hulled product tankers is one of the youngest in Argentina with an average age of approximately five years. Younger vessels typically have greater flexibility in their employment and less maintenance time is needed to operate such vessels. Our cabotage fleet utilization rate for the years ended December 31, 2011, 2012 and 2013 was 83.5%, 79.3% and 76.1%, respectively.

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

Long-Term Relationships with High Quality Customers. We have a long history of operating in the Hidrovia region of South America. We have long-standing relationships with a diverse group of large customers, primarily comprised of major international agriculture and oil companies and their affiliates such as ADM, Cargill, Louis Dreyfus, Petrobras, Petropar, YPF, Shell and Vale. These long term customer relationships arise from our reputation for reliability and high-quality service. In our dry port facility in Uruguay, we have been serving three of our key customers, ADM, Cargill and Louis Dreyfus, for more than 15 years on average. In our liquid port facility, liquid barge transportation and cabotage business, we have long term relationships with our global petroleum customers for more than 11 years on average. In our barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then.

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

Established History and Experienced Management Team. We have operated in the Hidrovia region for more than 50 years and have an experienced management team, led by our Chief Executive Officer Claudio Pablo Lopez. Mr. Lopez and his family members have collectively been involved in the logistics industry in the region since 1976. Our directors and senior executive officers have, on average over 20 years of experience in the logistics and transportation industries. Our management team has significant expertise in various lines of businesses and has been instrumental in developing and maintaining our certified safety, quality management systems and executing our growth plan. Our management has driven significant growth in time charter, voyage and port terminal revenues and sales of products.

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

Capitalize on Attractive Fundamentals in Our Businesses. As one of the largest owners and operators of barges and product tankers in the Hidrovia region, with some of the largest, most modern and strategically located port facilities, we believe we are well positioned to capitalize on the attractive fundamentals for storage and marine transportation services in the region. There currently exists a shortage of adequate rail and highway infrastructure in South America to meet the growing demand for exports, and the Hidrovia river system and coastal trade represent some of the more cost-efficient methods of transportation in the region. The Hidrovia river system is one of the largest navigable river systems in the world, comparable in length to the Mississippi River system in the United States. A comparison of the two river systems illustrates the significant potential for future development of the Hidrovia which serves economies that are expected to grow faster than the U.S. economy. For example, in 2014, Brazil is expected to grow by 2.3% and Argentina by 2.8%, according to the International Monetary Fund’s latest available data on World Economic Outlook. Advanced economies, including the United States, are expected to grow 2.2% in 2014 according to the same source. If such growth in the Hidrovia Region economies does not materialize, it could materially delay or prevent the Hidrovia Region from realizing its potential.

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

Continue to Capitalize on Our Relationship with Navios Holdings. Navios Holdings has developed considerable experience and a global network of relationships during its 55-year history of investing and operating in the maritime industry. We believe our relationship with Navios Holdings, including our ability to leverage Navios Holdings’ global network of relationships, and its relationships with commercial and other banks will enable us to engage in innovative financing and to access debt and capital markets financing on favorable terms as evidenced by our past credit facility and our Senior Notes.

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

Customers

In each of our businesses, we derive a significant part of our revenues from a small number of customers. For the year ended December 31, 2013, our two largest customers, Vale and Petropar, accounted for 18.5% and 10.7% of our revenues, respectively, and our five largest customers accounted for approximately 56.4% of our revenues. For the year ended December 31, 2012, our three largest customers, Vale, YPF and Axion Energy, accounted for 18.5%, 11.5% and 11.5% of our revenues, respectively, and our five largest customers accounted for approximately 56.4%. For the year ended December 31, 2011, three customers, Petrobras, Petropar and Esso, accounted for 18.1%, 10.2% and 10.0% of our revenues, respectively.

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

As of December 31, 2013, we employed 368 land-based employees: 38 employees in the Asuncion, Paraguay office, 45 employees at the port facility in San Antonio, Paraguay, 135 employees in the Buenos Aires, Argentina office, seven employees in the Montevideo, Uruguay office, 133 employees at the port facility in Nueva Palmira, Uruguay, and 10 employees at Hidronave S.A.’s Corumba, Brazil office.

Certain of our operations in Argentina, Paraguay, Uruguay and Brazil are unionized. We believe that we have good relations with our employees and seamen and since our inception we have had no history of significant work stoppages.

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

Corporate Information

Our legal and commercial name is Navios South American Logistics Inc. We have been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. Our office and principal place of business is located at Aguada Park Free Zone, Paraguay 2141, Of. 1603 Montevideo, Uruguay and our telephone number is +(30) (210) 459-5000. Our website is http://www.navios-logistics.com. The information on our website is not incorporated by reference into this report and should not be considered to be a part of this report. Trust Company of the Marshall Islands, Inc. serves as our agent for service of process, and our registered address and telephone number of its agent for service of process is Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960. We maintain offices in Montevideo, Uruguay, Buenos Aires, Argentina, Asuncion, Paraguay, and Corumba, Brazil. We own the Nueva Palmira port and transfer facility indirectly through our Uruguayan subsidiary, CNSA, and the San Antonio port facility through our Paraguayan subsidiary, Petrolera San Antonio S.A. (“Petrosan”). All of our subsidiaries are wholly owned.

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

The table below sets forth Navios Logistics’ current corporate structure.

Navios Logistics was incorporated as a Marshall Islands corporation on December 17, 2007 and its subsidiaries are listed below:

Subsidiaries included in the consolidation:

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of operations
				2013	2012	2011
Corporacion Navios S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Energias Renovables del Sur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	3/19-12/31	—	—
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management/Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Thalassa Energy S.A. (i)	Argentina	Barge-Owning Company	100%	1/1-11/19	1/1-12/31	1/1-12/31
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navegacion Guarani S.A.(ii)	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1-6/12	1/1-12/31	1/1-12/31
Hidrovia OSR S.A(iii)	Paraguay	Tanker-Owning Company/Oil Spill Response & Salvage Services	100%	1/1-7/10	1/1-12/31	1/1-12/31
Mercofluvial S.A.(iii)	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1-7/10	1/1-12/31	1/1-12/31

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of operations
				2013	2012	2011
Petrolera San Antonio S.A.	Paraguay	POA Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.(iv)	Brazil	Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Horamar do Brasil	Brazil	Non-Operating Company	100%	5/8-12/31	—	—
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/1-12/31	1/16-12/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	4/14-12/31
Merco Parana S.A (i)	Argentina	Barge Owning Company	100%	1/1-11/19	7/1-12/31	—

(i)	These companies were merged into Compania Naviera Horamar S.A on November 19, 2013.
(ii)	This company was merged into another Paraguayan company on June 12, 2013
(iii)	These companies were merged into other Paraguayan companies on July 10, 2013.
(iv)	On July 10 2013, the Company became the sole shareholder of Hidronave South American Logistics S.A by acquiring the remaining 49% noncontrolling interest.

D.	Property, Plants and Equipment

Our only material property is our owned vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

We and our subsidiaries currently lease (or occupy as free zone users, as the case may be), the following premises:

•	Our subsidiary CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which we operate our port and transfer facility, located at Zona Franca, Nueva Palmira, Uruguay. CNSA was authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, which on September 27, 1956 approved an agreement, as required by applicable law at the time. On December 4, 1995, CNSA rights as a direct user were renewed in a single free zone user agreement, which was subsequently amended in many occasions—incorporating new plots of land—until its final version dated November 27, 2009. The agreement currently in force permits CNSA to install and operate a transfer station to handle and store goods, and to build and operate a plant to receive, prepare and dry grain on land in the Nueva Palmira Free Zone. The agreement expires on December 31, 2025, with a 20-year extension at our request. We pay an annual fee of approximately $0.2 million, payable in eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transhipment fee of $0.20 per ton transshipped. We have certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division if we breach the terms of the agreement, or labor laws and social security contributions, and if we commit illegal acts or acts expressly forbidden by the agreement. In March 2013, CNSA acquired Energias Renovables del Sur S.A., an Uruguayan corporation and Nueva Palmira Free Zone direct user pursuant to an agreement with the Free Trade Zone Authority - General Trade Bureau of the Ministry of Economy and Finance.

•	CNSA also leases approximately 205 square meters of space at Paraguay 2141, Montevideo, Uruguay, pursuant to a lease that expires in November 2020.

•	Our subsidiary Petrolera San Antonio S.A. leases approximately 640 square meters of space at Jejui 324 corner Chile—Edificio Grupo General, Asuncion, Paraguay, pursuant to a lease that expires in March 20, 2014.

•	Our subsidiary Compania Naviera Horamar S.A. leases approximately 409 square meters at Cepeda 429 Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 2014.

•	Hidronave S.A. leases approximately 195 square meters at Av. General Rondon 1473 Street, Corumba, Brazil, pursuant to a lease agreement that expires in March 2015.

•	Petrolera San Antonio S.A. leases approximately 10,481 square meters of a land and a small warehouse next to the river Paraguay at San Miguel district of Asunción over the way to the Club Mbigua, pursuant to a lease agreement that expires in June 2018.

•	Compania Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito, pursuant to a lease agreement that expires in May 2018.

•	Compañía Naviera Horamar S.A. leases approximately 1,370 square meters of office space at Av. Juana Manso 205, Buenos Aires, Argentina, pursuant to a lease agreement that expires in June 2016.

•	Merco Par S.A.C.I. leases approximately 655 square meters of office space at Avenida Aviadores del Chaco No 1.669 corner San Martín, Asuncion, Paraguay, pursuant to a lease agreement that expires in November 2018.

Our subsidiary CNSA owns premises in Montevideo, Uruguay. This space is approximately 112 square meters and is located at Juan Carlos Gomez 1445, Oficina 701, Montevideo 1100, Uruguay.

Our subsidiary Petrolera San Antonio S.A. owns the premises from which it operates in Avenida San Antonio, Paraguay. This space is approximately 146,744 square meters and is located between Avenida San Antonio and Virgen de Caacupe, San Antonio, Paraguay.

Our subsidiary Compania Naviera Horamar S.A. owns two storehouses located at 880 Calle California, Ciudad Autonoma de Buenos Aires, Argentina and at 791/795 Calle General Daniel Cerri, Ciudad Autonoma de Buenos Aires, Argentina of approximately 259 and 825 square meters, respectively. Compania Naviera Horamar S.A. also owns approximately 1,208 square meters and is located in 846 Avenida Santa Fe, Ciudad Autonoma.

Our subsidiary Petrovia Internacional S.A. owns three plots of land in Nueva Palmira, Uruguay, two of approximately 29 acres each and one of 23 acres.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Logistics. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements, including the notes to those financial statements, for each of the fiscal years ended December 31, 2013, 2012 and 2011 which are included elsewhere in this Annual Report.

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

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed (i) $112.2 million in cash and (ii) the authorized capital stock of its wholly owned subsidiary, CNSA, in exchange for the issuance and delivery of 12,765 of Navios Logistics’ shares, representing 63.8% of Navios Logistics’ outstanding stock. Navios Logistics acquired all ownership interests in Horamar in exchange for (i) $112.2 million in cash and (ii) the issuance of 7,235 of Navios Logistics’ shares representing 36.2% of Navios Logistics’ outstanding stock. CNSA owned and operated the largest bulk transfer and storage port terminal in Uruguay. Horamar was a privately held Argentina-based group specializing in the transportation and storage of liquid cargoes and the transportation of drybulk cargoes in South America along the Hidrovia river system. The combination of CNSA and Horamar under the Navios Logistics umbrella created one of the largest logistics companies in the Hidrovia Region of South America. As of December 31 2013, Navios Holdings owned 63.8% of Navios Logistics’ stock.

On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures, Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol.

Ports

We own two port storage and transfer facilities, one for agricultural, forest and mineral-related exports and the other for refined petroleum products. Our port facility in Nueva Palmira, Uruguay, with a total storage capacity of 460,000 metric tons, moved 3.7 million tons of dry cargo in 2013, as compared to 4.0 million tons of dry cargo in 2012. Our port facility in San Antonio, Paraguay, with a total storage capacity of 45,660 cubic meters, moved approximately 204,208 cubic meters of stored liquid cargos and had 46,868 cubic meters of sales of products concerning liquid fuels (primarily diesel and naphtha) in 2013 as compared to approximately 231,613 cubic meters of stored cargos and 66,078 cubic meters of sales of products in 2012.

Fleet

Our current core fleet consists of a total of 371 vessels, barges and pushboats (including 72 barges and three pushboats to be delivered) of which 367 are controlled by us and four are chartered-in under long-term charter-in contracts with an average remaining duration of approximately 1.1 years.

Long-term charter-in contracts are considered to be charter-in contracts with duration of more than one year at inception. We currently have entered into charter-in contracts having a minimum remaining duration of 0.4 years and maximum remaining duration of 2.2 years.

See “Item 4.B Business Overview” for details on our current core fleet.

Recent Developments

On October 8, 2013, we exercised the option for the construction of an additional 36 dry barges for a total consideration of $19.1 million, based on the initial agreement for the construction of 36 dry barges, dated August 5, 2013.

During the fourth quarter of 2013, we signed a 20-year agreement with Vale International S.A., a subsidiary of Vale S.A., to provide storage and transshipment services. This agreement is subject to a number of pre-conditions.

On January 2, 2014, we took delivery of three second hand pushboats that were acquired during the second quarter of 2013, for a total consideration of $20.3 million.

On February 11, 2014, we entered into an agreement for the construction of three new pushboats with a construction price of $7.4 million each. These pushboats are expected to be delivered in the first quarter of 2015.

A.	Operating Results

Overview

Factors affecting our results of operations

For further discussion on factors affecting our results of operations, see also “Item 3.D Risk Factors” included elsewhere in this report. For information regarding governmental, economic, fiscal, monetary or political policies that could materially affect our operations, see “Item 3.D Risk Factors—Risks Relating to Argentina, “Risks Relating to Uruguayan Free Zone Regulation” and “Other Risks Relating to the Countries in which We Operate.”

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

See Item 11. Quantitative and Qualitative Disclosures about Market Risk for a discussion of Foreign Currency Transactions, Inflation and Fuel Price Increases.

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

Statement of Operations Breakdown by Segment

We report our operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. For further historical segment information, please see our audited Consolidated Financial Statements included elsewhere in this report.

Financial Highlights

For the year ended December 31, 2013 compared to the year ended December 31, 2012

The following table presents consolidated revenue and expense information for the years ended December 31, 2013 and 2012 and was derived from our audited consolidated financial statements.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2013	Year Ended December 31, 2012
Time charter, voyage and port terminal revenues	$190,734	$178,619
Sales of products	46,350	68,414
Time charter, voyage and port terminal expenses	(42,428)	(41,776)
Direct vessel expenses	(72,713)	(69,476)
Cost of products sold	(42,760)	(65,039)
Depreciation of vessels, port terminals and other fixed assets, net	(19,555)	(22,502)
Amortization of intangible assets	(3,799)	(4,438)
Amortization of deferred drydock and special survey costs	(3,392)	(1,332)
General and administrative expenses	(14,617)	(14,844)
Provision for losses on accounts receivable	(567)	(747)
Taxes other than income taxes	(7,912)	(8,212)
Gain on sale of assets	18	—
Interest expense and finance cost, net	(25,148)	(20,057)
Interest income	219	388
Foreign exchange differences	414	(279)
Other income, net	430	1,492

Income before income taxes and noncontrolling interest	$5,274	$211
Income tax benefit/(expense)	4,554	(35)

Net income	9,828	176
Less: Net income attributable to the noncontrolling interest	(112)	(20)

Net income attributable to Navios Logistics’ stockholders	$9,716	$156

Time Charter, Voyage and Port Terminal Revenues: For the year ended December 31, 2013, revenue increased by $12.1 million or 6.8% to $190.7 million, as compared to $178.6 million for the same period during 2012. Revenue from the port terminal business increased by $7.0 million or 21.7% to $39.2 million for the year ended December 31, 2013, as compared to $32.2 million for the same period during 2012. This increase was mainly attributable to the increase in rates, storage and other fees in the dry port terminal in Uruguay. Revenue from the cabotage business increased by $1.7 million or 3.4% to $54.3 million for the year ended December 31, 2013, as compared to $52.6 million for the same period during 2012. This increase was mainly attributable to an increase in time charter rates of the cabotage vessels. Revenue from the barge business increased by $3.4 million or 3.6% to $97.2 million for the year ended December 31, 2013, as compared to $93.8 million for the same period in 2012. This increase was mainly attributable to an increase in dry cargo volumes transported.

Sales of Products: For the year ended December 31, 2013, sales of products decreased by $22.0 million or 32.3% to $46.4 million, as compared to $68.4 million for the same period during 2012. This decrease was attributable to a decrease in the Paraguayan liquid port’s volume of products sold.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $0.6 million or 1.6% to $42.4 million for the year ended December 31, 2013, as compared to $41.8 million for the same period in 2012. This increase was due to an increase in the port terminal expenses by $1.3 million or 13.5% to $10.7 million for the year ended December 31, 2013, as compared to $9.4 million for the same period in 2012. This increase was attributable to the increase in operating expenses of our dry port terminal in Uruguay and our liquid port in Paraguay. Time charter and voyage expenses of the cabotage business increased by $0.2 million or 7.5% to $1.9 million for the year ended December 31, 2013, as compared to $1.7 million for the same period in 2012. This was mainly attributable to the increase in the expenses under spot trips for the cabotage vessels. The overall increase of the port terminal business and cabotage was offset by a $0.9 million or 2.4% decrease in time charter and voyage expenses of the barge business to $29.8 million for the year ended December 31, 2013, as compared to $30.7 million for the same period during 2012. This decrease was mainly attributable to the decrease of charter-in expenses due to the acquisition, in the third quarter of 2012, of one pushboat and six tank barges, which were previously chartered-in.

Direct Vessel Expenses: Direct vessel expenses increased by $3.2 million or 4.7% to $72.7 million for the year ended December 31, 2013, as compared to $69.5 million for the same period in 2012. Direct vessel expenses of the barge business increased by $3.3 million or 9.5% to $38.2 million for the year ended December 31, 2013, as compared to $34.9 million for the same period in 2012. This increase was mainly attributable to higher crew costs. This increase was mitigated by a $0.1 million or 0.2% decrease in direct vessel expenses of the cabotage business to $34.5 million for the year ended December 31, 2013, as compared to $34.6 million for the same period in 2012, primarily from the decrease in repairs and maintenance costs. Direct vessel expenses include crew costs, victualling costs, dockage expenses, lubricants, stores, insurance, maintenance and repairs.

Cost of Products Sold: For the year ended December 31, 2013, cost of products sold decreased by $22.2 million or 34.3% to $42.8 million, as compared to $65.0 million for the same period during 2012. This decrease was mainly attributable to a decrease in the Paraguayan liquid port’s volume of products sold.

Depreciation of Vessels, Port Terminals and Other Fixed Assets, Net: Depreciation of vessels, port terminals and other fixed assets, net decreased by $2.9 million or 13.1% to $19.6 million for the year ended December 31, 2013, as compared to $22.5 million for the same period of 2012. Depreciation of fixed assets in the barge business decreased by $1.5 million or 9.8% to $14.0 million for the year ended December 31, 2013, as compared to $15.5 million for the same period in 2012. Depreciation of fixed assets in the cabotage business decreased by $1.5 million or 36.1% to $2.7 million for the year ended December 31, 2013, as compared to $4.2 million for the same period in 2012. The decrease in the barge and the cabotage businesses was primarily due to the fact that certain of these assets were fully depreciated in 2012 . The overall decrease was partially offset by an increase in the depreciation of fixed assets in the port terminal business by $0.1 million or 2.4% to $2.9 million for the year ended December 31, 2013, as compared to $2.8 million for the same period in 2012. This increase was mainly attributable to the additional depreciation generated by the completion of the new silo in our dry port in the second quarter of 2012.

Amortization of Intangibles Assets: Amortization of intangible assets decreased by $0.6 million or 14.4% to $3.8 million for the year ended December 31, 2013, as compared to $4.4 million for the same period of 2012. The decrease was due to the fact that certain of these assets were fully amortized in 2012.

Amortization of Deferred Drydock and Special Survey Costs: For the year ended December 31, 2013, amortization of deferred drydock and special survey costs increased by $2.1 million or 154.7% to $3.4 million, as compared to $1.3 million for the same period in 2012. The increase was mainly attributable to additional drydock and special survey costs in the barge and cabotage businesses.

General and Administrative Expenses: General and administrative expenses decreased by $0.2 million or 1.5% to $14.6 million for the year ended December 31, 2013, as compared to $14.8 million for the same period during 2012. General and administrative expenses relating to the barge business decreased by $0.2 million or 2.3% to $11.6 million for the year ended December 31, 2013, as compared to $11.8 million for the same period in 2012. General and administrative expenses relating to the port terminal business decreased by $0.2 million or 8.5% to $2.1 million for the year ended December 31, 2013, as compared to $2.3 million for the same period in 2012. The total decrease was mainly attributable to a decrease in audit and related fees. This decrease was mitigated by an increase in general and administrative expenses relating to the cabotage business by $0.2 million or 36.1% to $0.9 million for the year ended December 31, 2013, as compared to $0.7 million for the same period in 2012.

Provision for Losses on Accounts Receivable: Provision for losses on accounts receivable decreased by $0.1 million or 24.1% to $0.6 million for the year ended December 31, 2013, as compared to $0.7 million for the same period in 2012. The main reason was the decreased provisions for bad debts recognized during 2013.

Taxes Other Than Income Taxes: Taxes other than income taxes decreased by $0.3 million or 3.7% to $7.9 million for the year ended December 31, 2013, as compared to $8.2 million for the same period during 2012. The decrease was mainly attributable to a decrease in the withholding tax in the barge business amounting to $0.7 million partially mitigated by a $0.4 million increase in the withholding tax of the cabotage business.

Gain on Sale of Assets: During the year ended December 31, 2013, gain on sale of assets was less than $0.1 million. For the year ended December 31, 2012, there was no gain on sale of assets.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net, increased by $5.0 million or 25.4% to $25.1 million for the year ended December 31, 2013, as compared to $20.1 million for the same period in 2012. The increase in interest expense and finance costs, net was mainly attributable to the interest expense generated by the Additional Senior Notes (as defined in“—B. Liquidity and Capital Resources—Long-term Debt Obligations—Senior Notes” issued in March 2013).

Interest Income: Interest income decreased by $0.2 million or 43.6% to $0.2 million for the year ended December 31, 2013, as compared to $0.4 million for the same period in 2012. The decrease is due to less income from short-term deposits.

Foreign Exchange Differences: Foreign exchange differences decreased by $0.7 million or 284.4% to a $0.4 million gain for the year ended December 31, 2013 as compared to a $0.3 million loss for the same period in 2012. The variation is mainly attributable to a favorable fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conducted our barge and cabotage business operations.

Other Income, Net: Other income, net decreased by $1.1 million or 71.2% to $0.4 million for the year ended December 31, 2013, as compared to $1.5 million for the same period in 2012. This was due to a decrease of (i) $0.4 million in the cabotage business, (ii) a $0.6 million decrease in the barge business and a (iii) $0.1 million decrease in the port terminal business. The total decrease was mainly attributable to less collection of claims compared to prior period.

Income Tax Benefit/(Expense): Income tax benefit increased by $4.6 million to $4.6 million of benefit for the year ended December 31, 2013, as compared to less than $0.1 million expense for the same period in 2012. The port terminal business had an increase of $2.5 million to $1.6 million benefit for the year ended December 31, 2013 as compared to $0.9 million expense for the same period in 2012. The barge business had an increase of $3.1 million to $4.1 million benefit for the year ended December 31, 2013 as compared to $1.0 million for the same period in 2012. The total change in income taxes was mainly attributable to the merging of certain subsidiaries in Paraguay resulting in a one off income tax benefit in deferred income tax of $4.3 million for the year ended December 31, 2013. This change was offset by an increase in the income tax expense of the cabotage business by $1.0 million to $1.1 million for the year ended December 31, 2013 as compared to $0.1 million for the same period in 2012.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest increased to $ 0.1 million for the year ended December 31, 2013 as compared to less than $0.1 million for the same period in 2012.

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

Year Ended December 31, 2013

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Unallocated Interest	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$27,307	$226	$(15,548)	$(2,269)	$9,716
Depreciation of vessels, port terminals and other fixed assets, net	2,853	2,655	14,047	—	19,555
Amortization of intangible assets	983	—	2,816	—	3,799
Amortization of deferred drydock and special survey costs	—	2,188	1,204	—	3,392
Interest income	(75)	—	(144)	—	(219)
Interest expense and finance cost, net	—	6,504	16,375	2,269	25,148
Income tax (benefit)/expense	(1,587)	1,218	(4,185)	—	(4,554)

EBITDA	$29,481	$12,791	$14,565	$—	$56,837

Year Ended December 31, 2012

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$19,260	$284	$(19,388)	$156
Depreciation of vessels, port terminals and other fixed assets, net	2,785	4,152	15,565	22,502
Amortization of intangible assets	930	—	3,508	4,438
Amortization of deferred drydock and special survey costs	—	463	869	1,332
Interest income	(266)	(1)	(121)	(388)
Interest expense and finance cost, net	1	6,635	13,421	20,057
Income tax expense/(benefit)	889	99	(953)	35

EBITDA	$23,599	$11,632	$12,901	$48,132

Year Ended December 31, 2011

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$11,036	$3,869	$(15,101)	$(196)
Depreciation of vessels, port terminals and other fixed assets, net	2,538	4,300	11,342	18,180
Amortization of intangible assets	927	—	3,509	4,436
Amortization of deferred drydock and special survey costs	—	212	506	718
Interest income	(459)	—	(384)	(843)
Interest expense and finance cost, net	—	4,344	12,730	17,074
Income tax expense/(benefit)	390	325	(1,063)	(348)

EBITDA	$14,432	$13,050	$11,539	$39,021

EBITDA increased by $8.7 million to $56.8 million for the year ended December 31, 2013, as compared to $48.1 million for the same period of 2012. This increase was mainly due to (a) a $12.1 million increase in time charter, voyage and port terminal revenues, of which $1.7 million was attributable to the cabotage business, $3.4 million was attributable to the barge business and $7.0 million was attributable to the port terminal business, (b) a $22.2 million decrease in cost of products sold in the port terminal business, (c) a $0.2 million decrease in general and administrative expenses attributable to a $0.2 million decrease in the barge business and a $0.2 million decrease in the port terminal business mitigated by a $0.2 million increase in the cabotage business,(d) a $0.3 million decrease in taxes other than income taxes attributable to a $0.9 million decrease in the barge business mitigated by a $0.5 million increase in the cabotage business and a $0.1 milion increase in the port terminal business, (e) a $0.7 million decrease in losses from foreign exchange differences and (f) a $0.1 million decrease in provision for losses on accounts receivable. This increase was partially offset by (a) a $22.0 million decrease in sales of products in the port terminal business, (b) a $3.2 million increase in direct vessel expenses attributable to a $3.3 million increase in the barge business mitigated by a $0.1 million decrease in the cabotage business, (c) a $0.6 million increase in time charter, voyage and port terminal expenses attributable to a $1.3 million increase in the port terminal business and a $0.2 million increase in the cabotage business mitigated by a $0.9 million decrease in the barge business, and (d) a $1.1 million decrease in other income, net attributable to a $0.6 million decrease in the barge business, a $0.4 million decrease in the cabotage business and a $0.1 million decrease in the port terminal business.

EBITDA increased by $9.1 million to $48.1 million for the year ended December 31, 2012 as compared to $39.0 million for the same period of 2011. The increase was mainly attributable to: (a) an increase in time charter, voyage and port terminal revenues by $13.0 million, out of which $8.9 million was attributable to an increase in the port terminal business, $2.7 million was attributable to an increase in the barge business and $1.4 million attributable to an increase in the cabotage business, (b) a $0.8 million decrease in net income attributable to the noncontrolling interest attributable to the cabotage business, (c) a $0.7 million decrease in taxes other than income taxes attributable to a $0.6 million decrease in the cabotage business and a $0.1 million decrease in the port terminal business, (d) a $1.8 million decrease in cost of products sold in the port terminal business, (e) a $0.8 million increase in other income, net out of which $0.4 million was attributable to an increase in the cabotage business, $0.3 million was attributable to an increase in the barge business and $0.1 million attributable to an increase in the port terminal business, and (f) a $0.3 million decrease in losses from foreign exchange differences. The above increase was offset mainly by: (a) a $6.1 million increase in direct vessel expenses out of which $3.3 million was attributable to the cabotage business and $2.8 million was attributable to the barge business, (b) a $0.1 million increase in time charter, voyage and port terminal expenses out of which $0.8 million was attributable to the port terminal business and $0.6 million was attributable to the cabotage business, mitigated by a decrease of $1.3 million attributable to the barge business, (c) a $0.7 million decrease in sales of products in the port terminal business, (d) a $1.1 million increase in general and administrative expenses out of which $0.7 million was attributable to the barge business and $0.4 million was attributable to the cabotage business and (e) a $0.3 million increase in provision for losses on accounts receivable.

B.	Liquidity and Capital Resources

We have historically financed our capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under our credit facilities and issuance of other debt. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards and repayments of credit facilities. We anticipate that cash on hand, internally generated cash flows, borrowings under existing and future credit facilities and issuance of other debt will be sufficient to fund our operations, including working capital requirements. In addition, we regularly review opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “—Working Capital”, “—Capital Expenditures” and “—Long-term Debt Obligations and Credit Arrangements” for further discussion of our working capital position.

The following table presents cash flow information for each of the years ended December 31, 2013, 2012 and 2011.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Net cash provided by operating activities	$14,498	$24,230	$14,589
Net cash used in investing activities	(61,488)	(17,632)	(70,598)
Net cash provided by/(used in) financing activities	88,021	(1,589)	57,334

Net increase in cash and cash equivalents	41,031	5,009	1,325
Cash and cash equivalents, beginning of year	45,538	40,529	39,204

Cash and cash equivalents, end of year	$86,569	$45,538	$40,529

Cash provided by operating activities for the year ended December 31, 2013 as compared to the year ended December 31, 2012:

Net cash from operating activities decreased by $9.7 million to $14.5 million cash provided by operating activities for the year ended December 31, 2013 as compared to $24.2 million cash provided by operating activities for the year ended December 31, 2012. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2013	Year Ended December 31, 2012
Net income	$9,828	$176
Depreciation of vessels, port terminals and other fixed assets, net	19,555	22,502
Amortization of intangible assets	3,799	4,438
Amortization of deferred financing costs	776	1,090
Amortization of deferred drydock and special survey costs	3,392	1,332
Provision for losses on accounts receivable	567	747
Income tax (benefit)/expense	(4,554)	35
Gain on sale of assets	(18)	—

Net income adjusted for non-cash items	$33,345	$30,320

Accounts receivable, net decreased by $7.6 million from $29.1 million at December 31, 2012 to $21.5 million at December 31, 2013. This decrease was attributable to the timely collection of outstanding invoices.

Prepaid expenses and other current assets decreased by $0.2 million from $9.0 million at December 31, 2012 to $8.8 million at December 31, 2013. The main reason was a decrease of (a) $0.6 million in insurance claims to be recovered, and (b) $0.3 million in other prepaid expenses.

Accounts payable and due to related parties decreased by $18.1 million from $47.3 million at December 31, 2012 to $29.2 million at December 31, 2012. The main reason for this decrease was a $15.7 million decrease in trade payable.

Deferred income decreased by $2.1 million from $3.0 million at December 31, 2012 to $0.9 million at December 31, 2013. This decrease relates to the cabotage business.

Inventories decreased by $5.6 million from $14.5 million at December 31, 2012 to $8.9 million at December 31, 2013. This decrease were due to a decrease in inventory of our liquid port in Paraguay of $3.7 million and a $1.9 million decrease in our cabotage and pushboat fleet inventory.

Accrued expenses increased by $1.3 million to $18.3 million at December 31, 2013 from $17.0 million at December 31, 2012. The primary reason was an increase of (a) $1.7 million in accrued bond coupon expense, (b) $0.2 million in accrued salaries and (c) $0.2 in accrued fees and other. Such increase was mitigated by (a) a $0.8 million decrease in taxes payable.

Cash used in investing activities for the year ended December 31, 2013 as compared to the year ended December 31, 2012:

Net cash used in investing activities increased by $43.9 million to $61.5 million for the year ended December 31, 2013 from $17.6 million for the same period in 2012.

Cash used in investing activities for the year ended December 31, 2013 was mainly the result of (a) $14.3 million in payments for the construction of a new conveyor belt in Nueva Palmira, (b) $19.8 million for the acquisition of three pushboats, (c) $11.5 million for the construction of new dry barges, (d) $2.1 million in payments for the acquisition of Energias Renovables del Sur S.A., an Uruguayan company which controls approximately 12 hectares of undeveloped land located in the Nueva Palmira free zone in Uruguay, near our existing port, (e) $3.3 million in payments for the construction of two new tank barges, (f) $3.6 million in payments for improvements of our barge fleet and (g) $6.9 million in payments for the purchase of other fixed assets.

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

Cash provided by financing activities for the year ended December 31, 2013 as compared to cash used in financing activities for the year ended December 31, 2012:

Cash used in financing activities decreased by $89.6 million to $88.0 million of cash provided by financing activities for the year ended December 31, 2013, as compared to cash used by financing activities of $1.6 million for the same period of 2012.

Cash provided by financing activities for the year ended December 31, 2013 was mainly due to the $93.4 million proceeds from the Additional Senior Notes issued in March 2013. This was partially offset by (a) $1.4 million in payments for obligations under capital leases in connection with the product tanker vessels, the San San H and the Ferni H, (b) a $0.8 million in payments for the acquisition of noncontrolling interests and (c) $3.2 million in payments of deferred financing costs following the issuance of the Additional Senior Notes.

Cash used in financing activities for the year ended December 31, 2012 was $1.6 million relating mainly to $1.5 million payments for obligations under capital leases in connection with the product tanker vessels, the San San H and the Ferni H.

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

Cash used in financing activities for the year ended December 31, 2012 was $1.6 million relating mainly to $1.5 million payments for obligations under capital leases in connection with the product tanker vessels, the San San H and the Ferni H. Cash provided by financing activities for the year ended December 31, 2011 was mainly due to (i) $200.0 million proceeds from the Senior Notes issued in April 2011 and (ii) $0.5 million decrease in restricted cash relating to loan repayments. This was partially offset by (a) $1.0 million payments of obligations under capital leases in connection with the product tanker vessels, the San San H and the Ferni H, (b) $126.8 million repayments of long-term debt, (c) $6.8 million payments for deferred financing costs following the amendment of the Cyprus Popular Bank Public Co. Ltd credit facility (the “Credit Facility”) and the issuance of the Senior Notes and (d) $8.6 million for the acquisition of noncontrolling.

Long-term Debt Obligations and Credit Arrangements

Senior Notes

On April 12, 2011, the Company and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with the Company, the “Co-Issuers”) issued $200.0 million in Senior Notes due on April 15, 2019 (the “Initial Senior Notes”) at a fixed rate of 9.25%. On March 12, 2013, the Co-issuers issued $90.0 million in aggregate principal amount of 9.25% Senior Notes due 2019 (the “Additional Senior Notes” and, together with the Initial Senior Notes, the “Senior Notes”) at a premium, with a price of 103.750%. The terms of the Additional Senior Notes are identical to the Initial Senior Notes and are part of the same class and together with the Initial Senior Notes, are fully and unconditionally guaranteed, jointly and severally, by all of the Company’s direct and indirect subsidiaries except for Horamar do Brasil, which is deemed to be minor, and Logistics Finance. The Company has no independent assets or operations. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the Senior Notes.

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

As of December 31, 2013, the outstanding loan balance was $0.5 million. The loan facility bears a fixed interest rate of 600 basis points. The loan is repayable in monthly installments of $5,740 each and the final repayment date must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

We were in compliance with all the covenants for the year ended December 31, 2013.

The maturity table below reflects the principal payments due by period of all credit facilities outstanding as of December 31, 2013 for the next five years and thereafter, based on the repayment schedule of the respective loan facilities (as described above) and the issuance of $290.0 million of Senior Notes (due in April 2019).

Payment due by period	As of December 31, 2013 (Amounts in millions of U.S. dollars)
December 31, 2014	0.1
December 31, 2015	0.1
December 31, 2016	0.1
December 31, 2017	0.1
December 31, 2018	0.1
December 31, 2019 and thereafter	290.0

Total long-term borrowings	$290.5

Working Capital

On December 31, 2013, our current assets totaled $125.8 million, while current liabilities totaled $44.9 million, resulting in a positive working capital position of $80.9 million. Our cash forecast indicates that we will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on our indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position for at least the next 12 months.

Our Argentine subsidiaries could be prevented from transferring funds outside of Argentina. See “Item 3.D Risk Factors—Risks Relating to Argentina.”

While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, we continue to review our cash flows with a view toward increasing working capital.

Capital Expenditures

On May 9, 2012, Navios Logistics entered into an agreement for the restructuring of its capital leases for the San San H and the Ferni H, by extending their duration until June 2016 and amending the purchase price obligation to $9.9 million and $9.8 million, each at the end of the extended period.

During the second quarter of 2012, Navios Logistics began the construction of a new conveyor belt in its dry port facility in Nueva Palmira, which became operational in October 2013. As of December 31, 2013, Navios Logistics had paid $21.8 million for the construction of the new conveyor belt.

During the second quarter of 2012, Navios Logistics began the construction of four new tank barges. Two barges were delivered in October and December 2012 and two were delivered in April and June 2013, with a cost of $1.9 million each.

On June 26, 2013, Navios Logistics entered into an agreement for the acquisition of three pushboats for a total acquisition price of $20.3 million. As of December 31, 2013, Navios Logistics had paid $19.8 million for the acquisition of the three pushboats.

On August 5, 2013, Navios Logistics entered into an agreement for the construction of 36 dry barges for a total consideration of $19.1 million and on October 8, 2013 the company exercised the option for the construction of an additional 36 dry barges for a total consideration of $19.1 million, based on the initial agreement. As of December 31, 2013, Navios Logistics had paid $11.4 million for the construction of the new barges.

See also “Item 7.B. Certain Relationships and Related Party Transactions—Due to Related Parties, Net” included elsewhere in this report.

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

Our ability to pay dividends is also restricted by the terms of the indenture governing the Senior Notes.

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

Concentration of Credit Risk

Accounts Receivable

Concentrations of credit risk with respect to accounts receivables are limited due to our large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in our trade receivables. For the year ended December 31, 2013, our two largest customers, Vale and Petropar, accounted for 18.5% and 10.7% of our revenues, respectively, and our five largest customers accounted for approximately 56.4% of our revenues. For the year ended December 31, 2012, our three largest customers, Vale, YPF and Axion Energy, accounted for 18.5%, 11.5% and 11.5% of our revenues, respectively and our five largest customers accounted for approximately 56.4% of our revenues. For the year ended December 31, 2011, our three largest customers, Petrobras, Petropar and Esso, accounted for 18.1%, 10.2% and 10.0% of our revenues, respectively, and our five largest customers accounted for approximately 55.1% of our revenues. Other than our largest customers mentioned above, no other customer accounted for more than 10% of our revenues during the years ended December 31, 2013, 2012 and 2011.

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

Our results of operations are affected by certain factors, including our ability to renew contracts on our fleet and ports on the expiration of current contracts which depends on economic conditions in the sectors we operate and changes in the supply and demand for vessels, barges and pushboats and for the transportation and storage of commodities. Other factors that affect our operating results include fluctuations in exchange rates, the impact of inflation and fuel price increases and the seasonality of the industries in which we operate. See “Item 5.A Operating Results—Overview—Factors affecting our results of operations.”

E.	Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in barges and pushboats are treated as operating leases for accounting purposes. We are also committed to making rental payments under various operating leases for office and other premises.

As of December 31, 2013, our subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to a total of approximately $0.8 million. According to the Horamar acquisition agreement, if such cases are brought against us, the amounts involved will be reimbursed by the previous shareholders, and, as such, we have recognized a receivable against such liability. The contingencies are expected to be resolved in the next seven years. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect our financial position, results of operations or liquidity.

As of March 1, 2012 the Company issued a guarantee and indemnity letter that guaranteed the performance by Petrosan of all its obligations to Vitol up to $10.0 million. On July 11, 2012, the amount of the guarantee was amended to $12.0 million and on March 1, 2014 the guarantee was extended for one year, expiring on March 1, 2015.

F.	Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as of December 31, 2013:

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Payment due by period (in million $)

Long-term debt obligations(1)	$0.1	$0.2	$0.2	$290.0	$290.5
Operating lease obligations (Time charters)	0.2	0.1	—	—	0.3
Capital lease obligations(2)	1.4	22.4	—	—	23.8
Acquisition of three pushboats(3)	0.5	—	—	—	0.5
Acquisition of chartered-in fleet obligations(4)	5.4	5.7	—		11.1
Acquisition of new dry barges(5)	26.7	—	—	—	26.7
Rent obligations(6)	0.6	0.9	0.3	0.1	2.0

Total	$34.9	$29.3	$0.5	$290.1	$354.9

(1)	The amount identified does not include (i) interest costs associated with the outstanding credit facilities and (ii) unamortized premium associated with our Additional Senior Notes.
(2)	Future remaining contractual payments for the two of our cabotage vessels under capital lease, the Ferni H (formerly known as Stavroula) and the San San H.
(3)	Future remaining contractual payments for the acquisition of three pushboats.
(4)	Future remaining contractual payments for the acquisition of one push-boat and six barges.
(5)	Future remaining contractual obligations for the acquisition of 72 dry barges.
(6)	We have several lease agreements with respect to its various operating offices.

Recent Accounting Pronouncements

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional disclosures for other comprehensive income. The amended standards require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The amendments apply to all entities that issue financial statements that are presented in conformity with U.S. GAAP and that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods presented, including interim periods. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption of the new standard did not have impact on our consolidated financial statements.

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

For the year ended December 31, 2013 after considering various indicators, including but not limited to the market price of our long-lived assets, our contracted revenues and cash flows and the economic outlook, we concluded that no impairment analysis should be performed on the long-lived assets.

Although we believe the underlying indicators supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn occur, we may be required to perform impairment analysis in the future that could expose us to material charges in the future.

No impairment loss was recognized for any of the periods presented.

Vessels, Barges, Pushboats and Other Fixed Assets, Net: Vessels, barges, pushboats and other fixed assets acquired as parts of business combination or asset acquisition are recorded at fair value on the date of acquisition. All other vessels, barges and pushboats acquired are stated at historical cost, which consists of the contract price, and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statement of income. We also capitalize interest on long-term construction projects.

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

Deferred Drydock and Special Survey Costs: Our vessels are subject to regularly scheduled drydocking and special surveys that are carried out every five years for oceangoing vessels and every seven years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies as applicable, unless a further extension is obtained under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are charged against income in the year the vessel is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and fuel, labor and services incurred solely during the drydocking or special survey period.

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

As of December 31, 2013, the fair value of the reporting units was in significant excess of their carrying values.

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

The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction in order to use that trade name. Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, customers relationships and favorable lease terms, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset.

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

The amortizable value of favorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income under the caption “Amortization of intangible assets and liabilities, net”.

No impairment loss was recognized for any of the periods presented. Amortizable intangible assets are amortized under the straight line method according to the following weighted average amortization periods:

Intangible assets/liabilities	Years
Trade name	10
Favorable lease terms	2 to 5
Port terminal operating rights	20 to 25
Customers relationships	20

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors and Senior Management

The following table sets forth information regarding our current directors and members of our senior management as of March 10, 2014:

Name	Age	Position

Angeliki Frangou	49	Chairman and Director
Claudio Pablo Lopez	55	Chief Executive Officer, Vice Chairman and Director
Carlos Augusto Lopez	52	Chief Commercial Officer—Shipping Division and Director
Horacio Enrique Lopez	57	Chief Operating Officer—Shipping Division and Director
Ruben Martinez	55	Chief Operating Officer—Port Division and Director
Ioannis Karyotis	38	Chief Financial Officer
George Achniotis	49	Executive Vice President—Business Development and Director
Vasiliki Papaefthymiou	45	Executive Vice President—Legal
Efstratios Desypris	40	Senior Vice President—Strategic Planning and Director
Anna Kalathakis	44	Secretary, Senior Vice President—Legal Risk Management

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is Aguada Park Free Zone, Paraguay 2141, Of. 1603, Montevideo Uruguay.

Angeliki Frangou has been our Chairman and a Member of our Board of Directors since our inception in December 2007. Ms. Frangou has also been the Chairman and Chief Executive Officer of Navios Maritime Holdings Inc. (NYSE: NM). In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007, and the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation (NYSE: NNA), an affiliated corporation. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. From September 2012 to June 2013, Ms. Frangou served as a Board member of Eurobank Ergasias S.A. Ms. Frangou is Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since July 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

Claudio Pablo Lopez has been our Vice Chairman, Chief Executive Officer and a member of our Board of Directors since January 2008. Mr. Lopez has been a member of the Board of Directors and Executive Director of Compania Naviera Horamar S.A. since December 2005. He is the president of Thalassa Energy S.A., a wholly owned subsidiary of ours, engaged in the fuel cabotage business in the Mercosur area. Mr. Lopez is the President of the Argentinean Shipowners’ Tankers Association (CAENA) and a member of Paraguayan Shipowners’ Association. He is also a distinguished member of the Uruguayan-Argentinean Chamber of Commerce, of the Advisory Committee of the Prefectura Naval Argentina and Vice Secretary of Ports and Navigable Waters on behalf of Argentinean Shipowners’ Tankers Association. Mr. Lopez is a lawyer, specializing in transportation law, having graduated from the University of Belgrano in Buenos Aires, Argentina. He is a former professor of maritime law at the University of Belgrano and also a former adviser to the Senate of the Argentine National Congress. Mr. Lopez is also a member of the Buenos Aires Lawyers’ Association and a member of the Institute of Maritime Studies and the Iberoamerican Maritime Law Institute. Mr. Lopez is the brother of Carlos Augusto Lopez and Horacio Enrique Lopez, our Chief Commercial Officer—Shipping Division and Chief Operating Officer—Shipping Division, respectively, and members of our Executive Committee.

Carlos Augusto Lopez has been our Chief Commercial Officer—Shipping Division since January 2008, and a member of our Board of Directors since January 2008. Mr. Lopez has been a member of the Board of Directors and Vice President of Compania Naviera Horamar S.A. since September 1992. He is former Chairman of Paraná de las Palmas Shipyard and a former member of the Board of Directors of Naviera Conosur S.A. He has also served as Chairman of Harrow S.A. and Sermar S.A. He is a founding member of the Argentinean Flag Shipowners’ Chamber (CARBA) and a member of the Argentinean-Paraguayan Chamber of Commerce. He is also a member of several organizations such as the Uruguayan-Argentinean Chamber of Commerce, the Permanent Commission of Transport of the River Plate Basin (CPTCP) and the Ethics Committee of the Argentinean Shipowners’ Tanker Association (CABBTA). Mr. Lopez is the brother of Claudio Pablo Lopez, our Vice Chairman, Chief Executive Officer and a director, and Horacio Enrique Lopez, our Chief Operating Officer—Shipping Division, a director and a member of our Executive Committee.

Horacio Enrique Lopez has been our Chief Operating Officer—Shipping Division since January 2008, and a member of our board of directors since January 2008. He has been a member of the Board of Directors of Compania Naviera Horamar S.A. since December 1997 and started working in Horamar in the operations department. Mr. Lopez has more than 30 years of experience in the shipping business and is currently a member of the Navigation Center of Argentina (CN). He served as operations manager of Horamar from 1990 to 1997, and from 1984 to 1990, he served as coordinator of lightering operations. From 1980 to 1984, he managed the Maritime Agency. Before joining Horamar, he served as general manager of Provesur, a company dedicated to maintenance of life rafts, and prior to this he was technical manager of the same firm. Mr. Lopez is the brother of Claudio Pablo Lopez, our Vice Chairman, Chief Executive Officer and a director, and Carlos Augusto Lopez, our Chief Commercial Officer—Shipping Division. a director and a member of our Executive Committee.

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

Ioannis Karyotis has been our Chief Financial Officer since March 2011. From 2006 until 2011, Mr. Karyotis was a consultant and later Project Leader at The Boston Consulting Group (BCG), an international management consulting firm. From 2003 until 2005, Mr. Karyotis was Senior Equity Analyst at Eurocorp Securities, a Greek brokerage house, and in 2003, he was Senior Analyst in the Corporate Finance Department at HSBC Pantelakis Securities, a subsidiary of HSBC Bank. Mr. Karyotis began his career in 2002 with Marfin Hellenic Securities as Equity Analyst. He received his bachelor’s degree in economics from the Athens University of Economics and Business (1998). He holds a master of science in finance and economics from the London School of Economics (1999) and an MBA from INSEAD (2006).

George Achniotis has been our Executive Vice President—Business Development and Director since January 2008 and has been Navios Holdings’ Chief Financial Officer since April 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President-Business Development of Navios Holdings from August 2006 to April 2007. Before joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers (“PwC”) in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all Sarbanes-Oxley Act implementation and consultation projects were performed. Mr. Achniotis has served as a director of Navios Maritime Partners L.P. since August 2007, and since February 2008 as the Executive Vice President-Business Development. He has more than 19 years’ experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Achniotis qualified as a Chartered Accountant in England and Wales in 1991 and he holds a bachelor’s degree in civil engineering from the University of Manchester.

Vasiliki Papaefthymiou has been our Executive Vice President—Legal since March 2011. She has been a member of Navios Holdings’ Board of Directors since its inception, and prior to that was a member of the Board of Directors of ISE. Ms. Papaefthymiou has served as General Counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as General Counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a master’s degree in maritime law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Athens, Greece.

Efstratios Desypris was appointed our Senior Vice President—Strategic Planning in March 2011 and has been a director since April 2012. In addition, Mr. Desypris is the Chief Financial Controller of Navios Holdings, Navios Partners’ sponsor, since May 2006. He also serves as Chief Financial Officer of Navios Partners and as a director in Navios Europe Inc. Before joining the Navios Group, Mr. Desypris worked for nine years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a bachelor of science degree in economics from the University of Piraeus.

Anna Kalathakis has been our Senior Vice President—Legal Risk Management since March 2011. Ms. Kalathakis has been Navios Holdings’ Chief Legal Risk Officer from November 2012, and Senior Vice President—Legal Risk Management from December 2005 until October 2012. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A Bilbrough & Co. Ltd. (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited, the “London P&I Club”) and an Associate Director of the London P&I Club where she gained experience in the handling of liability and contractual disputes in both the dry and tanker shipping sectors (including collisions, oil pollution incidents, groundings etc.). She previously worked for a U.S. maritime law firm in New Orleans, having been qualified as a lawyer in Louisiana in 1995, and also served in a similar capacity for a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus Bar, Greece, in 2003. She studied International Relations at Georgetown University and holds a master’s of usiness administration degree from European University in Brussels and a juris doctor degree from Tulane Law School.

B.	Compensation

Officers’ Compensation

The aggregate annual compensation paid to our executive officers was approximately $1.1 million for the year ended December 31, 2013, $1.1 million for the year ended December 31, 2012 and $1.2 million for the year ended December 31, 2011. See “Item 7.B Certain Relationships and Related Party Transactions.”

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

As of December 31, 2013, we employed 368 land-based employees: 38 employees in the Asuncion, Paraguay office, 45 employees at the port facility in San Antonio, Paraguay, 135 employees in the Buenos Aires, Argentina office, seven employees in the Montevideo, Uruguay office, 133 employees at the dry port facility in Uruguay, and 10 employees at Hidronave S.A.’s Corumba, Brazil office.

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

The following table sets forth the beneficial ownership, as of March 10, 2014, of our common stock and by each person we know to beneficially own more than 5% of our common stock.

Percentage of beneficial ownership is based on 20,000 shares of common stock outstanding on March 10, 2014.

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

	Shares Beneficially Owned (1) (2)
Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Voting Power
Navios Maritime Holdings Inc. (1)	12,765	63.8%

Sinimalec S.A. (2)	7,235	36.2%

(1)	Navios Holdings, which beneficially owns shares of our common stock through its wholly owned subsidiary Navios Corporation, is a Marshall Islands corporation with shares of its common stock listed on the New York Stock Exchange, and is controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (its Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Ted C. Petrone, Spyridon Magoulas, John Stratakis, George Malanga, and Efstathios Loizos. In addition, we have been informed by Navios Holdings that, based upon its knowledge, including, documents publicly available filed with the SEC, it believes that the beneficial owners of greater than 5% of the common stock of Navios Holdings is: Angeliki Frangou (25.4%) (who has previously filed an amended Schedule 13D indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and, as of June 15, 2011, she had purchased approximately $10.0 million of additional shares of common stock) . We have been informed by Navios Holdings that, other than Angeliki Frangou, no beneficial owner of greater than 5% of Navios Holdings’ common stock is an affiliate of Navios Holdings.
(2)	Sinimalec S.A. (“Sinimalec”) is a Uruguay corporation which beneficially owns shares of our common stock through its 100% ownership in Peers Business Inc., a Panama corporation (the record holder of such shares) (“Peers”). The families of Claudio Pablo Lopez, our Chief Executive Officer and Vice Chairman, Carlos Augusto Lopez, our Chief Commercial Officer-Shipping Division and Horacio Enrique Lopez, our chief Operating Officer-Shipping Division each beneficially own 33.3% of the voting stock of Sinimalec. There is no contract, arrangement, understanding, relationship or other agreement among or between any of the Lopez brothers regarding the voting power or investment power of their respective ownership interests in Sinimalec. Each of the Lopez brothers expressly disclaims any beneficial ownership in the shares of Sinimalec owned by either of the families of the other brothers.

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

Total general and administrative fees charged pursuant to the Administrative Services Agreement for the year ended December 31, 2013 amounted to $0.7 million ($0.6 million for the year ended December 31, 2012 and $0.4 for the year ended December 31 2011).

At December 31, 2013, 2012 and 2011, the amounts due to affiliate companies were as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
	(in thousands of U.S. dollars)

Navios Holdings	$0.5	$1.9	$2.0

Such receivables and payables do not accrue interest and do not have a specific due date for their settlement.

Due to related parties, net: During the second half of 2012, Navios Logistics acquired 100% of the outstanding stock of Merco Parana S.A, an Argentinean company owned by Claudio Pablo Lopez, Horacio Enrique Lopez and Carlos Augusto Lopez, which is the owner of three liquid barges that were previously chartered-in by Navios Logistics. The total consideration for the acquisition was $2.5 million to be paid in installments. The final installment was paid on March 29, 2013.

During the second half of 2012, Navios Logistics acquired one push boat and three liquid barges, which were previously chartered-in by Navios Logistics, from Holdux Maritima Leasing Corp., a Panamanian company owned by members of the family of Mr. Horacio Alfredo Lopez, the father of Mr. Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman,

Mr. Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division and Mr. Horacio Enrique Lopez Navios Logistics’ Chief Operating Officer—Shipping Division. The total consideration for the acquisition was $13.4 million to be paid in one initial payment and seven semiannual installments with the final installment payable on June 30, 2016. As of December 31, 2013, the Company had paid $2.4 million and the remaining balance was $11.1 million.

Lodging: Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, obtains lodging services from Empresa Hotelera Argentina S.A./(NH Lancaster) an Argentinean corporation owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. The total expense payments were less than $0.1 million for the years ended December 31, 2013, 2012 and 2011 and amounts payable were less than $0.1 million as of December 31, 2013 and 2012.

Voyage expenses: Navegacion Guarani S.A, a wholly owned subsidiary of Navios Logistics, obtains bunkers from Dieselcom Transportadora e Revendora de Dieselcombustivel S.A a Brazilian corporation, which is controlled by family members of the former noncontrolling shareholder of Hidronave S.A, Michel Chaim. Voyage expenses charged for the year ended December 31, 2013 amounted to $1.4 million ($1.2 million in 2012 and $0.7 million in 2012).

On July 10 2013, Navios Logistics became the sole shareholder of Hidronave S.A by acquiring the remaining 49% noncontrolling interest for a total consideration of $0.8 million.

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

The employment agreements initially expired on December 31, 2009, but renew automatically for successive one-year periods until either party gives 90 days’ written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $0.28 million to $0.34 million per year, annual bonuses and other incentives provided certain EBITDA performance targets are achieved. Under the agreements, we accrued compensation totaling $0.9 million for the year ended December 31, 2013 ($0.9 million both in 2012 and in 2011).

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

Senior Notes

On April 12, 2011, we and our wholly-owned subsidiary Logistics Finance (together with us, the “Co-Issuers”) issued $200.0 million in Initial Senior Notes at a fixed rate of 9.25% for net proceeds of approximately $193.2 million, after deducting fees and estimated expenses relating to the offering. On March 12, 2013, the Co-Issuers issued $90.0 million in aggregate principal amount of 9.25% Additional Senior Notes due 2019 at a premium, with a price of 103.750%. The terms of the Additional Senior Notes are identical to the Initial Senior Notes and are part of the same class and together with the Initial Senior Notes, are fully and unconditionally guaranteed, jointly and severally, by all of the Company’s direct and indirect subsidiaries except for Horamar do Brasil, which is deemed to be minor, and Logistics Finance. The Senior Notes were issued under an indenture dated April 12, 2011 (the “Indenture”), among the Co-Issuers, the Guarantors and Wells Fargo Bank, National Association, as trustee.

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

On February 17, 2012, we commenced an exchange offer pursuant to a registration rights agreement entered into by the Co-Issuer and the subsidiary guarantors upon the issuance of the Initial Senior Notes. The exchange offer was completed on March 27, 2012, in which $191.6 million in principal amount, or 95.81% of the outstanding privately placed Initial Senior Notes were exchanged for publicly registered Initial Senior Notes with identical terms, which are also governed by the Indenture.

On July 2, 2013, we commenced an exchange offer pursuant to a registration rights agreement entered into by the Co-Issuer and the subsidiary guarantors upon the issuance of the Additional Senior Notes. The exchange offer was completed on August 5, 2013, in which $90.0 million in principal amount, or 100.0% of the outstanding privately placed Additional Senior Notes were exchanged for publicly registered Senior Notes with identical terms, which are also governed by the Indenture.

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

Interest Rate Risk:

Debt instruments: As of December 31, 2013 and December 31, 2012, we had a total of $290.5 million and $200.6 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a fixed rate.

Interest rates on the loan facility of Hidronave S.A. and the Senior Notes are fixed and, therefore, changes in interest rates would not affect their value which as of December 31, 2013 was $0.5 million and $290.0 million, respectively.

On July 25, 2011, we used proceeds from the Initial Senior Notes to fully repay $53.0 million of debt of the non-wholly owned subsidiaries in connection with our purchase of the noncontrolling interests of such non-wholly owned subsidiaries. As a result, from that date onward our debt bears interest at a fixed rate only.

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

Our subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. For the year ended December 31, 2013 and for the year ended December 31, 2012, approximately 55.9% and 50.4%, respectively, of our expenses were incurred in currencies other than U.S dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of income. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above of 1.00% would change our net income for the year ended December 31, 2013 by $1.0 million.

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

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2013. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2013.

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

Navios Logistics’ management assessed the effectiveness of Navios Logistics’ internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (1992). Based on its assessment, management believes that, as of December 31, 2013, Navios Logistics’ internal control over financial reporting is effective based on those criteria.

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

Audit Fees

Our principal accountants for fiscal years 2013 and 2012 were Price Waterhouse and Co S.R.L. The audit fees for the audit of each of the years ended December 31, 2013 and 2012 were $0.6 million and $0.8 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2013 and 2012.

Tax Fees

There were no tax fees billed in 2013 and 2012.

All Other Fees

There were no other fees billed in 2013 and 2012.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-48 and are filed as part of this report statement.

Item 19.	Exhibits

1.1	Amended Articles of Incorporation of Navios South American Logistics Inc. (1)

1.2	Bylaws of Navios South American Logistics Inc. (1)

2.1	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A. (1)

2.2	Indenture, dated as of April 12, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association. (1)

2.3	First Supplemental Indenture, dated as of April 28, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(2)

2.4	Second Supplemental Indenture, dated as of July 26, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(2)

2.5	Amended and Restated Waiver to Shareholder’s Agreement.(2)

2.6	Third Supplemental Indenture, dated as of December 19, 2012, among Navios South American Logistics Inc. , Navios Logistics Finance (US) Inc. and Wells Fargo Bank, National Association(3)

2.7	Fourth Supplemental Indenture, dated as of March 12, 2013, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association. (4)

2.8	Fifth Supplemental Indenture, dated as of April 19, 2013, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association. *

2.9	Sixth Supplemental Indenture, dated as of September 12, 2013, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association. *

4.1	Administrative Services Agreement, dated as of April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc. (1)

8	Subsidiaries of Navios South American Logistics Inc.*

11	Code of Ethics (2)

12.1	Section 302 Certifications of Principal Executive Officer.*

12.2	Section 302 Certification of Principal Financial Officer.*

13	Section 906 Certifications of Principal Executive and Principal Financial Officer.*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2012 and 2011; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2011, 2011 and 2010; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2011, 2011 and 2010; and (v) the Notes to Consolidated Financial Statements as blocks of text.**

*	Filed herewith.
**	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Previously filed with Registration Statement on Form F-4 (Registration No. 333-179250), as filed with the Securities and Exchange Commission on January 31, 2012.
(2)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on April 5, 2012.
(3)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on March 7, 2013.
(4)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on March 20, 2013.

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

Date: March 10, 2014

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Navios South American Logistics Inc.:

We have audited the accompanying consolidated balance sheets of Navios South American Logistics Inc. and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Navios South American Logistics Inc. and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ Price Waterhouse & Co. S.R.L.

Buenos Aires, Argentina March 10, 2014

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	December 31, 2013	December 31, 2012

ASSETS
Current assets
Cash and cash equivalents	4	$86,569	$45,538
Accounts receivable, net	5	21,503	29,122
Prepaid expenses and other current assets	6	8,785	8,969
Inventories		8,908	14,553

Total current assets		125,765	98,182

Vessels, port terminals and other fixed assets, net	7	395,879	356,038
Intangible assets other than goodwill	8	57,719	59,425
Goodwill	3	104,096	104,096
Deferred drydock and special survey costs, net		17,436	10,811
Deferred financing costs, net	10	8,037	5,851
Other long term assets		3,128	1,941

Total noncurrent assets		586,295	538,162

Total assets		$712,060	$636,344

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	9	$18,500	$34,747
Due to affiliate companies	18	544	1,853
Accrued expenses	9	18,311	17,011
Deferred income		884	3,004
Due to related parties, net	18	5,161	3,664
Current portion of capital lease obligations	7	1,400	1,353
Current portion of long-term debt	10	69	69

Total current liabilities		$44,869	$61,701

Senior notes	10	293,156	200,000
Due to related parties, net	18	5,501	8,859
Long term debt, net of current portion	10	459	529
Capital lease obligations, net of current portion	7	22,359	23,759
Deferred tax liability	16	13,869	18,522
Other long term liabilities		1,368	1,573

Total noncurrent liabilities		$336,712	$253,242

Total liabilities		$381,581	$314,943

Commitments and contingencies	15	—	—
STOCKHOLDERS’ EQUITY
Common stock—$1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding in 2013 and 2012	19	20	20
Additional paid-in capital		303,441	303,518
Retained earnings		27,018	17,302

Total Navios Logistics stockholders’ equity		330,479	320,840
Noncontrolling interest		—	561

Total stockholders’ equity		330,479	321,401

Total liabilities and stockholders’ equity		$712,060	$636,344

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars—except share data)

	Notes	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011

Time charter, voyage and port terminal revenues		$190,734	$178,619	$165,625
Sales of products		46,350	68,414	69,063
Time charter, voyage and port terminal expenses	12	(42,428)	(41,776)	(41,680)
Direct vessel expenses	13	(72,713)	(69,476)	(63,422)
Cost of products sold		(42,760)	(65,039)	(66,757)
Depreciation of vessels, port terminals and other fixed assets, net	7	(19,555)	(22,502)	(18,180)
Amortization of intangible assets	8	(3,799)	(4,438)	(4,436)
Amortization of deferred drydock and special survey costs	2	(3,392)	(1,332)	(718)
General and administrative expenses	14	(14,617)	(14,844)	(13,662)
Provision for losses on accounts receivable	5	(567)	(747)	(492)
Taxes other than income taxes		(7,912)	(8,212)	(8,934)
Gain on sale of assets		18	—	36
Interest expense and finance cost, net	10	(25,148)	(20,057)	(17,074)
Interest income		219	388	843
Foreign exchange differences		414	(279)	(645)
Other income, net		430	1,492	669

Income before income taxes and noncontrolling interest		$5,274	$211	$236
Income tax benefit/(expense)	16	4,554	(35)	348

Net income		$9,828	$176	$584
Less: Net income attributable to the noncontrolling interest		(112)	(20)	(780)

Net income/(loss) attributable to Navios Logistics’ stockholders		$9,716	$156	$(196)

Basic and diluted net earnings/(losses) per share attributable to Navios Logistics’ stockholders	21	$0.4858	$0.0078	$(0.0098)

Weighted average number of shares, basic and diluted		20,000	20,000	20,000

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011

OPERATING ACTIVITIES:
Net income		$9,828	$176	$584
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels, port terminals and other fixed assets, net	7	19,555	22,502	18,180
Amortization of deferred drydock and special survey costs	2	3,392	1,332	718
Income tax (benefit)/expense	16	(4,554)	35	(348)
Amortization of deferred financing costs		776	1,090	1,185
Amortization of intangible assets	8	3,799	4,438	4,436
Provision for losses on accounts receivable	5	567	747	492
Gain on sale of assets		(18)	—	(36)
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable		7,070	2,127	(15,264)
Decrease/(increase) in prepaid expenses and other current assets		184	(1,076)	(2,905)
Decrease(increase) in inventories		5,645	(8,052)	2,995
(Increase)/decrease in other long term assets		(977)	3,211	103
Payments for drydock and special survey costs		(10,017)	(5,274)	(5,546)
(Decrease)/increase in accounts payable		(16,247)	6,429	(755)
(Decrease)/increase in due to affiliate companies		(1,309)	(147)	1,845
(Decrease)/increase in accrued expenses		1,201	(675)	4,468
(Decrease)/increase in deferred income		(2,120)	(1,488)	4,492
(Decrease) in other long term liabilities		(251)	(4,809)	(55)
Increase in due to related parties		(2,026)	3,664	—

Net cash provided by operating activities		$14,498	$24,230	$14,589

INVESTING ACTIVITIES:
Acquisition of vessels, port terminals and other fixed assets, net		(59,396)	(17,666)	(70,598)
Acquisition of intangible assets		(2,092)	—	—
Cash acquired through asset acquisition		—	34	—

Net cash used in investing activities		$(61,488)	$(17,632)	$(70,598)

FINANCING ACTIVITIES:
Decrease in restricted cash		—	—	564
Proceeds from issuance of Senior Notes, including premium		93,375	—	200,000
Repayment of long-term debt and payment of principal		(70)	(70)	(126,755)
Acquisition of noncontrolling interest	3	(750)	—	(8,638)
Payments of obligations under capital leases	7	(1,353)	(1,519)	(1,040)
Debt issuance costs	10	(3,181)	—	(6,797)

Net cash provided/(used in) by financing activities		$88,021	$(1,589)	$57,334

Net increase in cash and cash equivalents		41,031	5,009	1,325

Cash and cash equivalents, beginning of year		45,538	40,529	39,204

Cash and cash equivalents, end of year		$86,569	$45,538	$40,529

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized interest		$25,852	$19,046	$11,435
Cash paid for income taxes		$302	$657	$834
Non-cash investing and financing activities:
Acquisition of vessels		$—	$(15,413)	$(1,586)
Revaluation of vessels due to restructuring of capital lease obligation		$—	$4,590	$—
Decrease in capital lease obligation due to restructuring		$—	$(4,590)	$—
Working capital acquired		$—	$597	$—

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars—except share data)

	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Navios Logistics’ Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity

Balance December 31, 2010	20,000	$20	$292,668	$17,342	$310,030	$19,249	$329,279
Acquisition of noncontrolling interest (including transaction expenses)	—	—	10,850	—	10,850	(19,488)	(8,638)
Net (loss)/income	—	—	—	(196)	(196)	780	584

Balance December 31, 2011	20,000	$20	$303,518	$17,146	$320,684	$541	$321,225
Net income	—	—	—	156	156	20	176

Balance December 31, 2012	20,000	$20	$303,518	$17,302	$320,840	$561	$321,401
Acquisition of noncontrolling interest	—	—	(77)	—	(77)	(673)	(750)
Net income	—	—	—	9,716	9,716	112	9,828

Balance December 31, 2013	20,000	$20	$303,441	$27,018	$330,479	$—	$330,479

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

Formation of Navios Logistics

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. As of December 31, 2013, Navios Maritime Holdings Inc. (“Navios Holdings”) owns 63.8% of Navios Logistics stock.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of Presentation:

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).Where necessary, comparative figure have been reclassified to conform in changes in presentation in the current year.

(b) Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of Navios Logistics and its subsidiaries, both majority and wholly-owned. All significant intercompany balances and transactions between these entities have been eliminated in the consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. The primary beneficiary of a variable interest entity (“VIE”) is the variable interest holder (e.g., a contractual counterparty or capital provider) deemed to have the controlling financial interest in the VIE and therefore must consolidate it. The primary beneficiary is not necessarily the party with the majority or even any of the voting interests in an entity. Rather, the primary beneficiary is the reporting entity that has both of the following characteristics: a) the power to direct the activities that most significantly impact the VIE’s economic performance; and b) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

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

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Subsidiaries included in the consolidation:

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of operations
				2013	2012	2011
Corporacion Navios S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Energias Renovables del Sur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	3/19-12/31	—	—
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management/Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Thalassa Energy S.A. (i)	Argentina	Barge-Owning Company	100%	1/1-11/19	1/1-12/31	1/1-12/31
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navegacion Guarani S.A.(ii)	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1-6/12	1/1-12/31	1/1-12/31
Hidrovia OSR S.A(iii)	Paraguay	Tanker-Owning Company/Oil Spill Response & Salvage Services	100%	1/1-7/10	1/1-12/31	1/1-12/31
Mercofluvial S.A.(iii)	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	1/1-7/10	1/1-12/31	1/1-12/31
Petrolera San Antonio S.A.	Paraguay	POA Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.(iv)	Brazil	Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Horamar do Brasil	Brazil	Non-Operating Company	100%	5/8-12/31	—	—
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/1-12/31	1/16-12/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	4/14-12/31
Merco Parana S.A (i)	Argentina	Barge Owning Company	100%	1/1-11/19	7/1-12/31	—

(i)	These companies were merged into Compania Naviera Horamar S.A on November 19, 2013.
(ii)	This company was merged into another Paraguayan company on June 12, 2013.
(iii)	These companies were merged into other Paraguayan companies on July 10, 2013.
(iv)	On July 10 2013, the Company became the sole shareholder of Hidronave South American Logistics S.A by acquiring the remaining 49% noncontrolling interest.

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

Interest costs incurred during the construction or long-term construction projects (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the year ended December 31, 2013 amounted to $1,827 ($535 in 2012 and $312 in 2011). See also Note 7.

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

For the year ended December 31, 2013, the management of Navios Logistics after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows over the remaining useful life of its long-lived assets and the economic outlook, concluded that no impairment analysis should be performed on the long-lived assets.

Although management believes the underlying indicators supporting this conclusion are reasonable, if charter rate trends and the length of the current market downturn occur, management may be required to perform impairment analysis in the future that could expose Navios Logistics to material charges in the future.

No impairment loss was recognized for any of the periods presented.

(k) Deferred Drydock and Special Survey Costs:

The Company’s vessels are subject to regularly scheduled drydocking and special surveys that are carried out every five years for oceangoing vessels and every seven years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained under certain conditions. The costs of drydocking and special survey are deferred and amortized over the above mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are charged against income in the year the vessel is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and fuel, labour and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2013, 2012 and 2011, the amortization expense was $3,392, $1,332 and $718, respectively and the payments for drydocking and special survey were $10,017, $5,274 and $5,546, respectively. Accumulated amortization as of December 31, 2013 and 2012 amounted to $6,176 and $2,784, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(l) Deferred Financing Costs:

Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization expense for each of the years ended December 31, 2013, 2012 and 2011 was $776, $1,090 and $1,185, respectively.

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

The amortizable value of favorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income under the caption “Amortization of intangible assets”.

No impairment loss was recognized for any of the period presented.

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

The foreign currency exchange gains/(losses) recognized in the consolidated statement of income for each of the years ended December 31, 2013, 2012 and 2011 were $414, $(279) and $(645), respectively.

(o) Provisions for contingencies losses:

The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency loss is probable at the date of the financial statements and the amount of the loss can be reasonably estimated. If the Company has determined that the reasonable estimate of the probable loss is a range and there is no best estimate within the range, the Company will accrue the lower amount of the range. For probable losses accrued any reasonably possible loss in excess of amounts accrued are disclosed. See Note 15,“Commitments and Contingencies” for further discussion.

(p) Segment Reporting:

Operating segments, as defined, are components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, the Company has three reportable segments: Port Terminal Business, Cabotage Business and Barge Business. See Note 22 for details.

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

Revenue from time chartering and bareboat chartering is earned and recognized on a daily basis as the service is delivered. Revenue from contracts of affreightment/voyage contracts is recognized based upon the percentage of voyage completion. A voyage is deemed to commence upon the departure of the barge after discharge under the previous voyage and is deemed to end upon the completion of discharge under the current voyage. The percentage of voyage completion is based on the days traveled as of the balance sheet date divided by the total days expected for the voyage. The position of the barge at the balance sheet date is determined by the days traveled as of the balance sheet date over the total voyage of the pushboat having the barge in tow. Revenue arising from contracts that provide our customers with continuous access to convoy capacity is recognized ratably over the period of the contracts.

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

Direct Vessel Expenses:

Direct vessel expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, victualing costs, dockage expenses, insurance, stores and lubricants and miscellaneous expenses such as communications.

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

(s) Earnings/(losses) per Share:

Basic earnings/(losses) per share are computed by dividing net income/(loss) by the weighted average number of common shares outstanding during the periods presented. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net income/(loss) per share.

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

Argentinean companies have open tax years ranging from 2006 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2008 and onwards. In relation to these open tax years, the Company believes that there are no material uncertain tax positions. The Company is generally not able to reliably estimate the ultimate settlement amounts until the close of an audit.

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

(u) Other Taxes:

Minimum presumed income tax (MPIT):

Under the tax laws of Argentina, the Company’s subsidiaries in that country are subject to a minimum presumed income tax, or MPIT. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The subsidiaries’ tax liabilities will be the higher of income tax or MPIT. However, if the MPIT exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the MPIT that may arise in the next ten fiscal years. The Company recorded as other long-term assets a total amount of $923 for the year ended December 31, 2013 ($787 in 2012) in relation to MPIT.

Turnover tax:

Under the tax laws of Argentina, the Company’s subsidiaries in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.9% for the year ended December 31, 2013 (4.7% and 4.2% for 2012 and 2011, respectively). Turnover taxes are recorded as part of taxes other than income tax in the consolidated statement of income and amounted to $3,265 for the year ended December 31, 2013 ($3,365 in 2012 and $3,276 in 2011).

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

(y) Recent Accounting Pronouncements:

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional disclosures for other comprehensive income. The amended standards require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The amendments apply to all entities that issue financial statements that are presented in conformity with U.S. GAAP and that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods presented, including interim periods. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption of the new standard did not have impact on Navios Logistics’ consolidated financial statements.

NOTE 3: ACQUISITIONS OF NONCONTROLLING INTERESTS

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

On July 10, 2013, the Company became the sole shareholder of Hidronave South American Logistics S.A by acquiring the remaining 49% noncontrolling interest for a total consideration of $750.

NOTE 4: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2013	December 31, 2012
Cash on hand and at banks	$19,552	$28,397
Short-term deposits	67,017	17,141

Total cash and cash equivalents	$86,569	$45,538

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

NOTE 5: ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2013	December 31, 2012
Accounts receivable	$24,155	$31,266
Less: Provision for losses on accounts receivables	(2,652)	(2,144)

Accounts receivable, net	$21,503	$29,122

Changes to the provision for accounts receivables are summarized as follows:

Provision for Losses on Accounts Receivables	Balance at Beginning of Year	Charges to Expenses	Amount Utilized	Balance at End of Year
Year ended December 31, 2011	$(978)	$(492)	$—	$(1,470)
Year ended December 31, 2012	$(1,470)	$(747)	$73	$(2,144)
Year ended December 31, 2013	$(2,144)	$(567)	$59	$(2,652)

See Note 2(r) for a discussion of credit risk. For the year ended December 31, 2013, two customers accounted for 18.5% and 10.7% of the Company’s revenue. For the year ended December 31, 2012, three customers accounted for 18.5%, 11.5% and 11.5% of the Company’s revenue and for the year ended December 31, 2011, three customers accounted for 18.1%, 10.2% and 10.0% of the Company’s revenue.

NOTE 6: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2013	December 31, 2012
VAT and other tax credits	2,512	1,429
Insurance claims receivable, net	918	1,497
Deferred insurance premiums	1,345	1,635
Prepaid charter-in hire	4	112
Advances to suppliers	631	550
Other	3,375	3,746

Total prepaid expenses and other current assets	$8,785	$8,969

See Note 2(f) for insurance claims receivable.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 7: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, port terminals and other fixed assets, net consist of the following:

Dry Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2010	$39,501	$(5,094)	$34,407
Additions	8,577	(1,222)	7,355
Disposals	(152)	103	(49)

Balance December 31, 2011	$47,926	$(6,213)	$41,713
Additions	11,173	(1,529)	9,644

Balance December 31, 2012	$59,099	$(7,742)	$51,357
Additions	16,196	(1,597)	14,599
Write-off	(22)	22	—

Balance December 31, 2013	$75,273	$(9,317)	$65,956

Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2010	$25,757	$(3,937)	$21,820
Additions	653	(1,316)	(663)

Balance December 31, 2011	$26,410	$(5,253)	$21,157
Additions	731	(1,256)	(525)

Balance December 31, 2012	$27,141	$(6,509)	$20,632
Additions	616	(1,256)	(640)

Balance December 31, 2013	$27,757	$(7,765)	$19,992

Tanker Vessels, Barges and Pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2010	$278,837	$(42,637)	$236,200
Additions	62,153	(15,380)	46,773

Balance December 31, 2011	$340,990	$(58,017)	$282,973
Additions	20,009	(19,383)	626
Restructure of capital leases	(4,590)	—	(4,590)

Balance December 31, 2012	$356,409	$(77,400)	$279,009
Additions	40,587	(16,384)	24,203
Transfers	3,030	—	3,030

Balance December 31, 2013	$400,026	$(93,784)	$306,242

Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2010	$4,139	$(433)	$3,706
Additions	801	(262)	539

Balance December 31, 2011	$4,940	$(695)	$4,245
Additions	1,166	(334)	832
Disposals	(37)	—	(37)

Balance December 31, 2012	$6,069	$(1,029)	$5,040
Additions	1,997	(318)	1,679
Transfers	(3,030)	—	(3,030)

Balance December 31, 2013	$5,036	$(1,347)	$3,689

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2010	$348,234	$(52,101)	$296,133
Additions	72,184	(18,180)	54,004
Disposals	(152)	103	(49)

Balance December 31, 2011	$420,266	$(70,178)	$350,088
Additions	33,079	(22,502)	10,577
Restructure of capital leases	(4,590)	—	(4,590)
Disposals	(37)	—	(37)

Balance December 31, 2012	$448,718	$(92,680)	$356,038
Additions	59,396	(19,555)	39,841
Write-off	(22)	22	—

Balance December 31, 2013	$508,092	$(112,213)	$395,879

As indicated in Note 10, certain assets of the Company have been pledged as collateral for loan facilities. As of December 31, 2013 and 2012, the net book value of such assets was $948 and $1,074, respectively.

On May 9, 2012, Navios Logistics entered into an agreement for the restructuring of its capital leases for the San San H and the Ferni H (formerly known as the Stavroula), by extending their duration until June 2016 and amending the purchase price obligation to $9,850 and $9,800, each at the end of the extended period. As of December 31, 2013, the obligations for these vessels were accounted for as capital leases and the lease payments during the year ended December 31, 2013 for both vessels were $1,353.

During the second quarter of 2012, Navios Logistics began the construction of a new conveyor belt in its dry port facility in Nueva Palmira, which became operational in October 2013. As of December 31, 2013, Navios Logistics had paid $21,773 for the construction of the new conveyor belt.

Navios Logistics constructed four new tank barges. Two barges were delivered in October and December 2012 and two were delivered in April and June, 2013, with a cost of $1,900 each.

On June 26, 2013, Navios Logistics acquired three pushboats for a total acquisition price of $20,250. As of December 31, 2013, Navios Logistics had paid $19,767 for the acquisition of the three pushboats.

On August 5, 2013, Navios Logistics entered into an agreement for the construction of 36 dry barges for a total consideration of $19,080 and on October 8, 2013 the company exercised the option for the construction of an additional 36 dry barges for a total consideration of $19,080, based on the initial agreement. As of December 31, 2013, Navios Logistics had paid $11,448 for the construction of the new barges.

The following is an analysis of the leased property under capital leases:

Vessels	December 31, 2013
San San H and Ferni H	$32,843
Less: Accumulated amortization	(2,214)

Net book value	$30,629

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Future minimum lease payments under capital leases together with the present value of the future minimum lease payments as of December 31, 2013, are as follows:

Payment Due by Period	December 31, 2013
2014	2,190
2015	2,190
2016	$21,262

Total future minimum lease payments (1)	25,642
Less: amount representing interest (2)	(1,883)

Present value of future minimum lease payments (3)	$23,759

(1)	There are no minimum sublease rentals to be reduced by minimum payments.
(2)	Amount necessary to reduce net minimum lease payments to present value calculated at the Company’s incremental borrowing rate at the inception of the lease.
(3)	Reflected in the balance sheet as obligations under capital leases.

NOTE 8: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2013 and 2012 consist of the following:

December 31, 2013	Acquisition Cost	Additions	Accumulated Amortization	Net Book Value December 31, 2013
Trade name	$10,420	$—	$(6,252)	$4,168
Port terminal operating rights	34,060	2,092	(7,444)	28,708
Customer relationships	36,120	—	(11,277)	24,843

Total intangible assets	$80,600	$2,092	$(24,973)	$57,719

December 31, 2012	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2012
Trade name	$10,420	$(5,210)	$5,210
Port terminal operating rights	34,060	(6,462)	27,598
Customer relationships	36,120	(9,503)	26,617
Favorable lease terms	3,780	(3,780)	—

Total intangible assets	$84,380	$(24,955)	$59,425

On March 19, 2013, Navios Logistics acquired Energias Renovables del Sur S.A (“Enresur”), an Uruguayan company, for a total consideration of $2,092. Enresur, as a free zone direct user, holds the right to occupy approximately 12 hectares of undeveloped land located in Nueva Palmira free zone in Uruguay, near Navios Logistics’ existing port.

Amortization expense for each of the years ended December 31, 2013, 2012 and 2011, amounted to $3,799, $4,438 and $4,436, respectively.

The aggregate amortization of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$1,042	$1,042	$1,042	$1,042	$—	$—	$4,168
Port terminal operating rights	983	983	983	983	983	23,793	28,708
Customer relationships	1,775	1,775	1,775	1,775	1,775	15,968	24,843

Total	$3,800	$3,800	$3,800	$3,800	$2,758	$39,761	$57,719

NOTE 9: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable consist of the following:

	December 31, 2013	December 31, 2012
Trade payable	$18,130	$33,803
Rent payable	149	564
Professional fees payable	221	380

Total accounts payable	$18,500	$34,747

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Accrued expenses consist on the following:

	December 31, 2013	December 31, 2012
Accrued salaries	$7,028	$6,857
Taxes payable	5,098	5,861
Accrued fees	203	112
Accrued bond coupon	5,589	3,855
Other	393	326

Total accrued expenses	$18,311	$17,011

NOTE 10: BORROWINGS

Borrowings consist of the following:

	December 31, 2013	December 31, 2012
Senior Notes	$290,000	$200,000
Loan for Nazira	528	598

Total borrowings	290,528	200,598
Plus: unamortized premium	3,156	—
Less: current portion	(69)	(69)

Total long-term borrowings	$293,615	$200,529

Senior Notes

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with the Company, the “Co-Issuers”) issued $200,000 in Senior Notes due on April 15, 2019 (the “Initial Senior Notes”) at a fixed rate of 9.25%. On March 12, 2013, Navios Logistics issued $90,000 in aggregate principal amount of 9.25% Senior Notes due 2019 (the “Additional Senior Notes” and, together with the Initial Senior Notes, the “Senior Notes”) at a premium, with a price of 103.750%. The terms of the Additional Senior Notes are identical to the $200,000 of the Initial Senior Notes and are part of the same class and together with the Additional Senior Notes, are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil, which is deemed to be minor, and Logistics Finance. The Company has no independent assets or operations. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the Senior Notes.

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

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

As of December 31, 2013 and 2012, deferred financing costs associated with the Senior Notes amounted to $8,037 and $5,743 respectively. Interest expense associated with the Senior Notes amounted to $26,825, 18,500 and $13,048 for the years ended December 31, 2013, 2012 and 2011, respectively.

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

Other Indebtedness

In connection with the acquisition of Hidronave S.A. in October 29, 2009, the Company assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2013, the outstanding loan balance was $528 ($598 as of December 31, 2012). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021.

In connection with the loan and other long term liabilities, the Company is subject to certain covenants and commitments and certain of its assets are restricted as collateral.

The Company was in compliance with all the covenants for the year ended December 31, 2013.

The maturity table below reflects future principal payments of the long-term debt outstanding as of December 31, 2013, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
2014	$69
2015	69
2016	69
2017	69
2018	69
2019 and thereafter	290,183

Total	$290,528

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

Capital leases: The capital leases are fixed rate obligations and their carrying amounts approximate their fair value.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2013		December 31, 2012
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$86,569	$86,569	$45,538	$45,538
Accounts receivable, net	$21,503	$21,503	$29,122	$29,122
Accounts payable	$(18,500)	$(18,500)	$(34,747)	$(34,747)
Senior notes	$(290,000)	$(314,650)	$(200,000)	$(198,200)
Capital lease obligations	$(23,759)	$(23,759)	$(25,112)	$(25,112)
Long-term debt, including current portion	$(528)	$(528)	$(598)	$(598)

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

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of December 31, 2013 and 2012.

	Fair Value Measurements at December 31, 2013
	Total	Level I	Level II	Level III
Cash and cash equivalents	$86,569	$86,569	$—	$—
Senior Notes	$(314,650)	$(314,650)	$—	$—
Capital lease obligations(1)	$(23,759)	$—	$(23,759)	$—
Long-term debt(1)	$(528)	$—	$(528)	$—

	Fair Value Measurements at December 31, 2012
	Total	Level I	Level II	Level III
Cash and cash equivalents	$45,538	$45,538	$—	$—
Senior Notes	$(198,200)	$(198,200)	$—	$—
Capital lease obligations(1)	$(25,112)	$—	$(25,112)	$—
Long-term debt(1)	$(598)	$—	$(598)	$—

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(1)	The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.

NOTE 12: TIME CHARTER, VOYAGE AND PORT TERMINAL EXPENSES

Time charter, voyage and port terminal expenses for the years ended December 31, 2013, 2012 and 2011 were as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Fuel	$24,104	$21,907	$19,550
Time charter	1,286	3,587	5,932
Ports payroll and related costs	4,974	4,289	4,060
Docking expenses	2,166	2,720	2,831
Maritime and regulatory fees	1,175	965	1,210
Towing expenses	2,379	2,452	3,626
Other expenses	6,344	5,856	4,471

Total	$42,428	$41,776	$41,680

NOTE 13: DIRECT VESSEL EXPENSES

Direct vessel expenses for the year ended December 31, 2013, 2012 and 2011 were as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Payroll and related costs	$47,766	$47,950	$43,587
Insurances	3,618	3,727	2,437
Repairs and maintenance	11,153	9,972	10,128
Lubricants	1,203	1,071	1,054
Victualing	1,904	2,256	2,793
Travel expenses	2,662	2,026	1,770
Other expenses	4,407	2,474	1,653

Total	$72,713	$69,476	$63,422

NOTE 14: GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses at December 31, 2013, 2012 and 2011 were as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Payroll and related costs	$7,351	$7,448	$7,211
Professional fees	3,852	3,902	3,000
Other expenses	3,414	3,494	3,451

Total	$14,617	$14,844	$13,662

NOTE 15: COMMITMENTS AND CONTINGENCIES

In connection with the acquisition of Horamar on January 1, 2008, the Company recorded liabilities for certain pre-acquisition contingencies amounting to $6,632 ($2,907 relating to VAT-related matters, $1,703 for withholding tax-related matters, $1,511 relating to provisions for claims and others and $511 for income tax-related matters) that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify the Company in the event that any of the above contingencies materialize before agreed-upon dates, extending to various dates through January 2020. As of December 31, 2013, the remaining liability related to these pre-acquisition contingencies amounted to $829 ($1,039 in 2012; $2,764 in 2011) and was entirely offset by an indemnification asset for the same amount, which was reflected in other non-current assets.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

As of December 31, 2013, the Company had obligations related to the acquisition of new dry barges, the acquisition of three pushboats and the acquisition of the chartered-in fleet (see Notes 7, 18) of $26,712, $483 and $11,076, respectively. The maturity table below reflects the remaining future payments of these commitments:

Year	Amount in thousands of U.S. dollars
2014	$32,591
2015	3,754
2016	1,926

Total	$38,271

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2015.

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

NOTE 16: INCOME TAXES

As indicated in Note 2(t), the Company is a Marshall Islands corporation. However, the Company is subject to tax in Argentina, Brazil and Paraguay, jurisdictions where certain of its subsidiaries operate. During 2013 the Company decided to merge certain subsidiaries in Paraguay. As a result of this merger, the Company will distribute specifically identified earnings, which will be offset by retained net losses of $43,475. The Company’s decision to merge the subsidiaries resulted in a one-off income tax benefit in deferred income tax of $4,209.The Company’s operations in Panama and Uruguay are not taxed. The corporate income tax rate in Argentina, Brazil and Paraguay is 35%, 34% and 10%, respectively for the year ended December 31, 2013.

The components of income before income taxes in consolidated statements of income for the years ended December 31, 2013, 2012 and 2011 are as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Argentina	$(11,669)	$(10,524)	$(1,722)
Paraguay	1,719	(13,168)	(3,158)
Uruguay	40,843	35,932	11,933
Panama	(24,897)	(12,719)	(5,641)
Others	(722)	690	(1,176)

Total income before income taxes and noncontrolling interest	$5,274	$211	$236

Income tax (expense)/benefit is comprised of:

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Current	$559	$(316)	$(376)
Deferred	442	2,250	2,638

Total Argentina	$1,001	$1,934	$2,262
Current	$(658)	$(826)	$(753)
Deferred	4,211	(1,143)	(1,161)

Total Paraguay	$3,553	$(1,969)	$(1,914)

Total income tax benefit/(expense)	$4,554	$(35)	$348

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

Reconciliation of income tax benefit to taxes calculated based on Argentinean statutory tax rate is as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Loss before income taxes and noncontrolling interest	$(11,669)	$(10,524)	$(1,722)
Statutory tax rate	35%	35%	35%

Income before taxes at the statutory tax rate	4,084	3,683	603
Permanent differences	(3,083)	(1,749)	1,659

Income tax benefit of the year	$1,001	$1,934	$2,262

At December 31, 2013, Argentinean subsidiaries had accumulated benefit from tax loss carry-forward (“NOLs”) for a consolidated total of $2,030 ($2,013 in 2012) that expires mainly in 2018. The use of the NOLs and MPIT will depend upon future taxable income in Argentina.

The components of deferred income taxes included on the balance sheets were as follows:

	December 31, 2013	December 31, 2012
Deferred income tax assets:
Tax loss carry-forward	$2,013	$1,675
Other deferred income tax assets	17	338

Total deferred income tax assets	2,030	2,013

Deferred income tax liabilities:
Intangible assets	(10,186)	(11,173)
Property, plant and equipment, net	(5,348)	(4,787)
Other	(365)	(4,575)

Total deferred income tax liabilities	(15,899)	(20,535)

Net deferred income tax liabilities	$(13,869)	$(18,522)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 17: LEASES

Chartered-out:

As of December 31, 2013, the future minimum revenue, net of commissions (where applicable), expected to be earned on non-cancelable time charters, COA’s with minimum guaranteed volumes and contracts with minimum guaranteed throughput in the company’s ports were as follows:

Amount
2014	$100,198
2015	83,118
2016	54,518
2017	13,708
2018	770
2019 and thereafter	—

Total minimum revenue, net of commissions	$252,312

Revenues from time charters are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel.

Chartered-in:

As of December 31, 2013, the Company’s future minimum commitments, net of commissions under chartered-in vessels were as follows:

Amount
2014	$184
2015	115
2016	16

Total	$315

For the year ended December 31, 2013, charter hire expense for chartered-in pushboats and barges amounted to $1,286 ($3,587 in 2012 and $5,910 in 2011).

Office space:

The future minimum commitments under lease obligations for office space were as follows:

Amount
2014	$618
2015	583
2016	360
2017	197
2018	112
2019 and thereafter	100

Total	$1,970

Rent expense for office space amounted to $360 for the year ended December 31, 2013 ($238 in 2012 and $211 in 2011).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 18: TRANSACTIONS WITH RELATED PARTIES

At December 31, 2013 and 2012, the amounts due to affiliate companies were as follows:

	December 31, 2013	December 31, 2012
Navios Holdings	$544	$1,853

Amounts due to affiliate companies do not accrue interest and do not have a specific due date for their settlement.

Due to related parties, net: During the second half of 2012, Navios Logistics acquired 100% of the outstanding stock of Merco Parana S.A, an Argentinean company owned by Claudio Pablo Lopez, Horacio Enrique Lopez and Carlos Augusto Lopez, which is the owner of three liquid barges that were previously chartered-in by Navios Logistics. The total consideration for the acquisition was $2,493 to be paid in installments. The final installment was paid on March 29, 2013.

During the second half of 2012, Navios Logistics acquired one push boat and three liquid barges, which were previously chartered-in by Navios Logistics, from Holdux Maritima Leasing Corp., a Panamanian company owned by members of the family of Mr. Horacio Alfredo Lopez, the father of Mr. Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman, Mr. Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division and Mr. Horacio Enrique Lopez Navios Logistics’ Chief Operating Officer—Shipping Division. The total consideration for the acquisition was $13,443 to be paid in one initial payment and seven semiannual installments with the final installment payable on June 30, 2016. As of December 31, 2013, the Company had paid $2,367 and the remaining balance was $11,076.

Lodging: Compania Naviera Horamar S.A., a wholly owned subsidiary of Navios Logistics, obtains lodging services from Empresa Hotelera Argentina S.A./(NH Lancaster) an Argentinean corporation owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. The total annual expense payments were $19 for the year ended December 31, 2013 ($56 in 2012 and $58 in 2011) and amounts payable amounted to $5 as of December 31, 2013 and $30 as of December 31, 2012.

General & administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2013 amounted to $740 ($600 in 2012 and $375 in 2011).

Voyage expenses: Navegacion Guarani S.A, a wholly owned subsidiary of Navios Logistics, obtains bunkers from Dieselcom Transportadora e Revendora de Dieselcombustivel S.A a Brazilian corporation, which is controlled by family members of the former noncontrolling shareholder of Hidronave South American Logistics S.A, Michel Chaim. Voyage expenses charged for the year ended December 31, 2013 amounted to $1,373 ($1,190 in 2012 and $653 in 2011).

On July 10 2013, the Company became the sole shareholder of Hidronave South American Logistics S.A by acquiring the remaining 49% noncontrolling interest for a total consideration of $750.

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

Employment Agreements

The Company has executed employment agreements with several of its key employees who are noncontrolling shareholders of the Company. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete. The employment agreements initially expired in December 31, 2009, but are being renewed automatically for successive one-year periods until either party gives 90 days written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $280 to $340 per year, annual bonuses and other incentives provided certain performance targets are achieved. Under the agreements, the Company accrued compensation totaling $900 for the year ended December 31, 2013 ($900 in 2012; $900 in 2011).

NOTE 19: SHARE CAPITAL

Common shares and shareholders

On August 4, 2010, the Company amended its articles of incorporation increasing its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.

As of December 31, 2013 and 2012, the Company has issued 20,000 shares of common stock, $1.00 par value.

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

The Company’s ability to pay dividends is also restricted by the indenture governing the Senior Notes. See also Note 10 for restrictions on distribution of dividends under the indenture governing the Senior Notes.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 21: EARNINGS/(LOSSES) PER COMMON SHARE

Basic and diluted net earnings/(losses) per share are computed using the weighted-average number of common shares outstanding. The computations of basic and diluted earnings/(losses) per share for each of the years ended December 31, 2013, 2012 and 2011, are as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Net income/(loss) attributable to Navios Logistics’ stockholders	$9,716	$156	$(196)

Weighted average number of shares, basic and diluted	20,000	20,000	20,000

Net earnings/(losses) per share from continuing operations:
Basic	$0.4858	$0.0078	$(0.0098)

Diluted	$0.4858	$0.0078	$(0.0098)

At December 31, 2013, 2012 and 2011, the Company had no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net earnings/(losses) per share.

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

Unallocated interest

This reconciling item represents the interest expense resulting from the Additional Senior Notes Navios Logistics issued on March 12, 2013, which has not yet been fully allocated to the segments due to the fact that the amount received has been maintained at the corporate level and not utilized by an operating segment as of December 31, 2013.

Inter-segment transactions, if any, are accounted for at current market prices.

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the years ended December 31, 2013, 2012 and 2011:

	Port Terminal Business Segment for the Year Ended December 31, 2013	Cabotage Business Segment for the Year Ended December 31, 2013	Barge Business Segment for the Year Ended December 31, 2013	Unallocated interest	Total
Time charter, voyage and port terminal revenues	$39,189	$54,337	$97,208	$—	$190,734
Sales of products	46,350	—	—	—	46,350
Time charter, voyage and port terminal expenses	(10,654)	(1,871)	(29,903)	—	(42,428)
Direct vessel expenses	—	(34,499)	(38,214)	—	(72,713)
Cost of products sold	(42,760)	—	—	—	(42,760)
Depreciation of vessels, port terminals and other fixed assets, net	(2,853)	(2,655)	(14,047)	—	(19,555)
Amortization of intangible assets	(983)	—	(2,816)	—	(3,799)
Amortization of deferred drydock and special survey costs	—	(2,188)	(1,204)	—	(3,392)
General and administrative expenses	(2,097)	(898)	(11,622)	—	(14,617)
Provision for losses on accounts receivable	—	(123)	(444)	—	(567)
Taxes other than income taxes	(234)	(4,847)	(2,831)	—	(7,912)
Gain on sale of assets	18	—	—	—	18
Interest expense and finance cost, net	—	(6,504)	(16,375)	(2,269)	(25,148)
Interest income	75	—	144	—	219
Foreign exchange differences	(339)	692	61	—	414
Other income, net	8	—	422	—	430

Income/(loss) before income taxes and noncontrolling interest	25,720	1,444	(19,621)	(2,269)	5,274
Income tax benefit/(expense)	1,587	(1,218)	4,185	—	4,554

Net income/(loss)	27,307	226	(15,436)	(2,269)	9,828
Less: Net income attributable to the noncontrolling interest	—	—	(112)	—	(112)

Net income/(loss) attributable to Navios Logistics’ stockholders	$27,307	$226	$(15,548)	$(2,269)	$9,716

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Year Ended December 31, 2012	Cabotage Business Segment for the Year Ended December 31, 2012	Barge Business Segment for the Year Ended December 31, 2012	Total
Time charter, voyage and port terminal revenues	$32,209	$52,557	$93,853	$178,619
Sales of products	68,414	—	—	68,414
Time charter, voyage and port terminal expenses	(9,384)	(1,741)	(30,651)	(41,776)
Direct vessel expenses	—	(34,565)	(34,911)	(69,476)
Cost of products sold	(65,039)	—	—	(65,039)
Depreciation of vessels, port terminals and other fixed assets, net	(2,785)	(4,152)	(15,565)	(22,502)
Amortization of intangible assets	(930)	—	(3,508)	(4,438)
Amortization of deferred drydock and special survey costs	—	(463)	(869)	(1,332)
General and administrative expenses	(2,292)	(660)	(11,892)	(14,844)
Provision for losses on accounts receivable	—	—	(747)	(747)
Taxes other than income taxes	(113)	(4,331)	(3,768)	(8,212)
Interest expense and finance cost, net	(1)	(6,635)	(13,421)	(20,057)
Interest income	266	1	121	388
Foreign exchange differences	(294)	—	15	(279)
Other income, net	98	372	1,022	1,492

Income/(loss) before income taxes and noncontrolling interest	20,149	383	(20,321)	211
Income tax (expense)/benefit	(889)	(99)	953	(35)

Net income/(loss)	19,260	284	(19,368)	176
Less: Net income attributable to the noncontrolling interest	—	—	(20)	(20)

Net income/(loss) attributable to Navios Logistics’ stockholders	$19,260	$284	$(19,388)	$156

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Year Ended December 31, 2011	Cabotage Business Segment for the Year Ended December 31, 2011	Barge Business Segment for the Year Ended December 31, 2011	Total
Time charter, voyage and port terminal revenues	$23,347	$51,228	$91,050	$165,625
Sales of products	69,063	—	—	69,063
Time charter, voyage and port terminal expenses	(8,553)	(1,109)	(32,018)	(41,680)
Direct vessel expenses	—	(31,276)	(32,146)	(63,422)
Cost of products sold	(66,757)	—	—	(66,757)
Depreciation of vessels, port terminals and other fixed assets, net	(2,538)	(4,300)	(11,342)	(18,180)
Amortization of intangible assets	(927)	—	(3,509)	(4,436)
Amortization of deferred drydock and special survey costs	—	(212)	(506)	(718)
General and administrative expenses	(2,337)	(291)	(11,034)	(13,662)
Provision for losses on accounts receivable	(28)	—	(464)	(492)
Taxes other than income taxes	(193)	(4,861)	(3,880)	(8,934)
Gain on sale of assets	36	—	—	36
Interest expense and finance cost, net	—	(4,344)	(12,730)	(17,074)
Interest income	459	—	384	843
Foreign exchange differences	(182)	—	(463)	(645)
Other income, net	36	—	633	669

Income/(loss) before income taxes and noncontrolling interest	11,426	4,835	(16,025)	236
Income tax (expense)/benefit	(390)	(325)	1,063	348

Net income/(loss)	11,036	4,510	(14,962)	584
Less: Net income attributable to the noncontrolling interest	—	(641)	(139)	(780)

Net income/(loss) attributable to Navios Logistics’ stockholders	$11,036	$3,869	$(15,101)	$(196)

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels amounted to $306,242 and $279,009 at December 31, 2013 and 2012, respectively.

All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment, including constructions in progress, amounted to $85,948 and $71,989 as of December 31, 2013 and 2012, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $29,011 and $31,827 as of December 31, 2013 and 2012, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $28,708 and $27,598 as of December 31, 2013 and 2012, respectively.

As of December 31, 2013 goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively.

NOTE 23: SUBSEQUENT EVENTS

On February 11, 2014, the Company entered into an agreement for the construction of three new pushboats with a construction price of $7,400 each. These pushboats are expected to be delivered in the first quarter of 2015.