Form 20-F
period 2014-12-31
Navios South American Logistics Inc.
filed 2015-03-30
CIK 1506042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Stuart Gelfond

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Tel: (212) 859-8000

Fax: (212) 859-4000

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

There is no public market for the registrant’s common stock. There were 20,000 shares of the registrant’s, par $1.00 per share, issued and outstanding as of December 31, 2014

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

In this report, “Navios Logistics,” “Company,” “we,” “us” and “our” refer to Navios South American Logistics Inc. and its consolidated subsidiaries, as the context may require. We are incorporated as a Marshall Islands corporation. References to “Navios Holdings” are to Navios Maritime Holdings Inc., a Marshall Islands corporation. Navios Holdings is, along with its subsidiaries, our controlling stockholder.

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

Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	our ability to implement our business strategy, including areas of possible expansion;

•	general market conditions and international logistics and commodities transportation and storage trends, including contract rates, vessel values and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to service our debt, comply with our financial covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to expand and maintain relationships with existing customers and obtain new customers;

•	our future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels or port facilities (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	our ability to leverage Navios Holdings’ relationships and reputation within shipping industry to our advantage;

•	our anticipated general and administrative expenses;

•	fluctuations in currencies and interests rates;

•	general political, economic and business conditions in Argentina, Brazil, Uruguay, Paraguay and in other countries in which we operate;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	general domestic and international political conditions, including unrest, wars, acts of piracy and terrorism;

•	potential liability from pending or future litigation; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

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

The selected consolidated historical financial information as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013, and 2012, are derived from our audited consolidated financial statements which are included elsewhere in this report. The selected consolidated historical financial information as of December 31, 2012, 2011 and 2010 and for the years ended December 31, 2011 and December 31, 2010 have been derived from our audited financial statements not included in this report. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this report.

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
	(Expressed in thousands of U.S. dollars—except share data)
Statement of Operations Data
Time charter, voyage and port terminals revenues	$208,507	$190,734	$178,619	$165,625	$136,756
Sales of products	60,267	46,350	68,414	69,063	51,217
Time charter, voyage and port terminal expenses	(47,653)	(42,428)	(41,776)	(41,680)	(35,410)
Direct vessel expenses	(72,187)	(72,713)	(69,476)	(63,422)	(50,422)
Cost of products sold	(58,011)	(42,760)	(65,039)	(66,757)	(47,073)
Depreciation of vessels, port terminals and other fixed assets, net	(21,264)	(19,555)	(22,502)	(18,180)	(17,729)
Amortization of intangible assets and liabilities, net	(3,822)	(3,799)	(4,438)	(4,436)	(4,486)
Amortization of deferred drydock and special survey costs	(5,838)	(3,392)	(1,332)	(718)	(394)
General and administrative expenses	(14,764)	(14,617)	(14,844)	(13,662)	(12,210)
Provision for losses on accounts receivable	(548)	(567)	(747)	(492)	(652)
Taxes other than income taxes	(9,275)	(7,912)	(8,212)	(8,934)	(7,921)
Gain on sale of assets	—	18	—	36	52
Loss on bond extinguishment	(27,281)	—	—	—	—
Interest expense and finance cost	(27,837)	(25,148)	(20,057)	(17,074)	(4,526)
Interest income	291	219	388	843	298
Foreign exchange differences, net	1,494	414	(279)	(645)	(3)
Other income, net	941	430	1,492	669	64

(Loss)/Income before income taxes and noncontrolling interest	$(16,980)	$5,274	$211	$236	$7,561
Income tax benefit/(expense)	276	4,554	(35)	348	(64)

Net (loss)/income	$(16,704)	$9,828	$176	$584	$7,497
Less: Net income attributable to the noncontrolling interest	—	(112)	(20)	(780)	(1,897)

Net (loss)/income attributable to Navios Logistics’ stockholders	$(16,704)	$9,716	$156	$(196)	$5,600

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
	(Expressed in thousands of U.S. dollars—except share data)
(Loss)/earnings per share attributable to Navios Logistics’ stockholders, basic and diluted	$(0.8352)	$0.4858	$0.0078	$(0.0098)	$0.2800

Weighted average number of shares, basic and diluted	20,000	20,000	20,000	20,000	20,000

Balance Sheet Data (at year end)
Current assets, including cash and cash equivalents	$124,301	$125,765	$98,182	$85,952	$70,424
Total assets	794,883	712,060	636,344	621,234	547,461
Current liabilities, including current portion of long-term debt	69,188	44,869	61,701	76,710	43,780
Total long-term debt, including current portion	375,459	293,684	200,598	200,668	127,422
Total liabilities	481,108	381,581	314,943	300,009	218,182
Total Navios Logistics’ stockholders’ equity	313,775	330,479	320,840	320,684	310,030

The following table sets forth the selected consolidated historical financial data for our business.

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(Expressed in thousands of U.S. dollars, except other operating data)
Other Financial Data
Net cash provided by operating activities	$13,020	$14,498	$24,230	$14,589	$34,310
Net cash used in investing activities	(101,858)	(61,488)	(17,632)	(70,598)	(14,114)
Net cash provided by/(used in) financing activities	74,200	88,021	(1,589)	57,334	(7,919)
Book value per common share	15.69	16.52	16.04	16.03	15.50
Adjusted EBITDA(1)	$68,771	$56,837	$48,132	$39,021	$32,501
Other Operating Data
Dry Port—dry cargo tons moved	3,971,200	3,672,100	3,973,200	3,727,200	3,851,100
Liquid Port—cubic meters of stored liquid cargos	212,866	204,208	231,613	241,481	262,628
Liquid Port—cubic meters of sales of products	61,605	46,868	66,108	73,943	74,757
Barge—cubic meters of liquid cargos	635,576	673,833	828,427	1,092,962	1,019,309
Barge—dry cargo tons	2,032,461	1,456,546	1,048,089	1,074,359	818,617
Cabotage—cubic meters of liquid cargos	1,833,813	2,211,612	2,140,289	2,405,471	2,301,692
Cabotage—available days	2,756	2,832	2,739	2,734	2,220
Cabotage—operating days	2,177	2,156	2,173	2,282	1,933
Revenues per Segment
Port Business	$99,954	$85,539	$100,623	$92,410	$74,591
Revenue—dry port	36,417	35,820	29,161	21,592	21,020
Revenue—liquid port	3,270	3,369	3,048	1,755	2,354
Sales of products—liquid port	60,267	46,350	68,414	69,063	51,217
Barge Business	109,100	97,208	93,853	91,049	76,296
Cabotage Business	59,720	54,337	52,557	51,228	37,086

(1)	EBITDA represents net (loss)/income attributable to Navios Logistics’ stockholders before interest and finance costs before depreciation and amortization and income taxes. Adjusted EBITDA in this document represents EBITDA before loss on bond extinguishment. Adjusted EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

Adjusted EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. While Adjusted EBITDA is frequently used as a measure of operating performance, the definition of Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Adjusted EBITDA Reconciliation to Net (Loss)/Income Attributable to Navios Logistics’ Stockholders

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
	(Expressed in thousands of U.S. dollars)
Net (loss)/income attributable to Navios Logistics’ stockholders	$(16,704)	$9,716	$156	$(196)	$5,600
Depreciation of vessels, port terminals and other fixed assets, net	21,264	19,555	22,502	18,180	17,729
Amortization of intangible assets and liabilities, net	3,822	3,799	4,438	4,436	4,486
Amortization of deferred drydock and special survey costs	5,838	3,392	1,332	718	394
Loss on bond extinguishment	27,281	—	—	—	—
Interest income	(291)	(219)	(388)	(843)	(298)
Interest expense and finance cost	27,837	25,148	20,057	17,074	4,526
Income tax (benefit)/expense	(276)	(4,554)	35	(348)	64

Adjusted EBITDA	$68,771	$56,837	$48,132	$39,021	$32,501

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Some of the factors that influence the demand for vessels include, but are not limited to:

•	global and regional production of, and demand for, dry bulk commodities, in particular, soybean and iron ore, and petroleum and refined petroleum products;

•	local government subsidies that affect the price of refined petroleum products;

•	cabotage regulations in the region where we operate;

•	embargoes and strikes; and

•	changes in river, sea and other transportation patterns and the supply of and rates for alternative means of transportation.

Some of the factors that influence the supply of vessels include, but are not limited to:

•	the number of newly constructed vessel deliveries;

•	the scrapping rate of older vessels;

•	the price of steel and other inputs;

•	the number of vessels that are out of service at a given time;

•	changes in licensing regulations and environmental and other regulations that may limit licenses, the useful life, carrying capacity or the operations of our fleet; and

•	port or canal traffic and congestion.

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

In each of our businesses, we derive a significant part of our revenues from a small number of customers. For the year ended December 31, 2014, our three largest customers, Vale, Cammessa and Axion Energy, accounted for 22.8%, 13.8% and 10.7% of our revenues, respectively, and our five largest customers accounted for approximately 60.3%. For the year ended December 31, 2013, our two largest customers, Vale and Petropar, accounted for 18.5% and 10.7% of our revenues, respectively, and our five largest customers accounted for approximately 56.4%. For the year ended December 31, 2012, our three largest customers, Vale, YPF and Axion Energy, accounted for 18.5%, 11.5% and 11.5% of our revenues, respectively and our five largest customers accounted for approximately 56.4%. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels. The loss of any of our significant customers could materially adversely affect our results of operations.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, its disagreements with us or otherwise;

•	the customer terminates the contract because we fail to meet their contracted storage needs;

•	the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

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

Our capital expenditures during 2012, 2013 and 2014 were $17.6 million, $61.5 million and $101.9 million, respectively, used to acquire and/or pay installments for among others one product tanker, a bunker vessel, six pushboats, 142 barges and to expand our port terminal operations through the construction of one drying and conditioning facility, a new conveyor belt, new tanks and a silo. In order to follow our current strategy for growth, we will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures.

In the future, we will also need to make capital expenditures required to maintain our current ports, fleet and infrastructure. Cash generated from our earnings may not be sufficient to fund all of these measures. Accordingly, we may need to raise capital through borrowings or the sale of debt or equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we fail to obtain the funds necessary for capital expenditures required to maintain our ports, fleet and infrastructure, we may be forced to take vessels out of service or curtail operations, which could materially harm our revenues and profitability. If we fail to obtain the funds that might be necessary to acquire new vessels, expand our existing infrastructure, or increase our working capital or capital expenditures, we might not be able to grow our business and our earnings could suffer. For example, we have signed an agreement with Vale International S.A. (“Vale International”) for the storing and transshipping of iron ore and other commodities. To serve this contract, we will need to expand our existing terminal structure at an investment cost estimated at approximately $150.0 million which we plan to finance with a combination of cash on our balance sheet, operating cash flows and debt financing. As of December 31, 2014, we have already invested in dredging, acquisition of rights to land adjacent to our existing dry port and other works and expect to continue investing over the next 2 or more years. If we fail to obtain the funds necessary for such capital expenditure, we may not be able to service our agreement with Vale International, materially affecting our future earnings. Furthermore, despite covenants under the indenture governing the 2022 Senior Notes (See “Item 5.B. Liquidity and Capital Resources—Long-term Debt Obligations—2022 Senior Notes”) and the agreements governing our other indebtedness, we will be permitted to incur additional indebtedness which would limit cash available for working capital and to service our indebtedness.

The failure of Petrobras to successfully implement its business plan for 2014-2018 could adversely affect our business.

In February 2014, Petrobras announced its business plan for 2014-2018, which includes a projected capital expenditure budget of $220.6 billion between 2014 and 2018 and provides for an increase in drilling rigs, refining capacity and resultant fleet expenditures. However, in January 2015, Petrobras announced that it may decrease its five-year capital expenditure budget for 2015-2019. In May 2011, we signed 15-year charter contracts with Petrobras for six Panamax vessels, which are subject to our option to cancel the contracts if we are unable to secure acceptable financing for the construction of the vessels (to be completed by 2018). We have yet to make any capital expenditures related to the vessels, therefore the potential decrease in Petrobras’ capital expenditures will not expose us to any losses. Any failure to capitalize on our relationship with Petrobras could affect our future growth opportunities.

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

The costs to operate and maintain a port or a vessel increase with the age of the port equipment or the vessel. Governmental regulations, safety or other equipment standards related to the age of the operational port equipment or vessels may require expenditures for alterations or the addition of new equipment to our port equipment or vessels and may restrict the type of activities in which these ports or vessels may engage. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key equipment for our vessels and ports (such as engine makers, propulsion systems makers, control systems makers and others)

may not have the spare parts needed available immediately (or off-the-shelf) and may have to produce them when required. If this was the case, our vessels and ports may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in substantial loss of revenues for us. The average age of our seven double-hulled product tankers is six years. In some cases, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well.

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

We are subject to various laws, regulations and conventions, relating to environmental, health and safety that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.

Our business is materially affected by government regulation to protect the environment, health and safety in the form of international conventions, national, state and local laws, customs inspections and related procedures, and regulations in force in the jurisdictions in which our ports are located and our fleet operates, as well as in the country or countries of their registration. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels, or on the operation of our ports. Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by inland self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. In order to satisfy any such requirements, we may be required to take one or more of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write-downs. For example, the recent phase-out of single-hulled vessels in Paraguay and the continuing phase-out of single-hulled vessels in Uruguay and Argentina require us to either replace, modify or shift the utilization of some of our single-hulled vessels, which could have a material adverse effect on our results of operations.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and customers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental and safety concerns have created a demand for vessels that conform to higher environmental and safety standards. We are required to maintain operating standards for all of our vessels for operational safety, quality maintenance, continuous training of our officers and crews, and compliance with international, national and local laws and regulations. We believe that our vessels and operations are in substantial compliance with applicable environmental and safety laws, regulations and standards. However, because such laws and regulations are frequently changing and may impose increasingly stricter requirements or be enforced more strictly, future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations. There is also a risk that any non-

compliance that may be found to exist could lead to penalties or fines, that these could be imposed regardless of fault or intent, and that they could materially adversely affect our financial position.

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

At December 31, 2014, we employed 370 land-based employees and approximately 679 seafarers as crew on our vessels. Crew costs are a significant expense for us. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our time and spot contracts. Additionally, labor union activity in the Hidrovia may create pressure for us to pay higher crew salaries and wages. In addition, fuel is one of the largest operating expenses in our barge and cabotage businesses, where the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Currently, most of our long-term contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. We may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent our contracts do not pass-through changes in fuel prices to our clients, we will be forced to bear the cost of fuel price increases. We may hedge in the futures market all or part of our exposure to fuel price variations. We cannot assure you that we will be successful in hedging our exposure. In the event of a default by our contractual counterparties or other circumstance affecting their performance under a contract, we may be subject to exposure under, and may incur losses in connection with, our hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. We may not be able to pass onto our customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially adversely affect our results of operations.

Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially adversely affect our results of operations, financial condition and cash flows.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. The renewed crisis in Argentina, civil unrest in Ukraine and other parts of the world, and continuing concerns relating to the European sovereign debt crisis have led to increased volatility in global credit and equity markets. Several

European countries including Greece, have been affected by increasing public debt burdens and weakening economic growth prospects. In recent years, Standard and Poor’s Rating Services and Moody’s Investors Service (“Moody’s”) downgraded the long-term ratings of most European countries’ sovereign debt and initiated negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits, which may expose us to a loss of cash deposits or cash equivalents.

The credit markets worldwide and in the U.S. have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments took highly significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Any changes to securities, tax, environmental, or other laws or regulations, could have a material adverse effect on our results of operations, financial condition or cash flows, and could cause the market price of our common units to decline.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These difficulties resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties were compounded by financial turmoil affecting the world’s debt, credit and capital markets, and the general decline in the willingness by banks and other financial institutions to extend credit, particularly to the shipping industry due to the historically low vessel earnings and values, and, in part, due to changes in overall banking regulations (for example, Basel III). As a result, the ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, were for a time uncertain. Following the stress tests run by the European Central Bank (the “ECB”), revised capital ratios have been communicated to European banks. This has reduced the uncertainty following the difficulties of the past several years, but it has also led to changes in each bank’s lending policies and ability to provide financing or refinancing. A recurrence of global economic weakness may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

Furthermore, we may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt as payments come due under our credit facilities, in the future if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Due to the fact that we would possibly cover all or a portion of the cost of any new acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or other assets and new business acquisitions. In addition, the economic uncertainty worldwide has made demand for shipping services volatile and has reduced charter rates, which may adversely affect our results of operations and financial condition. Currently, the economies of China, Japan, other Asian Pacific countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has driven decreased rates and vessel values.

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

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to ours. With respect to exports, our competitors are Montevideo Port in Montevideo and Ontur and TGU in Nueva Palmira. The main competitor of our liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol, TLP and Trafigura.

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

Our vessels operate in South America where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We may employ our fleet on the spot market and thus expose ourselves to risk of losses based on short-term decreases in shipping rates.

We periodically employ some of our fleet on a spot basis. As of December 31, 2014, 69% of our cabotage fleet and 62% of our barge fleet on a dwt tons basis was employed under time charter or COA contracts. The remaining percentage of our barge fleet and cabotage fleet were employed in the spot market. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in our target markets have not yet been clearly determined but we expect them to exhibit significant volatility as the South American markets mature. We cannot assure you that we will be successful in keeping our fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably. A significant decrease in spot market rates or our inability to fully employ our fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially adversely affect our results of operations, and operating cash flow.

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

The operation of vessels in international and regional trade is inherently risky. Although we carry insurance for our fleet covering risks commonly insured against by vessel owners and operators, such as hull and machinery insurance, war risks insurance and protection and indemnity insurance, all risks may not be adequately insured against, any particular claim may not be paid and any indemnification paid due to the occurrence of a casualty covered by our policies may not be sufficient to entirely compensate us for the damages suffered. We do not currently maintain loss of hire or defense insurance. We also do not maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Furthermore, we do not maintain strike insurance, which would protect us from loss of revenue due to labor disruptions, except at our dry and wet port terminals. Accordingly, any extended vessel off-hire, due to an accident, labor disruption or other reason, could have a material adverse effect on our business. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

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

We do not carry any strike insurance for our vessels. As a result, if we were to become subject to a labor strike, we may incur uninsured losses, which could have a material adverse effect on our results of operations.

We do not currently maintain any strike insurance for our vessels. As a result, if the crew of our vessels were to initiate a labor strike, we could incur uninsured liabilities and losses as a result. There can be no guarantee that we will be able to obtain additional insurance coverage in the future, and even if we are able to obtain additional coverage, we may not carry sufficient insurance coverage to satisfy potential claims. Should uninsured losses occur, it could have a material adverse effect on our results of operations.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a high tax rate on our earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred tax assets, could result in a materially higher tax expense or a higher effective tax rate on our, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our key subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, our effective tax rate on our earnings could increase substantially and our earnings and cash flows from these operations could be materially adversely affected.

We are a majority-owned subsidiary of Navios Holdings, through which significant controlling stockholders, along with members of our management team, may exert considerable influence over our actions in ways that may not serve the interests of investors.

Navios Holdings and Peers Business Inc. are our significant stockholders. Angeliki Frangou, our Chairman, beneficially owns approximately 26.4% of the outstanding common stock of Navios Holdings. Peers Business Inc., which is owned by Claudio Pablo Lopez, our Chief Executive Officer, Horacio Enrique Lopez, our Chief Operating Officer—Shipping Division, and Carlos Augusto Lopez, our Chief Commercial Officer—Shipping Division, owns 36.2% of our outstanding common stock. Navios Holdings and Peers Business Inc., as the beneficial owners of our common stock have the power to control our actions and the outcome of matters on which our stockholders are entitled to vote. Navios Holdings, Ms. Frangou and the Lopez family may pursue interests different from your interests in determining these matters.

In addition, we and our shareholders are party to a shareholders’ agreement. Pursuant to this shareholders’ agreement, when we became subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), the shares of our common stock held by Navios Holdings were to convert into shares of Class B Common Stock, with each share of Class B Common Stock entitling its holder to ten votes per share. Navios Holdings has currently waived such conversion provision. If and when the conversion occurs, it will permit Navios Holdings to control our business even if it does not hold a majority economic interest in our company. See “Item 7. Major Shareholders and Related Party Transactions.”

We have a meaningful relationship with Navios Holdings, and we depend on Navios Holdings for certain legal, advisory, administrative and other services and benefit from its global network to obtain competitive financing. If our relationship with Navios Holdings ended or was significantly altered, our business and results of operations could be materially adversely affected.

Navios Holdings has indicated that it has been evaluating a number of strategic alternatives for us, including our becoming an independent business. While there can be no certainty as to timing, Navios Holdings could decide to pursue these alternatives during 2015. We are party to an administrative services agreement with Navios Holdings (the “Administrative Services Agreement”), pursuant to which Navios Holdings will provide certain services to us, including bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and integration of any acquired businesses. We will rely on Navios Holdings to perform obligations under the agreement. If we undergo a change of control, Navios Holdings may terminate this agreement upon 120 days notice. If this agreement is terminated or our relationship with Navios Holdings ended or was significantly altered, we may not have access to these services or be able to capitalize on Navios Holdings’ global network of relationships to source acquisitions, obtain competitive debt financing, and engage in innovative financing and could incur operational difficulties or losses. In addition, we may not benefit from the same financial flexibility our association with Navios Holdings provides us and, as a result, may not be able to access debt financing on favorable terms, or at all. If our relationship with Navios Holdings ends or is significantly altered, our business, results of operations and financial position could be materially adversely affected. See “Item 7.B Certain Relationships and Related Party Transactions—Administrative Services Agreement.”

Certain of our directors, officers, and principal stockholders are affiliated with entities engaged in business activities similar to those conducted by us which may compete directly with us, causing such persons to have conflicts of interest.

Some of our directors, officers and principal stockholders have affiliations with entities that have similar business activities to those conducted by us. Our controlling stockholder, Navios Holdings, is a global, vertically integrated seaborne shipping and logistics company which operates numerous businesses focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. In addition, certain of our directors are also directors of shipping companies and they may enter similar businesses in the future. These other affiliations and business activities may give rise to certain conflicts of interest in the course of such individuals’ affiliation with us. Although we do not prevent our directors, officers and principal stockholders from having such affiliations, we use our best efforts to cause such individuals to comply with all applicable laws and regulations in addressing such conflicts of interest. Our officers and employee directors devote their full time and attention to our ongoing operations, and our non-employee directors devote such time as is necessary and required to satisfy their duties as directors of a company.

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

Accordingly, investors in the 2022 Senior Notes will not be able to obtain information of the type described above except as otherwise required by our indenture governing the 2022 Senior Notes.

Risks Relating to Argentina

Argentine government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls, wages and taxes, restrictions on production, imports and exports, have had and could continue to have a material adverse effect on us. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition or results of operations, the guarantees or the market price of the 2022 Senior Notes.

The continuing rise in inflation and the Argentine government’s limited access to foreign financing may have material adverse effects on the Argentine economy.

In the past, Argentina has experienced periods of high inflation. Inflation has increased since 2005 and remained relatively high ever since. According to data published by the Instituto Nacional de Estadísticas y Censos, or INDEC, the year-on-year inflation rate (as measured by changes in the consumer price index, or CPI), was 10.9%, 9.5%, 10.8%, 10.5% and 19.5% for 2010, 2011, 2012, 2013 and 2014, respectively. The reliability of INDEC’s statistics has been widely questioned due to the substantial disparity between its inflation rate and the higher rates calculated by independent economists. In February 2013, the IMF censured Argentina for its inaccurate financial statistics. In response, INDEC adopted an improved methodology for calculating the CPI in 2014.

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

The Argentine Central Bank has imposed restrictions on the transfer of funds outside of Argentina and other exchange controls in the past and may do so in the future, which could prevent our Argentine subsidiaries from transferring funds for the payment of the 2022 Senior Notes or the related guarantees.

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

In recent years the Argentine government has taken several actions to re-nationalize concessions and public services companies that were privatized in the 1990’s, such as Aguas Argentinas S.A. and Aerolíneas Argentinas S.A. On May 3, 2012, expropriation law 26,741 was passed by the Argentine Congress, providing for the expropriation of 51% of the share capital of YPF S.A., represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities, which have been declared of public interest. The Argentine Government made an offer to compensate Repsol YPF for around US$ 5.0 billion, which was accepted by the Board of Directors and shareholders of Repsol YPF and confirmed by the Argentine Congress. It is unclear whether such expropriation policies will continue and to what extent they will affect the Argentine economy, and thereby our business, results of operations and financial condition.

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

We engage in regional commerce with a variety of entities. Although our operations expose us to certain levels of foreign currency risk, our revenues are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaranies, Argentinean pesos and Brazilian reals; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2014, 2013 and 2012 approximately 47.3%, 55.9% and 50.4%, respectively, of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollars. As part of our overall risk management policy, we may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee we will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which we operate may occur, and if such fluctuations were to occur in one or a combination of the countries in which we operate, our results of operations or financial condition could be materially adversely affected.

Risks Relating to Our Indebtedness

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the 2022 Senior Notes and our other obligations.

At December 31, 2014, we had $397.8 million in aggregate principal amount of debt, including the 2022 Senior Notes, outstanding.

Our substantial debt could have important consequences to our business and holders of the 2022 Senior Notes. Because of our substantial debt:

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions of businesses or vessels or general corporate purposes and our ability to satisfy our obligations with respect to the 2022 Senior Notes may be impaired in the future;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•	it may be more difficult for us to satisfy our obligations to our lenders and noteholders, resulting in possible defaults on and acceleration of such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

•	we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates and that, as a result, we may not be positioned to withstand economic downturns;

•	our ability to refinance indebtedness may be limited or the associated costs may increase; and

•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business.

Despite our current indebtedness levels, we and our subsidiaries may be able to incur substantially more debt, including secured debt. This could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The agreements governing our indebtedness do not fully prohibit us or our subsidiaries from doing so. At December 31, 2014, we had $397.8 million in aggregate principal amount of debt, including the 2022 Senior Notes, outstanding. Any secured indebtedness permitted under the indenture would be effectively senior to the notes to the extent of the value of the assets securing such indebtedness, as would all indebtedness of non-guarantor subsidiaries. We also may incur new indebtedness if we expand our business or purchase new vessels or for other purposes. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all our debt obligations, including the repayment of the 2022 Senior Notes. In addition, the indenture governing the 2022 Senior Notes does not prevent us from incurring obligations that do not constitute indebtedness as defined therein.

The indenture governing the 2022 Senior Notes imposes significant operating and financial restrictions on us that may limit our ability to successfully operate our business and adversely affect the holders of the 2022 Senior Notes.

The indenture governing the 2022 Senior Notes imposes significant operating and financial restrictions on us, including those that limit our ability to engage in actions that may be in our long-term interests. These restrictions limit our ability to, among other things:

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

We are required to be in compliance with the covenants contained in the indenture governing the 2022 Senior Notes. In addition, our future credit agreements may require that we maintain other specific financial covenants. We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants and ratios. Events beyond our control, including changes in the economic and business conditions in the markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lender will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit agreements would prevent us from borrowing additional money under the facilities and could result in a default under them.

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

The indenture governing the 2022 Senior Notes restricts our ability to dispose of assets and use the proceeds from any such dispositions. If we do not reinvest the proceeds of asset sales in our business (in the case of asset sales of non-collateral with respect to such indebtedness) or in new vessels or other related assets that are mortgaged in favor of a lender under a credit facility (in the case of assets sales of collateral securing), we may be required to use the proceeds to repurchase senior indebtedness other than the 2022 Senior Notes. We cannot assure you we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet indebtedness service obligations when due.

Volatility in LIBOR could affect our profitability, earnings and cash flow.

The London market for dollar loans between banks has recently been stable, but has been volatile in prior years, with the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market widening significantly at times. These conditions were the result of disruptions in the international credit markets. Interest in most loan agreements in our industry has been based on published LIBOR rates. Debt we may incur on future credit facilities would likely bear interest at variable rates based on LIBOR. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in our loan agreements or there is an increase in currently low market interest rates, the cost of servicing our debt could increase significantly, which would have a material adverse effect on our profitability, earnings and cash flows.

The market values of our vessels, may fluctuate significantly, which could cause us to breach covenants in debt that we may incur.

Factors that influence vessel values include:

•	prevailing level of vessel contract rates;

•	number of newly constructed vessel deliveries;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global dry bulk commodity supply and demand;

•	types and sizes of vessels;

•	development of and increase in use of other modes of transportation;

•	cost of vessel construction;

•	cost of newly constructed vessels;

•	governmental or other regulations; and

•	general economic and market conditions affecting the shipping industry.

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

The 2022 Senior Notes are unsecured and structurally subordinated to the rights of our and the guarantors’ existing and future secured creditors.

The indenture governing the 2022 Senior Notes permits us to incur a significant amount of secured indebtedness, including indebtedness to be used for acquisitions of vessels and businesses. At December 31, 2014, we had approximately $397.8 million of indebtedness outstanding, including $0.5 million of secured indebtedness. This secured indebtedness is secured by one of our vessels. The 2022 Senior Notes are unsecured and therefore do not have the benefit of such collateral. Accordingly, the 2022 Senior Notes will be effectively subordinated to all secured indebtedness. If an event of default occurs under any future credit facility or under other future secured indebtedness, the senior secured lenders will have a prior right to our assets mortgaged in their favor, to the exclusion of the holders of the 2022 Senior Notes, even if we are in default under the 2022 Senior Notes. In that event, our assets and the assets of the subsidiary guarantors would first be used to repay in full all indebtedness and other obligations secured by them, resulting in all or a portion of our assets being unavailable to satisfy the claims of the holders of the 2022 Senior Notes and other unsecured indebtedness. Therefore, in the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, subject to any preferential treatment afforded to resident creditors of any particular jurisdiction, holders of 2022 Senior Notes will participate in our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as such 2022 Senior Notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor or other creditors who receive preferential treatment under applicable law. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the 2022 Senior Notes. As a result, holders of 2022 Senior Notes may receive less, ratably, than holders of secured indebtedness.

The 2022 Senior Notes will be effectively subordinated to the obligations of any future non-guarantor subsidiaries.

We may be able to create future non-guarantor subsidiaries or unrestricted subsidiaries under the indenture governing the 2022 Senior Notes. The 2022 Senior Notes will not be guaranteed by any future unrestricted subsidiaries. Unrestricted subsidiaries may, among other things, incur without limitation additional indebtedness and liens, make investments and acquisitions, and sell assets or stock. In addition, we will be able to sell unrestricted subsidiaries, or distribute unrestricted subsidiaries or the proceeds from a sale of any of their assets or stock to stockholders, or enter into merger, joint venture or other transactions involving them, or any combination of the foregoing, without restrictions. Payments on the 2022 Senior Notes are only required to be made by us and the subsidiary guarantors. Accordingly, claims of holders of the 2022 Senior Notes are structurally subordinated to the claims of creditors of any subsidiary that is designated in the future as an “unrestricted subsidiary” or is a securitization subsidiary, in each case in accordance with the indenture, and any future subsidiaries that are not wholly-owned by us, including trade creditors. All obligations of our non-guarantor subsidiaries, including trade payables, will have to be satisfied before any of the assets of such subsidiary would be available for distribution, upon liquidation or otherwise, to us or a subsidiary guarantor.

We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing the 2022 Senior Notes.

If we experience specified changes of control, we would be required to make an offer to repurchase all of the 2022 Senior Notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control may constitute a default under any credit facility. The indebtedness under a credit facility would be immediately due and payable in an event of default including, due to change of control. As a result, following a change of control event, we may not be able to repurchase 2022 Senior Notes unless we first repay all indebtedness outstanding under such credit facilities and any of our other indebtedness that contains similar provisions, or obtain a waiver from the holders of such indebtedness to permit us to repurchase the 2022 Senior Notes. We may be unable to repay all of that indebtedness or obtain a waiver of that type.

Any requirement to offer to repurchase outstanding 2022 Senior Notes may therefore require us to refinance our other outstanding debt, which we may not be able to do on commercially reasonable terms, if at all. In addition, our failure to purchase the 2022 Senior Notes after a change of control in accordance with the terms of the indenture would constitute an event of default under the indenture, which in turn may result in a default under any credit facility.

Our inability to repay the indebtedness under a credit facility will constitute an event of default under the indenture governing the 2022 Senior Notes, which could have materially adverse consequences to us and to the holders of the 2022 Senior Notes. In the event of a change of control, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under any such credit facility and the 2022 Senior Notes. If we are unable to fulfill such debt obligations it could materially adversely affect our financial condition and results of operations.

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

The 2022 Senior Notes are guaranteed by guarantors organized under the laws of different countries. The holders’ rights under the guarantees are thus subject to the laws of these jurisdictions, and there can be no assurance that the holders will be able to effectively enforce their rights in multiple bankruptcy, insolvency or similar proceedings. Moreover, such multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of rights of holders.

In addition, the bankruptcy, insolvency, administrative and other laws of the various jurisdictions of organization may be materially different from, or in conflict with, each other and those of the United States in certain areas, including creditors’ rights, priority of creditors, the ability to obtain post-petition interest and the duration of the insolvency proceeding. The application of these various laws in multiple jurisdictions could trigger disputes over which jurisdiction’s law should apply and could adversely affect the ability of the holders of the 2022 Senior Notes to enforce their rights and to collect payment in full under the 2022 Senior Notes and the guarantees.

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

Any judgment obtained against us in Brazilian courts in respect of any payment obligations under the guarantees normally would be expressed in the Brazilian currency equivalent of the U.S. dollar amount of such sum at the exchange rate in effect (i) on the date of actual payment, (ii) on the date on which such judgment is rendered, or (iii) on the date on which collection or enforcement proceedings are started against us. Consequently, in the event of bankruptcy, all of our debt obligations that are denominated in foreign currency, including the guarantees, will be converted into Brazilian currency at the prevailing exchange rate on the date of declaration of our bankruptcy by the court. We cannot assure to holders of our 2022 Senior Notes that such rate of exchange will afford full compensation of the amount due on the 2022 Senior Notes. Finally, bankruptcy proceedings in Brazil usually take from five to 12 years and generally the assets are not sufficient to pay off the creditors.

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

Paraguay

Bankruptcy proceedings in Paraguay may be less favorable to holders of our 2022 Senior Notes than in other jurisdictions. For example, Paraguayan creditors receive preferential treatment, which means that creditors resident in Paraguay would receive payments prior to any payment being made on the guarantees. Furthermore, the obligations under the guarantees would be subordinated to certain statutory preferences such as maritime privileges, amongst which are claims for salaries, wages, taxes, port facilities and others.

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

In addition, under Argentine law, a guarantee is considered accessory to the principal obligation. Therefore, in case our underlying obligations under the 2022 Senior Notes or the indenture are declared null, the guarantees would, under Argentine law, be deemed to be null as well.

If proceedings were brought in the courts of Argentina seeking to enforce the Argentine guarantor’s obligations under the 2022 Senior Notes, the Argentine guarantor would not be required to discharge its obligations in the original currency of the 2022 Senior Notes. Any judgment obtained against the Argentine guarantor in Argentine courts in respect of any payment obligations under the 2022 Senior Notes could be discharged solely in Argentine pesos equivalent to the U.S. dollar amount of such payment at a certain exchange rate. There can be no assurance that such rates of exchange will afford our noteholders full compensation of the amount invested in the 2022 Senior Notes plus accrued interest nor that the currency exchange regulations will permit the noteholders to convert any amount of Argentine pesos received into U.S. dollars (please refer to paragraph entitled “The foreign exchange policy of Argentina may affect the ability of the guarantors of the 2022 Senior Notes that are Argentine companies to make money remittances outside of Argentina in respect of the guarantees”).

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

Certain requirements must be met for the recognition and enforceability of foreign judgments in Brazil. Subject to the following, a final and conclusive judgment for civil liabilities rendered by any court in the United

States or elsewhere in respect of the 2022 Senior Notes and the guarantees would be recognized in the courts of Brazil (to the extent that Brazilian courts have jurisdiction) and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment has been previously ratified by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça) with such ratification being subject to:

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

Notwithstanding the foregoing, no assurance can be given that such ratification would be obtained, that the process described above would be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the U.S. securities laws with respect to the 2022 Senior Notes and the guarantees. In addition:

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

In addition, a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must grant a pledge to guarantee the payment of the defendant’s legal fees and court expenses related to court procedures for the collection of payments under the 2022 Senior Notes and the guarantees.

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

Uruguay

Should the courts of the United States rule to enforce the guarantees granted by the Uruguayan subsidiaries, the corresponding court’s resolution will be recognized and enforced in the Courts of Uruguay without review of the merits (“exequatur proceeding”) if the following formalities are met:

•	the resolution complies with the formal requirements necessary for it to be considered authentic in the jurisdiction where it was rendered;

•	the resolution and any relevant documents should be duly legalized in the country where it was issued and translated into Spanish (if necessary) by a duly authorized Uruguayan translator;

•	the court that granted the resolution should have international jurisdiction to hear the matter pursuant to the law of the state where it will produce effects (provided that the matter is not considered as a matter of exclusive jurisdiction for Uruguay);

•	the defendant was given proper notice of the proceeding (shall be duly served notice) and was granted a reasonable opportunity to defend and present its case;

•	the judgment is final in the country where it was issued;

•	the decision does not violate Uruguayan international public order.

For the purposes of enforcement and collection in Uruguay, the resolution must be filed before the Supreme Court of Justice in Uruguay, who shall be in charge of verifying compliance with the aforementioned requirements. Service of notice shall be given and the defendant will have 20 business days to oppose exequatur respond. Then, the government attorney is heard and a resolution is adopted, which is final and not subject to appeal.

If enforcement is admitted, it is remitted to the competent national court to carry out proceedings for enforcement and collection. Upon completion of the exequatur proceeding as described above, it will be possible to enforce the guarantees against each of the Uruguayan subsidiaries, without the need to appoint any agent for service of process.

Obligations under the guarantees are subordinated to certain statutory preferences.

The obligations under the guarantees are subordinated to certain statutory preferences. In the event of a liquidation, bankruptcy or judicial reorganization in certain jurisdictions including Argentina, Brazil, Paraguay and Uruguay, such statutory preferences, including post-petition claims, claims for salaries, wages, social security, taxes, court fees and expenses and claims secured by collateral, among others, will have preference over any other claims, including claims by any investor in respect of the guarantees. In such event, enforcement of the guarantees may be unsuccessful, and noteholders may be unable to collect amounts that they are due under the 2022 Senior Notes.

Our being subject to certain fraudulent transfer and conveyance statutes may have adverse implications for the holders of the 2022 Senior Notes.

Fraudulent transfer and insolvency laws may void, subordinate or limit the 2022 Senior Notes and the guarantees.

Marshall Islands

We and some of the guarantors as of the issue date are organized under the laws of the Republic of the Marshall Islands. While the Republic of the Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings, a Marshall Islands court could apply general U.S. principles of fraudulent conveyance, discussed below, in light of the provisions of the Marshall Islands Business Corporations Act, or the BCA, restricting the grant of guarantees without a corporate purpose. In such case, a Marshall Islands court could void or subordinate the 2022 Senior Notes or the guarantees, including for the reasons a U.S. court could void or subordinate a guarantee as described below.

United States

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the 2022 Senior Notes and the incurrence of the guarantees, particularly any future guarantees of any U.S. subsidiaries we might create. Under U.S. federal bankruptcy law and comparable provisions of U.S. state fraudulent transfer or conveyance laws, if any such law would be deemed to apply, which may vary from state to state, the 2022 Senior Notes or the guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the 2022 Senior Notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the 2022 Senior Notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the 2022 Senior Notes or the incurrence of the guarantees;

•	the issuance of the 2022 Senior Notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay as they mature; or

•	we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

If a court were to find that the issuance of the 2022 Senior Notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the 2022 Senior Notes or such guarantee or further subordinate the 2022 Senior Notes or such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the 2022 Senior Notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the 2022 Senior Notes. Further, the voidance of the 2022 Senior Notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt.

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

In addition, under Argentine law, a guarantee is considered accessory to the principal obligation. Therefore, in case our underlying obligations under the 2022 Senior Notes or the indenture are declared null, the guarantees would, under Argentine law, be deemed to be null as well.

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

If a court were to void the guarantee of a subsidiary guarantor as a fraudulent conveyance, or hold it unenforceable for any other reason, holders of the 2022 Senior Notes would cease to have a claim against that subsidiary guarantor and would be creditors solely of Navios Logistics and any subsidiary guarantor whose guarantee was not voided or held unenforceable.

Paraguay

Under Paraguay law which does not forbid providing such guarantees to related or non related parties, the guarantee of the 2022 Senior Notes may not be enforceable as the guarantee is considered accessory to the principal obligation, which if declared null or void, would imply that the guarantee would be deemed likewise null or void. The guarantees are valid, binding and enforceable against the guarantors. However, if a guarantor becomes subject to a creditors meeting or bankruptcy proceedings, within one year of granting the guarantee, the guarantee may be deemed to have been a fraudulent transfer and declared null.

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

In addition, under Uruguayan law, a guarantee is considered accessory to the principal obligation. Therefore, in case our underlying obligations under the 2022 Senior Notes or the indenture are declared null, the guarantees would, under Uruguayan law, be deemed to be null as well. If a court were to void the guarantee of a subsidiary guarantor as a fraudulent conveyance, or hold it unenforceable for any other reason, holders of the 2022 Senior Notes would cease to have a claim against that subsidiary guarantor and would be creditors solely of Navios Logistics and any subsidiary guarantor whose guarantee was not voided or held unenforceable.

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

The foreign exchange policy of Argentina may affect the ability of the guarantors of the 2022 Senior Notes that are Argentine companies to make money remittances outside of Argentina in respect of the guarantees.

In Argentina, since the amendment of the convertibility law in December 2001, the Argentine government has imposed several restrictions on the purchase of foreign currency in the exchange market and the transfer of funds outside of Argentina. The foreign exchange control regulations in Argentina may restrict the transfer of funds outside of Argentina for payments required to be made in respect of the guarantee of the 2022 Senior Notes. Additionally, the Argentine federal tax authority has recently imposed several restrictions and limitations on the purchase of foreign currency which may impair the ability of the Argentine guarantors to transfer funds outside of Argentina for payments required to be made in respect of the guarantees.

Item 4.	Information on the Company

A.	History and Development of the Company

We have a long history of operating in the Hidrovia region of South America. Corporacion Navios Sociedad Anonima (“CNSA”) was founded by one of our predecessor companies in 1955. Horamar Group (“Horamar”) was formed in 1992, and was combined with CNSA in January 2008 to form Navios Logistics. CNSA owned and operated the largest bulk transfer and storage port terminal in Uruguay. Horamar was a privately held Argentina-based group specializing in the transportation and storage of liquid cargoes and the transportation of dry bulk cargo in South America along the Hidrovia river system. The combination of CNSA and Horamar under the Navios Logistics umbrella created one of the largest logistics businesses in the Hidrovia region of South America.

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

On July 10, 2013, we became the sole shareholder of Hidronave South American Logistics S.A. (“Hidronave S.A.”) by acquiring the remaining 49% noncontrolling interest.

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

We have a diverse customer base including global agricultural, mining and petroleum companies. Our customers include affiliates of ADM, Axion Energy, Bunge, Cargill, Glencore, Louis Dreyfus, Petrobras,

Petropar (the national oil company of Paraguay), Shell, Vale, Vitol and YPF. We have a long history of operating in the Hidrovia region, being founded in 1955 by one of our predecessor companies which operated in the region, and have been able to generate and maintain longstanding relationships with our customers. In our dry port facility in Uruguay, we have been serving three of our key customers, ADM, Cargill and Louis Dreyfus, for more than 16 years on average. In our liquid port facility, liquid barge transportation and cabotage business, we have long-term relationships with our global petroleum customers for more than 12 years on average (such as Axion Energy, Petrobras Group, YPF and Shell). In our dry barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then. We are committed to providing quality logistics services for our customers and further developing and maintaining our long-term relationships.

We serve our customers in the Hidrovia region through our two port storage and transfer facilities, one for agricultural, forest and mineral-related exports located in Uruguay and the other for refined petroleum products located in Paraguay. We complement our two port terminals with a diverse fleet of 360 barges and pushboats (including three pushboats to be delivered) and two small inland oil tankers that operate in our barge business and nine vessels, including six oceangoing tankers, two self-propelled barges and one bunker vessel, which operate in our cabotage business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or LPG).

Since the business combination in January 2008, we have grown our vessel fleet from 123 to 371 vessels, including barges, pushboats and tankers, of which 368 are owned by us and three are chartered-in. The following is the current core fleet as of March 30, 2015.

Navios Logistics Fleet Summary (owned and chartered-in)

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat fleet(1)	27	95,920 BHP	Various Sizes and Horsepower
Dry Barges	295	512,600 DWT	Dry Cargo
Tank Barges(2)	35	112,475 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG
Self-propelled Tank Barges(3)	2	11,600 m3	Liquid Cargo
Inland Oil Tankers	2	3,900 DWT	Liquid Cargo

Total	364

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H(4)	2010	16,871	Double-hulled Product Tanker
Ferni H(4)	2010	16,871	Double-hulled Product Tanker
Heman H	2012	1,693	Double-hulled Product Tanker

Total		82,917

(1)	Three pushboats are expected to be delivered in the third quarter of 2015.
(2)	Three tank barges are chartered-in with total capacity of 6,066 m3.
(3)	These vessels serve the Argentine cabotage business.
(4)	Both tankers are chartered-in for a six-year period, and we have the obligation to purchase the vessels immediately upon the expiration of their charter periods in June 2016 at a purchase price of $9.9 million and $9.8 million, respectively.

Port Terminal Operations

Uruguay Dry Port

We believe we own and operate the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs. In 2013 and 2014, 3.7 million and 4.0 million tons of dry cargo, respectively, were moved through our dry port terminal and we currently have nine silos (some with internal separations) with total storage capacity of 460,000 tons. In our dry port terminal, we have been serving our three key customers for more than 16 years on average.

We have a free zone user agreement with the Republic of Uruguay dating back to the 1950s for the land on which we operate. The agreement has been extended to 2025 and may be extended further until 2045 at our option. Additionally, since our terminal is located in the Nueva Palmira Free Zone, foreign commodities moving through the terminal are free of Uruguayan taxes.

We believe that countries in the region will continue to increase use of land for agriculture and implement technology for increasing yields on productive lands. As a result, we have experienced significant growth in the last ten years from 1.0 million tons moved in 2000 to 4.0 million tons in 2014. We have also been expanding our capacity from 280,000 tons in 2009 to 460,000 tons as of December 31, 2014. We installed a grain drying and conditioning facility on 13.6 acres of land adjacent to our dry port terminal, which has been operational since May 2011. This facility, with 7,000 metric tons in static storage capacity, is focused primarily on Uruguayan soy for export and is expected to serve the needs of our clients for grain products that meet the quality standards required by international buyers. We believe the addition of this facility to our existing operations could save customers expense and time by reducing the need to transport their goods from other drying and conditioning facilities to our port. In addition, in October 2013 we completed the construction of an additional vessel-loading conveyor belt.

We believe there is significant potential for further expansion of this bulk terminal operation. In 2009, we were awarded an additional 15 acres of land under our free zone user agreement. During the third and fourth quarter of 2010, we acquired two 29 acre parcels of land located south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for dry and liquid bulks. In September 2011, we acquired an additional parcel of land of approximately 23 acres as part of this project. On March 19, 2013, we acquired Energias Renovables del Sur S.A. (“Enresur”) which is a free zone direct user and holds the right to occupy approximately 29 acres of undeveloped land in the Nueva Palmira free zone in Uruguay. On December 15, 2014, we acquired Edolmix S.A. (“Edolmix”), and Cartisur S.A. (“Cartisur”) two companies, which as free zone direct users, hold the right to occupy approximately 34 and 19 acres, respectively, of undeveloped riverfront land located in the Nueva Palmira free zone in Uruguay, near our existing port. Our total available land for expansion is 178 acres. We are actively looking for additional land to expand our operations.

Port Operation: The commodities most frequently handled include grain and grain products, as well as some ores and sugar. Our port terminal receives bulk cargoes from barges, trucks, and vessels, and either transfers them directly to dry bulk carriers or stores them in our modern silos for later shipment. The port terminal operates 24 hours per day, seven days per week, to provide barge and ship traffic with safe and fast turnarounds. Multiple operations may be conducted simultaneously at the port terminal, including cargoes from oceangoing vessels, barges, trucks and grain silos. The port terminal uses a fixed fee structure for customers.

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

The port terminal has three docks. The main outer dock is 240 meters long and accommodates vessels of up to 85,000 dwt loading to the maximum draft permitted for vessels at the Martin Garcia Bar and Mitre Canal. The dock has three modern ship loaders that since the construction of the second conveyor line to the main pier are capable of loading vessels at rates of up to 48,000 tons per day, depending on the vessel, use of silos and on the type of commodity. The secondary inner dock is 170 meters long and is dedicated to the discharge of barge convoys, which is carried out on both sides of the dock. The terminal is capable of discharging barge convoys at rates averaging 10,000 to 14,000 tons per day, depending on the type of barges and commodity. There is also a fixed-duty cycle crane to discharge barge convoys. In addition, discharging at our facility is optimized through the use of commodity-appropriate bucket size and type. The third inner dock is 200 meters long and is prepared to receive, secure and safely moor up to 48 barges or three 16-barge convoys at a time. The pier has direct access for cranes and trucks and is prepared to load/unload bulks or general cargo to/from barges.

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

Port Operation: The port provides short and long-term storage services for liquid cargo, as well as the sale of liquid products.

Port Infrastructure: Currently, the port has 11 major and two auxiliary tanks in operation with a capacity of 45,660 cubic meters. The plates are carbon steel, as specified by the American Standard for Testing Materials, and the construction was performed according to the standards of the American Petroleum Institute. We have available space to increase capacity to 90,000 or 100,000 cubic meters of storage at the terminal to meet our customers’ future demand.

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

Barge Operations

Overview: We service the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through our fleet of 362 vessels in our barge business. We operate different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). We typically contract our vessels either on a time charter basis or on a CoA basis.

Fleet: We control 362 vessels in our barge business, including 27 pushboats, 295 dry barges, 35 tank barges, three LPG barges and two small inland oil tankers. We have grown our fleet quickly since our business combination in January 2008. Our dry barge fleet is nearly three times the size it was in January 2008.

Products Transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils), liquefied cargo (liquefied petroleum gas (LPG)) and dry cargo (cereals, cotton pellets, soy bean, wheat, limestone (clinker), mineral iron and rolling stones). During 2014, we transported approximately 2.7 million cubic meters of liquids or tons of dry cargo, consisting of approximately 0.7 million cubic meters of liquids and 2.0 million tons of dry cargo (compared to 2.1 million in 2013, 1.8 million in 2012, and 2.2 million in 2011).

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

Our fleet consists of six oceangoing product tanker vessels, two self-propelled barges and one bunker vessel. Since December 2007, we have grown our cabotage fleet. We acquired two product tanker vessels, the Estefania H and the Makenita H, which were delivered in July 2008 and June 2009, respectively, with an aggregate capacity of 29,508 dwt. In February 2010, we took delivery of the Sara H, a 9,000 dwt double hull product oil tanker. In June 2010, we entered into long-term bareboat agreements for two new product tankers, the Ferni H and the San San H, each with a capacity of 16,871 dwt. The San San H and the Ferni H were delivered in June and July 2010, respectively. Both tankers are chartered-in for a six-year period, and we have the obligation to purchase the vessels immediately upon the expiration of the respective charter periods at a purchase price of $9.9 million and $9.8 million, respectively. In September 2015, we took delivery of He Man H, a 1,693 dwt double-hull bunker vessel.

On July 10, 2013, we became the sole shareholder of Hidronave S.A. by acquiring the then remaining 49% noncontrolling interest. This acquisition serves as a platform to enable us to build our Brazilian cabotage business if we choose to do so, since Hidronave S.A. has the certificates and other documentation required to conduct business in Brazil. For example, in May 2011 we signed 15-year charter contracts with Petrobras for six Panamax vessels, which will further expand our cabotage business. We have the option to cancel the contracts if we are unable to secure acceptable financing for the construction of the vessels.

Fleet: The table below reflects our cabotage tanker fleet as of March 30, 2015:

Vessel	Type	Built	DWT	Employment Date	Charter-Out Duration	Expiration Date of License
Malva H(1)	Product Tanker	2008	8,974	March 1, 2014	14 months	May 24, 2016
Estefania H(1)	Product Tanker	2008	12,000	October 1, 2013	24 months	September 26, 2016
Makenita H	Product Tanker	2009	17,508	May 1, 2014	16 months	June 24, 2015
Sara H	Product Tanker	2009	9,000	May 14, 2013	36 months	June 30, 2015
Ferni H	Product Tanker	2010	16,871	March 1, 2014	24 months	June 30, 2015
San San H(1)	Product Tanker	2010	16,871	January 14, 2014	17 months	June 1, 2016
Heman H	Product Tanker	2012	1,693	January 01, 2015	36 months	October 6, 2017

(1)	Charter-out expiration date: September 30, 2015

Our foreign-flagged cabotage tanker vessels operate under licenses of one to three years’ duration issued by the Argentinean maritime authorities. Such licenses for our vessels expire at various times until September 2016. Upon expiration, the licenses are generally renewed for periods of one to three years. While renewal is pending, the vessels operate under provisional licenses of two to three months’ duration which are re-issued until the longer-term license is obtained.

Products Transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils). During 2014, our cabotage fleet transported more than 1.8 million cubic meters of liquids (compared to 2.2 million cubic meters in 2013 and 2.1 million cubic meters in 2012).

Competitive Strengths

We believe that the following strengths allow us to maintain a competitive advantage within the markets we serve:

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

Developing Leading Position Through Investment and Expansion in our Port Terminals. Our dry port facility has served the growing grain exports of countries in the Hidrovia region since 1955 and its location at Nueva Palmira serves our customers’ export needs by providing easy access to the Atlantic Ocean. We believe that the 178 acres of total available land, following our recent purchases and active investigation of other prospective land acquisitions provide us with significant potential for further expansion at our dry port terminal, including the development of a new transshipment facility for dry and liquid bulks. Our crude and petroleum product port and storage facility in Paraguay is located at the convergence of land and river transportation in an area we believe will become an industrial hub. Our facility’s 45,660 cubic meters of storage, serve the needs of our customers in Paraguay, a country with no crude production and limited refining capacity, and in the Hidrovia region.

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

We believe we have high fleet utilization due to our modern cabotage fleet. Our cabotage fleet of seven double-hulled product tankers is one of the youngest in Argentina with an average age of approximately six years. Younger vessels typically have greater flexibility in their employment and less maintenance time is needed to operate such vessels. Our cabotage fleet utilization rate for the years ended December 31, 2012, 2013 and 2014 was 79.3%, 76.1% and 79.0%, respectively.

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

Long-Term Relationships with High Quality Customers. We have a long history of operating in the Hidrovia region of South America. We have long-standing relationships with a diverse group of large customers, primarily comprised of major international agriculture and oil companies and their affiliates such as ADM, Cargill, Louis Dreyfus, Petrobras, Petropar, YPF, Shell and Vale. These long term customer relationships arise from our reputation for reliability and high-quality service. In our dry port facility in Uruguay, we have been serving three of our key customers, ADM, Cargill and Louis Dreyfus, for more than 16 years on average. In our liquid port facility, liquid barge transportation and cabotage business, we have long term relationships with our global petroleum customers for more than 12 years on average. In our barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then.

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

Business Strategy

Our business strategy is to continue to operate as a diversified logistics and port terminals company and to maximize our growth and profitability while limiting our exposure to the cyclical nature of individual sectors of the logistics industry. We intend to leverage our expertise and strong customer relationships to increase volume, efficiency and market share in a targeted manner. We will continue to build upon our reputation in the logistics and port terminals industry by pursuing the following strategies:

Capitalize on Attractive Fundamentals in Our Businesses. As one of the largest owners and operators of barges and product tankers in the Hidrovia region, with some of the largest, most modern and strategically located port facilities, we believe we are well positioned to capitalize on the attractive fundamentals for storage and marine transportation services in the region. There currently exists a shortage of adequate rail and highway infrastructure in South America to meet the growing demand for exports, and the Hidrovia river system and coastal trade represent some of the more cost-efficient methods of transportation in the region. The Hidrovia river system is one of the largest navigable river systems in the world, comparable in length to the Mississippi River system in the United States. A comparison of the two river systems illustrates the significant potential for future development of the Hidrovia which serves economies that are expected to grow in the future. For example, during the period 2015-2019, Brazil is expected to grow 2.5% on average, Uruguay 3.2% on average and Paraguay 4.5% on average, according to the International Monetary Fund’s latest available data on World Economic Outlook. Advanced economies, including the United States, are expected to grow 2.4% in average during the same period, according to the same source. If such growth in the Hidrovia Region economies does not materialize, it could materially delay or prevent the Hidrovia Region from realizing its potential.

We plan to use our position as a market leader in the Hidrovia region to grow our businesses to take advantage of this opportunity. We regularly review opportunities to invest in new port facilities and other infrastructure and increase the size and capacity of our barge fleet. For example, we are developing a new transshipment facility for dry and liquid bulks in Nueva Palmira. We also plan on incorporating additional chemical/product tankers into our cabotage fleet. We believe that these tankers will serve a demand for vessels from our existing customers to service routes where both the point of origin and destination are in South America. We may also seek to add capacity by acquiring assets or companies currently operating in the Hidrovia region, and may add businesses and services that we believe are complementary to those we currently offer. We may also enter into joint venture arrangements with third parties with respect to these businesses.

Continue to Optimize Our Chartering Strategy. We continually monitor developments in the logistics industry and make charter-related decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions in order to implement our overall business strategy. Some of our charters provide fixed pricing, minimum volume requirements and fuel price adjustment formulas. On other occasions, we enter into CoAs, which allow us flexibility in transporting a certain cargo to its destination. In our cabotage business, we typically operate under time charters with durations in excess of one year at inception. We have been working with our customers in our barge business to increase the proportion of our business under time charters and CoAs of one to six years’ duration, some of which have minimum volume guarantees. Furthermore, we intend to develop relationships with new customers and cargoes as we grow our fleet capacity.

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

Continue to Capitalize on Our Relationship with Navios Holdings. Navios Holdings has developed considerable experience and a global network of relationships during its over 60-year history of investing and operating in the maritime industry. We believe our relationship with Navios Holdings, including our ability to leverage Navios Holdings’ global network of relationships, and its relationships with commercial and other banks will enable us to engage in innovative financing and to access debt and capital markets financing on favorable terms as evidenced by our past credit facility and our 2022 Senior Notes.

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

Customers

In each of our businesses, we derive a significant part of our revenues from a small number of customers. For the year ended December 31, 2014, our three largest customers, Vale, Cammessa and Axion Energy, accounted for 22.8%, 13.8% and 10.7% of our revenues, respectively, and our five largest customers accounted for approximately 60.3% of our revenues. For the year ended December 31, 2013, our two largest customers, Vale and Petropar, accounted for 18.5%, 10.7% of our revenues, respectively, and our five largest customers accounted for approximately 56.4%. For the year ended December 31, 2012, our three largest customers, Vale, YPF and Axion Energy, accounted for 18.5%, 11.5% and 11.5% of our revenues, respectively, and our five largest customers accounted for approximately 56.4%.

Our Fleet Management

We conduct all daily technical and commercial management for our owned fleet in-house and we commercially manage our chartered-in fleet. These services, as well as administration of our fleet, are provided from several offices situated in Argentina, Paraguay, Uruguay and Brazil. We will continue to undertake all technical and commercial management for our barges and pushboats and vessels, such as drydocking, repairs and maintenance, including the purchasing of supplies, spare parts and husbandry items, crewing, superintendence and preparation and payment of all related accounts on our behalf.

Employees and Crewing

We crew our fleet with Argentine, Brazilian and Paraguayan officers and seamen. Our fleet managers are responsible for selecting the crew.

As of December 31, 2014, we employed 370 land-based employees: 41 employees in the Asuncion, Paraguay office, 50 employees at the port facility in San Antonio, Paraguay, 134 employees in the Buenos Aires, Argentina office, seven employees in the Montevideo, Uruguay office, 128 employees at the port facility in Nueva Palmira, Uruguay, and 10 employees at Hidronave S.A.’s Corumba, Brazil office.

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

Corporate Information

Our legal and commercial name is Navios South American Logistics Inc. We have been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. Our office and principal place of business is located at Aguada Park Free Zone, Paraguay 2141, Of. 1603 Montevideo, Uruguay and our telephone number is +(30) (210) 459-5000. Our website is http://www.navios-logistics.com. The information on our website is not incorporated by reference into this report and should not be considered to be a part of this report. Trust Company of the Marshall Islands, Inc. serves as our agent for service of process, and our registered address, as well as address of its agent for service of process is Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960. We maintain offices in Montevideo, Uruguay, Buenos Aires, Argentina, Asuncion, Paraguay, and Corumba, Brazil. We own the Nueva Palmira port and transfer facility indirectly through our Uruguayan subsidiary, CNSA, and the San Antonio port facility through our Paraguayan subsidiary, Petrolera San Antonio S.A. (“Petrosan”). All of our subsidiaries are wholly owned.

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

Ballast Water

The IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 member states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by member-states representing enough of the gross tonnage of the world’s fleet for it to enter into force. However, as of March 10, 2015, the Convention has been ratified by 44 states, representing 32.9% of the global merchant shipping fleet’s gross tonnage, and its entry-into-force with attendant compliance costs may therefore be anticipated in the foreseeable future. Of the Hidrovia countries, as of January 31, 2013, only Brazil has adopted the BWM Convention.

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

Additionally, each country of the Hidrovia region has its own laws related to oil pollution.

•

Argentina: The Water Pollution Prevention & Surveillance Act (22.190) prohibits the dumping of oil in the waterways and establishes rules for the prevention of pollution of waterways and other elements of the environment by pollutant agents from vessels and naval devices. This Act also makes an owner and a “disponent owner” of a vessel (i.e., the person or company that has commercial control over a vessel’s operations without owning the vessel) that causes pollution strictly liable for any clean-up costs and imposes fines for violations. The Dangerous Waste Act (24.051) regulates the creation, handling, transport and final disposal of dangerous waste and makes the owner and/or guardian of the waste strictly liable and imposes fines and/or imprisonment for violations. The National Environmental Policy Act (25.675) establishes the minimum budgets needed to achieve sustainable and adequate management of the environment, makes the person who causes the environmental damage strictly liable, and states that activities that could pollute the environment must be insured. Chapter VIII of the REGINAVE (Maritime, River and Lake Navigation Regime) also governs environmental issues and imposes fines for violations. The International Convention on Oil Pollution Preparedness, Response and Co-operation (OPRC 1990) is also in force in Argentina (Act N° 24.292). The OPRC 1990 requires governments of coastal states to establish measures for dealing with pollution incidents. The Convention calls for the establishment of stockpiles of oil spill combating equipment, holding exercises and development of detailed plans for dealing with pollution incidents. According to the OPRC 1990 tankers should have an oil pollution emergency plan on board, among other measures. Argentina is also part of the 1972 Convention on the Prevention of Marine Pollution by Dumping of Wastes and Other Matter (Act N° 21.947) enacted to promote the effective control and prevent of all sources of pollution of the marine environment. The Convention further prohibits the dumping of any wastes or other matter in whatever form or condition except authorized.

•	Bolivia: A carrier is in principle liable for any pollution damage caused by cargo carried under its care. This liability may be extended to the cargo owner.

•	Brazil: The Brazilian legal framework which governs marine pollution incidents encompasses several infra-constitutional Laws and regulations, the main statutes being: Law no. 6.938/81 (Brazilian National Policy on the Environment); Law no. 7.347/1985 (which regulates the Civil Public Action); Law no. 9.966/2000 (“Oil Law’’); Law no. 9.605/98 (Environmental Crimes Law); and the Decree no. 83,540/79, which regulates the Decree that gave the force of Law to the International Convention on Civil Liability for Oil Pollution 1969 (“CLC-69”). Also, there are several regulations and international conventions ratified by Brazil, which apply (subject to qualifications) to marine pollution casualties, including: the London Convention of 1972 (“LC-72”); SOLAS 1974; MARPOL 73/78; and OPRC 90. In 1992, Brazil signed the Acuerdo de Transporte Fluvial por la Hidrovia Paraguay – Parana, together with Argentina, Bolívia, Paraguay and Uruguay, in order to develop the Hidrovía Paraguay-Paraná. In December 1997, Brazil signed together with Argentina an Agreement on Environmental Cooperation, which fosters the cooperation to preserve the marine environment, especially with respect the pollution of coastal areas.

According to the aforementioned legislation, liability for environmental pollution damages in Brazil can be assessed in three different spheres: civil; administrative; and criminal. Insofar as the liability regime for civil damages caused to the environment or to affected third parties by oil pollution, this is one of joint strict liability, i.e. the owner and its insurer, as well as any other guarantor, are jointly liable for damages, independent of fault, based on Article 14, § 1º, of Law no. 6.938/81 and Article 9, §2º of the Decree no. 83.540/79. Limitation of liability as set out in the CLC-69 is not applicable in Brazil. Insofar as administrative liability, according to Article 25 of the Oil Law, in the event of oil pollution damages, the following parties can be held administratively liable for the above-mentioned fines: the ship owner; the ship owner’s legal representative; the ship operator; the concessionaire; the master or crewman; the representatives of the port, terminal, platform, shipyard or marina; and the cargo owner. According to the same article, the administrative penalties can vary from simple warnings to fines in total up to R$50 million.

•	Paraguay: The Constitution of Paraguay regulates protection of the environment and the carrier, the cargo owners and any persons connected to a spill or pollution incident may be held strictly liable, jointly and severally. Paraguay, together with all the countries of the MERCOSUR has signed the Framework Agreement on Environtment (2003), which also promotes the environmental protection within the area.

•	Uruguay: Uruguay enacted Law n° 16.688, in order to regulate the prevention and surveillance of pollution in Uruguayan waters. This law provides for strict, joint and several liability of owners and

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

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’ request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. However, the IMO has been developing a work plan to limit or reduce greenhouse gas emissions from international shipping through the development of technical, operational and market-based measures. As part of this work plan, in July 2011 the IMO adopted mandatory measures to reduce greenhouse gas emissions from shipping. Specifically, regulations under Annex VI of MARPOL were amended to add a new Chapter 4 that mandates an Energy Efficiency Design Index for new ships and a Ship Energy Efficiency Management Plan for all ships. The regulations apply to all ships over 400 gross tonnage and came into effect on January 2, 2013. Of the Hidrovia countries, to date only Brazil has adopted Article VI of MARPOL. Any passage of climate control legislation or further implementation of regulatory initiatives by the IMO or individual countries where we operate that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

Inspection by Oil Major Vetting Departments

For the past several years the oil majors have created their own vetting departments in order to carry out their own surveys. These surveys are made by their own or external surveyors with SIRE I accreditation. Some oil majors have requirements that exceed the IMO and OCIMF requirements. YPF, for example, mandates the use of an IGS (Inert Gas System) for vessels below 20,000 dwt carrying clean products that have a flash point below 60 degrees Celsius. This requirement requires us to install IGSs in our vessels, although not compulsory under international regulations. We have successfully satisfied the operational, safety, environmental and technical vetting criteria of Axion Energy, YPF and Petrobras, and have qualified to do business with them. For Axion Energy, we have been successfully vetted for oceangoing and coastal trade and for single operations. For YPF and Petrobras, we have been successfully vetted for oceangoing trade.

TMSA Program

OCIMF’s Tanker Management and Self Assessment (“TMSA”) program was introduced in 2004 as a tool to help vessel operators assess, measure and improve their management systems. The TMSA program has been expanded to encompass all tank vessel operators, including those managing coastal vessels and barges. The program encourages vessel operators to assess their safety management systems against listed key performance indicators and provides best practice guidance to minimize the possibility of problems reoccurring. Because non-

SOLAS vessels are not subject to the ISM Code, operators of such vessels may use this guide as a tool to measure and improve their operations. A company that incorporates the guidelines contained in the TMSA into their management system may be considered as having an active assessment process, even if not being inspected under the SIRE scheme or having ISM as a management system. Vessel operators can use their assessment results to develop a phased improvement plan that improves safety and environmental performance. Although the TMSA program provides guidance, responsibility for vessel operations, and distribution of this data, lies exclusively with the vessel operator. The TMSA program builds upon the ISM Code and can provide valuable feedback to the charterer on the effectiveness of the vessel operator’s management system.

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

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks, which nonetheless remain uninsured across our fleet are “loss of hire,” “off-hire,” “strikes” and “defense.” We do not insure against these risks because the costs are regarded as disproportionately high relative to the risks and/or such cover is not commercially beneficial or contractually necessary. The loss of hire or strike insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in such policies. Should a vessel on time charter, where the vessel is paid a fixed hire day-by-day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strike insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike-bound at a loading or discharging port, or the crew of the vessel goes on strike, the insurance covers the cost of running the vessel during such periods. We maintain strike insurance for our dry and wet port terminal facilities. The defense cover is intended to pay the cost of defending a member’s position in a dispute related to a contract signed with third parties. For example, if a charter party is signed and for any reason the vessel is placed off hire, the cover pays the fees of lawyers defending the member’s position, but not the amount in dispute.

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

The table below sets forth Navios Logistics’ current corporate structure.

Navios Logistics was incorporated as a Marshall Islands corporation on December 17, 2007 and its subsidiaries are listed below:

Subsidiaries included in the consolidation:

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of operations
				2014	2013	2012
Corporacion Navios S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Energias Renovables del Sur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	3/19-12/31	—
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Thalassa Energy S.A.(i)	Argentina	Barge-Owning Company	100%	—	1/1-11/19	1/1-12/31
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navegacion Guarani S.A.(ii)	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	—	1/1-6/12	1/1-12/31
Hidrovia OSR S.A.(iii)	Paraguay	Tanker-Owning Company/Oil Spill Response & Salvage Services	100%	—	1/1-7/10	1/1-12/31
Mercofluvial S.A.(iii)	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	—	1/1-7/10	1/1-12/31
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.(iv)	Brazil	Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Horamar do Brasil Navegação Ltda.	Brazil	Non-Operating Company	100%	1/1-12/31	5/8-12/31	—
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Merco Parana S.A.(i)	Argentina	Barge-Owning Company	100%	—	1/1-11/19	7/1-12/31
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	8/20-12/31	—	—
Naviera Alto Parana S.A.	Paraguay	Non-Operating Company	100%	7/4-12/31	—	—
Edolmix S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	12/15-12/31	—	—
Cartisur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	12/15-12/31	—	—
Glensa Trading International Ltd.(v)	British Virgin Islands	Sub-Holding Company	100%	12/15-12/31	—	—
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	12/23-12/31	—	—

(i)	These companies were merged into Compania Naviera Horamar S.A. on November 19, 2013.
(ii)	This company was merged into another Paraguayan company on June 12, 2013.
(iii)	These companies were merged into other Paraguayan companies on July 10, 2013.
(iv)	On July 10, 2013, the Company became the sole shareholder of Hidronave South American Logistics S.A. (“Hidronave S.A.”) by acquiring the remaining 49% noncontrolling interest.
(v)	On January 23, 2015, Glensa Trading International Ltd. changed its name to NP Trading S.A.

D.	Property, Plants and Equipment

Our only material property is our owned vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

We and our subsidiaries currently lease (or occupy as free zone users, as the case may be), the following premises:

•	Our subsidiary CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which we operate our port and transfer facility, located at Zona Franca, Nueva Palmira, Uruguay. CNSA was authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, who on September 27, 1956 approved an agreement, as required by applicable law at the time. On December 4, 1995, CNSA rights as a direct user were renewed in a single free zone user agreement, which was subsequently amended on multiple occasions—incorporating new plots of land—until its final version dated November 27, 2009. The agreement currently in force permits CNSA to install and operate a transfer station to handle and store goods, and to build and operate a plant to receive, prepare and dry grain on land in the Nueva Palmira Free Zone. The agreement expires on December 31, 2025, with a 20-year extension at our option. We pay an annual fee of approximately $0.2 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transhipment fee of $0.20 per ton transshipped. We have certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division if we breach the terms of the agreement, or labor laws and social security contributions, and if we commit illegal acts or acts expressly forbidden by the agreement. In March 2013, CNSA acquired Enresur, a Nueva Palmira Free Zone direct user, and in December 2014, we acquired Cartisur and Edolmix, both also Nueva Palmira Free Zone direct users.

•	CNSA also leases approximately 400 square meters of space at Paraguay 2141, Montevideo, Uruguay, pursuant to a lease that expires in November 2020.

•	Our subsidiary Compania Naviera Horamar S.A. leases approximately 409 square meters at Cepeda 429 Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 2017.

•	Petrolera San Antonio S.A. leases approximately 10,481 square meters of a land and a small warehouse next to the river Paraguay at San Miguel district of Asunción over the way to the Club Mbigua, pursuant to a lease agreement that expires in June 2018.

•	Compania Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito, pursuant to a lease agreement that expires in May 2018.

•	Compania Naviera Horamar S.A. leases approximately 1,370 square meters of office space at Av. Juana Manso 205, Buenos Aires, Argentina, pursuant to a lease agreement that expires in June 2017.

•	Merco Par S.A.C.I. leases approximately 655 square meters of office space at Avenida Aviadores del Chaco No 1.669 corner San Martín, Asuncion, Paraguay, pursuant to a lease agreement that expires in November 2018.

•	Our subsidiary CNSA owns premises in Montevideo, Uruguay. This space is approximately 112 square meters and is located at Juan Carlos Gomez 1445, Oficina 701, Montevideo 1100, Uruguay.

•	Our subsidiary Petrolera San Antonio S.A. owns the premises from which it operates in Avenida San Antonio, Paraguay. This space is approximately 146,744 square meters and is located between Avenida San Antonio and Virgen de Caacupe, San Antonio, Paraguay.

•	Our subsidiary Compania Naviera Horamar S.A. owns two storehouses located at 880 Calle California, Ciudad Autonoma de Buenos Aires, Argentina and at 791/795 Calle General Daniel Cerri, Ciudad

Autonoma de Buenos Aires, Argentina of approximately 259 and 825 square meters, respectively. Compania Naviera Horamar S.A. also owns approximately 1,208 square meters of office space located in 846 Avenida Santa Fe, Ciudad Autonoma.

•	Our subsidiary Petrovia Internacional S.A. owns three plots of land in Nueva Palmira, Uruguay, two of approximately 29 acres each and one of 23 acres.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Logistics. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements, including the notes to those financial statements, for each of the fiscal years ended December 31, 2014, 2013 and 2012 which are included elsewhere in this Annual Report.

This report contains forward-looking statements. These forward-looking statements are based on Navios Logistics’ current expectations and observations. See “Forward-Looking Statements” and “Item 3.D Risk Factors” in this report for the factors that, in Navios Logistics’ view, could cause actual results to differ materially from the forward-looking statements contained in this report.

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. We are one of the largest logistics companies in the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. We serve our customers in the Hidrovia region through our two port storage and transfer facilities, one for agricultural, forest and mineral-related exports located in Uruguay and the other for refined petroleum products located in Paraguay. We complement our two port terminals with a diverse fleet of 360 barges and pushboats (including three pushboats to be delivered) and two small inland oil tankers that operate in our barge business and nine vessels, including six oceangoing tankers, two self-propelled barges and one bunker vessel, which operate in our cabotage business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or LPG).

For a discussion of our history and development, see “Item 4.A History and Development of the Company”.

Ports

We own two port storage and transfer facilities, one for agricultural, forest and mineral-related exports and the other for refined petroleum products. Our port facility in Nueva Palmira, Uruguay, with a total storage capacity of 460,000 metric tons, moved 4.0 million tons of dry cargo in 2014, as compared to 3.7 million tons of dry cargo in 2013. Our port facility in San Antonio, Paraguay, with a total storage capacity of 45,660 cubic meters, moved approximately 212,866 cubic meters of stored liquid cargos and had 61,605 cubic meters of sales of products concerning liquid fuels (primarily diesel and naphtha) in 2014 as compared to approximately 204,208 cubic meters of stored cargos and 46,868 cubic meters of sales of products in 2013.

Fleet

Our current core fleet consists of a total of 371 vessels, barges and pushboats (including three pushboats to be delivered) of which 368 are controlled by us and three are chartered-in under long-term charter-in contracts with an average remaining duration of approximately 1.0 years.

Long-term charter-in contracts are considered to be charter-in contracts with duration of more than one year at inception. We currently have entered into charter-in contracts having a minimum remaining duration of 0.5 years and maximum remaining duration of 1.2 years.

See “Item 4.B Business Overview” for details on our current core fleet.

Recent Developments

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three new pushboats with a purchase price of $7.6 million each. During the year ended December 31, 2014, Navios Logistics paid $6.9 million for the construction of the new pushboats which are expected to be delivered in the third quarter of 2015.

During the year ended December 31, 2014, Navios Logistics paid $16.3 million for dredging works related to the expansion of its dry port in Uruguay.

On August 22, 2014, Navios Logistics entered into an agreement for the acquisition of a second-hand bunker vessel which was delivered to our core fleet in September 2014. As of December 31, 2014, Navios Logistics had paid $5.5 million, representing full acquisition price and other costs, including relocation expenses.

On December 15, 2014, Navios Logistics acquired two companies, for a purchase price of $17.0 million. These companies, as free zone direct users, hold the right to occupy approximately 53 acres of undeveloped riverfront land located in the Nueva Palmira free zone in Uruguay, adjacent to Navios Logistics’ existing port. The acquisitions were accounted for as asset acquisitions. During the year ended December 31, 2014, Navios Logistics paid $10.2 million of the purchase price and the remaining balance will be paid in full during the third quarter of 2015.

A.	Operating Results

Overview

Factors affecting our results of operations

For further discussion on factors affecting our results of operations, see also “Item 3.D Risk Factors” included elsewhere in this report. For information regarding governmental, economic, fiscal, monetary or political policies that could materially affect our operations, see “Item 3.D Risk Factors—Risks Relating to Argentina”, “Risks Relating to Uruguayan Free Zone Regulation” and “Other Risks Relating to the Countries in which We Operate.”

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

Weather Conditions

As we specialize in the transport and storage of liquid cargoes, as well as the transport of dry bulk cargoes along the Hidrovia, any changes adversely affecting the region, such as low water levels, could reduce or limit our ability to effectively transport cargo.

Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products we transport and store and this could result in a reduction in demand for services.

See “Item 11. Quantitative and Qualitative Disclosures about Market Risk for a discussion of Foreign Currency Transactions, Inflation and Fuel Price Increases.”

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

Financial Highlights

For the year ended December 31, 2014 compared to the year ended December 31, 2013

The following table presents consolidated revenue and expense information for the years ended December 31, 2014 and 2013 and was derived from our audited consolidated financial statements.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2014	Year Ended December 31, 2013
Time charter, voyage and port terminal revenues	$208,507	$190,734
Sales of products	60,267	46,350
Time charter, voyage and port terminal expenses	(47,653)	(42,428)
Direct vessel expenses	(72,187)	(72,713)
Cost of products sold	(58,011)	(42,760)
Depreciation of vessels, port terminals and other fixed assets, net	(21,264)	(19,555)
Amortization of intangible assets	(3,822)	(3,799)
Amortization of deferred drydock and special survey costs	(5,838)	(3,392)
General and administrative expenses	(14,764)	(14,617)
Provision for losses on accounts receivable	(548)	(567)
Taxes other than income taxes	(9,275)	(7,912)
Gain on sale of assets	—	18
Loss on bond extinguishment	(27,281)	—
Interest expense and finance cost	(27,837)	(25,148)
Interest income	291	219
Foreign exchange differences, net	1,494	414
Other income, net	941	430

(Loss)/Income before income taxes and noncontrolling interest	$(16,980)	$5,274
Income tax benefit/(expense)	276	4,554

Net (loss)/income	(16,704)	9,828
Less: Net income attributable to the noncontrolling interest	—	(112)

Net (loss)/income attributable to Navios Logistics’ stockholders	$(16,704)	$9,716

Time Charter, Voyage and Port Terminal Revenues: For the year ended December 31, 2014, revenue increased by $17.8 million or 9.3% to $208.5 million, as compared to $190.7 million for the same period during 2013. Revenue from the port terminal business increased by $0.5 million or 1.3% to $39.7 million for the year ended December 31, 2014, as compared to $39.2 million for the same period during 2013. This increase was mainly attributable to an increase in products transported and rates charged in the dry port terminal in Uruguay. Revenue from the cabotage business increased by $5.4 million or 9.9% to $59.7 million for the year ended December 31, 2014, as compared to $54.3 million for the same period during 2013. This increase was mainly attributable to an increase in the cabotage fleet’s operating days and time-charter rates achieved. Revenue from the barge business increased by $11.9 million or 12.2% to $109.1 million for the year ended December 31, 2014, as compared to $97.2 million for the same period in 2013. This increase was mainly attributable to the commencement of operations of three new dry cargo convoys under time charter contracts during the second quarter of 2014.

Sales of Products: For the year ended December 31, 2014, sales of products increased by $13.9 million or 30.0% to $60.3 million, as compared to $46.4 million for the same period during 2013. This increase was attributable to an increase in the Paraguayan liquid port’s volume of products sold.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $5.3 million or 12.3% to $47.7 million for the year ended December 31, 2014, as compared to $42.4 million for the same period in 2013. This increase was mainly due to a $4.8 million or 15.6% increase in the time charter and voyage expenses of the barge business to $34.6 million for the year ended December 31, 2014, as compared to $29.8 million for the same period during 2013. This increase was attributable to higher fuel expense due to an increased number of voyages under CoA contracts and an increase in time charter expense due to the short term charter-in of 36 barges during the second and third quarters of 2014. Port terminal expenses increased by $0.5 million or 4.7% to $11.2 million for the year ended December 31, 2014, as compared to $10.7 million for the same period in 2013. This increase was attributable to an increase in volumes transported through our dry port facility in Uruguay. Time charter and voyage expenses of the cabotage business remained the same, amounting to $1.9 million for both periods.

Direct Vessel Expenses: Direct vessel expenses decreased by $0.5 million or 0.7% to $72.2 million for the year ended December 31, 2014, as compared to $72.7 million for the same period in 2013. Direct vessel expenses of the cabotage business decreased by $1.8 million or 5.3% to $32.7 million for the year ended December 31, 2014, as compared to $34.5 million for the same period in 2013. This decrease was mainly attributable to lower crew and repairs and maintenance costs. The overall decrease was mitigated by a $1.3 million or 3.4% increase in direct vessel expenses of the barge business to $39.5 million for the year ended December 31, 2014, as compared to $38.2 million for the same period in 2013. This increase primarily resulted from the operation of three additional convoys since the second quarter of 2014. Direct vessel expenses include crew costs, victualling costs, dockage expenses, lubricants, stores, insurance, maintenance and repairs.

Cost of Products Sold: For the year ended December 31, 2014, cost of products sold increased by $15.2 million or 35.7% to $58.0 million, as compared to $42.8 million for the same period during 2013. This increase was attributable to the increase in the Paraguayan liquid port’s volume of products sold.

Depreciation of Vessels, Port Terminals and Other Fixed Assets, Net: Depreciation of vessels, port terminals and other fixed assets, net increased by $1.7 million or 8.7% to $21.3 million for the year ended December 31, 2014, as compared to $19.6 million for the same period of 2013. Depreciation of fixed assets in the barge business increased by $1.3 million or 8.7% to $15.3 million for the year ended December 31, 2014, as compared to $14.0 million for the same period in 2013, mainly due to the depreciation of the three new convoys acquired in the first half of 2014. Depreciation of fixed assets in the port terminal business increased by $0.5 million or 18.6% to $3.4 million for the year ended December 31, 2014, as compared to $2.9 million for the same period in 2013. This increase was mainly due to the construction of the new conveyor belt in the dry port which was completed in the fourth quarter of 2013. The overall increase was partially offset by an decrease in the depreciation of fixed assets in the cabotage business by $0.1 million or 1.8% to $2.6 million for the year ended December 31, 2014, as compared to $2.7 million for the same period in 2013.

Amortization of Intangibles Assets: Amortization of intangible assets remained the same, amounting to $3.8 million for both the years ended December 31, 2014 and 2013. Amortization of intangible assets in the barge business was $2.8 million and in the port terminal business was $1.0 million in both periods.

Amortization of Deferred Drydock and Special Survey Costs: For the year ended December 31, 2014, amortization of deferred drydock and special survey costs increased by $2.4 million or 72.1% to $5.8 million, as compared to $3.4 million for the same period in 2013. The increase was mainly attributable to additional drydock and special survey costs in the barge and cabotage businesses.

General and Administrative Expenses: General and administrative expenses increased by $0.2 million or 1.0% to $14.8 million for the year ended December 31, 2014, as compared to $14.6 million for the same period during 2013. This increase was mainly attributable to an increase in rent and other general and administrative expenses.

Provision for Losses on Accounts Receivable: Provision for losses on accounts receivable decreased by $0.1 million or 3.4% to $0.5 million for the year ended December 31, 2014, as compared to $0.6 million for the same period in 2013. Taxes Other Than Income Taxes: Taxes other than income taxes increased by $1.4 million or

17.2% to $9.3 million for the year ended December 31, 2014, as compared to $7.9 million for the same period during 2013. This increase was mainly attributable to $1.3 million increase in the cabotage business and a $0.3 million increase in the barge business due to increased operations. The overall increase was mitigated by a $0.2 million decrease in taxes other than income taxes in the port terminal business.

Gain on Sale of Assets: For the year ended December 31, 2014, there was no gain on sale of assets. During the year ended December 31, 2013, gain on sale of assets was less than $0.1 million.

Loss on bond extinguishment: On May 5, 2014, the Co-Issuers (as defined herein) completed a Tender Offer (as defined herein) and related solicitation of consents for certain proposed amendments to the indenture governing the 2019 Senior Notes (as defined herein), for any and all of their outstanding 2019 Senior Notes. After the purchase by the Co-Issuers of all 2019 Notes validly tendered and not validly withdrawn prior to the consent payment deadline, the Co-Issuers also redeemed for cash all 2019 Senior Notes that remained outstanding after the completion of the Tender Offer, plus accrued and unpaid interest to, but not including, the redemption date. The effect of this transaction was the recognition of a $27.3 million loss in the statement of operations under “Loss on bond extinguishment”, which comprises a $7.9 million loss relating to the accelerated amortization of unamortized deferred finance costs, $3.1 million gain relating to the accelerated amortization of the unamortized Additional 2019 Notes (as defined herein) premium and a $22.5 million loss relating to tender premium fees and expenses in connection with the 2019 Senior Notes extinguishment.

Interest Expense and Finance Cost: Interest expense and finance cost increased by $2.7 million or 10.7% to $27.8 million for the year ended December 31, 2014, as compared to $25.1 million for the same period in 2013. The increase in interest expense and finance cost was mainly attributable to the interest expense generated by the Additional 2019 Notes (as defined herein), issued in March 2013 and the interest expense generated by the 2022 Senior Notes (as defined herein) issued in April 2014.

Interest Income: Interest income increased by $0.1 million or 32.9% to $0.3 million for the year ended December 31, 2014, as compared to $0.2 million for the same period in 2013. The increase is due to more income from short-term deposits.

Foreign Exchange Differences, net: Gain from foreign exchange differences increased by $1.1 million or 260.9% to $1.5 million for the year ended December 31, 2014 as compared to a $0.4 million for the same period in 2013. The variation is mainly attributable to a favorable fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conducted our operations.

Other Income, Net: Other income, net increased by $0.5 million or 118.8% to $0.9 million for the year ended December 31, 2014, as compared to $0.4 million for the same period in 2013. This was due to an increase in the port terminal business attributed to settlement of claims in the first half of 2014.

Income Tax Benefit/(Expense): Income tax benefit decreased by $4.3 million or 93.9% to $0.3 million for the year ended December 31, 2014, as compared to $4.6 million of benefit for the same period in 2013. The port terminal business had a decrease of $1.4 million to $0.2 million benefit for the year ended December 31, 2014, as compared to $1.6 million benefit for the same period in 2013. The barge business had a decrease of $2.1 million to $2.1 million benefit for the year ended December 31, 2014, as compared to $4.2 million benefit for the same period in 2013. The cabotage business had an increase in income tax expense of $0.8 million, to $2.0 million of expense for the year ended December 31, 2014, as compared to a $1.2 million of expense in the same period in 2013. The total change in income taxes was mainly attributable to the merging of certain subsidiaries in Paraguay resulting in a one off income tax benefit in deferred income tax of $4.3 million for the year ended December 31, 2013.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest was $0 for the year ended December 31, 2014 as compared to $0.1 million for the same period in 2013, as Navios Logistics acquired all its noncontrolling interests in 2013.

For the year ended December 31, 2013 compared to the year ended December 31, 2012

The following table presents consolidated revenue and expense information for the years ended December 31, 2013 and 2012 and was derived from our audited consolidated financial statements.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2013	Year Ended December 31, 2012
Time charter, voyage and port terminal revenues	$190,734	$178,619
Sales of products	46,350	68,414
Time charter, voyage and port terminal expenses	(42,428)	(41,776)
Direct vessel expenses	(72,713)	(69,476)
Cost of products sold	(42,760)	(65,039)
Depreciation of vessels, port terminals and other fixed assets, net	(19,555)	(22,502)
Amortization of intangible assets	(3,799)	(4,438)
Amortization of deferred drydock and special survey costs	(3,392)	(1,332)
General and administrative expenses	(14,617)	(14,844)
Provision for losses on accounts receivable	(567)	(747)
Taxes other than income taxes	(7,912)	(8,212)
Gain on sale of assets	18	—
Interest expense and finance cost, net	(25,148)	(20,057)
Interest income	219	388
Foreign exchange differences, net	414	(279)
Other income, net	430	1,492

Income before income taxes and noncontrolling interest	$5,274	$211
Income tax benefit/(expense)	4,554	(35)

Net income	9,828	176
Less: Net income attributable to the noncontrolling interest	(112)	(20)

Net income attributable to Navios Logistics’ stockholders	$9,716	$156

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

Depreciation of Vessels, Port Terminals and Other Fixed Assets, Net: Depreciation of vessels, port terminals and other fixed assets, net decreased by $2.9 million or 13.1% to $19.6 million for the year ended December 31, 2013, as compared to $22.5 million for the same period of 2012. Depreciation of fixed assets in the barge business decreased by $1.5 million or 9.8% to $14.0 million for the year ended December 31, 2013, as compared to $15.5 million for the same period in 2012. Depreciation of fixed assets in the cabotage business decreased by $1.5 million or 36.1% to $2.7 million for the year ended December 31, 2013, as compared to $4.2 million for the same period in 2012. The decrease in the barge and the cabotage businesses was primarily due to the fact that certain of these assets were fully depreciated in 2012. The overall decrease was partially offset by an increase in the depreciation of fixed assets in the port terminal business by $0.1 million or 2.4% to $2.9 million for the year ended December 31, 2013, as compared to $2.8 million for the same period in 2012. This increase was mainly attributable to the additional depreciation generated by the completion of the new silo in our dry port in the second quarter of 2012.

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

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net, increased by $5.0 million or 25.4% to $25.1 million for the year ended December 31, 2013, as compared to $20.1 million for the same period in 2012. The increase in interest expense and finance costs, net was mainly attributable to the interest expense generated by the Additional 2019 Notes (as defined in”—Item 5B. Liquidity and Capital Resources—Long-term Debt Obligations—2019 Senior Notes” issued in March 2013).

Interest Income: Interest income decreased by $0.2 million or 43.6% to $0.2 million for the year ended December 31, 2013, as compared to $0.4 million for the same period in 2012. The decrease is due to less income from short-term deposits.

Foreign Exchange Differences, net: Foreign exchange differences, net decreased by $0.7 million or 284.4% to a $0.4 million gain for the year ended December 31, 2013 as compared to a $0.3 million loss for the same period in 2012. The variation is mainly attributable to a favorable fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conducted our barge and cabotage business operations.

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

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest increased to $0.1 million for the year ended December 31, 2013 as compared to less than $0.1 million for the same period in 2012.

Adjusted EBITDA Reconciliation to Net (Loss)/Income Attributable to Navios Logistics’ Stockholders

EBITDA represents net income/(loss) attributable to Navios Logistics’ stockholders before interest, taxes, depreciation and amortization. Adjusted EBITDA in this document represents EBITDA before loss on bond extinguishment. Adjusted EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

Adjusted EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. While Adjusted EBITDA is frequently used as a measure of operating performance, the definition of Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Year Ended December 31, 2014

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Unallocated Interest	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$23,177	$638	$(37,586)	$(2,933)	$(16,704)
Loss on bond extinguishment	—	5,000	22,281	—	27,281
Depreciation of vessels, port terminals and other fixed assets, net	3,385	2,606	15,273	—	21,264
Amortization of intangible assets	987	—	2,835	—	3,822
Amortization of deferred drydock and special survey costs	—	3,000	2,838	—	5,838
Interest income	(48)	—	(243)	—	(291)
Interest expense and finance cost, net	1,329	5,537	18,038	2,933	27,837
Income tax (benefit)/expense	(168)	2,025	(2,133)	—	(276)

Adjusted EBITDA	$28,662	$18,806	$21,303	$—	$68,771

Year Ended December 31, 2013

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Unallocated Interest	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$27,307	$226	$(15,548)	$(2,269)	$9,716
Depreciation of vessels, port terminals and other fixed assets, net	2,853	2,655	14,047	—	19,555
Amortization of intangible assets	983	—	2,816	—	3,799
Amortization of deferred drydock and special survey costs	—	2,188	1,204	—	3,392
Interest income	(75)	—	(144)	—	(219)
Interest expense and finance cost, net	—	6,504	16,375	2,269	25,148
Income tax (benefit)/expense	(1,587)	1,218	(4,185)	—	(4,554)

Adjusted EBITDA	$29,481	$12,791	$14,565	$—	$56,837

Year Ended December 31, 2012

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$19,260	$284	$(19,388)	$156
Depreciation of vessels, port terminals and other fixed assets, net	2,785	4,152	15,565	22,502
Amortization of intangible assets	930	—	3,508	4,438
Amortization of deferred drydock and special survey costs	—	463	869	1,332
Interest income	(266)	(1)	(121)	(388)
Interest expense and finance cost, net	1	6,635	13,421	20,057
Income tax expense/(benefit)	889	99	(953)	35

Adjusted EBITDA	$23,599	$11,632	$12,901	$48,132

Adjusted EBITDA increased by $12.0 million to $68.8 million for the year ended December 31, 2014, as compared to $56.8 million for the same period of 2013. This increase was mainly due to (a) a $17.8 million increase in time charter, voyage and port terminal revenues, of which $11.9 million was attributable to the barge business, $5.4 million was attributable to the cabotage business and $0.5 million was attributable to the port terminal business, (b) a $13.9 million increase in sales of products sold in the port terminal business, (c) a $1.1 million increase in foreign exchange differences gain, of which $0.8 million was attributable to the barge business, $0.2 million was attributable to the port terminal business and $0.1 million to the cabotage business, (d) a $0.6 million increase in other income, net attributable to the port terminal business, (e) a $0.5 million decrease in direct vessel expenses attributable to a $1.8 million decrease in the cabotage business, mitigated by a $1.3 million increase in the barge business, (f) a $0.1 million decrease in noncontrolling interest and (g) a $0.1 million decrease in provision for losses on accounts receivable This increase was partially offset by (a) a $15.2 million increase in cost of products sold in the port terminal business, (b) a $5.3 million increase in time charter, voyage and port terminal expenses attributable to a $4.8 million increase in the barge business and $0.5 million increase in the port terminal business, (c) a $1.4 million increase in taxes other than income taxes attributable to a $1.3 million increase in the cabotage business, a $0.3 million increase in the barge business, mitigated by a $0.2 million decrease in the port terminal business and (d) a $0.2 million increase in general and administrative expenses attributable to a $0.4 million increase in the port terminal business, mitigated by a $0.2 million decrease in the barge business.

Adjusted EBITDA increased by $8.7 million to $56.8 million for the year ended December 31, 2013, as compared to $48.1 million for the same period of 2012. This increase was mainly due to (a) a $12.1 million increase in time charter, voyage and port terminal revenues, of which $1.7 million was attributable to the cabotage business, $3.4 million was attributable to the barge business and $7.0 million was attributable to the port terminal business, (b) a $22.2 million decrease in cost of products sold in the port terminal business, (c) a $0.2 million decrease in general and administrative expenses attributable to a $0.2 million decrease in the barge business and a $0.2 million decrease in the port terminal business mitigated by a $0.2 million increase in the cabotage business,(d) a $0.3 million decrease in taxes other than income taxes attributable to a $0.9 million decrease in the barge business mitigated by a $0.5 million increase in the cabotage business and a $0.1 milion increase in the port terminal business, (e) a $0.7 million decrease in losses from foreign exchange differences and (f) a $0.1 million decrease in provision for losses on accounts receivable. This increase was partially offset by (a) a $22.0 million decrease in sales of products in the port terminal business, (b) a $3.2 million increase in direct vessel expenses attributable to a $3.3 million increase in the barge business mitigated by a $0.1 million decrease in the cabotage business, (c) a $0.6 million increase in time charter, voyage and port terminal expenses attributable to a $1.3 million increase in the port terminal business and a $0.2 million increase in the cabotage business mitigated by a $0.9 million decrease in the barge business, and (d) a $1.1 million decrease in other income, net attributable to a $0.6 million decrease in the barge business, a $0.4 million decrease in the cabotage business and a $0.1 million decrease in the port terminal business.

B.	Liquidity and Capital Resources

We have historically financed our capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under our credit facilities and issuance of other debt. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards and repayments of credit facilities. We anticipate that cash on hand, internally generated cash flows, borrowings under future credit facilities and issuance of other debt will be sufficient to fund our operations, including working capital requirements. In addition, we regularly review opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “—Working Capital”, “—Capital Expenditures” and “—Long-term Debt Obligations and Credit Arrangements” for further discussion of our working capital position.

The following table presents cash flow information for each of the years ended December 31, 2014, 2013 and 2012.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Net cash provided by operating activities	$13,020	$14,498	$24,230
Net cash used in investing activities	(101,858)	(61,488)	(17,632)
Net cash provided by/(used in) financing activities	74,200	88,021	(1,589)

Net (decrease)/increase in cash and cash equivalents	(14,638)	41,031	5,009
Cash and cash equivalents, beginning of year	86,569	45,538	40,529

Cash and cash equivalents, end of year	$71,931	$86,569	$45,538

Cash provided by operating activities for the year ended December 31, 2014 as compared to the year ended December 31, 2013:

Net cash from operating activities decreased by $1.5 million to $13.0 million cash provided by operating activities for the year ended December 31, 2014 as compared to $14.5 million cash provided by operating activities for the year ended December 31, 2013. In determining net cash from operating activities, net (loss)/income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2014	Year Ended December 31, 2013
Net (loss)/income	$(16,704)	$9,828
Depreciation of vessels, port terminals and other fixed assets, net	21,264	19,555
Amortization of intangible assets	3,822	3,799
Amortization of deferred financing costs	677	776
Amortization of deferred drydock and special survey costs	5,838	3,392
Provision for losses on accounts receivable	548	567
Income tax (benefit)/expense	(276)	(4,554)
Loss on bond extinguishment	4,786	—
Gain on sale of assets	—	(18)

Net income adjusted for non-cash items	$19,955	$33,345

Accounts receivable, net increased by $7.8 million from $21.5 million at December 31, 2013 to $29.3 million at December 31, 2014. This increase was mainly attributable to higher sales of products close to year end.

Prepaid expenses and other current assets increased by $1.8 million from $8.8 million at December 31, 2013 to $10.6 million at December 31, 2014. This increase was attributable to (a) a $2.0 million increase in insurance claims to be recovered, (b) a $1.1 million increase in prepaid VAT and other taxes, partially offset by (a) a $0.7 million decrease in prepaid insurances and (b) a $0.6 million decrease in advances to suppliers.

Accounts payable and due to related parties increased by $7.5 million from $29.2 million at December 31, 2013 to $36.7 million at December 31, 2014. The main reason for this decrease was a $10.6 million increase in trade payable.

Deferred income increased by $5.3 million from $0.9 million at December 31, 2013 to $6.2 million at December 31, 2014. This increase relates to the cabotage business.

Inventories increased by $3.5 million from $8.9 million at December 31, 2013 to $12.4 million at December 31, 2014. This increase was due to an increase in inventory of our liquid port in Paraguay.

Accrued expenses decreased by $0.2 million from $18.3 million at December 31, 2013 to $18.1 million at December 31, 2014. This decrease was attributable to (a) a decrease of $1.1 million in accrued bond coupon expense and (b) a $0.4 million in accrued taxes, partially offset by (a) $0.7 million increase in accrued fees and other and (b) a $0.6 million increase in accrued salaries.

Cash used in investing activities for the year ended December 31, 2014 as compared to the year ended December 31, 2013:

Net cash used in investing activities increased by $40.4 million to $101.9 million for the year ended December 31, 2014 from $61.5 million for the same period in 2013.

Cash used in investing activities for the year ended December 31, 2014 was mainly the result of (a) $0.7 million in payments for the construction of a new conveyor belt in Nueva Palmira, (b) $6.9 million in payments for the construction of three new pushboats, expected to be delivered in the third quarter of 2015, (c) $5.5 million in payments for the acquisition of a second-hand bunker vessel, including relocation costs (d) $3.7 million in payments for the acquisition and transport of three pushboats which were delivered in the first quarter of 2014, (e) $52.7 million in payments for the construction and transport of new dry barges, (f) $16.3 million for dredging works related to the expansion of the dry port in Uruguay, (g) $10.2 million for the acquisition of Edolmix and Cartisur (both acquisitions of intangible assets) and (h) $5.9 million in payments for the purchase of other fixed assets.

Cash used in investing activities for the year ended December 31, 2013 was mainly the result of (a) $14.3 million in payments for the construction of a new conveyor belt in Nueva Palmira, (b) $19.8 million deposits for the acquisition of three pushboats, which were delivered in the first quarter of 2014, (c) $11.6 million deposits for the construction of new dry barges, which were delivered in the third quarter of 2014, (d) $2.1 million in payments for the acquisition of Enresur, an Uruguayan company which controls approximately 29 acres of undeveloped land located in the Nueva Palmira free zone in Uruguay, near our existing port (acquisition of intangible asset), (e) $3.3 million in payments for the construction of two new tank barges, (f) $3.6 million in payments for improvements of our barge fleet and (g) $6.8 million in payments for the purchase of other fixed assets.

Cash provided by financing activities for the year ended December 31, 2014 as compared to the year ended December 31, 2013:

Cash provided by financing activities decreased by $13.8 million to $74.2 million of cash provided by financing activities for the year ended December 31, 2014, as compared to cash provided by financing activities of $88.0 million for the same period of 2013.

Cash provided by financing activities for the year ended December 31, 2014 was mainly due to the $375.0 million proceeds from the issuance of the 2022 Senior Notes. This was partially offset by (a) the $290.0 million repayment of the 2019 Senior Notes, (b) $1.4 million in payments for obligations under capital leases in connection with the San San H and the Ferni H and (c) $9.3 million in payments of deferred financing costs following the issuance of the 2022 Senior Notes.

Cash provided by financing activities for the year ended December 31, 2013 was mainly due to the $93.4 million proceeds from the Additional 2019 Notes issued in March 2013. This was partially offset by (a) $1.4 million in payments for obligations under capital leases in connection with the San San H and the Ferni H, (b) a $0.8 million in payments for the acquisition of noncontrolling interests and (c) $3.2 million in payments of deferred financing costs following the issuance of the Additional 2019 Notes.

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

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2013	Year Ended December 31, 2012
Net income	$9,828	$176
Depreciation of vessels, port terminals and other fixed assets, net	19,555	22,502
Amortization of intangible assets	3,799	4,438
Amortization of deferred financing costs	776	1,090
Amortization of deferred drydock and special survey costs	3,392	1,332
Provision for losses on accounts receivable	567	747
Income tax benefit/expense	(4,554)	35
Gain on sale of assets	(18)	—

Net income adjusted for non-cash items	$33,345	$30,320

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

Accrued expenses increased by $1.3 million to $18.3 million at December 31, 2013 from $17.0 million at December 31, 2012. The primary reason was an increase of (a) $1.7 million in accrued bond coupon expense, (b) $0.2 million in accrued salaries and (c) $0.2 million in accrued fees and other. Such increase was mitigated by (a) a $0.8 million decrease in taxes payable.

Cash used in investing activities for the year ended December 31, 2013 as compared to the year ended December 31, 2012:

Net cash used in investing activities increased by $43.9 million to $61.5 million for the year ended December 31, 2013 from $17.6 million for the same period in 2012.

Cash used in investing activities for the year ended December 31, 2013 was mainly the result of (a) $14.3 million in payments for the construction of a new conveyor belt in Nueva Palmira, (b) $19.8 million for the acquisition of three pushboats, which were delivered in the first quarter of 2014, (c) $11.6 million for the construction of new dry barges, which were delivered in the third quarter of 2014, (d) $2.1 million in payments for the acquisition of Enresur, an Uruguayan company which controls approximately 29 acres of undeveloped land located in the Nueva Palmira free zone in Uruguay, near our existing port (acquisition of intangible asset), (e) $3.3 million in payments for the construction of two new tank barges, (f) $3.6 million in payments for improvements of our barge fleet and (g) $6.8 million in payments for the purchase of other fixed assets.

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

Cash provided by financing activities for the year ended December 31, 2013 as compared to cash used in financing activities for the year ended December 31, 2012:

Cash used in financing activities decreased by $89.6 million to $88.0 million of cash provided by financing activities for the year ended December 31, 2013, as compared to cash used in financing activities of $1.6 million for the same period of 2012.

Cash provided by financing activities for the year ended December 31, 2013 was mainly due to the $93.4 million proceeds from the Additional 2019 Notes issued in March 2013. This was partially offset by (a) $1.4 million in payments for obligations under capital leases in connection with the product tanker vessels, the San San H and the Ferni H, (b) a $0.8 million in payments for the acquisition of noncontrolling interests and (c) $3.2 million in payments of deferred financing costs following the issuance of the Additional 2019 Notes.

Cash used in financing activities for the year ended December 31, 2012 was $1.6 million relating mainly to $1.5 million payments for obligations under capital leases in connection with the product tanker vessels, the San San H and the Ferni H.

Long-term Debt Obligations and Credit Arrangements

2019 Senior Notes

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $200.0 million in aggregate principal amount of Senior Notes due on April 15, 2019 (the “Existing 2019 Senior Notes”) at a fixed rate of 9.25%. On March 12, 2013, the Co-Issuers issued $90.0 million in aggregate principal amount of 9.25% Senior Notes due 2019 (the “Additional 2019 Notes” and, together with the Existing 2019 Senior Notes, the “2019 Senior Notes”) at a premium, with a price of 103.750%.

On May 5, 2014, the Co-Issuers completed a Tender Offer (the “Tender Offer”) and related solicitation of consents for certain proposed amendments to the indenture governing the 2019 Senior Notes, for any and all of their outstanding 2019 Senior Notes. After the purchase by the Co-Issuers of all 2019 Notes validly tendered and not validly withdrawn prior to the consent payment deadline, the Co-Issuers redeemed for cash all 2019 Senior Notes that remained outstanding after the completion of the Tender Offer, plus accrued and unpaid interest to, but not including, the redemption date. The effect of this transaction was the recognition of a $27.3 million loss in the statement of operations under “Loss on bond extinguishment”.

2022 Senior Notes

On April 22, 2014, the Co-Issuers issued $375.0 million in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”) and Naviera Alto Parana S.A. (“Naviera Alto Parana”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

The Co-Issuers have the option to redeem the 2022 Senior Notes in whole or in part, at their option, at any time (i) before May 1, 2017, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. At any time before May 1, 2017, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2022 Senior Notes with the net proceeds of an equity offering at 107.250% of the principal amount of the 2022 Senior Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2022 Senior Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the 2022 Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to the Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The 2022 Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Senior Notes, a failure to comply with covenants, a failure by the us or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary.

Other Indebtedness

In connection with the acquisition of Hidronave South American Logistics S.A. (“Hidronave S.A.”), on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of the pushboat Nazira.

As of December 31, 2014, the outstanding loan balance was $0.5 million. The loan facility bears a fixed interest rate of 600 basis points. The loan will be repaid in monthly installments and the final repayment date must occur prior to August 10, 2021.

We were in compliance with all the covenants as of December 31, 2014.

The maturity table below reflects the principal payments for the next five years and thereafter on all credit facilities outstanding as of December 31, 2014, based on the repayment schedule of the respective loan facilities (as described above).

Payment due by period	As of December 31, 2014 (Amounts in millions of U.S. dollars)
December 31, 2015	0.1
December 31, 2016	0.1
December 31, 2017	0.1
December 31, 2018	0.1
December 31, 2019	0.1
December 31, 2020 and thereafter	375.0

Total long-term borrowings	$375.5

Working Capital

On December 31, 2014, our current assets totaled $124.3 million, while current liabilities totaled $69.2 million, resulting in a positive working capital position of $55.1 million. Our cash forecast indicates that we will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on our indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Our Argentine subsidiaries could be prevented from transferring funds outside of Argentina. See “Item 3.D Risk Factors—Risks Relating to Argentina.”

While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, we continue to review our cash flows with a view toward increasing working capital.

Capital Expenditures

On May 9, 2012, we entered into an agreement for the restructuring of the capital leases for the San San H and the Ferni H, by extending their duration until June 2016 and amending the purchase price obligation to $9.9 million and $9.8 million, each at the end of the extended period. As of December 31, 2014, the obligations for these vessels were accounted for as capital leases and the lease payments during the year ended December 31, 2014 for both vessels were $1.4 million.

During the second quarter of 2012, we began the construction of a new conveyor belt in our dry port facility in Nueva Palmira, which became operational in October 2013. As of December 31, 2014, we had paid $22.5 million and the construction of the new conveyor belt had been completed.

During the second quarter of 2012, we began the construction of four new tank barges. Two barges were delivered in October and December 2012 and two were delivered in April and June 2013, with a cost of $1.9 million each.

On June 26, 2013, we acquired three pushboats for an aggregate purchase price of $20.3 million. These pushboats were delivered in the first quarter of 2014.

On August 5, 2013, we entered into an agreement for the construction of 36 dry barges for an aggregate purchase price of $19.1 million. These barges were delivered in the second quarter of 2014. On October 8, 2013, the Company exercised the option for the construction of an additional 36 dry barges based on the same terms of the initial agreement. These barges were delivered in the third quarter of 2014. As of December 31, 2014, we had paid $64.3 million for both sets of barges, representing the purchase price and other acquisition costs, including transportation.

On February 11, 2014, we entered into an agreement for the construction of three newbuilding pushboats with a purchase price of $7.6 million for each pushboat. During the nine month period ended September 30, 2014, we paid $6.9 million for the construction of the new pushboats which are expected to be delivered in the third quarter of 2015.

During the year ended December 31, 2014, we paid $16.3 million for dredging works related to the expansion of our dry port in Uruguay.

On August 22, 2014, we entered into an agreement for the acquisition of a second-hand bunker vessel, which was delivered to our core fleet in September 2014. As of December 31, 2014, we had paid $5.5 million, representing full acquisition price and other costs, including relocation expenses.

See also “Item 7.B. Certain Relationships and Related Party Transactions—Due to Related Parties, Net” included elsewhere in this report.

Dividend Policy

The payment of dividends is at the discretion of Navios Logistics’ board of directors. Navios Logistics anticipates retaining most of its future earnings, if any, for use in its operations and the expansion of its business. Any determination as to dividend policy will be made by Navios Logistics’ board of directors and will depend on a number of factors, including the requirements of Marshall Islands law, Navios Logistics’ future earnings, capital requirements, financial condition and future prospects and such other factors as Navios Logistics’ board of directors may deem relevant. Marshall Islands law generally prohibits the payment of dividends other than from surplus, when a company is insolvent or if the payment of the dividend would render the company insolvent.

Navios Logistics’ ability to pay dividends is also restricted by the terms of the indenture governing its 2022 Senior Notes.

Because Navios Logistics is a holding company with no material assets other than the stock of its subsidiaries, its ability to pay dividends is dependent upon the earnings and cash flow of its subsidiaries and their ability to pay dividends to Navios Logistics. If there is a substantial decline in any of the markets in which Navios Logistics participates, its earnings will be negatively affected, thereby limiting its ability to pay dividends.

Concentration of Credit Risk

Accounts Receivable

Concentrations of credit risk with respect to accounts receivables are limited due to our large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk, beyond amounts provided for collection losses, is inherent in our trade receivables. For the year ended December 31, 2014, our three largest customers, Vale,

Cammessa and Axion Energy, accounted for 22.8%, 13.8% and 10.7% of our revenues, respectively, and our five largest customers accounted for approximately 60.3%. For the year ended December 31, 2013, our two largest customers, Vale and Petropar, accounted for 18.5% and 10.7% of our revenues, respectively, and our five largest customers accounted for approximately 56.4% of our revenues. For the year ended December 31, 2012, our three largest customers, Vale, YPF and Axion Energy, accounted for 18.5%, 11.5% and 11.5% of our revenues, respectively and our five largest customers accounted for approximately 56.4% of our revenues. Other than our largest customers mentioned above, no other customer accounted for more than 10% of our revenues during the years ended December 31, 2014, 2013 and 2012.

Cash Deposits with Financial Institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Although we maintain cash deposits in excess of government-provided insurance limits, we minimize our exposure to credit risk by dealing with a diversified group of major financial institutions.

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

As of December 31, 2014, our subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to a total of approximately $0.1 million. According to the Horamar acquisition agreement, if such cases are brought against us, the amounts involved will be reimbursed by the previous shareholders, and, as such, we have recognized a receivable against such liability. The contingencies are expected to be resolved by 2021. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect our financial position, results of operations or liquidity.

The Company issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol up to $12.0 million. This guarantee expires on March 1, 2016.

F.	Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as of December 31, 2014:

Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Payment due by period (in million $)

Long-term debt obligations(1)	$0.1	$0.2	$0.2	$375.0	$375.5
Operating lease obligations (Time charters)	0.2	—	—	—	0.2
Capital lease obligations(2)	1.4	20.9	—	—	22.3
Acquisition of three pushboats(3)	16.0	—	—	—	16.0
Acquisition of chartered-in fleet obligations(4)	5.6	1.9	—	—	7.5
Acquisition of Edolmix and Cartisur(5)	6.8	—	—	—	6.8
Rent obligations(6)	0.9	1.4	0.4	0.1	2.8

Total	$31.0	$24.4	$0.6	$375.1	$431.1

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities
(2)	Future remaining contractual payments for the two of our cabotage vessels under capital lease, the Ferni H and the San San H.
(3)	Future remaining contractual payments for the acquisition of three pushboats.
(4)	Future remaining contractual payments for the acquisition of one pushboat and three liquid barges.
(5)	Future remaining contractual obligations that represent deferred considerations for the acquisition of Edolmix and Cartisur
(6)	We have several lease agreements with respect to our various operating offices.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-08 “Presentation of Financial Statements and Property, Plant and Equipment”, changing the presentation of discontinued operations on the statements of operations and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. The adoption of the new standard is not expected to have a material impact on Navios Logistics’ consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09 “Revenue from Contracts with Customers”, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of comprehensive income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. Navios Logistics is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

In January 2015, the FASB issued ASU 2015-01, “Income Statement—Extraordinary and Unusual Items”. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015, but early adoption is permitted. Navios

Logistics plans to adopt this standard effective January 1, 2016. The adoption of the new standard is not expected to have a material impact on Navios Logistics’results of operations, financial position or cash flows.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis” which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015, but early adoption is permitted. The adoption of the new standard is not expected to have a material impact on Navios Logistics’ results of operations, financial position or cash flows, except if Navios Logistics was to enter into new arrangements in 2015 that fall into the scope prior to adoption of this standard.

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

For the year ended December 31, 2014, the management of Navios Logistics, after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows over the remaining useful life of its long-lived assets and the economic outlook, concluded that no impairment analysis should be performed on the long-lived assets.

Although management believes the underlying indicators supporting this conclusion are reasonable, if charter rate trends and the length of the current market downturn occur, management may be required to perform impairment analysis that could expose Navios Logistics to material charges in the future.

No impairment loss was recognized for any of the periods presented.

Vessels, Barges, Pushboats and Other Fixed Assets, Net: Vessels, barges, pushboats and other fixed assets acquired as parts of business combination are recorded at fair value on the date of acquisition and if acquired as an asset acquisition are recorded at cost (including transaction costs). All other vessels, barges and pushboats acquired are stated at historical cost, which consists of the contract price, and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statement of operations. We also capitalize interest on long-term construction projects.

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the useful life of the assets, after considering the estimated residual value. Management estimates the useful life of the majority of our vessels to be between 15 and 45 years from the asset’s original construction or acquisition. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

Port Terminals and Other Fixed Assets, Net: Port terminals and other fixed assets acquired as part of a business combination or asset acquisition are recorded at fair value on the date of acquisition. All other port terminals and other fixed assets are recorded at cost, which consists of the construction contracts prices, and material equipment expenses. Port terminals and other fixed assets are depreciated utilizing the straight-line method at rates equivalent to their average estimated economic useful lives. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of operations.

Useful life of the assets, are:

Dry port terminal	5 to 40 years
Oil storage, plant and port facilities for liquid cargoes	5 to 20 years
Other fixed assets	5 to 10 years

Deferred Drydock and Special Survey Costs: Our vessels, pushboats and barges are subject to regularly scheduled drydocking and special surveys that are carried out every five years for oceangoing vessels and every seven years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies as applicable, unless a further extension is obtained under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, pushboats and barges sold are charged against income in the year the vessel, pushboats or barge is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and fuel, labor and services incurred solely during the drydocking or special survey period.

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

As of December 31, 2014, the fair value of the reporting units was in significant excess of their carrying values.

No impairment loss was recognized for any of the periods presented.

(ii) Intangibles other than goodwill: Our intangible assets and liabilities consist of customer relationships, trade name and port terminal operating rights. Intangible assets resulting from acquisitions accounted for using the purchase method of accounting and are recorded at fair value as estimated by market information, the “relief from royalty” method or discounted cash flows.

The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction in order to use that trade name. Other intangibles that are being amortized, such as port terminal operating rights and customers relationships, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset.

The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method.

No impairment loss was recognized for any of the periods presented. Amortizable intangible assets are amortized under the straight line method according to the following weighted average amortization periods:

Intangible assets/liabilities	Years
Trade name	10
Port terminal operating rights	20 to 45
Customers relationships	20

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors and Senior Management

The following table sets forth information regarding our current directors and members of our senior management as of March 30, 2015:

Name	Age	Position
Angeliki Frangou	50	Chairman and Director
Claudio Pablo Lopez	56	Chief Executive Officer, Vice Chairman and Director
Carlos Augusto Lopez	53	Chief Commercial Officer—Shipping Division and Director
Horacio Enrique Lopez	58	Chief Operating Officer—Shipping Division and Director
Ruben Martinez	56	Chief Operating Officer—Port Division and Director
Ioannis Karyotis	39	Chief Financial Officer
George Achniotis	50	Executive Vice President—Business Development and Director
Vasiliki Papaefthymiou	46	Executive Vice President—Legal
Efstratios Desypris	41	Senior Vice President—Strategic Planning and Director
Anna Kalathakis	45	Secretary, Senior Vice President—Legal Risk Management

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is Aguada Park Free Zone, Paraguay 2141, Of. 1603, Montevideo Uruguay.

Angeliki Frangou has been our Chairman and a Member of our Board of Directors since our inception in December 2007. Ms. Frangou has also been the Chairman and Chief Executive Officer of Navios Maritime Holdings Inc. (NYSE: NM). In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007, the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation (NYSE: NNA), an affiliated corporation, since March 2008 and the Chairman and Chief Executive Officer of Navios Midstream Partners L.P. (NYSE: NAP), an affiliated limited partnership, since October 2014. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. Ms. Frangou is a member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since February 2015, Ms. Frangou has been a Member of the Board of the Union of Greek Shipowners. Since July 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in Mechanical Engineering from Columbia University.

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

Horacio Enrique Lopez has been our Chief Operating Officer—Shipping Division since January 2008, and a member of our Board of Directors since January 2008. He has been a member of the Board of Directors of Compania Naviera Horamar S.A. since December 1997 and started working in Horamar in the operations department. Mr. Lopez has more than 30 years of experience in the shipping business and is currently a member of the Navigation Center of Argentina (CN). He served as Operations Manager of Horamar from 1990 to 1997, and from 1984 to 1990, he served as coordinator of lightering operations. From 1980 to 1984, he managed the Maritime Agency. Before joining Horamar, he served as General Manager of Provesur, a company dedicated to maintenance of life rafts, and prior to this he was technical manager of the same firm. Mr. Lopez is the brother of Claudio Pablo Lopez, our Vice Chairman, Chief Executive Officer and a director, and Carlos Augusto Lopez, our Chief Commercial Officer—Shipping Division, a director and a member of our Executive Committee.

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

Efstratios Desypris was appointed our Senior Vice President—Strategic Planning in March 2011 and has been a director since April 2012. In addition, Mr. Desypris is the Chief Financial Controller of Navios Holdings, Navios Partners’ sponsor, since May 2006. Mr. Desypris is also a Director and Senior Vice President—Business Development of Navios Maritime Midstream Partners L.P. since October 2014. He also serves as Chief Financial Officer of Navios Partners and as a director in Navios Europe Inc. Before joining the Navios Group, Mr. Desypris worked for nine years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a bachelor of science degree in Economics from the University of Piraeus.

Anna Kalathakis has been our Senior Vice President—Legal Risk Management since March 2011. Ms. Kalathakis has been Navios Holdings’ Chief Legal Risk Officer from November 2012, and Senior Vice President—Legal Risk Management from December 2005 until October 2012. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A. Bilbrough & Co. Ltd. (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited, the “London P&I Club”) and an Associate Director of the London P&I Club where she gained experience in the handling of liability and contractual disputes in both the dry and tanker shipping sectors (including collisions, oil pollution incidents, groundings etc.). She previously worked for a U.S. maritime law firm in New Orleans, having been qualified as a lawyer in Louisiana in 1995, and also served in a similar capacity for a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus Bar, Greece, in 2003. She studied International Relations at Georgetown University and holds an MBA from European University in Brussels and a juris doctor degree from Tulane Law School.

B.	Compensation

Officers’ Compensation

The aggregate annual compensation paid to our executive officers was approximately $1.1 million for the year ended December 31, 2014, $1.1 million for the year ended December 31, 2013 and $1.1 million for the year ended December 31, 2012. See “Item 7.B Certain Relationships and Related Party Transactions.”

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

As of December 31, 2014, we employed 370 land-based employees: 41 employees in the Asuncion, Paraguay office, 50 employees at the port facility in San Antonio, Paraguay, 134 employees in the Buenos Aires, Argentina office, seven employees in the Montevideo, Uruguay office, 128 employees at the dry port facility in Uruguay, and 10 employees at Hidronave S.A.’s Corumba, Brazil office.

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

The following table sets forth the beneficial ownership, as of March 30, 2015, of our common stock and by each person we know to beneficially own more than 5% of our common stock.

Percentage of beneficial ownership is based on 20,000 shares of common stock outstanding on March 30, 2015.

Pursuant to the Shareholders Agreement (as defined herein), when we became subject to the reporting requirements of the Exchange Act following the consummation of the exchange offer, the shares of our common stock held by Navios Holdings were to convert into shares of Class B Common Stock, with each share of Class B Common Stock entitling the holder to ten votes per share. Navios Holdings has currently agreed to waive such conversion provision of the Shareholders’ Agreement. If and when issued, shares of Class B Common Stock are convertible at any time at the option of the holder thereof into one share of common stock and will automatically convert into shares of common stock upon any transfer of shares of Class B Common Stock to a holder other than Navios Holdings or any of its affiliates or any successor to Navios Holdings’ business or of all or substantially all of its assets or if the aggregate number of outstanding shares of common stock and Class B Common Stock beneficially owned by Navios Holdings falls below 20% of the aggregate number of outstanding shares of common stock and Class B Common Stock. See “Item 7.B Certain Relationships and Related Party Transactions—Shareholders’ Agreement.”

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

	Shares Beneficially Owned(1)(2)
Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Voting Power
Navios Maritime Holdings Inc.(1)	12,765	63.8%
Sinimalec S.A.(2)	7,235	36.2%

(1)	Navios Holdings, which beneficially owns shares of our common stock through its wholly owned subsidiary Navios Corporation, is a Marshall Islands corporation with shares of its common stock listed on the New York Stock Exchange, and is controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (its Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Shunji Sasada, Spyridon Magoulas, John Stratakis, George Malanga, and Efstathios Loizos. In addition, we have been informed by Navios Holdings that, based upon its knowledge, including, documents publicly available filed with the SEC, it believes that the beneficial owners of greater than 5% of the common stock of Navios Holdings is: Angeliki Frangou (26.4%) (who has previously filed an amended Schedule 13D indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and, as of June 15, 2011, she had purchased approximately $10.0 million of additional shares of common stock) . We have been informed by Navios Holdings that, other than Angeliki Frangou, no beneficial owner of greater than 5% of Navios Holdings’ common stock is an affiliate of Navios Holdings.
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

B. Certain Relationships and Related Party Transactions

Shareholders’ Agreement

Pursuant to a shareholders’ agreement (the “Shareholders’ Agreement”) entered into in January 2008 in connection with the original combination of the Uruguayan port business and the upriver barge business, Grandall Investments S.A. (“Grandall”) (an entity owned and controlled by Lopez family members, including Claudio Pablo Lopez, our Chief Executive Officer and Vice Chairman) and since December 17, 2012, its successor Peers has certain rights as our shareholders, including certain rights of first offer, rights of first refusal, tag along rights, exit options and veto rights.

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

Navios Holdings has currently agreed to waive its right to exchange its common stock for shares of Class B Common Stock. If and when Navios Holdings exchanges its common stock for Class B Common Stock, it is anticipated that Navios Holdings would control greater than 90% of the voting power, which would be significantly more than its economic interest in us. The parties have also waived the classified board provisions at this time.

Pursuant to an Assignment and Succession agreement dated December 17, 2012, Peers, a Panamanian corporation, assumed all rights and obligations of Grandall under the Shareholders’ agreement.

Administrative Services Agreement

We entered into an Administrative Services Agreement for a term of five years beginning on April 12, 2011, with Navios Holdings (the “Manager”), pursuant to which the Manager will provide certain administrative management services to us.

The Administrative Services Agreement may be terminated prior to the end of its term by us upon 120-days’ notice if there is a change of control of the Manager or by the Manager upon 120-days’ notice if there is a change of control of us. In addition, the Administrative Services Agreement may be terminated by us or by the Manager upon 120-days’ notice if:

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

Furthermore, at any time after the first anniversary of the Administrative Services Agreement, the Administrative Services Agreement may be terminated by us or by the Manager upon 365-days’ notice for any reason other than those described above.

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

Total general and administrative fees charged pursuant to the Administrative Services Agreement for the year ended December 31, 2014 amounted to $0.8 million ($0.7 million for the year ended December 31, 2013 and $0.6 for the year ended December 31, 2012).

At December 31, 2014, 2013 and 2012, the amounts due to affiliate companies were as follows:

	December 31, 2014	December 31, 2013	December 31, 2012
	(in thousands of U.S. dollars)
Navios Holdings	$1.8	$0.5	$1.9

Such receivables and payables do not accrue interest and do not have a specific due date for their settlement.

Due to related parties, net: During the second half of 2012, Navios Logistics acquired 100% of the outstanding stock of Merco Parana S.A., an Argentinean company owned by Claudio Pablo Lopez, Horacio Enrique Lopez and Carlos Augusto Lopez, which is the owner of three liquid barges that were previously chartered-in by Navios Logistics. The total consideration for the acquisition was $2.5 million to be paid in installments. The final installment was paid on March 29, 2013.

During the second half of 2012, Navios Logistics acquired one push boat and three liquid barges, which were previously chartered-in by Navios Logistics, from Holdux Maritima Leasing Corp., a Panamanian company owned by members of the family of Mr. Horacio Alfredo Lopez, the father of Mr. Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman, Mr. Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division and Mr. Horacio Enrique Lopez Navios Logistics’ Chief Operating Officer—Shipping Division. The total consideration for the acquisition was $13.4 million to be paid in one initial payment and seven semiannual installments with the final installment payable on June 30, 2016. As of December 31, 2014, the Company had paid $5.9 million and the remaining balance was $7.5 million.

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were $191 for the year ended December 31, 2014 ($98 in 2013 and $56 in 2012) and amounts payable amounted to $20 as of December 31, 2014 and $5 as of December 31, 2013.

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

The employment agreements initially expired on December 31, 2009, but renew automatically for successive one-year periods until either party gives 90 days’ written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $0.28 million to $0.34 million per year, annual bonuses and other incentives provided certain EBITDA performance targets are achieved. Under the agreements, we accrued compensation totaling $0.9 million for the year ended December 31, 2014 ($0.9 million both in 2013 and in 2012).

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

Refer to “Item 5.—Operating and Financial Review and Prospects” for a discussion of our long-term debt, including Item 5.F for a discussion of our contractual obligations. Other than these agreements, the Company has no material contracts, other than the contracts entered into the ordinary course of business.

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

In the case of Argentina, however, it should be noted that since the year 2001 local authorities have established certain foreign exchange restrictions that affect the export or import of capital. Such restrictions have been progressively eased since 2003 but have not been eliminated. Additionally, there can be no assurance that local authorities in Argentina will not modify such regulations. See “Item 3.D Risk Factors-Risks Relating to Argentina-The Argentine Central Bank has imposed restrictions on the transfer of funds outside Argentina and other exchange controls in the past and may do so in the future, which could prevent our Argentine subsidiaries from transferring funds for the payment of the 2022 Senior Notes or the related guarantees.”

E.	Taxation

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the 2022 Senior Notes. This summary is limited to beneficial owners of the 2022 Senior Notes that:

•	except as specifically discussed below, are U.S. holders (as defined below); and

•	hold the 2022 Senior Notes as capital assets.

As used in this prospectus, a “U.S. holder” means a beneficial owner of 2022 Senior Notes who or that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or entity treated as a corporation for such purposes) created or organized in or under the laws of the United States, or any State thereof or the District of Columbia;

•	an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source; or

•	a trust, if either (x) it is subject to the primary supervision of a court within the United States and one or more “United States persons” have the authority to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable Treasury regulations to be treated as a “United States person.”

The U.S. federal income tax considerations set forth below are based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations thereunder, and current administrative rulings and court decisions, all as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). We have not and will not seek any rulings from the Internal Revenue Service (“IRS”) or opinions of counsel regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of the 2022 Senior Notes that are different from those discussed below or that a court will not agree with any such positions.

This summary does not discuss all of the aspects of U.S. federal income taxation that may be relevant to a beneficial owner of the 2022 Senior Notes in light of such beneficial owner’s particular investment or other circumstances. This summary also does not discuss considerations or consequences relevant to persons subject to special provisions of U.S. federal income tax law, such as:

•	entities that are tax-exempt for U.S. federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts;

•	pass-through entities (including partnerships and entities and arrangements classified as partnerships for U.S. federal income tax purposes) and beneficial owners of pass-through entities;

•	U.S. expatriates;

•	persons that are subject to the alternative minimum tax;

•	financial institutions, insurance companies, and dealers or traders in securities or currencies;

•	persons having a “functional currency” other than the U.S. dollar; and

•	persons that hold the 2022 Senior Notes as part of a constructive sale, wash sale, conversion transaction or other integrated transaction or a straddle, hedge or synthetic security.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds the 2022 Senior Notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Partnerships holding the 2022 Senior Notes and partners in such partnerships should consult their own tax advisors regarding the U.S. federal income tax consequences of purchasing, owning and disposing of the 2022 Senior Notes. In addition, this summary does not address the effect of any U.S. federal estate or gift tax laws, the Medicare tax on investment income or any U.S. state or local or non-U.S. tax laws on a beneficial owner of the 2022 Senior Notes. Each beneficial owner of the 2022 Senior Notes should consult a tax advisor as to the particular tax consequences to it of purchasing, owning and disposing of the 2022 Senior Notes, including the applicability and effect of any U.S. federal estate or gift tax laws, the Medicare tax on investment income or any U.S. state or local or non-U.S. tax laws.

For U.S. federal income tax purposes, Navios South American Logistics Inc., and not Navios Logistics Finance (US) Inc., is treated as the issuer of the 2022 Senior Notes.

Stated Interest. Stated interest on the 2022 Senior Notes will be included in a U.S. holder’s gross income as ordinary interest income at the time it is paid or accrued in accordance with the U.S. holder’s usual method of accounting for U.S. federal income tax purposes.

Stated interest on the 2022 Senior Notes will constitute income from sources without the United States for foreign tax credit purposes. Such income generally will constitute “passive category income” or, in the case of certain U.S. holders, “general category income,” for foreign tax credit purposes.

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

If a U.S. holder purchases a senior note for an amount in excess of the amount payable at maturity of the senior note, the U.S. holder will be considered to have purchased the senior note with “bond premium” equal to the excess of the U.S. holder’s purchase price over the amount payable at maturity (or on an earlier call date if it results in a smaller amortizable bond premium). It may be possible for a U.S. holder of a senior note to elect to amortize the premium over the remaining term of the senior note (or until an earlier call date, as applicable). However, because we may call the 2022 Senior Notes under certain circumstances at a price in excess of their stated principal amount, such amortization may be reduced and/or deferred. Any amortized amount of the premium for a taxable year generally will be treated first as a reduction of interest on the senior note includible in the U.S. holder’s gross income in such taxable year to the extent thereof, then as a deduction allowed in that taxable year to the extent of the U.S. holder’s prior interest inclusions on the senior note, and finally as a carryforward allowable against the U.S. holder’s future interest inclusions on the senior note. If a U.S. holder makes such an election, the U.S. holder’s tax basis in the senior note will be reduced by the amount of the allowable amortization. If a U.S. holder does not elect to amortize bond premium, the premium will decrease the gain or increase the loss that such U.S. holder would otherwise recognize on a disposition of its senior note. A U.S. holder’s election to amortize premium on a constant yield method will apply to all debt obligations held or subsequently acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies. A U.S. holder may not revoke the election without the consent of the IRS. U.S. holders should consult their own tax advisors before making this election and regarding the calculation and amortization of any bond premium on the 2022 Senior Notes.

Dispositions of the 2022 Senior Notes. Unless a nonrecognition provision of the U.S. federal income tax laws applies, upon the sale, exchange, redemption, retirement or other taxable disposition of a senior note, a U.S. holder will recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale, exchange, redemption, retirement or other taxable disposition (other than amounts attributable to accrued stated interest, which will be treated as described above) and the U.S. holder’s adjusted tax basis in the senior note. A U.S. holder’s adjusted tax basis in a senior note will generally be equal to its cost for the senior note, increased by the amount of any market discount with respect to the senior note previously included in the U.S. holder’s gross income and reduced by the amount of any amortizable bond premium with respect to the senior note previously amortized by the U.S. holder. Gain or loss recognized by a U.S. holder on the sale, exchange, redemption, retirement or other taxable disposition of a senior note will generally be capital gain or loss, except with respect to accrued market discount not previously included in income by the U.S. holder, which will be taxable as ordinary income. The capital gain or loss recognized by a U.S. holder will be long-term capital gain or loss if the U.S. holder’s holding period for the senior note exceeds one year at the time of the disposition. Long-term capital gains recognized by individual and certain other non-corporate U.S. holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss recognized by a U.S. holder generally will be U.S. source gain or loss for foreign tax credit purposes.

Certain Reporting Requirements. Individuals who are U.S. holders (and to the extent specified in applicable Treasury regulations, certain individuals who are non-U.S. holders and certain U.S. holders who are entities) who hold “specified foreign financial assets” (as defined in section 6038D of the Internal Revenue Code) are required to file a report on IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, the 2022 Senior Notes, unless such notes are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. holder (and to the extent specified in applicable Treasury regulations, an individual non-U.S. holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. holders (including U.S. entities) and non-U.S. holders should consult their own tax advisors regarding their reporting obligations with respect to specified foreign financial assets.

Backup Withholding. In general, “backup withholding” may apply to payments of interest made on a senior note, and to the proceeds of a disposition (including a retirement or redemption) of a senior note, that are made to a non-corporate beneficial owner of the 2022 Senior Notes if that beneficial owner fails to provide an accurate taxpayer identification number to its applicable payor (and certify that such beneficial owner is not subject to backup withholding) or otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and may be credited against a beneficial owner’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders. For purposes of the following discussion, a “non-U.S. holder” means a beneficial owner of the 2022 Senior Notes that is not, for U.S. federal income tax purposes, a U.S. holder or a partnership. A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on:

•	interest received in respect of the 2022 Senior Notes, unless those payments are effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States; or

•	gain realized on the sale, exchange, redemption or retirement of the 2022 Senior Notes, unless that gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or, in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

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

THIS SUMMARY DOES NOT DISCUSS ANY TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE 2022 SENIOR NOTES OTHER THAN U.S. FEDERAL INCOME TAX CONSEQUENCES AND INVESTORS SHOULD SEEK ADVICE FROM THEIR OWN COUNSEL WITH RESPECT TO SUCH OTHER TAX CONSEQUENCES AS WELL AS THEIR PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES.

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

Interest Rate Risk:

Debt instruments: As of December 31, 2014 and December 31, 2013, we had a total of $375.5 million and $290.5 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a fixed rate.

Interest rates on the loan facility of Hidronave S.A. and the 2022 Senior Notes are fixed and, therefore, changes in interest rates affect their fair value which as of December 31, 2014 was $0.5 million and $378.0 million, respectively, but do not affect the related interest expense.

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

Our subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. For the year ended December 31, 2014 and for the year ended December 31, 2013, approximately 47.3% and 55.9%, respectively, of our expenses were incurred in currencies other than U.S dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of operations. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above by 1.00% would change our net income for the year ended December 31, 2014 by $0.9 million.

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

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2014. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2014.

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

Navios Logistics’ management assessed the effectiveness of Navios Logistics’ internal control over financial reporting as of December 31, 2014. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on its assessment, management believes that, as of December 31, 2014, Navios Logistics’ internal control over financial reporting is effective based on those criteria.

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

Audit Fees

Our principal accountants for fiscal years 2014 and 2013 were Price Waterhouse and Co S.R.L. The audit fees for the audit of each of the years ended December 31, 2014 and 2013 were $0.7 million and $0.6 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2014 and 2013.

Tax Fees

There were no tax fees billed in 2014 and 2013.

All Other Fees

There were no other fees billed in 2014 and 2013.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-37 and are filed as part of this report statement.

Item 19.	Exhibits

1.1	Amended Articles of Incorporation of Navios South American Logistics Inc.(1)

1.2	Bylaws of Navios South American Logistics Inc.(1)

2.1	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A.(1)

2.2	Indenture, dated as of April 12, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(1)

2.3	First Supplemental Indenture, dated as of April 28, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(2)

2.4	Second Supplemental Indenture, dated as of July 26, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(2)

2.5	Amended and Restated Waiver to Shareholder’s Agreement.(2)

2.6	Third Supplemental Indenture, dated as of December 19, 2012, among Navios South American Logistics Inc. , Navios Logistics Finance (US) Inc. and Wells Fargo Bank, National Association(3)

2.7	Fourth Supplemental Indenture, dated as of March 12, 2013, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(4)

2.8	Fifth Supplemental Indenture, dated as of April 19, 2013, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(5)

2.9	Sixth Supplemental Indenture, dated as of September 12, 2013, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(5)

2.10	Seventh Supplemental Indenture, dated as of April 22, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(6)

2.11	Indenture, dated April 22, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(6)

2.12	First Supplemental Indenture, dated as of November 3, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.*

2.13	Second Supplemental Indenture, dated as of February 6, 2015, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.*

4.1	Administrative Services Agreement, dated as of April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc.(1)

8	Subsidiaries of Navios South American Logistics Inc.*

11	Code of Ethics(2)

12.1	Section 302 Certifications of Principal Executive Officer.*

12.2	Section 302 Certification of Principal Financial Officer.*

13	Section 906 Certifications of Principal Executive and Principal Financial Officer.*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2012 and 2011; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2011, 2011 and 2010; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2011, 2011 and 2010; and (v) the Notes to Consolidated Financial Statements as blocks of text.**

*	Filed herewith.
**	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.
(1)	Previously filed with Registration Statement on Form F-4 (Registration No. 333-179250), as filed with the Securities and Exchange Commission on January 31, 2012.
(2)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on April 5, 2012.
(3)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on March 7, 2013.
(4)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on March 20, 2013.
(5)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, as filed with the Securities and Exchange Commission on March 11, 2014.
(6)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on April 23, 2014.

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

Date: March 30, 2015

Report of Independent Registered Public Accounting Firm

To Navios South American Logistics Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in equity and cash flows present fairly, in all material respects, the financial position of Navios South American Logistics Inc. and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with the standards of the Public Company Accounting Oversight Board (United States). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICE WATERHOUSE & Co. S.R.L.
By: /s/ Marcelo D. Pfaff (Partner)
Marcelo D. Pfaff
Buenos Aires, Argentina March 30, 2015.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	December 31, 2014	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	3	$71,931	$86,569
Accounts receivable, net	4	29,317	21,503
Prepaid expenses and other current assets	5	10,618	8,785
Inventories		12,435	8,908

Total current assets		124,301	125,765

Deposits for vessels, port terminals and other fixed assets	6	23,225	31,398
Vessels, port terminals and other fixed assets, net	6	443,625	364,481
Intangible assets other than goodwill	7	70,897	57,719
Goodwill		104,096	104,096
Deferred drydock and special survey costs, net		18,084	17,436
Deferred financing costs, net	9	8,750	8,037
Other long-term assets		1,905	3,128

Total noncurrent assets		670,582	586,295

Total assets		$794,883	$712,060

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	8	$29,378	$18,500
Due to affiliate companies	17	1,783	544
Accrued expenses	8	18,058	18,311
Deferred income		6,182	884
Due to related parties, net	17	5,469	5,161
Other current liabilities	7	6,800	—
Current portion of capital lease obligations	6	1,449	1,400
Current portion of long-term debt	9	69	69

Total current liabilities		69,188	$44,869

Senior notes	9	375,000	293,156
Due to related parties, net	17	1,896	5,501
Long-term debt, net of current portion	9	390	459
Capital lease obligations, net of current portion	6	20,911	22,359
Deferred tax liability	15	12,735	13,869
Other long-term liabilities		988	1,368

Total noncurrent liabilities		411,920	$336,712

Total liabilities		481,108	$381,581

Commitments and contingencies	14	—	—
STOCKHOLDERS’ EQUITY
Common stock—$1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding in 2014 and 2013	18	20	20
Additional paid-in capital		303,441	303,441
Retained earnings		10,314	27,018

Total stockholders’ equity		313,775	330,479

Total liabilities and stockholders’ equity		$794,883	$712,060

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Time charter, voyage and port terminal revenues		$208,507	$190,734	$178,619
Sales of products		60,267	46,350	68,414
Time charter, voyage and port terminal expenses	11	(47,653)	(42,428)	(41,776)
Direct vessel expenses	12	(72,187)	(72,713)	(69,476)
Cost of products sold		(58,011)	(42,760)	(65,039)
Depreciation of vessels, port terminals and other fixed assets, net	6	(21,264)	(19,555)	(22,502)
Amortization of intangible assets	7	(3,822)	(3,799)	(4,438)
Amortization of deferred drydock and special survey costs	2	(5,838)	(3,392)	(1,332)
General and administrative expenses	13	(14,764)	(14,617)	(14,844)
Provision for losses on accounts receivable	4	(548)	(567)	(747)
Taxes other than income taxes		(9,275)	(7,912)	(8,212)
Gain on sale of assets		—	18	—
Loss on bond extinguishment	9	(27,281)	—	—
Interest expense and finance cost	9	(27,837)	(25,148)	(20,057)
Interest income		291	219	388
Foreign exchange differences, net	2	1,494	414	(279)
Other income, net		941	430	1,492

(Loss)/Income before income taxes and noncontrolling interest		$(16,980)	$5,274	$211
Income tax benefit/(expense)	15	276	4,554	(35)

Net (loss)/income		$(16,704)	$9,828	$176
Less: Net income attributable to the noncontrolling interest		—	(112)	(20)

Net (loss)/income attributable to Navios Logistics’ stockholders		$(16,704)	$9,716	$156

(Loss)/earnings per share attributable to Navios Logistics’ stockholders, basic and diluted	20	$(0.8352)	$0.4858	$0.0078

Weighted average number of shares, basic and diluted		20,000	20,000	20,000

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
OPERATING ACTIVITIES:
Net (loss)/income		$(16,704)	$9,828	$176
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation of vessels, port terminals and other fixed assets, net	6	21,264	19,555	22,502
Amortization of deferred drydock and special survey costs	2	5,838	3,392	1,332
Income tax (benefit)/expense	15	(276)	(4,554)	35
Amortization of deferred financing costs	2	677	776	1,090
Amortization of intangible assets	7	3,822	3,799	4,438
Loss on bond extinguishment		4,786	—	—
Provision for losses on accounts receivable	4	548	567	747
Gain on sale of assets		—	(18)	—
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable		(8,315)	7,070	2,127
(Increase)/decrease in prepaid expenses and other current assets		(1,833)	184	(1,076)
(Increase)/decrease in inventories		(3,527)	5,645	(8,052)
Decrease/(increase) in other long term assets		1,971	(977)	3,211
Payments for drydock and special survey costs		(6,486)	(10,017)	(5,274)
Increase/(decrease) in accounts payable		10,468	(16,247)	6,429
Increase/(decrease) in due to affiliate companies		1,239	(1,309)	(147)
(Decrease)/increase in accrued expenses		(1,326)	1,201	(675)
Increase/(decrease) in deferred income		5,298	(2,120)	(1,488)
Decrease in other long term liabilities		(1,127)	(251)	(4,809)
(Decrease)/increase in due to related parties		(3,297)	(2,026)	3,664

Net cash provided by operating activities		$13,020	$14,498	$24,230

INVESTING ACTIVITIES:
Acquisition of vessels, port terminals and other fixed assets, net	6	(68,433)	(27,998)	(9,132)
Deposits for vessels, port terminals and other fixed assets	6	(23,225)	(31,398)	(8,534)
Acquisition of intangible assets	7	(10,200)	(2,092)	—
Cash acquired through asset acquisition		—	—	34

Net cash used in investing activities		$(101,858)	$(61,488)	$(17,632)

FINANCING ACTIVITIES:
Proceeds from issuance of Senior Notes, including premium		375,000	93,375	—
Repayment of 2019 Senior Notes		(290,000)	—	—
Repayment of long-term debt and payment of principal		(69)	(70)	(70)
Acquisition of noncontrolling interest		—	(750)	—
Payments of obligations under capital leases	6	(1,399)	(1,353)	(1,519)
Debt issuance costs	9	(9,332)	(3,181)	—

Net cash provided/(used in) by financing activities		$74,200	$88,021	$(1,589)

Net (decrease)/increase in cash and cash equivalents		(14,638)	41,031	5,009

Cash and cash equivalents, beginning of year		86,569	45,538	40,529

Cash and cash equivalents, end of year		$71,931	$86,569	$45,538

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized interest		$28,159	$25,852	$19,046
Cash paid for income taxes		$367	$302	$657
Non-cash investing and financing activities:
Acquisition of intangible assets		$(6,800)	$—	$—
Acquisition of vessels port terminals and other fixed assets, net		$(624)	$—	$(15,413)
Debt issuance costs		$(225)	$—	$—
Revaluation of vessels due to restructuring of capital lease obligation		$—	$—	$4,590
Decrease in capital lease obligation due to restructuring		$—	$—	$(4,590)
Working capital acquired		$—	$—	$597

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars—except share data)

	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Navios Logistics’ Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity
Balance December 31, 2011	20,000	$20	$303,518	$17,146	$320,684	$541	$321,225
Net income	—	—	—	156	156	20	176

Balance December 31, 2012	20,000	$20	$303,518	$17,302	$320,840	$561	$321,401
Acquisition of noncontrolling interest	—	—	(77)	—	(77)	(673)	(750)
Net income	—	—	—	9,716	9,716	112	9,828

Balance December 31, 2013	20,000	$20	$303,441	$27,018	$330,479	$—	$330,479
Net loss	—	—	—	(16,704)	(16,704)	—	(16,704)

Balance December 31, 2014	20,000	$20	$303,441	$10,314	$313,775	$—	$313,775

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Nature of operations

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products.

Formation of Navios Logistics

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. As of December 31, 2014, Navios Maritime Holdings Inc. (“Navios Holdings”) owns 63.8% of Navios Logistics’ stock.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of Presentation:

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Where necessary, comparative figures have been reclassified to conform with changes in the presentation of the financial statements.

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

Subsidiaries included in the consolidation:

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of operations
				2014	2013	2012
Corporacion Navios S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Energias Renovables del Sur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	3/19-12/31	—
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Thalassa Energy S.A.(i)	Argentina	Barge-Owning Company	100%	—	1/1-11/19	1/1-12/31
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navegacion Guarani S.A.(ii)	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	—	1/1-6/12	1/1-12/31
Hidrovia OSR S.A.(iii)	Paraguay	Tanker-Owning Company/Oil Spill Response & Salvage Services	100%	—	1/1-7/10	1/1-12/31
Mercofluvial S.A.(iii)	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	—	1/1-7/10	1/1-12/31
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.(iv)	Brazil	Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Horamar do Brasil Navegação Ltda	Brazil	Non-Operating Company	100%	1/1-12/31	5/8-12/31	—
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Merco Parana S.A.(i)	Argentina	Barge-Owning Company	100%	—	1/1-11/19	7/1-12/31
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	8/20-12/31	—	—
Naviera Alto Parana S.A.	Paraguay	Non-Operating Company	100%	7/4-12/31	—	—
Edolmix S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	12/15-12/31	—	—
Cartisur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	12/15-12/31	—	—
Glensa Trading International Ltd.(v)	British Virgin Islands	Sub-Holding Company	100%	12/15-12/31	—	—
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	12/23-12/31	—	—

(i)	These companies were merged into Compania Naviera Horamar S.A. on November 19, 2013.
(ii)	This company was merged into another Paraguayan company on June 12, 2013.
(iii)	These companies were merged into other Paraguayan companies on July 10, 2013.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(iv)	On July 10, 2013, the Company became the sole shareholder of Hidronave South American Logistics S.A. (“Hidronave S.A.”) by acquiring the remaining 49% noncontrolling interest.
(v)	On January 23, 2015, Glensa Trading International Ltd. changed its name to NP Trading S.A.

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

(g) Inventories:

Inventories, which primarily consist of petroleum products and other inventories such as lubricants and stock provisions on board of the owned vessels and pushboats at period end, are valued at the lower of cost or market as determined on the first-in, first-out basis.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(h) Barges, Pushboats and Other Vessels:

Barges, pushboats and other vessels acquired as part of a business combination are recorded at fair value on the date of acquisition and if acquired as an asset acquisition are recorded at cost (including transaction costs). All other barges, pushboats and other vessels acquired are stated at cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the assets. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of the sale or retirement and any gain or loss is included in the accompanying consolidated statements of operations.

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the useful life of the assets, after considering the estimated residual value. Management estimates the useful life of the Company’s vessels to be between 15 and 45 years from the asset’s original construction or acquisition. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

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

(j) Deposits for Vessels, Port terminals and Other Fixed Assets:

Deposits for vessels, port terminals and other fixed assets represent amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of vessels, port terminals and other fixed assets. Deposits for vessels, port terminals and other fixed assets also include pre-delivery expenses. Pre-delivery expenses represent any direct costs to bring the asset to the condition necessary (including possible relocation) for it to be capable of operating in the manner intended by management. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the years ended December 31, 2014, 2013 and 2012 amounted to $1,176, $1,827 and $535, respectively.

(k) Impairment of Long-Lived Assets:

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

For all the periods presented, the management of Navios Logistics after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows over the remaining useful life of its long-lived assets and the economic outlook, concluded that no impairment analysis should be performed on the long-lived assets.

Although management believes the underlying indicators supporting this conclusion are reasonable, if charter rate trends and the length of the current market downturn occur, management may be required to perform impairment analysis that could expose Navios Logistics to material charges in the future.

No impairment loss was recognized for any of the periods presented.

(l) Deferred Drydock and Special Survey Costs:

The Company’s vessels, pushboats and barges are subject to regularly scheduled drydocking and special surveys that are carried out every five years for oceangoing vessels and every seven years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained under certain conditions. The costs of drydocking and special survey are deferred and amortized over the above mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, pushboats and barges sold are charged against income in the year the vessel, pushboat or barge is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and fuel, labour and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2014, 2013 and 2012, the amortization expense was $5,838, $3,392 and $1,332, respectively and the payments for drydocking and special survey were $6,486, $10,017 and $5,274, respectively. Accumulated amortization as of December 31, 2014 and 2013 amounted to $12,014 and $6,176, respectively.

(m) Deferred Financing Costs:

Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization expense for each of the years ended December 31, 2014, 2013 and 2012 was $677, $776 and $1,090, respectively.

(n) Goodwill and Other Intangibles:

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

Intangible assets resulting from acquisitions accounted for using the purchase method of accounting and are recorded at fair value as estimated based on market information, the “relief from royalty” method or discounted cash flows.

The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction in order to use that trade name. Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights and customer relationships, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method.

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

The amortizable value of favorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income under the caption “Amortization of intangible assets.”

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

No impairment loss was recognized for any of the periods presented.

Amortizable intangible assets are amortized under the straight-line method according to the following weighted average amortization periods:

Intangible Assets/Liabilities	Years
Trade name	10
Port terminal operating rights	20 to 45
Customer relationships	20

(o) Foreign Currency Translation:

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

The foreign currency exchange gains/(losses) recognized in the consolidated statement of operations for each of the years ended December 31, 2014, 2013 and 2012 were $1,494, $414 and $(279), respectively.

(p) Provisions for contingencies losses:

The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency loss is probable at the date of the financial statements and the amount of the loss can be reasonably estimated. If the Company has determined that the reasonable estimate of the probable loss is a range and there is no best estimate within the range, the Company will accrue the lower amount of the range. For probable losses accrued any reasonably possible loss in excess of amounts accrued are disclosed. See Note 14, “Commitments and Contingencies” for further discussion.

(q) Segment Reporting:

Operating segments, as defined, are components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, the Company has three reportable segments: Port Terminal Business, Cabotage Business and Barge Business. See Note 21 for details.

(r) Revenue and Expense Recognition:

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

(s) Financial Instruments:

Financial instruments carried on the balance sheet include cash and cash equivalents, trade receivables and payables, other receivables, long-term debt and other liabilities. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant accounting policy description of each item, or included below as applicable.

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

Liquidity risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances for its working capital needs.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of operations.

(t) (Loss)/earnings per Share:

Basic (loss)/earnings per share are computed by dividing net (loss)/income by the weighted average number of common shares outstanding during the periods presented. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net (loss)/earnings per share.

(u) Income Taxes:

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

Argentinean companies have open tax years ranging from 2007 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2008 and onwards. In relation to these open tax years, the Company believes that there are no material uncertain tax positions. The Company is generally not able to reliably estimate the ultimate settlement amounts until the close of an audit.

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

Minimum presumed income tax (MPIT):

Under the tax laws of Argentina, the Company’s subsidiary in that country is subject to a minimum presumed income tax, or MPIT. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The subsidiaries’ tax liabilities will be the higher of income tax or MPIT. However, if the MPIT exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the MPIT that may arise in the next ten fiscal years. The Company has recorded as other current asset a total amount of $701 for the year ended December 31, 2014 ($923 in 2013) in relation to MPIT, as we expect that the MPIT asset will be applied against taxable income of the fiscal year 2015.

(v) Other Taxes:

Turnover tax:

Under the tax laws of Argentina, the Company’s subsidiary in that country is subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 5.0% for the year ended December 31, 2014 (4.9% and 4.7% for 2013 and 2012, respectively). Turnover taxes are recorded as part of taxes other than income tax in the consolidated statement of operations and amounted to $3,865 for the year ended December 31, 2014 ($3,265 in 2013 and $3,365 in 2012).

(w) Dividends:

Dividends are recorded in the Company’s consolidated financial statements in the period in which they are declared.

(x) Pension Information:

The Company does not maintain any pension plans. The laws in the different countries in which the Company carries out its operations provide for pension benefits to be paid to retired employees from government pension plans and/or privately-managed pension funds.

(y) Severance Payments:

Under certain laws and labor agreements of the countries in which the Company conducts its operations, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Accrual of severance costs is made if they

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

relate to services already rendered, relate to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability. Instead, severance payments are expensed as incurred.

(z) Recent Accounting Pronouncements:

In April 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-08 “Presentation of Financial Statements and Property, Plant and Equipment”, changing the presentation of discontinued operations on the statements of operations and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. The adoption of the new standard is not expected to have a material impact on Navios Logistics’ consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09 “Revenue from Contracts with Customers”, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of comprehensive income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. Navios Logistics is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

In January 2015, the FASB issued ASU 2015-01, “Income Statement—Extraordinary and Unusual Items”. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015, but early adoption is permitted. Navios Logistics plans to adopt this standard effective January 1, 2016. The adoption of the new standard is not expected to have a material impact on Navios Logistics’results of operations, financial position or cash flows.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis” which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015, but early adoption is permitted. The adoption of the new standard is not expected to have a material impact on Navios Logistics’ results of operations, financial position or cash flows, except if Navios Logistics was to enter into new arrangements in 2015 that fall into the scope prior to adoption of this standard.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2014	December 31, 2013
Cash on hand and at banks	$54,551	$19,552
Short-term deposits	17,380	67,017

Total cash and cash equivalents	$71,931	$86,569

Short-term deposits are comprised of deposits with banks with original maturities of less than 90 days.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Logistics does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Logistics also seeks to reduce its exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2014	December 31, 2013
Accounts receivable	$30,288	$24,155
Less: Provision for losses on accounts receivables	(971)	(2,652)

Accounts receivable, net	$29,317	$21,503

Changes to the provision for accounts receivables are summarized as follows:

Provision for Losses on Accounts Receivables	Balance at Beginning of Year	Charges to Expenses	Amount Utilized	Balance at End of Year
Year ended December 31, 2012	$(1,470)	$(747)	$73	$(2,144)
Year ended December 31, 2013	$(2,144)	$(567)	$59	$(2,652)
Year ended December 31, 2014	$(2,652)	$(548)	$2,229	$(971)

See Note 2(s) for a discussion of credit risk. For the year ended December 31, 2014, three customers accounted for 22.8%, 13.8% and 10.7% of the Company’s revenue. For the year ended December 31, 2013, two customers accounted for 18.5% and 10.7% of the Company’s revenue and for the year ended December 31, 2012, three customers accounted for 18.5%, 11.5% and 11.5% of the Company’s revenue.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 5: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2014	December 31, 2013
VAT and other tax credits	3,627	2,512
Insurance claims receivable, net	2,933	918
Deferred insurance premiums	669	1,345
Prepaid charter-in hire	—	4
Advances to suppliers	22	631
Other	3,367	3,375

Total prepaid expenses and other current assets	$10,618	$8,785

See Note 2(f) for insurance claims receivable.

NOTE 6: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, port terminals and other fixed assets, net consist of the following:

Dry Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$47,926	$(6,213)	$41,713
Additions	3,422	(1,529)	1,893

Balance December 31, 2012	$51,348	$(7,742)	$43,606
Additions	23,947	(1,597)	22,350
Write-off	(22)	22	—

Balance December 31, 2013	$75,273	$(9,317)	$65,956
Additions	3,112	(2,129)	983

Balance December 31, 2014	$78,385	$(11,446)	$66,939

Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$26,410	$(5,253)	$21,157
Additions	731	(1,256)	(525)

Balance December 31, 2012	$27,141	$(6,509)	$20,632
Additions	616	(1,256)	(640)

Balance December 31, 2013	$27,757	$(7,765)	$19,992
Additions	257	(1,256)	(999)

Balance December 31, 2014	$28,014	$(9,021)	$18,993

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Tanker Vessels, Barges and Pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$340,990	$(58,017)	$282,973
Additions	19,226	(19,383)	(157)
Restructure of capital leases	(4,590)	—	(4,590)

Balance December 31, 2012	$355,626	$(77,400)	$278,226
Additions	9,972	(16,384)	(6,412)
Transfers	3,030	—	3,030

Balance December 31, 2013	$368,628	$(93,784)	$274,844
Additions	96,387	(17,355)	79,032
Write-off	(47)	—	(47)

Balance December 31, 2014	$464,968	$(111,139)	$353,829

Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$4,940	$(695)	$4,245
Additions	1,166	(334)	832
Disposals	(37)	—	(37)

Balance December 31, 2012	$6,069	$(1,029)	$5,040
Additions	1,997	(318)	1,679
Transfers	(3,030)	—	(3,030)

Balance December 31, 2013	$5,036	$(1,347)	$3,689
Additions	699	(524)	175

Balance December 31, 2014	$5,735	$(1,871)	$3,864

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$420,266	$(70,178)	$350,088
Additions	24,545	(22,502)	2,043
Restructure of capital leases	(4,590)	—	(4,590)
Disposals	(37)	—	(37)

Balance December 31, 2012	$440,184	$(92,680)	$347,504
Additions	36,532	(19,555)	16,977
Disposals	(22)	22	—

Balance December 31, 2013	$476,694	$(112,213)	$364,481
Additions	100,455	(21,264)	79,191
Write-off	(47)	—	(47)

Balance December 31, 2014	$577,102	$(133,477)	$443,625

As indicated in Note 9, certain assets of the Company have been pledged as collateral for loan facilities. As of December 31, 2014 and 2013, the net book value of such assets was $831 and $948, respectively.

On May 9, 2012, Navios Logistics entered into an agreement for the restructuring of its capital leases for the San San H and the Ferni H (formerly known as the Stavroula), by extending their duration until June 2016 and

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

amending the purchase price obligation to $9,850 and $9,800, each at the end of the extended period. As of December 31, 2014, the obligations for these vessels were accounted for as capital leases and the lease payments during the year ended December 31, 2014 for both vessels were $1,399.

During the second quarter of 2012, Navios Logistics began the construction of a new conveyor belt in its dry port facility in Nueva Palmira, which became operational in October 2013. As of December 31, 2014, the Company had paid $22,516 ($743 of which was paid during the year ended December 31, 2014) and the construction of the new conveyor belt had been completed.

Navios Logistics constructed four new tank barges. Two barges were delivered in October and December 2012 and two were delivered in April and June, 2013, with a cost of $1,900 each.

On June 26, 2013, Navios Logistics acquired three pushboats for an aggregate purchase price of $20,250. These pushboats were delivered in the first quarter of 2014. As of December 31, 2013, Navios Logistics had paid $19,766 and the respective amount was presented under deposits for vessels, port terminals and other fixed assets in the accompanying consolidated balance sheets. During the year ended December 31, 2014, Navios Logistics paid $3,710, representing the balance of the purchase price and other acquisition costs, including transportation.

On August 5, 2013, Navios Logistics entered into an agreement for the construction of 36 dry barges for an aggregate purchase price of $19,080. These barges were delivered in the second quarter of 2014. On October 8, 2013, the Company exercised the option for the construction of an additional 36 dry barges based on the same terms of the initial agreement. These barges were delivered in the third quarter of 2014. As of December 31, 2013, Navios Logistics had paid $11,632 and the respective amount was presented under deposits for vessels, port terminals and other fixed assets in the accompanying consolidated balance sheets. During the year ended December 31, 2014, Navios Logistics paid $52,672 for both sets of barges, representing the balance of the purchase price and other acquisition costs, including transportation.

On August 22, 2014, Navios Logistics entered into an agreement for the acquisition of a second-hand bunker vessel, which was delivered to our core fleet in September 2014. As of December 31, 2014, Navios Logistics had paid $5,504, representing full acquisition price and other costs, including relocation expenses.

Deposits for vessels, port terminals and other fixed assets

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three new pushboats with a purchase price of $7,552 for each pushboat. During the year ended December 31, 2014, Navios Logistics paid $6,920 for the construction of the new pushboats which are expected to be delivered in the third quarter of 2015.

During the year ended December 31, 2014, Navios Logistics paid $16,305 for dredging works related to the expansion of its dry port in Uruguay, which is currently an asset under construction.

Capitalized interest included in deposits for vessels, port terminals and other fixed assets amounted to $693 for the year ended December 31, 2014.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The following is an analysis of the leased property under capital leases:

Vessels	December 31, 2014
San San H and Ferni H	$32,883
Less: Accumulated amortization	(2,928)

Net book value	$29,955

Future minimum lease payments under capital leases together with the present value of the future minimum lease payments as of December 31, 2014, are as follows:

Payment Due by Period	December 31, 2014
2015	2,190
2016	$21,263

Total future minimum lease payments(1)	23,453
Less: amount representing interest(2)	(1,093)

Present value of future minimum lease payments(3)	$22,360

(1)	There are no minimum sublease rentals to be reduced by minimum payments.
(2)	Amount necessary to reduce net minimum lease payments to present value calculated at the Company’s incremental borrowing rate at the inception of the lease.
(3)	Reflected in the balance sheet as obligations under capital leases.

NOTE 7: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2014 and 2013 consist of the following:

December 31, 2014	Acquisition Cost	Additions	Accumulated Amortization	Net Book Value December 31, 2014
Trade name	$10,420	$—	$(7,294)	$3,126
Port terminal operating rights	36,152	17,000	(8,450)	44,702
Customer relationships	36,120	—	(13,051)	23,069

Total intangible assets	$82,692	$17,000	$(28,795)	$70,897

December 31, 2013	Acquisition Cost	Additions	Accumulated Amortization	Net Book Value December 31, 2013
Trade name	$10,420	$—	$(6,252)	$4,168
Port terminal operating rights	34,060	2,092	(7,444)	28,708
Customer relationships	36,120	—	(11,277)	24,843

Total intangible assets	$80,600	$2,092	$(24,973)	$57,719

On March 19, 2013, Navios Logistics acquired Energias Renovables del Sur S.A. (“Enresur”), a Uruguayan company, for a total consideration of $2,092. Enresur, as a free zone direct user, holds the right to occupy approximately 29 acres of undeveloped land located in the Nueva Palmira free zone in Uruguay, near Navios Logistics’ existing port.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

On December 15, 2014, Navios Logistics acquired two companies for a total consideration of $17,000. These companies, as free zone direct users, hold the right to occupy approximately 53 acres of undeveloped riverfront land located in the Nueva Palmira free zone in Uruguay, adjacent to Navios Logistics’ existing port. During the year ended December 31, 2014, Navios Logistics paid $10,200 of the purchase price and the remaining balance will be paid in full during the third quarter of 2015.

Amortization expense for each of the years ended December 31, 2014, 2013 and 2012, amounted to $3,822, $3,799 and $4,438, respectively.

The aggregate amortization of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$1,042	$1,042	$1,042	$—	$—	$—	$3,126
Port terminal operating rights	1,389	1,389	1,389	1,389	1,389	37,757	44,702
Customer relationships	1,775	1,775	1,775	1,775	1,775	14,194	23,069

Total	$4,206	$4,206	$4,206	$3,164	$3,164	$51,951	$70,897

NOTE 8: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable consist of the following:

	December 31, 2014	December 31, 2013
Trade payable	$28,726	$18,130
Rent payable	138	149
Professional fees payable	514	221

Total accounts payable	$29,378	$18,500

Accrued expenses consist of the following:

	December 31, 2014	December 31, 2013
Accrued salaries	$7,586	$7,028
Taxes	4,705	5,098
Accrued fees	961	203
Accrued bond coupon	4,531	5,589
Other	275	393

Total accrued expenses	$18,058	$18,311

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 9: BORROWINGS

Borrowings consist of the following:

	December 31, 2014	December 31, 2013
Senior Notes	$375,000	$290,000
Loan for Nazira	459	528

Total borrowings	375,459	290,528
Plus: unamortized premium	—	3,156
Less: current portion	(69)	(69)

Total long-term borrowings	$375,390	$293,615

Senior Notes

2019 Senior Notes

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $200,000 in aggregate principal amount of Senior Notes due on April 15, 2019 (the “Existing 2019 Senior Notes”) at a fixed rate of 9.25%. On March 12, 2013, the Co-Issuers issued $90,000 in aggregate principal amount of 9.25% Senior Notes due 2019 (the “Additional 2019 Notes” and, together with the Existing 2019 Senior Notes, the “2019 Senior Notes”) at a premium, with a price of 103.750%.

On May 5, 2014, the Co-Issuers completed a tender offer (the “Tender Offer”) and related solicitation of consents for certain proposed amendments to the indenture governing the 2019 Senior Notes, for any and all of their outstanding 2019 Senior Notes. After the purchase by the Co-Issuers of all 2019 Senior Notes validly tendered and not validly withdrawn prior to the consent payment deadline, the Co-Issuers redeemed for cash all 2019 Senior Notes that remained outstanding after the completion of the Tender Offer, plus accrued and unpaid interest to, but not including, the redemption date. The effect of this transaction was the recognition of a $27,281 loss in the statement of operations under “Loss on bond extinguishment”, which comprises of a $7,881 loss relating to the accelerated amortization of unamortized deferred finance costs, a $3,095 gain relating to the accelerated amortization of unamortized 2019 Senior Notes premium and a $22,495 loss relating to tender premium fees and expenses in connection with the 2019 Senior Notes extinguishment.

2022 Senior Notes

On April 22, 2014, the Co-Issuers issued $375,000 in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”) and Naviera Alto Parana S.A. (“Naviera Alto Parana”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The Co-Issuers have the option to redeem the 2022 Senior Notes in whole or in part, at their option, at any time (i) before May 1, 2017, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. At any time before May 1, 2017, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2022 Senior Notes with the net proceeds of an equity offering at 107.250% of the principal amount of the 2022 Senior Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2022 Senior Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the 2022 Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

As of December 31, 2014 and December 31, 2013, deferred financing costs associated with both the 2022 and 2019 Senior Notes, respectively, amounted to $8,750 and $8,037, respectively. Interest expense associated with the Senior Notes amounted to $27,201, $25,183 and $18,500 for the years ended December 31, 2014, 2013 and 2012, respectively.

The indenture contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to the Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

As of December 31, 2014, all subsidiaries, including Logistics Finance, Horamar do Brasil and Naviera Alto Parana are 100% owned. Logistics Finance, Horamar do Brasil and Naviera Alto Parana do not have any independent assets or operations. In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Other Indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2014, the outstanding loan balance was $459 ($528 as of December 31, 2013). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021.

In connection with the loan and other long term liabilities, the Company is subject to certain covenants and commitments and certain of its assets are restricted as collateral.

The Company was in compliance with all the covenants as of December 31, 2014.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The maturity table below reflects future principal payments of the long-term debt outstanding as of December 31, 2014, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
2015	$69
2016	69
2017	69
2018	69
2019	69
2020 and thereafter	375,114

Total	$375,459

NOTE 10: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The Senior Notes are fixed rate borrowings and their fair value was determined based on quoted market prices.

Capital leases and long term debt: The capital leases and long-term debt are fixed rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2014		December 31, 2013
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$71,931	$71,931	$86,569	$86,569
Senior notes	$(375,000)	$(378,049)	$(290,000)	$(314,650)
Capital lease obligations	$(22,360)	$(22,360)	$(23,759)	$(23,759)
Long-term debt, including current portion	$(459)	$(459)	$(528)	$(528)

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

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Level III: Inputs that are unobservable.

	Fair Value Measurements at December 31, 2014
	Total	Level I	Level II	Level III
Cash and cash equivalents	$71,931	$71,931	$—	$—
Senior Notes	$(378,049)	$(378,049)	$—	$—
Capital lease obligations(1)	$(22,360)	$—	$(22,360)	$—
Long-term debt(1)	$(459)	$—	$(459)	$—

	Fair Value Measurements at December 31, 2013
	Total	Level I	Level II	Level III
Cash and cash equivalents	$86,569	$86,569	$—	$—
Senior Notes	$(314,650)	$(314,650)	$—	$—
Capital lease obligations(1)	$(23,759)	$—	$(23,759)	$—
Long-term debt(1)	$(528)	$—	$(528)	$—

(1)	The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.

NOTE 11: TIME CHARTER, VOYAGE AND PORT TERMINAL EXPENSES

Time charter, voyage and port terminal expenses for the years ended December 31, 2014, 2013 and 2012 were as follows:

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Fuel	$27,185	$24,104	$21,907
Time charter	2,468	1,286	3,587
Ports payroll and related costs	5,305	4,974	4,289
Docking expenses	2,819	2,166	2,720
Maritime and regulatory fees	1,156	1,175	965
Towing expenses	2,353	2,379	2,452
Other expenses	6,367	6,344	5,856

Total	$47,653	$42,428	$41,776

NOTE 12: DIRECT VESSEL EXPENSES

Direct vessel expenses for the year ended December 31, 2014, 2013 and 2012 were as follows:

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Payroll and related costs	$47,905	$47,766	$47,950
Insurances	3,371	3,618	3,727
Repairs and maintenance	9,177	11,153	9,972
Lubricants	1,523	1,203	1,071
Victualing	2,203	1,904	2,256
Travel expenses	3,644	2,662	2,026
Other expenses	4,364	4,407	2,474

Total	$72,187	$72,713	$69,476

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 13: GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses at December 31, 2014, 2013 and 2012 were as follows:

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Payroll and related costs	$6,931	$7,351	$7,448
Professional fees	3,403	3,852	3,902
Other expenses	4,430	3,414	3,494

Total	$14,764	$14,617	$14,844

NOTE 14: COMMITMENTS AND CONTINGENCIES

In connection with the acquisition of Horamar on January 1, 2008, Navios Logistics recorded liabilities for certain pre-acquisition contingencies that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify Navios Logistics in the event that any of the above contingencies materialize before agreed-upon dates, extending to various dates by 2021. As of December 31, 2014, the remaining liability related to these pre-acquisition contingencies amounted to $81 ($829 in 2013; $1,039 in 2012) and was entirely offset by an indemnification asset for the same amount, which was reflected in other non-current assets.

As of December 31, 2014, Navios Logistics had obligations related to the acquisition of three new pushboats, the payment of the deferred considerations for the acquisition of two companies, who hold the right to occupy approximately 53 acres of land located in the Nueva Palmira free zone in Uruguay, and the remaining installments for the acquisition of the chartered-in fleet, consisting of one pushboat and three liquid barges, (see Notes 6, 7, 17) of $15,996, $6,800 and $7,510, respectively. The maturity table below reflects the remaining future payments of these commitments:

Year	Amount in thousands of U.S. dollars
2015	$28,380
2016	1,926

Total	$30,306

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2016.

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

NOTE 15: INCOME TAXES

As indicated in Note 2(u), the Company is a Marshall Islands corporation. However, the Company is subject to tax in Argentina, Brazil and Paraguay, jurisdictions where certain of its subsidiaries operate. The Company’s

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

operations in Panama and Uruguay are not taxed. The corporate income tax rate in Argentina, Brazil and Paraguay is 35%, 34% and 10%, respectively for the year ended December 31, 2014.

The components of income before income taxes in consolidated statements of income for the years ended December 31, 2014, 2013 and 2012 are as follows:

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Argentina	$(1,661)	$(11,669)	$(10,524)
Paraguay	3,971	1,719	(13,168)
Uruguay	33,076	40,843	35,932
Panama	(18,731)	(18,707)	(12,719)
Marshall Islands	(33,424)	(6,312)	687
Others	(211)	(600)	3

Total (loss)/income before income taxes and noncontrolling interest	$(16,980)	$5,274	$211

Income tax benefit/(expense) is comprised of:

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Current	$(626)	$559	$(316)
Deferred	1,183	442	2,250

Total Argentina	$557	$1,001	$1,934
Current	$(232)	$(658)	$(826)
Deferred	(49)	4,211	(1,143)

Total Paraguay	$(281)	$3,553	$(1,969)

Total income tax benefit/(expense)	$276	$4,554	$(35)

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

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Reconciliation of income tax benefit to taxes calculated based on Argentinean statutory tax rate is as follows:

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Loss before income taxes and noncontrolling interest	$(1,661)	$(11,669)	$(10,524)
Statutory tax rate	35%	35%	35%

Income before taxes at the statutory tax rate	581	4,084	3,683
Permanent differences	(24)	(3,083)	(1,749)

Income tax benefit of the year	$557	$1,001	$1,934

The components of deferred income taxes included on the balance sheets were as follows:

	December 31, 2014	December 31, 2013
Deferred income tax assets:
Future deductible differences	$2,271	$17
Tax loss carry-forward	—	2,013

Total deferred income tax assets	2,271	2,030

Deferred income tax liabilities:
Intangible assets	(9,198)	(10,186)
Property, plant and equipment, net	(5,281)	(5,348)
Other	(527)	(365)

Total deferred income tax liabilities	(15,006)	(15,899)

Net deferred income tax liabilities	$(12,735)	$(13,869)

NOTE 16: LEASES

Chartered-out:

As of December 31, 2014, the future minimum revenue (charter-out rates are presented net of commissions, where applicable, and assume no off-hire days) expected to be earned on non-cancelable time charters, COA’s with minimum guaranteed volumes and contracts with minimum guaranteed throughput in the Company’s ports were as follows:

Amount
2015	$166,311
2016	107,440
2017	43,392
2018	23,354
2019	22,515
2020 and thereafter	11,087

Total minimum revenue, net of commissions	$374,099

Revenues from time charters are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Chartered-in:

As of December 31, 2014, the Company’s future minimum commitments, net of commissions under chartered-in vessels were as follows:

Amount
2015	$206
2016	32

Total	$238

For the year ended December 31, 2014, charter hire expense for chartered-in pushboats and barges amounted to $2,468 ($1,286 in 2013 and $3,587 in 2012).

Office space:

The future minimum commitments under lease obligations for office space were as follows:

Amount
2015	$907
2016	851
2017	588
2018	247
2019	104
2020 and thereafter	98

Total	$2,795

Rent expense for office space amounted to $700 for the year ended December 31, 2014 ($360 in 2013 and $238 in 2012).

NOTE 17: TRANSACTIONS WITH RELATED PARTIES

At December 31, 2014 and 2013, the amounts due to affiliate companies were as follows:

	December 31, 2014	December 31, 2013
Navios Holdings	$1,783	$544

Amounts due to affiliate companies do not accrue interest and do not have a specific due date for their settlement.

General & administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2014 amounted to $760 ($740 in 2013 and $600 in 2012).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Due to related parties, net: During the second half of 2012, Navios Logistics acquired 100% of the outstanding stock of Merco Parana S.A., an Argentinean company owned by Claudio Pablo Lopez, Horacio Enrique Lopez and Carlos Augusto Lopez, and owner of three liquid barges that were previously chartered-in by Navios Logistics. The total consideration for the acquisition was $2,493 to be paid in installments. The final installment was paid on March 29, 2013.

During the second half of 2012, Navios Logistics acquired one pushboat and three liquid barges, which were previously chartered-in by Navios Logistics, from Holdux Maritima Leasing Corp., a Panamanian company owned by members of the family of Mr. Horacio Alfredo Lopez, the father of Mr. Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman, Mr. Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division and Mr. Horacio Enrique Lopez Navios Logistics’ Chief Operating Officer—Shipping Division. The total consideration for the acquisition was $13,443 to be paid in one initial payment and seven semiannual installments with the final installment payable on June 30, 2016. As of December 31, 2014, the Company had paid $5,933 and the remaining balance was $7,510.

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were $191 for the year ended December 31, 2014 ($98 in 2013 and $56 in 2012) and amounts payable amounted to $20 as of December 31, 2014 and $5 as of December 31, 2013.

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

Pursuant to an amendment dated June 17, 2010, when we became subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), the shares of our common stock held by Navios Holdings were to convert into shares of Class B Common Stock, with each share of Class B Common Stock entitling its holder to ten votes per share. Navios Holdings has currently waived such conversion provision. If and when the conversion occurs, it will permit Navios Holdings to control our business even if it does not hold a majority economic interest in our company.

Pursuant to an Assignment and Succession agreement dated December 17, 2012, Peers Business Inc., a Panamanian corporation assumed all rights and obligations of Grandall under the Shareholders’ Agreement.

Employment Agreements

The Company has executed employment agreements with several of its key employees who are noncontrolling shareholders of the Company. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete. The employment agreements initially expired in December 31, 2009, but are being

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

renewed automatically for successive one-year periods until either party gives 90 days written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $280 to $340 per year, annual bonuses and other incentives, provided certain performance targets are achieved. Under the agreements, the Company accrued compensation totaling $900 for the year ended December 31, 2014 ($900 in 2013; $900 in 2012).

NOTE 18: SHARE CAPITAL

Common shares and shareholders

On August 4, 2010, the Company amended its articles of incorporation increasing its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.

As of December 31, 2014 and 2013, the Company has issued 20,000 shares of common stock, with a par value of $1.00.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders.

NOTE 19: RESTRICTIONS ON DISTRIBUTION OF PROFITS

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

The Company’s ability to pay dividends is also restricted by the indenture governing the Senior Notes. See also Note 9 for restrictions on distribution of dividends under the indenture governing the Senior Notes.

NOTE 20: (LOSS)/EARNINGS PER COMMON SHARE

Basic and diluted net (loss)/earnings per share are computed using the weighted-average number of common shares outstanding. The computations of basic and diluted (loss)/earnings per share for each of the years ended December 31, 2014, 2013 and 2012, are as follows:

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Net (loss)/income attributable to Navios Logistics’ stockholders	$(16,704)	$9,716	$156

Weighted average number of shares, basic and diluted	20,000	20,000	20,000

Net (loss)/earnings per share from continuing operations:
Basic and diluted	$(0.8352)	$0.4858	$0.0078

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

At December 31, 2014, 2013 and 2012, the Company had no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net (loss)/earnings per share.

NOTE 21: SEGMENT INFORMATION

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

The Cabotage Business segment

Navios Logistics owns and operates oceangoing vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of six oceangoing product tanker vessels, two self-propelled barges and a bunker vessel. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Unallocated interest

This reconciling item represents the interest expense resulting from the 2022 Senior Notes which has not yet been fully allocated to the segments due to the fact that the amount received has been maintained at the corporate level and not utilized by an operating segment as of December 31, 2014.

Inter-segment transactions, if any, are accounted for at current market prices.

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the years ended December 31, 2014, 2013 and 2012:

	Port Terminal Business Segment for the Year Ended December 31, 2014	Cabotage Business Segment for the Year Ended December 31, 2014	Barge Business Segment for the Year Ended December 31, 2014	Unallocated interest	Total
Time charter, voyage and port terminal revenues	$39,687	$59,720	$109,100	$—	$208,507
Sales of products	60,267	—	—	—	60,267
Time charter, voyage and port terminal expenses	(11,158)	(1,938)	(34,557)	—	(47,653)
Direct vessel expenses	—	(32,672)	(39,515)	—	(72,187)
Cost of products sold	(58,011)	—	—	—	(58,011)
Depreciation of vessels, port terminals and other fixed assets, net	(3,385)	(2,606)	(15,273)	—	(21,264)
Amortization of intangible assets	(987)	—	(2,835)	—	(3,822)
Amortization of deferred drydock and special survey costs	—	(3,000)	(2,838)	—	(5,838)
General and administrative expenses	(2,459)	(858)	(11,447)	—	(14,764)
Provision for losses on accounts receivable	—	(158)	(390)	—	(548)
Taxes other than income taxes	—	(6,090)	(3,185)	—	(9,275)
Loss on bond extinguishment	—	(5,000)	(22,281)	—	(27,281)
Interest expense and finance cost, net	(1,329)	(5,537)	(18,038)	(2,933)	(27,837)
Interest income	48	—	243	—	291
Foreign exchange differences. net	(120)	802	812	—	1,494
Other income, net	456	—	485	—	941

Income/(loss) before income taxes	23,009	2,663	(39,719)	(2,933)	(16,980)
Income tax benefit/(expense)	168	(2,025)	2,133	—	276

Net income/(loss) attributable to Navios Logistics’ stockholders	$23,177	$638	$(37,586)	$(2,933)	$(16,704)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Year Ended December 31, 2013	Cabotage Business Segment for the Year Ended December 31, 2013	Barge Business Segment for the Year Ended December 31, 2013	Unallocated interest	Total
Time charter, voyage and port terminal revenues	$39,189	$54,337	$97,208	$—	$190,734
Sales of products	46,350	—	—	—	46,350
Time charter, voyage and port terminal expenses	(10,654)	(1,871)	(29,903)	—	(42,428)
Direct vessel expenses	—	(34,499)	(38,214)	—	(72,713)
Cost of products sold	(42,760)	—	—	—	(42,760)
Depreciation of vessels, port terminals and other fixed assets, net	(2,853)	(2,655)	(14,047)	—	(19,555)
Amortization of intangible assets	(983)	—	(2,816)	—	(3,799)
Amortization of deferred drydock and special survey costs	—	(2,188)	(1,204)	—	(3,392)
General and administrative expenses	(2,097)	(898)	(11,622)	—	(14,617)
Provision for losses on accounts receivable	—	(123)	(444)	—	(567)
Taxes other than income taxes	(234)	(4,847)	(2,831)	—	(7,912)
Gain on sale of assets	18	—	—	—	18
Interest expense and finance cost, net	—	(6,504)	(16,375)	(2,269)	(25,148)
Interest income	75	—	144	—	219
Foreign exchange differences, net	(339)	692	61	—	414
Other income, net	8	—	422	—	430

Income/(loss) before income taxes and noncontrolling interest	25,720	1,444	(19,621)	(2,269)	5,274
Income tax benefit/(expense)	1,587	(1,218)	4,185	—	4,554

Net income/(loss)	27,307	226	(15,436)	(2,269)	9,828
Less: Net income attributable to the noncontrolling interest	—	—	(112)	—	(112)

Net income/(loss) attributable to Navios Logistics’ stockholders	$27,307	$226	$(15,548)	$(2,269)	$9,716

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Year Ended December 31, 2012	Cabotage Business Segment for the Year Ended December 31, 2012	Barge Business Segment for the Year Ended December 31, 2012	Total
Time charter, voyage and port terminal revenues	$32,209	$52,557	$93,853	$178,619
Sales of products	68,414	—	—	68,414
Time charter, voyage and port terminal expenses	(9,384)	(1,741)	(30,651)	(41,776)
Direct vessel expenses	—	(34,565)	(34,911)	(69,476)
Cost of products sold	(65,039)	—	—	(65,039)
Depreciation of vessels, port terminals and other fixed assets, net	(2,785)	(4,152)	(15,565)	(22,502)
Amortization of intangible assets	(930)	—	(3,508)	(4,438)
Amortization of deferred drydock and special survey costs	—	(463)	(869)	(1,332)
General and administrative expenses	(2,292)	(660)	(11,892)	(14,844)
Provision for losses on accounts receivable	—	—	(747)	(747)
Taxes other than income taxes	(113)	(4,331)	(3,768)	(8,212)
Interest expense and finance cost, net	(1)	(6,635)	(13,421)	(20,057)
Interest income	266	1	121	388
Foreign exchange differences, net	(294)	—	15	(279)
Other income, net	98	372	1,022	1,492

Income/(loss) before income taxes and noncontrolling interest	20,149	383	(20,321)	211
Income tax (expense)/benefit	(889)	(99)	953	(35)

Net income/(loss)	19,260	284	(19,368)	176
Less: Net income attributable to the noncontrolling interest	—	—	(20)	(20)

Net income/(loss) attributable to Navios Logistics’ stockholders	$19,260	$284	$(19,388)	$156

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels amounted to $360,750 and $306,242 at December 31, 2014 and 2013, respectively.

All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment, including constructions in progress, amounted to $102,236 and $85,948 as of December 31, 2014 and 2013, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $26,195 and $29,011 as of December 31, 2014 and 2013, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $44,702 and $28,708 as of December 31, 2014 and 2013, respectively.

As of December 31, 2014, and 2013, goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively.