Form 20-F/A
period 2014-12-31
Navios South American Logistics Inc.
filed 2015-09-18
CIK 1506042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

INTRODUCTORY NOTE

We are filing this Amendment to our Form 20-F for the fiscal year ended December 31, 2014 solely to revise the Report of Independent Registered Public Accounting Firm at December 31, 2014 and December 31, 2013 and for each of the three years in the period ended December 31, 2014 to clarify that the that the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in equity and cash flows present fairly, in all material respects, the financial position of Navios South American Logistics Inc. and its subsidiaries as of December 31, 2014 and 2013, and their results of operations and their cash flows for each of the three years in the period ended December 31, 2014, are prepared “in conformity with accounting principles generally accepted in the United States of America” rather than “in conformity with the standards of the Public Company Accounting Oversight Board”.

No other changes have been made to the previously filed Form 20-F.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-37 and are filed as part of this report statement.

Item 19.	Exhibits

1.1	Amended Articles of Incorporation of Navios South American Logistics Inc.(1)

1.2	Bylaws of Navios South American Logistics Inc.(1)

2.1	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A.(1)

2.2	Indenture, dated as of April 12, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(1)

2.3	First Supplemental Indenture, dated as of April 28, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(2)

2.4	Second Supplemental Indenture, dated as of July 26, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(2)

2.5	Amended and Restated Waiver to Shareholder’s Agreement.(2)

2.6	Third Supplemental Indenture, dated as of December 19, 2012, among Navios South American Logistics Inc. , Navios Logistics Finance (US) Inc. and Wells Fargo Bank, National Association(3)

2.7	Fourth Supplemental Indenture, dated as of March 12, 2013, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(4)

2.8	Fifth Supplemental Indenture, dated as of April 19, 2013, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(5)

2.9	Sixth Supplemental Indenture, dated as of September 12, 2013, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(5)

2.10	Seventh Supplemental Indenture, dated as of April 22, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(6)

2.11	Indenture, dated April 22, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(6)

2.12	First Supplemental Indenture, dated as of November 3, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.**

2.13	Second Supplemental Indenture, dated as of February 6, 2015, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.**

4.1	Administrative Services Agreement, dated as of April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc.(1)

8	Subsidiaries of Navios South American Logistics Inc.**

11	Code of Ethics(2)

12.1	Section 302 Certifications of Principal Executive Officer.*

12.2	Section 302 Certification of Principal Financial Officer.*

13	Section 906 Certifications of Principal Executive and Principal Financial Officer.*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2012 and 2011; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2011, 2011 and 2010; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2011, 2011 and 2010; and (v) the Notes to Consolidated Financial Statements as blocks of text.***

*	Filed herewith.
**	Filed previously.
***	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.
(1)	Previously filed with Registration Statement on Form F-4 (Registration No. 333-179250), as filed with the Securities and Exchange Commission on January 31, 2012.
(2)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on April 5, 2012.
(3)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on March 7, 2013.
(4)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on March 20, 2013.
(5)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, as filed with the Securities and Exchange Commission on March 11, 2014.
(6)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on April 23, 2014.

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

Date: September 18, 2015

Report of Independent Registered Public Accounting Firm

To Navios South American Logistics Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in equity and cash flows present fairly, in all material respects, the financial position of Navios South American Logistics Inc. and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

(y) Severance Payments:

Under certain laws and labor agreements of the countries in which the Company conducts its operations, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Accrual of severance costs is made if they relate to services already rendered, relate to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability. Instead, severance payments are expensed as incurred.

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