Form 20-F
period 2015-12-31
Navios South American Logistics Inc.
filed 2016-04-25
CIK 1506042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

There is no public market for the registrant’s common stock. There were 20,000 shares of the registrant’s, par $1.00 per share, issued and outstanding as of December 31, 2015

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

FORWARD-LOOKING STATEMENTS

Certain statements under the captions “Item 3.D Risk Factors”, “Item 4 Information on the Company” and “Item 5 Operating and Financial Review and Prospects” and elsewhere in this report (including our statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 relating to our business and financial outlook. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, and our beliefs and assumptions. Such statements include, in particular, statements about the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in vessel contract rates, changes in demand for the transportation or storage of grain and mineral commodities and petroleum products, our relationship with Navios Holdings, our ability to enter into innovative financing, changes in our operating expenses, including, drydocking and insurance costs, and costs related to changes in governmental rules and regulations or actions taken by regulatory authorities, political, economic and other issues specifically affecting South America and related government regulations, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of river or seaborne transportation due to accidents or political events, and other statements described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

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

Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	our ability to implement our business strategy, including areas of possible expansion;

•	general market conditions and international logistics and commodities transportation and storage trends, including contract rates, vessel values and factors affecting supply and demand;

•	the loss of a customer or the ability of a customer to perform its obligations under a contract;

•	our financial condition and liquidity, including our ability to service our debt, comply with our financial covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to expand and maintain relationships with existing customers and obtain new customers;

•	our future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels or port facilities (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	our ability to leverage Navios Holdings’ relationships and reputation within shipping industry to our advantage;

•	our anticipated general and administrative expenses;

•	fluctuations in currencies and interests rates;

•	general political, economic and business conditions in Argentina, Brazil, Uruguay, Paraguay and in other countries in which we operate;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	general domestic and international political conditions, including unrest, wars, acts of piracy and terrorism;

•	potential liability from pending or future litigation; and

•	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.

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

The selected consolidated historical financial information as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014, and 2013, are derived from our audited consolidated financial statements which are included elsewhere in this report. The selected consolidated historical financial information as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and December 31, 2011 have been derived from our audited financial statements not included in this report. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this report.

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
	(Expressed in thousands of U.S. dollars—except share data)
Statement of Operations Data
Time charter, voyage and port terminals revenues	$211,701	$208,507	$190,734	$178,619	$165,625
Sales of products	39,347	60,267	46,350	68,414	69,063
Time charter, voyage and port terminal expenses	(33,564)	(47,653)	(42,428)	(41,776)	(41,680)
Direct vessel expenses	(74,746)	(72,187)	(72,713)	(69,476)	(63,422)
Cost of products sold	(36,811)	(58,011)	(42,760)	(65,039)	(66,757)
Depreciation of vessels, port terminals and other fixed assets, net	(24,146)	(21,264)	(19,555)	(22,502)	(18,180)
Amortization of intangible assets and liabilities, net	(3,823)	(3,822)	(3,799)	(4,438)	(4,436)
Amortization of deferred drydock and special survey costs	(7,280)	(5,838)	(3,392)	(1,332)	(718)
General and administrative expenses	(14,008)	(14,764)	(14,617)	(14,844)	(13,662)
Recovery of/(provision for) losses on accounts receivable	52	(548)	(567)	(747)	(492)
Taxes other than income taxes	(11,976)	(9,275)	(7,912)	(8,212)	(8,934)
Gain on sale of assets	—	—	18	—	36
Loss on bond extinguishment	—	(27,281)	—	—	—
Interest expense and finance cost	(27,082)	(27,837)	(25,148)	(20,057)	(17,074)
Interest income	569	291	219	388	843
Foreign exchange differences, net	219	1,494	414	(279)	(645)
Other income, net	235	941	430	1,492	669

Income/(loss) before income taxes and noncontrolling interest	$18,687	$(16,980)	$5,274	$211	$236
Income tax benefit/(expense)	3,551	276	4,554	(35)	348

Net income/(loss)	$22,238	$(16,704)	$9,828	$176	$584
Less: Net income attributable to the noncontrolling interest	—	—	(112)	(20)	(780)

Net income/(loss) attributable to Navios Logistics’ stockholders	$22,238	$(16,704)	$9,716	$156	$(196)

Earnings/(loss) per share attributable to Navios Logistics’ stockholders, basic and diluted	$1.11	$(0.84)	$0.49	$0.01	$(0.01)

Weighted average number of shares, basic and diluted	20,000	20,000	20,000	20,000	20,000

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
	(Expressed in thousands of U.S. dollars—except share data)
Balance Sheet Data (at year end)
Current assets, including cash and cash equivalents	$119,902	$124,301	$125,765	$98,182	$85,952
Total assets(1)	785,619	786,133	704,023	630,493	614,294
Total long-term debt, net, including current portion(1)	367,568	366,709	285,647	194,747	193,727
Total Navios Logistics’ stockholders’ equity	336,013	313,775	330,479	320,840	320,684

(1)	Revised to reflect the adoption of ASU 2015-03. Refer to Note 2 to the consolidated financial statements.

The following table sets forth the selected consolidated historical financial data for our business.

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(Expressed in thousands of U.S. dollars, except other operating data)
Other Financial Data
Net cash provided by operating activities	$44,985	$13,020	$14,498	$24,230	$14,589
Net cash used in investing activities	(27,039)	(101,858)	(61,488)	(17,632)	(70,598)
Net cash (used in)/provided by financing activities	(8,370)	74,200	88,021	(1,589)	57,334
Book value per common share	16.80	15.69	16.52	16.04	16.03
Adjusted EBITDA(1)	$80,449	$68,771	$56,837	$48,132	$39,021
Other Operating Data
Dry Port—dry cargo tons moved	4,660,280	3,971,200	3,672,100	3,973,200	3,727,200
Liquid Port—cubic meters of stored liquid cargos	207,299	212,866	204,208	231,613	241,481
Liquid Port—cubic meters of sales of products	56,178	61,605	46,868	66,108	73,943
Barge—cubic meters of liquid cargos	306,965	635,576	673,833	828,427	1,092,962
Barge—dry cargo tons	1,015,549	2,032,461	1,456,546	1,048,089	1,074,359
Cabotage—cubic meters of liquid cargos	1,836,506	1,833,813	2,211,612	2,140,289	2,405,471
Cabotage—available days	3,076	2,756	2,832	2,739	2,734
Cabotage—operating days	2,429	2,177	2,156	2,173	2,282
Revenues per Segment
Port Business	$81,729	$99,954	$85,539	$100,623	$92,410
Revenue—dry port	39,333	36,417	35,820	29,161	21,592
Revenue—liquid port	3,049	3,270	3,369	3,048	1,755
Sales of products—liquid port	39,347	60,267	46,350	68,414	69,063
Barge Business	105,974	109,100	97,208	93,853	91,049
Cabotage Business	63,345	59,720	54,337	52,557	51,228

(1)	EBITDA represents net income/(loss) attributable to Navios Logistics’ stockholders before interest and finance costs before depreciation and amortization and income taxes. Adjusted EBITDA in this document represents EBITDA before loss on bond extinguishment. Adjusted EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

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

Adjusted EBITDA Reconciliation to Net Income/(Loss) Attributable to Navios Logistics’ Stockholders

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
	(Expressed in thousands of U.S. dollars)
Net income/(loss) attributable to Navios Logistics’ stockholders	$22,238	$(16,704)	$9,716	$156	$(196)
Depreciation of vessels, port terminals and other fixed assets, net	24,146	21,264	19,555	22,502	18,180
Amortization of intangible assets and liabilities, net	3,823	3,822	3,799	4,438	4,436
Amortization of deferred drydock and special survey costs	7,280	5,838	3,392	1,332	718
Loss on bond extinguishment	—	27,281	—	—	—
Interest income	(569)	(291)	(219)	(388)	(843)
Interest expense and finance cost	27,082	27,837	25,148	20,057	17,074
Income tax (benefit)/expense	(3,551)	(276)	(4,554)	35	(348)

Adjusted EBITDA	$80,449	$68,771	$56,837	$48,132	$39,021

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In each of our businesses, we derive a significant part of our revenues from a small number of customers. For the year ended December 31, 2015, our two largest customers, Vale and Cammessa, accounted for 27.8% and 12.9% of our revenues, respectively, and our five largest customers accounted for approximately 61.7%. For the year ended December 31, 2014, our three largest customers, Vale, Cammessa and Axion Energy, accounted for 22.8%, 13.8% and 10.7% of our revenues, respectively, and our five largest customers accounted for approximately 60.3%. For the year ended December 31, 2013, our two largest customers, Vale and Petropar, accounted for 18.5% and 10.7% of our revenues, respectively, and our five largest customers accounted for approximately 56.4%. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels. The loss of any of our significant customers could materially adversely affect our results of operations.

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

On March 30, 2016, the Company received a message from Vale International S.A. (“Vale International”) stating that Vale International will not be performing the service contract entered into between Corporacion Navios S.A. and Vale International on September 27, 2013 for the iron ore port facility currently under construction in Nueva Palmira, Uruguay. While the Company believes that Vale International’s position is without merit and that the contract remains in force, no assurances can be provided that Vale International will finally perform the contract, failing which, the Company will take legal measures to enforce its entitlement to damages in accordance with the contract terms. If Vale International fails to perform the contract, there may be a significant impact on the Company’s business.

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

Our capital expenditures during 2013, 2014 and 2015 were $61.5 million, $101.9 million and $27.0 million, respectively, used to acquire and/or pay installments for among things, one product tanker, a bunker vessel, six pushboats, 142 barges and to expand our port terminal operations through the construction of one drying and conditioning facility, a new conveyor belt, new tanks, a silo and an iron ore port facility. In order to follow our current strategy for growth, we will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures.

In the future, we will also need to make capital expenditures required to maintain our current ports, fleet and infrastructure. Cash generated from our earnings may not be sufficient to fund all of these measures. Accordingly, we may need to raise capital through borrowings or the sale of debt or equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we fail to obtain the funds necessary for capital expenditures required to maintain our ports, fleet and infrastructure, we may be forced to take vessels out of service or curtail operations, which could materially harm our revenues and profitability. If we fail to obtain the funds that might be necessary to acquire new vessels, expand our existing infrastructure, or increase our working capital or capital expenditures, we might not be able to grow our business and our earnings could suffer. For example, we have signed an agreement with Vale International for the storing and transshipping of iron ore and other commodities. To serve this contract, we are expanding our existing terminal infrastructure at an investment cost estimated at approximately $150.0 million which we plan to finance with a combination of cash on our balance sheet, operating cash flows, and exploit debt financing. As of December 31, 2015, we have already invested in dredging, acquisition of rights to land adjacent to our existing dry port and other works and expect to continue investing over the next year or more. If we fail to obtain the funds necessary for such capital expenditure, we may not be able to service our agreement with Vale International, materially affecting our future earnings. Furthermore, despite covenants under the indenture governing the 7.25% Senior Notes due 2022 (the “2022 Senior Notes”) (See “Item 5.B. Liquidity and Capital Resources—Long-term Debt Obligations—2022 Senior Notes”) and the agreements governing our other indebtedness, we will be permitted to incur additional indebtedness which would limit cash available for working capital and to service our indebtedness.

If we fail to meet construction benchmarks with respect to the expansion of our Nueva Palmira port terminal or secure the funds necessary for such capital expenditure, we may not be able to service our agreement with Vale International, materially affecting our future earnings.

We have signed an agreement with Vale International for the storing and transshipping of iron ore and other commodities. To serve this contract, we are expanding our existing terminal infrastructure at an investment cost estimated at approximately $150.0 million which we are financing with a combination of cash on our balance sheet, operating cash flows, debt and export financing. The agreement sets forth certain benchmarks during the construction phase of the expansion. If such construction benchmarks are not met our contract may be terminated, materially affecting our business, financial condition, results of operations and future earnings. As of December 31, 2015, we have already invested in dredging, acquisition of rights to land adjacent to our existing dry port and other works, and are continuing to invest in equipment design and manufacture and civil design and construction and other works and expect to continue investing over the next year or more. If we fail to obtain the funds necessary for such capital expenditure, we may not be able to service our agreement with Vale International, materially affecting our business, financial condition, results of operations and future earnings.

The completion of the expansion of the port terminal could be delayed or otherwise not completed because of:

•	quality, design or engineering problems;

•	changes in governmental regulations;

•	work stoppages or other labor disturbances at the port terminal;

•	bankruptcy or other financial crisis of our suppliers or contractors;

•	a backlog of orders with our suppliers;

•	political or economic disturbances;

•	weather interference or catastrophic event, such as a major earthquake, flood or fire;

•	shortages of or delays in the receipt of necessary construction materials or equipment;

•	inability to finance the construction or importation of key equipment;

•	inability to obtain requisite permits or approvals or revocation of such permits or approvals by the Uruguayan government; or

•	the inability of our contractors or suppliers to meet our schedule.

If the completion of the expansion of the port terminal is materially delayed, it could materially adversely affect our business, financial condition, results of operations and future earnings.

For any newbuilding vessels we purchase, delays, cancellations or non-completion of deliveries of such newbuilding vessels could harm our operating results.

For any newbuilding vessels we purchase, the shipbuilder could fail to deliver the newbuilding vessel as agreed or we could cancel the purchase contract if the shipbuilder fails to meet its obligations. In addition, under charters or contracts we may enter into that are related to a newbuilding, if our delivery of the newbuilding to our customer is delayed, the customer may terminate the contract and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages. We do not derive any revenue from a vessel until after its delivery and are required to pay substantial sums as progress payments during construction of a newbuilding. While we have refund guarantees from financial institutions with respect to such progress payments in the event the vessel is not delivered by the shipyard or is otherwise not accepted by us, there is the potential that we may not be able to collect all portions of such refund guarantees, in which case we would lose the amounts we have advanced to the shipyards for such progress payments.

The completion and delivery of newbuildings could be delayed, cancelled or otherwise not completed because of:

•	quality, design or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	inability to finance the construction or conversion of the vessels; or

•	inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, it could materially adversely affect our future earnings.

The failure of Petrobras to successfully implement its business plan for 2015-2019 could adversely affect our business.

In June 2015, Petrobras announced its business plan for 2015-2019, which includes a projected capital expenditure budget of $130.3 billion between 2015 and 2019, reducing its previously projected capital expenditure budget of $220.6 billion for the period 2014-2018. In January 2016, Petrobras, announced its decision to further reduce its projected capital expenditure budget for the period 2015-2019, from $130.3 billion to $98.4 billion. In May 2011, we signed 15-year charter contracts with Petrobras for six Panamax vessels, which are subject to our option to cancel the contracts if we are unable to secure acceptable financing for the construction of the vessels (to be completed by 2018). We have yet to make any capital expenditures related to the vessels, therefore the potential decrease in Petrobras’ capital expenditures will not expose us to any losses. Any failure to capitalize on our relationship with Petrobras could affect our future growth opportunities.

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

The costs to operate and maintain a port or a vessel increase with the age of the port equipment or the vessel. Governmental regulations, safety or other equipment standards related to the age of the operational port equipment or vessels may require expenditures for alterations or the addition of new equipment to our port equipment or vessels and may restrict the type of activities in which these ports or vessels may engage. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key equipment for our vessels and ports (such as engine makers, propulsion systems makers, control systems makers and others) may not have the spare parts needed available immediately (or off-the-shelf) and may have to produce them when required. If this was the case, our vessels and ports may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in substantial loss of revenues for us. The average age of our seven double-hulled product tankers is seven years. In some cases, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well.

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

Our business is materially affected by government regulation to protect the environment, health and safety in the form of international conventions, national, state and local laws, customs inspections and related procedures, and regulations in force in the jurisdictions in which our ports are located and our fleet operates, as well as in the country or countries of their registration. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels, or on the operation of our ports. Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by inland self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. In order to satisfy any such requirements, we may be required to take one or more of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write-downs. For example, the recent phase-out of single-hulled vessels require us to either replace, modify or shift the utilization of some of our single-hulled vessels, which could have a material adverse effect on our results of operations.

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

In addition, approval of governmental, regulatory and other authorities may be needed to implement any acquisitions or expansions. For example, we have available land within the Nueva Palmira Free Zone in Uruguay as well as near the Free Zone where we plan to expand our port facility and construct a port terminal for minerals and liquid cargo. In order to complete these projects, however, we need to receive required authorization from several authorities. If these authorities deny our request for authorization or if existing authorizations are revoked, we will not be able to proceed with these projects.

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

At December 31, 2015, we employed 350 land-based employees and 713 seafarers as crew on our vessels. Crew costs are a significant expense for us. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our time and spot contracts. Additionally, labor union activity in the Hidrovia may create pressure for us to pay higher crew salaries and wages. In addition, fuel is one of the largest operating expenses in our barge and cabotage businesses, where the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Currently, most of our long-term contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. We may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent our contracts do not pass-through changes in fuel prices to our clients, we will be forced to bear the cost of fuel price increases. We may hedge in the futures market all or part of our exposure to fuel price variations. We cannot assure you that we will be successful in hedging our exposure. In the event of a default by our contractual counterparties or other circumstance affecting their performance under a contract, we may be subject to exposure under, and may incur losses in connection with, our hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. We may not be able to pass onto our customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially adversely affect our results of operations.

Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially adversely affect our results of operations, financial condition and cash flows.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Recent conflicts in Iraq, Afghanistan, Syria, Ukraine, other current conflicts, and continuing concerns relating to the European sovereign debt crisis have led to increased volatility in global credit and equity markets. Several European countries including Greece, have been affected by increasing public debt burdens and weakening economic growth prospects. In recent years, Standard and Poor’s Rating Services and Moody’s Investors Service (“Moody’s”) downgraded the long-term ratings of most European countries’ sovereign debt and initiated negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits, which may expose us to a loss of cash deposits or cash equivalents.

The credit markets worldwide and in the U.S. have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments took highly significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission (the “SEC”), other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Any changes to securities, tax, environmental, or other laws or regulations, could have a material adverse effect on our results of operations, financial condition or cash flows, and could cause the value of our common stock to decline.

Since 2008, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These difficulties resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties were compounded by financial turmoil affecting the world’s debt, credit and capital markets, and the general decline in the willingness by banks and other financial institutions to extend credit, particularly to the shipping industry due to the historically low vessel earnings and values, and, in part, due to changes in overall banking regulations (for example, Basel III). As a result, the ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, were for a time uncertain. Following the stress tests run by the European Central Bank (the “ECB”), revised capital ratios have been communicated to European banks. This has reduced the uncertainty following the difficulties of the past several years, but it has also led to changes in each bank’s lending policies and ability to provide financing or refinancing. A recurrence of global economic weakness may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

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

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to ours. With respect to exports, our competitors are Montevideo Port in Montevideo and Ontur and TGU in Nueva Palmira. The main competitor of our liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol, TLP, Petrobras and Trafigura.

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

We periodically employ some of our fleet on a spot basis. As of December 31, 2015, 67% of our cabotage fleet and 61% of our barge fleet on a dwt tons basis was employed under time charter or COA contracts. The remaining percentage of our barge fleet and cabotage fleet were employed in the spot market. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in our target markets have not yet been clearly determined but we expect them to exhibit significant volatility as the South American markets mature. We cannot assure you that we will be successful in keeping our fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably. A significant decrease in spot market rates or our inability to fully employ our fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially adversely affect our results of operations, and operating cash flow.

Because the fair market values of vessels may fluctuate significantly, we may incur losses when we sell vessels.

Vessel values have historically been highly volatile. The market value of our vessels may fluctuate significantly in the future, and we may incur losses when we sell vessels, which would adversely affect our financial condition and results of operations. Some of the factors that affect the fair market value of vessels, all of which are beyond our control, are:

•	prevailing level of vessel contract rates;

•	number of newly constructed vessel deliveries;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global commodity supply and demand;

•	types and sizes of vessels;

•	development and viability of and increase in use of other modes of transportation;

•	number of vessels of similar type and size currently on the market for sale;

•	cost of newly constructed vessels;

•	governmental or other regulations; and

•	general economic and market conditions affecting the shipping industry.

Our industry has inherent operational risks that may not be adequately covered by our insurance.

The operation of vessels in international and regional trade is inherently risky. Although we carry insurance for our fleet covering risks commonly insured against by vessel owners and operators, such as hull and machinery insurance, war risks insurance and protection and indemnity insurance, all risks may not be adequately insured against, any particular claim may not be paid and any indemnification paid due to the occurrence of a casualty covered by our policies may not be sufficient to entirely compensate us for the damages suffered. We do not currently maintain loss of hire, credit risk or defense insurance, which would cover the loss of revenue if any of our contracts were terminated prior to their expiration and our legal costs to recover related damages. We also do not maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Furthermore, we do not maintain strike insurance, which would protect us from loss of revenue due to labor disruptions, except at our dry and wet port terminals. Accordingly, any extended vessel off-hire, due to an accident, labor disruption or other reason, could have a material adverse effect on our business. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

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

Navios Holdings and Peers Business Inc. are our significant stockholders. Angeliki Frangou, our Chairman, beneficially owns approximately 28.5% of the outstanding common stock of Navios Holdings. Peers Business Inc., which is owned by Claudio Pablo Lopez, our Chief Executive Officer, Horacio Enrique Lopez, our Chief Operating Officer—Shipping Division, and Carlos Augusto Lopez, our Chief Commercial Officer—Shipping Division, owns 36.2% of our outstanding common stock. Navios Holdings and Peers Business Inc., as the beneficial owners of our common stock have the power to control our actions and the outcome of matters on which our stockholders are entitled to vote. Navios Holdings, Ms. Frangou and the Lopez family may pursue interests different from your interests in determining these matters.

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

Navios Holdings has indicated that it has been evaluating a number of strategic alternatives for us, including our becoming an independent business. While there can be no certainty as to timing, Navios Holdings could decide to pursue these alternatives during 2016. We are party to an administrative services agreement with Navios Holdings (the “Administrative Services Agreement”), pursuant to which Navios Holdings will provide certain services to us, including bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and integration of any acquired businesses. We will rely on Navios Holdings to perform obligations under the agreement. If we undergo a change of control, Navios Holdings may terminate this agreement upon 120 days’ notice. If this agreement is terminated or our relationship with Navios Holdings ended or was significantly altered, we may not have access to these services or be able to capitalize on Navios Holdings’ global network of relationships to source acquisitions, obtain competitive debt financing, and engage in innovative financing and could incur operational difficulties or losses. In addition, we may not benefit from the same financial flexibility our association with Navios Holdings provides us and, as a result, may not be able to access debt financing on favorable terms, or at all. If our relationship with Navios Holdings ends or is significantly altered, our business, results of operations and financial position could be materially adversely affected. See “Item 7.B Certain Relationships and Related Party Transactions—Administrative Services Agreement.”

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

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions.

Our international operations and activities could expose us to risks associated with trade and economic sanctions, prohibitions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the European Union and its member countries. Under economic and trade sanctions laws, governments may seek to impose modifications to, prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties.

Iran

During the last few years, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies, such as our company, and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers.

U.S. economic sanctions on Iran fall into two general categories: “primary” sanctions, which prohibit U.S. citizens and U.S. permanent residents from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the nuclear-related sanctions with respect to Iran were lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (“JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the United Kingdom and the United States) and Germany, there are still certain limitations in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted, except in a very limited fashion.

After the lifting of most of the nuclear-related sanctions on January 16, 2016, EU sanctions remain in place in relation to the export of arms and military goods listed in the EU Common Military List, missiles-related goods and items that might be used for internal repression. The main nuclear-related sanctions which remain in place include restrictions on:

i.	Graphite and certain raw or semi-finished metals such as corrosion-resistant high-grade steel, iron, aluminum and alloys, titanium and alloys and nickel and alloys (listed in Annex VIIB to EU Regulation 267/2012 as updated by EU Regulation 2015/1861 (the “EU Regulation”);

ii.	Goods listed in the Nuclear Suppliers Group list (listed in Annex I to the EU Regulation);

iii.	Goods that could contribute to nuclear-related or other activities inconsistent with the JCPOA (as listed in Annex II to the EU Regulation); and

iv.	Software designed for use in nuclear/military industries (as listed in Annex VIIA to the EU Regulation).

Dealing with the above is no longer prohibited, but prior authorization must be obtained first and is granted on a case-by-case basis. The remaining restrictions apply to the sale, supply, transfer or export, directly or indirectly to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition against making available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved for fixtures involving Iran.

Russia/Ukraine

As a result of the crisis in Ukraine and the annexation of Crimea by Russia earlier in 2014, both the United States and European Union have implemented sanctions against certain persons and entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production, or shale oil projects in Russia.

The United States has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets which may involve the United States or U.S. persons and thus implicate prohibitions.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains economic sanctions against Syria, Sudan, Cuba, limited sanctions against North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists and narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

Compliance

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation and be imputed to us. In addition, given our relationship with Navios Holdings, we cannot give any assurance that an adverse finding against Navios Holdings by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Holdings or ourselves will not have a material adverse impact on our business, reputation or the value of our common stock.

We are constantly monitoring developments in the United States, the European Union and other jurisdictions that maintain economic sanctions against Iran, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes. If any of the risks described above materialize, it could have a material adverse impact on our business and the results of operations.

To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow compliance procedures to avoid economic sanctions violations.

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

As an international logistics company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act which is broader in scope than the FCPA because it does not contain an exception for facilitating payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that have been or are in the process of being implemented, including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation. However, we believe that the procedures that we are currently implementing and have in place to prevent bribery are adequate and that they should provide a defense in certain circumstances to a violation or a mitigation of applicable penalties.

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

In the past, Argentina has experienced periods of high inflation. Inflation has increased since 2005 and has remained relatively high ever since. According to data published by the Instituto Nacional de Estadísticas y Censos, or INDEC, the year-on-year inflation rate (as measured by changes in the consumer price index, or CPI), was 9.5%, 10.8%, and 10.5% for 2011, 2012 and 2013, respectively. The reliability of INDEC’s statistics has been widely questioned due to the substantial disparity between its inflation rate and the higher rates calculated by independent economists. In February 2013, the IMF censured Argentina for its inaccurate financial statistics. In response, in 2014, INDEC adopted the IPCNu, an improved methodology for calculating the CPI , and estimated the 2014 CPI to be 23.9%.

More recently, INDEC estimated the cumulative CPI for 2015, until October, to be 11.9%. However, the newly elected Argentinian government declared a state of administrative emergency, suspending momentarily the publication of all indexes until the INDEC is capable of accurately calculating such indexes. During this suspension period, the inflation rate will be informed through data provided by the City of Buenos Aires and the province of San Luis, according to which the inflation rate in February 2016 was 4.0% and 2.7%, respectively, and is estimated to be around 3.5% in March 2016.

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

Additionally, Argentina had, until recently, virtually no access to foreign financing resulting from a default, several restructurings, and a series of payment suspensions over the past decade. Although in February 2016, the newly elected Argentinian government reached an agreement with certain bondholders to settle their claims on the country’s defaulted sovereign bonds and subsequently, in April 2016, the Argentinian government returned to the international capital markets after 15 years, offering bonds of over $15.0 billion, the country’s continued access to foreign financing remains uncertain. Due to limited access to the international capital markets, the

Argentine government had used the Argentine Central Bank’s foreign-currency reserves for the payment of Argentina’s current debt, the reduction of which may weaken Argentina’s ability to overcome economic deterioration in the future. Argentina’s foreign currency reserves have declined significantly since the end of 2012 and now stand at approximately US$ 29.3 billion. With limited access to international private financing, Argentina may not be able to finance its obligations, and financing from multilateral financial institutions may be limited or not available. This could also inhibit the ability of the Argentine Central Bank to adopt measures to curb inflation and could materially adversely affect Argentina’s economic growth and public finances.

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

Furthermore, in 2001 and 2002 and until February 7, 2003, the Argentine Central Bank restricted Argentine individuals and corporations from transferring U.S. dollars abroad without its prior approval. In 2003 and 2004, the government reduced some of these restrictions, including those requiring the Argentine Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. Nevertheless, significant government controls and restrictions remained in place and increased during 2008 and into 2009, when the Argentine government imposed new restrictions on foreign exchange outflows, including through certain transactions on securities traded locally. Additionally, the Argentine federal tax authority imposed new restrictions and limitations on the purchase of foreign currency.

In December 2015, the Argentinian government implemented several reforms to the foreign exchange market regulations and provided easier access to the foreign exchange market for individuals and companies. The new regulations include the elimination of (a) the requirement to register foreign exchange transactions in the local tax authority, (b) the requirements to transfer the proceeds of new financial indebtedness transactions into Argentina and settle such proceeds through the MULC (the single and free floating foreign exchange market); (c) the re-establishment of the $2.0 million monthly limit per resident on the creation of offshore assets; and (d) the elimination of the requirement for a registered, non-transferable and non-interest-bearing deposit required in connection with several transactions involving foreign currency inflows, among others.

Some remaining controls and restrictions, and any additional restrictions of this kind that may be imposed in the future, could impair our ability to transfer funds generated by our Argentine operations in U.S. dollars outside Argentina to us for the payment of our indebtedness. In addition, any other restrictions or requirements that may be imposed in the future, expose us to the risk of losses arising from fluctuations in the exchange rate of the Argentine peso.

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

In recent years the Argentine government has taken several actions to re-nationalize concessions and public services companies that were privatized in the 1990’s, such as Aguas Argentinas S.A. and Aerolíneas Argentinas S.A. On May 3, 2012, expropriation law 26,741 was passed by the Argentine Congress, providing for the expropriation of 51% of the share capital of YPF S.A., represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities, which have been declared of public interest. The Argentine Government made an offer to compensate Repsol YPF for around $5.0 billion, which was accepted by the Board of Directors and shareholders of Repsol YPF and confirmed by the Argentine Congress. It is unclear whether such expropriation policies will continue and to what extent they will affect the Argentine economy, and thereby our business, results of operations and financial condition.

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

We engage in regional commerce with a variety of entities. Although our operations expose us to certain levels of foreign currency risk, our revenues are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaranies, Argentinean pesos and Brazilian reals; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2015, 2014 and 2013 approximately 61.9%, 47.3% and 55.9%, respectively, of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollars. As part of our overall risk management policy, we may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee we will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which we operate may occur, and if such fluctuations were to occur in one or a combination of the countries in which we operate, our results of operations or financial condition could be materially adversely affected.

Risks Relating to Our Indebtedness

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the 2022 Senior Notes and our other obligations.

At December 31, 2015, we had $396.0 million in aggregate principal amount of debt, including the 2022 Senior Notes, outstanding.

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

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The agreements governing our indebtedness do not fully prohibit us or our subsidiaries from doing so. At December 31, 2015, we had $396.0 million in aggregate principal amount of debt, including the 2022 Senior Notes, outstanding. Any secured indebtedness permitted under the indenture would be effectively senior to the notes to the extent of the value of the assets securing such indebtedness, as would all indebtedness of non-guarantor subsidiaries. We also may incur new indebtedness if we expand our business or purchase new vessels or for other purposes. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all our debt obligations, including the repayment of the 2022 Senior Notes. In addition, the indenture governing the 2022 Senior Notes does not prevent us from incurring obligations that do not constitute indebtedness as defined therein.

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

The market values of our vessels, may fluctuate significantly, which could cause us to breach covenants in debt that we may incur.

Factors that influence vessel values include:

•	prevailing level of vessel contract rates;

•	number of newly constructed vessel deliveries;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global commodity supply and demand;

•	types and sizes of vessels;

•	development and viability of and increase in use of other modes of transportation;

•	number of vessels of similar type and size currently on the market for sale;

•	cost of newly constructed vessels;

•	governmental or other regulations; and

•	general economic and market conditions affecting the shipping industry.

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

The indenture governing the 2022 Senior Notes permits us to incur a significant amount of secured indebtedness, including indebtedness to be used for acquisitions of vessels and businesses. At December 31, 2015, we had approximately $396.0 million of indebtedness outstanding, including $0.4 million of secured indebtedness. This secured indebtedness is secured by one of our vessels. The 2022 Senior Notes are unsecured and therefore do not have the benefit of such collateral. Accordingly, the 2022 Senior Notes will be effectively subordinated to all secured indebtedness. If an event of default occurs under any future credit facility or under other future secured indebtedness, the senior secured lenders will have a prior right to our assets mortgaged in their favor, to the exclusion of the holders of the 2022 Senior Notes, even if we are in default under the 2022

Senior Notes. In that event, our assets and the assets of the subsidiary guarantors would first be used to repay in full all indebtedness and other obligations secured by them, resulting in all or a portion of our assets being unavailable to satisfy the claims of the holders of the 2022 Senior Notes and other unsecured indebtedness. Therefore, in the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, subject to any preferential treatment afforded to resident creditors of any particular jurisdiction, holders of 2022 Senior Notes will participate in our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as such 2022 Senior Notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor or other creditors who receive preferential treatment under applicable law. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the 2022 Senior Notes. As a result, holders of 2022 Senior Notes may receive less, ratably, than holders of secured indebtedness.

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

A bankruptcy request can be filed by the company, its shareholders or partners, or any of its creditors. BBRL lists the events upon which bankruptcy may be requested by a company’s creditors, including the following: (i) failure to provide payment of any liquid obligation when owed in a credit instrument in an amount higher than 40 minimum monthly wages; (ii) arbitrarily anticipate the liquidation of assets or making payment in a damaging or fraudulent way; (iii) simulated deal or sale of all or substantially all assets to a third party, creditor or otherwise, attempted or actually performed; (iv) transfer of establishment to third parties, creditors or otherwise, without the consent of all other creditors and without keeping sufficient assets to fulfill its obligations; and (v) failure to provide payment or assets to guarantee liquid obligations owed in a judicial enforcement proceeding. A bankruptcy order entails two important matters concerning credits: (i) acceleration of all company indebtedness, and (ii) conversion of foreign currency-denominated debts into national currency ones.

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

Uruguay

Uruguayan courts are competent to consider cases and declare bankruptcy when:

•	the debtor has a permanent address, its main business or a local office in Uruguay; or

•	the debtor has or had an office, establishment or exploitation within Uruguayan territory, even when its permanent address or effective center of its activities is located abroad.

If the guarantors, or any of the creditors of the guarantors, file a petition for bankruptcy in Uruguay, Uruguayan bankruptcy law will apply except for the impact of the bankruptcy declaration on the contracts that are governed by a foreign law.

Upon a court declaration of bankruptcy, all the assets of the bankrupt party, either located within Uruguayan territory or abroad, shall be placed under the control of a receiver to be held for the benefit of all creditors. In some cases, after a bankruptcy court declaration, the bankrupt party may continue to manage its assets with the cooperation of a receiver. Otherwise, the receiver will run the business and manage the bankrupt party.

In addition to the above, certain transactions occurring prior to the declaration of bankruptcy may be found by the court to be null and void by operation of law, or may be declared null and void by the court after an examination of the merits, as follows:

•	free of charge contracts executed within the previous two years of the court declaration of bankruptcy;

•	any mortgage or pledge of any assets granted to secure prior and pending obligations with a creditor, or to secure a new obligation assumed with the same creditor immediately after the former obligation is cancelled, if the encumbrance is granted within six months of the court declaration;

•	any payments made to a creditor for obligations that are not yet due, if the payment was completed within six months of the court declaration; and

•	cancellation of contracts executed within six months of the court declaration.

In addition, upon the petition of an interested party, the court may nullify transactions entered into up to two years prior to the entry into the bankruptcy if it is concluded that they were entered into with a malicious intent (fraud) to prevent creditors from satisfying their bona fide claims and the contracting party knew or should have known that the party facing the bankruptcy was insolvent or had suspended payments on its obligations.

These types of actions are prescribed two years after the declaration of bankruptcy is conducted.

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

Uruguay

Should the courts of the United States rule to enforce the guarantees granted by the Uruguayan subsidiaries, the corresponding court’s resolution will be recognized and enforced in the Courts of Uruguay without review of the merits (“Exequatur proceeding”) if the following formalities are met:

•	the resolution complies with the formal requirements necessary for it to be considered authentic in the jurisdiction where it was rendered;

•	the resolution and any relevant documents should be duly legalized in the country where it was issued and translated into Spanish (if necessary) by a duly authorized Uruguayan translator;

•	the court that granted the resolution should have international jurisdiction to hear the matter pursuant to the law of the state where it will produce effects (provided that the matter is not considered as a matter of exclusive jurisdiction for Uruguay);

•	the defendant was given proper notice of the proceeding (shall be duly served notice) and was granted a reasonable opportunity to defend and present its case pursuant the U.S. applicable laws in this regard;

•	the judgment is final (“res judicata”) in the country where it was issued;

•	the decision does not violate Uruguayan international public policy principles.

For the purposes of enforcement and collection in Uruguay, the resolution must be filed before the Supreme Court of Justice in Uruguay, who shall be in charge of verifying compliance with the aforementioned requirements. Service of notice shall be given and the defendant will have 20 business days to oppose the Exequatur proceeding. Then, the government attorney is heard and a resolution is adopted, which is final and not subject to appeal.

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

We have a long history of operating in the Hidrovia region of South America. Corporacion Navios Sociedad Anonima (“CNSA”) was founded by one of our predecessor companies in 1955. Horamar Group (“Horamar”) was formed in 1992, and was combined with CNSA in January 2008 to form Navios Logistics. CNSA owned and operated the largest bulk transfer and storage port terminal in Uruguay. Horamar was a privately held Argentina-

based group specializing in the transportation and storage of liquid cargoes and the transportation of dry bulk cargo in South America along the Hidrovia river system. The combination of CNSA and Horamar under the Navios Logistics umbrella created one of the largest logistics businesses in the Hidrovia region of South America.

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

Our Company

We are one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. We are focused on providing our customers integrated transportation, storage and related services through our port facilities, our large, versatile fleet of dry and liquid cargo barges and our product tankers. We serve the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. Our controlling shareholder, Navios Holdings, provides significant business expertise and know-how to our operations.

We report our operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. For further historical segment information, please see our audited consolidated financial statements included elsewhere in this report.

We have a diverse customer base including global agricultural, mining and petroleum companies. Our customers include affiliates of ADM, Axion Energy, Bunge, Cargill, Glencore, Louis Dreyfus, Petrobras, Petropar (the national oil company of Paraguay), Shell, Vale, Vitol and YPF. We have a long history of operating in the Hidrovia region and have been able to generate and maintain longstanding relationships with our customers. In our dry port facility in Uruguay, we have been serving three of our key customers, ADM, Cargill and Louis Dreyfus, for more than 17 years on average. In our liquid port facility, liquid barge transportation and cabotage business, we have long-term relationships with our global petroleum customers for more than 13 years on average (such as Axion Energy, Petrobras Group, YPF and Shell). In our dry barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then. We are committed to providing quality logistics services for our customers and further developing and maintaining our long-term relationships.

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

Since the business combination in January 2008, we have grown our vessel fleet from 123 to 371 vessels, including barges, pushboats and tankers, of which 366 are owned by us and five are chartered-in. The following is the current core fleet as of April 25, 2016.

Navios Logistics Fleet Summary (owned and chartered-in)

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat fleet(1)	27	95,920 BHP	Various Sizes and Horsepower
Dry Barges	291	512,600 DWT	Dry Cargo
Tank Barges(2)	39	112,475 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG
Self-propelled Tank Barges(3)	2	11,600 m3	Liquid Cargo
Inland Oil Tankers	2	3,900 DWT	Liquid Cargo

Total	364

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H(4)	2010	16,871	Double-hulled Product Tanker
Ferni H(4)	2010	16,871	Double-hulled Product Tanker
Heman H	2012	1,693	Double-hulled Bunker Vessel

Total		82,917

(1)	Three pushboats are expected to be delivered in the second quarter of 2016.
(2)	Five tank barges with total capacity of 12,466 m3 are chartered-in.
(3)	These vessels are currently laid up.
(4)	The Ferni H and the San San H are chartered-in for ten-year periods, and we have the obligation to purchase the vessels immediately upon the expiration of their charter periods in January 2020 and April 2020, respectively, at a purchase price of $5.3 million and $5.2 million, respectively.

Port Terminal Operations

Uruguay Dry Port

We believe we own and operate the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs. In 2014 and 2015, 4.0 million and 4.7 million tons of dry cargo, respectively, were moved through our dry port terminal and we currently have nine silos (some with internal separations) with total storage capacity of 460,000 tons. In our dry port terminal, we have been serving our three key customers for more than 17 years on average.

We have a free zone user agreement with the Republic of Uruguay dating back to the 1950s for the land on which we operate. The agreement has been extended to 2046 and may be extended further until 2066 at our option. Additionally, since our terminal is located in the Nueva Palmira Free Zone, foreign commodities moving through the terminal are free of Uruguayan taxes.

We believe that countries in the region will continue to increase use of land for agriculture and implement technology for increasing yields on productive lands. As a result, we have experienced significant growth in the last ten years from 1.0 million tons moved in 2000 to 4.7 million tons in 2015. We have also been expanding our capacity from 280,000 tons in 2009 to 460,000 tons as of December 31, 2015. We installed a grain drying and conditioning facility on 13.6 acres of land adjacent to our dry port terminal, which has been operational since May 2011. This facility, with 7,000 metric tons in static storage capacity, is focused primarily on Uruguayan soy for export and is expected to serve the needs of our clients for grain products that meet the quality standards required by international buyers. We believe the addition of this facility to our existing operations could save customers expense and time by reducing the need to transport their goods from other drying and conditioning facilities to our port. In addition, in October 2013 we completed the construction of an additional vessel-loading conveyor belt.

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

Port Infrastructure: The port terminal is unique in the region because of its sophisticated design, efficiency and multimodal operations. Our dry port terminal has specially designed storage facilities and conveying systems that provide significant flexibility in cargo movements aimed at avoiding delays to trucks, vessels and barge convoys. The port terminal currently offers 460,000 tons (soybean basis) of clean and secure grain silo capacity. With nine silos (some with internal separations) available for storage, our facility provides customers storage for their commodities separate from those of other customers. The port terminal has the latest generation, high precision, independent weigh scales for loading activity.

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

The pier is a structure of reinforced concrete built on stilts, beams and slabs. It is 45 meters long and 4.5 meters wide, and includes two platforms, each with 148 square meters of surface area. One of the platforms, used for operation during periods of high river level, has a height of 9.05 meters. The second platform is used during periods of lower river level and has a height of 5.0 meters.

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

Fleet: We control 362 vessels in our barge business, including 27 pushboats, 291 dry barges, 39 tank barges, three LPG barges and two small inland oil tankers. We have grown our fleet quickly since our business combination in January 2008. Our dry barge fleet is nearly three times the size it was in January 2008.

Products Transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils), liquefied cargo (liquefied petroleum gas (LPG)) and dry cargo (cereals, cotton pellets, soy bean, wheat, limestone (clinker), mineral iron and rolling stones). During 2015, we transported approximately 1.3 million cubic meters of liquids or tons of dry cargo, consisting of approximately 0.3 million cubic meters of liquids and 1.0 million tons of dry cargo (compared to 2.7 million in 2014, 2.1 million in 2013, and 1.8 million in 2012).

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

Our fleet consists of six oceangoing product tanker vessels, two self-propelled barges and one bunker vessel. Since December 2007, we have grown our cabotage fleet. We acquired two product tanker vessels, the Estefania H and the Makenita H, which were delivered in July 2008 and June 2009, respectively, with an aggregate capacity of 29,508 dwt. In February 2010, we took delivery of the Sara H, a 9,000 dwt double-hulled product oil tanker. In June 2010, we entered into six-year bareboat agreements for two new product tankers, the Ferni H and the San San H, each with a capacity of 16,871 dwt. The San San H and the Ferni H were delivered in June and July 2010, respectively. In September 2014, we took delivery of He Man H, a 1,693 dwt double-hulled bunker vessel.

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

Fleet: The table below reflects our cabotage tanker fleet as of April 25, 2016:

Vessel	Type	Built	DWT	Employment Date	Charter-Out Duration	Expiration Date of License
Malva H	Product Tanker	2008	8,974	March 1, 2016	14 months	May 24, 2016
Estefania H	Product Tanker	2008	12,000	October 1, 2015	24 months	September 26, 2016
Makenita H	Product Tanker	2009	17,508	October 1, 2015	24 months	June 26, 2018
Sara H	Product Tanker	2009	9,000	May 14, 2013	36 months	June 30, 2018
Ferni H	Product Tanker	2010	16,871	March 1, 2016	36 months	August 3, 2018
San San H	Product Tanker	2010	16,871	January 14, 2016	17 months	June 1, 2016
Heman H	Bunker Vessel	2012	1,693	January 01, 2015	36 months	October 6, 2017

Our foreign-flagged cabotage tanker vessels operate under licenses of one to three years’ duration issued by the Argentinean maritime authorities. Such licenses for our vessels expire at various times until August 2018. Upon expiration, the licenses are generally renewed for periods of one to three years. While renewal is pending, the vessels operate under provisional licenses of two to three months’ duration which are re-issued until the longer-term license is obtained.

Products Transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils). During 2015, our cabotage fleet transported approximately 1.8 million cubic meters of liquids (compared to 1.8 million cubic meters in 2014 and 2.2 million cubic meters in 2013).

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

We believe we have high fleet utilization due to our modern cabotage fleet. Our cabotage fleet of seven double-hulled product tankers is one of the youngest in Argentina with an average age of approximately seven years. Younger vessels typically have greater flexibility in their employment and less maintenance time is needed to operate such vessels. Our cabotage fleet utilization rate for the years ended December 31, 2013, 2014 and 2015 was 76.1%, 79.0% and 79.0%, respectively.

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

Long-Term Relationships with High Quality Customers. We have a long history of operating in the Hidrovia region of South America. We have long-standing relationships with a diverse group of large customers, primarily comprised of major international agriculture and oil companies and their affiliates such as ADM, Cargill, Louis Dreyfus, Petrobras, Petropar, YPF, Shell and Vale. These long term customer relationships arise from our reputation for reliability and high-quality service. In our dry port facility in Uruguay, we have been serving three of our key customers, ADM, Cargill and Louis Dreyfus, for more than 17 years on average. In our liquid port facility, liquid barge transportation and cabotage business, we have long term relationships with our global petroleum customers for more than 13 years on average. In our barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then.

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

Capitalize on Attractive Fundamentals in Our Businesses. As one of the largest owners and operators of barges and product tankers in the Hidrovia region, with some of the largest, most modern and strategically located port facilities, we believe we are well positioned to capitalize on the attractive fundamentals for storage and marine transportation services in the region. There currently exists a shortage of adequate rail and highway infrastructure in South America to meet the growing demand for exports, and the Hidrovia river system and coastal trade represent some of the more cost-efficient methods of transportation in the region. The Hidrovia river system is one of the largest navigable river systems in the world, comparable in length to the Mississippi River system in the United States. A comparison of the two river systems illustrates the significant potential for future development of the Hidrovia which serves economies that are expected to grow in the future. For example, during the period 2016-2020, Brazil is expected to grow 1.7% on average, Uruguay 2.8% on average and Paraguay 4.0% on average, according to the International Monetary Fund’s latest available data on World Economic Outlook. Advanced economies, including the United States, are expected to grow 2.1% on average during the same period, according to the same source. If such growth in the Hidrovia Region economies does not materialize, it could materially delay or prevent the Hidrovia Region from realizing its potential.

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

We also believe that we benefit from the risk management practices adopted by Navios Holdings. Navios Holdings closely monitors its counterparties’ credit exposure. Navios Holdings has established policies designed for contracts to be entered into with counterparties that have appropriate credit history and we have access to Navios Holdings’ policies and personnel for this purpose. We believe that we can use our relationship with Navios Holdings and its established reputation in order to obtain favorable long-term time contracts and attract new customers. If our relationship with Navios Holdings ends or is significantly altered, our business, results of operations and financial position could be materially adversely affected. See “Item 3.D Risk Factors—Risks Relating to Our Industry and Our Business—We have a meaningful relationship with Navios Holdings, and we depend on Navios Holdings for certain legal, advisory, administrative and other services and benefit from its global network to obtain competitive financing. If our relationship with Navios Holdings ended or was significantly altered, our business and results of operations could be materially adversely affected.”

Seasonality

Certain of our businesses have seasonality aspects, and seasonality affects the results of our operations and revenues, particularly in the first and last quarters of each year. Generally, the high season for the barge business is the period between February and July, as a result of the South American harvest and higher river levels. Expected growth in soybean and mineral production and transportation may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect our operations as the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact our ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to our dry port terminal operations in Uruguay, high season is mainly from April to September, linked with the arrival of the first barges down-river and with the oceangoing vessels logistics operations. The port terminal operations in Paraguay and our cabotage business are not significantly affected by seasonality because the operations of the port and our cabotage business are primarily linked to refined petroleum products.

Customers

In each of our businesses, we derive a significant part of our revenues from a small number of customers. For the year ended December 31, 2015, our two largest customers, Vale and Cammessa, accounted for 27.8% and 12.9% of our revenues, respectively, and our five largest customers accounted for approximately 61.7% of our revenues. For the year ended December 31, 2014 our three largest customers, Vale, Cammessa and Axion Energy, accounted for 22.8%, 13.8% and 10.7% of our revenues, respectively, and our five largest customers accounted for approximately 60.3% of our revenues. For the year ended December 31, 2013, our two largest customers, Vale and Petropar, accounted for 18.5% and 10.7% of our revenues, respectively, and our five largest customers accounted for approximately 56.4%.

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

As of December 31, 2015, we employed 350 land-based employees: 29 employees in the Asuncion, Paraguay office, 39 employees at the port facility in San Antonio, Paraguay, 106 employees in the Buenos Aires, Argentina office, eight employees in the Montevideo, Uruguay office, 158 employees at the port facility in Nueva Palmira, Uruguay, and 10 employees at Hidronave S.A.’s Corumba, Brazil office.

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

Environmental and Government Regulation

Government regulations relating to the environment, health or safety significantly affect our operations, including the ownership and operation of our vessels and our port facilities. Our operations are subject to international conventions, national, state and local laws, and regulations in force in international waters and the jurisdictional waters of the countries in which our vessels may operate or are registered. The legal requirements affecting our operations include, but are not limited to, the IMO International Convention for the Prevention of Pollution from Ships, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, and

its protocols of 1976, 1984, and 1992, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, 2001, the IMO International Convention for the Safety of Life at Sea and the International Convention on Load Lines of 1966. Additionally, the 1982 United Nations Convention of the Law of the Seas also includes regulations that aim to protect and preserve the marine environment (part XII).

As a general provision, section 192 of the Law of the Seas states that all States have the obligation to protect and preserve the marine environment. In addition, section 193 claims that States have the right to exploit their natural resources pursuant to their environmental policies and in accordance with their duty to protect and preserve the marine environment.

The Viña del Mar Agreement on Port State Control is in force in Argentina, Bolivia, Brazil, Colombia, Chile, Cuba, Honduras, Guatemala, Ecuador, Mexico, Panamá, Perú, República Dominicana, Uruguay and Venezuela. Said Agreement enables State Port Authorities to supervise vessels reaching their ports.

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

IMO—Pollution Prevention

The MARPOL Convention (“MARPOL”), which was adopted by the IMO in 1973 and has been updated through various amendments, imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. In particular, in 1992, amendments to Annex I of MARPOL requirements imposed phase-out dates for tankers that are not certified as double-hull. Annex I of MARPOL, which was subsequently revised in 2001 and 2003, has been adopted by all countries in the Hidrovia Region, other than Paraguay. In 1984, Argentinean authorities (the “PNA”) adopted MARPOL for domestic trade. In 2008, the PNA adopted a resolution for the phase-out for single hull river vessels and barges from 2013 to 2018. This new regulation may accelerate the scrapping/modification of older river vessels and barges.

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

Ballast Water

The IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 member states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by member-states representing enough of the gross tonnage of the world’s fleet for it to enter into force. However, as of February 11, 2016, the Convention has been ratified by 47 states, representing 34.4% of the global merchant shipping fleet’s gross tonnage, and its entry-into-force with attendant compliance costs may therefore be anticipated in the foreseeable future. Of the Hidrovia countries, as of February 2016, only Brazil has adopted the BWM Convention.

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

Argentina and Brazil are part of the International Convention Relating to Intervention on the High Seas in Cases of Oil Pollution Casualties 1969. Said convention states the right of coastal States to take necessary measures on the high seas to prevent, mitigate or eliminate grave and imminent danger to their coastline or related interests from pollution or threat of pollution of the sea by oil, following a maritime casualty or acts related to such a casualty.

Title VII of the Navigation and Security Protocol of RIOCON, applies to the prevention, reduction and control of pollution from vessels in the Hidrovía Region.

Additionally, each country of the Hidrovia region has its own laws related to oil pollution.

•

Argentina: Pursuant to section 41 of the Argentine National Constitution as amended in 1994, all citizens have the right to a healthy environment, balanced and apt for human development so that the productive activities satisfy current needs without harming future generations and citizens and companies have the duty to preserve it. In addition, section 41 states that the damage will generate the duty to remedy the environment. The Water Pollution Prevention & Surveillance Act (22.190) prohibits the dumping of oil in the waterways and establishes rules for the prevention of pollution of waterways and other elements of the environment by pollutant agents from vessels and naval devices. This Act also makes an owner and a “disponent owner” of a vessel (i.e., the person or company that has commercial control over a vessel’s operations without owning the vessel) that causes pollution strictly liable for any clean-up costs and imposes fines for violations. The Dangerous Waste Act (24.051) regulates the creation, handling, transport and final disposal of dangerous waste and makes the owner and/or guardian of the waste strictly liable and imposes fines and/or imprisonment for violations. The National Environmental Policy Act (25.675) establishes the minimum budgets needed to achieve sustainable and adequate management of the environment, makes the person who causes the environmental damage strictly liable, and states that activities that could pollute the environment must be insured. Chapter VIII of the REGINAVE (Maritime, River and Lake Navigation Regime) also governs environmental issues and imposes fines for violations. The International Convention on Oil Pollution Preparedness, Response and Co-operation (OPRC 1990) is also in force in Argentina (Act N° 24.292). The OPRC 1990 requires governments of coastal states to establish measures for dealing with pollution incidents. The Convention calls for the establishment of stockpiles of oil spill combating equipment, holding exercises and development of detailed plans for dealing with pollution incidents. According to the OPRC 1990 tankers should have an oil pollution emergency plan on board, among other measures. Argentina is also part of the 1972 Convention on the Prevention of Marine Pollution by Dumping of Wastes and Other Matter (Act N° 21.947) enacted to promote the effective control and prevent of all sources of pollution of the marine environment. The Convention further prohibits the dumping of any wastes or other matter in whatever form or condition except authorized. In addition, as of August 1st, 2015, a new Civil and Commercial Code is in force in Argentina. Said new code states that the owner or the keeper of dangerous or vicious objects or the person who profits from such activities, shall be liable for the resultant damages (section 1757 and others).

•	Bolivia: A carrier is in principle liable for any pollution damage caused by cargo carried under its care. This liability may be extended to the cargo owner.

•	Brazil: The Brazilian legal framework which governs marine pollution incidents encompasses several infra-constitutional Laws and regulations, the main statutes being: Law no. 6.938/81 (Brazilian National Policy on the Environment); Law no. 7.347/1985 (which regulates the Civil Public Action); Law no. 9.966/2000 (“Oil Law”); Law no. 9.605/98 (Environmental Crimes Law); and the Decree no. 83,540/79, which regulates the Decree that gave the force of Law to the International Convention on Civil Liability for Oil Pollution 1969 (“CLC-69”). Also, there are several regulations and international conventions ratified by Brazil, which apply (subject to qualifications) to marine pollution casualties, including: the London Convention of 1972 (“LC-72”); SOLAS 1974; MARPOL 73/78; and OPRC 90. In 1992, Brazil signed the Acuerdo de Transporte Fluvial por la Hidrovía Paraguay-Paraná, together with Argentina, Bolívia, Paraguay and Uruguay, in order to develop the Hidrovía Paraguay-Paraná. In December 1997, Brazil signed together with Argentina an Agreement on Environmental Cooperation, which fosters the cooperation to preserve the marine environment, especially with respect the pollution of coastal areas.

According to the aforementioned legislation, liability for environmental pollution damages in Brazil can be assessed in three different spheres: civil; administrative; and criminal. Insofar as the liability regime for civil damages caused to the environment or to affected third parties by oil pollution, this is one of joint strict liability, i.e. the owner and its insurer, as well as any other guarantor, are jointly liable for damages, independent of fault, based on Article 14, § 1º, of Law no. 6.938/81 and Article 9, §2º of the Decree no. 83.540/79. Limitation of liability as set out in the CLC-69 is not applicable in Brazil. Insofar as administrative liability, according to Article 25 of the Oil Law, in the event of oil pollution damages, the following parties can be held administratively liable for the above-mentioned fines: the ship owner; the ship owner’s legal representative; the ship operator; the concessionaire; the master or crewman; the representatives of the port, terminal, platform, shipyard or marina; and the cargo owner. According to the same article, the administrative penalties can vary from simple warnings to fines in total up to R$50 million. Brazil is party to the 1990 International Convention on Oil Pollution Preparedness, Response and Co-operation.

•	Paraguay: The Constitution of Paraguay regulates protection of the environment and the carrier, the cargo owners and any persons connected to a spill or pollution incident may be held strictly liable, jointly and severally. Paraguay, together with all the countries of the MERCOSUR has signed the Framework Agreement on Environment (2003), which also promotes the environmental protection within the area.

•	Uruguay: Uruguay enacted Law n° 16.688, in order to regulate the prevention and surveillance of pollution in Uruguayan waters. This law provides for strict, joint and several liability of owners and disponent owners of vessels or other floating devices, aircrafts and shore and off-shore crafts or installations that cause pollution for any damages and cleanup costs and imposes fines in case of violations. Act n° 13.833 forbids dumping hydrocarbons and any harmful substance and imposes fines and other penalties in case of infringement. Uruguay is party to the Protocols of 1992 to amend both the 1969 Civil Liability Convention and the 1971 Fund Convention. In addition, Uruguay is part of the 1990 International Convention on Oil Pollution Preparedness, Response and Co-operation as well as the 2000 Protocol (OPRC-HNS 2000).

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

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks, which nonetheless remain uninsured across our businesses are “loss of hire,” “off-hire,” “strikes,” “defense,” and “credit risk.” We do not insure against these risks because the costs are regarded as disproportionately high relative to the risks and/or such cover is not commercially beneficial or contractually necessary. The loss of hire or strike insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in such policies. Should a vessel on time charter, where the vessel is paid a fixed hire day-by-day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strike insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike-bound at a loading or discharging port, or the crew of the vessel goes on strike, the insurance covers the cost of running the vessel during such periods. We maintain strike insurance for our dry and wet port terminal facilities. The defense cover is intended to pay the cost of defending a member’s position in a dispute related to a contract signed with third parties. For example, if a charter party is signed and for any reason the vessel is placed off hire, the cover pays the fees of lawyers defending the member’s position, but not the amount in dispute.

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

The table below sets forth Navios Logistics’ current corporate structure.

Navios Logistics was incorporated as a Marshall Islands corporation on December 17, 2007 and its subsidiaries are listed below:

Subsidiaries included in the consolidation:

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of operations
				2015	2014	2013
Corporacion Navios S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Energias Renovables del Sur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31	3/19-12/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Thalassa Energy S.A.(i)	Argentina	Barge-Owning Company	100%	—	—	1/1-11/19
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navegacion Guarani S.A.(ii)	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	—	—	1/1-6/12
Hidrovia OSR S.A.(iii)	Paraguay	Tanker-Owning Company/Oil Spill Response & Salvage Services	100%	—	—	1/1-7/10
Mercofluvial S.A.(iii)	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	—	—	1/1-7/10
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.(iv)	Brazil	Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Horamar do Brasil Navegação Ltda.	Brazil	Non-Operating Company	100%	1/1-12/31	1/1-12/31	5/8-12/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Merco Parana S.A.(i)	Argentina	Barge-Owning Company	100%	—	—	1/1-11/19
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-12/31	8/20-12/31	—
Naviera Alto Parana S.A.	Paraguay	Non-Operating Company	100%	1/1-12/31	7/4-12/31	—
Edolmix S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	12/15-12/31	—
Cartisur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	12/15-12/31	—
NP Trading S.A.	British Virgin Islands	Sub-Holding Company	100%	1/1-12/31	12/15-12/31	—
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-12/31	12/23-12/31	—
Terra Norte S.A.	Paraguay	Non-Operating Company	100%	9/30-12/31	—	—

(i)	These companies were merged into Compania Naviera Horamar S.A. on November 19, 2013.
(ii)	This company was merged into another Paraguayan company on June 12, 2013.
(iii)	These companies were merged into other Paraguayan companies on July 10, 2013.
(iv)	On July 10, 2013, the Company became the sole shareholder of Hidronave South American Logistics S.A. (“Hidronave S.A.”) by acquiring the remaining 49% noncontrolling interest.

D.	Property, Plants and Equipment

Our only material property is our owned vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

We and our subsidiaries currently lease (or occupy as free zone users, as the case may be), the following premises:

•	Our subsidiary CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which we operate our port and transfer facility, located at Zona Franca, Nueva Palmira, Uruguay. CNSA was authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, who on September 27, 1956 approved an agreement, as required by applicable law at the time. On December 4, 1995, CNSA’s rights as a direct user were renewed in a single free zone user agreement, which was subsequently amended on multiple occasions—incorporating new plots of land—until its final version dated March 4, 2016. The agreement currently in force permits CNSA to install and operate a transfer station to handle and store goods, and to build and operate a plant to receive, prepare and dry grain, iron ore, minerals and all types of liquid cargo on land in the Nueva Palmira Free Zone. The agreement expires on March 3, 2046, with a 20-year extension at our option, until 2066. We pay a fixed annual fee of approximately $0.3 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transhipment fee of $0.20 per ton transshipped until December 31, 2017 and of $ 0.25 per ton transshipped thereafter. We have certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division if we breach the terms of the agreement, or labor laws and social security contributions, and if we commit illegal acts or acts expressly forbidden by the agreement. In March 2013, CNSA acquired Enresur, a Nueva Palmira Free Zone direct user, and in December 2014, we acquired Cartisur and Edolmix, both also Nueva Palmira Free Zone direct users. On March 4, 2016, the lands pertaining to Cartisur were assigned to CNSA.

•	CNSA also leases approximately 400 square meters of space at Paraguay 2141, Montevideo, Uruguay, pursuant to a lease that expires in November 2020.

•	Our subsidiary Compania Naviera Horamar S.A. leases approximately 409 square meters at Cepeda 429 Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 2017.

•	Petrolera San Antonio S.A. leases approximately 10,481 square meters of a land and a small warehouse next to the river Paraguay at San Miguel district of Asunción over the way to the Club Mbigua, pursuant to a lease agreement that expires in June 2018.

•	Compania Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito, pursuant to a lease agreement that expires in May 2018.

•	Compania Naviera Horamar S.A. leases approximately 1,370 square meters of office space at Av. Juana Manso 205, Buenos Aires, Argentina, pursuant to a lease agreement that expires in June 2017.

•	Merco Par S.A.C.I. leases approximately 655 square meters of office space at Avenida Aviadores del Chaco No 1.669 corner San Martín, Asuncion, Paraguay, pursuant to a lease agreement that expires in November 2018.

•	Our subsidiary CNSA owns premises in Montevideo, Uruguay. This space is approximately 112 square meters and is located at Juan Carlos Gomez 1445, Oficina 701, Montevideo 1100, Uruguay.

•	Our subsidiary Petrolera San Antonio S.A. owns the premises from which it operates in Avenida San Antonio, Paraguay. This space is approximately 146,744 square meters and is located between Avenida San Antonio and Virgen de Caacupe, San Antonio, Paraguay.

•	Our subsidiary Compania Naviera Horamar S.A. owns two storehouses located at 880 Calle California, Ciudad Autonoma de Buenos Aires, Argentina and at 791/795 Calle General Daniel Cerri, Ciudad Autonoma de Buenos Aires, Argentina of approximately 259 and 825 square meters, respectively. Compania Naviera Horamar S.A. also owns approximately 1,208 square meters of office space located in 846 Avenida Santa Fe, Ciudad Autonoma de Buenos Aires, Argentina.

•	Our subsidiary Petrovia Internacional S.A. owns three plots of land in Nueva Palmira, Uruguay, two of approximately 29 acres each and one of 23 acres.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Logistics. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements, including the notes to those financial statements, for each of the fiscal years ended December 31, 2015, 2014 and 2013 which are included elsewhere in this Annual Report.

This report contains forward-looking statements. These forward-looking statements are based on Navios Logistics’ current expectations and observations. See “Forward-Looking Statements” and “Item 3.D Risk Factors” in this report for the factors that, in Navios Logistics’ view, could cause actual results to differ materially from the forward-looking statements contained in this report.

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. We are one of the largest logistics companies in the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. We serve our customers in the Hidrovia region through our two port storage and transfer facilities, one for agricultural, forest and mineral-related exports located in Uruguay and the other for refined petroleum products located in Paraguay. We complement our two port terminals with a diverse fleet of 360 barges and pushboats (including three pushboats to be delivered) and two small inland oil tankers that operate in our barge business and nine vessels, including six oceangoing tankers, two self-propelled barges and one bunker vessel, which operate in our cabotage business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or “LPG”).

For a discussion of our history and development, see “Item 4.A History and Development of the Company”.

Ports

We own two port storage and transfer facilities, one for agricultural, forest and mineral-related exports and the other for refined petroleum products. Our port facility in Nueva Palmira, Uruguay, with a total storage capacity of 460,000 metric tons, moved 4.7 million tons of dry cargo in 2015, as compared to 4.0 million tons of dry cargo in 2014. Our port facility in San Antonio, Paraguay, with a total storage capacity of 45,660 cubic meters, moved approximately 207,299 cubic meters of stored liquid cargos and had 56,178 cubic meters of sales of products concerning liquid fuels (primarily diesel and naphtha) in 2015 as compared to approximately 212,866 cubic meters of stored cargos and 61,605 cubic meters of sales of products in 2014.

Fleet

Our current core fleet consists of a total of 371 vessels, barges and pushboats (including three pushboats to be delivered) of which 366 are controlled by us and five are chartered-in under long-term charter-in contracts with an average remaining duration of approximately 0.4 years.

Long-term charter-in contracts are considered to be charter-in contracts with duration of more than one year at inception. We currently have entered into charter-in contracts having a minimum remaining duration of 0.2 years and maximum remaining duration of 0.6 years.

See “Item 4.B Business Overview” for details on our current core fleet.

Recent Developments

On March 4, 2016, CNSA, our subsidiary that owns and operates our dry port terminal in Uruguay, extended its user agreement with the Nueva Palmira Free Zone, where the dry port terminal is located. The amended agreement expires on March 3, 2046, with a 20-year extension at our option, until 2066.

On March 30, 2016, the Company received a message from Vale International stating that Vale International will not be performing the service contract entered into between Corporacion Navios S.A. and Vale International on September 27, 2013 for the iron ore port facility currently under construction in Nueva Palmira, Uruguay. While the Company believes that Vale International’s position is without merit and that the contract remains in force, no assurances can be provided that Vale International will finally perform the contract, failing which, the Company will take legal measures to enforce its entitlement to damages in accordance with the contract terms. If Vale International fails to perform the contract, there may be a significant impact on the Company’s business.

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

Contract Rates

The shipping and logistics industry has been highly volatile in the recent past. In order to have full utilization of its fleet and storage capacity, we must be able to renew the contracts on our fleet and ports upon the expiration or termination of current contracts. This ability depends upon economic conditions in the sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats and changes in the supply and demand for the transportation and storage of commodities.

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

Seasonality

Certain of our businesses have seasonality aspects, and seasonality affects the results of our operations and revenues, particularly in the first and last quarters of each year. Generally, the high season for the barge business is the period between February and July as a result of the South American harvest and higher river levels. Any growth in production and transportation of commodities may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect our operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact our ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to dry port terminal operations in Uruguay, the high season is mainly from April to September, linked with the arrival of the first barges down the river and with the oceangoing vessels’ logistics operations. Our liquid port terminal operations in Paraguay and our cabotage business are not significantly affected by seasonality as the operations of the liquid port and cabotage business are primarily linked to refined petroleum products.

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

Financial Highlights

For the year ended December 31, 2015 compared to the year ended December 31, 2014

The following table presents consolidated revenue and expense information for the years ended December 31, 2015 and 2014 and was derived from our audited consolidated financial statements.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2015	Year Ended December 31, 2014
Time charter, voyage and port terminal revenues	$211,701	$208,507
Sales of products	39,347	60,267
Time charter, voyage and port terminal expenses	(33,564)	(47,653)
Direct vessel expenses	(74,746)	(72,187)
Cost of products sold	(36,811)	(58,011)
Depreciation of vessels, port terminals and other fixed assets	(24,146)	(21,264)
Amortization of intangible assets	(3,823)	(3,822)
Amortization of deferred drydock and special survey costs	(7,280)	(5,838)
General and administrative expenses	(14,008)	(14,764)
Recovery of/(provision for) losses on accounts receivable	52	(548)
Taxes other than income taxes	(11,976)	(9,275)
Loss on bond extinguishment	—	(27,281)
Interest expense and finance cost	(27,082)	(27,837)
Interest income	569	291
Foreign exchange differences, net	219	1,494
Other income, net	235	941

Income/(loss) before income taxes	$18,687	$(16,980)
Income tax benefit	3,551	276

Net income/(loss)	22,238	(16,704)

Time Charter, Voyage and Port Terminal Revenues: For the year ended December 31, 2015, revenue increased by $3.2 million or 1.5% to $211.7 million, as compared to $208.5 million for the same period during

2014. Revenue from the port terminal business increased by $2.7 million or 6.8% to $42.4 million for the year ended December 31, 2015, as compared to $39.7 million for the same period during 2014. The increase was mainly attributable to an increase in products transported and rates charged at the dry port terminal. Revenue from the cabotage business increased by $3.6 million or 6.1% to $63.3 million for the year ended December 31, 2015, as compared to $59.7 million for the same period during 2014. This increase was mainly attributable to an increase in the cabotage fleet’s operating days. The overall increase was mitigated by a $3.1 million or 2.9% decrease in the revenue from the barge business to $106.0 million for the year ended December 31, 2015, as compared to $109.1 million for the same period in 2014. This decrease was mainly attributable to the decreased volume of liquid cargo transported.

Sales of Products: For the year ended December 31, 2015, sales of products decreased by $21.0 million or 34.7% to $39.3 million, as compared to $60.3 million for the same period during 2014. This decrease was attributable to the decreased volume and sale price of the products sold at the Paraguayan liquid port terminal.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses decreased by $14.1 million or 29.6% to $33.6 million for the year ended December 31, 2015, as compared to $47.7 million for the same period in 2014. The decrease was mainly due to a $15.5 million or 44.7% decrease in the time charter and voyage expenses of the barge business to $19.1 million for the year ended December 31, 2015, as compared to $34.6 million for the same period during 2014, mainly attributable to lower fuel expense as a result of the lower number of voyages performed under CoA contracts. The overall decrease was partially mitigated by an increase of $0.6 million or 5.6% in the port terminal business to $11.8 million for the year ended December 31, 2015, as compared to $11.2 million for the same period in 2014. This increase was mainly attributable to an increase in volumes transported through Navios Logistics’ dry port facility. Time charter and voyage expenses of the cabotage business also increased by $0.8 million or 37.2% to $2.7 million for the year ended December 31, 2015, as compared to $1.9 million for the same period of 2014. This increase was mainly attributable to increased voyage expenses.

Direct Vessel Expenses: Direct vessel expenses increased by $2.5 million or 3.5% to $74.7 million for the year ended December 31, 2015, as compared to $72.2 million for the same period in 2014. Direct vessel expenses of the cabotage business increased by $9.1 million or 28.0% to $41.8 million for the year ended December 31, 2015, as compared to $32.7 million for the same period in 2014. This increase was mainly attributable to an increase in the cabotage fleet’s available days and an increase in crew costs. The overall increase was mitigated by a $6.6 million or 16.7% decrease in direct vessel expenses of the barge business to $32.9 million for the year ended December 31, 2015, as compared to $39.5 million for the same period in 2014, mainly attributable to decreased repairs and maintenance and crew costs. Direct vessel expenses include crew costs, victualling costs, dockage expenses, lubricants, stores, insurance, maintenance and repairs.

Cost of Products Sold: For the year ended December 31, 2015, cost of products sold decreased by $21.2 million or 36.5% to $36.8 million, as compared to $58.0 million for the same period during 2014. This decrease was attributable to the decrease in the volume and the price of the products sold at the Paraguayan liquid port terminal.

Depreciation of Vessels, Port Terminals and Other Fixed Assets: Depreciation of vessels, port terminals and other fixed assets, increased by $2.8 million or 13.6% to $24.1 million for the year ended December 31, 2015, as compared to $21.3 million for the same period of 2014. Depreciation in the barge business increased by $1.0 million or 6.7% to $16.1 million for the year ended December 31, 2015, as compared to $15.1 million for the same period in 2014. This increase resulted primarily from the depreciation of the three new pushboats and the 72 new dry barges acquired in 2014. Depreciation in the cabotage business increased by $1.8 million or 65.2% to $4.6 million for the year ended December 31, 2015, as compared to $2.8 million for the same period in 2014, mainly due to accelerated depreciation and the acquisition of a bunker vessel that commenced operations in the first quarter of 2015. Depreciation in the port terminal business remained the same in both periods, amounting to $3.4 million.

Amortization of Intangibles Assets: Amortization of intangible assets remained the same, amounting to $3.8 million for both the years ended December 31, 2015 and 2014. Amortization of intangible assets in the barge business was $2.8 million and in the port terminal business was $1.0 million in both periods.

Amortization of Deferred Drydock and Special Survey Costs: For the year ended December 31, 2015, amortization of deferred drydock and special survey costs increased by $1.5 million or 24.7% to $7.3 million, as compared to $5.8 million for the same period in 2014. The increase was mainly attributable to additional drydock and special survey costs in the barge and cabotage businesses.

General and Administrative Expenses: General and administrative expenses decreased by $0.8 million or 5.1% to $14.0 million for the year ended December 31, 2015, as compared to $14.8 million for the same period during 2014. This decrease was mainly attributable to decreased expenses for salaries in the barge business.

Recovery of/(Provision for) Losses on Accounts Receivable: Provision for losses on accounts receivable decreased by $0.6 million from a provision of $0.5 million for the year ended December 31, 2014 to a $0.1 million recovery of losses for the year ended December 31, 2015, mainly attributable to the barge business.

Taxes Other Than Income Taxes: Taxes other than income taxes increased by $2.7 million or 29.1% to $12.0 million for the year ended December 31, 2015, as compared to $9.3 million for the same period during 2014. This increase was mainly attributable to $3.2 million increase in the barge business relating to customs fees, partially mitigated by $0.5 million decrease in the cabotage business.

Interest Expense and Finance Cost: Interest expense and finance cost decreased by $0.7 million or 2.7% to $27.1 million for the year ended December 31, 2015, as compared to $27.8 million for the same period in 2014. The decrease was attributable to the increased amount of interest capitalized during the year ended December 31, 2015.

Interest Income: Interest income increased by $0.3 million or 95.5% to $0.6 million for the year ended December 31, 2015, as compared to $0.3 million for the same period in 2014. The increase is due to higher income from short-term deposits.

Foreign Exchange Differences, net: Gain from foreign exchange differences decreased by $1.3 million or 85.3% to $0.2 million for the year ended December 31, 2015 as compared to a $1.5 million for the same period in 2014. The variation is mainly attributable to the less favorable fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conducted our operations.

Other Income, Net: Other income, net decreased by $0.7 million or 75.0% to $0.2 million for the year ended December 31, 2015, as compared to $0.9 million for the same period in 2014. Other income, net in the port terminal business decreased by $0.4 million to $0.1 million for the year ended December 31, 2015, as compared to $0.5 million for the same period of 2014. Other expense, net in the cabotage business increased by $0.5 million to $0.5 million for the year ended December 31, 2015, due to settlement of claims. The overall decrease was mitigated by a $0.2 million increase in other income, net of the barge business to $0.6 million for the year ended December 31, 2015, as compared to $0.4 million for the same period of 2014.

Income Tax Benefit: Income tax benefit increased by $3.3 million to $3.6 million for the year ended December 31, 2015, as compared to $0.3 million of benefit for the same period in 2014. The barge business had an increase of $2.3 million to $4.4 million for the year ended December 31, 2015, as compared to $2.1 million benefit for the same period in 2014. This increase was mainly the effect of the pretax losses of certain subsidiaries of the barge business. The cabotage business had a decrease in income tax expense of $1.2 million, to $0.8 million of expense for the year ended December 31, 2015, as compared to a $2.0 million of expense in the same period in 2014, due to lower pretax profit. This overall increase was mitigated by $0.2 million decrease in income tax benefit in the port terminal business for the year ended December 31, 2015 from $0.2 million benefit for the same period in 2014.

For the year ended December 31, 2014 compared to the year ended December 31, 2013

The following table presents consolidated revenue and expense information for the years ended December 31, 2014 and 2013 and was derived from our audited consolidated financial statements.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2014	Year Ended December 31, 2013
Time charter, voyage and port terminal revenues	$208,507	$190,734
Sales of products	60,267	46,350
Time charter, voyage and port terminal expenses	(47,653)	(42,428)
Direct vessel expenses	(72,187)	(72,713)
Cost of products sold	(58,011)	(42,760)
Depreciation of vessels, port terminals and other fixed assets	(21,264)	(19,555)
Amortization of intangible assets	(3,822)	(3,799)
Amortization of deferred drydock and special survey costs	(5,838)	(3,392)
General and administrative expenses	(14,764)	(14,617)
Provision for losses on accounts receivable	(548)	(567)
Taxes other than income taxes	(9,275)	(7,912)
Gain on sale of assets	—	18
Loss on bond extinguishment	(27,281)	—
Interest expense and finance cost	(27,837)	(25,148)
Interest income	291	219
Foreign exchange differences, net	1,494	414
Other income, net	941	430

(Loss)/Income before income taxes and noncontrolling interest	$(16,980)	$5,274
Income tax benefit	276	4,554

Net (loss)/income	(16,704)	9,828
Less: Net income attributable to the noncontrolling interest	—	(112)

Net (loss)/income attributable to Navios Logistics’ stockholders	$(16,704)	$9,716

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

Depreciation of Vessels, Port Terminals and Other Fixed Assets: Depreciation of vessels, port terminals and other fixed assets, increased by $1.7 million or 8.7% to $21.3 million for the year ended December 31, 2014, as compared to $19.6 million for the same period of 2013. Depreciation of fixed assets in the barge business increased by $1.3 million or 8.7% to $15.3 million for the year ended December 31, 2014, as compared to $14.0 million for the same period in 2013, mainly due to the depreciation of the three new convoys acquired in the first half of 2014. Depreciation of fixed assets in the port terminal business increased by $0.5 million or 18.6% to $3.4 million for the year ended December 31, 2014, as compared to $2.9 million for the same period in 2013. This increase was mainly due to the construction of the new conveyor belt in the dry port which was completed in the fourth quarter of 2013. The overall increase was partially offset by an decrease in the depreciation of fixed assets in the cabotage business by $0.1 million or 1.8% to $2.6 million for the year ended December 31, 2014, as compared to $2.7 million for the same period in 2013.

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

Year Ended December 31, 2015

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Unallocated Interest	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$24,632	$(3,157)	$4,502	$(3,739)	$22,238
Depreciation of vessels, port terminals and other fixed assets	3,431	4,645	16,070	—	24,146
Amortization of intangible assets	1,006	—	2,817	—	3,823
Amortization of deferred drydock and special survey costs	—	4,810	2,470	—	7,280
Interest income	(250)	—	(319)	—	(569)
Interest expense and finance cost, net	1,088	5,273	16,982	3,739	27,082
Income tax expense/(benefit)	—	785	(4,336)	—	(3,551)

Adjusted EBITDA	$29,907	$12,356	$38,186	$—	$80,449

Year Ended December 31, 2014

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Unallocated Interest	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$23,177	$638	$(37,586)	$(2,933)	$(16,704)
Loss on bond extinguishment	—	5,000	22,281	—	27,281
Depreciation of vessels, port terminals and other fixed assets	3,385	2,606	15,273	—	21,264
Amortization of intangible assets	987	—	2,835	—	3,822
Amortization of deferred drydock and special survey costs	—	3,000	2,838	—	5,838
Interest income	(48)	—	(243)	—	(291)
Interest expense and finance cost, net	1,329	5,537	18,038	2,933	27,837
Income tax (benefit)/expense	(168)	2,025	(2,133)	—	(276)

Adjusted EBITDA	$28,662	$18,806	$21,303	$—	$68,771

Year Ended December 31, 2013

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Unallocated Interest	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$27,307	$226	$(15,548)	$(2,269)	$9,716
Depreciation of vessels, port terminals and other fixed assets	2,853	2,655	14,047	—	19,555
Amortization of intangible assets	983	—	2,816	—	3,799
Amortization of deferred drydock and special survey costs	—	2,188	1,204	—	3,392
Interest income	(75)	—	(144)	—	(219)
Interest expense and finance cost, net	—	6,504	16,375	2,269	25,148
Income tax (benefit)/expense	(1,587)	1,218	(4,185)	—	(4,554)

Adjusted EBITDA	$29,481	$12,791	$14,565	$—	$56,837

Adjusted EBITDA increased by $11.6 million to $80.4 million for the year ended December 31, 2015, as compared to $68.8 million for the same period of 2014. This increase was mainly due to (a) a $21.2 million decrease in cost of products sold in the port terminal business, (b) a $14.1 million decrease in time charter, voyage and port terminal expenses attributable to a $15.5 million decrease in the barge business, partially offset by a $0.8 million increase in the cabotage business and a $0.6 increase in the port terminal business, (c) a $3.2 million increase in time charter, voyage and port terminal revenues, of which $3.6 million was attributable to the cabotage business, $2.7 million was attributable to the port terminal business, partially offset by a $3.1 million decrease in the port terminal business, (d) a $0.8 million decrease in general and administrative expenses attributable to a $1.2 million decrease in the barge business, mitigated by a $0.2 million increase in the cabotage business and a $0.2 million increase in the port terminal business and (e) a $0.6 million decrease in provision for losses on accounts receivable. This increase was partially offset by (a) a $21.0 million decrease in sales of products sold in the port terminal business, (b) a $2.7 million increase in taxes other than income taxes attributable to a $3.2 million increase in the barge business, mitigated by a $0.5 million decrease in the cabotage business, (c) a $2.5 million increase in direct vessel expenses attributable to a $9.1 million increase in the cabotage business, mitigated by a $6.6 million decrease in the barge business, (d) a $1.3 million decrease in foreign exchange differences gain, of which $0.7 million was attributable to the barge business, $0.5 million was attributable to the port terminal business and $0.1 million to the cabotage business and (e) a $0.8 million decrease in other income, net, of which $0.5 million was attributable to the cabotage business, $0.4 million was attributable to the port terminal business, partially offset by a $0.1 million increase in the barge business.

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

We have historically financed our capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under our credit facilities and issuance of other debt. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards and repayments of credit facilities. We may also use funds to repurchase our outstanding indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms we deem appropriate and subject to the our cash requirements for other purposes, compliance with the covenants under our debt agreements, and other factors management deems relevant. We anticipate that cash on hand, internally generated cash flows, borrowings under future credit facilities and issuance of other debt will be sufficient to fund our operations, including working capital requirements. In addition, we regularly review opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “—Working Capital”, “—Capital Expenditures” and “—Long-term Debt Obligations and Credit Arrangements” for further discussion of our working capital position.

The following table presents cash flow information for each of the years ended December 31, 2015, 2014 and 2013.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Net cash provided by operating activities	$44,985	$13,020	$14,498
Net cash used in investing activities	(27,039)	(101,858)	(61,488)
Net cash (used in)/provided by financing activities	(8,370)	74,200	88,021

Net increase/(decrease) in cash and cash equivalents	9,576	(14,638)	41,031
Cash and cash equivalents, beginning of year	71,931	86,569	45,538

Cash and cash equivalents, end of year	$81,507	$71,931	$86,569

Cash provided by operating activities for the year ended December 31, 2015 as compared to the year ended December 31, 2014:

Net cash from operating activities increased by $32.0 million to $45.0 million cash provided by operating activities for the year ended December 31, 2015 as compared to $13.0 million cash provided by operating activities for the year ended December 31, 2014. In determining net cash from operating activities, net income/(loss) is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2015	Year Ended December 31, 2014
Net income/(loss)	$22,238	$(16,704)
Depreciation of vessels, port terminals and other fixed assets, net	24,146	21,264
Amortization of intangible assets	3,823	3,822
Amortization of deferred financing costs	928	677
Amortization of deferred drydock and special survey costs	7,280	5,838
(Recovery of)/provision for losses on accounts receivable	(52)	548
Income tax benefit	(3,551)	(276)
Loss on bond extinguishment	—	4,786

Net income adjusted for non-cash items	$54,812	$19,955

Accounts receivable, net decreased by $3.2 million from $29.3 million at December 31, 2014 to $26.1 million at December 31, 2015. This decrease was mainly attributable to lower sales of products close to the year end.

Prepaid expenses and other current assets decreased by $4.4 million from $10.6 million at December 31, 2014 to $6.2 million at December 31, 2015. This decrease was attributable to (a) a $1.6 million decrease in insurance claims to be recovered, (b) a $2.0 million decrease in prepaid VAT and other taxes, (c) a $1.0 million decrease in other current assets, partially offset by (a) a $0.2 million increase in prepaid insurances.

Accounts payable and due to related parties decreased by $10.4 million from $36.7 million at December 31, 2014 to $26.3 million at December 31, 2015. The main reason for this decrease was the $7.4 million decrease in trade payable.

Deferred income increased by $1.0 million from $6.2 million at December 31, 2014 to $7.2 million at December 31, 2015. This increase mainly relates to the cabotage business.

Inventories decreased by $6.6 million from $12.4 million at December 31, 2014 to $5.8 million at December 31, 2015. This decrease was due to the decrease in inventory of our liquid port in Paraguay.

Accrued expenses decreased by $2.7 million from $18.1 million at December 31, 2014 to $15.4 million at December 31, 2015. This decrease was attributable to (a) a $1.0 million decrease in accrued wages and salaries, (b) a $0.9 million in accrued taxes, (c) a $0.8 million decrease in accrued fees and other accrued expenses.

Cash used in investing activities for the year ended December 31, 2015 as compared to the year ended December 31, 2014:

Net cash used in investing activities decreased by $74.9 million to $27.0 million for the year ended December 31, 2015, from $101.9 million for the same period in 2014.

Cash used in investing activities for the year ended December 31, 2015 was mainly the result of (a) $0.8 million in payments for the transportation and other acquisition costs of the Company’s new dry barges,

(b) $12.1 million in payments for the expansion of the Company’s dry port terminal, (c) $7.1 million in payments for the construction of three new pushboats and (d) $7.0 million in payments for improvements and purchase of other fixed assets.

Cash used in investing activities for the year ended December 31, 2014 was mainly the result of (a) $0.7 million in payments for the construction of a new conveyor belt in Nueva Palmira, (b) $6.9 million in payments for the construction of three new pushboats, (c) $5.5 million in payments for the acquisition of a second-hand bunker vessel, including relocation costs (d) $3.7 million in payments for the acquisition and transport of three pushboats which were delivered in the first quarter of 2014, (e) $52.7 million in payments for the construction and transport of new dry barges, (f) $16.3 million for dredging works related to the expansion of the dry port in Uruguay, (g) $10.2 million for the acquisition of Edolmix and Cartisur (both acquisitions of intangible assets) and (h) $5.9 million in payments for the purchase of other fixed assets.

Cash used in financing activities for the year ended December 31, 2015 as compared to cash provided by financing activities for the year ended December 31, 2014:

Net cash used in financing activities increased by $82.6 million to $8.4 million cash used in financing activities for the year ended December 31, 2015, as compared to $74.2 million of cash provided by financing activities for the same period of 2014.

Cash used in financing activities for the year ended December 31, 2015 was mainly the result of (a) $6.8 million for the payment of the balance of the purchase price for Edolmix and Cartisur, acquired in 2014 (both acquisitions of intangible assets), and (b) $1.5 million in payments for obligations under capital leases in connection with the product tanker vessels, the San San H and the Ferni H.

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

Cash used in investing activities for the year ended December 31, 2014 was mainly the result of (a) $0.7 million in payments for the construction of a new conveyor belt in Nueva Palmira, (b) $6.9 million in payments for the construction of three new pushboats, (c) $5.5 million in payments for the acquisition of a second-hand bunker vessel, including relocation costs (d) $3.7 million in payments for the acquisition and transport of three pushboats which were delivered in the first quarter of 2014, (e) $52.7 million in payments for the construction and transport of new dry barges, (f) $16.3 million for dredging works related to the expansion of the dry port in Uruguay, (g) $10.2 million for the acquisition of Edolmix and Cartisur (both acquisitions of intangible assets) and (h) $5.9 million in payments for the purchase of other fixed assets.

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

2022 Senior Notes

On April 22, 2014, the Co-Issuers issued $375.0 million in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The net proceeds from the sale of the 2022 Senior Notes were partially used to redeem any and all of 2019 Senior Notes and pay related transaction fees and expenses. The effect of this transaction was the recognition of a $27.3 million loss in the consolidated statement of operations under “Loss on bond extinguishment”. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

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

The indenture contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The 2022 Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of December 31, 2015, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte do not have any independent assets or operations.

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

As of December 31, 2015, the outstanding loan balance was $0.4 million. The loan facility bears a fixed interest rate of 600 basis points. The loan will be repaid in monthly installments and the final repayment date must occur prior to August 10, 2021.

We were in compliance with all the covenants as of December 31, 2015.

The maturity table below reflects the principal payments for the next five years and thereafter on all credit facilities outstanding as of December 31, 2015, based on the repayment schedule of the respective loan facilities (as described above).

Payment due by period	As of December 31, 2015 (Amounts in millions of U.S. dollars)
December 31, 2016	0.1
December 31, 2017	0.1
December 31, 2018	0.1
December 31, 2019	0.1
December 31, 2020	0.1
December 31, 2021 and thereafter	375.0

Total long-term borrowings	$375.5

Working Capital

On December 31, 2015, our current assets totaled $119.9 million, while current liabilities totaled $52.0 million, resulting in a positive working capital position of $67.9 million. Our cash forecast indicates that we will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on our indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Our Argentine subsidiaries could be prevented from transferring funds outside of Argentina. See “Item 3.D Risk Factors—Risks Relating to Argentina.”

While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, we continue to review our cash flows with a view toward increasing working capital.

Capital Expenditures

On December 15, 2014, we acquired two companies for a total consideration of $17.0 million. These companies, as free zone direct users, hold the right to occupy approximately 53 acres of undeveloped riverfront land located in the Nueva Palmira free zone in Uruguay, adjacent to our existing port. On September 15, 2015, we paid $6.8 million, representing the balance of the purchase price for this acquisition.

On June 30, 2015, we entered into an agreement for the restructuring of its capital leases for the Ferni H and the San San H, by extending their duration until January 2020 and April 2020, respectively, and amending the purchase price obligation to $5.3 million and $5.2 million, respectively, payable at the end of the extended period. As of December 31, 2015, the obligations for these vessels were accounted for as capital leases and the lease payments during the year ended December 31, 2015 were $1.5 million.

On February 11, 2014, we entered into an agreement for the construction of three newbuilding pushboats with a purchase price of $7.6 million for each pushboat. As of December 31, 2015, we had paid $14.8 million related to the construction of the new pushboats, which are expected to be delivered in the second quarter of 2016.

As of December 31, 2015, we had paid $29.5 million relating to the expansion of our dry port terminal in Uruguay.

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

Concentration of Credit Risk

Accounts Receivable

Concentrations of credit risk with respect to accounts receivables are limited due to our large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk, beyond amounts provided for collection losses, is inherent in our trade receivables. For the year ended December 31, 2015, our two largest customers, Vale and Cammessa accounted for 27.8% and 12.9% of our revenues, respectively, and our five largest customers accounted for approximately 61.7%. For the year ended December 31, 2014, our three largest customers, Vale, Cammessa and Axion Energy, accounted for 22.8%, 13.8% and 10.7% of our revenues, respectively, and our five largest customers accounted for approximately 60.3%. For the year ended December 31, 2013, our two largest customers, Vale and Petropar, accounted for 18.5% and 10.7% of our revenues, respectively, and our five largest customers accounted for approximately 56.4% of our revenues. Other than our largest customers mentioned above, no other customer accounted for more than 10% of our revenues during the years ended December 31, 2015, 2014 and 2013.

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

As of December 31, 2015, our subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to a total of approximately $0.1 million. According to the Horamar acquisition agreement, if such cases are brought against us, the amounts involved will be reimbursed by the previous shareholders, and, as such, we have recognized a receivable against such liability. The contingencies are expected to be resolved by 2021. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect our financial position, results of operations or liquidity.

The Company issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol up to $12.0 million. This guarantee expires on March 1, 2017.

F. Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as of December 31, 2015:

Contractual Obligations (Amounts in millions of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations(1)	$0.1	$0.2	$0.2	$375.0	$375.5
Operating lease obligations (barges)	0.7	—	—	—	0.7
Capital lease obligations(2)	2.9	4.8	12.9	—	20.6
Acquisition of three pushboats(3)	11.6	—	—	—	11.6
Acquisition of chartered-in fleet obligations(4)	3.8	—	—	—	3.8
Dry port expansion(5)	94.0	—	—	—	94.0
Rent obligations(6)	1.0	0.8	0.2	—	2.0

Total	$114.1	$5.8	$13.3	$375.0	$508.2

(1)	Represents principal payments on amounts drawn on our outstanding credit facilities that bear interest at fixed interest rates. The amounts in the table exclude fixed interest payments of $27.2 million (less than 1 year), $54.4 million (1-3 years), $54.4 million (3-5 years) and $40.8 million (more than 5 years). Interest payments are based on the terms of the outstanding debt obligations.
(2)	Future remaining contractual payments for the two of our cabotage vessels under capital lease, the Ferni H and the San San H.
(3)	Future remaining contractual payments for the acquisition of three pushboats.
(4)	Future remaining contractual payments for the acquisition of one pushboat and three liquid barges.
(5)	Future remaining contractual payments for works related to the expansion of Navios Logistics’ dry port facility, which is expected to be financed through committed export financing up to $42.0 million (including all costs related to the export financing).
(6)	We have several lease agreements with respect to our various operating offices.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement, for public business entities, to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740)—Balance Sheet Classification of Deferred Taxes”, which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this ASU. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the measurement of inventory”. Topic 330—Inventory, currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in this ASU require an entity to measure inventory at the lower of cost and net realizable value. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in this ASU should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of this new standard is not expected to have a material impact on Navios Logistics’ results of operations, financial position or cash flows.

In February 2015, the FASB issued the ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered variable interest entities (“VIEs”), amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. The adoption of this new standard is not expected to have a material impact on Navios Logistics’ results of operations, financial position or cash flows.

In January 2015, the FASB issued ASU 2015-01, Income Statement Extraordinary and Unusual Items. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. Navios Logistics has adopted this standard effective January 1, 2016. The adoption of the new standard is not expected to have a material impact on Navios Logistics’ results of operations, financial position or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We plan to adopt this standard effective January 1, 2017. The adoption of the new standard is not expected to have a material impact on Navios Logistics’ results of operations, financial position or cash flows.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 to defer the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. Navios Logistics is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

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

For all the periods presented, the management of Navios Logistics after considering various indicators, including but not limited to its long-lived assets’ contracted revenues and cash flows over their remaining useful life and the economic outlook, concluded that no impairment analysis should be performed on the long-lived assets.

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

The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions, and direct vessel expenses growth assumptions. The future cash flows from operations were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of each segment, including utilization rates and actual storage capacity. A weighted average cost of capital (“WACC”) was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data regarding risk free rates, risk premiums and systematic risk and on the Company’s cost of equity and debt and its capital structure.

These assumptions could be adversely impacted by the current uncertainty surrounding global market conditions, as well as the competitive environment in which we operate.

As of December 31, 2015, the fair value of the reporting units was in significant excess of their carrying values.

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

No impairment loss was recognized for any of the periods presented. Amortizable intangible assets are amortized under the straight line method according to the following weighted average amortization periods:

Intangible assets/liabilities	Years
Trade name	10
Port terminal operating rights	20 to 45
Customers relationships	20

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors and Senior Management

The following table sets forth information regarding our current directors and members of our senior management as of April 25, 2016:

Name	Age	Position
Angeliki Frangou	51	Chairman and Director
Claudio Pablo Lopez	57	Chief Executive Officer, Vice Chairman and Director
Carlos Augusto Lopez	54	Chief Commercial Officer—Shipping Division and Director
Horacio Enrique Lopez	59	Chief Operating Officer—Shipping Division and Director
Ruben Martinez	57	Chief Operating Officer—Port Division and Director
Ioannis Karyotis	40	Chief Financial Officer
George Achniotis	51	Executive Vice President—Business Development and Director
Vasiliki Papaefthymiou	47	Executive Vice President—Legal
Efstratios Desypris	42	Senior Vice President—Strategic Planning and Director
Anna Kalathakis	46	Secretary, Senior Vice President—Legal Risk Management

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is Aguada Park Free Zone, Paraguay 2141, Of. 1603, Montevideo Uruguay.

Angeliki Frangou has been our Chairman and a Member of our Board of Directors since our inception in December 2007. Ms. Frangou has also been the Chairman and Chief Executive Officer of Navios Maritime Holdings Inc. (NYSE: NM). In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007, the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation (NYSE: NNA), an affiliated corporation, since March 2008 and the Chairman and Chief Executive Officer of Navios Midstream Partners L.P. (NYSE: NAP), an affiliated limited partnership, since October 2014. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. Ms. Frangou is a Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since February 2015, Ms. Frangou has been a Member of the Board of the Union of Greek Shipowners. Since October 2015, Ms. Frangou has been a Member of the Board of Trustees of Fairleigh Dickinson University. Since July 2013,

Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in Mechanical Engineering from Columbia University.

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

Officers’ Compensation

The aggregate annual compensation paid to our executive officers was approximately $1.2 million for the year ended December 31, 2015, $1.1 million for the year ended December 31, 2015 and $1.1 million for the year ended December 31, 2014. See “Item 7.B Certain Relationships and Related Party Transactions.”

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

As of December 31, 2015, we employed 350 land-based employees: 29 employees in the Asuncion, Paraguay office, 39 employees at the port facility in San Antonio, Paraguay, 106 employees in the Buenos Aires, Argentina office, eight employees in the Montevideo, Uruguay office, 158 employees at the dry port facility in Uruguay, and 10 employees at Hidronave S.A.’s Corumba, Brazil office.

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

The following table sets forth the beneficial ownership, as of April 25, 2016, of our common stock and by each person we know to beneficially own more than 5% of our common stock.

Percentage of beneficial ownership is based on 20,000 shares of common stock outstanding on April 25, 2016.

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

	Shares Beneficially Owned(1)(2)
Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Voting Power
Navios Maritime Holdings Inc.(1)	12,765	63.8%
Sinimalec S.A.(2)	7,235	36.2%

(1)	Navios Holdings, which beneficially owns shares of our common stock through its wholly owned subsidiary Navios Corporation, is a Marshall Islands corporation with shares of its common stock listed on the New York Stock Exchange, and is controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (its Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Shunji Sasada, Spyridon Magoulas, John Stratakis, George Malanga, and Efstathios Loizos. In addition, we have been informed by Navios Holdings that, based upon its knowledge, including, documents publicly available filed with the SEC, it believes that the only beneficial owner of greater than 5% of the common stock of Navios Holdings is Angeliki Frangou (28.5%) (who has previously filed an amended Schedule 13D indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and, as of May 15, 2015, she had purchased approximately $10.0 million of additional shares of common stock). We have been informed by Navios Holdings that, other than Angeliki Frangou, no beneficial owner of greater than 5% of Navios Holdings’ common stock is an affiliate of Navios Holdings.
(2)	Sinimalec S.A. (“Sinimalec”) is a Uruguay corporation which beneficially owns shares of our common stock through its 100% ownership in Peers Business Inc., a Panama corporation (the record holder of such shares) (“Peers”). The families of Claudio Pablo Lopez, our Chief Executive Officer and Vice Chairman, Carlos Augusto Lopez, our Chief Commercial Officer-Shipping Division and Horacio Enrique Lopez, our chief Operating Officer-Shipping Division each beneficially own 33.3% of the voting stock of Sinimalec. There is no contract, arrangement, understanding, relationship or other agreement among or between any of the Lopez brothers regarding the voting power or investment power of their respective ownership interests in Sinimalec. Each of the Lopez brothers expressly disclaims any beneficial ownership in the shares of Sinimalec owned by either of the families of the other brothers.

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

Administrative Services Agreement

We entered into an Administrative Services Agreement for a term of five years beginning on April 12, 2011, with Navios Holdings (the “Manager”), pursuant to which the Manager would provide certain administrative management services to us. In April 2016, we extended the duration of the Administrative Services Agreement until December 31, 2021.

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

Total general and administrative fees charged pursuant to the Administrative Services Agreement for the year ended December 31, 2015 amounted to $0.8 million ($0.8 million for the year ended December 31, 2014 and $0.7 for the year ended December 31, 2013).

At December 31, 2015, 2014 and 2013, the amounts due from/(to) affiliate companies were as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
	(in millions of U.S. dollars)
Navios Holdings	$0.3	$(1.8)	$(0.5)

Such receivables and payables do not accrue interest and do not have a specific due date for their settlement.

Due to related parties, net: During the second half of 2012, Navios Logistics acquired one pushboat and three liquid barges, which were previously chartered-in by Navios Logistics, from Holdux Maritima Leasing Corp., a Panamanian company owned by members of the family of Mr. Horacio Alfredo Lopez, the father of Mr. Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman, Mr. Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division and Mr. Horacio Enrique Lopez, Navios Logistics’ Chief Operating Officer—Shipping Division. The total consideration for the acquisition was $13.4 million to be paid in one initial payment and seven semiannual installments with the final installment payable on June 30, 2016. As of December 31, 2015, the Company had paid $9.6 million and the remaining balance was $3.8 million.

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were less than $0.1 million for the year ended December 31, 2015 ($0.2 million in 2014 and $0.1 million in 2013) and amounts payable amounted to less than $0.1million as of December 31, 2015 and December 31, 2014, respectively.

Employment Agreements

We have executed employment agreements with several of our key employees who are our noncontrolling shareholders. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete.

The employment agreements initially expired on December 31, 2009, but renew automatically for successive one-year periods until either party gives 90 days’ written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $0.28 million to $0.34 million per year, annual bonuses and other incentives provided certain EBITDA performance targets are achieved. Under the agreements, we accrued compensation totaling $0.9 million for the year ended December 31, 2015 ($0.9 million both in 2014 and in 2013).

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

In the case of Argentina, however, it should be noted that since the year 2001, local authorities have established certain foreign exchange restrictions that affect the export or import of capital. Such restrictions have been progressively eased since 2003, while the newly elected Argentinian government implemented certain reforms that provided greater flexibility and easier access to the foreign exchange market. As of the date of this report, almost all of these restrictions have been lifted. However, there can be no assurance that local authorities in Argentina will not modify such regulations in the near future. See “Item 3.D Risk Factors-Risks Relating to Argentina-The Argentine Central Bank has imposed restrictions on the transfer of funds outside Argentina and other exchange controls in the past and may do so in the future, which could prevent our Argentine subsidiaries from transferring funds for the payment of the 2022 Senior Notes or the related guarantees.”

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

Market Discount and Bond Premium. If a U.S. holder purchases a 2022 Senior Note for an amount that is less than its principal amount, the excess of the principal amount over the U.S. holder’s purchase price will be treated as “market discount.” However, the market discount will be considered to be zero if it is less than 1/4 of 1% of the principal amount multiplied by the number of complete years to maturity from the date the U.S. holder purchased the 2022 Senior Note.

Under the market discount rules of the Internal Revenue Code, a U.S. holder generally will be required to treat any principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, a 2022 Senior Note as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in income by the U.S. holder during the period the U.S. holder held the 2022 Senior Note. In addition, the U.S. holder may be required to defer, until the maturity of the 2022

Senior Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the 2022 Senior Note. In general, market discount will be considered to accrue ratably during the period from the date of the purchase of the 2022 Senior Note to the maturity date of the 2022 Senior Note, unless the U.S. holder makes an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. A U.S. holder of a 2022 Senior Note may elect to include market discount in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the 2022 Senior Note and upon the receipt of certain payments and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

If a U.S. holder purchases a 2022 Senior Note for an amount in excess of the amount payable at maturity of the 2022 Senior Note, the U.S. holder will be considered to have purchased the 2022 Senior Note with “bond premium” equal to the excess of the U.S. holder’s purchase price over the amount payable at maturity (or on an earlier call date if it results in a smaller amortizable bond premium). It may be possible for a U.S. holder of a 2022 Senior Note to elect to amortize the premium over the remaining term of the 2022 Senior Note (or until an earlier call date, as applicable). However, because we may call the 2022 Senior Notes under certain circumstances at a price in excess of their stated principal amount, such amortization may be reduced and/or deferred. Any amortized amount of the premium for a taxable year generally will be treated first as a reduction of interest on the 2022 Senior Note includible in the U.S. holder’s gross income in such taxable year to the extent thereof, then as a deduction allowed in that taxable year to the extent of the U.S. holder’s prior interest inclusions on the 2022 Senior Note, and finally as a carryforward allowable against the U.S. holder’s future interest inclusions on the 2022 Senior Note. If a U.S. holder makes such an election, the U.S. holder’s tax basis in the 2022 Senior Note will be reduced by the amount of the allowable amortization. If a U.S. holder does not elect to amortize bond premium, the premium will decrease the gain or increase the loss that such U.S. holder would otherwise recognize on a disposition of its 2022 Senior Note. A U.S. holder’s election to amortize premium on a constant yield method will apply to all debt obligations held or subsequently acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies. A U.S. holder may not revoke the election without the consent of the IRS. U.S. holders should consult their own tax advisors before making this election and regarding the calculation and amortization of any bond premium on the 2022 Senior Notes.

Dispositions of the 2022 Senior Notes. Unless a nonrecognition provision of the U.S. federal income tax laws applies, upon the sale, exchange, redemption, retirement or other taxable disposition of a 2022 Senior Note, a U.S. holder will recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale, exchange, redemption, retirement or other taxable disposition (other than amounts attributable to accrued stated interest, which will be treated as described above) and the U.S. holder’s adjusted tax basis in the 2022 Senior Note. A U.S. holder’s adjusted tax basis in a 2022 Senior Note will generally be equal to its cost for the 2022 Senior Note, increased by the amount of any market discount with respect to the 2022 Senior Note previously included in the U.S. holder’s gross income and reduced by the amount of any amortizable bond premium with respect to the 2022 Senior Note previously amortized by the U.S. holder. Gain or loss recognized by a U.S. holder on the sale, exchange, redemption, retirement or other taxable disposition of a 2022 Senior Note will generally be capital gain or loss, except with respect to accrued market discount not previously included in income by the U.S. holder, which will be taxable as ordinary income. The capital gain or loss recognized by a U.S. holder will be long-term capital gain or loss if the U.S. holder’s holding period for the 2022 Senior Note exceeds one year at the time of the disposition. Long-term capital gains recognized by individual and certain other non-corporate U.S. holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss recognized by a U.S. holder generally will be U.S. source gain or loss for foreign tax credit purposes.

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

Backup Withholding. In general, “backup withholding” may apply to payments of interest made on a 2022 Senior Note, and to the proceeds of a disposition (including a retirement or redemption) of a 2022 Senior Note, that are made to a non-corporate beneficial owner of the 2022 Senior Notes if that beneficial owner fails to provide an accurate taxpayer identification number to its applicable payor (and certify that such beneficial owner is not subject to backup withholding) or otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and may be credited against a beneficial owner’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

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

A non-U.S. holder may be required to certify its non-U.S. status to avoid backup withholding on payments of interest made on a 2022 Senior Note and on proceeds of a disposition (including a retirement or redemption) of a 2022 Senior Note.

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

Interest Rate Risk:

Debt instruments: As of December 31, 2015 and December 31, 2014, we had a total of $375.4 million and $375.5 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a fixed rate.

Interest rates on the loan facility of Hidronave S.A. and the 2022 Senior Notes are fixed and, therefore, changes in interest rates affect their fair value which as of December 31, 2015 was $0.4 million and $248.0 million, respectively, but do not affect the related interest expense.

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

Our subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. For the year ended December 31, 2015 and for the year ended December 31, 2014, approximately 61.9% and 47.3%, respectively, of our expenses were incurred in currencies other than U.S dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of operations. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above by 1.00% would change our net income for the year ended December 31, 2015 by $1.0 million.

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

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2015. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2015.

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

Navios Logistics’ management assessed the effectiveness of Navios Logistics’ internal control over financial reporting as of December 31, 2015. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on its assessment, management believes that, as of December 31, 2015, Navios Logistics’ internal control over financial reporting is effective based on those criteria.

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

Audit Fees

Our principal accountants for fiscal years 2015 and 2014 were Price Waterhouse and Co S.R.L. The audit fees for the audit of each of the years ended December 31, 2015 and 2014 were $0.7 million and $0.7 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2015 and 2014.

Tax Fees

There were no tax fees billed in 2015 and 2014.

All Other Fees

There were no other fees billed in 2015 and 2014.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-40 and are filed as part of this report statement.

Item 19.	Exhibits

1.1	Amended Articles of Incorporation of Navios South American Logistics Inc.(1)

1.2	Bylaws of Navios South American Logistics Inc.(1)

2.1	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A.(1)

2.2	Amended and Restated Waiver to Shareholder’s Agreement.(2)

2.3	Indenture, dated April 22, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(3)

2.4	First Supplemental Indenture, dated as of November 3, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(4)

2.5	Second Supplemental Indenture, dated as of February 6, 2015, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(4)

4.1	Administrative Services Agreement, dated as of April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc.(1)

8	Subsidiaries of Navios South American Logistics Inc.*

11	Code of Ethics(2)

12.1	Section 302 Certifications of Principal Executive Officer.*

12.2	Section 302 Certification of Principal Financial Officer.*

13	Section 906 Certifications of Principal Executive and Principal Financial Officer.*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2015 and 2014; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2015, 2014 and 2013; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2015, 2014 and 2013; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2015, 2014 and 2013; and (v) the Notes to Consolidated Financial Statements as blocks of text.**

*	Filed herewith.
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

(1)	Previously filed with Registration Statement on Form F-4 (Registration No. 333-179250), as filed with the Securities and Exchange Commission on January 31, 2012.
(2)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on April 5, 2012.
(3)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on April 23, 2014.
(4)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, as filed with the Securities and Exchange Commission on March 30, 2015.

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

Date: April 25, 2016

Report of Independent Registered Public Accounting Firm

To Navios South American Logistics Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in equity and cash flows present fairly, in all material respects, the financial position of Navios South American Logistics Inc. and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICE WATERHOUSE & Co. S.R.L.
By: /s/ Marcelo D. Pfaff (Partner)
Marcelo D. Pfaff
Buenos Aires, Argentina April 25, 2016.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	December 31, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	3	$81,507	$71,931
Accounts receivable, net	4	26,097	29,317
Due from affiliate companies	17	296	—
Prepaid expenses and other current assets	5	6,234	10,618
Inventories		5,768	12,435

Total current assets		119,902	124,301

Deposits for vessels, port terminals and other fixed assets	6	44,254	23,225
Vessels, port terminals and other fixed assets, net	6	427,860	443,625
Intangible assets other than goodwill	7	67,074	70,897
Goodwill		104,096	104,096
Deferred drydock and special survey costs, net		20,303	18,084
Other long-term assets		2,130	1,905

Total noncurrent assets		665,717	661,832

Total assets		$785,619	$786,133

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	8	$22,504	$29,378
Due to affiliate companies	17	—	1,783
Accrued expenses	8	15,400	18,058
Deferred income		7,225	6,182
Due to related parties, net	17	3,825	5,469
Other current liabilities	7	—	6,800
Current portion of capital lease obligations	6	2,929	1,449
Current portion of long-term debt	9	69	69

Total current liabilities		51,952	69,188

Senior notes, net	9	367,178	366,250
Due to related parties, net	17	—	1,896
Long-term debt, net of current portion	9	321	390
Capital lease obligations, net of current portion	6	17,720	20,911
Deferred tax liability	15	10,917	12,735
Other long-term liabilities		1,518	988

Total noncurrent liabilities		397,654	403,170

Total liabilities		449,606	472,358

Commitments and contingencies	14	—	—
STOCKHOLDERS’ EQUITY
Common stock—$1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding in 2015 and 2014	18	20	20
Additional paid-in capital		303,441	303,441
Retained earnings		32,552	10,314

Total stockholders’ equity		336,013	313,775

Total liabilities and stockholders’ equity		$785,619	$786,133

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Time charter, voyage and port terminal revenues		$211,701	$208,507	$190,734
Sales of products		39,347	60,267	46,350
Time charter, voyage and port terminal expenses	11	(33,564)	(47,653)	(42,428)
Direct vessel expenses	12	(74,746)	(72,187)	(72,713)
Cost of products sold		(36,811)	(58,011)	(42,760)
Depreciation of vessels, port terminals and other fixed assets	6	(24,146)	(21,264)	(19,555)
Amortization of intangible assets	7	(3,823)	(3,822)	(3,799)
Amortization of deferred drydock and special survey costs	2	(7,280)	(5,838)	(3,392)
General and administrative expenses	13	(14,008)	(14,764)	(14,617)
Recovery of/(provision for) losses on accounts receivable	4	52	(548)	(567)
Taxes other than income taxes		(11,976)	(9,275)	(7,912)
Gain on sale of assets		—	—	18
Loss on bond extinguishment	9	—	(27,281)	—
Interest expense and finance cost	9	(27,082)	(27,837)	(25,148)
Interest income		569	291	219
Foreign exchange differences, net	2	219	1,494	414
Other income, net		235	941	430

Income/(loss) before income taxes and noncontrolling interest		$18,687	$(16,980)	$5,274
Income tax benefit	15	3,551	276	4,554

Net income/(loss)		$22,238	$(16,704)	$9,828
Less: Net income attributable to the noncontrolling interest		—	—	(112)

Net income/(loss) attributable to Navios Logistics’ stockholders		$22,238	$(16,704)	$9,716

Earnings/(loss) per share attributable to Navios Logistics’ stockholders, basic and diluted	20	$1.11	$(0.84)	$0.49

Weighted average number of shares, basic and diluted		20,000	20,000	20,000

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
OPERATING ACTIVITIES:
Net income/(loss)		$22,238	$(16,704)	$9,828
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation of vessels, port terminals and other fixed assets	6	24,146	21,264	19,555
Amortization of deferred drydock and special survey costs	2	7,280	5,838	3,392
Income tax benefit	15	(3,551)	(276)	(4,554)
Amortization of deferred financing costs	2	928	677	776
Amortization of intangible assets	7	3,823	3,822	3,799
Loss on bond extinguishment		—	4,786	—
Recovery of/(provision for) losses on accounts receivable	4	(52)	548	567
Gain on sale of assets		—	—	(18)
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable		3,271	(8,315)	7,070
Decrease/(increase) in prepaid expenses and other current assets		3,674	(1,833)	184
Decrease/(increase) in inventories		6,667	(3,527)	5,645
(Increase)/decrease in other long term assets		(199)	1,971	(977)
Payments for drydock and special survey costs		(9,497)	(6,486)	(10,017)
(Decrease)/increase in accounts payable		(8,039)	10,468	(16,247)
(Decrease)/increase in due to affiliate companies		(2,079)	1,239	(1,309)
(Decrease)/increase in accrued expenses		(1,631)	(1,326)	1,201
Increase/(decrease) in deferred income		1,043	5,298	(2,120)
Increase/(decrease) in other long term liabilities		503	(1,127)	(251)
Decrease in due to related parties		(3,540)	(3,297)	(2,026)

Net cash provided by operating activities		$44,985	$13,020	$14,498

INVESTING ACTIVITIES:
Acquisition of vessels, port terminals and other fixed assets, net	6	(7,881)	(68,433)	(27,998)
Deposits for vessels, port terminals and other fixed assets	6	(19,158)	(23,225)	(31,398)
Acquisition of intangible assets	7	—	(10,200)	(2,092)

Net cash used in investing activities		$(27,039)	$(101,858)	$(61,488)

FINANCING ACTIVITIES:
Proceeds from issuance of Senior Notes, including premium		—	375,000	93,375
Repayment of 2019 Senior Notes		—	(290,000)	—
Repayment of long-term debt and payment of principal		(69)	(69)	(70)
Acquisition of noncontrolling interest		—	—	(750)
Payment for acquisition of intangible asset	7	(6,800)	—	—
Payments of obligations under capital leases	6	(1,501)	(1,399)	(1,353)
Debt issuance costs		—	(9,332)	(3,181)

Net cash (used in)/provided by financing activities		$(8,370)	$74,200	$88,021

Net increase/(decrease) in cash and cash equivalents		9,576	(14,638)	41,031

Cash and cash equivalents, beginning of year		71,931	86,569	45,538

Cash and cash equivalents, end of year		$81,507	$71,931	$86,569

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized interest		$25,771	$28,159	$25,852
Cash paid for income taxes		$—	$367	$302
Non-cash investing and financing activities:
Revaluation of vessels due to restructuring of capital lease obligation		$210	$—	$—
Decrease in capital lease obligation due to restructuring		$(210)	$—	$—
Acquisition of intangible assets		$—	$(6,800)	$—
Acquisition of vessels port terminals and other fixed assets, net		$(710)	$(624)	$—
Deposits for vessels, port terminals and other fixed assets		$(1,871)	$—	$—
Debt issuance costs		$—	$(225)	$—

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars—except share data)

	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Navios Logistics’ Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity
Balance December 31, 2012	20,000	$20	$303,518	$17,302	$320,840	$561	$321,401
Acquisition of noncontrolling interest	—	—	(77)	—	(77)	(673)	(750)
Net income	—	—	—	9,716	9,716	112	9,828

Balance December 31, 2013	20,000	$20	$303,441	$27,018	$330,479	$—	$330,479
Net loss	—	—	—	(16,704)	(16,704)	—	(16,704)

Balance December 31, 2014	20,000	$20	$303,441	$10,314	$313,775	$—	$313,775
Net income	—	—	—	22,238	22,238	—	22,238

Balance December 31, 2015	20,000	$20	$303,441	$32,552	$336,013	$—	$336,013

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

Formation of Navios Logistics

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. As of December 31, 2015, Navios Maritime Holdings Inc. (“Navios Holdings”) owns 63.8% of Navios Logistics’ stock.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of Presentation:

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Where necessary, comparative figures have been reclassified to conform with changes in the presentation of the financial statements.

Change in Accounting Principle

The Company historically presented deferred debt issuance costs, or fees related to directly issuing debt, as long-term assets on the consolidated balance sheets. During the first quarter of 2015, the Company adopted guidance codified in ASU 2015-03 Interest—Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method pursuant to ASC 835-30-35-2 through 35-3. The Company elected to early adopt the requirements of ASU 2015-03 effective beginning from the first quarter ended March 31, 2015 and applied this guidance retrospectively to all prior periods presented in the Company’s financial statements.

The reclassification does not impact net income as previously reported or any prior amounts reported on the statements of operations, or the consolidated statements of cash flows. The effect of the retrospective application of this change in accounting principle on the Company’s consolidated balance sheets as of December 31, 2014 resulted in a reduction of Total non-current assets and Total assets in the amount of $8,750, with a corresponding decrease of $8,750 in Senior notes, net and Total non-current liabilities.

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

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of operations
				2015	2014	2013
Corporacion Navios S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Energias Renovables del Sur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31	3/19-12/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Thalassa Energy S.A.(i)	Argentina	Barge-Owning Company	100%	—	—	1/1-11/19
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navegacion Guarani S.A.(ii)	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	—	—	1/1-6/12

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of operations
				2015	2014	2013
Hidrovia OSR S.A.(iii)	Paraguay	Tanker-Owning Company/Oil Spill Response & Salvage Services	100%	—	—	1/1-7/10
Mercofluvial S.A.(iii)	Paraguay	Operating/Barge and Pushboat-Owning Company	100%	—	—	1/1-7/10
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.(iv)	Brazil	Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Horamar do Brasil Navegação Ltda	Brazil	Non-Operating Company	100%	1/1-12/31	1/1-12/31	5/8-12/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Merco Parana S.A.(i)	Argentina	Barge-Owning Company	100%	—	—	1/1-11/19
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-12/31	8/20-12/31	—
Naviera Alto Parana S.A.	Paraguay	Non-Operating Company	100%	1/1-12/31	7/4-12/31	—
Edolmix S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	12/15-12/31	—
Cartisur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	12/15-12/31	—
NP Trading S.A.	British Virgin Islands	Sub-Holding Company	100%	1/1-12/31	12/15-12/31	—
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-12/31	12/23-12/31	—
Terra Norte S.A.	Paraguay	Non-Operating Company	100%	9/30-12/31	—	—

(i)	These companies were merged into Compania Naviera Horamar S.A. on November 19, 2013.
(ii)	This company was merged into another Paraguayan company on June 12, 2013.
(iii)	These companies were merged into other Paraguayan companies on July 10, 2013.
(iv)	On July 10, 2013, the Company became the sole shareholder of Hidronave South American Logistics S.A. (“Hidronave S.A.”) by acquiring the remaining 49% noncontrolling interest.

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

(j) Deposits for Vessels, Port terminals and Other Fixed Assets:

Deposits for vessels, port terminals and other fixed assets represent amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of vessels, port terminals and other fixed assets. Deposits for vessels, port terminals and other fixed assets also include pre-delivery expenses. Pre-delivery expenses represent any direct costs to bring the asset to the condition necessary (including possible relocation) for it to be capable of operating in the manner intended by management. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the years ended December 31, 2015, 2014 and 2013 amounted to $2,261, $1,176 and $1,827, respectively.

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

For all the periods presented, the management of Navios Logistics after considering various indicators, including but not limited to its long-lived assets’ contracted revenues and cash flows over their remaining useful life and the economic outlook, concluded that no impairment analysis should be performed on the long-lived assets.

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

(l) Deferred Drydock and Special Survey Costs:

The Company’s vessels, pushboats and barges are subject to regularly scheduled drydocking and special surveys that are carried out every five years for oceangoing vessels and every seven years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained under certain conditions. The costs of drydocking and special survey are deferred and amortized over the above mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, pushboats and barges sold are charged against income in the year the vessel, pushboat or barge is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and fuel, labour and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2015, 2014 and 2013, the amortization expense was $7,280, $5,838 and $3,392, respectively and the payments for drydocking and special survey were $9,497, $6,486 and $10,017, respectively. Accumulated amortization as of December 31, 2015 and 2014 amounted to $19,294 and $12,014, respectively.

(m) Deferred Financing Costs:

Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization expense for each of the years ended December 31, 2015, 2014 and 2013 was $928, $677 and $776, respectively.

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

The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions, and direct vessel expenses growth assumptions. The future cash flows from operations were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of each segment, including utilization rates and actual storage capacity. A weighted average cost of capital (“WACC”) was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data regarding risk free rates, risk premiums and systematic risk and on the Company’s cost of equity and debt and its capital structure.

No impairment loss was recognized for any of the periods presented.

(ii) Intangibles Other Than Goodwill: Navios Logistics’ intangible assets consist of customer relationships, trade name and port terminal operating rights.

Intangible assets resulting from acquisitions accounted for using the purchase method of accounting and are recorded at fair value as estimated based on market information, the “relief from royalty” method or discounted cash flows.

The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction in order to use that trade name. Other intangibles that are being amortized, such as the port terminal operating rights and customer relationships, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method.

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

The foreign currency exchange gains recognized in the consolidated statement of operations for each of the years ended December 31, 2015, 2014 and 2013 were $219, $1,494 and $414, respectively.

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

(t) Earnings/(loss) per Share:

Basic earnings/(loss) per share are computed by dividing net income/(loss) by the weighted average number of common shares outstanding during the years presented. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net earnings/(loss) per share.

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

Argentinean companies have open tax years ranging from 2008 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2009 and onwards. In relation to these open tax years, the Company believes that there are no material uncertain tax positions. The Company is generally not able to reliably estimate the ultimate settlement amounts until the close of an audit.

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

Minimum presumed income tax (MPIT):

Under the tax laws of Argentina, the Company’s subsidiary in that country is subject to a minimum presumed income tax, or MPIT. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The subsidiaries’ tax liabilities will be the higher of income tax or MPIT. However, if the MPIT exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the MPIT that may arise in the next ten fiscal years. The Company has recorded as other current asset a total amount of $439 for the year ended December 31, 2015 ($701 in 2014) in relation to MPIT, as we expect that the MPIT asset will be applied against taxable income of the fiscal year 2016.

(v) Other Taxes:

Turnover tax:

Under the tax laws of Argentina, the Company’s subsidiary in that country is subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 5.0% for the year ended December 31, 2015 (5.0% and 4.9% for 2014 and 2013, respectively). Turnover taxes are recorded as part of taxes other than income tax in the consolidated statement of operations and amounted to $2,942 for the year ended December 31, 2015 ($3,865 in 2014 and $3,265 in 2013).

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

(z) Recent Accounting Pronouncements:

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement, for public business entities, to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740)—Balance Sheet Classification of Deferred Taxes”, which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this ASU. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the measurement of inventory”. Topic 330—Inventory, currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in this ASU require an entity to measure inventory at the lower of cost and net realizable value. For public business entities, the amendments in this ASU are effective for fiscal years beginning

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

after December 15, 2016, including interim periods within those fiscal years. The amendments in this ASU should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of this new standard is not expected to have a material impact on Navios Logistics’ results of operations, financial position or cash flows.

In February 2015, the FASB issued the ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered variable interest entities (“VIEs”), amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. The adoption of this new standard is not expected to have a material impact on Navios Logistics’ results of operations, financial position or cash flows.

In January 2015, the FASB issued ASU 2015-01, Income Statement Extraordinary and Unusual Items. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. Navios Logistics has adopted this standard effective January 1, 2016. The adoption of the new standard is not expected to have a material impact on Navios Logistics’ results of operations, financial position or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We plan to adopt this standard effective January 1, 2017. The adoption of the new standard is not expected to have a material impact on Navios Logistics’ results of operations, financial position or cash flows.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 to defer the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. Navios Logistics is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2015	December 31, 2014
Cash on hand and at banks	$24,776	$54,551
Short-term deposits	56,731	17,380

Total cash and cash equivalents	$81,507	$71,931

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

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2015	December 31, 2014
Accounts receivable	$27,016	$30,288
Less: Provision for losses on accounts receivables	(919)	(971)

Accounts receivable, net	$26,097	$29,317

Changes to the provision for accounts receivables are summarized as follows:

Provision for Losses on Accounts Receivables	Balance at Beginning of Year	(Charges to Expenses)/ Amount Recovered	Amount Utilized	Balance at End of Year
Year ended December 31, 2013	$(2,144)	$(567)	$59	$(2,652)
Year ended December 31, 2014	$(2,652)	$(548)	$2,229	$(971)
Year ended December 31, 2015	$(971)	$52	$—	$(919)

See Note 2(s) for a discussion of credit risk. For the year ended December 31, 2015, two customers accounted for 27.8% and 12.9% of the Company’s revenue. For the year ended December 31, 2014, three customers accounted for 22.8%, 13.8% and 10.7% of the Company’s revenue and for the year ended December 31, 2013, two customers accounted for 18.5% and 10.7% of the Company’s revenue.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 5: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2015	December 31, 2014
VAT and other tax credits	1,677	3,627
Insurance claims receivable, net	1,319	2,933
Deferred insurance premiums	834	669
Advances to suppliers	91	22
Other	2,313	3,367

Total prepaid expenses and other current assets	$6,234	$10,618

See Note 2(f) for insurance claims receivable.

NOTE 6: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, port terminals and other fixed assets, net consist of the following:

Dry Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$51,348	$(7,742)	$43,606
Additions	23,947	(1,597)	22,350
Disposals	(22)	22	—

Balance December 31, 2013	$75,273	$(9,317)	$65,956
Additions	3,112	(2,129)	983

Balance December 31, 2014	$78,385	$(11,446)	$66,939
Additions	1,266	(2,173)	(907)

Balance December 31, 2015	$79,651	$(13,619)	$66,032

Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$27,141	$(6,509)	$20,632
Additions	616	(1,256)	(640)

Balance December 31, 2013	$27,757	$(7,765)	$19,992
Additions	257	(1,256)	(999)

Balance December 31, 2014	$28,014	$(9,021)	$18,993
Additions	1,021	(1,258)	(237)

Balance December 31, 2015	$29,035	$(10,279)	$18,756

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Tanker Vessels, Barges and Pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$355,626	$(77,400)	$278,226
Additions	9,972	(16,384)	(6,412)
Transfers	3,030	—	3,030

Balance December 31, 2013	$368,628	$(93,784)	$274,844
Additions	96,387	(17,355)	79,032
Write-off	(47)	—	(47)

Balance December 31, 2014	$464,968	$(111,139)	$353,829
Additions	6,188	(20,007)	(13,819)
Restructuring of capital lease	(210)	—	(210)

Balance December 31, 2015	$470,946	$(131,146)	$339,800

Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$6,069	$(1,029)	$5,040
Additions	1,997	(318)	1,679
Transfers	(3,030)	—	(3,030)

Balance December 31, 2013	$5,036	$(1,347)	$3,689
Additions	699	(524)	175

Balance December 31, 2014	$5,735	$(1,871)	$3,864
Additions	116	(708)	(592)

Balance December 31, 2015	$5,851	$(2,579)	$3,272

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$440,184	$(92,680)	$347,504
Additions	36,532	(19,555)	16,977
Disposals	(22)	22	—

Balance December 31, 2013	$476,694	$(112,213)	$364,481
Additions	100,455	(21,264)	79,191
Write-off	(47)	—	(47)

Balance December 31, 2014	$577,102	$(133,477)	$443,625
Additions	8,591	(24,146)	(15,555)
Restructuring of capital lease	(210)	—	(210)

Balance December 31, 2015	$585,483	$(157,623)	$427,860

As indicated in Note 9, certain assets of the Company have been pledged as collateral for loan facilities. As of December 31, 2015 and 2014, the net book value of such assets was $688 and $831, respectively.

On June 30, 2015, Navios Logistics entered into an agreement for the restructuring of its capital leases for the Ferni H and the San San H, by extending their duration until January 2020 and April 2020, respectively, and amending the purchase price obligation to $5,325 and $5,150, respectively, payable at the end of the extended period. As of December 31, 2015, the obligations for these vessels were accounted for as capital leases and the lease payments during the years ended December 31, 2015 and 2014 for both vessels were $1,501 and $1,399, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

On August 22, 2014, the Company entered into an agreement for the acquisition of a second-hand bunker vessel, which was delivered to its core fleet in September 2014. As of December 31, 2014, the Company paid $5,504, representing the full purchase price and other costs, including relocation expenses.

On August 5, 2013, the Company entered into an agreement for the construction of 36 dry barges for a total purchase price of $19,080. These barges were delivered in the second quarter of 2014. During the year ended December 31, 2013, the Company paid $11,632 for to the construction of these barges. On October 8, 2013, the Company exercised the option for the construction of an additional 36 dry barges based on the same terms of the initial agreement. These barges were delivered in the third quarter of 2014. During the years ended December 31, 2014 and December 31, 2015, Navios Logistics paid $52,672 and $800, respectively, for both sets of barges, representing the balance of the purchase price and other acquisition costs, including transportation.

On June 26, 2013, the Company acquired three pushboats for a total purchase price of $20,250. These pushboats were delivered in the first quarter of 2014. During the year ended December 31, 2013, the Company paid $19,766 for the acquisition of these pushboats. During the year ended December 31, 2014, the Company paid $3,710, representing the balance of the purchase price and other acquisition costs, including transportation.

Deposits for vessels, port terminals and other fixed assets

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three new pushboats with a purchase price of $7,552 for each pushboat. As of December 31, 2015 and December 31, 2014, Navios Logistics had paid $14,770 and $6,920, respectively, for the construction of the new pushboats which are expected to be delivered in the second quarter of 2016.

As of December 31, 2015 and December 31, 2014, Navios Logistics had paid $29,484 and $16,305, respectively, for the expansion of its dry port in Uruguay, which is currently an asset under construction.

Capitalized interest included in deposits for vessels, port terminals and other fixed assets amounted to $2,954 and $693 as of December 31, 2015 and December 31, 2014, respectively.

The following is an analysis of the leased property under capital leases:

Vessels	December 31, 2015
San San H and Ferni H	$32,737
Less: Accumulated amortization	(3,670)

Net book value	$29,067

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Future minimum lease payments under capital leases together with the present value of the future minimum lease payments as of December 31, 2015, are as follows:

Payment Due by Period	December 31, 2015
2016	$3,489
2017	3,517
2018	2,190
2019	2,190
2020	11,130

Total future minimum lease payments(1)	22,516
Less: amount representing interest(2)	(1,867)

Present value of future minimum lease payments(3)	$20,649

(1)	There are no minimum sublease rentals to be reduced by minimum payments.
(2)	Amount necessary to reduce net minimum lease payments to present value calculated at the Company’s incremental borrowing rate at the inception of the lease.
(3)	Reflected in the balance sheet as obligations under capital leases.

NOTE 7: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2015 and 2014 consist of the following:

December 31, 2015	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2015
Trade name	$10,420	$(8,336)	$2,084
Port terminal operating rights	53,152	(9,456)	43,696
Customer relationships	36,120	(14,826)	21,294

Total intangible assets	$99,692	$(32,618)	$67,074

December 31, 2014	Acquisition Cost	Additions	Accumulated Amortization	Net Book Value December 31, 2014
Trade name	$10,420	$—	$(7,294)	$3,126
Port terminal operating rights	36,152	17,000	(8,450)	44,702
Customer relationships	36,120	—	(13,051)	23,069

Total intangible assets	$82,692	$17,000	$(28,795)	$70,897

On December 15, 2014, Navios Logistics acquired two companies for a total consideration of $17,000. These companies, as free zone direct users, hold the right to occupy approximately 53 acres of undeveloped riverfront land located in the Nueva Palmira free zone in Uruguay, adjacent to Navios Logistics’ existing port. During the year ended December 31, 2015, Navios Logistics paid $6,800, representing the balance of the purchase price.

Amortization expense for each of the years ended December 31, 2015, 2014 and 2013, amounted to $3,823, $3,822 and $3,799, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The aggregate amortization of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$1,042	$1,042	$—	$—	$—	$—	$2,084
Port terminal operating rights	1,006	1,483	1,483	1,483	1,483	36,758	43,696
Customer relationships	1,775	1,775	1,775	1,775	1,775	12,419	21,294

Total	$3,823	$4,300	$3,258	$3,258	$3,258	$49,177	$67,074

NOTE 8: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable consist of the following:

	December 31, 2015	December 31, 2014
Trade payable	$21,372	$28,726
Rent payable	527	138
Professional fees payable	605	514

Total accounts payable	$22,504	$29,378

Accrued expenses consist of the following:

	December 31, 2015	December 31, 2014
Accrued salaries	$6,610	$7,586
Taxes	3,816	4,705
Accrued fees	294	961
Accrued bond coupon	4,531	4,531
Other	149	275

Total accrued expenses	$15,400	$18,058

NOTE 9: BORROWINGS

Borrowings consist of the following:

	December 31, 2015	December 31, 2014
Senior Notes	$375,000	$375,000
Loan for Nazira	390	459

Total borrowings	375,390	375,459
Less: current portion	(69)	(69)
Less: deferred financing costs, net	(7,822)	(8,750)

Total long-term borrowings	$367,499	$366,640

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

2019 Senior Notes

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together, the “Co-Issuers”) issued $200,000 in aggregate principal amount of senior notes due on April 15, 2019 at a fixed rate of 9.25% (the “Existing 2019 Senior Notes”). On March 12, 2013, the Co-Issuers issued $90,000 in aggregate principal amount of 9.25% Senior Notes due 2019 (the “Additional 2019 Senior Notes”, and together with the Existing 2019 Senior Notes, the “2019 Senior Notes”) at a premium, with a price of 103.750%.

On May 5, 2014, the Co-Issuers completed a cash tender offer (the “Tender Offer”) and related solicitation of consents for certain proposed amendments to the indenture governing the 2019 Senior Notes, for any and all of their outstanding 2019 Senior Notes. After the purchase by the Co-Issuers of all of the 2019 Senior Notes validly tendered and not validly withdrawn prior to the consent payment deadline, the Co-Issuers redeemed for cash all the 2019 Senior Notes that remained outstanding after the completion of the Tender Offer, plus accrued and unpaid interest to, but not including, the redemption date. The effect of this transaction was the recognition of a $27,281 loss in the consolidated statement of comprehensive loss under “Loss on bond extinguishment”, consisting of a $7,881 loss relating to the accelerated amortization of the unamortized deferred finance costs, a $3,095 gain relating to the accelerated amortization of unamortized Additional 2019 Senior Notes premium and a $22,495 loss relating to tender premium fees and expenses.

2022 Senior Notes

On April 22, 2014, the Co-Issuers issued $375,000 in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The net proceeds from the sale of the 2022 Senior Notes were partially used to redeem any and all of 2019 Senior Notes and pay related transaction fees and expenses. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

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

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

As of December 31, 2015 and December 31, 2014, deferred financing costs associated with the 2022 Senior Notes amounted to $7,822 and $8,750, respectively. Interest expense associated with the senior notes amounted to $27,188, $27,201 and $25,183 for the years ended December 31, 2015, 2014 and 2013, respectively.

The indenture contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The 2022 Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of our restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of December 31, 2015, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Other Indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2015, the outstanding loan balance was $390 ($459 as of December 31, 2014). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021.

In connection with the loan and other long term liabilities, the Company is subject to certain covenants and commitments and certain of its assets are restricted as collateral.

The Company was in compliance with all the covenants as of December 31, 2015.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The maturity table below reflects future payments of the long-term debt outstanding as of December 31, 2015, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
2016	$69
2017	69
2018	69
2019	69
2020	69
2021 and thereafter	375,045

Total	$375,390

NOTE 10: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The book value of the senior notes is presented net of deferred financing costs. The senior notes are fixed rate borrowings and their fair value was determined based on quoted market prices, excluding the effect of any deferred finance costs.

Capital leases and long term debt: The capital leases and long-term debt are fixed rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2015		December 31, 2014
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$81,507	$81,507	$71,931	$71,931
Senior notes	$(367,178)	$(247,969)	$(366,250)	$(378,049)
Capital lease obligations	$(20,649)	$(20,649)	$(22,360)	$(22,360)
Long-term debt, including current portion	$(390)	$(390)	$(459)	$(459)

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

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Level III: Inputs that are unobservable.

	Fair Value Measurements at December 31, 2015
	Total	Level I	Level II	Level III
Cash and cash equivalents	$81,507	$81,507	$—	$—
Senior Notes	$(247,969)	$(247,969)	$—	$—
Capital lease obligations(1)	$(20,649)	$—	$(20,649)	$—
Long-term debt(1)	$(390)	$—	$(390)	$—

	Fair Value Measurements at December 31, 2014
	Total	Level I	Level II	Level III
Cash and cash equivalents	$71,931	$71,931	$—	$—
Senior Notes	$(378,049)	$(378,049)	$—	$—
Capital lease obligations(1)	$(22,360)	$—	$(22,360)	$—
Long-term debt(1)	$(459)	$—	$(459)	$—

(1)	The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities as well as taking into account our creditworthiness.

NOTE 11: TIME CHARTER, VOYAGE AND PORT TERMINAL EXPENSES

Time charter, voyage and port terminal expenses for the years ended December 31, 2015, 2014 and 2013 were as follows:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Fuel	$13,901	$27,185	$24,104
Time charter	1,307	2,468	1,286
Ports payroll and related costs	5,657	5,305	4,974
Docking expenses	3,299	2,819	2,166
Maritime and regulatory fees	909	1,156	1,175
Towing expenses	1,612	2,353	2,379
Other expenses	6,879	6,367	6,344

Total	$33,564	$47,653	$42,428

NOTE 12: DIRECT VESSEL EXPENSES

Direct vessel expenses for the year ended December 31, 2015, 2014 and 2013 were as follows:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Payroll and related costs	$52,026	$47,905	$47,766
Insurances	4,088	3,411	3,618
Repairs and maintenance	8,893	9,177	11,153
Lubricants	899	1,523	1,203
Victualing	1,995	2,203	1,904
Travel expenses	3,484	3,644	2,662
Other expenses	3,361	4,324	4,407

Total	$74,746	$72,187	$72,713

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 13: GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses at December 31, 2015, 2014 and 2013 were as follows:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Payroll and related costs	$6,260	$6,931	$7,351
Professional fees	3,734	3,403	3,852
Other expenses	4,014	4,430	3,414

Total	$14,008	$14,764	$14,617

NOTE 14: COMMITMENTS AND CONTINGENCIES

As of December 31, 2015, the Company had obligations related to the acquisition of three new pushboats, the expansion of its dry port facility and the remaining installments for the acquisition of the chartered-in fleet, consisting of one pushboat and three liquid barges, (see Notes 6, 17) of $11,557, $93,976 and $3,825, respectively, until December 31, 2016.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2017.

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

NOTE 15: INCOME TAXES

As indicated in Note 2(u), the Company is a Marshall Islands corporation. However, the Company is subject to tax in Argentina, Brazil and Paraguay, jurisdictions where certain of its subsidiaries operate. The Company’s operations in Panama and Uruguay are not taxed. The corporate income tax rate in Argentina, Brazil and Paraguay is 35%, 34% and 10%, respectively for the year ended December 31, 2015.

The components of income before income taxes in consolidated statements of income for the years ended December 31, 2015, 2014 and 2013 are as follows:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Argentina	$(14,031)	$(1,661)	$(11,669)
Paraguay	5,942	3,971	1,719
Uruguay	49,465	33,076	40,843
Panama	(16,283)	(18,731)	(18,707)
Marshall Islands	(6,716)	(33,424)	(6,312)
Others	310	(211)	(600)

Total income/(loss) before income taxes and noncontrolling interest	$18,687	$(16,980)	$5,274

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Income tax benefit is comprised of:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Current	$1,947	$(626)	$559
Deferred	2,028	1,183	442

Total Argentina	$3,975	$557	$1,001
Current	$(214)	$(232)	$(658)
Deferred	(210)	(49)	4,211

Total Paraguay	$(424)	$(281)	$3,553

Total income tax benefit	$3,551	$276	$4,554

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

Reconciliation of income tax benefit to taxes calculated based on Argentinean statutory tax rate is as follows:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Loss before income taxes and noncontrolling interest	$(14,031)	$(1,661)	$(11,669)
Statutory tax rate	35%	35%	35%

Income before taxes at the statutory tax rate	4,911	581	4,084
Permanent differences	(936)	(24)	(3,083)

Income tax benefit of the year	$3,975	$557	$1,001

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The components of deferred income taxes included on the balance sheets were as follows:

	December 31, 2015	December 31, 2014
Deferred income tax assets:
Future deductible differences	$1,934	$2,271
Tax loss carry-forward	1,196	—

Total deferred income tax assets	3,130	2,271

Deferred income tax liabilities:
Intangible assets	(8,210)	(9,198)
Property, plant and equipment, net	(5,101)	(5,281)
Other	(736)	(527)

Total deferred income tax liabilities	(14,047)	(15,006)

Net deferred income tax liabilities	$(10,917)	$(12,735)

NOTE 16: LEASES

Chartered-out:

As of December 31, 2015, the future minimum revenue (charter-out rates are presented net of commissions, where applicable, and assume no off-hire days) expected to be earned on non-cancelable time charters, COA’s with minimum guaranteed volumes and contracts with minimum guaranteed throughput in the Company’s ports were as follows:

Amount
2016	$148,102
2017	57,771
2018	23,235
2019	22,515
2020	11,088

Total minimum revenue, net of commissions	$262,711

Revenues from time charters are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel.

Chartered-in:

As of December 31, 2015, the Company’s future minimum commitments, net of any commissions, under chartered-in vessels amounted to $696 until August 2016.

For the year ended December 31, 2015, charter hire expense for chartered-in pushboats and barges amounted to $1,307 ($2,468 in 2014 and $1,286 in 2013).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Office space:

The future minimum commitments under lease obligations for office space were as follows:

Amount
2016	$960
2017	595
2018	245
2019	104
2020	90

Total	$1,994

Rent expense for office space amounted to $716 for the year ended December 31, 2015 ($700 in 2014 and $360 in 2013).

NOTE 17: TRANSACTIONS WITH RELATED PARTIES

At December 31, 2015 and 2014, the amounts due from/(to) affiliate companies were as follows:

	December 31, 2015	December 31, 2014
Navios Holdings	$296	$(1,783)

Amounts due to affiliate companies do not accrue interest and do not have a specific due date for their settlement.

General & administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In April 2016, we extended the duration of the Administrative Services Agreement until December 31, 2021. Total general and administrative fees charged for the year ended December 31, 2015 amounted to $760 ($760 in 2014 and $740 in 2013).

Due to related parties, net: During the second half of 2012, Navios Logistics acquired one pushboat and three liquid barges, which were previously chartered-in by Navios Logistics, from Holdux Maritima Leasing Corp., a Panamanian company owned by members of the family of Mr. Horacio Alfredo Lopez, the father of Mr. Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman, Mr. Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division and Mr. Horacio Enrique Lopez, Navios Logistics’ Chief Operating Officer—Shipping Division. The total consideration for the acquisition was $13,443 to be paid in one initial payment and seven semiannual installments with the final installment payable on June 30, 2016. As of December 31, 2015, the Company had paid $9,618 and the remaining balance was $3,825.

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were $34 for the year ended December 31, 2015 ($191 in 2014 and $98 in 2013) and amounts payable amounted to $4 as of December 31, 2015 and $20 as of December 31, 2014.

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

Employment Agreements

The Company has executed employment agreements with several of its key employees who are noncontrolling shareholders of the Company. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete. The employment agreements initially expired in December 31, 2009, but are being renewed automatically for successive one-year periods until either party gives 90 days written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $280 to $340 per year, annual bonuses and other incentives, provided certain performance targets are achieved. Under the agreements, the Company accrued compensation totaling $900 for the year ended December 31, 2015 ($900 in 2014; $900 in 2013).

NOTE 18: SHARE CAPITAL

Common shares and shareholders

On August 4, 2010, the Company amended its articles of incorporation increasing its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.

As of December 31, 2015 and 2014, the Company has issued 20,000 shares of common stock, with a par value of $1.00.

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

NOTE 20: EARNINGS/(LOSS) PER COMMON SHARE

Basic and diluted net earnings/(loss) per share are computed using the weighted-average number of common shares outstanding. The computations of basic and diluted earnings/(loss) per share for each of the years ended December 31, 2015, 2014 and 2013, are as follows:

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Net income/(loss) attributable to Navios Logistics’ stockholders	$22,238	$(16,704)	$9,716

Weighted average number of shares, basic and diluted	20,000	20,000	20,000

Net earnings/(loss) per share from continuing operations:
Basic and diluted	$1.11	$(0.84)	$0.49

At December 31, 2015, 2014 and 2013, the Company had no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net earnings/(loss) per share.

NOTE 21: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company of which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use net income attributable to common stockholders to evaluate operating performance of each segment. The guidance also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Navios Logistics has three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

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

Unallocated interest

This reconciling item represents the interest expense resulting from the senior notes, which has not yet been fully allocated to the segments due to the fact that the amount received had been maintained at the corporate level and not utilized by an operating segment as of December 31, 2015, 2014 and 2013, respectively.

Inter-segment transactions, if any, are accounted for at current market prices.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the years ended December 31, 2015, 2014 and 2013:

	Port Terminal Business Segment for the Year Ended December 31, 2015	Cabotage Business Segment for the Year Ended December 31, 2015	Barge Business Segment for the Year Ended December 31, 2015	Unallocated interest	Total
Time charter, voyage and port terminal revenues	$42,382	$63,345	$105,974	$—	$211,701
Sales of products	39,347	—	—	—	39,347
Time charter, voyage and port terminal expenses	(11,784)	(2,659)	(19,121)	—	(33,564)
Direct vessel expenses	—	(41,831)	(32,915)	—	(74,746)
Cost of products sold	(36,811)	—	—	—	(36,811)
Depreciation of vessels, port terminals and other fixed assets	(3,431)	(4,645)	(16,070)	—	(24,146)
Amortization of intangible assets	(1,006)	—	(2,817)	—	(3,823)
Amortization of deferred drydock and special survey costs	—	(4,810)	(2,470)	—	(7,280)
General and administrative expenses	(2,661)	(1,128)	(10,219)	—	(14,008)
Recovery of losses on accounts receivable	—	—	52	—	52
Taxes other than income taxes	—	(5,600)	(6,376)	—	(11,976)
Interest expense and finance cost, net	(1,088)	(5,273)	(16,982)	(3,739)	(27,082)
Interest income	250	—	319	—	569
Foreign exchange differences. net	(638)	679	178	—	219
Other income, net	72	(450)	613	—	235

Income/(loss) before income taxes	24,632	(2,372)	166	(3,739)	18,687
Income tax benefit/(expense)	—	(785)	4,336	—	3,551

Net income/(loss)	$24,632	$(3,157)	$4,502	$(3,739)	$22,238

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Year Ended December 31, 2014	Cabotage Business Segment for the Year Ended December 31, 2014	Barge Business Segment for the Year Ended December 31, 2014	Unallocated interest	Total
Time charter, voyage and port terminal revenues	$39,687	$59,720	$109,100	$—	$208,507
Sales of products	60,267	—	—	—	60,267
Time charter, voyage and port terminal expenses	(11,158)	(1,938)	(34,557)	—	(47,653)
Direct vessel expenses	—	(32,672)	(39,515)	—	(72,187)
Cost of products sold	(58,011)	—	—	—	(58,011)
Depreciation of vessels, port terminals and other fixed assets	(3,385)	(2,606)	(15,273)	—	(21,264)
Amortization of intangible assets	(987)	—	(2,835)	—	(3,822)
Amortization of deferred drydock and special survey costs	—	(3,000)	(2,838)	—	(5,838)
General and administrative expenses	(2,459)	(858)	(11,447)	—	(14,764)
Provision for losses on accounts receivable	—	(158)	(390)	—	(548)
Taxes other than income taxes	—	(6,090)	(3,185)	—	(9,275)
Loss on bond extinguishment	—	(5,000)	(22,281)	—	(27,281)
Interest expense and finance cost, net	(1,329)	(5,537)	(18,038)	(2,933)	(27,837)
Interest income	48	—	243	—	291
Foreign exchange differences. net	(120)	802	812	—	1,494
Other income, net	456	—	485	—	941

Income/(loss) before income taxes	23,009	2,663	(39,719)	(2,933)	(16,980)
Income tax benefit/(expense)	168	(2,025)	2,133	—	276

Net income/(loss)	$23,177	$638	$(37,586)	$(2,933)	$(16,704)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Port Terminal Business Segment for the Year Ended December 31, 2013	Cabotage Business Segment for the Year Ended December 31, 2013	Barge Business Segment for the Year Ended December 31, 2013	Unallocated interest	Total
Time charter, voyage and port terminal revenues	$39,189	$54,337	$97,208	$—	$190,734
Sales of products	46,350	—	—	—	46,350
Time charter, voyage and port terminal expenses	(10,654)	(1,871)	(29,903)	—	(42,428)
Direct vessel expenses	—	(34,499)	(38,214)	—	(72,713)
Cost of products sold	(42,760)	—	—	—	(42,760)
Depreciation of vessels, port terminals and other fixed assets	(2,853)	(2,655)	(14,047)	—	(19,555)
Amortization of intangible assets	(983)	—	(2,816)	—	(3,799)
Amortization of deferred drydock and special survey costs	—	(2,188)	(1,204)	—	(3,392)
General and administrative expenses	(2,097)	(898)	(11,622)	—	(14,617)
Provision for losses on accounts receivable	—	(123)	(444)	—	(567)
Taxes other than income taxes	(234)	(4,847)	(2,831)	—	(7,912)
Gain on sale of assets	18	—	—	—	18
Interest expense and finance cost, net	—	(6,504)	(16,375)	(2,269)	(25,148)
Interest income	75	—	144	—	219
Foreign exchange differences, net	(339)	692	61	—	414
Other income, net	8	—	422	—	430

Income/(loss) before income taxes and noncontrolling interest	25,720	1,444	(19,621)	(2,269)	5,274
Income tax benefit/(expense)	1,587	(1,218)	4,185	—	4,554
Net income/(loss)	27,307	226	(15,436)	(2,269)	9,828
Less: Net income attributable to the noncontrolling interest	—	—	(112)	—	(112)

Net income/(loss) attributable to Navios Logistics’ stockholders	$27,307	$226	$(15,548)	$(2,269)	$9,716

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not practicable to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels amounted to $354,570 and $360,750 at December 31, 2015 and 2014, respectively.

All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment, including constructions in progress, amounted to $114,272 and $102,236 as of December 31, 2015 and 2014, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $23,378 and $26,195 as of

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

December 31, 2015 and 2014, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $43,696 and $44,702 as of December 31, 2015 and 2014, respectively.

As of December 31, 2015, and 2014, goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively.

NOTE: 22 SUBSEQUENT EVENTS

On March 30, 2016, the Company received a message from Vale International stating that Vale International will not be performing the service contract entered into between Corporacion Navios S.A. and Vale International on September 27, 2013 for the iron ore port facility currently under construction in Nueva Palmira, Uruguay. While the Company believes that Vale International’s position is without merit and that the contract remains in force, no assurances can be provided that Vale International will finally perform the contract, failing which, the Company will take legal measures to enforce its entitlement to damages in accordance with the contract terms. If Vale International fails to perform the contract, there may be a significant impact on the Company’s business.