Form 20-F
period 2016-12-31
Navios South American Logistics Inc.
filed 2017-03-30
CIK 1506042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

There is no public market for the registrant’s common stock. There were 20,000 shares of the registrant’s, par $1.00 per share, issued and outstanding as of December 31, 2016

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

☐  Item 17        ☐    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated historical financial information as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015, and 2014, are derived from our audited consolidated financial statements which are included elsewhere in this report. The selected consolidated historical financial information as of December 31, 2014, 2013 and 2012 and for the years ended December 31, 2013 and December 31, 2012 have been derived from our audited financial statements not included in this report. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this report.

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
	(Expressed in thousands of U.S. dollars-except share data)
Statement of Operations Data
Time charter, voyage and port terminals revenues	$190,218	$211,701	$208,507	$190,734	$178,619
Sales of products	30,118	39,347	60,267	46,350	68,414
Time charter, voyage and port terminal expenses	(32,139)	(33,564)	(47,653)	(42,428)	(41,776)
Direct vessel expenses	(69,130)	(74,746)	(72,187)	(72,713)	(69,476)
Cost of products sold	(27,450)	(36,811)	(58,011)	(42,760)	(65,039)
Depreciation of vessels, port terminals and other fixed assets	(23,105)	(24,146)	(21,264)	(19,555)	(22,502)
Amortization of intangible assets and liabilities	(3,523)	(3,823)	(3,822)	(3,799)	(4,438)
Amortization of deferred drydock and special survey costs	(6,870)	(7,280)	(5,838)	(3,392)	(1,332)
General and administrative expenses	(14,294)	(14,008)	(14,764)	(14,617)	(14,844)
(Provision for) / recovery of losses on accounts receivable	(1,304)	52	(548)	(567)	(747)
Taxes other than income taxes	(9,740)	(11,976)	(9,275)	(7,912)	(8,212)
Gain on sale of assets	—	—	—	18	—
Loss on bond extinguishment	—	—	(27,281)	—	—
Interest expense and finance cost	(24,240)	(27,082)	(27,837)	(25,148)	(20,057)
Interest income	815	569	291	219	388
Foreign exchange differences, net	1,722	219	1,494	414	(279)
Other income, net	61	235	941	430	1,492

Income/(loss) before income taxes and noncontrolling interest	$11,139	$18,687	$(16,980)	$5,274	$211
Income tax (expense)/ benefit	(982)	3,551	276	4,554	(35)

Net income/(loss)	$10,157	$22,238	$(16,704)	$9,828	$176
Less: Net income attributable to the noncontrolling interest	—	—	—	(112)	(20)

Net income/(loss) attributable to Navios Logistics’ stockholders	$10,157	$22,238	$(16,704)	$9,716	$156

Earnings/(loss) per share attributable to Navios Logistics’ stockholders, basic and diluted	$0.51	$1.11	$(0.84)	$0.49	$0.01

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
	(Expressed in thousands of U.S. dollars-except share data)
Weighted average number of shares, basic and diluted	20,000	20,000	20,000	20,000	20,000

Balance Sheet Data (at year end)
Current assets, including cash and cash equivalents	$118,602	$119,902	$124,301	$125,765	$98,182
Total assets	855,180	785,619	786,133	704,023	630,493
Total long-term debt, net, including current portion	427,949	367,568	366,709	285,647	194,747
Total Navios Logistics’ stockholders’ equity	346,170	336,013	313,775	330,479	320,840

The following table sets forth the selected consolidated historical financial data for our business.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(Expressed in thousands of U.S. dollars, except other operating data)
Other Financial Data
Net cash provided by operating activities	$18,979	$44,985	$13,020	$14,498	$24,230
Net cash used in investing activities	(91,173)	(27,039)	(101,858)	(61,488)	(17,632)
Net cash provided by / (used in) financing activities	55,869	(8,370)	74,200	88,021	(1,589)
Book value per common share	17.31	16.80	15.69	16.52	16.04
Adjusted EBITDA(1)	$68,062	$80,449	$68,771	$56,837	$48,132
Other Operating Data
Dry Port-dry cargo tons moved	3,587,337	4,660,280	3,971,200	3,672,100	3,973,200
Liquid Port-cubic meters of stored liquid cargos	212,992	207,299	212,866	204,208	231,613
Liquid Port-cubic meters of sales of products	49,379	56,178	61,605	46,868	66,108
Barge-cubic meters of liquid cargos	368,713	306,965	635,576	673,833	828,427
Barge-dry cargo tons	1,832,984	1,015,549	2,032,461	1,456,546	1,048,089
Cabotage-cubic meters of liquid cargos	1,513,584	1,836,506	1,833,813	2,211,612	2,140,289
Cabotage-available days	2,562	3,076	2,756	2,832	2,739
Cabotage-operating days	2,035	2,429	2,177	2,156	2,173
Revenues per Segment
Port Business	$66,386	$81,729	$99,954	$85,539	$100,623
Revenue-dry port	33,209	39,333	36,417	35,820	29,161
Revenue-liquid port	3,059	3,049	3,270	3,369	3,048
Sales of products-liquid port	30,118	39,347	60,267	46,350	68,414
Barge Business	101,313	105,974	109,100	97,208	93,853
Cabotage Business	52,637	63,345	59,720	54,337	52,557

(1)	EBITDA represents net income/(loss) attributable to Navios Logistics’ stockholders before interest and finance costs before depreciation and amortization and income taxes. Adjusted EBITDA in this document represents EBITDA before loss on bond extinguishment. Adjusted EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

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

Adjusted EBITDA Reconciliation to Net Income/(Loss) Attributable to Navios Logistics’ Stockholders

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
	(Expressed in thousands of U.S. dollars)
Net income/(loss) attributable to Navios Logistics’ stockholders	$10,157	$22,238	$(16,704)	$9,716	$156
Depreciation of vessels, port terminals and other fixed assets	23,105	24,146	21,264	19,555	22,502
Amortization of intangible assets and liabilities	3,523	3,823	3,822	3,799	4,438
Amortization of deferred drydock and special survey costs	6,870	7,280	5,838	3,392	1,332
Loss on bond extinguishment	—	—	27,281	—	—
Interest income	(815)	(569)	(291)	(219)	(388)
Interest expense and finance cost	24,240	27,082	27,837	25,148	20,057
Income tax expense/ (benefit)	982	(3,551)	(276)	(4,554)	35

Adjusted EBITDA	$68,062	$80,449	$68,771	$56,837	$48,132

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

In each of our businesses, we derive a significant part of our revenues from a small number of customers. For the year ended December 31, 2016, our three largest customers, Vale, Axion and Cammesa, accounted for 28.0%, 13.8% and 11.5% of our revenues, respectively, and our five largest customers accounted for approximately 67.4%. For the year ended December 31, 2015, our two largest customers, Vale and Cammesa, accounted for 27.8% and 12.9% of our revenues, respectively, and our five largest customers accounted for approximately 61.7%. For the year ended December 31, 2014, our three largest customers, Vale, Cammesa and Axion Energy, accounted for 22.8%, 13.8% and 10.7% of our revenues, respectively, and our five largest customers accounted for approximately 60.3%. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels. The loss of any of our significant customers could materially adversely affect our results of operations.

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

On March 30, 2016, the Company received written notice from Vale International S.A. (“Vale”) stating that Vale will not be performing the service contract entered into between Corporacion Navios S.A. and Vale on September 27, 2013, relating to the iron ore port facility currently under construction in Nueva Palmira, Uruguay. The Company initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, we may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

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

Our capital expenditures during 2014, 2015 and 2016 were $101.9 million, $27.0 million and $91.2 million, respectively, used to acquire and/or pay installments for among others one bunker vessel, six pushboats, 72 barges and to expand our port terminal operations through the construction of a new conveyor belt and an iron ore port terminal facility. In order to follow our current strategy for growth, we will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures.

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

For any reason, if we fail to meet construction benchmarks with respect to the expansion of our Nueva Palmira port terminal, we may not be able to service our agreement with Vale, materially affecting our future earnings.

We have signed an agreement with Vale for the storing and transshipping of iron ore and other commodities. To serve this contract, we are expanding our existing terminal infrastructure at an investment cost estimated at approximately $150.0 million which we are financing with a combination of cash on our balance sheet, operating cash flows, debt and export financing. The agreement sets forth certain benchmarks during the construction phase of the expansion. If such construction benchmarks are not met our contract may be terminated, materially affecting our business, financial condition, results of operations and future earnings.

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

For any newbuilding vessels we purchase including the tanker vessel currently under construction, the shipbuilder could fail to deliver the newbuilding vessel as agreed or we could cancel the purchase contract if the shipbuilder fails to meet its obligations. In addition, under charters or contracts we may enter into that are related to a newbuilding, if our delivery of the newbuilding to our customer is delayed, the customer may terminate the contract and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages. We do not derive any revenue from a vessel until after its delivery and are required to pay substantial sums as progress payments during construction of a newbuilding. While we have refund guarantees from financial institutions with respect to such progress payments in the event the vessel is not delivered by the shipyard or is otherwise not accepted by us, there is the potential that we may not be able to collect all portions of such refund guarantees, in which case we would lose the amounts we have advanced to the shipyards for such progress payments.

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

The failure of Petrobras to successfully implement its business plan for 2017-2021 could adversely affect our business.

In September 2016, Petrobras announced its business plan for 2017-2021, which includes a projected capital expenditure budget of $130.3 billion between 2015 and 2019, increasing its previously projected capital expenditure budget of $98.4 billion for the period 2015-2019 (Jan2016 review). In May 2011, we signed 15-year charter contracts with Petrobras for six Panamax vessels, which are subject to our option to cancel the contracts if we are unable to secure acceptable financing for the construction of the vessels (to be completed by 2018). We have yet to make any capital expenditures related to the vessels, therefore any potential decrease in Petrobras’ capital expenditures will not expose us to any losses. Any failure to capitalize on our relationship with Petrobras could affect our future growth opportunities.

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

The costs to operate and maintain a port or a vessel increase with the age of the port equipment or the vessel. Governmental regulations, safety or other equipment standards related to the age of the operational port equipment or vessels may require expenditures for alterations or the addition of new equipment to our port equipment or vessels and may restrict the type of activities in which these ports or vessels may engage. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key equipment for our vessels and ports (such as engine makers, propulsion systems makers, control systems makers and others) may not have the spare parts needed available immediately (or off-the-shelf) and may have to produce them when required. If this was the case, our vessels and ports may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in substantial loss of revenues for us. The average age of our seven double-hulled product tankers is eight years. In some cases, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well.

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

In addition, approval of governmental, regulatory and other authorities may be needed to implement any acquisitions or expansions. For example, we have available land within the Nueva Palmira Free Zone in Uruguay as well as near the Free Zone where we plan to expand our port facility and construct a port terminal for minerals and liquid cargo. In order to complete these projects, however, we need to receive required authorization from several authorities. If these authorities deny our request for authorization, or if existing authorizations are revoked, we will not be able to proceed with these projects.

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

At December 31, 2016, we employed 351 land-based employees and 648 seafarers as crew on our vessels. Crew costs are a significant expense for us. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our time and spot contracts. Additionally, labor union activity in the Hidrovia may create pressure for us to pay higher crew salaries and wages. In addition, fuel is one of the largest operating expenses in our barge and cabotage businesses, where the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Currently, most of our long-term contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. We may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent our contracts do not pass-through changes in fuel prices to our clients, we will be forced to bear the cost of fuel price increases. We may hedge in the futures market all or part of our exposure to fuel price variations. We cannot assure you that we will be successful in hedging our exposure. In the event of a default by our contractual counterparties or other circumstance affecting their performance under a contract, we may be subject to exposure under, and may incur losses in connection with, our hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. We may not be able to pass onto our customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially adversely affect our results of operations.

Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially adversely affect our results of operations, financial condition and cash flows.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Recent conflicts in Iraq, Afghanistan, Syria, Ukraine, other current conflicts, and continuing concerns relating to the European sovereign debt crisis have led to increased volatility in global credit and equity markets. Several European countries including Greece, have been affected by increasing public debt burdens and weakening economic growth prospects. In recent years, Standard and Poor’s Rating Services and Moody’s Investors Service (“Moody’s”) downgraded the long-term ratings of most European countries’ sovereign debt and initiated negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greece and other European countries, which may expose us to a loss of cash deposits or cash equivalents.

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

Furthermore, we may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt as payments come due under our credit facilities, in the future if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Due to the fact that we would possibly cover all or a portion of the cost of any new acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or other assets and new business acquisitions. In addition, the economic uncertainty worldwide has made demand for shipping services volatile and has reduced charter rates, which may adversely affect our results of operations and financial condition. Currently, the economies of the United States, the European Union, China, Japan, other Asian Pacific countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has in the past driven decreased rates and vessel values.

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

We face competition in our barge and cabotage businesses with transportation of oil and refined petroleum products from other independent ship owners and from vessel operators. The charter markets in which our vessels compete are highly competitive. Key competitors include Ultrapetrol Bahamas Ltd. and Fluviomar. In addition, some of our customers, including ADM, Cargill, Louis Dreyfus and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. We also compete indirectly with other forms of land-based transportation such as truck and rail. These companies and other smaller entities are regular competitors of ours in our primary trading areas. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility.

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

The hull and machinery of every commercial vessel with certain characteristics must be classed by a classification society that is authorized and is customarily a member of the International Association of Classification Societies Ltd. (“IACS”). The classification society must certify that a vessel has been built and maintained in accordance with the rules of such organization and complies with the applicable rules and regulations of the country whose flag such vessel flies and the international conventions of which that country is a member. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with international conventions such as the United Nations Safety of Life at Sea Convention (“SOLAS”). Most of our owned and chartered-in fleet is currently enrolled with Lloyd’s Register of Shipping and RINA (Italian Naval Register).

Vessels, pushboats and barges must undergo an annual survey, an intermediate survey and a special survey. For oceangoing vessels, in lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery and/or its hull would be surveyed periodically over a five-year period. Certain of our vessels are on continuous survey cycles for machinery inspection. Every oceangoing vessel is also required to be drydocked every two to three years on intermediate survey and every five years on special survey, while pushboats are required to be drydocked every six years on special survey for inspection of the underwater parts of such vessel and every three years for a floating intermediate survey and barges are required to be drydocked every eight years on special survey for inspection of the underwater parts of such vessel and every two years for a floating intermediate survey.

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

We periodically employ some of our fleet on a spot basis. As of December 31, 2016, 38% of our cabotage fleet and 28% of our barge fleet on a dwt tons basis was employed under time charter or COA contracts. The remaining percentage of our barge fleet and cabotage fleet were employed in the spot market. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in our target markets have not yet been clearly determined but we expect them to exhibit significant volatility as the South American markets mature. We cannot assure you that we will be successful in keeping our fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably, as spot rates may decline below the operating cost of vessels. A significant decrease in spot market rates or our inability to fully employ our fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially adversely affect our results of operations, and operating cash flow.

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

Vessel values have historically been highly volatile. The market value of our vessels may fluctuate significantly in the future, and we may incur losses when we sell vessels, which would adversely affect our financial condition and results of operations. Some of the factors that affect the fair market value of vessels, all of which are beyond our control, are:

•	prevailing level of vessel contract rates;

•	number of newly constructed vessel deliveries;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global and local commodity supply and demand;

•	types and sizes of vessels;

•	development and viability of other modes of transportation and increase in use of other modes of transportation;

•	number of vessels of similar type and size currently on the market for sale;

•	cost of newly constructed vessels;

•	where the vessels were built and as-built specifications;

•	the availability of finance or lack thereof for ordering newbuildings or for facilitating ship sale and purchase transactions;

•	the cost of retrofitting or modifying existing vessels to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise;

•	governmental or other regulations; and

•	general economic and market conditions affecting the shipping industry.

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

Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred tax assets, could result in a materially higher tax expense or a higher effective tax rate on us, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our key subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, our effective tax rate on our earnings could increase substantially and our earnings and cash flows from these operations could be materially adversely affected.

We are a majority-owned subsidiary of Navios Holdings, through which significant controlling stockholders, along with members of our management team, may exert considerable influence over our actions in ways that may not serve the interests of investors.

Navios Holdings and Peers Business Inc. are our significant stockholders. Angeliki Frangou, our Chairman, beneficially owns approximately 26.9% of the outstanding common stock of Navios Holdings. Peers Business Inc., which is owned by Claudio Pablo Lopez, our Chief Executive Officer, Horacio Enrique Lopez, our Chief Operating Officer — Shipping Division, and Carlos Augusto Lopez, our Chief Commercial Officer — Shipping Division, owns 36.2% of our outstanding common stock. Navios Holdings and Peers Business Inc., as the beneficial owners of our common stock have the power to control our actions and the outcome of matters on which our stockholders are entitled to vote. Navios Holdings, Ms. Frangou and the Lopez family may pursue interests different from your interests in determining these matters.

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

Navios Holdings has indicated that it has been evaluating a number of strategic alternatives for us, including our becoming an independent business. While there can be no certainty as to timing, Navios Holdings could decide to pursue these alternatives during 2017. We are party to an administrative services agreement with Navios Holdings (the “Administrative Services Agreement”), pursuant to which Navios Holdings will provide certain services to us, including bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and integration of any acquired businesses. We will rely on Navios Holdings to perform obligations under the agreement. If we undergo a change of control, Navios Holdings may terminate this agreement upon 120 days’ notice. If this agreement is terminated or our relationship with Navios Holdings ended or was significantly altered, we may not have access to these services or be able to capitalize on Navios Holdings’ global network of relationships to source acquisitions, obtain competitive debt financing, and engage in innovative financing and could incur operational difficulties or losses. In addition, we may not benefit from the same financial flexibility our association with Navios Holdings provides us and, as a result, may not be able to access debt financing on favorable terms, or at all. If our relationship with Navios Holdings ends or is significantly altered, our business, results of operations and financial position could be materially adversely affected. See “Item 7.B Certain Relationships and Related Party Transactions — Administrative Services Agreement.”

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

We are incorporated in the Republic of the Marshall Islands, a country that does not have a well-developed body of corporate law, which may negatively affect the ability of public stockholders to protect their interests.

Our corporate affairs are governed by our Amended and Restated Articles of Incorporation and bylaws and by the Marshall Islands Business Corporations Act or the BCA. The provisions of the BCA resemble the provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. The BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions. Accordingly, investors may have more difficulty protecting their interests in the face of actions by management, directors or controlling stockholders than they would in the case of a corporation incorporated in the State of Delaware or other U.S. jurisdictions.

We, and certain of our officers and directors may be difficult to serve with process as we and our subsidiaries are incorporated in various jurisdictions outside the United States and certain of our officers and directors may reside outside of the United States.

We are a corporation organized under the laws of the Republic of the Marshall Islands. Our guarantors are organized under the laws of Argentina, the Republic of the Marshall Islands, Panama, Paraguay, Brazil and Uruguay. Certain of our directors and officers are residents of Greece or other non-U.S. jurisdictions. Substantial portions of the assets of these persons are located in Argentina, Greece, Panama, Paraguay, Uruguay or other non-U.S. jurisdictions. Thus, it may not be possible for investors to affect service of process upon us, our guarantors, or our non-U.S. directors or officers, or to enforce any judgment obtained against these persons in U.S. courts. Also, it may not be possible to enforce U.S. securities laws or judgments obtained in U.S. courts against these persons in a non-U.S. jurisdiction.

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

In the past, Argentina has experienced periods of high inflation. Inflation has increased since 2005 and remained relatively high for more than a decade. According to data published by the Instituto Nacional de Estadísticas y Censos, or INDEC, the year-on-year inflation rate (as measured by changes in the consumer price index, or CPI), was 9.5%, 10.8%, and 10.5% for 2011, 2012 and 2013, respectively. The reliability of INDEC’s statistics has been widely questioned due to the substantial disparity between its inflation rate and the higher rates calculated by independent economists. In February 2013, the IMF censured Argentina for its inaccurate financial statistics. In response, in 2014, INDEC adopted the IPCNu, an improved methodology for calculating the CPI , and estimated the 2014 CPI to be 23.9%.

However, the newly elected Argentinian government declared a state of administrative emergency, suspending momentarily the publication of all indexes until the INDEC is capable of accurately calculating such indexes. During this suspension period, the inflation rate was informed through data provided by the City of Buenos Aires and the province of San Luis.

On July 15, 2016, and after six months without official figures, INDEC published its inflation index again, indicating that the CPI showed, for June, July, August, September, October, November and December of 2016, variations of 3.1%, 2%, 0.2%, 1.1%, 2.4%, 1.6% and 1.2% compared to previous month, respectively.

On the other hand, INDEC recently published a new index of poverty and indigence, which estimated that poverty reaches 32.2% of Argentinians and indigence, 6.3%.

As a result of the readjustment of INDEC indexes, the IMF Executive Board announced, on November 9, 2016, the lifting of the censorship imposed on Argentina in 2013 due to lack of consistency in its statistical data.

Over the last few years, the Argentine government has implemented certain programs aimed at controlling inflation and monitoring the prices of many goods and services, including price agreements between the Argentine government and private sector companies.

The increase in wages and public spending, the adjustment of some utility tariffs and the expiration of the price agreements signed by the Argentine government could have a direct influence on inflation. In the past, inflation undermined the Argentine economy substantially, as well as the ability of the Argentine government to create conditions leading to growth. In turn, because part of the Argentine debt is adjusted by the Reference Stabilization Coefficient (“CER”), strongly related to inflation, its increase would have a negative effect on the level of public indebtedness.

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

In December 2015, the Argentinian government implemented several reforms to the foreign exchange market regulations and provided easier access to the foreign exchange market for individuals and companies. Consequently, as from December 17, 2015, the new financial indebtedness transactions abroad of the non-financial private sector, financial sector and local governments will not be subject to the obligation to bring to and liquidate funds in the (“MULC,” single and free floating foreign exchange market) (MULC acronym for Mercado Unico de Libre Cambio). Fund liquidation at MULC (the single and free floating foreign exchange market) will be a condition precedent for the further access to that market so as to cater to capital and interest services. If the funding enters local accounts in foreign currency in the country, the liquidation of the funds deposited will need to be evidenced.

Additionally, pursuant to recent regulations, financial indebtedness taken through the MULC and financial debt rollovers with non-residents in the financial sector and non-financial private sector will not need to meet a minimum period of stay, and may be canceled at any time.

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

The Argentine government has made certain changes to its tax rules that affected our operations in Argentina in the past, and could further increase the fiscal burden on our operations in Argentina in the future, if implemented again.

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

However, in December 2016, a reform to the Income Tax Law was passed by the National Congress. Some of the main modifications were: (i) personal deductions were raised; (ii) a new scale of aliquots was established, including a greater number of tranches and beginning taxing with a 5% aliquot; (iii) new deductions were established for per diem and room rent; (iv) extra amounts paid to employees in the form of overtime for services on national holidays, non-business days and weekends is exempt from income tax; and (v) the updating of the

Average Taxable Compensation for Government Employees (RIPTE) was established as of fiscal year 2018, with respect to personal deduction amounts and tax tranches. In order to finance the reduction of tax resources that these reforms will entail, an indirect tax on on-line betting and an extraordinary tax on US dollar futures transactions were created; in addition, the figure of the surrogate decision-maker in Value Tax Added in relation to operations involving external subjects was established.

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

We engage in regional commerce with a variety of entities. Although our operations expose us to certain levels of foreign currency risk, our revenues are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaranies, Argentinean pesos and Brazilian reals; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2016, 2015 and 2014 approximately 61.1%, 61.9% and 47.3%, respectively, of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollars. As part of our overall risk management policy, we may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee we will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which we operate may occur, and if such fluctuations were to occur in one or a combination of the countries in which we operate, our results of operations or financial condition could be materially adversely affected.

Risks Relating to Our Indebtedness

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the 2022 Senior Notes and our other obligations.

At December 31, 2016, we had $452.4 million in aggregate principal amount of debt, including the 2022 Senior Notes, outstanding.

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

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The agreements governing our indebtedness do not fully prohibit us or our subsidiaries from doing so. At December 31, 2016, we had $452.4 million in aggregate principal amount of debt, including the 2022 Senior Notes, outstanding. Any secured indebtedness permitted under the indenture would be effectively senior to the notes to the extent of the value of the assets securing such indebtedness, as would all indebtedness of non-guarantor subsidiaries. We also may incur new indebtedness if we expand our business or purchase new vessels or for other purposes. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all our debt obligations, including the repayment of the 2022 Senior Notes. In addition, the indenture governing the 2022 Senior Notes does not prevent us from incurring obligations that do not constitute indebtedness as defined therein.

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

The market values of our vessels, may fluctuate significantly, which could cause us to breach covenants in debt that we may incur.

Factors that influence vessel values include:

•	prevailing level of vessel contract rates;

•	number of newly constructed vessel deliveries;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	governmental and other regulations and changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global commodity supply and demand;

•	types and sizes of vessels;

•	development and viability of other modes of transportation and increase in use of other modes of transportation;

•	number of vessels of similar type and size currently on the market for sale;

•	lifetime maintenance records;

•	technological advances;

•	where the vessels were built and as-built specification;

•	the availability of finance or lack thereof for ordering newbuildings or for facilitating ship sale and purchase transactions;

•	the cost of retrofitting or modifying existing vessels to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise;

•	cost of newly constructed vessels;

•	governmental or other regulations; and

•	general economic and market conditions affecting the shipping industry.

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

The indenture governing the 2022 Senior Notes permits us to incur a significant amount of secured indebtedness, including indebtedness to be used for acquisitions of vessels and businesses. At December 31, 2016, we had approximately $452.4 million of indebtedness outstanding, including $25.3 million of secured indebtedness. This secured indebtedness is secured by one of our vessels and by assignments of certain receivables. The 2022 Senior Notes are unsecured and therefore do not have the benefit of such collateral. Accordingly, the 2022 Senior Notes will be effectively subordinated to all secured indebtedness. If an event of default occurs under any future credit facility or under other future secured indebtedness, the senior secured lenders will have a prior right to our assets mortgaged in their favor, to the exclusion of the holders of the 2022 Senior Notes, even if we are in default under the 2022 Senior Notes. In that event, our assets and the assets of the subsidiary guarantors would first be used to repay in full all indebtedness and other obligations secured by them, resulting in all or a portion of our assets being unavailable to satisfy the claims of the holders of the 2022 Senior Notes and other unsecured indebtedness. Therefore, in the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, subject to any preferential treatment afforded to resident creditors of any particular jurisdiction, holders of 2022 Senior Notes will participate in our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as such 2022 Senior Notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor or other creditors who receive preferential treatment under applicable law. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the 2022 Senior Notes. As a result, holders of 2022 Senior Notes may receive less, ratably, than holders of secured indebtedness.

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

Uruguayan courts shall have jurisdiction to declare bankruptcy when:

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

Upon a court declaration of bankruptcy, all the debtor’s assets, either located within Uruguayan territory or abroad, shall be placed under the control of a receiver to be appointed for the benefit of all creditors. However, if the debtor has also been declared bankrupt in the country where it had its domicile or effective place of business; the Uruguayan bankruptcy will only include the remaining assets or rights located abroad once the foreign bankruptcy procedure is concluded..

In some cases, after a bankruptcy court declaration, the bankrupt party may continue to manage its assets with the cooperation of a receiver. Otherwise, the receiver will run the business and manage the bankrupt party.

In addition to the above, certain transactions occurring prior to the declaration of bankruptcy may be found by the court to be null and void, or may be declared null and void by the court after an examination of the merits, as follows:

•	contracts entered into for no proper consideration executed within the previous two years of the court declaration of bankruptcy;

•	any mortgage or pledge of any assets granted to secure prior and pending obligations with a creditor, or to secure a new obligation assumed with the same creditor immediately after the former obligation is cancelled, if the encumbrance is granted within six months of the court declaration;

•	any payments made to a creditor for obligations that are not yet due, if the payment was completed within six months of the court declaration; and

•	cancellation of contracts executed within six months of the court declaration.

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

Claw back of actions become time barred two years after the declaration of bankruptcy is conducted.

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

If proceedings were brought in the courts of Argentina seeking to enforce the Argentine guarantor’s obligations under the 2022 Senior Notes, the Argentine guarantor would not be required to discharge its obligations in the original currency of the 2022 Senior Notes. Any judgment obtained against the Argentine guarantor in Argentine courts in respect of any payment obligations under the 2022 Senior Notes could be discharged solely in Argentine pesos equivalent to the U.S. dollar amount of such payment at a certain exchange rate. There can be no assurance that such rates of exchange will afford our noteholders full compensation of the amount invested in the 2022 Senior Notes plus accrued interest nor that the currency exchange regulations will permit the noteholders to convert any amount of Argentine pesos received into U.S. dollars (please refer to paragraph entitled “Foreign exchange policies implemented by the Argentine government in the past have limited, and if implemented again, could continue to limit the ability of the guarantors of the 2022 Senior Notes that are Argentine companies to make money remittances outside of Argentina in respect of the guarantees”).

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

Uruguay

Should the courts of the United States rule to enforce the guarantees granted by the Uruguayan subsidiaries, such decision will be recognized and enforced in Uruguay without review of its merits provided the following requirements are met:

•	the foreign decision shall meet the formal requirements necessary for it to be considered authentic in the jurisdiction where it was rendered (i.e. notarization, legalization and/or apostille as the case may be);

•	the foreign decision and any relevant documents should be duly legalized in the country where the decision was issued and translated into Spanish (if necessary) by a duly authorized Uruguayan translator;

•	the decision shall have been rendered by a court with international jurisdiction to hear the matter pursuant to its own law and the matter should not be one in which Uruguayan Courts enjoy exclusive jurisdiction;

•	the defendant must have been properly served notice of the proceeding and granted a reasonable opportunity to defend and present its case;

•	the judgment must be final (“res judicata”) in the country where it was issued;

•	the decision shall not violate Uruguayan international public policy principles.

For the purposes of enforcement and collection in Uruguay, the request for recognition (“exequatur”) shall be first filed before the Supreme Court of Justice in Uruguay, who shall verify compliance with the aforementioned requirements. Service of notice shall be given on the defendant who will have 20 days to file its objection to the application for recognition. The Supreme Court’s decision shall be final and cannot be challenged later.

If enforcement is granted, the file will be sent to the competent lower court to carry out proceedings for enforcement and collection. Upon completion of the Exequatur proceeding as described above, it will be possible to enforce the guarantees against each of the Uruguayan subsidiaries, without the need to appoint any agent for service of process.

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

United States

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the 2022 Senior Notes and the incurrence of the guarantees, particularly any future guarantees of any U.S. subsidiaries we might create. Under U.S. federal bankruptcy law and comparable provisions of U.S. state fraudulent transfer or conveyance laws, if any such law would be deemed to apply, which may vary from state to state, the 2022 Senior Notes or the guarantees could be voided as a fraudulent transfer or conveyance if a court determines that (1) we or any of the guarantors, as applicable, issued the 2022 Senior Notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the 2022 Senior Notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the 2022 Senior Notes or the incurrence of the guarantees;

•	the issuance of the 2022 Senior Notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business; or

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay as they mature;

If a court were to find that the issuance of the 2022 Senior Notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the 2022 Senior Notes or such guarantee, or require the holders of the 2022 Senior Notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the 2022 Senior Notes. Further, the voidance of the 2022 Senior Notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt.

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

Paraguay

Under Paraguay law which does not forbid providing such guarantees to related or non-related parties, the guarantee of the 2022 Senior Notes may not be enforceable as the guarantee is considered accessory to the principal obligation, which if declared null or void, would imply that the guarantee would be deemed likewise null or void. The guarantees are valid, binding and enforceable against the guarantors. However, if a guarantor becomes subject to a creditors meeting or bankruptcy proceedings, within one year of granting the guarantee, the guarantee may be deemed to have been a fraudulent transfer and declared null.

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

Foreign exchange policies by the Argentine government in the past have limited, and if implemented again, could continue to limit the ability of the guarantors of the 2022 Senior Notes that are Argentine companies to make money remittances outside of Argentina in respect of the guarantees.

In Argentina, since the amendment of the convertibility law in December 2001, the Argentine government has imposed several restrictions on the purchase of foreign currency in the exchange market and the transfer of funds outside of Argentina. The restrictions on deposits were rendered ineffective and the exchange restrictions that established controls on the inflow and outflow of capital and the acquisition of foreign currency were reduced. In spite of this, the Argentine government could, in the future, impose additional exchange controls or modify negotiation conditions or eliminate the MULC (the single and free floating foreign exchange market) or restrict the movement of capital or impose controls of another nature that could restrict the transfer of funds outside of Argentina for payments required to be made in respect of the guarantee of the 2022 Senior Notes.

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

We have a diverse customer base including global agricultural, mining and petroleum companies. Our customers include affiliates of ADM, Axion Energy, Bunge, Cargill, Glencore, Louis Dreyfus, Petrobras, Petropar (the national oil company of Paraguay), Shell, Vale, Vitol and YPF. We have a long history of operating in the Hidrovia region and have been able to generate and maintain longstanding relationships with our customers. In our dry port facility in Uruguay, we have been serving three of our key customers, ADM, Cargill and Louis Dreyfus, for more than 18 years on average. In our liquid port facility, liquid barge transportation and cabotage business, we have long-term relationships with our global petroleum customers for more than 14 years on average (such as Axion Energy, Petrobras Group, YPF and Shell). In our dry barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then. We are committed to providing quality logistics services for our customers and further developing and maintaining our long-term relationships.

We serve our customers in the Hidrovia region through our two port storage and transfer facilities, one for agricultural, forest and mineral-related exports located in Uruguay and the other for refined petroleum products located in Paraguay. We complement our two port terminals with a diverse fleet of 339 barges and pushboats (including three pushboats to be delivered) and 8 vessels, including six oceangoing tankers, one bunker vessel and one river and estuary tanker to be delivered which operate in our cabotage business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or LPG).

Since the business combination in January 2008, we have grown our vessel fleet from 123 to 347 vessels, including barges, pushboats and tankers, of which 344 are owned by us and three are chartered-in. The following is the current core fleet as of March 29, 2017.

Navios Logistics Fleet Summary (owned and chartered-in)

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat fleet(1)	27	95,920 BHP	Various Sizes and Horsepower
Dry Barges	272	481,350 DWT	Dry Cargo
Tank Barges(2)	37	118,145 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG

Total	339

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H(3)	2010	16,871	Double-hulled Product Tanker

Product Tanker Fleet	Year Built	DWT	Description
Ferni H(3)	2010	16,871	Double-hulled Product Tanker
Heman H	2012	1,693	Double-hulled Bunker Vessel
TBN(4)	2018	5,000	Double-hulled Product Tanker

Total		87,917

(1)	Three pushboats are expected to be delivered in the third quarter of 2017.
(2)	Three tank barges with total capacity of 5,200 m3 are chartered-in.
(3)	The Ferni H and the San San H are chartered-in for ten-year periods, and we have the obligation to purchase the vessels immediately upon the expiration of their charter periods in January 2020 and April 2020, respectively, at a purchase price of $5.3 million and $5.2 million, respectively.
(4)	New building river and estuary tanker expected to be delivered in the first quarter of 2018.

Port Terminal Operations

Uruguay Dry Port

We believe we own and operate the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs. In 2015 and 2016, 4.7 million and 3.6 million tons of dry cargo, respectively, were moved through our dry port terminal and we currently have nine silos (some with internal separations) with total storage capacity of 460,000 tons. In our dry port terminal, we have been serving our three key customers for more than 18 years on average.

We have a free zone user agreement with the Republic of Uruguay dating back to the 1950s for the land on which we operate. The agreement has been extended to 2046 and may be extended further until 2066 at our option. Additionally, since our terminal is located in the Nueva Palmira Free Zone, foreign commodities moving through the terminal are free of Uruguayan taxes.

We believe that countries in the region will continue to increase use of land for agriculture and implement technology for increasing yields on productive lands. As a result, we have experienced significant growth in the last ten years from 1.0 million tons moved in 2000 to 3.6 million tons in 2016. We have also been expanding our capacity from 280,000 tons in 2009 to 460,000 tons as of December 31, 2016. We installed a grain drying and conditioning facility on 13.6 acres of land adjacent to our dry port terminal, which has been operational since May 2011. This facility, with 7,000 metric tons in static storage capacity, is focused primarily on Uruguayan soy for export and is expected to serve the needs of our clients for grain products that meet the quality standards required by international buyers. We believe the addition of this facility to our existing operations could save customers expense and time by reducing the need to transport their goods from other drying and conditioning facilities to our port. In addition, in October 2013 we completed the construction of an additional vessel-loading conveyor belt.

We believe there is significant potential for further expansion of this bulk terminal operation. In 2009, we were awarded an additional 15 acres of land under our free zone user agreement. During the third and fourth quarter of 2010, we acquired two 29 acres parcels of land located south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for dry and liquid bulks. In September 2011, we acquired an additional parcel of land of approximately 23 acres as part of this project. On March 19, 2013, we acquired Energias Renovables del Sur S.A. (“Enresur”) which is a free zone direct user and holds the right to occupy approximately 29 acres of undeveloped land in the Nueva Palmira free zone in Uruguay. On December 15, 2014, we acquired Edolmix S.A. (“Edolmix”), and Cartisur S.A. (“Cartisur”) two companies, which as free zone direct users, held the right to occupy approximately 34 and 19 acres, respectively, of undeveloped riverfront land located in the Nueva Palmira free zone in Uruguay, near our existing port.

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

The port terminal has three docks. The main outer dock is 240 meters long and accommodates vessels of up to 85,000 dwt loading to the maximum draft permitted for vessels at the Martin Garcia Bar and Mitre Canal. The dock has three modern ship loaders that since the construction of the second conveyor line to the main pier are capable of loading vessels at rates of up to 48,000 tons per day, depending on the vessel, use of silos and on the type of commodity. The secondary inner dock is 170 meters long and is dedicated to the discharge of barge convoys, which is carried out on both sides of the dock. The terminal is capable of discharging barge convoys at rates averaging 10,000 to 14,000 tons per day, depending on the type of barges and commodity. There is also a fixed-duty cycle crane to discharge barge convoys. In addition, discharging at our facility is optimized through the use of commodity-appropriate bucket size and type. The third inner dock is 200 meters long and is prepared to receive, secure and safely moor barges. The pier has direct access for cranes and trucks and is prepared to load/unload bulks or general cargo to/from barges.

New infrastructure is under construction at CNSA’s Port Terminal in Nueva Palmira. New facilities include two new piers: (1) One 300 meters long pier with two berth for ocean going vessels able to receive up to baby capsizes on its outer side, and panamaxes on its inner side, and (2) one 200 meters barge unloading pier. Vessels will be loaded with a travelling shiploader and barges will be unloaded by two cranes. On shore the new facilities comprise an area of approximately 20 acres with two stock piles for mineral with a storage capacity of up to 700,000 tons. Mineral at the stockpile will be handled by a Stacker/Reclaimer. Auxiliary equipment for barge mooring, power, environment control and water treatment are also part of the new facility.

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

Barge Operations

Overview: We service the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through our fleet of 339 vessels in our barge business. We operate different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). We typically contract our vessels either on a time charter basis or on a CoA basis.

Fleet: We control 339 vessels in our barge business, including 27 pushboats, 272 dry barges, 37 tank barges and three LPG barges. We have grown our fleet quickly since our business combination in January 2008. Our dry barge fleet is nearly three times the size it was in January 2008.

Products Transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils), liquefied cargo (liquefied petroleum gas (LPG)) and dry cargo (cereals, cotton pellets, soy bean, wheat, limestone (clinker), mineral iron and rolling stones). During 2016, we transported approximately 2.2 million cubic meters of liquids or tons of dry cargo, consisting of approximately 0.4 million cubic meters of liquids and 1.8 million tons of dry cargo (compared to 1.3 million in 2015, 2.7 million in 2014, and 2.1 million in 2013).

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

Our fleet consists of six oceangoing product tanker vessels, one bunker vessel and one river and estuary product tanker under construction expected to be delivered in the first quarter of 2018. Since December 2007, we have grown our cabotage fleet. We acquired two product tanker vessels, the Estefania H and the Makenita H, which were delivered in July 2008 and June 2009, respectively, with an aggregate capacity of 29,508 dwt. In February 2010, we took delivery of the Sara H, a 9,000 dwt double-hulled product oil tanker. In June 2010, we entered into six-year bareboat agreements for two new product tankers, the Ferni H and the San San H, each with a capacity of 16,871 dwt. The San San H and the Ferni H were delivered in June and July 2010, respectively. In September 2014, we took delivery of the Heman H, a 1,693 dwt double-hulled bunker vessel. We have under construction one river and estuary product tanker that is expected to be delivered in the first quarter of 2018.

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

Fleet: The table below reflects our cabotage tanker fleet, excluding the river and estuary product tanker under construction, as of March 29, 2017:

Vessel	Type	Built	DWT	Employment Date	Charter-Out Duration	Expiration Date of License
Malva H	Product Tanker	2008	8,974	March 1, 2016	14 months	May 22, 2019
Estefania H	Product Tanker	2008	12,000	October 1, 2015	24 months	May 23, 2017
Makenita H	Product Tanker	2009	17,508	February 16, 2017	24 months	June 2, 2018
Sara H	Product Tanker	2009	9,000	No current contract	No contract	June 30, 2018
Ferni H	Product Tanker	2010	16,871	March 1, 2016	36 months	August 3, 2018
San San H	Product Tanker	2010	16,871	January 14, 2016	17 months	May 31, 2019
Heman H	Bunker Vessel	2012	1,693	January 01, 2015	36 months	October 6, 2017

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

Products Transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils). During 2016, our cabotage fleet transported approximately 1.5 million cubic meters of liquids (compared to 1.8 million cubic meters in 2015 and 1.8 million cubic meters in 2014).

Competitive Strengths

We believe that the following strengths allow us to maintain a competitive advantage within the markets we serve:

Leading Integrated Logistics Company in the Hidrovia Region Serving Diversified End Markets. We believe we own and operate the largest independent bulk transfer and storage port terminal in Uruguay based on throughputs and one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. We believe we also are one of the largest owners and operators of a diverse and versatile fleet of dry and wet barges, pushboats and oil tankers in the Hidrovia region. Our port, barge and cabotage operations serve the needs of a diverse range of industries, including mineral and grain commodity providers as well as users of refined petroleum products. We have been able to combine our ports, barges, pushboats and tankers to offer an integrated logistics solution to our customers. For example, we have customers that use both our dry port and dry barge services such as Vale, ADM and Vicentin, and other customers that use our liquid port, liquid barge and cabotage services such as Petrobras and Axion Energy.

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

We believe we have high fleet utilization due to our modern cabotage fleet. Our cabotage fleet of seven double-hulled product tankers is one of the youngest in Argentina with an average age of approximately eight years. Younger vessels typically have greater flexibility in their employment and less maintenance time is needed to operate such vessels. Our cabotage fleet utilization rate for the years ended December 31, 2014, 2015 and 2016 was 79.0%, 79.0% and 79.0%, respectively.

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

Long-Term Relationships with High Quality Customers. We have a long history of operating in the Hidrovia region of South America. We have long-standing relationships with a diverse group of large customers, primarily comprised of major international agriculture and oil companies and their affiliates such as ADM, Cargill, Louis Dreyfus, Petrobras, Petropar, YPF, Shell and Vale. These long term customer relationships arise from our reputation for reliability and high-quality service. In our dry port facility in Uruguay, we have been serving three of our key customers, ADM, Cargill and Louis Dreyfus, for more than 18 years on average. In our liquid port facility, liquid barge transportation and cabotage business, we have long term relationships with our global petroleum customers for more than 14 years on average. In our barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then.

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

Capitalize on Attractive Fundamentals in Our Businesses. As one of the largest owners and operators of barges and product tankers in the Hidrovia region, with some of the largest, most modern and strategically located port facilities, we believe we are well positioned to capitalize on the attractive fundamentals for storage and marine transportation services in the region. There currently exists a shortage of adequate rail and highway infrastructure in South America to meet the growing demand for exports, and the Hidrovia river system and coastal trade represent some of the more cost-efficient methods of transportation in the region. The Hidrovia river system is one of the largest navigable river systems in the world, comparable in length to the Mississippi River system in the United States. A comparison of the two river systems illustrates the significant potential for future development of the Hidrovia which serves economies that are expected to grow in the future. For example, during the period 2017-2021, Argentina is expected to grow 3.0% on average, Brazil 1.6% on average, Uruguay 2.8% on average, and Paraguay 3.8% on average, according to the International Monetary Fund’s latest available data on World Economic Outlook. Advanced economies, including the United States, are expected to grow 1.8% on average during the same period, according to the same source. If such growth in the Hidrovia Region economies does not materialize, it could materially delay or prevent the Hidrovia Region from realizing its potential.

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

We also believe that we benefit from the risk management practices adopted by Navios Holdings. Navios Holdings closely monitors its counterparties’ credit exposure. Navios Holdings has established policies designed for contracts to be entered into with counterparties that have appropriate credit history and we have access to Navios Holdings’ policies and personnel for this purpose. We believe that we can use our relationship with Navios Holdings and its established reputation in order to obtain favorable long-term time contracts and attract new customers. If our relationship with Navios Holdings ends or is significantly altered, our business, results of operations and financial position could be materially adversely affected. See “Item 3.D Risk Factors—Risks Relating to Our Industry and Our Business. We have a meaningful relationship with Navios Holdings, and we depend on Navios Holdings for certain legal, advisory, administrative and other services and benefit from its global network to obtain competitive financing. If our relationship with Navios Holdings ended or was significantly altered, our business and results of operations could be materially adversely affected.”

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

Customers

In each of our businesses, we derive a significant part of our revenues from a small number of customers. For the year ended December 31, 2016, our three largest customers, Vale, Axion and Cammesa, accounted for 28.0%, 13.8 and 11.5% of our revenues, respectively, and our five largest customers accounted for approximately 67.4% of our revenues. For the year ended December 31, 2015, our two largest customers, Vale and Cammesa, accounted for 27.8% and 12.9% of our revenues, respectively, and our five largest customers accounted for approximately 61.7% of our revenues. For the year ended December 31, 2014, our three largest customers, Vale, Cammesa and Axion Energy, accounted for 22.8%, 13.8% and 10.7% of our revenues, respectively, and our five largest customers accounted for approximately 60.3%.

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

As of December 31, 2016, we employed 351 land-based employees: 48 employees in the Asuncion, Paraguay office, 20 employees at the port facility in San Antonio, Paraguay, 101 employees in the Buenos Aires, Argentina office, eight employees in the Montevideo, Uruguay office, 164 employees at the port facility in Nueva Palmira, Uruguay, and 10 employees at Hidronave S.A.’s Corumba, Brazil office.

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

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to ours. However, most of these companies are proprietary service providers that are focused on servicing their own cargo. Unlike these companies, we are an independent service provider in the market for transits. With respect to exports, our competitors are Montevideo Port in Montevideo and Ontur in Nueva Palmira, and TGU in Nueva Palmira. The main competitor of our liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol and Petrobras, which are also customers of our port.

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

Ballast Water

The IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. With Finland’s accession to the Agreement on September 8, 2016, the 35% threshold was reached, and the BWM convention will enter into force on September 8, 2017. Out of the Hidrovia countries, as of March, 2017, Brazil is the only one that has adopted the BWM Convention. The entry of the BWM Convention and revised guidance may result in additional compliance costs.

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

Oil Pollution Liability

Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention of Civil Liability for Oil Pollution Damage (the “CLC”) and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. This liability is subject to a financial limit calculated by reference to the tonnage of the ship. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. Of the countries in the Hidrovia Region, only Argentina and Uruguay have adopted the 1992 Protocol to the CLC. Brazil has ratified the CLC 69 but not the 1992 Protocol. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC. None of the Hidrovia countries are part of the 2003 Protocol that amends the International Convention on the Establishment of an International Fund for compensation for oil pollution damages 1992.

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

Argentina and Brazil are part of the International Convention Relating to Intervention on the High Seas in Cases of Oil Pollution Casualties 1969. Said convention states the right of coastal States to take necessary measures on the high seas to prevent, mitigate or eliminate grave and imminent danger to their coastline or related interests from pollution or threat of pollution of the sea by oil, following a maritime casualty or acts related to such a casualty. In addition, Brazil has acceded to the 1973 Protocol that amend the 1969 Convention.

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

•	Paraguay: The Constitution of Paraguay regulates protection of the environment and the carrier, the cargo owners and any persons connected to a spill or pollution incident may be held strictly liable, jointly and severally. Paraguay, together with all the countries of the MERCOSUR has signed the Framework Agreement on Environment (2003), which also promotes the environmental protection within the area.

•	Uruguay: Uruguay enacted Law n° 16.688, in order to regulate the prevention and surveillance of pollution in Uruguayan waters. This law provides for strict, joint and several liability of owners and disponent owners of vessels or other floating devices, aircrafts and shore and off-shore crafts or installations that cause pollution for any damages and cleanup costs and imposes fines in case of violations. Act n° 13.833 forbids dumping hydrocarbons and any harmful substance and imposes fines and other penalties in case of infringement. Uruguay is party to the Protocols of 1992 that have amended both the 1969 Civil Liability Convention and the 1971 Fund Convention. In addition, Uruguay is part of the 1990 International Convention on Oil Pollution Preparedness, Response and Co-operation as well as the 2000 Protocol (OPRC-HNS 2000).

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

Our inland fleet is subject to regularly scheduled drydocking and special surveys which are carried out every six to eight years. Currently, our inland fleet is scheduled for intermediate surveys and special surveys as follows: Special Drydock every six years for pushboats and every eight years for barges and Afloat Intermediate Inspection in the middle of each six or eight year period (pushboat or barges). All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. Most oceangoing vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. River units are only drydocked every six to eight years for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the vessel owner within prescribed time limits.

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

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks, which nonetheless remain uninsured across our business are “loss of hire,” “off-hire,” “strikes”, “defense,” and “credit risk.”We do not insure against these risks because the costs are regarded as disproportionately high relative to the risks and/or such cover is not commercially beneficial or contractually necessary. The loss of hire or strike insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in such policies. Should a vessel on time charter, where the vessel is paid a fixed hire day-by-day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strike insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike-bound at a loading or discharging port, or the crew of the vessel goes on strike, the insurance covers the cost of running the vessel during such periods. We maintain strike insurance for our dry and wet port terminal facilities. The defense cover is intended to pay the cost of defending a member’s position in a dispute related to a contract signed with third parties. For example, if a charter party is signed and for any reason the vessel is placed off hire, the cover pays the fees of lawyers defending the member’s position, but not the amount in dispute.

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

The Company had a dispute with Vale regarding the termination date of a COA contract, which was under arbitration proceedings in New York. On February 10, 2017, a New York arbitration tribunal ruled in favor of Navios Logistics on this dispute with Vale and the latter was ordered to pay the Company $21.5 million, including all unpaid invoices, compensation for late payment of invoices, and reimbursement of legal fees incurred. The full amount had been received in March 2017.

On March 30, 2016, the Company received written notice from Vale stating that Vale will not be performing the service contract entered into between Corporacion Navios S.A. and Vale on September 27, 2013, relating to the iron ore port facility currently under construction in Nueva Palmira, Uruguay. The Company initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, we may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

C. Organizational Structure

Navios Logistics maintains offices in Montevideo, Uruguay, Buenos Aires, Argentina, Asuncion, Paraguay, and Corumba, Brazil. Navios Logistics owns the Nueva Palmira port and transfer facility indirectly through its Uruguayan subsidiary, CNSA, and the San Antonio port facility through its Paraguayan subsidiary, Petrosan.

The table below sets forth Navios Logistics’ current corporate structure.

Navios Logistics was incorporated as a Marshall Islands corporation on December 17, 2007 and its subsidiaries are listed below:

Subsidiaries included in the consolidation:

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of operations
				2016	2015	2014
Corporacion Navios S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Energias Renovables del Sur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31	3/19-12/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat- Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Horamar do Brasil Navegação Ltda.	Brazil	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	8/20-12/31
Naviera Alto Parana S.A.	Paraguay	Operating Company	100%	1/1-12/31	1/1-12/31	7/4-12/31
Edolmix S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31	12/15-12/31
Cartisur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31	12/15-12/31
NP Trading S.A	British Virgin Islands	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	12/15-12/31
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-12/31	1/1-12/31	12/23-12/31
Delta Naval Trade S.A.	Panama	Non-Operating Company	100%	7/21-12/31	—	—
Terra Norte Group S.A.	Paraguay	Non-Operating Company	100%	1/1-12/31	9/30-12/31	—

D. Property, Plants and Equipment

Our only material property is our owned vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

We and our subsidiaries currently lease (or occupy as free zone users, as the case may be), the following premises:

•	Our subsidiary CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which we operate our port and transfer facility, located at Zona Franca, Nueva Palmira, Uruguay. CNSA was authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, who on September 27, 1956 approved an agreement, as required by applicable law at the time. On December 4, 1995, CNSA’s rights as a direct user were renewed in a single free zone user agreement, which was subsequently amended on multiple occasions—incorporating new plots of land—until its final version dated March 4, 2016. The agreement currently in force permits CNSA to install and operate a transfer station to handle and store goods, and to build and operate a plant to receive, prepare and dry grain, iron ore, minerals and all types of liquid cargo on land in the Nueva Palmira Free Zone. The agreement expires on March 3, 2046, with a 20-year extension at our option, until 2066. We pay a fixed annual fee of approximately $0.3 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transhipment fee of $0.20 per ton transshipped until December 31, 2017 and of $ 0.25 per ton transshipped thereafter. We have certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division if we breach the terms of the agreement, or labor laws and social security contributions, and if we commit illegal acts or acts expressly forbidden by the agreement. In March 2013, CNSA acquired Enresur, a Nueva Palmira Free Zone direct user, and in December 2014, we acquired Cartisur and Edolmix, both also Nueva Palmira Free Zone direct users. On March 4, 2016, the lands pertaining to Cartisur were assigned to CNSA.

•	CNSA also leases approximately 400 square meters of space at Paraguay 2141, Montevideo, Uruguay, pursuant to a lease that expires in November 2020.

•	Our subsidiary Compania Naviera Horamar S.A. leases approximately 409 square meters at Cepeda 429 Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 2017.

•	Petrolera San Antonio S.A. leases approximately 10,481 square meters of a land and a small warehouse next to the river Paraguay at San Miguel district of Asunción over the way to the Club Mbigua, pursuant to a lease agreement that expires in June 2018.

•	Compania Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito, pursuant to a lease agreement that expires in May 2018.

•	Compania Naviera Horamar S.A. leases approximately 1,370 square meters of office space at Av. Juana Manso 205, Buenos Aires, Argentina, pursuant to a lease agreement that expires in June 2017.

•	Merco Par S.A.C.I. leases approximately 655 square meters of office space at Avenida Aviadores del Chaco No 1.669 corner San Martín, Asuncion, Paraguay, pursuant to a lease agreement that expires in November 2018.

•	Our subsidiary CNSA owns premises in Montevideo, Uruguay. This space is approximately 112 square meters and is located at Juan Carlos Gomez 1445, Oficina 701, Montevideo 1100, Uruguay.

•	Our subsidiary Petrolera San Antonio S.A. owns the premises from which it operates in Avenida San Antonio, Paraguay. This space is approximately 146,744 square meters and is located between Avenida San Antonio and Virgen de Caacupe, San Antonio, Paraguay.

•	Our subsidiary Compania Naviera Horamar S.A. owns two storehouses located at 880 Calle California, Ciudad Autonoma de Buenos Aires, Argentina and at 791/795 Calle General Daniel Cerri, Ciudad Autonoma de Buenos Aires, Argentina of approximately 259 and 825 square meters, respectively. Compania Naviera Horamar S.A. also owns approximately 1,208 square meters of office space located in 846 Avenida Santa Fe, Ciudad Autonoma de Buenos Aires, Argentina.

•	Our subsidiary Petrovia Internacional S.A. owns three plots of land in Nueva Palmira, Uruguay, two of approximately 29 acres each and one of 23 acres.

•	Merco Par S.A.C.I. leases some premises alongside the River Paraguay from Relámpago Servicios Import Export S.A. for docking purposes. This property has 380 meters of costal line, by 40 meters of front on the Paraguay River in Bañado Norte, Municipality of Blanco Cue, Asunción District, in Paraguay. The lease is valid until July 2018, and it is automatically renewable for two years.

•	Petrolera San Antonio S.A: leases some premises alongside the Paraguay River from Ingeniería Naval Especializada S.R.L. (INAVE), located on Blanco Cué. The lease is valid until June 2018.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Logistics. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements, including the notes to those financial statements, for each of the fiscal years ended December 31, 2016, 2015 and 2014 which are included elsewhere in this Annual Report.

This report contains forward-looking statements. These forward-looking statements are based on Navios Logistics’ current expectations and observations. See “Forward-Looking Statements” and “Item 3.D Risk Factors” in this report for the factors that, in Navios Logistics’ view, could cause actual results to differ materially from the forward-looking statements contained in this report.

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. We are one of the largest logistics companies in the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. We serve our customers in the Hidrovia region through our two port storage and transfer facilities, one for agricultural, forest and mineral-related exports located in Uruguay and the other for refined petroleum products located in Paraguay. We complement our two port terminals with a diverse fleet of 339 barges and pushboats (including three pushboats to be delivered) and eight vessels, including seven oceangoing tankers (including one vessel to be delivered), and one bunker vessel, which operate in our cabotage business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or “LPG”).

For a discussion of our history and development, see “Item 4.A History and Development of the Company”.

Ports

We own two port storage and transfer facilities, one for agricultural, forest and mineral-related exports and the other for refined petroleum products. Our port facility in Nueva Palmira, Uruguay, with a total storage capacity of 460,000 metric tons, moved 3.6 million tons of dry cargo in 2016, as compared to 4.7 million tons of dry cargo in 2015. Our port facility in San Antonio, Paraguay, with a total storage capacity of 45,660 cubic meters, moved approximately 212,992 cubic meters of stored liquid cargos and had 49,379 cubic meters of sales of products concerning liquid fuels (primarily diesel and naphtha) in 2016 as compared to approximately 207,299 cubic meters of stored cargos and 56,178 cubic meters of sales of products in 2015.

Fleet

Our current core fleet consists of a total of 347 vessels, barges and pushboats (including three pushboats and an oceangoing tanker to be delivered) of which 344 are controlled by us and three are chartered-in under long-term charter-in contracts with an average remaining duration of approximately 0.2 years.

Long-term charter-in contracts are considered to be charter-in contracts with duration of more than one year at inception. We currently have entered into charter-in contracts having a minimum remaining duration of 0.2 years and maximum remaining duration of 0.2 years.

See “Item 4.B Business Overview” for details on our current core fleet.

Recent Developments

On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, we may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

On February 10, 2017, a New York arbitration tribunal ruled in favor of Navios Logistics on a dispute with Vale regarding the termination date of a COA contract. Vale has been ordered to pay Navios Logistics $21.5 million, compensating for all unpaid invoices, late payment of invoices, and legal fees incurred. The full amount had been received in March 2017.

In February 2017, two self-propelled barges of our fleet, Formosa and San Lorenzo, were sold for a total amount of $1.1 million to be paid in cash. Sale price will be received in installments through 2023.

Navios Logistics has signed a shipbuilding contract for the construction of a river and estuary tanker for a total consideration of €12.4 million ($13.1 million). Pursuant to this acquisition the Company has secured credit from the shipbuilder to finance of up to 50% of the purchase price, with a maximum of €6.2 million ($6.5 million), to be repaid in 24 equal monthly installments after delivery of the vessel, plus 6.75% interest per annum. The vessel is expected to be delivered in the first quarter of 2018.

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

Financial Highlights

For the year ended December 31, 2016 compared to the year ended December 31, 2015

The following table presents consolidated revenue and expense information for the years ended December 31, 2016 and 2015 and was derived from our audited consolidated financial statements.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2016	Year Ended December 31, 2015
Time charter, voyage and port terminal revenues	$190,218	$211,701
Sales of products	30,118	39,347
Time charter, voyage and port terminal expenses	(32,139)	(33,564)
Direct vessel expenses	(69,130)	(74,746)

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2016	Year Ended December 31, 2015
Cost of products sold	(27,450)	(36,811)
Depreciation of vessels, port terminals and other fixed assets	(23,105)	(24,146)
Amortization of intangible assets	(3,523)	(3,823)
Amortization of deferred drydock and special survey costs	(6,870)	(7,280)
General and administrative expenses	(14,294)	(14,008)
(Provision for)/ recovery of losses on accounts receivable	(1,304)	52
Taxes other than income taxes	(9,740)	(11,976)
Interest expense and finance cost	(24,240)	(27,082)
Interest income	815	569
Foreign exchange differences, net	1,722	219
Other income, net	61	235

Income before income taxes	$11,139	$18,687
Income tax (loss)/benefit	(982)	3,551

Net income	10,157	22,238

Time Charter, Voyage and Port Terminal Revenues: For the year ended December 31, 2016, revenue decreased by $21.5 million or 10.1% to $190.2 million, as compared to $211.7 million for the same period during 2015. Revenue from the cabotage business decreased by $10.7 million or 16.9% to $52.6 million for the year ended December 31, 2016, as compared to $63.3 million for the same period during 2015. This decrease was mainly attributable to a decrease in the cabotage fleet’s available days. Revenue from the port terminal business decreased by $6.1 million or 14.4% to $36.3 million for the year ended December 31, 2016, as compared to $42.4 million for the same period during 2015. The decrease was mainly attributable to a decrease in products transported at the dry port terminal. Revenue from the barge business decreased by a $4.7 million or 4.4% to $101.3 million for the year ended December 31, 2016, as compared to $106.0 million for the same period in 2015.

Sales of Products: For the year ended December 31, 2016, sales of products decreased by $9.2 million or 23.5% to $30.1 million, as compared to $39.3 million for the same period during 2015. This decrease was attributable to the decreased volume and sale price of the products sold at the Paraguayan liquid port terminal.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses decreased by $1.5 million or 4.2% to $32.1 million for the year ended December 31, 2016, as compared to $33.6 million for the same period in 2015. The decrease was mainly due to a $1.4 million or 7.4% decrease in the time charter and voyage expenses of the barge business to $17.7 million for the year ended December 31, 2016, as compared to $19.1 million for the same period during 2015, mainly attributable to lower prices of fuel expense. Time charter and voyage expenses of the cabotage business decreased by $0.6 million or 21.1% to $2.1 million for the year ended December 31, 2016, as compared to $2.7 million for the same period of 2015. This decrease was mainly attributable to the decrease in the number of available days of the fleet. The overall decrease was partially mitigated by an increase of $0.5 million or 4.7% in the port terminal business to $12.3 million for the year ended December 31, 2016, as compared to $11.8 million for the same period in 2015. This increase was mainly attributable to an increase in salaries expenses.

Direct Vessel Expenses: Direct vessel expenses decreased by $5.6 million or 7.5% to $69.1 million for the year ended December 31, 2016, as compared to $74.7 million for the same period in 2015. Direct vessel expenses of the cabotage business decreased by $8.2 million or 19.7% to $33.6 million for the year ended December 31, 2016, as compared to $41.8 million for the same period in 2015. This decrease was mainly attributable to a decrease in the cabotage fleet’s available days and a decrease in crew costs. The overall decrease was mitigated by a $2.6 million or 8.0% increase in direct vessel expenses of the barge business to $35.5 million for the year ended December 31, 2016, as compared to $32.9 million for the same period in 2015, mainly attributable to increased repairs and maintenance and crew costs. Direct vessel expenses include crew costs, victualling costs, dockage expenses, lubricants, stores, insurance, maintenance and repairs.

Cost of Products Sold: For the year ended December 31, 2016, cost of products sold decreased by $9.3 million or 25.4% to $27.5 million, as compared to $36.8 million for the same period during 2015. This decrease was attributable to the decrease in the volume and the price of the products sold at the Paraguayan liquid port terminal.

Depreciation of Vessels, Port Terminals and Other Fixed Assets: Depreciation of vessels, port terminals and other fixed assets, decreased by $1.0 million or 4.3% to $23.1 million for the year ended December 31, 2016, as compared to $24.1 million for the same period of 2015. Depreciation in the cabotage business decreased by $1.9 million or 42.6% to $2.7 million for the year ended December 31, 2016, as compared to $4.6 million for the same period in 2015, mainly due to the accelerated depreciation, recorded in 2015. Depreciation in the barge business increased by $0.8 million or 5.2% to $16.9 million for the year ended December 31, 2016, as compared to $16.1 million for the same period in 2015. This increase resulted primarily from the accelerated depreciation of certain barges. Depreciation in the port terminal business increased by 0.1 million or 3.0% to 3.5 million for the year ended December 31, 2016, as compared to 3.4 million for the same period of 2015.

Amortization of Intangibles Assets: Amortization of intangible assets decreased by $0.3 million or 7.8% to $3.5 million for the year ended December 31, 2016, as compare to $3.8 million for the same period in 2015. Amortization of intangible assets in the barge business remained the same in both periods, while amortization of intangible assets in the port terminal business decreased by $0.3 million or 29.8% to $0.7 million for the year ended December 31, 2016, compared to $1.0 million for the same period in 2015.

Amortization of Deferred Drydock and Special Survey Costs: For the year ended December 31, 2016, amortization of deferred drydock and special survey costs decreased by $0.4 million or 5.6% to $6.9 million, as compared to $7.3 million for the same period in 2015.

General and Administrative Expenses: General and administrative expenses increased by $0.3 million or 2.0% to $14.3 million for the year ended December 31, 2016, as compared to $14.0 million for the same period during 2015. This increase was mainly attributable to increased expenses for salaries in the barge business.

(Provision for) / Recovery of Losses on Accounts Receivable: Provision for losses on accounts receivable increased by $1.4 million from a recovery of $0.1 million for the year ended December 31, 2015 to a $1.3 million provision of losses for the year ended December 31, 2016, mainly attributable to the barge business.

Taxes Other Than Income Taxes: Taxes other than income taxes decreased by $2.3 million or 18.7% to $9.7 million for the year ended December 31, 2016, as compared to $12.0 million for the same period during 2015. This decrease was mainly attributable to $1.3 million decrease in the barge business relating to customs fees and $1.0 million decrease in the cabotage business.

Interest Expense and Finance Cost: Interest expense and finance cost decreased by $2.9 million or 10.5% to $24.2 million for the year ended December 31, 2016, as compared to $27.1 million for the same period in 2015. The decrease was attributable to the increased amount of interest capitalized during the year ended December 31, 2016.

Interest Income: Interest income increased by $0.2 million or 43.2% to $0.8 million for the year ended December 31, 2016, as compared to $0.6 million for the same period in 2015. The increase is due to higher income from short-term deposits.

Foreign Exchange Differences, net: Gain from foreign exchange differences increased by $1.5 million or 686.3% to $1.7 million for the year ended December 31, 2016 as compared to a $0.2 million for the same period in 2015. The variation is mainly attributable to the more favorable fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conducted our operations.

Other Income, Net: Other income, net decreased by $0.1 million or 74.2% to $0.1 million for the year ended December 31, 2016, as compared to $0.2 million for the same period in 2015. Other income, net in the barges business decreased by $0.4 million or 74.1% to $0.2 million for the year ended December 31, 2016. Other expense, net in the port terminal business decreased by $0.2 million to $0.1 million or 236.1% for the year ended December 31, 2016, as compared to $0.1 million other income for the same period of 2015. The overall decrease was mitigated by a $0.5 million increase in other income, net of the cabotage business to zero, as compared to $0.5 million other expense, net for the same period of 2015.

Income Tax (Loss)/Benefit: Income tax expense increased by $4.6 million or 127.7% to $1.0 million for the year ended December 31, 2016, as compared to $3.6 million of benefit for the same period in 2015. The barge business had a decrease of $3.9 million or 88.6% to $0.5 million for the year ended December 31, 2016, as compared to $4.4 million benefit for the same period in 2015. This increase was mainly the effect of the pretax gains of certain subsidiaries of the barge business. The cabotage business had an increase in income tax expense of $0.7 million or 85.6%, to $1.5 million of expense for the year ended December 31, 2016, as compared to a $0.8 million of expense in the same period in 2015, due to lower pretax profit.

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

Year Ended December 31, 2016

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Unallocated Interest	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$18,208	$(466)	$(6,593)	$(992)	$10,157
Depreciation of vessels, port terminals and other fixed assets	3,533	2,667	16,905	—	23,105
Amortization of intangible assets	706	—	2,817	—	3,523
Amortization of deferred drydock and special survey costs	—	3,765	3,105	—	6,870
Interest income	(54)	—	(761)	—	(815)
Interest expense and finance cost, net	1,381	4,894	16,973	992	24,240
Income tax expense/(benefit)	—	1,457	(475)	—	982

Adjusted EBITDA	$23,774	$12,317	$31,971	$—	$68,062

Year Ended December 31, 2015

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Unallocated Interest	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$24,632	$(3,157)	$4,502	$(3,739)	$22,238
Depreciation of vessels, port terminals and other fixed assets	3,431	4,645	16,070	—	24,146
Amortization of intangible assets	1,006	—	2,817	—	3,823
Amortization of deferred drydock and special survey costs	—	4,810	2,470	—	7,280
Interest income	(250)	—	(319)	—	(569)
Interest expense and finance cost, net	1,088	5,273	16,982	3,739	27,082
Income tax expense/(benefit)	—	785	(4,336)	—	(3,551)

Adjusted EBITDA	$29,907	$12,356	$38,186	$—	$80,449

Year Ended December 31, 2014

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Unallocated Interest	Total
Net income/(loss) attributable to Navios Logistics’ stockholders	$23,177	$638	$(37,586)	$(2,933)	$(16,704)
Loss on bond extinguishment	—	5,000	22,281	—	27,281
Depreciation of vessels, port terminals and other fixed assets	3,385	2,606	15,273	—	21,264
Amortization of intangible assets	987	—	2,835	—	3,822
Amortization of deferred drydock and special survey costs	—	3,000	2,838	—	5,838
Interest income	(48)	—	(243)	—	(291)
Interest expense and finance cost, net	1,329	5,537	18,038	2,933	27,837
Income tax (benefit)/expense	(168)	2,025	(2,133)	—	(276)

Adjusted EBITDA	$28,662	$18,806	$21,303	$—	$68,771

Adjusted EBITDA decreased by $12.3 million to $68.1 million for the year ended December 31, 2016, as compared to $80.4 million for the same period of 2015. This decrease was mainly due to, (a) a $21.5 million decrease in time charter, voyage and port terminal revenues, of which $10.7 million was attributable to the cabotage business, $6.1 million was attributable to the port terminal business and $4.7 million decrease in the barges business, (b) a $9.2 million decrease in sales of products in the port terminal business, (c) a $1.4 million increase in provision for losses on accounts receivable, (d) a $0.3 million increase in general and administrative expenses attributable to a $0.3 million increase in the barge business, mitigated by a $0.1 million increase in the cabotage business and a $0.1 million decrease in the port terminal business, and (e) a $0.1 million decrease in other income, net, of which $0.4 million was attributable to the barges business, $0.2 million was attributable to the port terminal business, partially offset by a $0.5 million increase in the cabotage business. This decrease was partially offset by (a) a $9.3 million decrease in cost of products sold in the port terminal business, (b) a $5.6 million decrease in direct vessel expenses attributable to a $8.2 million decrease in the cabotage business, mitigated by a $2.6 million increase in the barge business, (c) a $2.3 million decrease in taxes other than income taxes attributable to a $1.3 million decrease in the barge business and a $1.0 million decrease in the cabotage segment, (d) a $1.5 million increase in foreign exchange differences gain, of which $0.5 million was attributable to the barge business, $0.5 million was attributable to the port terminal business and $0.5 million to the cabotage business, and (e) a $1.5 million decrease in time charter, voyage and port terminal expenses attributable to a $1.4 million decrease in the barge business and $0.6 million decrease in the cabotage business partially offset by a $0.5 million increase in the port terminal business.

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

B. Liquidity and Capital Resources

We have historically financed our capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under our credit facilities and issuance of other debt. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards and repayments of credit facilities. We may also use funds to repurchase our outstanding indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms we deem appropriate and subject to the our cash requirements for other purposes, compliance with the covenants under our debt agreements, and other factors management deems relevant. We anticipate that cash on hand, internally generated cash flows, borrowings under future credit facilities and issuance of other debt will be sufficient to fund our operations, including working capital requirements. In addition, we regularly review opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “— Working Capital”, “— Capital Expenditures” and “— Long-term Debt Obligations and Credit Arrangements” for further discussion of our working capital position.

The following table presents cash flow information for each of the years ended December 31, 2016, 2015 and 2014.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Net cash provided by operating activities	$18,979	$44,985	$13,020
Net cash used in investing activities	(91,173)	(27,039)	(101,858)
Net cash provided by/ (used in) financing activities	55,869	(8,370)	74,200

Net (decrease)/ increase in cash and cash equivalents	(16,325)	9,576	(14,638)
Cash and cash equivalents, beginning of year	81,507	71,931	86,569

Cash and cash equivalents, end of year	$65,182	$81,507	$71,931

Cash provided by operating activities for the year ended December 31, 2016 as compared to the year ended December 31, 2015:

Net cash from operating activities decreased by $26.0 million to $19.0 million cash provided by operating activities for the year ended December 31, 2016 as compared to $45.0 million cash provided by operating activities for the year ended December 31, 2015. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2016	Year Ended December 31, 2015
Net income	$10,157	$22,238
Depreciation of vessels, port terminals and other fixed assets	23,105	24,146
Amortization of intangible assets	3,523	3,823
Accretion of Notes payable / unwinding of discount	477	—
Amortization of deferred financing costs	1,002	928
Amortization of deferred drydock and special survey costs	6,870	7,280
Provision for/ (recovery of) losses on accounts receivable	1,304	(52)
Income tax (loss)/benefit	982	(3,551)

Net income adjusted for non-cash items	$47,420	$54,812

Accounts receivable, net increased by $6.8 million from $26.1 million at December 31, 2015 to $32.9 million at December 31, 2016. This increase was mainly attributable to the receivables of the barges business.

Prepaid expenses and other current assets increased by $3.6 million from $6.2 million at December 31, 2015 to $9.8 million at December 31, 2016. This increase was attributable to (a) a $0.4 million increase in insurance claims to be recovered, (b) a $0.9 million increase in prepaid VAT and other taxes, (c) a $1.2 million increase in advances to providers, (d) a $1.2 million increase in deferred insurance premiums, partially offset by a $0.1 million decrease in other prepaid expenses.

Accounts payable and due to related parties increased by $3.6 million from $26.3 million at December 31, 2015 to $29.9 million at December 31, 2016. The main reason for this increase was the $7.4 million increase in trade payable, partially mitigated by a decrease of $3.8 million in due to related parties.

Deferred income decreased by $2.7 million from $7.2 million at December 31, 2015 to $4.5 million at December 31, 2016. This decrease mainly relates to the cabotage business.

Inventories increased by $2.0 million from $5.8 million at December 31, 2015 to $7.8 million at December 31, 2016. This increase was due to the increase in inventory of our liquid port in Paraguay.

Accrued expenses increased by $0.5 million from $15.4 million at December 31, 2015 to $15.9 million at December 31, 2016. This increase was attributable to (a) a $0.2 million increase in accrued fees and other accrued expenses, (b) a $0.8 million increase in accrued taxes, (c) mitigated by a $0.5 million decrease in accrued salaries.

Cash used in investing activities for the year ended December 31, 2016 as compared to the year ended December 31, 2015:

Net cash used in investing activities increased by $64.2 million to $91.2 million for the year ended December 31, 2016, from $27.0 million for the same period in 2015.

Cash used in investing activities for the year ended December 31, 2016 was mainly the result of (a) $85.5 million in payments for the expansion of the Company’s dry port terminal, (b) $1.3 million in payments for the construction of the Company’s three new pushboats, (c) $1.4 million in payments for the conversion of two dry barges to tank barges, (d) $1.2 million in payments for the purchase of covers for the Company’s dry barges and (e) $1.8 million in payments for the improvement of other fixed assets.

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

Cash provided by financing activities for the year ended December 31, 2016 as compared to cash used in financing activities for the year ended December 31, 2015:

Net cash provided by financing activities increased by $64.3 million to $55.9 million cash provided by financing activities for the year ended December 31, 2016, as compared to $8.4 million of cash used in financing activities for the same period of 2015.

Cash provided by financing activities for the year ended December 31, 2016 was due to (a) $35.3 million of proceeds from Notes Payable (as defined herein) and (b) $25.0 million of proceeds from long term loan partially mitigated by (a) $3.0 million of payments for obligations under capital leases in connection with the product tanker vessels, the San San H and the Ferni H, (b) $1.3 million of payments for the repayment of the Notes Payable and (c) $0.1 million in payments for the repayment of long-term debt.

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

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2015	Year Ended December 31, 2014
Net income/(loss)	$22,238	$(16,704)
Depreciation of vessels, port terminals and other fixed assets	24,146	21,264
Amortization of intangible assets	3,823	3,822
Amortization of deferred financing costs	928	677
Amortization of deferred drydock and special survey costs	7,280	5,838
(Recovery of)/provision for losses on accounts receivable	(52)	548
Income tax benefit	(3,551)	(276)
Loss on bond extinguishment	—	4,786

Net income adjusted for non-cash items	$54,812	$19,955

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

On May 5, 2014, the Co-Issuers completed a cash tender offer (the “Tender Offer”) and related solicitation of consents for certain proposed amendments to the indenture governing the 2019 Senior Notes, for any and all of their outstanding 2019 Senior Notes. After the purchase by the Co-Issuers of all of the 2019 Senior Notes validly tendered and not validly withdrawn prior to the consent payment deadline, the Co-Issuers redeemed for cash all the 2019 Senior Notes that remained outstanding after the completion of the Tender Offer, plus accrued and unpaid interest to, but not including, the redemption date. The effect of this transaction was the recognition of a $27.3 million loss in the consolidated statement of comprehensive loss under “Loss on bond extinguishment”, consisting of a $7.9 million loss relating to the accelerated amortization of the unamortized deferred finance costs, a $3.1 million gain relating to the accelerated amortization of unamortized Additional 2019 Senior Notes premium and a $22.5 million loss relating to tender premium fees and expenses.

2022 Senior Notes

On April 22, 2014, the Co-Issuers issued $375.0 million in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The net proceeds from the sale of the 2022 Senior Notes were partially used to redeem any and all of 2019 Senior Notes and pay related transaction fees and expenses. The effect of this transaction was the recognition of a $27.3 million loss in the consolidated statement of operations under “Loss on bond extinguishment”. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

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

As of December 31, 2016 and December 31, 2015, deferred financing costs associated with the 2022 Senior Notes amounted to $6.8 and $7.8, respectively. Interest expense associated with the senior notes amounted to $27.2, $27.2 and $27.2 for the years ended December 31, 2016, 2015 and 2014, respectively.

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

As of December 31, 2016, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $42.0 million, including all related fixed financing costs of $5.9 million, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Navios Logistics. As of December 31, 2016, the remaining available amount was $0.8 million.

Interest expense associated with the Notes Payable amounted to $1.1 million for the year ended December 31, 2016.

Other Indebtedness

On December 15, 2016, Navios Logistics entered into a facility with Banco Bilbao Vizcayan Argentaria Uruguay S.A. (“BBVA”) for an amount of $25.0 million, for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in twenty quarterly installments, starting on June 19, 2017, and secured by assignments of certain receivables. As of December 31, 2016, the outstanding amount of the loan was $25.0 million.

In connection with the acquisition of Hidronave South American Logistics S.A. (“Hidronave S.A.”), on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of the pushboat Nazira. As of December 31, 2016, the outstanding loan balance was $0.3 million. The loan facility bears a fixed interest rate of 600 basis points. The loan will be repaid in monthly installments and the final repayment date must occur prior to August 10, 2021.

We were in compliance with all the covenants as of December 31, 2016.

The maturity table below reflects the principal payments for the next five years and thereafter on all credit facilities outstanding as of December 31, 2016, based on the repayment schedule of the respective loan facilities (as described above).

Payment due by period	As of December 31, 2016 (Amounts in millions of U.S. dollars)
December 31, 2017	6.4
December 31, 2018	8.1
December 31, 2019	9.3
December 31, 2020	10.5
December 31, 2021	11.8
December 31, 2022 and thereafter	388.7

Total long-term borrowings	$434.8

Working Capital

On December 31, 2016, our current assets totaled $118.6 million, while current liabilities totaled $59.4 million, resulting in a positive working capital position of $59.2 million. Our cash forecast indicates that we will generate sufficient cash for at least the next 12 months to make the required principal and interest payments on our indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Our Argentine subsidiaries could be prevented from transferring funds outside of Argentina. See “Item 3.D Risk Factors — Risks Relating to Argentina.”

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

On June 30, 2015, we entered into an agreement for the restructuring of its capital leases for the Ferni H and the San San H, by extending their duration until January 2020 and April 2020, respectively, and amending the purchase price obligation to $5.3 million and $5.2 million, respectively, payable at the end of the extended period. As of December 31, 2016, the obligations for these vessels were accounted for as capital leases and the lease payments during the year ended December 31, 2016 were $3.0 million.

On February 11, 2014, we entered into an agreement for the construction of three newbuilding pushboats with a purchase price of $7.3 million for each pushboat. As of December 31, 2016, we had paid $16.2 million related to the construction of the new pushboats, which are expected to be delivered in the third quarter of 2017.

As of December 31, 2016, Navios Logistics had paid $137.7 million relating to the expansion of its dry port terminal in Uruguay, which included deposits for vessels, port terminals and other fixed assets and port terminal operating rights. In total, including the contractual obligations as of December 31, 2016, Navios Logistics had paid or incurred $146.4 million relating to the expansion of its dry port terminal in Uruguay.

See also “Item 7.B. Certain Relationships and Related Party Transactions — Due to Related Parties, Net” included elsewhere in this report.

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

Concentration of Credit Risk

Accounts Receivable

Concentrations of credit risk with respect to accounts receivables are limited due to our large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk, beyond amounts provided for collection losses, is inherent in our trade receivables. For the year ended December 31, 2016, our three largest customers, Vale, Axion and Cammesa accounted for 28.0%, 13.8% and 11.5% of our revenues, respectively, and our five largest customers accounted for approximately 67.4%. For the year ended December 31, 2015, our two largest customers, Vale and Cammesa accounted for 27.8% and 12.9% of our revenues, respectively, and our five largest customers accounted for approximately 61.7%. For the year ended December 31, 2014, our three largest customers, Vale, Cammesa and Axion Energy, accounted for 22.8%, 13.8% and 10.7% of our revenues, respectively, and our five largest customers accounted for approximately 60.3% of our revenues. Other than our largest customers mentioned above, no other customer accounted for more than 10% of our revenues during the years ended December 31, 2016, 2015 and 2014.

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

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Our results of operations are affected by certain factors, including our ability to renew contracts on our fleet and ports on the expiration of current contracts which depends on economic conditions in the sectors we operate and changes in the supply and demand for vessels, barges and pushboats and for the transportation and storage of commodities. Other factors that affect our operating results include fluctuations in exchange rates, the impact of inflation and fuel price increases and the seasonality of the industries in which we operate. See “Item 5.A Operating Results — Overview — Factors affecting our results of operations.”

E. Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in barges and pushboats are treated as operating leases for accounting purposes. We are also committed to making rental payments under various operating leases for office and other premises.

As of December 31, 2016, our subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to a total of less than $0.1 million. According to the Horamar acquisition agreement, if such cases are brought against us, the amounts involved will be reimbursed by the previous shareholders, and, as such, we have recognized a receivable against such liability. The contingencies are expected to be resolved by 2021. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect our financial position, results of operations or liquidity.

The Company issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol up to $12.0 million. This guarantee expires on March 1, 2018.

F. Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as of December 31, 2016:

Contractual Obligations (Amounts in millions of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations(1)	$6.4	$17.3	$22.2	$388.9	$434.8
Operating lease obligations (barges)	0.1	—	—	—	0.1
Capital lease obligations(2)	2.6	3.9	11.1	—	17.6
Acquisition of three pushboats(3)	10.9	—	—	—	10.9
Dry port expansion(4)	8.7	—	—	—	8.7
Rent obligations(5)	0.9	1.2	0.7	—	2.8

Total	$29.6	$22.4	$34.0	$388.9	$474.9

(1)	Represents principal payments on amounts drawn on our outstanding credit facilities. The amounts in the table exclude interest payments of $30.1 million (less than 1 year), $58.9 million (1-3 years), $57.0 million (3-5 years) and $14.4 million (more than 5 years). Interest payments are based on the terms of the outstanding debt obligations.
(2)	Future remaining contractual payments for the two of our cabotage vessels under capital lease, the Ferni H and the San San H.
(3)	Future remaining contractual payments for the acquisition of three pushboats, expected to be delivered in the third quarter of 2017.
(4)	Future remaining contractual payments for works related to the expansion of Navios Logistics’ dry port facility, which is expected to be financed through committed export financing up to $0.8 million (including all costs related to the export financing).
(5)	We have several lease agreements with respect to our various operating offices.

Recent Accounting Pronouncements

In March 2017, the Financial Accounting Standards Board (“FASB”) issued ASU 2017-07, “Compensation — Retirement Benefits (Topic 715)”. This update improves the presentation of net periodic pension cost and net periodic postretirement benefit cost and includes amendments to the Overview and Background Sections of the FASB Accounting Standards Codification. The amendments in this Update apply to all employers that offer to their employees defined benefit pension plans, other postretirement benefit plans, or other types of benefits accounted for under Topic 715. The amendments in this update are effective for public business entities for annual periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted as of the beginning of an annual period for which financial statements (interim or annual) have not been issued or made available for issuance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In February 2017, FASB issued ASU 2017-05, “Other Income — Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20)”. This update clarifies the scope of Subtopic 610-20 “Other Income — Gains and Losses from the Derecognition of Nonfinancial Assets” and provides guidance for partial sales of nonfinancial assets. Subtopic 610-20, which was issued in May 2014 as a part of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, provides guidance for recognizing gains and losses from the transfer of nonfinancial assets in contracts with noncustomers. The amendments in ASU 2017-05 are effective at the same time as the amendments in ASU 2014-09. Therefore, for public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Public entities may apply the guidance earlier but only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350)”. This update addresses concern expressed about the cost and complexity of the goodwill impairment test and simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. The amendments in this ASU are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. The amendments are effective for public business entities that are SEC filers for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, FASB issued ASU 2017-03, “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)”. The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our consolidated financial statement was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this ASU did not have a material effect on the Company’s Consolidated Financial Statements.

In January 2017, FASB issued ASU 2017-01, “Business Combinations” to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized at a time before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In December 2016, FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers”. The amendments in this ASU affect narrow aspects of the guidance issued in ASU 2014-09, which is not yet effective, and are of a similar nature to the items typically addressed in the Technical Corrections and Improvements project. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date”, defers the effective date of Update 2014-09 by one year, as noted below.

In November 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This update addresses the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In February 2016, FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to ASU 2016-02, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments — Overall (Subtopic 825-10) — Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement, for public business entities, to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740) — Balance Sheet Classification of Deferred Taxes”, which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this ASU. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the measurement of inventory”. Topic 330 — Inventory, currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in this ASU require an entity to measure inventory at the lower of cost and net realizable value. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in this ASU should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of this new standard is not expected to have a material impact on Navios Logistics’ results of operations, financial position or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The adoption of the new standard did not have any material impact on Navios Logistics’ results of operations, financial position or cash flows.

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

As of December 31, 2016, the fair value of the reporting units was in significant excess of their carrying values.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors and Senior Management

The following table sets forth information regarding our current directors and members of our senior management as of March 29, 2017:

Name	Age	Position
Angeliki Frangou	52	Chairman and Director
Claudio Pablo Lopez	58	Chief Executive Officer, Vice Chairman and Director
Carlos Augusto Lopez	55	Chief Commercial Officer-Shipping Division and Director
Horacio Enrique Lopez	61	Chief Operating Officer-Shipping Division and Director
Ruben Martinez	58	Chief Operating Officer-Port Division and Director
Ioannis Karyotis	41	Chief Financial Officer
George Achniotis	52	Executive Vice President-Business Development and Director
Vasiliki Papaefthymiou	48	Executive Vice President-Legal
Efstratios Desypris	43	Senior Vice President-Strategic Planning and Director
Anna Kalathakis	47	Secretary, Senior Vice President-Legal Risk Management

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is Aguada Park Free Zone, Paraguay 2141, Of. 1603, Montevideo Uruguay.

Angeliki Frangou has been our Chairman and a Member of our Board of Directors since our inception in December 2007. Ms. Frangou has also been the Chairman and Chief Executive Officer of Navios Maritime Holdings Inc. (NYSE: NM). In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007, the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation (NYSE: NNA), an affiliated corporation, since March 2008 and the Chairman and Chief Executive Officer of Navios Midstream Partners L.P. (NYSE: NAP), an affiliated limited partnership, since October 2014. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. Ms. Frangou is a Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since March 2016, Ms. Frangou is a Member of the DNV GL Greek National Committee. Since February 2015, Ms. Frangou has been a Member of the Board of the Union of Greek Shipowners. Since October 2015, Ms. Frangou has been a Member of the Board of Trustees of Fairleigh Dickinson University. Since July 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in Mechanical Engineering from Columbia University.

Claudio Pablo Lopez has been our Vice Chairman, Chief Executive Officer and a member of our Board of Directors since January 2008. Mr. Lopez has been a member of the Board of Directors and Executive Director of Compania Naviera Horamar S.A. from December 2005 to 2014. Mr. Lopez is the President of the Argentinean Shipowners’ Tankers Association (CAENA), President of the Argentinean Shipping Companies Federation (FENA) and a member of Paraguayan Shipowners’ Association. He is also a distinguished member of the Uruguayan-Argentinean Chamber of Commerce, of the Advisory Committee of the Prefectura Naval Argentina and Vice Secretary of Ports and Navigable Waters on behalf of Argentinean Shipowners’ Tankers Association. Mr. Lopez is a lawyer, specializing in transportation law, having graduated from the University of Belgrano in Buenos Aires, Argentina. He is a former professor of Maritime Law at the University of Belgrano and also a former adviser to the Senate of the Argentine National Congress. Mr. Lopez is also a member of the Buenos Aires Lawyers’ Association. Mr. Lopez is the brother of Carlos Augusto Lopez and Horacio Enrique Lopez, our Chief Commercial Officer — Shipping Division and Chief Operating Officer — Shipping Division, respectively, and members of our Executive Committee.

Carlos Augusto Lopez has been our Chief Commercial Officer — Shipping Division since January 2008, and a member of our Board of Directors since January 2008. Mr. Lopez has been a member of the Board of Directors and Vice President of Compania Naviera Horamar S.A. since September 1992. He is former Chairman of Paraná de las Palmas Shipyard and a former member of the Board of Directors of Naviera Conosur S.A. He has also served as Chairman of Harrow S.A. and Sermar S.A. He is a founding member of the Argentinean Flag Shipowners’ Chamber (CARBA) and a member of the Argentinean-Paraguayan Chamber of Commerce. He is also a member of several organizations such as the Uruguayan-Argentinean Chamber of Commerce, the Permanent Commission of Transport of the River Plate Basin (CPTCP) and the Ethics Committee of the Argentinean Shipowners’ Tanker Association (CABBTA). Mr. Lopez is the brother of Claudio Pablo Lopez, our Vice Chairman, Chief Executive Officer and a director, and Horacio Enrique Lopez, our Chief Operating Officer — Shipping Division, a director and a member of our Executive Committee.

Horacio Enrique Lopez has been our Chief Operating Officer — Shipping Division since January 2008, and a member of our Board of Directors since January 2008. He has been a member of the Board of Directors of Compania Naviera Horamar S.A. since December 1997 and started working in Horamar in the operations department. Mr. Lopez has more than 30 years of experience in the shipping business and is currently a member of the Navigation Center of Argentina (CN). He served as Operations Manager of Horamar from 1990 to 1997, and from 1984 to 1990, he served as coordinator of lightering operations. From 1980 to 1984, he managed the Maritime Agency. Before joining Horamar, he served as General Manager of Provesur, a company dedicated to maintenance of life rafts, and prior to this he was technical manager of the same firm. Mr. Lopez is the brother of Claudio Pablo Lopez, our Vice Chairman, Chief Executive Officer and a director, and Carlos Augusto Lopez, our Chief Commercial Officer — Shipping Division, a director and a member of our Executive Committee.

Ruben Martinez Baeza has been our Chief Operating Officer — Port Division and a member of our Board of Directors since January 2008. He has been the general manager of Corporacion Navios S.A. since 2005. He has been working with Navios Holdings since 1989 and Navios Logistics since inception, after graduating as mechanical industrial engineer from the University of the Republic at Montevideo, Uruguay. Beginning as a mechanical engineer at Navios Logistics’ port terminal at Nueva Palmira, Uruguay, he has been promoted to several positions within Navios Logistics. Having special training in maintenance and asset management, he has been involved in several port terminal development and investments projects during his career. Mr Martinez is Vice President of the Free Zone Chamber of Uruguay and Counselor of the National Institute of Logistics.

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

George Achniotis has been our Executive Vice President — Business Development and Director since January 2008 and has been Navios Holdings’ Chief Financial Officer since April 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President-Business Development of Navios Holdings from August 2006 to April 2007. Before joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers (“PwC”) in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all Sarbanes-Oxley Act implementation and consultation projects were performed. Mr. Achniotis has served as a director of Navios Maritime Partners L.P. since August 2007, and since February 2008 as the Executive Vice President-Business Development. He has more than 19 years’ experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Achniotis qualified as a Chartered Accountant in England and Wales in 1991 and he holds a bachelor’s degree in Civil Engineering from the University of Manchester.

Vasiliki Papaefthymiou has been our Executive Vice President — Legal since March 2011. She has been a member of Navios Holdings’ Board of Directors since its inception, and prior to that was a member of the Board of Directors of ISE. Ms. Papaefthymiou has served as General Counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as General Counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a master’s degree in Maritime Law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Athens, Greece.

Efstratios Desypris was appointed our Senior Vice President — Strategic Planning in March 2011 and has been a director since April 2012. In addition, Mr. Desypris is the Chief Financial Controller of Navios Holdings,

Navios Partners’ sponsor, since May 2006. Mr. Desypris is also a Director and Senior Vice President — Business Development of Navios Maritime Midstream Partners L.P. since October 2014. He also serves as Chief Financial Officer of Navios Partners and as a director in Navios Europe Inc. Before joining the Navios Group, Mr. Desypris worked for nine years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a bachelor of science degree in Economics from the University of Piraeus.

Anna Kalathakis has been our Senior Vice President — Legal Risk Management since March 2011. Ms. Kalathakis has been Navios Holdings’ Chief Legal Risk Officer from November 2012, and Senior Vice President — Legal Risk Management from December 2005 until October 2012. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A. Bilbrough & Co. Ltd. (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited, the “London P&I Club”) and an Associate Director of the London P&I Club where she gained experience in the handling of liability and contractual disputes in both the dry and tanker shipping sectors (including collisions, oil pollution incidents, groundings etc.). She previously worked for a U.S. maritime law firm in New Orleans, having been qualified as a lawyer in Louisiana in 1995, and also served in a similar capacity for a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus Bar, Greece, in 2003. She studied International Relations at Georgetown University and holds an MBA from European University in Brussels and a juris doctor degree from Tulane Law School.

B. Compensation

Officers’ Compensation

The aggregate annual compensation paid to our executive officers was approximately $1.2 million for the year ended December 31, 2016, $1.2 million for the year ended December 31, 2015 and $1.1 million for the year ended December 31, 2014. See “Item 7.B Certain Relationships and Related Party Transactions.”

Other Arrangements

We are party to a shareholders’ agreement with certain members of the Lopez family. See “Item 7.B Certain Relationships and Related Party Transactions — Shareholders’ Agreement.”

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

As of December 31, 2016, we employed 351 land-based employees: 48 employees in the Asuncion, Paraguay office, 20 employees at the port facility in San Antonio, Paraguay, 101 employees in the Buenos Aires, Argentina office, eight employees in the Montevideo, Uruguay office, 164 employees at the dry port facility in Uruguay, and 10 employees at Hidronave S.A.’s Corumba, Brazil office.

Certain of our operations in Argentina, Uruguay and Brazil are unionized. We believe that we have good relations with our employees and seamen and since our inception we have had no history of work stoppages.

E. Share Ownership

None of our executive officers nor directors have direct ownership in our common stock. For information on the beneficial ownership of our common stock by an entity related to our Chief Executive Officer and Director, Chief Commercial Officer (Shipping Division) and Director and Chief Operating Officer (Shipping Division) and Director, see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth the beneficial ownership, as of March 29, 2017, of our common stock and by each person we know to beneficially own more than 5% of our common stock.

Percentage of beneficial ownership is based on 20,000 shares of common stock outstanding on March 29, 2017.

Pursuant to the Shareholders Agreement (as defined herein), when we became subject to the reporting requirements of the Exchange Act following the consummation of the exchange offer, the shares of our common stock held by Navios Holdings were to convert into shares of Class B Common Stock, with each share of Class B Common Stock entitling the holder to ten votes per share. Navios Holdings has currently agreed to waive such conversion provision of the Shareholders’ Agreement. If and when issued, shares of Class B Common Stock are convertible at any time at the option of the holder thereof into one share of common stock and will automatically convert into shares of common stock upon any transfer of shares of Class B Common Stock to a holder other than Navios Holdings or any of its affiliates or any successor to Navios Holdings’ business or of all or substantially all of its assets or if the aggregate number of outstanding shares of common stock and Class B Common Stock beneficially owned by Navios Holdings falls below 20% of the aggregate number of outstanding shares of common stock and Class B Common Stock. See “Item 7.B Certain Relationships and Related Party Transactions — Shareholders’ Agreement.”

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

	Shares Beneficially Owned(1)(2)
Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Voting Power
Navios Maritime Holdings Inc.(1)	12,765	63.8%
Sinimalec S.A.(2)	7,235	36.2%

(1)	Navios Holdings, which beneficially owns shares of our common stock through its wholly owned subsidiary Navios Corporation, is a Marshall Islands corporation with shares of its common stock listed on the New York Stock Exchange, and is controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (its Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Shunji Sasada, Spyridon Magoulas, John Stratakis, George Malanga, and Efstathios Loizos. In addition, we have been informed by Navios Holdings that, based upon its knowledge, including, documents publicly available filed with the SEC, it believes that the only beneficial owner of greater than 5% of the common stock of Navios Holdings is Angeliki Frangou (26.9%) (who has previously filed an amended Schedule 13D indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and, as of May 15, 2015, she had purchased approximately $10.0 million of additional shares of common stock). We have been informed by Navios Holdings that, other than Angeliki Frangou, no beneficial owner of greater than 5% of Navios Holdings’ common stock is an affiliate of Navios Holdings.

(2)	Sinimalec S.A. (“Sinimalec”) is a Uruguay corporation which beneficially owns shares of our common stock through its 100% ownership in Peers Business Inc., a Panama corporation (the record holder of such shares) (“Peers”). The families of Claudio Pablo Lopez, our Chief Executive Officer and Vice Chairman, Carlos Augusto Lopez, our Chief Commercial Officer-Shipping Division and Horacio Enrique Lopez, our chief Operating Officer-Shipping Division each beneficially own 33.3% of the voting stock of Sinimalec. There is no contract, arrangement, understanding, relationship or other agreement among or between any of the Lopez brothers regarding the voting power or investment power of their respective ownership interests in Sinimalec. Each of the Lopez brothers expressly disclaims any beneficial ownership in the shares of Sinimalec owned by either of the families of the other brothers.

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

Total general and administrative fees charged pursuant to the Administrative Services Agreement for the year ended December 31, 2016 amounted to $1.0 million ($0.8 million for the year ended December 31, 2015 and $0.8 for the year ended December 31, 2014).

At December 31, 2016, 2015 and 2014, the amounts (due to) / from affiliate companies were as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
	(in millions of U.S. dollars)
Navios Holdings	$(0.1)	$0.3	$(1.8)

Such receivables and payables do not accrue interest and do not have a specific due date for their settlement.

Due to related parties, net: During the second half of 2012, Navios Logistics acquired one pushboat and three liquid barges, which were previously chartered-in by Navios Logistics, from Holdux Maritima Leasing Corp., a Panamanian company owned by members of the family of Mr. Horacio Alfredo Lopez, the father of Mr. Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman, Mr. Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer — Shipping Division and Mr. Horacio Enrique Lopez, Navios Logistics’ Chief Operating Officer — Shipping Division. The total consideration for the acquisition was $13.4 million to be paid in one initial payment and seven semiannual installments with the final installment payable on June 30, 2016. As of December 31, 2016, the Company had paid the total amount of $13.4 million.

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer — Shipping Division, each of whom has no controlling interest in those companies. Total charges were less than $0.1 million for the year ended December 31, 2016 ($0.1 million in 2015 and $0.2 million in 2014) and amounts payable amounted to less than $0.1 million as of December 31, 2016 and December 31, 2015, respectively.

Employment Agreements

We have executed employment agreements with several of our key employees who are our noncontrolling shareholders. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete.

The employment agreements initially expired on December 31, 2009, but renew automatically for successive one-year periods until either party gives 90 days’ written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $0.28 million to $0.34 million per year, annual bonuses and other incentives provided certain EBITDA performance targets are achieved. Under the agreements, we accrued compensation totaling $0.9 million for the year ended December 31, 2016 ($0.9 million both in 2015 and in 2014).

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

C. Material Contracts

Refer to “Item 5. — Operating and Financial Review and Prospects” for a discussion of our long-term debt, including Item 5.F for a discussion of our contractual obligations. Other than these agreements, the Company has no material contracts, other than the contracts entered into the ordinary course of business.

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

In the case of Argentina, however, it should be noted that since the year 2001, local authorities have established certain foreign exchange restrictions that affect the export or import of capital. Such restrictions have been progressively eased since 2003, while the current Argentinian government implemented certain reforms that provided greater flexibility and easier access to the foreign exchange market. As of the date of this report, almost all of these restrictions have been lifted. However, there can be no assurance that local authorities in Argentina will not modify such regulations in the near future. See “Item 3.D Risk Factors-Risks Relating to Argentina-The Argentine Central Bank has imposed restrictions on the transfer of funds outside Argentina and other exchange controls in the past and may do so in the future, which could prevent our Argentine subsidiaries from transferring funds for the payment of the 2022 Senior Notes or the related guarantees.”

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

Interest Rate Risk:

Debt instruments: As of December 31, 2016 and December 31, 2015, we had a total of $434.8 million and $375.4 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a fixed rate except for the Notes Payable and the BBVA loan that bear interest at a floating rate.

Interest rates on the loan facility of Hidronave S.A. and the 2022 Senior Notes are fixed and, therefore, changes in interest rates affect their fair value which as of December 31, 2016 was $0.3 million and $355.8 million, respectively, but do not affect the related interest expense. The interest on the Notes Payables and the BBVA loan is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related interest expense. As of December 31, 2016, the Company’s floating rate loan facilities was $59.4 million. A change in the LIBOR rate of 100 basis points would increase interest expense for the year ended December 31, 2016 by $0.3 million.

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

Our subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. For the year ended December 31, 2016 and for the year ended December 31, 2015, approximately 61.1% and 61.9%, respectively, of our expenses were incurred in currencies other than U.S dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of operations. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above by 1.00% would change our net income for the year ended December 31, 2016 by $0.9 million.

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

Item 14. Material Modifications to the Rights of Shareholders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2016. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2016.

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

Navios Logistics’ management assessed the effectiveness of Navios Logistics’ internal control over financial reporting as of December 31, 2016. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on its assessment, management believes that, as of December 31, 2016, Navios Logistics’ internal control over financial reporting is effective based on those criteria.

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

Audit Fees

Our principal accountants for fiscal years 2016 and 2015 were Price Waterhouse and Co S.R.L. The audit fees for the audit of each of the years ended December 31, 2016 and 2015 were $0.7 million and $0.7 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2016 and 2015.

Tax Fees

There were no tax fees billed in 2016 and 2015.

All Other Fees

There were no other fees billed in 2016 and 2015.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-40 and are filed as part of this report statement.

Item 19.	Exhibits

1.1	Amended Articles of Incorporation of Navios South American Logistics Inc.(1)

1.2	Bylaws of Navios South American Logistics Inc.(1)

2.1	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A.(1)

2.2	Amended and Restated Waiver to Shareholder’s Agreement.(2)

2.3	Indenture, dated April 22, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(3)

2.4	First Supplemental Indenture, dated as of November 3, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(4)

2.5	Second Supplemental Indenture, dated as of February 6, 2015, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(4)

2.6	Third Supplemental Indenture, dated as of September 26, 2016, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association. (5)

4.1	Administrative Services Agreement, dated as of April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc.(1)

4.2	Senior Secured Term Loan Agreement, dated December 15, 2016, between Corporacion Navios S.A., as a borrower, and Banco Bilbao Vizcaya Argentaria Uruguay S.A., as lender.*

8	Subsidiaries of Navios South American Logistics Inc.*

11	Code of Ethics(2)

12.1	Section 302 Certifications of Principal Executive Officer.*

12.2	Section 302 Certification of Principal Financial Officer.*

13	Section 906 Certifications of Principal Executive and Principal Financial Officer.*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2016 and 2015; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2016, 2015 and 2014; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2016, 2015 and 2014; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2016, 2015 and 2014; and (v) the Notes to Consolidated Financial Statements as blocks of text.**

*	Filed herewith.

**	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Previously filed with Registration Statement on Form F-4 (Registration No. 333-179250), as filed with the Securities and Exchange Commission on January 31, 2012.
(2)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on April 5, 2012.
(3)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on April 23, 2014.
(4)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, as filed with the Securities and Exchange Commission on March 30, 2015.
(5)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on November 29, 2016.

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

Date: March 29, 2017

Report of Independent Registered Public Accounting Firm

To Navios South American Logistics Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of operations, changes in equity and cash flows present fairly, in all material respects, the financial position of Navios South American Logistics Inc. and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICE WATERHOUSE & Co. S.R.L.

By:	/s/ Marcelo D. Pfaff (Partner)
Marcelo D. Pfaff

Buenos Aires, Argentina March 29, 2017.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	December 31, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	3	$65,182	$81,507
Restricted cash	14	2,900	—
Accounts receivable, net	4	32,913	26,097
Due from affiliate companies	17	—	296
Prepaid expenses and other current assets	5	9,792	6,234
Inventories		7,815	5,768

Total current assets		118,602	119,902

Deposits for vessels, port terminals and other fixed assets	6	136,891	44,254
Vessels, port terminals and other fixed assets, net	6	409,489	427,860
Intangible assets other than goodwill, net	7	63,551	67,074
Goodwill		104,096	104,096
Deferred drydock and special survey costs, net		20,653	20,303
Other long-term assets		1,898	2,130

Total noncurrent assets		736,578	665,717

Total assets		$855,180	$785,619

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	8	$29,915	$22,504
Due to affiliate companies	17	54	—
Accrued expenses	8	15,901	15,400
Deferred income		4,517	7,225
Due to related parties, net	17	—	3,825
Notes payable—current portion	9	4,532	—
Current portion of capital lease obligations	6	2,639	2,929
Current portion of long-term debt	9	1,819	69

Total current liabilities		59,377	51,952

Senior notes, net	9	368,180	367,178
Notes payable, net of current portion	9	29,915	—
Long-term debt, net of current portion	9	23,502	321
Capital lease obligations, net of current portion	6	14,978	17,720
Income tax payable		435	—
Deferred tax liability	15	11,526	10,917
Other long-term liabilities		1,097	1,518

Total noncurrent liabilities		449,633	397,654

Total liabilities		509,010	449,606

Commitments and contingencies	14	—	—
STOCKHOLDERS’ EQUITY
Common stock—$1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding in 2016 and 2015	18	20	20
Additional paid-in capital		303,441	303,441
Retained earnings		42,709	32,552

Total stockholders’ equity		346,170	336,013

Total liabilities and stockholders’ equity		$855,180	$785,619

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Time charter, voyage and port terminal revenues		$190,218	$211,701	$208,507
Sales of products		30,118	39,347	60,267
Time charter, voyage and port terminal expenses	11	(32,139)	(33,564)	(47,653)
Direct vessel expenses	12	(69,130)	(74,746)	(72,187)
Cost of products sold		(27,450)	(36,811)	(58,011)
Depreciation of vessels, port terminals and other fixed assets	6	(23,105)	(24,146)	(21,264)
Amortization of intangible assets	7	(3,523)	(3,823)	(3,822)
Amortization of deferred drydock and special survey costs	2	(6,870)	(7,280)	(5,838)
General and administrative expenses	13	(14,294)	(14,008)	(14,764)
(Provision for) / recovery of losses on accounts receivable	4	(1,304)	52	(548)
Taxes other than income taxes		(9,740)	(11,976)	(9,275)
Loss on bond extinguishment	9	—	—	(27,281)
Interest expense and finance cost		(24,240)	(27,082)	(27,837)
Interest income		815	569	291
Foreign exchange differences, net	2	1,722	219	1,494
Other income, net		61	235	941

Income/(loss) before income taxes		$11,139	$18,687	$(16,980)
Income tax (expense)/benefit	15	(982)	3,551	276

Net income/(loss)		$10,157	$22,238	$(16,704)

Earnings/(loss) per share, basic and diluted	20	$0.51	$1.11	$(0.84)

Weighted average number of shares, basic and diluted		20,000	20,000	20,000

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
OPERATING ACTIVITIES:
Net income/(loss)		$10,157	$22,238	$(16,704)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation of vessels, port terminals and other fixed assets	6	23,105	24,146	21,264
Amortization of deferred drydock and special survey costs	2	6,870	7,280	5,838
Income tax expense / (benefit)	15	982	(3,551)	(276)
Amortization of deferred financing costs	2	1,002	928	677
Amortization of intangible assets	7	3,523	3,823	3,822
Accretion of Notes payable / unwinding of discount		477	—	—
Loss on bond extinguishment		—	—	4,786
Provision for/ (recovery of) losses on accounts receivable	4	1,304	(52)	548
Changes in operating assets and liabilities:
Restricted cash	14	(2,900)	—	—
(Increase)/ decrease in accounts receivable		(8,120)	3,271	(8,315)
(Increase)/ decrease in prepaid expenses and other current assets		(3,558)	3,674	(1,833)
(Increase)/ decrease in inventories		(2,047)	6,667	(3,527)
(Increase)/ decrease in other long term assets		(220)	(199)	1,971
Payments for drydock and special survey costs	2	(7,220)	(9,497)	(6,486)
Income tax payable		435	—	—
Increase/ (decrease) in accounts payable		1,683	(8,039)	10,468
Increase/ (decrease) in due to/ due from affiliate companies, net		350	(2,079)	1,239
Increase/ (decrease) in accrued expenses		128	(1,631)	(1,326)
(Decrease)/increase in deferred income		(2,708)	1,043	5,298
(Decrease)/increase in other long term liabilities		(439)	503	(1,127)
Decrease in due to related parties		(3,825)	(3,540)	(3,297)

Net cash provided by operating activities		$18,979	$44,985	$13,020

INVESTING ACTIVITIES:
Acquisition of vessels, port terminals and other fixed assets,	6	(4,262)	(7,881)	(68,433)
Deposits for vessels, port terminals and other fixed assets	6	(86,911)	(19,158)	(23,225)
Acquisition of intangible assets	7	—	—	(10,200)

Net cash used in investing activities		$(91,173)	$(27,039)	$(101,858)

FINANCING ACTIVITIES:
Proceeds from issuance of Senior Notes, including premium		—	—	375,000
Repayment of 2019 Senior Notes		—	—	(290,000)
Proceeds from Notes Payable		35,306	—	—
Proceeds from long term debt	9	25,000	—	—
Repayment of long-term debt and payment of principal		(69)	(69)	(69)
Repayment of Notes Payable		(1,336)	—	—
Payment for acquisition of intangible asset	7	—	(6,800)	—
Payments of obligations under capital leases	6	(3,032)	(1,501)	(1,399)
Debt issuance costs		—	—	(9,332)

Net cash provided by/ (used in) financing activities		$55,869	$(8,370)	$74,200

Net (decrease)/ increase in cash and cash equivalents		(16,325)	9,576	(14,638)

Cash and cash equivalents, beginning of year		81,507	71,931	86,569

Cash and cash equivalents, end of year		$65,182	$81,507	$71,931

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized interest		$22,999	$25,771	$28,159
Cash paid for income taxes		$—	$—	$367
Non-cash investing and financing activities:
Revaluation of vessels due to restructuring of capital lease obligation		$—	$210	$—
Decrease in capital lease obligation due to restructuring		$—	$(210)	$—
Acquisition of intangible assets		$—	$—	$(6,800)
Acquisition of vessels port terminals and other fixed assets, net		$(472)	$(710)	$(624)
Deposits for vessels, port terminals and other fixed assets		$(5,726)	$(1,871)	$—
Debt issuance costs		$—	$—	$(225)

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars – except share data)

	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Navios Logistics’ Stockholders’ Equity	Total Stockholders’ Equity
Balance December 31, 2013	20,000	$20	$303,441	$27,018	$330,479	$330,479
Net loss	—	—	—	(16,704)	(16,704)	(16,704)

Balance December 31, 2014	20,000	$20	$303,441	$10,314	$313,775	$313,775
Net income	—	—	—	22,238	22,238	22,238

Balance December 31, 2015	20,000	$20	$303,441	$32,552	$336,013	$336,013
Net income	—	—	—	$10,157	$10,157	$10,157

Balance December 31, 2016	20,000	$20	$303,441	$42,709	$346,170	$346,170

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

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

Formation of Navios Logistics

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. As of December 31, 2016, Navios Maritime Holdings Inc. (“Navios Holdings”) owned 63.8% of Navios Logistics’ stock.

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

Based on internal forecasts and projections, management believes that the company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

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

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of operations
				2016	2015	2014
Corporacion Navios S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Energias Renovables del Sur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31	3/19-12/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Horamar do Brasil Navegação Ltda	Brazil	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	8/20-12/31
Naviera Alto Parana S.A.	Paraguay	Operating Company	100%	1/1-12/31	1/1-12/31	7/4-12/31
Edolmix S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31	12/15-12/31
Cartisur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31	12/15-12/31
NP Trading S.A.	British Virgin Islands	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	12/15-12/31
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-12/31	1/1-12/31	12/23-12/31
Delta Naval Trade S.A.	Panama	Non-Operating Company	100%	7/21-12/31	—	—
Terra Norte Group S.A.	Paraguay	Non-Operating Company	100%	1/1-12/31	9/30-12/31	—

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

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

(e) Restricted Cash:

As of December 31, 2016, restricted cash included $2,900 which related to amounts held in a retention account as part of the Vale International S.A. (“Vale”) arbitration in New York. See also Note 14.

(f) Accounts Receivable, Net:

The amount shown as accounts receivable, net, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

(g) Insurance Claims:

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

(h) Inventories:

Inventories, which primarily consist of petroleum products and other inventories such as lubricants and stock provisions on board of the owned vessels and pushboats at period end, are valued at the lower of cost or market as determined on the first-in, first-out basis.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

(i) Barges, Pushboats and Other Vessels:

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

(j) Port Terminals and Other Fixed Assets, net:

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

(k) Deposits for Vessels, Port terminals and Other Fixed Assets:

Deposits for vessels, port terminals and other fixed assets represent amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of vessels, port terminals and other fixed assets. Deposits for vessels, port terminals and other fixed assets also include pre-delivery expenses. Pre-delivery expenses represent any direct costs to bring the asset to the condition necessary (including possible relocation) for it to be capable of operating in the manner intended by management. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the years ended December 31, 2016, 2015 and 2014 amounted to $5,843, $2,261 and $1,176, respectively.

(l) Impairment of Long-Lived Assets:

Vessels, other fixed assets and other long-lived assets held and used by Navios Logistics are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

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

(m) Deferred Drydock and Special Survey Costs:

The Company’s vessels, pushboats and barges are subject to regularly scheduled drydocking and special surveys that are carried out every five years for oceangoing vessels and every seven years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained under certain conditions. The costs of drydocking and special survey are deferred and amortized over the above mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, pushboats and barges sold are charged against income in the year the vessel, pushboat or barge is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and fuel, labour and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2016, 2015 and 2014, the amortization expense was $6,870, $7,280 and $5,838, respectively and the payments for drydocking and special survey were $7,220, $9,497 and $6,486, respectively. Accumulated amortization as of December 31, 2016 and 2015 amounted to $26,164 and $19,294, respectively.

(n) Deferred Financing Costs:

Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization expense for each of the years ended December 31, 2016, 2015 and 2014 was $1,002, $928 and $677, respectively.

(o) Goodwill and Other Intangibles:

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

(Expressed in thousands of U.S. dollars – except share data)

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

(Expressed in thousands of U.S. dollars – except share data)

Amortizable intangible assets are amortized under the straight-line method according to the following weighted average amortization periods:

Intangible Assets/Liabilities	Years
Trade name	10
Port terminal operating rights	20 to 45
Customer relationships	20

(p) Foreign Currency Translation:

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

The foreign currency exchange gains recognized in the consolidated statement of operations for each of the years ended December 31, 2016, 2015 and 2014 were $1,722, $219 and $1,494, respectively.

(q) Provisions for contingencies losses:

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

(r) Segment Reporting:

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

(s) Revenue and Expense Recognition:

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

(Expressed in thousands of U.S. dollars – except share data)

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

(t) Financial Instruments:

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

(Expressed in thousands of U.S. dollars – except share data)

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

(u) Earnings/(loss) per Share:

Basic earnings/(loss) per share are computed by dividing net income/(loss) by the weighted average number of common shares outstanding during the years presented. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net earnings/(loss) per share.

(v) Income Taxes:

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

Argentinean companies have open tax years ranging from 2009 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2010 and onwards. In relation to these open tax years, the Company believes that there are no material uncertain tax positions. The Company is generally not able to reliably estimate the ultimate settlement amounts until the close of an audit. The Company classifies interest and penalties, related to income taxes in the consolidated statement of operations under income taxes.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

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

Minimum presumed income tax (MPIT):

Under the tax laws of Argentina, the Company’s subsidiary in that country is subject to a minimum presumed income tax, or MPIT. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The subsidiaries’ tax liabilities will be the higher of income tax or MPIT. However, if the MPIT exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the MPIT that may arise in the next ten fiscal years. The Company has recorded as other current asset a total amount of $502 for the year ended December 31, 2016 ($439 in 2015) in relation to MPIT, as we expect that the MPIT asset will be applied against taxable income of the fiscal year 2017.

(w) Other Taxes:

Turnover tax:

Under the tax laws of Argentina, the Company’s subsidiary in that country is subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 5.0% for the year ended December 31, 2016 (5.0% for both 2015 and 2014, respectively). Turnover taxes are recorded as part of taxes other than income tax in the consolidated statement of operations and amounted to $3,389 for the year ended December 31, 2016 ($2,942 in 2015 and $3,865 in 2014).

(x) Dividends:

Dividends are recorded in the Company’s consolidated financial statements in the period in which they are declared.

(y) Pension Information:

The Company does not maintain any pension plans. The laws in the different countries in which the Company carries out its operations provide for pension benefits to be paid to retired employees from government pension plans and/or privately-managed pension funds.

(z) Severance Payments:

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

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

(aa) Recent Accounting Pronouncements:

In March 2017, the Financial Accounting Standards Board (“FASB”) issued ASU 2017-07, “Compensation — Retirement Benefits (Topic 715)”. This update improves the presentation of net periodic pension cost and net periodic postretirement benefit cost and includes amendments to the Overview and Background Sections of the FASB Accounting Standards Codification. The amendments in this Update apply to all employers that offer to their employees defined benefit pension plans, other postretirement benefit plans, or other types of benefits accounted for under Topic 715. The amendments in this update are effective for public business entities for annual periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted as of the beginning of an annual period for which financial statements (interim or annual) have not been issued or made available for issuance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In February 2017, FASB issued ASU 2017-05, “Other Income — Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20)”. This update clarifies the scope of Subtopic 610-20 “Other Income — Gains and Losses from the Derecognition of Nonfinancial Assets” and provides guidance for partial sales of nonfinancial assets. Subtopic 610-20, which was issued in May 2014 as a part of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, provides guidance for recognizing gains and losses from the transfer of nonfinancial assets in contracts with noncustomers. The amendments in ASU 2017-05 are effective at the same time as the amendments in ASU 2014-09. Therefore, for public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Public entities may apply the guidance earlier but only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350)”. This update addresses concern expressed about the cost and complexity of the goodwill impairment test and simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. The amendments in this ASU are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. The amendments are effective for public business entities that are SEC filers for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, FASB issued ASU 2017-03, “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)”. The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our consolidated financial statement was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this ASU did not have a material effect on the Company’s Consolidated Financial Statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

In January 2017, FASB issued ASU 2017-01, “Business Combinations” to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized at a time before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In December 2016, FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers”. The amendments in this ASU affect narrow aspects of the guidance issued in ASU 2014-09, which is not yet effective, and are of a similar nature to the items typically addressed in the Technical Corrections and Improvements project. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date”, defers the effective date of Update 2014-09 by one year, as noted below.

In November 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This update addresses the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In August 2016, FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In February 2016, FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to ASU 2016-02, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments — Overall (Subtopic 825-10) — Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU require an entity (i) to measure equity investments (except those accounted for under

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement, for public business entities, to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740) — Balance Sheet Classification of Deferred Taxes”, which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this ASU. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the measurement of inventory”. Topic 330 — Inventory, currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in this ASU require an entity to measure inventory at the lower of cost and net realizable value. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in this ASU should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of this new standard is not expected to have a material impact on Navios Logistics’ results of operations, financial position or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The adoption of the new standard did not have any material impact on Navios Logistics’ results of operations, financial position or cash flows.

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

(Expressed in thousands of U.S. dollars – except share data)

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

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	December 31, 2016	December 31, 2015
Cash on hand and at banks	$65,179	$24,776
Short-term deposits	3	56,731

Total cash and cash equivalents	$65,182	$81,507

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

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2016	December 31, 2015
Accounts receivable	$35,125	$27,016
Less: Provision for losses on accounts receivables	(2,212)	(919)

Accounts receivable, net	$32,913	$26,097

Changes to the provision for accounts receivables are summarized as follows:

Provision for Losses on Accounts Receivables	Balance at Beginning of Year	(Charges to Expenses)/ Amount Recovered	Amount Utilized	Balance at End of Year
Year ended December 31, 2014	$(2,652)	$(548)	$2,229	$(971)
Year ended December 31, 2015	$(971)	$52	$—	$(919)
Year ended December 31, 2016	$(919)	$(1,304)	$11	$(2,212)

See Note 2(t) for a discussion of credit risk. For the year ended December 31, 2016, three customers accounted for 28.0%, 13.8% and 11.5% of the Company’s revenue. For the year ended December 31, 2015, two customers accounted for 27.8% and 12.9% of the Company’s revenue and for the year ended December 31, 2014, three customers accounted for 22.8%, 13.8% and 10.7% of the Company’s revenue.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

NOTE 5: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2016	December 31, 2015
VAT and other tax credits	2,526	1,677
Insurance claims receivable, net	1,744	1,319
Deferred insurance premiums	2,042	834
Advances to suppliers	1,285	91
Other	2,195	2,313

Total prepaid expenses and other current assets	$9,792	$6,234

See Note 2(g) for insurance claims receivable.

NOTE 6: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, port terminals and other fixed assets, net consist of the following:

Dry Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2013	$75,273	$(9,317)	$65,956
Additions	3,112	(2,129)	983

Balance December 31, 2014	$78,385	$(11,446)	$66,939
Additions	1,266	(2,173)	(907)

Balance December 31, 2015	$79,651	$(13,619)	$66,032
Additions	452	(2,204)	(1,752)

Balance December 31, 2016	$80,103	$(15,823)	$64,280

Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2013	$27,757	$(7,765)	$19,992
Additions	257	(1,256)	(999)

Balance December 31, 2014	$28,014	$(9,021)	$18,993
Additions	1,021	(1,258)	(237)

Balance December 31, 2015	$29,035	$(10,279)	$18,756
Additions	1,599	(1,289)	310
Transfers	(1,513)	—	(1,513)

Balance December 31, 2016	$29,121	$(11,568)	$17,553

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

Tanker Vessels, Barges and Pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2013	$368,628	$(93,784)	$274,844
Additions	96,387	(17,355)	79,032
Write-off	(47)	—	(47)

Balance December 31, 2014	$464,968	$(111,139)	$353,829
Additions	6,188	(20,007)	(13,819)
Restructuring of capital lease	(210)	—	(210)

Balance December 31, 2015	$470,946	$(131,146)	$339,800
Additions	738	(18,894)	(18,156)
Transfers	3,696	—	3,696

Balance December 31, 2016	$475,380	$(150,040)	$325,340

Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2013	$5,036	$(1,347)	$3,689
Additions	699	(524)	175

Balance December 31, 2014	$5,735	$(1,871)	$3,864
Additions	116	(708)	(592)

Balance December 31, 2015	$5,851	$(2,579)	$3,272
Additions	1,945	(718)	1,227
Transfers	(2,183)	—	(2,183)

Balance December 31, 2016	$5,613	$(3,297)	$2,316

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2013	$476,694	$(112,213)	$364,481
Additions	100,455	(21,264)	79,191
Write-off	(47)	—	(47)

Balance December 31, 2014	$577,102	$(133,477)	$443,625
Additions	8,591	(24,146)	(15,555)
Restructuring of capital lease	(210)	—	(210)

Balance December 31, 2015	$585,483	$(157,623)	$427,860
Additions	4,734	(23,105)	(18,371)

Balance December 31, 2016	$590,217	$(180,728)	$409,489

As indicated in Note 9, certain assets of the Company have been pledged as collateral for loan facilities. As of December 31, 2016 and 2015, the net book value of such assets was $650 and $688, respectively.

On June 30, 2015, Navios Logistics entered into an agreement for the restructuring of its capital leases for the Ferni H and the San San H, by extending their duration until January 2020 and April 2020, respectively, and amending the purchase price obligation to $5,325 and $5,150, respectively, payable at the end of the extended period. As of December 31, 2016, the obligations for these vessels were accounted for as capital leases and the lease payments during the years ended December 31, 2016 and 2015 for both vessels were $3,032 and $1,501, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

Deposits for vessels, port terminals and other fixed assets

On February 11, 2014, Navios Logistics entered into an agreement, as amended on June 3, 2016, for the construction of three new pushboats with a purchase price of $7,344 for each pushboat. As of December 31, 2016 and December 31, 2015, Navios Logistics had paid $16,156 and $14,770, respectively, for the construction of the new pushboats which are expected to be delivered in the third quarter of 2017.

As of December 31, 2016 and December 31, 2015, Navios Logistics had paid $120,735 and $29,484, respectively, for the expansion of its dry port in Uruguay, which is currently an asset under construction.

Capitalized interest included in deposits for vessels, port terminals and other fixed assets amounted to $8,796 and $2,954 as of December 31, 2016 and December 31, 2015, respectively.

The following is an analysis of the leased property under capital leases:

Vessels	December 31, 2016
San San H and Ferni H	$32,753
Less: Accumulated amortization	(4,381)

Net book value	$28,372

Future minimum lease payments under capital leases together with the present value of the future minimum lease payments as of December 31, 2016, are as follows:

Payment Due by Period	December 31, 2016
2017	$3,199
2018	2,493
2019	2,190
2020	11,127

Total future minimum lease payments(1)	19,009
Less: amount representing interest(2)	(1,392)

Present value of future minimum lease payments(3)	$17,617

(1)	There are no minimum sublease rentals to be reduced by minimum payments.
(2)	Amount necessary to reduce net minimum lease payments to present value calculated at the Company’s incremental borrowing rate at the inception of the lease.
(3)	Reflected in the balance sheet as obligations under capital leases.

NOTE 7: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2016 and 2015 consist of the following:

December 31, 2016	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2016
Trade name	$10,420	$(9,378)	$1,042
Port terminal operating rights	53,152	(10,162)	42,990
Customer relationships	36,120	(16,601)	19,519

Total intangible assets	$99,692	$(36,141)	$63,551

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

December 31, 2015	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2015
Trade name	$10,420	$(8,336)	$2,084
Port terminal operating rights	53,152	(9,456)	43,696
Customer relationships	36,120	(14,826)	21,294

Total intangible assets	$99,692	$(32,618)	$67,074

On December 15, 2014, Navios Logistics acquired two companies for a total consideration of $17,000. These companies, as free zone direct users, hold the right to occupy approximately 53 acres of undeveloped riverfront land located in the Nueva Palmira free zone in Uruguay, adjacent to Navios Logistics’ existing port. During the year ended December 31, 2014, Navios Logistics paid $10,200 and during the year ended December 31, 2015, Navios Logistics paid $6,800, representing the balance of the purchase price.

Amortization expense for each of the years ended December 31, 2016, 2015 and 2014, amounted to $3,523, 3,823 and $3,822, respectively.

The aggregate amortization of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$1,042	$—	$—	$—	$—	$—	$1,042
Port terminal operating rights	895	990	990	990	990	38,135	42,990
Customer relationships	1,775	1,775	1,775	1,775	1,775	10,644	19,519

Total	$3,712	$2,765	$2,765	$2,765	$2,765	$48,779	$63,551

NOTE 8: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable consist of the following:

	December 31, 2016	December 31, 2015
Trade payable	$28,767	$21,372
Rent payable	168	527
Professional fees payable	980	605

Total accounts payable	$29,915	$22,504

Accrued expenses consist of the following:

	December 31, 2016	December 31, 2015
Accrued salaries	$6,142	$6,610
Taxes	4,591	3,816
Accrued fees	446	294
Accrued bond coupon	4,531	4,531
Accrued interest	39	—
Other	152	149

Total accrued expenses	$15,901	$15,400

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

NOTE 9: BORROWINGS

Borrowings consist of the following:

	December 31, 2016	December 31, 2015
Senior Notes	$375,000	$375,000
BBVA loan	$25,000	—
Notes Payable	$34,447	—
Loan for Nazira	321	390

Total borrowings	434,768	375,390
Less: current portion	(6,351)	(69)
Less: deferred financing costs, net	(6,820)	(7,822)

Total long-term borrowings	$421,597	$367,499

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

2022 Senior Notes

On April 22, 2014, the Co-Issuers issued $375,000 in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The net proceeds from the sale of the 2022 Senior Notes were partially used to redeem any and all of 2019 Senior Notes and pay related transaction fees and expenses. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

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

As of December 31, 2016 and December 31, 2015, deferred financing costs associated with the 2022 Senior Notes amounted to $6,820 and $7,822, respectively. Interest expense associated with the senior notes amounted to $27,188, $27,188 and $27,201 for the years ended December 31, 2016, 2015 and 2014, respectively.

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

As of December 31, 2016, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed financing costs of $5,949, available in multiple drawings upon the completion of

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Navios Logistics. As of December 31, 2016, the remaining available amount was $826.

Interest expense associated with the Notes Payable amounted to $1,065 for the year ended December 31, 2016.

Other Indebtedness

On December 15, 2016, Navios Logistics entered into a facility with Banco Bilbao Vizcayan Argentaria Uruguay S.A. (“BBVA”) for an amount of $25,000, for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in twenty quarterly installments, starting on June 19, 2017, and secured by assignments of certain receivables. As of December 31, 2016, the outstanding amount of the loan was $25,000.

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2016, the outstanding loan balance was $321 ($390 as of December 31, 2015). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021.

In connection with the loan and other long term liabilities, the Company is subject to certain covenants and commitments and certain of its assets are restricted as collateral.

The Company was in compliance with all the covenants as of December 31, 2016.

The maturity table below reflects future payments of the long-term debt outstanding as of December 31, 2016, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
2017	$6,351
2018	8,087
2019	9,315
2020	10,498
2021	11,769
2022 and thereafter	388,748

Total	$434,768

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

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing restricted deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The book value of the senior notes is presented net of deferred financing costs. The senior notes are fixed rate borrowings and their fair value was determined based on quoted market prices, excluding the effect of any deferred finance costs.

Notes Payable: The Notes Payable are floating rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

Capital leases and long term debt: The capital leases and long-term debt are fixed rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2016		December 31, 2015
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$65,182	$65,182	$81,507	$81,507
Restricted cash	$2,900	$2,900	$—	$—
Senior notes	$(368,180)	$(355,781)	$(367,178)	$(247,969)
Notes payable, including current portion	$(34,447)	$(34,447)	$—	$—
Capital lease obligations	$(17,617)	$(17,617)	$(20,649)	$(20,649)
Long-term debt, including current portion	$(25,321)	$(25,321)	$(390)	$(390)

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

Level III: Inputs that are unobservable.

	Fair Value Measurements at December 31, 2016
	Total	Level I	Level II	Level III
Cash and cash equivalents	$65,182	$65,182	$—	$—
Restricted cash	$2,900	$2,900	$—	$—
Senior Notes	$(355,781)	$(355,781)	$—	$—
Notes payable, including current portion(1)	$(34,447)	$—	$(34,447)	$—
Capital lease obligations(1)	$(17,617)	$—	$(17,617)	$—
Long-term debt(1)	$(25,321)	$—	$(25,321)	$—

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

	Fair Value Measurements at December 31, 2015
	Total	Level I	Level II	Level III
Cash and cash equivalents	$81,507	$81,507	$—	$—
Senior Notes	$(247,969)	$(247,969)	$—	$—
Capital lease obligations(1)	$(20,649)	$—	$(20,649)	$—
Long-term debt(1)	$(390)	$—	$(390)	$—

(1)	The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities as well as taking into account our creditworthiness.

NOTE 11: TIME CHARTER, VOYAGE AND PORT TERMINAL EXPENSES

Time charter, voyage and port terminal expenses for the years ended December 31, 2016, 2015 and 2014 were as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Fuel	$11,839	$13,901	$27,185
Time charter	1,521	1,307	2,468
Ports payroll and related costs	6,304	5,657	5,305
Docking expenses	3,287	3,299	2,819
Maritime and regulatory fees	610	909	1,156
Towing expenses	2,297	1,612	2,353
Other expenses	6,281	6,879	6,367

Total	$32,139	$33,564	$47,653

NOTE 12: DIRECT VESSEL EXPENSES

Direct vessel expenses for the year ended December 31, 2016, 2015 and 2014 were as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Payroll and related costs	$41,443	$52,026	$47,905
Insurances	4,149	4,088	3,411
Repairs and maintenance	12,351	8,893	9,177
Lubricants	1,046	899	1,523
Victualing	1,973	1,995	2,203
Travel expenses	3,608	3,484	3,644
Other expenses	4,560	3,361	4,324

Total	$69,130	$74,746	$72,187

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

NOTE 13: GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses at December 31, 2016, 2015 and 2014 were as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Payroll and related costs	$5,899	$6,260	$6,931
Professional fees	3,946	3,734	3,403
Other expenses	4,449	4,014	4,430

Total	$14,294	$14,008	$14,764

NOTE 14: COMMITMENTS AND CONTINGENCIES

As of December 31, 2016, the Company had obligations related to the acquisition of three new pushboats and the expansion of its dry port facility of $10,933 and $8,734, respectively, until the third quarter of 2017.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2018.

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

The Company had a dispute with Vale regarding the termination date of a COA contract, which was under arbitration proceedings in New York. The Company has received full security for its claim to date. As of December 31, 2016, related to this arbitration, the Company issued a letter of credit amounting to $2,900 and the total amount was collateralized by a cash deposit, which was presented as restricted cash in the accompanying balance sheets. For details on the New York arbitration ruling in favor of Navios Logistics, please see Note 22 “Subsequent Events”.

On March 30, 2016, the Company received written notice from Vale stating that Vale will not be performing the service contract entered into between CNSA and Vale on September 27, 2013, relating to the iron ore port facility currently under construction in Nueva Palmira, Uruguay. The Company initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, we may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

NOTE 15: INCOME TAXES

As indicated in Note 2(v), the Company is a Marshall Islands corporation. However, the Company is subject to tax in Argentina, Brazil and Paraguay, jurisdictions where certain of its subsidiaries operate. The Company’s operations in Panama and Uruguay are not taxed. The corporate income tax rate in Argentina, Brazil and Paraguay is 35%, 34% and 10%, respectively for the year ended December 31, 2016.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

The components of income before income taxes in consolidated statements of income for the years ended December 31, 2016, 2015 and 2014 are as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Argentina	$(789)	$(14,031)	$(1,661)
Paraguay	(7,239)	5,942	3,971
Uruguay	44,432	49,465	33,076
Panama	(19,391)	(16,283)	(18,731)
Marshall Islands	(6,404)	(6,716)	(33,424)
Others	530	310	(211)

Total income/(loss) before income taxes and noncontrolling interest	$11,139	$18,687	$(16,980)

Income tax benefit is comprised of:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Current	$(211)	$1,947	$(626)
Deferred	(333)	2,028	1,183

Total Argentina	$(544)	$3,975	$557
Current	$(162)	$(214)	$(232)
Deferred	(276)	(210)	(49)

Total Paraguay	$(438)	$(424)	$(281)

Total income tax (loss)/benefit	$(982)	$3,551	$276

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

Reconciliation of income tax benefit to taxes calculated based on Argentinean statutory tax rate is as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Loss before income taxes and noncontrolling interest	$(789)	$(14,031)	$(1,661)
Statutory tax rate	35%	35%	35%

Income before taxes at the statutory tax rate	276	4,911	581
Permanent differences	(820)	(936)	(24)

Income tax (loss)/benefit of the year	$(544)	$3,975	$557

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

The components of deferred income taxes included on the balance sheets were as follows:

	December 31, 2016	December 31, 2015
Deferred income tax assets:
Future deductible differences	$316	$1,934
Tax loss carry-forward	1,199	1,196

Total deferred income tax assets	1,515	3,130

Deferred income tax liabilities:
Intangible assets	(7,222)	(8,210)
Property, plant and equipment, net	(4,810)	(5,101)
Other	(1,009)	(736)

Total deferred income tax liabilities	(13,041)	(14,047)

Net deferred income tax liabilities	$(11,526)	$(10,917)

NOTE 16: LEASES

Chartered-out:

As of December 31, 2016, the future minimum revenue (charter-out rates are presented net of commissions, where applicable, and assume no off-hire days) expected to be earned on non-cancelable time charters, COA’s with minimum guaranteed volumes and contracts with minimum guaranteed throughput in the Company’s ports were as follows:

Amount
2017	$112,803
2018	76,883
2019	76,641
2020	64,191
2021	52,569
2022 and thereafter	684,511

Total minimum revenue, net of commissions	$1,067,598

Revenues from time charters are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel.

The future minimum revenue, as presented in the table above, expected to be earned on non-cancelable contracts with minimum guaranteed throughput after the successful completion of the expansion of Navios Logistics’ dry port facility is $44,200 per annum, based on current contract rates, for a period of 20 years.

Navios Logistics’ future minimum revenue, as presented in the table above, expected to be earned on non-cancelable contracts under time charter after the successful completion of the construction of a river and estuary tanker, is $41,640 for a period of five years, based on current contract rates.

Chartered-in:

As of December 31, 2016, the Company’s future minimum commitments, net of any commissions, under chartered-in vessels amounted to $32 until March 2017.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

For the year ended December 31, 2016, charter hire expense for chartered-in pushboats and barges amounted to $1,521 ($1,307 in 2015 and $2,468 in 2014).

Office space:

The future minimum commitments under lease obligations for office space were as follows:

Amount
2017	$863
2018	698
2019	537
2020	508
2021	184

Total	$2,790

Rent expense for office space amounted to $720 for the year ended December 31, 2016 ($716 in 2015 and $700 in 2014).

NOTE 17: TRANSACTIONS WITH RELATED PARTIES

At December 31, 2016 and 2015, the amounts (due to)/ from affiliate companies were as follows:

	December 31, 2016	December 31, 2015
Navios Holdings	(54)	$296

Amounts (due to)/from affiliate companies do not accrue interest and do not have a specific due date for their settlement.

General & administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In April 2016, we extended the duration of the Administrative Services Agreement until December 31, 2021. Total general and administrative fees charged for the year ended December 31, 2016 amounted to $1,000 ($760 in 2015 and $760 in 2014).

Due to related parties, net: During the second half of 2012, Navios Logistics acquired one pushboat and three liquid barges, which were previously chartered-in by Navios Logistics, from Holdux Maritima Leasing Corp., a Panamanian company owned by members of the family of Mr. Horacio Alfredo Lopez, the father of Mr. Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman, Mr. Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division and Mr. Horacio Enrique Lopez, Navios Logistics’ Chief Operating Officer—Shipping Division. The total consideration for the acquisition was $13,443 to be paid in one initial payment and seven semiannual installments with the final installment payable on June 30, 2016. As of December 31, 2016, the purchase price had been paid in full, while as of December 31, 2015, the Company had paid $9,618 and the remaining balance was $3,825.

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were $29 for the year ended December 31, 2016 ($34 in 2015 and $191 in 2014) and amounts payable amounted to $6 as of December 31, 2016, $4 as of December 31, 2015 and $20 as of December 31, 2014.

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

Employment Agreements

The Company has executed employment agreements with several of its key employees who are noncontrolling shareholders of the Company. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete. The employment agreements initially expired in December 31, 2009, but are being renewed automatically for successive one-year periods until either party gives 90 days written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $280 to $340 per year, annual bonuses and other incentives, provided certain performance targets are achieved. Under the agreements, the Company accrued compensation totaling $900 for the year ended December 31, 2016 ($900 in 2015; $900 in 2014).

NOTE 18: SHARE CAPITAL

Common shares and shareholders

On August 4, 2010, the Company amended its articles of incorporation increasing its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.

As of December 31, 2016 and 2015, the Company has issued 20,000 shares of common stock, with a par value of $1.00.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

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

NOTE 20: EARNINGS/(LOSS) PER COMMON SHARE

Basic and diluted net earnings/(loss) per share are computed using the weighted-average number of common shares outstanding. The computations of basic and diluted earnings/(loss) per share for each of the years ended December 31, 2016, 2015 and 2014, are as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Net income/(loss) attributable to Navios Logistics’ stockholders	$10,157	$22,238	$(16,704)

Weighted average number of shares, basic and diluted	20,000	20,000	20,000

Net earnings/(loss) per share from continuing operations:
Basic and diluted	$0.51	$1.11	$(0.84)

At December 31, 2016, 2015 and 2014, the Company had no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net earnings/(loss) per share.

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

(Expressed in thousands of U.S. dollars – except share data)

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

Unallocated interest

This reconciling item represents the interest expense resulting from the senior notes, which has not yet been fully allocated to the segments due to the fact that the amount received had been maintained at the corporate level and not utilized by an operating segment as of December 31, 2016, 2015 and 2014, respectively.

Inter-segment transactions, if any, are accounted for at current market prices.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the years ended December 31, 2016, 2015 and 2014:

	Port Terminal Business Segment for the Year Ended December 31, 2016	Cabotage Business Segment for the Year Ended December 31, 2016	Barge Business Segment for the Year Ended December 31, 2016	Unallocated interest	Total
Time charter, voyage and port terminal revenues	$36,268	$52,637	$101,313	$—	$190,218
Sales of products	30,118	—	—	—	30,118
Time charter, voyage and port terminal expenses	(12,340)	(2,098)	(17,701)	—	(32,139)
Direct vessel expenses	—	(33,596)	(35,534)	—	(69,130)
Cost of products sold	(27,450)	—	—	—	(27,450)
Depreciation of vessels, port terminals and other fixed assets	(3,533)	(2,667)	(16,905)	—	(23,105)
Amortization of intangible assets	(706)	—	(2,817)	—	(3,523)
Amortization of deferred drydock and special survey costs	—	(3,765)	(3,105)	—	(6,870)
General and administrative expenses	(2,646)	(1,193)	(10,455)	—	(14,294)
Provision of losses on accounts receivable	—	—	(1,304)	—	(1,304)
Taxes other than income taxes	—	(4,617)	(5,123)	—	(9,740)
Interest expense and finance cost, net	(1,381)	(4,894)	(16,973)	(992)	(24,240)
Interest income	54	—	761	—	815
Foreign exchange differences. net	(78)	1,184	616	—	1,722
Other income, net	(98)	—	159	—	61

Income/(loss) before income taxes	18,208	991	(7,068)	(992)	11,139
Income tax benefit/(expense)	—	(1,457)	475	—	(982)

Net income/(loss)	$18,208	$(466)	$(6,593)	$(992)	$10,157

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

	Port Terminal Business Segment for the Year Ended December 31, 2015	Cabotage Business Segment for the Year Ended December 31, 2015	Barge Business Segment for the Year Ended December 31, 2015	Unallocated interest	Total
Time charter, voyage and port terminal revenues	$42,382	$63,345	$105,974	$—	$211,701
Sales of products	39,347	—	—	—	39,347
Time charter, voyage and port terminal expenses	(11,784)	(2,659)	(19,121)	—	(33,564)
Direct vessel expenses	—	(41,831)	(32,915)	—	(74,746)
Cost of products sold	(36,811)	—	—	—	(36,811)
Depreciation of vessels, port terminals and other fixed assets	(3,431)	(4,645)	(16,070)	—	(24,146)
Amortization of intangible assets	(1,006)	—	(2,817)	—	(3,823)
Amortization of deferred drydock and special survey costs	—	(4,810)	(2,470)	—	(7,280)
General and administrative expenses	(2,661)	(1,128)	(10,219)	—	(14,008)
Recovery of losses on accounts receivable	—	—	52	—	52
Taxes other than income taxes	—	(5,600)	(6,376)	—	(11,976)
Interest expense and finance cost, net	(1,088)	(5,273)	(16,982)	(3,739)	(27,082)
Interest income	250	—	319	—	569
Foreign exchange differences. net	(638)	679	178	—	219
Other income, net	72	(450)	613	—	235

Income/(loss) before income taxes	24,632	(2,372)	166	(3,739)	18,687
Income tax benefit/(expense)	—	(785)	4,336	—	3,551

Net income/(loss)	$24,632	$(3,157)	$4,502	$(3,739)	$22,238

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

	Port Terminal Business Segment for the Year Ended December 31, 2014	Cabotage Business Segment for the Year Ended December 31, 2014	Barge Business Segment for the Year Ended December 31, 2014	Unallocated interest	Total
Time charter, voyage and port terminal revenues	$39,687	$59,720	$109,100	$—	$208,507
Sales of products	60,267	—	—	—	60,267
Time charter, voyage and port terminal expenses	(11,158)	(1,938)	(34,557)	—	(47,653)
Direct vessel expenses	—	(32,672)	(39,515)	—	(72,187)
Cost of products sold	(58,011)	—	—	—	(58,011)
Depreciation of vessels, port terminals and other fixed assets	(3,385)	(2,606)	(15,273)	—	(21,264)
Amortization of intangible assets	(987)	—	(2,835)	—	(3,822)
Amortization of deferred drydock and special survey costs	—	(3,000)	(2,838)	—	(5,838)
General and administrative expenses	(2,459)	(858)	(11,447)	—	(14,764)
Provision for losses on accounts receivable	—	(158)	(390)	—	(548)
Taxes other than income taxes	—	(6,090)	(3,185)	—	(9,275)
Loss on bond extinguishment	—	(5,000)	(22,281)	—	(27,281)
Interest expense and finance cost, net	(1,329)	(5,537)	(18,038)	(2,933)	(27,837)
Interest income	48	—	243	—	291
Foreign exchange differences. net	(120)	802	812	—	1,494
Other income, net	456	—	485	—	941

Income/(loss) before income taxes	23,009	2,663	(39,719)	(2,933)	(16,980)
Income tax benefit/(expense)	168	(2,025)	2,133	—	276

Net income/(loss)	$23,177	$638	$(37,586)	$(2,933)	$(16,704)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars – except share data)

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not practicable to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels amounted to $341,496 and $354,570 at December 31, 2016 and 2015, respectively.

All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment, including constructions in progress, amounted to $202,568 and $114,272 as of December 31, 2016 and 2015, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $20,561 and $23,378 as of December 31, 2016 and 2015, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $42,990 and $43,696 as of December 31, 2016 and 2015, respectively.

As of December 31, 2016, and 2015, goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively.

NOTE: 22 SUBSEQUENT EVENTS

a)	Navios Logistics has signed a shipbuilding contract for the construction of a river and estuary tanker for a total consideration of €12,400 ($13,064). Pursuant to this acquisition the Company has secured a credit from the shipbuilder to finance up to 50% of the purchase price, with a maximum of €6,200 ($6,532), to be repaid in 24 equal monthly installments after delivery of the vessel, plus 6.75% interest per annum. The vessel is expected to be delivered in the first quarter of 2018.

b)	On February 10, 2017, a New York arbitration tribunal ruled in favor of Navios Logistics on a dispute with Vale. Vale has been ordered to pay Navios Logistics $21,500, compensating for all unpaid invoices, late payment of invoices, and legal fees incurred. The full amount had been received in March 2017.

c)	In February 2017, two self-propelled barges of our fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, to be paid in cash. Sale price will be received in installments through 2023.