Form 20-F
period 2017-12-31
Navios South American Logistics Inc.
filed 2018-03-28
CIK 1506042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

There is no public market for the registrant’s common stock. There were 20,000 shares of the registrant’s, par $1.00 per share, issued and outstanding as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.     Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☐             Accelerated Filer  ☐             Non-Accelerated Filer  ☒             Emerging Growth Company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

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

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated historical financial information as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016, and 2015, are derived from our audited consolidated financial statements which are included elsewhere in this report. The selected consolidated historical financial information as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and December 31, 2013 have been derived from our audited financial statements not included in this report. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this report.

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
	(Expressed in thousands of U.S. dollars-except share data)
Statement of Operations Data
Time charter, voyage and port terminals revenues	$180,044	$190,218	$211,701	$208,507	$190,734
Sales of products	32,572	30,118	39,347	60,267	46,350
Time charter, voyage and port terminal expenses	(33,617)	(32,139)	(33,564)	(47,653)	(42,428)
Direct vessel expenses	(62,554)	(69,130)	(74,746)	(72,187)	(72,713)
Cost of products sold	(30,717)	(27,450)	(36,811)	(58,011)	(42,760)
Depreciation of vessels, port terminals and other fixed assets	(23,322)	(23,105)	(24,146)	(21,264)	(19,555)
Amortization of intangible assets and liabilities	(3,543)	(3,523)	(3,823)	(3,822)	(3,799)
Amortization of deferred drydock and special survey costs	(7,928)	(6,870)	(7,280)	(5,838)	(3,392)
General and administrative expenses	(16,665)	(14,294)	(14,008)	(14,764)	(14,617)
(Provision for) / recovery of losses on accounts receivable	(569)	(1,304)	52	(548)	(567)
Taxes other than income taxes	(9,018)	(9,740)	(11,976)	(9,275)	(7,912)
Gain on sale of assets	1,064	—	—	—	18
Loss on bond extinguishment	—	—	—	(27,281)	—
Interest expense and finance cost	(28,347)	(24,240)	(27,082)	(27,837)	(25,148)
Interest income	238	815	569	291	219
Foreign exchange differences, net	(726)	1,722	219	1,494	414
Other income, net	2,725	61	235	941	430

(Loss)/Income before income taxes and noncontrolling interest	$(363)	$11,139	$18,687	$(16,980)	$5,274
Income tax benefit/ (expense)	3,468	(982)	3,551	276	4,554

Net income/(loss)	$3,105	$10,157	$22,238	$(16,704)	$9,828
Less: Net income attributable to the noncontrolling interest	—	—	—	—	(112)

Net income/(loss) attributable to Navios Logistics’ stockholders	$3,105	$10,157	$22,238	$(16,704)	$9,716

Earnings/(loss) per share attributable to Navios Logistics’ stockholders, basic and diluted	$0.16	$0.51	$1.11	$(0.84)	$0.49

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
	(Expressed in thousands of U.S. dollars-except share data)
Weighted average number of shares, basic and diluted	20,000	20,000	20,000	20,000	20,000

Balance Sheet Data (at year end)
Current assets, including cash and cash equivalents	$120,372	$118,602	$119,902	$124,301	$125,765
Total assets	868,015	855,180	785,619	786,133	704,023
Total long-term debt, net, including current portion	532,746	427,949	367,568	366,709	285,647
Total Navios Logistics’ stockholders’ equity	279,275	346,170	336,013	313,775	330,479

The following table sets forth the selected consolidated historical financial data for our business.

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(Expressed in thousands of U.S. dollars, except other operating data)
Other Financial Data
Net cash provided by operating activities	$39,871	$18,979	$44,985	$13,020	$14,498
Net cash used in investing activities	(46,321)	(91,173)	(27,039)	(101,858)	(61,488)
Net cash provided by / (used in) financing activities	21,156	55,869	(8,370)	74,200	88,021
Book value per common share	13.96	17.31	16.80	15.69	16.52
Adjusted EBITDA(1)	$62,539	$68,062	$80,449	$68,771	$56,837
Other Operating Data
Grain Port-tons of cargo moved	3,491,400	3,587,337	4,660,280	3,971,200	3,672,100
Iron ore Port-tons of cargo moved	551,000	—	—	—	—
Liquid Port-cubic meters of stored liquid cargos	251,467	212,992	207,299	212,866	204,208
Liquid Port-cubic meters of sales of products	53,082	49,379	56,178	61,605	46,868
Barge-cubic meters of liquid cargos	377,026	368,713	306,965	635,576	673,833
Barge-dry cargo tons	1,698,186	1,832,984	1,015,549	2,032,461	1,456,546
Cabotage-cubic meters of liquid cargos	1,308,502	1,513,584	1,836,506	1,833,813	2,211,612
Cabotage-available days	2,516	2,562	3,076	2,756	2,832
Cabotage-operating days	1,811	2,035	2,429	2,177	2,156
Revenues per Segment
Port Business	$86,098	$66,386	$81,729	$99,954	$85,539
Revenue-grain port	36,880	33,209	39,333	36,417	35,820
Revenue-iron ore port	13,805	—	—	—	—
Revenue-liquid port	2,841	3,059	3,049	3,270	3,369
Sales of products-liquid port	32,572	30,118	39,347	60,267	46,350
Barge Business	78,388	101,313	105,974	109,100	97,208
Cabotage Business	48,130	52,637	63,345	59,720	54,337

(1)	EBITDA represents net income/(loss) attributable to Navios Logistics’ stockholders before interest and finance costs before depreciation and amortization and income taxes. Adjusted EBITDA in this document represents EBITDA before loss on bond extinguishment. Adjusted EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

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

Adjusted EBITDA Reconciliation to Net Income/(Loss) Attributable to Navios Logistics’ Stockholders

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
	(Expressed in thousands of U.S. dollars)
Net income/(loss) attributable to Navios Logistics’ stockholders	$3,105	$10,157	$22,238	$(16,704)	$9,716
Depreciation of vessels, port terminals and other fixed assets	23,322	23,105	24,146	21,264	19,555
Amortization of intangible assets and liabilities	3,543	3,523	3,823	3,822	3,799
Amortization of deferred drydock and special survey costs	7,928	6,870	7,280	5,838	3,392
Loss on bond extinguishment	—	—	—	27,281	—
Interest income	(238)	(815)	(569)	(291)	(219)
Interest expense and finance cost	28,347	24,240	27,082	27,837	25,148
Income tax (benefit)/ expense	(3,468)	982	(3,551)	(276)	(4,554)

Adjusted EBITDA	$62,539	$68,062	$80,449	$68,771	$56,837

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

Some of the factors that influence the demand for vessels include, but are not limited to:

•	global and regional production of, and demand for, dry bulk commodities, in particular, soybean and iron ore, and petroleum and refined petroleum products;

•	local government subsidies that affect the price of refined petroleum products;

•	cabotage regulations in the region where we operate;

•	embargoes and strikes; and

•	changes in river, sea and other transportation patterns and the supply of and rates for alternative means of transportation.

Some of the factors that influence the supply of vessels include, but are not limited to:

•	the number of newly constructed vessel deliveries in the area in which we operate;

•	the scrapping rate of older vessels;

•	the price of steel and other inputs;

•	the number of vessels that are out of service at a given time;

•	changes in licensing regulations and environmental and other regulations that may limit licenses, the useful life, carrying capacity or the operations of our fleet; and

•	port or canal traffic and congestion.

Our grain port business has seasonal components linked to the grain harvests in the region. At times throughout the year, the capacity of our grain port, including the loading and unloading operations, as well as the space in silos is exceeded, which could materially adversely affect our operations and revenues.

A significant portion of our grain port business is derived from handling and storage of soybeans and other agricultural products produced in the Hidrovia, mainly during the season between April and September. This seasonal effect could, in turn, increase the inflow and outflow of barges and vessels in our dry port and cause the space in our silos to be exceeded, which in turn would affect our timely operations or our ability to satisfy the increased demand. Inability to provide services in a timely manner may have a negative impact on our clients’ satisfaction and result in loss of existing contracts or inability to obtain new contracts.

We are subject to certain operating risks, including vessel breakdowns or accidents, that could result in a loss of revenue from the affected vessels, which in turn could have a material adverse effect on our results of operations or financial condition.

Our exposure to operating risks of vessel breakdown and accidents mainly arises in the context of our owned or bareboat chartered and operated vessels, including barges, tankers and pushboats. If any of the vessels in our fleet suffers damage, it may need to be repaired at a drydocking facility. The costs of drydocking are unpredictable and can be substantial. The loss of earnings while these vessels, barges and pushboats are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels, barges and pushboats are damaged or drydocked at the same time. For the fleet which is or may be chartered-in under time charters most operating risks relating to these time chartered vessels remain with their owners. If we pay hire on a chartered-in vessel or barge at a lower rate than the rate of hire it receives from a sub-charterer to whom we have chartered out the vessel, a breakdown or loss of the vessel due to an operating risk suffered by the owner will, in all likelihood, result in our loss of the positive spread between the two rates of hire. Breakdowns, accidents or drydocking costs involving our vessels and losses relating to chartered vessels that are not covered by insurance would result in a loss of revenue from the affected vessels, which may materially adversely affect our financial condition and results of operations.

We are subject to certain operating risks in our port terminals that could affect the performance of our contractual commitments which could result in a loss of revenue, and which in turn could have a material adverse effect on our results of operations or financial condition.

Our operations are subject to a number of risks affecting our port facilities. These risks include, but are not limited to, mechanical and electrical failure, accidents, personal injury, loss or theft of cargo, or damage, fires, explosions, business interruption, political conditions and hostilities, labor strikes, adverse weather conditions such as floods, natural disasters, accidents on waterways or in coastal routes or accidents in our loading or unloading terminals, including environmental accidents and collisions, each of which could potentially result in damages, penalties, fines, indemnities or costs payable to third parties and other claims against us. Our exposure to these operating risks in our port terminals may adversely affect our capacity to duly perform our contractual obligations under our take-or-pay contracts. The costs of repairing equipment, including but not limited to cranes, conveyor belts, stacker-reclaimer, shiploaders, or piers are unpredictable and can be substantial. The loss of earnings while these damages are being repaired, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if this leads to a default under our contracts, which would materially affect our financial condition and results of operations.

We depend on a few significant customers for a large part of our revenues, and the loss of one or more of these customers could materially and adversely affect our revenues.

In each of our businesses, we derive a significant part of our revenues from a small number of customers. We expect that a small number of customers will continue to generate a substantial portion of our revenues for the foreseeable future. For the year ended December 31, 2017, our three largest customers, Vale International S.A. (“Vale”), YPF S.A. (“YPF”) and Axion Energy Argentina S.A. (“Axion Energy”), accounted for 20.3%, 13.7% and 12.7% of our revenues, respectively, and our five largest customers accounted for approximately 61.9% of our revenues. For the year ended December 31, 2016, our three largest customers, Vale, Axion Energy and Cammesa S.A. (“Cammesa”), accounted for 28.0%, 13.8% and 11.5% of our revenues, respectively, and our five largest customers accounted for approximately 67.4% of our revenues. For the year ended December 31, 2015, our two largest customers, Vale and Cammesa, accounted for 27.8% and 12.9% of our revenues, respectively, and our five largest customers accounted for approximately 61.7% of our revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges as well as port terminals. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of our significant customers, including our large take-or-pay customers or the change of the contractual terms of any one of our most significant take-or-pay contracts or any significant dispute with one of these customers could materially adversely affect our financial condition and our results of operations.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, its disagreements with us or otherwise;

•	the customer terminates the contract because we fail to meet their contracted storage needs and/or the contracted operational performance;

•	the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

We could also become involved in legal disputes with customers, including but not limited to our long-term take-or pay customers, relating to our contracts, be it through litigation, arbitration or otherwise, which could lead to delays in, or suspension or termination of our take-or-pay contracts or others and result in time-consuming, disruptive and expensive litigation or arbitration. If such contracts are suspended for an extended period of time, or if a number of our material contracts are terminated or renegotiated, our financial condition and results of operations could be materially adversely affected. Even if we prevail in legal disputes relating to our customer contracts, which could entitle us to compensation, we cannot assure you that we would receive such compensation on a timely basis or in an amount that would fully compensate us for our losses. For example, on March 30, 2016, we received written notice from Vale stating that Vale will not be performing the service contract entered into between Corporacion Navios S.A. and Vale on September 27, 2013, relating to the iron ore port facility in Nueva Palmira, Uruguay. The Company initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, we may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

We are subject to certain credit risks with respect to our counterparties on contracts, and the failure of such counterparties to meet their obligations could cause us to suffer losses on such contracts and thereby decrease revenues and income.

We charter-out our fleet, provide handling services for commodities and rent the space of our tanks, stockpiles and silos to other parties, who pay us hire on a daily rate or rate per ton or per cubic meter stored or moved. We also enter into spot market voyage contracts, for which we are paid a rate per ton to carry a specified cargo on a specified route. If the counterparties fail to meet their obligations, we could suffer losses on such contracts which could materially adversely affect our financial condition and results of operations. In addition, after a counterparty defaults on a contract, we would have to enter into new contracts at possibly lower rates. It is also possible that we would be unable to secure a contract at all. If we enter into new contracts at lower rates or are unable to replace the contracts, our financial condition and results of operations could be materially adversely affected.

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

As a result of these factors, when our contracts, including our long-term charters, expire, we cannot assure you that we will be able to successfully replace them promptly or at all or at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our noteholders or lenders. Our ability to renew the contracts on our current or future vessels by the time of their expiration or termination, and the rates payable under any replacement contracts, will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation and storage of commodities as described above.

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

A significant portion of our business is derived from the transportation, handling and storage of iron ore, soybeans and other agricultural products produced in the Hidrovia region. Any drought or other adverse weather conditions, such as floods, could result in a decline in production of these products, which would likely result in a reduction in demand for our services. This would, in turn, negatively impact our results of operations and financial condition. Furthermore, our fleet operates in the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as changes in the depth of the water or the width of the navigable channel, could, in the short-term, reduce or limit our ability to effectively transport cargo on the rivers. The possible effects of climate change, such as floods, droughts or increased storm activity, could similarly affect the demand for our services or our operations.

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

Our capital expenditures during 2015, 2016 and 2017 were $27.0 million, $91.2 million and $46.5 million, respectively, used to acquire and/or pay installments for among others one bunker vessel, one newbuilding estuary tanker vessel, six pushboats, 72 newbuilding barges and to expand our port terminal operations through the construction of an iron ore port terminal facility. In order to follow our current strategy for growth, we will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures.

In the future, we will also need to make capital expenditures required to maintain our current ports, fleet and infrastructure. Cash generated from our earnings may not be sufficient to fund all of these measures. Accordingly, we may need to raise capital through borrowings or the sale of debt or equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we fail to obtain the funds necessary for capital expenditures required to maintain our ports, fleet and infrastructure, we may be forced to take vessels out of service or curtail operations, which could materially harm our revenues and profitability. If we fail to obtain the funds that might be necessary to acquire new vessels, expand our existing infrastructure, or increase our working capital or capital expenditures, we might not be able to grow our business and our earnings could suffer. Furthermore, despite covenants under the indenture governing the 7.25% Senior Notes due 2022 (the “2022 Senior Notes”) and the Term Loan B Facility (See “Item 5.B. Liquidity and Capital Resources—Long-term Debt Obligations”) and the agreements governing our other indebtedness, we will be permitted to incur additional indebtedness which would limit cash available for working capital and to service our indebtedness.

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

The costs to operate and maintain a port or a vessel increase with the age of the port equipment or the vessel. Governmental regulations, safety or other equipment standards related to the age of the operational port equipment or vessels may require expenditures for alterations or the addition of new equipment to our port equipment or vessels and may restrict the type of activities in which these ports or vessels may engage. The failure to make capital expenditures to alter or add new equipment to our barges, pushboats or vessels may restrict the type of activities in which these barges, and pushboats and vessels may engage and may decrease their operational efficiency and increase our costs. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key equipment for our vessels and ports (such as engine makers, propulsion systems makers, control systems makers and others) may not have the spare parts needed available immediately (or off-the-shelf) and may have to produce them when required. If this was the case, our vessels and ports may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in substantial loss of revenues for us. As charterers prefer newer vessels that are more fuel efficient than older vessels, the age of some of our vessels, barges and pushboats may make them less attractive to charterers. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well.

We cannot assure you that, as our operational port equipment and vessels barges and pushboats age, market conditions will justify those expenditures or enable us to operate them profitably during the remainder of their useful lives. If we sell such assets, we may have to sell them at a loss, or opt to scrap our assets, and if clients no longer use our ports or charter-out our vessels due to their age, our results of operations could be materially adversely affected.

We are subject to various laws, regulations and conventions, relating to environmental, health and safety that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.

Our business is materially affected by government regulation to protect the environment, health and safety in the form of international conventions, national, state and local laws, customs inspections and related procedures, and regulations in force in the jurisdictions in which our ports are located and our fleet operates, as well as in the country or countries of their registration. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels, or on the operation of our ports. Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by inland self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. In order to satisfy any such requirements, we may be required to take one or more of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives, which could have a material adverse effect on our results of operations. This could lead to significant asset write-downs. For example, the recent phase-out of single-hulled vessels require us to either replace, modify or shift the utilization of some of our single-hulled vessels.

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

In addition, approval of governmental, regulatory and other authorities may be needed to implement any acquisitions or expansions. For example, we have available land within the Nueva Palmira Free Zone in Uruguay as well as near the Free Zone where we plan to expand our port facility and construct a port terminal for liquid cargo. In order to complete these projects, however, we need to receive required authorization from several authorities. If these authorities deny our request for authorization, or if existing authorizations are revoked, we will not be able to proceed with these projects.

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

At December 31, 2017, we employed 395 land-based employees and 597 seafarers as crew on our vessels. Crew costs are a significant expense for us. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our time and spot contracts. Additionally, labor union activity in the Hidrovia may create pressure for us to pay higher crew salaries and wages. In addition, fuel is one of the largest operating expenses in our barge and cabotage businesses, when the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Currently, most of our long-term contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. We may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent our contracts do not pass-through changes in fuel prices to our clients, we will be forced to bear the cost of fuel price increases. We may hedge in the futures market all or part of our exposure to fuel price variations. We cannot assure you that we will be successful in hedging our exposure. In the event of a default by our contractual counterparties or other circumstance affecting their performance under a contract, we may be subject to exposure under, and may incur losses in connection with, our hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. We may not be able to pass onto our customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially adversely affect our results of operations.

Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially adversely affect our results of operations, financial condition and cash flows.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Continuing turmoil and hostilities in Iraq, Afghanistan, Syria, Ukraine, other current conflicts, the refugee crisis in Europe and Middle East and continuing concerns relating to the European sovereign debt crisis have led to increased volatility in global credit and equity markets. Several European countries including Greece, have been affected by increasing public debt burdens and weakening economic growth prospects. In recent years, Standard and Poor’s Rating Services and Moody’s Investors Service (“Moody’s”) downgraded the long-term ratings of most European countries’ sovereign debt and initiated negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in certain European countries, which may expose us to a loss of cash deposits or cash equivalents.

The credit markets worldwide and in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments took highly significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission (the “SEC”), other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Any changes to securities, tax, environmental, or other laws or regulations, could have a material adverse effect on our results of operations, financial condition or cash flows, and could cause the value of our securities to decline.

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

Furthermore, we may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt as payments come due under our credit facilities, in the future if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Due to the fact that we would possibly cover all or a portion of the cost of any new acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or other assets and new business acquisitions. In addition, the economic uncertainty worldwide has made demand for shipping services volatile and has reduced charter rates, which may adversely affect our results of operations and financial condition. Currently, the economies of the United States, the European Union (the “EU”), China, Japan, other Asian Pacific countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has in the past driven decreased rates and vessel values.

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

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to ours. With respect to exports, our competitors are Montevideo Port in Montevideo and Ontur and TGU in Nueva Palmira. The main competitor of our liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol, TLP, Petrobras and Trafigura Pte Ltd.

We face competition in our barge and cabotage businesses with transportation of oil and refined petroleum products from other independent ship owners and from vessel operators. The charter markets in which our vessels compete are highly competitive. Key competitors include the successor of Ultrapetrol Bahamas Ltd., Hidrovias do Brasil, Interbarge, P&O, Imperial Shipping and Fluviomar. In addition, some of our customers, including ADM, Cargill International S.A. (“Cargill”), Louis Dreyfus Holding B.V. (“Louis Dreyfus”) and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. We also compete indirectly with other forms of land-based transportation such as truck and rail. These companies and other smaller entities are regular competitors of ours in our primary trading areas. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility.

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

Vessels, pushboats and barges must undergo an annual survey, an intermediate survey and a special survey. For oceangoing vessels, in lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery and/or its hull would be surveyed periodically over a five-year period. Certain of our vessels are on continuous survey cycles for machinery inspection. Every oceangoing vessel is also required to be drydocked every two to three years on intermediate survey and every five years on special survey, while pushboats are required to be drydocked every six years on special survey for inspection of the underwater parts of such vessel and every three years for a floating intermediate survey and barges are required to be drydocked up to every eight years on special survey for inspection of the underwater parts of such vessel and every two years for a floating intermediate survey.

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

Our vessels operate in South America where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject the vessels to forfeiture to the government of such jurisdiction. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We may employ our fleet on the spot market and thus expose ourselves to risk of losses based on short-term decreases in shipping rates.

We periodically employ some of our fleet on a spot basis. As of December 31, 2017, 58% of our cabotage fleet and 34% of our barge fleet on a dwt tons basis was employed under time charter or COA contracts. The remaining percentage of our barge fleet and cabotage fleet were employed in the spot market. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in our target markets have not yet been clearly determined but we expect them to exhibit significant volatility as the South American markets mature. We cannot assure you that we will be successful in keeping our fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably, as spot rates may decline below the operating cost of vessels. A significant decrease in spot market rates or our inability to fully employ our fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially adversely affect our results of operations, and operating cash flow.

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

Navios Holdings and Peers Business Inc. are our significant stockholders. Angeliki Frangou, our Chairman, beneficially owns approximately 30.6% of the outstanding common stock of Navios Holdings. Peers Business Inc., which is owned by Claudio Pablo Lopez, our Chief Executive Officer, Horacio Enrique Lopez, our Chief Operating Officer — Shipping Division, and Carlos Augusto Lopez, our Chief Commercial Officer — Shipping Division, owns 36.2% of our outstanding common stock. Navios Holdings and Peers Business Inc., as the beneficial owners of our common stock have the power to control our actions and the outcome of matters on which our stockholders are entitled to vote. Navios Holdings, Ms. Frangou and the Lopez family may pursue interests different from your interests in determining these matters.

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

Navios Holdings has indicated that it has been evaluating a number of strategic alternatives for us, including our becoming an independent business. While there can be no certainty as to timing, Navios Holdings could decide to pursue these alternatives during 2018. We are party to an administrative services agreement with Navios Holdings (the “Administrative Services Agreement”), pursuant to which Navios Holdings will provide certain services to us, including bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and integration of any acquired businesses. We will rely on Navios Holdings to perform obligations under the agreement. If we undergo a change of control, Navios Holdings may terminate this agreement upon 120 days’ notice. If this agreement is terminated or our relationship with Navios Holdings ended or was significantly altered, we may not have access to these services or be able to capitalize on Navios Holdings’ global network of relationships to source acquisitions, obtain competitive debt financing, and engage in innovative financing and could incur operational difficulties or losses. In addition, we may not benefit from the same financial flexibility our association with Navios Holdings provides us and, as a result, may not be able to access debt financing on favorable terms, or at all. If our relationship with Navios Holdings ends or is significantly altered, our business, results of operations and financial position could be materially adversely affected. See “Item 7.B Certain Relationships and Related Party Transactions — Administrative Services Agreement.”

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

Iran

During the last few years until January 2016, the scope of sanctions imposed against Iran, the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies, such as our company, and introduced limits on the ability of non-U.S. companies and other non-U.S. persons to do business or trade with Iran when such activities relate to specific trade and investment activities involving Iran / activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers. U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. persons or U.S. companies and their foreign branches, U.S. citizens, U.S. permanent residents, persons within the territory of the United States from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the U.S. nuclear-related sanctions with respect to Iran and the EU sanctions on Iran (including, inter alia, CISADA, ITRA, and IFCA) were lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (“JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the United Kingdom and the United States) and Germany, there are still certain limitations in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted or relaxed, except in a very limited fashion. Additionally, the sanctions lifted under the JCPOA could be reimposed (“snapped back”) at any time if Iran violates the JCPOA or the United States does not certify that Iran is in compliance with the JCPOA.

After the lifting of most of the nuclear-related sanctions on January 16, 2016, EU sanctions remain in place in relation to the export of arms and military goods listed in the EU common military list, missiles-related goods and items that might be used for internal repression. The main nuclear-related EU sanctions which remain in place include restrictions on:

i.	Graphite and certain raw or semi-finished metals such as corrosion-resistant high-grade steel, iron, aluminium and alloys, titanium and alloys and nickel and alloys (as listed in Annex VIIB to EU Regulation 267/2012 as updated by EU Regulation 2015/1861 (the “EU Regulation”);

ii.	Goods listed in the Nuclear Suppliers Group list (listed in Annex I to the EU Regulation);

iii.	Goods that could contribute to nuclear-related or other activities inconsistent with the JCPOA (as listed in Annex II to the EU Regulation); and

iv.	Software designed for use in nuclear/military industries (as listed in Annex VIIA to the EU Regulation).

Dealing with the above is no longer prohibited, but prior authorization must be obtained first and is granted on a case-by-case basis. The remaining restrictions apply to the sale, supply, transfer or export, directly or indirectly to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved in fixtures involving Iran.

Russia/Ukraine

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the U.S. and EU have implemented sanctions against certain persons and entities.

The EU has imposed travel bans and asset freezes on certain Russian persons and entities pursuant to which it is prohibited to make available, directly or indirectly, economic resources or assets to or for the benefit of the sanctioned parties. Certain Russian ports including Kerch Commercial Seaport; Sevastopol Commercial Seaport and Port Feodosia are subject to the above restrictions. Other entities are subject to sectoral sanctions which limit the provision of equity financing and loans to the listed entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in

Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production or shale oil projects in Russia. As such, it is important to carry out due diligence on the parties and cargoes involved in fixtures relating to Russia.

The United States has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. Similar to EU sanctions, U.S. sanctions also entail restrictions on certain exports from the United States to Russia and the imposition of Sectoral Sanctions which restrict the provision of equity and debt financing to designated Russian entities. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets which may involve the United States or U.S. persons and thus implicate prohibitions. The United States also maintains prohibitions on trade with Crimea.

Venezuela-Related Sanctions

The U.S. sanctions with respect to Venezuela prohibit dealings with designated Venezuelan government officials, and curtail the provision of financing to PDVSA and other government entities. EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 of 13 November 2017 concerning restrictive measures in view of the situation in Venezuela. This includes financial sanctions and restrictions on listed persons and an arms embargo and related prohibitions and restrictions including restrictions related to internal repression.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains economic sanctions against Syria, Sudan, Cuba, North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

Other EU Economic Sanctions Targets

The EU also maintains sanctions against Syria, Sudan, North Korea and certain other countries and against individuals listed by the EU. These restrictions apply to our operations and as such, to the extent that these countries may be involved in any business it is important to carry out checks to ensure compliance with all relevant restrictions and to carry out due diligence checks on counterparties and cargoes.

Compliance

Considering the aforementioned U.S. prohibitions of as well as EU sanctions and the nature of our business, there is a sanctions risk for us due to the worldwide nature of the shipping and logistics business, which we seek to minimize by the implementation of our corporate Sanctions policy and our compliance with all applicable sanctions and embargo laws and regulations. Although we intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in our contracts forbidding the use of our assets in trade that would violate economic sanctions, our counterparties may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation and be imputed to us. In addition, given our relationship with Navios Holdings, we cannot give any assurance that an adverse finding against Navios Holdings by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Holdings or ourselves will not have a material adverse impact on our business, reputation or the value of our securities.

We are constantly monitoring developments in the United States, the European Union and other jurisdictions that maintain economic sanctions against Iran, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes. If any of the risks described above materialize, it could have a material adverse impact on our business and results of operations.

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

As an international logistics company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act 2010 (the “U.K. Bribery Act”) which is broader in scope than the FCPA because it does not contain an exception for facilitation payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation. However, we believe that the procedures we have in place to prevent bribery are adequate and that they should provide a defense in most circumstances to a violation or a mitigation of applicable penalties, at least under the U.K.’s Bribery Act.

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

The future economic and political environment of Argentina is uncertain.

The administration that took office in Argentina on December 10, 2015 has announced and implemented several significant economic and policy reforms, including reforms to the foreign exchange market in order to provide greater flexibility and easier access to the foreign exchange market. Likewise, export duties on several agricultural products and export duties on most industrial and mining exports were eliminated.

We can offer no assurances as to the policies that may be implemented by the new Argentine administration, or that political developments or social unrest in Argentina will not adversely affect our financial condition and results of operations.

The continuing inflation may have material adverse effects on the Argentine economy.

In the past, Argentina has experienced periods of high inflation. Inflation has increased since 2005 and remained relatively high for more than a decade. The reliability of INDEC’s statistics has been widely questioned. In February 2013, the IMF censured Argentina for its inaccurate financial statistics. In response, in 2014, INDEC adopted the IPCNu, an improved methodology for calculating the CPI , and estimated the 2014 CPI to be 23.9%.

However, the current administration as one of its first measures declared a state of administrative emergency, suspending momentarily the publication of all indexes until the INDEC is capable of accurately calculating such indexes. During this suspension period, the inflation rate was informed through data provided by the City of Buenos Aires and the province of San Luis.

On July 15, 2016, INDEC published its inflation index again, indicating that the CPI showed, for June, July, August, September, October, November and December of 2016, variations of 3.1%, 2%, 0.2%, 1.1%, 2.4%, 1.6% and 1.2% compared to previous month, respectively. Furthermore, according to the most recent publicly available information, the inflation rate was 24.8% for the year 2017.

On the other hand, INDEC published the index of poverty and indigence, which estimated that poverty reaches 28.6% of Argentines and indigence, 6.2% during the first semester of 2017.

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

In 2001 and during the first half of 2002, Argentina experienced a massive withdrawal of deposits from the Argentine financial system in a short period of time, which precipitated a liquidity crisis within the Argentine financial system, which prompted the Argentine government to impose exchange controls and restrictions on the ability of depositors to withdraw their deposits. Despite the reduction on some of these restrictions in the following years, significant government controls and restrictions remained in place.

In December 2015, the Argentine government implemented several reforms to the foreign exchange market regulations and provided easier access to the foreign exchange market for individuals and companies. Consequently, as from December 17, 2015, the new financial indebtedness transactions abroad of the non-financial private sector, financial sector and local governments will not be subject to the obligation to bring to and liquidate funds in the Mercado Unico de Libre Cambio (“MULC,” single and free floating foreign exchange market). Fund liquidation at MULC will be a condition precedent for the further access to that market so as to cater to capital and interest services. If the funding enters local accounts in foreign currency in the country, the liquidation of the funds deposited will need to be evidenced.

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

If the Argentine government decides to alter the tax burden on our operations in Argentina, our results of operations and financial condition could be materially and adversely affected.

The Argentine economy could be adversely affected by economic developments in other global markets.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States) could have a material adverse impact on Argentina’s balance of trade and could adversely affect Argentina’s economic growth. In particular, Brazil’s economy, which is Argentina’s largest export market and its principal source of imports, is currently experiencing heightened negative pressure due to the uncertainties stemming from ongoing political crises, including the corruption investigations and allegations and criminal convictions involving certain politicians. The Brazilian economy declined by 3.6% during 2016. In addition, the Brazilian currency lost approximately 17.7% of its value relative to the U.S. dollar in 2016. Brazilian demand for Argentine exports has generally declined over the past five years and further deterioration of economic conditions in Brazil may increasingly reduce demand for Argentine exports and create advantages for Brazilian imports. Further adverse developments in the Brazilian political and economic crisis may have further negative effects on the Argentine economy and our operations.

Argentina may also be affected by other countries that have influence over world economic cycles. If interest rates rise significantly in developed economies, including the United States, emerging market economies, including Argentina, could find it increasingly challenging and expensive to borrow capital and refinance existing debt, which could negatively affect their economic growth.

Future policies of the Argentine government may affect the economy as well as our operations.

During past years, the Argentine government took several actions to re-nationalize concessions and public services companies that were privatized in the 1990’s, such as Aguas Argentinas S.A. and Aerolíneas Argentinas S.A. On May 3, 2012, expropriation law 26,741 was passed by the Argentine Congress, providing for the expropriation of 51% of the share capital of YPF S.A., represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities, which have been declared of public interest. The Argentine government made an offer to compensate Repsol YPF for around $5.0 billion, which was accepted by the Board of Directors and shareholders of Repsol YPF and confirmed by the Argentine Congress.

Although the current administration has not implemented or advocated any nationalization or expropriation measures, similar measures, such as mandatory renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade, investment, among others, that may be adopted by the Argentine government in the future could adversely affect our business, financial condition and results of operations.

Risks Relating to Uruguayan Free Zone Regulation

Certain of our subsidiaries in Uruguay are operating as direct free trade zone users under an agreement with the Free Zone Division of the Uruguayan General Directorate of Commerce allowing them to operate in isolated public and private areas within national borders and to enjoy tax exemptions and other benefits, such as a generic exemption on present and future national taxes including the Corporate Income Tax, Value-Added Tax and Wealth Tax. Other benefits that our subsidiaries enjoy are simplified corporate law provisions, the ability to negotiate preferential public utility rates with government agencies and government guarantees of maintenance of such benefits and tax exemptions. Free trade zone users do not need to pay import and export tariffs to introduce goods from abroad to the free trade zone, to transfer or send such goods to other free trade zones in Uruguay or send them abroad. However, our subsidiaries may lose all the tax benefits granted to them if they breach or fail to comply with the free trade zone contracts or framework, including exceeding the limit on non-Uruguayan employees or engaging in industrial, commercial or service activities outside of a free trade zone in Uruguay. In this case, our subsidiaries may continue with their operations from the free zone, but under a different tax regime.

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

We engage in regional commerce with a variety of entities. Although our operations expose us to certain levels of foreign currency risk, our revenues are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaranies, Argentinean pesos and Brazilian reals; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2017, 2016 and 2015 approximately 60.3%, 61.1% and 61.9%, respectively, of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollars. As part of our overall risk management policy, we may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee we will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which we operate may occur, and if such fluctuations were to occur in one or a combination of the countries in which we operate, our results of operations or financial condition could be materially adversely affected.

Risks Relating to Our Indebtedness

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the 2022 Senior Notes, the Term Loan B Facility and our other obligations.

At December 31, 2017, we had $542.9 million in aggregate principal amount of debt, including the 2022 Senior Notes and the Term Loan B Facility, outstanding.

Our substantial debt could have important consequences to our business, lenders of the Term Loan B Facility and holders of the 2022 Senior Notes, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions of businesses or vessels or general corporate purposes and our ability to satisfy our obligations with respect to the 2022 Senior Notes or the Term Loan B Facility may be impaired in the future, or such financing may not be available on favorable terms;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•	it may be more difficult for us to satisfy our obligations to our lenders and noteholders, resulting in possible defaults on and acceleration of such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

•	we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates and that, as a result, we may not be positioned to withstand economic downturns;

•	our ability to refinance indebtedness may be limited or the associated costs may increase; and

•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Despite our current indebtedness levels, we and our subsidiaries may be able to incur substantially more debt, including secured debt. This could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The agreements governing our indebtedness do not fully prohibit us or our subsidiaries from doing so. At December 31, 2017, we had $542.9 million in aggregate principal amount of debt, including the 2022 Senior Notes and the Term Loan B Facility, outstanding. Any secured indebtedness permitted under the 2022 Senior Notes would be effectively senior to the 2022 Senior Notes to the extent of the value of the assets securing such indebtedness, as would all indebtedness of non-guarantor subsidiaries. We also may incur new indebtedness if we expand our business or purchase new vessels or for other purposes. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all our debt obligations, including the repayment of the 2022 Senior Notes or the Term Loan B Facility. In addition, the indenture governing the 2022 Senior Notes and the Term Loan B Facility do not prevent us from incurring obligations that do not constitute indebtedness as defined therein.

The indenture governing the 2022 Senior Notes and the Term Loan B Facility imposes significant operating and financial restrictions on us that may limit our ability to successfully operate our business and adversely affect the holders of the 2022 Senior Notes.

The indenture governing the 2022 Senior Notes and the Term Loan B Facility imposes significant operating and financial restrictions on us, including those that limit our ability to engage in actions that may be in our long-term interests. These restrictions limit our ability to, among other things:

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

We are required to be in compliance with the covenants contained in the indenture governing the 2022 Senior Notes and those of the Term Loan B Facility. In addition, our future credit agreements may require that we maintain other specific financial covenants. We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants and ratios. Events beyond our control, including changes in the economic and business conditions in the markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lender will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit agreements would prevent us from borrowing additional money under the facilities and could result in a default under them.

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

The indenture governing the 2022 Senior Notes restricts our ability to dispose of assets and use the proceeds from any such dispositions. If we do not reinvest the proceeds of asset sales in our business (in the case of asset sales of non-collateral with respect to such indebtedness) or in new vessels or other related assets that are mortgaged in favor of a lender under a credit facility (in the case of assets sales of collateral securing), we may be required to use the proceeds to repurchase senior indebtedness other than the 2022 Senior Notes. Our Term Loan B Facility contains similar restrictions. We cannot assure you we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet indebtedness service obligations when due.

If the volatility in the London InterBank Offered Rate, or LIBOR, continues, it could affect our profitability, earnings and cash flow.

LIBOR has been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

Furthermore, interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. Such provisions could significantly increase our lending costs, which would have an adverse effect on our profitability, earnings and cash flow.

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

If the market values of our owned vessels decrease, we may breach covenants contained in any existing or future credit facility. If we breach such covenants and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on that debt. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and, therefore, service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss.

The 2022 Senior Notes are unsecured and structurally subordinated to the rights of our and the guarantors’ existing and future secured creditors.

The indenture governing the 2022 Senior Notes permits us to incur a significant amount of secured indebtedness, including indebtedness to be used for acquisitions of vessels and businesses. At December 31, 2017, we had approximately $542.9 million of indebtedness outstanding, including $136.8 million of secured indebtedness. These secured indebtedness are secured by one pushboat, our tanker vessels and by assignments of certain receivables. The 2022 Senior Notes are unsecured and therefore do not have the benefit of such collateral. Accordingly, the 2022 Senior Notes will be effectively subordinated to all secured indebtedness. If an event of default occurs under any existing or future credit facility or under other future secured indebtedness, the senior secured lenders will have a prior right to our assets mortgaged in their favor, to the exclusion of the holders of the

2022 Senior Notes, even if we are in default under the 2022 Senior Notes. In that event, our assets and the assets of the subsidiary guarantors would first be used to repay in full all indebtedness and other obligations secured by them, resulting in all or a portion of our assets being unavailable to satisfy the claims of the holders of the 2022 Senior Notes and other unsecured indebtedness. Therefore, in the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, subject to any preferential treatment afforded to resident creditors of any particular jurisdiction, holders of 2022 Senior Notes will participate in our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as such 2022 Senior Notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor or other creditors who receive preferential treatment under applicable law. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the 2022 Senior Notes. As a result, holders of 2022 Senior Notes may receive less, ratably, than holders of secured indebtedness.

The 2022 Senior Notes and the Term Loan B Facility will be effectively subordinated to the obligations of any future non-guarantor subsidiaries.

We may be able to create future non-guarantor subsidiaries or unrestricted subsidiaries under the indenture governing the 2022 Senior Notes and the Term Loan B Facility. The 2022 Senior Notes and the Term Loan B Facility will not be guaranteed by any future unrestricted subsidiaries. Unrestricted subsidiaries may, among other things, incur without limitation additional indebtedness and liens, make investments and acquisitions, and sell assets or stock. In addition, we will be able to sell unrestricted subsidiaries, or distribute unrestricted subsidiaries or the proceeds from a sale of any of their assets or stock to stockholders, or enter into merger, joint venture or other transactions involving them, or any combination of the foregoing, without restrictions. Payments on the 2022 Senior Notes and the Term Loan B Facility are only required to be made by us and the subsidiary guarantors. Accordingly, claims of holders of the 2022 Senior Notes and the Term Loan B Facility are structurally subordinated to the claims of creditors of any subsidiary that is designated in the future as an “unrestricted subsidiary” or is a securitization subsidiary, in each case in accordance with the indenture, and any future subsidiaries that are not wholly-owned by us, including trade creditors. All obligations of our non-guarantor subsidiaries, including trade payables, will have to be satisfied before any of the assets of such subsidiary would be available for distribution, upon liquidation or otherwise, to us or a subsidiary guarantor.

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

The 2022 Senior Notes and the Term Loan B Facility are guaranteed by guarantors organized under the laws of different countries. The holders’ rights under the guarantees are thus subject to the laws of these jurisdictions, and there can be no assurance that the holders will be able to effectively enforce their rights in multiple bankruptcy, insolvency or similar proceedings. Moreover, such multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of rights of holders.

In addition, the bankruptcy, insolvency, administrative and other laws of the various jurisdictions of organization may be materially different from, or in conflict with, each other and those of the United States in certain areas, including creditors’ rights, priority of creditors, the ability to obtain post-petition interest and the duration of the insolvency proceeding. The application of these various laws in multiple jurisdictions could trigger disputes over which jurisdiction’s law should apply and could adversely affect the ability of the holders of the 2022 Senior Notes and the lenders of the Term Loan B Facility to enforce their rights and to collect payment in full under the 2022 Senior Notes and the Term Loan B Facility and the guarantees.

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

Any judgment obtained against us in Brazilian courts in respect of any payment obligations under the guarantees normally would be expressed in the Brazilian currency equivalent of the U.S. dollar amount of such sum at the exchange rate in effect (i) on the date of actual payment, (ii) on the date on which such judgment is rendered, or (iii) on the date on which collection or enforcement proceedings are started against us. Consequently, in the event of bankruptcy, all of our debt obligations that are denominated in foreign currency, including the guarantees, will be converted into Brazilian currency at the prevailing exchange rate on the date of declaration of our bankruptcy by the court. We cannot assure to holders of our 2022 Senior Notes and the lenders of the Term Loan B Facility that such rate of exchange will afford full compensation of the amount due on the 2022 Senior Notes and the Term Loan B Facility. Finally, bankruptcy proceedings in Brazil usually take from five to 12 years and generally the assets are not sufficient to pay off the creditors.

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

Paraguay

Bankruptcy proceedings in Paraguay may be less favorable to holders of our 2022 Senior Notes and the lenders of the Term Loan B Facility than in other jurisdictions. For example, Paraguayan creditors receive preferential treatment, which means that creditors resident in Paraguay would receive payments prior to any payment being made on the guarantees. Furthermore, the obligations under the guarantees would be subordinated to certain statutory preferences such as maritime privileges, amongst which are claims for salaries, wages, taxes, port facilities and others.

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

Upon a court declaration of bankruptcy, all the debtor’s assets, either located within Uruguayan territory or abroad, shall be placed under the control of a receiver to be appointed for the benefit of all creditors. However, if the debtor has also been declared bankrupt in the country where it had its domicile or effective place of business; the Uruguayan bankruptcy will only include the remaining assets or rights located abroad once the foreign bankruptcy procedure is concluded.

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

Claw back actions become time barred two years after the declaration of bankruptcy.

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

In addition, under Argentine law, a guarantee is considered accessory to the principal obligation. Therefore, in case our underlying obligations under the 2022 Senior Notes or the indenture and the Term Loan B Facility are declared null, the guarantees would, under Argentine law, be deemed to be null as well.

If proceedings were brought in the courts of Argentina seeking to enforce the Argentine guarantor’s obligations under the 2022 Senior Notes and the Term Loan B Facility, the Argentine guarantor would not be required to discharge its obligations in the original currency of the 2022 Senior Notes and the Term Loan B Facility. Any judgment obtained against the Argentine guarantor in Argentine courts in respect of any payment obligations under the 2022 Senior Notes and the Term Loan B Facility could be discharged solely in Argentine pesos equivalent to the U.S. dollar amount of such payment at a certain exchange rate. There can be no assurance that such rates of exchange will afford our noteholders full compensation of the amount invested in the 2022 Senior Notes and the Term Loan B Facility plus accrued interest nor that the currency exchange regulations will permit the noteholders to convert any amount of Argentine pesos received into U.S. dollars (please refer to paragraph entitled “Foreign exchange policies implemented by the Argentine government in the past have limited, and if implemented again, could continue to limit the ability of the guarantors of the 2022 Senior Notes that and the Term Loan B Facility are Argentine companies to make money remittances outside of Argentina in respect of the guarantees”).

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

Certain requirements must be met for the recognition and enforceability of foreign judgments in Brazil. Subject to the following, a final and conclusive judgment for civil liabilities rendered by any court in the United States or elsewhere in respect of the 2022 Senior Notes and the Term Loan B Facility and the guarantees would be recognized in the courts of Brazil (to the extent that Brazilian courts have jurisdiction) and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment has been previously ratified by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça) with such ratification being subject to:

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

Notwithstanding the foregoing, no assurance can be given that such ratification would be obtained, that the process described above would be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the U.S. securities laws with respect to the 2022 Senior Notes and the Term Loan B Facility and the guarantees. In addition:

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

In addition, a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must grant a pledge to guarantee the payment of the defendant’s legal fees and court expenses related to court procedures for the collection of payments under the 2022 Senior Notes and the Term Loan B Facility and the guarantees.

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

The obligations under the guarantees are subordinated to certain statutory preferences. In the event of a liquidation, bankruptcy or judicial reorganization in certain jurisdictions including Argentina, Brazil, Paraguay and Uruguay, such statutory preferences, including post-petition claims, claims for salaries, wages, social security, taxes, court fees and expenses and claims secured by collateral, among others, will have preference over any other claims, including claims by any investor in respect of the guarantees. In such event, enforcement of the guarantees may be unsuccessful, and noteholders may be unable to collect amounts that they are due under the 2022 Senior Notes and the Term Loan B Facility .

Our being subject to certain fraudulent transfer and conveyance statutes may have adverse implications for the holders of the 2022 Senior Notes and the lenders of the Term Loan B Facility.

Fraudulent transfer and insolvency laws may void, subordinate or limit the 2022 Senior Notes and the guarantees and the Term Loan B Facility .

Marshall Islands

We and some of the guarantors as of the issue date are organized under the laws of the Republic of the Marshall Islands. While the Republic of the Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings, a Marshall Islands court could apply general U.S. principles of fraudulent conveyance, discussed below, in light of the provisions of the Marshall Islands Business Corporations Act, or the BCA, restricting the grant of guarantees without a corporate purpose. In such case, a Marshall Islands court could void or subordinate the 2022 Senior Notes and the Term Loan B Facility or the guarantees, including for the reasons a U.S. court could void or subordinate a guarantee as described below.

United States

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the 2022 Senior Notes and the Term Loan B Facility and the incurrence of the guarantees, particularly any future guarantees of any U.S. subsidiaries we might create. Under U.S. federal bankruptcy law and comparable provisions of U.S. state fraudulent transfer or conveyance laws, if any such law would be deemed to apply, which may vary from state to state, the 2022 Senior Notes and the Term Loan B Facility or the guarantees could be voided as a fraudulent transfer or conveyance if a court determines that (1) we or any of the guarantors, as applicable, issued the 2022 Senior Notes and the Term Loan B Facility or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the 2022 Senior Notes and the Term Loan B Facility or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the 2022 Senior Notes and the Term Loan B Facility or the incurrence of the guarantees;

•	the issuance of the 2022 Senior Notes and the Term Loan B Facility or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay as they mature; or

•	we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

If a court were to find that the issuance of the 2022 Senior Notes and the Term Loan B Facility or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the 2022 Senior Notes and the Term Loan B Facility or such guarantee, or require the holders of the 2022 Senior Notes and the lenders of the Term Loan B Facility to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the 2022 Senior Notes and the Term Loan B Facility. Further, the voidance of the 2022 Senior Notes and the Term Loan B Facility could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor did not substantially benefit directly or indirectly from the transaction. In that regard, a debtor will generally not be considered to have received value if the proceeds of a debt offering were used to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor. In particular, if any of the guarantees were legally challenged, such guarantee could be subject to the claim that, since the guarantee was incurred for the Co-Issuers’ benefit, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than reasonably equivalent value or fair consideration.

The measures of insolvency for purposes of fraudulent transfer or conveyance laws vary depending upon the applicable jurisdiction’s governing law, such that we cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors’ other debt or whether the 2022 Senior Notes and the Term Loan B Facility, the guarantees or the granting of liens to secure the 2022 Senior Notes and the Term Loan B Facility or the guarantees would be avoided as a preference, fraudulent transfer, fraudulent conveyance, or otherwise. Generally, however, an entity would be considered insolvent if, at the time it incurred debt:

•	the sum of its debts, including contingent liabilities, was greater than the fair value of all its assets; or

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

In addition, any payment by us pursuant to the 2022 Senior Notes and the Term Loan B Facility or by a guarantor made at a time when we or such guarantor is subsequently found to be insolvent could be avoided and required to be returned to us or such guarantor or to a fund for the benefit of our or the guarantors’ creditors if such payment is made to an insider within a one-year period prior to a bankruptcy filing or within 90 days to any non-insider party and such payment would give the holders of the 2022 Senior Notes and the lenders of the Term Loan B Facility more than such holders of the 2022 Senior Notes and the lenders of the Term Loan B Facility would have received in a liquidation under Chapter 7 of the U.S. Bankruptcy Code.

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

In addition, under Argentine law, a guarantee is considered accessory to the principal obligation. Therefore, in case our underlying obligations under the 2022 Senior Notes or the indenture and the Term Loan B Facility are declared null, the guarantees would, under Argentine law, be deemed to be null as well.

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

If a court were to void the guarantee of a subsidiary guarantor as a fraudulent conveyance, or hold it unenforceable for any other reason, holders of the 2022 Senior Notes and the lenders of the Term Loan B Facility would cease to have a claim against that subsidiary guarantor and would be creditors solely of Navios Logistics and any subsidiary guarantor whose guarantee was not voided or held unenforceable.

Paraguay

Under Paraguay law which does not forbid providing such guarantees to related or non-related parties, the guarantee of the 2022 Senior Notes and the Term Loan B Facility may not be enforceable as the guarantee is considered accessory to the principal obligation, which if declared null or void, would imply that the guarantee would be deemed likewise null or void. The guarantees are valid, binding and enforceable against the guarantors.

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

In addition, under Uruguayan law, a guarantee is considered accessory to the principal obligation. Therefore, in case our underlying obligations under the 2022 Senior Notes and the Term Loan B Facility or the indenture are declared null, the guarantees would, under Uruguayan law, be deemed to be null as well. If a court were to void the guarantee of a subsidiary guarantor as a fraudulent conveyance, or hold it unenforceable for any other reason, holders of the 2022 Senior Notes and the lenders of the Term Loan B Facility would cease to have a claim against that subsidiary guarantor and would be creditors solely of Navios Logistics and any subsidiary guarantor whose guarantee was not voided or held unenforceable.

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

Foreign exchange policies by the Argentine government in the past have limited, and if implemented again, could continue to limit the ability of the guarantors of the 2022 Senior Notes and the Term Loan B Facility that are Argentine companies to make money remittances outside of Argentina in respect of the guarantees.

In Argentina, since the amendment of the convertibility law in December 2001, the Argentine government has imposed several restrictions on the purchase of foreign currency in the exchange market and the transfer of funds outside of Argentina. The restrictions on deposits were rendered ineffective and the exchange restrictions that established controls on the inflow and outflow of capital and the acquisition of foreign currency were reduced or eliminated. In spite of this, the Argentine government could, in the future, impose additional exchange controls or modify negotiation conditions or eliminate the MULC (the single and free floating foreign exchange market) or restrict the movement of capital or impose controls of another nature that could restrict the transfer of funds outside of Argentina for payments required to be made in respect of the guarantee of the 2022 Senior Notes and the Term Loan B Facility.

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

B. Business Overview

Our Company

We believe we are one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. We are focused on providing our customers integrated transportation, storage and related services through our port facilities, our large, versatile fleet of dry and liquid cargo barges and our product tankers. We serve the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. Our controlling shareholder, Navios Holdings, provides significant business expertise and know-how to our operations.

We report our operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. For further historical segment information, please see our audited consolidated financial statements included elsewhere in this report.

We have a diverse customer base including global agricultural, mining and petroleum companies. Our customers include affiliates of ADM, Axion Energy, Bunge, Cargill, Glencore, Louis Dreyfus, Petrobras, Petropar (the national oil company of Paraguay), Shell, Vale, Vitol and YPF. We have a long history of operating in the Hidrovia region and have been able to generate and maintain longstanding relationships with our customers. In our grain port facilities in Uruguay, we have been serving three of our key customers, ADM, Cargill and Louis Dreyfus, for more than 19 years on average. In our liquid port facility, liquid barge transportation and cabotage business, we have long-term relationships with our global petroleum customers for more than 16 years on average (such as Axion Energy, Petrobras Group, YPF and Shell or their successors). In our dry barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then. We are committed to providing quality logistics services for our customers and further developing and maintaining our long-term relationships.

We serve our customers in the Hidrovia region through our three port storage and transfer facilities, one for agricultural, forest-related exports, one for mineral related exports both located in Nueva Palmira Free Zone, Uruguay, and one for refined petroleum products in San Antonio, Paraguay. We complement our three port terminals with a diverse fleet of 338 barges and pushboats and 8 vessels, including six oceangoing tankers, one bunker vessel and one river and estuary tanker to be delivered which operate in our cabotage business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or LPG).

Since the business combination in January 2008, we have grown our vessel fleet from 123 to 346 vessels, including barges, pushboats and tankers, of which 344 are owned by us and two are chartered-in. The following is the current core fleet as of March 27, 2018.

Navios Logistics Fleet Summary (owned and chartered-in)

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat fleet	27	95,920 BHP	Various Sizes and Horsepower
Dry Barges	272	481,350 DWT	Dry Cargo
Tank Barges(1)	36	112,187 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG

Total	338

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
Heman H	2012	1,693	Double-hulled Bunker Vessel
Elena H(2)	2018	5,000	Double-hulled Product Tanker

Total		87,917

(1)	Two tank barges with total capacity of 2,000 m3 are chartered-in.
(2)	New building river and estuary tanker expected to be delivered in the second quarter of 2018.

Port Terminal Operations

Uruguay Dry Ports

We believe we own and operate the largest independent bulk transfer and storage port terminal complex in Uruguay based on throughputs. In 2016 and 2017, 3.6 million and 4.0 million tons of grain and mineral cargo, respectively, were moved through our dry port terminals. Our dry port terminal complex comprises of a grain terminal, and a new iron ore terminal that commenced operations in 2017. At our grain terminal, we currently have nine silos (some with internal separations) with total storage capacity of 460,000 tons. At our iron ore terminal, we currently have two stockpiles with storage capabilities up to 700,000 tons. In our grain port terminal, we have been serving our three key customers for more than 19 years on average.

We have a free zone user agreement with the Republic of Uruguay dating back to the 1950s for the land on which we operate. The agreement has been extended to 2046 and may be extended further until 2066 at our option. Additionally, since our terminals are located in the Nueva Palmira Free Zone, foreign commodities moving through the terminal are free of Uruguayan taxes.

We believe that countries in the region will continue to increase use of land for agriculture and implement technology for increasing yields on productive lands. As a result, we have experienced significant growth in the last ten years from 1.0 million tons of grain moved in 2000 to 3.5 million tons in of grain moved in 2017. We have also been expanding our grain silo capacity from 280,000 tons of grain cargo in 2009 to 460,000 tons of grain cargo as of December 31, 2017. We installed a grain drying and conditioning facility on 13.6 acres of land adjacent to our dry port terminal, which has been operational since May 2011. In addition, in October 2013 we completed the construction of an additional vessel-loading conveyor belt.

We have expanded our dry bulk terminal operations and we believe there is significant potential for further expansion. In 2009, we were awarded an additional 15 acres of land under our free zone user agreement. During 2010, we acquired two 29 acres parcels of land located south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for dry and liquid bulks. In September 2011, we acquired an additional parcel of land of approximately 23 acres as part of this project. On March 19, 2013, we acquired Energias Renovables del Sur S.A. (“Enresur”) which is a free zone direct user and holds the right to occupy approximately 29 acres of undeveloped land in the Nueva Palmira free zone in Uruguay. On December 15, 2014, we acquired Edolmix S.A. (“Edolmix”), and Cartisur S.A. (“Cartisur”) two companies, which as free zone direct users, held the right to occupy approximately 34 and 19 acres, respectively, of undeveloped riverfront land located in the Nueva Palmira free zone in Uruguay, near our existing port. Following the completion of the development of the iron ore terminal that commenced operations in 2017, we have already developed 74 acres of land, and we have 144 acres available to be developed inside or near the Nueva Palmira Free Zone.

Grain Port Operation: The commodities most frequently handled include grain and grain products. Our grain port terminal receives bulk cargoes from barges, trucks, and vessels, and either transfers them directly to dry bulk carriers or stores them in our modern silos for later shipment. The grain port terminal operates 24 hours per day, seven days per week, to provide barge and ship traffic with safe and fast turnarounds. Multiple operations may be conducted simultaneously at the grain port terminal, including cargoes from oceangoing vessels, barges, trucks and grain silos. The grain port terminal uses a fixed fee structure for customers.

Grain Port Infrastructure: The grain port terminal is unique in the region because of its sophisticated design, efficiency and multimodal operations. Our grain port terminal has specially designed storage facilities and conveying systems that provide significant flexibility in cargo movements aimed at avoiding delays to trucks, vessels and barge convoys. The grain port terminal currently offers 460,000 tons (soybean basis) of clean and secure grain silo capacity. With nine silos (some with internal separations) available for storage, our facility provides customers storage for their commodities separate from those of other customers. The grain port terminal has the latest generation, high precision, independent weigh scales for loading activity.

The grain port terminal has two docks. The main outer dock is 240 meters long and accommodates vessels of up to 85,000 dwt loading to the maximum draft permitted for vessels at the Martin Garcia Bar and Mitre Canal. The dock has three modern ship loaders that since the construction of the second conveyor line to the main pier are capable of loading vessels at rates of up to 48,000 tons per day, depending on the vessel, use of silos and on the type of commodity. The secondary inner dock is 170 meters long and is dedicated to the discharge of barge convoys, which is carried out on both sides of the dock. The grain port terminal is capable of discharging barge convoys at rates averaging 10,000 to 14,000 tons per day, depending on the type of barges and commodity. There is also a fixed-duty cycle crane to discharge barge convoys. In addition, discharging at our facility is optimized through the use of commodity-appropriate bucket size and type.

Iron Ore Port Operation: The commodities most frequently handled include iron ore and manganese. Our iron ore port terminal receives minerals from barges and either transfers them directly to dry bulk carriers or stores them in our stockpiles for later shipment. The iron ore port terminal operates 24 hours per day, seven days per week, to provide barge and ship traffic with safe and fast turnarounds.

Iron Ore Port Infrastructure: The iron ore port terminal is unique in the region because of its sophisticated design, efficiency and multimodal operations. Our iron ore port terminal has specially designed storage facilities and conveying systems that provide significant flexibility in cargo movements aimed at avoiding delays to vessels and barge convoys. On shore the new facilities comprise an area of approximately 20 acres with two stockpiles for mineral with a storage capacity of up to 700,000 tons. With two stockpiles available for storage, our facility provides customers storage for their commodities separate from those of other customers. Mineral at the stockpile are handled by a Stacker/Reclaimer. Auxiliary equipment for barge mooring, power, environment control and water treatment are also part of the new facility.

The iron ore port terminal has two new docks. The main outer dock is 300 meters long with two berths for ocean going vessels able to accommodate vessels on both sides; up to 150,000 dwt on the outer side, and up to 85,000 dwt on the inner side, loading to the maximum draft permitted for vessels at the Martin Garcia Bar and Mitre Canal. The secondary inner dock is 200 meters long and is dedicated for the discharge of barge convoys, able to accommodate and discharge two barges at the same time. Vessels are loaded with a travelling shiploader and barges are unloaded by two cranes.

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

Barge Operations

Overview: We service the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through our fleet of 338 vessels in our barge business. We operate different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). We typically contract our vessels either on a time charter basis or on a CoA basis.

Fleet: We control 338 vessels in our barge business, including 27 pushboats, 272 dry barges, 36 tank barges and three LPG barges. Our dry barge fleet is nearly three times the size it was in January 2008.

Products Transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils), liquefied cargo (liquefied petroleum gas (LPG)) and dry cargo (cereals, cotton pellets, soy bean, wheat, limestone (clinker), mineral iron and rolling stones). During 2017, we transported approximately 2.1 million cubic meters of liquids or tons of dry cargo, consisting of approximately 0.4 million cubic meters of liquids and 1.7 million tons of dry cargo (compared to 2.2 million in 2016, 1.3 million in 2015, and 2.7 million in 2014).

Cabotage Operations

Overview: Our cabotage operations serve oil majors and major trading companies in the region to transport petroleum products from the refineries to various coastal destinations. The Argentine cabotage market is restricted to established local operators with either Argentine flagged vessels or foreign flagged vessels with one-to-three year licenses for companies with sufficient Argentine tonnage. We have the competitive advantage of being able to operate in the Brazilian cabotage market through a Brazilian pushboat operator, Hidronave South American Logistics S.A. (“Hidronave S.A.”), since Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade.

Our fleet consists of six oceangoing product tanker vessels, one bunker vessel and one river and estuary product tanker under construction expected to be delivered in the second quarter of 2018. Since December 2007, we have grown our cabotage fleet. We acquired two product tanker vessels, the Estefania H and the Makenita H, which were delivered in July 2008 and June 2009, respectively, with an aggregate capacity of 29,508 dwt. In February 2010, we took delivery of the Sara H, a 9,000 dwt double-hulled product oil tanker. In June 2010, we entered into six-year bareboat agreements for two new product tankers, the Ferni H and the San San H, each with a capacity of 16,871 dwt. The San San H and the Ferni H were delivered in June and July 2010, respectively. We acquired the two vessels, the San San H and the Ferni H in May 2017. In September 2014, we took delivery of the Heman H, a 1,693 dwt double-hulled bunker vessel. We have under construction one river and estuary product tanker that is expected to be delivered in the second quarter of 2018.

On July 10, 2013, we became the sole shareholder of Hidronave S.A. by acquiring the then remaining 49% noncontrolling interest. This acquisition serves as a platform to enable us to build our Brazilian cabotage business if we choose to do so, since Hidronave S.A. has the certificates and other documentation required to conduct business in Brazil. In May 2011 we signed 15-year charter contracts with Petrobras for six Panamax vessels to be constructed. We had the option to cancel the contracts if we are unable to secure acceptable financing for the construction of the vessels. As of December 31, 2017, this contract has not materialized without penalties to either of the parties.

Fleet: The table below reflects our cabotage tanker fleet, excluding the river and estuary product tanker under construction, as of March 27, 2018:

Vessel	Type	Built	DWT	Employment Date	Charter-Out Duration	Expiration Date of License
Malva H	Product Tanker	2008	8,974	No current contract	—	May 22, 2019
Estefania H	Product Tanker	2008	12,000	October 01, 2017	12 months	September 27, 2019
Makenita H	Product Tanker	2009	17,508	February 16, 2017	24 months	June 26, 2018
Sara H	Product Tanker	2009	9,000	March 01, 2018	7 months	June 30, 2018
Ferni H	Product Tanker	2010	16,871	No current contract	—	August 3, 2018
San San H	Product Tanker	2010	16,871	February 01, 2018	8 months	May 31, 2019
Heman H	Bunker Vessel	2012	1,693	January 01, 2015	39 months	October 6, 2020

Our foreign-flagged cabotage tanker vessels operate under licenses of one to three years’ duration issued by the Argentinean maritime authorities. Such licenses for our vessels expire at various times until October 2020. Upon expiration, the licenses are generally renewed for periods of one to three years. While renewal is pending, the vessels operate under provisional licenses of two to three months’ duration which are re-issued until the longer-term license is obtained.

Products Transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils). During 2017, our cabotage fleet transported approximately 1.3 million cubic meters of liquids (compared to 1.5 million cubic meters in 2016 and 1.8 million cubic meters in 2015).

Competitive Strengths

We believe that the following strengths allow us to maintain a competitive advantage within the markets we serve:

Leading Integrated Logistics Company in the Hidrovia Region Serving Diversified End Markets. We believe we own and operate the largest independent bulk transfer and storage port terminal complex in Uruguay based on throughputs and one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. We believe we also are one of the largest owners and operators of a diverse and versatile fleet of dry and wet barges, pushboats and oil tankers in the Hidrovia region. Our port, barge and cabotage operations serve the needs of a diverse range of industries, including mineral and grain commodity providers as well as users of refined petroleum products. We have been able to combine our ports, barges, pushboats and tankers to offer an integrated logistics solution to our customers. For example, we have customers that use both our dry port and dry barge services such as Vale, ADM, Sodrugestvo and Vicentin, and other customers that use our liquid port, liquid barge and cabotage services such as Axion Energy and Petrobras.

Developing Leading Position Through Investment and Expansion in our Port Terminals. Our dry port facility has served the growing grain and ore exports of countries in the Hidrovia region since 1955 and its location at Nueva Palmira serves our customers’ export needs by providing easy access to the Atlantic Ocean. Our crude and petroleum product port and storage facility in Paraguay is located at the convergence of land and river transportation in an area we believe will become an industrial hub. Our facility’s 45,660 cubic meters of storage, serve the needs of our customers in Paraguay, a country with no crude production and limited refining capacity, and in the Hidrovia region.

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

Long-Term Relationships with High Quality Customers. We have a long history of operating in the Hidrovia region of South America. We have long-standing relationships with a diverse group of large customers, primarily comprised of major international agriculture and oil companies and their affiliates such as ADM, Cargill, Louis Dreyfus, Petrobras, Petropar, YPF, Shell and Vale. These long term customer relationships arise from our reputation for reliability and high-quality service. In our grain port terminal in Uruguay, we have been serving three of our key customers, ADM, Cargill and Louis Dreyfus, for more than 19 years on average. In our liquid port facility, liquid barge transportation and cabotage business, we have long term relationships with our global petroleum customers for more than 16 years on average. In our barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then.

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

Capitalize on Attractive Fundamentals in Our Businesses. As one of the largest owners and operators of barges and product tankers in the Hidrovia region, with some of the largest, most modern and strategically located port facilities, we believe we are well positioned to capitalize on the attractive fundamentals for storage and marine transportation services in the region. There currently exists a shortage of adequate rail and highway infrastructure in South America to meet the growing demand for exports, and the Hidrovia river system and coastal trade represent some of the more cost-efficient methods of transportation in the region. The Hidrovia river system is one of the largest navigable river systems in the world, comparable in length to the Mississippi River system in the United States. A comparison of the two river systems illustrates the significant potential for future development of the Hidrovia which serves economies that are expected to grow in the future. For example, during the period 2018-2022, Argentina is expected to grow 2.9% on average, Brazil 1.9% on average, Uruguay 3.1% on average, and Paraguay 3.9% on average, according to the International Monetary Fund’s latest available data on World Economic Outlook (October 2017). Advanced economies, including the United States, are expected to grow 1.8% on average during the same period, according to the same source. If such growth in the Hidrovia Region economies does not materialize, it could materially delay or prevent the Hidrovia Region from realizing its potential.

We plan to use our position in the Hidrovia region to grow our businesses to take advantage of this opportunity. We regularly review opportunities to invest in new port facilities and other infrastructure and increase the size and capacity of our barge fleet. We have developed a new transshipment facility for minerals in Nueva Palmira and we plan to develop a new transshipment facility for liquid bulk. We also plan on incorporating additional chemical/product tankers into our cabotage fleet. We believe that these tankers will serve a demand for vessels from our existing customers to service routes where both the point of origin and destination are in South America. We may also seek to add capacity by acquiring assets or companies currently operating in the Hidrovia region, and may add businesses and services that we believe are complementary to those we currently offer. We may also enter into joint venture arrangements with third parties with respect to these businesses.

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

Generating Operational Efficiencies. We have identified opportunities and are implementing our plans to improve overall efficiency and profitability. For example, in our barge business, we have increased the size and capacity of our barge fleet. We will also continue to focus on optimizing our barge and tug scheduling, maximizing loads and convoy size and minimizing empty return voyages.

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

Continue to Capitalize on Our Relationship with Navios Holdings. Navios Holdings has developed considerable experience and a global network of relationships during its over 60-year history of investing and operating in the maritime industry. We believe our relationship with Navios Holdings, including our ability to leverage Navios Holdings’ global network of relationships, and its relationships with commercial and other banks will enable us to engage in innovative financing and to access debt and capital markets financing on favorable terms as evidenced by our credit facilities, our 2022 Senior Notes and our Term Loan B Facility.

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

As of December 31, 2017, we employed 395 land-based employees: 50 employees in the Asuncion, Paraguay office, 21 employees at the port facility in San Antonio, Paraguay, 103 employees in the Buenos Aires, Argentina office, eight employees in the Montevideo, Uruguay office, 203 employees at the port facility in Nueva Palmira, Uruguay, and 10 employees in the Corumba, Brazil office.

Certain of our operations in Argentina, Paraguay, Uruguay and Brazil are unionized. We believe that we have good relations with our employees and seamen and since our inception we have had no history of significant work stoppages.

Competition

We believe we are one of the largest logistics providers in the region. We believe our ownership of river ports, including our port terminals in Uruguay that provides access to the ocean, allows us to offer a logistics solution superior to our competitors that also operate barges and pushboats. We also compete based on reliability, efficiency and price.

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to ours. However, most of these companies are proprietary service providers that are focused on servicing their own cargo. Unlike these companies, we are an independent service provider in the market for transits. With respect to exports, our competitors are Montevideo Port in Montevideo and Ontur in Nueva Palmira, and TGU in Nueva Palmira. The main competitor of our liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol, TLP, Trafigura Pte Ltd. and Petrobras.

We face competition in our barge and cabotage businesses with transportation of oil and refined petroleum products from other independent ship owners and from vessel operators who primarily charter vessels to meet their cargo carrying needs. The charter markets in which our vessels compete are highly competitive. Key competitors include the successor of Ultrapetrol Bahamas Ltd., Hidrovias do Brasil, Interbarge, P&O, Imperial Shipping and Fluviomar. In addition, some of our customers, including ADM, Cargill, Louis Dreyfus and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. We also compete indirectly with other forms of land-based transportation such as truck and rail. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility. These companies and other smaller entities are regular competitors of ours in our primary tanker trading areas. We believe that our ability to combine our ports in Uruguay and Paraguay with our versatile fleet of barges, pushboats and tankers to offer integrated, end-to-end logistics solutions for both our dry and liquid customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia region has allowed us to differentiate our business and offer superior services compared to our competitors.

Corporate Information

Our legal and commercial name is Navios South American Logistics Inc. We have been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. Our office and principal place of business is located at Aguada Park Free Zone, Paraguay 2141, Of. 1603 Montevideo, Uruguay and our telephone number is +(30) (210) 459-5000. Our website is http://www.navios-logistics.com. The information on our website is not incorporated by reference into this report and should not be considered to be a part of this report. Trust Company of the Marshall Islands, Inc. serves as our agent for service of process, and our registered address, as well as address of its agent for service of process is Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960. We maintain offices in Montevideo, Uruguay, Buenos Aires, Argentina, Asuncion, Paraguay, and Corumba, Brazil. We own the Nueva Palmira port and transfer facilities indirectly through our Uruguayan subsidiary, CNSA, and the San Antonio port facility through our Paraguayan subsidiary, Petrolera San Antonio S.A. (“Petrosan”). All of our subsidiaries are wholly owned.

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

Our inland fleet is subject to regularly scheduled drydocking and special surveys which are carried out up to every eight years. Currently, our inland fleet is scheduled for intermediate surveys and special surveys as follows: Special Drydock every six years for pushboats and every eight years for barges and Afloat Intermediate Inspection in the middle of each six for pushboats and every two years for barges. All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. Most oceangoing vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. River units are only drydocked up to every eight years for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the vessel owner within prescribed time limits.

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

TMSA Program

OCIMF’s Tanker Management and Self Assessment (“TMSA”) program was introduced in 2004 as a tool to help vessel operators assess, measure and improve their management systems. The TMSA program has been expanded to encompass all tank vessel operators, including those managing coastal vessels and barges. The program encourages vessel operators to assess their safety management systems against listed key performance indicators and provides best practice guidance to minimize the possibility of problems reoccurring. Because non-SOLAS vessels are not subject to the ISM Code, operators of such vessels may use this guide as a tool to measure and improve their operations. A company that incorporates the guidelines contained in the TMSA into their management system may be considered as having an active assessment process, even if not being inspected under the SIRE scheme or having ISM as a management system. Vessel operators can use their assessment results to develop a phased improvement plan that improves safety and environmental performance. Although the TMSA program provides guidance, responsibility for vessel operations, and distribution of this data, lies exclusively with the vessel operator. The TMSA program builds upon the ISM Code and can provide valuable feedback to the charterer on the effectiveness of the vessel operator’s management system. Beginning this year OCIMF upgrade the present TMSA 2 to the TMSA 3 version that we are under implementation process.

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

C. Organizational Structure

Navios Logistics maintains offices in Montevideo, Uruguay, Buenos Aires, Argentina, Asuncion, Paraguay, and Corumba, Brazil. Navios Logistics holds the rights to operate the ports and transfer facilities in Nueva Palmira indirectly through its Uruguayan subsidiary, CNSA, and owns the San Antonio port facility through its Paraguayan subsidiary, Petrosan.

The table below sets forth Navios Logistics’ current corporate structure.

Navios Logistics was incorporated as a Marshall Islands corporation on December 17, 2007 and its subsidiaries are listed below:

Subsidiaries included in the consolidation:

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of operations
				2017	2016	2015
Corporacion Navios S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Energias Renovables del Sur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat- Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Horamar do Brasil Navegação Ltda.	Brazil	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of operations
				2017	2016	2015
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Naviera Alto Parana S.A.	Paraguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Edolmix S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Cartisur S.A.	Uruguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
NP Trading S.A	British Virgin Islands	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Delta Naval Trade S.A.	Panama	Non-Operating Company	100%	1/1-12/31	7/21-12/31	—
Terra Norte Group S.A.	Paraguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	9/30-12/31

D. Property, Plants and Equipment

Our only material property is our owned vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

We and our subsidiaries currently lease (or occupy as free zone users, as the case may be), the following premises:

•	Our subsidiary CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which we operate our port and transfer facilities, located at Zona Franca, Nueva Palmira, Uruguay. CNSA was authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, who on September 27, 1956 approved an agreement, as required by applicable law at the time. On December 4, 1995, CNSA’s rights as a direct user were renewed in a single free zone user agreement, which was subsequently amended on multiple occasions—incorporating new plots of land—until its final version dated March 4, 2016. The agreement currently in force permits CNSA to install and operate a transfer station to handle and store goods, and to build and operate a plant to receive, prepare and dry grain, iron ore, minerals and all types of liquid cargo on land in the Nueva Palmira Free Zone. The agreement expires on March 3, 2046, with a 20-year extension at our option, until 2066. We pay a fixed annual fee of approximately $0.3 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $0.20 per ton transshipped until December 31, 2017 and of $ 0.25 per ton transshipped thereafter. We have certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division if we breach the terms of the agreement, or labor laws and social security contributions, and if we commit illegal acts or acts expressly forbidden by the agreement. In March 2013, CNSA acquired Enresur, a Nueva Palmira Free Zone direct user, and in December 2014, we acquired Cartisur and Edolmix, both also Nueva Palmira Free Zone direct users. On March 4, 2016, the lands pertaining to Cartisur were assigned to CNSA.

•	CNSA also leases approximately 400 square meters of space at Paraguay 2141, Montevideo, Uruguay, pursuant to a lease that expires in November 2020.

•	Our subsidiary Compania Naviera Horamar S.A. leases approximately 409 square meters at Cepeda 429 Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 2020.

•	Petrolera San Antonio S.A. leases approximately 10,481 square meters of a land and a small warehouse next to the river Paraguay at San Miguel district of Asunción over the way to the Club Mbigua, pursuant to a lease agreement that expires in June 2018.

•	Compania Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito, pursuant to a lease agreement that expires in May 2018.

•	Compania Naviera Horamar S.A. leases approximately 1,370 square meters of office space at Av. Juana Manso 205, Buenos Aires, Argentina, pursuant to a lease agreement that expires in June 2021.

•	Merco Par S.A.C.I. leases approximately 655 square meters of office space at Avenida Aviadores del Chaco No 1.669 corner San Martín, Asuncion, Paraguay, pursuant to a lease agreement that expires in November 2018.

•	Our subsidiary CNSA owns premises in Montevideo, Uruguay. This space is approximately 112 square meters and is located at Juan Carlos Gomez 1445, Oficina 701, Montevideo 1100, Uruguay.

•	Our subsidiary Petrolera San Antonio S.A. owns the premises from which it operates in Avenida San Antonio, Paraguay. This space is approximately 146,744 square meters and is located between Avenida San Antonio and Virgen de Caacupe, San Antonio, Paraguay.

•	Our subsidiary Compania Naviera Horamar S.A. owns two storehouses located at 880 Calle California, Ciudad Autonoma de Buenos Aires, Argentina and at 791/795 Calle General Daniel Cerri, Ciudad Autonoma de Buenos Aires, Argentina of approximately 259 and 825 square meters, respectively. Compania Naviera Horamar S.A. also owns approximately 1,208 square meters of office space located in 846 Avenida Santa Fe, Ciudad Autonoma de Buenos Aires, Argentina.

•	Our subsidiary Petrovia Internacional S.A. owns three plots of land in Nueva Palmira, Uruguay, two of approximately 29 acres each and one of 23 acres.

•	Merco Par S.A.C.I. leases some premises alongside the River Paraguay from Relámpago Servicios Import Export S.A. for docking purposes. This property has 380 meters of costal line, by 40 meters of front on the Paraguay River in Bañado Norte, Municipality of Blanco Cue, Asunción District, in Paraguay. The lease is valid until July 2018, and it is automatically renewable for two years.

•	Petrolera San Antonio S.A: leases some premises alongside the Paraguay River from Ingeniería Naval Especializada S.R.L. (INAVE), located on Blanco Cué. The lease is valid until June 2018.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Logistics. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements, including the notes to those financial statements, for each of the fiscal years ended December 31, 2017, 2016 and 2015 which are included elsewhere in this Annual Report.

This report contains forward-looking statements. These forward-looking statements are based on Navios Logistics’ current expectations and observations. See “Forward-Looking Statements” and “Item 3.D Risk Factors” in this report for the factors that, in Navios Logistics’ view, could cause actual results to differ materially from the forward-looking statements contained in this report.

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. We believe we are one of the largest logistics companies in the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. We serve our customers in the Hidrovia region through our three port storage and transfer facilities, one for agricultural and forest-related exports, one for mineral related exports both located in Nueva Palmira Free Zone, Uruguay, and one for refined petroleum products in San Antonio, Paraguay. We complement our three port terminals with a diverse fleet of 338 barges and pushboats and eight vessels, including six oceangoing tankers, one bunker vessel and one river and estuary product tanker to be delivered, which operate in our cabotage business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or “LPG”).

For a discussion of our history and development, see “Item 4.A History and Development of the Company”.

Ports

We own three port storage and transfer facilities, one for agricultural and forest-related exports, one for mineral related exports and one for refined petroleum products. Our port facilities in Nueva Palmira, Uruguay, with a total storage capacity for grains of 460,000 metric tons, and a stockpile capacity of 700,000 tons for mineral ores, moved 4.0 million tons of dry cargo in 2017, as compared to 3.6 million tons of dry cargo in 2016. Our port facility in San Antonio, Paraguay, with a total storage capacity of 45,660 cubic meters, moved approximately 251,467 cubic meters of stored liquid cargos and had 53,082 cubic meters of sales of products concerning liquid fuels (primarily diesel and naphtha) in 2017 as compared to approximately 212,992 cubic meters of stored cargos and 49,379 cubic meters of sales of products in 2016.

Fleet

Our current core fleet consists of a total of 346 vessels, barges and pushboats (including one river and estuary tanker to be delivered) of which 344 are owned by us and two are chartered-in under long-term charter-in contracts.

Long-term charter-in contracts are considered to be charter-in contracts with duration of more than one year at inception. We currently have entered into charter-in contracts having an average remaining duration of approximately 2.2 years.

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

Statement of Operations Breakdown by Segment

We report our operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminals operations and the liquid port terminal operations. For further historical segment information, please see our audited consolidated financial statements included elsewhere in this report.

Financial Highlights

For the year ended December 31, 2017 compared to the year ended December 31, 2016

The following table presents consolidated revenue and expense information for the years ended December 31, 2017 and 2016 and was derived from our audited consolidated financial statements.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2017	Year Ended December 31, 2016
Time charter, voyage and port terminal revenues	$180,044	$190,218
Sales of products	32,572	30,118
Time charter, voyage and port terminal expenses	(33,617)	(32,139)
Direct vessel expenses	(62,554)	(69,130)
Cost of products sold	(30,717)	(27,450)
Depreciation of vessels, port terminals and other fixed assets	(23,322)	(23,105)
Amortization of intangible assets	(3,543)	(3,523)
Amortization of deferred drydock and special survey costs	(7,928)	(6,870)

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2017	Year Ended December 31, 2016
General and administrative expenses	(16,665)	(14,294)
(Provision for)/ recovery of losses on accounts receivable	(569)	(1,304)
Taxes other than income taxes	(9,018)	(9,740)
Interest expense and finance cost	(28,347)	(24,240)
Interest income	238	815
Gain on sale of assets	1,064	—
Foreign exchange differences, net	(726)	1,722
Other income, net	2,725	61

(Loss)/ income before income taxes	$(363)	$11,139
Income tax benefit / (loss)	3,468	(982)

Net income	3,105	10,157

Time Charter, Voyage and Port Terminal Revenues: For the year ended December 31, 2017, revenue decreased by $10.2 million or 5.3% to $180.0 million, as compared to $190.2 million for 2016. Revenue from the barge business decreased by a $22.9 million or 22.6% to $78.4 million for the year ended December 31, 2017, as compared to $101.3 million for the same period in 2016. This decrease was mainly attributable to the expiration of certain iron ore transportation contracts in the second half of 2016. Revenue from the cabotage business decreased by $4.5 million or 8.6% to $48.1 million for the year ended December 31, 2017, as compared to $52.6 million for the same period during 2016. This decrease was mainly attributable to a decrease in the cabotage fleet’s operating days. The overall decrease was partially mitigated by a $17.2 million or 47.6% increase in revenue from the port terminal business to $53.5 million for the year ended December 31, 2017, as compared to $36.3 million for the same period during 2016. The increase was mainly attributable to the commencement of operations at the new iron ore terminal.

Sales of Products: For the year ended December 31, 2017, sales of products increased by $2.5 million or 8.1% to $32.6 million, as compared to $30.1 million for the same period during 2016. This increase was attributable to an increase in volume and price of the products sold at the Paraguayan liquid port terminal.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $1.5 million or 4.6% to $33.6 million for the year ended December 31, 2017, as compared to $32.1 million for the same period in 2016. The increase was mainly due to a $2.1 million or 17.0% increase in the port terminal business to $14.4 million for the year ended December 31, 2017, as compared to $12.3 million for the same period in 2016. This increase is due to the commencement of operations in the second quarter of 2017 at the new iron ore terminal. The overall increase was partially mitigated by a $0.4 million or 2.2% decrease in time charter, voyage and port terminal expenses from the barge business to $17.3 million for the year ended December 31, 2017, as compared to $17.7 million for the same period in 2016, mainly attributable to the reduced number of voyages. Time charter and voyage expenses of the cabotage business decreased by $0.2 million or 11.1% to $1.9 million for the year ended December 31, 2017, as compared to $2.1 million for the same period of 2016. This decrease was mainly attributable to the decrease in the number of operating days of the fleet.

Direct Vessel Expenses: Direct vessel expenses decreased by $6.5 million or 9.5% to $62.6 million for the year ended December 31, 2017, as compared to $69.1 million for the same period in 2016. Direct vessel expenses of the barge business decreased by $4.9 million or 14.1% to $30.6 million for the year ended December 31, 2017, as compared to $35.5 million for the same period in 2016, mainly attributable to decreased repairs and maintenance and crew costs. Direct vessel expenses of the cabotage business decreased by $1.6 million or 4.7% to $32.0 million for the year ended December 31, 2017, as compared to $33.6 million for the same period in 2016. This decrease was mainly attributable to a decrease in the cabotage fleet’s operating days. Direct vessel expenses include crew costs, victualling costs, dockage expenses, lubricants, stores, insurance, maintenance and repairs.

Cost of Products Sold: For the year ended December 31, 2017, cost of products sold increased by $3.2 million or 11.9% to $30.7 million, as compared to $27.5 million for the same period during 2016. This increase was attributable to the increase in the volume and price of the products sold at the Paraguayan liquid port terminal.

Depreciation of Vessels, Port Terminals and Other Fixed Assets: Depreciation of vessels, port terminals and other fixed assets, increased by $0.2 million or 0.9% to $23.3 million for the year ended December 31, 2017, as compared to $23.1 million for the same period of 2016. Depreciation in the port terminal business increased by $1.7 million or 48.3% to 5.2 million for the year ended December 31, 2017, as compared to $3.5 million for the same period of 2016, mainly due to the commencement of operations at the new iron ore terminal. Depreciation in the cabotage business increased by $0.2 million or 10.2% to $2.9 million for the year ended December 31, 2017, as compared to $2.7 million for the same period in 2016. Depreciation in the barge business decreased by $1.7 million or 10.4% to $15.2 million for the year ended December 31, 2017, as compared to $16.9 million for the same period in 2016, mainly due to the accelerated depreciation of certain barges recorded in 2016.

Amortization of Intangibles Assets: Amortization of intangible assets remained the same for the barge and the port terminal business for the year ended December 31, 2017, as compared to the same period in 2016.

Amortization of Deferred Drydock and Special Survey Costs: For the year ended December 31, 2017, amortization of deferred drydock and special survey costs increased by $1.0 million or 15.4% to $7.9 million, as compared to $6.9 million for the same period in 2016.

General and Administrative Expenses: General and administrative expenses increased by $2.4 million or 16.6% to $16.7 million for the year ended December 31, 2017, as compared to $14.3 million for the same period during 2016. This increase was mainly attributable to an increase in salaries and general expenses.

Provision for Losses on Accounts Receivable: Provision for losses on accounts receivable decreased by $0.7 million or 56.4% to $0.6 million for the year ended December 31, 2017, as compared to $1.3 million for the same period during 2016.

Taxes Other Than Income Taxes: Taxes other than income taxes decreased by $0.7 million or 7.4% to $9.0 million for the year ended December 31, 2017, as compared to $9.7 million for the same period during 2016. This decrease was mainly attributable to $0.6 million decrease in the barge business relating to turnover tax and $0.1 million decrease in the cabotage business.

Interest Expense and Finance Cost: Interest expense and finance cost increased by $4.1 million or 16.9% to $28.3 million for the year ended December 31, 2017, as compared to $24.2 million for the same period in 2016. The increase was attributable to the increased amount of debt and the reduced amount of capitalized interest, following the completion of the new iron ore terminal, during the year ended December 31, 2017.

Interest Income: Interest income decreased by $0.6 million or 70.8% to $0.2 million for the year ended December 31, 2017, as compared to $0.8 million for the same period in 2016. The decrease is due to lower income from short-term deposits.

Gain on sales of assets: Gain on sales of assets amounted to $1.1 million for the year ended December 31, 2017, as compared to zero for the same period during 2016, mainly attributable to the sale of two self-propelled barges.

Foreign Exchange Differences, net: Loss from foreign exchange differences increased by $2.4 million to $0.7 million for the year ended December 31, 2017 as compared to a $1.7 million gain from foreign exchange differences for the same period in 2016. The variation is mainly attributable to the less favorable fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conducted our operations.

Other Income, Net: Other income, net increased by $2.6 million to $2.7 million for the year ended December 31, 2017, as compared to $0.1 million for the same period in 2016. Other income, net in the barges business increased by $2.5 million to $2.7 million for the year ended December 31, 2017, mainly due to the income recorded from an arbitration award. Other expense, net in the port terminal business decreased by $0.1 million to zero for the year ended December 31, 2017, as compared to $0.1 million other expense for the same period of 2016. Other income, net in the cabotage business was zero for both periods.

Income Tax Benefit/(loss): Income tax benefit increased by $4.5 million to $3.5 million for the year ended December 31, 2017, as compared to $1.0 million of expense for the same period in 2016. The barge business had an increase of $4.2 million to $4.7 million for the year ended December 31, 2017, as compared to $0.5 million benefit for the same period in 2016. This increase was mainly due to a reduction of deferred tax liability due to the decrease in future Argentinean income tax rates from 2018 onwards. The cabotage business had a decrease in income tax expense of $0.3 million or 17.7%, to $1.2 million of expense for the year ended December 31, 2017, as compared to a $1.5 million of expense in the same period in 2016, due to lower pretax profit.

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

Adjusted EBITDA Reconciliation to Net Income/(Loss)

EBITDA represents net income/(loss) before interest, taxes, depreciation and amortization. Adjusted EBITDA in this document represents EBITDA before loss on bond extinguishment. Adjusted EBITDA is presented because it is used by certain investors to measure a company’s operating performance. Adjusted EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. While Adjusted EBITDA is frequently used as a measure of operating performance, the definition of Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Year Ended December 31, 2017

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Net income/(loss)	$23,824	$(5,861)	$(14,858)	$3,105
Depreciation of vessels, port terminals and other fixed assets	5,238	2,940	15,144	23,322
Amortization of intangible assets	729	—	2,814	3,543
Amortization of deferred drydock and special survey costs	—	5,148	2,780	7,928
Interest income	(14)	—	(224)	(238)
Interest expense and finance cost, net	7,004	4,784	16,559	28,347
Income tax expense/(benefit)	—	1,199	(4,667)	(3,468)

Adjusted EBITDA	$36,781	$8,210	$17,548	$62,539

Year Ended December 31, 2016

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Unallocated Interest	Total
Net income/(loss)	$18,208	$(466)	$(6,593)	$(992)	$10,157
Depreciation of vessels, port terminals and other fixed assets	3,533	2,667	16,905	—	23,105
Amortization of intangible assets	706	—	2,817	—	3,523
Amortization of deferred drydock and special survey costs	—	3,765	3,105	—	6,870
Interest income	(54)	—	(761)	—	(815)
Interest expense and finance cost, net	1,381	4,894	16,973	992	24,240
Income tax expense/(benefit)	—	1,457	(475)	—	982

Adjusted EBITDA	$23,774	$12,317	$31,971	$—	$68,062

Year Ended December 31, 2015

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Unallocated Interest	Total
Net income/(loss)	$24,632	$(3,157)	$4,502	$(3,739)	$22,238
Depreciation of vessels, port terminals and other fixed assets	3,431	4,645	16,070	—	24,146
Amortization of intangible assets	1,006	—	2,817	—	3,823
Amortization of deferred drydock and special survey costs	—	4,810	2,470	—	7,280
Interest income	(250)	—	(319)	—	(569)
Interest expense and finance cost, net	1,088	5,273	16,982	3,739	27,082
Income tax expense/(benefit)	—	785	(4,336)	—	(3,551)

Adjusted EBITDA	$29,907	$12,356	$38,186	$—	$80,449

Adjusted EBITDA decreased by $5.6 million to $62.5 million for the year ended December 31, 2017, as compared to $68.1 million for the same period of 2016. This decrease was mainly due to (a) a $10.2 million decrease in time charter, voyage and port terminal revenues, of which $22.9 million was attributable in the barge business, $4.5 million was attributable to the cabotage business, partially mitigated by $17.2 million increase in the port terminal business, (b) a $3.2 million increase in cost of products sold in the port terminal business, (c) a $2.4 million increase in general and administrative expenses of which $1.2 million was attributable to the port terminal business, $0.7 million to the barge business and $0.5 million to the cabotage business, (d) a $2.4 million increase in foreign exchange differences loss, of which $1.1 million was attributable to the cabotage business, $1.0 million to the barge business and $0.3 million to the port terminal business and (e) a $1.5 million increase in time charter, voyage and port terminal expenses, of which $2.1 million was attributable to the port terminal business, partially mitigated by $0.4 million decrease in the barge business and $0.2 million decrease in the cabotage business. This decrease was partially offset by (a) a $6.5 million decrease in direct vessel expenses, of which $4.9 million was attributable to the barge business and a $1.6 million in the cabotage business, (b) a $2.6 million increase in other income, net, of which $2.5 million was attributable to the barges business and $0.1 million was attributable to the port terminal business, (c) a $2.5 million increase in sales of products in the port terminal business, (d) $1.1 million increase in gain on sale of assets attributable to the barge business, (e) a $0.7 million decrease in provision for losses on accounts receivable and (f) a $0.7 million decrease in taxes other than income taxes, of which $0.6 million was attributable to the barge business and a $0.1 million to the cabotage business.

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

B. Liquidity and Capital Resources

We have historically financed our capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under our credit facilities and issuance of other debt. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards and repayments of credit facilities. We may also use funds to repurchase our outstanding indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms we deem appropriate and subject to the our cash requirements for other purposes, compliance with the covenants under our debt agreements, and other factors management deems relevant. Our cash forecast indicates that we will generate sufficient cash for at least the next 12 months from March 27, 2018 to make the required principal and interest payments on our indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position. In addition, we regularly review opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “— Working Capital”, “— Capital Expenditures” and “— Long-term Debt Obligations and Credit Arrangements” for further discussion of our working capital position.

The following table presents cash flow information for each of the years ended December 31, 2017, 2016 and 2015.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Net cash provided by operating activities	$39,871	$18,979	$44,985
Net cash used in investing activities	(46,321)	(91,173)	(27,039)
Net cash provided by/ (used in) financing activities	21,156	55,869	(8,370)

Net increase/ (decrease) in cash and cash equivalents	14,706	(16,325)	9,576
Cash and cash equivalents, beginning of year	65,182	81,507	71,931

Cash and cash equivalents, end of year	$79,888	$65,182	$81,507

Cash provided by operating activities for the year ended December 31, 2017 as compared to the year ended December 31, 2016:

Net cash from operating activities increased by $20.9 million to $39.9 million cash provided by operating activities for the year ended December 31, 2017 as compared to $19.0 million cash provided by operating activities for the year ended December 31, 2016. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2017	Year Ended December 31, 2016
Net income	$3,105	$10,157
Depreciation of vessels, port terminals and other fixed assets	23,322	23,105
Amortization of intangible assets	3,543	3,523
Accretion of Notes payable / unwinding of discount	(25)	477
Amortization of deferred financing costs	1,275	1,002
Amortization of deferred drydock and special survey costs	7,928	6,870
Provision for/ (recovery of) losses on accounts receivable	569	1,304
Gain on sale of assets	(1,064)	—
Income tax (loss)/benefit	(3,468)	982

Net income adjusted for non-cash items	$35,185	$47,420

Accounts receivable, net decreased by $7.2 million, including the $21.5 million cash received in March 2017 following the favorable resolution of the arbitration proceedings in New York (see also “Legal Proceedings”), from $32.9 million at December 31, 2016, to $25.7 million at December 31, 2017.

Prepaid expenses and other current assets decreased by $3.6 million from $9.8 million at December 31, 2016 to $6.2 million at December 31, 2017. This decrease was attributable to (a) a $1.1 million decrease in advances to providers, (b) a $1.0 million decrease in deferred insurance premiums, (c) a $0.7 million decrease in insurance claims to be recovered, (d) a $0.5 million decrease in other prepaid expenses and (e) a $0.3 million decrease in prepaid VAT and other taxes.

Accounts payable and due to related parties decreased by $7.4 million from $29.9 million at December 31, 2016 to $22.5 million at December 31, 2017. The main reason for this increase was the $7.6 million decrease in trade payable, partially mitigated by an increase of $0.2 million in due to related parties.

Deferred income increased by $1.2 million from $4.5 million at December 31, 2016 to $5.7 million at December 31, 2017. This decrease mainly relates to the cabotage business.

Inventories increased by $0.5 million from $7.8 million at December 31, 2016 to $8.3 million at December 31, 2017. This increase was mainly due to the increase in inventory of our liquid port in Paraguay.

Accrued expenses increased by $2.5 million from $15.9 million at December 31, 2016 to $18.4 million at December 31, 2017. This increase was attributable to (a) a $1.1 million increase in accrued interest, (b) a $0.6 million increase in accrued fees, (c) a $0.5 million increase in accrued salaries and (d) a $0.4 million increase in taxes payable, partially mitigated by a $0.1 million decrease in other accrued expenses.

Cash used in investing activities for the year ended December 31, 2017 as compared to the year ended December 31, 2016:

Net cash used in investing activities decreased by $44.9 million to $46.3 million for the year ended December 31, 2017, from $91.2 million for the same period in 2016.

Cash used in investing activities for year ended December 31, 2017 was mainly attributable to (a) $19.0 million in payments for the expansion of the Company’s dry port terminal, (b) $14.6 million in payments for the construction of the Company’s three new pushboats, (c) $6.1 million in payments for the construction of a river and estuary tanker, (d) $5.5 million in payments for the improvement of barges, pushboats and vessels, (e) $0.7 million in payments for the purchase of other fixed assets, (f) $0.6 million in payments for the purchase of covers for dry barges, partially mitigated by (a) $0.2 million in collections of Note receivable.

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

Cash provided by financing activities for the year ended December 31, 2017 as compared to cash used in financing activities for the year ended December 31, 2016:

Net cash provided by financing activities decreased by $34.7 million to $21.2 million cash provided by financing activities for the year ended December 31, 2017, as compared to $55.9 million of cash provided by financing activities for the same period of 2016.

Cash provided by financing activities for the year ended December 31, 2017 was due to (a) $95.5 million of proceeds from Term Loan B Facility (net of deferred financing cost and discount of $4.5 million), (b) $13.9 million of proceeds from long term debt (net of deferred financing cost of $0.1 million) and (c) $0.7 million of proceeds from Notes Payable, partially mitigated by (a) $70.0 million dividend paid to shareholders, (b) $12.4 million of payments for the extinguishment of obligations under capital leases in connection with the product tanker vessels, the San San H and the Ferni H, (c) $4.0 million of repayment of the Notes Payable and (d) $2.5 million in payments for the repayment of long-term debt.

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

Long-term Debt Obligations and Credit Arrangements

2022 Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and together with Navios Logistics, the “Co-Issuers”) issued $375.0 million in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The effect of this transaction was the recognition of a $27.3 million loss in the consolidated statement of operations under “Loss on bond extinguishment”. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

The Co-Issuers have the option to redeem the 2022 Senior Notes in whole or in part, at their option, at any time on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the 2022 Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

As of December 31, 2017, and December 31, 2016, deferred financing costs associated with the 2022 Senior Notes amounted to $5.7 and $6.8, respectively. Interest expense associated with the senior notes amounted to $27.2, $27.2 and $27.2 for the years ended December 31, 2017, 2016 and 2015, respectively.

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

As of December 31, 2017, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, Narreva Alto Parana and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Term Loan B Facility

On November 3, 2017, Navios Logistics and Navios Logistics Finance (US) Inc., as co-borrowers, completed the issuance of a new $100.0 million Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bears an interest rate of LIBOR plus 475 basis points and has a four year term with 1.0% amortization per annum. The Term Loan B Facility is fully and unconditionally guaranteed jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the Term Loan B Facility. The subsidiary guarantees are “full and unconditional,” except that the credit agreement provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances. The Term Loan B Facility is secured by first priority mortgages on five tanker vessels servicing our cabotage business as well as by assignments of the revenues arising from certain time charter contracts, and an iron ore port contract. The net proceeds of the Term Loan B Facility were used: (i) to finance a $70.0 million dividend of which $44.7 million was paid to Navios Holdings, (ii) for general corporate purposes and (iii) to pay fees and expenses relating to the Term Loan B Facility.

The Term Loan B Facility contains restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, including change of control.

As of December 31, 2017, a balance of $100.0 million was outstanding under the Term Loan B Facility.

As of December 31, 2017, unamortized deferred financing costs associated with the Term Loan B Facility amounted to $4.3 million. Interest expense associated with the Term Loan B Facility amounted to $1.0 million for the year ended December 31, 2017.

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $42.0 million, including all related fixed financing costs of $5.9 million, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Navios Logistics. As of December 31, 2017, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $31.1 million.

Interest expense associated with the Notes Payable amounted to $1.0 million and $1.1 million for the year ended December 31, 2017 and December 31, 2016, respectively.

Other Indebtedness

On December 15, 2016, Navios Logistics entered into a facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”) for an amount of $25.0 million, for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in twenty quarterly installments, starting on June 19, 2017, and secured by assignments of certain receivables. As of December 31, 2017, the outstanding amount of the loan was $23.3 million.

On May 18, 2017, Navios Logistics entered into a $14.0 million term loan facility in order to finance the acquisition of two product tankers. The term loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7.0 million on the last repayment date. As of December 31, 2017, the outstanding amount of the loan was $13.3 million and deferred financing costs associated with the term loan amounted to $0.1 million.

In connection with the acquisition of Hidronave S.A., on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of the pushboat Nazira. As of December 31, 2017, the outstanding loan balance was $0.3 million ($0.3 million as of December 31, 2016). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments and the final repayment must occur prior to August 10, 2021.

In connection with the loan and other long term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

The Company was in compliance with all the covenants as of December 31, 2017.

The annual weighted average interest rates of the Company’s total borrowings were 6.13%, 6.08% and 7.21% for the year ended December 31, 2017, 2016 and 2015, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter on all credit facilities outstanding as of December 31, 2017, based on the repayment schedule of the respective loan facilities (as described above).

Payment due by period	As of December 31, 2017 (Amounts in millions of U.S. dollars)
December 31, 2018	11.1
December 31, 2019	11.8
December 31, 2020	13.0
December 31, 2021	110.3
December 31, 2022	389.2
December 31, 2023 and thereafter	7.5

Total long-term borrowings	$542.9

Working Capital

On December 31, 2017, our current assets totaled $120.4 million, while current liabilities totaled $56.6 million, resulting in a positive working capital position of $63.8 million. Our cash forecast indicates that we will generate sufficient cash for at least the next 12 months from March 27, 2018 to make the required principal and interest payments on our indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Our Argentine subsidiaries could be prevented from transferring funds outside of Argentina. See “Item 3.D Risk Factors — Risks Relating to Argentina.”

Capital Expenditures

On February 11, 2014, we entered into an agreement for the construction of three newbuilding pushboats with a purchase price of $7.3 million for each pushboat. As of December 31, 2017, we had paid $30.7 million related to the construction of the new pushboats, which were delivered in February of 2018.

Navios Logistics has signed a shipbuilding contract for the construction of a river and estuary tanker for a total consideration of $14.9 million (€12.4 million). As of December 31, 2017, Navios Logistics had paid $6.1 million related to the construction of the tanker vessel. The vessel is expected to be delivered in the second quarter of 2018.

During the second quarter of 2017, Navios Logistics substantially completed the expansion of its dry port in Uruguay. As of December 31, 2017, Navios Logistics had paid $156.8 related to the iron ore terminal expansion.

On September 4, 2017, Navios Logistics has signed an agreement for the construction of covers for dry barges for a total consideration of $1.1 million. As of December 31, 2017, Navios Logistics had paid $0.6 million.

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

Navios Logistics’ ability to pay dividends is also restricted by the terms of the indenture governing its 2022 Senior Notes and the Term Loan B Facility.

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

On November 3, 2017, Navios Logistics paid a dividend in the aggregate amount of $70.0 million, out of which $44.7 was paid to Navios Holdings.

Concentration of Credit Risk

Accounts Receivable

Concentrations of credit risk with respect to accounts receivables are limited due to our large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk, beyond amounts provided for collection losses, is inherent in our trade receivables. For the year ended December 31, 2017, our three largest customers, Vale, YPF and Axion Energy, accounted for 20.3%, 13.7% and 12.7% of our revenues, respectively, and our five largest customers accounted for approximately 61.9%. For the year ended December 31, 2016, our three largest customers, Vale, Axion Energy and Cammesa, accounted for 28.0%, 13.8% and 11.5% of our revenues, respectively, and our five largest customers accounted for approximately 67.4%. For the year ended December 31, 2015, our two largest customers, Vale and Cammesa, accounted for 27.8% and 12.9% of our revenues, respectively, and our five largest customers accounted for approximately 61.7% of our revenues. Other than our largest customers mentioned above, no other customer accounted for more than 10% of our revenues during the years ended December 31, 2017, 2016 and 2015.

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

As of December 31, 2017, our subsidiaries in South America were not contingently liable for claims and penalties towards the local tax authorities. According to the Horamar acquisition agreement, if such cases are brought against us, the amounts involved will be reimbursed by the previous shareholders, and, as such, we have recognized a receivable against such liability.

The Company issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol up to $12.0 million. This guarantee expires on March 1, 2019.

F. Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as of December 31, 2017:

Contractual Obligations (Amounts in millions of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations(1)	$11.1	$24.8	$499.5	$7.5	$542.9
Operating lease obligations (barges)	0.2	0.2	—	—	0.4
Acquisition of three pushboats(2)	0.6	—	—	—	0.6
Acquisition of estuary and river tanker(3)	9.0	—	—	—	9.0
Acquisition of covers for dry barges(4)	0.5	—	—	—	0.5
Rent obligations(5)	0.8	1.1	0.2	—	2.1

Total	$22.2	$26.1	$499.7	$7.5	$555.5

(1)	Represents principal payments on amounts drawn on our outstanding credit facilities, the 2022 Senior Notes, the Term loan B Facility and the Notes Payable, which bear interest at fixed or floating rates. The amounts in the table exclude expected interest payments of $36.6 million (less than 1 year), $71.4 million (1-3 years), $49.0 million (3-5 years) and $0.3 million (more than 5 years). Expected interest payments are based on the terms of the outstanding debt obligations and currently effective interest rates, where applicable.
(2)	Future remaining contractual payments for the acquisition of three pushboats, which were delivered in February 2018.
(3)	Future remaining contractual payments for the acquisition of an estuary and river tanker. Navios Logistics has secured a credit from the shipbuilder to finance up to 50% of the purchase price, with a maximum amount of $7.4 million (€6.2 million).
(4)	Future remaining contractual payments for the acquisition of covers for dry barges.
(5)	We have several lease agreements with respect to our various operating offices.

Recent Accounting Pronouncements

For a description of Navios Logistics’ recent accounting pronouncements, see Note 2 to the consolidated financial statements, included herein.

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

Useful life of the assets, are:

Dry port terminal	5 to 49 years
Oil storage, plant and port facilities for liquid cargoes	5 to 20 years
Other fixed assets	5 to 10 years

Deferred Drydock and Special Survey Costs: Our vessels, pushboats and barges are subject to regularly scheduled drydocking and special surveys that are carried out every five years for oceangoing vessels and up to every eight years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies as applicable, unless a further extension is obtained under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, pushboats and barges sold are charged against income in the year the vessel, pushboats or barge is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and fuel, labor and services incurred solely during the drydocking or special survey period.

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

As of December 31, 2017, the fair value of the reporting units was in significant excess of their carrying values.

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

No impairment loss was recognized for any of the periods presented. Amortizable intangible assets are amortized under the straight line method according to the following weighted average amortization periods:

Intangible assets/liabilities	Years
Trade name	10
Port terminal operating rights	47
Customers relationships	20

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors and Senior Management

The following table sets forth information regarding our current directors and members of our senior management as of March 27, 2018:

Name	Age	Position
Angeliki Frangou	52	Chairman and Director
Claudio Pablo Lopez	59	Chief Executive Officer, Vice Chairman and Director
Carlos Augusto Lopez	56	Chief Commercial Officer-Shipping Division and Director
Horacio Enrique Lopez	61	Chief Operating Officer-Shipping Division and Director
Ruben Martinez	59	Chief Operating Officer-Port Division and Director
Ioannis Karyotis	41	Chief Financial Officer
George Achniotis	53	Executive Vice President-Business Development and Director
Vasiliki Papaefthymiou	49	Executive Vice President-Legal
Efstratios Desypris	44	Senior Vice President-Strategic Planning and Director
Anna Kalathakis	47	Secretary, Senior Vice President-Legal Risk Management

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is Aguada Park Free Zone, Paraguay 2141, Of. 1603, Montevideo Uruguay.

Angeliki Frangou has been our Chairman and a Member of the Board of Directors since our inception in December 2007. Ms. Frangou has also been the Chairman and Chief Executive Officer of Navios Maritime Holdings Inc. (NYSE: NM). In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007, the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation (NYSE: NNA), an affiliated corporation, since March 2008 and the Chairman and Chief Executive Officer of Navios Midstream Partners L.P. (NYSE: NAP), an affiliated limited partnership, since October 2014, and the Chairman and Chief Executive Officer of Navios Maritime Containers Inc (N-OTC:NMCI), an affiliated corporation since April 2017. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. Ms. Frangou is a Member of the Board of the United Kingdom

Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since March 2016, Ms. Frangou is a Member of the DNV GL Greek National Committee. Since May 2014, Ms. Frangou has been a Member of the Board of the Hellenic Mutual War Risks Association (Bermuda) Limited. Since February 2015, Ms. Frangou has been a Member of the Board of the Union of Greek Shipowners. Since October 2015, Ms. Frangou has been a Member of the Board of Trustees of Fairleigh Dickinson University. Since July 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

Claudio Pablo Lopez has been our Vice Chairman, Chief Executive Officer and a member of our Board of Directors since January 2008. Mr. Lopez has been a member of the Board of Directors and Executive Director of Compania Naviera Horamar S.A. from December 2005 to 2014. Mr. Lopez has been the President of the Argentinean Shipowners’ Tankers Association (CAENA), the President of the Argentinean Shipping Companies Federation (FENA) and a member of Paraguayan Shipowners’ Association. He is also a distinguished member of the Uruguayan-Argentinean Chamber of Commerce, has been member of the Advisory Committee of the Prefectura Naval Argentina and Vice Secretary of Ports and Navigable Waters on behalf of Argentinean Shipowners’ Tankers Association. Mr. Lopez is a lawyer, specializing in transportation law, having graduated from the University of Belgrano in Buenos Aires, Argentina. He is a former professor of Maritime Law at the University of Belgrano and also a former adviser to the Senate of the Argentine National Congress. Mr. Lopez is also a member of the Buenos Aires Lawyers’ Association. Mr. Lopez is the brother of Carlos Augusto Lopez and Horacio Enrique Lopez, our Chief Commercial Officer — Shipping Division and Chief Operating Officer — Shipping Division, respectively, and members of our Executive Committee.

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

B. Compensation

Officers’ Compensation

The aggregate annual compensation paid to our executive officers was approximately $2.0 million for the year ended December 31, 2017, $1.2 million for the year ended December 31, 2016 and $1.2 million for the year ended December 31, 2015.

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

As of December 31, 2017, we employed 395 land-based employees: 50 employees in the Asuncion, Paraguay office, 21 employees at the port facility in San Antonio, Paraguay, 103 employees in the Buenos Aires, Argentina office, eight employees in the Montevideo, Uruguay office, 203 employees at the dry port facilities in Uruguay, and 10 employees in the Corumba, Brazil office.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth the beneficial ownership, as of March 27, 2018, of our common stock and by each person we know to beneficially own more than 5% of our common stock.

Percentage of beneficial ownership is based on 20,000 shares of common stock outstanding on March 27, 2018.

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

	Shares Beneficially Owned(1)(2)
Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Voting Power
Navios Maritime Holdings Inc.(1)	12,765	63.8%
Sinimalec S.A.(2)	7,235	36.2%

(1)	Navios Holdings, which beneficially owns shares of our common stock through its wholly owned subsidiary Navios Corporation, is a Marshall Islands corporation with shares of its common stock listed on the New York Stock Exchange, and is controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (its Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Shunji Sasada, Spyridon Magoulas, John Stratakis, George Malanga, and Efstathios Loizos. In addition, we have been informed by Navios Holdings that, based upon its knowledge, including, documents publicly available filed with the SEC, it believes that the only beneficial owner of greater than 5% of the common stock of Navios Holdings is Angeliki Frangou (30.6%) (who has previously filed an amended Schedule 13D indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and, as of March 27, 2018, she had purchased approximately $10.0 million of additional shares of common stock). We have been informed by Navios Holdings that, other than Angeliki Frangou, no beneficial owner of greater than 5% of Navios Holdings’ common stock is an affiliate of Navios Holdings.
(2)	Sinimalec S.A. (“Sinimalec”) is a Uruguay corporation which beneficially owns shares of our common stock through its 100% ownership in Peers Business Inc., a Panama corporation (the record holder of such shares) (“Peers”). The families of Claudio Pablo Lopez, our Chief Executive Officer and Vice Chairman, Carlos Augusto Lopez, our Chief Commercial Officer-Shipping Division and Horacio Enrique Lopez, our chief Operating Officer-Shipping Division each beneficially own 33.3% of the voting stock of Sinimalec. There is no contract, arrangement, understanding, relationship or other agreement among or between any of the Lopez brothers regarding the voting power or investment power of their respective ownership interests in Sinimalec. Each of the Lopez brothers expressly disclaims any beneficial ownership in the shares of Sinimalec owned by either of the families of the other brothers.

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

Total general and administrative fees charged pursuant to the Administrative Services Agreement for the year ended December 31, 2017 amounted to $1.0 million ($1.0 million for the year ended December 31, 2016 and $0.8 for the year ended December 31, 2015).

At December 31, 2017, 2016 and 2015, the amounts (due to) / from affiliate companies were as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
	(in millions of U.S. dollars)
Navios Holdings	$(0.3)	$(0.1)	$0.3

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

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer — Shipping Division, each of whom has no controlling interest in those companies. Total charges were less than $0.1 million for the year ended December 31, 2017 ($0.1 million in 2016 and $0.1 million in 2015) and amounts payable amounted to less than $0.1 million as of December 31, 2017 and December 31, 2016, respectively.

Employment Agreements

We have executed employment agreements with several of our key employees who are our noncontrolling shareholders. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete.

The employment agreements initially expired on December 31, 2009, but renew automatically for successive one-year periods until either party gives 90 days’ written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $0.28 million to $0.34 million per year, annual bonuses and other incentives provided certain EBITDA performance targets are achieved. Under the agreements, we accrued compensation totaling $0.9 million for the year ended December 31, 2017 ($0.9 million both in 2016 and in 2015).

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

This summary does not discuss all of the aspects of U.S. federal income taxation that may be relevant to a beneficial owner of the 2022 Senior Notes in light of such beneficial owner’s particular investment or other circumstances. This summary also does not discuss considerations or consequences relevant to persons subject to special provisions of U.S. federal income tax law, such as:

•	entities that are tax-exempt for U.S. federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts;

•	pass-through entities (including partnerships and entities and arrangements classified as partnerships for U.S. federal income tax purposes) and beneficial owners of pass-through entities;

•	U.S. expatriates;

•	persons that are subject to the alternative minimum tax;

•	persons that are accrual method taxpayers required to accelerate the recognition of any item of gross income for U.S. federal income tax purposes as a result of such income being recognized on an applicable financial statement;

•	financial institutions, insurance companies, and dealers or traders in securities or currencies;

•	persons having a “functional currency” other than the U.S. dollar; and

•	persons that hold the 2022 Senior Notes as part of a constructive sale, wash sale, conversion transaction or other integrated transaction or a straddle, hedge or synthetic security.

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

Interest Rate Risk:

Debt instruments: As of December 31, 2017 and December 31, 2016, we had a total of $542.9 million and $434.8 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a fixed rate except for the Term Loan B Facility, the Notes Payable, the BBVA loan and the Term Bank loan that bear interest at a floating rate.

Interest rates on the loan facility of Hidronave S.A. and the 2022 Senior Notes are fixed and, therefore, changes in interest rates affect their fair value which as of December 31, 2017 was $0.3 million and $361.5 million, respectively, but do not affect the related interest expense. The interest on the Term Loan B Facility, the Notes Payable, the BBVA loan and the Term Bank loan is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related interest expense. As of December 31, 2017, the Company’s floating rate loan facilities was $167.7 million. A change in the LIBOR rate of 100 basis points would increase interest expense for the year ended December 31, 2017 by $1.2 million.

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

Our subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. For the year ended December 31, 2017 and for the year ended December 31, 2016, approximately 60.3% and 61.1%, respectively, of our expenses were incurred in currencies other than U.S dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of operations. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above by 1.00% would change our net income for the year ended December 31, 2017 by $0.9 million.

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

Item 14. Material Modifications to the Rights of Shareholders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2017. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2017.

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

Navios Logistics’ management assessed the effectiveness of Navios Logistics’ internal control over financial reporting as of December 31, 2017. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on its assessment, management believes that, as of December 31, 2017, Navios Logistics’ internal control over financial reporting is effective based on those criteria.

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

Audit Fees

Our principal accountants for fiscal years 2017 and 2016 were Price Waterhouse and Co S.R.L. The audit fees for the audit of each of the years ended December 31, 2017 and 2016 were $0.7 million and $0.7 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2017 and 2016.

Tax Fees

There were no tax fees billed in 2017 and 2016.

All Other Fees

There were no other fees billed in 2017 and 2016.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-40 and are filed as part of this report statement.

Item 19.	Exhibits

1.1	Amended Articles of Incorporation of Navios South American Logistics Inc.(1)

1.2	Bylaws of Navios South American Logistics Inc.(1)

2.1	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A.(1)

2.2	Amended and Restated Waiver to Shareholder’s Agreement.(2)

2.3	Indenture, dated April 22, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(3)

2.4	First Supplemental Indenture, dated as of November 3, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(4)

2.5	Second Supplemental Indenture, dated as of February 6, 2015, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(4)

2.6	Third Supplemental Indenture, dated as of September 26, 2016, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association. (5)

4.1	Administrative Services Agreement, dated as of April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc.(1)

4.2	Senior Secured Term Loan Agreement, dated December 15, 2016, between Corporacion Navios S.A., as a borrower, and Banco Bilbao Vizcaya Argentaria Uruguay S.A., as lender.(6)

4.3	Credit Agreement, dated as of November 3, 2017, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., the Guarantors named therein, the several banks, financial institutions, institutional investors and other entities from time to time party thereto as lenders, and Morgan Stanley Senior Funding, Inc., as Administrative Agent. (7)

8	Subsidiaries of Navios South American Logistics Inc.*

11	Code of Ethics(2)

12.1	Section 302 Certifications of Principal Executive Officer.*

12.2	Section 302 Certification of Principal Financial Officer.*

13	Section 906 Certifications of Principal Executive and Principal Financial Officer.*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2016 and 2015; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2016, 2015 and 2014; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2016, 2015 and 2014; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2016, 2015 and 2014; and (v) the Notes to Consolidated Financial Statements as blocks of text.**

*	Filed herewith.

**	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Previously filed with Registration Statement on Form F-4 (Registration No. 333-179250), as filed with the Securities and Exchange Commission on January 31, 2012.
(2)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on April 5, 2012.
(3)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on April 23, 2014.
(4)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, as filed with the Securities and Exchange Commission on March 30, 2015.
(5)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on November 29, 2016.
(6)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, as filed with the Securities and Exchange Commission on March 30, 2017.
(7)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on November 6, 2017.

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

Date: March 27, 2018

Report of Independent Registered Public Accounting Firm

To Navios South American Logistics Inc.

To the Board of Directors and Shareholders of Navios South American Logistics Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Navios South American Logistics Inc. (the “Company”) and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICE WATERHOUSE & Co. S.R.L.

By:	/s/ Marcelo Daniel Pfaff (Partner)
Marcelo Daniel Pfaff

Buenos Aires, Argentina March 27, 2018.

We have served as the Company’s auditor since 2009.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	December 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	3	$79,888	$65,182
Restricted cash	14	—	2,900
Accounts receivable, net	4	25,726	32,913
Note receivable, current portion	6	318	—
Prepaid expenses and other current assets	5	6,183	9,792
Inventories		8,257	7,815

Total current assets		120,372	118,602

Deposits for vessels, port terminals and other fixed assets	6	36,849	136,891
Vessels, port terminals and other fixed assets, net	6	529,009	409,489
Intangible assets other than goodwill, net	7	60,008	63,551
Goodwill		104,096	104,096
Deferred drydock and special survey costs, net		16,412	20,653
Note receivable, net of current portion	6	500	—
Other long-term assets		769	1,898

Total noncurrent assets		747,643	736,578

Total assets		$868,015	$855,180

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	8	$22,273	$29,915
Due to affiliate companies	17	265	54
Accrued expenses	8	18,350	15,901
Deferred income		5,740	4,517
Notes payable—current portion	9	4,711	4,532
Current portion of capital lease obligations	6	—	2,639
Current portion of long-term debt	9	5,254	1,819

Total current liabilities		56,593	59,377

Senior notes, net	9	369,260	368,180
Notes payable, net of current portion	9	26,398	29,915
Long-term debt, net of current portion	9	127,123	23,502
Capital lease obligations, net of current portion	6	—	14,978
Income tax payable		466	435
Deferred tax liability	15	7,765	11,526
Other long-term liabilities		1,135	1,097

Total noncurrent liabilities		532,147	449,633

Total liabilities		588,740	509,010

Commitments and contingencies	14	—	—
STOCKHOLDERS’ EQUITY
Common stock—$1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding in 2017 and 2016	18	20	20
Additional paid-in capital		233,441	303,441
Retained earnings		45,814	42,709

Total stockholders’ equity		279,275	346,170

Total liabilities and stockholders’ equity		$868,015	$855,180

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars—except share data)

	Notes	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Time charter, voyage and port terminal revenues		$180,044	$190,218	$211,701
Sales of products		32,572	30,118	39,347
Time charter, voyage and port terminal expenses	11	(33,617)	(32,139)	(33,564)
Direct vessel expenses	12	(62,554)	(69,130)	(74,746)
Cost of products sold		(30,717)	(27,450)	(36,811)
Depreciation of vessels, port terminals and other fixed assets	6	(23,322)	(23,105)	(24,146)
Amortization of intangible assets	7	(3,543)	(3,523)	(3,823)
Amortization of deferred drydock and special survey costs	2	(7,928)	(6,870)	(7,280)
General and administrative expenses	13	(16,665)	(14,294)	(14,008)
(Provision for) / recovery of losses on accounts receivable	4	(569)	(1,304)	52
Taxes other than income taxes		(9,018)	(9,740)	(11,976)
Interest expense and finance cost		(28,347)	(24,240)	(27,082)
Interest income		238	815	569
Gain on sale of assets		1,064	—	—
Foreign exchange differences, net	2	(726)	1,722	219
Other income, net		2,725	61	235

(Loss)/income before income taxes		$(363)	$11,139	$18,687
Income tax benefit/(expense)	15	3,468	(982)	3,551

Net income		$3,105	$10,157	$22,238

Earnings per share, basic and diluted	20	$0.16	$0.51	$1.11

Weighted average number of shares, basic and diluted		20,000	20,000	20,000

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
OPERATING ACTIVITIES:
Net income		$3,105	$10,157	$22,238
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation of vessels, port terminals and other fixed assets	6	23,322	23,105	24,146
Amortization of deferred drydock and special survey costs	2	7,928	6,870	7,280
Income tax (benefit) / expense	15	(3,468)	982	(3,551)
Amortization of deferred financing costs	2	1,275	1,002	928
Amortization of intangible assets	7	3,543	3,523	3,823
Accretion of Notes payable / unwinding of discount		(25)	477	—
Gain on sale of assets		(1,064)	—	—
Provision for/ (recovery of) losses on accounts receivable	4	569	1,304	(52)
Changes in operating assets and liabilities:
Restricted cash	14	2,900	(2,900)	—
Decrease/ (increase) in accounts receivable		6,684	(8,120)	3,271
Decrease/ (increase) in prepaid expenses and other current assets		3,609	(3,558)	3,674
(Increase)/ decrease in inventories		(442)	(2,047)	6,667
Decrease/ (increase) in other long term assets		1,166	(220)	(199)
Payments for drydock and special survey costs	2	(3,687)	(7,220)	(9,497)
Income tax payable		30	435	—
(Decrease)/ increase in accounts payable		(9,164)	1,683	(8,039)
Increase/ (decrease) in due to/ due from affiliate companies, net		211	350	(2,079)
Increase/ (decrease) in accrued expenses		2,156	128	(1,631)
Increase/ (decrease) in deferred income		1,223	(2,708)	1,043
Increase/ (decrease) in other long term liabilities		—	(439)	503
Decrease in due to related parties		—	(3,825)	(3,540)

Net cash provided by operating activities		$39,871	$18,979	$44,985

INVESTING ACTIVITIES:
Acquisition of vessels, port terminals and other fixed assets,	6	(9,932)	(4,262)	(7,881)
Deposits for vessels, port terminals and other fixed assets	6	(36,589)	(86,911)	(19,158)
Proceeds from Notes Receivable		200	—	—

Net cash used in investing activities		$(46,321)	$(91,173)	$(27,039)

FINANCING ACTIVITIES:
Proceeds from Term Loan B Facility, net of deferred finance costs and discount		95,487	—	—
Proceeds from Notes Payable		709	35,306	—
Proceeds from long term debt, net of deferred finance costs	9	13,893	25,000	—
Repayment of long-term debt and payment of principal		(2,519)	(69)	(69)
Repayment of Notes Payable		(4,040)	(1,336)	—
Payment for acquisition of intangible asset	7	—	—	(6,800)
Payments of obligations under capital leases	6	(12,374)	(3,032)	(1,501)
Dividends paid		(70,000)	—	—

Net cash provided by/ (used in) financing activities		$21,156	$55,869	$(8,370)

Net increase/ (decrease) in cash and cash equivalents		14,706	(16,325)	9,576

Cash and cash equivalents, beginning of year		65,182	81,507	71,931

Cash and cash equivalents, end of year		$79,888	$65,182	$81,507

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized interest		$25,863	$22,999	$25,771
Non-cash investing and financing activities:
Revaluation of vessels due to termination/restructuring of capital lease obligation		$5,243	$—	$210
Decrease in capital lease obligation due to restructuring		$—	$—	$(210)
Transfers from deposits for vessels, port terminals and other fixed assets		$137,357	$—	$—
Acquisition of vessels port terminals and other fixed assets, net		$(843)	$(472)	$(710)
Deposits for vessels, port terminals and other fixed assets		$(726)	$(5,726)	$(1,871)

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars – except share data)

	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Navios Logistics’ Stockholders’ Equity	Total Stockholders’ Equity
Balance December 31, 2014	20,000	$20	$303,441	$10,314	$313,775	$313,775
Net loss	—	—	—	22,238	22,238	22,238

Balance December 31, 2015	20,000	$20	$303,441	$32,552	$336,013	$336,013
Net income	—	—	—	$10,157	$10,157	$10,157

Balance December 31, 2016	20,000	$20	$303,441	$42,709	$346,170	$346,170
Net income	—	—	—	$3,105	$3,105	$3,105
Dividends	—	—	$(70,000)	—	$(70,000)	$(70,000)

Balance December 31, 2017	20,000	$20	$233,441	$45,814	$279,275	$279,275

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios South American Logistics Inc. (“Navios Logistics”, the “Company” or “we”) was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. We believe we are one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of December 31, 2017, Navios Maritime Holdings Inc. (“Navios Holdings”) owned 63.8% of Navios Logistics’ stock.

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

Based on internal forecasts and projections, management believes that the company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

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

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of operations
				2017	2016	2015
Corporacion Navios S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Energias Renovables del Sur S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Horamar do Brasil Navegação Ltda	Brazil	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Naviera Alto Parana S.A.	Paraguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Edolmix S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Cartisur S.A.	Uruguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
NP Trading S.A.	British Virgin Islands	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Delta Naval Trade S.A.	Panama	Non-Operating Company	100%	1/1-12/31	7/21-12/31	—
Terra Norte Group S.A.	Paraguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	9/30-12/31

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

(e) Restricted Cash:

As of December 31, 2016, restricted cash included $2,900 which related to amounts held in a retention account as part of the Vale International S.A. (“Vale”) arbitration in New York. The restricted cash was released during the first quarter of 2017. See also Note 14.

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

(i) Barges, Pushboats and Other Vessels:

Barges, pushboats and other vessels acquired as part of a business combination are recorded at fair value on the date of acquisition and if acquired as an asset acquisition are recorded at cost (including transaction costs). All other barges, pushboats and other vessels acquired are stated at cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the assets. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of the sale or retirement and any gain or loss is included in the accompanying consolidated statements of operations. We also capitalize interest on long-term construction projects.

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

Useful lives of the assets are:

Dry port terminal	5 to 49 years
Oil storage, plant and port facilities for liquid cargoes	5 to 20 years
Other fixed assets	5 to 10 years

(k) Deposits for Vessels, Port terminals and Other Fixed Assets:

Deposits for vessels, port terminals and other fixed assets represent amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of vessels, port terminals and other fixed assets. Deposits for vessels, port terminals and other fixed assets also include pre-delivery expenses. Pre-delivery expenses represent any direct costs to bring the asset to the condition necessary (including possible relocation) for it to be capable of operating in the manner intended by management. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the years ended December 31, 2017, 2016 and 2015 amounted to $4,764, $5,843 and $2,261, respectively.

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

(m) Deferred Drydock and Special Survey Costs:

The Company’s vessels, pushboats and barges are subject to regularly scheduled drydocking and special surveys that are carried out every five years for oceangoing vessels and up to every eight years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained under certain conditions. The costs of drydocking and special survey are deferred and amortized over the above mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, pushboats and barges sold are charged against income in the year the vessel, pushboat or barge is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and fuel, labour and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2017, 2016 and 2015, the amortization expense was $7,928, $6,870 and $7,280, respectively and the payments for drydocking and special survey were $3,687, $7,220 and $9,497, respectively. Accumulated amortization as of December 31, 2017 and 2016 amounted to $34,092 and $26,164, respectively.

(n) Deferred Financing Costs:

Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization expense for each of the years ended December 31, 2017, 2016 and 2015 was $1,275, $1,002 and $928, respectively.

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

No impairment loss was recognized for any of the periods presented.

Amortizable intangible assets are amortized under the straight-line method according to the following weighted average amortization periods:

Intangible Assets/Liabilities	Years
Trade name	10
Port terminal operating rights	47
Customer relationships	20

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

The foreign currency exchange (losses)/gains recognized in the consolidated statement of operations for each of the years ended December 31, 2017, 2016 and 2015 were ($726), $1,722 and $219, respectively.

(q) Provisions for contingencies losses:

The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency loss is probable at the date of the financial statements and the amount of the loss can be reasonably estimated. If the Company has determined that the reasonable estimate of the probable loss is a range and there is no best estimate within the range, the Company will accrue the lower amount of the range. For probable losses accrued any reasonably possible loss in excess of amounts accrued are disclosed. See Note 14, “Commitments and Contingencies” for further discussion. During the year ended December 31, 2017, the Company recorded $1,272 in the consolidated statement of operations under “Other income, net” as additional income for several contracts relating to the Barge Business.

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

Revenue from time chartering and bareboat chartering is earned and recognized on a daily basis as the service is delivered. Revenue from contracts of affreightment “CoA”/voyage contracts is recognized based upon the percentage of voyage completion. A voyage is deemed to commence upon the barge’s arrival at the loading port, as applicable under the contract, and is deemed to end upon the completion of discharge under the current voyage. The percentage of voyage completion is based on the days traveled as of the balance sheet date divided by the total days expected for the voyage. The position of the barge at the balance sheet date is determined by the days traveled as of the balance sheet date over the total voyage of the pushboat having the barge in tow. Revenue arising from contracts that provide our customers with continuous access to convoy capacity is recognized ratably over the period of the contracts.

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

Revenues from dry port terminal operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into the silos or the stockpiles for temporary storage and then loading the oceangoing vessels. Revenues are recognized upon completion of loading of the oceangoing vessels. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading. Storage fees are assessed and recognized when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the oceangoing vessel.

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

(u) Earnings per Share:

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the years presented. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net earnings per share.

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

Argentinean companies have open tax years ranging from 2010 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2011 and onwards. In relation to these open tax years, the Company believes that there are no material uncertain tax positions. The Company is generally not able to reliably estimate the ultimate settlement amounts until the close of an audit. The Company classifies interest and penalties, related to income taxes in the consolidated statement of operations under income taxes.

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

On December 29, 2017, the Argentine government enacted the Law 27,430 that made changes to the income tax law in Argentina. The new law modifies the rates for income taxes applicable in the next years. In measuring its income tax assets and liabilities, the Company used the rate that is expected to be enacted at the time of the reversal of the asset or liability in the calculation of the deferred tax for the items related to Argentina. An income tax rate of 30% was applied on temporary differences whose reversal is expected to occur in the years before 2020, and a rate of 25% on temporary differences remaining thereafter. During the year ended December 31, 2017, the Company has recorded an income tax benefit of $2,837 within the caption “Income tax benefit/(expense)” in the consolidated statements of operations related to the change in the rate of the income tax.

Minimum presumed income tax (MPIT):

Under the tax laws of Argentina, the Company’s subsidiary in that country is subject to a minimum presumed income tax, or MPIT. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The subsidiaries’ tax liabilities will be the higher of income tax or MPIT. However, if the MPIT exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the MPIT that may arise in the next ten fiscal years. The Company has recorded as other current asset a total amount of $226 for the year ended December 31, 2017 ($502 in 2016) in relation to MPIT, as we expect that the MPIT asset will be applied against taxable income of the fiscal year 2018.

Through General Instruction N ° 2/2017 of the Administracion Federal de Ingresos Publicos (“AFIP”) in Argentina, the organization has instructed its legal areas to respect the criteria set by the Supreme Court of Justice of the Nation. This criteria states that there is no minimum profit presumed when a company has recorded losses in the accounting balances and losses tax carry forward in the income tax presentation in the fiscal period. As a consequence of this measure, the Argentine subsidiary of the Company has not determined a tax on minimum presumed income (or advances) for the 2017 fiscal year.

(w) Other Taxes:

Turnover tax:

Under the tax laws of Argentina, the Company’s subsidiary in that country is subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 5.0% for the year ended December 31, 2017 (5.0% for both 2016 and 2015, respectively). As a result of the tax reform voted by the Argentinean Parliament in December 2017, this rate will be reduced as of January 2018, from 5.0% to 3.0%. Turnover taxes are recorded as part of taxes other than income tax in the consolidated statement of operations and amounted to $2,948 for the year ended December 31, 2017 ($3,389 in 2016 and $2,942 in 2015).

(x) Dividends:

Dividends are recorded in the Company’s consolidated financial statements in the period in which they are declared. On November 3, 2017, the Company paid a dividend in the aggregate amount of $70,000, out of which $44,677 was paid to Navios Holdings.

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

(aa) Recent Accounting Pronouncements:

In February 2017, the Financial Accounting Standards Board (“FASB”) issued ASU 2017-05, “Other Income — Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20)”. This update clarifies the scope of Subtopic 610-20 “Other Income — Gains and Losses from the Derecognition of Nonfinancial Assets” and provides guidance for partial sales of nonfinancial assets. Subtopic 610-20, which was issued in May 2014 as a part of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, provides guidance for recognizing gains and losses from the transfer of nonfinancial assets in contracts with noncustomers. The amendments in ASU 2017-05 are effective at the same time as the amendments in ASU 2014-09. Therefore, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The adoption of this new standard is not expected to have material impact on the Company’s results of operations, financial position or cash flows.

In January 2017, FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350)”. This update addresses concerns expressed about the cost and complexity of the goodwill impairment test and simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. The amendments in this ASU are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. The amendments are effective for public business entities that are SEC filers for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, FASB issued ASU 2017-03, “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)”. The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our consolidated financial statements was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

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

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. This update addresses the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company currently presents changes in restricted cash and cash equivalents depending on the nature of the cash flow within the consolidated statement of cash flows. The new guidance will not impact financial results, but will result in a change in the presentation of restricted cash and cash equivalents within the statement of cash flows. The Company currently plans to adopt this guidance from January 1, 2018.

In August 2016, FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company has assessed each of the eight specific presentation issues and the adoption of this ASU does not have a material impact on the Company’s consolidated financial statements.

In February 2016, FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to ASU 2016-02, lessees will be required to recognize assets (right of use asset) and liabilities (lease liabilities) on the balance sheet for both types of leases, capital (or finance) leases and operating leases, with terms greater than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted.

In January 2018, the FASB issued a proposed amendment to ASC 842, Leases, that would provide an entity the optional transition method to initially account for the impact of the adoption with a cumulative adjustment to accumulated deficit on the effective date of the ASU, January 1, 2019 rather than January 1, 2017, which would eliminate the need to restate amounts presented prior to January 1, 2019. In addition, this proposed amendment, lessors can elect, as a practical expedient, not to allocate the total consideration to lease and non-lease components based on their relative standalone selling prices. If adopted, this practical expedient will allow lessors to elect a combined single lease component presentation if (i) the timing and pattern of the revenue recognition of the combined single lease component is the same, and (ii) the related lease component and, the combined single lease component would be classified as an operating lease.

This guidance requires companies to identify lease and non-lease components of a lease agreement. Lease components relate to the right to use the leased asset and non-lease components relate to payments for goods or

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

services that are transferred separately from the right to use the underlying asset. Total lease consideration is allocated to lease and non-lease components on a relative standalone basis. The recognition of revenues related to lease components will be governed by ASC 842 while revenue related to non-lease components will be subject to ASC 606. ASC 842 provides practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases.

The Company plans to adopt the standard on January 1, 2019 and expects to elect the use of practical expedients. If the proposed amendment to ASC 842 is adopted, the Company would elect the transition method for adoption as described above. Based on a preliminary assessment, the Company expects the adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

With regards to the Company’s charter-out contracts, the Company is not expecting that the adoption will have a material effect on its consolidated financial statements since the Company is a lessor for these charter-out contracts and the changes are fairly minor. If the proposed practical expedient mentioned above is adopted and elected, good and services embedded in the charter-out contract that qualify as non-lease components will be combined under a single lease component presentation. However, without the proposed practical expedient, the Company expects that it will continue to recognize the lease revenue component using an approach that is substantially equivalent to existing guidance. The components of the charter hire that are categorized as lease components will generally be a fixed rate per day with revenue recognized straight line over the lease contract. Other goods and services that are categorized as non-lease components will be recognized at either a point in time or over time based on the pattern of transfer of the underlying goods or services to our charterers.

The Company is continuing its assessment of other miscellaneous leases, which have lease terms greater than 12 months and the Company is the lessee and may identify additional impacts this guidance will have on the consolidated financial statements and disclosures.

In January 2016, FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement, for public business entities, to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In May 2014, FASB issued ASU 2014-09, “Revenue from Contracts with Customers”, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company will adopt the standard as of January 1, 2018 and the adoption of this ASU will not have a material effect on the Company’s consolidated financial statements.

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	December 31, 2017	December 31, 2016
Cash on hand and at banks	$79,885	$65,179
Short-term deposits	3	3

Total cash and cash equivalents	$79,888	$65,182

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

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2017	December 31, 2016
Accounts receivable	$28,507	$35,125
Less: Provision for losses on accounts receivables	(2,781)	(2,212)

Accounts receivable, net	$25,726	$32,913

Changes to the provision for accounts receivables are summarized as follows:

Provision for Losses on Accounts Receivables	Balance at Beginning of Year	(Charges to Expenses)/ Amount Recovered	Amount Utilized	Balance at End of Year
Year ended December 31, 2015	$(971)	$52	$—	$(919)
Year ended December 31, 2016	$(919)	$(1,304)	$11	$(2,212)
Year ended December 31, 2017	$(2,212)	$(569)	$—	$(2,781)

See Note 2(t) for a discussion of credit risk. For the year ended December 31, 2017, three customers accounted for 20.3%, 13.7% and 12.7% of the Company’s revenue. For the year ended December 31, 2016, three customers accounted for 28.0%, 13.8% and 11.5% of the Company’s revenue, two of them are in common with the ones accounted for in 2017, and for the year ended December 31, 2015, two customers accounted for 27.8% and 12.9% of the Company’s revenue and are common with the customers accounted for in 2016. For the three years, the most significant customer is common.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 5: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2017	December 31, 2016
VAT and other tax credits	2,186	2,526
Insurance claims receivable, net	1,025	1,744
Deferred insurance premiums	1,074	2,042
Advances to suppliers	192	1,285
Other	1,706	2,195

Total prepaid expenses and other current assets	$6,183	$9,792

See Note 2(g) for insurance claims receivable.

NOTE 6: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, port terminals and other fixed assets, net consist of the following:

Tanker Vessels, Barges and Pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$464,968	$(111,139)	$353,829
Additions	6,188	(20,007)	(13,819)
Restructuring of capital lease	(210)	—	(210)

Balance December 31, 2015	$470,946	$(131,146)	$339,800
Additions	738	(18,894)	(18,156)
Transfers	3,696	—	3,696

Balance December 31, 2016	$475,380	$(150,040)	$325,340
Additions	5,531	(17,603)	(12,072)
Disposals	(3,585)	3,585	—
Revaluation of vessels due to termination of capital lease obligation	(5,243)	—	(5,243)

Balance December 31, 2017	$472,083	$(164,058)	$308,025

Dry Port Terminals	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$78,385	$(11,446)	$66,939
Additions	1,266	(2,173)	(907)

Balance December 31, 2015	$79,651	$(13,619)	$66,032
Additions	452	(2,204)	(1,752)

Balance December 31, 2016	$80,103	$(15,823)	$64,280
Additions	4,362	(4,826)	(464)
Transfers from deposits for vessels, port terminals and other fixed assets	137,357	—	137,357

Balance December 31, 2017	$221,822	$(20,649)	$201,173

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$28,014	$(9,021)	$18,993
Additions	1,021	(1,258)	(237)

Balance December 31, 2015	$29,035	$(10,279)	$18,756
Additions	1,599	(1,289)	310
Transfers	(1,513)	—	(1,513)

Balance December 31, 2016	$29,121	$(11,568)	$17,553
Additions	698	(411)	287

Balance December 31, 2017	$29,819	$(11,979)	$17,840

Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$5,735	$(1,871)	$3,864
Additions	116	(708)	(592)

Balance December 31, 2015	$5,851	$(2,579)	$3,272
Additions	1,945	(718)	1,227
Transfers	(2,183)	—	(2,183)

Balance December 31, 2016	$5,613	$(3,297)	$2,316
Additions	184	(482)	(298)
Disposals	(75)	28	(47)

Balance December 31, 2017	$5,722	$(3,751)	$1,971

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$577,102	$(133,477)	$443,625
Additions	8,591	(24,146)	(15,555)
Restructuring of capital lease	(210)	—	(210)

Balance December 31, 2015	$585,483	$(157,623)	$427,860
Additions	4,734	(23,105)	(18,371)

Balance December 31, 2016	$590,217	$(180,728)	$409,489
Additions	10,775	(23,322)	(12,547)
Disposals	(3,660)	3,613	(47)
Transfers from deposits for vessels, port terminals and other fixed assets	137,357	—	137,357
Revaluation of vessels due to termination of capital lease obligation	(5,243)	—	(5,243)

Balance December 31, 2017	$729,446	$(200,437)	$529,009

Certain assets of the Company have been pledged as collateral for loan facilities. As of December 31, 2017 and 2016, the net book value of such assets was $93,991 and $650, respectively. See also Note 9.

On September 4, 2017, Navios Logistics has signed an agreement for the construction of covers for dry barges for a total consideration of $1,115. As of December 31, 2017, Navios Logistics had paid $629.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On May 18, 2017, Navios Logistics acquired two product tankers, Ferni H (16,871 DWT) and San San H (16,871 DWT) for $11,239 which were previously leased with an obligation to purchase in 2020. Following the acquisition of the two product tankers, the remaining capital lease obligation was terminated and the carrying value of the tankers was adjusted for the difference between the purchase price and the carrying value. As of December 31, 2016, the obligations for these vessels were accounted for as capital leases and the lease payments during the year ended December 31, 2016 for both vessels were $3,032. See also Note 9.

In February 2017, two self-propelled barges of our fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, to be paid in cash. Sale price will be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option at no cost at the end of the lease period.

Future minimum collections of Note receivable as of December 31, 2017, are as follows:

Collections Due by Period	December 31, 2017
December 31, 2018	$347
December 31, 2019	115
December 31, 2020	111
December 31, 2021	167
December 31, 2022	38
December 31, 2023	131

Total future minimum note receivable collections	909
Less: amount representing interest	(91)

Present value of future minimum Note receivable collections (1)	$818

(1)	Reflected in the balance sheet as Note receivable current and non-current.

Deposits for vessels, port terminals and other fixed assets

On February 11, 2014, Navios Logistics entered into an agreement, as amended on June 3, 2016, for the construction of three new pushboats with a purchase price of $7,344 for each pushboat. As of December 31, 2017 and December 31, 2016, Navios Logistics had paid $30,708 and $16,156, respectively, for the construction of the new pushboats which were delivered in February 2018. Capitalized interest included in deposits for vessels, port terminals and other fixed assets for the construction of the three new pushboats amounted to $3,384 and $1,934 as of December 31, 2017 and December 31, 2016, respectively.

Navios Logistics has signed a shipbuilding contract for the construction of a river and estuary tanker for a total consideration of $14,854 (€12,400). As of December 31, 2017, Navios Logistics had paid $6,141 (including supervision cost). Capitalized interest included in deposits for vessels, port terminals and other fixed assets for the construction of this tanker amounted to $205 as of December 31, 2017. The vessel is expected to be delivered in the second quarter of 2018. Navios Logistics has secured a credit from the shipbuilder to finance up to 50% of the purchase price, with a maximum amount of $7,427 (€6,200).

During the second quarter of 2017, Navios Logistics substantially completed the expansion of its dry port in Uruguay. As of December 31, 2017, a total of $137,357 had been transferred to “Vessels, port terminals and other fixed assets, net” in the consolidated balance sheets of which capitalized interest amounted to $9,971. As of

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

December 31, 2016, Navios Logistics had paid $120,735, for the expansion of its dry port in Uruguay. Capitalized interest included in deposits for vessels, port terminals and other fixed assets for the expansion of dry port amounted to $6,862 as of December 31, 2016.

NOTE 7: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2017 and 2016 consist of the following:

December 31, 2017	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2017
Trade name	$10,420	$(10,420)	—
Port terminal operating rights	53,152	(10,889)	42,263
Customer relationships	36,120	(18,375)	17,745

Total intangible assets	$99,692	$(39,684)	$60,008

December 31, 2016	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2016
Trade name	$10,420	$(9,378)	$1,042
Port terminal operating rights	53,152	(10,162)	42,990
Customer relationships	36,120	(16,601)	19,519

Total intangible assets	$99,692	$(36,141)	$63,551

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

Amortization expense for each of the years ended December 31, 2017, 2016 and 2015, amounted to $3,543, $3,523 and $3,823, respectively.

The aggregate amortization of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Port terminal operating rights	985	985	985	985	985	37,338	42,263
Customer relationships	1,775	1,775	1,775	1,775	1,775	8,870	17,745

Total	$2,760	$2,760	$2,760	$2,760	$2,760	$46,208	$60,008

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 8: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable consist of the following:

	December 31, 2017	December 31, 2016
Trade payable	$21,614	$28,767
Rent payable	230	168
Professional fees payable	429	980

Total accounts payable	$22,273	$29,915

Accrued expenses consist of the following:

	December 31, 2017	December 31, 2016
Accrued salaries	$6,563	$6,142
Taxes	5,002	4,591
Accrued fees	1,086	446
Accrued bond coupon	4,531	4,531
Accrued interest	1,112	39
Other	56	152

Total accrued expenses	$18,350	$15,901

NOTE 9: BORROWINGS

Borrowings consist of the following:

	December 31, 2017	December 31, 2016
Senior Notes	$375,000	$375,000
Term Loan B Facility	$100,000	—
Notes Payable	$31,109	$34,447
BBVA loan	$23,250	$25,000
Term Bank loan	$13,300	—
Loan for Nazira	$253	$321

Total borrowings	542,912	434,768
Less: current portion	(9,965)	(6,351)
Less: deferred financing costs, net	(10,166)	(6,820)

Total long-term borrowings	$522,781	$421,597

2022 Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $375,000 in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

The Co-Issuers have the option to redeem the 2022 Senior Notes in whole or in part, at their option, at any time on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the 2022 Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

As of December 31, 2017 and December 31, 2016, deferred financing costs associated with the 2022 Senior Notes amounted to $5,740 and $6,820, respectively. Interest expense associated with the senior notes amounted to $27,188, $27,188 and 27,188 for the years ended December 31, 2017, 2016 and 2015, respectively.

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

As of December 31, 2017, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Term Loan B Facility

On November 3, 2017, Navios Logistics and Navios Logistics Finance (US) Inc., as co-borrowers, completed the issuance of a new $100,000 Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bears an interest rate of LIBOR plus 475 basis points and has a four year term with 1.0% amortization per annum. The Term Loan B Facility is fully and unconditionally guaranteed jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

immaterial, and Logistics Finance, which is the co-issuer of the Term Loan B Facility. The subsidiary guarantees are “full and unconditional,” except that the credit agreement provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances. The Term Loan B Facility is secured by first priority mortgages on five tanker vessels servicing our cabotage business, as well as by assignments of the revenues arising from certain time charter contracts, and an iron ore port contract. The net proceeds of the Term Loan B Facility were used: (i) to finance a $70,000 dividend of which $44,677 was paid to Navios Holdings, (ii) for general corporate purposes and (iii) to pay fees and expenses relating to the Term Loan B Facility.

The Term Loan B Facility contains restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, including change of control.

As of December 31, 2017, a balance of $100,000 was outstanding under the Term Loan B Facility.

As of December 31, 2017, unamortized deferred financing costs associated with the Term Loan B Facility amounted to $4,331. Interest expense associated with the Term Loan B Facility amounted to $1,006 for the year ended December 31, 2017.

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed financing costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Navios Logistics. As of December 31, 2017, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $31,109.

Interest expense associated with the Notes Payable amounted to $1,013 and $1,065 for the year ended December 31, 2017 and December 31, 2016, respectively.

Other Indebtedness

On December 15, 2016, Navios Logistics entered into a facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”) for an amount of $25,000, for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in twenty quarterly installments, starting on June 19, 2017, and secured by assignments of certain receivables. As of December 31, 2017, the outstanding amount of the loan was $23,250.

On May 18, 2017, Navios Logistics entered into a $14,000 term loan facility in order to finance the acquisition of two product tankers. The term loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7,000 on the last repayment date. As of December 31, 2017, the outstanding amount of the loan was $13,300 and deferred financing costs associated with the term loan amounted to $95.

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2017, the outstanding loan balance was $253 ($321 as of December 31, 2016). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In connection with the loan and other long term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

The Company was in compliance with all the covenants as of December 31, 2017.

The annual weighted average interest rates of the Company’s total borrowings were 6.13%, 6.08% and 7.21% for the year ended December 31, 2017, 2016 and 2015, respectively.

The maturity table below reflects future payments of the long-term debt outstanding as of December 31, 2017, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
2018	$11,130
2019	11,795
2020	12,988
2021	110,257
2022	389,205
2023 and thereafter	7,537

Total	$542,912

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

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate their fair value, excluding the effect of any deferred finance costs. The 2022 Senior Notes and the loan for the acquisition of Hidronave S.A. are fixed rate borrowings and their fair value was determined based on quoted market prices.

Note receivable: The carrying amount of the Note receivable approximates its fair value.

Notes Payable: The Notes Payable are floating rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

Capital leases and long term debt: The capital leases and long-term debt are fixed rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2017		December 31, 2016
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$79,888	$79,888	$65,182	$65,182
Restricted cash	$—	$—	$2,900	$2,900
Note receivable, including current portion	$818	$818	$—	$—
Senior notes	$(369,260)	$(361,549)	$(368,180)	$(355,781)
Term Loan B Facility	$(95,669)	$(101,563)	$—	$—
Notes payable, including current portion	$(31,109)	$(31,109)	$(34,447)	$(34,447)
Capital lease obligations	$—	$—	$(17,617)	$(17,617)
Long-term debt, including current portion	$(36,708)	$(36,708)	$(25,321)	$(25,321)

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

Level III: Inputs that are unobservable.

	Fair Value Measurements at December 31, 2017
	Total	Level I	Level II	Level III
Cash and cash equivalents	$79,888	$79,888	$—	$—
Note receivable, including current portion	$818	$818	$—	$—
Senior Notes	$(361,549)	$(361,549)	$—	$—
Term Loan B Facility	$(101,563)	$—	$(101,563)	$—
Notes payable, including current portion(1)	$(31,109)	$—	$(31,109)	$—
Long-term debt(1)	$(36,708)	$—	$(36,708)	$—

	Fair Value Measurements at December 31, 2016
	Total	Level I	Level II	Level III
Cash and cash equivalents	$65,182	$65,182	$—	$—
Restricted cash	$2,900	$2,900	$—	$—
Senior Notes	$(355,781)	$(355,781)	$—	$—
Notes payable, including current portion(1)	$(34,447)	$—	$(34,447)	$—
Capital lease obligations(1)	$(17,617)	$—	$(17,617)	$—
Long-term debt(1)	$(25,321)	$—	$(25,321)	$—

(1)	The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities as well as taking into account our creditworthiness.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 11: TIME CHARTER, VOYAGE AND PORT TERMINAL EXPENSES

Time charter, voyage and port terminal expenses for the years ended December 31, 2017, 2016 and 2015 were as follows:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Fuel	$10,471	$11,839	$13,901
Time charter	1,564	1,521	1,307
Ports payroll and related costs	7,971	6,304	5,657
Docking expenses	3,272	3,287	3,299
Maritime and regulatory fees	578	610	909
Towing expenses	2,597	2,297	1,612
Other expenses	7,164	6,281	6,879

Total	$33,617	$32,139	$33,564

NOTE 12: DIRECT VESSEL EXPENSES

Direct vessel expenses for the year ended December 31, 2017, 2016 and 2015 were as follows:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Payroll and related costs	$41,231	$41,443	$52,026
Insurances	3,534	4,149	4,088
Repairs and maintenance	7,952	12,351	8,893
Lubricants	736	1,046	899
Victualing	1,739	1,973	1,995
Travel expenses	3,343	3,608	3,484
Other expenses	4,019	4,560	3,361

Total	$62,554	$69,130	$74,746

NOTE 13: GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses at December 31, 2017, 2016 and 2015 were as follows:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Payroll and related costs	$7,030	$5,899	$6,260
Professional fees	3,998	3,946	3,734
Other expenses	5,637	4,449	4,014

Total	$16,665	$14,294	$14,008

NOTE 14: COMMITMENTS AND CONTINGENCIES

As of December 31, 2017, the Company had operating lease obligations relating to chartered-in barges through March 2020.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of December 31, 2017, the Company had obligations related to the construction of three new pushboats, the construction of a river and estuary tanker (including supervision costs) and the construction of covers for barges of $580, $9,024 and $486, respectively, until the second quarter of 2018.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2019.

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

The Company had a dispute with Vale regarding the termination date of a CoA contract, which was under arbitration proceedings in New York. Related to this arbitration, the Company issued a letter of credit amounting to $2,900 and the total amount was collateralized by a cash deposit, which was presented as restricted cash in the accompanying balance sheets as of December 31, 2016. On February 10, 2017, the arbitration tribunal ruled in favor of Navios Logistics. Vale has been ordered to pay Navios Logistics $21,500, compensating for all unpaid invoices, late payment of invoices, and legal fees incurred. An amount of $1,157 was recorded in the consolidated statements of operations under “Other income, net” as part of this compensation. The full amount was received in March 2017, and the collateralized cash amount of $2,900, was released.

On March 30, 2016, the Company received written notice from Vale stating that Vale would not be performing the service contract entered into between CNSA and Vale on September 27, 2013, relating to the iron ore port facility in Nueva Palmira, Uruguay. The Company initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, we may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

NOTE 15: INCOME TAXES

As indicated in Note 2(v), the Company is a Marshall Islands corporation. However, the Company is subject to tax in Argentina, Brazil and Paraguay, jurisdictions where certain of its subsidiaries operate. The Company’s operations in Panama and Uruguay are not taxed. The corporate income tax rate in Argentina, Brazil and Paraguay is 35%, 34% and 10%, respectively for the year ended December 31, 2017. As a result of the tax reforms voted by the Argentinean Parliament in December 2017, the corporate income tax rate will decrease to 30% for the year 2018, and to 25% from 2019 onwards.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The components of income before income taxes in consolidated statements of operations for the years ended December 31, 2017, 2016 and 2015 are as follows:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Argentina	$(6,496)	$(789)	$(14,031)
Paraguay	(1,306)	(7,239)	5,942
Uruguay	36,931	44,432	49,465
Panama	(26,701)	(19,391)	(16,283)
Marshall Islands	(2,894)	(6,404)	(6,716)
Others	103	530	310

Total (loss)/income before income taxes and noncontrolling interest	$(363)	$11,139	$18,687

Income tax benefit is comprised of:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Current	$(194)	$(211)	$1,947
Deferred	3,966	(333)	2,028

Total Argentina	$3,772	$(544)	$3,975
Current	$(99)	$(162)	$(214)
Deferred	(205)	(276)	(210)

Total Paraguay	$(304)	$(438)	$(424)

Total income tax benefit/(loss)	$3,468	$(982)	$3,551

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

Reconciliation of income tax benefit to taxes calculated based on Argentinean statutory tax rate is as follows:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Loss before income taxes and noncontrolling interest	$(6,496)	$(789)	$(14,031)
Statutory tax rate	35%	35%	35%

Income before taxes at the statutory tax rate	2,274	276	4,911
Permanent differences	1,498	(820)	(936)

Income tax benefit/(loss) of the year	$3,772	$(544)	$3,975

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The amount of permanent differences in 2017 includes the net gain impact of $2,837 related to the decrease in future Argentinean income tax rates from 2018 onwards, partially offset by $722 related to non-deductible expenses.

The components of deferred income taxes included on the balance sheets were as follows:

	December 31, 2017	December 31, 2016
Deferred income tax assets:
Future deductible differences	$1,082	$316
Tax loss carry-forward	260	1,199

Total deferred income tax assets	1,342	1,515

Deferred income tax liabilities:
Intangible assets	(4,548)	(7,222)
Property, plant and equipment, net	(3,347)	(4,810)
Other	(1,212)	(1,009)

Total deferred income tax liabilities	(9,107)	(13,041)

Net deferred income tax liabilities	$(7,765)	$(11,526)

The decrease in future Argentinean income tax rates from 2018 onwards has been reflected in the deferred tax assets and liabilities. The impact was a loss of $ 168 in deferred assets and an income of $ 3,005 in deferred tax liabilities.

NOTE 16: LEASES

Chartered-out:

As of December 31, 2017, the future minimum revenue (charter-out rates are presented net of commissions, where applicable, and assume no off-hire days) expected to be earned on non-cancelable time charters, COA’s with minimum guaranteed volumes and contracts with minimum guaranteed throughput in the Company’s ports were as follows:

Amount
2018	$138,384
2019	104,721
2020	77,209
2021	62,290
2022	55,450
2023 and thereafter	699,388

Total minimum revenue, net of commissions	$1,137,442

Revenues from time charters are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel.

Navios Logistics’ future minimum revenue, as presented in the table above, expected to be earned on non-cancelable contracts under time charter after the successful completion of the construction of a river and estuary tanker, is $41,830 for a period of five years, based on current contract rates.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Chartered-in:

As of December 31, 2017, the Company’s future minimum commitments, net of any commissions, under chartered-in vessels were as follows:

Amount
2018	$182
2019	182
2020	31

Total minimum commitments, net of commissions	$395

For the year ended December 31, 2017, charter hire expense for chartered-in pushboats and barges amounted to $1,564 ($1,521 in 2016 and $1,307 in 2015).

Office space:

The future minimum commitments under lease obligations for office space were as follows:

Amount
2018	$761
2019	601
2020	509
2021	184

Total	$2,055

Rent expense for office space amounted to $677 for the year ended December 31, 2017 ($720 in 2016 and $716 in 2015).

NOTE 17: TRANSACTIONS WITH RELATED PARTIES

At December 31, 2017 and 2016, the amounts due to affiliate companies were as follows:

	December 31, 2017	December 31, 2016
Navios Holdings	$(265)	$(54)

Amounts due to affiliate companies do not accrue interest and do not have a specific due date for their settlement.

General & administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In April 2016, we extended the duration of the Administrative Services Agreement until December 31, 2021. Total general and administrative fees charged for the year ended December 31, 2017 amounted to $1,000 ($1,000 in 2016 and $760 in 2015).

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were $51 for the year ended December 31, 2017 ($29 in 2016 and $34 in 2015) and amounts payable amounted to $16 as of December 31, 2017 and $6 as of December 31, 2016.

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

Employment Agreements

The Company has executed employment agreements with several of its key employees who are noncontrolling shareholders of the Company. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete. The employment agreements initially expired in December 31, 2009, but are being renewed automatically for successive one-year periods until either party gives 90 days written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $280 to $340 per year, annual bonuses and other incentives, provided certain performance targets are achieved. Under the agreements, the Company accrued compensation totaling $900 for the year ended December 31, 2017 ($900 in 2016; $900 in 2015).

NOTE 18: SHARE CAPITAL

Common shares and shareholders

On August 4, 2010, the Company amended its articles of incorporation increasing its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.

As of December 31, 2017 and 2016, the Company has issued 20,000 shares of common stock, with a par value of $1.00.

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

NOTE 20: EARNINGS/(LOSS) PER COMMON SHARE

Basic and diluted net earnings per share are computed using the weighted-average number of common shares outstanding. The computations of basic and diluted earnings per share for each of the years ended December 31, 2017, 2016 and 2015, are as follows:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Net income attributable to Navios Logistics’ stockholders	$3,105	$10,157	$22,238

Weighted average number of shares, basic and diluted	20,000	20,000	20,000

Net earnings per share from continuing operations:
Basic and diluted	$0.16	$0.51	$1.11

At December 31, 2017, 2016 and 2015, the Company had no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net earnings per share.

NOTE 21: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company of which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use net income to evaluate operating performance of each segment. The guidance also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Navios Logistics has three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Port Terminal Business segment

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

(i) Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal facilities in Uruguay based on throughputs. Its dry port terminal operations is comprised of two port terminals, one for agricultural and forest-related exports and one for mineral-related exports which are located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers.

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

The Cabotage Business segment

Navios Logistics owns and operates oceangoing vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of six oceangoing product tanker vessels, two self-propelled barges until they were sold in February 2017 and a bunker vessel. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Unallocated interest

This reconciling item represents the interest expense resulting from the 2022 Senior Notes, which has not yet been fully allocated to the segments due to the fact that the amount received had been maintained at the corporate level and not utilized by an operating segment as of December 31, 2016. Beginning January 1, 2017, interest expense of the 2022 Senior Notes had been fully allocated to the segments.

Inter-segment transactions, if any, are accounted for at current market prices.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the years ended December 31, 2017, 2016 and 2015:

	Port Terminal Business Segment for the Year Ended December 31, 2017	Cabotage Business Segment for the Year Ended December 31, 2017	Barge Business Segment for the Year Ended December 31, 2017	Total
Time charter, voyage and port terminal revenues	$53,526	$48,130	$78,388	$180,044
Sales of products	32,572	—	—	32,572
Time charter, voyage and port terminal expenses	(14,432)	(1,866)	(17,319)	(33,617)
Direct vessel expenses	—	(32,017)	(30,537)	(62,554)
Cost of products sold	(30,717)	—	—	(30,717)
Depreciation of vessels, port terminals and other fixed assets	(5,238)	(2,940)	(15,144)	(23,322)
Amortization of intangible assets	(729)	—	(2,814)	(3,543)
Amortization of deferred drydock and special survey costs	—	(5,148)	(2,780)	(7,928)
General and administrative expenses	(3,778)	(1,718)	(11,169)	(16,665)
Provision of losses on accounts receivable	—	—	(569)	(569)
Taxes other than income taxes	—	(4,463)	(4,555)	(9,018)
Interest expense and finance cost, net	(7,004)	(4,784)	(16,559)	(28,347)
Interest income	14	—	224	238
Gain on sale of assets	—	—	1,064	1,064
Foreign exchange differences. net	(406)	144	(464)	(726)
Other income, net	16	—	2,709	2,725

Income/(loss) before income taxes	23,824	(4,662)	(19,525)	(363)
Income tax benefit/(expense)	—	(1,199)	4,667	3,468

Net income/(loss)	$23,824	$(5,861)	$(14,858)	$3,105

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Port Terminal Business Segment for the Year Ended December 31, 2016	Cabotage Business Segment for the Year Ended December 31, 2016	Barge Business Segment for the Year Ended December 31, 2016	Unallocated interest	Total
Time charter, voyage and port terminal revenues	$36,268	$52,637	$101,313	$—	$190,218
Sales of products	30,118	—	—	—	30,118
Time charter, voyage and port terminal expenses	(12,340)	(2,098)	(17,701)	—	(32,139)
Direct vessel expenses	—	(33,596)	(35,534)	—	(69,130)
Cost of products sold	(27,450)	—	—	—	(27,450)
Depreciation of vessels, port terminals and other fixed assets	(3,533)	(2,667)	(16,905)	—	(23,105)
Amortization of intangible assets	(706)	—	(2,817)	—	(3,523)
Amortization of deferred drydock and special survey costs	—	(3,765)	(3,105)	—	(6,870)
General and administrative expenses	(2,646)	(1,193)	(10,455)	—	(14,294)
Provision of losses on accounts receivable	—	—	(1,304)	—	(1,304)
Taxes other than income taxes	—	(4,617)	(5,123)	—	(9,740)
Interest expense and finance cost, net	(1,381)	(4,894)	(16,973)	(992)	(24,240)
Interest income	54	—	761	—	815
Foreign exchange differences. net	(78)	1,184	616	—	1,722
Other income, net	(98)	—	159	—	61

Income/(loss) before income taxes	18,208	991	(7,068)	(992)	11,139
Income tax (expense)/benefit	—	(1,457)	475	—	(982)

Net income/(loss)	$18,208	$(466)	$(6,593)	$(992)	$10,157

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Port Terminal Business Segment for the Year Ended December 31, 2015	Cabotage Business Segment for the Year Ended December 31, 2015	Barge Business Segment for the Year Ended December 31, 2015	Unallocated interest	Total
Time charter, voyage and port terminal revenues	$42,382	$63,345	$105,974	$—	$211,701
Sales of products	39,347	—	—	—	39,347
Time charter, voyage and port terminal expenses	(11,784)	(2,659)	(19,121)	—	(33,564)
Direct vessel expenses	—	(41,831)	(32,915)	—	(74,746)
Cost of products sold	(36,811)	—	—	—	(36,811)
Depreciation of vessels, port terminals and other fixed assets	(3,431)	(4,645)	(16,070)	—	(24,146)
Amortization of intangible assets	(1,006)	—	(2,817)	—	(3,823)
Amortization of deferred drydock and special survey costs	—	(4,810)	(2,470)	—	(7,280)
General and administrative expenses	(2,661)	(1,128)	(10,219)	—	(14,008)
Recovery of losses on accounts receivable	—	—	52	—	52
Taxes other than income taxes	—	(5,600)	(6,376)	—	(11,976)
Interest expense and finance cost, net	(1,088)	(5,273)	(16,982)	(3,739)	(27,082)
Interest income	250	—	319	—	569
Foreign exchange differences. net	(638)	679	178	—	219
Other income, net	72	(450)	613	—	235

Income/(loss) before income taxes	24,632	(2,372)	166	(3,739)	18,687
Income tax benefit/(expense)	—	(785)	4,336	—	3,551

Net income/(loss)	$24,632	$(3,157)	$4,502	$(3,739)	$22,238

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not practicable to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels amounted to $344,874 and $341,496 at December 31, 2017 and 2016, respectively.

All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment amounted to $219,013 and $202,568 as of December 31, 2017 and 2016, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $17,745 and $20,561 as of December 31, 2017 and 2016, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $42,263 and $42,990 as of December 31, 2017 and 2016, respectively.

Goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively.