Form 20-F
period 2018-12-31
Navios South American Logistics Inc.
filed 2019-04-26
CIK 1506042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Mark Hayek

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

There is no public market for the registrant’s common stock. There were 20,000 shares of the registrant’s, par $1.00 per share, issued and outstanding as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☐            Accelerated Filer  ☐            Non-Accelerated Filer  ☒            Emerging Growth Company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

FORWARD-LOOKING STATEMENTS

Certain statements under the captions “Item 3.D Risk Factors”, “Item 4 Information on the Company” and “Item 5 Operating and Financial Review and Prospects” and elsewhere in this report (including our statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 relating to our business and financial outlook. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, and our beliefs and assumptions. Such statements include, in particular, statements about the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in vessel contract rates, changes in demand for the transportation or storage of grain and mineral commodities and petroleum products, our relationship with Navios Holdings, the financial condition of Navios Holdings and its affiliates, our ability to enter into innovative financing, changes in our operating expenses, including, drydocking and insurance costs, and costs related to changes in governmental rules and regulations or actions taken by regulatory authorities, political, economic and other issues specifically affecting South America and related government regulations, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of river or seaborne transportation due to accidents or political events, and other statements described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

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

Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	our ability to implement our business strategy, including areas of possible expansion;

•	general market conditions and international logistics and commodities transportation and storage trends, including contract rates, vessel values and factors affecting supply and demand;

•	the loss of a customer, our relationships with our customers or the ability or willingness of a customer to perform its obligations under a contract;

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

•	our ability to leverage Navios Holdings’ relationships and reputation within shipping industry to our advantage;

•	our anticipated general and administrative expenses;

•	fluctuations in currencies and interests rates;

•	general political, economic and business conditions in Argentina, Brazil, Uruguay, Paraguay and in other countries in which we operate;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	general domestic and international political conditions, including unrest, wars, acts of piracy and terrorism;

•	potential liability from pending or future litigation; and

•	other factors discussed in “Item 3. Key Information — D. Risk Factors” of this annual report.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated historical financial information as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017, and 2016, are derived from our audited consolidated financial statements which are included elsewhere in this report. The selected consolidated historical financial information as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2015 and December 31, 2014 have been derived from our audited financial statements not included in this report. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this report.

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
	(Expressed in thousands of U.S. dollars-except share data)
Statement of Operations Data
Time charter, voyage and port terminals revenues	$175,126	$180,044	$190,218	$211,701	$208,507
Sales of products	32,508	32,572	30,118	39,347	60,267
Time charter, voyage and port terminal expenses	(31,949)	(33,617)	(32,139)	(33,564)	(47,653)
Direct vessel expenses	(48,962)	(62,554)	(69,130)	(74,746)	(72,187)
Cost of products sold	(31,289)	(30,717)	(27,450)	(36,811)	(58,011)
Depreciation of vessels, port terminals and other fixed assets	(26,583)	(23,322)	(23,105)	(24,146)	(21,264)
Amortization of intangible assets and liabilities	(2,724)	(3,543)	(3,523)	(3,823)	(3,822)
Amortization of deferred drydock and special survey costs	(7,204)	(7,928)	(6,870)	(7,280)	(5,838)
General and administrative expenses	(15,064)	(16,665)	(14,294)	(14,008)	(14,764)
(Provision for)/recovery of losses on accounts receivable	(75)	(569)	(1,304)	52	(548)
Taxes other than income taxes	(7,056)	(9,018)	(9,740)	(11,976)	(9,275)
Gain on sale of assets	28	1,064	—	—	—
Loss on bond extinguishment	—	—	—	—	(27,281)
Interest expense and finance cost	(39,669)	(28,347)	(24,240)	(27,082)	(27,837)
Interest income	517	238	815	569	291
Foreign exchange differences, net	(1,355)	(726)	1,722	219	1,494
Other income, net	9,237	2,725	61	235	941

Income/(loss) before income taxes and noncontrolling interest	$5,486	$(363)	$11,139	$18,687	$(16,980)
Income tax benefit/(expense)	1,376	3,468	(982)	3,551	276

Net income/(loss)	$6,862	$3,105	$10,157	$22,238	$(16,704)

Net income/(loss) attributable to Navios Logistics’ stockholders	$6,862	$3,105	$10,157	$22,238	$(16,704)

Earnings/(loss) per share attributable to Navios Logistics’ stockholders, basic and diluted	$0.34	$0.16	$0.51	$1.11	$(0.84)

Weighted average number of shares, basic and diluted	20,000	20,000	20,000	20,000	20,000

Balance Sheet Data (at year end)
Current assets, including cash and cash equivalents	$127,108	$120,372	$118,602	$119,902	$124,301
Total assets	863,303	868,015	855,180	785,619	786,133
Total long-term debt, net, including current portion	530,186	532,746	427,949	367,568	366,709
Total Navios Logistics’ stockholders’ equity	286,137	279,275	346,170	336,013	313,775

The following table sets forth the selected consolidated historical financial data for our business.

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(Expressed in thousands of U.S. dollars, except other operating data)
Other Financial Data
Net cash provided by operating activities	$21,158	$36,971	$21,879	$44,985	$13,020
Net cash used in investing activities	(19,646)	(46,321)	(91,173)	(27,039)	(101,858)
Net cash provided by / (used in) financing activities	4,928	21,156	55,869	(8,370)	74,200
Book value per common share	14.31	13.96	17.31	16.80	15.69
Adjusted EBITDA(1)	$81,149	$62,539	$68,062	$80,449	$68,771
Other Operating Data
Grain Port-tons of cargo moved	1,946,889	3,491,400	3,587,337	4,660,280	3,971,200
Iron ore Port-tons of cargo moved	1,057,518	551,000	—	—	—
Liquid Port-cubic meters of stored liquid cargos	317,352	251,467	212,992	207,299	212,866
Liquid Port-cubic meters of sales of products	43,711	53,082	49,379	56,178	61,605
Barge-cubic meters of liquid cargos	166,261	377,026	368,713	306,965	635,576
Barge-dry cargo tons	1,569,191	1,698,186	1,832,984	1,015,549	2,032,461
Cabotage-cubic meters of liquid cargos	1,254,033	1,308,502	1,513,584	1,836,506	1,833,813
Cabotage-available days	2,614	2,516	2,562	3,076	2,756
Cabotage-operating days	1,842	1,811	2,035	2,429	2,177
Revenues per Segment
Port Business	$99,320	$86,098	$66,386	$81,729	$99,954
Revenue-grain port	24,130	36,880	33,209	39,333	36,417
Revenue-iron ore port	38,943	13,805	—	—	—
Revenue-liquid port	3,739	2,841	3,059	3,049	3,270
Sales of products-liquid port	32,508	32,572	30,118	39,347	60,267
Barge Business	65,212	78,388	101,313	105,974	109,100
Cabotage Business	43,102	48,130	52,637	63,345	59,720

(1)

Adjusted EBITDA represents net income/(loss) attributable to Navios Logistics’ stockholders before interest, finance costs, depreciation and amortization, income taxes and loss on bond extinguishment. Adjusted EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

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

Adjusted EBITDA Reconciliation to Net Income/(Loss) Attributable to Navios Logistics’ Stockholders

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
	(Expressed in thousands of U.S. dollars)
Net income/(loss) attributable to Navios Logistics’ stockholders	$6,862	$3,105	$10,157	$22,238	$(16,704)
Depreciation of vessels, port terminals and other fixed assets	26,583	23,322	23,105	24,146	21,264
Amortization of intangible assets and liabilities	2,724	3,543	3,523	3,823	3,822
Amortization of deferred drydock and special survey costs	7,204	7,928	6,870	7,280	5,838
Loss on bond extinguishment	—	—	—	—	27,281
Interest income	(517)	(238)	(815)	(569)	(291)
Interest expense and finance cost	39,669	28,347	24,240	27,082	27,837
Income tax (benefit)/expense	(1,376)	(3,468)	982	(3,551)	(276)

Adjusted EBITDA	$81,149	$62,539	$68,062	$80,449	$68,771

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

In each of our businesses, we derive a significant part of our revenues from a small number of customers. We expect that a small number of customers will continue to generate a substantial portion of our revenues for the foreseeable future. For the year ended December 31, 2018, our three largest customers, Vale International S.A. (“Vale”), Cammesa S.A. (“Cammesa”) and Axion Energy Paraguay S.A. (“Axion Energy”), accounted for 32.0%, 10.8% and 10.2% of our revenues, respectively, and our five largest customers accounted for approximately 65.4% of our revenues. For the year ended December 31, 2017, our three largest customers, Vale, YPF S.A. (“YPF”) and Axion Energy, accounted for 20.3%, 13.7% and 12.7% of our revenues, respectively, and our five largest customers accounted for approximately 61.9% of our revenues. For the year ended December 31, 2016, our three largest customers, Vale, Axion Energy and Cammesa, accounted for 28.0%, 13.8% and 11.5% of our revenues, respectively, and our five largest customers accounted for approximately 67.4% of our revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges as well as port terminals. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of our significant customers, including our large take-or-pay customers or the change of the contractual terms of any one of our most significant take-or-pay contracts or any significant dispute with one of these customers could materially adversely affect our financial condition and our results of operations.

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

Vale represents a significant portion of our revenue, and the fulfilment of their obligations under the in-force agreements with us, and their inability or unwillingness to honor these obligations could significantly reduce our revenues and cash flow.

Vale’s payments to us represent a significant source of our revenue for us. Reductions in the demand for or the oversupply of iron ore would place Vale under financial pressure and may increase the likelihood of Vale being unable or unwilling to pay us contracted rates or renew contracts upon termination.

If Vale were to terminate or not renew one of their contracts, we may be unable to enter into new contracts under similarly favorable terms or at all. Also, we will not receive any revenues from such vessels while they are un-chartered, but will still be required to pay expenses necessary to maintain and insure the pushboat and barges.

The loss of any of our charterers, time charters or vessels, or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our shareholders, or our ability to continue to service our indebtedness.

In addition, the ability and willingness of Vale to perform its obligations under the agreements with charter parties and the iron ore port service contract will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the commodities industry and charter hire rates. Should Vale fail to honor its obligations under the agreements with us, we could sustain significant losses, which in turn could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows. Notwithstanding the foregoing, our contracts have dispute resolution clauses and protections that we may seek to enforce in such events. For example, on June 10, 2016, the Company initiated arbitration proceedings against Vale pursuant to the dispute resolution provisions of the service contract relating to the iron ore port facility in Nueva Palmira. On December 20, 2016, the arbitration tribunal ruled that the Vale port contract remains in full force and effect, and if Vale were to further repudiate or renounce the contract, we may elect to terminate the contract and be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract. As of the date hereof, no further claim has been made or received from Vale. Any litigation or arbitration proceeding would be costly and time consuming and may result in the deterioration of our commercial relationships with Vale.

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

Our capital expenditures during 2016, 2017 and 2018 were $91.2 million, $46.5 million and $19.6 million, respectively, mainly used to acquire and/or pay installments for among others one newbuilding estuary tanker vessel, three pushboats, and to expand our port terminal operations through the construction of an iron ore port terminal facility and the development of a new upriver terminal. In order to follow our current strategy for growth, we will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures.

In the future, we will also need to make capital expenditures required to maintain our current ports, fleet and infrastructure. Cash generated from our earnings may not be sufficient to fund all of these measures. Accordingly, we may need to raise capital through borrowings or the sale of debt or equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we fail to obtain the funds necessary for capital expenditures required to maintain our ports, fleet and infrastructure, we may be forced to take vessels out of service or curtail operations, which could materially harm our revenues and profitability. If we fail to obtain the funds that might be necessary to acquire new vessels, expand our existing infrastructure, or increase our working capital or capital expenditures, we might not be able to grow our business and our earnings could suffer. Furthermore, despite covenants under the indenture governing the 7.25% Senior Notes due 2022 (the “2022 Senior Notes”) and the Term Loan B Facility (See “Item 5.B. Liquidity and Capital Resources — Long-term Debt Obligations”) and the agreements governing our other indebtedness, we will be permitted to incur additional indebtedness which would limit cash available for working capital and to service our indebtedness.

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

The costs to operate and maintain a port or a vessel increase with the age of the port equipment or the vessel. Governmental regulations, safety or other equipment standards related to the age of the operational port equipment or vessels may require expenditures for alterations or the addition of new equipment to our port equipment or vessels and may restrict the type of activities in which these ports or vessels may engage. The failure to make capital expenditures to alter or add new equipment to our barges, pushboats, vessels and/or ports may restrict the type of activities in which these barges, pushboats, vessels and/or ports may engage and may decrease their operational efficiency and increase our costs. As charterers prefer newer vessels that are more fuel efficient than older vessels, the age of some of our vessels, barges and pushboats may make them less attractive to charterers. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well.

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

In addition, approval of governmental, regulatory and other authorities may be needed to implement any acquisitions or expansions. For example, we have available land in Brazil and Uruguay where we plan to develop or expand our port facilities. In order to complete these projects, however, we need to receive required authorization from several authorities. If these authorities deny our request for authorization, or if existing authorizations are revoked, we will not be able to proceed with these projects.

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

At December 31, 2018, we employed 384 land-based employees and 572 seafarers as crew on our vessels. Crew costs are a significant expense for us. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our time and spot contracts. Additionally, labor union activity in the Hidrovia may create pressure for us to pay higher crew salaries and wages. In addition, fuel is one of the largest operating expenses in our barge and cabotage businesses, when the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Currently, most of our long-term contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. We may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent our contracts do not pass-through changes in fuel prices to our clients, we will be forced to bear the cost of fuel price increases. We may hedge in the futures market all or part of our exposure to fuel price variations. We cannot assure you that we will be successful in hedging our exposure. In the event of a default by our contractual counterparties or other circumstance affecting their performance under a contract, we may be subject to exposure under, and may incur losses in connection with, our hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. We may not be able to pass onto our customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially adversely affect our results of operations.

Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially adversely affect our results of operations, financial condition and cash flows.

Global financial markets and economic conditions remain subject to significant vulnerabilities. Continuing turmoil and hostilities in Iraq, Afghanistan, Syria, Ukraine, other current conflicts, the refugee crisis in Europe and Middle East and continuing concerns relating to Brexit have led to increased volatility in global credit and equity markets. Several European countries including Greece, have been affected by increasing public debt burdens and weakening economic growth prospects. This has all materially affected the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in certain European countries, which may expose us to a loss of cash deposits or cash equivalents.

The ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, was for a time uncertain. A recurrence of global economic weakness may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

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

We could face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the uncertainty in market conditions and the regulatory climate in the United States, Europe and worldwide could adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors could have a material adverse effect on our results of operations, financial condition or cash flows.

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

The hull and machinery of every commercial vessel with certain characteristics must be classed by a classification society that is authorized and is customarily a member of the International Association of Classification Societies Ltd. (“IACS”). The classification society must certify that a vessel has been built and maintained in accordance with the rules of such organization and complies with the applicable rules and regulations of the country whose flag such vessel flies and the international conventions of which that country is a member. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with international conventions such as the United Nations Safety of Life at Sea Convention (“SOLAS”). Most of our owned fleet is currently enrolled with Lloyd’s Register of Shipping and RINA (Italian Naval Register).

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

We periodically employ some of our fleet on a spot basis. As of December 31, 2018, 60% of our cabotage fleet and 26% of our barge fleet on a dwt tons basis was employed under time charter or COA contracts. The remaining percentage of our barge fleet and cabotage fleet were employed in the spot market. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in our target markets have not yet been clearly determined but we expect them to exhibit significant volatility as the South American markets mature. We cannot assure you that we will be successful in keeping our fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably, as spot rates may decline below the operating cost of vessels. A significant decrease in spot market rates or our inability to fully employ our fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially adversely affect our results of operations, and operating cash flow.

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

The operation of vessels in international and regional trade is inherently risky. Although we carry insurance for our fleet covering risks commonly insured against by vessel owners and operators, such as hull and machinery insurance, war risks insurance and protection and indemnity insurance, all risks may not be adequately insured against, any particular claim may not be paid and any indemnification paid due to the occurrence of a casualty covered by our policies may not be sufficient to entirely compensate us for the damages suffered. We do not currently maintain loss of hire, credit risk or defense insurance, which would cover the loss of revenue if any of our contracts were terminated prior to their expiration and our legal costs to recover related damages. We also do not maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. We maintain business interruption insurance (subject to customary limitations and deductibles) for our port facilities. Furthermore, we do not maintain strike insurance, which would protect us from loss of revenue due to labor disruptions, except at our dry and wet port terminals. Accordingly, any extended vessel off-hire, due to an accident, labor disruption or other reason, could have a material adverse effect on our business. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

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

Navios Holdings and Peers Business Inc. are our significant stockholders. Navios Holdings owns 63.8% of our outstanding common stock, and Angeliki Frangou, our Chairman, beneficially owns approximately 29.4% of the outstanding common stock of Navios Holdings. Peers Business Inc., which is owned by Claudio Pablo Lopez, our Chief Executive Officer, Horacio Enrique Lopez, our Chief Operating Officer — Shipping Division, and Carlos Augusto Lopez, our Chief Commercial Officer — Shipping Division, owns 36.2% of our outstanding common stock. Navios Holdings and Peers Business Inc., as the beneficial owners of our common stock have the power to control our actions and the outcome of matters on which our stockholders are entitled to vote. Navios Holdings, Ms. Frangou and the Lopez family may pursue interests different from the interest of our debt holders in determining these matters.

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

Navios Holdings has indicated that it has been evaluating a number of strategic alternatives for us, including our becoming an independent business. While there can be no certainty as to timing, Navios Holdings could decide to pursue these alternatives during 2019. We are party to an administrative services agreement with Navios Holdings (the “Administrative Services Agreement”), pursuant to which Navios Holdings provides certain services to us, including bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and integration of any acquired businesses. We rely on Navios Holdings to perform obligations under the agreement. If we undergo a change of control, Navios Holdings may terminate this agreement upon 120 days’ notice. If this agreement is terminated or our relationship with Navios Holdings ended or was significantly altered, we may not have access to these services or be able to capitalize on Navios Holdings’ global network of relationships to source acquisitions, obtain competitive debt financing, and engage in innovative financing and could incur operational difficulties or losses. In addition, we may not benefit from the same financial flexibility our association with Navios Holdings provides us and, as a result, may not be able to access debt financing on favorable terms, or at all. If our relationship with Navios Holdings ends or is significantly altered, our business, results of operations and financial position could be materially adversely affected. See “Item 7.B Certain Relationships and Related Party Transactions — Administrative Services Agreement.”

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

Our corporate affairs are governed by our Amended and Restated Articles of Incorporation and bylaws and by the Marshall Islands Business Corporations Act or the BCA. The provisions of the BCA resemble the provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. The BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, and the BCA is interpreted and construed by Delaware laws and the laws of other states with substantially similar legislative provisions. Accordingly, investors may have more difficulty protecting their interests in the face of actions by management, directors or controlling stockholders than they would in the case of a corporation incorporated in the State of Delaware or other U.S. jurisdictions.

We, and certain of our officers and directors may be difficult to serve with process as we and our subsidiaries are incorporated in various jurisdictions outside the United States and certain of our officers and directors may reside outside of the United States.

We are a corporation organized under the laws of the Republic of the Marshall Islands. Our subsidiaries that guarantee our debt securities are organized under the laws of Argentina, the Republic of the Marshall Islands, Panama, Paraguay, Brazil and Uruguay. Certain of our directors and officers are residents of Greece or other non-U.S. jurisdictions. Substantial portions of the assets of these persons are located in Argentina, Greece, Panama, Paraguay, Uruguay or other non-U.S. jurisdictions. Thus, it may not be possible for investors to affect service of process upon us, our guarantors, or our non-U.S. directors or officers, or to enforce any judgment obtained against these persons in U.S. courts. Also, it may not be possible to enforce U.S. securities laws or judgments obtained in U.S. courts against these persons in a non-U.S. jurisdiction.

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

Accordingly, investors in the 2022 Senior Notes will not be able to obtain information of the type described above.

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

Iran

Prior to January 2016, the scope of sanctions imposed against Iran, the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the United States, the EU and Canada. In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies such as our company and to transactions with no U.S. nexus, and introduced limits on the ability of non-U.S. companies and other non-U.S. persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (our tankers called in Iran but did not engage in the prohibited activities specifically identified by these sanctions).

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. persons or U.S. companies and their foreign branches, U.S. citizens, foreign owned or controlled subsidiaries, U.S. permanent residents, persons within the territory of the United States from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the U.S. nuclear-related sanctions with respect to Iran (including, inter alia, CISADA, ITRA, and IFCA) and the EU sanctions on Iran were initially lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (the “JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the U.K. and the U.S.) and Germany, there are still certain limitations under that sanctions framework in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted or relaxed. However, the following sanctions which were lifted under the JCPOA were reimposed (“snapped back”) on May 8, 2018 as a result of the U.S. withdrawal from the JCPOA.

•	Sanctions on the purchase or acquisition of U.S. dollar banknotes by the Government of Iran;

•	Sanctions on Iran’s trade in gold or precious metals;

•

Sanctions on the direct or indirect sale, supply, or transfer to or from Iran of graphite, raw, or semi-finished metals such as aluminum and steel, coal, and software for integrating industrial processes;

•

Sanctions on significant transactions related to the purchase or sale of Iranian rials, or the maintenance of significant funds or accounts outside the territory of Iran denominated in the Iranian rial;

•	Sanctions on the purchase, subscription to, or facilitation of the issuance of Iranian sovereign debt; and

•	Sanctions on Iran’s automotive sector.

Following a 180-day wind-down period ending on November 4, 2018, the U.S. government will re-impose the following sanctions that were lifted pursuant to the JCPOA, including sanctions on associated services related to the activities below:

•	Sanctions on Iran’s port operators, and shipping and shipbuilding sectors, including on the Islamic Republic of Iran Shipping Lines (IRISL), South Shipping Line Iran, or their affiliates;

•

Sanctions on petroleum-related transactions with, among others, the National Iranian Oil Company (NIOC), Naftiran Intertrade Company (NICO), and National Iranian Tanker Company (NITC), including the purchase of petroleum, petroleum products, or petrochemical products from Iran;

•

Sanctions on transactions by foreign financial institutions with the Central Bank of Iran and designated Iranian financial institutions under Section 1245 of the National Defense Authorization Act for Fiscal Year 2012 (NDAA);

•

Sanctions on the provision of specialized financial messaging services to the Central Bank of Iran and Iranian financial institutions described in Section 104(c)(2)(E)(ii) of the Comprehensive Iran Sanctions and Divestment Act of 2010 (CISADA);

•	Sanctions on the provision of underwriting services, insurance, or reinsurance; and

•	Sanctions on Iran’s energy sector.

U.S. Iran sanctions also prohibit significant transactions with any individual or entity that the U.S. government has designated as an Iran sanctions target.

EU sanctions remain in place in relation to the export of arms and military goods listed in the EU common military list, missiles-related goods and items that might be used for internal repression. The main nuclear-related EU sanctions which remain in place include restrictions on:

•

Graphite and certain raw or semi-finished metals such as corrosion-resistant high-grade steel, iron, aluminum and alloys, titanium and alloys and nickel and alloys (as listed in Annex VIIB to EU Regulation 267/2012 as updated by EU Regulation 2015/1861 (the “EU Regulation”);

•	Goods listed in the Nuclear Suppliers Group list (listed in Annex I to the EU Regulation);

•	Goods that could contribute to nuclear-related or other activities inconsistent with the JCPOA (as listed in Annex II to the EU Regulation); and

•	Software designed for use in nuclear/military industries (as listed in Annex VIIA to the EU Regulation).

The above EU sanctions activities can only be engaged if prior authorization (granted on a case-by-case basis) is obtained. The remaining restrictions apply to the sale, supply, transfer or export, directly or indirectly to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved in fixtures involving Iran.

Russia/Ukraine

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the United States and the EU have implemented sanctions against certain Russian individuals and entities.

The EU has imposed travel bans and asset freezes on certain Russian persons and entities pursuant to which it is prohibited to make available, directly or indirectly, economic resources or assets to or for the benefit of the sanctioned parties. Certain Russian ports including Kerch Commercial Seaport; Sevastopol Commercial Seaport and Port Feodosia are subject to the above restrictions. Other entities are subject to sectoral sanctions, which limit the provision of equity financing and loans to the listed entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production or shale oil projects in Russia. As such, it is important to carry out due diligence on the parties and cargoes involved in fixtures relating to Russia.

The United States has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. Similar to EU sanctions, U.S. sanctions also entail restrictions on certain exports from the United States to Russia and the imposition of Sectoral Sanctions, which restrict the provision of equity and debt financing to designated Russian entities. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets, which may involve the United States or U.S. persons and thus implicate prohibitions. The United States also maintains prohibitions on trade with Crimea.

The United States has also taken a number of steps toward implementing aspects of the Countering America’s Adversaries Through Sanctions Act (“CAATSA”), a major piece of sanctions legislation.

Under CAATSA, the United States has imposed secondary sanctions relating to Russia’s energy export pipelines, investments in special Russian crude oil projects. CAATSA has a provision that requires the U.S. President to sanction persons who knowingly engage in significant transactions with parties affiliated with Russia’s defense and intelligence sectors.

Venezuela-Related Sanctions

The U.S. sanctions with respect to Venezuela prohibit various financial and other transactions and activities, dealings with designated Venezuelan government officials and entities, and curtail the provision of financing to PDVSA and other government entities. EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 of 13 November 2017 concerning restrictive measures in view of the situation in Venezuela. This includes financial sanctions and restrictions on listed persons and an, arms embargo, and related prohibitions and restrictions including restrictions related to internal repression.

US Executive Orders

The following Executive Orders govern the U.S. sanctions with respect to Venezuela that U.S. persons must comply with.

•

13857 — Taking Additional Steps to Address the National Emergency with Respect to Venezuela (January 28, 2019) — Expanded the definition of “Government of Venezuela” to include Petroleos de Venezuela, S.A. (“PdVSA”).

•	13850 — Blocking Property of Additional Persons Contributing to the Situation in Venezuela (November 1, 2018)

•	13835 — Prohibiting Certain Additional Transactions with Respect to Venezuela (May 21, 2018)

•

13827 — Taking Additional Steps to Deal with the Situation in Venezuela (March 19, 2018) — prohibits all transactions related to, provision of financing for, and other dealings in, by a United States person or within the United States, in any digital currency, digital coin, or digital token, (the Petro) that was issued by, for, or on behalf of the Government of Venezuela on or after January 9, 2018.

•

13808 — Imposing Additional Sanctions with Respect to the Situation in Venezuela (August 24, 2017) — This executive Order prohibits transactions involving, dealings in, and the provision of financing for (by (US persons) of :

○	New debt with a maturity of greater than 90 days of PdVSA;

○	New debt with a maturity of greater than 30 days or new equity of the Government of Venezuela, other than debt of PdVSA;

○	Bonds issued by the Government of Venezuela prior to August 25, 2017, the EO’s effective date;

○	Dividend payments or other distributions of profits to the Government of Venezuela from any entity directly or indirectly owned or controlled by the Government of Venezuela; or

○

Direct or indirect purchase by U.S. persons or persons within the U.S. of securities from the Government of Venezuela, other than securities qualifying as new debt with a maturity of less than or equal to 90 or 30 days as covered by the EO (Section 1).

•	13692 — Blocking Property and Suspending Entry of Certain Persons Contributing to the Situation in Venezuela (March 8, 2015) — blocks designated Venezuelan government officials.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains economic sanctions against Syria, Cuba, North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, the “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

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

Since assuming office on December 10, 2015, the Macri administration has announced several economic and policy reforms, including, foreign exchange, foreign trade and infrastructure. The Macri Administration has further settled claims with substantially all of the holdout bondholders who had not previously participated in Argentina’s sovereign debt restructurings (in terms of claims) and regained access to the international capital markets, issuing several new series of sovereign bonds. On May 7, 2018, the Argentine government subscribed a stand-by agreement with the International Monetary Fund (“IMF”), whereby the IMF granted a Stand-By Loan to Argentina for an amount of up to 50.0 billion for a term of up to 36 months. The total Stand-By Loan was increased for an amount of up to approximately $56.3 billion.

As of the date hereof, the impact that these measures and any future measures taken by the current administration will have on the Argentine economy cannot be predicted. In particular, we have no control over the implementation of the reforms to the regulatory framework that governs our operations and cannot guarantee that these reforms will be implemented or implemented in a manner that will benefit our business. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy, which, in turn may have an adverse effect on our financial condition and results of operations.

The continuing inflation may have material adverse effects on the Argentine economy.

Over the last few years, the Argentine government has implemented certain programs aimed at controlling inflation and monitoring the prices of many goods and services, including price agreements between the Argentine government and private sector companies.

On December 27, 2017, the Central Bank updated its inflation target regime by adopting the inflation targets set by the Ministry of the Treasury for the next three years, including targets of 15% for 2018, 10% for 2019 and 5% by the end of 2020. However, inflation reached a rate of 47.6% for the year 2018.

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

Controls and restrictions may be imposed in the future, and could impair our ability to transfer funds generated by our Argentine operations in U.S. dollars outside Argentina to us for the payment of our indebtedness. In addition, any other restrictions or requirements that may be imposed in the future, expose us to the risk of losses arising from fluctuations in the exchange rate of the Argentine peso.

The Argentine government has made certain changes to its tax rules that affected our operations in Argentina in the past, and could further increase the fiscal burden on our operations in Argentina in the future.

If the Argentine government decides to alter the tax regime in Argentina, our results of operations and financial condition could be materially and adversely affected.

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

Risks Relating to Uruguayan Free Zone Regulation

Certain of our subsidiaries in Uruguay are operating as direct free trade zone users under an agreement with the Free Zone Division of the Uruguayan Department of Trade allowing them to operate in isolated public and private areas within national borders and to enjoy tax exemptions and other benefits, such as a generic exemption on present and future national taxes including the Corporate Income Tax, Value-Added Tax and Wealth Tax. Other benefits that our subsidiaries enjoy are simplified corporate law provisions, the ability to negotiate preferential public utility rates with government agencies and government guarantees of maintenance of such benefits and tax exemptions. Free trade zone users do not need to pay import and export tariffs to introduce goods from abroad to the free trade zone, to transfer or send such goods to other free trade zones in Uruguay or send them abroad. However, our subsidiaries may lose all the tax benefits granted to them if they breach or fail to comply with the free trade zone contracts or framework. The right of the Uruguay Department of Trade — Free Zones Division to early terminate the Free Zone User Agreement is subject to an explanation on the specific factual and legal reasons in which such decision is based. Generic decisions will not be admissible, just like not all breaches by the Free Zone User will entitle the Uruguayan Department of Trade — Free Zones Division to early terminate the Free Zone User Agreement. Such a decision must therefore be proportional to the noncompliance’s nature. Under the Free Zone Agreement, the following are some of the causes under which the Uruguay Department of Trade — Free Zones Division may terminate the Free Zone User Agreement: the non fulfilment of the obligations to improve the land, as per the terms of each Free Zone User Agreement; material breaches the terms of the Free Zone User Agreement; violation of labor laws; failure to pay agreed fees to the Uruguayan authorities; failure to make required social security contributions requirements; or the commission of illegal acts or acts expressly forbidden by the Free Zone User Agreement. Should CNSA or Corporacion Navios Granos S.A. (“Granos”) lose their Free Zone User status, they will not be able to operate their terminal facilities.

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

We engage in regional commerce with a variety of entities. Although our operations expose us to certain levels of foreign currency risk, our revenues are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaranies, Argentinean pesos and Brazilian reals; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2018, 2017 and 2016 approximately 48.6%, 60.3% and 61.1%, respectively, of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollars. As part of our overall risk management policy, we may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee we will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which we operate may occur, and if such fluctuations were to occur in one or a combination of the countries in which we operate, our results of operations or financial condition could be materially adversely affected.

Risks Relating to Our Indebtedness

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the 2022 Senior Notes, the Term Loan B Facility and our other obligations.

At December 31, 2018, we had $538.2 million in aggregate principal amount of debt, including the 2022 Senior Notes and the Term Loan B Facility, outstanding.

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

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The agreements governing our indebtedness do not fully prohibit us or our subsidiaries from doing so. At December 31, 2018, we had $538.2 million in aggregate principal amount of debt, including the 2022 Senior Notes and the Term Loan B Facility, outstanding. Any secured indebtedness permitted under the 2022 Senior Notes would be effectively senior to the 2022 Senior Notes to the extent of the value of the assets securing such indebtedness, as would all indebtedness of non-guarantor subsidiaries. We also may incur new indebtedness if we expand our business or purchase new vessels or for other purposes. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all our debt obligations, including the repayment of the 2022 Senior Notes or the Term Loan B Facility. In addition, the indenture governing the 2022 Senior Notes and the Term Loan B Facility do not prevent us from incurring obligations that do not constitute indebtedness as defined therein.

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

If volatility in the London InterBank Offered Rate, or LIBOR, occurs, or if LIBOR is replaced as the reference rate under our debt obligations, it could affect our profitability, earnings and cash flow.

LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to occur, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

Furthermore, interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, there is uncertainty relating to the LIBOR calculation process, which may result in the phasing out of LIBOR in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. Such provisions could significantly increase our lending costs, which would have an adverse effect on our profitability, earnings and cash flow.

In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, or “Committee”, a committee convened by the United States Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition away from LIBOR would be significant for us because of our substantial indebtedness.

The market values of our vessels may fluctuate significantly which could cause us to breach covenants in debt that we may incur.

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

The indenture governing the 2022 Senior Notes permits us to incur a significant amount of secured indebtedness, including indebtedness to be used for acquisitions of vessels and businesses. At December 31, 2018, we had approximately $538.2 million of indebtedness outstanding, including $136.3 million of secured indebtedness. Accordingly, the 2022 Senior Notes will be effectively subordinated to all secured indebtedness. If an event of default occurs under any existing or future credit facility or under other future secured indebtedness, the senior secured lenders will have a prior right to our assets mortgaged in their favor, to the exclusion of the holders of the 2022 Senior Notes, even if we are in default under the 2022 Senior Notes. In that event, our assets and the assets of the subsidiary guarantors would first be used to repay in full all indebtedness and other obligations secured by them, resulting in all or a portion of our assets being unavailable to satisfy the claims of the holders of the 2022 Senior Notes and other unsecured indebtedness. Therefore, in the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, subject to any preferential treatment afforded to resident creditors of any particular jurisdiction, holders of 2022 Senior Notes will participate in our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as such 2022 Senior Notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor or other creditors who receive preferential treatment under applicable law. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the 2022 Senior Notes. As a result, holders of 2022 Senior Notes may receive less, ratably, than holders of secured indebtedness.

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

Brazil

Brazilian legal framework for economically distressed companies or individuals generally consists of the provisions set forth by the Brazilian Bankruptcy and Reorganization Federal Law (“BBRL” — Law No. 11101, dated February 9, 2005). The BBRL contains certain provisions that resemble bankruptcy under U.S. Chapters 11 and 7. It regulates two different situations: (i) reorganization, that may take place (a) in court (judicial reorganization) or (b) out of court (extrajudicial reorganization), both aiming at surpassing debtor’s financial distress; and (ii) bankruptcy, which is intended to liquidate the company and its assets and must be always administered by a judicial court.

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

The obligations under the guarantees are subordinated to certain statutory preferences. In the event of a liquidation, bankruptcy or judicial reorganization in certain jurisdictions including Argentina, Brazil, Paraguay and Uruguay, such statutory preferences, including post-petition claims, claims for salaries, wages, social security, taxes, court fees and expenses and claims secured by collateral, among others, will have preference over any other claims, including claims by any investor in respect of the guarantees. In such event, enforcement of the guarantees may be unsuccessful, and noteholders may be unable to collect amounts that they are due under the 2022 Senior Notes and the Term Loan B Facility.

Our being subject to certain fraudulent transfer and conveyance statutes may have adverse implications for the holders of the 2022 Senior Notes and the lenders of the Term Loan B Facility.

Fraudulent transfer and insolvency laws may void, subordinate or limit the 2022 Senior Notes and the guarantees and the Term Loan B Facility.

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

Uruguay

A court could, under fraudulent conveyance or bankruptcy law, subordinate or void the guarantee of any subsidiary guarantor if it found that such guarantee was incurred with actual intent to hinder, delay or defraud creditors, or such subsidiary guarantor did not receive fair consideration or reasonably equivalent value for the guarantee.

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

In Argentina, since the amendment of the convertibility law in December 2001, the Argentine government has imposed several restrictions on the purchase of foreign currency in the exchange market and the transfer of funds outside of Argentina. The Macri Administration has rendered ineffective the restrictions on deposits and reduced or eliminated the exchange restrictions that established controls on the inflow and outflow of capital and the acquisition of foreign currency. On January 11, 2018, in order to provide more flexibility to the foreign exchange system and to promote competition, the free-floating exchange market (the “FX Market”) (Mercado Libre de Cambios) was created by virtue of Decree No. 27/2018 and regulated by Communication “A” 6436, which entered into force on March 1, 2018, replacing the MULC and allowing new players to enter the system. In spite of this trend, the Argentine government could, in the future, impose additional exchange controls or modify negotiation conditions or eliminate the current FX Market MULC (the single and free floating foreign exchange market) or restrict the movement of capital or impose controls of another nature that could restrict the transfer of funds outside of Argentina for payments required to be made in respect of the guarantee of the 2022 Senior Notes and the Term Loan B Facility.

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

B. Business Overview

Our Company

Navios Logistics believes it is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. Navios Logistics’ controlling shareholder, Navios Holdings, provides significant business expertise and know-how to our operations.

Navios Logistics reports its operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. For further historical segment information, please see our audited consolidated financial statements included elsewhere in this report.

Navios Logistics has a diverse customer base including global agricultural, mining and petroleum companies. Its customers include affiliates of ADM, Axion Energy, Bunge, Cargill, Glencore, Louis Dreyfus, Petrobras, Petropar (the national oil company of Paraguay), Shell, Vale, Vitol and YPF. Navios Logistics has a long history of operating in the Hidrovia region and has been able to generate and maintain longstanding relationships with its customers. In its grain port facilities in Uruguay, Navios Logistics has been serving three of its key customers, ADM, Cargill and Louis Dreyfus, for more than 20 years on average. In its liquid port facility, liquid barge transportation and cabotage business, Navios Logistics has long-term relationships with its global petroleum customers for more than 17 years on average (such as Axion Energy, Petrobras Group, YPF and Shell or their successors). In its dry barge business, Navios Logistics started its relationship with Vale in 2008 for iron ore transportation and has signed new contracts since then. Navios Logistics is committed to provide quality logistics services for its customers and further developing and maintaining its long-term relationships.

Navios Logistics serve its customers in the Hidrovia region through its three port storage and transfer facilities, one for agricultural, forest-related exports, one for mineral related exports both located in Nueva Palmira Free Zone, Uruguay, and one for refined petroleum products in San Antonio, Paraguay. Navios Logistics complements its three port terminals with a diverse fleet of 336 barges and pushboats and 8 vessels, including six oceangoing tankers, one bunker vessel and one river and estuary tanker vessel which operate in our cabotage business. Navios Logistics provides transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or LPG).

Since the business combination in January 2008, Navios Logistics has grown its vessel fleet from 123 to 344 vessels, including barges, pushboats and tankers, of which 344 are owned by Navios Logistics. The following is the current core fleet as of April 26, 2019.

Navios Logistics Fleet Summary (owned)

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat fleet	27	95,920 BHP	Various Sizes and Horsepower
Dry Barges	272	481,350 DWT	Dry Cargo
Tank Barges	34	110,187 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG

Total	336

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
Heman H	2012	1,693	Double-hulled Bunker Vessel
Elena H	2018	4,999	Double-hulled Product Tanker

Total		87,916

Port Terminal Operations

Uruguay Dry Ports

We believe we own and operate the largest independent bulk transfer and storage port terminal complex in Uruguay based on throughputs. In 2017 and 2018, 4.0 million and 3.0 million tons of grain and mineral cargo, respectively, were moved through our dry port terminals. Our dry port terminal complex comprises of a grain terminal, and a new iron ore terminal that commenced operations in 2017.

We have free zone user agreements with the Republic of Uruguay dating back to the 1950s for the lands on which we operate. The agreements have been extended to 2046 and may be extended further until 2066 at our option. Additionally, since our terminals are located in the Nueva Palmira Free Zone, foreign commodities moving through the terminal are free of Uruguayan taxes.

We believe that countries in the region will continue to increase use of land for agriculture and implement technology for increasing yields on productive lands. As a result, we have experienced significant growth in the last ten years from 1.0 million tons of grain moved in 2000 to 3.5 million tons in of grain moved in 2017. In 2018, 1.9 million tons of grain moved through our terminal as local production of soybean and our throughput was adversely affected by a drought in the region. We have also been expanding our grain silo capacity from 280,000 tons of grain cargo in 2009 to 460,000 tons of grain cargo as of December 31, 2018. We installed a grain drying and conditioning facility on 13.6 acres of land adjacent to our dry port terminal, which has been operational since May 2011. In addition, in October 2013 we completed the construction of an additional vessel-loading conveyor belt.

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

Iron Ore Port Infrastructure: The iron ore port terminal is unique in the region because of its sophisticated design, efficiency and multimodal operations. Our iron ore port terminal has specially designed storage facilities and conveying systems that provide significant flexibility in cargo movements aimed at avoiding delays to vessels and barge convoys. On shore the new facilities comprise an area of approximately 20 acres with two stockpiles for mineral with a storage capacity of up to 700,000 tons. With two stockpiles available for storage, our facility provides customers storage for their commodities separate from those of other customers. Mineral at the stockpile are handled by a Stacker/Reclaimer. Auxiliary equipment for barge mooring, power, environment control and water treatment are also part of the iron ore terminal facility.

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

Barge Operations

Overview: We service the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through our fleet of 336 vessels in our barge business. We operate different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). We typically contract our vessels either on a time charter basis or on a CoA basis.

Fleet: We control 336 vessels in our barge business, including 27 pushboats, 272 dry barges, 34 tank barges and three LPG barges. Our dry barge fleet is nearly three times the size it was in January 2008.

Products Transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils), liquefied cargo (liquefied petroleum gas (LPG)) and dry cargo (cereals, cotton pellets, soy bean, wheat, limestone (clinker), mineral iron and rolling stones). During 2018, we transported approximately 1.8 million cubic meters of liquids or tons of dry cargo, consisting of approximately 0.2 million cubic meters of liquids and 1.6 million tons of dry cargo (compared to 2.1 million in 2017, 2.2 million in 2016, and 1.3 million in 2015).

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

Our fleet consists of six oceangoing product tanker vessels, one bunker vessel and one river and estuary product tanker.

On July 10, 2013, we became the sole shareholder of Hidronave S.A. by acquiring the then remaining 49% noncontrolling interest. This acquisition serves as a platform to enable us to build our Brazilian cabotage business if we choose to do so, since Hidronave S.A. has the certificates and other documentation required to conduct business in Brazil.

Fleet: The table below reflects our cabotage tanker fleet as of April 26, 2019:

Vessel	Type	Built	DWT	Employment Date	Charter-Out Duration	Expiration Date of License
Malva H	Product Tanker	2008	8,974	No current contract	—	May 22, 2019
Estefania H	Product Tanker	2008	12,000	October 01, 2018	12 months	September 27, 2019
Makenita H	Product Tanker	2009	17,508	February 16, 2019	36 months	June 25, 2019
Sara H	Product Tanker	2009	9,000	March 01, 2019	7 months	April 30, 2019
Ferni H	Product Tanker	2010	16,871	August 29, 2018	24 months	July 2, 2019
San San H	Product Tanker	2010	16,871	February 01, 2019	8 months	May 31, 2019
Elena H	Product Tanker	2018	4,999	October 13, 2018	60 months	August 17, 2022
Heman H	Bunker Vessel	2012	1,693	December 31, 2018	3 months	October 6, 2020

Our foreign-flagged cabotage tanker vessels operate under licenses of one to three years’ duration issued by the Argentinean maritime authorities. Such licenses for our vessels expire at various times until August 2022. Upon expiration, the licenses are generally renewed for periods of one to three years. While renewal is pending, the vessels operate under provisional licenses of two to three months’ duration which are re-issued until the longer-term license is obtained.

Products Transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils). During 2018, our cabotage fleet transported approximately 1.3 million cubic meters of liquids (compared to 1.3 million cubic meters in 2017 and 1.5 million cubic meters in 2016).

Competitive Strengths

We believe that the following strengths allow us to maintain a competitive advantage within the markets we serve:

Leading Integrated Logistics Company in the Hidrovia Region Serving Diversified End Markets. We believe we own and operate the largest independent bulk transfer and storage port terminal complex in Uruguay based on throughputs and one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. We believe we also are one of the largest owners and operators of a diverse and versatile fleet of dry and wet barges, pushboats and oil tankers in the Hidrovia region. Our port, barge and cabotage operations serve the needs of a diverse range of industries, including mineral and grain commodity providers as well as users of refined petroleum products. We have been able to combine our ports, barges, pushboats and tankers to offer an integrated logistics solution to our customers. For example, we have customers that use both our dry port and dry barge services such as Vale, ADM, Sodrugestvo and Vicentin, and other customers that use our liquid port, liquid barge and cabotage services such as Axion Energy and Vitol.

Developing Leading Position Through Investment and Expansion in our Port Terminals. Our dry port facility has served the growing grain and ore exports of countries in the Hidrovia region since 1955 and its location at Nueva Palmira serves our customers’ export needs by providing easy access to the Atlantic Ocean. Our crude and petroleum product port and storage facility in Paraguay, serves the needs of our customers in Paraguay, a country with no crude production and limited refining capacity, and in the Hidrovia region.

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

Long-Term Relationships with High Quality Customers. We have a long history of operating in the Hidrovia region of South America. We have long-standing relationships with a diverse group of large customers, primarily comprised of major international agriculture and oil companies and their affiliates such as ADM, Cargill, Louis Dreyfus, Petrobras, Petropar, YPF, Shell and Vale. These long term customer relationships arise from our reputation for reliability and high-quality service. In our grain port terminal in Uruguay, we have been serving three of our key customers, ADM, Cargill and Louis Dreyfus, for more than 20 years on average. In our liquid port facility, liquid barge transportation and cabotage business, we have long term relationships with our global petroleum customers for more than 17 years on average. In our barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then.

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

Capitalize on Attractive Fundamentals in Our Businesses. As one of the largest owners and operators of barges and product tankers in the Hidrovia region, with some of the largest, most modern and strategically located port facilities, we believe we are well positioned to capitalize on the attractive fundamentals for storage and marine transportation services in the region. There currently exists a shortage of adequate rail and highway infrastructure in South America to meet the growing demand for exports, and the Hidrovia river system and coastal trade represent some of the more cost-efficient methods of transportation in the region. The Hidrovia river system is one of the largest navigable river systems in the world, comparable in length to the Mississippi River system in the United States. A comparison of the two river systems illustrates the significant potential for future development of the Hidrovia which serves economies that are expected to grow in the future. For example, during the period 2019-2024, Argentina is expected to grow 2.5% on average, Brazil 2.2% on average, Uruguay 2.8% on average, and Paraguay 3.9% on average, according to the International Monetary Fund’s latest available data on World Economic Outlook (April 2019). Advanced economies, including the United States, are expected to grow 1.8% on average during the same period, according to the same source. If such growth in the Hidrovia Region economies does not materialize, it could materially delay or prevent the Hidrovia Region from realizing its potential.

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

We also believe that we benefit from the risk management practices adopted by Navios Holdings. Navios Holdings closely monitors its counterparties’ credit exposure. Navios Holdings has established policies designed for contracts to be entered into with counterparties that have appropriate credit history and we have access to Navios Holdings’ policies and personnel for this purpose. We believe that we can use our relationship with Navios Holdings and its established reputation in order to obtain favorable long-term time contracts and attract new customers. If our relationship with Navios Holdings ends or is significantly altered, our business, results of operations and financial position could be materially adversely affected. See “Item 3.D Risk Factors — Risks Relating to Our Industry and Our Business. We have a meaningful relationship with Navios Holdings, and we depend on Navios Holdings for certain legal, advisory, administrative and other services and benefit from its global network to obtain competitive financing. If our relationship with Navios Holdings ended or was significantly altered, our business and results of operations could be materially adversely affected.”

Our Fleet Management

We conduct all daily technical and commercial management for our owned fleet in-house. These services, as well as administration of our fleet, are provided from several offices situated in Argentina, Paraguay, Uruguay and Brazil. We will continue to undertake all technical and commercial management for our barges and pushboats and vessels, such as drydocking, repairs and maintenance, including the purchasing of supplies, spare parts and husbandry items, crewing, superintendence and preparation and payment of all related accounts on our behalf.

Employees and Crewing

We crew our fleet with Argentine, Brazilian and Paraguayan officers and seamen. Our fleet managers are responsible for selecting the crew.

As of December 31, 2018, we employed 384 land-based employees: 50 employees in the Asuncion, Paraguay office, 21 employees at the port facility in San Antonio, Paraguay, 99 employees in the Buenos Aires, Argentina office, eight employees in the Montevideo, Uruguay office, 196 employees at the port facility in Nueva Palmira, Uruguay, and 10 employees in the Corumba, Brazil office.

Certain of our operations in Argentina, Paraguay, Uruguay and Brazil are unionized. We believe that we have good relations with our employees and seamen and since our inception we have had no history of significant work stoppages.

Competition

We believe we are one of the largest logistics providers in the region. We believe our ownership of river ports, including our port terminals in Uruguay that provide access to the ocean, allows us to offer a logistics solution superior to our competitors that also operate barges and pushboats. We also compete based on reliability, efficiency and price.

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to ours. However, most of these companies are proprietary service providers that are focused on servicing their own cargo. Unlike these companies, we are an independent service provider in the market for transits. With respect to exports, our competitors are Montevideo Port in Montevideo, Ontur in Nueva Palmira, and TGU in Nueva Palmira. The main competitor of our liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol, TLP, Trafigura Pte Ltd. and Petrobras.

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

Corporate Information

Our legal and commercial name is Navios South American Logistics Inc. We have been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. Our office and principal place of business is located at Aguada Park Free Zone, Paraguay 2141, Of. 1603 Montevideo, Uruguay and our telephone number is +(30) (210) 459-5000. Our website is http://www.navios-logistics.com. The information on our website is not incorporated by reference into this report and should not be considered to be a part of this report. Trust Company of the Marshall Islands, Inc. serves as our agent for service of process, and our registered address, as well as address of its agent for service of process is Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960. We maintain offices in Montevideo — Uruguay, Buenos Aires — Argentina, Asuncion — Paraguay, and Corumba — Brazil. We own the Nueva Palmira dry ports and transfer facilities indirectly through our Uruguayan subsidiaries, CNSA and Granos, and the San Antonio port facility through our Paraguayan subsidiary, Petrolera San Antonio S.A. (“Petrosan”). All of our subsidiaries are wholly owned.

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

Environmental and Safety Regulation — IMO

The IMO is the United Nations agency concerned with maritime safety and the prevention of pollution by ships. The IMO has adopted a number of international conventions with respect to maritime safety, pollution prevention and liability and compensation, the most significant of which are described below.

IMO — Pollution Prevention

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

Argentinean authorities are considering the ratifications of the 2001 International Convention on Civil Liability for Bunker Oil Pollution Damage (BUNKER), the 1989 International Convention On Salvage, the 2007 Nairobi International Convention on the Removal of Wrecks, and the Convention on Limitation of Liability for Maritime Claims, 1976 London, 19 November 1976 as amended by Protocol of 1996 to amend the Convention on Limitation of Liability for Maritime Claims of 19 November 1976.

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

Hidrovia Convention — RIOCON

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

IMO — Safety

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

•

Brazil: The Brazilian legal framework which governs marine pollution incidents encompasses several infra-constitutional Laws and regulations, the main statutes being: Law no. 6.938/81 (Brazilian National Policy on the Environment); Law no. 7.347/1985 (which regulates the Civil Public Action); Law no. 9.966/2000 (“Oil Law”); Law no. 9.605/98 (Environmental Crimes Law); and the Decree no. 83,540/79, which regulates the Decree that gave the force of Law to the International Convention on Civil Liability for Oil Pollution 1969 (“CLC-69”) Also, there are several regulations and international conventions ratified by Brazil, which apply (subject to qualifications) to marine pollution casualties, including: the London Convention of 1972 (“LC-72”); SOLAS 1974; MARPOL 73/78; and OPRC 90. In 1992, Brazil signed the Acuerdo de Transporte Fluvial por la Hidrovia Paraguay-Parana, together with Argentina, Bolívia, Paraguay and Uruguay, in order to develop the Hidrovía Paraguay-Paraná. In December 1997, Brazil signed together with Argentina an Agreement on Environmental Cooperation, which fosters the cooperation to preserve the marine environment, especially with respect the pollution of coastal areas.

According to the aforementioned legislation, liability for environmental pollution damages in Brazil can be assessed in three different spheres: civil; administrative; and criminal. Insofar as the liability regime for civil damages caused to the environment or to affected third parties by oil pollution, this is one of joint strict liability, i.e. the owner and its insurer, as well as any other guarantor, are jointly liable for damages, independent of fault, based on Article 14, §1º, of Law no. 6.938/81 and Article 9, §2º of the Decree no. 83.540/79. Limitation of liability as set out in the CLC-69 is not applicable in Brazil. Insofar as administrative liability, according to Article 25 of the Oil Law, in the event of oil pollution damages, the following parties can be held administratively liable for the above-mentioned fines: the ship owner; the ship owner’s legal representative; the ship operator; the concessionaire; the master or crewman; the representatives of the port, terminal, platform, shipyard or marina; and the cargo owner. According to the same article, the administrative penalties can vary from simple warnings to fines in total up to R$50 million. Brazil is party to the 1990 International Convention on Oil Pollution Preparedness, Response and Co-operation.

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

Inspection by Oil Major Vetting Departments

For the past several years the oil majors have created their own vetting departments in order to carry out their own surveys. These surveys are made by their own or external surveyors with SIRE I accreditation. Some oil majors have requirements that exceed the IMO and OCIMF requirements. YPF, for example, mandates the use of an IGS (Inert Gas System) for vessels below 20,000 dwt carrying clean products that have a flash point below 60 degrees Celsius. This requirement requires us to install IGSs in our vessels, although not compulsory under international regulations. We have successfully satisfied the operational, safety, environmental and technical vetting criteria of Axion Energy, YPF and Petrobras, and have qualified to do business with them. For Axion Energy, we have been successfully vetted for oceangoing and coastal trade and for single operations. For YPF and Petrobras, we have been successfully vetted for oceangoing trade and for YPF and Axion Energy we have been successfully vetted for inland trade.

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

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks, which nonetheless remain uninsured across our business are “loss of hire,” “off-hire,” “strikes”, “defense,” and “credit risk.” We do not insure against these risks because the costs are regarded as disproportionately high relative to the risks and/or such cover is not commercially beneficial or contractually necessary. The loss of hire or strike insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in such policies. Should a vessel on time charter, where the vessel is paid a fixed hire day-by-day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strike insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike-bound at a loading or discharging port, or the crew of the vessel goes on strike, the insurance covers the cost of running the vessel during such periods. We maintain business interruption and strike insurance for our dry and wet port terminal facilities. The defense cover is intended to pay the cost of defending a member’s position in a dispute related to a contract signed with third parties. For example, if a charter party is signed and for any reason the vessel is placed off hire, the cover pays the fees of lawyers defending the member’s position, but not the amount in dispute.

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

Commitments and Contingencies — Legal Proceedings

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

On August 16, 2018, there was a fire incident at the iron ore port terminal in Nueva Palmira, Uruguay for which the Company maintains property and loss of earnings insurance coverage for such types of events (subject to applicable deductibles and other customary limitations). As of December 31, 2018, an insurance claim receivable of $11.6 million was recorded in the Company’s prepaid expenses and other current assets, of which $9.2 million was recorded in “Other income, net” in the consolidated statements of operations.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2020.

C. Organizational Structure

Navios Logistics maintains offices in Montevideo — Uruguay, Buenos Aires — Argentina, Asuncion — Paraguay, and Corumba — Brazil. Navios Logistics holds the rights to operate the ports and transfer facilities in Nueva Palmira indirectly through its Uruguayan subsidiaries, CNSA and Granos, and owns the San Antonio port facility through its Paraguayan subsidiary, Petrosan.

The table below sets forth Navios Logistics’ current corporate structure.

Navios Logistics was incorporated as a Marshall Islands corporation on December 17, 2007 and its subsidiaries are listed below:

Subsidiaries included in the consolidation:

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of operations
				2018	2017	2016
Corporacion Navios S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Energias Renovables del Sur S.A.	Uruguay	Land Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Horamar do Brasil Navegação Ltda	Brazil	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Naviera Alto Parana S.A.	Paraguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Edolmix S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Cartisur S.A.	Uruguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
NP Trading S.A.	British Virgin Islands	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Delta Naval Trade S.A.	Panama	Non-Operating Company	100%	1/1-12/31	1/1-12/31	7/21-12/31
Terra Norte Group S.A.	Paraguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Corporacion Navios Granos S.A. (1)	Uruguay	Port-Facility Owning Company	100%	11/30-12/31	—	—
Docas Fluvial do Porto Murtinho S.A. (1)	Brazil	Land Owning Company	95%	11/12-12/31	—	—

(1) The companies were created during the year ended December 31, 2018.

D. Property, Plants and Equipment

Our only material property is our owned vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

We and our subsidiaries currently lease (or occupy as free zone users, as the case may be), the following premises:

•

Our subsidiary CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which we operate our port and transfer facilities, located at Zona Franca, Nueva Palmira, Uruguay. CNSA has been authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, who on September 27, 1956 approved an agreement, as required by applicable law at the time. On December 4, 1995, CNSA’s rights as a direct user were renewed in a single free zone user agreement. On March 4, 2016, the extension of the agreement has been modified, allowing CNSA to install and operate a transfer station to handle and store goods, and to build and operate a plant to receive, prepare and dry grain, iron ore, minerals and all types of liquid cargo on land in the Nueva Palmira Free Zone. As a part of a restructuring process, on November 13, 2018, CNSA has modified its user agreement with the Free Zone of Nueva Palmira, returning to the Free Trade Zone the area in which the facilities of the grain terminal were located, so that such area was subsequently assigned to Granos, another Navios Logistics’ subsidiary. By the means of the restructuring process, CNSA currently performs all activities related to transshipment and deposit of minerals, whereas Granos performs activities related to the transshipment and deposit of agro-commodities and grains. Under the aforementioned agreement, CNSA has the right of use of approximately 37 acres and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. CNSA has also assumed certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division if we breach the terms of the agreement, or labor laws and social security contributions, and if we commit illegal acts or acts expressly forbidden by the agreement. The agreement entered into between CNSA and the Free Zone expires on March 3, 2046, with a 20-year extension at our option, until 2066.

•

As a consequence of the above-mentioned restructuring process, on November 13, 2018, Granos has entered into a user agreement with the Free Zone of Nueva Palmira, having been authorized to operate as a direct free zone user, therefore being allowed to install and operate a transfer station to handle and store goods, and to build and operate a plant to receive, prepare and dry grain and all types of liquid cargo on land in the Nueva Palmira Free Zone. By the means of the said agreement, Granos currently has the right of use of approximately 46 acres and pays a total fixed annual fee that amounts to $0.2 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. The agreement with the Free Zone expires on March 3, 2046, with a 20-year extension at our option, until 2066.

•	CNSA also leases approximately 400 square meters of space at Paraguay 2141, Montevideo, Uruguay, pursuant to a lease that expires in November 2020.

•

Our subsidiary Compania Naviera Horamar S.A. leases approximately 409 square meters at Cepeda 429 Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 2020.

•	Compania Naviera Horamar S.A. leases approximately 277 square meters at 874 California Street, Buenos Aires, Argentina. The lease agreement expires in August 31, 2021.

•

Compania Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito. As per an amendment dated December 13, 2018, the lease agreement has been suspended until April 30, 2019.

•	Compania Naviera Horamar S.A. leases approximately 1,370 square meters of office space at Av. Juana Manso 205, Buenos Aires, Argentina, pursuant to a lease agreement that expires in June 2021.

•

Merco Par S.A.C.I. leases approximately 655 square meters of office space at Avenida Aviadores del Chaco No 1.669 corner San Martín, Asuncion, Paraguay, pursuant to a lease agreement that expires in October 2023.

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

•

Our subsidiary Compania Naviera Horamar S.A. owns two storehouses located at 880 Calle California, Ciudad Autonoma de Buenos Aires, Argentina and at 791/795 Calle General Daniel Cerri, Ciudad Autonoma de Buenos Aires, Argentina of approximately 259 and 825 square meters, respectively. Compania Naviera Horamar S.A. also owns approximately 1,139 square meters of office space located in 846 Avenida Santa Fe, Ciudad Autonoma de Buenos Aires, Argentina.

•	Our subsidiary Petrovia Internacional S.A. owns three plots of land in Nueva Palmira, Uruguay, two of approximately 29 acres each and one of 23 acres.

•	Our subsidiary Hidronave South American Logistics leases an office space at 688, 15 de novembro street, Corumbá, Brazil, pursuant to a lease agreement that expires in May 2020.

•

Our subsidiary Docas Fluvial de Porto Murtinho Ltda. owns plots of land in Porto Murtinho, Brazil. This land is approximately 58,876 square meters and it is located on the shoreline of the Paraguay River.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Logistics. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements, including the notes to those financial statements, for each of the fiscal years ended December 31, 2018, 2017 and 2016 which are included elsewhere in this Annual Report.

This report contains forward-looking statements. These forward-looking statements are based on Navios Logistics’ current expectations and observations. See “Forward-Looking Statements” and “Item 3.D Risk Factors” in this report for the factors that, in Navios Logistics’ view, could cause actual results to differ materially from the forward-looking statements contained in this report.

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. We believe we are one of the largest logistics companies in the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. We serve our customers in the Hidrovia region through our three port storage and transfer facilities, one for agricultural and forest-related exports, one for mineral related exports both located in Nueva Palmira Free Zone, Uruguay, and one for refined petroleum products in San Antonio, Paraguay. We complement our three port terminals with a diverse fleet of 336 barges and pushboats and eight vessels, including six oceangoing tankers, one bunker vessel and one river and estuary product tanker, which operate in our cabotage business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or “LPG”).

For a discussion of our history and development, see “Item 4.A History and Development of the Company”.

Ports

We own three port storage and transfer facilities, one for agricultural and forest-related exports, one for mineral related exports and one for refined petroleum products. Our port facilities in Nueva Palmira, Uruguay, with a total storage capacity for grains of 460,000 metric tons, and a stockpile capacity of 700,000 tons for mineral ores, moved 3.0 million tons of dry cargo in 2018, as compared to 4.0 million tons of dry cargo in 2017. Our port facility in San Antonio, Paraguay, with a total storage capacity of 45,660 cubic meters, moved approximately 317,352 cubic meters of stored liquid cargos and had 43,711 cubic meters of sales of products concerning liquid fuels (primarily diesel and naphtha) in 2018 as compared to approximately 251,467 cubic meters of stored cargos and 53,082 cubic meters of sales of products in 2017.

Fleet

Our current core fleet consists of a total of 344 owned vessels, barges and pushboats.

See “Item 4.B Business Overview” for details on our current core fleet.

Recent Developments

On April 25, 2019, Navios Logistics entered into an agreement with Navios Holdings, pursuant to which we have provided Navios Holdings with a secured credit facility of up to $50.0 million to be used for general corporate purposes, including the repurchase of 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). This credit facility is secured by (i) any 2022 Notes purchased by Navios Holdings with these funds and (ii) equity interests in five companies that have entered into certain bareboat contracts. Each such bareboat contract has a ten-year term for a newbuilding bulk carrier and an option to acquire the related vessel. The credit facility is available in multiple drawings, has an arrangement fee of $0.5 million, a fixed interest rate of 12.75% for the first year and a fixed interest rate of 14.75% for the second year, payable annually. The secured credit facility includes negative covenants substantially similar to the 2022 Notes and customary events of default. The credit facility matures in April 2021. As of April 25, 2019, $19.0 million was drawn under this facility of which $18.7 million was used to acquire the 2022 Notes from Navios Logistics. During March 2019 and as of April 15, 2019, Navios Logistics purchased $35.5 million of the 2022 Notes from unaffiliated third parties in open market transactions for $17.6 million plus accrued interest.

A. Operating Results

Overview

Factors affecting our results of operations

For further discussion on factors affecting our results of operations, see also “Item 3.D Risk Factors” included elsewhere in this report. For information regarding governmental, economic, fiscal, monetary or political policies that could materially affect our operations, see “Item 3.D Risk Factors — Risks Relating to Argentina”, “Risks Relating to Uruguayan Free Zone Regulation” and “Other Risks Relating to the Countries in which We Operate.”

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

Financial Highlights

For the year ended December 31, 2018 compared to the year ended December 31, 2017

The following table presents consolidated revenue and expense information for the years ended December 31, 2018 and 2017 and was derived from our audited consolidated financial statements.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2018	Year Ended December 31, 2017
Time charter, voyage and port terminal revenues	$175,126	$180,044
Sales of products	32,508	32,572
Time charter, voyage and port terminal expenses	(31,949)	(33,617)
Direct vessel expenses	(48,962)	(62,554)
Cost of products sold	(31,289)	(30,717)
Depreciation of vessels, port terminals and other fixed assets	(26,583)	(23,322)
Amortization of intangible assets	(2,724)	(3,543)
Amortization of deferred drydock and special survey costs	(7,204)	(7,928)
General and administrative expenses	(15,064)	(16,665)
Provision for losses on accounts receivable	(75)	(569)
Taxes other than income taxes	(7,056)	(9,018)
Interest expense and finance cost	(39,669)	(28,347)
Interest income	517	238
Gain on sale of assets	28	1,064
Foreign exchange differences, net	(1,355)	(726)
Other income, net	9,237	2,725

Income/(Loss) before income taxes	$5,486	$(363)
Income tax benefit	1,376	3,468

Net income	$6,862	$3,105

Time Charter, Voyage and Port Terminal Revenues: For the year ended December 31, 2018, revenue decreased by $4.9 million or 2.7% to $175.1 million, as compared to $180.0 million for 2017. Revenue from the barge business decreased by a $13.2 million or 16.8% to $65.2 million for the year ended December 31, 2018, as compared to $78.4 million for the same period in 2017. This decrease was mainly attributable to lower liquid cargo transportation. Revenue from the cabotage business decreased by $5.0 million or 10.4% to $43.1 million for the year ended December 31, 2018, as compared to $48.1 million for the same period during 2017. This decrease was mainly attributable to lower rates achieved. The overall decrease was partially mitigated by a $13.3 million or 24.8% increase in revenue from the port terminal business to $66.8 million for the year ended December 31, 2018, as compared to $53.5 million for the same period during 2017. The increase was mainly attributable to the operations of the iron ore terminal, servicing the Vale contract, for the full year in 2018, compared to partial year in 2017.

Sales of Products: For the year ended December 31, 2018, sales of products decreased by $0.1 million or 0.2% to $32.5 million, as compared to $32.6 million for the same period during 2017. This decrease was attributable to a decrease in volume of the products sold at the Paraguayan liquid port terminal.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses decreased by $1.7 million or 5.0% to $31.9 million for the year ended December 31, 2018, as compared to $33.6 million for the same period in 2017. The decrease was mainly due to a $1.8 million or 10.2% decrease in the barge business to $15.5 million for the year ended December 31, 2018, as compared to $17.3 million for the same period in 2017. This decrease was mainly attributable to the reduced number of voyages. Time charter and voyage expenses of the cabotage business decreased by $0.3 million or 16.1% to $1.6 million for the year ended December 31, 2018, as compared to $1.9 million for the same period of 2017. This decrease was mainly attributable to the decreased voyage expenses. The overall decrease was partially mitigated by a $0.4 million or 2.8% increase in time charter, voyage and port terminal expenses from the port terminal business to $14.8 million for the year ended December 31, 2018, as compared to $14.4 million for the same period in 2017. The increase was mainly attributable to the operations of the iron ore terminal, servicing the Vale contract, for the full year in 2018, compared to partial year in 2017.

Direct Vessel Expenses: Direct vessel expenses decreased by $13.6 million or 21.7% to $49.0 million for the year ended December 31, 2018, as compared to $62.6 million for the same period in 2017. Direct vessel expenses of the cabotage business decreased by $8.9 million or 27.7% to $23.1 million for the year ended December 31, 2018, as compared to $32.0 million for the same period in 2017. This decrease was mainly attributable to a decrease in the Argentinean crew costs. Direct vessel expenses of the barge business decreased by $4.7 million or 15.4% to $25.9 million for the year ended December 31, 2018, as compared to $30.6 million for the same period in 2017, mainly attributable to decreased crew costs. Direct vessel expenses include crew costs, victualling costs, dockage expenses, lubricants, stores, insurance, maintenance and repairs.

Cost of Products Sold: For the year ended December 31, 2018, cost of products sold increased by $0.6 million or 1.9% to $31.3 million, as compared to $30.7 million for the same period during 2017. This increase was attributable to an increase in the price of the products sold at the Paraguayan liquid port terminal.

Depreciation of Vessels, Port Terminals and Other Fixed Assets: Depreciation of vessels, port terminals and other fixed assets, increased by $3.3 million or 14.0% to $26.6 million for the year ended December 31, 2018, as compared to $23.3 million for the same period of 2017. Depreciation in the port terminal business increased by $2.1 million or 39.1% to $7.3 million for the year ended December 31, 2018, as compared to $5.2 million for the same period of 2017. This increase was mainly attributable to the operations of the iron ore terminal, servicing the Vale contract, for the full year in 2018, compared to partial year in 2017. Depreciation in the barge business increased by $1.2 million or 8.1% to $16.4 million for the year ended December 31, 2018, as compared to $15.2 million for the same period in 2017, mainly due to the commencement of operations of the three new pushboats. Depreciation in the cabotage business remained stable at $2.9 million for both years ended December 31, 2018 and December 31, 2017.

Amortization of Intangibles Assets: Amortization of intangible assets decreased by $0.8 million or 23.1% to $2.7 million for the year ended December 31, 2017, as compare to $3.5 million for the same period in 2017. Amortization of intangible assets in the barge business decreased by $1.1 million or 37.0% to $1.7 million for the year ended December 31, 2018, as compared to $2.8 million for the same period of 2017. The overall decrease was partially mitigated by a $0.3 million or 30.3% increase in amortization of intangible assets of the port terminal business to $1.0 million for the year ended December 31, 2018, as compared to $0.7 million for the same period of 2017.

Amortization of Deferred Drydock and Special Survey Costs: For the year ended December 31, 2018, amortization of deferred drydock and special survey costs decreased by $0.7 million or 9.1% to $7.2 million, as compared to $7.9 million for the same period in 2017.

General and Administrative Expenses: General and administrative expenses decreased by $1.6 million or 9.6% to $15.1 million for the year ended December 31, 2018, as compared to $16.7 million for the same period during 2017. This decrease was mainly attributable to a decrease in salaries and general expenses.

Provision for Losses on Accounts Receivable: Provision for losses on accounts receivable decreased by $0.5 million or 86.8% to $0.1 million for the year ended December 31, 2018, as compared to $0.6 million for the same period during 2017.

Taxes Other Than Income Taxes: Taxes other than income taxes decreased by $1.9 million or 21.8% to $7.1 million for the year ended December 31, 2018, as compared to $9.0 million for the same period during 2017. This decrease was mainly attributable to $1.2 million decrease in the cabotage business and $0.7 million decrease in the barge business.

Interest Expense and Finance Cost: Interest expense and finance cost increased by $11.4 million or 39.9% to $39.7 million for the year ended December 31, 2018, as compared to $28.3 million for the same period in 2017. The increase was attributable to the increased amount of debt drawn during the period and the reduced amount of capitalized interest, following the completion of the new iron ore terminal, during the year ended December 31, 2017 and the delivery of the three new pushboats in the first quarter of 2018.

Interest Income: Interest income increased by $0.3 million or 117.2% to $0.5 million for the year ended December 31, 2018, as compared to $0.2 million for the same period in 2017. The increase is due to higher income from short-term deposits.

Gain on sales of assets: Gain on sales of assets was zero for the year ended December 31, 2018, as compared to $1.1 million for the same period during 2017, mainly attributable to the sale of two self-propelled barges during the year ended December 31, 2017.

Foreign Exchange Differences, net: Loss from foreign exchange differences increased by $0.7 million or 86.6% to $1.4 million for the year ended December 31, 2018 as compared to $0.7 million for the same period in 2017. The variation is mainly attributable to the less favorable fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conducted our operations.

Other Income, Net: Other income, net increased by $6.5 million to $9.2 million for the year ended December 31, 2018, as compared to $2.7 million for the same period in 2017. Other income, net in the port terminal business increased by $9.2 million to $9.2 million for the year ended December 31, 2018, as compared to zero for the same period of 2017. This increase was mainly due to the insurance claim related to the fire incident at the iron ore port terminal. Other income, net in the cabotage business increased by $0.7 million to $0.7 million for the year ended December 31, 2018 as compared to zero for the same period during 2017, mainly due to the compensation by the shipyard for the late delivery of the new-building river and estuary tanker that was delivered during the third quarter of 2018. Other expense, net in the barges business increased by $3.4 million to $0.7 million for the year ended December 31, 2018 as compared to $2.7 million other income, net for the same period during 2017, mainly due to the income recorded from an arbitration award during the year ended December 31, 2017.

Income Tax Benefit/(loss): Income tax benefit decreased by $2.1 or 60.3% million to $1.4 million for the year ended December 31, 2018, as compared to $3.5 million for the same period in 2017. Income tax benefit from barge business decreased by $2.4 million or 51.0% to $2.3 million for the year ended December 31, 2018, as compared to $4.7 million for the same period in 2017. This decrease was mainly attributable to a reduction of deferred tax liability due to the decrease in future Argentinean income tax rates from 2018 onwards, following the tax reforms voted by the Argentinean Parliament in December 31, 2017. The cabotage business had a decrease in income tax loss of $0.3 million or 24.1%, to $0.9 million for the year ended December 31, 2018, as compared to a $1.2 million in the same period in 2017.

For the year ended December 31, 2017 compared to the year ended December 31, 2016

The following table presents consolidated revenue and expense information for the years ended December 31, 2017 and 2016 and was derived from our audited consolidated financial statements.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2017	Year Ended December 31, 2016
Time charter, voyage and port terminal revenues	$180,044	$190,218
Sales of products	32,572	30,118
Time charter, voyage and port terminal expenses	(33,617)	(32,139)
Direct vessel expenses	(62,554)	(69,130)
Cost of products sold	(30,717)	(27,450)
Depreciation of vessels, port terminals and other fixed assets	(23,322)	(23,105)
Amortization of intangible assets	(3,543)	(3,523)
Amortization of deferred drydock and special survey costs	(7,928)	(6,870)
General and administrative expenses	(16,665)	(14,294)
Provision for losses on accounts receivable	(569)	(1,304)
Taxes other than income taxes	(9,018)	(9,740)
Interest expense and finance cost	(28,347)	(24,240)
Interest income	238	815
Gain on sale of assets	1,064	—
Foreign exchange differences, net	(726)	1,722
Other income, net	2,725	61

(Loss)/income before income taxes	$(363)	$11,139
Income tax benefit / (loss)	3,468	(982)

Net income	3,105	10,157

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

Adjusted EBITDA Reconciliation to Net Income/(Loss)

Adjusted EBITDA represents net income/(loss) before interest, taxes, depreciation and amortization and loss on bond extinguishment. Adjusted EBITDA is presented because it is used by certain investors to measure a company’s operating performance. Adjusted EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. While Adjusted EBITDA is frequently used as a measure of operating performance, the definition of Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Year Ended December 31, 2018

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Net income/(loss)	$33,765	$(616)	$(26,287)	$6,862
Depreciation of vessels, port terminals and other fixed assets	7,284	2,932	16,367	26,583
Amortization of intangible assets	950	—	1,774	2,724
Amortization of deferred drydock and special survey costs	—	4,576	2,628	7,204
Interest income	(64)	—	(453)	(517)
Interest expense and finance cost, net	16,320	4,928	18,421	39,669
Income tax benefit	—	910	(2,286)	(1,376)

Adjusted EBITDA	$58,255	$12,730	$10,164	$81,149

Year Ended December 31, 2017

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Net income/(loss)	$23,824	$(5,861)	$(14,858)	$3,105
Depreciation of vessels, port terminals and other fixed assets	5,238	2,940	15,144	23,322
Amortization of intangible assets	729	—	2,814	3,543
Amortization of deferred drydock and special survey costs	—	5,148	2,780	7,928
Interest income	(14)	—	(224)	(238)
Interest expense and finance cost, net	7,004	4,784	16,559	28,347
Income tax (benefit)/expense	—	1,199	(4,667)	(3,468)

Adjusted EBITDA	$36,781	$8,210	$17,548	$62,539

Year Ended December 31, 2016

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Unallocated Interest	Total
Net income/(loss)	$18,208	$(466)	$(6,593)	$(992)	$10,157
Depreciation of vessels, port terminals and other fixed assets	3,533	2,667	16,905	—	23,105
Amortization of intangible assets	706	—	2,817	—	3,523
Amortization of deferred drydock and special survey costs	—	3,765	3,105	—	6,870
Interest income	(54)	—	(761)	—	(815)
Interest expense and finance cost, net	1,381	4,894	16,973	992	24,240
Income tax expense/(benefit)	—	1,457	(475)	—	982

Adjusted EBITDA	$23,774	$12,317	$31,971	$—	$68,062

Adjusted EBITDA increased by $18.6 million to $81.1 million for the year ended December 31, 2018, as compared to $62.5 million for the same period of 2017. This increase was mainly due to (a) a $13.6 million decrease in direct vessels expenses, of which $8.9 million was attributable to the cabotage business and $4.7 million was attributable to the barge business, (b) a $6.6 million increase in other income, net of which $9.2 million was attributable to the port terminal business, $0.8 million was attributable to the cabotage business, partially mitigated by a $3.4 million decrease in the barge business, (c) a $2.0 million decrease in taxes other than income taxes, of which $1.3 million was attributable to the cabotage business and a $0.7 million to the barge business, (d) a $1.7 million decrease in time charter, voyage and port terminal expenses, of which $1.8 million was attributable to the barge business, $0.3 million decrease in the cabotage business, partially mitigated by $0.4 million increase in the port terminal business, (e) a $1.6 million decrease in general and administrative expenses of which $2.4 million was attributable to the barge terminal business, partially mitigated by a $0.8 million increase in the cabotage business and (f) a $0.5 million decrease in provision for losses on accounts receivable. This increase was partially offset by (a) a $4.9 million decrease in time charter, voyage and port terminal revenues, of which $13.2 million was attributable in the barge business and $5.0 million was attributable to the cabotage business, partially mitigated by $13.3 million increase in the port terminal business, (b) a $1.1 million decrease in gain on sale of assets attributable to the barge business, (c) a $0.7 million increase in foreign exchange differences loss attributable to the cabotage business, (d) a $0.6 million increase in cost of products sold in the port terminal business and (e) a $0.1 million decrease in sales of products in the port terminal business.

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

B. Liquidity and Capital Resources

We have historically financed our capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under our credit facilities and issuance of other debt. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of debt and payments of dividends. We may also use funds to repurchase our outstanding indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms we deem appropriate and subject to our cash requirements for other purposes, compliance with the covenants under our debt agreements, and other factors management deems relevant. In addition, we regularly review opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “— Working Capital”, “— Capital Expenditures” and “— Long-term Debt Obligations and Credit Arrangements” for further discussion of our working capital position.

The following table presents cash flow information for each of the years ended December 31, 2018, 2017 and 2016.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Net cash provided by operating activities	$21,158	$36,971	$21,879
Net cash used in investing activities	(19,646)	(46,321)	(91,173)
Net cash (used in)/provided financing activities	(4,928)	21,156	55,869

Net (decrease)/increase in cash and cash equivalents	(3,416)	11,806	(13,425)
Cash and cash equivalents, beginning of year	79,888	68,082	81,507

Cash and cash equivalents, end of year	$76,472	$79,888	$68,082

Cash provided by operating activities for the year ended December 31, 2018 as compared to the year ended December 31, 2017:

Net cash from operating activities decreased by $15.8 million to $21.2 million cash provided by operating activities for the year ended December 31, 2018 as compared to $37.0 million cash provided by operating activities for the year ended December 31, 2017. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2018	Year Ended December 31, 2017
Net income	$6,862	$3,105
Depreciation of vessels, port terminals and other fixed assets	26,583	23,322
Amortization of intangible assets	2,724	3,543
Accretion of Notes payable-receivable/unwinding of discount	(12)	(25)
Amortization of deferred financing costs	2,362	1,275
Amortization of deferred drydock and special survey costs	7,204	7,928
Provision for losses on accounts receivable	75	569
Gain on sale of assets	(28)	(1,064)
Income tax benefit	(1,376)	(3,468)

Net income adjusted for non-cash items	$44,394	$35,185

Accounts receivable, net decreased by $2.5 million from $25.7 million at December 31, 2017, to $28.2 million at December 31, 2018.

Prepaid expenses and other current assets increased by $11.3 million from $6.2 million at December 31, 2017 to $17.5 million at December 31, 2018. This increase was attributable to (a) a $10.7 million increase in insurance claims to be recovered, including $9.7 million due to the iron ore port interruption of services as a consequence of the fire incident, (b) a $1.5 million increase in deferred insurance premiums, (c) a $0.3 million increase in advances to providers, partially mitigated by (a) a $0.8 million decrease in prepaid VAT and other taxes and (b) a $0.4 million decrease in other prepaid expenses.

Accounts payable and due to related parties decreased by $5.4 million from $22.5 million at December 31, 2017 to $17.1 million at December 31, 2018. The main reason for this decrease was the $5.2 million decrease in trade payable and the $0.2 million decrease in due to related parties.

Deferred income decreased by $0.9 million from $5.7 million at December 31, 2017 to $4.8 million at December 31, 2018. This decrease mainly relates to the cabotage business.

Inventories decreased by $3.7 million from $8.3 million at December 31, 2017 to $4.6 million at December 31, 2018. This decrease was mainly due to the decrease in inventory of our liquid port in Paraguay.

Accrued expenses decreased by $1.4 million from $18.4 million at December 31, 2017 to $17.0 million at December 31, 2018. This decrease was attributable to (a) a $1.8 million decrease in accrued salaries, (b) a $0.9 million decrease in accrued fees, partially mitigated by (a) a $1.1 million increase in taxes payable and (b) a $0.2 million increase in accrued interest.

Cash used in investing activities for the year ended December 31, 2018 as compared to the year ended December 31, 2017:

Net cash used in investing activities decreased by $26.7 million to $19.6 million for the year ended December 31, 2018, from $46.3 million for the same period in 2017.

Cash used in investing activities for year ended December 31, 2018 was mainly attributable to (a) $12.4 million in payments for the construction of a river and estuary tanker, (b) $2.4 million in payments for the construction of the Company’s three new pushboats, (c) $1.9 million in payments for the purchase of other fixed assets , (d) $1.5 million in payments for the expansion of the Company’s dry port terminal, (e) $1.1 million in payments for the acquisition of land and (f) $0.5 million in payments for the purchase of covers for dry barges, partially mitigated by $0.2 million in collections of the Note receivable (as described herein).

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

Cash used in financing activities for the year ended December 31, 2018 as compared to cash used in financing activities for the year ended December 31, 2017:

Net cash used in financing activities increased by $26.1 million to $4.9 million for the year ended December 31, 2018, as compared to $21.2 million of cash provided by financing activities for the same period of 2017.

Cash used in financing activities for the year ended December 31, 2018 was due to (a) $7.6 million of payments made in connection with the Company’s outstanding indebtedness and (b) $4.2 million in payments for the repayment of the Notes Payable (as defined below), partially mitigated by $6.9 million of proceeds from long term debt (net of deferred financing costs of $0.2 million).

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

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2017	Year Ended December 31, 2016
Net income	$3,105	$10,157
Depreciation of vessels, port terminals and other fixed assets	23,322	23,105
Amortization of intangible assets	3,543	3,523
Accretion of Notes payable/unwinding of discount	(25)	477
Amortization of deferred financing costs	1,275	1,002
Amortization of deferred drydock and special survey costs	7,928	6,870
Provision for losses on accounts receivable	569	1,304
Gain on sale of assets	(1,064)	—
Income tax (loss)/benefit	(3,468)	982

Net income adjusted for non-cash items	$35,185	$47,420

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

Long-term Debt Obligations and Credit Arrangements

2022 Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $375 million in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

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

As of December 31, 2018 and December 31, 2017, deferred financing costs associated with the 2022 Senior Notes amounted to $4.6 million and $5.7 million, respectively. Interest expense associated with the senior notes amounted to $27.2 million, $27.2 million and $27.2 million for the years ended December 31, 2018, 2017 and 2016, respectively.

The indenture governing the 2022 Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The indenture governing the 2022 Senior Notes includes customary events of default.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a $100.0 million Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bears an interest rate of LIBOR plus 475 basis points and has a four-year term with 1.0% amortization per annum. The Term Loan B Facility is fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil, Naviera Alto Parana and Terra Norte, which are deemed to be immaterial, and Logistics Finance, which is the co-borrower of the Term Loan B Facility. The subsidiary guarantees are “full and unconditional,” except that the credit agreement governing the Term Loan B Facility provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances. The Term Loan B Facility is secured by first priority mortgages on five tanker vessels servicing Navios Logistics cabotage business, as well as by assignments of the revenues arising from certain time charter contracts, and an iron ore port contract.

The Term Loan B Facility contains restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, including change of control.

As of December 31, 2018, a balance of $99.0 million was outstanding under the Term Loan B Facility.

As of December 31, 2018 and December 31, 2017, unamortized deferred financing costs associated with the Term Loan B Facility amounted to $3.2 million and $4.3 million, respectively. Interest expense associated with the Term Loan B Facility amounted to $7.2 million and $1.0 million for the year ended December 31, 2018 and December 31, 2017, respectively.

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, the Company entered into an unsecured export financing line of credit for a total amount of $42.0 million, including all related fixed financing costs of $5.9 million, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). The Company incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, the Company shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A.. As of December 31, 2018, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $26.9 million.

Interest expense associated with the Notes Payable amounted to $1.8 million, $1.0 million and $1.1 million for the year ended December 31, 2018, December 2017 and December 31, 2016, respectively.

Other Indebtedness

On December 15, 2016, the Company entered into a $25.0 million facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”), for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in twenty quarterly installments, the first payment of which was due on June 19, 2017, and secured by assignments of certain receivables. As of December 31, 2018, the outstanding amount of the loan was $19.3 million.

On May 18, 2017, the Company entered into a $14.0 million term loan facility (the “Term Bank Loan”) in order to finance the acquisition of two product tankers. The Term Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7.0 million on the last repayment date. As of December 31, 2018, the outstanding amount of the Term Bank Loan was $11.9 million. As of December 31, 2018 and December 31, 2017, unamortized deferred financing costs associated with the Term Bank Loan amounted to $0.1 million and $0.1 million, respectively.

On August 17, 2018, the Company entered into a $7.1 million (€6.2 million) credit agreement in order to finance the 50% of the purchase price of a river and estuary tanker. The credit agreement bears interest at a fixed rate of 675 basis points and is repayable in 24 monthly installments with the final repayment in August 17, 2020. As of December 31, 2018, the outstanding amount of the credit agreement was $5.9 million. As of December 31, 2018, unamortized deferred financing costs associated with the credit agreement amounted to $0.1 million.

In connection with the acquisition of Hidronave S.A. on October 29, 2009, the Company assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2018, the outstanding loan balance was $0.2 million. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments and the final repayment must occur prior to August 10, 2021.

In connection with the 2022 Senior Notes, the Term Loan B Facility and these other long term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

The Company was in compliance with all the covenants as of December 31, 2018.

The annual weighted average interest rates of the Company’s total borrowings were 7.04%, 6.13% and 6.08% for the year ended December 31, 2018, 2017 and 2016, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter on all credit facilities outstanding as of December 31, 2018, based on the repayment schedule of the respective loan facilities (as described above).

Payment due by period	As of December 31, 2018 (Amounts in millions of U.S. dollars)
December 31, 2019	15.8
December 31, 2020	15.3
December 31, 2021	110.3
December 31, 2022	389.2
December 31, 2023	5.0
December 31, 2024 and thereafter	2.6

Total long-term borrowings	$538.2

Working Capital

On December 31, 2018, our current assets totaled $127.1 million, while current liabilities totaled $53.4 million, resulting in a positive working capital position of $73.7 million. Our cash forecast indicates that we will generate sufficient cash for at least the next 12 months from April 26, 2019 to make the required principal and interest payments on our indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Our Argentine subsidiaries could be prevented from transferring funds outside of Argentina. See “Item 3.D Risk Factors — Risks Relating to Argentina.”

Capital Expenditures

During the third quarter of 2018, a new river and estuary tanker was delivered to Navios Logistics. As of December 31, 2018, Navios Logistics had paid $18.5 million for the construction of the river and estuary tanker.

During the first quarter of 2018, three new pushboats were delivered to Navios Logistics. As of December 31, 2018, Navios Logistics had paid $33.0 million for the construction of the three new pushboats.

During the second quarter of 2017, Navios Logistics substantially completed the expansion of its dry port in Uruguay. As of December 31, 2018, Navios Logistics had paid $159.7 million related to the iron ore terminal expansion.

On September 4, 2017, Navios Logistics signed an agreement for the construction of covers for dry barges for a total consideration of $1.1 million. As of December 31, 2018, Navios Logistics had paid the whole amount.

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

Concentration of Credit Risk

Accounts Receivable

Concentrations of credit risk with respect to accounts receivables are limited due to our large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk, beyond amounts provided for collection losses, is inherent in our trade receivables. See D. Risk Factors — We depend on a few significant customers for a large part of our revenues, and the loss of one or more of these customers could materially and adversely affect our revenues.

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

E. Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in barges and pushboats are treated as operating leases for accounting purposes. We currently have no chartered-in barges or pushboats. We are also committed to making rental payments under various operating leases for office and other premises.

The Company issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol up to $12.0 million. This guarantee expires on March 1, 2020.

F. Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as of December 31, 2018:

Contractual Obligations (Amounts in millions of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations(1)	$15.8	$125.6	$394.2	$2.6	$538.2
Rent obligations(2)	0.7	0.9	0.2	—	1.8

Total	$16.5	$126.5	$394.4	$2.6	$540.0

(1)

Represents principal payments on amounts drawn on our outstanding credit facilities, the 2022 Senior Notes, the Term loan B Facility and the Notes Payable, which bear interest at fixed or floating rates. The amounts in the table exclude expected interest payments of $38.2 million (less than 1 year), $72.2 million (1-3 years), $14.8 million (3-5 years) and $0.1 million (more than 5 years). Expected interest payments are based on the terms of the outstanding debt obligations and currently effective interest rates, where applicable.

(2)	We have several lease agreements with respect to our various operating offices.

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

As of December 31, 2018, the fair value of the reporting units was in significant excess of their carrying values.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors and Senior Management

The following table sets forth information regarding our current directors and members of our senior management as of April 26, 2019:

Name	Age	Position
Angeliki Frangou	54	Chairman and Director
Claudio Pablo Lopez	60	Chief Executive Officer, Vice Chairman and Director
Carlos Augusto Lopez	58	Chief Commercial Officer-Shipping Division and Director
Horacio Enrique Lopez	63	Chief Operating Officer-Shipping Division and Director
Ruben Martinez	60	Chief Operating Officer-Port Division and Director
Ioannis Karyotis	43	Chief Financial Officer
George Achniotis	54	Executive Vice President-Business Development and Director
Vasiliki Papaefthymiou	50	Executive Vice President-Legal
Efstratios Desypris	46	Senior Vice President-Strategic Planning and Director
Anna Kalathakis	49	Secretary, Senior Vice President-Legal Risk Management

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is Aguada Park Free Zone, Paraguay 2141, Of. 1603, Montevideo Uruguay.

Angeliki Frangou has been Navios Logistics’ Chairman and a Member of the Board of Directors since its inception in December 2007. Ms. Frangou has also been the Chairman and Chief Executive Officer of Navios Maritime Holdings Inc. (NYSE: NM). In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007, the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation (NYSE: NNA), an affiliated corporation, since March 2008 and the Chairman and Chief Executive Officer of Navios Maritime Containers L.P. (Nasdaq:NMCI), an affiliated limited partnership since April 2017. Ms.

Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange, and is also a Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. Since February 2015, Ms. Frangou has been a Member of the Board of the Union of Greek Shipowners, as well as a Member of the Board of Trustees of Fairleigh Dickinson University. Since July 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou also acts as Vice Chairman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

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

B. Compensation

Officers’ Compensation

The aggregate annual compensation paid to our executive officers was approximately $1.2 million for the year ended December 31, 2018.

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

As of December 31, 2018, we employed 384 land-based employees: 50 employees in the Asuncion, Paraguay office, 21 employees at the port facility in San Antonio, Paraguay, 99 employees in the Buenos Aires, Argentina office, eight employees in the Montevideo, Uruguay office, 196 employees at the dry port facilities in Uruguay, and 10 employees in the Corumba, Brazil office.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth the beneficial ownership, as of April 26, 2018, of our common stock and by each person we know to beneficially own more than 5% of our common stock.

Percentage of beneficial ownership is based on 20,000 shares of common stock outstanding on April 26, 2019.

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

(1)

Navios Holdings, which beneficially owns shares of our common stock through its wholly owned subsidiary Navios Corporation, is a Marshall Islands corporation with shares of its common stock listed on the New York Stock Exchange, and is controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (its Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Shunji Sasada, Spyridon Magoulas, John Stratakis, George Malanga, and Efstathios Loizos. In addition, we have been informed by Navios Holdings that, based upon its knowledge, including, documents publicly available filed with the SEC, it believes that the only beneficial owner of greater than 5% of the common stock of Navios Holdings is Angeliki Frangou 29.4% (who has previously filed an amended Schedule 13D indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and, as of March 31, 2019, she had purchased approximately $10.0 million of additional shares of common stock). We have been informed by Navios Holdings that, other than Angeliki Frangou, no beneficial owner of greater than 5% of Navios Holdings’ common stock is an affiliate of Navios Holdings.

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

B. Certain Relationships and Related Party Transactions

Shareholders’ Agreement

Pursuant to a shareholders’ agreement (the “Shareholders’ Agreement”) dated June 17, 2010, between the Company, Navios Corporation and Grandall Investments S.A. (“Grandall”) (an entity owned and controlled by Lopez family members, including Claudio Pablo Lopez, our Chief Executive Officer and Vice Chairman) and since December 17, 2012, its successor Peers, the parties agreed:

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

In addition, the Shareholders’ Agreement provides that (i) in the event that Navios Holdings transfers any shares of the Class B Common Stock to any person or entity, other than its affiliates, such transferred Class B Common Stock will automatically convert into shares of common stock, in accordance with our Amended and Restated Articles of Incorporation, and (ii) the shares of Class B Common Stock will automatically convert, in accordance with our Amended and Restated Articles of Incorporation, into shares of common stock if the aggregate number of outstanding shares of common stock and Class B Common Stock beneficially owned by Navios Holdings falls below 20% of the aggregate number of outstanding shares of common stock and Class B Common Stock.

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

Total general and administrative fees charged pursuant to the Administrative Services Agreement for the year ended December 31, 2018 amounted to $1.0 million ($1.0 million for the year ended December 31, 2017 and $1.0 for the year ended December 31, 2016).

At December 31, 2018, 2017 and 2016, the amounts due from/ (to) affiliate companies were as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
	(in millions of U.S. dollars)
Navios Holdings	$0.2	$(0.3)	$(0.1)

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

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer — Shipping Division, each of whom has no controlling interest in those companies. Total charges were less than $0.1 million for the year ended December 31, 2018 (less than $0.1 million in 2017 and $0.1 million in 2016) and amounts payable amounted to less than $0.1 million as of December 31, 2018 and December 31, 2017, respectively.

Employment Agreements

We have executed employment agreements with several of our key employees who are our noncontrolling shareholders. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete.

The employment agreements initially expired on December 31, 2009, but renew automatically for successive one-year periods until either party gives 90 days’ written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $0.28 million to $0.34 million per year, annual bonuses and other incentives provided certain EBITDA performance targets are achieved. Under the agreements, we accrued compensation totaling $0.9 million for the year ended December 31, 2018 ($0.9 million both in 2017 and in 2016).

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

In the case of Argentina, however, it should be noted that since the year 2001, local authorities have established certain foreign exchange restrictions that affect the export or import of capital. Such restrictions have been progressively eased since 2003, while the current Argentinian government implemented certain reforms that provided greater flexibility and easier access to the foreign exchange market. As of the date of this report, almost all of these restrictions have been lifted. However, there can be no assurance that local authorities in Argentina will not modify such regulations in the near future. See “Item 3.D Risk Factors — Risks Relating to Argentina — The Argentine Central Bank has imposed restrictions on the transfer of funds outside Argentina and other exchange controls in the past and may do so in the future, which could prevent our Argentine subsidiaries from transferring funds for the payment of the 2022 Senior Notes or the related guarantees.”

E. Taxation

OTHER TAX JURISDICTIONS

Marshall Islands and Panama do not impose a tax on shipping income. Under the laws of Marshall Islands and Panama, the countries of incorporation of the Company and its subsidiaries and the vessels’ registration, the companies are subject to registration and tonnage taxes.

Navios Logistics subsidiaries are incorporated in countries, which impose taxes, such as Argentina, Uruguay, Brazil and Paraguay. Income tax liabilities of the Argentinean subsidiaries for the current period is measured at the amount expected to be paid to the taxation authorities using a tax rate of 30.0% on the taxable net income. As a result of the tax reforms voted by the Argentinean Parliament in December 2017, the corporate income tax rate has decreased from 35% in 2017 to 30% for the years 2018 and 2019, and will further decrease to 25% from 2020 onwards. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, at the end of the fiscal year local companies in Argentina had to calculate an assets tax (Minimum Presumed Income Tax) by applying the effective tax rate of 1.0% over the gross value of the corporate assets (based on tax law criteria). Following the tax reform voted by the Argentinean Parliament in December 2017, and the subsequent resolution in-force since May 2018, this tax will not longer apply as of the fiscal year 2019. Relating to the Paraguayan subsidiaries there are two possible options to determine the income tax liability. Under the first option, income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, by applying the tax rate of 10.0% on the fiscal profit and loss. 50.0% of revenues derived from international freights are considered Paraguayan sourced (and therefore taxed) if carried between Paraguay and Argentina, Bolivia, Brazil or Uruguay. In any other case, only 30.0% of revenues derived from international freights are considered Paraguayan sourced. Companies whose operations are considered international freights can choose to pay income taxes on their revenues at an effective tax rate of 1.0% on such revenues, without considering any other kind of adjustments. Fiscal losses, if any, are neither deducted nor carried forward.

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

U.S. holders that use an accrual method of accounting for U.S. federal income tax purposes generally are required to include certain amounts in income no later than the time such amounts are reflected on certain applicable financial statements. The application of this rule may require the accrual of income earlier than would be the case under the general U.S. federal income tax rules described below, although it is not clear to what types of income this rule applies. U.S. holders that use an accrual method of accounting for U.S. federal income tax purposes should consult with their tax advisors regarding the potential applicability of this rule to their particular situation.

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

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

We file reports and other information with the Securities and Exchange Commission (“SEC”). These materials, including this annual report and the accompanying exhibits, may be inspected the SEC’s website http://www.sec.gov.

I. Subsidiary information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risks

We are exposed to certain risks related to interest rate, foreign currency and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.

Interest Rate Risk:

Debt instruments: As of December 31, 2018 and December 31, 2017, we had a total of $538.2 million and $542.9 million, respectively, in long-term indebtedness. The debt is dollar denominated except for the credit agreement for a river and estuary tanker that is euro denominated. The debt bears interest at a fixed rate except for the Term Loan B Facility, the Notes Payable, the BBVA loan and the Term Bank loan that bear interest at a floating rate.

Interest rates on the loan facility of Hidronave S.A., the credit agreement for a river and estuary tanker and the 2022 Senior Notes are fixed and, therefore, changes in interest rates affect their fair value which as of December 31, 2018 was $0.2 million, $5.9 million and $343.4 million, respectively, but do not affect the related interest expense. The interest on the Term Loan B Facility, the Notes Payable, the BBVA loan and the Term Bank loan is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related interest expense. As of December 31, 2018, the Company’s floating rate loan facilities was $161.1 million. A change in the LIBOR rate of 100 basis points would increase interest expense for the year ended December 31, 2018 by $1.6 million.

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

Our subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. For the year ended December 31, 2018 and for the year ended December 31, 2017, approximately 48.6% and 60.3%, respectively, of our expenses were incurred in currencies other than U.S dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of operations. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above by 1.00% would change our net income for the year ended December 31, 2018 by $0.6 million.

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

Item 14. Material Modifications to the Rights of Shareholders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2018. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2018.

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

Navios Logistics’ management assessed the effectiveness of Navios Logistics’ internal control over financial reporting as of December 31, 2018. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management believes that, as of December 31, 2018, Navios Logistics’ internal control over financial reporting is effective based on those criteria.

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

Audit Fees

Our principal accountants for fiscal years 2018 and 2017 were Price Waterhouse and Co S.R.L. The audit fees for the audit of each of the years ended December 31, 2018 and 2017 were $0.8 million and $0.7 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2018 and 2017.

Tax Fees

There were no tax fees billed in 2018 and 2017.

All Other Fees

There were no other fees billed in 2018 and 2017.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-36 and are filed as part of this report statement.

Item 19.	Exhibits

1.1	Amended Articles of Incorporation of Navios South American Logistics Inc.(1)

1.2	Bylaws of Navios South American Logistics Inc.(1)

2.1	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A.(1)

2.2	Amended and Restated Waiver to Shareholder’s Agreement.(2)

2.3	Indenture, dated April 22, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(3)

2.4	First Supplemental Indenture, dated as of November 3, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(4)

2.5	Second Supplemental Indenture, dated as of February 6, 2015, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(4)

2.6	Third Supplemental Indenture, dated as of September 26, 2016, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(5)

2.7	Fourth Supplemental Indenture, dated as of March 20, 2019, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.*

4.1	Administrative Services Agreement, dated as of April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc.(1)

4.2	Senior Secured Term Loan Agreement, dated December 15, 2016, between Corporacion Navios S.A., as a borrower, and Banco Bilbao Vizcaya Argentaria Uruguay S.A., as lender.(6)

4.3	Credit Agreement, dated as of November 3, 2017, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., the Guarantors named therein, the several banks, financial institutions, institutional investors and other entities from time to time party thereto as lenders, and Morgan Stanley Senior Funding, Inc., as Administrative Agent. (7)

8	Subsidiaries of Navios South American Logistics Inc.*

11	Code of Ethics(2)

12.1	Section 302 Certifications of Principal Executive Officer.*

12.2	Section 302 Certification of Principal Financial Officer.*

13	Section 906 Certifications of Principal Executive and Principal Financial Officer.*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2018 and 2017; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2018, 2017 and 2016; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2018, 2017 and 2016; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2018, 2017 and 2016; and (v) the Notes to Consolidated Financial Statements as blocks of text.**

*	Filed herewith.

**	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Previously filed with Registration Statement on Form F-4 (Registration No. 333-179250), as filed with the Securities and Exchange Commission on January 31, 2012.

(2)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on April 5, 2012.

(3)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on April 23, 2014.

(4)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, as filed with the Securities and Exchange Commission on March 30, 2015.

(5)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on November 29, 2016.

(6)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, as filed with the Securities and Exchange Commission on March 30, 2017.

(7)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on November 6, 2017.

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

Date: April 26, 2019

Report of Independent Registered Public Accounting Firm

To Navios South American Logistics Inc.

To the Board of Directors and Shareholders of Navios South American Logistics Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Navios South American Logistics Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

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
Marcelo Daniel Pfaff Buenos Aires, Argentina April 26, 2019.

We have served as the Company’s auditor since 2009.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	December 31, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	3	$76,472	$79,888
Accounts receivable, net	4	28,225	25,726
Due from affiliate companies	18	150	—
Note receivable, current portion	6	174	318
Prepaid expenses and other current assets	5	17,512	6,183
Inventories		4,575	8,257

Total current assets		127,108	120,372

Deposits for vessels, port terminals and other fixed assets	6	—	36,849
Vessels, port terminals and other fixed assets, net	6	559,587	529,009
Intangible assets other than goodwill, net	7	57,284	60,008
Goodwill		104,096	104,096
Deferred drydock and special survey costs, net		11,156	16,412
Note receivable, net of current portion	6	428	500
Other long-term assets	8	3,644	769

Total noncurrent assets		736,195	747,643

Total assets		$863,303	$868,015

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	9	$17,086	$22,273
Due to affiliate companies	18	—	265
Accrued expenses	9	16,982	18,350
Deferred income		4,763	5,740
Notes payable — current portion	10	4,781	4,711
Current portion of long-term debt	10	9,797	5,254

Total current liabilities		53,409	56,593

Senior notes, net	10	370,424	369,260
Notes payable, net of current portion	10	22,094	26,398
Long-term debt, net of current portion	10	123,090	127,123
Income tax payable		205	466
Deferred tax liability	16	7,177	7,765
Other long-term liabilities		767	1,135

Total noncurrent liabilities		523,757	532,147

Total liabilities		577,166	588,740

Commitments and contingencies	15	—	—
STOCKHOLDERS’ EQUITY
Common stock — $1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding in 2018 and 2017	19	20	20
Additional paid-in capital		233,441	233,441
Retained earnings		52,676	45,814

Total stockholders’ equity		286,137	279,275

Total liabilities and stockholders’ equity		$863,303	$868,015

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Time charter, voyage and port terminal revenues		$175,126	$180,044	$190,218
Sales of products		32,508	32,572	30,118
Time charter, voyage and port terminal expenses	12	(31,949)	(33,617)	(32,139)
Direct vessel expenses	13	(48,962)	(62,554)	(69,130)
Cost of products sold		(31,289)	(30,717)	(27,450)
Depreciation of vessels, port terminals and other fixed assets	6	(26,583)	(23,322)	(23,105)
Amortization of intangible assets	7	(2,724)	(3,543)	(3,523)
Amortization of deferred drydock and special survey costs	2	(7,204)	(7,928)	(6,870)
General and administrative expenses	14	(15,064)	(16,665)	(14,294)
Provision for losses on accounts receivable	4	(75)	(569)	(1,304)
Taxes other than income taxes		(7,056)	(9,018)	(9,740)
Interest expense and finance cost		(39,669)	(28,347)	(24,240)
Interest income		517	238	815
Gain on sale of assets		28	1,064	—
Foreign exchange differences, net	2	(1,355)	(726)	1,722
Other income, net		9,237	2,725	61

Income/(Loss) before income taxes		$5,486	$(363)	$11,139
Income tax benefit/(expense)	16	1,376	3,468	(982)

Net income		$6,862	$3,105	$10,157

Earnings per share, basic and diluted	21	$0.34	$0.16	$0.51

Weighted average number of shares, basic and diluted		20,000	20,000	20,000

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
OPERATING ACTIVITIES:
Net income		$6,862	$3,105	$10,157
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation of vessels, port terminals and other fixed assets	6	26,583	23,322	23,105
Amortization of deferred drydock and special survey costs	2	7,204	7,928	6,870
Income tax (benefit)/expense	16	(1,376)	(3,468)	982
Amortization of deferred financing costs	2	2,362	1,275	1,002
Amortization of intangible assets	7	2,724	3,543	3,523
Accretion of Notes payable-receivable/unwinding of discount		(12)	(25)	477
Gain on sale of assets		(28)	(1,064)	—
Provision for losses on accounts receivable	4	75	569	1,304
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable		(2,574)	6,684	(8,120)
(Increase)/decrease in prepaid expenses and other current assets		(11,329)	3,609	(3,558)
Decrease/(increase) in inventories		3,682	(442)	(2,047)
(Increase)/decrease in other long term assets		(2,875)	1,166	(220)
Payments for drydock and special survey costs	2	(1,948)	(3,687)	(7,220)
Income tax payable (increase)/decrease		(261)	30	435
(Decrease)/increase in accounts payable		(5,590)	(9,164)	1,683
(Decrease)/increase in due to/due from affiliate companies, net		(415)	211	350
(Decrease)/increase in accrued expenses		(581)	2,156	128
(Decrease)/increase in deferred income		(977)	1,223	(2,708)
Decrease in other long term liabilities		(368)	—	(439)
Decrease in due to related parties		—	—	(3,825)

Net cash provided by operating activities		$21,158	$36,971	$21,879

INVESTING ACTIVITIES:
Acquisition of vessels, port terminals and other fixed assets,	6	(7,307)	(9,932)	(4,262)
Deposits for vessels, port terminals and other fixed assets	6	(12,572)	(36,589)	(86,911)
Proceeds from Notes Receivable		233	200	—

Net cash used in investing activities		$(19,646)	$(46,321)	$(91,173)

FINANCING ACTIVITIES:
Proceeds from Term Loan B Facility, net of deferred finance costs and discount		—	95,487	—
Proceeds from Notes Payable		—	709	35,306
Proceeds from long term debt, net of deferred finance costs	10	6,919	13,893	25,000
Repayment of long-term debt and payment of principal		(7,607)	(2,519)	(69)
Repayment of Notes Payable		(4,240)	(4,040)	(1,336)
Payments of obligations under capital leases	6	—	(12,374)	(3,032)
Dividends paid		—	(70,000)	—

Net cash (used in)/provided by financing activities		$(4,928)	$21,156	$55,869

Net (decrease)/increase in cash and cash equivalents		(3,416)	11,806	(13,425)

Cash and cash equivalents and restricted cash, beginning of year		79,888	68,082	81,507

Cash and cash equivalents and restricted cash, end of year		$76,472	$79,888	$68,082

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized interest		$36,999	$25,863	$22,999
Non-cash investing and financing activities:
Revaluation of vessels due to termination/restructuring of capital lease obligation		$—	$5,243	$—
Transfers from deposits for vessels, port terminals and other fixed assets		$49,421	$137,357	$—
Acquisition of vessels port terminals and other fixed assets, net		$(512)	$(843)	$(472)
Deposits for vessels, port terminals and other fixed assets		$—	$(726)	$(5,726)
Transfers to other long term-assets		$(26)	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Navios Logistics’ Stockholders’ Equity	Total Stockholders’ Equity
Balance December 31, 2015	20,000	$20	$303,441	$32,552	$336,013	$336,013
Net income	—	—	—	$10,157	$10,157	$10,157

Balance December 31, 2016	20,000	$20	$303,441	$42,709	$346,170	$346,170
Net income	—	—	—	$3,105	$3,105	$3,105
Dividends	—	—	$(70,000)	—	$(70,000)	$(70,000)

Balance December 31, 2017	20,000	$20	$233,441	$45,814	$279,275	$279,275
Net income	—	—	—	$6,862	$6,862	$6,862

Balance December 31, 2018	20,000	$20	$233,441	$52,676	$286,137	$286,137

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of December 31, 2018, Navios Maritime Holdings Inc. (“Navios Holdings”) owned 63.8% of Navios Logistics’ stock.

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

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of operations
				2018	2017	2016
Corporacion Navios S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Energias Renovables del Sur S.A.	Uruguay	Land Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Horamar do Brasil Navegação Ltda	Brazil	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Naviera Alto Parana S.A.	Paraguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Edolmix S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Cartisur S.A.	Uruguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
NP Trading S.A.	British Virgin Islands	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Delta Naval Trade S.A.	Panama	Non-Operating Company	100%	1/1-12/31	1/1-12/31	7/21-12/31
Terra Norte Group S.A.	Paraguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Corporacion Navios Granos S.A. (1)	Uruguay	Port-Facility Owning Company	100%	11/30-12/31	—	—
Docas Fluvial do Porto Murtinho S.A. (1)	Brazil	Land Owning Company	95%	11/12-12/31	—	—

(1) The companies were created during the year ended December 31, 2018.

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

(e) Restricted Cash:

The Company historically presented changes in restricted cash and cash equivalents depending on the nature of the cash flow within the consolidated statement of cash flows. During the first quarter of 2018, the Company adopted ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires that restricted cash and cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. The recognition and measurement guidance for restricted cash is not affected. The Company applied this guidance retrospectively to all prior periods presented in the Company’s financial statements. Restricted cash balance was zero for all periods presented. See also Note 15.

(f) Accounts Receivable, Net:

The amount shown as accounts receivable, net, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

(g) Insurance Claims:

Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. Claims receivable mainly represent claims against ports’ and vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks. While it is anticipated that claims receivable will be recovered within one year, such claims may not all be recovered within one year due to the attendant process of settlement. Nonetheless, amounts are classified as current as they represent amounts currently due to the Company. All amounts are shown net of applicable deductibles.

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

(k) Deposits for Vessels, Port terminals and Other Fixed Assets:

Deposits for vessels, port terminals and other fixed assets represent amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of vessels, port terminals and other fixed assets. Deposits for vessels, port terminals and other fixed assets also include pre-delivery expenses. Pre-delivery expenses represent any direct costs to bring the asset to the condition necessary (including possible relocation) for it to be capable of operating in the manner intended by management. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the years ended December 31, 2018, 2017 and 2016 amounted to $971, $4,764 and $5,843, respectively.

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

(m) Deferred Drydock and Special Survey Costs:

The Company’s vessels, pushboats and barges are subject to regularly scheduled drydocking and special surveys that are carried out every five years for oceangoing vessels and up to every eight years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained under certain conditions. The costs of drydocking and special survey are deferred and amortized over the above mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, pushboats and barges sold are charged against income in the year the vessel, pushboat or barge is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and fuel, labour and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2018, 2017 and 2016, the amortization expense was $7,204, $7,928 and $6,870, respectively and the payments for drydocking and special survey were $1,948, $3,687 and $7,220, respectively. Accumulated amortization as of December 31, 2018 and 2017 amounted to $41,296 and $34,092, respectively.

(n) Deferred Financing Costs:

Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization expense for each of the years ended December 31, 2018, 2017 and 2016 was $2,362, $1,275 and $1,002, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(o) Goodwill and Other Intangibles:

(i) Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually. The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value of the reporting unit based on discounted cash flow analysis. The Company believes that the discounted cash flow analysis is the best indicator of fair value for its individual reporting units.

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

(ii) Intangibles Other Than Goodwill: Navios Logistics’ intangible assets consist of customer relationships, trade name (was fully amortized as of December 31, 2018) and port terminal operating rights.

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

The foreign currency exchange (losses)/gains recognized in the consolidated statement of operations for each of the years ended December 31, 2018, 2017 and 2016 were ($1,355), ($726) and $1,722, respectively.

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

(s) Revenue and Expense Recognition:

On January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers (ASC 606). The guidance provides a unified model to determine how revenue is recognized. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company’s contract revenues from time chartering are governed by ASC 840 “Leases”. Upon adoption of ASC 606, the timing and recognition of earnings from time charter contracts to which the Company is party did not change from previous practice. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of the adoption of these standards, there was no effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of comprehensive (loss)/income.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Revenue is recorded when (i) services are rendered, (ii) the Company has signed a charter agreement or other evidence of an arrangement, (iii) the price is fixed or determinable, and (iv) collection is reasonably assured. The Company generates revenue from contracts of affreightment/voyage contracts, time charters, bareboat charters, demurrages and contracts covering dry or liquid port terminal operations.

Revenue from contracts of affreightment (“COA”)/voyage contracts relating to our barges is recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence upon the barge’s arrival at the loading port, as applicable under the contract, and is deemed to end upon the completion of discharge under the current voyage. The percentage of transit time is based on the days traveled as of the balance sheet date divided by the total days expected for the voyage. The position of the barge at the balance sheet date is determined by the days traveled as of the balance sheet date over the total voyage of the pushboat having the barge in tow. Revenue arising from contracts that provide our customers with continuous access to convoy capacity is recognized ratably over the period of the contracts.

Since the adoption of Account Standard Codification (“ASC”) 606, “Revenue from Contracts with Customers”, the Company is recognizing revenue ratably from the vessel’s/barge’s arrival at the loading port, as applicable under the contract, to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. The adoption of this standard had no material effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of operations.

Revenues earned under contracts of affreightment (“COA”)/voyage contracts, amounted to $35,623, $42,455 and $62,603 for each of the years ended December 31, 2018, 2017 and 2016, respectively.

Revenues from time chartering and bareboat chartering of vessels and barges are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel or barge at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. Revenues from time chartering and bareboat chartering of vessels and barges amounted to $72,689, $84,063 and $91,347 for each of the years ended December 31, 2018, 2017 and 2016, respectively.

Revenues from dry port terminals operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into silos or stockpiles for temporary storage and then loading the ocean-going vessels. Revenues are recognized upon completion of loading the ocean-going vessels. Revenue arising from contracts that provide our customers with continuous access to port terminal storage and transshipment capacity is recognized ratably over the period of the contracts. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading as the performance obligation is met evenly over the loading period. Storage fees are assessed and recognized at the point when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean-going vessel. Revenue from dry port terminal operations amounted to $58,552, $43,984 and $29,056 for each of the years ended December 31, 2018, 2017 and 2016, respectively. Revenues from storage fees in the dry port terminal operations amounted to $882, $1,974 and $446 for each of the years ended December 31, 2018, 2017 and 2016, respectively. Dockage revenues in the dry port terminal operations amounted to $3,136, $4,497 and $3,373 for each of the years ended December 31, 2018, 2017 and 2016, respectively.

Revenues from the liquid port terminal consist mainly of sales of petroleum products in the Paraguayan market and revenues from liquid port operations. Revenues from liquid port terminal operations consist of an agreed flat fee per cubic meter or a fixed rate over a specific period to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then load the trucks. Revenues from sales of products are recognized upon completion of loading the trucks. Revenues from liquid port terminal operations are recognized ratably over the storage period and ends when the product is loaded onto the trucks. Revenues from sale of products amounted to $32,508, $32,572 and $30,118 for each of the years ended December 31, 2018, 2017 and 2016, respectively. Revenues from liquid port terminal operations amounted to $3,739, $2,841 and $3,059 for each of the years ended December 31, 2018, 2017 and 2016, respectively.

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

Argentinean companies have open tax years ranging from 2011 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2013 and onwards. In relation to these open tax years, the Company believes that there are no material uncertain tax positions. The Company is generally not able to reliably estimate the ultimate settlement amounts until the close of an audit. The Company classifies interest and penalties, related to income taxes in the consolidated statement of operations under income taxes.

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

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On December 29, 2017, the Argentine government enacted the Law 27,430 that made changes to the income tax law in Argentina. The new law modifies the rates for income taxes applicable in beginning on January 1, 2018. In measuring its income tax assets and liabilities, the Company used the rate that is expected to be enacted at the time of the reversal of the asset or liability in the calculation of the deferred tax for the items related to Argentina. An income tax rate of 30% was applied on temporary differences whose reversal is expected to occur in the years before 2020, and a rate of 25% on temporary differences remaining thereafter. During the year ended December 31, 2017, the Company has recorded an income tax benefit of $2,837 within the caption “Income tax benefit/(expense)” in the consolidated statements of operations related to the change in the rate of the income tax.

Minimum presumed income tax (MPIT):

Under the tax laws of Argentina, the Company’s subsidiary in that country is subject to a minimum presumed income tax, or MPIT. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The subsidiaries’ tax liabilities will be the higher of income tax or MPIT. However, if the MPIT exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the MPIT that may arise in the next ten fiscal years. The Company has recorded as other non-current asset a total amount of $162 for the year ended December 31, 2018 ($226 in 2017) in relation to MPIT.

Through General Instruction N° 2/2017 of the Administracion Federal de Ingresos Publicos (“AFIP”) in Argentina, the organization has instructed its legal areas to respect the criteria set by the Supreme Court of Justice of the Nation. This criteria states that there is no minimum profit presumed when a company has recorded losses in the accounting balances and losses tax carry forward in the income tax presentation in the fiscal period. As a consequence of this measure, the Argentine subsidiary of the Company has not determined a tax on minimum presumed income (or advances) for the 2018 fiscal year. Following the tax reform voted by the Argentinean Parliament in December 2017 and the subsequent resolution in-force since May 2018, this tax will no longer apply as of the fiscal year 2019.

(w) Other Taxes:

Turnover tax:

Under the tax laws of Argentina, the Company’s subsidiary in that country is subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 3.0% for the year ended December 31, 2018 (5.0% for both 2017 and 2016, respectively). As a result of the tax reform voted by the Argentinean Parliament in December 2017, this rate will be reduced as of January 2019, from 3.0% to 2.0%. Turnover taxes are recorded as part of taxes other than income tax in the consolidated statement of operations and amounted to $1,343 for the year ended December 31, 2018 ($2,948 in 2017 and $3,389 in 2016).

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

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(aa) Recent Accounting Pronouncements:

In October 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-17, Consolidation (Topic 810): “Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU 2018-17”). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a VIE.. For Public business entities the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-14, “Compensation — Retirement Benefits — Defined Benefit Plans (Topic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans”. This update modifies the disclosure requirements for defined benefit pension plans and other postretirement plans. ASU 2018-14 is effective for public business entities that are SEC filers beginning in the first quarter of fiscal year 2021, and earlier adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

In August 2018, FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

In January 2017, FASB issued ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350)”. This update addresses concerns expressed about the cost and complexity of the goodwill impairment test and simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. The amendments in this ASU are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. The amendments are effective for public business entities that are SEC filers for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to topic 326, Financial Instruments — Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In February 2016, FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to ASU 2016-02, lessees will be required to recognize assets (right of use asset) and liabilities (lease liabilities) on the balance sheet for both types of leases, capital (or finance) leases and operating leases, with terms greater than 12 months. ASU 2016 — 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted.

This guidance requires companies to identify lease and non-lease components of a lease agreement. Lease components relate to the right to use the leased asset and non-lease components relate to payments for goods or services that are transferred separately from the right to use the underlying asset. Total lease consideration is allocated to lease and non-lease components on a relative standalone basis. The recognition of revenues related to lease components will be governed by ASC 842 while revenue related to non-lease components will be subject to ASC 606.

In July 2018, FASB issued ASU 2018-10, Codification Improvements to Topic 842 Leases (“ASU 2018-10”). The amendments in ASU 2018-10 affect narrow aspects of the guidance issued in the amendments in ASU 2016-02. The amendments in this update affect the amendments in Update 2016-02, which are not yet effective but for which early adoption upon issuance is permitted. For entities that early adopted Topic 842, the amendments are effective upon issuance of this update, and the transition requirements are the same as those in Topic 842. For entities that have not adopted Topic 842, the effective date and transition requirements will be the same as the effective date and transition requirements in Topic 842.

In addition, in July 2018, FASB issued ASU 2018-11, Targeted Improvements to Topic 842 Leases (“ASU 2018-11”). The improvements in ASU 2018-11 provide for (a) an optional new transition method for adoption that results in initial recognition of a cumulative effect adjustment to retained earnings in the year of adoption and (b) a practical expedient for lessors, under certain circumstances, to combine the lease and non-lease components of revenues for presentation purposes.

In December 2018, FASB issued ASU 2018-20, Narrow-Scope Improvements to Topic 842 for Lessors (“ASU 2018-20”). The improvements in ASU 2018-20 are to clarify guidance for lessors on sales taxes and other similar taxes collected from lessees, certain lessor costs and recognition of variable payments for contracts with lease and non-lease components.

In January 2019, FASB issued ASU 2019-01, Codification Improvements to Topic 842 Leases (“ASU 2019-01”). The amendments in ASU 2019-01 address (i) the determination of the fair value of the underlying asset by lessors that are not manufacturers or dealers, (ii) the presentation on the Statement of Cash Flows — Sales Type and Direct Financing Leases; and (iii) the transition disclosures related to the accounting changes and error corrections (Topic 250).

ASC 842 provides practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases.

The Company plans to adopt the standard on January 1, 2019 and expects to elect the use of practical expedients. The Company intends to apply the alternative transition method for adoption as described above. Based on a preliminary assessment, the Company expects the adoption of this guidance to have a material impact on its assets and liabilities due to its office rent agreements and the recognition of right-of-use assets and lease liabilities on its consolidated balance sheets although adoption is not expected to significantly change the recognition, measurement or presentation of lease expenses within the statements of comprehensive (loss)/income or cash flows.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Following the adoption of the new standard, the Company expects to recognize for its office rent agreements, operating liabilities of $1,619, with corresponding right of use assets of the same amount based on the net present value of the remaining minimum rental payments for existing operating leases. Additionally, the Company expects to recognize for its office rent agreements, right of use assets of $1,619.

With regards to the Company’s charter-out contracts, the Company is not expecting that the adoption will have a material effect on its consolidated financial statements since the Company is a lessor for these charter-out contracts and the changes are fairly minor. The Company expects to elect the use of practical expedient available to lessors which allows good and services embedded in the charter-out contract that qualify as non-lease components to be combined under a single lease component presentation.

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	December 31, 2018	December 31, 2017
Cash on hand and at banks	$73,972	$79,885
Short-term deposits	2,500	3

Total cash and cash equivalents	$76,472	$79,888

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

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2018	December 31, 2017
Accounts receivable	$31,081	$28,507
Less: Provision for losses on accounts receivables	(2,856)	(2,781)

Accounts receivable, net	$28,225	$25,726

Changes to the provision for accounts receivables are summarized as follows:

Provision for Losses on Accounts Receivables	Balance at Beginning of Year	(Charges to Expenses)/ Amount Recovered	Amount Utilized	Balance at End of Year
Year ended December 31, 2016	$(919)	$(1,304)	$11	$(2,212)
Year ended December 31, 2017	$(2,212)	$(569)	$—	$(2,781)
Year ended December 31, 2018	$(2,781)	$(75)	$—	$(2,856)

See Note 2(t) for a discussion of credit risk. For the year ended December 31, 2018, three customers accounted for 32.0%, 10.8% and 10.2% of the Company’s revenue. For the year ended December 31, 2017, three customers accounted 20.3%, 13.7% and 12.7% of the Company’s revenue, two of them in common with the ones accounted for in 2018. For the year ended December 31, 2016, three customers accounted for 28.0%, 13.8% and 11.5% of the Company’s revenue, two of them in common with the customers accounted for in 2017. For the three years, the most significant customer is common.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 5: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2018	December 31, 2017
VAT and other tax credits	1,421	2,186
Insurance claims receivable, net (1)	11,761	1,025
Deferred insurance premiums	2,604	1,074
Advances to suppliers	494	192
Other	1,232	1,706

Total prepaid expenses and other current assets	$17,512	$6,183

(1)	Includes $11,571 related to the fire incident at the iron ore port terminal in Nueva Palmira, Uruguay.

See Note 2(g) for insurance claims receivable.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 6: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, port terminals and other fixed assets, net consist of the following:

Tanker Vessels, Barges and Pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2016	$470,946	$(131,146)	$339,800
Additions	738	(18,894)	(18,156)
Transfers	3,696	—	3,696

Balance December 31, 2016	$475,380	$(150,040)	$325,340
Additions	5,531	(17,603)	(12,072)
Disposals	(3,585)	3,585	—
Revaluation of vessels due to termination of capital lease obligation	(5,243)	—	(5,243)

Balance December 31, 2017	$472,083	$(164,058)	$308,025
Additions	3,581	(18,528)	(14,947)
Transfers from oil storage plant and port facilities for liquid cargoes	629	—	629
Transfers from deposits for vessels, port terminal and other fixed assets, net	49,421	—	49,421

Balance December 31, 2018	$525,714	$(182,586)	$343,128

Dry Port Terminals	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2016	$79,651	$(13,619)	$66,032
Additions	452	(2,204)	(1,752)

Balance December 31, 2016	$80,103	$(15,823)	$64,280
Additions	4,362	(4,826)	(464)
Transfers from deposits for vessels, port terminals and other fixed assets	137,357	—	137,357

Balance December 31, 2017	$221,822	$(20,649)	$201,173
Additions	2,530	(6,806)	(4,276)
Disposals	(156)	137	(19)
Transfers to other long term-assets	(26)	—	(26)

Balance December 31, 2018	$224,170	$(27,318)	$196,852

Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2016	$29,035	$(10,279)	$18,756
Additions	1,599	(1,289)	310
Transfers	(1,513)	—	(1,513)

Balance December 31, 2016	$29,121	$(11,568)	$17,553
Additions	698	(411)	287

Balance December 31, 2017	$29,819	$(11,979)	$17,840
Additions	—	(478)	(478)
Transfers to tanker vessels, barges and pushboats	(629)	—	(629)

Balance December 31, 2018	$29,190	$(12,457)	$16,733

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2016	$5,851	$(2,579)	$3,272
Additions	1,945	(718)	1,227
Transfers	(2,183)	—	(2,183)

Balance December 31, 2016	$5,613	$(3,297)	$2,316
Additions	184	(482)	(298)
Disposals	(75)	28	(47)

Balance December 31, 2017	$5,722	$(3,751)	$1,971
Additions	1,708	(771)	937
Write-off	(34)	—	(34)

Balance December 31, 2018	$7,396	$(4,522)	$2,874

Total	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2016	$585,483	$(157,623)	$427,860
Additions	4,734	(23,105)	(18,371)

Balance December 31, 2016	$590,217	$(180,728)	$409,489
Additions	10,775	(23,322)	(12,547)
Disposals	(3,660)	3,613	(47)
Transfers from deposits for vessels, port terminals and other fixed assets	137,357	—	137,357
Revaluation of vessels due to termination of capital lease obligation	(5,243)	—	(5,243)

Balance December 31, 2017	$729,446	$(200,437)	$529,009
Additions	7,819	(26,583)	(18,764)
Disposals	(156)	137	(19)
Transfers from deposits for vessels, port terminals and other fixed assets	49,421	—	49,421
Transfers to other long term-assets	(26)	—	(26)
Write-off	(34)	—	(34)

Balance December 31, 2018	$786,470	$(226,883)	$559,587

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Certain assets of the Company have been pledged as collateral for loan facilities. As of December 31, 2018 and 2017, the net book value of such assets was $109,456 and $93,991, respectively. See also Note 10.

On September 4, 2017, Navios Logistics signed an agreement for the construction of covers for dry barges for a total consideration of $1,115. As of December 31, 2018, Navios Logistics had paid the whole amount (as of December 31, 2017, Navios Logistics had paid $629).

On November 12, 2018, Navios Logistics acquired approximately 3.5 hectares of undeveloped land located in Port Murtinho region, Brazil. Navios Logistics plans to develop this land for its port operations. As of December 31, 2018, Navios Logistics had paid $1,097 for the land acquisition.

On May 18, 2017, Navios Logistics acquired two product tankers, Ferni H (16,871 DWT) and San San H (16,871 DWT) for $11,239 which were previously leased with an obligation to purchase in 2020. Following the acquisition of the two product tankers, the remaining capital lease obligation was terminated and the carrying value of the tankers was adjusted for the difference between the purchase price and the carrying value. See also Note 10.

In February 2017, two self-propelled barges of the Company’s fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, to be paid in cash. The sale price will be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option, at no cost, at the end of the lease period.

Future minimum collections of Note receivable as of December 31, 2018, are as follows:

Collections Due by Period	December 31, 2018
December 31, 2019	$193
December 31, 2020	113
December 31, 2021	202
December 31, 2022	38
December 31, 2023	129

Total future minimum note receivable collections	675
Less: amount representing interest	(73)

Present value of future minimum Note receivable collections (1)	$602

(1)	Reflected in the balance sheet as Note receivable current and non-current.

Deposits for vessels, port terminals and other fixed assets

During the first quarter of 2018, three new pushboats were delivered to Navios Logistics. As of December 31, 2018, a total of $32,032 had been transferred to “Vessels, port terminals and other fixed assets, net” in the consolidated balance sheets of which capitalized interest amounted to $3,874. As of December 31, 2017, Navios Logistics had paid $30,708 for the construction of the three new pushboats.

During the third quarter of 2018, a river and estuary tanker was delivered to Navios Logistics. As of December 31, 2018, a total of $17,389 had been transferred to “Vessels, port terminals and other fixed assets, net” in the consolidated balance sheets of which capitalized interest amounted to $628. As of December 31, 2017, Navios Logistics had paid $6,141 for the construction of the river and estuary tanker (including supervision cost).

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

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 7: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2018 and 2017 consist of the following:

December 31, 2018	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2018
Port terminal operating rights	53,152	(11,838)	41,314
Customer relationships	36,120	(20,150)	15,970

Total intangible assets	$89,272	$(31,988)	$57,284

December 31, 2017	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2017
Port terminal operating rights	53,152	(10,889)	42,263
Customer relationships	36,120	(18,375)	17,745

Total intangible assets	$89,272	$(29,264)	$60,008

Amortization expense for each of the years ended December 31, 2018, 2017 and 2016, amounted to $2,724, $3,543 and $3,523, respectively.

The aggregate amortization of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Port terminal operating rights	995	995	995	995	995	36,339	41,314
Customer relationships	1,775	1,775	1,775	1,775	1,775	7,095	15,970

Total	$2,770	$2,770	$2,770	$2,770	$2,770	$43,434	$57,284

NOTE 8: OTHER LONG-TERM ASSETS

Other long-term assets as of December 31, 2018 and 2017 consist of the following:

	December 31, 2018	December 31, 2017
Prepaid expenses	1,713	—
Fuel delivery	687	687
Other	1,244	82

Total other long-term assets	$3,644	$769

NOTE 9: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable consist of the following:

	December 31, 2018	December 31, 2017
Trade payable	$15,470	$21,614
Rent payable	183	230
Professional fees payable	1,433	429

Total accounts payable	$17,086	$22,273

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Accrued expenses consist of the following:

	December 31, 2018	December 31, 2017
Accrued salaries	$4,746	$6,563
Taxes	6,094	5,002
Accrued fees	266	1,086
Accrued bond coupon	4,531	4,531
Accrued interest	1,305	1,112
Other	40	56

Total accrued expenses	$16,982	$18,350

NOTE 10: BORROWINGS

Borrowings consist of the following:

	December 31, 2018	December 31, 2017
Senior Notes	$375,000	$375,000
Term Loan B Facility	$99,000	$100,000
Notes Payable	$26,875	$31,109
BBVA loan	$19,300	$23,250
Term Bank loan	$11,900	$13,300
Credit agreement for a river and estuary tanker	$5,909	—
Loan for Nazira	$184	$253

Total borrowings	538,168	542,912
Less: current portion	(14,578)	(9,965)
Less: deferred financing costs, net	(7,982)	(10,166)

Total long-term borrowings	$515,608	$522,781

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

As of December 31, 2018 and December 31, 2017, deferred financing costs associated with the 2022 Senior Notes amounted to $4,576 and $5,740, respectively. Interest expense associated with the senior notes amounted to $27,188, $27,188 and 27,188 for the years ended December 31, 2018, 2017 and 2016, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The indenture governing the 2022 Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The indenture governing the 2022 Senior Notes includes customary events of default.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a $100,000 Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bears an interest rate of LIBOR plus 475 basis points and has a four-year term with 1.0% amortization per annum. The Term Loan B Facility is fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil, Naviera Alto Parana and Terra Norte, which are deemed to be immaterial, and Logistics Finance, which is the co-borrower of the Term Loan B Facility. The subsidiary guarantees are “full and unconditional,” except that the credit agreement governing the Term Loan B Facility provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances. The Term Loan B Facility is secured by first priority mortgages on five tanker vessels servicing Navios Logistics cabotage business, as well as by assignments of the revenues arising from certain time charter contracts, and an iron ore port contract.

The Term Loan B Facility contains restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, including change of control.

As of December 31, 2018, a balance of $99,000 was outstanding under the Term Loan B Facility.

As of December 31, 2018 and December 31, 2017, unamortized deferred financing costs associated with the Term Loan B Facility amounted to $3,188 and $4,331, respectively. Interest expense associated with the Term Loan B Facility amounted to $7,171 and $1,006 for the year ended December 31, 2018 and December 31, 2017, respectively.

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, the Company entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed financing costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). The Company incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, the Company shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A.. As of December 31, 2018, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $26,875.

Interest expense associated with the Notes Payable amounted to $1,775, $1,013 and $1,065 for the year ended December 31, 2018, December 2017 and December 31, 2016, respectively.

Other Indebtedness

On December 15, 2016, the Company entered into a $25,000 facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”), for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in twenty quarterly installments, the first payment of which was due on June 19, 2017, and secured by assignments of certain receivables. As of December 31, 2018, the outstanding amount of the loan was $19,300.

On May 18, 2017, the Company entered into a $14,000 term loan facility (the “Term Bank Loan”) in order to finance the acquisition of two product tankers. The Term Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7,000 on the last repayment date. As of December 31, 2018, the outstanding amount of the Term Bank Loan was $11,900. As of December 31, 2018 and December 31, 2017, unamortized deferred financing costs associated with the Term Bank Loan amounted to $73 and $95, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On August 17, 2018, the Company entered into a $7,091 (€6,200) credit agreement in order to finance the 50% of the purchase price of a river and estuary tanker. The credit agreement bears interest at a fixed rate of 675 basis points and is repayable in 24 monthly installments with the final repayment in August 17, 2020. As of December 31, 2018, the outstanding amount of the credit agreement was $5,909. As of December 31, 2018, unamortized deferred financing costs associated with the credit agreement amounted to $145.

In connection with the acquisition of Hidronave S.A. on October 29, 2009, the Company assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2018, the outstanding loan balance was $184. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021.

In connection with the 2022 Senior Notes, the Term Loan B Facility and these other long term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

The Company was in compliance with all the covenants as of December 31, 2018.

The annual weighted average interest rates of the Company’s total borrowings were 7.04%, 6.13% and 6.08% for the year ended December 31, 2018, 2017 and 2016, respectively.

The maturity table below reflects future payments of the long-term debt outstanding as of December 31, 2018, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
2019	$15,821
2020	15,348
2021	110,257
2022	389,205
2023	5,012
2024 and thereafter	2,525

Total	$538,168

NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate their fair value, excluding the effect of any deferred finance costs. The 2022 Senior Notes, the credit agreement for the acquisition of a river and estuary tanker and the loan for the acquisition of Hidronave S.A. are fixed rate borrowings and their fair value was determined based on quoted market prices.

Note receivable: The carrying amount of the Note receivable approximates its fair value.

Notes Payable: The Notes Payable are floating rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2018		December 31, 2017
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$76,472	$76,472	$79,888	$79,888
Note receivable, including current portion	$602	$602	$818	$818
Senior notes	$(370,424)	$(343,373)	$(369,260)	$(361,549)
Term Loan B Facility	$(95,812)	$(98,505)	$(95,669)	$(101,563)
Notes payable, including current portion	$(26,875)	$(26,875)	$(31,109)	$(31,109)
Long-term debt, including current portion	$(37,075)	$(37,075)	$(36,708)	$(36,708)

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

Level III: Inputs that are unobservable.

	Fair Value Measurements at December 31, 2018
	Total	Level I	Level II	Level III
Cash and cash equivalents	$76,472	$76,472	$—	$—
Note receivable, including current portion	$602	$602	$—	$—
Senior Notes	$(343,373)	$(343,373)	$—	$—
Term Loan B Facility	$(98,505)	$—	$(98,505)	$—
Notes payable, including current portion(1)	$(26,875)	$—	$(26,875)	$—
Long-term debt(1)	$(37,075)	$—	$(37,075)	$—

	Fair Value Measurements at December 31, 2017
	Total	Level I	Level II	Level III
Cash and cash equivalents	$79,888	$79,888	$—	$—
Note receivable, including current portion	$818	$818	$—	$—
Senior Notes	$(361,549)	$(361,549)	$—	$—
Term Loan B Facility	$(101,563)	$—	$(101,563)	$—
Notes payable, including current portion(1)	$(31,109)	$—	$(31,109)	$—
Long-term debt(1)	$(36,708)	$—	$(36,708)	$—

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

1) The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities as well as taking into account our creditworthiness.

NOTE 12: TIME CHARTER, VOYAGE AND PORT TERMINAL EXPENSES

Time charter, voyage and port terminal expenses for the years ended December 31, 2018, 2017 and 2016 were as follows:

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Fuel	$11,150	$10,471	$11,839
Time charter	114	1,564	1,521
Ports payroll and related costs	8,302	7,971	6,304
Docking expenses	2,436	3,272	3,287
Maritime and regulatory fees	615	578	610
Towing expenses	2,177	2,597	2,297
Other expenses	7,155	7,164	6,281

Total	$31,949	$33,617	$32,139

NOTE 13: DIRECT VESSEL EXPENSES

Direct vessel expenses for the year ended December 31, 2018, 2017 and 2016 were as follows:

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Payroll and related costs	$30,138	$41,231	$41,443
Insurances	3,831	3,534	4,149
Repairs and maintenance	6,638	7,952	12,351
Lubricants	631	736	1,046
Victualing	1,242	1,739	1,973
Travel expenses	2,013	3,343	3,608
Other expenses	4,469	4,019	4,560

Total	$48,962	$62,554	$69,130

NOTE 14: GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses at December 31, 2018, 2017 and 2016 were as follows:

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Payroll and related costs	$5,423	$7,030	$5,899
Professional fees	4,677	3,998	3,946
Other expenses	4,964	5,637	4,449

Total	$15,064	$16,665	$14,294

NOTE 15: COMMITMENTS AND CONTINGENCIES

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2020.

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

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Company had a dispute with Vale International S.A. (“Vale”) regarding the termination date of a CoA contract, which was under arbitration proceedings in New York. Related to this arbitration, the Company issued a letter of credit amounting to $2,900 and the total amount was collateralized by a cash deposit, which was presented as restricted cash in the accompanying balance sheets as of December 31, 2016. On February 10, 2017, the arbitration tribunal ruled in favor of Navios Logistics. Vale has been ordered to pay Navios Logistics $21,500, compensating for all unpaid invoices, late payment of invoices, and legal fees incurred. An amount of $1,157 was recorded in the consolidated statements of operations under “Other income, net” as part of this compensation during the first quarter of 2017. The full amount was received in March 2017, and the collateralized cash amount of $2,900, was released.

On August 16, 2018, there was a fire incident at the iron ore port terminal in Nueva Palmira, Uruguay for which the Company maintains property and loss of earnings insurance coverage for such types of events (subject to applicable deductibles and other customary limitations). As of December 31, 2018, an insurance claim receivable of $11,571 was recorded in the Company’s prepaid expenses and other current assets, of which $9,197 was recorded in “Other income, net” in the consolidated statements of operations.

NOTE 16: INCOME TAXES

As indicated in Note 2(v), the Company is a Marshall Islands corporation. However, the Company is subject to tax in Argentina, Brazil and Paraguay, jurisdictions where certain of its subsidiaries operate. The Company’s operations in Panama and Uruguay are not taxed. The corporate income tax rate in Argentina, Brazil and Paraguay is 30%, 34% and 10%, respectively for the year ended December 31, 2018. As a result of the tax reforms voted by the Argentinean Parliament in December 2017, the corporate income tax rate has decreased from 35% in 2017 to 30% for the years 2018 and 2019 and will further decrease to 25% from 2020 onwards.

The components of income before income taxes in consolidated statements of operations for the years ended December 31, 2018, 2017 and 2016 are as follows:

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Argentina	$(5,219)	$(6,496)	$(789)
Paraguay	454	(1,306)	(7,239)
Uruguay	37,113	36,931	44,432
Panama	(20,262)	(26,701)	(19,391)
Marshall Islands	(6,984)	(2,894)	(6,404)
Others	384	103	530

Total income/(loss) before income taxes and noncontrolling interest	$5,486	$(363)	$11,139

Income tax benefit is comprised of:

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Current	$846	$(194)	$(211)
Deferred	590	3,966	(333)

Total Argentina	$1,436	$3,772	$(544)
Current	$(58)	$(99)	$(162)
Deferred	(2)	(205)	(276)

Total Paraguay	$(60)	$(304)	$(438)

Total income tax benefit/(loss)	$1,376	$3,468	$(982)

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

Reconciliation of income tax benefit to taxes calculated based on Argentinean statutory tax rate is as follows:

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Loss before income taxes and noncontrolling interest	$(5,219)	$(6,496)	$(789)
Statutory tax rate	30%	35%	35%

Income before taxes at the statutory tax rate	1,566	2,274	276
Permanent differences	(130)	1,498	(820)

Income tax benefit/(loss) of the year	$1,436	$3,772	$(544)

The components of deferred income taxes included on the balance sheets were as follows:

	December 31, 2018	December 31, 2017
Deferred income tax assets:
Future deductible differences	$923	$1,082
Tax loss carry-forward	387	260

Total deferred income tax assets	1,310	1,342

Deferred income tax liabilities:
Intangible assets	(4,013)	(4,548)
Property, plant and equipment, net	(3,264)	(3,347)
Other	(1,210)	(1,212)

Total deferred income tax liabilities	(8,487)	(9,107)

Net deferred income tax liabilities	$(7,177)	$(7,765)

NOTE 17: LEASES

Chartered-out:

As of December 31, 2018, the future minimum revenue (charter-out rates are presented net of commissions, where applicable, and assume no off-hire days) expected to be earned on non-cancelable time charters, COA’s with minimum guaranteed volumes and contracts with minimum guaranteed throughput in the Company’s ports were as follows:

Amount
2019	$142,508
2020	98,515
2021	76,825
2022	69,867
2023	58,724
2024 and thereafter	669,615

Total minimum revenue, net of commissions	$1,116,054

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Revenues from time charters are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel.

Chartered-in:

As of December 31, 2018, the Company has no future commitments, net of any commissions, under chartered-in vessels.

For the year ended December 31, 2018, charter hire expense for chartered-in pushboats and barges amounted to $114 ($1,564 in 2017 and $1,521 in 2016).

Office space:

The future minimum commitments under lease obligations for office space were as follows:

Amount
2019	$697
2020	631
2021	297
2022	107
2023	81

Total	$1,813

Rent expense for office space amounted to $702 for the year ended December 31, 2018 ($677 in 2017 and $720 in 2016). See also Note 2(aa).

NOTE 18: TRANSACTIONS WITH RELATED PARTIES

At December 31, 2018 and 2017, the amounts due from/ (to) affiliate companies were as follows:

	December 31, 2018	December 31, 2017
Navios Holdings	$150	$(265)

Amounts due from/(to) affiliate companies do not accrue interest and do not have a specific due date for their settlement.

General & administrative expenses: On April 12, 2011, Navios Logistics entered into an administrative services agreement for a term of five years, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Logistics. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In April 2016, we extended the duration of the Administrative Services Agreement until December 31, 2021. Total general and administrative fees charged for the year ended December 31, 2018 amounted to $1,000 ($1,000 in 2017 and $1,000 in 2016).

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer — Shipping Division, each of whom has no controlling interest in those companies. Total charges were $34 for the year ended December 31, 2018 ($51 in 2017 and $29 in 2016) and amounts payable amounted to $4 as of December 31, 2018 and $16 as of December 31, 2017.

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

Employment Agreements

The Company has executed employment agreements with several of its key employees who are noncontrolling shareholders of the Company. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete. The employment agreements initially expired in December 31, 2009, but are being renewed automatically for successive one-year periods until either party gives 90 days written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $280 to $340 per year, annual bonuses and other incentives, provided certain performance targets are achieved. Under the agreements, the Company accrued compensation totaling $900 for the year ended December 31, 2018 ($900 in 2017; $900 in 2016).

NOTE 19: SHARE CAPITAL

Common shares and shareholders

On August 4, 2010, the Company amended its articles of incorporation increasing its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.

As of December 31, 2018 and 2017, the Company has issued 20,000 shares of common stock, with a par value of $1.00.

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

The Company’s ability to pay dividends is also restricted by the terms of the indenture governing its 2022 Senior Notes and the Term Loan B Facility. See also Note 10 for restrictions on distribution of dividends under the indenture governing the Senior Notes.

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

On November 3, 2017, Navios Logistics paid a dividend in the aggregate amount of $70,000, out of which $44,677 was paid to Navios Holdings.

NOTE 21: EARNINGS PER COMMON SHARE

Basic and diluted net earnings per share are computed using the weighted-average number of common shares outstanding. The computations of basic and diluted earnings per share for each of the years ended December 31, 2018, 2017 and 2016, are as follows:

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Net income attributable to Navios Logistics’ stockholders	$6,862	$3,105	$10,157

Weighted average number of shares, basic and diluted	20,000	20,000	20,000

Net earnings per share from continuing operations:
Basic and diluted	$0.34	$0.16	$0.51

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

At December 31, 2018, 2017 and 2016, the Company had no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net earnings per share.

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

The Cabotage Business segment

Navios Logistics owns and operates oceangoing vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of six oceangoing product tanker vessels, two self-propelled barges until they were sold in February 2017, a river and estuary tanker vessel and a bunker vessel. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

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

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the years ended December 31, 2018, 2017 and 2016:

	Port Terminal Business Segment for the Year Ended December 31, 2018	Cabotage Business Segment for the Year Ended December 31, 2018	Barge Business Segment for the Year Ended December 31, 2018	Total
Time charter, voyage and port terminal revenues	$66,812	$43,102	$65,212	$175,126
Sales of products	32,508	—	—	32,508
Time charter, voyage and port terminal expenses	(14,830)	(1,565)	(15,554)	(31,949)
Direct vessel expenses	—	(23,134)	(25,828)	(48,962)
Cost of products sold	(31,289)	—	—	(31,289)
Depreciation of vessels, port terminals and other fixed assets	(7,284)	(2,932)	(16,367)	(26,583)
Amortization of intangible assets	(950)	—	(1,774)	(2,724)
Amortization of deferred drydock and special survey costs	—	(4,576)	(2,628)	(7,204)
General and administrative expenses	(3,837)	(2,496)	(8,731)	(15,064)
Provision of losses on accounts receivable	—	—	(75)	(75)
Taxes other than income taxes	—	(3,298)	(3,758)	(7,056)
Interest expense and finance cost, net	(16,320)	(4,928)	(18,421)	(39,669)
Interest income	64	—	453	517
Gain on sale of assets	28	—	—	28
Foreign exchange differences. net	(377)	(583)	(395)	(1,355)
Other income/(expense), net	9,240	704	(707)	9,237

Income/(loss) before income taxes	33,765	294	(28,573)	5,486
Income tax benefit	—	(910)	2,286	1,376

Net income/(loss)	$33,765	$(616)	$(26,287)	$6,862

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Port Terminal Business Segment for the Year Ended December 31, 2017	Cabotage Business Segment for the Year Ended December 31, 2017	Barge Business Segment for the Year Ended December 31, 2017	Total
Time charter, voyage and port terminal revenues	$53,526	$48,130	$78,388	$180,044
Sales of products	32,572	—	—	32,572
Time charter, voyage and port terminal expenses	(14,432)	(1,866)	(17,319)	(33,617)
Direct vessel expenses	—	(32,017)	(30,537)	(62,554)
Cost of products sold	(30,717)	—	—	(30,717)
Depreciation of vessels, port terminals and other fixed assets	(5,238)	(2,940)	(15,144)	(23,322)
Amortization of intangible assets	(729)	—	(2,814)	(3,543)
Amortization of deferred drydock and special survey costs	—	(5,148)	(2,780)	(7,928)
General and administrative expenses	(3,778)	(1,718)	(11,169)	(16,665)
Provision of losses on accounts receivable	—	—	(569)	(569)
Taxes other than income taxes	—	(4,463)	(4,555)	(9,018)
Interest expense and finance cost, net	(7,004)	(4,784)	(16,559)	(28,347)
Interest income	14	—	224	238
Gain on sale of assets	—	—	1,064	1,064
Foreign exchange differences. net	(406)	144	(464)	(726)
Other income, net	16	—	2,709	2,725

Income/(loss) before income taxes	23,824	(4,662)	(19,525)	(363)
Income tax benefit/(expense)	—	(1,199)	4,667	3,468

Net income/(loss)	$23,824	$(5,861)	$(14,858)	$3,105

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Port Terminal Business Segment for the Year Ended December 31, 2016	Cabotage Business Segment for the Year Ended December 31, 2016	Barge Business Segment for the Year Ended December 31, 2016	Unallocated interest	Total
Time charter, voyage and port terminal revenues	$36,268	$52,637	$101,313	$—	$190,218
Sales of products	30,118	—	—	—	30,118
Time charter, voyage and port terminal expenses	(12,340)	(2,098)	(17,701)	—	(32,139)
Direct vessel expenses	—	(33,596)	(35,534)	—	(69,130)
Cost of products sold	(27,450)	—	—	—	(27,450)
Depreciation of vessels, port terminals and other fixed assets	(3,533)	(2,667)	(16,905)	—	(23,105)
Amortization of intangible assets	(706)	—	(2,817)	—	(3,523)
Amortization of deferred drydock and special survey costs	—	(3,765)	(3,105)	—	(6,870)
General and administrative expenses	(2,646)	(1,193)	(10,455)	—	(14,294)
Provision of losses on accounts receivable	—	—	(1,304)	—	(1,304)
Taxes other than income taxes	—	(4,617)	(5,123)	—	(9,740)
Interest expense and finance cost, net	(1,381)	(4,894)	(16,973)	(992)	(24,240)
Interest income	54	—	761	—	815
Foreign exchange differences. net	(78)	1,184	616	—	1,722
Other income, net	(98)	—	159	—	61

Income/(loss) before income taxes	18,208	991	(7,068)	(992)	11,139
Income tax (expense)/benefit	—	(1,457)	475	—	(982)

Net income/(loss)	$18,208	$(466)	$(6,593)	$(992)	$10,157

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not practicable to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels amounted to $343,128 and $344,874 at December 31, 2018 and 2017, respectively.

All of the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment amounted to $213,585 and $219,013 as of December 31, 2018 and 2017, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $15,970 and $17,745 as of December 31, 2018 and 2017, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $41,314 and $42,263 as of December 31, 2018 and 2017, respectively.

Goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively.

NOTE 23: SUBSEQUENT EVENTS

On April 25, 2019, Navios Logistics entered into an agreement with Navios Holdings, pursuant to which we have provided Navios Holdings with a secured credit facility of up to $50,000 to be used for general corporate purposes, including the repurchase of 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). This credit facility is secured by (i) any 2022 Notes purchased by Navios Holdings with these funds and (ii) equity interests in five companies that have entered into certain bareboat contracts. Each such bareboat contract has a ten-year term for a newbuilding bulk carrier and an option to acquire the related vessel. The credit facility is available in multiple drawings, has an arrangement fee of $500, a fixed interest rate of 12.75% for the first year and a fixed interest rate of 14.75% for the second year, payable annually. The secured credit facility includes negative covenants substantially similar to the 2022 Notes and customary events of default. The credit facility matures in April 2021. As of April 25, 2019, $19,000 was drawn under this facility of which $18,726 was used to acquire the 2022 Notes from Navios Logistics. During March 2019 and as of April 15, 2019, Navios Logistics purchased $35,500 of the 2022 Notes from unaffiliated third parties in open market transactions for $17,642 plus accrued interest.