Form 20-F
period 2019-12-31
Navios South American Logistics Inc.
filed 2020-02-21
CIK 1506042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

There is no public market for the registrant’s common stock. There were 20,000 shares of the registrant’s common stock, par value $1.00 per share, issued and outstanding as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17                 ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

In this report, “Navios Logistics,” “Company,” “we,” “us” and “our” refer to Navios South American Logistics Inc. and its consolidated subsidiaries, as the context may require. We are incorporated as a Marshall Islands corporation. References to “Navios Holdings” are to Navios Maritime Holdings Inc., a Marshall Islands corporation. Navios Holdings is, along with its subsidiaries, our controlling stockholder. References to “Navios Shipmanagement” are to Navios Shipmanagement Inc., a Marshall Islands corporation.

FORWARD-LOOKING STATEMENTS

Certain statements under the captions “Item 3.D Risk Factors”, “Item 4 Information on the Company” and “Item 5 Operating and Financial Review and Prospects” and elsewhere in this report relating to our business and financial outlook (including our statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, and our beliefs and assumptions. Such statements include, in particular, statements about the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in vessel contract rates, changes in demand for the transportation or storage of grain and mineral commodities and petroleum products, our relationship with Navios Holdings and Navios Shipmanagement, the financial condition of Navios Holdings and its affiliates and Navios Shipmanagement and its affiliates, our ability to enter into innovative financing, changes in our operating expenses, including, drydocking and insurance costs, and costs related to changes in governmental rules and regulations or actions taken by regulatory authorities, political, economic and other issues specifically affecting South America and related government regulations, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of river or seaborne transportation due to accidents or political events, and other statements described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

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

•	our ability to leverage Navios Holdings’ and Navios Shipmanagement’s relationships and reputation within shipping industry to our advantage;

•	our anticipated general and administrative expenses;

•	fluctuations in currencies and interests rates;

•	general political, economic and business conditions in Argentina, Brazil, Uruguay, Paraguay and in other countries in which we operate;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	general domestic and international political conditions, including unrest, wars, acts of piracy and terrorism;

•	potential liability from pending or future litigation; and

•	other factors discussed in “Item 3. Key Information — D. Risk Factors” of this annual report.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated historical financial information as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018, and 2017, are derived from our audited consolidated financial statements which are included elsewhere in this report. The selected consolidated historical financial information as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and December 31, 2015 have been derived from our audited financial statements not included in this report. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this report.

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
	(Expressed in thousands of U.S. dollars, except per share data)
Statement of Income Data
Time charter, voyage and port terminals revenues	$218,887	$175,126	$180,044	$190,218	$211,701
Sales of products	9,384	32,508	32,572	30,118	39,347
Time charter, voyage and port terminal expenses	(43,090)	(31,949)	(33,617)	(32,139)	(33,564)
Direct vessel expenses	(48,725)	(48,962)	(62,554)	(69,130)	(74,746)
Cost of products sold	(9,077)	(31,289)	(30,717)	(27,450)	(36,811)
Depreciation of vessels, port terminals and other fixed assets	(26,662)	(26,583)	(23,322)	(23,105)	(24,146)
Amortization of intangible assets and liabilities	(2,773)	(2,724)	(3,543)	(3,523)	(3,823)
Amortization of deferred drydock and special survey costs	(5,166)	(7,204)	(7,928)	(6,870)	(7,280)
General and administrative expenses	(17,393)	(15,064)	(16,665)	(14,294)	(14,008)
(Provision for) / recovery of losses on accounts receivable	(341)	(75)	(569)	(1,304)	52
Taxes other than income taxes	(7,745)	(7,056)	(9,018)	(9,740)	(11,976)
Gain on sale of assets	—	28	1,064	—	—
Interest expense and finance cost	(40,531)	(39,669)	(28,347)	(24,240)	(27,082)
Interest income	4,579	517	238	815	569
Foreign exchange differences, net	(1,596)	(1,355)	(726)	1,722	219
Other income, net	3,621	9,237	2,725	61	235

Income/(loss) before income taxes	$33,372	$5,486	$(363)	$11,139	$18,687
Income tax (expense)/ benefit	(1,233)	1,376	3,468	(982)	3,551

Net income	$32,139	$6,862	$3,105	$10,157	$22,238

Net income attributable to Navios Logistics’ stockholders	$32,139	$6,862	$3,105	$10,157	$22,238

Earnings per share attributable to Navios Logistics’ stockholders, basic and diluted	$1.61	$0.34	$0.16	$0.51	$1.11

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
	(Expressed in thousands of U.S. dollars, except per share data)
Weighted average number of shares, basic and diluted	20,000	20,000	20,000	20,000	20,000

Balance Sheet Data (at year end)
Current assets, including cash and cash equivalents	$92,168	$127,108	$120,372	$118,602	$119,902
Total assets	890,158	863,303	868,015	855,180	785,619
Total long-term debt, net, including current portion	514,929	530,186	532,746	427,949	367,568
Total Navios Logistics’ stockholders’ equity	318,276	286,137	279,275	346,170	336,013

The following table sets forth the selected consolidated historical financial data for our business.

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(Expressed in thousands of U.S. dollars, except other operating data)
Other Financial Data
Net cash provided by operating activities	$62,344	$21,158	$36,971	$21,879	$44,985
Net cash used in investing activities	(75,504)	(19,646)	(46,321)	(91,173)	(27,039)
Net cash (used in)/ provided by financing activities	(17,707)	(4,928)	21,156	55,869	(8,370)
Book value per common share	15.91	14.31	13.96	17.31	16.80
EBITDA (1)	$103,925	$81,149	$62,539	$68,062	$80,449
Other Operating Data
Grain Port-tons of cargo moved	3,578,608	1,946,889	3,491,400	3,587,337	4,660,280
Iron ore Port-tons of cargo moved	1,281,514	1,057,518	551,000	—	—
Liquid Port-cubic meters of stored liquid cargos	397,033	317,352	251,467	212,992	207,299
Liquid Port-cubic meters of sales of products	16,002	43,711	53,082	49,379	56,178
Barge-cubic meters of liquid cargos	301,037	166,261	377,026	368,713	306,965
Barge-dry cargo tons	1,805,580	1,569,191	1,698,186	1,832,984	1,015,549
Cabotage-cubic meters of liquid cargos	1,542,360	1,254,033	1,308,502	1,513,584	1,836,506
Cabotage-available days	2,784	2,614	2,516	2,562	3,076
Cabotage-operating days	2,248	1,842	1,811	2,035	2,429
Revenues per Segment
Port Business	$102,103	$99,320	$86,098	$66,386	$81,729
Revenue-grain port	36,170	24,130	36,880	33,209	39,333
Revenue-iron ore port	52,517	38,943	13,805	—	—
Revenue-liquid port	4,032	3,739	2,841	3,059	3,049
Sales of products-liquid port	9,384	32,508	32,572	30,118	39,347
Barge Business	78,658	65,212	78,388	101,313	105,974
Cabotage Business	47,510	43,102	48,130	52,637	63,345

(1)

EBITDA represents net income/(loss) attributable to Navios Logistics’ stockholders before interest and finance costs, net, depreciation and amortization and income taxes. EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

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

EBITDA Reconciliation to Net Income Attributable to Navios Logistics’ Stockholders

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
	(Expressed in thousands of U.S. dollars)
Net income attributable to Navios Logistics’ stockholders	$32,139	$6,862	$3,105	$10,157	$22,238
Depreciation of vessels, port terminals and other fixed assets	26,662	26,583	23,322	23,105	24,146
Amortization of intangible assets and liabilities	2,773	2,724	3,543	3,523	3,823
Amortization of deferred drydock and special survey costs	5,166	7,204	7,928	6,870	7,280
Interest income	(4,579)	(517)	(238)	(815)	(569)
Interest expense and finance cost	40,531	39,669	28,347	24,240	27,082
Income tax expense/ (benefit)	1,233	(1,376)	(3,468)	982	(3,551)

EBITDA	$103,925	$81,149	$62,539	$68,062	$80,449

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider all of the information included in this report and the risks described below when evaluating our business and prospects. If any of the following risks actually occurs, our business, results of operations, financial condition or cash flows could be materially adversely affected. In that case, you might lose all or part of your investment in our debt securities. In evaluating our business, you should also refer to the other information set forth in this report, including “Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included herein.

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

A significant portion of our grain port business is derived from handling and storage of soybeans and other agricultural products produced in a region of navigable waters in South America on the Parana, Paraguay and Uruguay Rivers and part of the River Plate (the “Hidrovia Region”), which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina covering the entire length of the Parana River south of the Itaipu Dam, the entire length of the Paraguay River south of Corumba, the Uruguay River and the River Plate west of Buenos Aires, mainly during the season between April and September. This seasonal effect could, in turn, increase the inflow and outflow of barges and vessels in our dry port and cause the space in our silos to be exceeded, which in turn would affect our timely operations or our ability to satisfy the increased demand. Inability to provide services in a timely manner may have a negative impact on our clients’ satisfaction and result in loss of existing contracts or inability to obtain new contracts.

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

In each of our businesses, we derive a significant part of our revenues from a small number of customers. We expect that a small number of customers will continue to generate a substantial portion of our revenues for the foreseeable future. For the year ended December 31, 2019, our largest customer, Vale International S.A. (“Vale”), accounted for 36.2% of our revenues, respectively, and our five largest customers accounted for approximately 64.2% of our revenues. For the year ended December 31, 2018, our three largest customers, Vale, Cammesa S.A. (“Cammesa”) and Axion Energy Paraguay S.A. (“Axion Energy”), accounted for 32.0%, 10.8% and 10.2% of our revenues, respectively, and our five largest customers accounted for approximately 65.4% of our revenues. For the year ended December 31, 2017, our three largest customers, Vale, YPF S.A. (“YPF”) and Axion Energy, accounted for 20.3%, 13.7% and 12.7% of our revenues, respectively, and our five largest customers accounted for approximately 61.9% of our revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges as well as port terminals. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of our significant customers, including our large take-or-pay customers or the change of the contractual terms of any one of our most significant take-or-pay contracts or any significant dispute with one of these customers could materially adversely affect our financial condition and our results of operations.

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

A prolonged drought, the possible effects of climate change, or other turn of events that is perceived by the market to have an impact on the region, the navigability of the Parana or Paraguay Rivers or our business in general may, in the short-term, result in a reduction in the market value of our ports, barges and pushboats that operate in the region. These barges and pushboats are designed to operate in wide and relatively calm rivers, of which there are only a few in the world. If it becomes difficult or impossible to operate profitably our barges and pushboats in the Hidrovia Region and we are forced to sell them to a third party located outside of the region, there is a limited market in which we would be able to sell these vessels, and accordingly we may be forced to sell them at a substantial loss.

We may be unable to obtain financing for our growth or to fund our future capital expenditures, which could materially adversely affect our results of operations and financial condition.

Our capital expenditures during 2017, 2018 and 2019 were $46.5 million, $19.6 million and $7.9 million, respectively, mainly used to acquire and/or pay installments for among others one newbuilding estuary tanker vessel, three pushboats, and to expand our port terminal operations through the construction of an iron ore port terminal facility and the development of a new upriver terminal. In order to follow our current strategy for growth, we will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures.

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

Our failure to receive required approvals for or timely complete construction and commence full operation or secure satisfactory commercial contracts of our planned Port Murtinho port terminal facility could negatively affect our business operations, and we may experience difficulty managing our growth as we expand our business.

We are currently developing a multipurpose upriver port terminal in Port Murtinho in the State of Mato Grosso do Sul, Brazil for exports of agricultural commodities and imports of fertilizers and fuel products. In 2018, we purchased approximately 3.5 hectares of undeveloped, river-front land located in Port Murtinho in which the new terminal is expected to be constructed. We have developed a master plan for the new terminal, and we have commenced the licensing process. We expect to begin construction in 2020.

While we have available land in Brazil where we plan to develop the new terminal, we need to receive required authorizations from several governmental authorities. If these authorities deny our request for authorization, or if existing authorizations are revoked, we will not be able to proceed with construction. If we fail to secure commercial agreements with prospective clients to our satisfaction, we may decide to delay or not proceed with this investment. Further, there can be no assurance that we will complete the expected development of the new terminal or complete construction of the new terminal as scheduled or without cost overrun. Even if construction is completed on a timely basis, there can be no assurance that full operation or the new terminal will commence as expected. In addition, we may not be able to attract a sufficient number of skilled workers to meet the needs of the new terminal. If we experience delays in construction or commencement of the full operations, increased costs or lack of skilled labor or other unforeseen events, our business, financial condition and results of operations could be materially adversely affected.

The planning, construction and development of our new terminal will also impose significant additional responsibilities on our management and staff, and may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued activity for the new terminal. Our initial operating and financial systems may not be adequate as we implement our development and construction plans, and our attempts to improve these systems may be ineffective. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our operations, we may be unable to effectively control and manage our larger operation. Although it is impossible to predict what errors might occur as the result of inadequate controls, it is generally harder to manage a larger operation than a smaller one and, accordingly, more likely that errors will occur as operations grow. Additional management infrastructure and systems will be required in connection with such growth to attempt to avoid such errors.

Rising crew costs, fuel prices and other cost increases may adversely affect our profits.

At December 31, 2019, we employed 401 land-based employees and 548 seafarers as crew on our vessels. Crew costs are a significant expense for us. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our time and spot contracts. Additionally, labor union activity in the Hidrovia Region may create pressure for us to pay higher crew salaries and wages. In addition, fuel is one of the largest operating expenses in our barge and cabotage businesses, when the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Currently, most of our long-term contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. We may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent our contracts do not pass-through changes in fuel prices to our clients, we will be forced to bear the cost of fuel price increases. We may hedge in the futures market all or part of our exposure to fuel price variations. We cannot assure you that we will be successful in hedging our exposure. In the event of a default by our contractual counterparties or other circumstance affecting their performance under a contract, we may be subject to exposure under, and may incur losses in connection with, our hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. We may not be able to pass onto our customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially adversely affect our results of operations.

Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially adversely affect our results of operations, financial condition and cash flows.

Global financial markets and economic conditions remain subject to significant vulnerabilities. Continuing turmoil and hostilities in Iran, Iraq, Afghanistan, Syria, Ukraine, other current conflicts, the refugee crisis in Europe and Middle East, continuing concerns relating to Brexit and concerns regarding the coronavirus in Asia and other parts of the world have led to increased volatility in global credit and equity markets. Several European countries including Greece, have been affected by increasing public debt burdens and weakening economic growth prospects. This has all materially affected the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in certain European countries, which may expose us to a loss of cash deposits or cash equivalents.

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

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to ours. With respect to exports, our competitors are Montevideo Port in Montevideo and Ontur and TGU in Nueva Palmira. The main competitor of our liquid port terminal in Paraguay is Petropar S.A., a Paraguayan state-owned entity (“Petropar”). Other competitors include Copetrol, TLP, Petróleo Brasileiro S.A. (“Petrobras”) and Trafigura Pte Ltd (“Trafigura”).

We face competition in our barge and cabotage businesses with transportation of oil and refined petroleum products from other independent ship owners and from vessel operators. The charter markets in which our vessels compete are highly competitive. Key competitors include the successor of Ultrapetrol Bahamas Ltd., Hidrovias do Brasil, Interbarge, P&O, Imperial Shipping and Fluviomar. In addition, some of our customers, including Archer Daniels Midland Company (“ADM”), Cargill International S.A. (“Cargill”), Louis Dreyfus Holding B.V. (“Louis Dreyfus”) and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. We also compete indirectly with other forms of land-based transportation such as truck and rail. These companies and other smaller entities are regular competitors of ours in our primary trading areas. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility.

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

We periodically employ some of our fleet on a spot basis. As of December 31, 2019, 80% of our cabotage fleet and 22% of our barge fleet on a dwt tons basis was employed under time charter or CoA contracts. The remaining percentage of our barge fleet and cabotage fleet were employed in the spot market. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in our target markets have not yet been clearly determined but we expect them to exhibit significant volatility as the South American markets mature. We cannot assure you that we will be successful in keeping our fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably, as spot rates may decline below the operating cost of vessels. A significant decrease in spot market rates or our inability to fully employ our fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially adversely affect our results of operations, and operating cash flow.

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

Navios Holdings and Peers Business Inc. (“Peers”) are our significant stockholders. Navios Holdings owns 63.8% of our outstanding common stock, and Angeliki Frangou, our Chairman, beneficially owns approximately 31.0% of the outstanding common stock of Navios Holdings. Peers, which is owned by Claudio Pablo Lopez, our Chief Executive Officer, Horacio Enrique Lopez, our Chief Operating Officer — Shipping Division, and Carlos Augusto Lopez, our Chief Commercial Officer — Shipping Division, owns 36.2% of our outstanding common stock. Navios Holdings and Peers, as the beneficial owners of our common stock have the power to control our actions and the outcome of matters on which our stockholders are entitled to vote. Navios Holdings, Ms. Frangou and the Lopez family may pursue interests different from the interest of our debt holders in determining these matters.

In addition, we and our shareholders are party to a shareholders’ agreement. Pursuant to this shareholders’ agreement, when we became subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), the shares of our common stock held by Navios Holdings were to convert into shares of Class B Common Stock, with each share of Class B Common Stock entitling its holder to ten votes per share. Navios Holdings has currently waived such conversion provision. If and when the conversion occurs, it will permit Navios Holdings to control our business even if it does not hold a majority economic interest in our company. On November 19, 2019, Navios Holdings entered into a shareholder agreement with Peers granting certain protections to minority shareholders in certain events. See “Item 7. Major Shareholders and Related Party Transactions.”

We have meaningful relationships with Navios Holdings and Navios Shipmanagement, and we depend on them for certain services and benefit from their global networks to obtain competitive financing. If conflicts of interest arise or if our relationship with Navios Shipmanagement ends or is significantly altered, our business and results of operations could be materially adversely affected.

Navios Holdings developed considerable experience and a global network of relationships during its over 60-year history of investing and operating in the maritime industry, and Navios Shipmanagement, provides us with services, discussed more fully below. We believe our relationships with Navios Holdings and Navios Shipmanagement, including our ability to leverage their global network of relationships and relationships with commercial and other banks, will enable us to engage in innovative financing and to access debt and capital markets financing on favorable terms. We believe that we can use our relationship with Navios Shipmanagement and the established reputation of its business in order to obtain favorable long-term time contracts and attract new customers. If our relationships with either of Navios Holdings or Navios Shipmanagement end or are significantly altered, our business, results of operations and financial position could be materially adversely affected.

On August 29, 2019, we entered into an assignment agreement with Navios Corporation and Navios Shipmanagement, whereby the administrative services agreement originally entered into between us and Navios Holdings on April 12, 2011, first assigned to Navios Corporation on May 28, 2014 and subsequently amended on April 6, 2016 to extend the duration of the agreement until December 2021 (as amended, the “Administrative Services Agreement”), was assigned from Navios Corporation to Navios Shipmanagement. On August 30, 2019, Navios Holdings announced that it sold its ship management business, including Navios Shipmanagement, to N Shipmanagement Acquisition Corp., an entity affiliated with Angeliki Frangou. We cannot be certain that Navios Shipmanagement will not have conflicts of interest. While an effort has been made, and will continue to be made, to enter into transactions with affiliated persons and other related parties at rates and on terms as favorable as would be charged by others, and the indenture governing the notes offered hereby will prohibit us from entering into transactions with our affiliates on terms that are materially less favorable to us than those that would have been obtained in comparable transactions with unrelated parties, there will always be an inherent conflict of interest between our interests and those of our affiliates and related parties, including Ms. Frangou and Navios Shipmanagement.

Navios Shipmanagement will continue to provide us with certain administrative management services and will be reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Pursuant to the Administrative Services Agreement, Navios Shipmanagement will continue to provide certain services to us, including bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and integration of any acquired businesses. We rely on Navios Shipmanagement to perform obligations under the Administrative Services Agreement. If we undergo a change of control, Navios Shipmanagement may terminate the Administrative Services Agreement upon 120 days’ notice. If the Administrative Services Agreement is terminated or our relationship with Navios Shipmanagement ends or is significantly altered, we may not have access to these services or be able to capitalize on Navios Shipmanagement’s global network of relationships to source acquisitions, obtain competitive debt financing and engage in innovative financing and could incur operational difficulties or losses. In addition, we may not benefit from the same financial flexibility our association with which Navios Shipmanagement provides us and, as a result, may not be able to access debt financing on favorable terms, or at all. See the section entitled “Item 7. Major Shareholders and Related Party Transactions—B. Certain Relationships and Related Party Transactions—Administrative Services Agreement” in this Form 20-F.

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

Our corporate affairs are governed by our Amended and Restated Articles of Incorporation and bylaws and by the Republic of the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble the provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. The BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, and the BCA is interpreted and construed by Delaware laws and the laws of other states with substantially similar legislative provisions. Accordingly, investors may have more difficulty protecting their interests in the face of actions by management, directors or controlling stockholders than they would in the case of a corporation incorporated in the State of Delaware or other U.S. jurisdictions.

We, and certain of our officers and directors may be difficult to serve with process as we and our subsidiaries are incorporated in various jurisdictions outside the United States and certain of our officers and directors may reside outside of the United States.

We are incorporated under the laws of the Republic of the Marshall Islands, and our subsidiaries are organized under the laws of the Republic of the Marshall Islands, Panama, Uruguay, Argentina, Paraguay, Brazil and the British Virgin Islands, and all of our assets are located outside of the United States. Our business is operated primarily from our office in Uruguay, Argentina, Paraguay and Brazil. In addition, our directors and officers are all non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for investors to bring an action against us or against these individuals in the United States if such investors believe that their rights have been infringed under securities laws or otherwise. Although investors may bring an original action against us or our affiliates in the courts of the Marshall Islands, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us or our affiliates for a cause of action arising under Marshall Islands law, it may impracticable for investors to do so.

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

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions/authorities.

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

Iran

Prior to January 2016, the scope of sanctions imposed against Iran, the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the United States, the EU and Canada. In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”).

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

Following a 180-day wind-down period ending on November 4, 2018, the U.S. government re-imposed the following sanctions that were lifted pursuant to the JCPOA, including sanctions on associated services related to the activities below:

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

In two Executive Orders issued in 2019, U.S. secondary sanctions against Iran were expanded to include the Iron, Steel, Aluminum, and Copper Sectors of Iran. The new, additional sanctions, which are pursuant to an Executive Order issued on January 10, 2020, may be imposed against any individual owning, operating, trading with, or assisting sectors of the Iranian economy including construction, manufacturing, textiles, and mining. As a result, trade with Iran in almost all industry sectors is now off limits for U.S. as well as non-U.S. persons, except for trade in medicine/medical items and food and agricultural commodities.

The new sanctions imposed in 2020 also authorize the imposition of sanctions on a foreign financial institution upon a determination that the foreign financial institution has, on or after January 10, 2020, knowingly conducted or facilitated any significant financial transaction: i) for the sale, supply, or transfer to or from Iran of significant goods or services used in connection with a prohibited sector of the Iranian economy, or (ii) for or on behalf of any person whose property and interests in property are blocked.

U.S. Iran sanctions also prohibit U.S. as well as non-U.S. persons from engaging in significant transactions with any individual or entity that the U.S. government has designated as an Iran sanctions target.

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

With respect to Russia, the United States has also taken a number of steps toward implementing aspects of the Countering America’s Adversaries Through Sanctions Act (“CAATSA”), a major piece of sanctions legislation.

Under CAATSA, the United States may impose secondary sanctions relating to Russia’s energy export pipelines and investments in special Russian crude oil projects. CAATSA has a provision that requires the U.S. President to sanction persons who knowingly engage in significant transactions with parties affiliated with Russia’s defense and intelligence sectors.

Venezuela-Related Sanctions

The U.S. sanctions with respect to Venezuela prohibit various financial and other transactions and activities, dealings with designated Venezuelan government officials and entities, and curtail the provision of financing to Petroleos de Venezuela, S.A. (“PdVSA”) and other government entities, and they also prohibit U.S. persons from purchasing oil rom PdVSA. Additionally, U.S. (blocking) sanctions may be imposed on any (non-U.S.) person that has materially assisted, sponsored, or provided financial, material, or technological support for, or goods or services to or in support of, or any blocked entity such as PdVSA.

EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 of 13 November 2017 concerning restrictive measures in view of the situation in Venezuela. This includes financial sanctions and restrictions on listed persons and an, arms embargo, and related prohibitions and restrictions including restrictions related to internal repression.

US Executive Orders

The following Executive Orders govern the U.S. sanctions with respect to Venezuela.

•	13884 - Blocking Property of the Government of Venezuela – (August 5, 2019)

•	13857 - Taking Additional Steps to Address the National Emergency with Respect to Venezuela (January 25, 2019)

•	13850 - Blocking Property of Additional Persons Contributing to the Situation in Venezuela (November 1, 2018)

•	13835 - Prohibiting Certain Additional Transactions with Respect to Venezuela (May 21, 2018)

•

13827 - Taking Additional Steps to Address the Situation in Venezuela (March 19, 2018) – prohibits all transactions related to, provision of financing for, and other dealings in, by a United States person or within the United States, in any digital currency, digital coin, or digital token, (the Petro) that was issued by, for, or on behalf of the Government of Venezuela on or after January 9, 2018.

•

13808 - Imposing Additional Sanctions with Respect to the Situation in Venezuela (August 24, 2017) – This executive Order prohibits transactions involving, dealings in, and the provision of financing for (by (US persons) of:

•	New debt with a maturity of greater than 90 days of PdVSA;

•	New debt with a maturity of greater than 30 days or new equity of the Government of Venezuela, other than debt of PdVSA;

•	Bonds issued by the Government of Venezuela prior to August 25, 2017, the EO’s effective date;

•	Dividend payments or other distributions of profits to the Government of Venezuela from any entity directly or indirectly owned or controlled by the Government of Venezuela; or

•

Direct or indirect purchase by U.S. persons or persons within the U.S. of securities from the Government of Venezuela, other than securities qualifying as new debt with a maturity of less than or equal to 90 or 30 days as covered by the EO (Section 1).

•	13692-Blocking Property and Suspending Entry of Certain Persons Contributing to the Situation in Venezuela (March 8, 2015) – blocks designated Venezuelan government officials.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains comprehensive economic sanctions against Syria, Cuba, North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, the “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

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

Compliance

Considering the aforementioned U.S. prohibitions of as well as EU sanctions and the nature of our business, there is a sanctions risk for us due to the worldwide nature of the shipping and logistics business, which we seek to minimize by the implementation of our corporate Economic Sanctions Compliance Policy and Procedures and our compliance with all applicable sanctions and embargo laws and regulations. Although we intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in our contracts forbidding the use of our assets in trade that would violate economic sanctions, our counterparties may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation and be imputed to us. In addition, given our relationship with Navios Holdings, we cannot give any assurance that an adverse finding against Navios Holdings by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Holdings or ourselves will not have a material adverse impact on our business, reputation or the value of our securities.

We constantly monitor developments in the United States, the European Union and other jurisdictions that maintain economic sanctions against Iran, Russian entities, Venezuela, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes. If any of the risks described above materialize, it could have a material adverse impact on our business and results of operations.

To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow compliance procedures to avoid economic sanctions violations.

Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In the ordinary course of business, we rely on information technology networks and systems to process, transmit, and store electronic information, and to manage or support a variety of business processes and activities. Additionally, we collect and store certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of our business. Despite our cybersecurity measures designed to protect and secure our data, our information technology networks and infrastructure may be vulnerable to damage, disruptions, or shutdowns due to attack by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Any such events could result in legal claims or proceedings, liability or penalties under privacy or other laws, disruption in operations, and damage to our reputation, which could have a material adverse effect on our business, financial condition, cash flows and results of operations. As of December 31, 2019, the Company was not aware of any material cybersecurity incident.

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

Risks Relating to Argentina

Argentine government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls, wages and taxes, restrictions on production, imports and exports, have had and could continue to have a material adverse effect on us. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition or results of operations, the guarantees or the market price of the Notes.

The economic conditions of Argentina may affect the financial condition and results of operations of the Argentine subsidiaries.

The financial situation and the results of its operations of our Argentine subsidiaries depend to a large extent on political, macroeconomic and regulatory circumstances in Argentina. The Argentine economy has experienced significant volatility in recent years, including several periods of low or negative growth and high and variable levels of inflation and devaluation. If Argentina’s economic conditions tend to deteriorate, if inflation in Argentina accelerates further or if the measures the Argentine government has taken to attract or retain foreign investment and international financing are not effective, such events could adversely affect the country’s financial condition, economic growth and social stability and in turn could affect our business, the financial condition and results of operations of our local subsidiaries as well as the value of certain of our assets.

As a result, both the policies that could be adopted by the Argentine government and future economic, macroeconomic, regulatory, social and political circumstances in Argentina could have a material adverse effect on the business, financial condition or results of operations of our local subsidiaries.

The impact of the political developments in Argentina remains uncertain and could adversely affect the Argentine economy.

The government led by Alberto Fernández elected in October 27, 2019, took office on December 10, 2019. Since then, the Fernandez administration has announced and introduced significant economic and policy reforms.

On December 21, 2019, the Argentine Congress approved the “Social Solidarity and Productive Reactivation Law”, which entered into force on December 23, 2019. This law declared a public emergency in economic, financial, fiscal, administrative, pension, tariff, energy, health and social matters, and introduced several tax changes in Argentina, such as income tax, personal assets tax, taxation on the purchase of foreign currency and export duties on certain services.

On December 13, 2019, the Fernandez administration published Decree 34/2019, which states the public occupational emergency for a period of 180 days and establishes the right of the affected workers to receive a double legal compensation in case of dismissal without just cause. Additionally, Decree 14/2020 established a minimum and uniform salary increase for all employees of the private sector.

The Argentinean government is under negotiations with the IMF to restructure the current debts of the Argentina with the IMF. No assurances can be made on whether the debt will be restructured or not. Any failure to restructure the debt can lead to a default scenario which could adversely affect the result of our operations and financial condition.

The continuing inflation may have material adverse effects on the Argentine economy.

Argentina has faced and continues to face high inflationary pressures. Over the last few years, the Argentine government has implemented certain programs aimed at controlling inflation and monitoring the prices of many goods and services, including price agreements between the Argentine government and private sector companies. Inter-annual inflation recorded for the years 2018 and 2019 reached 47.6% and 53.8%, respectively. The increase in salaries and public expenditure under the new administration could have a direct influence on inflation.

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

The economic environment and factors in Argentina were determined to be highly inflationary as of December 31, 2019, nevertheless, the Company does not consider inflation to be a significant risk factor to the cost of doing business in the foreseeable future as the functional currency of the Company’s Argentinian subsidiary is the U.S. dollar. In addition, the day-to-day operations of the Company’s Argentinian subsidiary are dependent on the economic environment of the Company’s U.S. dollar currency.

The current and future foreign exchange policy of Argentina may affect the ability of our Argentine subsidiaries to make money remittances outside of Argentina.

In Argentina, since the amendment of the convertibility law in December 2001, the Argentine government has imposed several restrictions on the purchase of foreign currency in the exchange market and the transfer of funds outside of Argentina, substantially limiting the ability of companies to retain foreign currency or make payments abroad. Beginning in December 2015, the Argentine government gradually eased such restrictions, until their complete lifting in 2017. However, on September 1, 2019 the Argentine government reinstated exchange controls and restrictions on transfers abroad. These new controls and restrictions apply with respect to, among other things, access to the foreign exchange market for purchase of foreign currencies, payment of financial debts abroad, payment of dividends in foreign currency abroad, payment for imports of goods and services and the obligation to repatriate and settle in Argentine pesos the proceeds of exports of goods and services.

The foreign exchange control regulations in Argentina may restrict our local subsidiaries from accessing the Argentine foreign exchange market to acquire U.S. dollars and from transferring funds outside of Argentina.

As part of the foreign exchange restrictions, an Argentine financial institution may at its absolute discretion refuse to carry out a transfer of funds out of Argentina or may request a formal approval from the Argentine Central Bank before proceeding with the transfer of funds out of Argentina.

The Argentine government could maintain these exchange controls, impose new controls, strengthen transfer restrictions or impose other requirements that may impair the ability of our local subsidiaries to access the foreign exchange market, acquire US dollars, or transfer funds abroad of Argentina. Any or all of these actions could materially affect the ability of the local subsidiaries to transfer funds abroad, and therefore affecting our ability to service our debt and satisfy our obligations.

The Argentine government has made certain changes to its tax rules that affected our operations in Argentina in the past, and could further increase the fiscal burden on our operations in Argentina in the future.

If the Argentine government decides to alter the tax regime in Argentina, our results of operations and financial condition could be materially and adversely affected.

Fluctuations in the value of the peso could adversely affect the Argentine economy, and consequently our results of operations or financial condition.

The Peso has suffered significant devaluations against the U.S. dollar in the past and has continued to devalue against the U.S. dollar in recent months. The peso depreciated approximately 14.3% against the U.S. dollar in 2012, 32.6% in 2013, 31.1% in 2014, 52.5% in 2015, 19.5% in 2016, 17.5% in 2017, 100% in 2018, and 56% in 2019. The devaluation of the Argentine peso has had a negative impact on the ability of certain Argentine businesses to honor their foreign currency-denominated debt and has also led to very high inflation and significantly reduced real wages. If the Argentine peso is further significantly devalued, the Argentine economy and our business could be adversely affected. Significant variations in the comparative value of the Argentine peso to the U.S. dollar could adversely affect our business and results of operations.

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

During the past years the Argentine government took several actions to re-nationalize concessions and public services companies that were privatized in the 1990’s, such as YPF, Aguas Argentinas S.A. and Aerolíneas Argentinas S.A. Future expropriations, nationalizations or requisitions, as well as changes in taxation, laws, regulations or policies affecting foreign trade, investment, or others that may be adopted by the Fernandez administration could adversely affect our business, financial condition and results of operations.

Although the current administration has not implemented or advocated any nationalization or expropriation measures, similar measures, such as mandatory renegotiation or modification of existing contracts among others, that may be adopted by the Argentine government in the future could adversely affect our business, financial condition and results of operations.

Risks Relating to Uruguayan Free Zone Regulation

Certain of our subsidiaries in Uruguay are operating as direct free trade zone users under free zone user agreements with the Free Zones Division of the Uruguayan Department of Trade (“Free Zone User Agreements”) allowing them to operate in isolated public and private areas within national borders and to enjoy tax exemptions and other benefits, such as a generic exemption on present and future national taxes including the Corporate Income Tax, Value-Added Tax and Wealth Tax. Other benefits that our subsidiaries enjoy are simplified corporate law provisions, the ability to negotiate preferential public utility rates with government agencies and government guarantees of maintenance of such benefits and tax exemptions. Free trade zone users do not need to pay import and export tariffs to introduce goods from abroad to the free trade zone, to transfer or send such goods to other free trade zones in Uruguay or send them abroad. However, our subsidiaries may lose all the tax benefits granted to them if they breach or fail to comply with the Free Zone User Agreements or regulations governing free trade zones.

The following are some of the causes under which the Uruguay Department of Trade — Free Zones Division may terminate the Free Zone User Agreements prior to expiration: the non fulfilment of the obligations to improve the land, as per the terms of each Free Zone User Agreements; breaches of the terms of the Free Zone User Agreements or the Free Zone Act No. 15,921; violation of labor laws; failure to pay agreed fees to the Uruguayan authorities; failure to make required social security contributions; or the commission of illegal acts or acts expressly forbidden by the Free Zone User Agreements. Should Corporacion Navios Sociedad Anonima (“CNSA”) or Corporacion Navios Granos S.A. (“Granos”) lose their free zone user status, they will not be able to operate as free zone users and therefore to operate their terminal facilities.

The right of the Uruguay Department of Trade — Free Zones Division to early terminate the Free Zone User Agreements is subject to an explanation on the specific factual and legal reasons in which such decision is based. Generic decisions will not be admissible, just like not all breaches by the free zone users will entitle the Uruguayan Department of Trade — Free Zones Division to early terminate the Free Zone User Agreements. Such a decision must therefore be proportional to the noncompliance’s nature.

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

We engage in regional commerce with a variety of entities. Although our operations expose us to certain levels of foreign currency risk, our revenues are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaranies, Argentinean pesos and Brazilian reals; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2019, 2018 and 2017 approximately 53.4%, 48.6% and 60.3%, respectively, of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollars. As part of our overall risk management policy, we may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee we will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which we operate may occur, and if such fluctuations were to occur in one or a combination of the countries in which we operate, our results of operations or financial condition could be materially adversely affected.

Risks Relating to Our Indebtedness

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the 2022 Senior Notes, the Term Loan B Facility and our other obligations.

At December 31, 2019, we had $520.4 million in aggregate principal amount of debt, including the 2022 Senior Notes and the Term Loan B Facility, outstanding.

Our substantial debt could have important consequences to our business, lenders of the Term Loan B Facility and holders of the 2022 Senior Notes, including the following:

•

our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes and our ability to satisfy our obligations with respect to the 2022 Senior Notes or the Term Loan B Facility may be impaired in the future, or such financing may not be available on favorable terms;

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

•

we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates and that, as a result, may be better positioned to withstand economic downturns;

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

Despite our current indebtedness levels, we and our subsidiaries may be able to incur substantially more debt in the future, including secured debt. This could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The agreements governing the terms of our indebtedness permit us to incur substantial additional indebtedness in accordance with the terms of such agreements. At December 31, 2019, we had $520.4 million in aggregate principal amount of debt, including the 2022 Senior Notes and the Term Loan B Facility, outstanding. Any secured indebtedness permitted under the 2022 Senior Notes would be effectively senior to the 2022 Senior Notes to the extent of the value of the assets securing such indebtedness, as would all indebtedness of non-guarantor subsidiaries. We also may incur new indebtedness if we expand our business or purchase new vessels or for other purposes. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all our debt obligations, including the repayment of the 2022 Senior Notes or the Term Loan B Facility. In addition, the indenture governing the 2022 Senior Notes and the Term Loan B Facility do not prevent us from incurring obligations that do not constitute indebtedness as defined therein.

The agreements and instruments governing our debt contain restrictions and limitations that could significantly impact our ability to operate our business and adversely affect the holders of the 2022 Senior Notes.

The indenture governing the 2022 Senior Notes and the Term Loan B Facility imposes significant operating and financial restrictions on us, including those that limit our ability to engage in actions that may be in our long-term interests. These restrictions, among others, may limit our ability to:

•	incur guarantees or additional indebtedness;

•	create certain liens on our assets;

•	make investments;

•	engage in mergers and acquisitions and sell all or substantially all of our properties or assets;

•	pay dividends or redeem capital stock;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	engage in sale and leaseback transactions;

•	sell vessels or other assets;

•	change the flag, class or commercial and technical management of our vessels or terminate the management agreements we have relating to each vessel; and

•	transfer or sell any of our vessels.

Therefore, we may be restricted from engaging in some corporate and commercial actions that we believe would be in the best interest of our business, which may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. The interests of the holders of the notes may be different from our respective interests or the interests of our stockholders. Any future credit agreement or other indebtedness may include similar or more restrictive provisions.

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

Our ability to generate the significant amount of cash needed to service our debt obligations and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors, many of which may be beyond our control.

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

We will use cash to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital, capital expenditures, vessel acquisitions and other purposes. As a result of these obligations, our current liabilities may exceed our current assets. We may need to take on additional debt as we expand fleet or port terminals, which could increase our ratio of debt to equity. The need to service our debt may limit funds available for other purposes and our inability to service debt in the future could lead to acceleration of our debt and foreclosure on our owned vessels.

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

In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, or “Committee”, a committee convened by the United States Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition away from LIBOR would be significant for us because of our substantial indebtedness. If LIBOR ceases to exist, the method and rate used to calculate our interest rates and/or payments on our debt in the future may result in interest rates and/or payments that are higher than, or that do not otherwise correlate over time with, the interest rates and/or payments that would have been applicable to our obligations if LIBOR was available in its current form, which could have a material adverse effect on our financial position, results of operations and liquidity. While we continue to take steps to mitigate the impact of the phase-out or replacement of LIBOR, such efforts may not prove successful. In addition, the overall financial market may be disrupted as a result of the phase-out.

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

The indenture governing the 2022 Senior Notes permits us to incur a significant amount of secured indebtedness, including indebtedness to be used for acquisitions of vessels and businesses. At December 31, 2019, we had approximately $520.4 million of indebtedness outstanding, including $122.9 million of secured indebtedness. Accordingly, the 2022 Senior Notes will be effectively subordinated to all secured indebtedness. If an event of default occurs under any existing or future credit facility or under other future secured indebtedness, the senior secured lenders will have a prior right to our assets mortgaged in their favor, to the exclusion of the holders of the 2022 Senior Notes, even if we are in default under the 2022 Senior Notes. In that event, our assets and the assets of the subsidiary guarantors would first be used to repay in full all indebtedness and other obligations secured by them, resulting in all or a portion of our assets being unavailable to satisfy the claims of the holders of the 2022 Senior Notes and other unsecured indebtedness. Therefore, in the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, subject to any preferential treatment afforded to resident creditors of any particular jurisdiction, holders of 2022 Senior Notes will participate in our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as such 2022 Senior Notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor or other creditors who receive preferential treatment under applicable law. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the 2022 Senior Notes. As a result, holders of 2022 Senior Notes may receive less, ratably, than holders of secured indebtedness.

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

If we experience specified changes of control, we would be required to make an offer to repurchase all of the 2022 Senior Notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control could constitute a default under our existing or future indebtedness. The indebtedness under a credit facility would be immediately due and payable in an event of default including, due to change of control. As a result, following a change of control event, we would not be able to repurchase 2022 Senior Notes unless we first repay any of our other indebtedness that contains such provisions, or obtain a waiver from the holders of such indebtedness to permit us to repurchase the 2022 Senior Notes. We may be unable to repay all of that indebtedness or obtain a waiver of that type.

Any requirement to offer to repurchase outstanding 2022 Senior Notes may therefore require us to refinance our other outstanding debt, which we may not be able to do on commercially reasonable terms, if at all. In addition, our failure to purchase the 2022 Senior Notes after a change of control in accordance with the terms of the indenture would constitute an event of default under the indenture, which in turn may result in a default under our other indebtedness.

Our inability to repay certain indebtedness will also constitute an event of default under the indenture governing the 2022 Senior Notes, which could have materially adverse consequences to us and to the holders of the 2022 Senior Notes. In the event of a change of control, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under any such indebtedness and the 2022 Senior Notes. If we are unable to fulfill such debt obligations it could materially adversely affect our financial condition and results of operations.

The international nature of our operations may make the outcome of any insolvency or bankruptcy proceedings or other exercise od remedies outside of bankruptcy difficult to predict.

We are incorporated under the laws of the Republic of the Marshall Islands and our subsidiaries are incorporated under the laws of the Republic of the Marshall Islands, Panama, Uruguay, Argentina, Paraguay, Brazil and the British Virgin Islands, and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations or assets in the United States. If we become a debtor under the United States bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States or that a United States bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over us and our operations and assets would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

The 2022 Senior Notes and the Term Loan B Facility are guaranteed by guarantors organized under the laws of different countries. The holders’ rights under the guarantees are thus subject to the laws of these jurisdictions, and there can be no assurance that the holders will be able to effectively enforce their rights in multiple bankruptcy, insolvency or similar proceedings or outside of bankruptcy. Moreover, such multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of rights of holders.

In addition, the bankruptcy, insolvency, administrative, creditors right and other laws of the various jurisdictions of organization may be materially different from, or in conflict with or less favorable than, each other and those of the United States in certain areas, including creditors’ rights, priority of creditors, the ability to obtain post-petition interest, fees and expenses or adequate protection and the duration of the insolvency proceeding. The application of these various laws in multiple jurisdictions could trigger disputes over which jurisdiction’s law should apply and could adversely affect the ability of the holders of the 2022 Senior Notes and the lenders of the Term Loan B Facility to enforce their rights and to collect payment in full under the 2022 Senior Notes and the Term Loan B Facility and the guarantees.

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

Uruguay

Uruguayan courts are competent to consider bankruptcy cases where the debtor is domiciled in Uruguay, when the center of activity of the debtor is in Uruguay or when the debtor has or had an office, permanent establishment or exploitation in Uruguay.

If the guarantors, or any of the creditors of the guarantors, file a petition for bankruptcy in Uruguay, Uruguayan bankruptcy law will apply except for the impact of the bankruptcy declaration on the contracts that are validly governed by a foreign law.

Uruguayan and foreign creditors have the same treatment in case of bankruptcy, except in case of labor credits with general privilege which will receive preferential treatment over the assets of the debtor located in Uruguay.

Upon a court declaration of bankruptcy, all the debtor’s assets, either located within Uruguayan territory or abroad, will be placed under the control of a receiver to be appointed for the benefit of all creditors. In some cases, after a bankruptcy court declaration, the bankrupt party may continue to manage its assets with the supervision of a receiver. Otherwise, the receiver will run the business and manage the bankrupt party.

In addition to the above, certain transactions occurring prior to the declaration of bankruptcy may be found by the court to be null and void, such as:

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

In addition, upon the petition of the receiver (or in subsidy, by creditors representing 5% of the debtor’s total liabilities), the court may nullify transactions entered into up to two years prior to the entry into the bankruptcy if it is concluded that they were entered into with a malicious intent (fraud) to prevent creditors from satisfying their bona fide claims and the contracting party knew or should have known that the party facing the bankruptcy was insolvent or had suspended payments on its obligations. In case of transaction with parties related to the debtor, the knowledge of the insolvency of the debtor by the contracting party is assumed. Companies of the same group are considered by bankruptcy law as related parties. In case of transactions with parties related to the debtor, the knowledge of the insolvency of the debtor by the contracting party is assumed. Companies of the same group are considered by bankruptcy law as related parties.

Clawback actions become time barred two years after the declaration of bankruptcy but there are other fraudulent conveyance actions available to creditors that are not subject to such statute of limitations.

Argentina

Under Argentine law, in the event that a guarantor becomes subject to a reorganization proceeding or to bankruptcy, the relevant guarantee, if granted within a maximum of two years before the date of declaration of bankruptcy or the date of initiation of the reorganization proceeding (if it is an indirect bankruptcy), may be deemed to have been a fraudulent transfer and declared void, if the guarantor did not receive a fair consideration in exchange for the granting of such guarantee. The validity and enforceability of the guarantee granted by a guarantor that is an Argentine entity requires the guarantee to be granted in the best interest of the Argentine guarantor and that the Argentine guarantor is authorized by its by-laws to provide guarantees and receives fair and adequate consideration for the granting of the guarantee.

Argentine law establishes rankings of privileges and priorities among creditors in order to receive payment in a reorganization proceeding or bankruptcy subject to the nature and cause of their credits (claims for salaries, wages, social security contributions, taxes, among others, will take priority over any claims, both secured and unsecured).

In addition, under Argentine law, a guarantee is considered accessory to the principal obligation. Therefore, in case our underlying obligations under the 2022 Senior Notes or the indenture and the Term Loan B Facility are declared null, the guarantees would, under Argentine law, be deemed to be null as well.

If proceedings were brought in the courts of Argentina seeking to enforce the Argentine guarantor’s obligations under the 2022 Senior Notes and the Term Loan B Facility, the Argentine guarantor would not be required to discharge its obligations in the original currency of the Notes. Any judgment obtained against the Argentine guarantor in Argentine courts in respect of any payment obligations under the 2022 Senior Notes and the Term Loan B Facility could be discharged solely in Argentine pesos equivalent to the U.S. dollar amount of such payment at a certain exchange rate. There can be no assurance that such rates of exchange will afford our noteholders full compensation of the amount invested in the 2022 Senior Notes and the Term Loan B Facility plus accrued interest nor that the currency exchange regulations will permit the noteholders to convert any amount of Argentine pesos received into U.S. dollars (please refer to paragraph entitled “The current and future foreign exchange policy of Argentina may affect the ability of our Argentine subsidiaries to make money remittances outside of Argentina.”).

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

Brazil

Brazilian legal framework for economically distressed companies or individuals generally consists of the provisions set forth by the Brazilian Bankruptcy and Reorganization Federal Law (“BBRL”—Law No. 11101, dated February 9, 2005). The BBRL contains certain provisions that resemble bankruptcy under U.S. Chapters 11 and 7. It regulates two different situations: (i) reorganization, that may take place (a) in court (judicial reorganization) or (b) out of court (extrajudicial reorganization), both aiming at surpassing debtor’s financial distress; and (ii) bankruptcy, which is intended to liquidate the company and its assets and must be always administered by a court appointed administrator.

A bankruptcy request can be filed by the company, its shareholders or partners, or any of its creditors. BBRL lists the events upon which bankruptcy may be requested by a company’s creditors, including the following: (i) failure to provide payment of any liquid obligation when owed in a credit instrument in an amount higher than 40 minimum monthly wages; (ii) arbitrarily anticipate the liquidation of assets or making payment in a damaging or fraudulent way; (iii) fraudulent deal or sale of all or substantially all assets to a third party, creditor or otherwise, attempted or actually performed; and (iv) transfer of establishment to third parties, creditors or otherwise, without the consent of all other creditors and without keeping sufficient assets to fulfill its obligations. A bankruptcy order entails two important matters concerning credits: (i) acceleration of all company indebtedness, and (ii) conversion of foreign currency-denominated debts into national currency ones.

Any judgment obtained against us in Brazilian courts in respect of any payment obligations under the guarantees normally would be expressed in the Brazilian currency equivalent of the U.S. dollar amount of such sum at the exchange rate in effect (i) on the date of actual payment, (ii) on the date on which such judgment is rendered, or (iii) on the date on which collection or enforcement proceedings are started against us. Consequently, in the event of bankruptcy, all of our debt obligations that are denominated in foreign currency, including the guarantees, will be converted into Brazilian currency at the prevailing exchange rate on the date of declaration of our bankruptcy by the court. We cannot assure you that such rate of exchange will afford full compensation of the amount due on the notes. In bankruptcy proceedings, creditors would be paid in accordance with the priority rule set forth by the BBRL. Finally, payments under bankruptcy proceedings in Brazil usually occur two to 12 years after the filing of the proceeding, and the assets are generally not sufficient to pay off the creditors.

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

If enforcement is granted, the file will be sent to the competent lower court to carry out proceedings for enforcement and collection. Upon completion of the Exequatur proceeding as described above, it will be possible to enforce the judgment, without the need to appoint any agent for service of process.

Argentina

A final and conclusive foreign judgment would be recognized and enforced by the courts in Argentina without any retrial or re-examination of the merits of the original action provided that the requirements of Articles 517 through 519 of the Argentine National Code of Civil and Commercial Procedures (if enforcement is sought before federal courts) are met. These requirements include: (1) the judgment, which must be final in the jurisdiction where rendered, must have been issued by a court competent pursuant to Argentine principles regarding international jurisdiction and must have resulted from a personal action, or an in rem action with respect to personal property if such property was transferred to Argentine territory during or after the prosecution of the foreign action, (2) the defendant against whom enforcement of the judgment is sought must have been personally served with the summons and, in accordance with due process of law, must have been given an opportunity to defend against such foreign action, (3) the judgment must be valid in the jurisdiction where rendered and its authenticity must be established in accordance with the requirements of Argentine law, (4) the judgment must not violate the principles of public policy of Argentine law, and (5) the judgment must not be contrary to a prior or simultaneous judgment of an Argentine court. There might be other requirements set forth by laws that replace or complement the National Code of Civil and Commercial Procedures in the future. If the enforcement is sought before provincial courts, other requirements may apply through application of the corresponding provincial codes of procedures.

In addition, Article 2609 of the Argentine Civil and Commercial Code, sets forth the exclusive jurisdiction of Argentine courts on disputes related to (i) rights in rem over real estate located in Argentina, (ii) validity or nullity of registrations performed before an Argentine public registry, and (iii) registration and validity of intellectual property rights.

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

Certain requirements must be met for the recognition and enforceability of foreign judgments in Brazil. Subject to the following, a final and conclusive judgment for civil liabilities rendered by any court in the United States or elsewhere in respect of the 2022 Senior Notes and the Term Loan B Facility and the guarantees would be recognized in the courts of Brazil (to the extent that Brazilian courts have jurisdiction) and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment has been previously ratified by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça), such ratification being subject to:

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

•	the judgment being not subject to appeal (the decision is final; there is res judicata);

•	the judgment being legalized by the Brazilian consulate or apostilled by the relevant authority with jurisdiction over the location of the court which issued the judgment;

•	the judgment being translated into Portuguese by a certified translator; and

•	the judgment not being contrary to Brazilian public order, Brazilian sovereignty or Brazilian good practices.

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

Our being subject to certain fraudulent transfer and conveyance statutes may have adverse implications for the holders of the 2022 Senior Notes and the lenders under the Term Loan B Facility.

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

•

the issuance of the 2022 Senior Notes and the Term Loan B Facility or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business as engaged or anticipated; or

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay as they mature.

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

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor did not substantially benefit directly or indirectly from the transaction. In that regard, a debtor will generally not be considered to have received value if the proceeds of a debt offering were used to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor. In particular, if the guarantees were legally challenged, such guarantee could be subject to the claim that, since the guarantee was incurred for the Co-Issuers’ benefit, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than reasonably equivalent value or fair consideration.

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

In addition, any payment by us pursuant to the 2022 Senior Notes and the Term Loan B Facility or by a guarantor made at a time when we or such guarantor is subsequently found to be insolvent could be avoided and required to be returned to us or such guarantor or to a fund for the benefit of our or the guarantors’ creditors if such payment is made to an insider within a one-year period prior to a bankruptcy filing or within 90 days to any non-insider party and such payment would give the holders of the 2022 Senior Notes and the lenders of the Term Loan B Facility more than such holders of the 2022 Senior Notes and the lenders of the Term Loan B Facility would have received in a hypothetical liquidation under Chapter 7 of the U.S. Bankruptcy Code.

Finally, as a court of equity, a U.S. bankruptcy court may otherwise subordinate the claims in respect of our indebtedness to other claims against us under the principle of equitable subordination, if the court determines that: (i) the creditor or holder of 2022 Senior Notes engaged in some type of inequitable conduct; (ii) such inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the claimant; and (iii) equitable subordination is not inconsistent with the provisions of the U.S. Bankruptcy Code.

Marshall Islands

We and some of the guarantors as of the issue date are organized under the laws of the Republic of the Marshall Islands. While the Republic of the Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings, a Marshall Islands court could apply general U.S. principles of fraudulent conveyance, discussed above, in light of the provisions of the BCA, restricting the grant of guarantees without a corporate purpose. In such case, a Republic of the Marshall Islands court could void or subordinate the 2022 Senior Notes and the Term Loan B Facility or the guarantees, including for the reasons a U.S. court could void or subordinate a guarantee as described above.

Uruguay

A court in Uruguay could, under fraudulent conveyance law, and upon the request of a creditor of a subsidiary guarantor within one year from its knowledge of the transaction, rescind or revoke the guarantee of any subsidiary guarantor if it found that such guarantee was incurred with malicious intent (fraud) to prevent creditors from satisfying their bona fide claims and the contracting party knew or should have known that the subsidiary guarantor was insolvent. If a court were to revoke or rescind the guarantee of a subsidiary guarantor as a fraudulent conveyance, or hold it unenforceable for any other reason, holders of the notes would cease to have a claim against that subsidiary guarantor and would be creditors solely of Navios Logistics and any subsidiary guarantor whose guarantee was not voided or held unenforceable.

In addition, under Uruguayan law, a guarantee is considered accessory to the principal obligation. Therefore, in case our underlying obligations under the notes or the indenture are declared null, the guarantees would, under Uruguayan law, be deemed to be null as well.

Argentina

The validity and enforceability of the guarantee granted by the guarantor that is an Argentine entity always requires the guarantee to be in the best interest of the Argentine guarantor and that the Argentine guarantor is authorized by its by-laws to provide guarantees and receives fair and adequate consideration for the granting of the guarantees, in order to avoid any third party’s potential challenges.

A court could, under fraudulent conveyance law, declare null and void the following transactions if celebrated within a maximum of two years before the date of declaration of bankruptcy or the date of initiation of the reorganization proceeding (if it is an indirect bankruptcy):

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

Therefore, it may be possible that the guarantees may not be enforceable under Argentine law. In the event that a guarantor becomes subject to a reorganization proceeding or to bankruptcy, the relevant guarantee, if granted within a maximum of two years before the date of declaration of bankruptcy or the date of initiation of the reorganization proceeding (if it is an indirect bankruptcy), may be deemed to have been a fraudulent transfer and declared void, based upon the guarantor not having received a fair consideration in exchange for the granting of such guarantee. The validity and enforceability of the guarantee granted by the guarantor that is an Argentine entity requires the guarantee to be in the best interest of the Argentine guarantor and that the Argentine guarantor is authorized by its by-laws to provide guarantees and receives fair and adequate consideration for the granting of the guarantees.

In addition, under Argentine law, a guarantee is considered accessory to the principal obligation. Therefore, in case our underlying obligations under the 2022 Senior Notes and the Term Loan B Facility are declared null, the guarantees would, under Argentine law, be deemed to be null as well.

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

Under Paraguayan law, fraudulent conveyance of assets is covered by Art. 305 to 316 of the Civil Code by which an affected creditor may ask the Civil and Commercial Courts to annul the fraudulent conveyance, reverting the transferred assets to the debtor, which then become attachable by local or foreign creditors. In the event of bankruptcy of a Paraguayan subsidiary, Article 8 of Law 154/69 states that the declaration of bankruptcy in a foreign country cannot be opposed to creditors domiciled in Paraguay or over assets held by a debtor in the country, nor covered by agreements that have been executed with such debtor. If bankruptcy is declared by Paraguayan courts, creditors that are part of the bankruptcy process in a foreign country shall not be taken into consideration by the local courts; if local creditors have been fully paid, foreign creditors may be paid with the remaining assets. The bankruptcy declared in a United States court will not imply the bankruptcy of the subsidiary operating in Paraguayan jurisdiction under Paraguayan law. Under fraudulent conveyance law, a court may void the guarantee if it deems that it was incurred with the intention to hinder or defraud its creditors.

Brazil

A court could, under fraudulent conveyance law, or bankruptcy law, void or consider ineffective the guarantee of any subsidiary guarantor if it found that such guarantee was incurred with actual intent to hinder, delay or defraud creditors, and that the guarantor was any of the following:

•	already insolvent;

•	rendered insolvent by reason of its entering into such guarantee;

•	engaged in business or transactions for which the assets remaining constituted unreasonable small capital; or

•	small capital.

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

Item 4. Information on the Company

A. History and Development of the Company

We have a long history of operating in the Hidrovia Region of South America. We were established in January 2008 through the merger of CNSA, an entity founded by one of our predecessor companies in 1955 and Horamar Group (“Horamar”). CNSA owned and operated the largest bulk transfer and storage port terminal in Uruguay. Horamar, formed in 1992, was a privately held Argentina-based group specializing in the transportation and storage of liquid cargoes and the transportation of drybulk cargo in South America along Paraguay and Parana Rivers from Puerto Caceres (Brazil) to Nueva Palmira (Uruguay) (the “Hidrovia Waterway”) . The combination of CNSA and Horamar under the Navios Logistics umbrella created one of the largest logistics businesses in the Hidrovia Region of South America.

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

B. Business Overview

Our Company

Navios Logistics believes it is one of the largest logistics companies in the Hidrovia Region of South America, focusing on the Hidrovia Waterway, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. Navios Logistics’ controlling shareholder, Navios Holdings, provides significant business expertise and know-how to our operations.

Navios Logistics reports its operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. For further historical segment information, please see our audited consolidated financial statements included elsewhere in this report.

Navios Logistics has a long history of operating in the Hidrovia Region of South America. Navios Logistics has longstanding relationships with a diverse group of large customers and their affiliates such as ADM, Axion Energy, Bunge Limited, Cargill, Glencore plc, Louis Dreyfus, Petrobras, Petropar (the national oil company of Paraguay), Shell, Vale, Vitol S.A. (“Vitol”) and YPF. These long-term customer relationships arise from our reputation for reliability and high-quality service. In its grain port facilities in Uruguay, Navios Logistics has been serving three of its key customers, ADM, Cargill and Louis Dreyfus, for more than 21 years on average. In its liquid port facility, liquid barge transportation and cabotage business, Navios Logistics has long-term relationships with its global petroleum customers for more than 18 years on average (such as Axion Energy, Petrobras Group, YPF and Shell or their successors). In its dry barge business, Navios Logistics started its relationship with Vale in 2008 for iron ore transportation and has signed new contracts since then.

Navios Logistics serve its customers in the Hidrovia Region through its three port storage and transfer facilities, one for agricultural, forest-related exports, one for mineral related exports both located in Nueva Palmira Free Zone, Uruguay, and one for refined petroleum products in San Antonio, Paraguay. Navios Logistics complements its three port terminals with a diverse fleet of 332 barges and pushboats and eight vessels, including six oceangoing tankers, one bunker vessel and one river and estuary tanker vessel which operate in our cabotage business. Navios Logistics provides transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or LPG).

Since the business combination in January 2008, Navios Logistics has grown its vessel fleet from 123 to 340 vessels, including barges, pushboats and tankers, of which 340 are owned by Navios Logistics. The following is the current core fleet as of February 21, 2020.

Navios Logistics Fleet Summary (owned)

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat Fleet	27	95,920 BHP	Various Sizes and Horsepower
Dry Barges	268	474,050 DWT	Dry Cargo
Tank Barges	34	110,187 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG

Total	332

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
He Man H	2012	1,693	Double-hulled Bunker Vessel
Elena H	2018	4,999	Double-hulled Product Tanker

Total		87,916

Port Terminal Operations

Uruguay Dry Ports

We believe we own and operate the largest independent bulk transfer and storage port terminal complex in Uruguay based on throughputs. In 2018 and 2019, 3.0 million and 4.9 million tons of grain and mineral cargo, respectively, were moved through our dry port terminals. Our dry port terminal complex comprises of a grain terminal, and a new iron ore terminal that commenced operations in 2017.

We have free zone user agreements with the Republic of Uruguay dating back to the 1950s for the lands on which we operate. The agreements have been extended to 2046 and may be extended further until 2066 at our option. Additionally, since our terminals are located in the Nueva Palmira Free Zone, foreign commodities moving through the terminal are free of Uruguayan taxes.

We believe that countries in the region will continue to increase use of land for agriculture and implement technology for increasing yields on productive lands. As a result, we have experienced significant growth in the last ten years from 1.0 million tons of grain moved in 2000 to 3.6 million tons of grain moved in 2019. In 2018, 1.9 million tons of grain moved through our terminal as local production of soybean and our throughput was adversely affected by a drought in the region. We have also been expanding our grain silo capacity from 280,000 tons of grain cargo in 2009 to 460,000 tons of grain cargo as of December 31, 2019. We installed a grain drying and conditioning facility on 13.6 acres of land adjacent to our dry port terminal, which has been operational since May 2011. In addition, in October 2013 we completed the construction of an additional vessel-loading conveyor belt.

We have expanded our dry bulk terminal operations and we believe there is significant potential for further expansion. Following the completion of the development of the iron ore terminal that commenced operations in 2017, we have already developed 74 acres of land, and we have 144 acres available to be developed inside or near the Nueva Palmira Free Zone.

Grain Port Operation: The commodities most frequently handled include grain and grain products, including cereals, cotton pellets, soybeans and wheat. Our grain port terminal receives bulk cargoes from barges, trucks, and vessels, and either transfers them directly to dry bulk carriers or stores them in our modern silos for later shipment. The grain port terminal operates 24 hours per day, seven days per week, to provide barge and ship traffic with safe and fast turnarounds. Multiple operations may be conducted simultaneously at the grain port terminal, including cargoes from oceangoing vessels, barges, trucks and grain silos. The grain port terminal uses a fixed fee structure for customers.

Grain Port Infrastructure: The grain port terminal is unique in the region because of its sophisticated design, efficiency and multimodal operations. Our grain port terminal has specially designed storage, drying and conditioning facilities and two-belt conveying systems that provide significant flexibility in cargo movement aimed at avoiding delays to trucks, vessels and barge convoys. The grain port terminal currently offers 460,000 tons (soybean basis) of clean and secure grain silo capacity. With nine silos (some with internal separations) available for storage, our facility provides customers storage for their commodities separate from those of other customers and allows us to identify, segregate and trace an agricultural product’s shipments in order to isolate and preserve its unique characteristics and prevent commingling (“Identity Preservation”). The grain port terminal has the latest generation, high precision, independent weigh scales for loading activity.

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

Paraguay Liquid Port

We own and operate an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, located approximately 17 miles by river from the capital of Asuncion. We believe our port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity, with a current capacity of 45,660 cubic meters. The port facility serves international operators from Paraguay and Bolivia supplying products that support the growing regional demand for energy. Because Paraguay is not an oil producing country, its needs for both crude and refined petroleum products are served entirely by imports. The main sources of supply are from Argentina and, to a much lesser extent, Bolivia. The strategic location of the terminal at the center of the Paraguay-Parana waterway has comparative advantages for the provision of services to both southern and northern regions.

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

Barge Operations

Overview: We service the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through our fleet of 332 vessels in our barge business. We operate different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Hidrovia Waterway. We typically contract our vessels either on a time charter basis or on a CoA basis.

Fleet: We control 332 vessels in our barge business, including 27 pushboats, 268 dry barges, 34 tank barges and three LPG barges. Our dry barge fleet is nearly three times the size it was in January 2008.

Products Transported: We provide transportation for dry cargo (cereals, cotton pellets, soy bean, wheat, limestone (clinker), mineral iron and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas (LPG)). During 2019, we transported approximately 2.1 million cubic meters of liquids or tons of dry cargo, consisting of approximately 0.3 million cubic meters of liquids and 1.8 million tons of dry cargo (compared to 1.7 million in 2018, 2.1 million in 2017, and 2.2 million in 2016).

Cabotage Operations

Overview: Our cabotage operations serve oil majors and major trading companies in the region to transport petroleum products from the refineries to various coastal destinations. The Argentine cabotage market is restricted to established local operators with either Argentine flagged vessels or foreign flagged vessels with one-to-three year licenses for companies with sufficient Argentine tonnage. We have the competitive advantage of being able to operate in the Brazilian cabotage market through a Brazilian pushboat operator, Hidronave South American Logistics S.A. (“Hidronave S.A.”), since Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade. In the Uruguay cabotage market, in the first quarter of 2020, we commenced operations for transportation of petroleum products through a Uruguayan Double-hulled Product Tanker vessel owned and operated by our affiliate Ruswe International S.A. During 2019, our cabotage fleet transported approximately 1.5 million cubic meters of liquids (compared to 1.3 million cubic meters in 2018 and in 2017).

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

Fleet: The table below reflects our cabotage tanker fleet as of February 21, 2020:

Vessel	Type	Built	DWT	Employment Date	Charter-Out Duration	Expiration Date of License
Malva H	Product Tanker	2008	8,974	January 20, 2020	18 months	N/A
Estefania H	Product Tanker	2008	12,000	October 01, 2019	12 months	February 22, 2020
Makenita H	Product Tanker	2009	17,508	February 16, 2019	36 months	June 26, 2022
Sara H	Product Tanker	2009	9,000	January 10, 2020	24 months	June 30, 2022
Ferni H	Product Tanker	2010	16,871	August 29, 2018	24 months	August 3, 2022
San San H	Product Tanker	2010	16,871	February 01, 2020	12 months	May 31, 2023
Elena H	Product Tanker	2018	4,999	October 13, 2018	60 months	August 17, 2022
He Man H	Bunker Vessel	2012	1,693	April 1, 2019	24 months	October 6, 2020

Our foreign-flagged cabotage tanker vessels operate under licenses of one to three years’ duration issued by the Argentinean maritime authorities. Such licenses for our vessels expire at various times until May 2023. Upon expiration, the licenses are generally renewed for periods of one to three years. While renewal is pending, the vessels operate under provisional licenses of two to three months’ duration which are re-issued until the longer-term license is obtained. As of January 20, 2020, the product tanker Malva H operates in Uruguay.

Products Transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils). During 2019, our cabotage fleet transported approximately 1.5 million cubic meters of liquids (compared to 1.3 million cubic meters in 2018 and 1.3 million cubic meters in 2017).

Competitive Strengths

We believe that the following strengths allow us to maintain a competitive advantage within the markets we serve:

Leading Integrated Logistics Company in the Hidrovia Region Serving Diversified End Markets. We believe we own and operate the largest independent bulk transfer and storage port terminal complex in Uruguay based on throughputs and one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. We believe we also are one of the largest owners and operators of a diverse and versatile fleet of dry and wet barges, pushboats and oil tankers in the Hidrovia Region. Our port, barge and cabotage operations serve the needs of a diverse range of industries, including mineral and grain commodity providers as well as users of refined petroleum products. We have been able to combine our ports, barges, pushboats and tankers to offer an integrated logistics solution to our customers. We have customers that use both our dry port and dry barge services such as Vale, ADM and other customers that use our liquid port, liquid barge and cabotage services such as Axion Energy and Vitol.

Developing Leading Position Through Investment and Expansion in Our Port Terminals. Our dry port terminals have served the growing grain and iron ore exports of countries in the Hidrovia Region since 1955 and its location at Nueva Palmira serves our customers’ export needs by providing easy access to the Atlantic Ocean. Our liquid port terminal and storage facility in Paraguay, serves the needs of our customers in Paraguay, a country with no crude production and limited refining capacity, and in the Hidrovia Region. In addition to our three existing port terminals, we are currently developing a multipurpose upriver port terminal in Port Murtinho in the State of Mato Grosso do Sul, Brazil. The new terminal is expected to service the needs of our clients for exports of soybeans, grains, sugar and other agricultural commodities and imports of fertilizers and fuel products. In 2018, we purchased approximately 3.5 hectares of undeveloped, river-front land located in Port Murtinho in which the new terminal is expected to be constructed. We have developed a master plan for the new terminal, and we have commenced the licensing process. We expect to begin construction in 2020. We are still in early stages of development, and there can be no assurance that the new terminal will be constructed. See Item 3.D “Risk Factors—Risks Related to Our Industry and Business—Our failure to receive required approvals for or timely complete construction and commence full operation or secure satisfactory commercial contracts of our planned Port Murtinho port terminal facility could negatively affect our business operations, and we may experience difficulty managing our growth as we expand our business.”

We Benefit from Long-term Contracted Cash Flows Derived from a Services Contract with an Established Counterparty in Our Iron Ore Terminal. The Vale port contract serviced through our iron ore terminal is a take-or-pay services contract providing for contracted cash flows through July 2037 as a result of the four million tons per annum of minimum guaranteed cargo quantity (the “minimum guaranteed quantity”), at agreed prices adjusted annually based on a parametric formula, thereby limiting any market risk associated with a volatile iron ore price environment.

The Iron Ore Terminal Facility is a Purpose-built Terminal that Provides Advantages over Competitors. The iron ore terminal is a high-quality asset with what we believe are best-in-class components. The iron ore terminal was built for the purpose of handling iron ore and manganese ore to the specifications of the Vale port contract. The iron ore terminal has specially-designed storage facilities and conveying systems that provide significant flexibility in cargo movements in order to prevent delays to vessels and barge convoys.

Significant Upside Potential at Our Port Terminal Facilities. Our grain terminal is the largest independent grain terminal in the Hidrovia Region and the principal port for Uruguayan agricultural exports. The grain terminal offers Identity Preservation and has high customer contract renewal rates, with typical contract duration of one to six years, and significant potential for further utilization, with eight million tons per annum of available capacity. Our iron ore terminal is the largest independent mineral terminal in the Hidrovia Region and represents strategically important and unique infrastructure in the region. The iron ore terminal also has significant potential for further utilization, with ten million tons per annum of available capacity of which four million tons represent the minimum guaranteed quantity of the Vale port contract, two million tons are exercisable at Vale’s option, and four million tons are available for other customers.

The Iron Ore Terminal and Grain Terminal Benefit from a Long-term Concession in a Stable, Investment Grade-rated Country. The dry port terminals operate under a long-term concession granted by the Government of Uruguay. Our license to operate in the Nueva Palmira Free Zone expires in 2046, with an option to extend the concession until 2066 at our discretion. As enterprises operating in the Nueva Palmira Free Zone, the dry port terminals are exempt from all Uruguayan taxes, and subject only to limited operational restrictions. We believe that these benefits offer us an advantage over our competitors in the region, where such tax and operational conditions are difficult to replicate.

Large Scale and Modern Fleet Drive Efficient Operations. We believe we are one of the largest providers of storage and marine transportation services in the Hidrovia Region, which gives us economies of scale and increased negotiating power. We have the second largest barge fleet and the third largest cabotage fleet in the Hidrovia Region. As a fully integrated operator with in-house technical and commercial management of our fleet, we are able to control costs and increase savings across our vertically integrated business lines. We closely monitor operating expenses and continuously undertake cost-cutting initiatives such as the adoption of best practices and the utilization of process improvement teams. We also seek to optimize the use of pushboats. For example, we use some of our pushboats as part of convoys which are mixed to include both liquid and dry barges. Since most liquid products are transported upriver and most dry products are transported downriver in the region, the use of these mixed convoys allows us to use our pushboats efficiently and limit the incurrence of additional costs related to the repositioning of our barges along the Hidrovia Waterway.

Preferential Treatment in Certain Markets. Most countries provide preferential treatment, referred to as “cabotage privileges,” for vessels that are flagged in their jurisdiction or chartered in for operation by local ship operators. All of our oceangoing vessels enjoy cabotage privileges in Argentina. In addition, Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade. Our Brazilian subsidiary, gives us the competitive advantage of being able to operate in the Brazilian cabotage market, enabling us to obtain employment in preference to vessels without those cabotage privileges. Additionally, we have the ability to operate in the Uruguayan cabotage market through our local subsidiary that owns our Uruguayan flagged fleet. Furthermore, the countries of the Hidrovia Region have established a regional cabotage system in which we participate.

Long-Term Relationships with High Quality Customers. We have a long history of operating in the Hidrovia Region of South America. We have long-standing relationships with a diverse group of large customers, primarily comprised of major international agriculture and oil companies and their affiliates such as ADM, Cargill, Louis Dreyfus, Petropar, YPF, Trafigura, Glencore, Vale, and Vitol. These long-term customer relationships arise from our reputation for reliability and high-quality service. In our grain port terminal in Uruguay, we have been serving three of our key customers, ADM, Cargill and Louis Dreyfus, for more than 21 years on average. In our liquid port facility, liquid barge transportation and cabotage business, we have long-term relationships with our global petroleum customers for more than 18 years on average. In our barge business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts for storing and transshipping iron ore and other commodities since then.

Track Record of High Standards of Performance and Safety. Our technical ship management services are provided in accordance with the highest standard in the industry established by class societies, the IMO and the OCIMF and have been vetted by the oil majors. The quality of our fleet, as well as the expertise of our fleet managers, crews and engineering resources, helps us maintain safe, reliable and consistent performance. We maintain well documented and internationally certified safety and quality management systems, perform periodic audits and conduct training, each of which affects all areas of our activities, including operations, maintenance and crewing.

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

Capitalize on Attractive Fundamentals in Our Businesses. As one of the largest owners and operators of barges and product tankers in the Hidrovia Region, with some of the largest, most modern and strategically located port facilities, we believe we are well positioned to capitalize on the attractive fundamentals for storage and marine transportation services in the region. We believe that our ability to combine our port terminals in Uruguay and Paraguay with our versatile fleet of barges, pushboats and tankers to offer integrated, end-to-end logistics solutions for both our dry and liquid customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia Region has allowed us to differentiate our business and offer superior services compared to our competitors. There currently exists a shortage of adequate rail and highway infrastructure in South America to meet the growing demand for exports, and the Hidrovia Waterway and coastal trade represent some of the more cost-efficient methods of transportation in the region. The Hidrovia Waterway is one of the largest navigable river systems in the world, comparable in length to the Mississippi River system in the United States.

We plan to Use Our Position in the Hidrovia Region to Grow Our Businesses to Take Advantage of This Opportunity. We regularly review opportunities to invest in new port facilities and other infrastructure and increase the size and capacity of our barge and cabotage fleets. For example, we have expanded the storage and transshipment capacity of our grain terminal, developed our new iron ore terminal for minerals in Nueva Palmira to service the Vale port contract and plan to develop a new multipurpose upriver port terminal in Mato Grosso do Sul, Brazil. In the third quarter of 2019, we ordered the construction of six liquid barges for a total consideration of $15.8 million. The barges are expected to be delivered in the second half of 2020 and will be chartered-out on a five-year contract to one of our customers. In recent years, we added one bunker vessel and one river and estuary tanker to our cabotage fleet. We may also seek to add capacity by acquiring assets or companies currently operating in the Hidrovia Region, and may add businesses and services that we believe are complementary to those we currently offer. We may also enter into joint venture arrangements with third parties with respect to these businesses.

Continue to Optimize Our Chartering Strategy. We continually monitor developments in the logistics industry and make charter-related decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions in order to implement our overall business strategy. Some of our charters provide fixed pricing, minimum volume requirements and fuel price adjustment formulas. On other occasions, we enter into CoAs, which allow us flexibility in transporting a certain cargo to its destination. In our cabotage business, we typically operate under time charters with durations in excess of one year at inception. Furthermore, we intend to develop relationships with new customers as we grow our fleet capacity.

Generating Operating Efficiencies. We have identified opportunities and are implementing plans to further increase overall efficiency and profitability. For example, our iron ore terminal has state-of-the-art unloading equipment, including two cranes, a conveyer belt system and a traveling shiploader with a capacity of 3,900 tons per hour (enabling a turnaround of less than two days for baby capsize vessels), and can handle cargo without the need for trucks or payloaders. We also continue to focus on optimizing our barge and tug scheduling, maximizing loads and convoy size and minimizing empty return voyages. We further benefit from our relationships with Navios Holdings, a global seaborne shipping and logistics company with over 60 years of expertise in the industry, and Navios Shipmanagement, which provides us with commercial and technical management services. See “—Continue to capitalize on our relationships with Navios Holdings and Navios Shipmanagement”, below.

Continue to Capitalize on Long-Term Contracts. Our business has grown with support from our long-term contracts, and we believe we are well positioned to capitalize on continued opportunities to secure contracted cash flow. Our dry port terminals have provided our business with stability through longstanding contracts containing minimum volume guarantees and consistent contract renewals with high quality counterparties in diverse end markets. Our barge business consists of convoys typically chartered on one- to six-year time charter contracts or CoAs and our cabotage business consists of tankers chartered on one- to three-year time charter contracts.

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

Continue to Capitalize on Our Relationships with Navios Holdings and Navios Shipmanagement. Navios Holdings developed considerable experience and a global network of relationships during its over 60-year history of investing and operating in the maritime industry. In August 2019, Navios Holdings announced that it sold its ship management business, including Navios Shipmanagement, to N Shipmanagement Acquisition Corp., an entity affiliated with Angeliki Frangou. Navios Shipmanagement, provides us with certain bookkeeping, audit and accounting, legal and insurance, administrative and clerical, banking and financial, advisory, client and investor relations and business integration services previously provided by Navios Holdings. We believe our relationships with Navios Holdings and Navios Shipmanagement, including our ability to leverage their global network of relationships and relationships with commercial and other banks, will enable us to engage in innovative financing and to access debt and capital markets financing on favorable terms.

We also believe that we benefit from the Risk Management practices adopted by Navios Shipmanagement. Navios Shipmanagement closely monitors its counterparties’ credit exposure. Navios Shipmanagement has established policies designed for contracts to be entered into with counterparties that have appropriate credit history and we have access to Navios Shipmanagement’s policies and personnel for this purpose. We believe that we can use our relationship with Navios Shipmanagement and the established reputation of its business in order to obtain favorable long-term time contracts and attract new customers. If our relationships with either of Navios Holdings or Navios Shipmanagement end or are significantly altered, our business, results of operations and financial position could be materially adversely affected. See Item 3.D “Risk Factors — Risk Relating to Our Industry and Our Business. We have meaningful relationships with Navios Holdings and Navios Shipmanagement, and we depend on them for certain services and benefit from their global networks to obtain competitive financing. If conflicts of interest arise or if our relationship with Navios Shipmanagement ends or is significantly altered, our business and results of operations could be materially adversely affected.”

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

As of December 31, 2019, we employed 401 land-based employees: 23 employees in the Asuncion, Paraguay office, 46 employees at the port facility in San Antonio, Paraguay, 99 employees in the Buenos Aires, Argentina office, six employees in the Montevideo, Uruguay office, 216 employees at the dry port facilities in Uruguay, and 11 employees in the Corumba, Brazil office.

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

Corporate Information

Our legal and commercial name is Navios South American Logistics Inc. We have been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. Our office and principal place of business is located at Aguada Park Free Zone, Paraguay 2141, Of. 1603 Montevideo, Uruguay and our telephone number is +(30) (210) 459-5000. Our website is http://www.navios-logistics.com. The information on our website is not incorporated by reference into this report and should not be considered to be a part of this report. Trust Company of the Marshall Islands, Inc. serves as our agent for service of process, and our registered address, as well as address of its agent for service of process is Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960. We maintain offices in Montevideo — Uruguay, Buenos Aires — Argentina, Asuncion — Paraguay, and Corumba — Brazil. We own the Nueva Palmira dry ports and transfer facilities indirectly through our Uruguayan subsidiaries, CNSA and Granos, and the San Antonio port facility through our Paraguayan subsidiary, Petrolera San Antonio S.A. (“Petrosan”). All of our material subsidiaries are wholly owned.

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

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI was ratified in May 2004 and became effective in May 2005. Of the Hidrovia Region countries (Brazil, Bolivia, Paraguay, Argentina and Uruguay), as of January 31, 2013, only Brazil has adopted Article VI of MARPOL. Annex VI sets limits on sulphur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions.

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

The IMO has set a global sulfur content limit on fuel oil used on board vessels of 0.50% mass / mass from January 1, 2020. The implementation of this limit will significantly reduce the amount of sulfur oxide from ships, which will mean significant health and environmental benefits for the world, particularly for populations near ports and living coasts.

Ballast Water

The IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. With Finland’s accession to the Agreement on September 8, 2016, the 35% threshold was reached, and the BWM convention will enter into force on September 8, 2017. Out of the Hidrovia Region countries, as of March, 2017, Brazil is the only one that has adopted the BWM Convention. The entry of the BWM Convention and revised guidance may result in additional compliance costs.

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

Hidrovia Convention — RIOCON

The Hidrovia Region countries are beginning the discussion to standardize all requirements and regulations relating to pollution from vessels. The CIH (Comité Intergubernamental de la Hidrovia) is developing a new convention named RIOCON (an adapted version of MARPOL). Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

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

Oil Pollution Liability

Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention of Civil Liability for Oil Pollution Damage (the “CLC”) and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. This liability is subject to a financial limit calculated by reference to the tonnage of the ship. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. Of the countries in the Hidrovia Region, only Argentina and Uruguay have adopted the 1992 Protocol to the CLC. Brazil has ratified the CLC 69 but not the 1992 Protocol. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC. None of the Hidrovia Region countries are part of the 2003 Protocol that amends the International Convention on the Establishment of an International Fund for compensation for oil pollution damages 1992.

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

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’ request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. However, the IMO has been developing a work plan to limit or reduce greenhouse gas emissions from international shipping through the development of technical, operational and market-based measures. As part of this work plan, in July 2011 the IMO adopted mandatory measures to reduce greenhouse gas emissions from shipping. Specifically, regulations under Annex VI of MARPOL were amended to add a new Chapter 4 that mandates an Energy Efficiency Design Index for new ships and a Ship Energy Efficiency Management Plan for all ships. The regulations apply to all ships over 400 gross tonnage and came into effect on January 2, 2013. Of the Hidrovia Region countries, to date only Brazil has adopted Article VI of MARPOL. Any passage of climate control legislation or further implementation of regulatory initiatives by the IMO or individual countries where we operate that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

Our inland fleet is subject to regularly scheduled drydocking and special surveys which are carried out up to every eight years. Currently, our inland fleet is scheduled for intermediate surveys and special surveys as follows: Special Drydock every six years for pushboats and every eight years for barges and Afloat Intermediate Inspection in the middle of each six for pushboats and every two years for barges. All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. Most oceangoing vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. River units are only drydocked up to every six or eight years for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the vessel owner during the survey or within prescribed time limits.

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

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (“Enresur”) (entities wholly owned by the Company) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $0.8 million and $0.5 million, respectively.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol up to $12.0 million. This guarantee expires on March 1, 2020.

On August 16, 2018, there was a fire incident at the iron ore port terminal in Nueva Palmira, Uruguay for which the Company maintains property and loss of earnings insurance coverage for such types of events (subject to applicable deductibles and other customary limitations). As of September 12, 2019, the full amount has been collected in relation to this claim.

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

Navios Logistics was incorporated as a Marshall Islands corporation on December 17, 2007 and its subsidiaries are listed below: Subsidiaries included in the consolidation:

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of income
				2019	2018	2017
Corporacion Navios S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Energias Renovables del Sur S.A.	Uruguay	Land Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel- Operating Management Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.	Paraguay	Operating/Barge- Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Horamar do Brasil Navegação Ltda	Brazil	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat- Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Naviera Alto Parana S.A.	Paraguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Edolmix S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Cartisur S.A.	Uruguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
NP Trading S.A.	British Virgin Islands	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Delta Naval Trade S.A.	Panama	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Terra Norte Group S.A.	Paraguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Corporacion Navios Granos S.A. (1)	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	11/30-12/31	—
Docas Fluvial do Porto Murtinho S.A. (1)	Brazil	Land Owning Company	95%	1/1-12/31	11/12-12/31	—
Siriande S.A. (2)	Uruguay	Non-Operating Company	100%	9/16-12/31	—	—

(1)	These companies were acquired during the year ended December 31, 2018.
(2)	This company was acquired during the year ended December 31, 2019.

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

•

As a consequence of the above-mentioned restructuring process, on November 13, 2018, Granos entered into a user agreement with the Free Zone of Nueva Palmira, having been authorized to operate as a direct free zone user, therefore being allowed to install and operate a transfer station to handle and store goods, and to build and operate a plant to receive, prepare and dry grain and all types of liquid cargo on land in the Nueva Palmira Free Zone. By the means of the such agreement, Granos currently has the right of use of approximately 46 acres and pays a total fixed annual fee that amounts to $0.2 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. The agreement with the Free Zone expires on March 3, 2046, with a 20-year extension at our option, until 2066.

•

On August 4, 2011, Enresur entered into a direct user agreement with the Free Zone of Nueva Palmira and subsequently, due to the acquisition of Enresur by Navios Logistics, such agreement has been revised by an amendment entered into with the Free Zone in July 22, 2016. Therefore, Enresur obtained an authorization to operate as a free zone user, being allowed to build, install and operate a system of handling, storage and treatment of materials in general and raw materials. As a consequence of the agreement, Enresur currently has the right of use of 27 acres and 9556 square meters and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $0.25 per ton transshipped. The agreement expires on July 22, 2046, with a 20-year extension at our option, until 2066.

•

On December 29, 2008, Edolmix S.A. entered into a direct user agreement with the Free Zone of Nueva Palmira and, due to the acquisition of Edolmix by Navios Logistics in 2015, such agreement has been revised by an amendment entered into with the Free Zone in July 22, 2016. Therefore, Edolmix obtained an authorization to operate as a free zone user, being allowed to install and operate warehouses, silos, industrial facilities for the storage and handling of materials in general and raw materials, including raw manganese, minerals, grains and liquid cargo, containers and pallets; having being also authorized to install and operate a barge dock and a port terminal. As a consequence of the agreement, Edolmix currently has the right of use of 34.5 acres and 3,546 square meters and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. The agreement expires on July 22, 2046, with a 20-year extension at our option until 2066.

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

•

Compania Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito. As per new contract dated June 28, 2019, the lease agreement expires on June 30, 2021.

•

Compania Naviera Horamar S.A. leases approximately 1,370 square meters of office space at Av. Juana Manso 205, Buenos Aires, Argentina, pursuant to a lease agreement that expires in June 2021. As per addendum dated November 21, 2019, CNH has agreed to lease nine additional parking spaces and one storage until expiration date.

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

•

Our subsidiary Docas Fluvial de Porto Murtinho Ltda. (“Docas”) owns plots of land in Porto Murtinho, Brazil. This land is approximately 58,876 square meters and it is located on the shoreline of the Paraguay River. On September 10, 2019 Docas has acquired a new plot of land in Porto Murtinho of approximately 2.5 acres.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Logistics. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements, including the notes to those financial statements, for each of the fiscal years ended December 31, 2019, 2018 and 2017 which are included elsewhere in this annual report on Form 20-F.

This report contains forward-looking statements. These forward-looking statements are based on Navios Logistics’ current expectations and observations. See “Forward-Looking Statements” and “Item 3.D Risk Factors” in this report for the factors that, in Navios Logistics’ view, could cause actual results to differ materially from the forward-looking statements contained in this report.

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. We believe we are one of the largest logistics companies in the Hidrovia Waterway, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. We serve our customers in the Hidrovia Region through our three port storage and transfer facilities, one for agricultural and forest-related exports, one for mineral related exports both located in Nueva Palmira Free Zone, Uruguay, and one for refined petroleum products in San Antonio, Paraguay. We complement our three port terminals with a diverse fleet of 332 barges and pushboats and eight vessels, including six oceangoing tankers, one bunker vessel and one river and estuary product tanker, which operate in our cabotage business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or “LPG”).

For a discussion of our history and development, see “Item 4.A History and Development of the Company”.

Ports

We own three port storage and transfer facilities, one for agricultural and forest-related exports, one for mineral related exports and one for refined petroleum products. Our port facilities in Nueva Palmira, Uruguay, with a total storage capacity for grains of 460,000 metric tons, and a stockpile capacity of 700,000 tons for mineral ores, moved 4.9 million tons of dry cargo in 2019, as compared to 3.0 million tons of dry cargo in 2018. Our port facility in San Antonio, Paraguay, with a total storage capacity of 45,660 cubic meters, moved approximately 397,033 cubic meters of stored liquid cargos and had 16,002 cubic meters of sales of products concerning liquid fuels (primarily diesel and naphtha) in 2019 as compared to approximately 317,352 cubic meters of stored cargos and 43,711 cubic meters of sales of products in 2018.

Fleet

Our current core fleet consists of a total of 340 owned vessels, barges and pushboats.

See “Item 4.B Business Overview” for details on our current core fleet.

Recent Developments

On February 14, 2020, the Company agreed to a $25.0 million loan facility (the “New BBVA Facility”) with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”), which can be drawn if certain conditions are met. The New BBVA Facility can be used to repay the existing loan facility with BBVA, which as of December 31, 2019 had an outstanding amount of $14.3 million, and for general corporate purposes. The new loan will bear interest at a rate of LIBOR (180 days) plus 325 basis points, will be repayable in equal quarterly installments with final maturity in March 31, 2022 and will be secured by assignments of certain receivables.

Our board of directors declared a $27.5 million dividend, which was paid on February 21, 2020.

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

Weather Conditions

As we specialize in the transport and storage of liquid cargoes, as well as the transport of dry bulk cargoes along the Hidrovia Waterway, any changes adversely affecting the region, such as low water levels, could reduce or limit our ability to effectively transport cargo.

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

Seasonality

Certain of our businesses have seasonality aspects, and seasonality affects the results of our operations and revenues, particularly in the first and last quarters of each year. Generally, the high season for the barge business is the period between February and July as a result of the South American harvest and higher river levels. Any growth in production and transportation of commodities may offset part of this seasonality. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia Waterway could adversely affect our operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact our ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to dry port terminal operations in Uruguay, the high season is mainly from April to September, linked with the arrival of the first barges down the river and with the oceangoing vessels’ logistics operations. Our liquid port terminal operations in Paraguay and our cabotage business are not significantly affected by seasonality as the operations of the liquid port and cabotage business are primarily linked to refined petroleum products.

Statement of Income Breakdown by Segment

We report our operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminals operations and the liquid port terminal operations. For further historical segment information, please see our audited consolidated financial statements included elsewhere in this report.

Financial Highlights

For the year ended December 31, 2019 compared to the year ended December 31, 2018

The following table presents consolidated revenue and expense information for the years ended December 31, 2019 and 2018 and was derived from our audited consolidated financial statements.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2019	Year Ended December 31, 2018
Time charter, voyage and port terminal revenues	$218,887	$175,126
Sales of products	9,384	32,508
Time charter, voyage and port terminal expenses	(43,090)	(31,949)
Direct vessel expenses	(48,725)	(48,962)
Cost of products sold	(9,077)	(31,289)
Depreciation of vessels, port terminals and other fixed assets	(26,662)	(26,583)
Amortization of intangible assets	(2,773)	(2,724)
Amortization of deferred drydock and special survey costs	(5,166)	(7,204)
General and administrative expenses	(17,393)	(15,064)
Provision for losses on accounts receivable	(341)	(75)
Taxes other than income taxes	(7,745)	(7,056)
Interest expense and finance cost	(40,531)	(39,669)
Interest income	4,579	517
Gain on sale of assets	—	28
Foreign exchange differences, net	(1,596)	(1,355)
Other income, net	3,621	9,237

Income before income taxes	$33,372	$5,486
Income tax (expense)/ benefit	(1,233)	1,376

Net income	$32,139	$6,862

Time Charter, Voyage and Port Terminal Revenues: For the year ended December 31, 2019, revenue increased by $43.8 million or 25.0% to $218.9 million, as compared to $175.1 million for 2018. Revenue from the port terminal business increased by $25.9 million or 38.8% to $92.7 million for the year ended December 31, 2019, as compared to $66.8 million for the same period in 2018. This increase was mainly due to higher volumes transshipped in the grain port terminal as well as higher revenue in the iron ore port terminal compared to the year ended December 31, 2018 as iron ore port terminal operations were partially interrupted from a fire incident in 2018. Revenue from the barge business increased by a $13.5 million or 20.6% to $78.7 million for the year ended December 31, 2019, as compared to $65.2 million for the same period in 2018, mainly due to higher volumes of liquid and dry cargo transported. Revenue from the cabotage business increased by $4.4 million or 10.2% to $47.5 million for the year ended December 31, 2019, as compared to $43.1 million for the same period during 2018, mainly due to more operating days.

Sales of Products: For the year ended December 31, 2019, sales of products decreased by $23.1 million or 71.1% to $9.4 million, as compared to $32.5 million for the same period during 2018. This decrease was attributable to a decrease in the Paraguayan liquid port’s volumes of products sold.

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $11.2 million or 34.9% to $43.1 million for the year ended December 31, 2019, as compared to $31.9 million for the same period in 2018. The increase was mainly due to a $7.9 million or 50.2% increase in the barge business to $23.4 million for the year ended December 31, 2019, as compared to $15.5 million for the same period in 2018. This increase was mainly due to higher volumes of liquid and dry cargo transshipped. Port terminal expenses increased by $2.8 million or 19.0% to $17.6 million for the year ended December 31, 2019, as compared to $14.8 million for the same period in 2018, mainly due to higher volumes transshipped in the grain and iron ore port terminals. Time charter and voyage expenses of the cabotage business increased by $0.5 million or 32.7% to $2.1 million for the year ended December 31, 2019, as compared to $1.6 million for the same period of 2018, mainly due to more spot voyages performed.

Direct Vessel Expenses: Direct vessel expenses decreased by $0.3 million or 0.5% to $48.7 million for the year ended December 31, 2019, as compared to $49.0 million for the same period in 2018. Direct vessel expenses of the barge business decreased by $1.2 million or 4.2% to $24.7 million for the year ended December 31, 2019, as compared to $25.9 million for the same period in 2018, mainly attributable to decreased crew costs. Direct vessel expenses of the cabotage business increased by $0.9 million or 3.7% to $24.0 million for the year ended December 31, 2019, as compared to $23.1 million for the same period in 2018, mainly due to more operating days. Direct vessel expenses include crew costs, victualling costs, dockage expenses, lubricants, stores, insurance, maintenance and repairs.

Cost of Products Sold: For the year ended December 31, 2019, cost of products sold decreased by $22.2 million or 71.0% to $9.1 million, as compared to $31.3 million for the same period during 2018. This decrease was mainly attributable to a decrease in the Paraguayan liquid port’s volumes of products sold.

Depreciation of Vessels, Port Terminals and Other Fixed Assets: Depreciation of vessels, port terminals and other fixed assets, increased by $0.1 million or 0.3% to $26.7 million for the year ended December 31, 2019, as compared to $26.6 million for the same period of 2018. Depreciation in the cabotage business increased by $0.6 million or 19.0% to $3.5 million for the year ended December 31, 2019, as compared to $2.9 million for the same period in 2018, mainly due to the delivery of the river and estuary tanker. Depreciation in the port terminal business decreased by $0.1 million or 1.3% to $7.2 million for the year ended December 31, 2019, as compared to $7.3 million for the same period of 2018. Depreciation in the barge business decreased by $0.4 million or 2.3% to $16.0 million for the year ended December 31, 2019, as compared to $16.4 million for the same period in 2018.

Amortization of Intangibles Assets: Amortization of intangible assets increased by $0.1 million or 1.8% to $2.8 million for the year ended December 31, 2019, as compared to $2.7 million for the same period in 2018. Amortization of intangible assets in the barge business decreased by $0.1 million or 0.2% to $1.8 million for the year ended December 31, 2019, as compared to $1.7 million for the same period of 2018. Amortization of intangible assets in the port terminal business remained stable at $1.0 million for both the years ended December 31, 2019 and 2018.

Amortization of Deferred Drydock and Special Survey Costs: For the year ended December 31, 2019, amortization of deferred drydock and special survey costs decreased by $2.0 million or 28.3% to $5.2 million, as compared to $7.2 million for the same period in 2018.

General and Administrative Expenses: General and administrative expenses increased by $2.3 million or 15.5% to $17.4 million for the year ended December 31, 2019, as compared to $15.1 million for the same period during 2018. This increase was mainly attributable to an increase in payroll and related costs.

Provision for Losses on Accounts Receivable: Provision for losses on accounts receivable increased by $0.2 million to $0.3 million for the year ended December 31, 2019, as compared to $0.1 million for the same period during 2018.

Taxes Other Than Income Taxes: Taxes other than income taxes increased by $0.6 million or 9.8% to $7.7 million for the year ended December 31, 2019, as compared to $7.1 million for the same period during 2018. This decrease was mainly attributable to a $0.4 million increase in the barge business and a $0.2 million increase in the cabotage business.

Interest Expense and Finance Cost: Interest expense and finance cost increased by $0.8 million or 2.2% to $40.5 million for the year ended December 31, 2019, as compared to $39.7 million for the same period in 2018. The increase was attributable to the reduced amount of capitalized interest, following the delivery of the three new pushboats in the first quarter of 2018.

Interest Income: Interest income increased by $4.1 million to $4.6 million for the year ended December 31, 2019, as compared to $0.5 million for the same period in 2018. The increase was mainly due to higher interest income recorded from the Navios Holdings Loan Agreement (as defined below).

Foreign Exchange Differences, net: Loss from foreign exchange differences increased by $0.2 million or 17.8% to $1.6 million for the year ended December 31, 2019 as compared to $1.4 million for the same period in 2018. The variation is mainly attributable to the less favorable fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conducted our operations.

Other Income, Net: Other income, net decreased by $5.6 million or 60.8% to $3.6 million for the year ended December 31, 2019, as compared to $9.2 million for the same period in 2018. Other income, net in the port terminal business decreased by $7.7 million to $1.5 million for the year ended December 31, 2019, as compared to $9.2 million for the same period of 2018. This decrease was mainly due to an insurance claim related to the iron ore port terminal recorded during the year ended December 31, 2018. Other income, net in the cabotage business decreased by $0.6 million to $0.1 million for the year ended December 31, 2019 as compared to $0.7 million for the same period during 2018, mainly due to compensation by shipyard for late delivery of a newbuilding vessel recorded during the year ended December 31, 2018. Other income, net in the barge business increased by $2.7 million to $2.0 million for the year ended December 31, 2019 as compared to $0.7 million other expense, net for the same period during 2018, mainly due to the income recorded from an insurance claim.

Income Tax (Expense)/ Benefit: Income tax loss increased by $2.6 million to $1.2 million for the year ended December 31, 2019, as compared to $1.4 million income tax benefit for the same period in 2018. Income tax benefit from the barge business decreased by $1.6 million to $0.7 million for the year ended December 31, 2019, as compared to $2.3 million for the same period in 2018. The cabotage business had an increase in income tax loss of $1.0 million to $1.9 million for the year ended December 31, 2019, as compared to a $0.9 million in the same period in 2018.

For the year ended December 31, 2018 compared to the year ended December 31, 2017

The following table presents consolidated revenue and expense information for the years ended December 31, 2018 and 2017 and was derived from our audited consolidated financial statements.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2018	Year Ended December 31, 2017
Time charter, voyage and port terminal revenues	$175,126	$180,044
Sales of products	32,508	32,572
Time charter, voyage and port terminal expenses	(31,949)	(33,617)
Direct vessel expenses	(48,962)	(62,554)
Cost of products sold	(31,289)	(30,717)
Depreciation of vessels, port terminals and other fixed assets	(26,583)	(23,322)
Amortization of intangible assets	(2,724)	(3,543)
Amortization of deferred drydock and special survey costs	(7,204)	(7,928)
General and administrative expenses	(15,064)	(16,665)
Provision for losses on accounts receivable	(75)	(569)
Taxes other than income taxes	(7,056)	(9,018)
Interest expense and finance cost	(39,669)	(28,347)
Interest income	517	238
Gain on sale of assets	28	1,064
Foreign exchange differences, net	(1,355)	(726)
Other income, net	9,237	2,725

Income/ (Loss) before income taxes	$5,486	$(363)
Income tax benefit	1,376	3,468

Net income	$6,862	$3,105

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

Income Tax Benefit/(loss): Income tax benefit decreased by $2.1 million or 60.3% to $1.4 million for the year ended December 31, 2018, as compared to $3.5 million for the same period in 2017. Income tax benefit from barge business decreased by $2.4 million or 51.0% to $2.3 million for the year ended December 31, 2018, as compared to $4.7 million for the same period in 2017. This decrease was mainly attributable to a reduction of deferred tax liability due to the decrease in future Argentinean income tax rates from 2018 onwards, following the tax reforms voted by the Argentinean Parliament in December 31, 2017. The cabotage business had a decrease in income tax loss of $0.3 million or 24.1%, to $0.9 million for the year ended December 31, 2018, as compared to a $1.2 million in the same period in 2017.

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

Year Ended December 31, 2019

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Net income/(loss)	$47,095	$1,553	$(16,509)	$32,139
Depreciation of vessels, port terminals and other fixed assets	7,186	3,489	15,987	26,662
Amortization of intangible assets	995	—	1,778	2,773
Amortization of deferred drydock and special survey costs	—	3,033	2,133	5,166
Interest income	(1,934)	(441)	(2,204)	(4,579)
Interest expense and finance cost, net	17,296	5,158	18,077	40,531
Income tax expense/ (benefit)	—	1,905	(672)	1,233

EBITDA	$70,638	$14,697	$18,590	$103,925

Year Ended December 31, 2018

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Net income/(loss)	$33,765	$(616)	$(26,287)	$6,862
Depreciation of vessels, port terminals and other fixed assets	7,284	2,932	16,367	26,583
Amortization of intangible assets	950	—	1,774	2,724
Amortization of deferred drydock and special survey costs	—	4,576	2,628	7,204
Interest income	(64)	—	(453)	(517)
Interest expense and finance cost, net	16,320	4,928	18,421	39,669
Income tax expense/ (benefit)	—	910	(2,286)	(1,376)

EBITDA	$58,255	$12,730	$10,164	$81,149

Year Ended December 31, 2017

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Net income/(loss)	$23,824	$(5,861)	$(14,858)	$3,105
Depreciation of vessels, port terminals and other fixed assets	5,238	2,940	15,144	23,322
Amortization of intangible assets	729	—	2,814	3,543
Amortization of deferred drydock and special survey costs	—	5,148	2,780	7,928
Interest income	(14)	—	(224)	(238)
Interest expense and finance cost, net	7,004	4,784	16,559	28,347
Income tax expense/ (benefit)	—	1,199	(4,667)	(3,468)

EBITDA	$36,781	$8,210	$17,548	$62,539

EBITDA increased by $22.8 million to $103.9 million for the year ended December 31, 2019, as compared to $81.1 million for the same period of 2018. This increase was mainly due to (a) a $43.8 million increase in time charter, voyage and port terminal revenues, of which $25.9 million was attributable to the port terminal business, $13.5 million to the barge business and $4.4 million to the cabotage business, (b) a $22.2 million decrease in cost of products sold in the port terminal business, and (c) a $0.3 million decrease in direct vessels expenses, of which $1.2 million was attributable to the barge business, partially mitigated by $0.9 million increase in the cabotage business. This increase was partially offset by (a) a $23.1 million decrease in sales of products in the port terminal business, (b) a $11.2 million increase in time charter, voyage and port terminal expenses, of which $7.9 million was attributable to the barge business, $2.8 million to the port terminal business and $0.5 million to the cabotage business, (c) a $5.6 million decrease in other income, net of which $7.7 million was attributable to the port terminal business, $0.6 million to the cabotage business, partially mitigated by a $2.7 million increase in the barge business, (d) a $2.3 million increase in general and administrative expenses of which $1.9 million was attributable to the port terminal business and $0.4 million to the barge business, (e) a $0.6 million increase in taxes other than income taxes, of which $0.4 million was attributable to the barge business and a $0.2 million to the cabotage business, (f) a $0.2 million increase in provision for losses on accounts receivable of the port terminal business, and (g) a $0.2 million increase in foreign exchange differences loss, of which $0.3 million was attributable to the cabotage business, partially mitigated by $0.1 million decrease in the barge business.

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

The following table presents cash flow information for each of the years ended December 31, 2019, 2018 and 2017.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Net cash provided by operating activities	$62,344	$21,158	$36,971
Net cash used in investing activities	(75,504)	(19,646)	(46,321)
Net cash (used in)/provided financing activities	(17,707)	(4,928)	21,156

Net (decrease)/increase in cash and cash equivalents	(30,867)	(3,416)	11,806
Cash and cash equivalents, beginning of year	76,472	79,888	68,082

Cash and cash equivalents, end of year	$45,605	$76,472	$79,888

Cash provided by operating activities for the year ended December 31, 2019 as compared to the year ended December 31, 2018:

Net cash from operating activities increased by $41.1 million to $62.3 million cash provided by operating activities for the year ended December 31, 2019 as compared to $21.2 million cash provided by operating activities for the year ended December 31, 2018. In determining net cash from operating activities, net income is adjusted for the effect of certain non-cash items including depreciation and amortization and income taxes, which are analyzed in detail as follows:

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2019	Year Ended December 31, 2018
Net income	$32,139	$6,862
Depreciation of vessels, port terminals and other fixed assets	26,662	26,583
Amortization of intangible assets	2,773	2,724
Accretion of Notes payable-receivable/unwinding of discount	(122)	(12)
Amortization of deferred financing costs	2,552	2,362
Amortization of deferred drydock and special survey costs	5,166	7,204
Amortization of operating lease asset	412	—
Deferred interest income amortization	(171)	—
Mark-to-market debt security investment	(908)	—
Gain on debt security investment disposal	(176)	—
Provision for losses on accounts receivable	341	75
Gain on sale of assets	—	(28)
Income tax (expense)/ benefit	1,233	(1,376)

Net income adjusted for non-cash items	$69,901	$44,394

Accounts receivable, net increased by $1.9 million from $28.2 million at December 31, 2018, to $30.1 million at December 31, 2019.

Prepaid expenses and other current assets decreased by $12.0 million from $17.5 million at December 31, 2018 to $5.5 million at December 31, 2019. This decrease was attributable to (a) a $11.7 million decrease in insurance claims to be recovered, including $9.7 million due to the iron ore port interruption of services as a consequence of the fire incident, (b) a $0.5 million decrease in deferred insurance premiums, and (c) a $0.4 million decrease in prepaid VAT and other taxes, partially mitigated by (a) a $0.4 million increase in other prepaid expenses and (b) a $0.2 million increase in advances to providers.

Accounts payable decreased by $3.4 million from $17.1 million at December 31, 2018 to $13.7 million at December 31, 2019.

Deferred income increased by $0.2 million from $4.8 million at December 31, 2018 to $5.0 million at December 31, 2019. This decrease mainly relates to the cabotage business.

Inventories increased by $2.2 million from $4.6 million at December 31, 2018 to $6.8 million at December 31, 2019. This increase was mainly due to the increase in inventory of our liquid port in Paraguay.

Accrued expenses increased by $3.4 million from $17.0 million at December 31, 2018 to $20.4 million at December 31, 2019. This increase was attributable to (a) a $1.8 million increase in accrued salaries, and (b) a $1.8 million increase in taxes payable, partially mitigated by (a) a $0.1 million decrease in accrued interest, and (b) a $0.1 million decrease in accrued fees.

Cash used in investing activities for the year ended December 31, 2019 as compared to the year ended December 31, 2018:

Net cash used in investing activities increased by $55.9 million to $75.5 million for the year ended December 31, 2019, from $19.6 million for the same period in 2018.

Cash used in investing activities for year ended December 31, 2019 was mainly attributable to (a) $68.8 million in investment providing a secured credit facility to our parent, (b) $17.6 million in investment in debt securities of our parent, (c) $4.0 million in payments for the construction of the Company’s six new liquid barges, and (d) $4.0 million in payments for the purchase of fixed assets, partially mitigated by (a) $18.7 million proceeds from the disposal of debt securities of our parent and (b) $0.2 million in collections of the Note receivable (as described herein).

Cash used in investing activities for year ended December 31, 2018 was mainly attributable to (a) $12.4 million in payments for the construction of a river and estuary tanker, (b) $2.4 million in payments for the construction of the Company’s three new pushboats, (c) $1.9 million in payments for the purchase of other fixed assets , (d) $1.5 million in payments for the expansion of the Company’s dry port terminal, (e) $1.1 million in payments for the acquisition of land, and (f) $0.5 million in payments for the purchase of covers for dry barges, partially mitigated by $0.2 million in collections of the Note receivable (as described herein).

Cash used in financing activities for the year ended December 31, 2019 as compared to cash used in financing activities for the year ended December 31, 2018:

Net cash used in financing activities increased by $12.8 million to $17.7 million for the year ended December 31, 2019, as compared to $4.9 million of cash provided by financing activities for the same period of 2018.

Cash used in financing activities for the year ended December 31, 2019 was due (a) $13.4 million of payments made in connection with the Company’s outstanding indebtedness, and (b) $4.3 million in payments for the repayment of the Notes Payable (as defined below).

Cash used in financing activities for the year ended December 31, 2018 was due to (a) $7.6 million of payments made in connection with the Company’s outstanding indebtedness, and (b) $4.2 million in payments for the repayment of the Notes Payable (as defined below), partially mitigated by $6.9 million of proceeds from long term debt (net of deferred financing costs of $0.2 million).

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

Long-term Debt Obligations and Credit Arrangements

2022 Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $375.0 million in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

The Co-Issuers have the option to redeem the 2022 Senior Notes in whole or in part, at their option, at any time on or after May 1, 2019, at a fixed price of 101.813%, which price declines ratably until it reaches par in May 2020. Upon the occurrence of certain change of control events, the holders of the 2022 Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the 2022 Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

As of December 31, 2019 and December 31, 2018, deferred financing costs associated with the 2022 Senior Notes amounted to $3.3 million and $4.6 million, respectively. Interest expense associated with the senior notes amounted to $27.2 million, $27.2 million and $27.2 million for the years ended December 31, 2019, 2018 and 2017, respectively.

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

In addition, there are no significant restrictions on (i) the ability of issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a $100.0 million Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bears an interest rate of LIBOR plus 475 basis points and has a four-year term with 1.0% amortization per annum. The Term Loan B Facility is fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil, Naviera Alto Parana and Terra Norte, which are deemed to be immaterial, and Logistics Finance, which is the co-borrower of the Term Loan B Facility. The subsidiary guarantees are “full and unconditional,” except that the credit agreement governing the Term Loan B Facility provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances. The Term Loan B Facility is secured by first priority mortgages on four tanker vessels servicing Navios Logistics cabotage business (on August 28, 2019, one tanker vessel was added as collateral in substitution of two tanker vessels), as well as by assignments of the revenues arising from certain time charter contracts, and an iron ore port contract.

The Term Loan B Facility contains restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, including change of control.

As of December 31, 2019, a balance of $98.0 million was outstanding under the Term Loan B Facility.

As of December 31, 2019 and December 31, 2018, unamortized deferred financing costs associated with the Term Loan B Facility amounted to $2.1 million and $3.2 million, respectively. Interest expense associated with the Term Loan B Facility amounted to $7.2 million, $7.2 million and $1.0 million for the year ended December 31, 2019, 2018 and 2017, respectively.

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, the Company entered into an unsecured export financing line of credit for a total amount of $42.0 million, including all related fixed financing costs of $5.9 million, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). The Company incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, the Company shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of December 31, 2019, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $22.5 million.

Interest expense associated with the Notes Payable amounted to $1.6 million, $1.8 million and $1.0 million for the year ended December 31, 2019, December 2018 and December 31, 2017, respectively.

Other Indebtedness

On December 15, 2016, the Company entered into a $25.0 million facility with BBVA, for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in twenty quarterly installments, the first payment of which was due on June 19, 2017, and secured by assignments of certain receivables. As of December 31, 2019, the outstanding amount of the loan was $14.3 million.

On May 18, 2017, the Company entered into a $14.0 million term loan facility (the “Term Bank Loan”) in order to finance the acquisition of two product tankers. The Term Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7.0 million on the last repayment date. As of December 31, 2019, the outstanding amount of the Term Bank Loan was $10.5 million. As of December 31, 2019 and December 31, 2018, unamortized deferred financing costs associated with the Term Bank Loan amounted to $0.1 million and $0.1 million, respectively.

On August 17, 2018, the Company entered into a $6.8 million (€6.2 million) credit agreement in order to finance the 50% of the purchase price of a river and estuary tanker. The credit agreement bears interest at a fixed rate of 675 basis points and is repayable in 24 monthly installments with the final repayment in August 17, 2020. On August 26, 2019, the Company prepaid the total outstanding balance of the credit agreement for a river and estuary tanker, which was $3.5 million (€3.1 million).

In connection with the acquisition of Hidronave S.A. on October 29, 2009, the Company assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2019, the outstanding loan balance was $0.1 million. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments and the final repayment must occur prior to August 10, 2021.

In connection with the loan and other long-term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

The Company was in compliance with all the covenants as of December 31, 2019.

The annual weighted average interest rates of the Company’s total borrowings were 7.12%, 7.04% and 6.13% for the year ended December 31, 2019, 2018 and 2017, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter on all credit facilities outstanding as of December 31, 2019, based on the repayment schedule of the respective loan facilities (as described above).

Payment due by period	As of December 31, 2019 (Amounts in millions of U.S. dollars)
December 31, 2020	13.4
December 31, 2021	110.3
December 31, 2022	389.2
December 31, 2023	5.0
December 31, 2024	2.4
December 31, 2025 and thereafter	0.1

Total long-term borrowings	$520.4

Working Capital

On December 31, 2019, our current assets totaled $92.2 million, while current liabilities totaled $51.8 million, resulting in a positive working capital position of $40.4 million. Our cash forecast indicates that we will generate sufficient cash for at least the next 12 months from February 21, 2020 to make the required principal and interest payments on our indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Our Argentine subsidiaries could be prevented from transferring funds outside of Argentina. See “Item 3.D Risk Factors — Risks Relating to Argentina.”

Capital Expenditures

On November 21, 2019, Navios Logistics entered into a shipbuilding contract, for the construction of six liquid barges for a total consideration of $15.8 million. Pursuant to this contract, the Company has secured the availability of credit for up to 75% of the purchase price, and up to a five year repayment period starting from the delivery of each vessel. The barges are expected to be delivered starting from the third quarter of 2020 through the fourth quarter of 2020. As of December 31, 2019, Navios Logistics had paid $4.0 million for the construction of the six liquid barges.

On November 12, 2018, Navios Logistics acquired approximately 3.5 hectares of undeveloped land located in the Port Murtinho region, Brazil. Navios Logistics plans to develop this land for its port operations. As of December 31, 2019, Navios Logistics had paid $1.6 million for the land acquisition and capitalized expenses for the development of its port operations.

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

On November 3, 2017, Navios Logistics paid a dividend in the aggregate amount of $70.0 million.

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

Effects of Inflation:

The economic environment and factors in Argentina were determined to be highly inflationary as of December 31, 2019. Nevertheless, the Company does not consider inflation to be a significant risk factor to the cost of doing business in the foreseeable future as the functional currency of the Company’s Argentinian subsidiary is the U.S. dollar. In addition, the day-to-day operations of the Company’s Argentinian subsidiary are dependent on the economic environment of the Company’s U.S. dollar currency.

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

E. Off-Balance Sheet Arrangements

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Enresur. (entities wholly owned by the Company) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $0.8 million and $0.5 million, respectively.

The Company issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol up to $12.0 million. This guarantee expires on March 1, 2020.

F. Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as of December 31, 2019:

Contractual Obligations (Amounts in millions of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations (1)	$13.4	$499.5	$7.4	$0.1	$520.4
Acquisition of six liquid barges (2)	0.5	4.4	5.3	2.2	12.4
Land lease agreements (3)	0.6	1.1	1.1	23.0	25.8
Office rent obligations (3)	0.8	0.4	0.1	—	1.3

Total	$15.3	$505.4	$13.9	$25.3	$559.9

(1)

Represents principal payments on amounts drawn on our outstanding credit facilities, the 2022 Senior Notes, the Term loan B Facility, and the Notes Payable, which bear interest at fixed or floating rates. The amounts in the table exclude expected interest payments of $36.0 million (less than 1 year), $48.6 million (1-3 years), $0.3 million (3-5 years) and nil (more than 5 years). Expected interest payments are based on the terms of the outstanding debt obligations and currently effective interest rates, where applicable.

(2)

Represents principal payments of the future remaining obligation for the acquisition of six liquid barges, which bear interest at fixed rate. The amounts in the table exclude expected interest payments of $0.3 million (less than 1 year), $1.8 million (1-3 years), $0.9 million (3-5 years) and 0.1 million (more than 5 years). Expected interest payments are based on the terms of the shipbuilding contract for the construction of these barges.

(3)	We have several lease agreements with respect to our operating port terminals and various offices.

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

As of December 31, 2019, the fair value of the reporting units was in significant excess of their carrying values.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors and Senior Management

The following table sets forth information regarding our current directors and members of our senior management as of February 21, 2020:

Name	Age	Position
Angeliki Frangou	55	Chairman and Director
Claudio Pablo Lopez	61	Chief Executive Officer, Vice Chairman and Director
Carlos Augusto Lopez	59	Chief Commercial Officer-Shipping Division and Director
Horacio Enrique Lopez	63	Chief Operating Officer-Shipping Division and Director
Ruben Martinez	61	Chief Operating Officer-Port Division and Director
Ioannis Karyotis	44	Chief Financial Officer
George Achniotis	55	Executive Vice President-Business Development and Director
Vasiliki Papaefthymiou	51	Executive Vice President-Legal
Efstratios Desypris	47	Senior Vice President-Strategic Planning and Director
Anna Kalathakis	50	Secretary, Senior Vice President-Legal Risk Management

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

Ruben Martinez Baeza has been our Chief Operating Officer — Port Division and a member of our Board of Directors since January 2008. He has been the general manager of Corporacion Navios S.A. since 2005. He has been working with Navios Holdings since 1989 and Navios Logistics since inception, after graduating as mechanical industrial engineer from the University of the Republic at Montevideo, Uruguay. Beginning as a mechanical engineer at Navios Logistics’ port terminal at Nueva Palmira, Uruguay, he has been promoted to several positions within Navios Logistics. Having special training in maintenance and asset management, he has been involved in several port terminal development and investments projects during his career. Mr. Martinez is also a member of the national counsel of advisors of the BBVA Bank and a director of the permanent commission of the treaty of the River Plate Basin.

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

B. Compensation

Officers’ Compensation

The aggregate annual compensation paid to our executive officers was approximately $2.9 million for the year ended December 31, 2019.

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

As of December 31, 2019, we employed 401 land-based employees: 23 employees in the Asuncion, Paraguay office, 46 employees at the port facility in San Antonio, Paraguay, 99 employees in the Buenos Aires, Argentina office, six employees in the Montevideo, Uruguay office, 216 employees at the dry port facilities in Uruguay, and 11 employees in the Corumba, Brazil office.

Certain of our operations in Argentina, Uruguay and Brazil are unionized. We believe that we have good relations with our employees and seamen and since our inception we have had no history of work stoppages.

E. Share Ownership

None of our executive officers nor directors have direct ownership in our common stock. For information on the beneficial ownership of our common stock by an entity related to our Chairman, our Chief Executive Officer and Director, our Chief Commercial Officer (Shipping Division) and Director and our Chief Operating Officer (Shipping Division) and Director, see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth the beneficial ownership, as of February 21, 2019, of our common stock and by each person we know to beneficially own more than 5% of our common stock.

Percentage of beneficial ownership is based on 20,000 shares of common stock outstanding on February 21, 2020.

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
(1)

Navios Holdings, which beneficially owns shares of our common stock through its wholly owned subsidiary Navios Corporation, is a Marshall Islands corporation with shares of its common stock listed on the New York Stock Exchange, and is controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (its Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Shunji Sasada, Spyridon Magoulas, John Stratakis, George Malanga, and Efstathios Loizos. In addition, we have been informed by Navios Holdings that, based upon its knowledge, including documents publicly available filed with the SEC, it believes that the only beneficial owners of greater than 5% of the common stock of Navios Holdings are Angeliki Frangou, who owns 31.0% (who has previously filed an amended Schedule 13D indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and, as of March 31, 2019, she had purchased approximately $10.0 million of additional shares of common stock), and Renaissance Technologies LLC, which owns 6.18%. We have been informed by Navios Holdings that, other than Angeliki Frangou, no beneficial owner of greater than 5% of Navios Holdings’ common stock is an affiliate of Navios Holdings.

(2)

Sinimalec S.A. (“Sinimalec”) is a Uruguay corporation which beneficially owns shares of our common stock through its 100% ownership in Peers, a Panama corporation (the record holder of such shares). The families of Claudio Pablo Lopez, our Chief Executive Officer and Vice Chairman, Carlos Augusto Lopez, our Chief Commercial Officer-Shipping Division and Horacio Enrique Lopez, our chief Operating Officer-Shipping Division each beneficially own 33.3% of the voting stock of Sinimalec. There is no contract, arrangement, understanding, relationship or other agreement among or between any of the Lopez brothers regarding the voting power or investment power of their respective ownership interests in Sinimalec. Each of the Lopez brothers expressly disclaims any beneficial ownership in the shares of Sinimalec owned by either of the families of the other brothers.

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

On November 19, 2019, Navios Holdings entered into a shareholder agreement with Peers granting certain protections to minority shareholders in certain events.

Administrative Services Agreement

We entered into an Administrative Services Agreement for a term of five years beginning on April 12, 2011, with Navios Holdings, assigned to Navios Corporation on May 28, 2014, and subsequently assigned to Navios Shipmanagement Inc. (the “Manager”) on August 29, 2019, pursuant to which the Manager would provide certain administrative management services to us. In April 2016, we extended the duration of the Administrative Services Agreement until December 31, 2021.

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

Payments made or other consideration provided in connection with all continuing transactions between us and NSM will be on a basis arrived at by the parties as though they had been bargained for at an arm’s-length basis. Such determination is based on our understanding of the industry, comparable transactions by competitors and guidance from experienced consultants. Depending on the nature and scope of the services being provided, the parties may agree to a cash payment or other form of consideration.

Total general and administrative fees charged pursuant to the Administrative Services Agreement for the year ended December 31, 2019 amounted to $1.1 million ($1.0 million for the year ended December 31, 2018 and $1.0 million for the year ended December 31, 2017).

At December 31, 2019, 2018 and 2017, the amounts due from/ (to) affiliate companies were as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
	(in millions of U.S. dollars)
Navios Holdings	$72.3	$0.2	$(0.3)
Navios Shipmanagement Inc.	0.7	—	—

Total	$73.0	$0.2	$(0.3)

Such receivables and payables do not accrue interest and do not have a specific due date for their settlement.

The Navios Holdings Loan Agreement: On April 25, 2019, Navios Logistics agreed to lend Navios Holdings up to $50.0 million on a secured basis (the “Navios Holdings Loan Agreement”) to be used for general corporate purposes, including the repurchase of Navios Holdings’ 7.375% First Priority Ship Mortgage Notes due 2022 (the “Navios Holdings 2022 Notes”). The secured credit facility is secured by (i) Navios Holdings 2022 Notes purchased with secured credit facility funds and (ii) equity interests in five companies that have entered into certain bareboat contracts. The secured credit facility included an arrangement fee of $0.5 million and bears fixed interest of 12.75% for the first year and 14.75% for the second year. The secured credit facility also includes negative covenants substantially similar to the 2022 Notes and customary events of default. On December 2, 2019, Navios Logistics agreed to increase the secured credit facility by $20.0 million. Following this amendment, if certain conditions are met, (a) the interest rate on the secured credit facility would decrease to 10.0%, and (b) the maturity of the secured credit facility would be extended to December 2024. As of December 31, 2019, $69.3 million was drawn under the secured credit facility.

During the first and the second quarters of 2019, Navios Logistics purchased $35.5 million face value Navios Holdings 2022 Notes from unaffiliated third parties in open market transactions for a total of $17.6 million and subsequently sold these securities to Navios Holdings for $18.7 million.

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer — Shipping Division, neither of whom has a controlling interest in those companies. Total charges were less than $0.1 million for the year ended December 31, 2019 (less than $0.1 million in 2018 and $0.1 million in 2017) and amounts payable amounted to less than $0.1 million as of December 31, 2019 and December 31, 2018, respectively.

Employment Agreements

We have executed employment agreements with several of our key employees who are our noncontrolling shareholders. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete.

The employment agreements initially expired on December 31, 2009, but renew automatically for successive one-year periods until either party gives 90 days’ written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $0.28 million to $0.34 million per year, annual bonuses and other incentives provided certain EBITDA performance targets are achieved. Under the agreements, we accrued compensation totaling $2.9 million for the year ended December 31, 2019 ($0.9 million both in 2018 and in 2017).

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18.

B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum of articles of association

The following brief description of the Company’s Amended and Restated Articles of Incorporation (“Articles”) and Bylaws does not purport to be complete and is subject in all respects to the provisions of the Amended and Restated Articles of Incorporation and Bylaws filed as exhibits to this Form 20-F.

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

Unless otherwise required by the BCA, for business to be properly brought before the annual meeting, business must be either (i) specified in the notice of annual meeting (or any supplement or amendment thereto) given by or at the direction of the Board of Directors, (ii) brought before the annual meeting by or at the direction of the Board of Directors, or (iii) properly brought before the annual meeting by a shareholder. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the Company. To be timely, a shareholder’s notice must be delivered to or mailed and received at the Company’s principal executive offices not less than 90 nor more than 120 days prior to such meeting.

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

D. Exchange controls

Under the laws of the Marshall Islands, Uruguay, Panama, Brazil, Paraguay and the British Virgin Islands, the countries of incorporation of Navios Logistics and its subsidiaries, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

In the case of Argentina, however, it should be noted that local authorities have established certain foreign exchange restrictions that affect the export or import of capital. See “Item 3.D Risk Factors — Risks Relating to Argentina — The current and future foreign exchange policy of Argentina may affect the ability of our Argentine subsidiaries to make money remittances outside of Argentina.”

E. Taxation

OTHER TAX JURISDICTIONS

Marshall Islands and Panama do not impose a tax on shipping income. Under the laws of Marshall Islands and Panama, the countries of incorporation of the Company and certain of its subsidiaries and the vessels’ registration, respectively, the companies are subject to registration and tonnage taxes.

Certain of Navios Logistics’ subsidiaries are incorporated in countries which impose additional taxes, such as Argentina, Uruguay, Brazil and Paraguay. Income tax liabilities of the Argentinean subsidiaries for the current period is measured at the amount expected to be paid to the taxation authorities using a tax rate of 30.0% on the taxable net income. As a result of the tax reform voted by the Argentinean Parliament in December 2017, and the Law 27,541 voted in December 2019, the corporate income tax rate has decreased from 35% in 2017 to 30% for the period from 2018 to 2021, and will further decrease to 25% for the period from 2022 onwards. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, at the end of the fiscal year local companies in Argentina had to calculate an assets tax (Minimum Presumed Income Tax) by applying the effective tax rate of 1.0% over the gross value of the corporate assets (based on tax law criteria). Following the tax reform voted by the Argentinean Parliament in December 2017 and the subsequent resolution in-force since May 2018, this tax does not longer apply as of the fiscal year 2019. Relating to the Paraguayan subsidiaries there are two possible options to determine the income tax liability. Under the first option, income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, by applying the tax rate of 10.0% on the fiscal profit and loss. 50.0% of revenues derived from international freights are considered Paraguayan sourced (and therefore taxed) if carried between Paraguay and Argentina, Bolivia, Brazil or Uruguay. In any other case, only 30.0% of revenues derived from international freights are considered Paraguayan sourced. Companies whose operations are considered international freights can choose to pay income taxes on their revenues at an effective tax rate of 1.0% on such revenues, without considering any other kind of adjustments. Fiscal losses, if any, are neither deducted nor carried forward.

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

U.S. holders that use an accrual method of accounting for U.S. federal income tax purposes generally are required to include certain amounts in income no later than the time such amounts are reflected on certain applicable financial statements. The application of this rule may require the accrual of income earlier than would be the case under the general U.S. federal income tax rules described below. U.S. holders that use an accrual method of accounting for U.S. federal income tax purposes should consult with their tax advisors regarding the potential applicability of this rule to their particular situation.

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

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

We file reports and other information with the Securities and Exchange Commission (“SEC”). These materials, including this annual report on Form 20-F and the accompanying exhibits, may be inspected on the SEC’s website at http://www.sec.gov.

I. Subsidiary information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risks

We are exposed to certain risks related to interest rate, foreign currency, fuel price inflation and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.

Interest Rate Risk:

Debt instruments: As of December 31, 2019 and December 31, 2018, we had a total of $520.4 million and $538.2 million, respectively, in long-term indebtedness. The debt is dollar denominated.

Interest rates on the loan facility of Hidronave S.A. and the 2022 Senior Notes are fixed and, therefore, changes in interest rates affect their fair value which as of December 31, 2019 was $0.1 million and $368.3 million, respectively, but do not affect the related interest expense. The interest on the Term Loan B Facility, the Notes Payable, the BBVA loan and the Term Bank loan is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related interest expense. As of December 31, 2019, the Company’s floating rate loan facilities was $145.2 million. A change in the LIBOR rate of 100 basis points would increase interest expense for the year ended December 31, 2019 by $1.5 million.

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

Our subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reals and Paraguayan guaranies; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. For the year ended December 31, 2019 and for the year ended December 31, 2018, approximately 53.4% and 48.6%, respectively, of our expenses were incurred in currencies other than U.S dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of operations. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above by 1.00% would change our net income for the year ended December 31, 2019 by $0.6 million.

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

Item 14. Material Modifications to the Rights of Shareholders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2019. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2019.

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

Navios Logistics’ management assessed the effectiveness of Navios Logistics’ internal control over financial reporting as of December 31, 2019. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management believes that, as of December 31, 2019, Navios Logistics’ internal control over financial reporting is effective based on those criteria.

C. Attestation Report of the Registered Public Accounting Firm

Not applicable.

D. Changes in internal control over financial reporting

There have been no changes in internal controls over financial reporting that occurred during the year covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, Navios Logistics’ internal controls over financial reporting.

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

Audit Fees

Our principal accountants for fiscal years 2019 and 2018 were Price Waterhouse and Co S.R.L. The audit fees for the audit of each of the years ended December 31, 2019 and 2018 were $0.9 million and $0.8 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2019 and 2018.

Tax Fees

There were no tax fees billed in 2019 and 2018.

All Other Fees

There were no other fees billed in 2019 and 2018.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-37 and is filed as part of this report.

Item 19.	Exhibits

1.1	Amended Articles of Incorporation of Navios South American Logistics Inc.(1)

1.2	Bylaws of Navios South American Logistics Inc.(1)

2.1	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A.(1)

2.2	Shareholders’ Agreement, dated as of November 19, 2019, by and among bNavios South American Logistics Inc., Navios Maritime Holdings Inc. and Peers Business S.A.*

2.3	Amended and Restated Waiver to Shareholder’s Agreement.(2)

2.4	Indenture, dated April 22, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(3)

2.5	First Supplemental Indenture, dated as of November 3, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(4)

2.6	Second Supplemental Indenture, dated as of February 6, 2015, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(4)

2.7	Third Supplemental Indenture, dated as of September 26, 2016, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(5)

2.8	Fourth Supplemental Indenture, dated as of March 20, 2019, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(8)

4.1	Administrative Services Agreement, dated as of April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc.(1)

4.2	Senior Secured Term Loan Agreement, dated December 15, 2016, between Corporacion Navios S.A., as a borrower, and Banco Bilbao Vizcaya Argentaria Uruguay S.A., as lender.(6)

4.3	Credit Agreement, dated as of November 3, 2017, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., the Guarantors named therein, the several banks, financial institutions, institutional investors and other entities from time to time party thereto as lenders, and Morgan Stanley Senior Funding, Inc., as Administrative Agent. (7)

4.4	Unloading, Storing, Weighing and Loading Services Contract, by and between Corporacion Navios Sociedad Anonima and Vale International SA, dated September 27, 2013.(9)

4.5	Loan Agreement, dated April 25, 2019, between Navios Maritime Holdings Inc., as borrower, and Navios South American Logistics Inc., as lender.(10)

4.6	Assignment Agreement, dated August 29, 2019, among Navios Corporation, Navios South American Logistics Inc. and Navios Shipmanagement Inc.(10)

4.7	Supplemental Agreement, dated as of December 2, 2019, between Navios Maritime Holdings Inc., as borrow, and Navios South American Logistics Inc. as lender, in relation to the Loan Agreement, dated April 25, 2019.*

4.8	Form of Loan Facility Agreement, dated as of February 14, 2020, by and among Corporación Navios Granos S.A., as borrower, Navios South American Logistics Inc., as guarantor, and Banco Bilbao Vizcaya Argentaria Uruguay S.A., as lender.*

8	Subsidiaries of Navios South American Logistics Inc.*

11	Code of Ethics(2)

12.1	Section 302 Certifications of Principal Executive Officer.*

12.2	Section 302 Certification of Principal Financial Officer.*

13	Section 906 Certifications of Principal Executive and Principal Financial Officer.*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2019 and 2018; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2019, 2018 and 2017; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2019, 2018 and 2017; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2019, 2018 and 2017; and (v) the Notes to Consolidated Financial Statements as blocks of text.**

*	Filed herewith.

**	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Previously filed with Registration Statement on Form F-4 (Registration No. 333-179250), as filed with the Securities and Exchange Commission on January 31, 2012.

(2)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on April 5, 2012.

(3)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on April 23, 2014.

(4)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, as filed with the Securities and Exchange Commission on March 30, 2015.

(5)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on November 29, 2016.

(6)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, as filed with the Securities and Exchange Commission on March 30, 2017.

(7)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on November 6, 2017.

(8)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, as filed with the Securities and Exchange Commission on April 26, 2019.

(9)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on June 3, 2019.

(10)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on September 12, 2019.

SIGNATURES

Navios South American Logistics Inc. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

By:	NAVIOS SOUTH AMERICAN LOGISTICS INC.

/s/ Claudio Pablo Lopez
Name:	Claudio Pablo Lopez
Title:	Chief Executive Officer, Vice Chairman and Director

Date: February 21, 2020

Report of Independent Registered Public Accounting Firm

To Navios South American Logistics Inc.

To the Board of Directors and Shareholders of Navios South American Logistics Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Navios South American Logistics Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PRICE WATERHOUSE & Co. S.R.L.

By:	/s/ Carlos Martin Barbafina (Partner)
Carlos Martin Barbafina

Buenos Aires, Argentina
February 21, 2020.

We have served as the Company’s auditor since 2009.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	December 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	3	$45,605	$76,472
Accounts receivable, net	4	30,077	28,225
Due from affiliate companies	18	4,043	150
Note receivable, current portion	6	96	174
Prepaid expenses and other current assets	5	5,518	17,512
Inventories		6,829	4,575

Total current assets		92,168	127,108

Deposits for vessels, port terminals and other fixed assets	6	4,504	—
Vessels, port terminals and other fixed assets, net	6	535,166	559,587
Intangible assets other than goodwill, net	7	54,511	57,284
Goodwill		104,096	104,096
Deferred drydock and special survey costs, net		11,129	11,156
Operating lease asset	17	8,852	—
Intercompany receivable loan from parent (related party), net	18	68,966	—
Note receivable, net of current portion	6	375	428
Other long-term assets	8	10,391	3,644

Total noncurrent assets		797,990	736,195

Total assets		$890,158	$863,303

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	9	$13,743	$17,086
Accrued expenses	9	20,365	16,982
Deferred income		5,015	4,763
Operating lease liabilities, current portion	17	467	—
Notes payable—current portion	10	4,841	4,781
Current portion of long-term debt	10	7,374	9,797

Total current liabilities		51,805	53,409

Senior notes, net	10	371,677	370,424
Notes payable, net of current portion	10	17,628	22,094
Long-term debt, net of current portion	10	113,409	123,090
Income tax payable		109	205
Operating lease liabilities, net of current portion	17	8,397	—
Deferred tax liability	16	8,133	7,177
Other long-term liabilities		724	767

Total noncurrent liabilities		520,077	523,757

Total liabilities		571,882	577,166

Commitments and contingencies	15	—	—
STOCKHOLDERS’ EQUITY
Common stock—$1.00 par value: 50,000,000 authorized shares; 20,000 shares issued and outstanding in 2019 and 2018	19	20	20
Additional paid-in capital		233,441	233,441
Retained earnings		84,815	52,676

Total stockholders’ equity		318,276	286,137

Total liabilities and stockholders’ equity		$890,158	$863,303

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars — except share data)

	Notes	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Time charter, voyage and port terminal revenues		$218,887	$175,126	$180,044
Sales of products		9,384	32,508	32,572
Time charter, voyage and port terminal expenses	12	(43,090)	(31,949)	(33,617)
Direct vessel expenses	13	(48,725)	(48,962)	(62,554)
Cost of products sold		(9,077)	(31,289)	(30,717)
Depreciation of vessels, port terminals and other fixed assets	6	(26,662)	(26,583)	(23,322)
Amortization of intangible assets	7	(2,773)	(2,724)	(3,543)
Amortization of deferred drydock and special survey costs	2	(5,166)	(7,204)	(7,928)
General and administrative expenses	14	(17,393)	(15,064)	(16,665)
Provision for losses on accounts receivable	4	(341)	(75)	(569)
Taxes other than income taxes		(7,745)	(7,056)	(9,018)
Interest expense and finance cost		(40,531)	(39,669)	(28,347)
Interest income		4,579	517	238
Gain on sale of assets		—	28	1,064
Foreign exchange differences, net	2	(1,596)	(1,355)	(726)
Other income, net		3,621	9,237	2,725

Income/(loss) before income taxes		$33,372	$5,486	$(363)
Income tax (expense)/benefit	16	(1,233)	1,376	3,468

Net income		$32,139	$6,862	$3,105

Earnings per share, basic and diluted	21	$1.61	$0.34	$0.16

Weighted average number of shares, basic and diluted		20,000	20,000	20,000

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
OPERATING ACTIVITIES:
Net income		$32,139	$6,862	$3,105
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels, port terminals and other fixed assets	6	26,662	26,583	23,322
Amortization of deferred drydock and special survey costs	2	5,166	7,204	7,928
Income tax expense/(benefit)	16	1,233	(1,376)	(3,468)
Amortization of deferred financing costs	2	2,552	2,362	1,275
Amortization of intangible assets	7	2,773	2,724	3,543
Accretion of Notes payable-receivable / unwinding of discount		(122)	(12)	(25)
Gain on sale of assets		—	(28)	(1,064)
Amortization of operating lease asset		412	—	—
Deferred interest income amortization		(171)	—	—
Mark-to-market debt security investment		(908)	—	—
Gain on debt security investment disposal		(176)	—	—
Provision for losses on accounts receivable	4	341	75	569
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable		(2,193)	(2,574)	6,684
Decrease/(increase) in prepaid expenses and other current assets		13,193	(11,329)	3,609
(Increase)/decrease in inventories		(2,254)	3,682	(442)
(Increase)/decrease in other long term assets		(6,747)	(2,875)	1,166
Payments for drydock and special survey costs	2	(5,139)	(1,948)	(3,687)
Income tax payable (decrease)/increase		(96)	(261)	30
Decrease in operating lease liability		(400)	—	—
Decrease in accounts payable		(3,343)	(5,590)	(9,164)
(Decrease)/increase in due to/ due from affiliate companies, net		(3,893)	(415)	211
Increase/(decrease) in accrued expenses		3,106	(581)	2,156
Increase/(decrease) in deferred income		252	(977)	1,223
Decrease in other long term liabilities		(43)	(368)	—

Net cash provided by operating activities		$62,344	$21,158	$36,971

INVESTING ACTIVITIES:
Acquisition of vessels, port terminals and other fixed assets,	6	(3,439)	(7,307)	(9,932)
Deposits for vessels, port terminals and other fixed assets	6	(4,504)	(12,572)	(36,589)
Loan to parent Company, net of deferred interest income (related party)	18	(68,795)	—	—
Investments in debt securities (related party)	18	(17,642)	—	—
Disposal of debt securities (related party)	18	18,726	—	—
Proceeds from Notes Receivable		150	233	200

Net cash used in investing activities		$(75,504)	$(19,646)	$(46,321)

FINANCING ACTIVITIES:
Proceeds from Term Loan B Facility, net of deferred finance costs and discount		—	—	95,487
Proceeds from Notes Payable		—	—	709
Proceeds from long term debt, net of deferred finance costs	10	—	6,919	13,893
Repayment of long-term debt and payment of principal		(13,403)	(7,607)	(2,519)
Repayment of Notes Payable		(4,304)	(4,240)	(4,040)
Payments of obligations under capital leases	6	—	—	(12,374)
Dividends paid		—	—	(70,000)

Net cash (used in)/provided by financing activities		$(17,707)	$(4,928)	$21,156

Net (decrease)/increase in cash and cash equivalents		(30,867)	(3,416)	11,806

Cash and cash equivalents and restricted cash, beginning of year		76,472	79,888	68,082

Cash and cash equivalents and restricted cash, end of year		$45,605	$76,472	$79,888

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized interest		$38,009	$36,999	$25,863
Non-cash investing and financing activities:
Revaluation of vessels due to termination/restructuring of capital lease obligation		$—	$—	$5,243
Transfers from deposits for vessels, port terminals and other fixed assets		$—	$49,421	$137,357
Transfers to deposits for vessels, port terminals and other fixed assets		$—	$—	$—
Acquisition of vessels port terminals and other fixed assets, net		$—	$(512)	$(843)
Deposits for vessels, port terminals and other fixed assets		$—	$—	$(726)
Transfers to other long term-assets		$—	$(26)	$—

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Navios Logistics’ Stockholders’ Equity	Total Stockholders’ Equity
Balance December 31, 2016	20,000	$20	$303,441	$42,709	$346,170	$346,170
Net income	—	—	—	$3,105	$3,105	$3,105
Dividends	—	—	$(70,000)	—	$(70,000)	$(70,000)

Balance December 31, 2017	20,000	$20	$233,441	$45,814	$279,275	$279,275
Net income	—	—	—	$6,862	$6,862	$6,862

Balance December 31, 2018	20,000	$20	$233,441	$52,676	$286,137	$286,137
Net income	—	—	—	$32,139	$32,139	$32,139

Balance December 31, 2019	20,000	$20	$233,441	$84,815	$318,276	$318,276

The accompanying notes are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of December 31, 2019, Navios Maritime Holdings Inc. (“Navios Holdings”) owned 63.8% of Navios Logistics’ stock.

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

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of income
				2019	2018	2017
Corporacion Navios S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Energias Renovables del Sur S.A.	Uruguay	Land Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel- Operating Management Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.	Paraguay	Operating/Barge- Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat- Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Horamar do Brasil Navegação Ltda	Brazil	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Naviera Alto Parana S.A.	Paraguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Edolmix S.A.	Uruguay	Port- Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Cartisur S.A.	Uruguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
NP Trading S.A.	British Virgin Islands	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Delta Naval Trade S.A.	Panama	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Terra Norte Group S.A.	Paraguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Corporacion Navios Granos S.A. (1)	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	11/30-12/31	—
Docas Fluvial do Porto Murtinho S.A. (1)	Brazil	Land Owning Company	95%	1/1-12/31	11/12-12/31	—
Siriande S.A. (2)	Uruguay	Non-Operating Company	100%	9/16-12/31	—	—

(1) These companies were acquired during the year ended December 31, 2018.

(2) This company was acquired during the year ended December 31, 2019.

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

(k) Deposits for Vessels, Port terminals and Other Fixed Assets:

Deposits for vessels, port terminals and other fixed assets represent amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of vessels, port terminals and other fixed assets. Deposits for vessels, port terminals and other fixed assets also include pre-delivery expenses. Pre-delivery expenses represent any direct costs to bring the asset to the condition necessary (including possible relocation) for it to be capable of operating in the manner intended by management. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the years ended December 31, 2019, 2018 and 2017 amounted to nil, $971 and $4,764, respectively.

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

(m) Deferred Drydock and Special Survey Costs:

The Company’s vessels, pushboats and barges are subject to regularly scheduled drydocking and special surveys that are carried out every five years for oceangoing vessels and up to every six to eight years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained under certain conditions. The costs of drydocking and special survey are deferred and amortized over the above mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, pushboats and barges sold are charged against income in the year the vessel, pushboat or barge is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and fuel, labour and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2019, 2018 and 2017, the amortization expense was $5,166, $7,204 and $7,928, respectively and the payments for drydocking and special survey were $5,139, $1,948 and $3,687, respectively. Accumulated amortization as of December 31, 2019 and 2018 amounted to $46,462 and $41,296, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(n) Deferred Financing Costs:

Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization expense for each of the years ended December 31, 2019, 2018 and 2017 was $2,552, $2,362 and $1,275, respectively.

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

EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions, port terminal and direct vessel expenses growth assumptions. The future cash flows from operations were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of each segment, including utilization rates and actual storage capacity. A weighted average cost of capital (“WACC”) was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data regarding risk free rates, risk premiums and systematic risk and on the Company’s cost of equity and debt and its capital structure.

No impairment loss was recognized for any of the periods presented.

(ii) Intangibles Other Than Goodwill: Navios Logistics’ intangible assets consist of customer relationships, trade name (was fully amortized as of December 31, 2019) and port terminal operating rights.

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

The foreign currency exchange losses recognized in the consolidated statements of income for each of the years ended December 31, 2019, 2018 and 2017 were $1,596, $1,355 and $726, respectively.

(q) Provisions for Contingencies Losses:

The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, provides for a contingent loss in the financial statements if the contingency loss is probable at the date of the financial statements and the amount of the loss can be reasonably estimated. If the Company has determined that the reasonable estimate of the probable loss is a range and there is no best estimate within the range, the Company accrues the lower amount of the range. For probable losses accrued any reasonably possible loss in excess of amounts accrued are disclosed. See Note 15, “Commitments and Contingencies” for further discussion.

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

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Company’s contract revenues from time chartering are governed by ASC 842 “Leases”. Upon adoption of ASC 606, the timing and recognition of earnings from time charter contracts to which the Company is party did not change from previous practice. The Company recognizes lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of the adoption of these standards, there was no effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of income.

Revenue is recorded when (i) services are rendered, (ii) the Company has signed a charter agreement or other evidence of an arrangement, (iii) the price is fixed or determinable and (iv) collection is reasonably assured. The Company generates revenue from contracts of affreightment/voyage contracts, time charters, bareboat charters, demurrages and contracts covering dry or liquid port terminal operations.

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

Since the adoption of Account Standard Codification (“ASC”) 606, “Revenue from Contracts with Customers”, the Company recognizes revenue ratably from the vessel’s/barge’s arrival at the loading port, as applicable under the contract, to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. The adoption of this standard had no material effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of income.

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

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
COA/Voyage revenues	$49,488	$35,623	$42,455
Time chartering revenues	76,680	72,689	84,063
Dry port terminal revenues	80,180	58,552	43,984
Storage fees (dry port) revenues	3,452	882	1,974
Dockage revenues	4,310	3,136	4,497
Sale of products revenues	9,384	32,508	32,572
Liquid port terminal revenues	4,032	3,739	2,841
Other dry port terminal revenue	745	505	230

Total	$228,271	$207,634	$212,616

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

Credit risk: The Company closely monitors its exposure to customers and counterparties for credit risk. Navios Logistics, through its access to Navios Shipmanagement policies and personnel, has policies designed to limit trading to customers and counterparties with an appropriate credit history. Credit risk with respect to accounts receivable is reduced by the Company by rendering services to established international operators. Management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables.

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

Argentinean companies have open tax years ranging from 2013 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2015 and onwards. In relation to these open tax years, the Company believes that there are no material uncertain tax positions. The Company is generally not able to reliably estimate the ultimate settlement amounts until the close of an audit. The Company classifies interest and penalties, related to income taxes in the consolidated statements of income under income taxes.

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

On December 23, 2019, the Argentine government enacted the Law 27,541 that made changes to the income tax law in Argentina. The new law modifies the rates for income taxes applicable for the fiscal years beginning on January 1, 2020 and 2021. In measuring its income tax assets and liabilities, the Company used the rate that is expected to be enacted at the time of the reversal of the asset or liability in the calculation of the deferred tax for the items related to Argentina. An income tax rate of 30% was applied on temporary differences, whose reversal is expected to occur in 2020 and 2021, and a rate of 25% on temporary differences remaining thereafter. Due to these changes in the rate of the income tax, the Company has recorded an income tax benefit of $2,837 during the year ended December 31, 2017, and an income tax expense of $208 during the year ended December 31, 2019, within the caption “Income tax (expense)/ benefit” in the consolidated statements of income.

Minimum presumed income tax (MPIT):

Under the tax laws of Argentina, the Company’s subsidiary in that country is subject to a minimum presumed income tax, or MPIT. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The subsidiaries’ tax liabilities will be the higher of income tax or MPIT. However, if the MPIT exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the MPIT that may arise in the next ten fiscal years. The Company has recorded as other non-current asset a total amount of $102, which was set-off with taxes payable, as of December 31, 2019 ($162 in 2018) in relation to MPIT which will be prescribed in 2028.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Through General Instruction N° 2/2017 of the Administracion Federal de Ingresos Publicos (“AFIP”) in Argentina, the organization has instructed its legal areas to respect the criteria set by the Supreme Court of Justice of the Nation. This criteria states that there is no minimum profit presumed when a company has recorded losses in the accounting balances and losses tax carry forward in the income tax presentation in the fiscal period. As a consequence of this measure, the Argentine subsidiary of the Company has not determined a tax on minimum presumed income (or advances) for the 2018 fiscal year. Following the tax reform voted by the Argentinean Parliament in December 2017 and the subsequent resolution in-force since May 2018, this tax does not apply as of the fiscal year 2019.

(w) Other Taxes:

Turnover tax:

Under the tax laws of Argentina, the Company’s subsidiary in that country is subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 2.0% for the year ended December 31, 2019 (3.0% for 2018 and 5.0% for 2017). Turnover taxes are recorded as part of taxes other than income tax in the consolidated statements of income and amounted to $1,062 for the year ended December 31, 2019 ($1,343 in 2018 and $2,948 in 2017).

(x) Dividends:

Dividends are recorded in the Company’s consolidated financial statements in the period in which they are declared. On November 3, 2017, the Company paid a dividend in the aggregate amount of $70,000.

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

(xx) Leases:

On January 1, 2019, the Company adopted the requirements of ASU 2016-02, “Leases,” as amended (“ASC 842” or the “new lease standard”). ASC 842 increases transparency and comparability among organizations by requiring a lessee to record right-of-use assets and related lease liabilities on its balance sheet when it commences an operating lease. The Company adopted ASC 842 using the modified retrospective transition method. Under this method, the cumulative effect of applying the new lease standard is recorded with no restatement of any comparative prior periods presented. As provided by ASC 842, the Company elected to record the required cumulative effect adjustments to the opening balance sheet in the period of adoption rather than in the earliest comparative period presented. As a result, prior periods as reported by the Company have not been impacted by the adoption of ASU 2016-02. As required by ASC 842, the Company’s disclosures around its leasing activities have been significantly expanded to enable users of our consolidated financial statements to assess the amount, timing and uncertainty of cash flows arising from lease arrangements (See Note 17).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(aa) Recent Accounting Pronouncements:

In December 2019, FASB issued ASU 2019-12, Income Taxes (Topic 740), which modifies ASC 740 to simplify the accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. The amendments in ASU 2019-12 are effective for public business entities for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In October 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-17, Consolidation (Topic 810): “Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU 2018-17”). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a VIE. For Public business entities the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. Since there are no entities included in the Company’s consolidation under the VIE model or required to be assessed for consolidation under the VIE model, the Company believes that this ASU will not have a material impact on its consolidated financial statements.

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

In August 2018, FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted. The Company believes that this ASU will not have a material impact on its consolidated financial statements.

In January 2017, FASB issued ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350)”. This update addresses concerns expressed about the cost and complexity of the goodwill impairment test and simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. The amendments in this ASU are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. The amendments are effective for public business entities that are SEC filers for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. The Company believes that this ASU will not have a material impact on its consolidated financial statements.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. In April 2019, FASB issued ASU 2019-04 “Codification Improvements to topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”. In May 2019, FASB issued ASU 2019-05, “Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief”. The amendments in this update provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments-Credit Losses-Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments-Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement-Overall, and 825-10. In December 2019, FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. This update introduced an expected credit loss model for the impairment of financial assets measured at amortized cost basis. That model replaces the probable, incurred loss model for those assets. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. The Company has assessed all the expected credit losses of its financial assets and the adoption of this ASU does not have a material impact on the Company’s consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	December 31, 2019	December 31, 2018
Cash on hand and at banks	$45,405	$73,972
Short-term deposits	200	2,500

Total cash and cash equivalents	$45,605	$76,472

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

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2019	December 31, 2018
Accounts receivable	$32,566	$31,081
Less: Provision for losses on accounts receivables	(2,489)	(2,856)

Accounts receivable, net	$30,077	$28,225

Changes to the provision for accounts receivables are summarized as follows:

Provision for Losses on Accounts Receivables	Balance at Beginning of Year	Charges to Expenses	Amount Utilized	Balance at End of Year
Year ended December 31, 2017	$(2,212)	$(569)	$—	$(2,781)
Year ended December 31, 2018	$(2,781)	$(75)	$—	$(2,856)
Year ended December 31, 2019	$(2,856)	$(341)	$708	$(2,489)

See Note 2(t) for a discussion of credit risk. For the year ended December 31, 2019, one customer accounted for 36.2% of the Company’s revenue. For the year ended December 31, 2018, three customers accounted for 32.0%, 10.8% and 10.2%, respectively, of the Company’s revenue, one of which is the same as the one customer accounted for in 2019. For the year ended December 31, 2017, three customers accounted 20.3%, 13.7% and 12.7% of the Company’s revenue, two of which were the same as the ones accounted for in 2018. For the three years, the most significant customer is common.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 5: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2019	December 31, 2018
VAT and other tax credits	1,012	1,421
Insurance claims receivable, net (1)	109	11,761
Deferred insurance premiums	2,117	2,604
Advances to suppliers	621	494
Other	1,659	1,232

Total prepaid expenses and other current assets	$5,518	$17,512

(1)	As of December 31, 2018, includes $11,571 related to insurance claim at the iron ore port terminal in Nueva Palmira, Uruguay.

See Note 2(g) for insurance claims receivable.

NOTE 6: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, port terminals and other fixed assets, net consist of the following:

Tanker Vessels, Barges and Pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2017	$475,380	$(150,040)	$325,340
Additions	5,531	(17,603)	(12,072)
Disposals	(3,585)	3,585	—
Revaluation of vessels due to termination of capital lease obligation	(5,243)	—	(5,243)

Balance December 31, 2017	$472,083	$(164,058)	$308,025
Additions	3,581	(18,528)	(14,947)
Transfers from oil storage plant and port facilities for liquid cargoes	629	—	629
Transfers from deposits for vessels, port terminal and other fixed assets, net	49,421	—	49,421

Balance December 31, 2018	$525,714	$(182,586)	$343,128
Additions	2,403	(19,038)	(16,635)
Write-down	(2,064)	866	(1,198)

Balance December 31, 2019	$526,053	$(200,758)	$325,295

Dry Port Terminals	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2017	$80,103	$(15,823)	$64,280
Additions	4,362	(4,826)	(464)
Transfers from deposits for vessels, port terminals and other fixed assets	137,357	—	137,357

Balance December 31, 2017	$221,822	$(20,649)	$201,173
Additions	2,530	(6,806)	(4,276)
Disposals	(156)	137	(19)
Transfers to other long term-assets	(26)	—	(26)

Balance December 31, 2018	$224,170	$(27,318)	$196,852
Additions	602	(6,866)	(6,264)

Balance December 31, 2019	$224,772	$(34,184)	$190,588

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Oil Storage Plant and Port Facilities for Liquid Cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2017	$29,121	$(11,568)	$17,553
Additions	698	(411)	287

Balance December 31, 2017	$29,819	$(11,979)	$17,840
Additions	—	(478)	(478)
Transfers to tanker vessels, barges and pushboats	(629)	—	(629)

Balance December 31, 2018	$29,190	$(12,457)	$16,733
Additions	—	(320)	(320)

Balance December 31, 2019	$29,190	$(12,777)	$16,413

Other Fixed Assets	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2017	$5,613	$(3,297)	$2,316
Additions	184	(482)	(298)
Disposals	(75)	28	(47)

Balance December 31, 2017	$5,722	$(3,751)	$1,971
Additions	1,708	(771)	937
Write-off	(34)	—	(34)

Balance December 31, 2018	$7,396	$(4,522)	$2,874
Additions	434	(438)	(4)

Balance December 31, 2019	$7,830	$(4,960)	$2,870

Total	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2017	$590,217	$(180,728)	$409,489
Additions	10,775	(23,322)	(12,547)
Disposals	(3,660)	3,613	(47)
Transfers from deposits for vessels, port terminals and other fixed assets	137,357	—	137,357
Revaluation of vessels due to termination of capital lease obligation	(5,243)	—	(5,243)

Balance December 31, 2017	$729,446	$(200,437)	$529,009
Additions	7,819	(26,583)	(18,764)
Disposals	(156)	137	(19)
Transfers from deposits for vessels, port terminals and other fixed assets	49,421	—	49,421
Transfers to other long term-assets	(26)	—	(26)
Write-off	(34)	—	(34)

Balance December 31, 2018	$786,470	$(226,883)	$559,587
Additions	3,439	(26,662)	(23,223)
Write-down	(2,064)	866	(1,198)

Balance December 31, 2019	$787,845	$(252,679)	$535,166

Certain assets of the Company have been pledged as collateral for loan facilities. As of December 31, 2019 and 2018, the net book value of such assets was $79,502 and $109,456, respectively. See also Note 10.

On November 12, 2018, Navios Logistics acquired approximately 3.5 hectares of undeveloped land located in Port Murtinho region, Brazil. Navios Logistics plans to develop this land for its port operations, for a total cost of $1,155.

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

Future minimum collections of Note receivable as of December 31, 2019, are as follows:

Collections Due by Period	December 31, 2019
December 31, 2020	$114
December 31, 2021	203
December 31, 2022	40
December 31, 2023	169

Total future minimum note receivable collections	526
Less: amount representing interest	(55)

Present value of future minimum Note receivable collections (1)	$471

(1)	Reflected in the balance sheet as Note receivable current and non-current.

Deposits for vessels, port terminals and other fixed assets

On November 21, 2019, Navios Logistics entered into a shipbuilding contract, for the construction of six liquid barges for a total consideration of $15,800. Pursuant to this agreement, the Company has secured the availability of credit for up to 75% of the purchase price, and up to a five year repayment period starting from the delivery of each vessel. The barges are expected to be delivered starting from the third quarter of 2020 through the fourth quarter of 2020. As of December 31, 2019, Navios Logistics had paid $4,046 for the construction of these barges.

As of December 31, 2019, Navios Logistics had paid $458 for capitalized expenses for the development of its port operations in Port Murtinho region, Brazil.

NOTE 7: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2019 and 2018 consist of the following:

December 31, 2019	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2019
Port terminal operating rights	53,152	(12,837)	40,315
Customer relationships	36,120	(21,924)	14,196

Total intangible assets	$89,272	$(34,761)	$54,511

December 31, 2018	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2018
Port terminal operating rights	53,152	(11,838)	41,314
Customer relationships	36,120	(20,150)	15,970

Total intangible assets	$89,272	$(31,988)	$57,284

Amortization expense for each of the years ended December 31, 2019, 2018 and 2017, amounted to $2,773, $2,724 and $3,543, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The aggregate amortization of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Port terminal operating rights	995	995	995	995	995	35,340	40,315
Customer relationships	1,775	1,775	1,775	1,775	1,775	5,321	14,196

Total	$2,770	$2,770	$2,770	$2,770	$2,770	$40,661	$54,511

NOTE 8: OTHER LONG-TERM ASSETS

Other long-term assets as of December 31, 2019 and 2018 consist of the following:

	December 31, 2019	December 31, 2018
Prepaid expenses (1)	9,321	1,713
Fuel delivery	—	687
Deposits in guarantee to the Free Zone	195	—
Other	875	1,244

Total other long-term assets	$10,391	$3,644

(1)	Includes $9,307 related to deferred financing cost.

NOTE 9: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable as of December 31, 2019 and 2018 consist of the following:

	December 31, 2019	December 31, 2018
Trade payable	$12,858	$15,470
Rent payable	336	183
Professional fees payable	549	1,433

Total accounts payable	$13,743	$17,086

Accrued expenses as of December 31, 2019 and 2018 consist of the following:

	December 31, 2019	December 31, 2018
Accrued salaries	$6,548	$4,746
Taxes	7,887	6,094
Accrued fees	215	266
Accrued bond coupon	4,531	4,531
Accrued interest	1,143	1,305
Other	41	40

Total accrued expenses	$20,365	$16,982

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 10: BORROWINGS

Borrowings consist of the following:

	December 31, 2019	December 31, 2018
Senior Notes	$375,000	$375,000
Term Loan B Facility	$98,000	$99,000
Notes Payable	$22,469	$26,875
BBVA loan	$14,275	$19,300
Term Bank loan	$10,500	$11,900
Credit agreement for a river and estuary tanker	$—	$5,909
Loan for Nazira	$115	$184

Total borrowings	520,359	538,168
Less: current portion	(12,215)	(14,578)
Less: deferred financing costs, net	(5,430)	(7,982)

Total long-term borrowings	$502,714	$515,608

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

The Co-Issuers have the option to redeem the 2022 Senior Notes in whole or in part, at their option, at any time on or after May 1, 2019, at a fixed price of 101.813%, which price declines ratably until it reaches par in May 2020. Upon the occurrence of certain change of control events, the holders of the 2022 Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the 2022 Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

As of December 31, 2019 and December 31, 2018, deferred financing costs associated with the 2022 Senior Notes amounted to $3,323 and $4,576, respectively. Interest expense associated with the senior notes amounted to $27,188, $27,188 and $27,188 for the years ended December 31, 2019, 2018 and 2017, respectively.

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

In addition, there are no significant restrictions on (i) the ability of the issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a $100,000 Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bears an interest rate of LIBOR plus 475 basis points and has a four-year term with 1.0% amortization per annum. The Term Loan B Facility is fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil, Naviera Alto Parana and Terra Norte, which are deemed to be immaterial, and Logistics Finance, which is the co-borrower of the Term Loan B Facility. The subsidiary guarantees are “full and unconditional,” except that the credit agreement governing the Term Loan B Facility provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances. The Term Loan B Facility is secured by first priority mortgages on four tanker vessels servicing Navios Logistics cabotage business (on August 28, 2019, one tanker vessel was added as collateral in substitution of two tanker vessels), as well as by assignments of the revenues arising from certain time charter contracts, and an iron ore port contract.

The Term Loan B Facility contains restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, including change of control.

As of December 31, 2019, a balance of $98,000 was outstanding under the Term Loan B Facility.

As of December 31, 2019 and December 31, 2018, unamortized deferred financing costs associated with the Term Loan B Facility amounted to $2,056 and $3,188, respectively. Interest expense associated with the Term Loan B Facility amounted to $7,150, $7,171 and $1,006 for the year ended December 31, 2019, 2018 and 2017, respectively.

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, the Company entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed financing costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). The Company incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, the Company shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of December 31, 2019, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $22,469.

Interest expense associated with the Notes Payable amounted to $1,591, $1,775 and $1,013 for the year ended December 31, 2019, December 31, 2018 and December 31, 2017, respectively.

Other Indebtedness

On December 15, 2016, the Company entered into a $25,000 facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”), for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in twenty quarterly installments, the first payment of which was due on June 19, 2017, and secured by assignments of certain receivables. As of December 31, 2019, the outstanding amount of the loan was $14,275.

On May 18, 2017, the Company entered into a $14,000 term loan facility (the “Term Bank Loan”) in order to finance the acquisition of two product tankers. The Term Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7,000 on the last repayment date. As of December 31, 2019, the outstanding amount of the Term Bank Loan was $10,500. As of December 31, 2019 and December 31, 2018, unamortized deferred financing costs associated with the Term Bank Loan amounted to $51 and $73, respectively.

On August 17, 2018, the Company entered into a $6,781 (€6,200) credit agreement in order to finance the 50% of the purchase price of a river and estuary tanker. The credit agreement bears interest at a fixed rate of 675 basis points and is repayable in 24 monthly installments with the final repayment in August 17, 2020. On August 26, 2019, the Company prepaid the total outstanding balance of the credit agreement for a river and estuary tanker, which was $3,472 (€3,100).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In connection with the acquisition of Hidronave S.A. on October 29, 2009, the Company assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2019, the outstanding loan balance was $115. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021.

In connection with the loan and other long term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

The Company was in compliance with all the covenants as of December 31, 2019.

The annual weighted average interest rates of the Company’s total borrowings were 7.12%, 7.04% and 6.13% for the year ended December 31, 2019, 2018 and 2017, respectively.

The maturity table below reflects future payments of the long-term debt outstanding as of December 31, 2019, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
2020	$13,360
2021	110,257
2022	389,205
2023	5,012
2024	2,443
2025 and thereafter	82

Total	$520,359

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

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2019		December 31, 2018
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$45,605	$45,605	$76,472	$76,472
Note receivable, including current portion	$471	$471	$602	$602
Senior notes	$(371,677)	$(368,306)	$(370,424)	$(343,373)
Term Loan B Facility	$(95,944)	$(97,510)	$(95,812)	$(98,505)
Notes payable, including current portion	$(22,469)	$(22,469)	$(26,875)	$(26,875)
Long-term debt, including current portion	$(24,839)	$(24,839)	$(37,075)	$(37,075)

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

Level III: Inputs that are unobservable.

	Fair Value Measurements at December 31, 2019
	Total	Level I	Level II	Level III
Cash and cash equivalents	$45,605	$45,605	$—	$—
Note receivable, including current portion	$471	$471	$—	$—
Senior Notes	$(368,306)	$(368,306)	$—	$—
Term Loan B Facility	$(97,510)	$—	$(97,510)	$—
Notes payable, including current portion(1)	$(22,469)	$—	$(22,469)	$—
Long-term debt(1)	$(24,839)	$—	$(24,839)	$—

	Fair Value Measurements at December 31, 2018
	Total	Level I	Level II	Level III
Cash and cash equivalents	$76,472	$76,472	$—	$—
Note receivable, including current portion	$602	$602	$—	$—
Senior Notes	$(343,373)	$(343,373)	$—	$—
Term Loan B Facility	$(98,505)	$—	$(98,505)	$—
Notes payable, including current portion(1)	$(26,875)	$—	$(26,875)	$—
Long-term debt(1)	$(37,075)	$—	$(37,075)	$—

1)

The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities as well as taking into account our creditworthiness.

NOTE 12: TIME CHARTER, VOYAGE AND PORT TERMINAL EXPENSES

Time charter, voyage and port terminal expenses for the years ended December 31, 2019, 2018 and 2017 were as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Fuel	$14,103	$11,150	$10,471
Time charter	3,865	114	1,564
Ports payroll and related costs	8,880	8,302	7,971
Ports repairs and maintenance	2,011	1,059	1,044
Ports rent	1,770	1,059	1,104
Ports insurances	1,708	1,534	1,017
Docking expenses	2,423	2,436	3,272
Maritime and regulatory fees	802	615	578
Towing expenses	3,526	2,177	2,597
Other expenses	4,002	3,503	3,999

Total	$43,090	$31,949	$33,617

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 13: DIRECT VESSEL EXPENSES

Direct vessel expenses for the year ended December 31, 2019, 2018 and 2017 were as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Payroll and related costs	$27,837	$30,138	$41,231
Insurances	3,931	3,831	3,534
Repairs and maintenance	6,100	6,638	7,952
Lubricants	686	631	736
Victualing	1,223	1,242	1,739
Travel expenses	2,557	2,013	3,343
Stores	2,167	1,825	2,062
Other expenses	4,224	2,644	1,957

Total	$48,725	$48,962	$62,554

NOTE 14: GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses at December 31, 2019, 2018 and 2017 were as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Payroll and related costs	$8,180	$5,423	$7,030
Professional fees	4,125	4,677	3,998
Other expenses	5,088	4,964	5,637

Total	$17,393	$15,064	$16,665

NOTE 15: COMMITMENTS AND CONTINGENCIES

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2020.

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by the Company) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $847 and $519, respectively.

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

On August 16, 2018, there was a fire incident at the iron ore port terminal in Nueva Palmira, Uruguay for which the Company maintains property and loss of earnings insurance coverage for such types of events (subject to applicable deductibles and other customary limitations). As of September 12, 2019, the full amount has been collected in relation to this claim.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 16: INCOME TAXES

As indicated in Note 2(v), the Company is a Marshall Islands corporation. However, the Company is subject to tax in Argentina, Brazil and Paraguay, jurisdictions where certain of its subsidiaries operate. The Company’s operations in Panama and Uruguay are not taxed. The corporate income tax rate in Argentina, Brazil and Paraguay is 30%, 34% and 10%, respectively for the year ended December 31, 2019. As a result of the tax reforms voted by the Argentinean Parliament in December 2017 and December 2019, the corporate income tax rate has decreased from 35% in 2017 to 30% for the period from 2018 to 2021.

The components of income before income taxes in consolidated statements of income for the years ended December 31, 2019, 2018 and 2017 are as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Argentina	$(530)	$(5,219)	$(6,496)
Paraguay	1,786	454	(1,306)
Uruguay	59,270	37,113	36,931
Panama	(23,652)	(20,262)	(26,701)
Marshall Islands	(3,597)	(6,984)	(2,894)
Others	95	384	103

Total income/(loss) before income taxes and noncontrolling interest	$33,372	$5,486	$(363)

Income tax (expense)/ benefit is comprised of:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Current	$(175)	$846	$(194)
Deferred	(856)	590	3,966

Total Argentina	$(1,031)	$1,436	$3,772
Current	$(102)	$(58)	$(99)
Deferred	(100)	(2)	(205)

Total Paraguay	$(202)	$(60)	$(304)

Total income tax (expense)/ benefit	$(1,233)	$1,376	$3,468

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

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Reconciliation of income tax benefit to taxes calculated based on Argentinean statutory tax rate is as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Loss before income taxes and noncontrolling interest	$(530)	$(5,219)	$(6,496)
Statutory tax rate	30%	30%	35%

Income before taxes at the statutory tax rate	159	1,566	2,274
Permanent differences	(1,190)	(130)	1,498

Income tax (expense)/ benefit of the year	$(1,031)	$1,436	$3,772

The components of deferred income taxes included on the balance sheets were as follows:

	December 31, 2019	December 31, 2018
Deferred income tax assets:
Future deductible differences	$142	$923
Tax loss carry-forward	—	387

Total deferred income tax assets	142	1,310

Deferred income tax liability:
Intangible assets	(3,745)	(4,013)
Property, plant and equipment, net	(3,225)	(3,264)
Other	(1,305)	(1,210)

Total deferred income tax liability	(8,275)	(8,487)

Net deferred income tax liability	$(8,133)	$(7,177)

NOTE 17: LEASES

On January 1, 2019, the Company adopted ASC 842. ASC 842 revises the accounting for leases. Under the new lease standard, lessees are required to recognize a right-of-use asset and a lease liability for substantially all leases. The new lease standard will continue to classify leases as either financing or operating, with classification affecting the pattern of expense recognition. The accounting applied by a lessor under the new guidance will be substantially equivalent to current lease accounting guidance.

The following are the type of contracts that fall under ASC 842:

Time charter out contracts

The Company’s contract revenues from time chartering are governed by ASC 842. Upon adoption of ASC 842, the timing and recognition of earnings from the time charter contracts to which the Company is party did not change from previous practice. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. The Company determined that all time charter contracts are considered operating leases and therefore fall under the scope of ASC 842 because: (i) the vessel is an identifiable asset; (ii) the Company does not have substantive substitution rights; and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use.

The transition guidance associated with ASC 842 allows for certain practical expedients to the lessors. The Company elected to not separate the lease and non-lease components included in the time charter revenue because the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same. The daily hire rate represents the hire rate for a bare boat charter as well as the compensation for expenses incurred running the vessel such as crewing expense, repairs, insurance, maintenance and lubes. Both the lease and non-lease components are earned by passage of time.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As a result of the adoption of these standards, there was no effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of comprehensive (loss)/income.

As of December 31, 2019, the future minimum revenue (charter-out rates are presented net of commissions, where applicable, and assume no off-hire days) expected to be earned on non-cancelable time charters, COA’s with minimum guaranteed volumes and contracts with minimum guaranteed throughput in the Company’s ports were as follows:

Amount
2020	$129,437
2021	97,544
2022	75,425
2023	69,250
2024	60,200
2025 and thereafter	642,479

Total minimum revenue, net of commissions	$1,074,335

Revenues from time charters are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel.

Time charter in contracts

As of December 31, 2019, the Company has no future commitments, net of any commissions, under chartered-in vessels.

Land lease agreements

As of December 31, 2019, Navios Logistics had land lease agreements whose remaining lease terms range from 46.2 years to 46.6 years.

Office lease agreements

As of December 31, 2019, Navios Logistics had office lease agreements whose remaining lease terms range from 0.2 years to 3.8 years.

In connection with its adoption of ASC 842, the Company elected the “package of 3” practical expedients permitted under the transition guidance based on which the Company is allowed to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases.

Additionally, the Company elected the practical expedient allowed under the transition guidance of ASC 842 to not separate the lease and non-lease components related to a lease contract and to account for them as a single lease component for the purposes of the recognition and measurement requirements of ASC 842.

Prior to January 1, 2019, the Company recognized lease expense in accordance with then-existing U.S. GAAP (“prior GAAP”). Because both ASC 842 and prior GAAP generally recognize operating lease expense on a straight-line basis over the term of the lease arrangement and the Company only has operating lease arrangements, there were no differences between the timing and amount of lease expense recognized under the two accounting methodologies.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	December 31, 2019	January 1, 2019
Operating lease assets*
Land lease agreements	7,660	7,427
Office lease agreements	1,192	1,619

Total	$8,852	$9,046

	December 31, 2019	January 1, 2019
Operating lease liabilities, current portion
Land lease agreements	(218)	535
Office lease agreements	685	584

Total	$467	$1,119

Operating lease liabilities, net of current portion
Land lease agreements	7,878	6,892
Office lease agreements	519	1,035

Total	$8,397	$7,927

At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments in determining the lease classification and measurement of the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no rate implicit in the land lease and the office lease agreements that was readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term. The Company then applied the respective incremental borrowing rates to each lease based on the remaining lease term of the specific lease. The incremental borrowing rate upon adoption was 7.25%.

The table below presents the components of the Company’s lease expense for the year ended December 31, 2019 and 2018:

	Year Ended December 31, 2019	Year Ended December 31, 2018
Lease expense for land lease agreements	552	344
Lease expense for office lease agreements	676	702
Lease expense for chartered-in pushboats and barges	3,865	114

Total	$5,093	$1,160

Lease expenses from land lease and office lease agreements are included in the condensed consolidated statements of income within the captions “Time charter, voyage and port terminal expenses” and “General and administrative expenses”, respectively. Lease expenses from chartered-in pushboats and barges are included in the condensed consolidated statements of income within the captions “Time charter, voyage and port terminal expenses”.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Company entered into new lease liabilities amounting to $218 during the year ended December 31, 2019.

The table below provides the total amount of lease payments on an undiscounted basis on our land lease and office lease agreements as of December 31, 2019:

	Land leases	Office space	Total
December 31, 2020	556	753	1,309
December 31, 2021	556	356	912
December 31, 2022	556	101	657
December 31, 2023	556	81	637
December 31, 2024	556	—	556
December 31, 2025 and thereafter	23,002	—	23,002

Total	25,782	1,291	27,073

Operating lease liabilities including current portion	7,660	1,204	8,864

Discount based on incremental borrowing rate	18,122	87	18,209

As of December 31, 2018, the Company’s future minimum commitments under office lease agreements were as follows:

	Land leases	Office space	Total
December 31, 2019	556	697	1,253
December 31, 2020	556	631	1,187
December 31, 2021	556	297	853
December 31, 2022	556	107	663
December 31, 2023	556	81	637
December 31, 2024 and thereafter	23,561	—	23,561

Total	$26,341	$1,813	$28,154

As of December 31, 2019, the weighted average remaining lease terms of our land lease and office lease agreements were 46.3 and 1.9 years, respectively.

NOTE 18: TRANSACTIONS WITH RELATED PARTIES

At December 31, 2019 and 2018, the amounts due from affiliate companies were as follows:

	December 31, 2019	December 31, 2018
Navios Holdings	$72,315	$150
Navios Shipmanagement Inc.	694	—

Total	$73,009	$150

Amounts due from affiliate companies do not accrue interest and do not have a specific due date for their settlement.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Navios Holdings Loan Agreement: On April 25, 2019, Navios Logistics agreed to lend Navios Holdings up to $50,000 on a secured basis (the “Navios Holdings Loan Agreement”) to be used for general corporate purposes, including the repurchase of Navios Holdings’ 7.375% First Priority Ship Mortgage Notes due 2022 (the “Navios Holdings 2022 Notes”). The secured credit facility is secured by (i) Navios Holdings 2022 Notes purchased with secured credit facility funds and (ii) equity interests in five companies that have entered into certain bareboat contracts. The secured credit facility included an arrangement fee of $500 and bears fixed interest of 12.75% for the first year and 14.75% for the second year. The secured credit facility also includes negative covenants substantially similar to the 2022 Notes and customary events of default. On December 2, 2019, Navios Logistics agreed to increase the secured credit facility by $20,000. Following this amendment, if certain conditions are met, (a) the interest rate on the secured credit facility would decrease to 10.0%, and (b) the maturity of the secured credit facility would be extended to December 2024. As of December 31, 2019, $69,295 million was drawn under the secured credit facility. The arrangement fee is amortized in income following the interest method over the life of the credit facility, resulting in $329 deferred income at year-end.

During the first and the second quarters of 2019, Navios Logistics purchased $35,500 face value Navios Holdings 2022 Notes from unaffiliated third parties in open market transactions for a total consideration of $17,642 and subsequently sold these securities to Navios Holdings for $18,726, recognizing a gain of $1,084 which is included under “Other income, net” in the income statement.

General and administrative expenses: On August 29, 2019 Navios Logistics entered into an assignment agreement with Navios Corporation (“NC”) and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between Navios Logistics and Navios Holdings on April 12, 2011, first assigned to NC on May 28, 2014 and subsequently amended on April 6, 2016 (extending the duration of the agreement until December 2021), was assigned from NC to NSM. Thereafter NSM will continue to provide certain administrative management services to Navios Logistics. NSM will be reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2019 amounted to $1,144 ($1,000 in 2018 and $1,000 in 2017).

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were $15 for the year ended December 31, 2019 ($34 in 2018 and $51 in 2017) and amounts payable amounted to $1 as of December 31, 2019 and $4 as of December 31, 2018.

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

On November 19, 2019, Navios Holdings entered into a shareholder agreement with Peers granting certain protections to minority shareholders in certain events.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Employment Agreements

The Company has executed employment agreements with several of its key employees who are noncontrolling shareholders of the Company. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete. The employment agreements initially expired in December 31, 2009, but are being renewed automatically for successive one-year periods until either party gives 90 days written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $280 to $340 per year, annual bonuses and other incentives, provided certain performance targets are achieved. Under the agreements, the Company accrued compensation totaling $2,900 for the year ended December 31, 2019 ($900 in 2018; $900 in 2017).

NOTE 19: SHARE CAPITAL

Common shares and shareholders

On August 4, 2010, the Company amended its articles of incorporation increasing its authorized share capital to 50,000,000 shares of common stock with a par value of $0.01 per share.

As of December 31, 2019 and 2018, the Company has issued 20,000 shares of common stock, with a par value of $1.00.

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

On November 3, 2017, Navios Logistics paid a dividend in the aggregate amount of $70,000.

NOTE 21: EARNINGS PER COMMON SHARE

Basic and diluted net earnings per share are computed using the weighted-average number of common shares outstanding. The computations of basic and diluted earnings per share for each of the years ended December 31, 2019, 2018 and 2017, are as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Net income attributable to Navios Logistics’ stockholders	$32,139	$6,862	$3,105

Weighted average number of shares, basic and diluted	20,000	20,000	20,000

Net earnings per share from continuing operations:
Basic and diluted	$1.61	$0.34	$0.16

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

At December 31, 2019, 2018 and 2017, the Company had no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net earnings per share.

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

(i) Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal facilities in Uruguay based on throughputs. Its dry port terminal operations are comprised of two port terminals, one for agricultural and forest-related exports and one for mineral-related exports which are located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers.

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

The Cabotage Business segment

Navios Logistics owns and operates oceangoing vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of six oceangoing product tanker vessels, a river and estuary tanker vessel and a bunker vessel. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Inter-segment transactions, if any, are accounted for at current market prices.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the years ended December 31, 2019, 2018 and 2017:

	Port Terminal Business Segment for the Year Ended December 31, 2019	Cabotage Business Segment for the Year Ended December 31, 2019	Barge Business Segment for the Year Ended December 31, 2019	Total
Time charter, voyage and port terminal revenues	$92,719	$47,510	$78,658	$218,887
Sales of products	9,384	—	—	9,384
Time charter, voyage and port terminal expenses	(17,648)	(2,076)	(23,366)	(43,090)
Direct vessel expenses	—	(23,982)	(24,743)	(48,725)
Cost of products sold	(9,077)	—	—	(9,077)
Depreciation of vessels, port terminals and other fixed assets	(7,186)	(3,489)	(15,987)	(26,662)
Amortization of intangible assets	(995)	—	(1,778)	(2,773)
Amortization of deferred drydock and special survey costs	—	(3,033)	(2,133)	(5,166)
General and administrative expenses	(5,694)	(2,463)	(9,236)	(17,393)
Provision of losses on accounts receivable	(198)	—	(143)	(341)
Taxes other than income taxes	—	(3,485)	(4,260)	(7,745)
Interest expense and finance cost, net	(17,296)	(5,158)	(18,077)	(40,531)
Interest income	1,934	441	2,204	4,579
Foreign exchange differences, net	(387)	(911)	(298)	(1,596)
Other income, net	1,539	104	1,978	3,621

Income/(loss) before income taxes	47,095	3,458	(17,181)	33,372
Income tax (expense)/ benefit	—	(1,905)	672	(1,233)

Net income/(loss)	$47,095	$1,553	$(16,509)	$32,139

	Port Terminal Business Segment for the Year Ended December 31, 2018	Cabotage Business Segment for the Year Ended December 31, 2018	Barge Business Segment for the Year Ended December 31, 2018	Total
Time charter, voyage and port terminal revenues	$66,812	$43,102	$65,212	$175,126
Sales of products	32,508	—	—	32,508
Time charter, voyage and port terminal expenses	(14,830)	(1,565)	(15,554)	(31,949)
Direct vessel expenses	—	(23,134)	(25,828)	(48,962)
Cost of products sold	(31,289)	—	—	(31,289)
Depreciation of vessels, port terminals and other fixed assets	(7,284)	(2,932)	(16,367)	(26,583)
Amortization of intangible assets	(950)	—	(1,774)	(2,724)
Amortization of deferred drydock and special survey costs	—	(4,576)	(2,628)	(7,204)
General and administrative expenses	(3,837)	(2,496)	(8,731)	(15,064)
Provision of losses on accounts receivable	—	—	(75)	(75)
Taxes other than income taxes	—	(3,298)	(3,758)	(7,056)
Interest expense and finance cost, net	(16,320)	(4,928)	(18,421)	(39,669)
Interest income	64	—	453	517
Gain on sale of assets	28	—	—	28
Foreign exchange differences, net	(377)	(583)	(395)	(1,355)
Other income/(expense), net	9,240	704	(707)	9,237

Income/(loss) before income taxes	33,765	294	(28,573)	5,486
Income tax (expense)/ benefit	—	(910)	2,286	1,376

Net income/(loss)	$33,765	$(616)	$(26,287)	$6,862

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Port Terminal Business Segment for the Year Ended December 31, 2017	Cabotage Business Segment for the Year Ended December 31, 2017	Barge Business Segment for the Year Ended December 31, 2017	Total
Time charter, voyage and port terminal revenues	$53,526	$48,130	$78,388	$180,044
Sales of products	32,572	—	—	32,572
Time charter, voyage and port terminal expenses	(14,432)	(1,866)	(17,319)	(33,617)
Direct vessel expenses	—	(32,017)	(30,537)	(62,554)
Cost of products sold	(30,717)	—	—	(30,717)
Depreciation of vessels, port terminals and other fixed assets	(5,238)	(2,940)	(15,144)	(23,322)
Amortization of intangible assets	(729)	—	(2,814)	(3,543)
Amortization of deferred drydock and special survey costs	—	(5,148)	(2,780)	(7,928)
General and administrative expenses	(3,778)	(1,718)	(11,169)	(16,665)
Provision of losses on accounts receivable	—	—	(569)	(569)
Taxes other than income taxes	—	(4,463)	(4,555)	(9,018)
Interest expense and finance cost, net	(7,004)	(4,784)	(16,559)	(28,347)
Interest income	14	—	224	238
Gain on sale of assets	—	—	1,064	1,064
Foreign exchange differences, net	(406)	144	(464)	(726)
Other income, net	16	—	2,709	2,725

Income/(loss) before income taxes	23,824	(4,662)	(19,525)	(363)
Income tax (expense)/ benefit	—	(1,199)	4,667	3,468

Net income/(loss)	$23,824	$(5,861)	$(14,858)	$3,105

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not practicable to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels, including constructions in progress, amounted to $329,341 and $343,128 at December 31, 2019 and 2018, respectively.

All the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment amounted to $207,001 and $213,585 as of December 31, 2019 and 2018, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $14,196 and $15,970 as of December 31, 2019 and 2018, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $40,315 and $41,314 as of December 31, 2019 and 2018, respectively.

Goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively.

NOTE 23: SUBSEQUENT EVENTS

On February 14, 2020, the Company agreed to a $25,000 loan facility (the “New BBVA Facility”) with BBVA, which can be drawn if certain conditions are met. The new BBVA Facility can be used to repay the existing loan facility with BBVA, which as of December 31, 2019 had an outstanding amount of $14,275, and for general corporate purposes. The new loan will bear interest at a rate of LIBOR (180 days) plus 325 basis points, will be repayable in equal quarterly installments with final maturity in March 31, 2022 and will be secured by assignments of certain receivables.

Our board of directors declared a $27,500 dividend, which was paid on February 21, 2020.