Form 20-F
period 2020-12-31
Navios South American Logistics Inc.
filed 2021-04-15
CIK 1506042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

One New York Plaza

New York, New York 10004

Tel: (212) 859-8000

Fax: (212) 859-4000

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
None	N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

There is no public market for the registrant’s common stock. There were 20,000 shares of the registrant’s common stock, par value $1.00 per share, issued and outstanding as of December 31, 2020.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒  Yes    ☐  No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17                 ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

In this report, references to “Navios Logistics,” the “Company,” “we,” “us” and “our” refer to Navios South American Logistics Inc. and its consolidated subsidiaries, as the context may require. We are incorporated as a Republic of the Marshall Islands corporation. References to “Navios Holdings” are to Navios Maritime Holdings Inc., a Republic of the Marshall Islands corporation. Navios Holdings is, along with its subsidiaries, our controlling stockholder. References to “Navios Shipmanagement” are to Navios Shipmanagement Inc., a Republic of the Marshall Islands corporation.

FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

Certain statements under the captions “Item 3.D Risk Factors”, “Item 4 Information on the Company” and “Item 5 Operating and Financial Review and Prospects” and elsewhere in this report relating to our business and financial outlook (including our statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, and our beliefs and assumptions. Such statements include, in particular, statements about the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in vessel contract rates, changes in demand for the transportation or storage of grain and mineral commodities and petroleum products, the development of our planned Port Murtinho and Nueva Palmira Free Zone port terminal facilities, our relationship with Navios Holdings and Navios Shipmanagement, the financial condition of each of Navios Holdings, Navios Shipmanagement and their respective affiliates, our ability to enter into innovative financing, changes in our operating expenses, including, drydocking and insurance costs, and costs related to changes in governmental rules and regulations or actions taken by regulatory authorities, political, economic and other issues specifically affecting South America and related government regulations, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of river or seaborne transportation due to accidents or political events, outbreaks and effects of highly contagious diseases or viruses, such as COVID-19 or others, the success of pilot contracts or new business opportunities with our customers and other statements described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

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

These risks and uncertainties include, but are not limited to, such matters as the following risks, uncertainties and other factors:

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

•

the impact of extraordinary external events, such as the current pandemic health event resulting from the global outbreak of the novel coronavirus disease (“COVID-19”), and their collateral consequences, including labor shortages and government restrictions such as factory closures and restrictions on travel, resulting in the extended disruption of economic activity in our markets;

•

our ability to timely and efficiently implement any necessary measures in response to, or to mitigate the impacts of, the COVID-19 pandemic on our business, financial condition, results of operations or prospects;

•

our financial condition and liquidity, including our ability to service our debt, comply with our financial covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	the ability of our contract counterparties to fulfill their obligations to us;

•	projections and estimates of revenues under agreements with our customers;

•	our ability to expand and maintain relationships with existing customers and obtain new customers;

•

our future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels or port facilities (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	our ability to leverage Navios Holdings’ and Navios Shipmanagement’s relationships and reputation within the shipping industry to our advantage;

•	our anticipated general and administrative expenses;

•	fluctuations in currencies and interests rates;

•

general political, economic and business conditions in Argentina, Brazil, Uruguay, Paraguay and in other countries in which we operate, including developments and the perception of risks in connection with ongoing allegations of corruption and other investigations in Brazil, as well as policies and potential changes to address these matters or otherwise in each jurisdiction in which we operate, including economic and fiscal reforms and in response to the ongoing effects of the COVID-19 pandemic, any of which may negatively affect growth prospects in such jurisdictions;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	general domestic and international political conditions, including unrest, wars, acts of piracy and terrorism;

•	potential liability from pending or future litigation;

•

the possibility that we and/or our non-U.S. subsidiaries could be treated as “passive foreign investment companies” or “controlled foreign corporations” for U.S. federal income tax purposes currently or in the future; and

•	other risks and uncertainties discussed in “Item 3. Key Information — D. Risk Factors” of this annual report.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

For all periods up to and including the year ended December 31, 2019, we previously filed with the Securities and Exchange Commission (“SEC”) our financial statements in accordance with U.S. GAAP. These Audited Consolidated Financial Statements are the first we have filed with SEC in accordance with IFRS. The Company has transitioned its financial reporting from U.S. GAAP to IFRS for purposes of its Annual Report on Form 20-F for the year ended December 31, 2020 as described in its 6-K furnished to the SEC on April 15, 2021.

The summary consolidated statement of income and cash flows data for the years ended December 31, 2020, 2019 and 2018 and the summary consolidated financial position data as of December 31, 2020 and 2019 are derived from our Audited Consolidated Financial Statements included elsewhere in this report. The summary consolidated statement of income and cash flows data for the year ended December 31, 2017 and the summary consolidated financial position data as of December 31, 2018 and 2017 is derived from our audited consolidated financial statements not included in this report. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this report.

Statement of Income Data	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
	(Expressed in thousands of U.S. dollars, except per share data)
Revenue	$215,023	$227,209	$206,290	$209,668
Cost of sales	(143,722)	(137,124)	(147,609)	(160,408)

Gross profit	71,301	90,085	58,681	49,260
Administrative expenses	(13,522)	(17,752)	(15,776)	(17,081)
Other operating income	5,121	2,562	12,040	3,862
Other operating expenses	(5,002)	(6,683)	(6,421)	(6,070)
Allowance for expected credit losses on financial assets	(541)	(341)	(76)	(569)

Operating profit	57,357	67,871	48,448	29,402
Finance income	8,647	4,579	517	238
Finance costs	(48,928)	(41,185)	(40,337)	(29,062)
Foreign exchange differences, net	574	(1,596)	(1,355)	(726)
Loss on debt extinguishment	(4,157)	—	—	—
Other income	—	1,084	—	—

Profit/(Loss) before tax	$13,493	$30,753	$7,273	$(148)

Income tax (expense)/income	(1,824)	(599)	1,137	3,382

Profit for the year	$11,669	$30,154	$8,410	$3,234

Net income attributable to Navios Logistics’ stockholders	$11,669	$30,154	$8,410	$3,234

Net earnings per share from continuing operations: Basic and diluted	0.58	1.51	0.42	0.16

Weighted average number of shares, basic and diluted	20,000	20,000	20,000	20,000

Balance Sheet Data (at year end)
Current assets, including cash and cash equivalents	$131,921	$92,167	$127,107	$120,372
Total assets	912,523	887,717	873,330	878,761
Current liabilities, including current portion of interest-bearing loans and borrowings	84,611	52,639	54,715	57,902
Total liabilities	618,731	571,713	587,480	601,321
Total equity	293,792	316,004	285,850	277,440

The following table sets forth the selected consolidated historical financial data for our business.

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
	(Expressed in thousands of U.S. dollars, except other operating data)
Other Financial Data
Net cash flows from operating activities	$60,983	$68,135	$23,749	$44,266
Net cash flows used in investing activities	(13,254)	(80,642)	(21,595)	(50,008)
Net cash (used in)/ from financing activities	(18,464)	(18,360)	(5,570)	20,448
Book value per common share	14.69	15.80	14.29	13.96
EBITDA (1)	$87,648	$102,698	$84,523	$64,033
Adjusted EBITDA (1)	$91,805	$105,267	$84,523	$64,033
Other Operating Data
Grain Terminal-tons of cargo moved	2,603,194	3,578,608	1,946,889	3,491,400
Iron Ore Terminal-tons of cargo moved	1,225,725	1,281,514	1,057,518	551,000
Liquid Port Terminal-cubic meters of stored liquid cargos	396,169	397,033	317,352	251,467
Liquid Port Terminal-cubic meters of sales of products	30,137	16,002	43,711	53,082
Barge Business-cubic meters of liquid cargos	365,049	301,037	166,261	377,026
Barge Business-dry cargo tons	1,513,768	1,805,580	1,569,191	1,698,186
Cabotage Business-cubic meters of liquid cargos	1,865,184	1,542,360	1,254,033	1,308,502
Cabotage Business-available days	2,863	2,784	2,614	2,516
Cabotage Business-operating day	2,443	2,248	1,842	1,811
Revenues per Segment
Port Terminal Business	$102,683	$102,103	$99,321	$86,098
Grain Terminal	27,000	36,170	24,130	36,880
Iron Ore Terminal	53,805	52,517	38,943	13,805
Liquid Port Terminal	4,606	4,032	3,739	2,841
Sales of products-Liquid Port Terminal	17,272	9,384	32,508	32,572
Barge Business	$67,086	$78,555	$65,156	$77,740
Cabotage Business	$45,254	$46,551	$41,813	$45,830

(1)

EBITDA represents profit/(loss) before finance cost, net, depreciation and amortization and income taxes. Adjusted EBITDA represents EBITDA before impairment losses and loss on debt extinguishment. EBITDA and Adjusted EBITDA are presented because they are used by certain investors to measure a company’s operating performance. EBITDA and Adjusted EBITDA are “non-IFRS financial measures” and should not be considered substitutes for profit, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with IFRS or as a measure of profitability or liquidity. While EBITDA and Adjusted EBITDA are frequently used as a measure of operating performance, the definitions of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA Reconciliation to Profit Attributable to Navios Logistics’ Stockholders

EBITDA Reconciliation to Profit	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
	(Expressed in thousands of U.S. dollars)
Profit for the year	11,669	30,154	8,410	3,234
Finance income	(8,647)	(4,579)	(517)	(238)
Finance cost	48,928	41,185	40,337	29,062
Depreciation and amortization	33,874	35,339	37,430	35,357
Income tax expense/(income)	1,824	599	(1,137)	(3,382)

EBITDA (unaudited)	87,648	102,698	84,523	64,033

Impairment losses	—	2,569	—	—
Loss on debt extinguishment	4,157	—	—	—

Adjusted EBITDA (unaudited)	91,805	105,267	84,523	64,033

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider all of the information included in this report and the risks described below when evaluating our business and prospects. If any of the following risks actually occurs, our business, results of operations, financial condition or cash flows could be materially adversely affected. In that case, you might lose all or part of your investment in our debt securities. For a summary of these risks and uncertainties, see “Forward-Looking Statements and Risk Factor Summary.” In evaluating our business, you should also refer to the other information set forth in this report, including “Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included herein.

Risks Relating to Our Industry and Our Business

•

The international transportation industry is generally cyclical and volatile, and this may lead to volatility in, and reductions of, our vessel contract rates and volatility in our results of operations.

•

Our grain port business has seasonal components linked to the grain harvests in the region. At times throughout the year, the capacity of our grain port terminal (the “Grain Terminal”), including the loading and unloading operations, as well as the space in silos could be exceeded, which could materially and adversely affect our operations and revenues.

•

We are subject to certain operating risks, including vessel breakdowns or accidents, that could result in a loss of revenue from the affected vessels, which in turn could have a material adverse effect on our results of operations or financial condition.

•

We are subject to certain operating risks in our port terminals that could affect the performance of our contractual commitments which could result in a loss of revenue, and which in turn could have a material adverse effect on our results of operations or financial condition.

•	We derive a significant part of our revenues from a small number of customers, and the loss of one or more of these customers could materially and adversely affect our revenues.

•

Vale’s payments represent a significant portion of our revenue and if Vale were unable or unwilling to fulfill their obligations under the in-force agreements with us, it could significantly reduce our revenues and cash flow.

•	When our contracts expire, we may not be able to successfully replace them.

•	Our industry is highly competitive, and we may not be able to compete successfully for services with new companies with greater resources.

•

Our business can be affected by adverse weather conditions, effects of climate change, public health concerns and other factors beyond our control, that can affect production of the goods we transport and store as well as the navigability of the river system on which we operate.

•	Delays, cancellations or non-completion of deliveries of purchased vessels, including second-hand and newbuilding vessels could have an adverse effect on our operating results.

•	The risks and costs associated with ports as well as vessels increase as the operational port equipment and vessels age.

•

Spare parts or other key equipment needed for the operation of our ports and fleet may not be available off the shelf and we may face substantial delays, which could result in a loss of revenues while waiting for those spare parts to be produced and delivered to us.

•

We are subject to vessel security regulations and we incur costs to comply with adopted regulations. We may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

•

Our failure to receive required approvals for or timely complete construction and commence full operation or secure satisfactory commercial contracts of our planned Port Murtinho and Nueva Palmira Free Zone port terminal facilities could negatively affect our business operations, and we may experience difficulty managing our growth as we expand our business.

•	Rising crew costs, fuel prices and other cost increases may adversely affect our profits.

•

If we fail to fulfill the oil majors’ vetting processes, it could materially and adversely affect the employment of our tanker vessels in the spot and period markets, and consequently our results of operations.

•

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

•	Our vessels could be subject to seizure through maritime arrest or government requisition.

•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

•	We may employ our fleet on the spot market and thus expose ourselves to risk of losses based on short-term decreases in shipping rates.

•	Because the fair market values of vessels may fluctuate significantly, we may incur losses when we sell vessels.

•	Our industry has inherent operational risks that may not be adequately covered by our insurance.

•

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also on the claim records of all other members of the protection and indemnity associations.

Risks Relating to Environmental Matters

•	The Company is subject to extensive environmental legislation, and if the Company or its subsidiaries do not comply with the applicable regulations, the Company’s business may be adversely affected.

•	We may be liable for losses and damages to third parties, including environmental damages.

•	We may fail to comply with the conditions provided for under our environmental licenses.

Risks Relating to the Countries in which we Operate

Risks Relating to Argentina

•	The economic conditions of Argentina may affect the financial condition and results of operations of our Argentine subsidiary.

•	The impact of political developments in Argentina remains uncertain and could adversely affect the Argentine economy.

•	Continuing inflation may have material adverse effects on the Argentine economy.

•	The current and future foreign exchange policy of Argentina may affect the ability of our Argentine subsidiary to make money remittances outside of Argentina.

•

The Argentine government has made certain changes to its tax rules that affected our operations in Argentina in the past, and could further increase the fiscal burden on our operations in Argentina in the future.

•

Fluctuations in the value of the Argentine peso could adversely affect the Argentine economy, and consequently our results of operations in Argentina or the financial condition of our Argentine subsidiary.

•	The Argentine economy could be adversely affected by economic developments in other global markets.

•	Future policies of the Argentine government may affect the economy as well as our operations in Argentina.

Risks Relating to Uruguayan Free Zone Regulation

•	We may be materially and adversely affected in case of termination, non-renewal or non-extension of the tax incentives that benefit certain of our subsidiaries in Uruguay.

Other Risks Relating to the Countries in which We Operate

•	We are an international company that is exposed to the risks of doing business in many different, and often less developed and emerging market countries.

•	Changes in rules and regulations with respect to cabotage or their interpretation in the markets in which we operate could have a material adverse effect on our results of operations.

•

Because we generate the majority of our revenues in U.S. dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

Risks Relating to Our Indebtedness

•

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the 2025 Notes and our other obligations.

•

Despite our current indebtedness levels, we and our subsidiaries may be able to incur more debt in the future, including secured debt. This could further exacerbate the risks associated with our substantial indebtedness.

•	The agreements and instruments governing our debt contain restrictions and limitations that could significantly impact our ability to operate our business.

•

Our ability to generate the significant amount of cash needed to service our debt obligations and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors, many of which may be beyond our control.

•

If volatility in the London InterBank Offered Rate, or LIBOR, occurs, or if LIBOR is replaced as the reference rate under our debt obligations, it could affect our profitability, earnings and cash flow.

•	The market values of our vessels may fluctuate significantly which could cause us to breach covenants in debt that we may incur.

•	The 2025 Notes will be effectively subordinated to the obligations of any future non-guarantor subsidiaries.

•	We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing the 2025 Notes.

•	The international nature of our operations may make the outcome of any insolvency or bankruptcy proceedings or other exercise of remedies outside of bankruptcy difficult to predict.

•	Certain requirements must be met for the recognition and enforceability of a foreign judgment by courts outside the United States.

•	Obligations under the guarantees are subordinated to certain statutory preferences.

•	Our being subject to certain fraudulent transfer and conveyance statutes may have adverse implications for the holders of the 2025 Notes.

Risks Relating to Our Organizational Structure

•

We are a majority-owned subsidiary of Navios Holdings, through which significant controlling stockholders, along with members of our management team, may exert considerable influence over our actions in ways that may not serve the interests of investors.

•	We may be subject to a change of control, which could result in a disruption in our operations that could adversely affect our business, financial condition and results of operations.

•

We have meaningful relationships with Navios Holdings and Navios Shipmanagement, and we depend on them for certain services and benefit from their global networks to obtain competitive financing. If their financial condition deteriorates or conflicts of interest arise or if our relationship with Navios Shipmanagement ends or is significantly altered, our business and results of operations could be materially and adversely affected.

•

Our success depends upon our management team and other employees, and if we are unable to attract and retain key management personnel and other employees or our management team fails to provide the capabilities that we require, our results of operations may be negatively impacted.

•

We are incorporated in the Republic of the Marshall Islands, a country that does not have a well-developed body of corporate law, which may negatively affect the ability of public common shareholders to protect their interests.

•

We, and certain of our officers and directors may be difficult to serve with process as we and our subsidiaries are incorporated in various jurisdictions outside the United States and certain of our officers and directors may reside outside of the United States.

•	We are a holding company, and depend entirely on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

•	We are a “foreign private issuer” which exempts us from certain SEC requirements.

General Risks

•

The recent global outbreak of novel coronavirus disease (COVID-19) could potentially disrupt charter rates, vessel values and could have an adverse impact on our business, financial condition, results of operations or prospects.

•

We are subject to certain credit risks with respect to our counterparties on contracts, and the failure of such counterparties to meet their obligations could cause us to suffer losses on such contracts and thereby decrease revenues and income.

•

We are subject to various laws, regulations, and international conventions, particularly environmental and safety laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities, including any resulting from a spill or other environmental incident, which could affect our cash flows and profit.

•	We may be unable to obtain financing for our growth or to fund our future capital expenditures, which could materially and adversely affect our results of operations and financial condition.

•

As we expand our business, we may have difficulty managing our growth, including the need to improve our operations and financial systems, staff and crew or to receive required approvals to implement our expansion projects. If we cannot improve these systems, recruit suitable employees or obtain required approvals, we may not be able to effectively control our operations.

•

Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially and adversely affect our results of operations, financial condition and cash flows.

•

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a high tax rate on our earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

•	Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the EU and other jurisdictions/authorities.

•

We may be unable to prevent our directors, executive officers, employees and suppliers from engaging in corrupt, fraudulent or irregular practices, which could result in regulatory fines and damage to our reputation.

•	We could be materially and adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

•

Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

•	The implementation of our business strategy, as well as our future growth, will require additional capital that may not be available or, if available, may not be on favorable terms.

•	We may not be able to implement our business strategy as planned.

•	Unfavorable decisions in judicial, administrative or arbitration proceedings may adversely affect us.

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

Some of the factors that influence the demand for vessels include, but are not limited to:

•	global and regional production of, and demand for, dry bulk commodities, in particular, soybean and iron ore, and petroleum and refined petroleum products;

•	the price of refined petroleum products, including the effects of existing or contemplated local government subsidies;

•	regulations in the regions where we operate, including IMO regulations;

•	embargoes and strikes; and

•	changes in river, sea and other transportation patterns and the supply of and rates for alternative means of transportation.

Some of the factors that influence the supply of vessels include, but are not limited to:

•	the number of newly constructed vessel deliveries in the area in which we operate;

•	the scrapping rate of older vessels;

•	the price of steel and other inputs;

•	the number of vessels that are out of service at a given time;

•	changes in licensing regulations and environmental and other regulations that may limit licenses, the useful life, carrying capacity or the operations of our fleet; and

•	port or canal traffic and congestion.

Further, public health or safety concerns and governmental restrictions, including those caused by outbreaks of pandemic disease such as the recent coronavirus outbreak, that cause us or our customers to suspend operations in affected areas, may impact both demand for and supply of our vessels in some of the countries in which we operate or cause an economic downturn adversely affecting demand for our services

Our grain port business has seasonal components linked to the grain harvests in the region. At times throughout the year, the capacity of our grain port terminal (the “Grain Terminal”), including the loading and unloading operations, as well as the space in silos could be exceeded, which could materially and adversely affect our operations and revenues.

A significant portion of our grain port business is derived from handling and storage of soybeans and other agricultural products produced in a region of navigable waters in South America on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina covering the entire length of the Parana River south of the Itaipu Dam, the entire length of the Paraguay River south of Corumba, the Uruguay River and the River Plate west of Buenos Aires (the “Hidrovia Region”), mainly during the season between April and September. This seasonal effect could, in turn, increase the inflow and outflow of barges and vessels in our dry port and cause the space in our silos to be exceeded, which in turn would affect our timely operations or our ability to satisfy the increased demand. Inability to provide services in a timely manner may have a negative impact on our clients’ satisfaction and result in loss of existing contracts or inability to obtain new contracts.

We are subject to certain operating risks, including vessel breakdowns or accidents, that could result in a loss of revenue from the affected vessels, which in turn could have a material adverse effect on our results of operations or financial condition.

Our exposure to operating risks of vessel breakdown and accidents mainly arises in the context of our owned or bareboat chartered and operated vessels, including barges, tankers and pushboats. If any of the vessels in our fleet suffers damage, it may need to be repaired at a drydocking facility. The costs of drydocking are unpredictable and can be substantial. The loss of earnings while these vessels, barges and pushboats are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels, barges and pushboats are damaged or drydocked at the same time. For the fleet which is or may be chartered-in most operating risks relating to these time chartered vessels remain with their owners. If we pay hire on a chartered-in vessel or barge at a lower rate than the rate of hire it receives from a sub-charterer to whom we have chartered out the vessel, a breakdown or loss of the vessel due to an operating risk suffered by the owner will, in all likelihood, result in our loss of the positive spread between the two rates of hire. Breakdowns, accidents or drydocking costs involving our vessels and losses relating to chartered vessels that are not covered by insurance would result in a loss of revenue from the affected vessels, which may materially and adversely affect our financial condition and results of operations.

We are subject to certain operating risks in our port terminals that could affect the performance of our contractual commitments which could result in a loss of revenue, and which in turn could have a material adverse effect on our results of operations or financial condition.

Our operations are subject to a number of risks affecting our port facilities and our construction sites. These risks include, but are not limited to, mechanical and electrical failure, accidents, personal injury, loss or theft of cargo, or damage, fires, explosions, business interruption, political conditions and hostilities, labor strikes, adverse weather conditions such as floods, natural disasters, accidents on waterways or in coastal routes or accidents in our loading or unloading terminals, including environmental accidents and collisions, each of which could potentially result in damages, penalties, fines, indemnities or costs payable to third parties and other claims against us. Further, public health or safety concerns and governmental restrictions, including those caused by outbreaks of pandemic disease such as the recent global outbreak of novel coronavirus disease (COVID-19), may cause us to suspend operations in affected areas. Our exposure to these operating risks in our port terminals may adversely affect our capacity to duly perform our contractual obligations under our take-or-pay contracts. In addition, these operating risks may result in additional repair costs for equipment, including cranes, conveyor belts, stacker-reclaimer, shiploaders, or piers, which are unpredictable and can be substantial. The loss of earnings while these damages are being repaired, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if this leads to a default under our contracts, which would materially affect our financial condition and results of operations.

We derive a significant part of our revenues from a small number of customers, and the loss of one or more of these customers could materially and adversely affect our revenues.

In each of our businesses, we derive a significant part of our revenues from a small number of customers. We expect that a small number of customers will continue to generate a substantial portion of our revenues for the foreseeable future. For the year ended December 31, 2020, our largest customer, Vale International S.A. (“Vale”), accounted for 31.8% of our revenues, and our five largest customers accounted for approximately 58.7% of our revenues, with no such customer (other than Vale) accounting for greater than 10% of our revenues. For the year ended December 31, 2019, our largest customer, Vale, accounted for 36.4% of our revenues, and our five largest customers accounted for approximately 64.0% of our revenues, with no such customer (other than Vale) accounting for greater than 10% of our revenues. For the year ended December 31, 2018, our three largest customers, Vale, Cammesa S.A. (“Cammesa”) and Axion Energy Paraguay S.A. (“Axion Energy”), accounted for 32.2%, 10.6% and 10.3% of our revenues, respectively, and our five largest customers accounted for approximately 65.3% of our revenues with no such customer (other than Vale, Cammesa or Axion Energy) accounting for greater than 10% of our consolidated revenues. We expect that such customers will continue to generate a substantial portion of our revenues for the foreseeable future. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges as well as port terminals and these customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of our significant customers, including our large take-or-pay customers, or the change of the contractual terms of any one of our most significant take-or-pay contracts or any significant dispute with one of these customers could materially and adversely affect our financial condition and our results of operations.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially and adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, its disagreements with us or otherwise;

•	the customer terminates the contract because we fail to meet its contracted storage needs and/or the contracted operational performance;

•

the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

The loss of any of our charterers, time charters or vessels, or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our common shareholders, or our ability to continue to service our indebtedness.

We could also become involved in legal disputes with customers, including but not limited to our long-term take-or pay customers, relating to our contracts, be it through litigation, arbitration or otherwise, which could lead to delays in, or suspension or termination of our contracts and result in time-consuming, disruptive and expensive litigation or arbitration. If such contracts are suspended for an extended period of time, or if a number of our material contracts are terminated or renegotiated, our financial condition and results of operations could be materially and adversely affected. Even if we prevail in legal disputes relating to our customer contracts, which could entitle us to compensation, we cannot assure you that we would receive such compensation on a timely basis or in an amount that would fully compensate us for our losses.

Vale’s payments represent a significant portion of our revenue and if Vale were unable or unwilling to fulfill their obligations under the in-force agreements with us, it could significantly reduce our revenues and cash flow.

Vale’s payments, including in connection with the Vale port contract, to us represented approximately 31.8%, 36.4% and 32.2% of our revenue for the years ended December 31, 2020, 2019 and 2018, respectively. Reductions in the demand for or the oversupply of iron ore would place Vale under financial pressure and may increase the likelihood of Vale being unable or unwilling to pay us contracted rates or renew contracts upon termination.

If Vale were to terminate or not renew the Vale port contract, we may be unable to enter into new contracts under similarly favorable terms or at all.

In addition, the ability and willingness of Vale to perform its obligations under the agreements with charter parties and the iron ore port (the “Iron Ore Terminal”) service contract will depend upon a number of factors that are beyond our control and may include, among other things, general conditions of the Brazilian economy, general international economic conditions, the state of the capital markets, the condition of the commodities industry and charter hire rates. Should Vale fail to honor its obligations under the agreements with us, we could sustain significant losses, which in turn could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows. Notwithstanding the foregoing, our contracts have dispute resolution clauses and protections that we may seek to enforce in such events. For example, on June 10, 2016, the Company initiated arbitration proceedings against Vale pursuant to the dispute resolution provisions of the service contract relating to the Iron Ore Terminal in Nueva Palmira. On December 20, 2016, the arbitration tribunal ruled that the Vale port contract remains in full force and effect, and if Vale were to further repudiate or renounce the contract, we may elect to terminate the contract and be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract. As of the date hereof, no further claim has been made or received from Vale. Any litigation or arbitration proceeding would be costly and time consuming and may result in the deterioration of our commercial relationships with Vale.

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

As a result of these factors, when our contracts, including our long-term port contracts and charters, expire, we cannot assure you that we will be able to successfully replace them promptly or at all or at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our noteholders or lenders. Our ability to renew the contracts on our current or future vessels by the time of their expiration or termination, and the rates payable under any replacement contracts, will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation and storage of commodities as described above.

However, if we are successful in employing our vessels under longer-term contracts, our vessels will not be available for trading in the spot market during an upturn in the market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels with profitable contracts, our results of operations and operating cash flow could be materially and adversely affected.

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

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to ours. With respect to exports, our competitors are Montevideo Port in Montevideo, and Ontur and TGU in Nueva Palmira. The main competitor of our Liquid Port Terminal in Paraguay is Petropar, a Paraguayan state-owned entity (“Petropar”). Other competitors include Copetrol S.A. (“Copetrol”), TLP Chartering (“TLP”), Petróleo Brasileiro S.A. (“Petrobras”) and Trafigura Pte Ltd. (“Trafigura”).

We face competition in our Barge and Cabotage Businesses with transportation of oil and refined petroleum products from other independent shipowners and from vessel operators. The charter markets in which our vessels compete are highly competitive. Key competitors include the successor of Atria Logistica S.A., Hidrovias do Brasil, Interbarge, P&O, Imperial Shipping and Fluviomar. In addition, some of our customers, including ADM, Cargill, Louis Dreyfus and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. We also compete indirectly with other forms of land-based transportation such as truck and rail. These companies and other smaller entities are regular competitors of ours in our primary trading areas. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility.

Our competitors may be able to offer their customers lower prices, higher quality service and greater name recognition than we do. Accordingly, we may be unable to retain our current customers or to attract new customers.

Our business can be affected by adverse weather conditions, effects of climate change, public health concerns and other factors beyond our control, that can affect production of the goods we transport and store as well as the navigability of the river system on which we operate.

A significant portion of our business is derived from the transportation, handling and storage of iron ore, soybeans and other agricultural products produced in the Hidrovia Region. Any drought or other adverse weather conditions, such as floods, could result in a decline in production of these products, which would likely result in a reduction in demand for our services. This would, in turn, negatively impact our results of operations and financial condition. Furthermore, our fleet operates in the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as changes in the depth of the water or the width of the navigable channel, could, in the short-term, reduce or limit our ability to effectively transport cargo on the rivers. The possible effects of climate change, such as floods, droughts or increased storm activity, could similarly affect the demand for our services or our operations. Further, the impact of the pandemic outbreak of the novel coronavirus disease (COVID-19) may impact our operations and, as a result, could have a material adverse impact our business, financial condition, results of operations or prospects.

A prolonged drought, the possible effects of climate change, widespread or prolonged public health concerns including those relating to the pandemic outbreak of the novel coronavirus disease (COVID-19) or other turns of events that are perceived by the market to have an impact on the region, the navigability of the Parana or Paraguay Rivers or our business in general may, in the short-term, result in a reduction in the market value of our ports, barges and pushboats that operate in the region. For example, in 2020, throughput of our Grain Terminal decreased by 27.3% compared to 2019 as a result of lower Uruguayan exports due to reduced Uruguayan soybean production and lower transshipment of grains from Paraguay and Bolivia due to difficult navigation conditions because of a prolonged period of unusually warm weather and a drought in southern Brazil, Paraguay and northern Argentina resulted in water levels in the Paraná River dropping to their lowest levels in decades. Such difficult conditions also adversely affected our Barge Business through 2020. These barges and pushboats are designed to operate in wide and relatively calm rivers, of which there are only a few in the world. If it becomes difficult or impossible to operate profitably our barges and pushboats in the Hidrovia Region and we are forced to sell them to a third party located outside of the region, there is a limited market in which we would be able to sell these vessels, and accordingly we may be forced to sell them at a substantial loss, if at all.

Delays, cancellations or non-completion of deliveries of purchased vessels, including second-hand and newbuilding vessels could have an adverse effect on our operating results.

We do not derive any revenue from a vessel until after its delivery and are required to pay substantial sums as progress payments during construction of a newbuilding or for the purchase of a secondhand vessel. In the event the vessel is not delivered by the shipyard or the seller is otherwise not accepted by us, we will not derive the revenues from such ship as we had planned and we may not be fully compensated under the construction agreement (and the related guarantees) with respect to such progress payments, or deposits paid to sellers, in which case we would lose the amounts we have advanced the seller or to the shipyards for such progress payments. In addition, if we enter into charterparties or contracts with our clients related to purchased vessels, if a shipbuilder or a seller fails to deliver the vessel as agreed, we may breach our obligations under such agreements with our customers. If we are in breach of those contracts, our customers may terminate them and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.

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

•

the impact of extraordinary external events, such as the current pandemic health event resulting from the novel coronavirus disease (COVID-19), and their collateral consequences, including labor shortages and government restrictions such as factory closures and restrictions on travel, resulting in the extended disruption of economic activity in our markets;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	inability to finance the construction or conversion of the vessels; or

•	inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, cancelled or otherwise not completed, our future earnings could be materially and adversely affected.

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

As charterers prefer newer vessels that are more fuel efficient than older vessels, the age of some of our vessels, barges and pushboats may make them less attractive to charterers. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. The ages and rates at which risks and costs associated with vessels increase are dependent on numerous, complex factors and may vary substantially from vessel to vessel. Such factors include the condition of the vessel, the nature of the use of the vessel (including whether the vessel is used in fresh water, in which vessels typically have a longer a useful life, or salt water), whether various additional life-extending investments have been made in the vessel, any prior owner maintenance and operating practices, the nature of cargoes that could be carried, and the possibility that such vessels could be used in ports and docks, which could increase the wear on the vessel.

We cannot assure you that, as our operational port equipment and vessels barges and pushboats age, market conditions will justify those expenditures or enable us to operate them profitably during the remainder of their useful lives. If we sell such assets, we may have to sell them at a loss, or opt to scrap our assets, and if clients no longer use our ports or charter-out our vessels due to their age, our results of operations could be materially and adversely affected.

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

We are subject to vessel security regulations and we incur costs to comply with adopted regulations. We may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

We are subject to local and national laws as well as international treaties and conventions, intended to enhance and ensure vessel security. These laws are detailed below under “—We are subject to various laws, regulations, and international conventions, particularly environmental and safety laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities, including any resulting from a spill or other environmental incident, which could affect our cash flows and profit.” We have and will continue to implement the various security measures addressed by all applicable laws and will take measures for our vessels or vessels that we charter to attain compliance with all applicable security requirements within the prescribed time periods. Changes in governmental regulations, safety or other equipment standards, including those resulting from the recent pandemic outbreak of the novel coronavirus disease (COVID-19), as well as compliance with standards imposed regulatory organizations in the Hidrovia and other areas where we operate, as well as customer requirements or competition, may require us to make capital and other expenditures. In order to satisfy any such requirements, we may be required to take one or more of our vessels out of service for extended periods of time, with corresponding losses of revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

Our failure to receive required approvals for or timely complete construction and commence full operation or secure satisfactory commercial contracts of our planned Port Murtinho and Nueva Palmira Free Zone port terminal facilities could negatively affect our business operations, and we may experience difficulty managing our growth as we expand our business.

We are currently developing a multipurpose upriver port terminal in Port Murtinho in the State of Mato Grosso do Sul, in the center-west region of Brazil, for exports of agricultural commodities and imports of fertilizers and fuel products. In 2018, we purchased approximately 3.5 hectares of undeveloped, river-front land located in Port Murtinho in which the new terminal is expected to be constructed. In 2019 and 2020, we purchased approximately 3.2 additional hectares bordering the original land acquired, and on March 24, 2021, we acquired 2.3 additional hectares. The new terminal is expected to service the needs of our clients for exports of soybeans, grains, sugar and other agricultural commodities and imports of fertilizers and fuel products. We have developed a master plan for the new terminal and concluded the licensing process for construction. As of the date of this report, we expect to complete construction of the new terminal in 2022. The new terminal is still in the early stages of development, and there can be no assurance that it will be constructed.

We have available land in Brazil and Uruguay where we plan to develop the new terminals, and will need to receive required authorizations from several governmental authorities in order to do so. If these authorities deny our request for authorization, or if existing authorizations are revoked, we will not be able to proceed with construction. We also have 144 acres available to be developed inside or near the Nueva Palmira Free Zone in Uruguay. In part of this available land, we plan to develop a new terminal for refined liquid products. The new liquid terminal will service the market for the storage and transshipment of fuel products for export to other countries via the Hidrovia Waterway and the sale of fuel products within Nueva Palmira Free Zone for bunkering operations of vessels and push boats. The development of this terminal depends on numerous governmental authorizations and permits. The new liquid terminal can also service the market for storage and sale of fuel products in Uruguay, however this operation requires a regulatory change that would open up the market to the private sector for import of fuel products in Uruguay, which is currently a state monopoly. Before commencement of operations of the new liquid terminal, we intend to start liquid operations in the area by selling liquid products within the Nueva Palmira Free Zone, which does not require any change in local regulation. There can be no assurance that we will obtain all necessary authorizations and permits, or this change in regulation will materialize, or that the new liquid terminal in Nueva Palmira will be constructed.

If we fail to secure commercial agreements with prospective clients to our satisfaction, we may decide to delay or not proceed with these investments. Further, there can be no assurance that we will complete the expected development of the new terminal or complete construction of the new terminals as scheduled or without cost overrun. Even if construction is completed on a timely basis, there can be no assurance that full operation of the new terminals will commence as expected. In addition, we may not be able to attract a sufficient number of skilled workers to meet the needs of the new terminals. If we experience delays in construction or commencement of the full operations, increased costs or lack of skilled labor or other unforeseen events, our business, financial condition and results of operations could be materially and adversely affected.

Rising crew costs, fuel prices and other cost increases may adversely affect our profits.

At December 31, 2020, we employed 396 land-based employees and 565 seafarers as crew on our vessels. Crew costs are a significant expense for us. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our time and spot contracts. Additionally, labor union activity in the Hidrovia Region may create pressure for us to pay higher crew salaries and wages. In addition, fuel is one of the largest operating expenses in our Barge and Cabotage Businesses, when the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by governments, worldwide price levels and market conditions. Currently, most of our long-term contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. We may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent our contracts do not pass-through changes in fuel prices to our clients, we will be forced to bear the cost of fuel price increases. We may hedge in the futures market all or part of our exposure to fuel price variations. We cannot assure you that we will be successful in hedging our exposure. In the event of a default by our contractual counterparties or other circumstance affecting their performance under a contract, we may be subject to exposure under, and may incur losses in connection with, our hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. We may not be able to pass onto our customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially and adversely affect our results of operations.

If we fail to fulfill the oil majors’ vetting processes, it could materially and adversely affect the employment of our tanker vessels in the spot and period markets, and consequently our results of operations.

The oil majors consider numerous factors in evaluating commercial decisions, and, through their association, OCIMF, have developed and are implementing two tools: (a) the Ship Inspection Report Program (“SIRE”) and (b) the Tanker Management and Self Assessment (“TMSA”) program. The former is a ship inspection based upon a thorough Vessel Inspection Questionnaire and performed by OCIMF-accredited inspectors, resulting in a report being logged on SIRE. The report is an important element of the ship evaluation undertaken by any oil major when a commercial need exists.

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

Vessels, pushboats and barges must undergo an annual survey, an intermediate survey and a special survey. For certain vessels, in lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery and/or its hull would be surveyed periodically over a five-year period. Certain of our vessels are on continuous survey cycles for machinery inspection. Certain vessels are also required to be drydocked every two to three years on intermediate survey and every five years on special survey, while pushboats are required to be drydocked every six years on special survey for inspection of the underwater parts of such vessel and every three years for a floating intermediate survey and barges are required to be drydocked up to every eight years on special survey for inspection of the underwater parts of such vessel and every two years for a floating intermediate survey.

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

Our vessels operate in South America where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. Under some jurisdictions, the conveyance of illegal drugs in vessels could subject these vessels to forfeiture to the government of such jurisdiction. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We may employ our fleet on the spot market and thus expose ourselves to risk of losses based on short-term decreases in shipping rates.

We periodically employ some of our fleet on a spot basis. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in our target markets have not yet been clearly determined but we expect them to exhibit significant volatility as the South American markets mature. We cannot assure you that we will be successful in keeping our fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably, as spot rates may decline below the operating cost of vessels. A significant decrease in spot market rates or our inability to fully employ our fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially and adversely affect our results of operations, and operating cash flow.

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

The operation of vessels in international and regional trade is inherently risky. Not all risks may be adequately insured against and any particular claim may not be paid and any indemnification paid due to the occurrence of a casualty covered by our policies may not be sufficient to entirely compensate us for the damages suffered. We do not currently maintain loss of hire, credit risk or defense insurance, which would cover the loss of revenue if any of our contracts were terminated prior to their expiration and our legal costs to recover related damages. We also do not maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Furthermore, we do not maintain strike insurance, which would protect us from loss of revenue due to labor disruptions, except at our dry and wet port terminals. Accordingly, any extended vessel off-hire, due to an accident, labor disruption or other reason, could have a material adverse effect on our business. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

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

We may not be able to timely obtain replacement vessels or other assets in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet and port terminals. Our insurance policies also contain deductibles, limitations and exclusions, which can result in significant increased overall costs to us.

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

Risks Relating to Environmental Matters

The Company is subject to extensive environmental legislation, and if the Company or its subsidiaries do not comply with the applicable regulations, the Company’s business may be adversely affected.

If, during the course of our operations, any spillage of polluting products into the marine environment occurs, and the activities of one or more vessels are stopped, our business, results of operations, and reputation may be damaged.

In addition, new or more stringent environmental standards (including measures to address climate change) imposed on us could require additional investments that may vary widely from those currently planned, and, as a result, we may be adversely affected.

We may be liable for losses and damages to third parties, including environmental damages.

Environmental legislation in certain jurisdictions where we operate imposes strict civil liability on anyone who causes, directly or indirectly, environmental degradation. Therefore, the duty to repair or indemnify the damages caused to the environment and to affected third parties does not depend on intent or guilt, but rather on the existence of any damage as a result of the activity carried out. The payment of substantial environmental fines or charges may have a material adverse effect on the Company. Further, a single action can result in environmental liability in civil, criminal or administrative proceedings, or any combination thereof. The absence of responsibility in one of these spheres does not necessarily exempt the accused from responsibility in the others. Should we cause or otherwise be held responsible for any environmental damage, we may experience an adverse effect on our business and results of operation.

We may fail to comply with the conditions provided for under our environmental licenses.

Our operations depend on environmental licensing granted by governmental authorities. Such licensing is usually subject to technical conditions that may involve limitations on our operations. We may fail to comply with the aforementioned conditions and become subject to fines or the revocation or suspension of our licenses, which have a material adverse effect on our results of operations.

Risks Relating to the Countries in which we Operate

Risks Relating to Argentina

Argentine government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls, devaluation, wages and taxes, restrictions on production, imports and exports, and governmental measures in response to the COVID-19 pandemic have had and could continue to have a material adverse effect on us. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition or results of operations, the guarantees or the market price of the Notes.

The economic conditions of Argentina may affect the financial condition and results of operations of our Argentine subsidiary.

The financial condition and the results of operations of our Argentine subsidiary depend to a large extent on political, macroeconomic and regulatory circumstances in Argentina. The Argentine economy has experienced significant volatility in recent years, including several periods of low or negative growth and high and variable levels of inflation and devaluation. The Argentine economy is currently in recession, exacerbated by the global COVID-19 pandemic, which may result in increased inflation or further economic deterioration in Argentina. There can be no assurance that the condition of the Argentine economy will improve in the future. As a result, both the policies that could be adopted by the Argentine government and future economic, macroeconomic, regulatory, social and political circumstances or developments in Argentina could have a material adverse effect on the business, financial condition or results of operations of our local subsidiaries as well as the value of certain of our assets.

As a result, both the policies that could be adopted by the Argentine government and future economic, macroeconomic, regulatory, social and political circumstances in Argentina could have a material adverse effect on the business, financial condition or results of operations of our local subsidiaries.

The impact of political developments in Argentina remains uncertain and could adversely affect the Argentine economy.

The government led by Alberto Fernández elected in October 27, 2019, took office on December 10, 2019. Since then, the Fernandez administration has announced and introduced significant economic and policy reforms. On December 21, 2019, the Argentine Congress approved the “Social Solidarity and Productive Reactivation Law,” which entered into force on December 23, 2019. This law declared a public emergency in economic, financial, fiscal, administrative, pension, tariff, energy, health and social matters, and introduced several tax changes in Argentina, such as income tax, personal assets tax, taxation on the purchase of foreign currency and export duties on certain services.

On December 13, 2019, the Fernandez administration published Decree 34/2019, which states the public occupational emergency for a period of 180 days and establishes the right of the affected workers to receive a double legal-mandated severance pay in case of dismissal without just cause. The Government went a step further amid the COVID-19 pandemic, and issued Decree No. 329/2020, restricting the ability to terminate employment with or without cause for 60 business days, prorogued it for 60 additional business days by Decree No.624/2020. Additionally, Decree 14/2020 established a minimum and uniform salary increase for all employees of the private sector. Additionally, in accordance with Decree No. 39/2021, the dismissal prohibition was extended for 90 days, and the double legal-mandated severance pay was extended until the end of 2021 in the case of dismissal without cause, with a limit of up to 500,000 Argentine pesos.

The Argentinean government is under negotiations with the International Monetary Fund (the “IMF”) to restructure the current debts of the Argentina with the IMF. No assurances can be made on whether the debt will be restructured or not. Any failure to restructure the debt can lead to a default scenario which could adversely affect the result of our operations and financial condition.

We can offer no assurances as to the policies that may be implemented by the Fernández administration, or that political developments in Argentina will not adversely affect the Argentine economy and our business, financial condition and results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations.

Continuing inflation may have material adverse effects on the Argentine economy.

Argentina has faced and continues to face high inflationary pressures. Over the last few years, the Argentine government has implemented certain programs aimed at controlling inflation and monitoring the prices of many goods and services, including price agreements between the Argentine government and private sector companies. Inter-annual inflation recorded for the years 2018 and 2019 reached 47.6% and 53.8%, respectively, and inflation in 2020 was around 35% according to official information. The increase in salaries and public expenditure under the new administration could have a direct influence on inflation.

A high inflation economy could undermine Argentina’s cost competitiveness abroad if not offset by a devaluation of the Argentine peso, which could also negatively affect economic activity and employment levels. Freight under those contracts with clients from our Argentine subsidiary is denominated in U.S. dollars and is collected in Argentine pesos at the prevailing exchange rate. These contracts also include crew cost adjustment terms. Uncertainty about future inflation may contribute to slowdown or contraction in economic growth. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of our Argentine subsidiary could be affected by inflation and exchange rate volatility in the future. There can be no assurance that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Fernández administration to control inflation will be effective or successful.

Notwithstanding the economic environment in Argentina, including Argentina’s increase of its monetary base to finance public expenditures, and the resulting high inflationary as of December 31, 2020, we do not consider inflation to be a significant risk factor to our cost of doing business in the foreseeable future as the functional currency of our Argentine subsidiary is the U.S. dollar. In addition, the day-to-day operations of our Argentine subsidiary are dependent on the relative value of the Argentine peso to the U.S. dollar.

The current and future foreign exchange policy of Argentina may affect the ability of our Argentine subsidiary to make money remittances outside of Argentina.

In Argentina, since the amendment of the convertibility law in December 2001, the Argentine government has imposed several restrictions on the purchase of foreign currency in the exchange market and the transfer of funds outside of Argentina, substantially limiting the ability of companies to retain foreign currency or make payments abroad, including the distribution of dividends Beginning in December 2015, the Argentine government gradually eased such restrictions, until their complete lifting in 2017. However, on September 1, 2019 the Argentine government reinstated exchange controls and restrictions on transfers abroad. These new controls and restrictions currently apply with respect to access to the Argentine foreign exchange market for purchase of foreign currencies, the payment of external financial debts, the payment of dividends and corporate profits, payments of imports of goods and services, among other things, and impose the obligation to repatriate and settle the proceeds from exports of goods and services in Argentine pesos. In addition, the Argentine Central Bank established certain regulations to avoid practices and transactions aimed to circumvent, through the use of securities and other instruments, the restrictions set forth by the current foreign exchange control regulations.

As of the date hereof, the restrictions outlined above remain in place. As a consequence of the deepening of exchange controls, the difference between the official exchange rate, which is currently utilized for both commercial and financial operations, and other informal exchange rates that arose implicitly as a result of certain operations commonly carried out in the capital markets (“dollar MEP” or “cash with liquidation”), increased during 2020, creating a gap of approximately 67% with the official exchange rate as of December 31, 2020.

The Argentine government could maintain a single official exchange rate or create multiple exchange rates for different types of transactions. Further, the imposition by the Argentine government of further regulations, exchange controls and restrictions or other measures in response to capital outflows or the devaluation of the Argentine peso could weaken public finances. Such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business in Argentina and results of operations of our Argentine subsidiary.

As a result of the foreign exchange control regulations in Argentina, our local subsidiaries may not be able to freely access the Argentine foreign exchange market to acquire U.S. dollars and from transferring funds outside of Argentina. Further, as part of the foreign exchange restrictions, an Argentine financial institution may at its absolute discretion refuse to carry out a transfer of funds out of Argentina or may request a formal approval from the Argentine Central Bank before proceeding with the transfer of funds out of Argentina.

Any operation that does not comply with the provisions of the foreign exchange regulations is subject to Law No. 19,359 of the Foreign Exchange Criminal Regime in Argentina.

The Argentine government could maintain these exchange controls, impose new controls, strengthen transfer restrictions or impose other requirements that may impair the ability of our local subsidiaries to access the foreign exchange market, acquire U.S. dollars, or transfer funds abroad of Argentina. Any or all of these actions could materially affect the ability of the local subsidiaries to transfer funds abroad, and therefore affecting our ability to service our debt and satisfy our obligations.

The Argentine government has made certain changes to its tax rules that affected our operations in Argentina in the past, and could further increase the fiscal burden on our operations in Argentina in the future.

The Argentine government has made certain changes to its tax rules that affected our operations in Argentina in the past, and could further increase the fiscal burden on our operations in Argentina in the future. If the Argentine government decides to alter the tax regime in Argentina, our results of operations and financial condition of our Argentine subsidiary could be materially and adversely affected.

Fluctuations in the value of the Argentine peso could adversely affect the Argentine economy, and consequently our results of operations in Argentina or the financial condition of our Argentine subsidiary.

The Argentine peso has suffered significant devaluations against the U.S. dollar in the past and has continued to devalue against the U.S. dollar in recent months. According to Argentina’s Central Bank, the Argentine peso depreciated approximately 14.3% against the U.S. dollar in 2012, 32.6% in 2013, 31.1% in 2014, 52.5% in 2015, 19.5% in 2016, 17.5% in 2017, 100% in 2018, 56% in 2019 and 41% in 2020.

The devaluation of the Argentine peso has had a negative impact on the ability of certain Argentine businesses to honor their foreign currency-denominated debt and has also led to very high inflation and significantly reduced real wages. If the Argentine peso is further significantly devalued, the Argentine economy and our business in Argentina could be adversely affected. In September 2019, foreign currency controls were reinstated in Argentina.

The success of any measures taken by the Argentine government to restore market confidence and stabilize the value of the Argentine peso is uncertain. Significant variations in the comparative value of the Argentine peso to the U.S. dollar could adversely affect our business in Argentina and the financial condition and results of operations of our Argentine subsidiary.

The Argentine economy could be adversely affected by economic developments in other global markets.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the EU, China and the United States), including as a result of the ongoing COVID-19 pandemic, could have a material adverse impact on Argentina’s balance of trade and could adversely affect Argentina’s economic growth. Argentina may also be affected by other countries that have influence over world economic cycles. If interest rates rise significantly in developed economies, including the United States, emerging market economies, including Argentina, could find it increasingly challenging and expensive to borrow capital and refinance existing debt, which could negatively affect their economic growth.

Future policies of the Argentine government may affect the economy as well as our operations in Argentina.

During the past years the Argentine government took several actions to re-nationalize concessions and public services companies that were privatized in the 1990’s, such as YPF, Aguas Argentinas S.A. and Aerolíneas Argentinas S.A. Future expropriations, nationalizations or requisitions, as well as changes in taxation, laws, regulations or policies affecting foreign trade, investment, or others that may be adopted by the Fernandez administration could adversely affect our business in Argentina and the financial condition and results of operations of our Argentine subsidiary. For example, the Fernandez administration announced its intention to expropriate a seed trade company, and while certain initial steps were taken by the government, no further action was taken from the Argentine government to effect such expropriation.

Similar measures, such as mandatory renegotiation or modification of existing contracts among others, that may be adopted by the Argentine government in the future could also adversely affect our business in Argentina, financial condition and results of operations of our Argentine subsidiary.

Risks Relating to Uruguayan Free Zone Regulation

We may be materially and adversely affected in case of termination, non-renewal or non-extension of the tax incentives that benefit certain of our subsidiaries in Uruguay.

Certain of our subsidiaries in Uruguay are operating as direct free trade zone users under free zone user agreements with the Free Zones Division of the Uruguayan Department of Trade (“Free Zone User Agreements”), allowing them to operate in isolated public areas in Nueva Palmira, Uruguay, and to enjoy tax exemptions and other benefits, such as a generic exemption on present and future Uruguayan national taxes including the Corporate Income Tax, Value-Added Tax and Wealth Tax. Other benefits that such subsidiaries enjoy are simplified corporate law provisions, the ability to negotiate preferential public utility rates with government agencies and government guarantees of maintenance of such benefits and tax exemptions. Free trade zone users do not need to pay import and export tariffs to introduce goods from abroad to the free trade zone, to transfer or send such goods to other free trade zones in Uruguay or send them abroad. These Free Zone Agreements have been extended to 2046 and may be extended further until 2066 at our option. In order to ensure the continuity of these incentives through the course of their terms, our subsidiaries must meet the Free Zone User Agreements or regulations governing free trade zones. However, our subsidiaries may lose all the tax benefits granted to them or be subject to fines if the Uruguayan Department of Trade—Free Zones Division concludes that our subsidiaries breached or failed to comply with the Free Zone User Agreements or regulations governing free trade zones. As a result, we could be materially and adversely affected.

The following are some of the causes under which the Uruguay Department of Trade—Free Zones Division may terminate the Free Zone User Agreements prior to expiration: the non fulfilment of the obligations to improve the land, as per the terms of each Free Zone User Agreements; breaches of the terms of the Free Zone User Agreements or the Free Zone Act No. 15,921; violation of labor laws; failure to pay agreed fees to the Uruguayan authorities; failure to make required social security contributions; or the commission of illegal acts or acts expressly forbidden by the Free Zone User Agreements. Should our Uruguayan subsidiaries lose their free zone user status, they will not be able to operate as free zone users and therefore to operate their terminal facilities.

The right of the Uruguay Department of Trade—Free Zones Division to early terminate the Free Zone User Agreements is subject to an explanation on the specific factual and legal reasons in which such decision is based. Generic decisions will not be admissible, just like not all breaches by the free zone users will entitle the Uruguayan Department of Trade—Free Zones Division to early terminate the Free Zone User Agreements. Such a decision must therefore be proportional to the noncompliance’s nature.

There can be no assurance that the tax benefits and exemptions granted to our subsidiaries under the Free Zone User Agreements will be renewed after the expiration of the Free Zone User Agreements, that the Free Zone User Agreements will not be early terminated or that, if renewed or otherwise replaced, the terms of any new Free Zone User Agreements will provide for equivalent or more favorable terms and conditions than those currently in effect. We will be materially and adversely affected if tax incentives that benefit our subsidiaries or the Free Zone User Agreements providing for such incentives are terminated and we are not able to renew or replace them. Even if the Free Zone User Agreements are renewed, if they provide for tax incentives that are not as favorable to us as those currently in effect, we could suffer a material adverse effect.

Other Risks Relating to the Countries in which We Operate

Certain of the countries in which we operate or may in the future operate in have experienced, and may continue to experience or experience in the future, political, legal and economic instability. Our activities may be adversely affected by political or economic instability or changes in law relating to our industry (including as a result of the novel coronavirus (COVID-19). We operate in Argentina, Brazil, Uruguay, Paraguay and other markets. There can be no assurance that changes in the governments or laws of the jurisdictions in which we operate or in the regulatory environment for our industry or for foreign-domiciled companies in such jurisdictions will not occur, and such changes may result in a material adverse effect on our business, financial condition, results of operations and prospects.

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

•

the impact of extraordinary external events, such as the current pandemic health event resulting from the novel coronavirus disease (COVID-19), and their collateral consequences, including labor shortages and government restrictions such as factory closures and restrictions on travel, resulting in the extended disruption of economic activity in our markets;

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

These risks may result in unforeseen harm to our business and financial condition. Also, some of our customers are headquartered in South America, and a general decline in the economies of South America, or the instability of certain South American countries and economies, could materially and adversely affect us.

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

In the markets in which we currently operate, in cabotage or regional trades, we are subject to restrictive rules and regulations on a region by region basis. Our operations currently benefit from these rules and regulations or their interpretation. For instance, preferential treatment is extended in Argentine cabotage for Argentine flagged vessels or foreign flagged vessels operated by local established operators with sufficient Argentine tonnage, in accordance with applicable local law, under one to three years’ licenses, including our Argentine cabotage vessels. Changes in cabotage rules and regulations or in their interpretation may have an adverse effect on our current or future cabotage operations, either by becoming more restrictive (which could result in limitations to the utilization of some of our vessels in those trades) or less restrictive (which could result in increased competition in these markets).

Because we generate the majority of our revenues in U.S. dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

We engage in regional commerce with a variety of entities. Our revenues are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaraníes, Argentine pesos and Brazilian reais; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2020, 2019 and 2018 approximately 47.8%, 53.4% and 48.6%, respectively, of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollars. As part of our overall risk management policy, we may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee we will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which we operate may occur, and if such fluctuations were to occur in one or a combination of the countries in which we operate, our results of operations or financial condition could be materially and adversely affected.

Risks Relating to Our Indebtedness

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the 2025 Notes and our other obligations.

At December 31, 2020, we had approximately $560.0 million in aggregate principal amount of debt outstanding.

Our substantial debt could have important consequences to our business, including the following:

•

our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes and our ability to satisfy our obligations with respect to the 2025 Notes may be impaired in the future, or such financing may not be available on favorable terms;

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

Further, we and our subsidiaries may be able to incur substantial additional indebtedness in the future. The agreements governing the terms of our indebtedness permit us to incur substantial additional indebtedness in accordance with the terms of such agreements. We also may incur new indebtedness if we expand our business or purchase new vessels or for other purposes. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all our debt obligations, including the repayment of the 2025 Notes. In addition, the indenture governing the 2025 Notes does not prevent us from incurring obligations that do not constitute indebtedness as defined therein.

Despite our current indebtedness levels, we and our subsidiaries may be able to incur more debt in the future, including secured debt. This could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur additional indebtedness in the future. The agreements governing the terms of our indebtedness permit us to incur additional indebtedness in accordance with the terms of such agreements. At December 31, 2020, we had $560.0 million in aggregate principal amount of debt, including the 2025 Notes outstanding. Any secured indebtedness permitted under the 2025 Notes would be effectively senior to the 2025 Notes to the extent of the value of the assets securing such indebtedness, as would all indebtedness of non-guarantor subsidiaries. We also may incur new indebtedness if we expand our business or purchase new vessels or for other purposes. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all our debt obligations, including the repayment of the 2025 Notes. In addition, the indenture governing the 2025 Notes do not prevent us from incurring obligations that do not constitute indebtedness as defined therein.

The agreements and instruments governing our debt contain restrictions and limitations that could significantly impact our ability to operate our business.

The indenture governing the 2025 Notes imposes significant operating and financial restrictions on us, including those that limit our ability to engage in actions that may be in our long-term interests. These restrictions, among others, may limit our ability to:

•	incur guarantees or additional indebtedness;

•	create certain liens on our assets;

•	make investments;

•	engage in mergers and acquisitions and sell all or substantially all of our properties or assets;

•	pay dividends or redeem capital stock;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	engage in sale and leaseback transactions;

•	sell vessels or other assets;

•	change the flag, class or commercial and technical management of our vessels that constitute collateral under the 2025 Notes; and

•	transfer or sell any of our vessels that constitute collateral under the 2025 Notes.

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

We are required to be in compliance with the covenants contained in the indenture governing the 2025 Notes. In addition, our future credit agreements may require that we maintain other specific financial covenants. We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants and ratios. Events beyond our control, including changes in the economic and business conditions in the markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lender will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit agreements would prevent us from borrowing additional money under the facilities and could result in a default under them.

The 2025 Notes are secured by (i) first priority ship mortgages on four tanker vessels servicing our Cabotage Business (the Elena H, Makenita H, Sara H and He Man H) owned by certain subsidiary guarantors (such guarantors, the (“Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor and (ii) an assignment by way of security of the Vale port contract (collectively, the (“Collateral”), and our future debt is likely to be secured by mortgages on our vessels, barges or ports, vessels under construction pursuant to shipbuilding contracts, guarantees by our subsidiaries and/or other related assets, such as assignments of insurances and earnings or some combination of the foregoing. If a default occurs under the 2025 Notes or future credit facilities, the lenders could elect to declare such debt, together with accrued interest and other fees and expenses, to be immediately due and payable and foreclose on the collateral, including our vessels, barges, ports or other assets securing that debt. In a case where a credit facility was used to finance the scheduled payments as they come due under shipbuilding contracts, such a default could result in default by us under the associated shipbuilding contract and possible foreclosure of our rights in the related newbuild. In addition, a payment default under a shipbuilding contract would give the shipyard the right to terminate the contract without any further obligation to finish construction and may give it rights against us for having failed to make the required payments.

Any loss of vessels or assets could significantly decrease our ability to generate positive cash flow from operations and, therefore, to service our debt. Moreover, if the holders of the 2025 Notes or lenders under a credit facility or other agreement in default were to accelerate the debt outstanding under that facility, it could result in a cross default under other debt. If all or part of our debt were to be accelerated, we may not have or be able to obtain sufficient funds to repay it upon acceleration. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants in future periods will also depend substantially on the value of our assets, our success at keeping our costs low, our ability to successfully implement our overall business strategy and our charter rates. Any future credit agreement or amendment may contain similar or more restrictive covenants.

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

We will use cash to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital, capital expenditures, vessel acquisitions and other purposes. As a result of these obligations, our current liabilities may exceed our current assets. We may need to take on additional debt as we expand our fleet or port terminals, which could increase our ratio of debt to equity. The need to service our debt may limit funds available for other purposes and our inability to service debt in the future could lead to acceleration of our debt and foreclosure on our owned vessels.

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

The indenture governing the 2025 Notes restricts, and any agreements governing future indebtedness may restrict, our ability to dispose of assets and use the proceeds from any such dispositions. We cannot assure you we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet indebtedness service obligations when due.

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

In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, or “Committee,” a committee convened by the United States Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition away from LIBOR would be significant for us because of our substantial indebtedness. If LIBOR ceases to exist, the method and rate used to calculate our interest rates and/or payments on our debt in the future may result in interest rates and/or payments that are higher than, or that do not otherwise correlate over time with, the interest rates and/or payments that would have been applicable to our obligations if LIBOR was available in its current form, which could have a material adverse effect on our financial position, results of operations and liquidity. Our efforts described above may not prove successful. In addition, the overall financial market may be disrupted as a result of the phase-out.

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

The 2025 Notes will be effectively subordinated to the obligations of any future non-guarantor subsidiaries.

We may be able to create future additional non-guarantor subsidiaries or unrestricted subsidiaries (such as Grimaud Ventures S.A.) under the indenture governing the 2025 Notes. The 2025 Notes will not be guaranteed by any future unrestricted subsidiaries. Unrestricted subsidiaries may, among other things, incur without limitation additional indebtedness and liens, make investments and acquisitions, and sell assets or stock. In addition, we will be able to sell unrestricted subsidiaries, or distribute unrestricted subsidiaries or the proceeds from a sale of any of their assets or stock to stockholders, or enter into merger, joint venture or other transactions involving them, or any combination of the foregoing, without restrictions. Payments on the 2025 Notes are only required to be made by us and the subsidiary guarantors. Accordingly, claims of holders of the 2025 Notes are structurally subordinated to the claims of creditors of any subsidiary that is designated in the future as an “unrestricted subsidiary” or is a securitization subsidiary, in each case in accordance with the indenture, and any future subsidiaries that are not wholly-owned by us, including trade creditors. All obligations of our non-guarantor subsidiaries, including trade payables, will have to be satisfied before any of the assets of such subsidiary would be available for distribution, upon liquidation or otherwise, to us or a subsidiary guarantor.

We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing the 2025 Notes.

If we experience specified changes of control, we would be required to make an offer to repurchase all of the 2025 Notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control could constitute a default under our existing or future indebtedness. Such indebtedness would be immediately due and payable in an event of default, including due to a change of control. As a result, following a change of control event, we would not be able to repurchase 2025 Notes unless we first repay any of our other indebtedness that contains such provisions, or obtain a waiver from the holders of such indebtedness to permit us to repurchase the 2025 Notes. We may be unable to repay all of that indebtedness or obtain a waiver of that type.

Any requirement to offer to repurchase outstanding 2025 Notes may therefore require us to refinance our other outstanding debt, which we may not be able to do on commercially reasonable terms, if at all. In addition, our failure to purchase the 2025 Notes after a change of control in accordance with the terms of the indenture would constitute an event of default under the indenture, which in turn may result in a default under our other indebtedness.

Our inability to repay certain indebtedness will also constitute an event of default under the indenture governing the 2025 Notes, which could have materially adverse consequences to us and our investors. In the event of a change of control, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under any such indebtedness and the 2025 Notes. If we are unable to fulfill such debt obligations it could materially and adversely affect our financial condition and results of operations.

The international nature of our operations may make the outcome of any insolvency or bankruptcy proceedings or other exercise of remedies outside of bankruptcy difficult to predict.

We are incorporated under the laws of the Republic of the Marshall Islands and our subsidiaries are incorporated under the laws of the Republic of the Marshall Islands, Panama, Uruguay, Argentina, Paraguay, Brazil and the British Virgin Islands, and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations or assets in the United States. If we become a debtor under the U.S. bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over us and our operations and assets would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

Further, in the event of a liquidation, bankruptcy or judicial reorganization in certain jurisdictions including Argentina, Brazil, Paraguay and Uruguay, certain statutory preferences, including post-petition claims, claims for salaries, wages, social security, taxes, court fees and expenses and claims secured by collateral, among others, will have preference over any other claims, including claims by any investor or creditor. In such event, enforcement of our obligations may be unsuccessful and the value of our common shares may deteriorate substantially or entirely.

The 2025 Notes are guaranteed by guarantors organized under the laws of different countries. The holders’ rights under the guarantees are thus subject to the laws of these jurisdictions, and there can be no assurance that the holders will be able to effectively enforce their rights in multiple bankruptcy, insolvency or similar proceedings or outside of bankruptcy. Moreover, such multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of rights of holders.

In addition, the bankruptcy, insolvency, administrative, creditors right and other laws of the various jurisdictions of organization may be materially different from, in conflict with or less favorable than, each other and those of the United States in certain areas, including creditors’ rights, priority of creditors, the ability to obtain post-petition interest, fees and expenses or adequate protection and the duration of the insolvency proceeding. The application of these various laws in multiple jurisdictions could trigger disputes over which jurisdiction’s law should apply and could adversely affect the ability of the holders of our outstanding indebtedness to enforce their rights and to collect payment on such indebtedness and materially and adversely affect our financial condition and results of operations.

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

Argentina

Under Argentine law, in the event that a guarantor becomes subject to a reorganization proceeding or to bankruptcy, the relevant guarantee, if granted within a maximum of two years before the date of declaration of bankruptcy or the date of initiation of the reorganization proceeding (if it is an indirect bankruptcy), may be deemed to have been a fraudulent transfer null and void if certain circumstances are met, such as the case in which the guarantor did not receive a fair consideration in exchange for the granting of such guarantee. The validity and enforceability of the guarantee granted by a guarantor that is an Argentine entity requires the guarantee to be granted in the best interest of the Argentine guarantor and that the Argentine guarantor is authorized by its by-laws to provide guarantees and receives fair and adequate consideration for the granting of the guarantee.

Argentine law establishes rankings of privileges and priorities among creditors in order to receive payment in a reorganization proceeding or bankruptcy subject to the nature and cause of their credits (claims for salaries, wages, social security contributions, taxes, among others, will take priority over any claims, both secured and unsecured).

In addition, under Argentine law, a guarantee is considered accessory to the principal obligation. Therefore, in case our underlying obligations under the 2025 Notes are declared null, the guarantees would, under Argentine law, be deemed to be null as well.

If proceedings were brought in the courts of Argentina seeking to enforce our obligations we would not be required to discharge its obligations in the original currency of the obligations. Any judgment obtained against us in Argentine courts in respect of any payment of our obligations could be discharged solely in Argentine pesos equivalent to the U.S. dollar amount of such payment at a official certain exchange rate. There can be no assurance that such rates of exchange will afford our investors or creditors full compensation of the amount invested in or loaned to us nor that the currency exchange regulations will permit investors or creditors to convert any amount of Argentine pesos received into U.S. dollars (see “The current and future foreign exchange policy of Argentina may affect the ability of our Argentine subsidiary to make money remittances outside of Argentina.”).

Paraguay

Bankruptcy proceedings in Paraguay may be less favorable to holders of our 2025 Notes than in other jurisdictions. For example, Paraguayan creditors receive preferential treatment, which means that creditors resident in Paraguay would receive payments prior to any payment being made on the guarantees. Furthermore, the obligations under the guarantees would be subordinated to certain statutory preferences such as maritime privileges, amongst which are claims for salaries, wages, taxes, port facilities and others.

Brazil

Brazilian legal framework for economically distressed companies or individuals generally consists of the provisions set forth by the Brazilian Bankruptcy and Reorganization Federal Law (“BBRL”—Law No. 11101, dated February 9, 2005). The BBRL contains certain provisions that resemble bankruptcy under U.S. Chapters 11 and 7. It regulates two different situations: (i) reorganization, that may take place (a) in court (judicial reorganization) or (b) out of court (extrajudicial reorganization), both aiming at surpassing debtor’s financial distress; and (ii) bankruptcy, which is intended to liquidate the company and its assets and must be always administered by a court appointed administrator .

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

Any judgment obtained against us in Brazilian courts in respect of any payment obligations normally would be expressed in the Brazilian currency equivalent of the U.S. dollar amount of such sum at the exchange rate in effect (i) on the date of actual payment, (ii) on the date on which such judgment is rendered, or (iii) on the date on which collection or enforcement proceedings are started against us. Consequently, in the event of bankruptcy, all of our debt obligations that are denominated in foreign currency will be converted into Brazilian currency at the prevailing exchange rate on the date of declaration of our bankruptcy by the court. In bankruptcy proceedings, creditors would be paid in accordance with the priority rule set forth by the BBRL. Finally, payments under bankruptcy proceedings in Brazil usually occur two to 12 years after the filing of the proceeding, and the assets are generally not sufficient to pay off the creditors.

Certain requirements must be met for the recognition and enforceability of a foreign judgment by courts outside the United States.

We are incorporated under the laws of the Republic of the Marshall Islands, and our subsidiaries are organized under the laws of the Republic of the Marshall Islands, Panama, Uruguay, Argentina, Paraguay, Brazil and the British Virgin Islands, and we conduct operations in countries around the world. Furthermore, most of our directors and officers, selling shareholders and experts reside outside the United States, and most of their assets are located outside the United States. As a result, you may find it difficult to effect service of process within the United States upon these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws, or to otherwise bring original actions in foreign courts to enforce such liabilities. Likewise, it may also be difficult for you to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an action in a Brazilian court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Although you may bring an original or derivative action against us or our affiliates in the courts of the Republic of the Marshall Islands, and the courts of the Republic of the Marshall Islands may impose civil liability, including monetary damages, against us or our affiliates for a cause of action arising under Republic of the Marshall Islands law, it may impracticable for you to do so.

Panama

Foreign judgments would be recognized and enforced in Panama by the Supreme Court, provided that the requirements of Article 1419 of the Judicial Code of the Republic of Panama are met. Article 1419 establishes that judgments issued by foreign courts as well as foreign arbitral awards will be effective in accordance with the respective agreements or treaties. If there are no special treaties with the country in which the judgment has been issued, the judgment can be executed in Panama, unless there is proof that the country does not recognize judgments issued by Panamanian courts. If the judgment comes from a country in which awards or judgments issued by Panamanian courts are not recognized, then the judgment will not be recognized in Panama. Without prejudice to what is established in special treaties, no foreign judgment will be executed in Panama unless it complies with the following requisites: (1) that the judgment be issued as a consequence of a personal action, provided what it is specially stipulated by the law in testamentary successions in foreign countries; (2) that the judgment has not been issued in contumacy, contempt of court or default, it being understood, that the lawsuit has not been personally served or notified to the defendant, being said personal service of process ordered by the competent court, unless the defendant in contumacy requests its execution; (3) that the obligation contained in the judgment be licit in Panama; and (4) that the copy of the judgment be authentic. Judgment means the decision granting the claim.

Uruguay

The enforcement of foreign judgments, including judgments of a court in the United States, will be recognized and enforced in Uruguay without review of its merits provided the following requirements are met:

•

the foreign judgment shall meet the formal requirements necessary for it to be considered authentic in the jurisdiction where it was rendered (i.e. notarization, legalization and/or apostille as the case may be);

•

the foreign judgment and any relevant documents should be duly legalized or apostilled in the country where the decision was issued and translated into Spanish (if necessary) by a duly authorized Uruguayan translator;

•

the judgment shall have been rendered by a court with international jurisdiction to hear the matter pursuant to its own law and the matter should not be one in which Uruguayan Courts enjoy exclusive jurisdiction;

•	the defendant must have been properly served notice of the proceeding and granted a reasonable opportunity to defend and present its case;

•

the judgment must be final (“res judicata”) in the country where it was issued and must have complied with all formalities required for the enforceability under the laws of the country where it was issued; and;

•	the decision shall not violate Uruguayan international public policy principles (orden público internacional).

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

Paraguay

Foreign judgments have force in Paraguay provided that: (1) the judgment was obtained in an action in personam; (2) the defendant must have been personally served with the summons and given an opportunity to defend against foreign action (3) the obligation on which the action was based is valid in accordance with Paraguay’s law; (4) the decision is final; (5) proper certification and legalization is complied with in accordance with Paraguay law; (6) the judgment has not been pronounced by default of condemned party; (7) the judgment does not violate Paraguayan law principles of public policy, and (8) the judgment is not contrary to a prior or simultaneous judgment by a Paraguayan court.

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

Certain requirements must be met for the recognition and enforceability of foreign judgments in Brazil. Subject to the following, a final and conclusive judgment for civil liabilities rendered by any court in the United States or elsewhere would be recognized in the courts of Brazil (to the extent that Brazilian courts have jurisdiction) and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment has been previously ratified by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça), such ratification being subject to:

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

•

the judgment being legalized by the Brazilian consular office in the country where the foreign judgment is issued, unless such judgment is apostilled by a competent authority of the country in which the decision was issued, according to the Hague Convention Abolishing the Requirement of Legalization for Foreign Public Documents of 5 October 1961, and is accompanied by a sworn translation into Portuguese;

•	the judgment being translated into Portuguese by a certified translator;

•	the judgment not being contrary to Brazilian public order, Brazilian sovereignty or Brazilian public policy and good morals and principles;

•	the judgment does not violate the exclusive jurisdiction of Brazilian courts; and

•	such judgment does not conflict with a previous final and binding judgment on the same matter and involving the same parties issued in Brazil (res judicata).

Notwithstanding the foregoing, no assurance can be given that such ratification would be obtained, that the process described above would be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the U.S. securities laws. In addition:

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

In addition, a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must grant a pledge to guarantee the payment of the defendant’s legal fees and court expenses related to court procedures. This pledge must be in an amount sufficient to satisfy the payment of court fees and defendant’s attorneys’ fees, as determined by the Brazilian judge. This requirement will not apply (1) when an exemption is provided by an international agreement or treaty that Brazil is a signatory to; (2) in the case of claims for collection relating to an instrument which may be enforced in Brazilian courts without a review on the merits (título executivo extrajudicial); (3) in the case of enforcement of foreign judgments that have been duly recognized by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça); or (4) counterclaims as established according to Article 83 of the Brazilian Code of Civil Procedure.

Obligations under the guarantees are subordinated to certain statutory preferences.

The obligations under the guarantees are subordinated to certain statutory preferences. In the event of a liquidation, bankruptcy or judicial reorganization in certain jurisdictions including Argentina, Brazil, Paraguay and Uruguay, such statutory preferences, including post-petition claims, claims for salaries, wages, social security, taxes, court fees and expenses and claims secured by collateral, among others, will have preference over any other claims, including claims by any investor in respect of the guarantees. In such event, enforcement of the guarantees may be unsuccessful, and noteholders may be unable to collect amounts that they are due under the 2025 Notes.

Our being subject to certain fraudulent transfer and conveyance statutes may have adverse implications for the holders of the 2025 Notes.

Fraudulent transfer and insolvency laws may void, subordinate or limit the 2025 Notes.

United States

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the 2025 Notes and the incurrence of the guarantees, particularly any future guarantees of any U.S. subsidiaries we might create. Under U.S. federal bankruptcy law and comparable provisions of U.S. state fraudulent transfer or conveyance laws, if any such law would be deemed to apply, which may vary from state to state, the 2025 Notes or the guarantees could be voided as a fraudulent transfer or conveyance if a court determines that (1) we or any of the guarantors, as applicable, issued the 2025 Notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the 2025 Notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the 2025 Notes or the incurrence of the guarantees;

•

the issuance of the 2025 Notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business as engaged or anticipated; or

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay as they mature.

If a court were to find that the issuance of the 2025 Notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the 2025 Notes or such guarantee, or require the holders of the 2025 Notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the 2025 Notes. Further, the voidance of the 2025 Notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt.

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

The measures of insolvency for purposes of fraudulent transfer or conveyance laws vary depending upon the applicable jurisdiction’s governing law, such that we cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors’ other debt or whether the 2025 Notes, the guarantees or the granting of liens to secure the 2025 Notes or the guarantees would be avoided as a preference, fraudulent transfer, fraudulent conveyance, or otherwise. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair value of all its assets; or

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

In addition, any payment by us pursuant to the 2025 Notes or by a guarantor made at a time when we or such guarantor is subsequently found to be insolvent could be avoided and required to be returned to us or such guarantor or to a fund for the benefit of our or the guarantors’ creditors if such payment is made to an insider within a one-year period prior to a bankruptcy filing or within 90 days to any non-insider party and such payment would give the holders of the 2025 Notes more than such holders of the 2025 Notes would have received in a hypothetical liquidation under Chapter 7 of the U.S. Bankruptcy Code.

Finally, as a court of equity, a U.S. bankruptcy court may otherwise subordinate the claims in respect of our indebtedness to other claims against us under the principle of equitable subordination, if the court determines that: (i) the creditor or holder of 2025 Notes engaged in some type of inequitable conduct; (ii) such inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the claimant; and (iii) equitable subordination is not inconsistent with the provisions of the U.S. Bankruptcy Code.

Republic of the Marshall Islands

We and some of the guarantors as of the issue date are organized under the laws of the Republic of the Marshall Islands. While the Republic of the Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings, other than the Uncitral Model Law On Cross-Border Insolvency Implementation Act, 2018, a Republic of the Marshall Islands court could apply general U.S. principles of fraudulent conveyance, discussed above, in light of the provisions of the BCA, restricting the grant of guarantees without a corporate purpose. In such case, a Republic of the Marshall Islands court could void or subordinate the 2025 Notes or the guarantees, including for the reasons a U.S. court could void or subordinate a guarantee as described above.

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

In addition, under Argentine law, a guarantee is considered accessory to the principal obligation. Therefore, in case our underlying obligations under the 2025 Notes are declared null, the guarantees would, under Argentine law, be deemed to be null as well.

Paraguay

Under Paraguay law which does not forbid providing such guarantees to related or non-related parties, the guarantee of the 2025 Notes may not be enforceable as the guarantee is considered accessory to the principal obligation, which if declared null or void, would imply that the guarantee would be deemed likewise null or void. The guarantees are valid, binding and enforceable against the guarantors. However, if a guarantor becomes subject to a creditors meeting or bankruptcy proceedings, within one year of granting the guarantee, the guarantee may be deemed to have been a fraudulent transfer and declared null.

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

If a court were to void the guarantee of a subsidiary guarantor as a fraudulent conveyance, or hold it unenforceable for any other reason, holders of the 2025 Notes would cease to have a claim against that subsidiary guarantor and would be creditors solely of Navios Logistics and any subsidiary guarantor whose guarantee was not voided or held unenforceable.

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

Risks Relating to Our Organizational Structure

We are a majority-owned subsidiary of Navios Holdings, through which significant controlling stockholders, along with members of our management team, may exert considerable influence over our actions in ways that may not serve the interests of investors.

Navios Holdings, through its wholly owned subsidiary, Navios Corporation, and Sinimalec, through its wholly owned subsidiary, Peers Business Inc. (“Peers”) are our significant stockholders. Navios Holdings currently owns 63.8% of our outstanding common stock, and Angeliki Frangou, our Chairman, currently beneficially owns approximately 30.1% of the outstanding common stock of Navios Holdings. Peers, which is beneficially owned by the families of Claudio Pablo Lopez, our Chief Executive Officer, Horacio Enrique Lopez, our Chief Operating Officer — Shipping Division, and Carlos Augusto Lopez, our Chief Commercial Officer — Shipping Division, currently owns 36.2% of our outstanding common stock. Navios Holdings and Peers, as the beneficial owners of our common stock have the power to control our actions and the outcome of matters on which our stockholders are entitled to vote. Navios Holdings, Ms. Frangou and the Lopez family may pursue interests different from the interest of our debt holders in determining these matters.

In addition, we and our shareholders are party to a shareholders’ agreement. Pursuant to this shareholders’ agreement, when we became subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), the shares of our common stock held by Navios Holdings were to convert into shares of Class B Common Stock, with each share of Class B Common Stock entitling its holder to ten votes per share. Navios Holdings has currently waived such conversion provision. If and when the conversion occurs, it will permit Navios Holdings to control our business even if it does not hold a majority economic interest in our company. On November 19, 2019, Navios Holdings entered into a shareholder agreement with Peers granting certain protections to minority shareholders in certain events. The shareholder agreements will terminate upon the completion of an initial public offering. See “Item 7. Major Shareholders and Related Party Transactions.”

We may be subject to a change of control, which could result in a disruption in our operations that could adversely affect our business, financial condition and results of operations.

All of our common shares held by Navios Corporation have been pledged in support of certain indebtedness incurred by Navios Holdings. If Navios Holdings fails to fulfill its obligations under the agreements governing its indebtedness, then Navios Holdings’ bondholders may foreclose on our common shares that Navios Corporation has pledged, which could result in a change of control of Navios Logistics. In such event, any new controlling party may have a different philosophy, be less experienced in the logistics business or the markets in which we operate, replace or cause the resignation of our directors and executive officers or be unsuccessful in identifying growth opportunities.

Further, any such new controlling party may have interests that are different from yours, may vote in a way with which you disagree and which may be adverse to your interests and may hold interests in businesses that compete directly or indirectly with us or supply us with goods and services. Any of the foregoing could have a material adverse effect on our business, financial condition and operating results. See “Item 7. Major Shareholders and Related Party Transactions.”

We have meaningful relationships with Navios Holdings and Navios Shipmanagement, and we depend on them for certain services and benefit from their global networks to obtain competitive financing. If their financial condition deteriorates or conflicts of interest arise or if our relationship with Navios Shipmanagement ends or is significantly altered, our business and results of operations could be materially and adversely affected.

We have a strategic relationship with Navios Holdings, which has broad experience and a global network of relationships in the maritime industry, and with Navios Shipmanagement, a former subsidiary of Navios Holdings currently controlled by our Chairman, which provides us with administrative and other services in the operation of our business as discussed more fully below. We believe our relationships with Navios Holdings and Navios Shipmanagement, including our ability to leverage their network of relationships, including relationships with commercial and other banks, will enable us to engage in innovative financing and to access debt and capital markets financing on favorable terms. We believe that we can use our relationship with Navios Holdings and Navios Shipmanagement, and their established business reputations, in order to obtain favorable long-term time contracts and attract new customers. If our relationships with either of Navios Holdings or Navios Shipmanagement end or are significantly altered, or if their financial condition deteriorates, our business, results of operations and financial position could be materially and adversely affected.

On August 29, 2019, we entered into an assignment agreement with Navios Corporation and Navios Shipmanagement, whereby the administrative services agreement originally entered into between us and Navios Holdings on April 12, 2011, first assigned to Navios Corporation on May 28, 2014 and subsequently amended on April 6, 2016 to extend the duration of the agreement until December 2021 (as amended, the “Administrative Services Agreement”), was assigned from Navios Corporation to Navios Shipmanagement. On August 30, 2019, Navios Holdings announced that it sold its ship management business, including Navios Shipmanagement, to N Shipmanagement Acquisition Corp., an entity affiliated with Angeliki Frangou. We cannot be certain that Navios Shipmanagement will not have conflicts of interest. Even considering our efforts to enter into transactions with affiliated persons and other related parties at rates and on terms as favorable to us as would be charged by unrelated parties, and that certain of our debt agreements will prohibit us from entering into transactions with our affiliates on terms that are materially less favorable to us than those that would have been obtained in comparable transactions with unrelated parties, there will always be an inherent conflict of interest between our interests and those of our affiliates and related parties, including Ms. Frangou and Navios Shipmanagement.

Pursuant to the Administrative Services Agreement, Navios Shipmanagement will continue to provide certain services to us, including bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and integration of any acquired businesses and will be reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. We rely on Navios Shipmanagement to perform obligations under the Administrative Services Agreement. If we undergo a change of control, Navios Shipmanagement may terminate the Administrative Services Agreement upon 120 days’ notice. If the Administrative Services Agreement is terminated or our relationship with Navios Shipmanagement ends or is significantly altered, we may not have access to these services or be able to capitalize on Navios Shipmanagement’s global network of relationships to source acquisitions, obtain competitive debt financing and engage in innovative financing and could incur operational difficulties or losses. In addition, we may not benefit from the same financial flexibility our association with which Navios Shipmanagement provides us and, as a result, may not be able to access debt financing on favorable terms, or at all. See the section entitled “Item 7. Major Shareholders and Related Party Transactions—B. Certain Relationships and Related Party Transactions—Administrative Services Agreement” in this Form 20-F.

Our success depends upon our management team and other employees, and if we are unable to attract and retain key management personnel and other employees or our management team fails to provide the capabilities that we require, our results of operations may be negatively impacted.

Our success depends to a significant extent upon the abilities and efforts of our management team and our ability to retain them. In particular, many members of our senior management team, including our Chairman, our Chief Executive Officer, our Chief Financial Officer, our Chief Operating Officers and our Chief Commercial Officer, have extensive experience in the logistics and shipping industries. Some of these individuals also serve in various capacities for other entities affiliated with our controlling shareholder, Navios Holdings, if we were to lose their services for any reason, it is not clear whether any available replacements would be able to manage our operations as effectively. Further, the obligations of individuals employed by us who also serve in capacities for other entities affiliated with Navios Holdings may give rise to certain conflicts with our interests in the future, including the diversion of their attention or focus away from our business. The loss of any of the members of our management team or the capabilities we expect them to provide on an ongoing basis could impair our ability to identify and secure vessel contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

We do not maintain key man insurance on any of our officers. Further, the efficient and safe operation of our fleet and ports requires skilled and experienced crew members and employees. Difficulty in hiring and retaining such crew members and employees including as a result of public health or safety concerns and governmental restrictions caused by the recent pandemic outbreak of the novel coronavirus disease (COVID-19), could adversely affect our results of operations.

We are incorporated in the Republic of the Marshall Islands, a country that does not have a well-developed body of corporate law, which may negatively affect the ability of public common shareholders to protect their interests.

Our corporate affairs are governed by our Amended and Restated Articles of Incorporation and bylaws and by the Republic of the Marshall Islands Business Corporations Act (“BCA”). The provisions of the BCA resemble the provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. The BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, and the BCA is interpreted and construed by Delaware laws and the laws of other states with substantially similar legislative provisions. However, investors may have more difficulty protecting their interests in the face of actions by management, directors or controlling shareholders than they would in the case of a corporation incorporated in the State of Delaware or other U.S. jurisdictions.

We, and certain of our officers and directors may be difficult to serve with process as we and our subsidiaries are incorporated in various jurisdictions outside the United States and certain of our officers and directors may reside outside of the United States.

We are incorporated under the laws of the Republic of the Marshall Islands, and our subsidiaries are organized under the laws of the Republic of the Marshall Islands, Panama, Uruguay, Argentina, Paraguay, Brazil and the British Virgin Islands, and all of our assets are located outside of the United States. Our business is operated primarily from our offices in Uruguay, Argentina, Paraguay and Brazil. In addition, our directors and officers are all non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for investors to bring an action against us or against these individuals in the United States if such investors believe that their rights have been infringed under securities laws or otherwise. Although investors may bring an original action against us or our affiliates in the courts of the Republic of the Marshall Islands, and the courts of the Republic of the Marshall Islands may impose civil liability, including monetary damages, against us or our affiliates for a cause of action arising under Republic of the Marshall Islands law, it may impracticable for investors to do so.

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

We are currently a foreign private issuer within the meaning of rules promulgated under the Exchange Act. As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; and

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information.

Accordingly, investors in the 2025 Senior Notes will not be able to obtain information of the type described above.

General Risks

The recent global outbreak of novel coronavirus disease (COVID-19) could potentially disrupt charter rates, vessel values and could have an adverse impact on our business, financial condition, results of operations or prospects.

The recent global outbreak of novel coronavirus disease (COVID-19), or future epidemics, pandemics or the responses of governments in our markets thereto, could potentially result in delayed deliveries of vessels or port facilities that we may have under construction, disrupt our operations and significantly affect global markets, affecting the demand for our services, the operation of our port terminal facilities and global demand for commodities, as well as the price of regional freights and hires and our port tariffs, and otherwise disrupt the operations of our customers and suppliers.

If the effects of the coronavirus remain ongoing, we may be unable to charter our vessels at the rates or for the length of time we currently expect or commence or complete the construction of our planned port terminal facility in Port Murtinho, Brazil. The effects of the coronavirus remain uncertain, and, should customers be under financial pressure, this could negatively affect our charterers’ and clients’ business, financial condition and their willingness or ability to perform their obligations to us or could cause a decrease in the services that they hire from us. The loss or termination of any of our contracts, or a decline in payments thereunder, could have a material adverse effect on our business, results of operations and financial condition.

Any prolonged outbreak may affect our normal operations. All these measures have affected and may further affect the process of construction and repair of vessels, as well as the presence of workers in shipyards, of administrative personnel in their offices, and embarkation and disembarkation of seafarers. Any prolonged restrictive measures in order to control the novel coronavirus or other adverse global public health developments may have a material and adverse effect on our business operations and demand for our services generally. We may also face liability or additional costs to the extent there is an outbreak on one of our ships and claims arise alleging exposure to COVID-19 in connection with one of our vessels or in the course of our operations.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described herein, such as those relating to our indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

As of the date of this prospectus, there can be no assurance as to whether, in the future, the risks described in this prospectus will change or as to the extent of any losses we may experience, nor can it be assured that there will be no material uncertainties in our ability to continue as a going concern. There can be no assurance that other regional or global outbreaks of disease will not occur, and any such outbreaks may have a material adverse effect on our business.

We are subject to certain credit risks with respect to our counterparties on contracts, and the failure of such counterparties to meet their obligations could cause us to suffer losses on such contracts and thereby decrease revenues and income.

We charter-out our fleet, provide handling services for commodities and rent the space of our tanks, stockpiles and silos to other parties, who pay us hire on a daily rate or rate per ton or per cubic meter stored or moved. We also enter into spot market voyage contracts, for which we are paid a rate per ton to carry a specified cargo on a specified route. If the counterparties fail to meet their obligations, we could suffer losses on such contracts which could materially and adversely affect our financial condition and results of operations. In addition, after a counterparty defaults on a contract, we would have to enter into new contracts at possibly lower rates. It is also possible that we would be unable to secure a contract at all. If we enter into new contracts at lower rates or are unable to replace the contracts, our financial condition and results of operations could be materially and adversely affected.

We are subject to various laws, regulations, and international conventions, particularly environmental and safety laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities, including any resulting from a spill or other environmental incident, which could affect our cash flows and profit.

Vessel owners and operators are subject to government regulation in the form of international conventions, and national, state, and local laws and regulations in the jurisdictions in which their vessels operate, in international waters, as well as in the country or countries where their vessels are registered. Such laws and regulations include those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, discharges of operational and other wastes into the water, and ballast water management. In particular, ballast water management requirements will likely result in compliance costs relating to the installation of equipment on our vessels to treat ballast water before it is discharged and other additional ballast water management and reporting requirements. Investments in ballast water treatment may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Port State regulation significantly affects the operation of vessels, as it commonly is more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe. Non-compliance with such laws and regulations can give rise to civil or criminal liability, and/or vessel delays and detentions in the jurisdictions in which we operate.

Our vessels are subject to scheduled and unscheduled inspections by regulatory and enforcement authorities, as well as private maritime industry entities. This includes inspections by Port State control authorities, harbor masters or equivalent entities, classification societies, flag Administrations (country in which the vessel is registered), charterers, and terminal operators. Our port terminals are subject to inspections by the National Board of Hidrografia and the Free Zone Authority in Uruguay and the Environmental Secretary in Paraguay. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels and port facilities. Failure to maintain necessary permits or approvals could result in the imposition of substantial penalties or require us to incur substantial costs or temporarily suspend operation of one or more of our vessels or port terminals.

Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality, maintenance, continuous training of officers and crews, and compliance with local and international regulations.

The legal requirements and maritime industry standards to which we and our vessels are subject are set forth below, along with the risks associated therewith. We may be required to make substantial capital and other expenditures to ensure that we remain in compliance with these requirements and standards, as well as with standards imposed by our customers, including costs for ship modifications and changes in operating procedures. We also maintain insurance coverage against pollution liability risks for all our vessels in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines, as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles, and other terms and conditions. In addition, claims relating to pollution incidents for intentional or knowing violations of local environmental laws or the International Convention for the Prevention of Pollution from Ships may be considered by our protection and indemnity associations on a discretionary basis only. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted.

Because international conventions, laws, regulations, and other requirements are often revised, we cannot predict the ultimate cost of compliance or the impact on the fair market price or useful life of our vessels, nor can we assure that our vessels will be able to attain and maintain certifications of compliance with various regulatory requirements.

Similarly, governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, are expected to become stricter in the future. We believe that the heightened environmental, quality, and security concerns of insurance underwriters, regulators, and charterers will lead to additional requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements, and heightened due diligence obligations. We also may be required to take certain of our vessels out of service for extended periods of time to address changing legal requirements, which would result in lost revenue. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write-downs.

Specific examples of expected changes that could have a significant, and potentially material, impact on our business include:

•

Limitations on sulfur oxide and nitrogen oxide emissions from ships could cause increased demand and higher prices for low sulfur fuel due to supply constraints, as well as significant cost increases due to the implementation of measures such as fuel switching, vessel modifications such as adding distillate fuel storage capacity, or installation of exhaust gas cleaning systems or scrubbers;

•

Environmental requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports;

•

Under local and national laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations.

For a more detailed discussion regarding the details of these international and domestic laws, see “Business—Business Overview.”

We may be unable to obtain financing for our growth or to fund our future capital expenditures, which could materially and adversely affect our results of operations and financial condition.

Our capital expenditures during the years ended December 31, 2020, 2019 and 2018 were $8.4 million, $7.9 million and $19.6 million, respectively, mainly used to acquire and/or pay installments for among others one newbuilding estuary tanker vessel, six newbuilding liquid barges, three pushboats, and to expand our port terminal operations through the construction of an iron ore port terminal facility and the development of a new upriver terminal. In order to follow our current strategy for growth, we will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures. Further, the construction of our planned Port Murtinho multipurpose port terminal and Nueva Palmira Free Zone new liquid port terminal may result in a material increase in our capital expenditures.

In the future, we will also need to make capital expenditures required to maintain our current ports, fleet and infrastructure. Cash generated from our earnings may not be sufficient to fund all of these measures. Accordingly, we may need to raise capital through borrowings or the sale of debt or equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control, including disruptions in the international financial markets as a result of the ongoing coronavirus pandemic. If we fail to obtain the funds necessary for capital expenditures required to maintain our ports, fleet and infrastructure, we may be forced to take vessels out of service or curtail operations, which could materially harm our revenues and profitability. If we fail to obtain the funds that might be necessary to acquire new vessels, expand our existing infrastructure, or increase our working capital or capital expenditures, we might not be able to grow our business and our earnings could suffer. Furthermore, despite covenants under the indenture governing the 10.75% Notes due 2025 the “2025 Notes”) (See “Item 5.B. Liquidity and Capital Resources — Interest-bearing loans and borrowings”) and the agreements governing our other indebtedness, we will be permitted to incur additional indebtedness which would limit cash available for working capital and to service our indebtedness.

As we expand our business, we may have difficulty managing our growth, including the need to improve our operations and financial systems, staff and crew or to receive required approvals to implement our expansion projects. If we cannot improve these systems, recruit suitable employees or obtain required approvals, we may not be able to effectively control our operations.

We intend to grow our Port Terminal, Barge and Cabotage Businesses, either through land acquisition and expansion of our port facilities, through purchases of additional vessels, through chartered-in vessels or acquisitions of other logistics and related or complementary businesses. The expansion and acquisition of new land or addition of vessels to our fleet will require funding, impose significant additional responsibilities on our management and staff and may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued activity for the new businesses.

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

Management is unable to predict whether or when any prospective acquisition will occur, or the likelihood of a certain transaction being completed on favorable terms and conditions. Our ability to expand our business through acquisitions depends on many factors, including our ability to identify acquisitions or access capital markets at an acceptable cost and negotiate favorable transaction terms. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith or that our acquisitions will perform as expected, which could materially and adversely affect our results of operations and financial condition.

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

The planning, construction and development of our new terminals will also impose significant additional responsibilities on our management and staff, and may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued activity for the new terminals. Our initial operating and financial systems may not be adequate as we implement our development and construction plans, and our attempts to improve these systems may be ineffective. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our operations, we may be unable to effectively control and manage our larger operation. Although it is impossible to predict what errors might occur as the result of inadequate controls, it is generally harder to manage a larger operation than a smaller one and, accordingly, more likely that errors will occur as operations grow. Additional management infrastructure and systems will be required in connection with such growth to attempt to avoid such errors.

Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially and adversely affect our results of operations, financial condition and cash flows.

Global financial markets and economic conditions remain subject to significant vulnerabilities. Continuing turmoil and hostilities in Afghanistan, Iran, Iraq, North Korea, Syria, Venezuela and Yemen, other current conflicts, the refugee crisis in Europe and Middle East, and global concerns regarding the recent pandemic outbreak of the coronavirus have led to increased volatility in global credit and equity markets. This has all materially affected the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in certain European countries, which may expose us to a loss of cash deposits or cash equivalents.

The ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, is uncertain. Expected global economic weakness resulting from the pandemic outbreak of the novel coronavirus disease (COVID-19) may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

Furthermore, we may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt, if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Due to the fact that we would possibly cover all or a portion of the cost of any new acquisition or construction with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or other assets or acquire or develop new business or assets. In addition, the economic uncertainty worldwide has made demand for shipping services volatile and has reduced charter rates, which may adversely affect our results of operations and financial condition. Currently, the economies of the United States, the European Union (the “EU”), China, Japan, other Asia Pacific countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has in the past driven decreased rates and vessel values.

We could face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the uncertainty in market conditions and the regulatory climate in the United States, Europe and worldwide could adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. The current adverse market conditions may last longer than we anticipate. These recent and developing economic and governmental factors could have a material adverse effect on our results of operations, financial condition, cash flows..

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a high tax rate on our earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

Tax laws and regulations are highly complex and subject to change and interpretation. Consequently, we are subject to changing tax laws, treaties and regulations, as well as differing interpretations, in and between countries in which we operate. Our income tax expense is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred tax assets, could result in a materially higher tax expense or a higher effective tax rate on us, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our key subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, our effective tax rate on our earnings could increase substantially and our earnings and cash flows from these operations could be materially adversely affected.

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the EU and other jurisdictions/authorities.

Our international operations and activities could expose us to risks associated with trade and economic sanctions, prohibitions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the EU and its member countries, as described in this report. Under economic and trade sanctions laws, governments may seek to impose modifications to, prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties. To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow compliance procedures to avoid economic sanctions violations.

Considering U.S. as well as EU sanctions and the nature of our business, there is a constant sanctions-related risk for us due to the worldwide trade of our vessels, which we seek to minimize by the implementation of our corporate Economic Sanctions Compliance Policy and Procedures and our compliance with all applicable sanctions and embargo laws and regulations. Although we intend to maintain such Economic Sanctions Compliance Policy and Procedures, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation and be imputed to us.

We constantly monitor developments in the United States, the EU and other jurisdictions that maintain economic sanctions against Iran, Russian entities, Venezuela, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes. If any of the risks described above materialize, it could have a material adverse impact on our business and results of operations.

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

In addition, given our relationship with Navios Holdings and Navios Shipmanagement, there can be no assurance that an adverse finding against Navios Holdings or Navios Shipmanagement by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Holdings or ourselves will not have a material and adverse impact on our business, reputation or the value of our securities.

If any of the risks described herein materializes, it could have a material adverse impact on our business and results of operations.

For a description of the economic and trade sanctions and other compliance requirements under which we operate please see “Item 4. Information on the Company. B. Business Overview—Sanction and Compliance”.

We may be unable to prevent our directors, executive officers, employees and suppliers from engaging in corrupt, fraudulent or irregular practices, which could result in regulatory fines and damage to our reputation.

Our practices, policies and contractual terms designed to prevent and combat corrupt, fraudulent or irregular practices may not be sufficient to ensure that our directors, executive officers, employees and suppliers comply with our policies and with applicable law.

In addition, our internal controls may be insufficient to detect such violations, and any investigations, inquiries or judicial or administrative proceedings relating to such violations, against our directors, executive officers, employees, suppliers or third parties acting on our behalf may result in (i) fines or other civil or criminal penalties; (ii) the loss of operating licenses; (iii) prohibition or suspension of our activities; and (iv) the loss of government contracts, public financing, tax incentives or other public benefits or resources. Any of these circumstances could have a material adverse effect on our reputation, operations, financial condition and results of operations.

We could be materially and adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

As an international logistics company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act 2010 (the “U.K. Bribery Act”) which is broader in scope than the FCPA because it does not contain an exception for facilitation payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policies, may not adequately prevent or detect all possible violations. However, through the constant update and training, we are engaged on ensuring the effectiveness of our procedures and policies in order to prevent, detect and mitigate the effects of any violation that may take place.

Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In the ordinary course of business, we rely on information technology networks and systems to process, transmit, and store electronic information, and to manage or support a variety of business processes and activities. Additionally, we collect and store certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of our business. Despite our cybersecurity measures designed to protect and secure our data, our information technology networks and infrastructure may be vulnerable to damage, disruptions, or shutdowns due to attack by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Any such events could result in legal claims or proceedings, liability or penalties under privacy or other laws, disruption in operations, and damage to our reputation, which could have a material adverse effect on our business, financial condition, cash flows and results of operations. As of December 31, 2020, the Company was not aware of any material cybersecurity incident.

The implementation of our business strategy, as well as our future growth, will require additional capital that may not be available or, if available, may not be on favorable terms.

The implementation of our business strategy and our growth prospects will require significant investment in new projects, requiring us to utilize cash on hand and to seek additional capital through the issuance of debt or other securities or by obtaining loans. Our ability to raise capital in the future will depend on our profitability, as well as on the global and national political and economic circumstances in the countries in which we operate, which are affected by factors beyond our control. It is possible that such capital will not available or, if available, may not be on favorable terms. Any inability to obtain funding on acceptable terms may have a material adverse effect on our business and results of operations. In addition, if we incur additional indebtedness, the risks associated with our indebtedness may increase, including risks relating to our ability to generate sufficient funds to pay principal, interest and other charges relating to our indebtedness, resulting in a material adverse effect on our business and results of operations.

We may not be able to implement our business strategy as planned.

We currently have several projects under review, and are therefore subject to risks and uncertainties relating to the implementation of our business strategy, as the implementation of these projects will depend on our strategic planning and on favorable commercial, financial and environmental factors necessary to sustain our operations.

We may not be successful in executing our business strategy if we are unable to, among other things: (i) complete our future projects without delays or additional costs; (ii) expand our operations with financial discipline; (iii) raise additional financial resources on acceptable terms; and (iv) maintain sufficient operational efficiency. In such event, our productivity, investments, operating costs and business strategy may fall short of our estimates and projections. If we are unable to execute our business strategy in accordance with our expectations, our economic and financial circumstances may be adversely affected.

Unfavorable decisions in judicial, administrative or arbitration proceedings may adversely affect us.

We are and may become a defendant or plaintiff in legal proceedings in civil, tax, labor, social security, environmental or criminal matters, including administrative proceedings and arbitrations. There can be no assurance that the results of these proceedings will be favorable, or that we will make sufficient provisions for any liabilities arising from such proceedings. Decisions contrary to our interests that result in significant charges or prevent the conduct of our business may adversely our reputation and prospects.

Additionally, one or more of our directors or executive officers may become party to legal or administrative proceedings, including criminal proceedings, which may diminish their ability to perform their duties or affect our reputation.

Item 4. Information on the Company

A. History and Development of the Company

We have a long history of operating in the Hidrovia Region of South America. We were established in December 2007 through the merger of CNSA, an entity founded by one of our predecessor companies in 1955 and the Horamar Group (“Horamar”). CNSA owned and operated the largest bulk transfer and storage port terminal in Uruguay. Horamar, formed in 1992, was a privately held Argentina-based group specializing in the transportation and storage of liquid cargoes and the transportation of drybulk cargo in South America along the Hidrovia Region. The combination of CNSA and Horamar under the Navios Logistics umbrella created one of the largest logistics businesses in the Hidrovia Region of South America. For additional information, See “Item 4.B Business Overview—Corporate Information.”

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

B. Business Overview

Our Company

Navios Logistics believes it is one of the largest infrastructure and logistics companies in the Hidrovia Region of South America, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its strategically located port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products.

Navios Logistics reports its operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. For further historical segment information, please see our audited consolidated financial statements included elsewhere in this report.

Navios Logistics has a long history of operating in the Hidrovia Region of South America. Navios Logistics has consistent contract renewals and longstanding relationships with a diverse group of large customers, primarily comprised of major international agriculture and oil companies and their affiliates such as Archer Daniels Midland Company (“ADM”), Cargill International S.A. (“Cargill”), Louis Dreyfus Holding B.V. (“Louis Dreyfus”), Petropar SA (“Petropar”) (the national oil company of Paraguay), YPF S.A. (“YPF”), Trafigura Group Pte Ltd (“Trafigura”), Vale, and Vitol. These long-term customer relationships arise from our reputation for reliability and high-quality service. In its Grain Terminal in Uruguay, Navios Logistics has been serving three of its key customers, ADM, Cargill and Louis Dreyfus, for more than 22 years on average. In its Liquid Port Terminal, liquid barge transportation and Cabotage Business, Navios Logistics has long-term relationships with its global petroleum customers for more than 18 years on average (such as Axion Energy, Petrobras Group, YPF and Shell or their successors). In its Barge Business, Navios Logistics started its relationship with Vale in 2008 for iron ore transportation and has signed new contracts for storing and transshipping iron ore and other commodities since then. For additional information on the Vale port contract, see “Item 3.D Risks Factors—Risks Relating to Our Industry and Our Business—Vale’s payments represent a significant portion of our revenue and if Vale were unable or unwilling to fulfill their obligations under the in-force agreements with us, it could significantly reduce our revenues and cash flow.”

Navios Logistics serve its customers in the Hidrovia Region through its three port storage and transfer facilities, one for agricultural, forest-related exports, one for mineral related exports both located in Nueva Palmira Free Zone, Uruguay, and one for refined petroleum products in San Antonio, Paraguay. Navios Logistics complements its three Port Terminals with a diverse fleet of 359 barges and pushboats and eight vessels, including six tankers, one bunker vessel and one river and estuary tanker vessel which operate in our Cabotage Business. Navios Logistics provides transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or LPG).

Since the business combination in January 2008, Navios Logistics has grown its vessel fleet from 123 to 367 vessels, including barges, pushboats and tankers, of which 367 are owned by Navios Logistics.

The following is the core fleet as of April 15, 2021.

Navios Logistics Fleet Summary (owned)

Pushboats/ Barges/ Inland Oil Tankers Fleet (1)	Number of Vessels	Capacity/BHP	Description
Pushboat Fleet	30	107,920 BHP	Various Sizes and Horsepower
Dry Barges	268	474,050 DWT	Dry Cargo
Tank Barges	58	178,948 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG

Total	359

(1)	The average age of our pushboats, weighted on the basis of horsepower, is 33 years. The average age of our barges, weighted on the basis of DWT, is 24 years.

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
He Man H	2012	1,693	Double-hulled Bunker Vessel
Elena H	2018	4,999	Double-hulled Product Tanker

Total		87,916

Our Markets

We have three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. We primarily operate in Uruguay, Argentina, Brazil and Paraguay markets. The table below reflects a breakdown of our total revenues by category and geographical market for the years ended December 31, 2020, 2019 and 2018:

	Port Terminal Business			Barge Business			Cabotage Business
	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Revenues by Geography
Uruguay	$80,805	$88,687	$63,074	$48,484	$68,824	$59,113	$1,419	—	—
Argentina	—	—	—	(285)	430	850	43,835	46,551	41,813
Paraguay	21,878	13,416	36,247	18,887	9,301	5,193	—	—	—

Total Revenues	$102,683	$102,103	$99,321	$67,086	$78,555	$65,156	$45,254	$46,551	$41,813

Port Terminal Operations

Uruguay Dry Port Terminals

We believe that the Grain Port Terminal and the Iron Ore Terminal (together, the “Dry Port Terminals”) we own and operate constitute the largest independent bulk transfer and storage port terminal complex in Uruguay based on throughputs. In 2018, 2019 and 2020, 3.0 Mt. 4.9 Mt and 3.8 Mt of grain and mineral cargo, respectively, were moved through our Dry Port Terminals. Our Dry Port Terminal complex comprises of a grain terminal, and an iron ore terminal that commenced operations in 2017.

We have Free Zone User Agreements with Uruguay dating back to the 1950s for certain lands on which we operate in Uruguay. The agreements have been extended to 2046 and may be extended further until 2066 at our option. Additionally, since our terminals are located in the Nueva Palmira Free Zone, foreign commodities moving through the terminal are free of Uruguayan taxes. See “Item 3.D Risk Factors—Risks Relating to Uruguayan Free Zone Regulation.”

We have experienced significant growth in the last ten years from 1.0 Mt of grain moved in 2000 to 3.6 Mt of grain moved in 2019. In 2020, throughput of our Grain Terminal was affected by lower Uruguayan exports due to reduced Uruguayan soybean production and lower transshipment of grains from Paraguay and Bolivia due to difficult navigation conditions because of a prolonged period of unusually warm weather and a drought in southern Brazil, Paraguay and northern Argentina that resulted in water levels in the Paraná River dropping to their lowest levels in decades. We believe that there will continue to be an increase in the use of land for agriculture and implement technology for increasing yields on productive lands in the Hidrovia Region. To address the continuing growth in the Hidrovia Region, we have expanded our grain silo capacity from 274,000 tons of grain cargo in 2009 to 454,000 tons of grain cargo as of December 31, 2020. We also installed a grain drying and conditioning facility on 13.6 acres of land adjacent to our Dry Port Terminal, which has been operational since May 2011. In addition, in October 2013 we completed the construction of an additional vessel-loading conveyor belt.

Grain Terminal Operation: The commodities most frequently handled include grain and grain products, including cereals, soybeans, corn and wheat. Our Grain Terminal receives bulk cargoes from barges, trucks, and vessels, and either transfers them directly to dry bulk carriers or stores them in our modern silos for later shipment. The Grain Terminal operates 24 hours per day, seven days per week, to provide barge and ship traffic with safe and fast turnarounds. Multiple operations may be conducted simultaneously at the Grain Terminal, including cargoes from vessels, barges, trucks and grain silos. The Grain Terminal uses a fixed fee structure for customers.

Grain Terminal Infrastructure: The Grain Terminal is unique in the region because of its sophisticated design, efficiency and multimodal operations. Our Grain Terminal has specially designed storage, drying and conditioning facilities and two-belt conveying systems that provide significant flexibility in cargo movement aimed at avoiding delays to trucks, vessels and barge convoys. The Grain Terminal currently offers approximately 460,000 tons (soybean basis) of clean and secure grain silo capacity. With nine silos (some with internal separations) available for storage, our facility provides customers storage for their commodities separate from those of other customers and allows us to identify, segregate and trace an agricultural product’s shipments in order to isolate and preserve its unique characteristics and prevent commingling (“Identity Preservation”). The Grain Terminal has the latest generation, high precision, independent weigh scales for loading activity.

The Grain Terminal has two docks. The main outer dock is 240 meters long and accommodates vessels of up to 85,000 DWT loading to the maximum draft permitted for vessels at the Martin Garcia and Mitre Canals. The dock has three modern ship loaders that since the construction of the second conveyor line to the main pier are capable of loading vessels at rates of up to 48,000 tons per day, depending on the vessel, use of silos and on the type of commodity. The secondary inner dock is 170 meters long and is dedicated to the discharge of barge convoys, which is carried out on both sides of the dock. The Grain Terminal is capable of discharging barge convoys at rates averaging 10,000 to 14,000 tons per day, depending on the type of barges and commodity. There is also a fixed-duty cycle crane to discharge barge convoys. In addition, discharging at our facility is optimized through the use of commodity-appropriate bucket size and type.

Iron Ore Terminal Operation: The commodities most frequently handled include iron ore and manganese. Our Iron Ore Terminal receives minerals from barges and either transfers them directly to dry bulk carriers or stores them in our stockpiles for later shipment. The Iron Ore Terminal operates 24 hours per day, seven days per week, to provide barge and ship traffic with safe and fast turnarounds.

Iron Ore Terminal Infrastructure: The Iron Ore Terminal is unique in the region because of its sophisticated design, efficiency and multimodal operations. Our Iron Ore Terminal has specially designed storage facilities and conveying systems that provide significant flexibility in cargo movements aimed at avoiding delays to vessels and barge convoys. On shore the new facilities comprise an area of approximately 20 acres with two stockpiles for mineral with a storage capacity of up to 700,000 tons. With two stockpiles available for storage, our facility provides customers storage for their commodities separate from those of other customers. Mineral at the stockpile are handled by a Stacker/Reclaimer. Auxiliary equipment for barge mooring, power, environment control and water treatment are also part of the iron ore terminal facility.

The Iron Ore Terminal has two new docks. The main outer dock is 300 meters long with two berths for vessels able to accommodate vessels on both sides; up to 150,000 DWT on the outer side, and up to 85,000 DWT on the inner side, loading to the maximum draft permitted for vessels at the Martin Garcia and Mitre Canals. The secondary inner dock is 200 meters long and is dedicated for the discharge of barge convoys, able to accommodate and discharge two barges at the same time. Vessels are loaded with a travelling shiploader and barges are unloaded by two cranes. Furthermore, we have expanded our dry bulk terminal operations and we believe there is significant potential for further expansion. After the completion of the development of the Iron Ore Terminal that commenced operations in 2017, we developed 74 acres of land, and we have 144 acres available to be developed inside or near the Nueva Palmira Free Zone.

Paraguay Liquid Port Terminal

We own and operate an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, located approximately 17 miles by river from the capital of Asuncion. We believe our port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity, with a current static storage capacity of 65,660 cubic meters. The port facility serves local and international operators from Paraguay and Bolivia supplying products that support the growing regional demand for energy. Because Paraguay is not an oil producing country, its needs for both crude and refined petroleum products are served entirely by imports. The main sources of supply are from Argentina and, to a much lesser extent, Bolivia. The strategic location of the terminal at the center of the Hidrovia Waterway has comparative advantages for the provision of services to both southern and northern regions.

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

Port Infrastructure: Currently, the port has 11 major and two auxiliary tanks in operation with a static storage capacity of 65,660 cubic meters. The plates are carbon steel, as specified by the American Standard for Testing Materials, and the construction was performed according to the standards of the American Petroleum Institute. We have available space to increase capacity to 90,000 or 100,000 cubic meters of storage at the terminal to meet our customers’ future demand.

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

Barge Operations

Overview: We service the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through our fleet of 359 vessels in our Barge Business. We operate different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Hidrovia Waterway. We typically contract our vessels either on a time charter basis or on a CoA basis or in the spot market.

Fleet: We control 359 vessels in our Barge Business, including 30 pushboats, 268 dry barges, 58 tank barges and three LPG barges. Our dry barge fleet is nearly three times the size it was in January 2008. The average age of our pushboats, weighted on the basis of horsepower, is 33 years. The average age of our barges, weighted on the basis of DWT, is 24 years.

Products Transported: We provide transportation for dry cargo (cereals, cotton pellets, soy bean, wheat, limestone (clinker), mineral iron and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas (LPG)). During 2020, we transported approximately 1.9 million cubic meters of liquids or tons of dry cargo, consisting of approximately 0.4 million cubic meters of liquids and 1.5 Mt of dry cargo (compared to 2.1 million, 1.7 million and 2.1 million cubic meters of liquids or tons of dry cargo in 2019, 2018 and 2017, respectively).

Cabotage Operations

Overview: Our cabotage operations serve oil majors and major trading companies in the region to transport petroleum products from the refineries to various coastal destinations. The Argentine cabotage market is restricted to established local operators with either Argentine flagged vessels or foreign flagged vessels with one-to-three year licenses for companies with sufficient Argentine tonnage. In the first quarter of 2020, we commenced operations in the Uruguay cabotage market for transportation of petroleum products through a Uruguayan double-hulled product tanker vessel. We have the competitive advantage of being able to operate in the Brazilian cabotage market through a Brazilian pushboat operator, Hidronave South American Logistics S.A. (“Hidronave S.A.”), since Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage market.

Our fleet consists of six product tanker vessels, one bunker vessel and one river and estuary product tanker.

Fleet: The table below reflects our cabotage tanker fleet as of April 15, 2021:

Vessel	Type	Built	DWT	Employment Date	Charter-Out Duration	Expiration Date of License
Malva H	Product Tanker	2008	8,974	March 1, 2020	18 months	N/A(1)
Estefania H	Product Tanker	2008	12,000	February 01, 2021	8 months	N/A(2)
Makenita H	Product Tanker	2009	17,508	February 16, 2019	36 months	June 26, 2022
Sara H	Product Tanker	2009	9,000	N/A(3)	N/A(3)	June 30, 2022
Ferni H	Product Tanker	2010	16,871	April 1, 2020	36 months	August 3, 2022
San San H	Product Tanker	2010	16,871	N/A(3)	N/A(3)	May 31, 2023
Elena H	Product Tanker	2018	4,999	October 13, 2018	60 months	August 17, 2022
He Man H	Bunker Vessel	2012	1,693	March 31, 2021	3 months	September 9, 2024

(1)	License does not apply as the vessel has an Uruguayan flag.
(2)	License does not apply as the vessel has an Argentine flag.
(3)	Vessels operating the spot market.

In Argentina, all of our cabotage tanker vessels fly a foreign flag and operate under licenses of one to three years’ duration issued by the Argentinian maritime authorities, other than the Estefania H, which flies the Argentine flag. Such licenses for our vessels expire at various times until September 9, 2024. Upon expiration, the licenses are generally renewed for periods of one to three years, in accordance with applicable local law. While renewal is pending, the vessels typically operate under provisional licenses of two to three months’ duration until a longer-term license can be obtained. In the event that a license cannot be further renewed, a vessel must fly the Argentine flag to continue operating in Argentine cabotage. The product tanker Malva H flies the Uruguayan flag and operates in Uruguay.

Products Transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils). During 2020, our cabotage fleet transported approximately 1.9 million cubic meters of liquids (compared to 1.5 million cubic meters in 2019 and 1.3 million cubic meters in 2018).

Competitive Strengths

We believe that the following strengths allow us to maintain a competitive advantage within the markets we serve:

Leading Integrated Infrastructure and Logistics Company in the Hidrovia Region Serving Growing End Markets. We believe that we own and operate the largest independent bulk transfer and storage port terminal complex in Uruguay based on throughputs, our Dry Port Terminals, and one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity, our Liquid Port Terminal. We believe we also are one of the largest owners and operators of a diverse and versatile fleet of dry and wet barges, pushboats and oil tankers in the Hidrovia Region. Our port, barge and cabotage operations serve the needs of a diverse range of industries, including mineral and grain commodity providers as well as users of refined petroleum products. We have been able to combine our ports, barges, pushboats and tankers to offer an integrated logistics solution to our customers. We have customers that use both our dry port and dry barge services such as Vale, Vetorial Mineracao S.A. (“Vetorial”), Alicorp and other customers that use our liquid port and liquid barge or cabotage services such as Vitol S.A. (“Vitol”) and Petroleos Del Sur S.A. (“Petrosur”). We believe that the scale and breadth of our integrated service offerings, together with the strategic location and unique capabilities of our infrastructure assets position us well to capitalize on the continued growth expected in iron ore, grain and liquid trade flows within the Hidrovia Region.

Strategically Located Infrastructure and Unique Operating Capabilities Make Our Solution Difficult to Replicate. Our Dry Port Terminals have served the growing grain and iron ore exports of countries in the Hidrovia Region since 1955 and are strategically located at the confluence of the Parana and Uruguay Rivers, which allows us to efficiently serve our customers’ export needs by providing easy access to the Atlantic Ocean. We operate our Dry Port Terminals under a long-term concession agreement within Uruguay, a stable, investment grade-rated country. Our current license to operate in the Nueva Palmira Free Zone, which we have renewed and extended numerous times in the past, expires in 2046, with an option to extend the concession until 2066 at our discretion. As enterprises operating in the Nueva Palmira Free Zone, the Dry Port Terminals are exempt from all Uruguayan taxes, and are subject only to limited operational restrictions. We believe most of the remaining waterfront land in the Nueva Palmira Free Zone is already subject to user agreements. Furthermore, the Iron Ore Terminal has specially-designed storage facilities and belt conveying systems that provide significant flexibility and prevent delays to vessels and barge convoys. Our Grain Terminal is the largest independent transshipment facility in Uruguay based on throughput, and the principal port for Uruguayan agricultural exports. The Grain Terminal also offers Identity Preservation, which contributes to high customer contract renewal rates, with a typical contract duration of one to six years. Our Liquid Port Terminal and storage facility in Paraguay serves the needs of our customers in Paraguay, a country with no crude production and limited refining capacity.

We believe that our location and unique capabilities that are difficult to replicate, as well as the costly and time-consuming barriers to entering the port terminal markets in which we operate, offer us an advantage over our competitors in the region and limit their ability to take advantage of the favorable tax benefits and operational conditions from which we benefit. See Item 3.D “Risk Factors—Risks Related to Our Industry and Business—Our failure to receive required approvals for or timely complete construction and commence full operation or secure satisfactory commercial contracts of our planned Port Murtinho port terminal facility could negatively affect our business operations, and we may experience difficulty managing our growth as we expand our business.”

We Benefit from Significant Contracted Cash Flows Underpinned by Our Long-Term Take-or-Pay Contract with Built-in Upside. The Vale port contract serviced through our Iron Ore Terminal is a take-or-pay services contract for the Minimum Guaranteed Quantity of 4.0 Mtpa, providing for contracted cash flows through July 2037. This contract is U.S. dollar denominated and has built-in tariff escalators that grow with inflation. In addition, the terms of the Vale port contract provide Vale with the ability to transship up to five Mt per year and a right of first refusal for use of the Iron Ore Terminal for quantities in excess of five Mt and up to six Mt within any contract year.

The Iron Ore Terminal Facility Is a Critical Link in the Corumbá Iron Ore Supply Chain. Our Iron Ore Terminal is a high-quality asset with what we believe are best-in-class components. The Iron Ore Terminal was built for the purpose of handling iron ore and manganese ore to the specifications of the Vale port contract. The Iron Ore Terminal has specially-designed storage facilities and conveying systems that provide significant flexibility in cargo movements in order to prevent delays to vessels and barge convoys.

Significant Upside Potential at Our Port Terminal Facilities. Our Grain Terminal is the largest independent grain terminal in Uruguay, based on throughput, with eight Mt per annum of annual throughput capacity. During 2020 and 2019, 2.6 Mtpa and 3.6 Mtpa of throughput were exported through our terminal respectively, leaving approximately 5.4 Mtpa and 4.4 Mtpa of incremental capacity. In 2020, throughput of our Grain Terminal was affected by lower Uruguayan exports due to reduced Uruguayan soybean production and lower transshipment of grains from Paraguay and Bolivia due to difficult navigation conditions because of a prolonged period of unusually warm weather and a drought in southern Brazil, Paraguay and northern Argentina that resulted in water levels in the Paraná River dropping to their lowest levels in decades. We believe our current excess capacity, together with our unique grain terminal capabilities, positions us to gain market share as demand for our services increases. For example, in February 2021, we commenced a new commercial relationship with COFCO. We have signed a nine-month term contract and we are currently in discussions for a long-term storage and transshipment contract. In addition, we recently signed a memorandum of understanding (the “MoU”) with a major exporter from Bolivia in order to discuss an exclusive long-term contract for barge transportation via the Hidrovia Waterway and port transhipment services at our port terminal in Nueva Palmira, Uruguay for approximately 400,000 tons of soybean meal and 120,000 cubic meters of soybean oil per annum, with expected commencement in the first quarter of 2022. The MoU is subject to customary board approvals, negotiation and signing of definitive documentation.

Our Iron Ore Terminal is the only dedicated mineral transshipment terminal in the Hidrovia and represents strategically important and unique infrastructure in the region. The Iron Ore Terminal also has significant potential for further utilization, with ten Mtpa per annum of available throughput capacity. 4.0 Mtpa represents the Minimum Guaranteed Quantity of the Vale port contract, and a further 2.0 Mtpa are exercisable at Vale’s option. Due to the recent increase in exports from Corumbá mines, as well as inquiries for transshipment services for iron ore from Bolivia, we believe that we have a robust pipeline of opportunities and have begun to fill our excess capacity. For example, Vetorial has recently agreed to a transshipment contract with us for 1.5Mtpa.

Our existing excess capacity allows us to grow and gain market share with minimal incremental investment. In addition, the capacity of both the Grain Terminal and the Iron Ore Terminal can be further expanded if there is excess demand, as we have 144 acres of undeveloped land within or near Nueva Palmira Free Zone.

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

Preferential Treatment in Certain Markets. Most countries provide preferential treatment, referred to as “cabotage privileges,” for vessels that are flagged in their jurisdiction or chartered in for operation by local ship operators. All of our tanker vessels enjoy cabotage privileges in Argentina. In addition, Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade. Our Brazilian subsidiary, gives us the competitive advantage of being able to operate in the Brazilian cabotage market, enabling us to obtain employment in preference to vessels without those cabotage privileges. Additionally, we have the ability to operate in the Uruguayan cabotage market through our local subsidiary that owns our Uruguayan flagged fleet. Furthermore, the countries of the Hidrovia Region have established a regional cabotage system in which we participate.

Long-Term Customer Relationships with High-Quality Customers and Favorable Contract Terms. We have a long history of operating in the Hidrovia Region of South America. We have consistent contract renewals and long-standing relationships with a diverse group of large customers, primarily comprised of major international agriculture and oil companies and their affiliates such as ADM, Cargill, Louis Dreyfus, Petropar, YPF, Trafigura, Vale, and Vitol. These long-term customer relationships arise from our reputation for reliability and high-quality service. In our Grain Terminal in Uruguay, we have been serving three of our key customers, ADM, Cargill and Louis Dreyfus, for 22 years on average. In our Liquid Port Terminal, liquid barge transportation and Cabotage Business, we have long-term relationships with our global petroleum customers of more than 18 years on average. In our Barge Business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts for storing and transshipping iron ore and other commodities since then. In addition, almost all of our contracts are U.S. dollar denominated and most of our Dry Port Terminals’ contracts include minimum volume guarantees and built-in tariff escalators. This reduces our currency, volume and pricing risks, which enables us to have strong cash-flow visibility.

Highly Focused on Sustainability, Safety and Serving All of Our Stakeholders. The business and operational decisions we make each day at our Port Terminal Facilities and aboard our vessels are guided by our focus on serving all of our stakeholders, including attention to the health and safety of our crew, our vessels and the environment. We believe that waterway transportation is more environmentally friendly than any alternative modes of transportation, such as by truck or rail, in addition to being one of the most fuel-efficient, and we are committed to maintaining a low carbon footprint throughout our operations. Our modern and clean infrastructure includes water treatment facilities and dust suppression systems to bolster environmental protection in the management of minerals, and our Liquid Port Terminal operates in compliance with the highest standards of our major oil customers. We are proud to have conducted our operations to date without any environmental incidents of significance within our Port Terminal Facilities.

Our technical ship management services are provided in accordance with the highest standard in the industry established by class societies, the IMO and the OCIMF and we have been vetted by the oil majors. The quality of our fleet, as well as the expertise of our fleet managers, crews and engineering resources, helps us maintain safe, reliable and consistent performance. We maintain well documented and internationally certified safety and quality management systems, perform periodic audits and conduct training, each of which affects all areas of our activities, including operations, maintenance and crewing.

We further maintain a tradition of strong corporate citizenship in the communities in which we operate, which includes, for example, our scholarship program for maritime studies and our commitment to supporting local schools, hospitals, social organizations and other not-for-profit organizations in the communities in which we operate. We also emphasize upholding strong corporate governance throughout our organization.

Established History and Experienced Management Team. We have operated in the Hidrovia Region for more than 50 years and have an experienced management team, led by our Chief Executive Officer Claudio Pablo Lopez. Mr. Lopez and his family members have collectively been involved in the logistics industry in the region since 1976. Our directors and senior executive officers have, on average over 20 years of experience in the logistics and transportation industries. Our management team has significant expertise in various lines of businesses and has been instrumental in developing and maintaining our certified safety, quality management systems and executing our growth plan. Our management has driven significant growth in revenues.

Business Strategy

Our business strategy is to continue to operate as a diversified infrastructure, logistics and port terminals company while maximizing our growth and profitability and limiting our exposure to the cyclical nature of individual sectors of the logistics industry. We intend to leverage our expertise and strong customer relationships to increase volume, efficiency and market share in a targeted manner. We will continue to build upon our reputation in the logistics and port terminals industry by pursuing the following strategies:

Capitalize on Attractive Fundamentals in Our Businesses. As an operator of some of the largest, most modern and strategically located port facilities, together with one of the largest fleets of barges and product tankers in the Hidrovia Region, we believe we are well positioned to capitalize on the attractive fundamentals for storage and marine transportation services in the region. Our ability to combine our Port Terminals in Uruguay and Paraguay with our versatile fleet of barges, pushboats and tankers to offer integrated, end-to-end logistics solutions for both our dry and liquid customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia Region has allowed us to differentiate our business and offer superior services compared to our competitors. There currently exists a shortage of adequate rail and highway infrastructure in South America to meet the growing demand for exports, and the Hidrovia Waterway and coastal trade represent some of the more cost-efficient methods of transportation in the region. The Hidrovia Waterway is one of the largest navigable river systems in the world, comparable in length to the Mississippi River system in the United States, but carries only 20% of the cargo carried on the Mississippi River system, indicating potential for further development.

Leverage Our Track-Record of Successful Development for Further Expansion. We regularly review opportunities to invest in new port facilities and other infrastructure and increase the size and capacity of our barge and cabotage fleets. For example, we have expanded the storage and transshipment capacity of our Grain Terminal, we have also successfully developed our new Iron Ore Terminal for minerals in Nueva Palmira to service the Vale port contract, and we are in the process of expanding our Liquid Port Terminal. In 2019, we ordered the construction of six liquid barges, five of which were delivered in the fourth quarter of 2020 and the remaining one was delivered in January 2021. The total consideration for the six liquid barges is $17.8 million and they have been contracted under a five year time charter contract. In the third and fourth quarters of 2020, we signed a binding letter of intent and a purchase agreement, respectively, with third parties for the acquisition of three pushboats and 18 tank barges (the “2020 Fleet”), operating in the Hidrovia Waterway, for a purchase price of $30.0 million. Included as a component of the acquisition of the 2020 Fleet is a firm customer contract, in the form of a contract of affreightment for the transportation of a minimum of 1,250,000 cubic meters of fuel during a period of up to five years (the “2020 Fleet CoA”). The acquisition was completed on March 22, 2021.

In addition to these previous investments, we are currently developing a multipurpose upriver port terminal in Port Murtinho in the state of Mato Grosso do Sul, in the center-west region of Brazil, for exports of agricultural commodities and imports of fertilizers and fuel products. We believe that this is an attractive investment opportunity because of the strong growth expected in the Mato Grosso do Sul area. Since 2018, we have purchased approximately 6.6 hectares of undeveloped, river-front land located in Port Murtinho in which the new terminal is expected to be constructed, and on March 24, 2021, we acquired 2.3 additional hectares. The new terminal is expected to service the needs of our clients for exports of soybeans, grains, sugar and other agricultural commodities and imports of fertilizers and fuel products. We have developed a master plan for the new terminal and concluded the licensing process for construction. We recently signed a non-binding letter of intent with Xiamen C&D Commodities Limited (“CND”) for long-term storage and transshipment contracts for the upriver Murtinho port terminal, which is currently under development, and the Nueva Palmira Grain Terminal in Uruguay for a minimum of 300,000 tons annual volume. As of the date of this report, we expect to complete construction of the new terminal in 2022. The new terminal is still in the early stages of development, and there can be no assurance that it will be constructed. We currently have no material commitments in respect of the construction of the terminal and our planned investment for this project is approximately $35 million.

We also have 144 acres available to be developed inside or near the Nueva Palmira Free Zone in Uruguay. In part of this available land, we plan to develop a new terminal for refined liquid products. The new liquid terminal will service the market for the storage and transshipment of fuel products for export to other countries via the Hidrovia Waterway and the sale of fuel products within Nueva Palmira Free Zone for bunkering operations of vessels and push boats. The development of this terminal depends on numerous governmental authorizations and permits. The new liquid terminal can also service the market for storage and sale of fuel products in Uruguay, however this operation requires a regulatory change that would open up the market to the private sector for import of fuel products in Uruguay, which is currently a state monopoly. Before commencement of operations of the new liquid terminal, we intend to start liquid operations in the area by selling liquid products within the Nueva Palmira Free Zone, which does not require any change in local regulation. There can be no assurance that we will obtain all necessary authorizations and permits, or this change in regulation will materialize, or that the new liquid terminal in Nueva Palmira will be constructed. We currently have no material commitments in respect of the construction of the terminal and our planned investment for this project is approximately $50 million.

Further, the Hidrovia Region barge industry is highly fragmented, and as such, there is strong industrial logic for industry consolidation. We may seek the opportunity to build scale and network density through future acquisitions; particularly should there be the opportunity to realize meaningful synergies. We may also enter into joint venture arrangements with third parties with respect to these businesses.

Continue to Capitalize on Long-Term Contracts and Optimize Our Chartering Strategy. Our business has grown with support from our long-term contracts, and we believe we are well positioned to capitalize on continued opportunities to secure contracted cash flow. Our Dry Port Terminals have provided our business with stability through longstanding contracts containing minimum volume guarantees and consistent contract renewals with high quality counterparties in diverse end markets. Our Barge Business consists of convoys chartered under time charter contracts or CoAs and our Cabotage Business consists of tankers chartered typically on one- to three-year time charter contracts. We continually monitor developments in the logistics industry and make charter-related decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions in order to implement our overall business strategy. Some of our charters provide fixed pricing, minimum volume requirements and fuel price adjustment formulas. On other occasions, we enter into CoAs, which allow us flexibility in transporting a certain cargo to its destination. Furthermore, we intend to develop relationships with new customers as we grow our fleet capacity.

Generating Operating Efficiencies and Capitalize on Our Operational Excellence. We have identified opportunities and are implementing plans to further increase overall efficiency and profitability. For example, our iron ore terminal has state-of-the-art unloading equipment, including two cranes, a conveyer belt system and a traveling shiploader with a capacity of 3,900 tons per hour (enabling a turnaround of less than two days for baby capsize vessels), and can handle cargo without the need for trucks or payloaders. We also continue to focus on optimizing our barge and tug scheduling, maximizing loads and convoy size and minimizing empty return voyages. We have developed a reputation for having quality operations in the storage, fluvial and marine transportation industries. We have implemented a quality improvement process to identify customer requirements and maintain processes designed to meet those requirements. We seek to involve the entire workforce to continually improve these processes on an ongoing basis. Our emphasis on quality allows us to provide customer service at a competitive price. Our reputation enhances our ability to successfully secure valuable contracts and has allowed us to build strong relationships with our customers. We further benefit from our relationships with Navios Holdings, a global seaborne shipping and logistics company with over 60 years of expertise in the industry, and Navios Shipmanagement, which provides us with commercial and technical management services. See “—Continue to capitalize on our relationships with Navios Holdings and Navios Shipmanagement”, below.

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

As of December 31, 2020, we employed 396 land-based employees: 28 employees in the Asuncion, Paraguay office, 49 employees at the port facility in San Antonio, Paraguay, 99 employees in the Buenos Aires, Argentina office, six employees in the Montevideo, Uruguay office, 203 employees at the dry port facilities in Uruguay, and 11 employees in the Corumbá, Brazil office.

Certain of our operations in Argentina, Paraguay, Uruguay and Brazil are unionized. We believe that we have good relations with our employees and seamen and since our inception we have had no history of significant work stoppages.

Competition

We believe we are one of the largest providers of infrastructure, logistics and marine transportation services in the Hidrovia Region, with the region’s second largest barge fleet and the third largest cabotage fleet in Argentina. We believe our ownership of river ports, including our port terminals in Uruguay that provide access to the ocean, allows us to offer a logistics solution superior to our competitors that also operate barges and pushboats. We also compete based on reliability, efficiency and price.

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to ours. However, most of these companies are proprietary service providers that are focused on servicing their own cargo. Unlike these companies, we are an independent service provider in the market for transits. With respect to exports, our competitors are Montevideo Port in Montevideo, Ontur in Nueva Palmira, and TGU in Nueva Palmira. The main competitor of our Liquid Port Terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol, TLP, Trafigura and Petrobras.

We face competition in our Barge and Cabotage Businesses with transportation of oil and refined petroleum products from other independent shipowners and from vessel operators who primarily charter vessels to meet their cargo carrying needs. The charter markets in which our vessels compete are highly competitive. Key competitors include the successor of Atria Logistica S.A., Hidrovias do Brasil, Interbarge, P&O, Imperial Shipping and Fluviomar. In addition, some of our customers, including ADM, Cargill, Louis Dreyfus and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. We also compete indirectly with other forms of land-based transportation such as truck and rail. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility. These companies and other smaller entities are regular competitors of ours in our primary tanker trading areas. We believe that our ability to combine our ports in Uruguay and Paraguay with our versatile fleet of barges, pushboats and tankers to offer integrated, end-to-end logistics solutions for both our dry and liquid customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia Region has allowed us to differentiate our business and offer superior services compared to our competitors.

Corporate Information

Our legal and commercial name is Navios South American Logistics Inc. We have been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. Our office and principal place of business is located at Aguada Park Free Zone, Paraguay 2141, Of. 1603 Montevideo, Uruguay and our telephone number is +(30) (210) 459-5000. Our website is http://www.navios-logistics.com. The information on our website is not incorporated by reference into this report and should not be considered to be a part of this report. Trust Company of the Republic of the Marshall Islands, Inc. serves as our agent for service of process, and our registered address, as well as address of its agent for service of process is Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Republic of the Marshall Islands MH96960. We maintain offices in Montevideo — Uruguay, Buenos Aires — Argentina, Asuncion — Paraguay, and Corumba — Brazil. We own the Nueva Palmira dry ports and transfer facilities indirectly through our Uruguayan subsidiaries, CNSA and Granos, and the San Antonio port facility through our Paraguayan subsidiary, Petrolera San Antonio S.A. (“Petrosan”). All of our material subsidiaries are wholly owned.

REGULATION

Environmental and Safety Regulation

Shipping is one of the world’s most heavily regulated industries, as it is subject to both Governmental regulation and industry standards. The Governmental regulations to which we are subject include local and national laws, as well as international treaties and conventions, and regulations in force in jurisdictions where our vessels operate and are registered. We also are subject to regulation by ship classification societies and industry associations, which often have independent standards. Worldwide enforcement of environmental laws is on the rise, and national and local laws and regulations may be more stringent than international conventions, as well as industry standards. Violations of these laws, regulations, treaties and other requirements could result in sanctions by regulators, possibly fines, penalties, delays, and detention.

The primary areas of maritime laws and standards to which we are subject include environment, safety, and security, as provided in detail below.

Environmental and Safety Regulation — IMO

The IMO is the United Nations agency concerned with maritime safety and the prevention of pollution by ships. The IMO has adopted a number of international conventions concerned with preventing, reducing, or managing pollution from ships; and ship safety and security. The most significant of these are described below.

IMO — Pollution Prevention

The International Convention for the Prevention of Pollution from Ships, or “MARPOL,” is the primary international convention governing vessel pollution prevention and response. MARPOL includes six annexes containing regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions, including sulfur oxides (“SOx”), nitrogen oxides (“NOx”), and particulate matter (Annex VI). The annexes also contain recordkeeping and inspection requirements.

Under MARPOL Annex I, our ships are required to have an International Oil Pollution Prevention Certificate and a Shipboard Oil Pollution Emergency Plan; under Annex IV, an International Sewage Pollution Prevention Certificate; under Annex V, a Garbage Management Plan; and under Annex VI, an International Air Pollution Prevention Certificate issued by their flag states, among other requirements, some of which must be approved by their flag states. Certain jurisdictions in which we trade have not adopted all of the MARPOL annexes, but have established various national, regional, or local laws and regulations that apply to these areas. Of the countries in the Hidrovia Region, only Paraguay has not adopted MARPOL Annex I as of March 1, 2021. The relevant Argentinean authorities (the “PNA”) have also adopted MARPOL for domestic trade. In 2008, the PNA adopted a resolution for the phase-out for single hull river vessels and barges from 2013 to 2018. This new regulation may accelerate the scrapping/modification of older river vessels and barges.

MARPOL Annex VI has been amended and was also designed to phase in increasingly stringent limits on sulfur emissions. Of the Hidrovia Region countries as of March 1, 2021, only Brazil and Uruguay have ratified MARPOL Annex VI. Argentina has recently passed Act N° 27.584 that approved MARPOL Annex VI. The vessels will be under surveyance and a certificate of air pollution prevention should be obtained.

On January 1, 2020, the emissions standard under MARPOL Annex VI for the reduction of sulfur oxides was lowered to 0.5% worldwide (down from the previous level of 3.5%). Current regulations also allow for special emissions control areas (“ECAs”) to be established with more stringent controls on emissions of 0.1% sulfur, particulate matter, and nitrogen oxide emissions. As of January 1, 2020, ships must operate on lower sulfur fuel oil with 0.5% sulfur content worldwide (down from previous levels of 3.5%) outside the ECAs. Depending on the type of vessel, transitioning to use of low sulfur fuel as a means of compliance may have required fuel system modification and tank cleaning. Another means of compliance is the installation of pollution control equipment (exhaust gas cleaning systems or scrubbers), allowing the vessel to use the existing, less expensive, high sulfur content fuel.

Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only); the North American ECA (limiting SOx, NOx, and particulate matter emissions); and the U.S. Caribbean ECA (limiting SOx, NOx, and particulates). The IMO approved, then adopted in 2017, the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI as well, which took effect in January 2021 for new vessels constructed on or after January 1, 2021 or existing vessels that replace an engine with non-identical engines, or install an additional engine.

Despite Annex VI’s extensive regulations, other jurisdictions have taken unilateral approaches to air emissions regulation. For example, the U.S. state of California adopted more stringent low sulfur fuel requirements within California-regulated waters, requiring marine gas oil, extending out to 24 nautical miles, which thus prohibits exhaust gas cleaning systems. China has also established local emissions control areas. While the Chinese areas are currently consistent with international standards in terms of sulfur content, certain Chinese local emissions control areas may become more stringent than international requirements in the future. Similarly, South Korea has established Port Air Quality Control Zones, which cap the sulfur content of fuel at 0.1%. This provision took effect on September 1, 2020.

Additionally, Annex II to MARPOL prescribes requirements for carriage of designated noxious liquid substances (“NLS”) in bulk. NLS are separated into three categories (X, Y, and Z) depending upon the seriousness of the hazard presented. Coastal or flag States may issue civil or criminal penalties for the discharge of NLS into the sea depending on the category discharged, the location of the discharge, and the conditions of discharge. Similar fines and penalties may be issued for violations of other of MARPOL’s Annexes. All countries in the Hidrovia with the exception of Paraguay have ratified Annex II.

Annex III contains general requirements for the prevention of pollution by harmful substances carried by sea in packaged form. This Annex contains requirements for safe handling of packaged substances that represent a serious risk to the environment, as well as guidelines for identification of harmful substances. For example, any relevant documents, such as the ship’s manifest, must identify the substances carried, if any, aboard our vessels. Violations of this Annex may also lead to fines and penalties, as with all MARPOL Annexes. Paraguay has not adopted MARPOL Annex III, while other countries in the Hidrovia region have ratified this Annex.

Ballast Water

The IMO, as well as jurisdictions worldwide acting outside the scope of the IMO, have implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species. The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) entered into force on September 8, 2017. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless, or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. As of March 2, 2021, the BWM Convention had 86 contracting states, representing 91.12% of world gross tonnage. Of the Hidrovia Region countries, only Argentina and Brazil are parties to the BWM Convention as of March 1, 2021. The United States is not party to the BWM Convention, but has similar, though not identical, requirements.

As amended, the BWM Convention requires, among other things, ballast water exchange, the maintenance of certain records, and the implementation of a Ballast Water and Sediments Management Plan. It also requires the installation of ballast water management systems for existing ships by certain deadlines, as described below.

Ships constructed prior to September 8, 2017 must install ballast water management systems by the first renewal survey following September 8, 2017 and must comply with IMO discharge standards by the due date for their International Oil Pollution Prevention Certificate renewal survey under MARPOL Annex I. Ships constructed after September 8, 2017 are required to comply with the BWM Convention upon delivery. All ships must meet the IMO ballast water discharge standard by September 8, 2024, regardless of construction date. Updated guidance for Ballast Water and Sediments Management Plan includes more robust testing and performance specifications.

International Conventions for Civil Liability for Oil Pollution Damage and Convention for Bunker Oil Pollution Damage and Other Pollution Liability Regimes

Several international conventions impose and limit pollution liability from vessels. An owner of a tank vessel carrying a cargo of “persistent oil,” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”), is subject to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. There is a financial limit on this liability, which is calculated by reference to the tonnage of the ship. The right to limit liability may be lost if the spill is caused by the ship owner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when it is not carrying such cargo if the spill occurs while it is in ballast. However, certain states, such as Brazil, have only ratified earlier iterations of the CLC, which have a lower liability limit, restrict the area in which the convention is applicable, and only cover spills from tankers if laden at the time of the spill. The CLC applies in over 100 jurisdictions around the world, including Argentina and Uruguay in the Hidrovia Region. Brazil has ratified an earlier version of the CLC, the 1969 convention. Of the remainder of the Hidrovia Region countries, Bolivia and Paraguay have not ratified any version of the CLC. Further, it is possible that courts in certain states may interpret the CLC to provide fewer protections, which can increase our liability in certain areas of the globe. In particular, there are indications that some courts in Brazil and Argentina may do so in the face of significant incidents..

When a tanker is carrying clean oil products that do not constitute “persistent oil” covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will generally depend on domestic laws in the jurisdiction where the spillage occurs, although other international conventions may apply. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC.

For vessel operations not covered by the CLC, including all non-tank vessels in our fleet, international liability for oil pollution may be governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) in addition to local and national environmental laws. The Bunker Convention entered into force in 2008 and imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain tonnage to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”). As of March 2, 2021, the Bunker Convention had 100 contracting states, representing 95.06% of the gross tonnage of the world’s merchant fleet. In non-contracting states, such as all of the Hidrovia Region countries, liability for such bunker oil pollution is typically determined by the national or other domestic laws in the jurisdiction in which the spillage occurs.

The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as all of the countries of the Hidrovia Region, are not parties to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain or subject to national and local law.

International Convention for the Safety of Life at Sea and the International Safety Management Code

Our vessels also must operate in compliance with the requirements set forth in the International Convention for the Safety of Life at Sea, as amended (“SOLAS”), including the International Safety Management Code (the “ISM Code”), which is contained in Chapter IX of SOLAS.

SOLAS was enacted primarily to promote the safety of life and preservation of property. SOLAS, and the regulations and codes of practice thereunder, is regularly amended to introduce heightened shipboard safety requirements into the industry. The ISM Code requires ship operators to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The ISM Code also requires vessel operators to obtain a Document of Compliance (“DOC”) demonstrating that the company complies with the SMS and a Safety Management Certificate (“SMC”) for each vessel verifying compliance with the approved SMS by each vessel’s flag state. No vessel can obtain an SMC unless its manager has been awarded a Document of Compliance, issued by the flag state for the vessel, under the ISM Code.

Non-compliance with the ISM Code and regulations contained in other IMO conventions may subject a shipowner to increased liability, lead to decreases in available insurance coverage for affected vessels, or result in the denial of access to, or detention in, certain ports. For example, the United States Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code may be prohibited from trading in ports in the United States and the EU. Non-compliances identified in port may lead to delays and detention. Each company’s DOC and each vessel’s SMC must be periodically renewed, and compliance must be periodically verified. The failure of a ship operator to comply with the ISM Code and IMO measures could subject such party to increased liability, decrease available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports.

Energy Efficiency and Greenhouse Gas Reduction

The IMO now has mandatory measures for an international greenhouse gas (“GHG”) reduction regime for a global industry sector, and recent activity indicates continued interest and regulation in this area in the coming years. These energy efficiency measures took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. A major component of this GHG regime is the development of a ship energy efficiency management plan (“SEEMP”), with which vessels across the industry must comply. Vessel SEEMPs were required to be updated by December 31, 2018 to include data collection processes and vessels were required to begin collecting data on fuel oil consumption on January 1, 2019. In November 2020, IMO’s Marine Environmental Protection Committee (“MEPC”) approved draft amendments to MARPOL Annex VI concerning mandatory goal-based technical and operational measures to reduce carbon intensity of international shipping, with a view to adoption at the MEPC 76 meeting in June 2021. If adopted, they would enter into force on January 1, 2023.

ISPS Code

In 2002, following the September 11 terrorist attacks, SOLAS was amended to impose detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security Code (“ISPS Code”), which is Chapter XI-2 of SOLAS. Vessels demonstrate compliance with the ISPS Code by having an International Ship Security Certificate issued by their flag state.

Among the various requirements are:

•	On-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	On-board installation of ship security alert systems;

•	Development of Vessel Security Plans;

•	Appointment of a Ship Security Officer and a Company Security Officer; and

•	Compliance with flag state’s security certification requirements.

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

Other Conventions and Laws Impacting the Countries of the Hidrovia Region

The Viña del Mar Agreement on Port State Control is in force in Argentina, Bolivia, Brazil, Colombia, Chile, Cuba, El Salvador, Guatemala, Honduras, Mexico, Panamá, Perú, República Dominicana, Uruguay and Venezuela. This agreement enables state port authorities to supervise vessels reaching their ports. This agreement establishes a closer collaboration among the maritime authorities in the region to coordinate port state control measures for foreign-flag vessels that visit their ports. The principal objective is the commitment of the maritime authorities in the region to maintaining an effective inspection system to ensure compliance with safety and pollution prevention requirements contained in international conventions.

Argentina and Brazil are part of the International Convention Relating to Intervention on the High Seas in Cases of Oil Pollution Casualties 1969. This convention states the right of coastal States to take necessary measures on the high seas to prevent, mitigate or eliminate grave and imminent danger to their coastline or related interests from pollution or threat of pollution of the sea by oil, following a maritime casualty or acts related to such a casualty. In addition, Brazil has acceded to the 1973 Protocol that amend the 1969 Convention.

Title VII of the Navigation and Security Protocol of RIOCON, applies to the prevention, reduction and control of pollution from vessels in the Hidrovía Region.

Additionally, each country of the Hidrovia Region has its own laws related to oil pollution.

•

Argentina: Pursuant to section 41 of the Argentine National Constitution as amended in 1994, all citizens have the right to a healthy environment, balanced and apt for human development so that the productive activities satisfy current needs without harming future generations and citizens and companies have the duty to preserve it. In addition, section 41 states that the damage will generate the duty to remedy the environment. The Water Pollution Prevention & Surveillance Act (22.190) prohibits the dumping of oil in the waterways and establishes rules for the prevention of pollution of waterways and other elements of the environment by pollutant agents from vessels and naval devices. This Act also makes an owner and a “disponent owner” of a vessel (i.e., the person or company that has commercial control over a vessel’s operations without owning the vessel) that causes pollution strictly liable for any clean-up costs and imposes fines for violations. The Dangerous Waste Act (24.051) regulates the creation, handling, transport and final disposal of dangerous waste and makes the owner and/or guardian of the waste strictly liable and imposes fines and/or imprisonment for violations. The National Environmental Policy Act (25.675) establishes the minimum budgets needed to achieve sustainable and adequate management of the environment, makes the person who causes the environmental damage strictly liable, and states that activities that could pollute the environment must be insured. Chapter VIII of the REGINAVE (Maritime, River and Lake Navigation Regime) also governs environmental issues and imposes fines for violations. In addition, as of August 1, 2015, a new Civil and Commercial Code is in force in Argentina. Said new code states that the owner or the keeper of dangerous or vicious objects or the person who profits from such activities, shall be liable for the resultant damages (section 1757 and others).

•	Bolivia: A carrier is in principle liable for any pollution damage caused by cargo carried under its care. This liability may be extended to the cargo owner.

•

Brazil: The Brazilian legal framework which governs marine pollution incidents encompasses several infra-constitutional Laws and regulations, the main statutes being: Law no. 6.938/81 (Brazilian National Policy on the Environment); Law no. 7.347/1985 (which regulates the Civil Public Action); Law no. 9.966/2000 (“Oil Law”); Law no. 9.605/98 (Environmental Crimes Law); and the Decree no. 83,540/79, which regulates the Decree that gave the force. In 1992, Brazil signed the Acuerdo de Transporte Fluvial por la Hidrovia Paraguay-Parana, together with Argentina, Bolívia, Paraguay and Uruguay, in order to develop the Hidrovía Paraguay-Paraná. In December 1997, Brazil signed together with Argentina an Agreement on Environmental Cooperation, which fosters the cooperation to preserve the marine environment, especially with respect the pollution of coastal areas.

According to the aforementioned legislation, liability for environmental pollution damages in Brazil can be assessed in three different spheres: civil; administrative; and criminal. Insofar as the liability regime for civil damages caused to the environment or to affected third parties by oil pollution, this is one of joint strict liability, i.e. the owner and its insurer, as well as any other guarantor, are jointly liable for damages, independent of fault, based on Article 14, §1º, of Law no. 6.938/81 and Article 9, §2º of the Decree no. 83.540/79. Limitation of liability as set out in the CLC-69 is not applicable in Brazil. Insofar as administrative liability, according to Article 25 of the Oil Law, in the event of oil pollution damages, the following parties can be held administratively liable for the above-mentioned fines: the shipowner; the shipowner’s legal representative; the ship operator; the concessionaire; the master or crewman; the representatives of the port, terminal, platform, shipyard or marina; and the cargo owner. According to the same article, the administrative penalties can vary from simple warnings to fines in total up to R$50 million. Brazil is party to the 1990 International Convention on Oil Pollution Preparedness, Response and Co-operation.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCCC”) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain greenhouse gases, generally referred to as GHGs, which are suspected of contributing to global warming. Currently, GHG emissions from international shipping do not come under the Kyoto Protocol. Additionally, jurisdictions throughout the world have examined means of regulating GHGs.

Some attention has been paid to GHGs in Europe. On June 28, 2013, the European Commission (“EC”) adopted a communication setting out a strategy for progressively including GHG emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The Regulation was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

There are varying approaches on whether to add additional regulations on GHG emissions in the United States, which has reentered international commitments relating to GHG regulation. However, the Transportation Committee of the U.S. House of Representatives, in January 2020, held a hearing on “Decarbonizing the Maritime Industry,” which highlighted alleged health impacts of GHG, the IMO’s goal of decarbonization, and what next steps can be taken in reducing emissions from vessels. Further, in March 2020 legislation was introduced in the U.S. Congress which would have require emissions reductions of 80% below the 2005 emissions level. The bill would also have required each U.S. state to develop its own Strategic Action Plan for reducing greenhouse gas emissions. Although this bill did not become law, similar legislation has been introduced in the current Congress. The current legislation under consideration in the U.S. House of Representatives would aspire to reduce GHGs by at least 50 percent below 2005 levels by 2030, and achieve net-zero GHG emissions by 2050. The bill would also authorize changes to the standards used to regulate engines in vessels and incentivize the use of shore power while in port. It is notable that both bills targeted the transportation sector in particular for GHG regulation.

In additions, the IMO has developed and intends to continue developing limits on emissions before 2023. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; and a global emissions trading scheme which would allocate emissions allowances and set an emissions cap, among others. The IMO’s current strategy encompasses a reduction in total GHG emissions from international shipping. The IMO’s goal is to reduce total annual GHG emissions by at least 50% by 2050 compared to 2008, while at the same time, pursuing efforts towards phasing them out entirely.

In 2018, IMO’s call to action on GHGs was met with industry pushback in many countries. Despite this, work on GHG continues to be an important issue at the IMO, and recent indications show the potential for further regulation of GHG in shipping. The next MEPC meeting in June 2021, will consider draft amendments to MARPOL Annex VI which would regulate GHG beginning in 2023. MEPC additionally also issued comments on the IMO’s “Fourth IMO GHG Study.” These developments signal continued and potentially increasing interest in GHG regulation from the IMO and the MEPC in particular.

Inspections

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. Wrongdoing or deficiencies discovered in the course of inspections can result in fines, penalties, delays in the loading, offloading or delivery of cargo, or even the seizure of our vessels or their cargoes. The primary inspection programs to which we are subject are described below.

Inspection by Classification Societies

Every seagoing vessel must be inspected and approved by a classification society in order to be flagged in a specific country, obtain liability insurance, and legally operate. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions to which that country is a party. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will often undertake them on application or by official order, acting on behalf of the vessel’s flag administration.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state or port authority. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed subject to statutory requirements mandated by SOLAS as follows:

Annual Surveys. For certain ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

All of our product tankers vessels are certified as being “in class.” For inland waterways navigation, class is not mandatory; although most insurance underwriters and oil major vetting department require class certificates (by a classification society which is a member of the International Association of Classification Societies). We were among the first owners operating in the Hidrovia Region offering barges and pushboats with class certificates. Presently, we have almost the complete inland fleet under class. For the inland fleet, the statutory certificates are issued directly by the flag authority.

Our inland fleet is subject to regularly scheduled drydocking and special surveys which are carried out up to every eight years. Currently, our inland fleet is scheduled for intermediate surveys and special surveys as follows: Special Drydock every six years for pushboats and every eight years for barges and Afloat Intermediate Inspection in the middle of each six for pushboats and every two years for barges. All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. Most seagoing vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. River units are only drydocked up to every six or eight years for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the vessel owner during the survey or within prescribed time limits.

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

TMSA Program

OCIMF’s Tanker Management and Self Assessment (“TMSA”) program was introduced in 2004 as a tool to help vessel operators assess, measure and improve their management systems. The TMSA program has been expanded to encompass all tank vessel operators, including those managing coastal vessels and barges. The program encourages vessel operators to assess their safety management systems against listed key performance indicators and provides best practice guidance to minimize the possibility of problems reoccurring. Because non-SOLAS vessels are not subject to the ISM Code, operators of such vessels may use this guide as a tool to measure and improve their operations. A company that incorporates the guidelines contained in the TMSA into their management system may be considered as having an active assessment process, even if not being inspected under the SIRE scheme or having ISM as a management system. Vessel operators can use their assessment results to develop a phased improvement plan that improves safety and environmental performance. Although the TMSA program provides guidance, responsibility for vessel operations, and distribution of this data, lies exclusively with the vessel operator. The TMSA program builds upon the ISM Code and can provide valuable feedback to the charterer on the effectiveness of the vessel operator’s management system. We have currently upgraded to TMSA 3.

Sanctions and Compliance

We constantly monitor developments in the U.S., the EU and other jurisdictions that maintain economic sanctions against Iran, Russian entities, Venezuela, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes.

Iran Sanctions

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

•

Sanctions on significant transactions related to the purchase or sale of Iranian rials, or the maintenance of significant funds or accounts outside the territory of Iran denominated in the Iranian rials;

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

Russia/Ukraine Sanctions

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

Venezuela-Related Sanctions

The U.S. sanctions with respect to Venezuela prohibit various financial and other transactions and activities, dealings with designated Venezuelan government officials and entities, and curtail the provision of financing to Petroleos de Venezuela, S.A. (“PdVSA”) and other government entities, and they also prohibit U.S. persons from purchasing oil from PdVSA. Additionally, U.S. (blocking) sanctions may be imposed on any (non-U.S.) person that has materially assisted, sponsored, or provided financial, material, or technological support for, or goods or services to or in support of, or any blocked entity such as PdVSA.

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

Other E.U. Economic Sanctions Targets

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

Hull and Machinery and War Risk Insurances

We have marine hull and machinery and war risk insurance, which provides coverage for partial damage arising from mechanical failure (tugs and vessels only), fire, explosion, stranding, collision and grounding, as well as in case of actual or constructive total loss, for all the fleet. Each of the owned vessels is covered according to inland industry standards. Coverage is placed with Global Leading Underwriters.

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

Business Interruption and Strike Insurance

We maintain business interruption and strike insurance (subject to customary limitations and deductibles) for our Dry Port Terminals and Liquid Port Terminal facilities.

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

We seek to manage risk through a number of strategies, including vessel control strategies (chartering and ownership) and freight carriage. Our vessel control strategies include seeking the appropriate mix of owned vessels, long- and short-term chartered-in vessels, coupled with purchase options, when available, and spot charters. We also enter into CoAs, which gives us, subject to certain limitations, the flexibility to determine the means of getting a particular cargo to its destination. In our Liquid Port Terminal (Petrosan), our strategy involves the analysis of market opportunities in order to buy and sell refined petroleum products, and to manage the appropriate mix in storage of owned and third-party products.

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

Commitments and Contingencies

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (“Enresur”) (entities wholly owned by the Company) under their respective direct user agreements with the Nueva Palmira Free Zone, for the amounts of $0.8 million and $0.5 million, respectively.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol up to $12.0 million. This guarantee expires on March 1, 2022.

On August 16, 2018, there was a fire incident at the iron ore port terminal in Nueva Palmira, Uruguay for which the Company maintains property and loss of earnings insurance coverage for such types of events (subject to applicable deductibles and other customary limitations). As of September 12, 2019, the full amount has been collected in relation to this claim.

In September 2020, the Company agreed a settlement regarding a storage and transshipment contract in the grain port terminal for a total amount of $4,1 million, which will be collected in three equal installments of $1,4 million on June 1, 2021, 2022 and 2023. For the year ended December 31, 2020, the Company recognized a gain of $4,1 million which is included under the line “Other operating income” of the Company’s consolidated statement of income.

Seasonality

The transportation of agricultural grains is linked to the seasonality of grain harvests throughout the year. For example, soybean harvests in the Southern Hemisphere are largely concentrated between the months of February and March, while corn harvests take place during the winter months between July and August. Generally, the high season for the Barge Business is the period between February and July as a result of the South American harvest and higher river levels. As such, during the South American late spring and summer, mainly from November to January, low levels of water in the northern Hidrovia Waterway could adversely affect volumes transported in the event that the water level is not high enough to accommodate the draft of a heavily laden vessel.

With respect to Dry Port Terminal operations in Uruguay, the high season is mainly from April to September, linked with the arrival of the first barges down the river and with the vessels’ logistics operations.

Liquid Port Terminal operations in Paraguay and the Cabotage Business are not significantly affected by seasonality as they are primarily linked to refined petroleum products.

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

For additional information on our major shareholders, see “Item 7. Major Shareholders and Related Party Transactions” and “Item 3.D Risk Factors—Risks Relating to Our Organizational Structure—We are a majority-owned subsidiary of Navios Holdings, through which significant controlling stockholders, along with members of our management team, may exert considerable influence over our actions in ways that may not serve the interests of investors.”Navios Logistics was incorporated as a Republic of the Marshall Islands corporation on December 17, 2007 and its subsidiaries are listed below:

Subsidiaries included in the consolidation:

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of income
				2020	2019	2018
Corporacion Navios S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Energias Renovables del Sur S.A.	Uruguay	Land Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1-12/31	1/1-12/31	1/1-12/31

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of income
				2020	2019	2018
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Horamar do Brasil Navegação Ltda	Brazil	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navarra Shipping Corporation	Republic of the Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Pelayo Shipping Corporation	Republic of the Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navios Logistics Finance (U.S.) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Naviera Alto Parana S.A.	Paraguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Edolmix S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Cartisur S.A.	Uruguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
NP Trading S.A.	British Virgin Islands	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Delta Naval Trade S.A.	Panama	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Terra Norte Group S.A.	Paraguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Corporacion Navios Granos S.A. (1)	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	1/1-12/31	11/30-12/31
Docas Fluvial do Porto Murtinho S.A. (1)	Brazil	Land Owning Company	95%	1/1-12/31	1/1-12/31	11/12-12/31
Siriande S.A. (2)	Uruguay	Non-Operating Company	100%	1/1-12/31	9/16-12/31	—
Grimaud Ventures S.A. (3)	Republic of the Marshall Islands	Financial Asset Holder Company	100%	1/21-12/31	—	—

(1)	These companies were establised during the year ended December 31, 2018.
(2)	This company was established during the year ended December 31, 2019.
(3)	This company was established during the year ended December 31, 2020.

D. Property, Plant and Equipment

Our only material property is our owned vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

We and our subsidiaries currently lease (or occupy as free zone users, as the case may be), the following premises:

•

Our subsidiary CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which we operate our port and transfer facilities, located at Zona Franca, Nueva Palmira, Uruguay. CNSA has been authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, who on September 27, 1956 approved an agreement, as required by applicable law at the time. On December 4, 1995, CNSA’s rights as a direct user have been renewed in a single free zone user agreement which was subsequently amended on multiple occasions to reflect, among other things, the incorporation of new plots of land. On March 4, 2016, the extension of the agreement has been modified, allowing CNSA to install and operate a transfer station to handle and store goods, including raw manganese, minerals, grains and all types of liquid cargo and to build and operate a plant to receive, prepare and dry grain in the Nueva Palmira Free Zone. As a part of a restructuring process, on November 13, 2018, CNSA has modified its user agreement with the Free Zone of Nueva Palmira, returning to the Free Trade Zone the area in which the facilities of the grain terminal were located, so that such area was subsequently assigned to Granos, another Navios Logistics’ subsidiary. By the means of the restructuring process, CNSA currently performs all activities related to transshipment and deposit of minerals, whereas Granos performs activities related to the transshipment and deposit of agro-commodities and grains. Under the aforementioned agreement, CNSA has the right of use of approximately 37 acres and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. CNSA has also assumed certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division in case there is a breach of the terms of said agreement, labor laws and social security contributions, and if CNSA commits illegal acts or acts expressly forbidden by the agreement. The agreement entered into between CNSA and the Free Zone expires on March 3, 2046, with a 20-year extension at our option, until 2066.

•

As a consequence of the above-mentioned restructuring process, on November 13, 2018, Granos entered into a user agreement with the Free Zone of Nueva Palmira, having been authorized to operate as a direct free zone user, therefore being allowed to install and operate a transfer station to handle and store goods, including raw manganese, minerals, grains and all types of liquid cargo and to build and operate a plant to receive, prepare and dry grain in the Nueva Palmira Free Zone. By the means of the such agreement, Granos currently has the right of use of approximately 46 acres and pays a total fixed annual fee that amounts to $0.2 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. The agreement with the Free Zone expires on March 3, 2046, with a 20-year extension at our option, until 2066.

•

On August 4, 2011, Enresur entered into a direct user agreement with the Free Zone of Nueva Palmira and subsequently, due to the acquisition of Enresur by Navios Logistics, such agreement has been revised by an amendment entered into with the Free Zone in July 22, 2016. Therefore, Enresur obtained an authorization to operate as a free zone user, being allowed to build, install and operate a system of handling, storage and treatment of materials in general and raw materials, including raw manganese, minerals, grains and all types of liquid cargo. As a consequence of the agreement, Enresur currently has the right of use of 27 acres and 9556 square meters and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $0.25 per ton transshipped. The agreement expires on July 22, 2046, with a 20-year extension at our option, until 2066.

•

On December 29, 2008, Edolmix S.A. entered into a direct user agreement with the Free Zone of Nueva Palmira and, due to the acquisition of Edolmix by Navios Logistics in December 2014, such agreement has been revised by an amendment entered into with the Free Zone in July 22, 2016. Therefore, Edolmix has obtained an authorization to operate as a free zone user, being allowed to install and operate warehouses, silos, industrial facilities for the storage and handling of materials in general and raw materials, including raw manganese, minerals, grains and liquid cargo, containers and pallets; having being also authorized to install and operate a barge dock and a port terminal. As a consequence of the agreement, Edolmix currently has the right of use of 34.5 acres and 3,546 square meters and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. The agreement expires on July 22, 2046, with a 20-year extension at our option until 2066.

•	Granos also leases approximately 204 square meters of space at 2141 Paraguay, Montevideo, Uruguay, pursuant to a lease agreement that expires in November 2026.

•

Our subsidiary Compania Naviera Horamar S.A. leases approximately 409 square meters at 429 Cepeda Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 30, 2023.

•

Compania Naviera Horamar S.A. leases approximately 277 square meters of a warehouse located at 874 California St., Buenos Aires, Argentina. The lease agreement expires on August 31, 2021. Compania Naviera Horamar S.A. also leases an apartment for the use of one of its employees located at 206 Nicasio Oroño, Rosario, Argentina. The lease agreement expires on October 31, 2023.

•

Compania Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito. As per a new contract dated June 28, 2019, the lease agreement expires on June 30, 2021.

•

Compania Naviera Horamar S.A. leases approximately 1,370 square meters of an office space at Av. Juana Manso 205, Buenos Aires, Argentina, pursuant to a lease agreement that expires in June 2021. As per addendum dated November 21, 2019, CNH has agreed to lease nine additional parking spaces and one storage until expiration date.

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

•

Our subsidiary Hidronave South American Logistics leases an office space at 688, 15 De Novembro Street, Corumbá, Brazil, pursuant to a lease agreement that expired in May 2020 and was automatically renewed, according to the terms set forth in the lease agreement.

•

Our subsidiary Docas, in 2018, acquired a plot of land in Porto Murtinho, Brazil of approximately 3.5 hectares and it is located on the shoreline of the Paraguay River. On September 10, 2019 Docas has also acquired a new plot and on June 4, 2020 Docas has acquired from AABB Banco do Brasil an additional plot of land totaling 3.2 hectares for 2019 and 2020. On March 24, 2021, Docas acquired a plot of land of approximately 2.3 hectares.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following is a discussion of our financial condition and results of operations as of and for each of the years ended December 31 2020, 2019 and 2018. All of these financial statements have been prepared in accordance with IFRS. You should read this section together with the with the Audited Consolidated Financial Statements and the accompanying notes, for each of the fiscal years ended December 31, 2020, 2019 and 2018 which are included elsewhere in this annual report on Form 20-F.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward-looking statements are based on Navios Logistics’ current expectations and observations. See “Forward-Looking Statements and Risk Factor Summary” and “Item 3.D Risk Factors” in this report for the factors that, in Navios Logistics’ view, could cause actual results to differ materially from the forward-looking statements contained in this report.

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. We believe we are one of the largest logistics companies in the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. We serve our customers in the Hidrovia region through our three existing port storage and transfer facilities, our Grain Terminal, which supports agricultural and forest-related exports located in Uruguay, our Iron Ore Terminal, which supports mineral-related exports both located in Uruguay and our Liquid Port Terminal, with tank storage for refined petroleum products in San Antonio, Paraguay. We complement our three port terminals with a diverse fleet of 359 barges and pushboats that operate in our Barge Business and eight vessels, including six tankers, one bunker vessel and one river and estuary product tanker, which operate in our Cabotage Business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or “LPG”).

For a discussion of our history and development, see “Item 4.A History and Development of the Company”.

Ports

We own three port storage and transfer facilities, our Grain Terminal, which supports agricultural and forest-related exports, our Iron Ore Terminal, which supports mineral-related exports both located in Nueva Palmira Free Zone, Uruguay and Liquid Port Terminal, with tank storage for refined petroleum products in San Antonio, Paraguay. Our port facilities in Nueva Palmira, Uruguay, have a total storage capacity for grains of approximately 460,000 metric tons, and a stockpile capacity of 700,000 tons for mineral ores, moved 3.8 million tons of dry cargo in 2020, as compared to 4.9 million tons of dry cargo in 2019. Our port facility in San Antonio, Paraguay, with a total static storage capacity of 65,660 cubic meters, moved approximately 396,169 cubic meters of stored liquid cargos and had 30,137 cubic meters of sales of products concerning liquid fuels (primarily diesel and naphtha) in 2020 as compared to approximately 397,033 cubic meters of stored cargos and 16,002 cubic meters of sales of products in 2019.

Fleet

Our current core fleet consists of a total of 367 owned vessels, barges and pushboats.

See “Item 4.B Business Overview” for details on our current core fleet.

Recent Developments

The Global Outbreak of Novel Coronavirus Disease (COVID-19)

On March 11, 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus, COVID-19 a global pandemic. The COVID-19 pandemic and governmental responses to the pandemic have dramatically altered the global landscape and, in particular, have had since March 2020, and continue to have, a severe impact on global and economic conditions in the jurisdictions in which we operate.

The coronavirus or other epidemics or pandemics could potentially result in delayed deliveries of vessels or port facilities that we may have under construction, disrupt our operations and significantly affect global markets, affecting the demand for our services, the operation of our port terminal facilities, global demand for commodities, as well as the price of regional freights and hires, our port tariffs, and otherwise disrupt the operations of our customers and suppliers.

Employee safety is one of our primary concerns, and we endeavor to take all necessary precautions to support safe working conditions, including the implementation of updated health and safety protocols, temperature checks for employees and increased time between shifts. Our ports, barges and cabotage fleets, as well as our offices, have remained operational during the COVID-19 outbreak. To date we have not experienced a material impact on our business, financial conditions or results of operations from COVID-19, however the ultimate impact on our business remains uncertain.

Vale Port Contract Throughput Update

Vale recently advised the Company that it intends to increase throughput of minerals through our port terminal in Nueva Palmira, Uruguay, to approximately 1,660,000 tons in 2021. This represents a 43% increase over 2020 when Vale transshipped through our port terminal 1,164,115 tons of iron ore and manganese.

Murtinho Port Terminal Update

In September 2020, we signed a non-binding letter of intent with CND for long-term storage and transshipment contracts for the upriver Murtinho Multipurpose Port Terminal in Brazil, which is currently under development, and Grain Terminal in Nueva Palmira, Uruguay for a minimum of 300,000 tons annual volume. CND is part of the group of C&D Inc., a rapidly growing agricultural and industrial conglomerate listed on the Shanghai stock exchange that imports about eight Mt of soybeans into China annually. CND intends to source soybeans originating in the State of Mato Grosso do Sul, Brazil, and export them through the Hidrovia Waterway utilizing the Company’s upriver export terminal in Port Murtinho and downriver transshipment terminal in Uruguay. Since 2018, we have purchased approximately 6.6 hectares of undeveloped, river-front land located in Port Murtinho in which the new terminal is expected to be constructed, and on March 24, 2021, we acquired 2.3 additional hectares.

New Iron Ore Transshipment Contract

In May 2020, Navios Logistics signed an agreement with Vetorial for the transshipment of iron ore through the Iron Ore Terminal in Nueva Palmira, Uruguay with an undertaking from Cargill to pay to Navios Logistics directly the transshipment fees under this contract. This agreement reflects a number of trial transshipments of cargo originating from mines of Vetorial in the area of Corumbá, Brazil.

In August 2020, Navios Logistics signed a one year contract with Vetorial, with an option for Vetorial to extend for a single six-month period, for the transshipment of 1.5 Mt per year of iron ore through the Iron Ore Terminal in Nueva Palmira, Uruguay, with an undertaking from Cargill to pay Navios Logistics the transshipment fees directly under this contract for the commodities purchased by Cargill.

New Storage and Transshipment and Barge Transportation Opportunity

In November 2020, we agreed with 4B Mining Corp. the main terms for a two-year storage and transshipment contract at our iron ore terminal in Nueva Palmira, Uruguay for up to 650,000 tons per year, with a take-or-pay quantity of 150,000 tons in year one and 250,000 tons in year two. In addition, we agreed main terms for a two-year barge transportation contract for up to 650,000 tons per annum. These agreements are subject to financial closing of 4B Mining Corp. acquisition of the MPP assets, a mine in Corumbá, Brazil, customary board approvals and the negotiation and signing of definitive documentation.

New Grain Terminal Commercial Relationship

In February 2021, we commenced a new commercial relationship with COFCO at our grain terminal in Nueva Palmira, Uruguay. We have signed a nine-month term contract, and we are currently in discussions for a long term storage and transshipment contract. The shipment completed in February was the first ever export of Uruguayan barley to China.

Proposed Initial Public Offering of Equity Securities

On March 12, 2021, we filed a registration statement on form F-1 with the Commission and a registration request with the Brazilian Securities Commission (Comissão de Valores Mobiliários (the “CVM”)) in connection with a potential public offering of common shares that, upon completion of the offering, will be listed on the Nasdaq Global Select Market, including shares that may be held in the form of Brazilian Depositary Receipts (“BDRs”) that will be listed on B3 S.A.—Brasil, Bolsa, Balcão (the “B3”). The structure and timing for the completion of any offering are subject to market conditions and other factors and there can be no assurance as to when any such offering and related listings will occur, if at all.

Distributions to Pre-IPO Holders and Cancellation of the Navios Holdings Loan Agreement

Prior to the consummation of, and contingent upon, our proposed initial public offering, we intend to declare a dividend to be paid to the holders of record of our common stock as of a date that is prior to the initial listing thereof (the “Pre-IPO Dividend”). To satisfy our obligations in connection with the Pre-IPO Dividend, we will (i) cause Grimaud Ventures S.A. (“Grimaud”), our wholly-owned subsidiary, to forgive all amounts (the “Cancellation”) owed by Navios Holdings to Grimaud pursuant to that certain Loan Agreement dated as of April 25, 2019 by and among Navios Holdings, as borrower, and Grimaud, as lender (as amended, the “Navios Holdings Loan Agreement”) and (ii) make a pro rata cash dividend payment to Peers (the “Peers Dividend”). Navios Holdings and Navios Corporation, the subsidiary of Navios Holdings that holds our common stock, will agree to waive any right for Navios Corporation to receive a pro rata cash dividend in respect of our common stock in exchange for the Cancellation.

The payment of the Peers Dividend is expected to be made, and the Cancellation is expected to be effected, on or after the consummation of our proposed initial public offering. The occurrence of the Peers Dividend and the Cancellation remain subject to future approval of our Board of Directors and to the consummation of our proposed initial public offering.

Delivery of the 2020 Fleet and Enter into Five-Year “Take-or-Pay” Contract

On March 22, 2021, we completed the acquisition of the 2020 Fleet, operating in the Hidrovia Waterway, for a purchase price of $30.0 million. Included as a component of the acquisition of the 2020 Fleet is a firm customer contract, in the form of the 2020 Fleet CoA. The acquisition was funded with $15.0 million from existing cash to be paid at closing and sellers’ financing of $15.0 million, bearing interest at a fixed rate of 5% per annum, payable in three equal annual installments.

A. Operating Results

Overview

Factors affecting our results of operations

Our results of operations are affected by certain factors, including our ability to renew contracts on our fleet and ports on the expiration of current contracts which depends on economic conditions in the sectors we operate and changes in the supply and demand for vessels, barges and pushboats and for the transportation and storage of commodities. Other factors that affect our operating results include the construction or completion of the expansion of our Port Terminal Facilities, fluctuations in exchange rates, the impact of inflation and fuel price increases, public health or safety concerns and governmental regulations and restrictions, including those caused by the recent pandemic outbreak of the novel coronavirus (COVID-19), and the seasonality and weather impacts of the industries in which we operate. For further discussion on factors affecting our results of operations, see also “Item 3.D Risk Factors” included elsewhere in this report. For information regarding governmental, economic, fiscal, monetary or political policies that could materially affect our operations, see “Item 3.D Risk Factors — Risks Relating to Argentina”, “Risks Relating to Uruguayan Free Zone Regulation” and “Other Risks Relating to the Countries in which We Operate.”

Economic Environment in the Hidrovia Region

As substantially all of our operations, facilities and customers are located in the Hidrovia Region, we are primarily affected by macroeconomic conditions in Argentina, Brazil, Paraguay and Uruguay, including inflation and fluctuations in foreign exchange rates. Volatility in the regional economy, including volatility in any of the countries in which we operate, and measures taken by national governments in the region have had, and are expected to continue to have, a significant impact on our business. See “Risk Factors—Risks Relating to Argentina, “Risk Factors—Risks Relating to Uruguayan Free Zone Regulation” and “Risk Factors—Other Risks Relating to the Countries in which We Operate.”

The Recent Global Outbreak of Novel Coronavirus Disease (COVID-19)

The coronavirus or other epidemics or pandemics could potentially result in delayed deliveries of vessels or port facilities that we may have under construction, disrupt our operations and significantly affect global markets, affecting the demand for our services, the operation of our port terminal facilities, global demand for commodities, as well as the price of regional freights and hires, our port tariffs, and otherwise disrupt the operations of our customers and suppliers.

If the impact of coronavirus continues or worsens, we may be unable to charter our vessels at the rates or for the length of time we currently expect, commence or complete the construction of our planned port terminal facilities in Port Murtinho, Brazil and in Nueva Palmira, Uruguay. The effects of the coronavirus remain uncertain, and, should customers be under financial pressure, this could negatively affect our charterers’ and clients’ business, financial conditions and their willingness or ability to perform their obligations to us or could cause a decrease in the services that they hire from us. The loss or termination of any of our contracts, or a decline in payments thereunder, could have a material adverse effect on our business, results of operations and financial condition.

Any prolonged measure may affect our normal operations. All these measures have further affected the process of construction and repair of vessels, as well as the presence of workers in shipyards, of administrative personnel in their offices, and of seafarers. Any prolonged restrictive measures in order to control the novel coronavirus or other adverse global public health developments may have a material and adverse effect on our business operations and demand for our services generally.

Contract Rates

The shipping and logistics industry has been highly volatile in the recent past. In order to maximize the utilization of our fleet and storage capacity, we must be able to renew the contracts that utilize our fleet and ports upon the expiration or termination of current contracts. This ability mainly depends upon economic conditions in the sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats and changes in the supply and demand for the transportation and storage of commodities.

Weather Conditions

As we specialize in the transport and storage of liquid cargoes, as well as the transport of dry bulk cargoes along the Hidrovia Waterway, any changes adversely affecting the region, such as low water levels, could reduce or limit our ability to effectively transport cargo.

Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products we transport and store and this could result in a reduction in demand for our services. For example, in 2020, throughput of our Grain Terminal was affected by lower Uruguayan exports due to reduced Uruguayan soybean production and lower transshipment of grains from Paraguay and Bolivia due to a prolonged period of unusually warm weather and a drought in southern Brazil, Paraguay and northern Argentina that resulted in water levels in the Paraná River dropping to their lowest levels in decades, which also adversely affected our Barge Business. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk for a discussion of Foreign Currency Transactions, Inflation and Fuel Price Increases.”

Seasonality

Certain of our businesses have seasonality aspects, and seasonality affects the results of our operations and revenues, particularly in the first and last quarters of each year. Generally, the high season for the Barge Business is the period between February and July as a result of the South American harvest and higher river levels. Any growth in production and transportation of commodities may offset part of this seasonality. Extremely low water levels can adversely affect volumes transported to the extent that water levels are not high enough to accommodate the draft of a heavily laden vessel, in which case a vessel may be only partially loaded, generating lower revenue under agreements where revenue is based on volume of cargo loaded, or such vessels may be prevented entirely from loading and navigating.

In addition, low water levels create difficult navigation conditions, causing voyages to last longer, incur increased voyage expenses and reducing the effective available carrying capacity of the vessel for the year. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia Waterway could adversely affect our operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact our ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to Dry Port Terminal operations in Uruguay, the high season is mainly from April to September, linked with the arrival of the first barges down the river and with the certain vessels’ logistics operations. Our Liquid Port Terminal operations in Paraguay and our Cabotage Business are not significantly affected by seasonality as the operations of the Liquid Port Terminal and Cabotage Business are primarily linked to refined petroleum products.

In addition to seasonality in the level of the water in the Hidrovia Waterway, as described above, which results in fluctuations in volumes transported over the course of the year and is typically evidenced only in the northern part of the Hidrovia Waterway, volumes of all cargo, including agricultural grains, minerals and liquids, and the efficiency of waterway transportation can also be adversely impacted by low water levels in the Hidrovia Waterway throughout the year. For example, in 2020, a prolonged period of unusually warm weather and a drought in southern Brazil, Paraguay and northern Argentina resulted in water levels in the Paraná River dropping to their lowest levels in decades. The parched river basin hampered shipping volumes and navigation, which had an adverse impact on our revenues.

Statement of Income Breakdown by Segment

We report our operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business segment includes the operating results of our Dry Port Terminals and Liquid Port Terminal operations. Our Dry Port Terminals are comprised of two port terminals, our Grain Terminal, which supports agricultural and forest-related exports and our Iron Ore Terminal, which supports mineral-related exports, each of which are located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers. Our Liquid Port Terminal is an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. This port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. For further historical segment information, please see our audited consolidated financial statements included elsewhere in this report.

Financial Highlights

For the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following table presents consolidated revenue and expense information for the years ended December 31, 2020 and 2019 and was derived from our 2020 audited consolidated financial statements.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue	215,023	227,209
Cost of sales	(143,722)	(137,124)

Gross profit	71,301	90,085
Administrative expenses	(13,522)	(17,752)
Other operating income	5,121	2,562
Other operating expenses	(5,002)	(6,683)
Allowance for expected credit losses on financial assets	(541)	(341)

Operating profit	57,357	67,871
Finance income	8,647	4,579
Finance costs	(48,928)	(41,185)
Foreign exchange differences, net	574	(1,596)
Loss on debt extinguishment	(4,157)	—
Other income	—	1,084

Profit before tax	13,493	30,753
Income tax expense	(1,824)	(599)

Profit for the year	11,669	30,154

Revenue

The following table presents our revenues for the years ended December 31, 2020 and 2019:

	For the year ended December 31, 2020				For the year ended December 31, 2019
	Port Terminal Business	Cabotage Business	Barge Business	Total	Port Terminal Business	Cabotage Business	Barge Business	Total
Time chartering revenues	—	43,363	16,229	59,592	—	45,585	31,095	76,680
CoA/Voyage revenues	—	2,721	50,928	53,649	—	1,924	47,564	49,488
Port terminal revenues	85,411	—	—	85,411	92,719	—	—	92,719
Turnover tax	—	(830)	(71)	(901)	—	(958)	(104)	(1,062)

Time charter, voyage and port terminal revenues	$85,411	$45,254	$67,086	$197,751	$92,719	$46,551	$78,555	$217,825

Sale of Products-Liquid Port Terminal	$17,272	—	—	$17,272	$9,384	—	—	$9,384

Total Revenue	$102,683	$45,254	$67,086	$215,023	$102,103	$46,551	$78,555	$227,209

Time charter, voyage and port terminal revenues: For the year ended December 31, 2020, time charter, voyage and port terminal revenues decreased by $20.0 million or 9.2% to $197.8 million, as compared to $217.8 million for same period in 2019. Time charter, voyage and port terminal revenues from the Barge Business decreased by $11.5 million or 14.6% to $67.1 million for the year ended December 31, 2020, as compared to $78.6 million for the same period in 2019, mainly due to the expiration of certain legacy time charter contracts, partially offset by higher CoA/voyage revenues of convoys previously under time charter contracts. During the year ended December 31, 2020, CoA/voyage revenues were adversely affected by a prolonged period of unusually warm weather and a drought in southern Brazil, Paraguay and northern Argentina that resulted in water levels in the Paraná River dropping to their lowest levels in decades, which hampered shipping volumes and navigation. Time charter, voyage and port terminal revenues from the Port Terminal Business decreased by $7.3 million or 7.9% to $85.4 million for the year ended December 31, 2020, as compared to $92.7 million for the same period in 2019. The decrease was mainly attributable to lower volumes transshipped from the Grain Terminal, due to (a) reduced Uruguayan exports affected by lower Uruguay soybean production and (b) reduced transshipment of grains mainly from Paraguay and Bolivia due to the difficult navigation caused by the low water levels described above. Revenue from the Cabotage Business decreased by $1.3 million or 2.8% to $45.3 million for the year ended December 31, 2020, as compared to $46.6 million for the same period during 2019, mainly due to lower time charter rates due to market conditions, partially offset by an increase of 41.4% in revenues from spot voyages performed.

Sales of Products—Liquid Port Terminal: For the year ended December 31, 2020, sales of products increased by $7.9 million or 84.1% to $17.3 million, as compared to $9.4 million for the same period in 2019. This increase was attributable to an increase in the Liquid Port Terminal’s volumes of products sold mainly due to our ability to offer competitive prices compared to the market.

Cost of Sales

The following table presents our costs of sales for the years ended December 31, 2020 and 2019:

	For the year ended December 31, 2020				For the year ended December 31, 2019
	Port Terminal Business	Cabotage Business	Barge Business	Total	Port Terminal Business	Cabotage Business	Barge Business	Total
Time charter, voyage and port terminal expenses	17,559	2,378	26,375	46,312	17,091	2,076	23,369	42,536
Direct vessel expenses	—	24,098	24,650	48,748	—	23,982	24,743	48,725
Cost of products sold-Liquid Port Terminal	16,129	—	—	16,129	9,077	—	—	9,077
Depreciation and amortization	8,321	5,738	18,474	32,533	8,290	6,523	19,404	34,217
Impairment losses	—	—	—	—	—	2,569	—	2,569

Total cost of sales	$42,009	$32,214	$69,499	$143,722	$34,458	$35,150	$67,516	$137,124

Time charter, voyage and port terminal expenses: Time charter, voyage and port terminal expenses increased by $3.8 million or 8.9% to $46.3 million for the year ended December 31, 2020, as compared to $42.5 million for the same period in 2019. The increase was mainly due to a $3.0 million or 12.9% increase of such expenses in the Barge Business to $26.4 million for the year ended December 31, 2020, as compared to $23.4 million for the same period in 2019, mainly due to increased charter-in fleet used to service our CoA/voyage contracts as our fleet operated at reduced carrying capacity because of the low water levels described above, and other voyage expenses caused by more voyage charters and difficult navigation conditions resulting from the same low water levels. Port terminal expenses increased by $0.5 million or 2.7% to $17.6 million for the year ended December 31, 2020, as compared to $17.1 million for the same period in 2019, mainly due to increases in insurance premiums. See “—Commitments and Contingencies.” Time charter and voyage expenses of the Cabotage Business increased by $0.3 million or 14.5% to $2.4 million for the year ended December 31, 2020, as compared to $2.1 million for the same period in 2019, mainly due to an increase of 41.4% in revenues from spot voyages performed.

Direct vessel expenses: Direct vessel expenses remained stable at $48.7 million for both the years ended December 31, 2020 and December 31, 2019. Direct vessel expenses of the Barge Business remained stable at $24.7 million for both the years ended December 31, 2020 and December 31, 2019. Direct vessel expenses of the Cabotage Business remained stable at $24.0 million for both the years ended December 31, 2020 and December 31, 2019. Direct vessel expenses include crew costs, victualling costs, dockage expenses, lubricants, stores, insurance, maintenance and repairs.

Cost of products sold-Liquid Port Terminal: For the year ended December 31, 2020, cost of products sold increased by $7.0 million or 77.7% to $16.1 million, as compared to $9.1 million for the same period in 2019. This increase was mainly attributable to an increase in the Liquid Port Terminal’s volumes of products sold driven by an increase in the sales of products in our Liquid Port Terminal.

Depreciation and amortization: Depreciation and amortization decreased by $1.7 million or 4.9% to $32.5 million for the year ended December 31, 2020, as compared to $34.2 million for the same period in 2019. Depreciation and amortization in the Barge Business decreased by $0.9 million or 4.8% to $18.5 million for the year ended December 31, 2020, as compared to $19.4 million for the same period in 2019, mainly due to reduced amortization of dry dock expenses. Depreciation and amortization in the Cabotage Business, decreased by $0.8 million or 12.0% to $5.7 million for the year ended December 31, 2020, as compared to $6.5 million for the same period in 2019, mainly due to reduced amortization of dry dock expenses. Depreciation and amortization in the Port Terminal Business remained stable at $8.3 million for both the years ended December 31, 2020 and December 31, 2019.

Impairment losses: Impairment losses decreased by $2.6 million to nil million for the year ended December 31, 2020, as compared to $2.6 million for the same period in 2019. The decrease was attributable to impairment loss on one of our vessels operating in the Cabotage Business during the year ended December 31, 2019. See “—Critical Accounting Policies—Impairment of Non-Financial Assets” and Note 10 to our Audited Consolidated Financial Statements included herein.

Administrative Expenses

Administrative expenses decreased by $4.3 million or 23.8% to $13.5 million for the year ended December 31, 2020, as compared to $17.8 million for the same period in 2019. Administrative expenses, in the Port Terminal Business decreased by $2.6 million or 45.2% to $3.1 million for the year ended December 31, 2020, as compared to $5.7 million for the same period in 2019. Administrative expenses, in the Barge Business decreased by $1.3 million or 13.0% to $8.3 million for the year ended December 31, 2020, as compared to $9.6 million for the same period in 2019. Administrative expenses, in the Cabotage Business decreased by $0.4 million or 16.0% to $2.1 million for the year ended December 31, 2020, as compared to $2.5 million for the same period in 2019. These decreases were mainly attributable to the decreases in payroll and related costs resulting from a decrease in bonus compensation. Certain of our administrative expenses are directly charged to their respective segments, while others are allocated proportionally based on headcount.

Other Operating Income

Other operating income increased by $2.5 million or 99.9% to $5.1 million for the year ended December 31, 2020, as compared to $2.6 million for the same period in 2019. Other operating income, in the Port Terminal Business increased by $3.2 million or 300.5% to $4.3 million for the year ended December 31, 2020, as compared to $1.1 million for the same period in 2019, mainly due to a claim settlement regarding a storage and transshipment contract in the Grain Terminal. Other operating income in the Barge Business decreased by $0.7 million or 46.3% to $0.8 million for the year ended December 31, 2020 as compared to $1.5 million for the same period in 2019, mainly due to an insurance claim settlement during the year ended December 31, 2019. Other operating income in the Cabotage Business was nil for both the year ended December 31, 2020 and December 31, 2019.

Other Operating Expenses

Other operating expenses decreased by $1.7 million or 25.2% to $5.0 million for the year ended December 31, 2020, as compared to $6.7 million for the same period in 2019. Other operating expenses, in the Barge Business decreased by $1.2 million or 27.1% to $3.0 million for the year ended December 31, 2020, as compared to $4.2 million for the same period in 2019. This decrease was mainly due to the decreased taxes other than income taxes, derived from a decrease in revenues in the Barge Business during the same period.

Other operating expenses in the Cabotage Business decreased by $0.5 million or 22.1% to $2.0 million for the year ended December 31, 2020 as compared to $2.5 million for the same period in 2019. This decrease was mainly due to the decreased taxes other than income taxes, derived from a decrease in revenues in the Cabotage Business during the same period. Other operating expenses in the Port Terminal Business was nil for both the year ended December 31, 2020 and December 31, 2019.

Allowance for Expected Credit Losses on Financial Assets

Provision for losses on accounts receivable increased by $0.2 million or 58.7% to $0.5 million for the year ended December 31, 2020, as compared to $0.3 million for the same period in 2019. Provisions for losses on accounts receivables, in the Barge Business increased by $0.2 million to $0.3 million for the year ended December 31, 2020, as compared to $0.1 million for the same period in 2019. Provisions for losses on accounts receivables, in the Cabotage Business increased by $0.2 million to $0.2 million for the year ended December 31, 2020 as compared to nil for the same period in 2019. These increases were partially offset by a $0.1 million decrease in provisions for losses on accounts receivables, in the Port Terminal Business, to $0.1 million for the year ended December 31, 2020, as compared to $0.2 million for the same period in 2019.

Operating Profit/(Loss)

Operating profit decreased by $13.1 million or 18.6% to $57.4 million for the year ended December 31, 2020, as compared to $70.4 million for the same period in 2019. Operating profit in the Port Terminal Business decreased by $1.0 million or 1.7% to $61.8 million for the year ended December 31, 2020, as compared to $62.8 million for the same period in 2019. The decrease was mainly attributable to (a) lower revenue and (b) higher time charter, voyage and port terminal expenses, partially mitigated by (a) higher other operating income and (b) lower administrative expenses. Operating profit in the Cabotage Business decreased by $0.1 million or 1.6% to $8.8 million for the year ended December 31, 2020, as compared to $9.0 million for the same period in 2019. The decrease was mainly attributable to (a) lower revenue, (b) higher time charter, voyage and port terminal expenses and (c) higher allowance for expected credit losses on financial assets, partially offset by (a) lower depreciation and amortization, (b) lower other operating expenses and (c) lower administrative expenses. Operating loss in the Barge Business increased by $11.9 million to $13.2 million for the year ended December 31, 2020 as compared to $1.3 million for the same period in 2019. The increase was mainly attributable to (a) lower revenue, (b) higher time charter, voyage and port terminal expenses, (c) lower other operating income and (d) higher allowance for expected credit losses on financial assets, partially offset by (a) lower administrative expenses, (b) lower other operating expenses and (c) lower depreciation and amortization.

Finance Income

Finance income increased by $4.0 million or 88.8% to $8.6 million for the year ended December 31, 2020, as compared to $4.6 million for the same period in 2019. Finance income, in the Port Terminal Business increased by $1.4 million to $3.3 million for the year ended December 31, 2020, as compared to $1.9 million for the same period in 2019. Finance income, in the Cabotage Business increased by $1.4 million to $1.8 million for the year ended December 31, 2020, as compared to $0.4 million for the same period in 2019. Finance income, in the Barge Business increased by $1.3 million to $3.5 million for the year ended December 31, 2020, as compared to $2.2 million for the same period in 2019. These increases were mainly due to higher finance income recorded from the Navios Holdings Loan Agreement derived from the increased principal amount drawn and is allocated into our segments pro rata to the book value of our tangible assets.

Finance Costs

Finance cost increased by $7.7 million or 18.8% to $48.9 million for the year ended December 31, 2020, as compared to $41.2 million for the same period in 2019. Finance costs, in the Cabotage Business increased by $2.8 million or 56.0% to $8.0 million for the year ended December 31, 2020, as compared to $5.2 million for the same period in 2019. Finance costs, in the Barge Business increased by $2.7 million or 14.9% to $20.9 million for the year ended December 31, 2020, as compared to $18.2 million for the same period in 2019. Finance costs, in the Port Terminal Business increased by $2.2 million or 12.0% to $20.0 million for the year ended December 31, 2020, as compared to $17.8 million for the same period in 2019. These increases were mainly attributable to the higher weighted average interest rate for the year ended December 31, 2020, due to the issuance of the 2025 Notes (as defined below). The 2025 Notes finance cost is allocated into our segments pro rata to the book value of our tangible assets.

Foreign Exchange Differences, Net

Gain from foreign exchange differences increased by $2.2 million or 136.0% to $0.6 million for the year ended December 31, 2020 as compared to $1.6 million loss for the same period in 2019. Gain from foreign exchange differences, in the Cabotage Business increased by $1.2 million to $0.3 million for the year ended December 31, 2020, as compared to $0.9 million loss for the same period in 2019. Gain from foreign exchange differences, in the Barge Business increased by $0.9 million to $0.6 million for the year ended December 31, 2020, as compared to $0.3 million loss for the same period in 2019. Loss from foreign exchange differences, in the Port Terminal Business decreased by $0.1 million to $0.3 million for the year ended December 31, 2020, as compared to $0.4 million for the same period in 2019. These variations were mainly attributable to the favorable impact of the fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conducted our operations.

Loss on Debt Extinguishment

On July 8, 2020, the Co-Issuers issued $500.0 million in aggregate principal amount of senior secured notes due 2025, at a fixed rate of 10.75%. The net proceeds from the offering of the 2025 Notes were used to satisfy and discharge the indenture governing the 2022 Notes, to repay all amounts outstanding under the Term Loan B Facility and to pay certain fees and expenses related to the offering, with the balance to be used for general corporate purposes. The effect of this transaction was the recognition of a loss of $4.2 million in our statement of income under “Loss on debt extinguishment,” relating to the accelerated amortization of unamortized deferred finance costs. Loss on debt extinguishment has been allocated into our segments pro rata to the book value of our tangible assets. Loss on debt extinguishment, in the Barge Business increased by $1.7 million to $1.7 million for the year ended December 31, 2020, as compared to nil for the same period in 2019. Loss on debt extinguishment, in the Port Terminal Business increased by $1.6 million to $1.6 million for the year ended December 31, 2020, as compared to nil for the same period in 2019. Loss on debt extinguishment, in the Cabotage Business increased by $0.9 million to $0.9 million for the year ended December 31, 2020, as compared to nil for the same period in 2019.

Other Income

Other income decreased by $1.1 million to nil for the year ended December 31, 2020, as compared to $1.1 million for the same period in 2019. Other income from the Barge Business decreased by $0.5 million to nil for the year ended December 31, 2020, as compared to $0.5 million for the same period in 2019. Other income from the Port Terminal Business decreased by $0.5 million to nil for the year ended December 31, 2020, as compared to $0.5 million for the same period in 2019. Other income from the Cabotage Business decreased by $0.1 million to nil for the year ended December 31, 2020, as compared to $0.1 million for the same period in 2019. These decreases were due to the disposal of Navios Holdings 2022 Notes during the year ended December 31, 2019 and were allocated to segments based on our interest-bearing loans and borrowings.

Income Tax Expense

Income tax expense increased by $1.2 million to $1.8 million for the year ended December 31, 2020, as compared to $0.6 million income tax expense for the same period in 2019. Income tax expense from the Cabotage Business increased by $0.8 million to $2.1 million for the year ended December 31, 2020, as compared to $1.3 million for the same period in 2019, mainly due to tax return adjustments for the year ended December 31, 2020, and the deferred tax asset recorded for the year ended December 31, 2019, related to the impairment losses of the Cabotage Business. Income tax benefit from the Barge Business decreased by $0.5 million to $0.2 million for the year ended December 31, 2020, as compared to $0.7 million for the same period in 2019, mainly due to tax return adjustments for the year ended December 31, 2020.

Profit/(Loss) for the Year

Profit for the year decreased by $18.5 million or 61.3% to $11.7 million for the year ended December 31, 2020, as compared to $30.2 million for the same period in 2019. Profit for the year in the Port Terminal Business decreased by $3.8 million or 8.1% to $43.1 million for the year ended December 31, 2020, as compared to $47.0 million for the same period in 2019. The decrease was mainly attributable to (a) lower operating profit, (b) higher finance costs, (c) higher loss on debt extinguishment, (d) lower other income, partially offset by higher finance income. Loss for the year in the Barge Business increased by $15.1 million or 91.6% to $31.5 million for the year ended December 31, 2020 as compared to $16.4 million for the same period in 2019. The increase was mainly attributable to (a) lower operating profit, (b) higher finance costs, (c) higher loss on debt extinguishment and (d) lower income tax benefit, partially offset by (a) higher finance income and (b) higher gain from foreign exchange differences. Profit for the year in the Cabotage Business increased by $0.4 million or 104.8% to less than $0.1 million for the year ended December 31, 2020, as compared to $0.4 million loss for the same period in 2019. The increase was mainly attributable to (a) lower operating profit, (b) higher finance costs and (c) higher loss on debt extinguishment (d) higher income tax expense and (e) lower other income, partially offset by (a) lower impairment loss, (b) higher finance income and (c) higher gain from foreign exchange differences.

For the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

The following table presents consolidated revenue and expense information for the years ended December 31, 2019 and 2018 and was derived from our audited consolidated financial statements.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2019	Year Ended December 31, 2018
Revenue	227,209	206,290
Cost of sales	(137,124)	(147,609)

Gross profit	90,085	58,681
Administrative expenses	(17,752)	(15,776)
Other operating income	2,562	12,040
Other operating expenses	(6,683)	(6,421)
Allowance for expected credit losses on financial assets	(341)	(76)

Operating profit	67,871	48,448
Finance income	4,579	517
Finance costs	(41,185)	(40,337)
Foreign exchange differences, net	(1,596)	(1,355)
Loss on debt extinguishment	—	—
Other income	1,084	—

Profit before tax	30,753	7,273
Income tax (expense)/income	(599)	1,137

Profit for the year	30,154	8,410

Revenue

The following table presents our revenues for the years ended December 31, 2019 and 2018:

	For the year ended December 31, 2019				For the year ended December 31, 2018
	Port Terminal Business	Cabotage Business	Barge Business	Total	Port Terminal Business	Cabotage Business	Barge Business	Total
Time chartering revenues	—	45,585	31,095	76,680	—	41,583	31,106	72,689
CoA/Voyage revenues	—	1,924	47,564	49,488	—	1,518	34,105	35,623
Port terminal revenues	92,719	—	—	92,719	66,813	—	—	66,813
Turnover tax	—	(958)	(104)	(1,062)	—	(1,288)	(55)	(1,343)

Time charter, voyage and port terminal revenues	$92,719	$46,551	$78,555	$217,825	$66,813	$41,813	$65,156	$173,782

Sale of Products-Liquid Port Terminal	$9,384	—	—	$9,384	$32,508	—	—	$32,508

Total Revenue	$102,103	$46,551	$78,555	$227,209	$99,321	$41,813	$65,156	$206,290

Time Charter, Voyage and Port Terminal Revenues: For the year ended December 31, 2019, time charter, voyage and port terminal revenues increased by $44.0 million or 25.3% to $217.8 million, as compared to $173.8 million for same period in 2018. Time charter, voyage and port terminal revenues from the Port Terminal Business increased by $25.9 million or 38.8% to $92.7 million for the year ended December 31, 2019, as compared to $66.8 million for the same period in 2018. This increase was mainly due to higher volumes transshipped in the Grain Terminal, due to (a) increased exports of soybeans from Uruguay as a result of increased production, (b) increased Paraguayan transshipment of corn product, and (c) higher revenue in the Iron Ore Terminal compared to the year ended December 31, 2018 as Iron Ore Terminal operations were partially interrupted in 2018 as a result of a fire incident. Time charter, voyage and port terminal revenues from the Barge Business increased by $13.4 million or 20.6% to $78.6 million for the year ended December 31, 2019, as compared to $65.2 million for the same period in 2018, mainly due to higher volumes of liquid cargo transported to Paraguay and Bolivia and dry cargo. Revenue from the Cabotage Business increased by $4.8 million or 11.3% to $46.6 million for the year ended December 31, 2019, as compared to $41.8 million for the same period during 2018, mainly due to the delivery of a river and estuary product tanker vessel in the fourth quarter of 2018 that resulted in an increase in operating days compared to 2018.

Sales of Products—Liquid Port Terminal: For the year ended December 31, 2019, sales of products decreased by $23.1 million or 71.1% to $9.4 million, as compared to $32.5 million for the same period in 2018. This decrease was attributable to a decrease in the Liquid Port Terminal’s volume of products sold mainly due to higher prices per ton compared to the market.

Cost of Sales

The following table presents our costs of sales for the years ended December 31, 2019 and 2018:

	For the year ended December 31, 2019				For the year ended December 31, 2018
	Port Terminal Business	Cabotage Business	Barge Business	Total	Port Terminal Business	Cabotage Business	Barge Business	Total
Time charter, voyage and port terminal expenses	17,091	2,076	23,369	42,536	14,274	1,565	15,554	31,393
Direct vessel expenses	—	23,982	24,743	48,725	—	23,134	25,828	48,962
Cost of products sold-Liquid Port Terminal	9,077	—	—	9,077	31,289	—	—	31,289
Depreciation and amortization	8,290	6,523	19,404	34,217	8,343	7,508	20,114	35,965
Impairment losses	—	2,569	—	2,569	—	—	—	—

Total cost of sales	$34,458	$35,150	$67,516	$137,124	$53,906	$32,207	$61,496	$147,609

Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $11.1 million or 35.5% to $42.5 million for the year ended December 31, 2019, as compared to $31.4 million for the same period in 2018. The increase was mainly due to a $7.8 million or 50.2% increase in the Barge Business to $23.4 million for the year ended December 31, 2019, as compared to $15.6 million for the same period in 2018 attributable to higher volumes of liquid and dry cargo transshipped and higher charter in expenses for barges to service our contracts. Port terminal expenses increased by $2.8 million or 19.7% to $17.1 million for the year ended December 31, 2019, as compared to $14.3 million for the same period in 2018, mainly due to higher volumes transshipped in the Dry Port Terminals. Time charter and voyage expenses of the Cabotage Business increased by $0.5 million or 32.7% to $2.1 million for the year ended December 31, 2019, as compared to $1.6 million for the same period in 2018, mainly due to a higher number of spot voyages performed by two product tanker vessels, which were not employed under long-term time charter contracts.

Direct Vessel Expenses: Direct vessel expenses decreased by $0.3 million or 0.5% to $48.7 million for the year ended December 31, 2019, as compared to $49.0 million for the same period in 2018. Direct vessel expenses of the Barge Business decreased by $1.1 million or 4.2% to $24.7 million for the year ended December 31, 2019, as compared to $25.8 million for the same period in 2018, mainly attributable to decreased crew costs due to the devaluation of the Paraguayan guaranies. Direct vessel expenses of the Cabotage Business increased by $0.9 million or 3.7% to $24.0 million for the year ended December 31, 2019, as compared to $23.1 million for the same period in 2018, mainly due to more operating days derived from the delivery of a river and estuary product tanker vessel in the fourth quarter of 2018. Direct vessel expenses include crew costs, victualling costs, dockage expenses, lubricants, stores, insurance, maintenance and repairs.

Cost of Products Sold- Liquid Port Terminal: For the year ended December 31, 2019, cost of products sold decreased by $22.2 million or 71.0% to $9.1 million, as compared to $31.3 million for the same period in 2018. This decrease was mainly attributable to a decrease in the Liquid Port Terminal’s volume of products sold, driven by a decrease in the sales of products in our Liquid Port Terminal.

Depreciation and Amortization: Depreciation and amortization decreased by $1.8 million or 4.9% to $34.2 million for the year ended December 31, 2019, as compared to $36.0 million for the same period in 2018. Depreciation and amortization in the Cabotage Business, decreased by $1.0 million or 13.1% to $6.5 million for the year ended December 31, 2019, as compared to $7.5 million for the same period in 2018, mainly due to reduced amortization of dry dock expenses. Depreciation and amortization in the Barge Business decreased by $0.7 million or 3.5% to $19.4 million for the year ended December 31, 2019, as compared to $20.1 million for the same period in 2018, mainly due to reduced amortization of dry dock expenses. Depreciation and amortization in the Port Terminal Business remained stable at $8.3 million for both the years ended December 31, 2019 and December 31, 2018.

Impairment Losses: Impairment losses increased by $2.6 million to $2.6 million for the year ended December 31, 2019, as compared to nil for the same period in 2018. The increase was attributable to impairment loss on one of our vessels operating in the Cabotage Business. See “—Critical Accounting Policies—Impairment of Non-Financial Assets” and Note 10 to our Audited Consolidated Financial Statements included herein.

Administrative Expenses

Administrative expenses increased by $2.0 million or 12.5% to $17.8 million for the year ended December 31, 2019, as compared to $15.8 million for the same period in 2018. Administrative expenses in the Port Terminal Business increased by $1.8 million or 47.9% to $5.7 million for the year ended December 31, 2019, as compared to $3.9 million for the same period in 2018. Administrative expenses in the Barge Business increased by $0.2 million or 1.6 % to $9.6 million for the year ended December 31, 2019, as compared to $9.4 million for the same period in 2018. These increases were mainly attributable to an increase in payroll and related costs relating to increased bonus compensation. Administrative expenses in the Cabotage Business remained stable at $2.5 million for both the years ended December 31, 2019 and 2018. Certain of our administrative expenses are directly charged to their respective segments, while others are allocated proportionally based on headcount.

Other Operating Income

Other operating income decreased by $9.4 million or 78.7% to $2.6 million for the year ended December 31, 2019, as compared to $12.0 million for the same period in 2018. Other operating income, in the Port Terminal Business decreased by $8.2 million or 88.3% to $1.1 million for the year ended December 31, 2019, as compared to $9.3 million for the same period in 2018. This decrease was mainly due to an insurance claim related to the Iron Ore Terminal recorded during the year ended December 31, 2018. Other operating income in the Cabotage Business decreased by $0.7 million or 100% to nil for the year ended December 31, 2019 as compared to $0.7 million for the same period in 2018, mainly due to compensation from a shipyard for the late delivery of a newbuilding vessel recorded during the year ended December 31, 2018. Other operating income in the Barge Business decreased by $0.6 million or 28.4% to $1.5 million for the year ended December 31, 2019 as compared to $2.1 million for the same period in 2018, mainly due to higher provisions utilized during the year ended December 31, 2018.

Other Operating Expenses

Other operating expenses increased by $0.3 million or 4.1% to $6.7 million for the year ended December 31, 2019, as compared to $6.4 million for the same period in 2018. Other operating expenses in the Cabotage Business increased by $0.5 million or 25.8% to $2.5 million for the year ended December 31, 2019 as compared to $2.0 million for the same period in 2018, mainly due to higher taxes other than income taxes derived from an increase in revenues in the Cabotage Business. Other operating expenses, in the Barge Business decreased by $0.2 million or 5.8% to $4.2 million for the year ended December 31, 2019, as compared to $4.4 million for the same period in 2018, mainly due to a decrease in crew compensation costs, partially offset by higher taxes other than income taxes derived from an increase in revenues in the Barge Business. Other operating expenses in the Port Terminal Business was nil for both the year ended December 31, 2019 and December 31, 2018.

Allowance for Expected Credit Losses on Financial Assets

Provision for losses on accounts receivable increased by $0.2 million or 348.7% to $0.3 million for the year ended December 31, 2019, as compared to $0.1 million for the same period in 2018. Provisions for losses on accounts receivable in the Port Terminal Business increased by $0.2 million to $0.2 million for the year ended December 31, 2019, as compared to nil for the same period in 2018. Provisions for losses on accounts receivable in the Barge Business remained stable at $0.1 million for both the years ended December 31, 2019 and 2018. Provisions for losses on accounts receivable in the Cabotage Business was nil for both the years ended December 31, 2019 and 2018.

Operating Profit/(Loss)

Operating profit increased by $22.0 million or 45.4% to $70.4 million for the year ended December 31, 2019, as compared to $48.4 million for the same period in 2018. Operating profit in the Port Terminal Business increased by $12.0 million or 23.6% to $62.8 million for the year ended December 31, 2019, as compared to $50.8 million for the same period in 2018. The increase was mainly due to higher revenue, partially offset by (a) lower other operating income, (b) higher time charter, voyage and port terminal expenses and (c) higher administrative expenses. Operating profit in the Cabotage Business increased by $3.2 million or 54.7% to $9.0 million for the year ended December 31, 2019, as compared to $5.8 million for the same period in 2018. The increase was mainly due to (a) higher revenue and (b) lower depreciation and amortization, partially offset by (a) higher direct vessel expenses, (b) lower other operating income, (c) higher other operating expenses and (d) higher time charter, voyage and port terminal expenses. Operating loss in the Barge Business decreased by $6.8 million, or 83.7% to $1.3 million for the year ended December 31, 2019 as compared to $8.2 million for the same period in 2018. The decrease was mainly due to (a) higher revenue, (b) lower direct vessel expenses, (c) lower depreciation and amortization and (d) lower other operating expenses, partially offset by (a) higher time charter, voyage and port terminal expenses, (b) lower other operating income and (c) higher administrative expenses.

Finance Income

Finance income increased by $4.1 million to $4.6 million for the year ended December 31, 2019, as compared to $0.5 million for the same period in 2018. Finance income in the Port Terminal Business increased by $1.8 million to $1.9 million for the year ended December 31, 2019, as compared to $0.1 million for the same period in 2018. Finance income in the Barge Business increased by $1.7 million to $2.2 million for the year ended December 31, 2019, as compared to $0.5 million for the same period in 2018. Finance income in the Cabotage Business increased by $0.4 million to $0.4 million for the year ended December 31, 2019, as compared to nil for the same period in 2018. These increases were mainly due to higher finance income recorded from the granting of the Navios Holdings Loan Agreement and were allocated to segments based on our interest-bearing loans and borrowings.

Finance Costs

Finance expense and finance cost increased by $0.9 million or 2.1% to $41.2 million for the year ended December 31, 2019, as compared to $40.3 million for the same period in 2018. Finance costs, in the Port Terminal Business increased by $0.9 million or 5.8% to $17.8 million for the year ended December 31, 2019, as compared to $16.9 million for the same period in 2018. Finance costs, in the Cabotage Business increased by $0.3 million or 4.7% to $5.2 million for the year ended December 31, 2019, as compared to $4.9 million for the same period in 2018. The increase was mainly attributable to the reduced amount of capitalized interest, following the delivery of the three new pushboats in the first quarter of 2018. This increase was partially offset by a decrease in finance costs, in the Barge Business by $0.3 million or 1.9% to $18.2 million for the year ended December 31, 2019, as compared to $18.5 million for the same period in 2018.

Foreign Exchange Differences, Net

Loss from foreign exchange differences increased by $0.2 million or 17.8% to $1.6 million for the year ended December 31, 2019 as compared to $1.4 million for the same period in 2018. Loss from foreign exchange differences, in the Cabotage Business increased by $0.3 million to $0.9 million for the year ended December 31, 2019, as compared to $0.6 million for the same period in 2018. Loss from foreign exchange differences, in the Barge Business decreased by $0.1 million to $0.3 million for the year ended December 31, 2019, as compared to $0.4 million loss for the same period in 2018. Loss from foreign exchange differences, in the Port Terminal Business remained stable at $0.4 million for both the years ended December 31, 2019 and 2018. The variation was mainly attributable to the unfavorable impact of the fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conducted our operations.

Other Income

Other income increased by $1.1 million to $1.1 million for the year ended December 31, 2019, as compared to nil for the same period in 2018. Other income from the Barge Business increased by $0.5 million to $0.5 million for the year ended December 31, 2019, as compared to nil for the same period in 2018. Other income from the Port Terminal Business increased by $0.5 million to $0.5 million for the year ended December 31, 2019, as compared to nil for the same period in 2018. Other income from the Cabotage Business increased by $0.1 million to $0.1 million for the year ended December 31, 2019, as compared to nil for the same period in 2018. These increases were mainly due to a gain from the sale of securities during the year ended December 31, 2019 and were allocated to segments based on our interest-bearing loans and borrowings.

Income Tax (Expense)/Benefit

Income tax expense increased by $1.7 million to $0.6 million for the year ended December 31, 2019, as compared to $1.1 million income tax benefit for the same period in 2018. Income tax benefit from the Barge Business decreased by $1.3 million or 67.6% to $0.7 million for the year ended December 31, 2019, as compared to $2.0 million for the same period in 2018, mainly due to an improvement in profit before taxes in Argentina for the year ended December 31, 2019 compared to the same period in 2018. The Cabotage Business had an increase in income tax expense of $0.4 million or 38.8% to $1.3 million for the year ended December 31, 2019, as compared to $0.9 million in the same period in 2018, mainly due to an improvement in profit before taxes in Argentina for the year ended December 31, 2019 as compared to the same period in 2018, partially offset by the deferred tax asset recorded for the year ended December 31, 2019 related to the impairment losses of the Cabotage Business.

Profit/(Loss) for the Year

Profit for the year increased by $21.7 million to $30.2 million for the year ended December 31, 2019, as compared to $8.4 million for the same period in 2018. Profit for the year in the Port Terminal Business increased by $13.3 million or 39.6% to $47.0 million for the year ended December 31, 2019, as compared to $33.6 million for the same period in 2018. The increase was mainly due to (a) higher operating profit, (b) higher finance income and (c) higher other income, partially offset by higher finance cost. Loss for the year in the

Barge Business decreased by $8.2 million or 33.2% to $16.4 million for the year ended December 31, 2019, as compared to $24.6 million for the same period in 2018. The decrease was mainly due to (a) higher operating profit, (b) higher finance income, (c) higher other income and (d) lower finance costs, partially offset by lower income tax benefit. Loss for the year in the Cabotage Business decreased by $0.2 million or 39.0% to $0.4 million for the year ended December 31, 2019, as compared to $0.6 million for the same period in 2018. The decrease was mainly due to (a) higher operating profit, (b) higher finance income and (c) higher other income, partially offset by (a) higher impairment loss, (b) higher income tax expense, (c) higher finance costs and (d) higher loss from foreign exchange differences.

EBITDA and Adjusted EBITDA Reconciliation to Profit/(Loss)

EBITDA represents profit/(loss) before finance cost, net, depreciation and amortization and income taxes. Adjusted EBITDA represents EBITDA before loss on debt extinguishment and impairment losses. EBITDA and Adjusted EBITDA are presented because they are used by certain investors to measure a company’s operating performance. EBITDA and Adjusted EBITDA are “non-IFRS financial measures” and should not be considered substitutes for profit, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with IFRS or as a measure of profitability or liquidity. While EBITDA and Adjusted EBITDA are frequently used as a measure of operating performance, the definitions of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; (ii) EBITDA and Adjusted EBITDA do not reflect the amounts necessary to service interest on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of our performance. Please see footnote 1 to “Summary Consolidated Financial and Other Data” for a more thorough discussion of our use of EBITDA and Adjusted EBITDA in this report and reconciliation of EBITDA and Adjusted EBITDA to profit/(loss), the nearest measure presented in accordance with IFRS.

Year Ended December 31, 2020

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Profit/(Loss) for the year	43,146	18	(31,495)	11,669
Finance income	(3,298)	(1,807)	(3,542)	(8,647)
Finance costs	19,976	8,049	20,903	48,928
Depreciation and amortization	8,360	5,738	19,776	33,874
Income tax expense/(income)	—	2,050	(226)	1,824

EBITDA	68,184	14,048	5,416	87,648

Loss on debt extinguishment	1,586	869	1,702	4,157

Adjusted EBITDA	69,770	14,917	7,118	91,805

Year Ended December 31, 2019

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Profit/(Loss) for the year	46,964	(376)	(16,434)	30,154
Finance income	(1,934)	(441)	(2,204)	(4,579)
Finance costs	17,835	5,158	18,192	41,185
Depreciation and amortization	8,330	6,523	20,486	35,339
Income tax expense/(income)	—	1,263	(664)	599

EBITDA	71,195	12,127	19,376	102,698

Impairment losses	—	2,569	—	2,569

Adjusted EBITDA	71,195	14,696	19,376	105,267

Year Ended December 31, 2018

	Port Terminal Business	Cabotage Business	Barge Business	Total
Profit/(Loss) for the year	33,634	(616)	(24,608)	8,410
Finance income	(64)	—	(453)	(517)
Finance costs	16,860	4,928	18,549	40,337
Depreciation and amortization	8,383	7,508	21,539	37,430
Income tax expense/(income)	—	910	(2,047)	(1,137)

EBITDA	58,813	12,730	12,980	84,523

Financial Condition

The following table presents consolidated statements of financial position as of December 31, 2020 and 2019 and was derived from our 2020 audited consolidated financial statements.

	December 31, 2020	December 31, 2019
Non-current assets
Tangible assets	520,811	543,868
Assets under construction	20,886	4,504
Intangible assets	155,834	158,607
Right-of-use assets	7,275	8,054
Net investment in the lease	190	375
Deferred tax assets	691	785
Intercompany receivable loan from parent (related party), net	69,833	68,966
Other assets	5,082	10,391

Total non-current assets	780,602	795,550

Current Assets
Inventories	9,901	6,829
Trade receivables	34,190	30,703
Contract assets	906	67
Prepayments and other assets	6,700	5,518
Cash and cash equivalents	74,870	45,605
Financial assets at amortized cost (related party)	5,244	3,349
Net Investment in the lease	110	96

Total current assets	131,921	92,167

Total Assets	912,523	887,717

EQUITY and LIABILITIES
Equity
Issued capital	20	20
Share premium	233,441	233,441
Retained earnings	60,331	82,543

Total equity	293,792	316,004

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings, net	517,791	502,714
Lease liabilities	6,945	7,251
Provisions	451	416
Deferred tax liabilities	8,583	8,275
Income tax payable	61	109
Other non-current liabilities	289	309

Total non-current liabilities	534,120	519,074

Current liabilities
Trade and other payables	58,889	36,362
Contract liabilities	2,011	2,762
Interest-bearing loans and borrowings, net	22,800	12,215
Lease liabilities	911	1,300

Total current liabilities	84,611	52,639

Total liabilities	618,731	571,713

Total equity and liabilities	912,523	887,717

For the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

Assets

Total assets increased by $24.8 million, or 2.8%, to $912.5 million as of December 31, 2020, from $887.7 million as of December 31, 2019. This increase is mainly attributable to the following factors:

Current Assets

Cash and short-term deposits: Cash and short-term deposits as of December 31, 2020 increased by $29.3 million, or 64.2%, to $74.9 million from $45.6 million as of December 31, 2019. This increase was attributable to $61.0 million net cash generated from operating activities, partially offset by $13.3 million net cash used in investing activities and $18.5 million net cash used financing activities.

Prepayments and other current assets: Prepayments and other current assets as of December 31, 2020 increased by $1.2 million, or 21.4%, to $6.7 million from $5.5 million as of December 31, 2019. This increase was mainly attributable to an increase in advances to providers for spare parts for our pushboats.

Trade receivables: Trade receivables as of December 31, 2020 increased by $3.5 million, or 11.4%, to $34.2 million from $30.7 million as of December 31, 2019. This increase was mainly attributable to an increase in receivable days of as of December 31, 2020, compared to December 31, 2019.

Inventories: Inventories as of December 31, 2020 increased by $3.1 million, or 45.0%, to $9.9 million from $6.8 million as of December 31, 2019. This increase was mainly attributable to the increase in inventory in our Liquid Port Terminal due to higher sales demand.

Current financial assets: Current financial assets as of December 31, 2020 increased by $1.9 million, or 56.6% to $5.2 million from $3.3 million as of December 31, 2019. This increase was mainly attributable to accrued finance income under the Navios Holdings Loan Agreement.

Non-Current Assets

Tangible assets: Tangible assets as of December 31, 2020 decreased by $23.1 million, or 4.2%, to $520.8 million from $543.9 million as of December 31, 2019. This decrease was mainly attributable to the depreciation of tangible assets.

Assets under construction: Assets under construction as of December 31, 2020 increased by $16.4 million to $20.9 million from $4.5 million as of December 31, 2019. This increase was mainly attributable to the construction of six liquid barges.

Goodwill, Rights-of-use assets, Intangible assets other than goodwill: Goodwill was $104.1 million as of December 31, 2020, unchanged compared to December 31, 2019. Right-of-use assets as of December 31, 2020 decreased by $0.8 million, or 9.7%, to $7.3 million from $8.1 million as of December 31, 2019. This decrease was mainly attributable to the amortization of right-of-use assets. Intangible assets other than goodwill as of December 31, 2020 decreased by $2.8 million, or 5.1%, to $51.7 million from $54.5 million as of December 31, 2019. This decrease was mainly attributable to the amortization of intangible assets other than goodwill.

Intercompany receivable loan from parent (related party), net: Intercompany receivable loan from parent, net as of December 31, 2020 increased by $0.8 million to $69.8 million from $69.0 million as of December 31, 2019. This increase was attributable to the additional amount drawn under the Navios Holdings Loan Agreement.

Other non-current assets: Other non-current assets as of December 31, 2020 decreased by $5.3 million, or 51.1%, to $5.1 million from $10.4 million as of December 31, 2019. This decrease was mainly attributable to decreased pre-paid expenses related to deferred finance costs.

Liabilities

Total Liabilities increased by $47.0 million, or 8.2%, to $618.7 million as of December 31, 2020, from $571.7 million as of December 31, 2019. This increase was mainly attributable to the following factors:

Current Liabilities

Trade and other payables: Trade and other payables as of December 31, 2020 increased by $22.5 million, or 62.0%, to $58.9 million from $36.4 million as of December 31, 2019. This increase was mainly attributable to an increase in the accrued interest from the 2025 Notes.

Interest-bearing loans and borrowings: Interest-bearing loans and borrowings as of December 31, 2020 increased by $10.6 million, or 86.7%, to $22.8 million from $12.2 million as of December 31, 2019. This increase was mainly attributable to the incurrence of the seller’s credit debt for the construction of the six liquid barges and the New BBVA Facility, partially offset by the repayment of principal under our credit facilities.

Lease liabilities - current portion: Lease-liabilities current portion as of December 31, 2020 decreased by $0.4 million, or 29.9%, to $0.9 million from $1.3 million as of December 31, 2019.

Non-current Liabilities

Interest-bearing loans and borrowings: Interest-bearing loans and borrowings as of December 31, 2020 increased by $15.1 million, or 3.0%, to $517.8 million from $502.7 million as of December 31, 2019. This increase was mainly attributable to the incurrence of the seller’s credit debt for the construction of the six liquid barges and the New BBVA Facility, partially offset by the repayment of principal amount due under our other credit facilities.

Lease liabilities - non-current portion: Lease liabilities non-current portion as of December 31, 2020 decreased by $0.4 million, or 4.2%, to $6.9 million from $7.3 million as of December 31, 2019.

Provisions: Provisions as of December 31, 2020 increased by $0.1 million, or 8.4%, to $0.5 million from $0.4 million as of December 31, 2019.

Other non-current liabilities, deferred tax liabilities, income tax payable: Other non-current liabilities and income tax payable remained stable at $0.3 million and $0.1 million, respectively, as of December 31, 2020 and 2019. Deferred tax liabilities, as of December 31, 2020 increased by $0.3 million to $8.6 million as of December 31, 2020 compared to $8.3 million as of December 31, 2019, mainly due to the tax inflation adjustment in Argentina.

Equity

Total equity decreased by $22.2 million, or 7.0%, to $293.8 million as of December 31, 2020, from $316.0 million as of December 31, 2019. This decrease was attributable to dividends distributed to our shareholders, partially offset by the profit for the year.

B. Liquidity and Capital Resources

We have historically financed our capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under our credit facilities and issuance of other debt. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of debt and payments of dividends. We may also use funds to repurchase our outstanding indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms we deem appropriate and subject to our cash requirements for other purposes, compliance with the covenants under our debt agreements, and other factors management deems relevant. In addition, we regularly review opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “— Working Capital”, “— Capital Expenditures” and “— Interest-bearing loans and borrowings” for further discussion of our working capital position.

The following table presents cash flow information for each of the years ended December 31, 2020, 2019 and 2018.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Net cash provided by operating activities	$60,983	$68,135	$23,749
Net cash used in investing activities	(13,254)	(80,642)	(21,595)
Net cash used in financing activities	(18,464)	(18,360)	(5,570)

Net increase /(decrease) in cash and cash equivalents	29,265	(30,867)	(3,416)
Cash and cash equivalents, beginning of year	45,605	76,472	79,888

Cash and cash equivalents, end of year	$74,870	$45,605	$76,472

Cash Provided by Operating Activities for the Year Ended December 31, 2020 as Compared to the Year Ended December 31, 2019:

Net cash from operating activities decreased by $7.1 million to $61.0 million cash provided by operating activities for the year ended December 31, 2020 as compared to $68.1 million cash provided by operating activities for the year ended December 31, 2019. In determining net cash from operating activities, profit is adjusted for the effect of certain non-cash items including depreciation and amortization which are analyzed in detail in our Consolidated Statement of Cash Flows for the Years Ended December 31, 2020 and 2019, included elsewhere in this report.

Trade receivables and contract assets increased by $4.9 million at December 31, 2020 compared to December 31, 2019. This increase was mainly attributable to an increase in receivable days of as December 31, 2020, compared to December 31, 2019.

Inventories increased by $3.1 million at December 31, 2020 compared to December 31, 2019. This increase was mainly attributable to the increase in inventory in our Liquid Port Terminal due to the higher sales demand.

Prepayments and other assets increased by $1.2 million at December 31, 2020 compared to December 31, 2019. This increase was attributable to (a) a $1.6 million increase in VAT and other, (b) a $0.8 million increase in advances to providers, (c) a $0.2 million increase in insurance claims to be recovered, partially offset by (a) a $1.2 million decrease in deferred insurance premiums and (b) a $0.3 million increase in other prepayments and other assets.

Other non-current assets decreased by $3.2 million at December 31, 2020 compared to December 31, 2020, mainly due to a decrease in pre-paid expenses related to deferred finance costs.

Cash Used in Investing Activities for the Year Ended December 31, 2020 as Compared to the Year Ended December 31, 2019:

Net cash used in investing activities decreased by $67.3 million to $13.3 million for the year ended December 31, 2020, from $80.6 million for the same period in 2019.

Cash used in investing activities for the year ended December 31, 2020 was mainly the result of (a) $7.3 million in payments for the purchase of tangible assets, (b) $1.6 million in payments for the acquisition of three pushboats and 18 liquid barges, (c) $1.4 million in payments for the construction of six new liquid barges, (d) $1.3 million in payments for the construction of our two new tanks in our Liquid Port Terminal, (e) $0.7 million for the construction of a crane in our Grain Terminal, (f) $0.7 million in investment relating to the Navios Holdings Loan Agreement and (g) $0.5 million for the development of port operations in Port Murtinho region, Brazil, partially offset by $0.2 million in collections from net investment in the lease.

Cash used in investing activities for the year ended December 31, 2019 was mainly attributable to (a) $68.8 million in investment relating to the Navios Holdings Loan Agreement, (b) $17.6 million in investment in debt securities of Navios Holdings, (c) $8.6 million in payments for the purchase of fixed assets, and (d) $4.5 million in payments for the construction of six new liquid barges, partially offset by (a) $18.7 million proceeds from the disposal of debt securities of Navios Holdings and (b) $0.2 million in collections from net investment in the lease.

Cash Used in Financing Activities for the Year Ended December 31, 2020 as Compared to Cash Used in Financing Activities for the Year Ended December 31, 2019

Net cash used in financing activities increased by $0.1 million to $18.5 million for the year ended December 31, 2020, as compared to $18.4 million of cash used in financing activities for the same period in 2019.

Cash used in financing activities for the year ended December 31, 2020 was due (a) $375.0 million in payments for the redemption of the 2022 Notes (as defined below), (b) $98.0 million in payments for the repayment of the Term Loan B Facility (as defined below), (c) $33.9 million dividend paid to our shareholders, (d) $7.6 million of payments made in connection with our outstanding indebtedness, (e) $4.5 million in payments for the repayment of the Notes Payable (as defined below), and (f) $0.7 million in payment of principal portion of lease liabilities, partially offset by (a) $487.5 million of proceeds from the 2025 Notes and (b) $13.6 million of proceeds from long term debt.

Cash used in financing activities for the year ended December 31, 2019 was due to (a) $13.4 million of payments on outstanding indebtedness, (b) $4.3 million in payments for the repayment of the Notes Payable , and (c) $0.7 million in payment of principal portion of lease liabilities.

Cash Provided by Operating Activities for the Year Ended December 31, 2019 as Compared to the Year Ended December 31, 2018:

Net cash from operating activities increased by $44.4 million to $68.1 million cash provided by operating activities for the year ended December 31, 2019 as compared to $23.7 million cash provided by operating activities for the year ended December 31, 2018. In determining net cash from operating activities, profit is adjusted for the effect of certain non-cash items including depreciation and amortization which are analyzed in detail in our Consolidated Statement of Cash Flows for the Years Ended December 31, 2020 and 2019, included elsewhere in this report.

Trade receivables and contract assets increased by $2.4 million at December 31, 2019 compared to December 31, 2018. This increase was mainly attributable to an increase in receivable days as of December 31, 2019, compared to December 31, 2018.

Inventories increased by $2.3 million at December 31, 2019 compared to December 31, 2018. This increase was mainly attributable to the increase in inventory in our Liquid Port Terminal due to the higher sales demand.

Prepayments and other assets decreased by $12.0 million at December 31, 2019 compared to December 31, 2018. This decrease was attributable to (a) a $11.7 million decrease in insurance claims to be recovered, including $9.7 million due to the Iron Ore Terminal interruption of services as a consequence of the fire incident in 2018, (b) a $0.5 million decrease in deferred insurance premiums, and (c) a $0.4 million decrease in VAT and other credits, partially offset by (a) a $0.5 million increase in other prepayments and other assets and (b) a $0.1 million increase in advances to providers.

Other non-current assets increased by $6.7 million at December 31, 2019 compared to December 31, 2019, mainly due to an increase in pre-paid expenses related to deferred finance costs.

Cash Used in Investing Activities for the Year Ended December 31, 2019 as Compared to the Year Ended December 31, 2018

Net cash used in investing activities increased by $59.0 million to $80.6 million for the year ended December 31, 2019, from $21.6 million for the same period in 2018.

Cash used in investing activities for the year ended December 31, 2019 was mainly attributable to (a) $68.8 million in investment providing a secured credit facility to Navios Holdings, (b) $17.6 million in investment in debt securities of Navios Holdings, (c) $8.6 million in payments for the purchase of fixed assets, and (d) $4.5 million in payments for the construction of six new liquid barges, partially offset by (a) $18.7 million proceeds from the disposal of debt securities of Navios Holdings and (b) $0.2 million in collections from net investment in the lease.

Cash used in investing activities for the year ended December 31, 2018 was mainly attributable to (a) $12.4 million in payments for the construction of a river and estuary tanker, (b) $3.9 million in payments for the purchase of other fixed assets, (c) $2.4 million in payments for the construction of our three new pushboats, (d) $1.5 million in payments for the expansion of our Dry Port Terminals, (e) $1.1 million in payments for the acquisition of land, and (f) $0.5 million in payments for the purchase of covers for dry barges, partially offset by $0.2 million in collections from net investment in the lease.

Cash Used in Financing Activities for the Year Ended December 31, 2019 as Compared to Cash Used in Financing Activities for the Year Ended December 31, 2018

Net cash used in financing activities increased by $12.8 million to $18.4 million for the year ended December 31, 2019, as compared to $5.6 million of cash used in financing activities for the same period of 2018.

Cash used in financing activities for the year ended December 31, 2019 was due to (a) $13.4 million of payments on outstanding indebtedness, (b) $4.3 million in payments for the repayment of the Notes Payable, and (c) $0.7 million in payment of principal portion of lease liabilities.

Cash used in financing activities for the year ended December 31, 2018 was due to (a) $7.6 million of payments made in connection with our outstanding indebtedness, (b) $4.2 million in payments for the repayment of the Notes Payable, and (c) $0.6 million in payment of principal portion of lease liabilities, partially offset by $6.9 million of proceeds from long term debt (net of deferred finance costs of $0.2 million).

Interest-Bearing Loans and Borrowings

2025 Notes

On July 8, 2020, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $500.0 million in aggregate principal amount of 2025 Notes, at a fixed rate of 10.75%. The net proceeds from the offering of the 2025 Notes were used to satisfy and discharge the indenture governing the 2022 Notes, to repay all amounts outstanding under the Term Loan B Facility and to pay certain fees and expenses related to the offering, with the balance to be used for general corporate purposes. The effect of this transaction was the recognition of a loss of $4.2 million in our statement of income under “Loss on debt extinguishment,” relating to the accelerated amortization of unamortized deferred finance costs.

On or after August 1, 2022, the Co-Issuers may redeem some or all of the 2025 Notes at the redemption prices set forth in the indenture governing the 2025 Notes. In addition, before August 1, 2022, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2025 Notes at a price equal to 110.750% of the principal amount of the 2025 Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date with an amount equal to the net cash proceeds of one or more equity offerings so long as at least 50% of the originally issued aggregate principal amount of the 2025 Notes remains outstanding. Prior to August 1, 2022, the Co-Issuers may also redeem all or a part of the 2025 Notes at a redemption price equal to the sum of: (a) 100% of the principal amount of the 2025 Notes to be redeemed; plus (b) the applicable “make-whole” premium described in the Indenture governing the 2025 Notes, plus (c) accrued and unpaid interest, if any, on the 2025 Notes to be redeemed, to (but excluding) the applicable redemption date, subject to the right of holders of notes on the relevant record date to receive interest due on all the relevant interest payment date. The Co-Issuers may also redeem all, but not less than all, of the 2025 Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Co-Issuers may be required to offer to purchase 2025 Notes from holders at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Notes are senior secured obligations of the Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The 2025 Notes are fully and unconditionally guaranteed, jointly and severally, by all of our direct and indirect subsidiaries, other than the Co-Issuer and Grimaud Ventures S.A.. The 2025 Notes are secured by (i) first priority ship mortgages on four tanker vessels servicing our Cabotage Business (the (1) Elena H, (2) Makenita H, (3) Sara H and (4) He Man H) owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor and (ii) an assignment by way of security of the Vale port contract (collectively, the “Collateral”). The 2025 Notes will be effectively senior to all existing and future obligations of the subsidiary guarantors that own Collateral to the extent of the value of the Collateral but effectively junior to any existing and future secured obligations of the Co-Issuers and the subsidiary guarantors that are secured by assets other than the Collateral to the extent of the value of any assets securing such other obligations.

The indenture governing the 2025 Notes contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Notes also contains customary events of default.

As of December 31, 2020, deferred finance costs associated with the 2025 Notes amounted to $19.4 million. Finance costs associated with the 2025 Notes amounted to $26.0 million for the year ended December 31, 2020.

2022 Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $375.0 million in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Notes”), at a fixed rate of 7.25%. The 2022 Notes were redeemed in full on July 16, 2020 at 100% of their face amount, plus accrued and unpaid interest to the redemption date with the proceeds of the Co-Issuers’ 2025 Notes. Following this transaction, we recognized a loss of $2.7 million in our consolidated statement of income under “Loss on debt extinguishment” relating to the accelerated amortization of the unamortized deferred finance costs.

As of December 31, 2019, deferred finance costs associated with the 2022 Notes amounted to $3.3 million. Finance costs associated with the 2022 Notes amounted to $14.7 million, $27.2 million and $27.2 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a $100.0 million Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bore an interest rate of LIBOR plus 475 basis points and had a four-year term with 1.0% amortization per annum. The Term Loan B Facility was repaid in full on July 8, 2020 at par plus accrued and unpaid interest to the repayment date with the proceeds of the Co-Issuers’ 2025 Notes. Following this transaction, the Company recognized a loss of $1.5 million in its consolidated statement of income under “Loss on debt extinguishment” relating to the accelerated amortization of the unamortized deferred finance costs.

As of December 31, 2019, unamortized deferred finance costs associated with the Term Loan B Facility amounted to $2.1 million. Finance cost associated with the Term Loan B Facility amounted to $3.2 million, $7.2 million and $7.2 million for the year ended December 31, 2020, 2019 and 2018, respectively.

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of our Dry Port Terminal, the Company entered into an unsecured export financing line of credit for a total amount of $42.0 million, including all related fixed finance costs of $5.9 million, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). We incur the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, we shall pay interest equal to six-month LIBOR. The unsecured export finance line is fully and unconditionally guaranteed by Ponte Rio S.A. As of December 31, 2020, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $17.8 million.

Finance cost associated with the Notes Payable amounted to $1.0 million, $1.6 million and $1.8 million for the year ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively.

Other Indebtedness

On December 15, 2016, we entered into a $25.0 million facility with BBVA, for general corporate purposes (the “BBVA Loan”). The loan bore interest at a rate of LIBOR (180 days) plus 325 basis points. The loan was repayable in twenty quarterly installments, the first payment of which was due on June 19, 2017, and secured by assignments of certain receivables. On July 8, 2020, this loan was repaid in full in connection with drawing the New BBVA Facility.

On February 28, 2020, we entered into a $25.0 million loan facility (the “New BBVA Facility”) with BBVA, which was drawn on July 8, 2020. The New BBVA Facility was used to repay the BBVA Loan, and for general corporate purposes. The New BBVA Facility bears interest at a rate of LIBOR (180 days) plus 325 basis points, is repayable in quarterly installments with final maturity on March 31, 2022 and is secured by assignments of certain receivables. As at December 31, 2020, the outstanding balance was $22.0 million.

On May 18, 2017, we entered into a $14.0 million term loan facility (the “Term Bank Loan”) in order to finance the acquisition of two product tankers. The Term Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7.0 million on the last repayment date. As of December 31, 2020, the outstanding amount of the Term Bank Loan was $9.1 million. As of December 31, 2020 and 2019, unamortized deferred finance costs associated with the Term Bank Loan amounted to less than $0.1 million and less than $0.1 million, respectively.

On August 17, 2018, we entered into a $7.6 million (€6.2 million) credit agreement in order to finance the 50% of the purchase price of a river and estuary tanker. The credit agreement bore interest at a fixed rate of 675 basis points and was repayable in 24 monthly installments with the final repayment in August 17, 2020. On August 26, 2019, we prepaid the total outstanding balance of the credit agreement for a river and estuary tanker, which was $3.8 million (€3.1 million).

In December 2020, we entered into a $13.5 million seller’s credit agreement for the construction of six liquid barges to be made available by way of credit in six equal tranches. Each drawdown is repayable in 20 quarterly instalments starting from the delivery of each barge. The seller’s credit for the construction of the six liquid barges bears interest at a fixed rate of 8.5%. As of December 31, 2020, we had drawn $11.2 million and the outstanding balance was $11.0 million. Finance cost associated with the seller’s credit agreement for the construction of six liquid barges amounted to $0.2 million for the year ended December 31, 2020.

In connection with the acquisition of Hidronave S.A. on October 29, 2009, we assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2020, the outstanding loan balance was $0.1 million. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments and the final repayment must occur prior to August 10, 2021.

In connection with the loan and other non-current liabilities, we are subject to certain covenants, commitments, limitations and restrictions.

We were in compliance with all the covenants as of December 31, 2020.

The annual weighted average interest rates of our total borrowings were 8.39%, 7.12% and 7.04% for the year ended December 31, 2020, 2019 and 2018, respectively.

The maturity table below reflects future payments of the long-term interest-bearing loans and borrowings and interest outstanding as of December 31, 2020, for the next five years and thereafter, based on the repayment schedule of the respective loan facilities (as described above).

Payment due by period	As of December 31, 2020 (Amounts in millions of U.S. dollars)
December 31, 2021	$79.0
December 31, 2022	77.6
December 31, 2023	61.7
December 31, 2024	59.1
December 31, 2025	529.4
December 31, 2026 and thereafter	—

Total	$806.8

Working Capital

On December 31, 2020, our current assets totaled $131.9 million, while current liabilities totaled $84.6 million, resulting in a positive working capital position of $47.3 million. Our cash forecast indicates that we will generate sufficient cash for at least the next 12 months from February 17, 2021 to make the required principal and interest payments on our indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Our Argentine subsidiary could be prevented from transferring funds outside of Argentina. See “Item 3.D Risk Factors — Risks Relating to Argentina.”

Capital Expenditures

On November 21, 2019, Navios Logistics entered into a shipbuilding contract, for the construction of six liquid barges for a total consideration of $17.8 million. Pursuant to this contract, we have secured the availability of credit for up to 75% of the purchase price, and up to a five year repayment period starting from the delivery of each vessel. Five barges were delivered in the fourth quarter of 2020 and the remaining barge was delivered during the first quarter of 2021. As of December 31, 2020, the total amount included in “Assets under construction” was $16.7 million for the construction of these barges.

As of December 31, 2020, we had paid $1.3 million for the construction of two new tanks in our Liquid Port Terminal.

As of December 31, 2020, we had paid $1.6 million for the acquisition of three pushboats and 18 liquid barges.

As of December 31, 2020, we had paid $0.7 million for the construction of a crane in our Grain Terminal.

Since 2018, we acquired approximately 6.6 hectares of undeveloped land located in the Port Murtinho region, Brazil and on March 24, 2021, we acquired 2.3 additional hectares. We plan to develop this land for our port operations. As of December 31, 2020, we had paid $2.1 million for the land acquisition and capitalized expenses for the development of our port operations and our planned investment for this project is approximately $35 million (we currently have no material commitments for this project).

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

Navios Logistics’ ability to pay dividends is also restricted by the terms of the indenture governing its 2025 Notes.

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

On February 21, 2020, Navios Logistics declared and paid a dividend in the aggregate amount of $27.5 million.

On July 10, 2020, Navios Logistics declared and paid a dividend in cash or shares of Navios Holdings in the aggregate amount of $6.4 million.

Concentration of Credit Risk

Accounts Receivable & Contract Assets

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

In each of our businesses, we derive a significant part of our revenues from a small number of customers. We expect that a small number of customers will continue to generate a substantial portion of our revenues for the foreseeable future. For the year ended December 31, 2020, our largest customer, Vale International S.A. (“Vale”), accounted for 31.8% of our revenues, and our five largest customers accounted for approximately 58.7% of our revenues, with no such customer (other than Vale) accounting for greater than 10% of our revenues. For the year ended December 31, 2019, our largest customer, Vale, accounted for 36.4% of our revenues, and our five largest customers accounted for approximately 64.0% of our revenues, with no such customer (other than Vale) accounting for greater than 10% of our revenues. For the year ended December 31, 2018, our three largest customers, Vale, Cammesa S.A. (“Cammesa”) and Axion Energy Paraguay S.A. (“Axion Energy”), accounted for 32.2%, 10.6% and 10.3% of our revenues, respectively, and our five largest customers accounted for approximately 65.3% of our revenues with no such customer (other than Vale, Cammesa or Axion Energy) accounting for greater than 10% of our consolidated revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges as well as port terminals. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of our significant customers, including our large take-or-pay customers or the change of the contractual terms of any one of our most significant take-or-pay contracts or any significant dispute with one of these customers could materially adversely affect our financial condition and our results of operations.

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

Effects of Inflation:

The economic environment and factors in Argentina were determined to be highly inflationary as of December 31, 2020. Nevertheless, the Company does not consider inflation to be a significant risk factor to the cost of doing business in the foreseeable future as the functional currency of the Company’s Argentinian subsidiary is the U.S. dollar. In addition, the day-to-day operations of the Company’s Argentinian subsidiary are dependent on the economic environment of the Company’s U.S. dollar currency.

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

The Company issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol up to $12.0 million. This guarantee expires on March 1, 2022.

F. Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as of December 31, 2020:

	Less than a year	1-2 years	2-3 years	3-4 years	More than 5 years	Total
Interest-bearing loans and borrowings (excluding items below)	$79.0	$77.6	$61.7	$59.1	$529.4	$806.8
Lease liabilities(1)	0.9	0.7	0.6	0.6	23.0	25.8
Acquisition of the last barge of the six liquid barges	0.6	0.6	0.6	0.5	0.5	2.8
Construction of two new tanks	0.4	—	—	—	—	0.4
Trade and other payables	58.9	—	—	—	—	58.9

Total	$139.8	$78.9	$62.9	$60.2	$552.9	$894.7

(1)	We have several lease agreements with respect to our operating port terminals and various offices.

Recent Accounting Pronouncements

For a description of Navios Logistics’ recent accounting pronouncements, see Note 2 to the consolidated financial statements, included herein.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

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

Impairment of Non-Financial Assets: At the end of each financial reporting period, we assess whether there is any indication that our non-financial assets may have suffered an impairment loss. If any indication exists, we estimate the asset’s recoverable amount.

The assessment of whether there is an indication that an asset is impaired is made with reference to trading results, predicted trading results, market rates, technical and regulatory changes and market values. If any such indication exists, the recoverable amount of the asset or cash generating unit (CGU) is estimated in order to determine the extent of any impairment loss.

The first step in this process is the determination of the lowest level at which largely independent cash flows are generated, starting from the individual asset level. A CGU represents the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows generated from other assets or groups of assets. We allocate the carrying amount of a right of use asset to CGUs it serves if this can be done in a reasonable and consistent basis, and tests the CGUs for impairment including these right of use assets. In identifying whether cash inflows from an asset or group of assets are largely independent, and therefore determining the level of CGUs, we consider many factors including management’s trading strategies, how management makes decisions about continuing or disposing of the assets, nature and terms of contractual arrangements and actual and predicted employment of the vessels.

Based on the above, we have determined it has CGUs of varying sizes ranging from individual vessels to groups of pushboats and barges and port terminals.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount is less than the carrying amount of the asset or the CGU, the asset is considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the vessel or the CGU to its recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior periods. Such reversal is recognized in the income statement.

Impairment losses decreased by $2.6 million to nil million for the year ended December 31, 2020 as compared to $2.6 million for the same period in 2019. See Note 10 to our Audited Financial Statements included herein.

Given the results of our impairment analysis as of each of December 31, 2020 and 2019, no segments had potential impairment for the year ended December 31, 2020 and there was no potential impairment in the Port Terminal Business or the Barge Business for the year ended December 31, 2019, as in each case the relevant segments’ estimated cash flow projections showed recoverability of their asset values. See “—Financial Highlights—For the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019—Cost of Sales.” With regards to our Barge Business, we have experienced volatility in the time charter and CoA/voyage rate environment during the last few years, but we do not believe that these rates, which are lower than the 10-year average of the daily rates realized by our own fleet, will remain at such levels in the future. For the purpose of our estimated cash flow projections in the asset impairment analysis, we have assumed that the revenue rates will return to levels consistent with reflecting the 10-year average of the daily rates realized by our own fleet, which captures the cyclicality of the Barge Business.

Barges, Pushboats and Other Vessels: Barges, pushboats and other vessels acquired as part of a business combination are recorded at fair value on the date of acquisition and if acquired as an asset acquisition are recorded at cost (including transaction costs). All other barges, pushboats and other vessels acquired are stated at cost, which consists of the contract price, borrowing cost and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the assets. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of the sale or retirement and any gain or loss is included in the accompanying consolidated statements of income. We also capitalize interest on long-term construction projects.

Expenditures for routine maintenance and repairs are expensed as incurred.

The cost of barges, pushboats and other vessels is split into two components, a “barges, pushboats and other vessels component” and a “dry-docking component.” Depreciation for the vessel component is calculated on a straight-line basis, after taking into account the estimated residual values, over the estimated useful life of this major component of the vessels. Residual values are based on management’s estimation about the amount that we would currently obtain from disposal of our vessels, after deducting the estimated costs of disposal, if the vessels were already of the age and in the condition expected at the end of their useful life. The residual value for each vessel is calculated by reference to the scrap value. Management estimates the useful life of our vessels to be between 15 and 45 years from the asset’s original construction or acquisition. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

The scheduled drydocking and special surveys component that are carried out every five years for certain vessels and up to every six to eight years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained under certain conditions. The costs of drydockings and special surveys are amortized over the above mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, pushboats and barges sold are charged against income in the year the vessel, pushboat or barge is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and fuel, labor and services incurred solely during the drydocking or special survey period.

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

Right-of-Use Assets: We recognize right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasured lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, on the same basis as for other tangible assets as described in Note 2(n) to our Audited Consolidated Financial Statements, included herein.

In case of vessel leases, at initial recognition, the cost of the right of use asset for the chartered in vessels includes the estimated cost of planned drydockings for replacement of certain components and major repairs and maintenance of other components during the lease term. The corresponding provision is recorded at present value of the expected cash flows of the planned drydockings and major repairs and maintenance of other components mentioned above and is remeasured at each period end. The changes in the carrying amount of the provision resulting from the remeasurement are recognized in correspondence with the relevant right of use asset.

If ownership of the leased asset transfers to us at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset

Intangible Assets: Our intangible assets consist of customer relationships, trade name and port terminal operating rights.

Intangible assets resulting from acquisitions accounted for using the purchase method of accounting and are recorded at fair value as estimated based on market information.

The fair value of the trade name was determined based on the estimated amount that a company would have to pay in an arm’s length transaction in order to use that trade name. The trade name was fully amortized as of December 31, 2019. Other intangibles that are being amortized, such as the port terminal operating rights and customer relationships, would be considered impaired if their fair market value could not be recovered from the future discounted cash flows associated with the asset. The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method.

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

Amortizable intangible assets are amortized under the straight-line method according to the following amortization periods:

No impairment loss was recognized for any of the periods presented. Amortizable intangible assets are amortized under the straight line method according to the following weighted average amortization periods:

Intangible assets/liabilities	Years
Trade name	10
Port terminal operating rights	47
Customers relationships	20

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors and Senior Management

The following table sets forth information regarding our current directors and members of our senior management as of April 15, 2021:

Name	Age	Position
Angeliki Frangou	55	Chairman and Director
Claudio Pablo Lopez	62	Chief Executive Officer, Vice Chairman and Director
Carlos Augusto Lopez	60	Chief Commercial Officer-Shipping Division and Director
Horacio Enrique Lopez	63	Chief Operating Officer-Shipping Division and Director
Ruben Martinez	61	Chief Operating Officer-Port Division and Director
Ioannis Karyotis	44	Chief Financial Officer
Ted Petrone	65	President
George Achniotis	56	Executive Vice President-Business Development and Director
Vasiliki Papaefthymiou	51	Executive Vice President-Legal
Efstratios Desypris	47	Senior Vice President-Strategic Planning and Director
Jeremy Bryan	53	Senior Vice President-Business Development
Anna Kalathakis	50	Secretary, Senior Vice President-Legal Risk Management

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is Aguada Park Free Zone, Paraguay 2141, Of. 1603, Montevideo Uruguay.

Angeliki Frangou has been Navios Logistics’ Chairman and a Member of the Board of Directors since its inception in December 2007. Ms. Frangou has also been the Chairman and Chief Executive Officer of Navios Maritime Holdings Inc. (NYSE: NM). In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007, the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation (NYSE: NNA), an affiliated corporation, since March 2008 and the Chairman and Chief Executive Officer of Navios Maritime Containers L.P. (Nasdaq: NMCI), an affiliated limited partnership since April 2017. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange, and is also a Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. Since February 2015, Ms. Frangou has been a Member of the Board of the Union of Greek Shipowners, as well as a Member of the Board of Trustees of Fairleigh Dickinson University. Since July 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou also acts as Vice Chairman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

Claudio Pablo Lopez has been our Vice Chairman, Chief Executive Officer and a member of our Board of Directors since January 2008. Mr. Lopez has been a member of the Board of Directors and Executive Director of Compania Naviera Horamar S.A. from December 2005 to 2014. Mr. Lopez has been the President of the Argentinean Shipowners’ Tankers Association (CAENA), the President of the Argentinean Shipping Companies Federation (FENA) and a member of Paraguayan Shipowners’ Association. He is also a distinguished member of the Uruguayan-Argentinean Chamber of Commerce, has been member of the Advisory Committee of the Prefectura Naval Argentina, Vice Secretary of Ports and Navigable Waters on behalf of Argentinean Shipowners’ Tankers Association and he is the founder and manager of several JV operations in the Mercosur area with Continental Grains, Glencore and Vitol. Mr. Lopez is a lawyer, specializing in transportation law, having graduated from the University of Belgrano in Buenos Aires, Argentina. He is a former professor of Maritime Law at the University of Belgrano and also a former adviser to the Senate of the Argentine National Congress. Mr. Lopez is also a member of the Buenos Aires Lawyers’ Association. Mr. Lopez is the brother of Carlos Augusto Lopez, our Chief Commercial Officer—Shipping Division and member of our Executive Committee, and Horacio Enrique Lopez, our Chief Operating Officer—Shipping Division and member of our Executive Committee.

Carlos Augusto Lopez has been our Chief Commercial Officer—Shipping Division since January 2008, and a member of our Board of Directors since January 2008. Mr. Lopez has 30 years of experience in commercial and logistics business in the Hidrovia Region and Mercosur. He has been a member of the Board of Directors and Vice President of Compania Naviera Horamar S.A. since September 1992. He is former Chairman of Paraná de las Palmas Shipyard and a former member of the Board of Directors of Naviera Conosur S.A. He is also a member of the Board of Directors of Petrolera San Antonio S.A. He has also served as Chairman of Harrow S.A. and Sermar S.A. He is a founding member of the Argentinian Flag Ship owners’ Chamber (CARBA) and of the Argentinian Flag Shipowners’ Chamber (ACAENA) and a member of the Argentinian-Paraguayan Chamber of Commerce. He is also a member of several organizations such as the Uruguayan-Argentinian Chamber of Commerce, the Permanent Commission of Transport of the River Plate Basin (CPTCP), the Ethics Committee of the Argentinian Shipowners’ Tanker Association (CABBTA) and the Ethics Committee of the Federation of Argentine Shipping Companies (FENA). He is the founder, developer and Board Member of different companies in partnership with major traders like Continental Grains, Glencore and Vitol. Mr. Lopez is the brother of Claudio Pablo Lopez, our Vice Chairman, Chief Executive Officer and a director, and Horacio Enrique Lopez, our Chief Operating Officer—Shipping Division, a director and a member of our Executive Committee.

Horacio Enrique Lopez has been our Chief Operating Officer—Shipping Division since January 2008, and a member of our Board of Directors since January 2008. He has been a member of the Board of Directors of Compania Naviera Horamar S.A. since December 1997 and started working in Horamar in the operations department. Mr. Lopez has more than 40 years of experience in the shipping business and is currently a member of the Navigation Center of Argentina (CN). He served as Operations Manager of Horamar from 1990 to 1997, and from 1984 to 1990, he served as coordinator of lightering operations. From 1980 to 1984, he managed the Maritime Agency. Before joining Horamar, he served as General Manager of Provesur, a company dedicated to maintenance of life rafts, and prior to this he was technical manager of the same firm. Mr. Lopez is the brother of Claudio Pablo Lopez, our Vice Chairman, Chief Executive Officer and a director, and Carlos Augusto Lopez, our Chief Commercial Officer—Shipping Division, a director and a member of our Executive Committee.

Ruben Martinez Baeza has been our Chief Operating Officer—Port Division and a member of our Board of Directors since January 2008. He has been the general manager of Corporacion Navios S.A. since 2005. He has been working with Navios Holdings since 1989 and Navios Logistics since inception, after graduating as mechanical industrial engineer from the University of the Republic at Montevideo, Uruguay. Beginning as a mechanical engineer at Navios Logistics’ port terminal at Nueva Palmira, Uruguay, he has been promoted to several positions within Navios Logistics. Having special training in maintenance and asset management, he has been involved in several port terminal development and investments projects during his career. Mr. Martinez is also a member of the national council of advisors of the BBVA Bank and a director of the permanent commission of the treaty of the River Plate Basin.

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

Ted C. Petrone became President of the Company in July 2020, having previously served as a director of Navios Holdings from May 2007 to January 2015 and President of Navios Corporation from September 2006 to January 2015. Mr. Petrone has served in the maritime industry for 43 years, 39 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. Mr. Petrone was previously responsible for all aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone is currently also a director of Navios Acquisition, a New York Stock Exchange listed company, and an affiliate of the Company; and has served in such capacity since June 2008. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a Bachelor of Science degree in maritime transportation. He has served aboard U.S. Navy (Military Sealift Command) tankers.

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

Jeremy Bryan has been Navios South American Logistics Inc.’s Senior Vice President—Business Development since July 2020. Mr. Bryan is Navios Maritime Holdings Inc.’s Chief Operating Officer since February 2019. He joined Navios from Cargill International S.A. where he worked since 1992. Mr. Bryan served in various positions during his tenure there, most recently as Global Head of Drybulk Trading, having previously served as the Global head of the Panamax and Handymax trading departments. Mr. Bryan Served as a Lieutenant in the Dutch Military and has a Bachelor of Business Administration from the Nijenrode Business University.

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

B. Compensation

Officers’ Compensation

The aggregate annual compensation paid to our executive officers was approximately $0.9 million for the year ended December 31, 2020.

Other Arrangements

We are party to a shareholders’ agreement with certain members of the Lopez family. See “Item 7.B Certain Relationships and Related Party Transactions — Shareholders’ Agreement.”

C. Board Practices

Each member of our board of director’s holds office until a successor is duly appointed, elected and/or qualified or until their resignation. No directors are entitled to any benefits upon termination of their term.

D. Employees and Crewing

We crew our fleet with Argentine, Brazilian and Paraguayan officers and seamen. Our fleet managers are responsible for selecting the crew.

As of December 31, 2020, we employed 396 land-based employees: 28 employees in the Asuncion, Paraguay office, 49 employees at the port facility in San Antonio, Paraguay, 99 employees in the Buenos Aires, Argentina office, six employees in the Montevideo, Uruguay office, 203 employees at the dry port facilities in Uruguay, and 11 employees in the Corumba, Brazil office.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth the beneficial ownership, as of April 15, 2021, of our common stock and by each person we know to beneficially own more than 5% of our common stock.

Percentage of beneficial ownership is based on 20,000 shares of common stock outstanding on April 15, 2021.

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

(1)

Navios Holdings, which beneficially owns shares of our common stock through its wholly owned subsidiary Navios Corporation, is a Republic of the Marshall Islands corporation with shares of its common stock listed on the New York Stock Exchange, and is controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (its Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Shunji Sasada, Spyridon Magoulas, John Stratakis, George Malanga, and Efstathios Loizos. In addition, we have been informed by Navios Holdings that, based upon its knowledge, including documents publicly available filed with the SEC, it believes that the only beneficial owners of greater than 5% of the common stock of Navios Holdings are Angeliki Frangou, who owns 30.1% (who has previously filed an amended Schedule 13D indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and, as of April 6, 2020, she had purchased approximately $10.0 million of additional shares of common stock), and Renaissance Technologies LLC, which owns 5.74%. We have been informed by Navios Holdings that, other than Angeliki Frangou, no beneficial owner of greater than 5% of Navios Holdings’ common stock is an affiliate of Navios Holdings.

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

B. Certain Relationships and Related Party Transactions

Shareholders’ Agreement

We are party to agreements, described below, with certain of our existing shareholders relating to certain corporate governance and other shareholder matters.

Grandall Shareholders’ Agreement

Pursuant to a shareholders’ agreement entered into in January 2008 in connection with the original combination of the Uruguayan port business and the upriver Barge Business (the “Grandall Shareholders’ Agreement”), Grandall Investments S.A. (“Grandall”) (an entity owned and controlled by Lopez family members, including Claudio Pablo Lopez, our Chief Executive Officer and Vice Chairman) has certain rights as our shareholders, including certain rights of first offer, rights of first refusal, tag along rights, exit options and veto rights. Pursuant to an amendment dated June 17, 2010, when we became subject to the reporting requirements of the Exchange Act, the shares of our common stock held by Navios Holdings were to convert into shares of Class B Common Stock, with each share of Class B Common Stock entitling its holder to ten votes per share. Navios Holdings has currently waived such conversion provision. If and when the conversion occurs, it will permit Navios Holdings to control our business even if it does not hold a majority economic interest in our company. Pursuant to an Assignment and Succession agreement dated December 17, 2012 (the “Peers Shareholders’ Agreement”), Peers Business Inc., a Panamanian corporation assumed all rights and obligations of Grandall under the Shareholders’ Agreement.

Peers Shareholders’ Agreement

On November 19, 2019, Navios Holdings entered into a shareholder agreement with Peers (the “Peers Shareholders’ Agreement”) granting certain protections to minority shareholders in certain events, including certain voting rights, restrictions on transfers of our common shares and tag-along rights. The Peers Shareholders’ Agreement further required that we enter into employment agreements with certain of our officers providing for two years’ employment in the event of a change in control (as defined therein), and included certain negative covenants restricting our ability to amend our constituent documents, incur debt, consummate certain corporate actions or enter into certain transactions with related parties, among other things.

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

Total general and administrative fees charged pursuant to the Administrative Services Agreement for the year ended December 31, 2020 amounted to $1.1 million ($1.1 million for the year ended December 31, 2019 and $1.0 million for the year ended December 31, 2018).

At December 31, 2020 and 2019, the amounts due from affiliate companies were as follows:

	December 31, 2020	December 31, 2019
	(in millions of U.S. dollars)
Navios Holdings (Parent)	$75.1	$72.3
Navios Shipmanagement Inc. (Other related party)	0.3	0.7

Total	$75.4	$73.0

Amounts due from affiliate companies do not accrue interest and do not have a specific due date for their settlement apart from the Navios Holdings Loan Agreement (as defined below).

The Navios Holdings Loan Agreement: On April 25, 2019, Navios Logistics agreed to lend Navios Holdings up to $50.0 million on a secured basis (the “Navios Holdings Loan Agreement”) to be used for general corporate purposes, including the repurchase of Navios Holdings’ 7.375% First Priority Ship Mortgage Notes due 2022 (the “Navios Holdings 2022 Notes”). The secured credit facility is secured by (i) Navios Holdings 2022 Notes purchased with secured credit facility funds and (ii) equity interests in five companies that have entered into certain bareboat contracts. The secured credit facility included an arrangement fee of $0.5 million and contemplated fixed interest of 12.75% for the first year and 14.75% for the second year. The secured credit facility also includes negative covenants substantially similar to the Navios Holdings 2022 Notes and customary events of default. On December 2, 2019, Navios Logistics agreed to increase the secured credit facility by $20.0 million. Following this amendment, as a result of the redemption of the 2022 Notes and Term Loan B Facility in July 2020 and the issuance of 2025 Notes, (a) the interest rate on the secured credit facility decreased to 10.0%, and (b) the maturity of the secured credit facility was extended to December 2024. As of December 31, 2020, the full amount was drawn under the secured credit facility. The arrangement fee is amortized in income following the interest method over the life of the credit facility, resulting in $0.2 million deferred income at year-end. As of December 31, 2020, an amount of $5.2 million was included under “Financial assets at fair value through profit or loss (related party)” in statement of financial position related to accrued interest to be collected from Navios Holdings.

On June 24, 2020, we entered into a deed of assignment and assumption with our wholly-owned subsidiary, Grimaud and Anemos Maritime Holdings Inc. in respect of the Navios Holdings Loan, in which we assigned its legal and beneficial right, title and interest in the Navios Holdings Loan to Grimaud. On June 25, 2020, Grimaud agreed to amend the Navios Holdings Loan Agreement to amend the interest payment date in respect of the Navios Holdings Loan and to allow a portion of the total interest payable in respect of the Navios Holdings Loan to be effected in common shares of Navios Holdings. On July 10, 2020, Navios Holdings issued 2,414,263 shares of common stock to Grimaud and paid Grimaud $6.4 million in satisfaction of the interest payable in respect of the Navios Holdings Loan.

During the first and the second quarters of 2019, Navios Logistics purchased $35.5 million face value Navios Holdings 2022 Notes from unaffiliated third parties in open market transactions for a total of $17.6 million and subsequently sold these securities to Navios Holdings for $18.7 million.

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) Divijet S.A., Trace Capital and Pit Jet S.A., all owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer — Shipping Division, neither of whom has a controlling interest in those companies. Total charges were less than $0.1 million for the year ended December 31, 2020 (less than $0.1 million in 2019 and less than $0.1 million in 2018) and amounts payable amounted to less than $0.1 million as of December 31, 2020 and December 31, 2019, respectively.

Employment Agreements

We have entered into employment agreements with certain of our executive officers. Each of these agreements provides for such officers’ salary and annual incentive opportunity, as well as certain fringe benefits and participation in certain benefit plans. Some of our executive officers have agreed to covenants not to compete against us or solicit our employees or customers during employment and for a period of up to one year following termination.

The employment agreements expire on December 31 of each calendar year, but renew automatically for successive one-year periods until either party gives 90 days’ written notice of its intention to terminate the agreement. As of the date of this report, we have not received any notice of termination in advance of the 2021 calendar year. Generally, the agreements call for a base salary ranging from $0.28 million to $0.34 million per year, annual bonuses and other incentives provided certain EBITDA performance targets are achieved. Under the agreements, we accrued compensation totaling $0.9 million for the year ended December 31, 2020 ($2.9 million in 2019).

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

Organization, Objects and Purposes

The Company is organized under the laws of the Republic of the Marshall Islands with a stated purpose to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Republic of the Marshall Islands Corporation Act. Under its Articles, the Company is authorized to issue 50,000,000 shares of common stock, $1.00 par value per share.

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

The Bylaws provide that each director is prohibited from voting on any matter, contract, arrangement or any other proposal in which such director has a material interest; provided, however, that this prohibition shall not apply to (a) the giving of any security or indemnity either (i) to the director for money lent or obligations incurred or undertaken by him at the request of or for the benefit of the Company or any affiliate of the Company, or (ii) to a third party for a debt or obligation of the Company or any of its subsidiaries for which the director has assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security, (b) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including: (i) the adoption, modification or operation of any employees’ share scheme or any share incentive or share option scheme under which such director may benefit, or (ii) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to the directors and employees of the Company or any of its subsidiaries and does not provide in respect of any director any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates and (c) any contract or arrangement in which the director is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of such director’s interest in shares or debentures or other securities of the Corporation. Contracts or transactions between the Company and one or more of its directors (or any other corporation, firm, association, or other entity in which one or more of its directors are directors or officers, or have a substantial financial interest) are not void or voidable by the sole reason that such director or directors are present at the meeting of the Board of Directors, or committee thereof, which approves such contract or transaction.

No committee of the Board of Directors has the power or authority, nor is any independent quorum required, as to the fixing of compensation of the directors for serving on the Board of Directors or on any committee.

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

C. Material Contracts

Refer to “Item 5. — Operating and Financial Review and Prospects” for a discussion of our Interest-Bearing Loans and Borrowings, including Item 5.F for a discussion of our contractual obligations. Other than these agreements, the Company has no material contracts, other than the contracts entered into the ordinary course of business.

D. Exchange controls

Under the laws of the Republic of the Marshall Islands, Uruguay, Panama, Brazil, Paraguay and the British Virgin Islands, the countries of incorporation of Navios Logistics and its subsidiaries, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

In the case of Argentina, however, it should be noted that local authorities have established certain foreign exchange restrictions that affect the export or import of capital. See “Item 3.D Risk Factors — Risks Relating to Argentina — The current and future foreign exchange policy of Argentina may affect the ability of our Argentine subsidiaries to make money remittances outside of Argentina.”

E. Taxation

OTHER TAX JURISDICTIONS

The Republic of the Marshall Islands and Panama do not impose a tax on shipping income. Under the laws of the Republic of the Marshall Islands and Panama, the countries of incorporation of the Company and certain of its subsidiaries and the vessels’ registration, respectively, the companies are subject to registration and tonnage taxes.

Certain of Navios Logistics’ subsidiaries are incorporated in countries which impose additional taxes, such as Argentina, Uruguay, Brazil and Paraguay. Income tax liabilities of the Argentinean subsidiaries for the current period is measured at the amount expected to be paid to the taxation authorities using a tax rate of 30.0% on the taxable profit. As a result of the tax reform voted by the Argentinean Parliament in December 2017, and the Law 27,541 voted in December 2019, the corporate income tax rate has decreased from 35% in 2017 to 30% for the period from 2018 to 2021, and will further decrease to 25% for the period from 2022 onwards. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, at the end of the fiscal year local companies in Argentina had to calculate an assets tax (Minimum Presumed Income Tax) by applying the effective tax rate of 1.0% over the gross value of the corporate assets (based on tax law criteria). Following the tax reform voted by the Argentinean Parliament in December 2017 and the subsequent resolution in-force since May 2018, this tax no longer applies as of the fiscal year 2019. Until the fiscal year ended December 31, 2019, there were two possible options to determine the income tax liability of Paraguayan subsidiaries. Under the first option, income tax liabilities for the current and prior periods were measured at the amount expected to be paid to the taxation authorities, by applying the tax rate of 10.0% on the fiscal profit and loss. 50.0% of revenues derived from international freights were considered Paraguayan sourced (and therefore taxed) if carried between Paraguay and Argentina, Bolivia, Brazil or Uruguay, with destination Paraguay. Alternatively, only 30.0% of revenues derived from international freights carried between other countries with destination Paraguay were considered Paraguayan sourced. Companies whose operations were considered international freights could choose to pay income taxes on their revenues at an effective tax rate of 1.0% on such revenues, without considering any other kind of adjustments. Fiscal losses, if any, were neither deducted nor carried forward. As per the tax reform in Paraguay that is in force since January 1, 2020 (Law 6,380 from September 25, 2019 confirmed by Decree 3182 from December 30, 2019), there are still two possible options to determine the income tax liability of Paraguayan companies. Under the first option income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, by applying the tax rate of 10% on the fiscal profit and loss. The 100% of revenues derived from freights carried between other countries with destination Paraguay are considered Paraguayan sourced, and therefore taxed. The tax reform also states that any fiscal losses generated as of the fiscal year starting January 1, 2020, will be carried forward for up to five years, with the possibility to deduct each year the 20% from future years fiscal years taxable income. Companies whose operations are considered international freights can alternatively choose to pay income taxes on their revenues at an effective tax rate of 3% of such revenues, without considering any other kind of adjustments. Once the methodology is chosen, the Paraguayan companies have to keep it for at least five years.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the 2025 Notes. This summary is limited to beneficial owners of the 2025 Notes that:

•	except as specifically discussed below, are U.S. holders (as defined below); and

•	hold the 2025 Notes as capital assets.

As used in this prospectus, a “U.S. holder” means a beneficial owner of 2025 Notes who or that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or entity treated as a corporation for such purposes) created or organized in or under the laws of the United States, or any State thereof or the District of Columbia;

•	an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source; or

•

a trust, if either (x) it is subject to the primary supervision of a court within the United States and one or more “United States persons” have the authority to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable Treasury regulations to be treated as a “United States person.”

The U.S. federal income tax considerations set forth below are based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations thereunder, and current administrative rulings and court decisions, all as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). We have not and will not seek any rulings from the Internal Revenue Service (“IRS”) or opinions of counsel regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of the 2025 Notes that are different from those discussed below or that a court will not agree with any such positions.

This summary does not discuss all of the aspects of U.S. federal income taxation that may be relevant to a beneficial owner of the 2025 Notes in light of such beneficial owner’s particular investment or other circumstances. This summary also does not discuss considerations or consequences relevant to persons subject to special provisions of U.S. federal income tax law, such as:

•	entities that are tax-exempt for U.S. federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts;

•	pass-through entities (including partnerships and entities and arrangements classified as partnerships for U.S. federal income tax purposes) and beneficial owners of pass-through entities;

•	U.S. expatriates;

•	persons that are subject to the alternative minimum tax;

•	financial institutions, insurance companies, and dealers or traders in securities or currencies;

•	persons having a “functional currency” other than the U.S. dollar; and

•	persons that hold the 2025 Notes as part of a constructive sale, wash sale, conversion transaction or other integrated transaction or a straddle, hedge or synthetic security.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds the 2025 Notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Partnerships holding the 2025 Notes and partners in such partnerships should consult their own tax advisors regarding the U.S. federal income tax consequences of purchasing, owning and disposing of the 2025 Notes. In addition, this summary does not address the effect of any U.S. federal estate or gift tax laws, the Medicare tax on investment income or any U.S. state or local or non-U.S. tax laws on a beneficial owner of the 2025 Notes. Each beneficial owner of the 2025 Notes should consult a tax advisor as to the particular tax consequences to it of purchasing, owning and disposing of the 2025 Notes, including the applicability and effect of any U.S. federal estate or gift tax laws, the Medicare tax on investment income or any U.S. state or local or non-U.S. tax laws.

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

For U.S. federal income tax purposes, Navios South American Logistics Inc., and not Navios Logistics Finance (US) Inc., is treated as the issuer of the 2025 Notes.

Stated Interest. Stated interest on the 2025 Notes will be included in a U.S. holder’s gross income as ordinary interest income at the time it is paid or accrued in accordance with the U.S. holder’s usual method of accounting for U.S. federal income tax purposes.

Stated interest on the 2025 Notes will constitute income from sources without the United States for foreign tax credit purposes. Such income generally will constitute “passive category income” or, in the case of certain U.S. holders, “general category income,” for foreign tax credit purposes.

Market Discount and Bond Premium. If a U.S. holder purchases a 2025 Notes for an amount that is less than its principal amount, the excess of the principal amount over the U.S. holder’s purchase price will be treated as “market discount.” However, the market discount will be considered to be zero if it is less than 1/4 of 1% of the principal amount multiplied by the number of complete years to maturity from the date the U.S. holder purchased the 2025 Notes.

Under the market discount rules of the Internal Revenue Code, a U.S. holder generally will be required to treat any principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, a 2025 Notes as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in income by the U.S. holder during the period the U.S. holder held the 2025 Notes. In addition, the U.S. holder may be required to defer, until the maturity of the 2025 Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the finance costs on any indebtedness incurred or continued to purchase or carry the 2025 Notes. In general, market discount will be considered to accrue ratably during the period from the date of the purchase of the 2025 Notes to the maturity date of the 2025 Notes, unless the U.S. holder makes an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. A U.S. holder of a 2025 Notes may elect to include market discount in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the 2025 Notes and upon the receipt of certain payments and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

If a U.S. holder purchases a 2025 Notes for an amount in excess of the amount payable at maturity of the 2025 Notes, the U.S. holder will be considered to have purchased the 2025 Notes with “bond premium” equal to the excess of the U.S. holder’s purchase price over the amount payable at maturity (or on an earlier call date if it results in a smaller amortizable bond premium). It may be possible for a U.S. holder of a 2025 Notes to elect to amortize the premium over the remaining term of the 2025 Notes (or until an earlier call date, as applicable). However, because we may call the 2025 Notes under certain circumstances at a price in excess of their stated principal amount, such amortization may be reduced and/or deferred. Any amortized amount of the premium for a taxable year generally will be treated first as a reduction of interest on the 2025 Notes includible in the U.S. holder’s gross income in such taxable year to the extent thereof, then as a deduction allowed in that taxable year to the extent of the U.S. holder’s prior interest inclusions on the 2025 Notes, and finally as a carryforward allowable against the U.S. holder’s future interest inclusions on the 2025 Notes. If a U.S. holder makes such an election, the U.S. holder’s tax basis in the 2025 Notes will be reduced by the amount of the allowable amortization. If a U.S. holder does not elect to amortize bond premium, the premium will decrease the gain or increase the loss that such U.S. holder would otherwise recognize on a disposition of its 2025 Notes. A U.S. holder’s election to amortize premium on a constant yield method will apply to all debt obligations held or subsequently acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies. A U.S. holder may not revoke the election without the consent of the IRS. U.S. holders should consult their own tax advisors before making this election and regarding the calculation and amortization of any bond premium on the 2025 Notes.

Dispositions of the 2025 Notes. Unless a nonrecognition provision of the U.S. federal income tax laws applies, upon the sale, exchange, redemption, retirement or other taxable disposition of a 2025 Note, a U.S. holder will recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale, exchange, redemption, retirement or other taxable disposition (other than amounts attributable to accrued stated interest, which will be treated as described above) and the U.S. holder’s adjusted tax basis in the 2025 Note. A U.S. holder’s adjusted tax basis in a 2025 Note will generally be equal to its cost for the 2025 Note, increased by the amount of any market discount with respect to the 2025 Note previously included in the U.S. holder’s gross income and reduced by the amount of any amortizable bond premium with respect to the 2025 Note previously amortized by the U.S. holder. Gain or loss recognized by a U.S. holder on the sale, exchange, redemption, retirement or other taxable disposition of a 2025 Note will generally be capital gain or loss, except with respect to accrued market discount not previously included in income by the U.S. holder, which will be taxable as ordinary income. The capital gain or loss recognized by a U.S. holder will be long-term capital gain or loss if the U.S. holder’s holding period for the 2025 Note exceeds one year at the time of the disposition. Long-term capital gains recognized by individual and certain other non-corporate U.S. holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss recognized by a U.S. holder generally will be U.S. source gain or loss for foreign tax credit purposes.

Certain Reporting Requirements. Individuals who are U.S. holders (and to the extent specified in applicable Treasury regulations, certain individuals who are non-U.S. holders and certain U.S. holders who are entities) who hold “specified foreign financial assets” (as defined in section 6038D of the Internal Revenue Code) are required to file a report on IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, the 2025 Notes, unless such notes are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. holder (and to the extent specified in applicable Treasury regulations, an individual non-U.S. holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. holders (including U.S. entities) and non-U.S. holders should consult their own tax advisors regarding their reporting obligations with respect to specified foreign financial assets.

Backup Withholding. In general, “backup withholding” may apply to payments of interest made on a 2025 Notes, and to the proceeds of a disposition (including a retirement or redemption) of a 2025 Notes, that are made to a non-corporate beneficial owner of the 2025 Notes if that beneficial owner fails to provide an accurate taxpayer identification number to its applicable payor (and certify that such beneficial owner is not subject to backup withholding) or otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and may be credited against a beneficial owner’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders. For purposes of the following discussion, a “non-U.S. holder” means a beneficial owner of the 2025 Notes that is not, for U.S. federal income tax purposes, a U.S. holder or a partnership. A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on:

•	interest received in respect of the 2025 Notes, unless those payments are effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States; or

•

gain realized on the sale, exchange, redemption or retirement of the 2025 Notes, unless that gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or, in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Non-U.S. holders should consult their own tax advisors regarding their U.S. federal income, branch profits and withholding tax consequences if they are subject to any of the exceptions noted above.

A non-U.S. holder may be required to certify its non-U.S. status to avoid backup withholding on payments of interest made on a 2025 Notes and on proceeds of a disposition (including a retirement or redemption) of a 2025 Notes.

THIS SUMMARY DOES NOT DISCUSS ANY TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE 2025 NOTES OTHER THAN U.S. FEDERAL INCOME TAX CONSEQUENCES AND INVESTORS SHOULD SEEK ADVICE FROM THEIR OWN COUNSEL WITH RESPECT TO SUCH OTHER TAX CONSEQUENCES AS WELL AS THEIR PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES.

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

Interest Rate Risk:

Debt instruments: As of December 31, 2020 and December 31, 2019, we had a total of $560.0 million and $520.4 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a fixed rate except for the Notes Payable, the New BBVA Facility and the Term Bank Loan that bear interest at a floating rate.

Interest rates on the Nazira Loan, the seller’s credit for the construction of six liquid barges and the 2025 Notes are fixed and, therefore, changes in interest rates affect their fair value, which as of December 31, 2020 was less than $0.1 million, $11.0 million and $542.4 million, respectively. As of December 31, 2020, our floating rate loan facilities totaled $48.9 million. Interest rates on the Nazira Loan and the 2022 Notes are fixed and, therefore, changes in interest rates affect their fair value which as of December 31, 2019 was $0.1 million and $368.3 million, respectively, but do not affect the related finance cost. The interest on the Term Loan B Facility, the Notes Payable, the BBVA Loan and the Term Bank Loan is, at a floating rate and, therefore, changes in interest rates would affect their interest rate and related finance cost. As of December 31, 2019, our floating rate loan facilities were $145.2 million.

The interest on the Notes Payable, the New BBVA Facility and the Term Bank Loan is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related finance cost.

Foreign Currency Transactions:

Our operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies, including the Brazilian real. We use the U.S. dollar as our functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of our foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates.

Our subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact their operations in either U.S. dollars or Uruguayan pesos, Argentine pesos, Brazilian reais and Paraguayan guaranies, respectively; however, the subsidiaries’ primary cash flows are in U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of income.

We are exposed to foreign currency exchange transaction risk related to funding our operations. For the years ended December 31, 2020, December 31, 2019 and December 31, 2018, approximately 47.8%, 53.4%, and 48.6% respectively, of our expenses were incurred in currencies other than U.S. dollars. Further, for the year ended December 31, 2020, approximately 21%, 16% and 10% of the Company’s $124.7 million of combined cost of (a) time charter, voyage and port terminal expenses, (b) direct vessels expenses, (c) cost of products and (d) administrative expenses, net of depreciation (“Combined Cost”), were denominated in the Argentinean pesos, Paraguayan guaranies and Uruguayan pesos, respectively. Comparatively, the same foreign currencies accounted for approximately 24%, 16% and 13%, respectively, of our $118.3 million of Combined Cost for the year ended December 31, 2019, and approximately 23%, 15% and 10%, respectively, of our $127.4 million of Combined Cost for the year ended December 31, 2018. For the years ended December 31, 2020, 2019 and 2018, Brazilian reais accounted for less than 1% of our Combined Cost.

For the year ended December 31, 2020, a 1.00% change in the exchange rates between the U.S. dollar and Argentinean pesos, Paraguayan guaranies and Uruguayan pesos would change our profit for the year by $0.3 million, $0.2 million and $0.1 million, respectively. Comparatively, a 1.00% change in the same exchange rates would change our profit for the year ended December 31, 2019 by $0.3 million, $0.2 million and $0.2 million, respectively and, for the year ended December 31, 2018, by $0.3 million, $0.2 million and $0.1 million, respectively.

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

Item 14. Material Modifications to the Rights of Shareholders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2020. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2020.

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

Navios Logistics’ management assessed the effectiveness of Navios Logistics’ internal control over financial reporting as of December 31, 2019. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management believes that, as of December 31, 2020, Navios Logistics’ internal control over financial reporting is effective based on those criteria.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal accountants for fiscal years 2020 and 2019 were Price Waterhouse and Co S.R.L. The audit fees for the audit of each of the years ended December 31, 2020 and 2019 were $1.0 million and $0.9 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2020 and 2019.

Tax Fees

There were no tax fees billed in 2020 and 2019.

All Other Fees

There were no other fees billed in 2020 and 2019.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-37 and is filed as part of this report.

Item 19. Exhibits

1.1	Amended Articles of Incorporation of Navios South American Logistics Inc.(1)

1.2	Bylaws of Navios South American Logistics Inc.(1)

2.1	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A.(1)

2.2	Shareholders’ Agreement, dated as of November 19, 2019, by and among Navios South American Logistics Inc., Navios Maritime Holdings Inc. and Peers Business S.A.(11)

2.3	Amended and Restated Waiver to Shareholder’s Agreement.(2)

2.4	Indenture, dated April 22, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(3)

2.5	First Supplemental Indenture, dated as of November 3, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(4)

2.6	Second Supplemental Indenture, dated as of February 6, 2015, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(4)

2.7	Third Supplemental Indenture, dated as of September 26, 2016, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(5)

2.8	Fourth Supplemental Indenture, dated as of March 20, 2019, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(8)

4.1	Administrative Services Agreement, dated as of April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc.(1)

4.2	Senior Secured Term Loan Agreement, dated December 15, 2016, between Corporacion Navios S.A., as a borrower, and Banco Bilbao Vizcaya Argentaria Uruguay S.A., as lender.(6)

4.3	Credit Agreement, dated as of November 3, 2017, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., the Guarantors named therein, the several banks, financial institutions, institutional investors and other entities from time to time party thereto as lenders, and Morgan Stanley Senior Funding, Inc., as Administrative Agent. (7)

4.4	Unloading, Storing, Weighing and Loading Services Contract, by and between Corporacion Navios Sociedad Anonima and Vale International SA, dated September 27, 2013.(9)

4.5	Loan Agreement, dated April 25, 2019, between Navios Maritime Holdings Inc., as borrower, and Navios South American Logistics Inc., as lender.(10)

4.6	Assignment Agreement, dated August 29, 2019, among Navios Corporation, Navios South American Logistics Inc. and Navios Shipmanagement Inc.(10)

4.7	Supplemental Agreement, dated as of December 2, 2019, between Navios Maritime Holdings Inc., as borrow, and Navios South American Logistics Inc. as lender, in relation to the Loan Agreement, dated April 25, 2019.(12)

4.8	Loan Facility Agreement, dated as of February 28, 2020, by and among Corporación Navios Granos S.A., as borrower, Navios South American Logistics Inc., as guarantor, and Banco Bilbao Vizcaya Argentaria Uruguay S.A., as lender.(12)

8	Subsidiaries of Navios South American Logistics Inc.(12)

11	Code of Ethics(2)

12.1	Section 302 Certifications of Principal Executive Officer.*

12.2	Section 302 Certification of Principal Financial Officer.*

13	Section 906 Certifications of Principal Executive and Principal Financial Officer.*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2019 and 2018; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2019, 2018 and 2017; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2019, 2018 and 2017; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2019, 2018 and 2017; and (v) the Notes to Consolidated Financial Statements as blocks of text.**

*	Filed herewith.

**	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Previously filed with Registration Statement on Form F-4 (Registration No. 333-179250), as filed with the Securities and Exchange Commission on January 31, 2012.

(2)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on April 5, 2012.

(3)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on April 23, 2014.

(4)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, as filed with the Securities and Exchange Commission on March 30, 2015.

(5)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on November 29, 2016.

(6)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, as filed with the Securities and Exchange Commission on March 30, 2017.

(7)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on November 6, 2017.

(8)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, as filed with the Securities and Exchange Commission on April 26, 2019.

(9)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on June 3, 2019.

(10)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on September 12, 2019.

(11)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, as filed with the Securities and Exchange Commission on February 21, 2020.

(12)	Previously filed with the Company’s Registration Statement on Form F-1, as filed with the Securities and Exchange Commission on March 2, 2021.

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

Date: April 15, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Navios South American Logistics Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Navios South American Logistics Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ PRICE WATERHOUSE & Co. S.R.L.

By:	/s/ Eduardo Alfredo Loiácono (Partner)
Eduardo Alfredo Loiácono

Buenos Aires, Argentina February 17, 2021

We have served as the Company’s auditor since 2009.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Expressed in thousands of U.S. dollars — except share data)

	Notes	December 31, 2020	December 31, 2019
ASSETS
Non-current assets
Tangible assets	10	520,811	543,868
Assets under construction	10	20,886	4,504
Intangible assets	11	155,834	158,607
Right-of-use assets	19	7,275	8,054
Net investment in the lease	19	190	375
Deferred tax assets	8	691	785
Intercompany receivable loan from parent (related party), net	20	69,833	68,966
Other assets	12	5,082	10,391

Total non-current assets		780,602	795,550

Current Assets
Inventories		9,901	6,829
Trade receivables	13	34,190	30,703
Contract assets	4	906	67
Prepayments and other assets	15	6,700	5,518
Cash and cash equivalents	14	74,870	45,605
Financial assets at amortized cost (related party)	20	5,244	3,349
Net Investment in the lease	19	110	96

Total current assets		131,921	92,167

Total Assets		912,523	887,717

EQUITY and LIABILITIES
Equity
Issued capital	16	20	20
Share premium		233,441	233,441
Retained earnings		60,331	82,543

Total equity		293,792	316,004

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	17	517,791	502,714
Lease liabilities	19	6,945	7,251
Provisions	22	451	416
Deferred tax liabilities	8	8,583	8,275
Income tax payable		61	109
Other non-current liabilities		289	309

Total non-current liabilities		534,120	519,074

Current liabilities
Trade and other payables	18	58,889	36,362
Contract liabilities	4	2,011	2,762
Interest-bearing loans and borrowings	17	22,800	12,215
Lease liabilities	19	911	1,300
Total current liabilities		84,611	52,639

Total liabilities		618,731	571,713

Total equity and liabilities		912,523	887,717

The accompanying notes on pages 10 to 67 are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENT OF INCOME

(Expressed in thousands of U.S. dollars — except share data)

	Notes	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Revenue	4	215,023	227,209	206,290
Cost of sales	5	(143,722)	(137,124)	(147,609)

Gross profit		71,301	90,085	58,681
Administrative expenses	6	(13,522)	(17,752)	(15,776)
Other operating income	9	5,121	2,562	12,040
Other operating expenses	9	(5,002)	(6,683)	(6,421)
Allowance for expected credit losses on financial assets	13	(541)	(341)	(76)

Operating profit		57,357	67,871	48,448
Finance income	7	8,647	4,579	517
Finance costs	7	(48,928)	(41,185)	(40,337)
Foreign exchange differences, net	7	574	(1,596)	(1,355)
Loss on debt extinguishment	17	(4,157)	—	—
Other income		—	1,084	—

Profit before tax		13,493	30,753	7,273
Income tax (expense)/income	8	(1,824)	(599)	1,137

Profit for the year		11,669	30,154	8,410

The accompanying notes on pages 10 to 67 are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Issued capital	Share premium	Retained earnings	Total Equity
Balance as at January 1, 2018	20	233,441	43,979	277,440

Profit for the year	—	—	8,410	8,410

Balance as at December 31, 2018	20	233,441	52,389	285,850

Profit for the year	—	—	30,154	30,154

Balance as at December 31, 2019	20	233,441	82,543	316,004

Profit for the year	—	—	11,669	11,669
Dividends paid	—	—	(33,881)	(33,881)

Balance as at December 31, 2020	20	233,441	60,331	293,792

The accompanying notes on pages 10 to 67 are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Operating activities
Profit before tax		13,493	30,753	7,273
Adjustments to reconcile profit before tax to net cash flows:
Impairment losses	10	—	2,569	—
Depreciation of tangible assets	10	30,322	31,774	33,903
Amortization and impairment of intangible assets	11	2,773	2,773	2,724
Gain on disposal of tangible assets		—	—	(28)
Amortization of right-of-use assets	19	779	792	803
Loss on debt extinguishment	17	4,157	—	—
Mark-to-market debt security investment		—	(908)	—
Gain on debt security investment disposal		—	(176)	—
Movements in provisions	13,22	576	249	(2,220)
Finance income	7	(8,647)	(4,579)	(517)
Finance costs	7	48,928	41,185	40,337
Increase in other non-current assets		(3,172)	(6,747)	(2,876)
(Decrease)/Increase in other non-current liabilities		(20)	23	(135)
Working capital adjustments:
Increase in trade receivables		(4,867)	(2,723)	(2,724)
(Increase)/Decrease in inventories		(3,072)	(2,254)	3,682
Increase/(Decrease) in trade and other payables and contract liabilities		80	174	(7,607)
(Increase)/Decrease in prepayments and other assets		(1,182)	13,193	(11,329)
Interest received		6,591	1,052	517
Interest paid		(25,708)	(38,919)	(37,793)
Income tax paid		(48)	(96)	(261)

Net cash flows from operating activities		60,983	68,135	23,749

Investing activities
Acquisition of tangible assets	10	(7,585)	(8,577)	(9,256)
Acquisition of assets under construction	10	(5,153)	(4,504)	(12,572)
Loan to parent Company, net of deferred finance income (related party)	20	(705)	(68,795)	—
Investments in debt securities (related party)	20	—	(17,642)	—
Disposal of debt securities (related party)	20	—	18,726	—
Proceeds from net investment in the lease	19	189	150	233

Net cash flows used in investing activities		(13,254)	(80,642)	(21,595)

Financing activities
Payment of principal portion of lease liabilities	19	(695)	(653)	(642)
Proceeds from 2025 Notes	17	487,504	—	—
Repayment of 2022 Notes	17	(375,000)	—	—
Proceeds from long term debt, net of deferred finance costs	17	13,625	—	6,919
Repayment of long-term debt and payment of principal	17	(105,551)	(13,403)	(7,607)
Repayment of notes payable	17	(4,466)	(4,304)	(4,240)
Dividends paid		(33,881)	—	—

Net cash flows used in financing activities		(18,464)	(18,360)	(5,570)

Net increase/(decrease) in cash and cash equivalents		29,265	(30,867)	(3,416)

Cash and cash equivalents at January 1		45,605	76,472	79,888

Cash and cash equivalents at December 31		74,870	45,605	76,472

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Non-cash investing and financing activities:
Transfers from assets under construction		—	—	49,421
Acquisition of tangible assets		—	—	(512)
Transfers to other non-current assets		—	—	(26)
Proceeds from seller’s credit agreement for the construction of six liquid barges	10,17	11,229	—	—

The accompanying notes on pages 10 to 67 are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1. CORPORATE INFORMATION

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of December 31, 2020, Navios Maritime Holdings Inc. (“Navios Holdings”) owned 63.8% of Navios Logistics’ stock.

NOTE 2: SIGNIFICANT ACCOUNTING POLICES

(a) Basis of preparation

The consolidated financial statements of Navios Logistics have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except where fair value accounting is specifically required by IFRS, as explained in the accounting policies below. The consolidated financial statements are presented in U.S. dollars which is also the currency of the Company’s primary economic environment and the functional currency of the major and majority of the Company’s subsidiaries. All values are rounded to the nearest thousand (U.S.D. 000), except when otherwise indicated.

(b) Going concern

In considering whether it is appropriate to prepare the financial statements on a going concern basis, management has reviewed the Company’s future cash requirements, covenant compliance and earnings projections. As of December 31, 2020, the Company’s current assets totaled $131,921, while current liabilities totaled $84,611, resulting in a positive working capital position of $47,310.

Management anticipates that the Company’s primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. Management believes that these sources of funds will be sufficient for the Company to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis.

On February 17, 2021, the financial statements were authorized on behalf of Navios Logistics’ board of directors for issuance and filing.

The principal accounting policies are set out below.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(c) Basis of consolidation

The consolidated financial statements comprise the financial statements of Navios Logistics and its subsidiaries. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, has:

•	Power over the investee;

•	Exposure, or rights, to variable returns from its involvement with the investee; and

•	The ability to use its power over the investee to affect its returns

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement(s) with the other vote holders of the investee

•	Rights arising from other contractual arrangements

•	The Company’s voting rights and potential voting rights

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

Non-controlling interests in subsidiaries are identified separately from the Company’s equity therein. The interests of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.

For the reported years presented in these consolidated financial statements, no significant non-controlling interest exists.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Subsidiaries included in the consolidation:

The consolidated financial statements of the Company include:

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of income
				2020	2019	2018
Corporacion Navios S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Energias Renovables del Sur S.A.	Uruguay	Land Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel- Operating Management Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.	Paraguay	Operating/Barge- Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat- Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Horamar do Brasil Navegação Ltda	Brazil	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navios Logistics Finance (U.S.) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Naviera Alto Parana S.A.	Paraguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Edolmix S.A.	Uruguay	Port- Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Cartisur S.A.	Uruguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
NP Trading S.A.	British Virgin Islands	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Delta Naval Trade S.A.	Panama	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Terra Norte Group S.A.	Paraguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Corporacion Navios Granos S.A. (1)	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	1/1-12/31	11/30-12/31
Docas Fluvial do Porto Murtinho S.A. (1)	Brazil	Land Owning Company	95%	1/1-12/31	1/1-12/31	11/12-12/31
Siriande S.A. (2)	Uruguay	Non-Operating Company	100%	1/1-12/31	9/16-12/31	—
Grimaud Ventures S.A. (3)	Marshall Islands	Financial Asset Holder Company	100%	1/21-12/31	—	—

(1) These companies were established during the year ended December 31, 2018.

(2) This company was established during the year ended December 31, 2019.

(3) This company was established during the year ended December 31, 2020.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(d) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Business combinations involving entities under common control are excluded from the scope of IFRS 3 provided that they are controlled by the same party both before and after the business combination. These transactions are accounted for on a pooling of interests basis. The financial position, financial performance and cash flows of the combined Company are brought together as if the companies had always been a single entity.

The Company initiates and performs a review of all acquisition transactions during each period to consider the transaction to be either a business combination or an asset acquisition in accordance with IFRS 3. When the acquisition is not a business combination by its nature, the Company identifies and recognizes the individual identifiable assets acquired (including those assets that meet the definition of, and recognition criteria for, intangible assets in IAS 38 “Intangible Assets”) and liabilities assumed. The cost of the Company is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill. Consistent with shipping industry practice, the acquisition of a vessel (whether acquired with or without charter) is treated as the acquisition of an asset rather than a business, because vessels are acquired without related business processes.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units (“CGUs”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a CGU, or group of CGUs, and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the CGU retained. The Company considers each of the below as a separate CGU:

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

•	The barge segment

•	Each of the eight vessels of the Company’s cabotage fleet

•	Each port terminal of the Company’s business (grain, iron ore and liquid port terminals)

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

The recoverable amount is the higher of an asset’s fair value less cost of disposal and “value in use”. The fair value less cost of disposal is the amount obtainable from the sale of an asset in an arm’s length transaction less the costs of disposal, while “value in use” is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the CGU.

The fair value for goodwill impairment testing was estimated using the expected present value of real future cash flows in U.S. Dollars, using judgments and assumptions that management believes were appropriate in the circumstances, see Note 2(y). The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the real discount rate used to calculate the present value of real future cash flows and future capital expenditures. EBITDA assumptions including revenue assumptions, general and administrative expense growth assumptions, and direct vessel expenses growth assumptions. The future cash flows from operations were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of each segment, including utilization rates and actual storage capacity. A weighted average cost of capital (“WACC”) was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data regarding risk free rates, risk premiums and systematic risk and on the Company’s cost of equity and debt and its capital structure.

These assumptions could be adversely impacted by the current uncertainty surrounding global market conditions, as well as the competitive environment in which we operate.

As of December 31, 2020, and 2019, the fair value of the reporting units was in significant excess of their carrying values.

No impairment loss was recognized for any of the periods presented.

(e) Segment reporting

Operating segments, as defined, are components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, the Company has three reportable segments: Port Terminal Business, Cabotage Business and Barge Business. For additional information, please see Note 3.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(f) Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle

•	Held primarily for the purpose of trading

•	Expected to be realized within twelve months after the reporting period, or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle

•	It is held primarily for the purpose of trading

•	It is due to be settled within twelve months after the reporting period, or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

(g) Revenue

The Company is in the business of providing services with regards to contracts of affreightment (“COA”)/voyage contracts, time charter and bareboat charter arrangements and port terminals operations. Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company has generally concluded that it is the principal in its revenue arrangements because it typically controls the goods or services before transferring them to the customer.

Revenue from contracts of COA/voyage contracts are earned for the carriage of cargo on behalf of the charterer, in the spot market and on contracts of affreightment, from one or more locations of cargo loading to one or more locations of cargo discharge in return for payment of an agreed upon freight rate per ton of cargo plus reimbursement of expenses incurred to the extent that these expenses are not included in the freight rate per ton of cargo. Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached the Company is compensated for the additional time incurred in the form of demurrage revenue. Demurrage is a variable consideration which is recognized when it is highly probable that a significant reversal of this revenue will not occur, over the remaining time of the voyage. In applying its revenue recognition method, management believes that satisfaction of a performance obligation for a voyage charter begins when the vessel arrives at the loading port and ends at the time the discharge of cargo is completed at the discharge port (load to discharge, which is when the contract with the customer expires). The Company uses the output method for measuring the progress towards satisfaction of a performance obligation, i.e. voyage revenue is recognized pro-rata based on time elapsed from loading to the expected date of completion of the discharge.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Revenues from time charters and bareboat charter arrangements are earned for exclusive use of the services of the vessel and the crew by the charterer for an agreed period of time. Revenues from time charters comprise a lease component and a service component. The revenues allocated to the lease component are accounted for as leases and are recognized on a straight line basis over the rental periods of such charters, as service is performed. The time-charter revenue is allocated to the service component based on the relative fair value of the component, which is estimated with a reference to a “cost-plus” methodology and reflects crew costs, technical maintenance and stores of a vessel with operating expenses escalation, and fees for ad hoc additional services. The service component in a time-charter usually includes a single performance obligation, where the charterer simultaneously receives and consumes the benefits over the time-charter period. Any contractual rate changes over the contract term, to the extent they relate to the firm period of the contract, are taken into account when calculating the daily hire rate. Revenues from time charters received in the period and relating to subsequent periods are deferred and recognized separately as either deferred lease revenue in payables and other liabilities, to the extent they relate to the lease component of the hire received, or as contract liabilities, to the extent that they relate to the service component of the hire received.

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

Variable consideration

If the consideration in a contract includes a variable amount, the Company estimates the amount of consideration to which it will be entitled in exchange for providing services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. Company provides retrospective volume rebates to certain customers once the quantity of cargo transshipped during the period exceeds the threshold specified in the contract.

The Company applies either the most likely amount method or the expected value method to estimate the variable consideration in the contract. The selected method that best predicts the amount of variable consideration is primarily driven by the number of volume thresholds contained in the contract. The most likely amount is used for those contracts with a single volume threshold, while the expected value method is used for those with more than one volume threshold. The Company then applies the requirements on constraining estimates of variable consideration in order to determine the amount of variable consideration that can be included in the transaction price and recognized as revenue.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Turnover tax

Under the tax laws of Argentina, the Company’s subsidiary in that country is subject to taxes levied on gross revenues, or turnover. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 2.0% for the year ended December 31, 2020 (2.0% for 2019 and 3.0% for 2018). Turnover taxes are recorded net of revenue in the consolidated statements of income and amounted to $901 for the year ended December 31, 2020 ($1,062 in 2019 and $1,343 in 2018).

Significant financing components

Generally, the Company receives short-term advances from its customers. Using the practical expedient in IFRS 15, the Company does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less.

Non-cash consideration

All contracts with customers include provision for cash consideration.

Contract balances

(i) Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in Note 2(s).

(ii) Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Company performs, by transferring goods or services to a customer, before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.

(iii) Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Company has received consideration (or an amount of consideration, which is unconditional, is due) from the customer. If a customer pays consideration before the Company transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Company performs under the contract.

(iv) Cost to obtain or fulfil a contract

Costs to fulfil a contract, including voyage and time charter or bareboat charter arrangements (i.e. crew costs, repair and maintenance, insurance costs, port costs, canal tolls, bunkers), from load port to discharge, are recognized in line with satisfaction of the related performance obligation. Full provision is made for any losses expected on contracts with customers in progress at the end of the financial reporting period. Costs to fulfil a contract are included in “Cost of sales” line of consolidated statement of income.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(h) Other operating income and operating expenses

Other operating income and other operating expenses comprise income and directly related expenses from non-core operating related activities, including income recorded from insurance claims, gain on sale of assets and taxes other than income taxes and turnover taxes.

(i) Finance income and expense

Bank and other interest receivable is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate (“EIR”) applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount. Dividend income is recognized when the right to receive payment is established.

Finance expense and other borrowing costs are recognized on an accrual basis.

For all financial instruments measured at amortized cost, finance income or expense is calculated using the EIR method. EIR is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Finance income is included in finance income and finance expense is included in finance costs in the statement of profit or loss and OCI, respectively.

(j) Income Taxes

Income tax expense represents the sum of the current tax and deferred tax.

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the statement of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•

When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available, against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. On December 23, 2019, the Argentine government enacted the Law 27,541, which made changes to the income tax law in Argentina. The new law modifies the rates for income taxes applicable for the fiscal years beginning on January 1, 2020 and 2021. In measuring its income tax assets and liabilities, the Company used the rate that is expected to be enacted at the time of the reversal of the asset or liability in the calculation of the deferred tax for the items related to Argentina. An income tax rate of 30% was applied on temporary differences, reversals of which are expected to occur in respect of the 2020 and 2021 fiscal years, and a rate of 25% on temporary differences remaining thereafter. Due to these changes in the rate of the income tax, the Company has recorded an income tax benefit of $2,837 during the year ended December 31, 2017, and an income tax expense of $208 during the year ended December 31, 2019, within the caption “Income tax (expense)/ benefit” in the consolidated statements of income.”

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognized subsequently if new information about facts and circumstances arises. The adjustment is either treated as a reduction in goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognized in profit or loss.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. However, where an asset and a liability are recognized at the same time, temporary differences are recognized to the extent that the transaction gives rise to equal amounts of deferred tax assets and liabilities.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

A deferred tax liability is recognized on unremitted earnings of subsidiaries to the extent that it is probable that the temporary tax difference arising on dividend distribution out of unremitted earnings will reverse in the foreseeable future. Deferred tax liabilities are not recognized for taxable temporary differences arising on investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Current and deferred tax for the period

Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items recognized in OCI or directly in equity, in which case the current and deferred tax is also recognized in OCI or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

The Company is a Marshall Islands corporation. The Company believes that substantially all of its operations are exempt from income taxes in the Marshall Islands. The Company’s subsidiaries are, however, subject to income taxes in some of the countries in which they operate, mainly Argentina, Brazil and Paraguay. The Company’s operations in Uruguay and Panama are exempt from income taxes. As per the tax laws of the countries in which the Company operates and is subject to their respective income taxes, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the respective tax laws.

Tax regimes in which company operates

Argentinean companies have open tax years ranging from 2014 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2016 and onwards. The Company is generally not able to reliably estimate the ultimate settlement amounts until the close of an audit. The Company classifies interest and penalties, related to income taxes in the consolidated statements of income under income taxes.

Minimum presumed income tax (“MPIT”):

Under the tax laws of Argentina, the Company’s subsidiary in that country was, through the fiscal year ended December 31, 2018, subject to a minimum presumed income tax, or MPIT. This tax was supplementary to income tax. The tax was calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The subsidiaries’ tax liabilities were the higher of income tax or MPIT. However, if the MPIT exceeded income tax during any fiscal year, such excess would be computed as a prepayment of any income tax excess over the MPIT that might have arisen in the next ten fiscal years. The Company had recorded in previous years as other non-current asset a total amount of $102, which was set-off with taxes payable, as of December 31, 2019, in relation to MPIT.

Through General Instruction N° 2/2017 of the Administración Federal de Ingresos Publicos (“AFIP”) in Argentina, the organization has instructed its legal areas to respect the criteria set by the Supreme Court of Justice of the Nation. This criteria stated that there is no minimum profit presumed when a company has recorded losses in the accounting balances and losses tax carry forward in the income tax presentation in the fiscal period. As a consequence of this measure, the Argentine subsidiary of the Company did not determine a tax on minimum presumed income (or advances) for the 2018 fiscal year. Following the tax reform voted by the Argentinean Parliament in December 2017 and the subsequent resolution in force since May 2018, this tax does not apply as of the fiscal year 2019.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Uncertain tax positions

At any point in time, the Company may have tax audits underway at various stages of completion. The Company evaluates the tax positions and establishes liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite the Company’s belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Such adjustments are reflected in the tax provision as appropriate. As of December 31, 2020 and 2019, no assets or liability exists in statement of financial position that relates to an uncertain tax position for which the Company considers necessary to provide a relevant amount.

(k) Foreign currencies

The Company’s consolidated financial statements are presented in U.S. dollars, which is also the parent company’s functional currency. For each entity, the Company determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The Company uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

i) Transactions and balances

Transactions in foreign currencies are initially recorded by the Company’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Company initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Company determines the transaction date for each payment or receipt of advance consideration.

ii) Group companies

The Company’s and its subsidiaries’ functional currency and reporting currency is the U.S. dollar. The Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reais and Paraguayan guaranies. However, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the consolidated statement of income.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

iii) Exchange rates

For the purposes of these consolidated financial statements, the exchange rates used are as follows:

Exchange rates	2020 closing	2020 average	2019 closing	2019 average	2018 closing	2018 average
Uruguay pesos	42.37	42.01	37.34	35.29	32.39	30.74
Argentina pesos	84.15	70.65	59.89	48.28	37.70	28.13
Paraguay guarani	6,941.65	6,784.26	6,463.95	6,247.28	5,960.94	5,740.50
Brazilian reais	5.20	5.16	4.03	3.94	3.87	3.65

The foreign currency exchange gain/(losses) recognized in the consolidated statements of income for each of the years ended December 31, 2020, 2019 and 2018 were $574 gain, $1,596 loss and $1,355 loss, respectively.

(l) Deferred finance costs

Commitment, arrangement, structuring, legal and agency fees incurred for obtaining new loans or refinancing existing facilities are recorded as deferred loan issuance costs and classified contra to debt, while the fees incurred for the undrawn facilities are classified under non-current assets in the statement of financial position and are reclassified contra to debt on the drawdown dates. All of the above deferred finance costs are considered as directly attributable cost to debt facilities.

Deferred finance costs are deferred and amortized to financial costs over the term of the relevant loan, using the effective interest method. When the relevant loan is terminated or extinguished, the unamortized loan fees are written-off in the consolidated statement of profit or loss.

(m) Dividends

The Company recognizes a liability to pay a dividend when the distribution is authorized and the distribution is no longer at the discretion of the Company. As per the corporate laws of the Marshall Islands, a distribution is authorized when it is approved by the board of directors. A corresponding amount is recognized directly in equity.

(n) Tangible assets

Barges, pushboats and other vessels

The Company’s tangible assets are stated in the statement of financial position at cost less accumulated depreciation and any accumulated impairment loss.

Barges, pushboats and other vessels acquired as part of a business combination are recorded at fair value on the date of acquisition and if acquired as an asset acquisition are recorded at cost (including transaction costs). All other barges, pushboats and other vessels acquired are stated at cost, which consists of the contract price, borrowing cost and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the assets. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of the sale or retirement and any gain or loss is included in the accompanying consolidated statements of income. We also capitalize interest on long-term construction projects.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Expenditures for routine maintenance and repairs are expensed as incurred.

The cost of barges, pushboats and other vessels is split into two components, a “barges, pushboats and other vessels component” and a “drydocking component”. Depreciation for the vessel component is calculated on a straight-line basis, after taking into account the estimated residual values, over the estimated useful life of this major component of the vessels. Residual values are based on management’s estimation about the amount that the Company would currently obtain from disposal of its vessels, after deducting the estimated costs of disposal, if the vessels were already of the age and in the condition expected at the end of their useful life. The residual value for each vessel is calculated by reference to the scrap value. Management estimates the useful life of the Company’s vessels to be between 15 and 45 years from the asset’s original construction or acquisition. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

The scheduled drydocking and special surveys components that are carried out every five years for ocean-going vessels and up to every six to eight years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained under certain conditions. The costs of drydockings and special surveys are amortized over the above mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, pushboats and barges sold are charged against income in the year the vessel, pushboat or barge is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and fuel, labour and services incurred solely during the drydocking or special survey period.

Port terminals and other fixed assets, net

Port terminals acquired as part of a business combination are recorded at fair value on the date of acquisition. All other port terminals and other fixed assets are stated at cost and are depreciated utilizing the straight-line method at rates equivalent to their estimated economic useful lives. Other fixed assets mainly consist of office equipment and cars. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of income.

Useful lives of the assets are:

Dry port terminal	5 to 49 years
Oil storage, plant and port facilities for liquid cargoes	5 to 20 years
Other fixed assets	5 to 10 years

(o) Impairment of non-financial assets

At the end of each financial reporting period, the Company assesses whether there is any indication that its non-financial assets may have suffered an impairment loss. If any indication exists, the Company estimates the asset’s recoverable amount.

The assessment of whether there is an indication that an asset is impaired is made with reference to trading results, predicted trading results, market rates, technical and regulatory changes and market values. If any such indication exists, the recoverable amount of the asset or CGU is estimated in order to determine the extent of any impairment loss.

The first step in this process is the determination of the lowest level at which largely independent cash flows are generated, starting from the individual asset level. A CGU represents the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows generated from other assets or groups of assets. The Company allocates the carrying amount of a right of use asset to CGUs it serves if this can be done in a reasonable and consistent basis, and tests the CGUs for impairment including these right of use assets. In identifying whether cash inflows from an asset or group of assets are largely independent, and therefore determining the level of CGUs, the Company considers many factors including management’s trading strategies, how management makes decisions about continuing or disposing of the assets, nature and terms of contractual arrangements and actual and predicted employment of the vessels.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Based on the above, the Company has determined it has CGUs of varying sizes ranging from individual vessels to groups of pushboats and barges and port terminals.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount is less than the carrying amount of the asset or the CGU, the asset is considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the vessel or the CGU to its recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior periods. Such reversal is recognized in the statement of income.

For the year ended December 31, 2020, no impairment loss was recognized. As of December 31, 2019, an impairment loss of $2,569 was recognized in the Company’s consolidated statements of income, which is further analyzed in Note 10.

(p) Intangible assets

Navios Logistics’ intangible assets consist of customer relationships, trade name and port terminal operating rights.

Intangible assets resulting from acquisitions are accounted for using the purchase method of accounting and are recorded at fair value as estimated based on market information.

The fair value of the trade name was determined based on the estimated amount that a company would have to pay in an arm’s length transaction in order to use that trade name. The trade name was fully amortized as of December 31, 2019. Other intangibles that are being amortized, such as the port terminal operating rights and customer relationships, would be considered impaired if their fair market value could not be recovered from the future discounted cash flows associated with the asset. The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method.

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

No impairment loss was recognized for any of the periods presented. Amortizable intangible assets are amortized under the straight-line method according to the following amortization periods:

Years
Trade name	10
Port terminal operating rights	47
Customer relationships	20

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(q) Assets under construction

Assets under construction represent part of tangible assets and amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of tangible assets. Assets under construction also include pre-delivery expenses. Pre-delivery expenses represent any direct costs to bring the asset to the condition necessary (including possible relocation) for it to be capable of operating in the manner intended by management. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is calculated using the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, excluding borrowings made specifically for the purpose of obtaining a qualifying asset, provided that substantially all the activities necessary to prepare that qualifying asset for its intended use or sale are complete. The amount of borrowing costs that the Company capitalizes during a period does not exceed the amount of borrowing costs incurred during that period. All other borrowing costs are recognized in the statement of income in the period in which they are incurred.

(r) Leases

The Company assesses at contract inception whether a contract is, or contains, a lease (i.e., if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration).

Company as a lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities representing obligations to make lease payments and right-of-use assets representing the right to use the underlying assets. The Company has entered into lease contracts as a lessee for office rent and land lease agreements.

i) Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasured of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, on the same basis as for other tangible assets as described in Note 2(n).

In case of vessel leases, at initial recognition, the cost of the right of use asset for the chartered in vessels includes the estimated cost of planned drydockings for replacement of certain components and major repairs and maintenance of other components during the lease term. The corresponding provision is recorded at present value of the expected cash flows of the planned drydockings and major repairs and maintenance of other components mentioned above and is remeasured at each period end. The changes in the carrying amount of the provision resulting from the remeasurement are recognized in correspondence with the relevant right of use asset.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subject to impairment. Refer to the accounting policies on impairment of non-financial assets in Note 2(o).

ii) Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term (i.e., the non-cancellable period of the lease including reasonably certain to exercise extension or termination options). The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Company’s lease liabilities are included in Lease liabilities.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of charter-in barges (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Company as a lessor

The Company charter-out vessels under time charter and bareboat charter arrangements (See Note 2(g)). Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(s) Financial instruments – initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition (See Note 2(l)). Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest over the relevant period. The EIR is the rate that exactly discounts estimated future cash flows through the expected life of the financial instrument, or, where appropriate, a shorter period, to its net carrying amount.

i) Financial assets

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through OCI, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price under IFRS 15.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are “solely payments of principal and interest (“SPPI”)” on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost (debt instruments)

•	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)

•	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

•	Financial assets at fair value through profit or loss

The Company does not have any financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments) or financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments).

Financial assets at amortized cost (debt instruments)

The Company measures financial assets at amortized cost if both of the following conditions are met:

i) The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

ii) The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the EIR method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Company’s financial assets at amortized cost includes trade and other receivables, intercompany receivable loan from parent (related party) and net investment in the lease.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes investments in debt security which the Company had not irrevocably elected to classify at fair value through OCI. See Note 21.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s consolidated statement of financial position) when:

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

•	The rights to receive cash flows from the asset have expired or

•

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment

Further disclosures relating to impairment of financial assets are also provided in the following notes:

•	Disclosures for significant assumptions. See Note 2(y).

•	Trade receivables, including contract assets. See Note 2(g).

The Company recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original EIR. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade and other receivables and bank deposits, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset in default when contractual payments exceed the agreed credit period. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, or payables.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, loans and borrowings.

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified into the category “Financial liabilities at amortized cost (loans and borrowings).

Financial liabilities at amortized cost (loans and borrowings)

Interest-bearing loans and borrowings and trade payables is the category most relevant to the Company. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss.

Derecognition or modification of financial liabilities

A liability is generally derecognized when the contract that gives rise to it is settled, eliminated, sold, cancelled or expired. Where an existing financial liability is exchanged by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as derecognition of the original liability and the recognition of a new liability. Similarly, the Company accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least ten per cent different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between: (i) the carrying amount of the liability before the modification; and (ii) the present value of the cash flows after modification should be recognized in profit or loss as the modification gain or loss within other gains and losses.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

iii) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Fair value measurements

The Company measures financial instruments such as the 2025 Notes at fair value at each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Fair-value related disclosures for financial instruments and non-financial assets that are measured at fair value or where fair values are disclosed, are summarized in the following notes:

•	Disclosures for valuation methods, significant estimates and assumptions –See Note 2(y).

•	Quantitative disclosures of fair value measurement hierarchy – See Note 21.

(t) Inventories

Inventories are stated at the lower of cost or net realizable value and comprise petroleum products and other inventories such as lubricants and stock provisions on board the owned vessels and pushboats. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Cost is calculated using the first in first out method.

(u) Cash and cash equivalents

Cash and short-term deposits in the statement of financial position comprise cash at banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits and meet the definition of cash and cash equivalent.

(v) Provisions

General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation, and are discounted to present value where the effect of discounting is material.

The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Insurance Claims

When the Company expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.

Amounts for insurance claims are recognized when amounts are virtually certain to be received, based on the management’s judgment and estimates of independent adjusters as to the amount of the claims.

Contingent liabilities

A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured at the higher of the amount that would be recognized in accordance with the requirements for provisions above or the amount initially recognized less (when appropriate) cumulative amortization recognized in accordance with the requirements for revenue recognition.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(w) Employee benefits

(a) Severance payments

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

(b) Short-term paid absences

The Company recognizes the expected cost of short-term employee benefits in the form of paid absences in the case of accumulating paid absences, when the employees render service that increases their entitlement to future paid absences.

(x) Earnings per share

Basic earnings per share are computed by dividing profit by the weighted average number of common shares outstanding during the years presented. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net earnings per share. See Note 23.

(y) Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses recognized in the consolidated financial statements. The Company’s management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future. Critical accounting judgments are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions.

Judgments

(a) Impairment of long lived assets

The Company assesses at each reporting date, whether indicators for impairment exist for its non-financial assets (see Note 2(o)). The assessment includes both external and internal factors which include significant changes with an adverse effect in the regulatory or technological environment or evidence is available from internal reporting that indicates that the economic performance of the asset is, or will be worse than expected. If any indication exists, the Company estimates the asset’s or CGU’s recoverable amount. Judgment is involved to some extent in determining whether indicators exist and also the determination of the CGUs at which the respective assets are tested.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(b) Determination of lease term

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The following factors are normally the most relevant:

•	If there are significant penalties to terminate (or not extend), the Company is typically reasonably certain to extend (or not terminate).

•	If any leasehold improvements are expected to have a significant remaining value, the Company is typically reasonably certain to extend (or not terminate).

•	The lease term is reassessed if an option is actually exercised (or not exercised) or the Company becomes obliged to exercise (or not exercise) it.

(c) Provisions

Management uses its judgment as well as the available information from the Company’s legal department, in order to assess the likely outcome of these claims and if it is more likely than not that the Company will lose a claim, then a provision is recognized. Provisions for legal claims, if required, are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period (See Note 22).

Estimates and assumptions

(a) Income taxes

The Company is subject to periodic audits by local tax authorities in various jurisdictions and the assessment process for determining the Company’s current and deferred tax balances is complex and involves high degree of estimation and judgment. There are some transactions and calculations for which the ultimate tax determination is uncertain. Where tax positions are not settled with the tax authorities, Company management takes into account past experience with similar cases as well as the advice of tax and legal experts in order to analyze the specific facts and circumstances, interpret the relevant tax legislation, assess other similar positions taken by the tax authorities to form a view about whether its tax treatments will be accepted by the tax authorities, or whether a provision is needed. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(b) Recoverability of deferred tax assets

Deferred tax assets include certain amounts which relate to carried forward tax losses. In most cases, depending on the jurisdiction in which such tax losses have arisen, such tax losses are available for set off for a limited period of time since they are incurred. The Company makes assumptions on whether these deferred tax assets will be recoverable using the estimated future taxable income based on the approved business plans and budgets for each relevant entity.

(c) Value in use

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

recoverable amount of a CGU is determined for impairment tests purposes based on value-in-use calculations which require the use of assumptions. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The calculations use cash flow projections based on financial budgets approved by management. Cash flows beyond the period over which projections are available are extrapolated using estimated growth rates and historical average rates. These growth rates are consistent with forecasts included in countries or industry reports specific to the countries and segments in which each CGU operates. As of December 31, 2020 and 2019, growth rates used were 2.6% and 2.7%. The key assumptions used to determine the recoverable amount for the different CGUs, or assets, including a sensitivity analysis, are disclosed and further explained in Notes 2(d) and 2(o).

(d) Provision for expected credit losses of receivables

The Company uses a provision matrix to calculate ECLs for trade receivables. The provision matrix is based on the Company’s historical credit loss experience calibrated to adjust the historical credit loss experience with forward looking information specific to the debtors and the economic environment. At each year end, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. The assessment of the correlation between historical observed credit losses, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of customers’ actual defaults in the future.

(e) Depreciation of tangible assets

The Company periodically assesses the useful lives of its tangible assets to determine whether the original estimated lives continue to be appropriate. To this respect, the Company may obtain technical studies and use external sources to determine the lives and values of its assets, which can vary depending on a variety of factors such as technological innovation and maintenance programs.

Impact of Standards issued but not yet effective and not early adopted

The Company has not early adopted any of the following standards, interpretations or amendments that have been issued but are not yet effective. In addition, the Company assessed all standards, interpretations and amendments issued but not yet effective, and concluded that they will not have any significant impact on the consolidated financial statements.

•	Amendment to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting.

•	IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (Amendments)

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 with earlier application permitted. The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current or non-current. The amendments affect the presentation of liabilities in the statement of financial position and do not change existing requirements around measurement or timing of recognition of any asset, liability, income or expenses, nor the information that entities disclose about those items. Also, the amendments clarify the classification requirements for debt which may be settled by the company issuing its own equity instruments.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

•	IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets as well as Annual Improvements (Amendments)

The amendments are effective for annual periods beginning on or after January 1, 2022 with earlier application permitted. The IASB has issued narrow-scope amendments to the IFRS Standards as follows:

➣ IFRS 3 Business Combinations (Amendments) update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

➣ IAS 16 Property, Plant and Equipment (Amendments) prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss.

➣ IAS 37 Provisions, Contingent Liabilities and Contingent Assets (Amendments) specify which costs a company includes in determining the cost of fulfilling a contract for the purpose of assessing whether a contract is onerous.

➣ Annual Improvements make minor amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IAS 41 Agriculture and the Illustrative Examples accompanying IFRS 16 Leases.

Impact of standards issued and adopted

The Company has adopted the following standards, interpretations and amendments as of January 1, 2020. The adoption of these standards, interpretations and amendments did not have a significant impact on the consolidated financial statements.

•	Conceptual framework in IFRS standards

The IASB issued the revised Conceptual Framework for Financial Reporting on March 29, 2018. The Conceptual Framework sets out a comprehensive set of concepts for financial reporting, standard setting, guidance for preparers in developing consistent accounting policies and assistance to others in their efforts to understand and interpret the standards. The IASB also issued a separate accompanying document, Amendments to References to the Conceptual Framework in IFRS Standards, which sets out the amendments to affected standards in order to update references to the revised Conceptual Framework. Its objective is to support transition to the revised Conceptual Framework for companies that develop accounting policies using the Conceptual Framework when no IFRS Standard applies to a particular transaction. For preparers who develop accounting policies based on the Conceptual Framework, it was effective for annual periods beginning on or after January 1, 2020.

•	IFRS 3: Business Combinations (Amendments)

The IASB issued amendments in Definition of a Business (Amendments to IFRS 3) aimed at resolving the difficulties that arise when an entity determines whether it has acquired a business or a group of assets. The Amendments have been effective for business combinations for which the acquisition date is in the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period, with earlier application permitted.

•	IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of “material” (Amendments)

The amendments have been effective for annual periods beginning on or after January 1, 2020 with earlier application permitted. The amendments clarify the definition of material and how it should be applied. The new definition states that, “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” In addition, the explanations accompanying the definition have been improved. The amendments also ensure that the definition of material is consistent across all IFRS Standards.

•	Interest Rate Benchmark Reform - IFRS 9, IAS 39 and IFRS 7 (Amendments)

The amendments have been effective for annual periods beginning on or after January 1, 2020 and applied retrospectively. Earlier application was permitted. In September 2019, the IASB issued amendments tolet IFRS 9, IAS 39 and IFRS 7, which concludes phase one of its work to respond to the effects of Interbank Offered Rates (IBOR) reform on financial reporting. Phase two will focus on issues that could affect financial reporting when an existing interest rate benchmark is replaced with a risk-free interest rate (an “RFR”). The amendments published deal with issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative interest rate and address the implications for specific

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

hedge accounting requirements in IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement, which require forward-looking analysis. The amendments provided temporary relief, applicable to all hedging relationships that are directly affected by the interest rate benchmark reform, which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate. There are also amendments to IFRS 7 Financial Instruments: Disclosures regarding additional disclosures around uncertainty arising from the interest rate benchmark reform.

•	IFRS 16 Leases-Covid 19 Related Rent Concessions (Amendment)

The amendment applied, retrospectively, to annual reporting periods beginning on or after June 1, 2020. Earlier application was permitted, including in financial statements not yet authorized for issue at May 28, 2020. IASB amended the standard to provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. The amendment provided a practical expedient for the lessee to account for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change under IFRS 16, if the change was not a lease modification, only if all of the following conditions are met:

➣ The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change.

➣ Any reduction in lease payments affects only payments originally due on or before June 30, 2021.

➣ There is no substantive change to other terms and conditions of the lease.

NOTE 3: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company of which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use profit to evaluate operating performance of each segment. The guidance also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Navios Logistics has three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

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

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Cabotage Business segment

Navios Logistics owns and operates ocean-going vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of six ocean-going product tanker vessels, a river and estuary tanker vessel and a bunker vessel. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Inter-segment transactions, if any, are accounted for at current market prices.

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31, 2020
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	102,683	45,254	67,086	215,023
Cost of sales	(42,009)	(32,214)	(69,499)	(143,722)

Gross profit/(loss)	60,674	13,040	(2,413)	71,301

Administrative expenses	(3,144)	(2,069)	(8,309)	(13,522)
Other operating income	4,329	(3)	795	5,121
Other operating expenses	(3)	(1,969)	(3,030)	(5,002)
Allowance for expected credit losses on financial	(103)	(164)	(274)	(541)

Operating profit/(loss)	61,753	8,835	(13,231)	57,357

Finance income	3,298	1,807	3,542	8,647
Finance costs	(19,976)	(8,049)	(20,903)	(48,928)
Foreign exchange differences, net	(343)	344	573	574
Loss on debt extinguishment	(1,586)	(869)	(1,702)	(4,157)

Profit/(loss) before tax	43,146	2,068	(31,721)	13,493

Income tax (expense)/income	—	(2,050)	226	(1,824)

Profit/(loss) for the year	43,146	18	(31,495)	11,669

	Year Ended December 31, 2019
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	102,103	46,551	78,555	227,209
Cost of sales	(34,458)	(35,150)	(67,516)	(137,124)

Gross profit	67,645	11,401	11,039	90,085

Administrative expenses	(5,734)	(2,463)	(9,555)	(17,752)
Other operating income	1,081	—	1,481	2,562
Other operating expenses	—	(2,527)	(4,156)	(6,683)
Allowances for expected credit losses on financial	(198)	—	(143)	(341)

Operating profit/(loss)	62,794	6,411	(1,334)	67,871

Finance income	1,934	441	2,204	4,579
Finance costs	(17,835)	(5,158)	(18,192)	(41,185)
Foreign exchange differences, net	(387)	(911)	(298)	(1,596)
Other income	458	104	522	1,084

Profit/(loss) before tax	46,964	887	(17,098)	30,753

Income tax (expense)/income	—	(1,263)	664	(599)

Profit/(loss) for the year	46,964	(376)	(16,434)	30,154

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Year Ended December 31, 2018
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	99,321	41,813	65,156	206,290
Cost of sales	(53,906)	(32,207)	(61,496)	(147,609)

Gross profit	45,415	9,606	3,660	58,681

Administrative expenses	(3,877)	(2,496)	(9,403)	(15,776)
Other operating income	9,269	704	2,067	12,040
Other operating expenses	—	(2,009)	(4,412)	(6,421)
Allowances for expected credit losses on financial	—	—	(76)	(76)

Operating profit/(loss)	50,807	5,805	(8,164)	48,448

Finance income	64	—	453	517
Finance costs	(16,860)	(4,928)	(18,549)	(40,337)
Foreign exchange differences, net	(377)	(583)	(395)	(1,355)

Profit/(loss) before tax	33,634	294	(26,655)	7,273

Income tax (expense)/income	—	(910)	2,047	1,137

Profit/(loss) for the year	33,634	(616)	(24,608)	8,410

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not practicable to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels, including constructions in progress, amounted to $335,729 and $338,501 at December 31, 2020 and 2019, respectively.

All the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment amounted to $203,282 and $207,001 as of December 31, 2020 and 2019, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $12,421 and $14,196 as of December 31, 2020 and 2019, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $39,317 and $40,315, respectively.

Goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively, for all periods presented.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 4: REVENUE

4.1 Disaggregated revenue information

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
COA/Voyage revenues	$53,649	$49,488	$35,623
Time chartering revenues non-lease component	24,765	31,867	30,208
Dry port terminal revenues	73,112	80,180	58,552
Storage fees (dry port) revenues	3,364	3,452	882
Dockage revenues	3,948	4,310	3,136
Sale of products revenues-liquid port terminal	17,272	9,384	32,508
Liquid port terminal revenues	4,606	4,032	3,739
Other dry port terminal revenue	381	745	504
Turnover tax-non lease component	(375)	(441)	(558)

Revenue from contracts with customers	$180,722	$183,017	$164,594
Time chartering revenues lease component	$34,827	$44,813	$42,481
Turnover tax-lease component	(526)	(621)	(785)

Total revenue	$215,023	$227,209	$206,290

Set out below, is the reconciliation of the revenue from contracts with customers with the amounts disclosed in the segment information (Note 3):

	For the year ended December 31, 2020
	Port Terminal Business	Cabotage Business	Barge Business	Total
COA/Voyage revenues	—	$2,721	$50,928	$53,649
Time chartering revenues non-lease component	—	18,021	6,744	24,765
Dry port terminal revenues	73,112	—	—	73,112
Storage fees (dry port) revenues	3,364	—	—	3,364
Dockage revenues	3,948	—	—	3,948
Sale of products revenues-liquid port terminal	17,272	—	—	17,272
Liquid port terminal revenues	4,606	—	—	4,606
Other dry port terminal revenue	381	—	—	381
Turnover tax-non lease component	—	(345)	(30)	(375)

Revenue from contracts with customers	$102,683	$20,397	$57,642	$180,722
Time chartering revenues lease component	—	25,342	9,485	$34,827
Turnover tax-lease component	—	(485)	(41)	(526)

Total revenue	$102,683	$45,254	$67,086	$215,023

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	For the year ended December 31, 2019
	Port Terminal Business	Cabotage Business	Barge Business	Total
COA/Voyage revenues	—	$1,924	$47,564	$49,488
Time chartering revenues non-lease component	—	18,944	12,923	31,867
Dry port terminal revenues	80,180	—	—	80,180
Storage fees (dry port) revenues	3,452	—	—	3,452
Dockage revenues	4,310	—	—	4,310
Sale of products revenues-liquid port terminal	9,384	—	—	9,384
Liquid port terminal revenues	4,032	—	—	4,032
Other dry port terminal revenue	745	—	—	745
Turnover tax-non lease component	—	(398)	(43)	(441)

Revenue from contracts with customers	$102,103	$20,470	$60,444	$183,017
Time chartering revenues lease component	—	26,641	18,172	$44,813
Turnover tax-lease component	—	(560)	(61)	(621)

Total revenue	$102,103	$46,551	$78,555	$227,209

	For the year ended December 31, 2018
	Port Terminal Business	Cabotage Business	Barge Business	Total
COA/Voyage revenues	—	$1,518	$34,105	$35,623
Time chartering revenues non-lease component	—	17,282	12,926	30,208
Dry port terminal revenues	58,552	—	—	58,552
Storage fees (dry port) revenues	882	—	—	882
Dockage revenues	3,136	—	—	3,136
Sale of products revenues-liquid port terminal	32,508	—	—	32,508
Liquid port terminal revenues	3,739	—	—	3,739
Other dry port terminal revenue	504	—	—	504
Turnover tax-non lease component	—	(535)	(23)	(558)

Revenue from contracts with customers	$99,321	$18,265	$47,008	$164,594
Time chartering revenues lease component	—	24,301	18,180	42,481
Turnover tax-lease component	—	(753)	(32)	(785)

Total revenue	$99,321	$41,813	$65,156	$206,290

4.2 Contract balances

	December 31, 2020	December 31, 2019
Trade receivable from contract with customers (Note 13)	34,190	30,703
Contract assets	906	67
Contract liabilities (Note 2(g))	2,011	2,762

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

4.3 Performance obligations

Trade receivables from contracts with customers represent net amounts receivable from customers in respect of voyage charters, port terminals and in respect of time charters for the non-lease (service component) of the receivable.

Contract assets represent amounts from contracts with customers that reflect services transferred to customers before payment or consideration is due. Specifically, contract assets represent the freight, demurrage, deviation and other amounts receivable from charterers for the completed voyage performance as at the period end. The balances of contract assets vary and depend on ongoing voyage charters at period end.

Contract liabilities represent the performance due to a customer for the remaining voyage as at the period end. This may happen in the case where the customer has made an advance payment before the completion of the voyage as of the period end date. The balances of contract liabilities vary and depend on advance payments received at period end.

As of December 31, 2020, the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period were as follows:

Amount
2021	$77,238
2022	68,451
2023	64,034
2024	60,400
2025	60,400
2026 and thereafter	583,643

Total	$914,166

NOTE 5: COST OF SALES

Cost of sales for the years ended December 31, 2020, 2019 and 2018 were as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Time charter, voyage and port terminal expenses	46,312	42,536	31,393
Direct vessel expenses	48,748	48,725	48,962
Cost of products sold-liquid port terminal	16,129	9,077	31,289
Depreciation and amortization	32,533	34,217	35,965
Impairment losses	—	2,569	—

Total cots of sales	143,722	137,124	147,609

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

A) Time charter, voyage and port terminal expenses

Time charter, voyage and port terminal expenses for the years ended December 31, 2020, 2019 and 2018 were as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Fuel	$13,488	$14,103	$11,150
Time charter	6,587	3,865	114
Ports payroll and related costs	8,036	8,880	8,302
Ports repairs and maintenance	1,862	2,011	1,059
Ports rent	992	1,214	503
Ports insurances	2,943	1,708	1,534
Docking expenses	2,712	2,423	2,436
Maritime and regulatory fees	1,301	802	615
Towing expenses	4,193	3,526	2,177
Other expenses	4,198	4,004	3,503

Total	$46,312	$42,536	$31,393

B) Direct vessel expenses

Direct vessel expenses for the years ended December 31, 2020, 2019 and 2018 were as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Payroll and related costs	$27,698	$27,837	$30,138
Insurances	3,982	3,931	3,831
Repairs and maintenance	6,568	6,100	6,638
Lubricants	794	686	631
Victualing	1,317	1,223	1,242
Travel expenses	2,028	2,557	2,013
Stores	2,486	2,167	1,825
Other expenses	3,875	4,224	2,644

Total	$48,748	$48,725	$48,962

C) Depreciation and amortization

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Depreciation of tangible assets	$29,611	$31,296	$33,092
Depreciation of RoU asset	$149	$148	$149
Amortization of intangible assets	$2,773	$2,773	$2,724

Total	$32,533	$34,217	$35,965

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 6: ADMINISTRATIVE EXPENSES

General and administrative expenses for the years ended December 31, 2020, 2019 and 2018 were as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Payroll and related costs	5,231	8,180	5,423
Professional fees	3,733	4,125	4,677
Other expenses	3,217	4,325	4,211
Depreciation of RoU asset	630	644	654
Depreciation of tangible assets	711	478	811

Total	13,522	17,752	15,776

As of December 31, 2020, the Company employed 396 land-based employees: 28 employees in the Asuncion, Paraguay office, 49 employees at the port facility in San Antonio, Paraguay, 99 employees in the Buenos Aires, Argentina office, six employees in the Montevideo, Uruguay office, 203 employees at the dry port facilities in Uruguay, and 11 employees in the Corumba, Brazil office and 565 seafarers as crew on our vessels.

NOTE 7: FINANCE INCOME & COSTS

Finance income for the years ended December 31, 2020, 2019 and 2018 were as follows:

	For the year ended December 31,
	2020	2019	2018
Finance income from short term deposits	209	748	517
Finance income from loan to parent (Note 20)	8,277	3,520	—
Other finance income	161	311	—

Total finance income	8,647	4,579	517

Finance costs for the years ended December 31, 2020, 2019 and 2018 were as follows:

	For the year ended December 31,
	2020	2019	2018
Interest on debts and borrowings	45,516	37,979	37,307
Deferred finance cost	2,806	2,552	2,362
Interest on lease liabilities	606	654	668

Total finance cost	48,928	41,185	40,337

Foreign exchange differences, net for the year ended December, 31 2020, comprise a $109 loss and a $683 gain, arising from the different currencies in each country the Company operates. Foreign exchange differences, net for the year ended December, 31 2019, comprise a $1,857 loss and a $261 gain. Foreign exchange differences for the year ended 2018 comprise a $1,355 losses.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 8: INCOME TAX / DEFERRED TAX

As indicated in Note 1, the Company is a Marshall Islands corporation. However, the Company is subject to tax in Argentina, Paraguay and Brazil, and with respect to its cabotage operations in Uruguay, jurisdictions where certain of its subsidiaries operate. The Company’s operations in Panama and the port and international barge transportation services in Uruguay are not taxed. The corporate income tax rate in Argentina, Paraguay, Brazil, and Uruguay is 30%, 10%, 34%, and 25%, respectively for the year ended December 31, 2020. As a result of the tax reforms approved by the Argentinean Parliament in December 2017 and December 2019, the Company’s corporate income tax rate was 30% for the years ended December 31, 2020, 2019 and 2018.

The components of income before income taxes in consolidated statements of income for the years ended December 31, 2020, 2019 and 2018 are as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Argentina	$129	$(503)	$(5,058)
Paraguay	(9,619)	1,786	2,357
Uruguay	50,271	56,572	36,951
Panama	(27,745)	(23,600)	(20,377)
Marshall Islands	478	(3,597)	(6,984)
Brazil	(21)	95	384

Total income before income taxes and noncontrolling interest	$13,493	$30,753	$7,273

Income tax (expense)/ benefit is comprised of:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Current	(1,282)	(98)	842
Deferred	(360)	(864)	542

Total Argentina	($1,642)	($962)	$1,384
Current	(45)	—	—
Deferred	7	(77)	4

Total Brasil	($38)	($77)	$4
Current	(54)	(102)	(58)
Deferred	(90)	(100)	(193)

Total Paraguay	($144)	($202)	($251)
Current	—	—	—
Deferred	—	642	—

Total Uruguay	—	$642	—

Total income tax (expense)/ benefit	($1,824)	($599)	$1,137

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The net loss subject to income taxes corresponds to the operations in Argentina, Brazil, Paraguay, and the cabotage operations in Uruguay:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Benefit before income taxes and noncontrolling interest	$13,493	$30,753	$7,273
Panama, Marshall Islands, Uruguay Port/Barge (not taxed)	($23,004)	($31,945)	($9,590)

Net loss subject to income taxes	($9,511)	($1,192)	($2,317)

Reconciliation of taxes calculated based on statutory tax rates to income tax (expense)/benefit:

	December 31, 2020	December 31, 2019	December 31, 2018
Income tax calculated at the tax rates applicable to profits in the respective countries (expense)/benefit	$930	$582	$1,150

Tax effect of amounts which are not (deductible)/taxable in calculating taxable income
Allocation of parent company expenses, not deductible for local income tax	($845)	($409)	($215)
Foreign exchange losses/gains in $, not (deductible)/taxable for local income tax	$129	($443)	$20
Impact of changes in local income tax rate on future years deferred tax, not taxable for local income tax	—	($208)	—
Other local GAAP and local tax return adjustments	($2,038)	($121)	$182

Total income tax (expense)/ benefit	($1,824)	($599)	$1,137

The components of deferred income taxes included on the balance sheets were as follows:

	December 31, 2020	December 31, 2019
Deferred income tax assets:
Future deductible differences	$691	$785
Tax loss carry-forward	—	—

Total deferred income tax assets	$691	$785

Deferred income tax liability:
Intangible assets	(3,299)	(3,745)
Property, plant and equipment, net	(3,154)	(3,225)
Tax inflation adjustment in Argentina	(1,796)	(348)
Other	(334)	(957)

Total deferred income tax liability	(8,583)	(8,275)

Net deferred income tax liability	($7,892)	($7,490)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The evolution of the deferred income tax assets and liabilities included on the balance sheets was as follows:

Deferred income tax assets	Future deductible differences	Tax loss carry-forward	Total Deferred Income Tax Assets
At January 1, 2018	1,329	260	1,589

Variance of nondeductible unpaid intercompany balances	(164)	—	(164)
Net increase of tax loss carry-forward	—	127	127
Other	(234)	—	(234)

At December 31, 2018	931	387	1,318

Variance of nondeductible unpaid intercompany balances	(425)	—	(425)
Nondeductible impact of vessel impairment	642	—	642
Net utilization of tax loss carry-forward	—	(490)	(490)
Changes in income tax rate	—	103	103
Other	(363)	—	(363)

At December 31, 2019	785	—	785

Variance of nondeductible unpaid intercompany balances	488	—	488
Other	(582)	—	(582)

At December 31, 2020	691	—	691

Deferred income tax liabilities	Intangible Assets	Property, Plant, and Equipment	Other deferred tax liabilities	Total Deferred Income Tax Liabilities
At January 1, 2018	(4,548)	(3,347)	(1,213)	(9,108)

Depreciations and Amortizations	535	83	—	618
Other	—	—	3	3

At December 31, 2018	(4,013)	(3,264)	(1,210)	(8,487)

Depreciations and Amortizations	534	84	—	618
Changes in income tax rate	(266)	(45)	—	(311)
Other	—	—	(95)	(95)

At December 31, 2019	(3,745)	(3,225)	(1,305)	(8,275)

Depreciations and Amortizations	446	71	—	517
Tax inflation adjustment in Argentina	—	—	(1,448)	(1,448)
Other	—	—	623	623

At December 31, 2020	(3,299)	(3,154)	(2,130)	(8,583)

The effective income tax rate for the years ended December 31, 2020, 2019 and 2018 was 13.5%, 1.9% and (15.6%), respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 9: OTHER OPERATING INCOME & EXPENSE

Other operating income for the years ended December 31, 2020, 2019 and 2018 were as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Gain from insurance claims (1)	4,852	2,536	9,244
Gain from provisions	—	26	2,063
Gain on sale of assets	—	—	28
Other income	269	—	705

Total	5,121	2,562	12,040

(1)

For the year ended December 31, 2020, includes $4,102 related to settlement regarding a storage and transshipment contract in the grain port terminal (Note 24). For the year ended December 31, 2018, includes $9,197 related to insurance claim at the iron ore port terminal in Nueva Palmira, Uruguay.

Other operating expense for the years ended December 31, 2020, 2019 and 2018 were as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Taxes other than income taxes	4,863	6,683	6,421
Provisions	139	—	—

Total	5,002	6,683	6,421

NOTE 10: TANGIBLE ASSETS AND ASSETS UNDER CONSTRUCTION

Tangible assets

Tangible assets consist of the following:

Tanker vessels, barges and pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2018	467,405	(159,178)	308,227

Additions	3,581	(18,642)	(15,061)
Transfers from oil storage plant and port facilities for liquid cargoes	629	—	629
Transfers from deposits for vessels, port terminal and other fixed assets, net	49,421	—	49,421

Balance December 31, 2018	521,036	(177,820)	343,216

Additions	2,403	(18,985)	(16,582)
Impairment loss	—	(2,569)	(2,569)
Write-down	(2,064)	866	(1,198)

Balance December 31, 2019	521,375	(198,508)	322,867

Additions	1,931	(18,475)	(16,544)
Write-down	(308)	—	(308)

Balance December 31, 2020	522,998	(216,983)	306,015

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Deferred dry dock and special survey costs	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2018	44,097	(27,685)	16,412

Additions	1,950	(7,204)	(5,254)

Balance December 31, 2018	46,047	(34,889)	11,158

Additions	5,138	(5,166)	(28)

Balance December 31, 2019	51,185	(40,055)	11,130

Additions	4,296	(3,959)	337

Balance December 31, 2020	55,481	(44,014)	11,467

Dry port terminals	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2018	221,823	(20,648)	201,175

Additions	2,529	(6,807)	(4,278)
Disposals	(156)	137	(19)
Transfers to other long term-assets	(26)	—	(26)

Balance December 31, 2018	224,170	(27,318)	196,852

Additions	602	(6,866)	(6,264)

Balance December 31, 2019	224,772	(34,184)	190,588

Additions	870	(6,915)	(6,045)
Write-down	(88)	76	(12)

Balance December 31, 2020	225,554	(41,023)	184,531

Oil storage plant and port facilities for liquid cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2018	29,819	(11,979)	17,840

Additions	—	(478)	(478)
Transfers to tanker vessels, barges and pushboats	(629)	—	(629)

Balance December 31, 2018	29,190	(12,457)	16,733

Additions	—	(320)	(320)

Balance December 31, 2019	29,190	(12,777)	16,413

Additions	—	(301)	(301)

Balance December 31, 2020	29,190	(13,078)	16,112

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2018	5,722	(3,751)	1,971

Additions	1,708	(772)	936
Write-off	(34)	—	(34)

Balance December 31, 2018	7,396	(4,523)	2,873

Additions	434	(437)	(3)

Balance December 31, 2019	7,830	(4,960)	2,870

Additions	488	(672)	(184)

Balance December 31, 2020	8,318	(5,632)	2,686

Total	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2018	768,866	(223,241)	545,625

Additions	9,768	(33,903)	(24,135)
Disposals	(156)	137	(19)
Transfers from deposits for vessels, port terminals and other fixed assets	49,421	—	49,421
Transfers to other long term-assets	(26)	—	(26)
Write-off	(34)	—	(34)

Balance December 31, 2018	827,839	(257,007)	570,832

Additions	8,577	(31,774)	(23,197)
Write-down	(2,064)	866	(1,198)
Impairment loss	—	(2,569)	(2,569)

Balance December 31, 2019	834,352	(290,484)	543,868

Additions	7,585	(30,322)	(22,737)
Write-down	(396)	76	(320)

Balance December 31, 2020	841,541	(320,730)	520,811

Certain assets of the Company have been pledged as collateral for loan facilities. As of December 31, 2020, 2019 and 2018, the net book value of such assets was $101,145, $88,573, $121,841, respectively.

As of December 31, 2020, no impairment loss was recognized. As of December 31, 2019, after considering the changes in the way the tanker vessel Malva H is expected to be used in the near future, the Company performed an impairment assessment in accordance with its accounting policy (Note 2). The estimated recoverable amount (value in use) was lower than the respective carrying amount of such vessel and, consequently, an aggregate impairment loss of $2,569 was recognized in its consolidated statements of income for the year ended December 31, 2019, as illustrated below:

	As of and for the year ended December 31, 2019
Vessel	Initial carrying amount	Impairment loss	Net book value (recoverable amount)
Malva H	12,187	(2,569)	9,618

Since 2018, Navios Logistics acquired approximately 6.6 hectares of undeveloped land located in the Port Murtinho region of Brazil, and is in the process of acquiring 2.3 additional hectares. Navios Logistics plans to develop this land for its port operations, for a total cost of $1,456.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Assets under construction

On November 21, 2019, Navios Logistics entered into a shipbuilding contract, for the construction of six liquid barges for a total consideration of $17,760. Pursuant to this agreement, the Company has secured the availability of credit for up to 75% of the purchase price, and up to a five year repayment period starting from the delivery of each vessel. Five barges were delivered in the fourth quarter of 2020 and the remaining barge was delivered in the first quarter of 2021. As of December 31, 2020, the total amount included in “Assets under construction” was $16,696 for the construction of these barges. Capitalized interest included in deposits for vessels, port terminals and other fixed assets for the construction of these barges amounted to $611 as of December 31, 2020.

As of December 31, 2020, Navios Logistics had paid $631 for capitalized expenses for the development of its port operations in Port Murtinho region, Brazil.

As of December 31, 2020, Navios Logistics had paid $1,285 for the construction of two new tanks in its liquid port terminal.

As of December 31, 2020, Navios Logistics had paid $1,551 for the acquisition of three pushboats and 18 liquid barges.

As of December 31, 2020, Navios Logistics had paid $723 for the construction of a crane in its grain port terminal.

NOTE 11: INTANGIBLES

Intangible assets other than goodwill

Intangible assets as of December 31, 2020 and 2019 consist of the following:

December 31, 2020	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2020
Port terminal operating rights	53,152	(13,835)	39,317
Customer relationships	36,120	(23,699)	12,421

Total intangible assets	$89,272	$(37,534)	$51,738

December 31, 2019	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2019
Port terminal operating rights	53,152	(12,837)	40,315
Customer relationships	36,120	(21,924)	14,196

Total intangible assets	$89,272	$(34,761)	$54,511

For all the years presented, no additions of intangible assets occurred.

Amortization expense for each of the years ended December 31, 2020, 2019 and 2018, amounted to $2,773, $2,773 and $2,724, respectively.

The aggregate amortization of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Port terminal operating rights	995	995	995	995	995	34,342	39,317
Customer relationships	1,775	1,775	1,775	1,775	1,775	3,546	12,421

Total	$2,770	$2,770	$2,770	$2,770	$2,770	$37,888	$51,738

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Goodwill

Goodwill resulted from acquisitions of businesses amounted to $104,096 in all periods presented. As of December 31, 2020, the Company performed impairment tests on goodwill and concluded that no impairment should be recognized. The recoverable amount of $1,017,240 is determined based on discounted future cash flows based on the financial budget approved by management for the year ended December 31, 2020, and management forecasts until 2025. A weighted average cost of capital rate of 9.26% was used to discount the future cash flows.

NOTE 12: OTHER NON-CURRENT ASSETS

Other non-current assets as of December 31, 2020 and 2019, consist of the following:

	December 31, 2020	December 31, 2019
Prepaid expenses (1)	1,547	9,321
Deposits in guarantee to free zone	176	195
Other (2)	3,359	875

Total	5,082	10,391

(1)	As of December 31, 2019, includes $9,307 related to deferred finance cost.
(2)	As of December 31, 2020, includes $2,726 related to settlement regarding a storage and transshipment contract in the grain port terminal (Note 24).

NOTE 13: TRADE RECEIVABLES

Trade receivables consisted of the following:

	December 31, 2020	December 31, 2019
Receivables from other related parties (Note 20)	282	694
Receivables from third party customers	36,792	32,499

	37,074	33,193
Allowance for expected credit losses	(2,884)	(2,490)

Total trade receivables	34,190	30,703

A) Trade receivables from contracts with customers

Trade receivables are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement immediately and therefore are all classified as current. Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain certain significant financing components, at which point they are recognized at fair value. The Company holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the EIR method.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

B) Allowances

Movement in the allowance for expected credit losses of trade receivables:

Amounts
Balance as at January 1, 2018	2,781

Provision for expected credit losses	76

Balance as at December 31, 2018	2,857

Provision for expected credit losses	341
Utilized provision	(708)

Balance as at December 31, 2019	2,490

Provision for expected credit losses	541
Utilized provision	(147)

Balance as at December 31, 2020	2,884

NOTE 14: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	December 31, 2020	December 31, 2019
Cash at banks and on hand	74,776	45,405
Short-term deposits	94	200

Total	74,870	45,605

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

NOTE 15: PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	Year Ended December 31, 2020	Year Ended December 31, 2019
Insurance claims receivable, net	346	109
VAT and other credits	2,604	1,012
Deferred insurance premiums	913	2,117
Advances to providers	1,443	621
Other	1,394	1,659

Total	6,700	5,518

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 16: ISSUED CAPITAL AND RESERVES

Share capital

As of December 31, 2020, 2019 and 2018, the Company has issued 20,000 shares of common stock, with a par value of $1.00.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

Distributions

On February 21, 2020, Navios Logistics declared and paid a dividend in cash in the aggregate amount of $27,500.

On July 10, 2020, Navios Logistics declared and paid a dividend in cash and shares of Navios Holdings common stock in the aggregate amount of $6,381. For the year ended 2019, the management proposed no dividend distribution. Dividends are recorded in the Company’s consolidated financial statements in the period in which they are declared.

NOTE 17: INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings consist of the following:

	December 31, 2020	December 31, 2019	Interest Rate	Maturity
Term Loan B Facility	—	1,000	Three-month LIBOR plus 4.75%	Prepaid in full on July 8, 2020
Notes Payable	5,475	4,841	Six-month LIBOR	November 2, 2024 (1)
Seller’s credit for the construction of six liquid barges	1,901	—	Fixed rate of 8.5%	November 16, 2025 (2)
BBVA loan	—	6,050	Six-month LIBOR plus 3.25%	Prepaid in full on July 8, 2020
New BBVA Facility	14,000	—	Six-month LIBOR plus 3.25%	March 31, 2022
Term Bank loan	1,400	1,400	Three-month LIBOR plus 3.15%	May 18, 2022
Loan for Nazira	46	69	Fixed rate of 6.00%	August 10, 2021

Current portion of interest-bearing loans and borrowings	22,822	13,360

2025 Notes	500,000	—	Fixed rate of 10.75%	July 1, 2025
2022 Notes	—	375,000	Fixed rate of 7.25%	Prepaid in full on July 8, 2020
Term Loan B Facility	—	97,000	Three-month LIBOR plus 4.75%	Prepaid in full on July 8, 2020
Notes Payable	12,367	17,628	Six-month LIBOR	November 2, 2024 (1)
Seller’s credit for the construction of six liquid barges	9,146	—	Fixed rate of 8.5%	November 16, 2025 (2)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	December 31, 2020	December 31, 2019	Interest Rate	Maturity
BBVA loan	—	8,225	Six-month LIBOR plus 3.25%	Prepaid in full on July 8, 2020
New BBVA Facility	8,000	—	Six-month LIBOR plus 3.25%	March 31, 2022
Term Bank loan	7,700	9,100	Three-month LIBOR plus 3.15%	May 18, 2022
Loan for Nazira	—	46	Fixed rate of 6.00%	August 10, 2021

Non-current portion of interest-bearing loans and borrowings	537,213	506,999

Less: deferred finance costs	(19,444)	(5,430)

Total interest-bearing loans and borrowings, net	540,591	514,929

(1)	Includes 32 different drawdown events and maturity dates are scheduled on the 16th and last semi-annual installments after the completion of each Drawdown Event.
(2)	Includes six different drawdown events and maturity dates are scheduled on the 20th and last quarterly installments from the drawdown date of each individual barge based on the barge’s delivery date.

2025 Notes

On July 8, 2020, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $500,000 in aggregate principal amount of senior secured notes due 2025 (“the 2025 Notes”), at a fixed rate of 10.75%. The net proceeds from the offering of the 2025 Notes were used to satisfy and discharge the indenture governing the 2022 Notes, to repay all amounts outstanding under the Term Loan B Facility and to pay certain fees and expenses related to the offering, with the balance to be used for general corporate purposes. The effect of this transaction was the recognition of a loss of $4,157 in the statement of income under “Loss on debt extinguishment,” relating to the accelerated amortization of unamortized deferred finance costs.

On or after August 1, 2022, the Co-Issuers may redeem some or all of the 2025 Notes at the redemption prices set forth in the indenture governing the 2025 Notes. In addition, before August 1, 2022, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2025 Notes at a price equal to 110.750% of the principal amount of the 2025 Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date with an amount equal to the net cash proceeds of one or more equity offerings so long as at least 50% of the originally issued aggregate principal amount of the 2025 Notes remains outstanding. Prior to August 1, 2022, the Co-Issuers may also redeem all or a part of the 2025 Notes at a redemption price equal to the sum of: (a) 100% of the principal amount of the 2025 Notes to be redeemed; plus (b) the applicable “make-whole” premium described in the indenture governing the 2025 Notes, plus (c) accrued and unpaid interest, if any, on the 2025 Notes to be redeemed, to (but excluding) the applicable redemption date, subject to the right of holders of notes on the relevant record date to receive interest due on all the relevant interest payment dates. The Co-Issuers may also redeem all, but not less than all, of the 2025 Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Co-Issuers may be required to offer to purchase 2025 Notes from holders at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The 2025 Notes are senior secured obligations of the Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The 2025 Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Company’s direct and indirect subsidiaries, other than the Co-Issuer and Grimaud Ventures S.A.. The 2025 Notes are secured by (i) first priority ship mortgages on four tanker vessels servicing the Company’s cabotage business (the (1) Elena H, (2) Makenita H, (3) Sara H and (4) He Man H) owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor and (ii) an assignment by way of security of the Vale Port Contract (collectively, the “Collateral”). The 2025 Notes will be effectively senior to all existing and future obligations of the subsidiary guarantors that own Collateral to the extent of the value of the Collateral but effectively junior to any existing and future secured obligations of the Co-Issuers and the subsidiary guarantors that are secured by assets other than the Collateral to the extent of the value of any assets securing such other obligations.

The indenture governing the 2025 Notes contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Notes also contains customary events of default.

As of December 31, 2020, deferred finance costs associated with the 2025 Notes amounted to $19,414. Finance costs associated with the 2025 Notes amounted to $25,979 for the year ended December 31, 2020.

2022 Notes

On April 22, 2014, the Co-Issuers issued $375,000 in aggregate principal amount of senior notes due May 1, 2022 (the “2022 Notes”), at a fixed rate of 7.25%. The 2022 Notes were redeemed in full on July 16, 2020 at 100% of their face amount, plus accrued and unpaid interest to the redemption date with the proceeds of the Co-Issuers’ 2025 Notes. Following this transaction, the Company recognized a loss of $2,661 in its consolidated statement of income under “Loss on debt extinguishment” relating to the accelerated amortization of the unamortized deferred finance costs.

As of December 31, 2019, deferred finance costs associated with the 2022 Notes amounted to $3,323. Finance costs associated with the 2022 Notes amounted to $14,727, $27,188 and $27,188 for the years ended December 31, 2020, 2019 and 2018, respectively.

Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a $100,000 Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bore an interest rate of LIBOR plus 475 basis points and had a four-year term with 1.0% amortization per annum. The Term Loan B Facility was repaid in full on July 8, 2020 at par plus accrued and unpaid interest to the repayment date with the proceeds of the Co-Issuers’ 2025 Notes. Following this transaction, the Company recognized a loss of $1,496 in its consolidated statement of income under “Loss on debt extinguishment” relating to the accelerated amortization of the unamortized deferred finance costs.

As of December 31, 2019, unamortized deferred finance costs associated with the Term Loan B Facility amounted to $2,056. Finance cost associated with the Term Loan B Facility amounted to $3,162, $7,150 and $7,171 for the years ended December 31, 2020, 2019 and 2018, respectively.

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, the Company entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed finance costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). The Company incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, the Company shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of December 31, 2020, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $17,842.

Finance cost associated with the Notes Payable amounted to $1,006, $1,591 and $1,775 for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively.

Other Indebtedness

On December 15, 2016, the Company entered into a $25,000 facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”), for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in twenty quarterly installments, the first payment of which was due on June 19, 2017, and secured by assignments of certain receivables. On July 8, 2020, this loan was repaid in full in connection with drawing the New BBVA Facility.

On February 14, 2020, the Company agreed to the terms of a $25,000 loan facility (the “New BBVA Facility”) with BBVA, which was drawn on July 8, 2020. The New BBVA Facility was used to repay the existing loan facility with BBVA, and for general corporate purposes. The New BBVA Facility bears interest at a rate of LIBOR (180 days) plus 325 basis points, is repayable in quarterly installments with final maturity on March 31, 2022 and is secured by assignments of certain receivables. As at December 31, 2020, the outstanding balance was $22,000.

On May 18, 2017, the Company entered into a $14,000 term loan facility (the “Term Bank Loan”) in order to finance the acquisition of two product tankers. The Term Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7,000 on the last repayment date. As of December 31, 2020, the outstanding amount of the Term Bank Loan was $9,100. As of December 31, 2020 and 2019, unamortized deferred finance costs associated with the Term Bank Loan amounted to $30 and $51, respectively.

On August 17, 2018, the Company entered into a $7,615 (€6,200) credit agreement in order to finance the 50% of the purchase price of a river and estuary tanker. The credit agreement bears interest at a fixed rate of 675 basis points and is repayable in 24 monthly installments with the final repayment in August 17, 2020. On August 26, 2019, the Company prepaid the total outstanding balance of the credit agreement for a river and estuary tanker, which was $3,808 (€3,100).

In December 2020, the Company entered into a $13,475 seller’s credit agreement for the construction of six liquid barges to be made available by way of credit in six equal tranches. Each drawdown is repayable in 20 quarterly installments starting from the delivery of each barge. The seller’s credit for the construction of the six liquid barges bears interest at a fixed rate of 8.5%. As of December 31, 2020, the Company had drawn $11,229 and the outstanding balance was $11,047. Finance cost associated with the seller’s credit agreement for the construction of six liquid barges amounted to $176 for the year ended December 31, 2020.

In connection with the acquisition of Hidronave S.A. on October 29, 2009, the Company assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2020, the outstanding loan balance was $46. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021.

In connection with the loan and other long term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

The Company was in compliance with all applicable covenants as of December 31, 2020.

The annual weighted average interest rates of the Company’s total interest-bearing loans and borrowings were 8.39%, 7.12% and 7.04% for the years ended December 31, 2020, 2019 and 2018, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The interest-bearing loans and borrowings arising from financing activities were as follows:

	2020	2019	2018
At January 1,	514,929	530,187	532,746
Proceeds from 2025 Notes, net of deferred finance costs	479,023	—	—
Proceeds from long term debt, net of deferred finance costs	24,854	—	6,919
Repayment of 2022 Notes	(375,000)	—	—
Repayment of long-term debt and payment of principal	(105,551)	(13,403)	(7,607)
Repayment of notes payable	(4,466)	(4,304)	(4,240)
Accretion of Notes payable / unwinding of discount	(161)	(103)	7
Amortization of deferred finance cost	2,806	2,552	2,362
Loss on debt extinguishment	4,157	—	—

At December 31,	540,591	514,929	530,187

The maturity table below reflects future payments of the long-term interest-bearing loans and borrowings and interest outstanding as of December 31, 2020, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
2021	$79,016
2022	77,598
2023	61,737
2024	59,070
2025	529,359
2026 and thereafter	—

Total	$806,780

NOTE 18: TRADE & OTHER PAYABLES

Trade and other payables as of December 31, 2020 and 2019, consist of the following:

	December 31, 2020	December 31, 2019
Trade payables	15,365	12,855
Accrued expenses	31,975	12,478
Tax payable	7,676	7,887
Other payable	1,060	336
Professional fees payable	880	553
Deferred lease revenue	1,933	2,253

Total	58,889	36,362

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 19: LEASES

Company as a lessee

The Company has lease contracts for land and offices used in its operations. Leases of land generally have an average lease term of 45 years with extension option attached, while office lease agreements generally have lease terms between 0.5 and 2.8 years.

The Company also has certain leases of offices with lease terms of 12 months or less and leases of photo copy machines with low value. The Company applies the “short-term lease” and “lease of low-value assets” recognition exemptions for these leases.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Land	Office buildings	Total right of use assets
Balance as at January 1, 2018	7,227	1,726	8,953

Additions	—	471	471
Depreciation expense	(149)	(654)	(803)

Balance as at December 31, 2018	7,078	1,543	8,621

Additions	—	225	225
Depreciation expense	(149)	(643)	(792)

Balance as at December 31, 2019	6,929	1,125	8,054

Depreciation expense	(149)	(630)	(779)

Balance as at December 31, 2020	6,780	495	7,275

An analysis of the lease liabilities is as follows:

	2020	2019	2018
At January 1,	8,551	8,979	9,148
Additions	—	224	472
Accretion of interest	606	654	668
Payments	(1,301)	(1,306)	(1,309)

At December 31,	7,856	8,551	8,979

Current	911	1,300	1,308
Non-current	6,945	7,251	7,671

The maturity table of the undiscounted cash flows of the lease liabilities is presented below:

	Less than 1 year	Between 1 and 5 years	Over 5 years	Total
Lease Liability	911	2,406	22,446	25,763

The table below presents the Company’s fixed and variable lease payments for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Fixed lease payments	1,301	1,306	1,309
Variable lease payments	982	1,207	751

Total	2,283	2,513	2,060

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The table below presents the components of the Company’s lease expense for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Depreciation expense of right-of-use assets	779	792	803
Finance expense on lease liabilities	606	654	668
Expense relating to short-term leases	6,587	3,865	114

	7,972	5,311	1,585

The Company had total cash outflows for leases of $7,888 in 2020 ($5,171 in 2019 and $1,423 in 2018). The Company also had non-cash additions to right-of-use assets and lease liabilities of nil in 2020 ($225 in 2019 and $471 in 2018).

The Company has certain lease contracts that include extension options. Management exercises judgment in determining whether these extension options are reasonably certain to be exercised, see Note 2(y).

Company as a lessor

The Company through its subsidiaries entered into time charter agreements with aggregate hire receivables (contracted revenues), comprising lease revenue and service revenue. There are no significant variable lease payments in relation to these agreements. At the end of the reporting period, undiscounted lease receipts and the transaction price allocated to the remaining service performance obligations, from the inception date, over the lease term, were as follows:

Amount
2021	$41,943
2022	26,591
2023	18,638
2024	11,058
2025	11,027
2026 and thereafter	—

Total	$109,257

In February 2017, two self-propelled barges of the Company’s fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, to be paid in cash. The sale price will be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option, at no cost, at the end of the lease period.

Future minimum collections of net investment in the lease as of December 31, 2020, are as follows:

Collections Due by Period	December 31, 2020
December 31, 2021	$128
December 31, 2022	40
December 31, 2023	169

Total future minimum net investment in the lease collections	337
Less: amount representing interest	(37)

Present value of future minimum net investment in the lease collections (1)	$300

(1)	Reflected in the balance sheet as net investment in the lease current and non-current.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 20: RELATED PARTY DISCLOSURES

At December 31, 2020 and 2019, the amounts due from affiliate companies were as follows:

	December 31, 2020	December 31, 2019
Navios Holdings (Parent)	75,077	72,315
Navios Shipmanagement Inc. (Other related party)	282	694

Total	75,359	73,009

Amounts due from affiliate companies do not accrue interest and do not have a specific due date for their settlement apart from the Navios Holdings Loan Agreement (as defined below).

The Navios Holdings Loan Agreement: On April 25, 2019, Navios Logistics agreed to lend Navios Holdings up to $50,000 on a secured basis (the “Navios Holdings Loan Agreement”) to be used for general corporate purposes, including the repurchase of Navios Holdings’ 7.375% First Priority Ship Mortgage Notes due 2022 (the “Navios Holdings 2022 Notes”). The secured credit facility is secured by (i) Navios Holdings 2022 Notes purchased with secured credit facility funds and (ii) equity interests in five companies that have entered into certain bareboat contracts. The secured credit facility included an arrangement fee of $500 and bears fixed interest of 12.75% for the first year and 14.75% for the second year. The secured credit facility also includes negative covenants substantially similar to the 2022 Notes and customary events of default. On December 2, 2019, Navios Logistics agreed to increase the secured credit facility by $20,000. Following this amendment, as a result of the redemption of the 2022 Notes and Term Loan B Facility in July 2020 and the issuance of 2025 Notes, (a) the interest rate on the secured credit facility decreased to 10.0%, and (b) the maturity of the secured credit facility was extended to December 2024. As of December 31, 2020, the full amount was drawn under the secured credit facility. The arrangement fee is amortized in income following the interest method over the life of the credit facility, resulting in $167 deferred income at year-end. As of December 31, 2020, an amount of $5,244 was included under “Financial assets at amortized cost (related party)” in statement of financial position related to accrued interest to be collected from Navios Holdings.

During the first and the second quarters of 2019, Navios Logistics purchased $35,500 face value Navios Holdings 2022 Notes from unaffiliated third parties in open market transactions for a total consideration of $17,642 and subsequently sold these securities to Navios Holdings for $18,726, recognizing a gain of $1,084 which is included under “Other income, net” in the statement of income.

General and administrative expenses: On August 29, 2019 Navios Logistics entered into an assignment agreement with Navios Corporation (“NC”) and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between Navios Logistics and Navios Holdings on April 12, 2011, first assigned to NC on May 28, 2014 and subsequently amended on April 6, 2016 (extending the duration of the agreement until December 2021), was assigned from NC to NSM. Thereafter NSM will continue to provide certain administrative management services to Navios Logistics. NSM will be reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2020 amounted to $1,144 ($1,144 in 2019 and $1,000 in 2018).

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster), Divijet S.A., Trace Capital and Pit Jet S.A., all owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were $16 for the year ended December 31, 2020 ($15 in 2019 and $34 in 2018) and amounts payable amounted to less than $1 as of December 31, 2020 and $1 as of December 31, 2019.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Shareholders’ agreement

Pursuant to a shareholders’ agreement (the “Shareholders’ Agreement”) entered into in January 2008 in connection with the original combination of the Uruguayan port business and the upriver barge business, Grandall Investments S.A. (“Grandall”) (an entity owned and controlled by Lopez family members, including Claudio Pablo Lopez, our Chief Executive Officer and Vice Chairman) had certain rights as our shareholders, including certain rights of first offer, rights of first refusal, tag along rights, exit options and veto rights. Pursuant to an amendment dated June 17, 2010, the shares of our common stock held by Navios Holdings, upon becoming subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) will be converted into shares of Class B Common Stock, with each share of Class B Common Stock entitling its holder to twenty five votes per share. Navios Holdings has currently waived such conversion provision. If and when the conversion occurs, it will permit Navios Holdings to control our business even if it does not hold a majority economic interest in our company.

Pursuant to an Assignment and Succession agreement dated December 17, 2012, Peers Business Inc., a Panamanian corporation assumed all rights and obligations of Grandall under the Shareholders’ Agreement.

On November 19, 2019, Navios Holdings entered into a shareholder agreement with Peers granting certain protections to minority shareholders in certain events.

Employment agreements - compensation of key management personnel

The Company has executed employment agreements with three key management employees who are noncontrolling shareholders of the Company. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete. The employment agreements initially expired in December 31, 2009, but are being renewed automatically for successive one-year periods until either party gives 90 days written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $280 to $340 per year, annual bonuses and other incentives, provided certain performance targets are achieved. Under the agreements, the Company accrued compensation of its key management employees totaling $900 for the year ended December 31, 2020 ($2,900 in 2019; $900 in 2018).

Pursuant to the assignment agreement with NC and NSM, the latter provides certain administrative management services to Navios Logistics including the compensation of several of our senior management who are not employees of the Company. This compensation is included in the general and administrative fees charged which for the year ended December 31, 2020 amounted to $1,144 ($1,144 in 2019 and $1,000 in 2018).

NOTE 21: FAIR VALUE MEASUREMENT

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Intercompany receivable loan from parent (related party): The carrying amount of the intercompany receivable loan from parent (related party) approximates its fair value, excluding the effect of any deferred finance income.

Interest-bearing loans and borrowings: The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate loans continues to approximate their fair value, excluding the effect of any deferred finance costs. The 2025 Notes, the loan for the acquisition of Hidronave S.A. and the seller’s credit for the construction of six liquid barges are fixed rate borrowings and their fair value was determined based on quoted market prices.

Net investment in the lease: The carrying amount of the net investment in the lease approximates its fair value.

Notes Payable: The Notes Payable are floating rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2020		December 31, 2019
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$74,870	$74,870	$45,605	$45,605
Net investment in the lease	$300	$300	$471	$471
Intercompany receivable loan from parent (related party)	$69,833	$69,833	$68,966	$68,966
2025 Notes	$(480,586)	$(542,380)	$—	$—
2022 Notes	$—	$—	$(371,677)	$(368,306)
Term Loan B Facility	$—	$—	$(95,944)	$(97,510)
Notes payable, including current portion	$(17,842)	$(17,842)	$(22,469)	$(22,469)
Other long-term indebtness, including current portion	$(42,163)	$(42,163)	$(24,839)	$(24,839)

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

Level III: Inputs that are unobservable.

	Fair Value Measurements at December 31, 2020
	Total	Level I	Level II	Level III
Cash and cash equivalents	$74,870	$74,870	$—	$—
Net investment in the lease	$300	$300	$—	$—
Intercompany receivable loan from parent (related party), net	$69,833	$—	$69,833	$—
2025 Notes	$(542,380)	$(542,380)	$—	$—
Notes payable, including current portion(1)	$(17,842)	$—	$(17,842)	$—
Other long-term indebtness, including current portion (1)	$(42,163)	$—	$(42,163)	$—

	Fair Value Measurements at December 31, 2019
	Total	Level I	Level II	Level III
Cash and cash equivalents	$45,605	$45,605	$—	$—
Net investment in the lease	$471	$471	$—	$—
Intercompany receivable loan from parent (related party), net	$68,966	$—	$68,966	$—
2022 Notes	$(368,306)	$(368,306)	$—	$—
Term Loan B Facility	$(97,510)	$—	$(97,510)	$—
Notes payable, including current portion(1)	$(22,469)	$—	$(22,469)	$—
Other long-term indebtness, including current portion (1)	$(24,839)	$—	$(24,839)	$—

1)

The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities as well as taking into account our creditworthiness.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Fair value of collaterals under intercompany receivable loan from parent (related party):

The fair value of the collaterals under intercompany receivable loan from parent (related party) was determined based on quoted market prices for Navios Holding 2020 notes (Level I under fair value hierachy) and third parties valuation reports (Level II under fair value hierachy) resulting in a total amount of $99,854 as of December 31, 2020.

There were no changes in valuation techniques during the year. For the years ended December 31, 2020 and 2019, there were no transfers between levels.

NOTE 22: PROVISIONS

Movement in the provisions is analyzed below:

Amount
Balance as at January 1, 2019	$508
Arising during the year	57
Utilized	(149)

Balance as at December 31, 2019	$416

Balance as at January 1, 2020	$416
Arising during the year	139
Utilized	(104)

Balance as at December 31, 2020	$451

See also Note 2(v).

Provisions included in the Company’s consolidated financial statements for all periods presented are mainly related to labor claims.

NOTE 23: EARNINGS PER SHARE (EPS)

Basic and diluted net earnings per share are computed using the weighted-average number of common shares outstanding. The computations of basic and diluted earnings per share for each of the years ended December 31, 2020, 2019 and 2018, are as follows:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Profit attributable to Navios Logistics’ stockholders	11,669	30,154	8,410

Weighted average number of shares, basic and diluted	20,000	20,000	20,000

Net earnings per share from continuing operations: Basic and diluted	0.58	1.51	0.42

At December 31, 2020, 2019 and 2018, the Company had no dilutive or potentially dilutive securities; accordingly there is no difference between basic and diluted net earnings per share.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 24: COMMITMENTS AND CONTINGENCIES

Legal

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2022.

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by the Company) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $847 and $519, respectively.

In September 2020, the Company agreed to a settlement regarding a storage and transshipment contract in the grain port terminal for a total amount of $4,140, which will be collected in three equal installments of $1,380 on June 1, 2021, 2022 and 2023. For the year ended December 31, 2020, a gain of $4,102 was recognized under the line “Other operating income” of the Company’s consolidated statement of income. Please refer to Notes 9 and 12.

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

Other contigencies

On August 16, 2018, there was a fire incident at the iron ore port terminal in Nueva Palmira, Uruguay for which the Company maintains property and loss of earnings insurance coverage for such types of events (subject to applicable deductibles and other customary limitations). As of September 12, 2019, the full amount has been collected in relation to this claim.

NOTE 25: FINANCIAL MANAGEMENT

The Company’s activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates and port terminal rates, and fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by management. Guidelines are established for overall risk management, as well as specific areas of operations.

a. Capital management

The capital structure of the Company consists of net debt and equity. The Company’s objectives when managing capital are:

•	to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns to its shareholder and benefits for other stakeholders;

•	to enhance the ability of the Company to invest in future projects by sustaining a strong financial position and high borrowings capacity;

•	to provide an adequate return to its shareholder; and

•	to maintain and improve the Company’s credit rating.

The Company reviews its capital structure and the capital structure of its subsidiaries on a quarterly basis. As part of this review, management makes adjustments to it in the light of changes in economic conditions and the risk characteristics relating to the Company’s activities. In order to maintain or adjust its capital structure, the Company may repay existing secured term loans and revolving credit facilities, sell assets to reduce debt or inject additional capital into its subsidiaries. Management believes that such an approach provides for an efficient capital structure and an appropriate level of financial flexibility.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Company monitors its capital structure on the basis of the net debt ratio.

The net debt ratio is calculated as net debt divided by net debt plus total equity (“total capital”). The net adjusted debt ratio is calculated as net debt divided by net debt plus total equity as adjusted for the market value of the fleet (“total adjusted capital”). Net debt is calculated as the total of Interest-bearing loans and borrowings (Note 17), Trade and other payables (Note 18) and lease liabilities (Note 19), less cash and cash equivalents (Note 14). Total equity comprises all components of equity.

Certain of the Company’s debt agreements, at the subsidiary level, contain loan-to-value clauses which could require the Company, at its option, to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below their current valuations. In addition, the financing agreements impose operating restrictions and establish minimum financial covenants, including limitations on the amount of total borrowings and secured debt, and provide for acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. Failure to comply with any of the covenants in the financing agreements could also result in a default under those agreements and under other agreements containing cross-default provisions.

b. Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include loans and borrowings, deposits, debt and equity investments. The sensitivity analyses in the following sections relate to the position as at December 31, 2020 and December 31, 2019.

The Company is exposed to certain risks related to interest rate, foreign currency, fuel price inflation and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.

i. Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates.

Debt instruments: As of December 31, 2020 and December 31, 2019, the Company had a total of $560,035 and $520,359 , respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a fixed rate except for the Notes Payable, the New BBVA Facility and the Term Bank loan that bear interest at a floating rate.

Interest rates on the loan facility of Hidronave S.A., the seller’s credit for the construction of six liquid barges and the 2025 Notes are fixed and, therefore, changes in interest rates affect their fair value which as of December 31, 2020 was $46, $11,047 and $542,380, respectively. Interest rates on the loan facility of Hidronave S.A., the credit agreement for a river and estuary tanker and the 2022 Notes are fixed and, therefore, changes in interest rates affect their fair value which as of December 31, 2019 was $115, nil and $368,306, respectively, and $184, $5,909 and $343,373, respectively as of December 31, 2018, but do not affect the related finance cost.

The interest on the Notes Payable, the New BBVA Facility and the Term Bank loan is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related finance cost.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Sensitivity analysis – exposure to interest rates

For the purposes of market risk analysis, the Company uses scenarios to assess the sensitivity that variations in operations impacted by the Libor rates may generate in their results. The probable scenario represents the amounts of debt recognized at floating rate.

The other scenarios were constructed considering an appreciation of 25% and 50% on market interest rates.

The following are the possible impacts on the results in the event of these scenarios occurring:

	December 31, 2020
	Effect on Income and Equity
	Carrying amount	Possible increase through maturity (Δ 25%)	Remote increase through maturity (Δ 50%)
LIBOR
Interest-bearing loans and borrowings	(48,942)	(71)	(141)

ii. Foreign currency risk

The Company’s operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, U.S. dollar is the functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction.

The Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reais and Paraguayan guaranies; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated.

For the years ended December 31, 2020, December 31, 2019 and December 31, 2018, approximately 47.8%, 53.4%, and 48.6% respectively, of Company’s expenses were incurred in currencies other than U.S dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction.

Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of financial position. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above by 1.00% would change the Company’s profit for the year ended December 31, 2020 by $596.

iii. Inflation and Fuel Price Increases:

The impact of inflation and the resulting pressure on prices in the South American countries in which the Company operates may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for Company’s vessels, barges and pushboats business, the Company has negotiated, and will continue to negotiate, fuel price adjustment clauses; however, in some cases, prices paid for fuel are temporarily not aligned with the adjustments that are obtained under Company’s freight contracts.

c. Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Concentration of Credit Risk

Accounts Receivable & Contract Assets

Concentrations of credit risk with respect to accounts receivables are limited due to our large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk, beyond amounts provided for collection losses, is inherent in our trade receivables.

In each of our businesses, we derive a significant part of our revenues from a small number of customers. We expect that a small number of customers will continue to generate a substantial portion of our revenues for the foreseeable future. For the year ended December 31, 2020, our largest customer, Vale International S.A. (“Vale”), accounted for 31.8% of our revenues, and our five largest customers accounted for approximately 58.7% of our revenues, with no such customer (other than Vale) accounting for greater than 10% of our revenues. For the year ended December 31, 2019, our largest customer, Vale, accounted for 36.4% of our revenues, and our five largest customers accounted for approximately 64.0% of our revenues, with no such customer (other than Vale) accounting for greater than 10% of our revenues. For the year ended December 31, 2018, our three largest customers, Vale, Cammesa S.A. (“Cammesa”) and Axion Energy Paraguay S.A. (“Axion Energy”), accounted for 32.2%, 10.6% and 10.3% of our revenues, respectively, and our five largest customers accounted for approximately 65.3% of our revenues with no such customer (other than Vale, Cammesa or Axion Energy) accounting for greater than 10% of our consolidated revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges as well as port terminals. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of our significant customers, including our large take-or-pay customers or the change of the contractual terms of any one of our most significant take-or-pay contracts or any significant dispute with one of these customers could materially adversely affect our financial condition and our results of operations.

Cash deposits with financial institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Although Company maintains cash deposits in excess of government-provided insurance limits, the Company minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Management is of the opinion that the credit risk on liquid funds is limited as counterparties are institutions with high credit-ratings assigned by credit rating agencies. Management continuously monitors the credit-rating of each of the counterparties and maintains the majority of its liquid funds with the Company’s lenders which are investment grade financial institutions.

The Company did not recognize any expected credit loss on the above as the amount of credit loss is insignificant.

Effects of inflation:

The economic environment and factors in Argentina were determined to be highly inflationary as of December 31, 2020. Nevertheless, the Company does not consider inflation to be a significant risk factor to the cost of doing business in the foreseeable future as the functional currency of the Company’s Argentinian subsidiary is the U.S. dollar. In addition, the day-to-day operations of the Company’s Argentinian subsidiary are dependent on the economic environment of the Company’s U.S. dollar currency.

d. Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset and arises because of the possibility that the Company could be required to pay its liabilities earlier than expected.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the logistics industry, the Company manages liquidity risk by maintaining adequate reserves, banking facilities and reserve revolving credit facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments:

	Less than a year	1-2 years	2-3 years	3-4 years	More than 5 years	Total
Interest-bearing loans and borrowings (excluding items below, Note 17)	79,016	77,598	61,737	59,070	529,359	806,780
Lease liabilities (Note 19)	911	657	637	556	23,002	25,763
Acquisition of the last barge of the six liquid barges (Note 10 and Note 26)	583	550	550	549	548	2,780
Construction of two new tanks	356	—	—	—	—	356
Trade and other payables (Note 18)	58,889	—	—	—	—	58,889

Total	139,755	78,805	62,924	60,175	552,909	894,568

e. The recent global outbreak of novel coronavirus disease (COVID-19)

On March 11, 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus, COVID-19 a global pandemic. The COVID-19 pandemic and governmental responses to the pandemic have dramatically altered the global landscape and, in particular, have had since March 2020, and continue to have, a severe impact on global and economic conditions in the jurisdictions in which the Company operates. The Company’s business could be materially and adversely affected by the outbreak of COVID-19. The coronavirus or other epidemics or pandemics could potentially result in delayed deliveries of our vessels recently purchased, vessels under construction, disrupt our operations and significantly affect global markets, affecting the demand for our services, the operation of our port terminal facilities, global demand for commodities, as well as the price of regional freights and hires, our port tariffs, and otherwise disrupt the operations of our customers and suppliers.

Employee safety is one of our primary concerns, and we endeavor to take all necessary precautions to support safe working conditions, including the implementation of updated health and safety protocols, temperature checks for employees and increased time between shifts. Our ports, barges and cabotage fleets, as well as our offices, have remained operational during the COVID-19 outbreak. To date we have not experienced a material impact on our business, financial conditions or results of operations from COVID-19, however the ultimate impact on our business remains uncertain.

NOTE 26: EVENTS AFTER THE REPORTING PERIOD

On January 25, 2021, the last barge of the six liquid barges was delivered.