Form 20-F
period 2021-12-31
Navios South American Logistics Inc.
filed 2022-04-01
CIK 1506042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

 ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring shell company report

For the transition period from _____________ to ______________

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

There is no public market for the registrant’s common stock. There were 20,000 shares of the registrant’s common stock, par value $1.00 per share, issued and outstanding as of December 31, 2021.

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

Large Accelerated Filer ☐	Accelerated Filer ☐	Non- Accelerated Filer ☐	Emerging Growth Company ☒

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

FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

Certain statements under the captions “Item 3.D Risk Factors”, “Item 4 Information on the Company” and “Item 5 Operating and Financial Review and Prospects” and elsewhere in this report relating to our business and financial outlook (including our statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, and our beliefs and assumptions. Such statements include, in particular, statements about the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in vessel contract rates, changes in demand for the transportation or storage of grain and mineral commodities and petroleum products, the development of our planned Port Murtinho Terminal and Nueva Palmira Free Zone port terminal facilities, our relationships with Navios Holdings and Navios Shipmanagement, the financial condition of each of Navios Holdings, Navios Shipmanagement and their respective affiliates, our ability to enter into innovative financing, changes in our operating expenses, including, drydocking and insurance costs, as well as costs related to changes in governmental rules and regulations or actions taken by regulatory authorities, political, economic and other issues specifically affecting South America, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of river or seaborne transportation due to accidents or political events, outbreaks and effects of highly contagious diseases or viruses, such as the novel coronavirus disease (“COVID-19”) or others, the success of pilot contracts or new business opportunities with our customers and other statements described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

We caution readers of this annual report on Form 20-F not to place undue reliance on these forward-looking statements, which reflect our view only as of the date of this report. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. We are not obliged to update these statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in these forward-looking statements.

These risks and uncertainties include, but are not limited to, such matters as the following risks, uncertainties and other factors:

•	future operating or financial results and future revenues and expenses;
•	our ability to implement our business strategy, including areas of possible expansion;
•	general market conditions and international logistics and commodities transportation and storage trends, including contract rates, vessel values and factors affecting supply and demand;
•	the loss of a customer, our relationships with our customers or the ability or willingness of a customer to perform its obligations under a contract;
•	the impact of extraordinary external events, including (i) the global outbreak of COVID-19, and its collateral consequences, including labor shortages and government restrictions such as factory closures and restrictions on travel, resulting in the extended disruption of economic activity in our markets, and (ii) armed conflicts around the world, such as the Russia/Ukraine war and its collateral consequences including volatility and changes in commodity prices as well as the global economic impact of sanctions imposed by many countries on Russia and Belarus;
•	our ability to timely and efficiently implement any necessary measures in response to, or to mitigate the impacts of, the COVID-19 pandemic or the effects of armed conflicts around the world on our business, financial condition, results of operations or prospects;
•	our financial condition and liquidity, including our ability to service our debt, comply with our financial covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	the ability of our contract counterparties to fulfill their obligations to us;
•	projections and estimates of revenues under agreements with our customers;
•	our ability to expand and maintain relationships with existing customers and obtain new customers;

•	our future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels or port facilities (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);
•	our ability to leverage Navios Holdings’ and Navios Shipmanagement’s relationships and reputation within the shipping industry to our advantage;
•	our anticipated general and administrative expenses;
•	fluctuations in currencies and interests rates;
•	general political, economic and business conditions in Argentina, Brazil, Uruguay, Paraguay and in other countries in which we operate, including developments and the perception of risks in connection with ongoing allegations of corruption and other investigations in Brazil, as well as policies and potential changes to address these matters or otherwise in each jurisdiction in which we operate, including economic and fiscal reforms and in response to the ongoing effects of the COVID-19 pandemic, any of which may negatively affect growth prospects in such jurisdictions;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	general domestic and international political conditions, including unrest, wars, acts of piracy and terrorism;
•	potential liability from pending or future litigation;
•	the possibility that we and/or our non-U.S. subsidiaries could be treated as “passive foreign investment companies” or “controlled foreign corporations” for U.S. federal income tax purposes currently or in the future; and
•	other risks and uncertainties discussed in “Item 3. Key Information — D. Risk Factors” of this annual report.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

For all periods up to and including the year ended December 31, 2019, we previously filed with the Securities and Exchange Commission (“SEC”) our financial statements in accordance with U.S. GAAP. The Company has transitioned its financial reporting from U.S. GAAP to IFRS from the year ended December 31, 2020, onwards, as described in its 6-K furnished to the SEC on April 15, 2021. Accordingly, the Company has prepared consolidated financial statements that comply with IFRS applicable as at December 31, 2019, together with the comparative data for the year ended December 31, 2018 and for the year ended December 31, 2017.

The summary consolidated statement of (loss)/income and cash flows data for the years ended December 31, 2021, 2020 and 2019 and the summary consolidated financial position data as of December 31, 2021 and 2020 are derived from our Audited Consolidated Financial Statements included elsewhere in this report. The summary consolidated statement of income and cash flows data for the year ended December 31, 2018 and 2017, and the summary consolidated financial position data as of December 31, 2019, 2018 and 2017 is derived from our audited consolidated financial statements not included in this report. This information is qualified by reference to, and should be read in conjunction with, “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this report.

Statement of (Loss)/Income Data	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	(Expressed in thousands of U.S. dollars, except per share data)
Revenue	$222,608	$215,023	$227,209	$206,290	$209,668
Cost of sales	(183,283)	(143,722)	(137,124)	(147,609)	(160,408)
Gross profit	39,325	71,301	90,085	58,681	49,260
Administrative expenses	(14,569)	(13,522)	(17,752)	(15,776)	(17,081)
Other operating income	1,465	5,121	2,562	12,040	3,862
Other operating expenses	(4,759)	(5,002)	(6,683)	(6,421)	(6,070)
Allowance for expected credit losses on financial assets	(391)	(541)	(341)	(76)	(569)
Operating profit	21,071	57,357	67,871	48,448	29,402
Finance income	4,627	8,647	4,579	517	238
Finance costs	(65,236)	(48,928)	(41,185)	(40,337)	(29,062)
Foreign exchange differences, net	2,637	574	(1,596)	(1,355)	(726)
Loss on debt extinguishment	—	(4,157)	—	—	—
Loss from mark to market and disposal of financial asset	(24,149)	—	—	—	—
Other income	—	—	1,084	—	—
(Loss)/Profit before tax	$(61,050)	$13,493	$30,753	$7,273	$(148)
Income tax (expense)/income	(5,329)	(1,824)	(599)	1,137	3,382
(Loss)/Profit for the year	$(66,379)	$11,669	$30,154	$8,410	$3,234
Net (loss)/income attributable to Navios Logistics’ stockholders	$(66,379)	$11,669	$30,154	$8,410	$3,234
Net (loss)/earnings per share from continuing operations: Basic and diluted	$(3.32)	$0.58	$1.51	$0.42	$0.16
Weighted average number of shares, basic and diluted	20,000	20,000	20,000	20,000	20,000
Balance Sheet Data (at year end)
Current assets, including cash and cash equivalents	$91,811	$131,921	$92,167	$127,107	$120,372
Total assets	$793,672	$912,523	$887,717	$873,330	$878,761
Current liabilities, including current portion of interest-bearing loans and borrowings	$95,869	$84,611	$52,639	$54,715	$57,902
Total liabilities	$641,564	$618,731	$571,713	$587,480	$601,321
Total equity	$152,108	$293,792	$316,004	$285,850	$277,440

The following table sets forth the selected consolidated historical financial data for our business.

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	(Expressed in thousands of U.S. dollars, except other operating data)
Other Financial Data
Net cash flows from operating activities	$19,940	$60,983	$68,135	$23,749	$44,266
Net cash flows used in investing activities	$(18,719)	$(13,254)	$(80,642)	$(21,595)	$(50,008)
Net cash used in financing activities	$(43,511)	$(18,464)	$(18,360)	$(5,570)	$20,448
Book value per common share	$7.61	$14.69	$15.80	$14.29	$13.96
EBITDA (1)	$35,634	$87,648	$102,698	$84,523	$64,033
Adjusted EBITDA (1)	$79,179	$91,805	$105,267	$84,523	$64,033
Other Operating Data
Grain Port Terminal-tons of cargo moved	2,699,670	2,603,194	3,578,608	1,946,889	3,491,400
Iron Ore PortTerminal-tons of cargo moved	680,771	1,225,725	1,281,514	1,057,518	551,000
Liquid Port Terminal-cubic meters of stored liquid cargos	549,123	396,169	397,033	317,352	251,467
Liquid Port Terminal-cubic meters of sales of products	26,103	30,137	16,002	43,711	53,082
Barge Business-cubic meters of liquid cargos	596,975	365,049	301,037	166,261	377,026
Barge Business-dry cargo tons	1,298,624	1,513,768	1,805,580	1,569,191	1,698,186
Cabotage Business-cubic meters of liquid cargos	1,676,715	1,865,184	1,542,360	1,254,033	1,308,502
Cabotage Business-available days	2,909	2,863	2,784	2,614	2,516
Cabotage Business-operating day	1,835	2,443	2,248	1,842	1,811
Revenues per Segment
Port Terminal Business	$104,545	$102,683	$102,103	$99,321	$86,098
Grain Port Terminal	$30,382	$27,000	$36,170	$24,130	$36,880
Iron Ore Port Terminal	$54,653	$53,805	$52,517	$38,943	$13,805
Liquid Port Terminal	$5,734	$4,606	$4,032	$3,739	$2,841
Sales of products-Liquid Port Terminal	$13,776	$17,272	$9,384	$32,508	$32,572
Barge Business	$83,154	$67,086	$78,555	$65,156	$77,740
Cabotage Business	$34,909	$45,254	$46,551	$41,813	$45,830

 (1)       EBITDA represents (loss)/profit before finance cost, net, depreciation and amortization and income taxes. Adjusted EBITDA represents EBITDA before impairment losses, loss on debt extinguishment and loss from mark to market and disposal of financial asset. EBITDA and Adjusted EBITDA are presented because they are used by certain investors to measure a company’s operating performance. EBITDA and Adjusted EBITDA are “non-IFRS financial measures” and should not be considered substitutes for profit, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with IFRS or as a measure of profitability or liquidity. While EBITDA and Adjusted EBITDA are frequently used as a measure of operating performance, the definitions of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA Reconciliation to (Loss)/Profit Attributable to Navios Logistics’ Stockholders

EBITDA Reconciliation to (Loss)/profit	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	(Expressed in thousands of U.S. dollars)
(Loss)/profit for the year	$(66,379)	$11,669	$30,154	$8,410	$3,234
Finance income	(4,627)	(8,647)	(4,579)	(517)	(238)
Finance cost	65,236	48,928	41,185	40,337	29,062
Depreciation and amortization	36,075	33,874	35,339	37,430	35,357
Income tax expense/(income)	5,329	1,824	599	(1,137)	(3,382)
EBITDA (unaudited)	$35,634	$87,648	$102,698	$84,523	$64,033
Impairment losses	19,396	—	2,569	—	—
Loss on debt extinguishment	—	4,157	—	—	—
Loss from mark to market and disposal of financial asset	24,149	—	—	—	—
Adjusted EBITDA (unaudited)	$79,179	$91,805	$105,267	$84,523	$64,033

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider all of the information included in this report and the risks described below when evaluating our business and prospects. If any of the following risks actually occurs, our business, results of operations, financial condition or cash flows could be materially adversely affected. For a summary of these risks and uncertainties, see “Forward-Looking Statements and Risk Factor Summary.” In evaluating our business, please refer to the other information set forth in this report, including “Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included herein.

Risks Relating to Our Industry and Our Business

•	The international transportation industry is generally cyclical and volatile, and this may lead to volatility in, and reductions of, our vessel contract rates and volatility in our results of operations.
•	Our grain port business has seasonal components linked to the grain harvests in the region. At times throughout the year, the capacity of our grain port terminal (the “Grain Port Terminal”), including the loading and unloading operations, and potential unavailability of space in our silos, which could materially and adversely affect our operations and revenues.
•	We are subject to certain operating risks in our Liquid Port Terminal and the Dry Port Terminals (collectively the “Port Terminals”) that could affect the performance of our contractual commitments, and in our barge and cabotage businesses including vessel breakdowns or accidents that could result in a loss of revenue from the affected vessels, which could result in a loss of revenue and could have a material adverse effect on our results of operations or financial condition.
•	We derive a significant part of our revenues from a small number of customers, and the loss of one or more of these customers could materially and adversely affect our revenues.
•	Vale’s payments represent a significant portion of our revenue and if Vale were unable or unwilling to fulfill their obligations under the in-force agreements with us, it could significantly reduce our revenues and cash flow.
•	When our contracts expire, we may not be able to replace them.

•	Our industry is highly competitive, and we may not be able to compete successfully for services with new companies with greater resources.
•	Our business can be affected by adverse weather conditions, effects of climate change, public health concerns and other factors beyond our control, which can affect production of the goods we transport and store as well as the navigability of the river system on which we operate.

•	Delays, cancellations or non-completion of deliveries of purchased vessels, including second-hand and newbuilding vessels could have an adverse effect on our operating results.
•	We face risks and costs associated with ports and vessels, which risks and costs increase as the operational port equipment and vessels age.
•	Spare parts or other key equipment needed for the operation of our ports and fleet may not be available off the shelf and we may face substantial delays in securing necessary parts or equipment. Failure to obtain necessary spare parts or key equipment in a timely manner could result in a loss of revenue.
•	Our failure to receive required approvals for or timely complete construction and commence full operation or secure satisfactory commercial contracts of our new planned Port Murtinho Terminal and Nueva Palmira Free Zone port terminal facilities could negatively affect our business operations, and we may experience difficulty managing our growth as we expand our business.
•	Rising crew costs, fuel prices and other cost increases may adversely affect our profits.
•	If we fail to fulfill the oil majors’ vetting processes, such failure could materially and adversely affect the employment of our tanker vessels in the spot- and period- markets, and consequently have a negative impact on our results of operations.
•	A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.
•	Our vessels could be subject to seizure through maritime arrest or government requisition.
•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
•	We may employ our fleet on the spot market and thus expose ourselves to risk of losses based on short-term decreases in shipping rates.
•	Because the fair market values of vessels may fluctuate significantly, we may incur losses when we sell our vessels.
•	Our industry has inherent operational risks that our insurance may not adequately cover.
•	Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also on the claim records of all other members of the protection and indemnity associations.

Risks Relating to Environmental Matters

•	We are subject to various laws, regulations, and international conventions, particularly environmental and safety laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities including any resulting from a spill or other environmental incident, which could affect our cash flows and profit.
•	We are subject to extensive environmental legislation, and if we or our subsidiaries do not comply with the applicable regulations, our business may be adversely affected.
•	We may be liable for losses and damages to third parties, including environmental damages.
•	We may fail to comply with the conditions required under our environmental licenses.

Risks Relating to the Countries in which we Operate

Risks Relating to Argentina

•	The economic conditions of Argentina may affect the financial condition and results of operations of our Argentine subsidiary.
•	The impact of political developments in Argentina remains uncertain and could adversely affect the Argentine economy.

•	Continuing inflation may have material adverse effects on the Argentine economy.
•	The current and future foreign exchange policy of Argentina may affect the ability of our Argentine subsidiary to make cash remittances outside of Argentina.
•	The Argentine government has made certain changes to its tax rules that affected our operations in Argentina in the past, and could further increase the fiscal burden on our operations in Argentina in the future.
•	Fluctuations in the value of the Argentine peso could adversely affect the Argentine economy, and consequently our results of operations in Argentina or the financial condition of our Argentine subsidiary.
•	The Argentine economy could be adversely affected by economic developments in other global markets.
•	Future policies of the Argentine government may affect the economy as well as our operations in Argentina.

Risks Relating to Uruguayan Free Zone Regulation

•	We may be materially and adversely affected by any termination, non-renewal or non-extension of the tax incentives that benefit certain of our subsidiaries in Uruguay.

Other Risks Relating to the Countries in which We Operate

•	As an international company, we are exposed to the risks of doing business in many different countries, including risks associated with operating in emerging market countries, whose economies, markets and legal systems may be less developed.
•	Changes in rules and regulations with respect to cabotage or the interpretation of such rules and regulations in the markets in which we operate could have a material adverse effect on our results of operations.
•	Because we generate the majority of our revenues in U.S. dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

Risks Relating to Our Indebtedness

•	We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the $500.0 million in aggregate principal amount of 10.75% Senior Secured Notes due 2025, issued by us and Navios Logistics Finance (US) Inc. as Co-Issuers on July 8, 2020 and due on July 1, 2025 (the “2025 Notes”) and our other obligations.
•	Despite our current indebtedness levels, we and our subsidiaries may be able to incur more debt in the future, including secured debt. Additional indebtedness could further exacerbate the risks associated with our substantial indebtedness.
•	The agreements and instruments governing our debt contain restrictions and limitations that could have a significant negative impact on our ability to operate our business.
•	Our ability to generate the significant amount of cash needed to service our debt obligations and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors, many of which may be beyond our control.
•	If volatility in the London InterBank Offered Rate, or LIBOR, occurs, or if LIBOR is replaced as the reference rate under our debt obligations, it could affect our profitability, earnings and cash flow.
•	The market values of our vessels may fluctuate significantly, which could cause us to be in breach of certain debt covenants that we currently have or debt covenants that we may incur in the future.
•	The 2025 Notes will be structurally subordinated to the obligations of any future non-guarantor subsidiaries.
•	We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing the 2025 Notes.
•	The international nature of our operations may make the outcome of any insolvency or bankruptcy proceedings or other exercise of remedies outside of bankruptcy difficult to predict.
•	Certain requirements must be met for the recognition and enforceability of a foreign judgment by courts outside the United States.
•	Obligations under the guarantees are subordinated to certain statutory preferences.

•	The 2025 Notes are subject to certain fraudulent transfer and conveyance statutes, which may have adverse implications for the holders of the 2025 Notes.

Risks Relating to Our Organizational Structure

•	We are a majority-owned subsidiary of Navios Holdings, through which significant controlling stockholders, along with members of our management team, may exert considerable influence over our actions in ways that may not serve the interests of investors.
•	We may be subject to a change of control, which could result in a disruption in our operations that could adversely affect our business, financial condition and results of operations.
•	We have meaningful relationships with Navios Holdings and Navios Shipmanagement, and we depend on them for certain services and benefit from their global networks to obtain competitive financing. If their financial condition deteriorates or conflicts of interest arise or if our relationship with Navios Shipmanagement ends or is significantly altered, our business and results of operations could be materially and adversely affected.
•	Certain of our directors, officers, and principal shareholders are affiliated with entities engaged in business activities similar to those conducted by us or that compete directly with us, causing such persons to have conflicts of interest.
•	Our success depends upon our management team and other employees, and if we are unable to attract and retain key management personnel and other employees or our management team fails to provide the capabilities that we require, our results of operations may be negatively impacted.
•	We are incorporated in the Republic of the Marshall Islands, a country that does not have a well-developed body of corporate law, which may negatively affect the ability of public common shareholders to protect their interests.
•	We and certain of our officers and directors may be difficult to serve with process as we and our subsidiaries are incorporated in various jurisdictions outside the United States and certain of our officers and directors may reside outside of the United States.

•	We are a holding company, and depend entirely on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.
•	We are a “foreign private issuer” which exempts us from certain SEC requirements.

General Risks

•	The ongoing COVID-19 pandemic has disrupted and could continue to disrupt charter rates, vessel values and could have an adverse impact on our business, financial condition, results of operations or prospects.
•	We are subject to certain credit risks with respect to our counterparties on contracts, and the failure of such counterparties to meet their obligations could cause us to suffer losses on such contracts and thereby decrease revenues and income.
•	We may be unable to obtain financing for our growth or to fund our future capital expenditures, which could materially and adversely affect our results of operations and financial condition.
•	As we expand our business, we may have difficulty managing our growth, including the need to improve our operations and financial systems, staff and crew or to receive required approvals to implement our expansion projects. If we cannot improve these systems, recruit suitable employees or obtain required approvals, we may not be able to effectively control our operations.
•	Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially and adversely affect our results of operations, financial condition and cash flows.
•	A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a high tax rate on our earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

•	Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union (the “EU”) and other jurisdictions/authorities.
•	We may be unable to prevent our directors, executive officers, employees and suppliers from engaging in corrupt, fraudulent or irregular practices, which could result in regulatory fines and damage to our reputation.
•	We could be materially and adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.
•	Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability that could have a material adverse effect on our business, financial condition, cash flows and results of operations.
•	The implementation of our business strategy, as well as our future growth, will require additional capital that may not be available or, if available, may not be on favorable terms.
•	We may not be able to implement our business strategy as planned.
•	Unfavorable decisions in judicial, administrative or arbitration proceedings may adversely affect us.

Risks Relating to Our Industry and Our Business

The international transportation industry is generally cyclical and volatile, and this may lead to volatility in, and reductions of, our vessel contract rates and volatility in our results of operations.

The international transportation industry is generally both cyclical and volatile, with frequent fluctuations in contract rates. The markets in which we operate are still developing and the nature of the industry’s cycle with respect to rates is difficult to determine, including the timing and amount of fluctuations in contract rates and spot market rates. We expect that our industry will exhibit significant cyclicality and volatility as it matures. The contract rates earned by the tankers in our Cabotage Business and barges and pushboats in our Barge Business will depend in part upon the state of the coastal and river markets at the time we seek to charter them. We cannot control the forces affecting the supply and demand for these vessels or for the goods that they carry or predict the state of the respective markets on any future date.

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

Further, public health or safety concerns and governmental restrictions - including those caused by outbreaks of pandemic diseases such as the COVID-19 global pandemic, that cause us or our customers to suspend operations in affected areas, may impact both demand for, and supply of, our vessels in some of the countries in which we operate, or cause an economic downturn adversely affecting demand for our services.

Our grain port business has seasonal components linked to the grain harvests in the region. At times throughout the year, the capacity of our grain port terminal (the “Grain Port Terminal”), including the loading and unloading operations, and potential unavailability of space in our silos, which could materially and adversely affect our operations and revenues.

We conduct much of our grain port business in a region of navigable waters in South America on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina covering the entire length of the Parana River south of the Itaipu Dam, the entire length of the Paraguay River south of Corumba, the Uruguay River and the River Plate west of Buenos Aires (the “Hidrovia Region”). The revenue from our grain port business is derived from the handling and storage of soybeans and other agricultural products produced in the Hidrovia Region, which occurs mainly during April and September. The seasonality of our grain port business operations could increase the inflow and outflow of barges and vessels in our Grain Port Terminal, causing decreased space in our silos, which in turn would affect our timely operations or our ability to satisfy the increased demand. Inability to provide services in a timely manner may have a negative impact on our clients’ satisfaction and result in loss of existing contracts or inability to obtain new contracts.

We are subject to certain operating risks in our Port Terminals that could affect the performance of our contractual commitments, and in our barge and cabotage business including vessel breakdowns or accidents, which could result in a loss of revenue from the affected vessels, which could result in a loss of revenue and could have a material adverse effect on our results of operations or financial condition.

Our operations are subject to a number of risks affecting our Port Terminals and the port facilities under development. These risks include, but are not limited to, mechanical and electrical failure, accidents, personal injury, loss or theft of cargo, or damage, fires, explosions, business interruption, political conditions and hostilities, labor strikes, adverse weather conditions such as floods, natural disasters, accidents on waterways or in coastal routes or accidents in our loading or unloading terminals, including environmental accidents and collisions, each of which could result in damages, penalties, fines, indemnities or costs payable to third parties and other claims against us. Further, public health or safety concerns and governmental restrictions, including those caused by outbreaks of pandemic disease such as the ongoing COVID-19 pandemic, may cause us to suspend operations in affected areas. Our exposure to these operating risks in our existing port facilities may adversely affect our capacity to duly perform our contractual obligations under our take-or-pay contracts. In addition, these operating risks may result in additional repair costs for equipment, including cranes, conveyor belts, stacker-reclaimer, shiploaders, or piers, which are unpredictable and can be substantial. The loss of earnings while these damages are being repaired, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if this leads to a default under our contracts, which would materially affect our financial condition and results of operations.

Our exposure to operating risks of vessel breakdown and accidents mainly arises in the context of our owned or bareboat chartered and operated vessels, including barges, tankers and pushboats. If any of the vessels in our fleet suffers damage, it may need to be repaired at a dry-docking facility. The costs of dry-docking are unpredictable and can be substantial. The loss of earnings while these vessels, barges and pushboats are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels, barges and pushboats are damaged or dry-docked at the same time. Most of the operating risks relating to vessels that we charter-in remain with their owners. If we charter-in a vessel or barge at a lower rate than the rate of hire we receive from a sub-charterer of such vessel, a breakdown or loss of the vessel due to an operating risk suffered by the owner will, in all likelihood, result in our loss of the positive spread between the two rates of hire. Breakdowns, accidents or dry-docking costs of our vessels and losses relating to chartered vessels that are not covered by insurance would result in a loss of revenue which may materially and adversely affect our financial condition and results of operations.

We derive a significant part of our revenues from a small number of customers, and the loss of one or more of these customers could materially and adversely affect our revenues.

In each of our businesses, we derive a significant part of our revenues from a small number of customers. We expect that a small number of customers will continue to generate a substantial portion of our revenues in the future. For the year ended December 31, 2021, our largest customers, Vale International S.A. (“Vale”) and Y.P.F. S.A. (YPF), accounted for 23.4% and 10.1% of our revenues, and our five largest customers accounted for approximately 53.6% of our revenues, with no such customer (other than Vale and YPF) accounting for greater than 10% of our revenues. For the year ended December 31, 2020, our largest customer, Vale, accounted for 31.8% of our revenues, and our five largest customers accounted for approximately 58.7% of our revenues, with no such customer (other than Vale) accounting for greater than 10% of our revenues. For the year ended December 31, 2019, our largest customer, Vale, accounted for 36.4% of our revenues, and our five largest customers accounted for approximately 64.0% of our revenues, with no such customer (other than Vale) accounting for greater than 10% of our revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges as well as port terminals and these customers may decide to cease or reduce the use of our services for various reasons, including utilizing their own vessels and/or port terminals. The loss of any of our significant customers, including our large take-or-pay customers, the change of the contractual terms of any one of our most significant take-or-pay contracts, or any significant dispute with one of these customers could materially and adversely affect our financial condition and our results of operations.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially and adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, its disagreements with us or otherwise;
•	the customer terminates the contract because we fail to meet its contracted storage needs and/or the contracted operational performance;
•	the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, or a default under the contract; or
•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

The loss of any of our customers or a decline in payments under our contracts, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, or our ability to continue to service our indebtedness.

We could also become involved in legal disputes with customers relating to our contracts, including but not limited to our long-term take-or pay customers, be it through litigation, arbitration or otherwise, which could lead to delays in, or suspension or termination of our contracts and result in time-consuming, disruptive and expensive litigation or arbitration. If such contracts are suspended for an extended period of time, or if a number of our material contracts are terminated or renegotiated, our financial condition and results of operations could be materially and adversely affected. Even if we prevail in legal disputes relating to our customer contracts, which could entitle us to compensation, we cannot provide any assurance that we would receive such compensation on a timely basis or in an amount that would fully compensate us for our losses.

Vale’s payments represent a significant portion of our revenue and if Vale were unable or unwilling to fulfill their obligations under the in-force agreements with us, it could significantly reduce our revenues and cash flow.

Vale’s payments, including in connection with the Vale port contract, to us represented approximately 23.4%, 31.8% and 36.4% of our revenue for the years ended December 31, 2021, 2020 and 2019, respectively. Reductions in the demand for or the oversupply of iron ore would place Vale under financial pressure and may increase the likelihood of Vale being unable or unwilling to pay us contracted rates or renew contracts upon termination.

If Vale were to terminate or not renew the Vale port contract, we may be unable to enter into new contracts under similarly favorable terms or at all.

In addition, the ability and willingness of Vale to perform its obligations under its port contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general conditions of the Brazilian economy, general international economic conditions, the state of the capital markets, the condition of the commodities industry and charter hire rates. Should Vale fail to honor its obligations under the agreement with us, we could sustain significant losses, which in turn could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows. Notwithstanding the foregoing, our contract has dispute resolution clauses and protections that we may seek to enforce in such events. For example, on June 10, 2016, the Company initiated arbitration proceedings against Vale pursuant to the dispute resolution provisions of the Vale port contract. On December 20, 2016, the arbitration tribunal ruled that the Vale port contract remains in full force and effect, and if Vale were to further repudiate or renounce the contract, we may elect to terminate the contract and be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract. As of the date hereof, no further claim has been made or received from Vale. Any litigation or arbitration proceeding would be costly and time consuming and may result in the deterioration of our commercial relationships with Vale.

When our contracts expire, we may not be able to replace them.

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

As a result of these factors, when our contracts, including our long-term port contracts and charters, expire, we cannot provide any assurance that we will be able to successfully replace them promptly or at all or at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our noteholders or lenders. Our ability to renew the contracts on our current or future vessels by the time of their expiration or termination, and the rates payable under any replacement contracts, will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation and storage of commodities as described above.

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

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to ours. With respect to exports, our competitors are Montevideo Port in Montevideo, Ontur and TGU in Nueva Palmira. The main competitor of our Liquid Port Terminal in Paraguay is Petropar, a Paraguayan state-owned entity (“Petropar”). Other competitors include Copetrol S.A. (“Copetrol”), TLP Chartering (“TLP”), Petroleo Brasileiro S.A. (“Petrobras”), Trafigura Pte. Ltd. (“Trafigura”) and Monte Alegre S.A. (“Monte Alegre”).

We face competition in our Barge and Cabotage Businesses from other shipowners and from vessel operators. The charter markets in which our vessels compete are highly competitive. Key competitors include Atria Logistica S.A., Hidrovias do Brasil, Interbarge, P&O and Fluviomar. In addition, some of our customers, including ADM, Cargill, Louis Dreyfus and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. We also compete indirectly with other forms of land-based transportation such as truck and rail. These companies and other smaller entities are regular competitors of ours in our primary trading areas. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility.

Our competitors may be able to offer their customers lower prices, higher quality service and greater name recognition than we do. Accordingly, we may be unable to retain our current customers or to attract new customers.

Our business can be affected by adverse weather conditions, effects of climate change, public health concerns and other factors beyond our control, which can affect production of the goods we transport and store as well as the navigability of the river system on which we operate.

A significant portion of the revenue from our grain port business is derived from the handling and storage of soybeans and other agricultural products produced in the Hidrovia Region. Any drought or other adverse weather conditions, such as floods, could result in a decline in production of these products, which would likely result in a reduction in demand for our services. A reduction in demand could have a negative impact on our results of operations and financial condition. Furthermore, our fleet operates in the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as changes in the depth of the water or the width of the navigable channel, could, in the short-term, reduce or limit our ability to transport cargo effectively on the rivers. The possible effects of climate change, such as floods, low river water levels, droughts or increased storm activity, could similarly affect the demand for our services or our operations. Further, the impact of COVID-19 on global markets is expected to be severe and could affect our operations, which could have a material adverse impact on our business, financial condition, results of operations or prospects.

A prolonged drought, the possible effects of climate change, widespread or prolonged public health concerns including those relating to the pandemic outbreak COVID-19 or other turns of events that are perceived by the market to have an impact on the region, the navigability of the Parana or Paraguay Rivers may, in the short-term, result in a reduction in the market value of our ports, barges and pushboats. For example, in 2021 and 2020, throughput of our Grain Port Terminal decreased by 24.6% and 27.3%, respectively, compared to 2019 as a result of lower Uruguayan exports due to reduced Uruguayan soybean production and lower transshipment of grains from Paraguay and Bolivia due to difficult navigation conditions because of a prolonged period of unusually warm weather and a drought in southern Brazil, Paraguay and northern Argentina which resulted in water levels in the Paraná River dropping to their lowest levels in decades. Such difficult conditions adversely affected our Barge Business through 2021, as barges have limited capacity in reduced drafts and trips take longer to be completed, which increases voyage expenses. These barges and pushboats are designed to operate in wide and relatively calm rivers, of which there are only a few in the world. If it becomes difficult or impossible to operate profitably our barges and pushboats in the Hidrovia Region and we are forced to sell them to a third party located outside of the region, there is a limited market in which we would be able to sell these vessels, and accordingly we may be forced to sell them at a substantial loss, if at all. See “Item 5A. Operating Results—Overview—Factors Affecting Our Results of Operations—Weather Conditions.”

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

The completion and delivery of newbuildings could be delayed, cancelled or otherwise not completed because of:

•	quality, design or engineering problems;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	work stoppages or other labor disturbances at the shipyard;
•	bankruptcy or other financial crisis of the shipbuilder;
•	a backlog of orders at the shipyard;
•	political or economic disturbances;
•	the impact of extraordinary external events, such as the current pandemic health event resulting from COVID-19, and its collateral consequences, including labor shortages and government restrictions such as factory closures and restrictions on travel, resulting in the extended disruption of economic activity in the markets in which we operate;
•	weather interference or catastrophic event, such as a major earthquake or fire;
•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;
•	inability to finance the construction or conversion of the vessels; or
•	inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, cancelled or otherwise not completed, our future earnings could be materially and adversely affected.

We face risks and costs associated with operation of ports and vessels, which risks and costs increase as the operational port equipment and vessels age.

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

We cannot provide any assurance that as our operational port equipment and vessels barges and pushboats age, market conditions will justify those expenditures or enable us to operate them profitably during the remainder of their useful lives. If we sell such assets, we may have to sell them at a loss, or opt to scrap our assets, and if clients no longer use our ports or charter-out our vessels due to their age, our results of operations could be materially and adversely affected.

Spare parts or other key equipment needed for the operation of our ports and fleet may not be available off the shelf and we may face substantial delays in securing necessary parts or equipment. Failure to obtain necessary spare parts or key equipment in a timely manner could result in a loss of revenue.

Our ports and our fleet may need spare parts in order to replace old or damaged parts in the normal course of their operations. Given the increased activity in the maritime industry and the manufacturing industry that supplies it, the manufacturers of key equipment for our vessels and our ports (such as engine makers, propulsion systems makers, control system makers and others) may not have the spare parts we require immediately available. In such circumstances, we may require a manufacturer to custom-produce equipment for us. In this case, our vessels and our ports may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in a substantial loss of revenues for us.

Our failure to receive required approvals for or timely complete construction and commence full operation or secure satisfactory commercial contracts of our new planned Port Murtinho Terminal and Nueva Palmira Free Zone port terminal facilities could negatively affect our business operations, and we may experience difficulty managing our growth as we expand our business.

We are currently developing a multipurpose upriver port terminal in Port Murtinho in the State of Mato Grosso do Sul (the “Port Murtinho Terminal”), in the center-west region of Brazil, for exports of agricultural commodities and imports of fertilizers and fuel products. Since 2018, we have purchased a total of approximately 9.0 hectares of undeveloped land, including river-front located in Port Murtinho, on which we expect to construct the new terminal. We have developed a master plan for the new terminal and concluded the licensing process for construction. As of the date of this report, we expect to complete construction of the new terminal in 2023. The new terminal is still in the early stages of development, and there can be no assurance that it will be constructed.

We also have 144 acres available to be developed inside or near the Nueva Palmira Free Zone in Uruguay. In part of this available land, we plan to develop a new terminal for liquid products. The new liquid terminal will service the market for the storage and transshipment of fuel products for export from the Paraguay and Parana Rivers from Puerto Caceres (Brazil) to Nueva Palmira (Uruguay) (the “Hidrovia Waterway”) and the sale of fuel products within Nueva Palmira Free Zone for bunkering operations of vessels and push boats. Before commencement of operations of the new liquid terminal, we intend to start liquid operations in the area by selling liquid products within the Nueva Palmira Free Zone for bunkering operations of vessels and pushboats, which does not require any change in local regulation. There can be no assurance that we will obtain all necessary authorizations and permits, or that the new liquid terminal in Nueva Palmira will be constructed.

The available land in Brazil and Uruguay where we plan to develop the new terminals, requires authorizations and permits from several governmental authorities in order to do so. If these authorities deny our request for authorization, or if existing authorizations are revoked, we will not be able to proceed with construction.

If we fail to secure commercial agreements with prospective clients to our satisfaction, we may decide to delay or not proceed with these investments. Further, there can be no assurance that we will complete the expected development of the new terminals or complete construction of the new terminals as scheduled or without cost overrun. Even if construction is completed on a timely basis, there can be no assurance that full operation of the new terminals will commence as expected. In addition, we may not be able to attract a sufficient number of skilled workers to meet the needs of the new terminals. If we experience delays in construction or commencement of the full operations, increased costs or lack of skilled labor or other unforeseen events, our business, financial condition and results of operations could be materially and adversely affected.

Rising crew costs, fuel prices and other cost increases may adversely affect our profits.

At December 31, 2021, we employed 409 land-based employees and 626 seafarers as crew on our vessels. Crew costs are a significant expense for us. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our time and spot contracts. Additionally, labor union activity in the Hidrovia Region may create pressure for us to pay higher crew salaries and wages. In addition, fuel is one of the largest voyage expenses in our Barge and Cabotage Businesses, when the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by governments, worldwide price levels and market conditions. Currently, most of our long-term contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. We may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent our contracts do not pass-through changes in fuel prices to our clients, we will be forced to bear the cost of fuel price increases. We may hedge in the futures market all or part of our exposure to fuel price variations. We cannot provide any assurance that we will be successful in hedging our exposure. In the event of a default by our contractual counterparties or other circumstance affecting their performance under a contract, we may be subject to exposure under, and may incur losses in connection with, our hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. We may not be able to pass onto our customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially and adversely affect our results of operations.

If we fail to fulfill the oil majors’ vetting processes, such failure could materially and adversely affect the employment of our tanker vessels in the spot and period markets, and consequently our results of operations.

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

We periodically employ some of our fleet on a spot basis. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in our target markets have not yet been clearly determined but we expect them to exhibit significant volatility as the South American markets mature. We cannot provide any assurance that we will be successful in keeping our fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably, as spot rates may decline below the operating cost of vessels. A significant decrease in spot market rates or our inability to fully employ our fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially and adversely affect our results of operations, and operating cash flow.

Because the fair market values of vessels may fluctuate significantly, we may incur losses when we sell our vessels.

Vessel values have historically been highly volatile. The market value of our vessels may fluctuate significantly in the future, and we may incur losses when we sell vessels, which would adversely affect our financial condition and results of operations. Some of the factors that affect the fair market value of vessels, all of which are beyond our control, are:

•	prevailing level of vessel contract rates;
•	number of newly constructed vessel deliveries;
•	number of vessels scrapped or otherwise removed from the total fleet;
•	changes in environmental and other regulations that may limit the useful life of vessels;
•	changes in global and local commodity supply and demand;
•	types and sizes of vessels;
•	development and viability of other modes of transportation and increase in use of other modes of transportation;
•	number of vessels of similar type and size currently on the market for sale;
•	cost of newly constructed vessels;
•	where the vessels were built and as-built specifications;

•	the availability of financing or lack thereof for ordering newbuildings or for facilitating ship sale and purchase transactions;
•	the cost of retrofitting or modifying existing vessels to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise;
•	governmental or other regulations; and
•	general economic and market conditions affecting the shipping industry.

Our industry has inherent operational risks that our insurance may not adequately cover.

The operation of vessels in international and regional trade is inherently risky. Not all risks may be adequately insured against and any particular claim may not be paid and any indemnification paid due to the occurrence of a casualty covered by our policies may not be sufficient to entirely compensate us for the damages suffered. We do not currently maintain loss of hire, credit risk or defense insurance, which would cover the loss of revenue if any of our contracts were terminated prior to their expiration, and our legal costs to recover related damages. We also do not maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Furthermore, we do not maintain strike insurance, which would protect us from loss of revenue due to labor disruptions, except at our dry and wet port terminals. Accordingly, any extended vessel off-hire, due to an accident, labor disruption or other reason, could have a material adverse effect on our business. Any claims covered by insurance would be subject to deductibles. As a result, if we file a large number of insurance claims, the aggregate amount of these deductibles could be material.

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

The legal requirements and maritime industry standards to which we and our vessels are subject are set forth below, along with the risks associated therewith. We may be required to make substantial capital and other expenditures to ensure that we remain in compliance with these requirements and standards, as well as with standards imposed by our customers, including costs for ship modifications and changes in operating procedures. We also maintain insurance coverage against pollution liability risks for all of our vessels in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines, as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles, and other terms and conditions. In addition, claims relating to pollution incidents for intentional or knowing violations of local environmental laws or the International Convention for the Prevention of Pollution from Ships may be considered by our protection and indemnity associations on a discretionary basis only. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position could be adversely impacted.

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

For a more detailed discussion regarding the details of these international and domestic laws, see “Item 4.B. Information on the Company—Business Overview—REGULATION.”

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

Risks Relating to the Countries in which we Operate

Risks Relating to Argentina

Argentine government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls, devaluation, wages and taxes, restrictions on production, imports and exports, and governmental measures in response to the COVID-19 pandemic have had and could continue to have a material adverse effect on us. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition or results of operations, the guarantees or the market price of the 2025 Notes.

The economic conditions of Argentina may affect the financial condition and results of operations of our Argentine subsidiary.

The financial condition and the results of operations of our Argentine subsidiary depend to a large extent on political, macroeconomic and regulatory circumstances in Argentina. The Argentine economy has experienced significant volatility in recent years, including several periods of low or negative growth and high and variable levels of inflation and devaluation. The Argentine economy is currently in recession, exacerbated by the global COVID-19 pandemic, which may result in increased inflation or further economic deterioration in Argentina. There can be no assurance that the condition of the Argentine economy will improve in the future. As a result, both the policies that could be adopted by the Argentine government, as well as future economic, macroeconomic, regulatory, social and political circumstances or developments in Argentina could have a material adverse effect on the business, financial condition or results of operations of our local subsidiaries as well as the value of certain of our assets.

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

Since taking office in 2019, the Fernandez administration has announced and introduced significant economic and policy reforms. On December 21, 2019, the Argentine Congress approved the “Social Solidarity and Productive Reactivation Law,” which entered into force on December 23, 2019. This law declared a public emergency in economic, financial, fiscal, administrative, pension, tariff, energy, health and social matters, and introduced several tax changes in Argentina, such as income tax, personal assets tax, taxation on the purchase of foreign currency and export duties on certain services.

The Fernandez administration established the right of affected workers to receive twice the legally mandated severance pay in case of dismissal without just cause. A progressive reduction of the doubled severance pay in case of dismissal without just cause was implemented on December 2021. In 2020, the Argentinean government issued Decree No. 329/2020 restricting the ability to terminate employment with or without cause which has been extended thus far until June 30, 2022.

The Argentinean government was under negotiations with the International Monetary Fund (the “IMF”) to restructure Argentina’s debts with the IMF. In 2022, the board of the IMF approved a new program with Argentina for about $44.0 billion. Any failure from Argentina to comply with this new agreement or to eventually restructure its debt can lead to a default scenario which could adversely affect our result of operations and our business.

We cannot provide any assurance that the policies of the Fernandez administration or future economic, regulatory, social and political developments in Argentina will not adversely affect the Argentine economy and impair our business, financial condition or results of operations.

Continuing inflation may have material adverse effects on the Argentine economy.

Argentina has faced and continues to face high inflationary pressures. Over the last few years, the Argentine government has implemented certain programs aimed at controlling inflation and monitoring the prices of many goods and services, including price agreements between the Argentine government and private sector companies. According to official information published by the Argentine Statistics and Census Institute (Instituto Nacional de Estadística y Censos), the inter-annual inflation recorded for the years 2018, 2019, 2020 and 2021 reached 47.6%, 53.8%, 36.1% and 50.9%, respectively. The increase in salaries and public expenditure under the new Fernandez administration could have a direct influence on inflation.

A high inflation economy could undermine Argentina’s cost competitiveness abroad if not offset by a devaluation of the Argentine peso, which could also negatively affect economic activity and employment levels. Freight under those contracts with clients from our Argentine subsidiary is denominated in U.S. dollars and is collected in Argentine pesos at the prevailing exchange rate. These contracts also include crew cost adjustment terms. Uncertainty about future inflation may contribute to slowdown or contraction in economic growth. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of our Argentine subsidiary could be affected by inflation and exchange rate volatility in the future. There can be no assurance that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Fernandez administration to control inflation will be effective or successful.

Notwithstanding the economic environment in Argentina, including Argentina’s increase of its monetary base to finance public expenditures, and the resulting high inflation as of December 31, 2021, we do not consider inflation to be a significant risk factor to our cost of doing business in the future as the functional currency of our Argentine subsidiary is the U.S. dollar. In addition, the day-to-day operations of our Argentine subsidiary are dependent on the relative value of the Argentine peso to the U.S. dollar.

The current and future foreign exchange policy of Argentina may affect the ability of our Argentine subsidiary to make money remittances outside of Argentina.

In Argentina, since the amendment of the convertibility law in December 2001, the Argentine government has imposed several restrictions on the purchase of foreign currency in the exchange market and the transfer of funds outside of Argentina, substantially limiting the ability of companies to retain foreign currency or make payments abroad, including the distribution of dividends Beginning in December 2015, the Argentine government gradually eased such restrictions, until their complete lifting in 2017. However, on September 1, 2019, the Argentine government reinstated exchange controls and restrictions on transfers abroad. These new controls and restrictions currently apply with respect to access to the Argentine foreign exchange market for purchase of foreign currencies, the payment of external financial debts, the payment of dividends and corporate profits, payments of imports of goods and services, among other things, and impose the obligation to repatriate and settle the proceeds from exports of goods and services in Argentine pesos. In addition, the Argentine Central Bank established certain regulations to avoid practices and transactions aimed to circumvent, through the use of securities and other instruments, the restrictions set forth by the current foreign exchange control regulations.

As of the date hereof, the restrictions outlined above remain in place. As a consequence of the deepening of exchange controls, the difference between the official exchange rate, which is currently utilized for both commercial and financial operations, and other informal exchange rates that arose implicitly as a result of certain operations commonly carried out in the capital markets (“dollar MEP” or “Blue Chip Swaps (contado con liquidación)”), increased during 2021, creating a gap of approximately 100% with the official exchange rate as of December 31, 2021.

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

The Argentine peso has suffered significant devaluations against the U.S. dollar in the past and has continued to devalue against the U.S. dollar in recent months. According to Argentina’s Central Bank, the Argentine peso depreciated approximately 17.5% in 2017, 100% in 2018, 56% in 2019, 41% in 2020 and 22% in 2021.

The devaluation of the Argentine peso has had a negative impact on the ability of certain Argentine businesses to honor their foreign currency-denominated debt and has also led to very high inflation and significantly reduced real wages. If the Argentine peso is further significantly devalued, the Argentine economy and our business in Argentina could be adversely affected. As of September 2019, foreign currency controls have been reinstated in Argentina.

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

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the EU, China and the United States), including as a result of the COVID-19 pandemic, could have a material adverse impact on Argentina’s balance of trade and could adversely affect Argentina’s economic growth. Argentina may also be affected by other countries that have influence over world economic cycles. If interest rates rise significantly in developed economies, including the United States, emerging market economies, including Argentina, could find it increasingly challenging and expensive to borrow capital and refinance existing debt, which could negatively affect their economic growth.

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

Similar measures, such as mandatory renegotiation or modification of existing contracts, among others, that may be adopted by the Argentine government in the future could also adversely affect our business in Argentina, financial condition and results of operations of our Argentine subsidiary.

Risks Relating to Uruguayan Free Zone Regulation

We may be materially and adversely affected by any termination, non-renewal or non-extension of the tax incentives that benefit certain of our subsidiaries in Uruguay.

Certain of our subsidiaries in Uruguay are operating as direct-free-trade-zone users under free zone user agreements (the “Free Zone User Agreements”) with the Uruguayan Free Zones Department, formerly known as the Free Zones Division of the Uruguayan Department of Trade. The Free Zone User Agreements allow these subsidiaries to operate in isolated public areas in Nueva Palmira, Uruguay, and to enjoy tax exemptions and other benefits, such as a generic exemption on present and future Uruguayan national taxes including the Corporate Income Tax, Value-Added Tax and Wealth Tax. Other benefits that such subsidiaries enjoy are simplified corporate law provisions, the ability to negotiate preferential public utility rates with government agencies and government guarantees of maintenance of such benefits and tax exemptions. Free trade zone users do not need to pay import and export tariffs to introduce goods from abroad to the free trade zone, to transfer or send such goods to other free trade zones in Uruguay or send them abroad. These Free Zone Agreements have been extended to 2046 and may be extended further until 2066 at our option. In order to ensure the continuity of these incentives through the course of their terms, our subsidiaries must meet the Free Zone User Agreements or regulations governing free trade zones. However, our subsidiaries may lose all the tax benefits granted to them or be subject to fines if the Uruguayan Free Zones Department concludes that our subsidiaries breached or failed to comply with the Free Zone User Agreements or regulations governing free trade zones. As a result, we could be materially and adversely affected.

The following are some of the causes under which the Uruguayan Free Zones Department may terminate the Free Zone User Agreements prior to expiration: the non fulfilment of the obligations to improve the land, as per the terms of each Free Zone User Agreements; breaches of the terms of the Free Zone User Agreements or the Free Zone Act No. 15,921; violation of labor laws; failure to pay agreed fees to the Uruguayan authorities; failure to make required social security contributions; or the commission of illegal acts or acts expressly forbidden by the Free Zone User Agreements. Should such Uruguayan subsidiaries lose their free zone user status, they will not be able to operate as free zone users and therefore not able to operate their terminal facilities.

The right of the Uruguayan Free Zones Department to terminate the Free Zone User Agreements prior to the stated expiration date in the agreement is subject to an explanation on the specific factual and the legal basis for the early-termination decision. Not every breach by a free-zone user will entitle the Uruguayan Free Zones Department to terminate a Free Zone User Agreement prior to its stated expiration date. Such a decision must therefore be proportional to the degree of alleged noncompliance.

We can provide no assurance that the tax benefits and exemptions granted to our subsidiaries under the Free Zone User Agreements will be renewed after the expiration of the Free Zone User Agreements, that the Free Zone User Agreements will not be terminated prior to the agreed-upon expiration dates, or that, if renewed or otherwise replaced, the terms of any new Free Zone User Agreements will provide for equivalent or more favorable terms and conditions than those currently in effect. We will be materially and adversely affected if tax incentives that benefit our subsidiaries or the Free Zone User Agreements providing for such incentives are terminated and we are not able to renew or replace them. Even if the Free Zone User Agreements are renewed, if they provide for tax incentives that are not as favorable to us as those currently in effect, our financial condition and results of operations could suffer a material adverse effect.

Other Risks Relating to the Countries in which We Operate

Certain of the countries in which we operate or may in the future operate in have experienced, and may continue to experience or experience in the future, political, legal and economic instability. Our activities may be adversely affected by political or economic instability or changes in law relating to our industry, including changes occurring in response to COVID-19. We operate in Argentina, Brazil, Uruguay, Paraguay and other markets. We can provide no assurance that changes in the governments or laws of the jurisdictions in which we operate or in the regulatory environment for our industry or for foreign-domiciled companies in such jurisdictions will not occur, or that such changes will not result in a material adverse effect on our business, financial condition, results of operations and prospects.

As an international company, we are exposed to the risks of doing business in many different countries, including risks associated with operations in emerging market countries, whose economies, markets and legal systems may be less developed.

We are an international company and conduct all of our operations outside of the United States, and we expect to continue doing so for the foreseeable future. These operations are performed in countries that are historically less developed and stable than the United States, such as Argentina, Brazil, Bolivia, Paraguay and Uruguay.

Some of the other risks we are generally exposed to through our operations in emerging market countries include among others:

•	political and economic instability, changing economic policies and conditions, and war and civil disturbances;
•	recessions in economies of countries in which we have business operations;
•	frequent government interventions into the country’s economy, including changes to monetary, fiscal and credit policy;
•	the impact of extraordinary external events, such as COVID-19, and their consequences, resulting in the disruption of economic activity in our markets;
•	the imposition of additional withholding, income or other taxes, or tariffs or other restrictions on foreign trade or investment, including currency exchange controls and currency repatriation limitations;
•	the modification of our status or the rules and regulations relating to the international tax-free trade zone in which we operate our dry port;
•	the imposition of executive and judicial decisions upon our vessels by the different governmental authorities associated with some of these countries;
•	the imposition of or unexpected adverse changes in foreign laws or regulatory requirements;
•	longer payment cycles in foreign countries and difficulties in collecting accounts receivable;
•	difficulties and costs of staffing and managing our foreign operations;
•	compliance with anti-bribery laws; and
•	acts of terrorism.

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

Changes in rules and regulations with respect to cabotage or the interpretation of such rules and regulations in the markets in which we operate could have a material adverse effect on our results of operations.

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

We engage in regional commerce with a variety of entities. Our revenues are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaraníes, Argentine pesos and Brazilian reais; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2021, 2020 and 2019 approximately 50.8%, 47.8% and 53.4%, respectively, of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollars. As part of our overall risk management policy, we may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee we will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which we operate may occur, and if such fluctuations were to occur in one or a combination of the countries in which we operate, our results of operations or financial condition could be materially and adversely affected.

Risks Relating to Our Indebtedness

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the 2025 Notes and our other obligations.

At December 31, 2021, we had approximately $558.4 million in aggregate principal amount of debt outstanding.

Our substantial debt could have important consequences to our business, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes and our ability to satisfy our obligations with respect to the 2025 Notes may be impaired in the future, or such financing may not be available on favorable terms;
•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;
•	it may be more difficult for us to satisfy our obligations to our lenders and noteholders, resulting in possible defaults on and acceleration of such indebtedness;
•	we may be more vulnerable to general adverse economic and industry conditions;
•	we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates, who may be better positioned to withstand economic downturns;
•	our ability to refinance indebtedness may be limited or the associated costs may increase; and
•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business.

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

Despite our current indebtedness levels, we and our subsidiaries may be able to incur more debt in the future, including secured debt. Additional indebtedness could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur additional indebtedness in the future. The agreements governing the terms of our indebtedness permit us to incur additional indebtedness in accordance with the terms of such agreements. At December 31, 2021, we had $558.4 million in aggregate principal amount of debt, including the 2025 Notes outstanding. Any secured indebtedness permitted under the 2025 Notes would be effectively senior to the 2025 Notes to the extent of the value of the assets securing such indebtedness, as would all indebtedness of non-guarantor subsidiaries. We also may incur new indebtedness if we expand our business or purchase new vessels or for other purposes. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all our debt obligations, including the repayment of the 2025 Notes. In addition, the indenture governing the 2025 Notes do not prevent us from incurring obligations that do not constitute indebtedness as defined therein.

The agreements and instruments governing our debt contain restrictions and limitations that could have a significant negative impact on our ability to operate our business.

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

We are required to comply with the covenants contained in the indenture governing the 2025 Notes. In addition, our future credit agreements may require that we maintain other specific financial covenants. We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants and ratios. Events beyond our control, including changes in the economic and business conditions in the markets in which we operate, may affect our ability to comply with these covenants. We cannot provide any assurance that we will meet these ratios or satisfy these covenants or that our lender will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit agreements would prevent us from borrowing additional money under the facilities and could result in a default under them.

The 2025 Notes are secured by: (i) first priority ship mortgages on four tanker vessels servicing our Cabotage Business (the Elena H, Makenita H, Sara H and He Man H) that are owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”), and related assignments of earnings and insurance, together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor; and (ii) an assignment by way of security of the Vale port contract (collectively, the “Collateral”). Our future debt is likely to be secured by mortgages on our vessels, barges or ports, vessels under construction pursuant to ship-building contracts, guarantees by our subsidiaries and/or other related assets, such as assignments of insurances and earnings or some combination of the foregoing. If a default occurs under the 2025 Notes or future credit facilities, the lenders could elect to declare such debt, together with accrued interest and other fees and expenses, to be immediately due and payable and foreclose on the collateral, including our vessels, barges, ports or other assets securing that debt. In a case where a credit facility was used to finance the scheduled payments as they come due under shipbuilding contracts, such a default could result in default by us under the associated ship-building contract and possible foreclosure of our rights in the related vessel under construction. In addition, a payment default under a ship-building contract would give the shipyard the right to terminate the contract without any further obligation to finish construction and may give it rights against us for having failed to make the required payments.

Any loss of vessels or assets could significantly decrease our ability to generate positive cash flow from operations and, therefore, to service our debt. Moreover, if the holders of the 2025 Notes or lenders under a credit facility or other agreement in default were to accelerate the debt outstanding under that facility, it could result in a cross default under other debt. If all or part of our debt were to be accelerated, we may not have or be able to obtain sufficient funds to repay it upon acceleration. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants in future periods will also depend substantially on the value of our assets, our success at keeping our costs low, our ability to implement our overall business strategy, and our charter rates. Any future credit agreement or amendment may contain similar covenants, or covenants that are more restrictive.

Our ability to generate the significant amount of cash needed to service our debt obligations and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors, many of which may be beyond our control.

Our ability to make scheduled payments on, or to refinance our obligations under, our debt, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond our control. We cannot provide any assurance that our business will generate sufficient cash flow from operations, that currently anticipated business opportunities will be realized on schedule or at all, or that future borrowings will be available to us in amounts sufficient to enable us to service our indebtedness and any amounts borrowed under future credit facilities, or to fund our other liquidity needs.

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

We cannot provide any assurance that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of indebtedness and the indebtedness incurrence restrictions imposed by the agreements governing our indebtedness, as well as prevailing market conditions. We could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our indebtedness service and other obligations.

The indenture governing the 2025 Notes restricts, and any agreements governing future indebtedness may restrict, our ability to dispose of assets and use the proceeds from any such dispositions. We cannot provide any assurance that we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet indebtedness service obligations when due.

As the London Interbank Offered Rate (“LIBOR”) is replaced as the reference rate under our debt obligations, it could affect our profitability, earnings and cash flow.

The publication of LIBOR is expected to be discontinued in mid-2023. The U.S. banking agencies issued guidance instructing banks to cease entering into new contracts referencing LIBOR no later than December 31, 2021, with certain exceptions. The Federal Reserve Bank of New York now publishes the Secured Overnight Financing Rate based on overnight U.S. Treasury repurchase agreement transactions, which has been recommended as the alternative to U.S. dollar LIBOR by the Alternative Reference Rates Committee convened by the Federal Reserve and the Federal Reserve Bank of New York. Accordingly, the method and rate used to calculate our interest rates and/or payments on our floating-rate debt in the future may result in interest rates and/or payments that are higher than, or that do not otherwise correlate over time with, the interest rates and/or payments that would have been applicable to our obligations if LIBOR was available in its current form, which could have a material adverse effect on our financial position, results of operations and liquidity.

The market values of our vessels may fluctuate significantly which could cause us to be in breach of certain debt covenants that we currently have or debt covenants that we may incur in the future.

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

The 2025 Notes will be subordinated to the obligations of any future non-guarantor subsidiaries.

We may be able to create future non-guarantor subsidiaries or unrestricted subsidiaries under the indenture governing the 2025 Notes. The 2025 Notes will not be guaranteed by any future unrestricted subsidiaries. Unrestricted subsidiaries may, among other things, incur without limitation additional indebtedness and liens, make investments and acquisitions, and sell assets or stock. In addition, we will be able to sell unrestricted subsidiaries, or distribute unrestricted subsidiaries or the proceeds from a sale of any of their assets or stock to stockholders, or enter into merger, joint venture or other transactions involving them, or any combination of the foregoing, without restrictions. Payments on the 2025 Notes are only required to be made by us and the subsidiary guarantors. Accordingly, claims of holders of the 2025 Notes are structurally subordinated to the claims of creditors of any subsidiary that is designated in the future as an “unrestricted subsidiary” or is a securitization subsidiary, in each case in accordance with the indenture, and any future subsidiaries that are not wholly- owned by us, including trade creditors. All obligations of our non-guarantor subsidiaries, including trade payables, will have to be satisfied before any of the assets of such subsidiary would be available for distribution, upon liquidation or otherwise, to us or a subsidiary guarantor.

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

Our inability to repay certain indebtedness will also constitute an event of default under the indenture governing the 2025 Notes, which could have materially adverse consequences to us and our investors. In the event of a change of control, we cannot provide any assurance that we would have sufficient assets to satisfy all of our obligations under any such indebtedness and the 2025 Notes. If we are unable to fulfill such debt obligations it could materially and adversely affect our financial condition and results of operations.

The international nature of our operations may make the outcome of any insolvency or bankruptcy proceedings or other exercise of remedies outside of bankruptcy difficult to predict.

We are incorporated under the laws of the Republic of the Marshall Islands and our subsidiaries are incorporated under the laws of the Republic of the Marshall Islands, Panama, Uruguay, Argentina, Paraguay, Brazil and the British Virgin Islands, and we conduct operations in South America. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations or assets in the United States. If we become a debtor under the U.S. bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over us and our operations and assets would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

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

The 2025 Notes are guaranteed by guarantors organized under the laws of different countries. The rights of the 2025 Noteholders under the guarantees are thus subject to the laws of these jurisdictions, and we can provide no assurance that the 2025 Noteholders will be able to enforce their rights in multiple bankruptcy, insolvency or similar proceedings or outside of bankruptcy. Moreover, such multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of rights of holders.

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

If proceedings were brought in the courts of Argentina seeking to enforce our obligations we would not be required to discharge its obligations in the original currency of the obligations. Any judgment obtained against us in Argentine courts in respect of any payment of our obligations could be discharged solely in Argentine pesos equivalent to the U.S. dollar amount of such payment at the official certain exchange rate. There can be no assurance that such rates of exchange will afford our investors or creditors full compensation of the amount invested in or loaned to us nor that the currency exchange regulations will permit investors or creditors to convert any amount of Argentine pesos received into U.S. dollars. See “—Risks Relating to Argentina—The current and future foreign exchange policy of Argentina may affect the ability of our Argentine subsidiary to make money remittances outside of Argentina.”

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

Brazil

Brazilian legal framework for economically distressed companies or individuals generally consists of the provisions set forth by the Brazilian Bankruptcy and Reorganization Federal Law (“BBRL”—Law No. 11101, dated February 9, 2005, as amended by the newly enacted Federal Law 14,112/2020, sets out the rules for bankruptcy and insolvency in Brazil). The BBRL contains certain provisions that resemble bankruptcy under U.S. Chapters 11 and 7. It regulates two different situations: (i) reorganization, that may take place (a) in court (judicial reorganization) or (b) out of court (extrajudicial reorganization), both aiming at surpassing debtor’s financial distress; and (ii) bankruptcy, which is intended to liquidate the company and its assets and must be always administered by a court appointed trustee.

A bankruptcy request can be filed by the company itself, its shareholders or partners, or any of its creditors. BBRL lists the events upon which bankruptcy may be requested by a company’s creditors, including the following: (i) failure to provide payment of any liquid obligation when owed in a credit instrument in an amount higher than 40 minimum monthly wages; (ii) arbitrarily anticipate the liquidation of assets or making payment in a damaging or fraudulent way; (iii) fraudulent deal or sale of all or substantially all assets to a third party, creditor or otherwise, attempted or actually performed; and (iv) transfer of establishment to third parties, creditors or otherwise, without the consent of all other creditors and without keeping sufficient assets to fulfill its obligations. A bankruptcy order entails two important matters concerning credits: (i) acceleration of all company indebtedness, and (ii) conversion of foreign currency-denominated debts into national currency ones.

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

Most of our directors and officers, selling shareholders and experts reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws, or to otherwise bring original actions in foreign courts to enforce such liabilities. Likewise, it may also be difficult to enforce judgments obtained in non-U.S. courts against us or against these persons, in U.S. court, including judgments obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an action in a Brazilian court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Although a person may bring an original or derivative action against us or our affiliates in the courts of the Republic of the Marshall Islands, and the courts of the Republic of the Marshall Islands may impose civil liability, including monetary damages, against us or our affiliates for a cause of action arising under Republic of the Marshall Islands law, it may impracticable for an individual investor to do so.

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

Uruguay

The enforcement of foreign judgments, including judgments of a court in the United States, will be recognized and enforced in Uruguay without review of its merits provided the following requirements are met:

•	the foreign judgment shall meet the formal requirements necessary for it to be considered authentic in the jurisdiction where it was rendered (i.e. notarization, legalization and/or apostille as the case may be);
•	the foreign judgment and any relevant documents should be duly legalized or apostilled in the country where the decision was issued and translated into Spanish (if necessary) by a duly authorized Uruguayan translator;
•	the judgment shall have been rendered by a court with international jurisdiction to hear the matter pursuant to its own law and the matter should not be one in which Uruguayan Courts enjoy exclusive jurisdiction;
•	the defendant must have been properly served notice of the proceeding and granted a reasonable opportunity to defend and present its case;
•	the judgment must be final (“res judicata”) in the country where it was issued and must have complied with all formalities required for the enforceability under the laws of the country where it was issued; and;
•	the decision shall not violate Uruguayan international public policy principles (orden publico internacional).

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

Brazil

Judgments of Brazilian courts enforcing obligations under the guarantees would be payable only in Brazilian currency. If a plaintiff were to bring proceedings against us in the courts of Brazil seeking to enforce the obligations under the guarantees, we would not be required to discharge our obligations in a currency other than Brazilian currency. Any judgment obtained against us in Brazilian courts in respect of any payment obligations under the guarantees would be payable in Brazilian currency. We cannot provide any assurance that this amount in Brazilian currency will afford a plaintiff full compensation of the amount sought in any such litigation.

Certain requirements must be met for the recognition and enforceability of foreign judgments in Brazil. Subject to the following, a final and conclusive judgment for civil liabilities rendered by any court in the United States or elsewhere would be recognized in the courts of Brazil (to the extent that Brazilian courts have jurisdiction) and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment has been previously ratified by the Brazilian Superior Court of Justice (Superior Tribunal de Justica), such ratification being subject to:

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

In addition, a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must grant a pledge to guarantee the payment of the defendant’s legal fees and court expenses related to court procedures. This pledge must be in an amount sufficient to satisfy the payment of court fees and defendant’s attorneys’ fees, as determined by the Brazilian judge. This requirement will not apply (1) when an exemption is provided by an international agreement or treaty that Brazil is a signatory to; (2) in the case of claims for collection relating to an instrument which may be enforced in Brazilian courts without a review on the merits (titulo executivo extrajudicial); (3) in the case of enforcement of foreign judgments that have been duly recognized by the Brazilian Superior Court of Justice (Superior Tribunal de Justica); or (4) counterclaims as established according to Article 83 of the Brazilian Code of Civil Procedure.

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

The 2025 Notes are subject to certain fraudulent transfer and conveyance statutes, which may have adverse implications for the holders of the 2025 Notes.

Fraudulent transfer and insolvency laws may void, subordinate or limit the rights of the holders of the 2025 Notes.

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

If a court were to find that the issuance of the 2025 Notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the 2025 Notes or such guarantee, or require the holders of the 2025 Notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, the holders of the 2025 Notes may not receive any repayment as provided in the terms of the 2025 Notes. Further, the voidance of the 2025 Notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such other debt.

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

Other Jurisdictions

The laws of the other jurisdictions in which guarantors may be organized may also limit the ability of such guarantors to guarantee debt of a parent company. These limitations arise under various provisions or principles of corporate law which include provisions requiring a subsidiary guarantor to receive adequate corporate benefit from the financing, rules governing preservation of share capital, thin capitalization and fraudulent transfer principles. In certain of these jurisdictions, the guarantees will contain language limiting the amount of debt guaranteed so that the applicable local law restrictions will not be violated. Accordingly, if an individual were to enforce the guarantees in such jurisdictions, such claims could be limited. Furthermore, although we believe that the guarantees of such guarantors are enforceable (subject to local law restrictions), a third-party creditor may challenge these guarantees and prevail in court. We can provide no assurance that the guarantees will be enforceable.

Risks Relating to Our Organizational Structure

We are a majority-owned subsidiary of Navios Holdings, through which significant controlling stockholders, along with members of our management team, may exert considerable influence over our actions.

Navios Holdings, through its wholly owned subsidiary, Navios Corporation; and Sinimalec, through its wholly owned subsidiary, Peers Business Inc. (“Peers”) are our significant stockholders. Navios Holdings currently owns 63.8% of our outstanding common stock, and Angeliki Frangou, our Chairwoman, currently beneficially owns approximately 34.8% of the outstanding common stock of Navios Holdings. Peers, which is beneficially owned by the families of Claudio Pablo Lopez, our Chief Executive Officer, Horacio Enrique Lopez, our Chief Operating Officer — Shipping Division, and Carlos Augusto Lopez, our Chief Commercial Officer — Shipping Division, currently owns 36.2% of our outstanding common stock. Navios Holdings and Peers, as the beneficial owners of our common stock have the power to control our actions and the outcome of matters on which our stockholders are entitled to vote. Navios Holdings, Ms. Frangou and the Lopez family may pursue interests different from the interest of our debt holders in determining these matters.

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

All of our common shares held by Navios Corporation have been pledged in support of certain indebtedness incurred by Navios Holdings. If Navios Holdings fails to fulfill its obligations under the agreements governing its indebtedness, then Navios Holdings bondholders may foreclose on our common shares that Navios Corporation has pledged, which could result in a change of control of Navios Logistics. In such event, any new controlling party may have a different philosophy, be less experienced in the logistics business or the markets in which we operate, replace or cause the resignation of our directors and executive officers or be unsuccessful in identifying growth opportunities. Further, any such new controlling party may have interests that are different from those of the current controlling parties and may hold interests in businesses that compete directly or indirectly with us or supply us with goods and services. Any of the foregoing could have a material adverse effect on our business, financial condition and operating results. See “Item 7. Major Shareholders and Related Party Transactions.”

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

We have a strategic relationship with Navios Holdings, which has broad experience and a global network of relationships in the maritime industry, and with Navios Shipmanagement, a former subsidiary of Navios Holdings currently controlled by our Chairwoman, which provides us with administrative and other services in the operation of our business as discussed more fully below. We believe our relationships with Navios Holdings and Navios Shipmanagement, including our ability to leverage their network of relationships, including relationships with commercial and other banks, will enable us to engage in innovative financing and to access debt and capital markets financing on favorable terms. We believe that we can use our relationship with Navios Holdings and Navios Shipmanagement, and their established business reputations, in order to obtain favorable long-term time contracts and attract new customers. If our relationships with either of Navios Holdings or Navios Shipmanagement end or are significantly altered, or if their financial condition deteriorates, our business, results of operations and financial position could be materially and adversely affected.

On August 29, 2019, we entered into an assignment agreement with Navios Corporation and Navios Shipmanagement, whereby the administrative services agreement originally entered into between us and Navios Holdings on April 12, 2011, first assigned to Navios Corporation on May 28, 2014 and subsequently amended on April 6, 2016 and January 01, 2022 to extend the duration of the agreement until January 01, 2027 (as assigned and amended, the “Administrative Services Agreement”), was assigned from Navios Corporation to Navios Shipmanagement. On August 30, 2019, Navios Holdings announced that it sold its ship management business, including Navios Shipmanagement, to N Shipmanagement Acquisition Corp., an entity affiliated with Angeliki Frangou. We cannot be certain that Navios Shipmanagement will not have conflicts of interest. Even considering our efforts to enter into transactions with affiliated persons and other related parties at rates and on terms as favorable to us as would be charged by unrelated parties, and that certain of our debt agreements will prohibit us from entering into transactions with our affiliates on terms that are materially less favorable to us than those that would have been obtained in comparable transactions with unrelated parties, there will always be an inherent conflict of interest between our interests and those of our affiliates and related parties, including Ms. Frangou and Navios Shipmanagement.

Pursuant to the Administrative Services Agreement, Navios Shipmanagement will continue to provide certain services to us, including bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and integration of any acquired businesses and will be reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. We rely on Navios Shipmanagement to perform obligations under the Administrative Services Agreement. If we undergo a change of control, Navios Shipmanagement may terminate the Administrative Services Agreement upon 120 days’ notice. If the Administrative Services Agreement is terminated or our relationship with Navios Shipmanagement ends or is significantly altered, we may not have access to these services or be able to capitalize on Navios Shipmanagement’s global network of relationships to source acquisitions, obtain competitive debt financing and engage in innovative financing and could incur operational difficulties or losses. In addition, we may not benefit from the same financial flexibility our association with which Navios Shipmanagement provides us and, as a result, may not be able to access debt financing on favorable terms, or at all. See the section entitled “Item 7.B. Major Shareholders and Related Party Transactions—Certain Relationships and Related Party Transactions—Administrative Services Agreement.”

Certain of our directors, officers, and principal shareholders are affiliated with entities engaged in business activities similar to those conducted by us or that compete directly with us, causing such persons to have conflicts of interest.

Some of our directors, officers and principal stockholders have affiliations with entities that have similar business activities to those conducted by us. Our controlling shareholder, Navios Holdings, is a global seaborne shipping and logistics company that operates numerous businesses focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. Certain of our directors are also directors of competitor shipping companies, or may engage in similar businesses in the future. These other affiliations and business activities may give rise to certain conflicts of interest in the course of such individuals’ affiliations with us.

Our success depends upon our management team and other employees, and if we are unable to attract and retain key management personnel and other employees or our management team fails to provide the capabilities that we require, our results of operations may be negatively impacted.

Our success depends to a significant extent upon the abilities and efforts of our management team and our ability to retain them. In particular, many members of our senior management team, including our Chairwoman, our Chief Executive Officer, our Chief Financial Officer, our Chief Operating Officers and our Chief Commercial Officer, have extensive experience in the logistics and shipping industries. Some of these individuals also serve in various capacities for other entities affiliated with our controlling shareholder, Navios Holdings. If we were to lose their services for any reason, it is not clear whether any available replacements would be able to manage our operations as effectively. Further, the obligations of individuals employed by us who also serve in capacities for other entities affiliated with Navios Holdings may give rise to certain conflicts with our interests in the future, including the diversion of their attention or focus away from our business. The loss of any of the members of our management team or the capabilities we expect them to provide on an ongoing basis could impair our ability to identify and secure vessel contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete. We do not maintain key man insurance on any of our officers. Further, the efficient and safe operation of our fleet and ports requires skilled and experienced crew members and employees. Difficulty in hiring and retaining such crew members and employees including as a result of public health or safety concerns and governmental restrictions caused by the ongoing COVID-19 pandemic, could adversely affect our results of operations.

We are incorporated in the Republic of the Marshall Islands, a country that does not have a well-developed body of corporate law, which may negatively affect the ability of holders of our securities to protect their interests.

Our corporate affairs are governed by our Amended and Restated Articles of Incorporation and bylaws and by the Republic of the Marshall Islands Business Corporations Act (“BCA”). The provisions of the BCA resemble the provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. The BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, and the BCA is interpreted and construed by Delaware laws and the laws of other states with substantially similar legislative provisions. However, investors may have more difficulty protecting their interests in the face of actions by management, directors or controlling shareholders than they would in the case of a corporation incorporated in the State of Delaware or another U.S. jurisdiction.

We and certain of our officers and directors may be difficult to serve with process as we and our subsidiaries are incorporated in various jurisdictions outside the United States and certain of our officers and directors may reside outside of the United States.

We are incorporated under the laws of the Republic of the Marshall Islands, and our subsidiaries are organized under the laws of various countries and all of our assets are located outside of the United States. Our business is operated primarily from our offices in Uruguay, Argentina, Paraguay and Brazil. In addition, our directors and officers are all non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for investors to bring an action against us or against these individuals in the United States if such investors believe that their rights have been infringed under securities laws or otherwise. Although investors may bring an original action against us or our affiliates in the courts of the Republic of the Marshall Islands, and the courts of the Republic of the Marshall Islands may impose civil liability, including monetary damages, against us or our affiliates for a cause of action arising under Republic of the Marshall Islands law, it may impracticable for investors to do so.

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

General Risks

The ongoing COVID-19 pandemic has disrupted and could continue to disrupt charter rates, vessel values and could have an adverse impact on our business, financial condition, results of operations or prospects.

The ongoing COVID-19 pandemic, or future epidemics or pandemics, and the responses of governments to such occurrences in the markets in which we operate, could affect our business. Such governmental measures could result in delayed deliveries of vessels we purchase, construction delays in our port facilities, disruptions in our operations, and significant negative effects on global markets. Furthermore, pandemic-related events could reduce demand for our services, interrupt the operation of our port terminal facilities, reduce global demand for commodities, affect the price of regional freights, hires and port tariffs, and otherwise disrupt the operations of our customers and suppliers.

If the effects of the COVID-19 pandemic remain ongoing, we may be unable to charter our vessels at the rates or for the length of time we currently expect, or to commence or complete the construction of our planned port terminal facility in Port Murtinho. The ongoing and future impact on our business of the COVID-19 pandemic remain uncertain. Should our customers or charterers be under financial pressure from the impact of the pandemic on their businesses, such financial pressure could negatively affect their willingness or ability to perform their obligations to us or could cause a decrease in the services they seek from us. The loss or termination of any of our contracts, or a decline in payments thereunder, could have a material adverse effect on our business, results of operations and financial condition.

Any prolonged outbreak, new variants or new outbreaks may disrupt our operations. All these measures have affected and may further affect the process of construction and repair of vessels, as well as the presence of workers in shipyards, of administrative personnel in their offices, and embarkation and disembarkation of seafarers. Any prolonged restrictive measures in order to control the COVID-19 pandemic or other adverse global public health developments may have a material and adverse effect on our business operations and demand for our services generally. We may also face liability or additional costs to the extent there is an outbreak on one of our ships and claims arise alleging exposure to COVID-19 in connection with one of our vessels or in the course of our operations.

To the extent the consequences of the COVID-19 pandemic continue to have a negative impact on our business and financial results, it may also have the effect of heightening many of the other risks described herein, such as those relating to our indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

We can provide no assurance as to whether, in the future, the risks described in this annual report will change or as to the extent of any losses we may experience, nor can it be assured that there will be no material uncertainties in our ability to continue as a going concern. There can be no assurance that other regional or global outbreaks of disease will not occur, and any such outbreaks may have a material adverse effect on our business.

We are subject to certain credit risks with respect to our counterparties on contracts, and the failure of such counterparties to meet their obligations could cause us to suffer losses on such contracts and thereby decrease revenues and income.

We charter-out our fleet, provide handling services for commodities and rent the space of our tanks, stockpiles and silos to other parties, who pay us hire on a daily rate or rate per ton or per cubic meter stored or moved. We also enter into spot market voyage contracts, for which we receive a rate-per-ton to carry a specified cargo on a specified route. If the counterparties fail to meet their obligations, we could suffer losses on such contracts, which could materially and adversely affect our financial condition and results of operations. In addition, after a counterparty defaults on a contract, we would have to enter into new contracts at possibly lower rates. It is also possible that we would be unable to secure a contract at all. If we enter into new contracts at lower rates or are unable to replace the contracts, our financial condition and results of operations could be materially and adversely affected.

We may be unable to obtain financing for our growth or to fund our future capital expenditures, which could materially and adversely affect our results of operations and financial condition.

Our capital expenditures during the years ended December 31, 2021, 2020 and 2019 were $23.8 million, $8.4 million and $7.9 million, respectively, mainly used to acquire and/or pay installments for among others: eighteen second-hand liquid barges, three pushboats, six newbuilding liquid barges and the development of a new upriver terminal. In order to follow our current strategy for growth, we will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures. Further, the construction of our planned Port Murtinho Terminal and Nueva Palmira Free Zone new liquid port terminal may result in a material increase in our capital expenditures.

In the future, we will also need to make capital expenditures required to maintain our current ports, fleet and infrastructure. Cash generated from our earnings may not be sufficient to fund all of these measures. Accordingly, we may need to raise capital through borrowings or the sale of debt or equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control, including disruptions in the international financial markets as a result of the current Russian/Ukraine armed conflict or the ongoing COVID-19 pandemic. If we fail to obtain the funds necessary for capital expenditures required to maintain our ports, fleet and infrastructure, we may be forced to take vessels out of service or curtail operations, which could materially harm our revenues and profitability. If we fail to obtain the funds that might be necessary to acquire new vessels, expand our existing infrastructure, or increase our working capital or capital expenditures, we might not be able to grow our business and our earnings could suffer. Furthermore, despite covenants under the indenture governing the 2025 Notes and the agreements governing our other indebtedness, we will be permitted to incur additional indebtedness, which could limit cash available for working capital and to service our indebtedness. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Interest-Bearing Loans and Borrowings.”

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

Global financial markets and economic conditions remain subject to significant vulnerabilities. The Russian/Ukrainian armed conflict, turmoil and hostilities in Afghanistan, Iran, Iraq, North Korea, Syria, Venezuela and Yemen, other current conflicts, the refugee crisis in Europe and Middle East, and global concerns regarding the COVID-19 outbreak have led to increased volatility in global credit and equity markets. This has all materially affected the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in certain European countries, which may expose us to a loss of cash deposits or cash equivalents.

The ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, is uncertain. Expected global economic weakness and volatility resulting from the Russian/Ukrainian armed conflict and COVID-19 pandemic may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

Furthermore, we may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt, if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Due to the fact that we would possibly cover all or a portion of the cost of any new acquisition or construction with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or other assets or acquire or develop new business or assets. In addition, the economic uncertainty worldwide has made demand for shipping services volatile and has reduced charter rates, which may adversely affect our results of operations and financial condition. Currently, the economies of the United States, the EU, China, Japan, other Asia Pacific countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has in the past driven decreased rates and vessel values.

We could face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the uncertainty in market conditions and the regulatory climate in the United States, Europe and worldwide could adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. The current adverse market conditions may last longer than we anticipate. These recent and developing economic and governmental factors could have a material adverse effect on our results of operations, financial condition, cash flows.

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

Our international operations and activities could expose us to risks associated with trade and economic sanctions, prohibitions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the EU and its member countries, as described in this report. Under economic and trade sanctions laws, governments may seek to impose modifications to, or prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties and result in us being excluded or restricted in our access to international banking and finance markets. To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow compliance procedures to avoid economic sanctions violations.

Considering U.S. as well as EU sanctions (sanctions currently imposed by the United Kingdom (the “UK”) - whose law frequently governs relations with our contractual counterparts - are broadly similar to the EU) and the nature of our business, there is a constant sanctions-related risk for us due to the worldwide trade of our vessels, which we seek to minimize by the implementation of our corporate Economic Sanctions Compliance Policy and Procedures and our compliance with all applicable sanctions and embargo laws and regulations. Although we intend to maintain such Economic Sanctions Compliance Policy and Procedures, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation and be imputed to us.

We continually monitor developments in the United States, the EU, U.K. and other jurisdictions that maintain economic sanctions against Iran, Russia, Crimea, Venezuela other countries/areas, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries being chartered to certain parties or for certain trade, or could restrict the cargoes of our vessels.

In addition, given our relationship with Navios Maritime Holdings Inc. we cannot give any assurance that an adverse finding against them by a governmental, legal, or other authority, with respect to sanctions matters, or any future matter related to regulatory compliance by Navios Maritime Holdings Inc. would not have a material adverse impact on our business, reputation or the market price of our securities.

If any of the risks described herein materializes, it could have a material adverse impact on our business and results of operations.

For a description of the economic and trade sanctions and other compliance requirements under which we operate please see “Item 4.B. Information on the Company—Business Overview—Sanctions and Compliance.”

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

As an international logistics company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act 2010 (the “U.K. Bribery Act”) which is broader in scope than the FCPA because it does not contain an exception for facilitation payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and the results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policies, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation.

Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability that could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In the ordinary course of business, we rely on information technology networks and systems to process, transmit, and store electronic information, and to manage or support a variety of business processes and activities. Additionally, we collect and store certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of our business. Despite the cybersecurity measures we have designed to protect and secure our data, our information technology networks and infrastructure may be vulnerable to damage, disruptions, or shutdowns due to attack by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Any such events could result in legal claims or proceedings, liability or penalties under privacy or other laws, disruption in operations, and damage to our reputation, which could have a material adverse effect on our business, financial condition, cash flows and results of operations. As of December 31, 2021, the Company was not aware of any material cybersecurity incident.

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

Item 4. Information on the Company

A. History and Development of the Company

We have a long history of operating in the Hidrovia Region of South America. We were established in December 2007 through the merger of CNSA, an entity founded by one of our predecessor companies in 1955, and the Horamar Group (“Horamar”). CNSA owned and operated the largest bulk transfer and storage port terminal in Uruguay. Horamar, formed in 1992, was a privately held Argentina-based group specializing in the transportation and storage of liquid cargoes and the transportation of drybulk cargo in South America along the Hidrovia Region. The combination of CNSA and Horamar under the Navios Logistics umbrella created one of the largest logistics businesses in the Hidrovia Region. For additional information, see “Item 4.B. Information on the Company—Business Overview—Corporate Information.”

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed: (a) $112.2 million in cash; and (b) the authorized capital stock of its wholly owned subsidiary CNSA in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% of the outstanding stock of Navios Logistics. Navios Logistics acquired all ownership interests in Horamar in exchange for: (a) $112.2 million in cash; and (b) the issuance of 7,235 shares of Navios Logistics representing 36.2% of the outstanding stock of Navios Logistics. As a result, Navios Holdings owns 63.8% of Navios Logistics.

For a discussion of our capital expenditures, see “Item 5.B. — Liquidity and Capital Resources.”

Corporate Information

Our legal and commercial name is Navios South American Logistics Inc. We have been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. Our office and principal place of business is located at Aguada Park Free Zone, Paraguay 2141, Of. 1603 Montevideo, Uruguay and our telephone number is +(30) (210) 459-5000. Our website is http://www.navioslogistics.com. The information on our website is not incorporated by reference into this report and should not be considered to be a part of this report. Trust Company of the Republic of the Marshall Islands, Inc. serves as our agent for service of process, and our registered address, as well as address of its agent for service of process is Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Republic of the Marshall Islands MH96960. We maintain offices in Montevideo — Uruguay, Buenos Aires — Argentina, Asuncion — Paraguay, and Corumba — Brazil. We own the Nueva Palmira dry ports and transfer facilities indirectly through our Uruguayan subsidiaries, CNSA and Granos, and the San Antonio port facility through our Paraguayan subsidiary, Petrolera San Antonio S.A. (“Petrosan”). All of our material subsidiaries are wholly owned.

The SEC maintains an Internet site that contains reports and other information filed electronically by us with the SEC, which are available without cost at www.sec.gov.

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

Navios Logistics has a long history of operating in the Hidrovia Region. Navios Logistics has consistent contract renewals and longstanding relationships with a diverse group of large customers, primarily comprised of major international agriculture, mining and oil companies and their affiliates such as Archer Daniels Midland Company (“ADM”), Cargill International S.A. (“Cargill”), Louis Dreyfus Holding B.V. (“Louis Dreyfus”), Petropar SA (“Petropar”) (the national oil company of Paraguay), YPF S.A. (“YPF”), Trafigura Group Pte Ltd (“Trafigura”), Vale, and Vitol. These long-term customer relationships arise from our reputation for reliability and high-quality service. In its Grain Port Terminal in Uruguay, Navios Logistics has been serving three of its key customers, ADM, Cargill and Louis Dreyfus, for more than 22 years on average. In its Liquid Port Terminal, liquid barge transportation and Cabotage Business, Navios Logistics has long-term relationships with its global petroleum customers for more than 18 years on average (such as Axion Energy, Petrobras Group, YPF and Shell or their successors). In its Barge Business, Navios Logistics started its relationship with Vale in 2008 for iron ore transportation and has signed new contracts for storing and transshipping iron ore and other commodities since then. For additional information on the Vale port contract, see “Item 3.D Risks Factors—Risks Relating to Our Industry and Our Business—Vale’s payments represent a significant portion of our revenue and if Vale were unable or unwilling to fulfill their obligations under the in-force agreements with us, it could significantly reduce our revenues and cash flow.”

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

Since the business combination in January 2008, Navios Logistics has grown its vessel fleet from 123 to 367 vessels, including barges, pushboats and tankers, all owned by Navios Logistics.

The following is the core fleet as of April 1, 2022.

Navios Logistics Fleet Summary (owned)

Pushboats/ Barges/ Inland Oil Tankers Fleet (1)	Number of Vessels	Capacity/BHP	Description
Pushboat Fleet	30	107,920 BHP	Various Sizes and Horsepower
Dry Barges	268	474,050 DWT	Dry Cargo
Tank Barges	58	178,948 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG
Total	359
(1)	The average age of our pushboats, weighted on the basis of horsepower, is 34 years. The average age of our barges, weighted on the basis of DWT, is 25 years.

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
He Man H	2012	1,693	Double-hulled Bunker Vessel
Elena H	2018	4,999	Double-hulled Product Tanker
Total		87,916

Our Markets

We have three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. We primarily operate in Uruguay, Argentina, Brazil and Paraguay. The table below reflects a breakdown of our total revenues by category and geographical market for the years ended December 31, 2021, 2020 and 2019:

	Port Terminal Business			Barge Business			Cabotage Business
	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2021	Year Ended December 31, 2020		Year Ended December 31, 2019
Revenues by Geography
Uruguay	$85,035	$80,805	$88,687	$46,084	$48,484	$68,824	$1,124	$1,419		$—
Argentina	—	—	—	8,603	(285)	430	33,785	43,835		46,551
Paraguay	19,510	21,878	13,416	28,467	18,887	9,301	—	—		—
Total Revenues	$104,545	$102,683	$102,103	$83,154	$67,086	$78,555	$34,909	$45,254	$	$ 46,551

Port Terminal Operations

Uruguay Dry Port Terminals

We believe that the Grain Port Terminal and the iron ore terminal (the “Iron Ore Port Terminal” and together with the Grain Port Terminal, the “Dry Port Terminals”) constitute the largest independent bulk transfer and storage port terminal complex in Uruguay based on throughputs.

We have Free Zone User Agreements with Uruguay dating back to the 1950s for certain lands on which we operate in Uruguay. The agreements have been extended to 2046 and may be extended further until 2066 at our option. Additionally, since our Dry Port Terminals are located in the Nueva Palmira Free Zone, foreign commodities moving through the terminals are free of Uruguayan taxes. See “Item 3.D Risk Factors—Risks Relating to Uruguayan Free Zone Regulation.”

Our Grain Port Terminal has experienced significant growth in the last ten years from 1.0 Mt of grain moved in 2000 to 3.6 Mt of grain moved in 2019. During 2021 and 2020, throughput of our Grain Port Terminal was affected by lower Uruguayan exports due to reduced Uruguayan soybean production and lower transshipment of grains from Paraguay and Bolivia due to difficult navigation conditions because of a prolonged period of unusually warm weather and a drought in southern Brazil, Paraguay and northern Argentina that resulted in water levels in the Parana River dropping to their lowest levels in decades. We believe that there will continue to be an increase in the use of land for agriculture and implementation of technology for increasing yields on productive lands in the Hidrovia Region. To address the continuing growth in the Hidrovia Region, we have expanded our grain silo capacity (from 274,000 tons of grain cargo in 2009 to 460,000 tons of grain cargo as of December 31, 2021), installed a grain drying and conditioning facility in 2011 and completed the construction of an additional vessel-loading conveyor belt in 2013.

In 2017, we completed the development of the Iron Ore Port Terminal. Overall, we have developed 74 acres of land, and we have 144 acres available to be developed inside or near the Nueva Palmira Free Zone.

Grain Port Terminal Operation: The commodities most frequently handled include grain and grain products, including cereals, soybeans, corn and wheat. Our Grain Port Terminal receives bulk cargoes from barges, trucks, and vessels, and either transfers them directly to dry bulk carriers or stores them in our silos for later shipment. The Grain Port Terminal operates 24 hours per day, seven days per week, to provide barge and ship traffic with safe and fast turnarounds. Multiple operations may be conducted simultaneously at the Grain Port Terminal, including cargoes from vessels, barges, trucks and grain silos.

Grain Port Terminal Infrastructure: The Grain Port Terminal is unique in the region because of its sophisticated design, efficiency and multimodal operations. Our Grain Port Terminal has specially designed storage, drying and conditioning facilities and two-belt conveying systems that provide significant flexibility in cargo movement aimed at avoiding delays to trucks, vessels and barge convoys. The Grain Port Terminal currently offers approximately 460,000 tons (soybean basis) of clean and secure grain silo capacity. With nine silos (some with internal separations) available for storage, our facility provides customers storage for their commodities separate from those of other customers and allows us to identify, segregate and trace an agricultural product’s shipments in order to isolate and preserve its unique characteristics and prevent commingling (“Identity Preservation”).

The Grain Port Terminal has two docks. The main outer dock is 240 meters long and accommodates vessels of up to 85,000 DWT loading to the maximum draft permitted for vessels at the Martin Garcia and Mitre Canals. The dock has three ship loaders that are capable of loading vessels at rates of up to 48,000 tons per day, depending on the vessel, use of silos and on the type of commodity. The secondary inner dock is 170 meters long and is dedicated to the discharge of barge convoys, which is carried out on both sides of the dock. The Grain Port Terminal is capable of discharging barge convoys at rates averaging 10,000 to 14,000 tons per day, depending on the type of barges and commodity with the use of a fixed-duty cycle crane.

Iron Ore Port Terminal Operation: The commodities most frequently handled include iron ore and manganese. Our Iron Ore Port Terminal receives minerals from barges and either transfers them directly to dry bulk carriers or stores them in our stockpiles for later shipment. The Iron Ore Port Terminal operates 24 hours per day, seven days per week, to provide barge and ship traffic with safe and fast turnarounds.

Iron Ore Port Terminal Infrastructure: The Iron Ore Port Terminal is unique in the region because of its sophisticated design, efficiency and multimodal operations. Our Iron Ore Port Terminal has specially designed storage facilities and conveying systems that provide significant flexibility in cargo movements aimed at avoiding delays to vessels and barge convoys. On shore the facilities comprise an area of approximately 20 acres with two stockpiles for mineral with a storage capacity of up to 700,000 tons. Our facility provides customers storage for their commodities separate from those of other customers. Minerals at the stockpile are handled by a Stacker/Reclaimer. Auxiliary equipment for barge mooring, power, environment control and water treatment are also part of the Iron Ore Port Terminal.

The Iron Ore Port Terminal has two docks. The main outer dock is 300 meters long with two berths for vessels able to accommodate vessels on both sides; up to 150,000 DWT on the outer side, and up to 85,000 DWT on the inner side, loading to the maximum draft permitted for vessels at the Martin Garcia and Mitre Canals. The secondary inner dock is 200 meters long and is dedicated for the discharge of barge convoys, able to accommodate and discharge two barges at the same time. Vessels are loaded with a travelling shiploader and barges are unloaded by two cranes.

Paraguay Liquid Port Terminal

We own and operate an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, (the “Liquid Port Terminal”) located approximately 17 miles by river from the capital of Asuncion. We believe our port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity, with a static storage capacity of 65,660 cubic meters. The port facility serves local and international operators from Paraguay and Bolivia. Because Paraguay is not an oil producing country, its needs for both crude and refined petroleum products are served entirely by imports. The main sources of supply are from Argentina and, to a much lesser extent, Bolivia. The strategic location of the terminal at the center of the Hidrovia Waterway has comparative advantages for the provision of services to both southern and northern regions.

The Liquid Port Terminal was built to carry out operations efficiently, including the loading and unloading of barges, ships and trucks, storing in tanks and subsequent clearance for vessels and trucks. In addition to offering handling and storage services, the Liquid Port Terminal opportunistically sells refined petroleum products.

Liquid Port Terminal Operation: The Liquid Port Terminal provides short and long-term storage services for liquid cargo, as well as the sale of liquid products.

Liquid Port Terminal Infrastructure: The Liquid Port Terminal has 11 major and two auxiliary tanks with a static storage capacity of 65,660 cubic meters. The plates are carbon steel, as specified by the American Standard for Testing Materials, and the construction was performed according to the standards of the American Petroleum Institute. We have available space at the terminal to increase static storage capacity up to 100,000 cubic meters to meet our customers’ future demand.

The pier is a structure of reinforced concrete built on stilts, beams and slabs. It is 45 meters long and 4.5 meters wide, and includes two platforms, each with 148 square meters of surface area. One of the platforms, used for operation during periods of high river level, has a height of 9.05 meters. The second platform is used during periods of lower river level and has a height of 5.0 meters.

The port has an area for truck operations with a reinforced concrete floor and metal roof mounted on trusses and steel columns profiles. There are three platforms, one for liquid fuels, one for LPG and one to discharge trucks with alcohol and other refined petroleum products.

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

Fleet: We control 359 vessels in our Barge Business, including 30 pushboats, 268 dry barges, 58 tank barges and three LPG barges. Our dry barge fleet is nearly three times the size it was in January 2008. The average age of our pushboats, weighted on the basis of horsepower, is 34 years. The average age of our barges, weighted on the basis of DWT, is 25 years.

Products Transported: We provide transportation for dry cargo (cereals, cotton pellets, soy bean, wheat, limestone (clinker), mineral iron and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas (LPG)). During 2021, we transported approximately 1.9 million cubic meters of liquids or tons of dry cargo, consisting of approximately 0.6 million cubic meters of liquids and 1.3 Mt of dry cargo (compared to 1.9 million, 2.1 million and 1.7 million cubic meters of liquids or tons of dry cargo in 2020, 2019 and 2018, respectively).

Cabotage Operations

Overview: Our cabotage operations serve oil majors and major trading companies in the region to transport petroleum products to various coastal destinations. The Argentine cabotage market is restricted to established local operators with either Argentine flagged vessels or foreign flagged vessels with one-to-three year licenses for companies with sufficient Argentine tonnage. In the first quarter of 2020, we commenced operations in the Uruguay cabotage market for transportation of petroleum products through a Uruguayan double-hulled product tanker vessel. We have the competitive advantage of being able to operate in the Brazilian cabotage market through a Brazilian pushboat operator, Hidronave South American Logistics S.A. (“Hidronave S.A.”), since Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage market.

Our fleet consists of six product tanker vessels, one bunker vessel and one river and estuary product tanker.

Fleet: The table below reflects our cabotage tanker fleet as of April 1, 2022:

Vessel	Type	Built	DWT	Employment Date	Charter-Out Duration	Expiration Date of License
Malva H	Product Tanker	2008	8,974	N/A(1)	N/A(1)	N/A(2)
Estefania H	Product Tanker	2008	12,000	December 1, 2021	36 months	N/A(3)
Makenita H	Product Tanker	2009	17,508	February 16, 2022	48 months	June 26, 2022
Sara H	Product Tanker	2009	9,000	March 19, 2022	2 months	June 30, 2022
Ferni H	Product Tanker	2010	16,871	April 1, 2020	36 months	August 3, 2022
San San H	Product Tanker	2010	16,871	N/A(1)	N/A(1)	May 31, 2023
Elena H	Product Tanker	2018	4,999	October 13, 2018	60 months	August 17, 2022
He Man H	Bunker Vessel	2012	1,693	December 27, 2021	24 months	September 9, 2024
(1)	Vessels operating the spot market.
(2)	License does not apply as the vessel has an Uruguayan flag.
(3)	License does not apply as the vessel has an Argentine flag.

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

Products Transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils). During 2021, our cabotage fleet transported approximately 1.7 million cubic meters of liquids (compared to 1.9 million cubic meters in 2020 and 1.5 million cubic meters in 2019).

Competitive Strengths

We believe that the following strengths allow us to maintain a competitive advantage within the markets we serve:

Leading Integrated Infrastructure and Logistics Company in the Hidrovia Region Serving Growing End Markets. We believe that the Dry Port Terminals we own and operate are the largest independent bulk transfer and storage port terminal complex in Uruguay based on throughputs, and our Liquid Port Terminals is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. We believe we also are one of the largest owners and operators of a diverse and versatile fleet of dry and liquid barges, pushboats and oil tankers in the Hidrovia Region. Our port, barge and cabotage operations serve the needs of a diverse range of industries, including mineral and grain commodity providers as well as users of refined petroleum products. We have been able to combine our ports, barges, pushboats and tankers to offer an integrated logistics solution to our customers. We have customers that use both our Dry Port Terminals and dry barge services such as Vale, Vetria Mineracao S.A. (“Vetria”), Alicorp and other customers that use our Liquid Port Terminal and liquid barge or cabotage services such as Vitol S.A. (“Vitol”) and Petroleos Del Sur S.A. (“Petrosur”). We believe that the scale and breadth of our integrated service offerings, together with the strategic location and unique capabilities of our infrastructure assets position us well to capitalize on the continued growth expected in trade flows within the Hidrovia Region.

Strategically Located Infrastructure and Unique Operating Capabilities Make Our Solution Difficult to Replicate. Our Dry Port Terminals have served the growing grain and iron ore exports of countries in the Hidrovia Region since 1955 and are strategically located at the confluence of the Parana and Uruguay Rivers, which allows us to efficiently serve our customers’ export needs by providing easy access to the Atlantic Ocean. We operate our Dry Port Terminals under long-term concession agreements within Uruguay, a stable, investment grade-rated country. Our current licenses to operate in the Nueva Palmira Free Zone, which we have renewed and extended numerous times in the past, expire in 2046, with an option to extend the concessions until 2066 at our discretion. As enterprises operating in the Nueva Palmira Free Zone, the Dry Port Terminals are exempt from all Uruguayan taxes, and are subject only to limited operational restrictions. Our Liquid Port Terminal in Paraguay is located at the center of the Hidrovia Waterway and provides services to both southern and northern regions.

The Iron Ore Port Terminal has specially-designed storage facilities and belt conveying systems that provide significant flexibility and prevent delays to vessels and barge convoys. Our Grain Port Terminal is the principal port for Uruguayan agricultural exports and offers Identity Preservation, which contributes to high customer contract renewal rates.

We believe that our location and unique capabilities that are difficult to replicate, as well as the costly and time-consuming barriers to entering the port terminal markets in which we operate, offer us an advantage over our competitors in the region and limit their ability to take advantage of the favorable tax benefits and operational conditions from which we benefit.

We Benefit from Significant Contracted Cash Flows Underpinned by Our Long-Term Take-or-Pay Contract with Built-in Upside. The Vale port contract serviced through our Iron Ore Port Terminal is a take-or-pay services contract for the Minimum Guaranteed Quantity of 4.0 Mtpa, providing for contracted cash flows through July 2037. This contract is U.S. dollar denominated and has built-in tariff escalators that grow with inflation. In addition, the terms of the Vale port contract provide Vale with the ability to transship up to 5.0 Mt per year and a right of first refusal for use of the Iron Ore Port Terminal for quantities in excess of 5.0 Mt and up to 6.0 Mt within any contract year.

The Iron Ore Port Terminal Facility Is a Critical Link in the Corumba Iron Ore Supply Chain. Our Iron Ore Port Terminal is a high-quality asset with what we believe are best-in-class components. The Iron Ore Port Terminal was built for the purpose of handling iron ore and manganese ore to the specifications of the Vale port contract. The Iron Ore Port Terminal has specially-designed storage facilities and conveying systems that provide significant flexibility in cargo movements in order to prevent delays to vessels and barge convoys.

Significant Upside Potential at Our Port Terminal Facilities. Our Grain Port Terminal is the largest independent grain port terminal in Uruguay, based on throughput, with eight Mt per annum of annual throughput capacity. During 2021 and 2020, 2.7 Mtpa and 2.6 Mtpa of throughput were exported through our terminal respectively, leaving approximately 5.3 Mtpa and 5.4 Mtpa of incremental capacity. In 2021 and 2020, throughput of our Grain Port Terminal was affected by lower Uruguayan exports due to reduced Uruguayan soybean production and lower transshipment of grains from Paraguay and Bolivia due to difficult navigation conditions because of a prolonged period of unusually warm weather and a drought in southern Brazil, Paraguay and northern Argentina that resulted in water levels in the Paraná River dropping to their lowest levels in decades. We believe our current excess capacity, together with our unique grain port terminal capabilities, positions us to gain market share as demand for our services increases.

Our Iron Ore Port Terminal is the only dedicated mineral transshipment terminal in the Hidrovia and represents strategically important and unique infrastructure in the region. The Iron Ore Port Terminal also has significant potential for further utilization, with 10.0 Mtpa of available throughput capacity. 4.0 Mtpa represents the Minimum Guaranteed Quantity of the Vale port contract, and a further 2.0 Mtpa are exercisable at Vale’s option.

Our existing excess capacity allows us to grow and gain market share with minimal incremental investment. In addition, the capacity of both the Grain Port Terminal and the Iron Ore Port Terminal can be further expanded if there is excess demand, as we have 144 acres of undeveloped land within or near Nueva Palmira Free Zone.

The Iron Ore Port Terminal and Grain Port Terminal Benefit from a Long-term Concession in a Stable, Investment Grade-rated Country. The Dry Port Terminals operate under long-term concessions granted by the Government of Uruguay. Our licenses to operate in the Nueva Palmira Free Zone expires in 2046, with an option to extend the concessions until 2066 at our discretion. As enterprises operating in the Nueva Palmira Free Zone, the Dry Port Terminals are exempt from all Uruguayan taxes, and subject only to limited operational restrictions. We believe that these benefits offer us an advantage over our competitors in the region, where such tax and operational conditions are difficult to replicate.

Large Scale and Modern Fleet Drive Efficient Operations. We believe we are one of the largest providers of storage and fluvial and marine transportation services in the Hidrovia Region, which gives us economies of scale and increased negotiating power. We have the second largest barge fleet and the third largest cabotage fleet in the Hidrovia Region. As a fully integrated operator with in-house technical and commercial management of our fleet, we are able to control costs and increase savings across our vertically integrated business lines. We closely monitor operating expenses and continuously undertake cost-cutting initiatives such as the adoption of best practices and the utilization of process improvement teams. We also seek to optimize the use of pushboats. For example, we use some of our pushboats as part of convoys which are mixed to include both liquid and dry barges. Since most liquid products are transported upriver and most dry products are transported downriver in the region, the use of these mixed convoys allows us to use our pushboats efficiently and limit the incurrence of additional costs related to the repositioning of our barges along the Hidrovia Waterway.

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

Long-Term Customer Relationships with High-Quality Customers and Favorable Contract Terms. We have a long history of operating in the Hidrovia Region. We have consistent contract renewals and long-standing relationships with a diverse group of large customers, primarily comprised of major international agriculture,mining and oil companies and their affiliates such as ADM, Cargill, Louis Dreyfus, Petropar, YPF, Trafigura, Vale, and Vitol. These long-term customer relationships arise from our reputation for reliability and high-quality service. In our Grain Port Terminal in Uruguay, we have been serving three of our key customers, ADM, Cargill and Louis Dreyfus, for 22 years on average. In our Liquid Port Terminal, liquid barge transportation and Cabotage Business, we have long-term relationships with our global petroleum customers of more than 18 years on average. In our Barge Business, we started our relationship with Vale in 2008 for iron ore transportation and have signed new contracts for storing and transshipping iron ore and other commodities since then. In addition, almost all of our contracts are U.S. dollar denominated and most of our Dry Port Terminals’ contracts include minimum volume guarantees and built-in tariff escalators. This reduces our currency, volume and pricing risks, which enables us to have strong cash-flow visibility.

Highly Focused on Sustainability, Safety and Serving All of Our Stakeholders. The business and operational decisions we make each day at our Port Terminals and aboard our vessels are guided by our focus on serving all of our stakeholders, including attention to the health and safety of our crew, our vessels and the environment. We believe that waterway transportation is more environmentally friendly than any alternative modes of transportation, such as by truck or rail, in addition to being one of the most fuel-efficient, and we are committed to maintaining a low carbon footprint throughout our operations. Our modern and clean infrastructure includes water treatment facilities and dust suppression systems to bolster environmental protection in the management of minerals, and our Liquid Port Terminal operates in compliance with the highest standards of our major oil customers. We are proud to have conducted our operations to date without any environmental incidents of significance within our Port Terminals.

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

Capitalize on Attractive Fundamentals in Our Businesses. As an operator of some of the largest, most modern and strategically located port facilities, together with one of the largest fleets of barges and product tankers in the Hidrovia Region, we believe we are well positioned to capitalize on the attractive fundamentals for port logistics and fluvial and marine transportation services in the region. Our ability to combine our Port Terminals in Uruguay and Paraguay with our versatile fleet of barges, pushboats and tankers to offer integrated, end-to-end logistics solutions for both our dry and liquid customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia Region has allowed us to differentiate our business and offer superior services compared to our competitors. There currently exists a shortage of adequate rail and highway infrastructure in South America to meet the growing demand for exports, and the Hidrovia Waterway and coastal trade represent some of the more cost-efficient methods of transportation in the region. The Hidrovia Waterway is one of the largest navigable river systems in the world, comparable in length to the Mississippi River system in the United States, but carries only 20% of the cargo carried on the Mississippi River system, indicating potential for further development.

Leverage Our Track-Record of Successful Development for Further Expansion. We regularly review opportunities to invest in new port facilities and other infrastructure and increase the size and capacity of our barge and cabotage fleets. For example, we have expanded the storage and transshipment capacity of our Grain Port Terminal, we have also successfully developed our Iron Ore Port Terminal for minerals in Nueva Palmira to service the Vale port contract, and have expanded our Liquid Port Terminal. In 2019, we ordered the construction of six liquid barges, five of which were delivered in the fourth quarter of 2020 and the remaining one was delivered in January 2021. The total consideration for the six liquid barges is $17.8 million and they have been contracted under a five year time charter contract. In 2020 we signed a purchase agreement with third parties for the acquisition of three pushboats and 18 tank barges (the “2020 Fleet”), operating in the Hidrovia Waterway, for a purchase price of $30.0 million. Included as a component of the acquisition of the 2020 Fleet was a firm customer contract, in the form of a contract of affreightment for the transportation of a minimum of 1,250,000 cubic meters of fuel during a period of up to five years (the “2020 Fleet CoA”). The acquisition was completed on March 22, 2021.

In addition to these previous investments, we are currently developing a multipurpose upriver port terminal in Port Murtinho in the state of Mato Grosso do Sul, in the center-west region of Brazil, for exports of agricultural commodities and imports of fertilizers and fuel products. We believe that this is an attractive investment opportunity because of the strong growth expected in the Mato Grosso do Sul area. Since 2018, we have purchased approximately 9.0 hectares of undeveloped, land, including river front, located in Port Murtinho on which we expect to construct the new terminal. We have developed a master plan for the Port Murtinho Terminal and concluded the licensing process for construction. As of the date of this report, we expect to complete construction of the new terminal in 2023. The new terminal is still in the early stages of development, and there can be no assurance we will complete construction of the Port Murtinho Terminal. We currently have no material commitments in respect of the construction of the terminal. Our planned investment for this project is approximately $35 million.

        We also have 144 acres available to be developed inside or near the Nueva Palmira Free Zone in Uruguay. In part of this available land, we plan to develop a new terminal for liquid products. The new liquid terminal will service the market for the storage and transshipment of fuel products for export from countries of the Hidrovia Region and the sale of fuel products within Nueva Palmira Free Zone for bunkering operations of vessels and push boats. The development of this terminal depends on numerous governmental authorizations and permits. The new liquid terminal could also service the market for storage and sale of fuel products in Uruguay, however this operation requires a regulatory change that would open up the market to the private sector for import of fuel products in Uruguay, which is currently a state monopoly. Before commencement of operations of the new liquid terminal, we intend to start liquid operations in the area by selling liquid products within the Nueva Palmira Free Zone, which does not require any change in local regulation. There can be no assurance that we will obtain all necessary authorizations and permits, or this change in regulation will materialize, or that the new liquid terminal in Nueva Palmira will be constructed. We currently have no material capital commitments in respect of the construction of the terminal. Our planned investment for this project is approximately $50 million.

Continue to Capitalize on Long-Term Contracts and Optimize Our Chartering Strategy. Our business has grown with support from our long-term contracts, and we believe we are well positioned to capitalize on continued opportunities to secure contracted cash flow. Our Dry Port Terminals have provided our business with stability through longstanding contracts containing minimum volume guarantees and consistent contract renewals with high quality counterparties in diverse end markets. Our Barge Business consists of convoys chartered primarily under time charter contracts or CoAs and our Cabotage Business consists of tankers chartered typically on one- to three-year time charter contracts. We continually monitor developments in the logistics industry and make charter-related decisions based on an individual vessel and segment basis, as well as on our view of overall market conditions in order to implement our overall business strategy. Some of our charters provide fixed pricing, minimum volume requirements and fuel price adjustment formulas. Furthermore, we intend to develop relationships with new customers as we grow our fleet capacity.

Generating Operating Efficiencies and Capitalize on Our Operational Excellence. We have identified opportunities and are implementing plans to further increase overall efficiency and profitability. For example, our Iron Ore Port Terminal has state-of-the-art unloading equipment, including two cranes, a conveyer belt system and a traveling shiploader with a capacity of 3,900 tons per hour (enabling a turnaround of less than two days for baby capsize vessels), and can handle cargo without the need for trucks or payloaders. We also continue to focus on optimizing our barge and tug scheduling, maximizing loads and convoy size and minimizing empty return voyages. We further benefit from our relationships with Navios Holdings, a global seaborne shipping and logistics company with over 60 years of expertise in the industry, and Navios Shipmanagement, which provides us with administrative management services. See “—Continue to capitalize on our relationships with Navios Holdings and Navios Shipmanagement”, below.

Continue to Improve Quality. We have developed a reputation for having quality operations in the port logistics and fluvial and marine transportation industry. We have implemented a quality improvement process to identify customer requirements and maintain processes designed to meet those requirements. We have obtained the following certifications: (i) for our Cabotage Business and our Argentine subsidiary, (a) ISO 14001 (Environmental Management), (b) ISO 50001 (Energy Management) and (c) ISO 9001 (Quality); (ii) for our Dry Port Terminals in Uruguay, (a) ISO 9001 (Reception Storage and Loading Service of dry bulk material (grains, oilseeds, soy flour/pellets and minerals), (b) GMP+ B3 Trade, Collection and Storage & Transshipment, and (c) ISPS Code security of ships and of port facilities; (iii) for our Liquid Port Terminal, ISO 9001; and (iv) for our Paraguayan subsidiary operating our Barge Business, ISM code certificate. We seek to involve the entire workforce to continually improve these processes on an ongoing basis. Our emphasis on quality allows us to provide customer service at a competitive price. Our reputation enhances our ability to successfully secure valuable contracts and has allowed us to build strong relationships with our customers.

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

Our Fleet Management

We conduct all daily technical and commercial management for our owned fleet in-house. These services, as well as administration of our fleet, are provided from several offices situated in Argentina, Paraguay, Uruguay and Brazil. We will continue to undertake all technical and commercial management for our barges and pushboats and vessels, such as drydocking, repairs and maintenance, including the purchasing of supplies, spare parts and husbandry items, crewing, superintendence and preparation and payment of all related accounts.

Employees and Crewing

We crew our fleet with Argentine, Brazilian and Paraguayan officers and seamen. Our fleet managers are responsible for selecting the crew.

As of December 31, 2021, we employed 409 land-based employees: 28 employees in the Asuncion, Paraguay office, 47 employees at the port facility in San Antonio, Paraguay, 101 employees in the Buenos Aires, Argentina office, six employees in the Montevideo, Uruguay office, 215 employees at the Dry Port Terminals in Uruguay, and 12 employees in the Corumbá, Brazil office.

Certain of our operations in Argentina, Paraguay, Uruguay and Brazil are unionized. We believe that we have good relations with our employees and seamen and since our inception we have had no history of significant work stoppages.

Competition

We believe we are one of the largest providers of infrastructure, logistics and fluvial and marine transportation services in the Hidrovia Region, with the region’s second largest barge fleet and the third largest cabotage fleet in Argentina. We believe our ownership of river ports, including our Dry Port Terminals in Uruguay that provide access to the Atlantic Ocean, allows us to offer a logistics solution superior to our competitors that also operate barges and pushboats. We also compete based on reliability, efficiency and price.

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

We face competition in our Barge and Cabotage Businesses with transportation of oil and refined petroleum products from other independent shipowners and from vessel operators who primarily charter vessels to meet their cargo carrying needs. The charter markets in which our vessels compete are highly competitive. Key competitors include Atria Logistica S.A., Hidrovias do Brasil, Interbarge, P&O and Fluviomar. In addition, some of our customers, including ADM, Cargill, Louis Dreyfus and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. We also compete indirectly with other forms of land-based transportation such as truck and rail. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility. These companies and other smaller entities are regular competitors of ours in our primary tanker trading areas. We believe that our ability to combine our ports in Uruguay and Paraguay with our versatile fleet of barges, pushboats and tankers to offer integrated, end-to-end logistics solutions for both our dry and liquid customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia Region has allowed us to differentiate our business and offer superior services compared to our competitors.

REGULATION

Environmental, Safety, and Security Regulations

Shipping is one of the world’s most heavily regulated industries, as it is subject to both governmental regulation and industry standards. The governmental regulations to which we are subject include local and national laws and regulations, as well as international treaties and conventions promulgated by the International Maritime Organization (“IMO”), the United Nations agency governing the maritime sector. We also are subject to regulation by ship classification societies and industry associations, which often have independent standards. Worldwide enforcement of environmental laws is on the rise, and national and local laws and regulations may be more stringent than international conventions, as well as industry standards. Violations of these laws, regulations, treaties, and other requirements could result in sanctions by regulators, possibly fines, penalties, delays, and detention.

The primary areas of maritime laws and standards to which we are subject include environment, safety, and security, as provided in detail below.

Pollution Prevention

The International Convention for the Prevention of Pollution from Ships, or “MARPOL,” is the primary international convention governing vessel pollution prevention and response. MARPOL includes six annexes containing regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances (“NLS”) in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions, including sulfur oxides (“SOx”), nitrogen oxides (“NOx”), and particulate matter (Annex VI). The annexes also contain recordkeeping and inspection requirements. Fines and penalties may apply for MARPOL violations, particularly for improper discharges into the air or water.

Under MARPOL Annex I, our ships are required to have an International Oil Pollution Prevention (“IOPP”) Certificate and a Shipboard Oil Pollution Emergency Plan; under Annex IV, an International Sewage Pollution Prevention Certificate; under Annex V, a Garbage Management Plan; and under Annex VI, an International Air Pollution Prevention Certificate issued by their flag States, among other requirements, some of which must be approved by their flag States. Additionally, Annex II separates NLS into three categories (X, Y, and Z), depending upon the seriousness of the hazard presented, and Annex III contains requirements for safe handling of packaged substances that represent a serious risk to the environment, as well as guidelines for identification of harmful substances. For example, any relevant documents, such as the ship’s manifest, must identify the substances carried, if any, aboard our vessels.

Of note, the emissions standards for sulfur oxides (“SOx”) under MARPOL Annex VI were recently amended. As of January 1, 2020, the standard was lowered to 0.5% worldwide (down from the previous level of 3.5%). Current regulations also allow for special emissions control areas (“ECAs”) to be established with more stringent controls on emissions of 0.1% sulfur, particulate matter, and nitrogen oxide emissions. Thus, the 0.5% sulfur content requirement applies outside the ECAs. Depending on the type of vessel, transitioning to use of low sulfur fuel as a means of compliance may have required fuel system modification and tank cleaning. Another means of compliance is the installation of pollution control equipment (exhaust gas cleaning systems or scrubbers), allowing the vessel to use the existing, less expensive, high sulfur content fuel.

Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only, subject to the 2017 amendments described below); the North Sea area including the English Channel (limiting SOx emissions only subject to the 2017 amendments described below); the North American ECA (limiting SOx, nitrogen oxides (“NOx”),, and particulate matter emissions); and the U.S. Caribbean ECA (limiting SOx, NOx, and particulates). The IMO adopted in 2017 the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI as well, which took effect in January 2021 for new vessels constructed on or after January 1, 2021 or existing vessels that replace an engine with non-identical engines, or install an additional engine.

Despite Annex VI’s extensive regulations, some jurisdictions have taken unilateral approaches to air emissions regulation. For example, the U.S. state of California has adopted the California Ocean-Going Vessel Fuel Regulation which contains more stringent low sulfur fuel requirements within California-regulated waters, requiring marine gas oil, extending out to 24 nautical miles, thus prohibiting the use of exhaust gas cleaning systems. China has also established local emissions control areas: the Pearl River Delta, the Yangtze River Delta, and Bohai Bay. While the Chinese areas are currently consistent with international standards in terms of requiring a 0.5% sulfur content, certain Chinese local emissions control areas such as inland waterways, coastal emission control areas and Hainan waters have a 0.1% sulfur limit in force. Similarly, South Korea has established Port Air Quality Control Zones, which cap the sulfur content of fuel at 0.1%. This provision took effect on September 1, 2020. South Korea’s Ministry of Oceans and Fisheries designated South Korea’s port areas in in Busan, Ulsan, Yeosu, Gwangyang, Incheon and Pyeongtaek-Dangjin as ECA areas and as of January 1, 2022, the 0.1 % sulfur limit extends to all vessels from the moment of entering until the moment of exiting the Korean ECA. Since 2010, all vessels in the EU must changeover to 0.1% sulfur fuel oil when ‘at berth’ in EU and European Economic Area (“EEA”) ports due to EU Directive 2005/33/EC.

In addition, certain jurisdictions in which we trade have not adopted all of the MARPOL annexes, and some may have established various national, regional, or local laws and regulations that apply to these areas. As of January 31, 2022, the countries in the Hidrovia Region have adopted and ratified MARPOL with the following exceptions: Paraguay has not adopted any of the MARPOL Annexes and Bolivia has not ratified Annex VI.

Ballast Water

The IMO, as well as jurisdictions worldwide acting outside the scope of the IMO, have implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) entered into force on September 8, 2017. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless, or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. As of January 31 2022, the BWM Convention had 88 contracting States, representing 91.20% of the world’s gross tonnage. Also, as of that date, Argentina and Brazil are the only Hidrovia Region parties to the BWM Convention.

As amended, the BWM Convention requires, among other things, ballast water exchange, the maintenance of certain records, and the implementation of a Ballast Water and Sediments Management Plan. It also requires the installation of ballast water management systems for existing ships by certain deadlines. Ships constructed prior to September 8, 2017, must install ballast water management systems by the first renewal survey after September 8, 2017 and must comply with IMO discharge standards by the due date for their IOPP Certificate renewal survey under MARPOL Annex I. Ships constructed after September 8, 2017 are required to comply with the BWM Convention upon delivery. All ships must meet the IMO ballast water discharge standard by September 8, 2024, regardless of construction date. Updated guidance for Ballast Water and Sediments Management Plan includes more robust testing and performance specifications.

Pollution Liability Regimes

Several international conventions impose and limit pollution liability from vessels. An owner of a tank vessel carrying a cargo of “persistent oil,” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”), is subject to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. There is a financial limit on this liability, which is calculated by reference to the tonnage of the ship. The right to limit liability may be lost if the spill is caused by the ship owner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when it is not carrying such cargo if the spill occurs while it is in ballast. However, certain states have only ratified earlier iterations of the CLC, which have a lower liability limit, restrict the area in which the convention is applicable, and only cover spills from tankers if laden at the time of the spill.

The CLC applies in over 100 jurisdictions around the world. In the Hidrovia Region, Argentina and Uruguay have ratified the CLC; Brazil has ratified an earlier version of the CLC, the “1969 Convention;” and Bolivia and Paraguay have not ratified any version of the CLC. Further, it is possible that courts in certain States may interpret the CLC to provide fewer protections, which can increase our liability in certain areas of the globe. In particular, there are indications that some courts in Brazil and Argentina may do so in the face of significant incidents.

When a tanker is carrying clean oil products that do not constitute “persistent oil” under the CLC, liability for any pollution damage will generally fall outside the CLC and will generally depend on domestic laws in the jurisdiction where the spillage occurs, although other international conventions may apply. The same principle applies to any pollution from the vessel in a jurisdiction that is not a party to the CLC.

For vessel operations not covered by the CLC, including all non-tank vessels in our fleet, international liability for oil pollution may be governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) in addition to local and national environmental laws.

The Bunker Convention entered into force in 2008 and imposes strict liability on shipowners for pollution damage and response costs incurred in contracting States caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain tonnage to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”). As of January 31, 2022, the Bunker Convention had 102 contracting States, representing 95.08% of the gross tonnage of the world’s merchant fleet.

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

International Safety Regulations

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

The ISM Code requires ship operators to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The ISM Code also requires vessel operators to obtain a Document of Compliance (“DOC”) demonstrating that the company complies with the SMS and a Safety Management Certificate (“SMC”) for each vessel verifying compliance with the approved SMS by each vessel’s flag state. No vessel can obtain an SMC unless its manager has been awarded a Document of Compliance, issued by the vessel’s flag state for the vessel, under the ISM Code.

Non-compliance with the ISM Code and regulations contained in other IMO conventions may subject a shipowner to increased liability, lead to decreases in available insurance coverage for affected vessels, or result in the denial of access to, or detention in, certain ports, which can cause delays. For example, the United States Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code may be prohibited from trading in ports in the United States and the EU. Each company’s DOC and each vessel’s SMC must be periodically renewed, and compliance must be periodically verified.

Maritime Decarbonization: Energy Efficiency and Greenhouse Gas Reduction

IMO’s Initial Strategy and Recent Developments

The IMO now has mandatory measures for an international greenhouse gas (“GHG”) reduction regime for a global industry sector, and recent activity indicates continued interest and regulation in this area in the coming years.

On 13 April 2018, the IMO’s Marine Environment Protection Committee (“MEPC”) 72 adopted resolution MEPC.304(72) on Initial IMO Strategy on reduction of GHG emissions from ships. The initial strategy aims to reduce GHG emissions from shipping by 40% by 2030 when compared to 2008 levels. No international regulations have been implemented to achieve such a reduction.

The IMO’s initial strategy targeted both reducing gross output and efficiency. In order to reduce emissions and increase shipboard efficiency, the IMO is coordinating ways to measure these approaches. This will be done in two ways. First, the technical aspects and design of vessels will be regulated by the new Energy Efficiency Existing Ships Index (“EEXI”) for existing ships. EEXI regulations exist for an “Attained EEXI” to be calculated for each ship, and a “Required EEXI” for specified ship types. Second, the operational aspect will be done by way of the new Carbon Intensity Indicators (“CII”) index, which categorizes every ship’s operational efficiency based upon Data Collection Service information. Aspects of a vessel’s CII will need to be documented under the existing framework of the Ship Energy Efficiency Management Plan (“SEEMP”). On or before January 1, 2023, ships of 5,000 GT and above will need to revise their SEEMP.

In June 2021, MEPC 76 developed various short-term (2018–2023), medium-term (2023–2030), and long-term (2030–2050) measures. It approved a three-phase work plan aimed at supporting the Initial IMO Strategy on Reduction of GHG from Ships and its program of follow-up actions: Phase I – Collation and initial consideration of proposals for measures (Time period: Spring 2021 to Spring 2022); Phase II – Assessment and selection of measures to further develop (Time period: Spring 2022 to Spring 2023); and Phase III – Development of measures to be finalized with agreed target dates (Timeline: Target date(s) to be agreed in conjunction with the IMO Strategy on reduction of GHG emissions from ships).

With certain amendments to MARPOL Annex VI expected to enter into force on November 1, 2022, and requirements for EEXI and CII certification coming into effect from January 1, 2023, the first annual reporting will be completed in 2023, with the first rating given in 2024. A review clause requires the IMO to review the effectiveness of the implementation of the CII and EEXI requirements, by January 1, 2026, at the latest, and, if necessary, develop and adopt further amendments.

During the IMO MEPC 77 meeting held November 22–26, 2021, several proposals were advanced, including a two-dollar-per-ton bunker fee to pay for low-carbon propulsion research and an increase in the IMO’s decarbonization strategy of reducing emissions by 100 percent, instead of 50 percent, by 2050. However, neither proposal was adopted. MEPC 77 did address the need for correction factors for certain ship types and operation profiles to be developed, as well as the plan for previously developed SEEMP guidelines to be adopted at MEPC 78 in 2022. Member States pledged to continue discussing decarbonization efforts in 2022 and 2023. At MEPC 77, the MEPC agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process in view of the urgency for all sectors to accelerate their efforts to reduce GHG emissions. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in spring 2023), with a view to adoption.

The next MEPC meeting, MEPC 78, has been tentatively scheduled to take place from 6 to 10 June 2022 and MEPC 79 from 12 to 16 December 2022.

Green House Gas (GHG) Regulations

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

The IMO has developed and intends to continue developing limits on GHG emissions before 2023. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port State levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; and a global emissions trading scheme which would allocate emissions allowances and set an emissions cap, among others. The IMO’s goal is to reduce total annual GHG emissions by at least 50% by 2050 compared to 2008, while at the same time, pursuing efforts towards phasing them out entirely.

Additionally, jurisdictions throughout the world have examined means of regulating GHGs.

Vessel & Port Security – the ISPS Code

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

Conventions and Laws Impacting the Countries of the Hidrovia Region

Hidrovia Convention — (RIOCON)

The Hidrovia Region countries are beginning the discussion to standardize all requirements and regulations relating to pollution from vessels. The CIH (Comite Intergubernamental de la Hidrovia) is developing a new convention named RIOCON (an adapted version of MARPOL). Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

Title VII of the Navigation and Security Protocol of RIOCON, applies to the prevention, reduction and control of pollution from vessels in the Hidrovia Region.

Other Laws Applicable in the Hidrovia Region

Beyond RIOCON, countries in the Hidrovia Region have domestic laws related to oil pollution, for example.

•	Argentina: Pursuant to section 41 of the Argentine National Constitution as amended in 1994, all citizens have the right to a healthy environment, balanced and apt for human development so that the productive activities satisfy current needs without harming future generations and citizens and companies have the duty to preserve it. In addition, section 41 states that the damage will generate the duty to remedy the environment. The Water Pollution Prevention & Surveillance Act (22.190) prohibits the dumping of oil in the waterways and establishes rules for the prevention of pollution of waterways and other elements of the environment by pollutant agents from vessels and naval devices. This Act also makes an owner and a “disponent owner” of a vessel (i.e., the person or company that has commercial control over a vessel’s operations without owning the vessel) that causes pollution strictly liable for any clean-up costs and imposes fines for violations. The Dangerous Waste Act (24.051) regulates the creation, handling, transport and final disposal of dangerous waste and makes the owner and/or guardian of the waste strictly liable and imposes fines and/or imprisonment for violations. The National Environmental Policy Act (25.675) establishes the minimum budgets needed to achieve sustainable and adequate management of the environment, makes the person who causes the environmental damage strictly liable, and states that activities that could pollute the environment must be insured. Chapter VIII of the REGINAVE (Maritime, River and Lake Navigation Regime) also governs environmental issues and imposes fines for violations. In addition, as of August 1, 2015, a new Civil and Commercial Code is in force in Argentina. Said new code states that the owner or the keeper of dangerous or vicious objects or the person who profits from such activities, shall be liable for the resultant damages (section 1757 and others).
•	Bolivia: A carrier is in principle liable for any pollution damage caused by cargo carried under its care. This liability may be extended to the cargo owner.
•	Brazil: The Brazilian legal framework which governs marine pollution incidents encompasses several infra-constitutional Laws and regulations, the main statutes being: Law no. 6.938/81 (Brazilian National Policy on the Environment); Law no. 7.347/1985 (which regulates the Civil Public Action); Law no. 9.966/2000 (“Oil Law”); Law no. 9.605/98 (Environmental Crimes Law); and the Decree no. 83,540/79, which regulates the Decree that gave the force. In 1992, Brazil signed the Acuerdo de Transporte Fluvial por la Hidrovia Paraguay-Parana, together with Argentina, Bolivia, Paraguay and Uruguay, in order to develop the Hidrovía Paraguay-Paraná. In December 1997, Brazil signed together with Argentina an Agreement on Environmental Cooperation, which fosters the cooperation to preserve the marine environment, especially with respect the pollution of coastal areas.

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

Separately, the Vina del Mar Agreement on Port State Control is in force in Argentina, Bolivia, Brazil, Colombia, Chile, Cuba, El Salvador, Guatemala, Honduras, Mexico, Panamá, Peru, Republica Dominicana, Uruguay and Venezuela. This agreement enables state port authorities to supervise vessels reaching their ports. This agreement establishes a closer collaboration among the maritime authorities in the region to coordinate port state control measures for foreign-flag vessels that visit their ports. The principal objective is the commitment of the maritime authorities in the region to maintaining an effective inspection system to ensure compliance with safety and pollution prevention requirements contained in international conventions.

And, finally, Argentina and Brazil are part of the International Convention Relating to Intervention on the High Seas in Cases of Oil Pollution Casualties 1969. This convention states the right of coastal States to take necessary measures on the high seas to prevent, mitigate or eliminate grave and imminent danger to their coastline or related interests from pollution or threat of pollution of the sea by oil, following a maritime casualty or acts related to such a casualty. In addition, Brazil has acceded to the 1973 Protocol that amend the 1969 Convention.

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

Inspection by Classification Societies

Every ocean-going vessel must be inspected and approved by a classification society in order to be flagged in a specific country, obtain liability insurance, and legally operate. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions to which that country is a party. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will often undertake them on application or by official order, acting on behalf of the vessel’s flag administration.

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

Economic Sanctions and Compliance

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

The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies such as our company and to transactions with no U.S. nexus, and introduced limits on the ability of non-U.S. companies and other non-U.S. persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products and certain other goods to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers.

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. persons or U.S. companies and their foreign branches, U.S. citizens, foreign owned or controlled subsidiaries, U.S. permanent residents, persons within the territory of the United States from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and U.S. “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the U.S. nuclear-related sanctions with respect to Iran (including, inter alia, under CISADA, ITRA, and IFCA) and the EU sanctions on Iran were initially lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (the “JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the U.K. and the U.S.) and Germany, there are still certain limitations under that sanctions framework in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted or relaxed. However, the following sanctions which were lifted under the JCPOA were reimposed (“snapped back”) on May 8, 2018 as a result of the U.S. withdrawal from the JCPOA.

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

In two Executive Orders issued in 2019, U.S. secondary sanctions against Iran were expanded to include the Iron, Steel, Aluminum, and Copper Sectors of Iran. The new, additional sanctions, which are pursuant to an Executive Order issued on January 10, 2020, may be imposed against any individual owning, operating, trading with, or assisting sectors of the Iranian economy including construction, manufacturing, textiles, and mining. As a result, under U.S. sanctions laws, trade with Iran in almost all industry sectors is now off limits for U.S. as well as non-U.S. persons, except for trade in medicine/medical items and food and agricultural commodities.

The new sanctions imposed in 2020 also authorize the imposition of sanctions on a foreign financial institution upon a determination that the foreign financial institution has, on or after January 10, 2020, knowingly conducted or facilitated any significant financial transaction: (i) for the sale, supply, or transfer to or from Iran of significant goods or services used in connection with a prohibited sector of the Iranian economy, or (ii) for or on behalf of any person whose property and interests in property are blocked.

U.S. Iran sanctions also prohibit U.S. as well as non-U.S. persons from engaging in significant transactions with any individual or entity that the U.S. Government has designated as an Iran sanctions target, e.g., SDNs.

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

Russia Sanctions

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the United States and the EU implemented sanctions in 2014 against Crimea and certain Russian individuals and entities. These sanctions which are still in force have been greatly expanded and fortified due to Russia’s invasion of Ukraine in February 2022.

The 2014 Sanctions

EU Sanctions - 2014

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

US Sanctions - 2014

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

The February and March 2022 Sanctions

In response to Russia’s threats against, and subsequent invasion of Ukraine, beginning in February 2022, the United States, the EU, the UK, Canada and other nations have imposed expanded economic sanctions against certain Russian individuals, entities and business sectors. Among other things, these sanctions suspend the use of SWIFT for certain Russian banks, curtail Russian access to the sanctioning-countries’ credit markets, forbid Russian aircraft from flying over NATO and other airspace, and prohibit the export of sensitive, high-technology items to Russia.

EU Sanctions – 2022

Since February 2022, the EU has widened sanctions on those linked to Russia and in particular the Government of Russia with the introduction of a number of EU Regulations. These restrictions include:

•	Designation of a significant number of individuals as subject to an asset freeze, including Russian politicians, oligarchs and Russian companies. A number of Russian oligarchs have reported majority interests in trading companies that may also be impacted by the designations.

•	A ban on transactions with the Russian Central Bank and certain Russian banks from using the SWIFT system. The EU has also imposed restrictions on transactions with the Central Bank of Belarus and certain Belarussian banks for the Belarussian role in the invasion of Ukraine.

•	A ban on transactions with certain designated Russian entities, including Rosneft, Transneft, Gazprom Neft and Sovcomflot, subject to certain exceptions (e.g. contracts executed prior to 15 March 2022, and the continued import of certain fossil fuels and other products into the EU).

•	A ban on the importation of certain steel/iron products into the EU. The EU has also prohibited certain imports from Belarus, including, potash.

•	A ban on new investments into the Russian energy sector.

•	A ban on the provision of certain restricted goods and technology to persons connected to Russia or for use in Russia. This ban includes a number of items for use in the energy industry and goods pertaining to marine equipment, with an exception relating to the temporary sojourn of vessels.

•	A ban on the provision of certain luxury goods to Russia (generally valued at over EUR 300)

•	Restrictions on trade and investment with the non-government controlled territories of Donetsk and Luhansk

US Sanctions 2022

Covered Regions

The sanctions imposed by the United States in February and March 2022 prohibit the following:

•	new investment in the so-called DNR or LNR regions of Ukraine or such other regions of Ukraine as may be determined by the Secretary of the Treasury, in consultation with the Secretary of State (collectively, the “Covered Regions”), by a United States person, wherever located;
•	the importation into the United States, directly or indirectly, of any goods, services, or technology from the Covered Regions;
•	the exportation, re-exportation, sale, or supply, directly or indirectly, from the United States, or by a United States person, wherever located, of any goods, services, or technology to the Covered Regions; and
•	any approval, financing, facilitation, or guarantee by a United States person, wherever located, of a transaction by a foreign person where the transaction by that foreign person would be prohibited by this section if performed by a United States person or within the United States.

On February 21, 2022, the United States government issued executive order No. 14065 (the “Executive Order”), which prohibits all dealings in property within the United States, or under control of any United States person (wherever located), of the following:

•	persons determined to be operating in or who have operated in, since the date of the Executive Order, the Covered Regions;
•	any person who is, or has been, since the date of the Executive Order, a leader, official, senior executive officer, or member of the board of directors of an entity operating in the Covered Regions;
•	a person owned or controlled by, or to have acted or purported to act for or on behalf of, directly or indirectly, any person whose property and interests in property are blocked by the Executive Order;
•	a person who has materially assisted, sponsored, or provided financial, material, or technological support for, or goods or services to or in support of, any person whose property and interests in property are blocked by the Executive Order.

The Executive Order also bans the entry into the United States of the foregoing persons.

The main additional sanctions that the United States has imposed are as follows:

•	Designated politicians, officials and oligarchs, including the Russian President: freezing of assets, prohibition of transactions with designated persons, travel ban against certain persons. Also includes members of the State Duma of the Federal Assembly of the Russian Federation.

•	Banks and financial services: select freezing of assets and certain restrictive measures such as those related to equity and debt financing.
o	Russia’s Central Bank – imposition of restrictive measures that will prevent the Russian Central Bank from deploying its international reserves in ways that undermine the impact of sanctions.
o	Swift: Certain Russian banks have been removed from the Swift international payments system.
o	Sberbank: The US has cut off Russia’s biggest bank and 25 of its subsidiaries from the US financial system.
o	VTB Bank: The US, UK and Canada have frozen assets at Russia’s second-largest bank.
o	Alfa-Bank and Bank Otkritie – The US has imposed debt and equity restrictions on Alfa and full blocking sanctions on Otkritie.
o	Other targeted banks include: Rossiya Bank and Promsvyazbank, Sovcombank and Novikombank, Russian Agricultural Bank, Credit Bank of Moscow and Gazprombank, and VEB.RF
o	Belarus banks: The US imposed sanctions on two state-owned banks, Belinvestbank and Bank Dabrabyt, in response to Minsk’s participation in the Russian invasion.
o	In addition to targeting Russia’s largest financial institutions, the US has heavily restricted companies critical to the Russian economy from raising money through the US market. These include: Gazprom, Gazprom Neft, Transneft and RusHydro, Sovcomflot and Russian Railways, Rostelecom, and the world’s largest diamond mining company, Alrosa.

Other Measures

•	Restriction on the export and re-export of high-end US technologies to Russia.
•	Sweeping restrictions on export and reexport of US origin goods/technology.
•	Full blocking sanctions on seven Russian “disinformation targets.”
•	Prohibition on trade with the non-government-controlled areas of Donetsk and Luhansk.

UK Sanctions – 2022

As an EU member-state, the UK participated in the EU sanctions against Russia. Following the UK’s departure from the EU, the UK enacted a number of then-existing EU sanctions as the law in the UK. The UK may also impose additional sanctions that apply to UK persons and those within UK jurisdiction.

The UK sanctions adopted in February 2022 include restrictions on the following:

•	In addition to the EU and US, a significant number of individuals have been designated as subject to an asset freeze, including Russian politicians, oligarchs and companies. A number of the oligarchs have reported majority interests in trading companies. In addition, the UK has designated the shipping company Sovcomflot as the subject of an asset freeze, as has similarly designated a number of Russian banks to such asset freeze.

•	A ban on the export, supply, delivery and making available (and technical assistance and financial services related to the same) of certain restricted goods and technology to persons connected with Russia or for use in Russia. This includes a number of items for use in the energy industry and goods pertaining to marine equipment with an exception relating to the voyage of vessels to/from the UK and Russia and a General Licence issued covering voyages from 3rd countries to/from Russia.

•	A ban on Russian owned, controlled or chartered vessels from calling at UK ports or being flagged in the UK.

Venezuela-Related Sanctions

The U.S. sanctions with respect to Venezuela prohibit various financial and other transactions and activities, dealings with designated Venezuelan government officials and entities, curtail the provision of financing to Petroleos de Venezuela, S.A. (“PdVSA”) and other government entities, and they also prohibit U.S. persons from purchasing oil from PdVSA. Additionally, U.S. (blocking) sanctions may be imposed on any (non-U.S.) person that has materially assisted, sponsored, or provided financial, material, or technological support for, or goods or services to or in support of, or any blocked entity such as PdVSA.

EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 of 13 November 2017 concerning restrictive measures in view of the situation in Venezuela. This includes financial sanctions and restrictions on listed persons and an, arms embargo, and related prohibitions and restrictions including restrictions related to internal repression.

US Executive Orders

The following Executive Orders govern the U.S. sanctions with respect to Venezuela:

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

Other E.U. Economic Sanctions Targets

The EU also maintains sanctions against Syria, North Korea, Belarus and certain other countries and against individuals listed by the EU. These restrictions apply to our operations and as such, to the extent that these countries may be involved in any business it is important to carry out checks to ensure compliance with all relevant restrictions and to carry out due diligence checks on counterparties and cargoes.

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

Business Interruption and Strike Insurance

We maintain business interruption and strike insurance (subject to customary limitations and deductibles) for our Dry Port Terminals and Liquid Port Terminal.

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

Commitments and Contingencies

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Energias Renovables del Sur S.A. (“Enresur”) (entities wholly owned by the Company) under their respective direct user agreements with the Nueva Palmira Free Zone, for the amounts of $0.8 million and $0.5 million, respectively.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol up to $12.0 million. This guarantee expires on March 1, 2023.

In September 2020, the Company agreed a settlement regarding a storage and transshipment contract in the Grain Port Terminal for a total amount to be paid to the Company as a result of the settlement of $4.1 million, which will be collected in three equal installments of $1.4 million on June 1, 2021, 2022 and 2023. For the year ended December 31, 2020, the Company recognized a gain of $4.1 million which is included under the line “Other operating income” of the Company’s consolidated statement of (loss)/income. In June 2021, the Company collected the first installment.

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

With respect to the Dry Port Terminals operations in Uruguay, the high season is mainly from April to September, linked with the arrival of the first barges down the river and with the vessels’ logistics operations.

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

Subsidiaries included in the consolidation:

Company Name	Country of Incorporation	Nature	Percentage of Ownership	Statement of income
				2021	2020	2019
Corporacion Navios S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Energias Renovables del Sur S.A.	Uruguay	Land Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Horamar do Brasil Navegação Ltda	Brazil	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navios Logistics Finance (U.S.) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Naviera Alto Parana S.A.	Paraguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Edolmix S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Cartisur S.A.	Uruguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
NP Trading S.A.	British Virgin Islands	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Delta Naval Trade S.A.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Terra Norte Group S.A	Paraguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Corporacion Navios Granos S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	1/1/-12/31	1/1/-12/31
Docas Fluvial do Porto Murtinho S.A.	Brazil	Land Owning Company	95%	1/1-12/31	1/1/-12/31	1/1-12/31
Siriande S.A.	Uruguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	9/16-12/31
Grimaud Ventures S.A. (1)	Marshall Islands	Financial Asset Holder Company	100%	1/1-7/30	1/21-12/31	—
Brundir S.A. (2)	Uruguay	Non-Operating Company	100%	10/21-12/31	—	—

(1)	On July 30, 2021, the Company declared and paid a pro rata dividend to its shareholders in shares of Grimaud (as defined herein), representing 100% of Navios Logistics’ equity interest in Grimaud.
(2)	On October 21, 2021, the Company acquired the 100% of the Brundir S.A. common shares. Brundir S.A. is a non-operating company.

D. Property, Plant and Equipment

Our only material property is our owned vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

We and our subsidiaries currently lease (or occupy as free zone users, as the case may be), the following premises:

•	Our subsidiary CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which we operate our port and transfer facilities, located at Zona Franca, Nueva Palmira, Uruguay. CNSA has been authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, who on September 27, 1956 approved an agreement, as required by applicable law at the time. On December 4, 1995, CNSA’s rights as a direct user have been renewed in a single free zone user agreement which was subsequently amended on multiple occasions to reflect, among other things, the incorporation of new plots of land. On March 4, 2016, the extension of the agreement has been modified, allowing CNSA to install and operate a transfer station to handle and store goods, including raw manganese, minerals, grains and all types of liquid cargo and to build and operate a plant to receive, prepare and dry grain in the Nueva Palmira Free Zone. As a part of a restructuring process, on November 13, 2018, CNSA has modified its user agreement with the Free Zone of Nueva Palmira, returning to the Free Trade Zone the area in which the facilities of the Grain Port Terminal were located, so that such area was subsequently assigned to Granos, another Navios Logistics’ subsidiary. By the means of the restructuring process, CNSA currently performs all activities related to transshipment and deposit of minerals, whereas Granos performs activities related to the transshipment and deposit of agro-commodities and grains. Under the aforementioned agreement, CNSA has the right of use of approximately 37 acres and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. CNSA has also assumed certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division in case there is a breach of the terms of said agreement, labor laws and social security contributions, and if CNSA commits illegal acts or acts expressly forbidden by the agreement. The agreement entered into between CNSA and the Free Zone expires on March 3, 2046, with a 20-year extension at our option, until 2066.
•	As a consequence of the above-mentioned restructuring process, on November 13, 2018, Granos entered into a user agreement with the Free Zone of Nueva Palmira, having been authorized to operate as a direct free zone user, therefore being allowed to install and operate a transfer station to handle and store goods, including raw manganese, minerals, grains and all types of liquid cargo and to build and operate a plant to receive, prepare and dry grain in the Nueva Palmira Free Zone. By the means of said agreement, Granos currently has the right of use of approximately 46 acres and pays a total fixed annual fee that amounts to $0.2 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. The agreement with the Free Zone expires on March 3, 2046, with a 20-year extension at our option, until 2066.
•	On August 4, 2011, Enresur entered into a direct user agreement with the Free Zone of Nueva Palmira and subsequently, due to the acquisition of Enresur by Navios Logistics, such agreement has been revised by an amendment entered into with the Free Zone in July 22, 2016. Therefore, Enresur obtained an authorization to operate as a free zone user, being allowed to build, install and operate a system of handling, storage and treatment of materials in general and raw materials, including raw manganese, minerals, grains and all types of liquid cargo. As a consequence of the agreement, Enresur currently has the right of use of 27 acres and 9556 square meters and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $0.25 per ton transshipped. The agreement expires on July 22, 2046, with a 20-year extension at our option, until 2066.
•	On December 29, 2008, Edolmix S.A. entered into a direct user agreement with the Free Zone of Nueva Palmira and, due to the acquisition of Edolmix by Navios Logistics in December 2014, such agreement has been revised by an amendment entered into with the Free Zone in July 22, 2016. Therefore, Edolmix has obtained an authorization to operate as a free zone user, being allowed to install and operate warehouses, silos, industrial facilities for the storage and handling of materials in general and raw materials, including raw manganese, minerals, grains and liquid cargo, containers and pallets; having being also authorized to install and operate a barge dock and a port terminal. As a consequence of the agreement, Edolmix currently has the right of use of 34.5 acres and 3,546 square meters and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. The agreement expires on July 22, 2046, with a 20-year extension at our option until 2066.
•	Granos also leases approximately 204 square meters of office space at 2141 Paraguay, Montevideo, Uruguay, pursuant to a lease agreement that expires in November 2026.
•	Our subsidiary Compania Naviera Horamar S.A. leases approximately 409 square meters at 429 Cepeda Street, San Nicolas, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 30, 2023.

•	Compania Naviera Horamar S.A. leases approximately 277 square meters of a warehouse located at 874 California St., Buenos Aires, Argentina. The lease agreement expires on August 31, 2021. Compania Naviera Horamar S.A. also leases an apartment for the use of one of its employees located at 206 Nicasio Orono, Rosario, Argentina. The lease agreement expires on October 31, 2023.

•	Merco Par S.A.C.I. leases approximately 655 square meters of office space at Avenida Aviadores del Chaco No 1.669 corner San Martín, Asuncion, Paraguay, pursuant to a lease agreement that expires in October 2023.
•	Our subsidiary CNSA owns office premises in Montevideo, Uruguay. This space is approximately 112 square meters and is located at Juan Carlos Gomez 1445, Oficina 701, Montevideo 1100, Uruguay.
•	Our subsidiary Petrolera San Antonio S.A. owns the premises from which it operates in Avenida San Antonio, Paraguay. This space is approximately 146,744 square meters and is located between Avenida San Antonio and Virgen de Caacupe, San Antonio, Paraguay.
•	Our subsidiary Compania Naviera Horamar S.A. owns two storehouses located at 880 Calle California, Ciudad Autonoma de Buenos Aires, Argentina and at 791/795 Calle General Daniel Cerri, Ciudad Autonoma de Buenos Aires, Argentina of approximately 259 and 825 square meters, respectively. Compania Naviera Horamar S.A. also owns approximately 1,139 square meters of office space located in 846 Avenida Santa Fe, Ciudad Autonoma de Buenos Aires, Argentina.
•	Our subsidiary Petrovia Internacional S.A. owns three plots of land in Nueva Palmira, Uruguay, two of approximately 29 acres each and one of 23 acres.
•	Our subsidiary Hidronave South American Logistics leases an office space at 688, 15 De Novembro Street, Corumbá, Brazil, pursuant to a lease agreement that expired in May 2020 and was automatically renewed for an additional three years, extending the term until May 2023, according to the terms set forth in the lease agreement.
•	Our subsidiary Docas, in 2018, acquired a plot of land in Porto Murtinho, Brazil of approximately 3.5 hectares and it is located on the shoreline of the Paraguay River. On September 10, 2019 Docas has also acquired a new plot and on June 4, 2020 Docas has acquired from AABB Banco do Brasil an additional plot of land totaling 3.2 hectares for 2019 and 2020. On March 24, 2021, Docas acquired a plot of land of approximately 2.3 hectares.
•	Compania Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito. As per an amendment to the lease agreement dated June 30, 2021, the lease expires on June 30, 2022.
•	Compania Naviera Horamar S.A. leases approximately 1,370 square meters of an office space at Av. Juana Manso 205, Buenos Aires, Argentina and 25 parking spaces, pursuant to a lease agreement that was renewed on June 13, 2021 for a period of 3 years (until June 2024).

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following is a discussion of our financial condition and results of operations as of and for each of the years ended December 31 2021, 2020 and 2019. All of these financial statements have been prepared in accordance with IFRS. We intend for this section to be read together with the with the Audited Consolidated Financial Statements and the accompanying notes for each of the fiscal years ended December 31, 2021, 2020 and 2019, which are included elsewhere in this annual report on Form 20-F.

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

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. We believe we are one of the largest logistics companies in the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. We serve our customers in the Hidrovia region through our three existing port storage and transfer facilities, our Grain Port Terminal, which supports agricultural and forest-related exports located in Uruguay, our Iron Ore Port Terminal, which supports mineral-related exports both located in Uruguay and our Liquid Port Terminal, with tank storage for refined petroleum products in San Antonio, Paraguay. We complement our Port Terminals with a diverse fleet of 359 barges and pushboats that operate in our Barge Business and eight vessels, including six tankers, one bunker vessel and one river and estuary product tanker, which operate in our Cabotage Business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or “LPG”).

For a discussion of our history and development, see “Item 4.A. History and Development of the Company”.

Ports

We own three port storage and transfer facilities, our Grain Port Terminal, which supports agricultural and forest-related exports, our Iron Ore Port Terminal, which supports mineral-related exports both located in Nueva Palmira Free Zone, Uruguay and Liquid Port Terminal, with tank storage for refined petroleum products in San Antonio, Paraguay.

See “Item 4.B Business Overview” for details on our ports.

Fleet

Our current core fleet consists of a total of 367 owned vessels, barges and pushboats.

See “Item 4.B. Business Overview” for details on our current core fleet.

Recent Developments

On March 23, 2022, the Company entered into a $25.0 million loan facility (the “2022 BBVA Facility”) with Banco Bilbao Vizcaya Argentaria (“BBVA”). The 2022 BBVA Facility was used to repay existing debt under the BBVA Facility (as defined herein), and for general corporate purposes. The 2022 BBVA Facility bears interest at a rate of 4.25% per annum, is repayable in quarterly installments with final maturity on July 1, 2025 and is secured by assignments of certain receivables. As of the date hereof a total of $17.0 million have been drawn on the 2022 BBVA Facility.

On March 25, 2022, the Company entered into a $5.0 million loan facility with Banco Santander S.A. (the “Santander Facility”). The Santander Facility will be used for general corporate purposes and bears interest at a rate of 4.20% per annum, is repayable in twelve equal quarterly installments with final maturity on March 7, 2026 and is secured by assignments of certain receivables. As of the date hereof a total of $5.0 million have been drawn on the Santander Facility.

A. Operating Results

Overview

Our results of operations are affected by certain factors, including our ability to renew contracts on our fleet and ports on the expiration of current contracts which depends on economic conditions in the sectors we operate and changes in the supply and demand for vessels, barges and pushboats and for the transportation and storage of commodities. Other factors that affect our operating results include the construction or completion of the expansion of our Port Terminals, fluctuations in exchange rates, the impact of inflation and fuel price increases, public health or safety concerns and governmental regulations and restrictions, including those caused by the COVID-19 pandemic, and the seasonality and weather impacts of the industries in which we operate. For further discussion on factors affecting our results of operations, see also “Item 3.D Risk Factors” included elsewhere in this report. For information regarding governmental, economic, fiscal, monetary or political policies that could materially affect our operations, see “Item 3.D Risk Factors — Risks Relating to Argentina”, “Risks Relating to Uruguayan Free Zone Regulation” and “Other Risks Relating to the Countries in which We Operate.”

Factors Affecting Our Results of Operations

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

The Global Outbreak of COVID-19

The coronavirus or other epidemics or pandemics could potentially result in delayed deliveries of vessels or port facilities that we may have under construction, disrupt our operations and significantly affect global markets, affecting the demand for our services, the operation of our Port Terminals, global demand for commodities, as well as the price of regional freights and hires, our port tariffs, and otherwise disrupt the operations of our customers and suppliers.

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

Any prolonged measure may affect our normal operations. All these measures have further affected the process of construction and repair of vessels, as well as the presence of workers in shipyards, of administrative personnel in their offices, and of seafarers. Any prolonged restrictive measures in order to control the COVID-19 pandemic or other adverse global public health developments may have a material and adverse effect on our business operations and demand for our services generally.

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

Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products we transport and store and this could result in a reduction in demand for our services. For example, in 2021, throughput of our Grain Port Terminal was affected by lower Uruguayan exports due to reduced Uruguayan soybean production and lower transshipment of grains from Paraguay and Bolivia due to a prolonged period of unusually warm weather and a drought in southern Brazil, Paraguay and northern Argentina that resulted in water levels in the Paraná River dropping to their lowest levels in decades, which also adversely affected our Barge Business. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk for a discussion of Foreign Currency Transactions, Inflation and Fuel Price Increases.”

Seasonality

Certain of our businesses have seasonality aspects, and seasonality affects the results of our operations and revenues, particularly in the first and last quarters of each year. Generally, the high season for the Barge Business is the period between February and July as a result of the South American harvest and higher river levels. Any growth in production and transportation of commodities may offset part of this seasonality. Extremely low water levels can adversely affect volumes transported to the extent that water levels are not high enough to accommodate the draft of a heavily laden vessel, in which case a vessel may be only partially loaded, generating lower revenue under agreements where revenue is based on volume of cargo loaded, or such vessels may be prevented entirely from loading and navigating. In addition, low water levels create difficult navigation conditions, causing voyages to last longer, incur increased voyage expenses and reducing the effective available carrying capacity of the vessel for the year. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia Waterway could adversely affect our operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact our ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to the Dry Port Terminals operations in Uruguay, the high season is mainly from April to September, linked with the arrival of the first barges down the river and with the certain vessels’ logistics operations. Our Liquid Port Terminal operations in Paraguay and our Cabotage Business are not significantly affected by seasonality as the operations of the Liquid Port Terminal and Cabotage Business are primarily linked to refined petroleum products.

In addition to seasonality in the level of the water in the Hidrovia Waterway, as described above, which results in fluctuations in volumes transported over the course of the year and is typically evidenced only in the northern part of the Hidrovia Waterway, volumes of all cargo, including agricultural grains, minerals and liquids, and the efficiency of waterway transportation can also be adversely impacted by low water levels in the Hidrovia Waterway throughout the year. For example, in 2021 and 2020, a prolonged period of unusually warm weather and a drought in southern Brazil, Paraguay and northern Argentina resulted in water levels in the Parana River dropping to their lowest levels in decades. The parched river basin hampered shipping volumes and navigation, which had an adverse impact on our operations.

Statement of Income Breakdown by Segment

We report our operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business segment includes the operating results of our Dry Port Terminals and Liquid Port Terminal operations. Our Dry Port Terminals are comprised of two port terminals, our Grain Port Terminal, which supports agricultural and forest-related exports and our Iron Ore Port Terminal, which supports mineral-related exports, each of which are located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers. Our Liquid Port Terminal is an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. This port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. For further historical segment information, please see our audited consolidated financial statements included elsewhere in this report.

Financial Highlights

For the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

The following table presents consolidated revenue and expense information for the years ended December 31, 2021 and 2020 and was derived from our 2021 audited consolidated financial statements.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenue	$222,608	$215,023
Cost of sales	(183,283)	(143,722)
Gross profit	$39,325	$71,301
Administrative expenses	(14,569)	(13,522)
Other operating income	1,465	5,121
Other operating expenses	(4,759)	(5,002)
Allowance for expected credit losses on financial assets	(391)	(541)
Operating profit	$21,071	$57,357
Finance income	4,627	8,647
Finance costs	(65,236)	(48,928)
Foreign exchange differences, net	2,637	574
Loss on debt extinguishment	—	(4,157)
Loss from mark to market and disposal of financial asset	(24,149)	—
(Loss)/profit before tax	$(61,050)	$13,493
Income tax expense	(5,329)	(1,824)
(Loss)/profit for the year	$(66,379)	$11,669

Revenue

The following table presents our revenues for the years ended December 31, 2021 and 2020:

	For the year ended December 31, 2021				For the year ended December 31, 2020
	Port Terminal Business	Cabotage Business	Barge Business	Total	Port Terminal Business	Cabotage Business	Barge Business	Total
Time chartering revenues	—	$ 32,733	$ 8,713	$ 41,446	—	$ 43,363	$ 16,229	$ 59,592
CoA/Voyage revenues	—	2,804	74,681	77,485	—	2,721	50,928	53,649
Port terminal revenues	90,769	—	—	90,769	85,411	—	—	85,411
Turnover tax	—	(628)	(240)	(868)	—	(830)	(71)	(901)

Time charter, voyage and port terminal revenues	$ 90,769	$ 34,909	$ 83,154	$ 208,832	$ 85,411	$ 45,254	$ 67,086	$ 197,751

Sale of Products-Liquid Port Terminal	$ 13,776	—	—	$ 13,776	$ 17,272	—	—	$ 17,272

Total Revenue	$ 104,545	$ 34,909	$ 83,154	$ 222,608	$ 102,683	$ 45,254	$ 67,086	$ 215,023

Time charter, voyage and port terminal revenues: For the year ended December 31, 2021, time charter, voyage and port terminal revenues increased by $11.0 million or 5.6% to $208.8 million, as compared to $197.8 million for same period in 2020. Time charter, voyage and port terminal revenues from the Barge Business increased by $16.1 million or 23.9% to $83.2 million for the year ended December 31, 2021, as compared to $67.1 million for the same period in 2020.  For the year ended December 31, 2021, CoA/voyage revenues increased by $23.8 million or 46.6% to $74.7 million, as compared to $50.9 million for the same period in 2020, related to higher CoA/voyage revenues of convoys previously under time charter contracts, partially mitigated by a $7.5 million or 46.3% decrease in time charter revenues to $8.7 million, as compared to $16.2 million for the same period in 2020, mainly due to the expiration of certain legacy time charter contracts. Time charter, voyage and port terminal revenues from the Port Terminal Business increased by $5.4 million or 6.3% to $90.8 million for the year ended December 31, 2021, as compared to $85.4 million for the same period in 2020. The increase was mainly due to higher volumes transshipped in the Grain Port Terminal and higher storage revenues in the Iron Ore Port Terminal and Liquid Port Terminal. The overall increase was partially mitigated by a $10.4 million or 22.9% decrease, from the Cabotage Business, to $34.9 million for the year ended December 31, 2021, as compared to $45.3 million for the same period during 2020, mainly due to fewer operating days.

Sales of Products—Liquid Port Terminal: For the year ended December 31, 2021, sales of products decreased by $3.5 million or 20.2% to $13.8 million, as compared to $17.3 million for the same period in 2020. This decrease was attributable to a decrease in the Paraguayan liquid port’s volume of products sold.

Cost of Sales

The following table presents our costs of sales for the years ended December 31, 2021 and 2020:

	For the year ended December 31, 2021				For the year ended December 31, 2020
	Port Terminal Business	Cabotage Business	Barge Business	Total	Port Terminal Business	Cabotage Business	Barge Business	Total
Time charter, voyage and port terminal expenses	$ 18,112	$ 3,078	$ 33,920	$ 55,110	$ 17,559	$ 2,378	$ 26,375	$ 46,312
Direct vessel expenses	—	27,323	33,152	60,475	—	24,098	24,650	48,748
Cost of products sold-Liquid Port Terminal	13,345	—	—	13,345	16,129	—	—	16,129
Depreciation and amortization	8,696	5,496	20,765	34,957	8,321	5,738	18,474	32,533
Impairment losses	—	19,396	—	19,396	—	—	—	—

Total cost of sales	$ 40,153	$ 55,293	$ 87,837	$ 183,283	$ 42,009	$ 32,214	$ 69,499	$ 143,722

Time charter, voyage and port terminal expenses: Time charter, voyage and port terminal expenses increased by $8.8 million or 19.0% to $55.1 million for the year ended December 31, 2021, as compared to $46.3 million for the same period in 2020. The increase was mainly due to a $7.5 million or 28.6% increase of such expenses in the Barge Business to $33.9 million for the year ended December 31, 2021, as compared to $26.4 million for the same period in 2020, mainly due to an increase in revenues from spot voyages performed. Time charter and voyage expenses of the Cabotage Business increased by $0.7 million or 29.4% to $3.1 million for the year ended December 31, 2021, as compared to $2.4 million for the same period in 2020, mainly due to higher voyage expenses, mainly fuel. Port terminal expenses increased by $0.5 million or 3.1% to $18.1 million for the year ended December 31, 2021, as compared to $17.6 million for the same period in 2020, mainly due to higher volumes transshipped in the Grain Port Terminal.

Direct vessel expenses: Direct vessel expenses increased by $11.7 million or 24.1% to $60.5 million for the year ended December 31, 2021, as compared to $48.8 million for the same period in 2020. The increase was mainly due to a $8.5 million or 34.5% increase of such expenses in the Barge Business to $33.2 million for the year ended December 31, 2021, as compared to $24.7 million for the same period in 2020. The increase was mainly attributable to the increased utilization of our convoys to service the demand of the COA/voyage market. Direct vessel expenses of the Cabotage Business increased by $3.2 million or 13.4% to $27.3 million for the year ended December 31, 2021, as compared to $24.1 million for the same period in 2020, mainly due to increased crew costs. Direct vessel expenses include crew costs, victualling costs, dockage expenses, lubricants, stores, insurance, maintenance and repairs.

Cost of products sold-Liquid Port Terminal: For the year ended December 31, 2021, cost of products sold decreased by $2.8 million or 17.3% to $13.3 million, as compared to $16.1 million for the same period in 2020. This decrease was mainly attributable to a decrease in the Liquid Port Terminal’s volumes of products sold driven by a decrease in the sales of products in our Liquid Port Terminal.

Depreciation and amortization: Depreciation and amortization increased by $2.5 million or 7.5% to $35.0 million for the year ended December 31, 2021, as compared to $32.5 million for the same period in 2020. Depreciation and amortization in the Barge Business increased by $2.3 million or 12.4% to $20.8 million for the year ended December 31, 2021, as compared to $18.5 million for the same period in 2020, mainly due to the delivery of each of the six liquid barges completed in the first quarter of 2021 and the 2020 Fleet acquired in the first quarter of 2021. Depreciation and amortization in the Port Terminal Business increased by $0.4 million or 4.5% to $8.7 million for the year ended December 31, 2021, as compared to $8.3 million for the same period in 2020, mainly due to increased depreciation expense of tangible assets. Depreciation and amortization in the Cabotage Business, decreased by $0.2 million or 4.2% to $5.5 million for the year ended December 31, 2021, as compared to $5.7 million for the same period in 2020, mainly due to reduced amortization of dry dock expenses.

Impairment losses: Impairment losses increased by $19.4 million to $19.4 million for the year ended December 31, 2021, as compared to nil for the same period in 2020. The increase was attributable to impairment losses on two of our vessels operating in the Cabotage Business during the year ended December 31, 2021. See “—Critical Accounting Policies—Impairment of Non-Financial Assets” and Note 10 to our Audited Consolidated Financial Statements included herein.

Administrative Expenses

Administrative expenses increased by $1.1 million or 7.7% to $14.6 million for the year ended December 31, 2021, as compared to $13.5 million for the same period in 2020. Administrative expenses, in the Barge Business increased by $0.6 million or 6.9% to $8.9 million for the year ended December 31, 2021, as compared to $8.3 million for the same period in 2020. Administrative expenses, in the Port Terminal Business increased by $0.3 million or 9.1% to $3.4 million for the year ended December 31, 2021, as compared to $3.1 million for the same period in 2020. Administrative expenses, in the Cabotage Business decreased by $0.2 million or 9.2% to $2.3 million for the year ended December 31, 2021, as compared to $2.1 million for the same period in 2020. These increases were mainly attributable to the increases in payroll and related costs. Certain of our administrative expenses are directly charged to their respective segments, while others are allocated proportionally based on headcount.

Other Operating Income

Other operating income decreased by $3.6 million or 71.4% to $1.5 million for the year ended December 31, 2021, as compared to $5.1 million for the same period in 2020. Other operating income, in the Port Terminal Business decreased by $3.5 million or 82.4% to $0.8 million for the year ended December 31, 2021, as compared to $4.3 million for the same period in 2020, mainly due to income recorded from a settled claim with a customer regarding a storage and transshipment contract in the Grain Port Terminal during the year ended December 31, 2020. Other operating income in the Barge Business decreased by $0.1 million or 11.3% to $0.7 million for the year ended December 31, 2021 as compared to $0.8 million for the same period in 2020. Other operating income in the Cabotage Business was nil for each of the years ended December 31, 2021 and December 31, 2020.

Other Operating Expenses

Other operating expenses decreased by $0.2 million or 4.9% to $4.8 million for the year ended December 31, 2021, as compared to $5.0 million for the same period in 2020. Other operating expenses in the Cabotage Business decreased by $0.6 million or 28.8% to $1.4 million for the year ended December 31, 2021 as compared to $2.0 million for the same period in 2020. This decrease was mainly due to the decreased taxes other than income taxes, derived from a decrease in revenues in the Cabotage Business during the same period. Other operating expenses, in the Barge Business increased by $0.4 million or 10.7% to $3.4 million for the year ended December 31, 2021, as compared to $3.0 million for the same period in 2020. This increase was mainly due to the increased taxes other than income taxes, derived from an increase in CoA/Voyage revenues in the Barge Business during the same period. Other operating expenses in the Port Terminal Business was nil for each of the years ended December 31, 2021 and December 31, 2020.

Allowance for Expected Credit Losses on Financial Assets

Allowance for expected credit losses on financial assets decreased by $0.1 million or 27.7% to $0.4 million for the year ended December 31, 2021, as compared to $0.5 million for the same period in 2020. Allowance for expected credit losses on financial assets in the Cabotage Business decreased by $0.2 million to nil for the year ended December 31, 2021 as compared to $0.2 million for the same period in 2020. Allowance for expected credit losses on financial assets in the Barge Business remained stable at $0.3 million for each of the years ended December 31, 2021 and 2020. Allowance for expected credit losses on financial assets in the Port Terminal Business remained stable at $0.1 million for each of the years ended December 31, 2021 and 2020.

Operating Profit/(Loss)

Operating profit decreased by $36.3 million or 63.3% to $21.1 million for the year ended December 31, 2021, as compared to $57.4 million for the same period in 2020. Operating loss in the Cabotage Business increased by $32.8 million to $24.0 million for the year ended December 31, 2021, as compared to $8.8 million operating profit for the same period in 2020. The increase was mainly attributable to (a) higher impairment losses, (b) lower revenue, (c) higher time charter, voyage and port terminal expenses, (d) higher direct vessel expenses, and (e) higher administrative expenses, partially offset by (a) lower other operating expenses, (b) lower depreciation and amortization, and (c) lower allowance for expected credit losses on financial assets. Operating loss in the Barge Business increased by $3.3 million to $16.5 million for the year ended December 31, 2021 as compared to $13.2 million for the same period in 2020. The increase was mainly attributable to (a) higher direct vessel expenses, (b) higher time charter, voyage and port terminal expenses, (c) higher depreciation and amortization, (d) higher administrative expense, (e) higher other operating expenses and (f) lower other operating income, partially offset by higher revenue. Operating profit in the Port Terminal Business decreased by $0.2 million or 0.2% to $61.6 million for the year ended December 31, 2021, as compared to $61.8 million for the same period in 2020. The decrease was mainly attributable to (a) lower other operating income, (b) higher time charter, voyage and port terminal expenses, (c) higher depreciation and amortization and (d) higher administrative expenses, partially mitigated by (a) higher revenue.

Finance Income

Finance income decreased by $4.0 million or 46.5% to $4.6 million for the year ended December 31, 2021, as compared to $8.6 million for the same period in 2020. Finance income in the Barge Business decreased by $1.6 million to $1.9 million for the year ended December 31, 2021, as compared to $3.5 million for the same period in 2020. Finance income in the Port Terminal Business decreased by $1.5 million to $1.8 million for the year ended December 31, 2021, as compared to $3.3 million for the same period in 2020. Finance income in the Cabotage Business increased by $0.8 million to $1.0 million for the year ended December 31, 2021, as compared to $1.8 million for the same period in 2020. The overall decrease was mainly due to the repayment in full of the Navios Holdings Loan Agreement on July 30, 2021 (Refer to Note 20 included elsewhere in this Annual Report). Finance income is allocated into our segments pro rata to the book value of our tangible assets.

Finance Costs

Finance cost increased by $16.3 million or 33.3% to $65.2 million for the year ended December 31, 2021, as compared to $48.9 million for the same period in 2020. Finance costs in the Barge Business increased by $7.7 million or 36.8% to $28.6 million for the year ended December 31, 2021, as compared to $20.9 million for the same period in 2020. Finance costs in the Cabotage Business increased by $5.0 million or 61.4% to $13.0 million for the year ended December 31, 2021, as compared to $8.0 million for the same period in 2020. Finance costs in the Port Terminal Business increased by $3.6 million or 18.4% to $23.6 million for the year ended December 31, 2021, as compared to $20.0 million for the same period in 2020. This increase was mainly attributable to the higher weighted average interest rate for the year ended December 31, 2021, due to the issuance of the 2025 Notes (as defined below). The annualized weighted average interest rates of the Company’s total borrowings were 9.96% and 8.39% for the years ended December 31, 2021 and 2020, respectively. Finance costs for the 2025 Notes are allocated into our segments pro rata to the book value of our tangible assets.

Foreign Exchange Differences, Net

Gain from foreign exchange differences increased by $2.0 million to $2.6 million for the year ended December 31, 2021 as compared to $0.6 million for the same period in 2020. Gain from foreign exchange differences in the Barge Business increased by $2.4 million to $3.0 million for the year ended December 31, 2021, as compared to $0.6 million for the same period in 2020. Loss from foreign exchange differences in the Port Terminal Business decreased by $0.2 million to $0.1 million for the year ended December 31, 2021, as compared to $0.3 million for the same period in 2020. Loss from foreign exchange differences in the Cabotage Business increased by $0.6 million to $0.3 million for the year ended December 31, 2021, as compared to $0.3 million gain for the same period in 2020. The overall gain was mainly attributable to the favorable impact of the fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conducted our operations.

Loss on Debt Extinguishment

Loss on debt extinguishment decreased by $4.2 million to nil for the year ended December 31, 2021, as compared to $4.2 million for the same period in 2020. On July 8, 2020, the Co-Issuers issued $500.0 million of the 2025 Notes, at a fixed rate of 10.75%. The net proceeds from the offering of the 2025 Notes were used to satisfy and discharge the indenture governing the 2022 Notes, to repay all amounts outstanding under the Term Loan B Facility and to pay certain fees and expenses related to the offering, with the balance to be used for general corporate purposes (see “Interest-Bearing Loans and Borrowings”). The effect of this transaction was the recognition of a loss of $4.2 million for the year ended December 31, 2020, relating to the accelerated amortization of unamortized deferred finance costs. Loss on debt extinguishment has been allocated into our segments pro rata to the book value of our tangible assets.

Loss from mark to market and disposal of financial asset

Following the repayment of the Navios Holdings Loan Agreement (as defined herein) and the sale of the Shares (as defined herein), a loss of $24.1 million was recognized in the statement of (loss)/income under “Loss from mark to market and disposal of financial asset” for the year ended December 31, 2021. No loss from mark to market and disposal of financial asset was recorded for the same period in 2020. Loss from mark to market and disposal of financial asset has been allocated into our segments pro rata to the book value of our tangible assets.

Income Tax Expense

Income tax expense increased by $3.5 million to $5.3 million for the year ended December 31, 2021, as compared to $1.8 million income tax expense for the same period in 2020. Income tax expense from the Barge Business increased by $3.6 million to $3.4 million for the year ended December 31, 2021, as compared to $0.2 million income tax benefit for the same period in 2020. Income tax expense from the Cabotage Business decreased by $0.2 million to $1.9 million for the year ended December 31, 2021, as compared to $2.1 million for the same period in 2020. The overall increase was mainly due to the recalculation of the deferred tax liability resulting from an increase in income tax rate.

(Loss)/profit for the Year

Loss for the year increased by $78.1 million to $66.4 million for the year ended December 31, 2021, as compared to $11.7 million profit for the same period in 2020. Loss for the year in the Cabotage Business increased by $43.3 million to $43.3 million for the year ended December 31, 2021, as compared to less than $0.1 million profit for the same period in 2020. The increase was mainly attributable to (a) lower operating profit, (b) higher finance costs, (c) higher loss from mark to market and disposal of financial asset, (d) lower finance income, and (e) higher loss from foreign exchange differences, partially offset by lower loss from debt extinguishment. Loss for the year in the Barge Business increased by $22.0 million or 69.8% to $53.5 million for the year ended December 31, 2021 as compared to $31.5 million for the same period in 2020. The increase was mainly attributable to (a) higher loss from mark to market and disposal of financial asset, (b) higher finance costs, (c) higher operating loss, (d) lower income tax income, and (e) lower finance income, partially offset by (a) higher gain from foreign exchange differences and (b) lower loss on debt extinguishment. Profit for the year in the Port Terminal Business decreased by $12.7 million or 29.4% to $30.4 million for the year ended December 31, 2021, as compared to $43.1 million for the same period in 2020. The increase was mainly attributable to (a) higher loss from mark to market and disposal of financial asset, (b) higher finance costs, (c) lower finance income and (d) lower operating profit, partially offset by (a) lower loss on debt extinguishment, and (b) lower loss from foreign exchange differences.

For the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following table presents consolidated revenue and expense information for the years ended December 31, 2020 and 2019 and was derived from our 2020 audited consolidated financial statements.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue	215,023	227,209
Cost of sales	(143,722)	(137,124)

Gross profit	71,301	90,085
Administrative expenses	(13,522)	(17,752)
Other operating income	5,121	2,562
Other operating expenses	(5,002)	(6,683)
Allowance for expected credit losses on financial assets	(541)	(341)

Operating profit	57,357	67,871
Finance income	8,647	4,579
Finance costs	(48,928)	(41,185)
Foreign exchange differences, net	574	(1,596)
Loss on debt extinguishment	(4,157)	—
Other income	—	1,084

Profit before tax	13,493	30,753
Income tax expense	(1,824)	(599)

Profit for the year	11,669	30,154

Revenue

The following table presents our revenues for the years ended December 31, 2020 and 2019:

	For the year ended December 31, 2020				For the year ended December 31, 2019
	Port Terminal Business	Cabotage Business	Barge Business	Total	Port Terminal Business	Cabotage Business	Barge Business	Total
Time chartering revenues	—	43,363	16,229	59,592	—	45,585	31,095	76,680
CoA/Voyage revenues	—	2,721	50,928	53,649	—	1,924	47,564	49,488
Port terminal revenues	85,411	—	—	85,411	92,719	—	—	92,719
Turnover tax	—	(830)	(71)	(901)	—	(958)	(104)	(1,062)

Time charter, voyage and port terminal revenues	$ 85,411	$ 45,254	$ 67,086	$ 197,751	$ 92,719	$ 46,551	$ 78,555	$ 217,825

Sale of Products-Liquid Port Terminal	$ 17,272	—	—	$ 17,272	$ 9,384	—	—	$ 9,384

Total Revenue	$ 102,683	$ 45,254	$ 67,086	$ 215,023	$ 102,103	$ 46,551	$ 78,555	$ 227,209

Time charter, voyage and port terminal revenues: For the year ended December 31, 2020, time charter, voyage and port terminal revenues decreased by $20.0 million or 9.2% to $197.8 million, as compared to $217.8 million for same period in 2019. Time charter, voyage and port terminal revenues from the Barge Business decreased by $11.5 million or 14.6% to $67.1 million for the year ended December 31, 2020, as compared to $78.6 million for the same period in 2019, mainly due to the expiration of certain legacy time charter contracts, partially offset by higher CoA/voyage revenues of convoys previously under time charter contracts. During the year ended December 31, 2020, CoA/voyage revenues were adversely affected by a prolonged period of unusually warm weather and a drought in southern Brazil, Paraguay and northern Argentina that resulted in water levels in the Paraná River dropping to their lowest levels in decades, which hampered shipping volumes and navigation. Time charter, voyage and port terminal revenues from the Port Terminal Business decreased by $7.3 million or 7.9% to $85.4 million for the year ended December 31, 2020, as compared to $92.7 million for the same period in 2019. The decrease was mainly attributable to lower volumes transshipped from the Grain Port Terminal, due to (a) reduced Uruguayan exports affected by lower Uruguay soybean production and (b) reduced transshipment of grains mainly from Paraguay and Bolivia due to the difficult navigation caused by the low water levels described above. Revenue from the Cabotage Business decreased by $1.3 million or 2.8% to $45.3 million for the year ended December 31, 2020, as compared to $46.6 million for the same period during 2019, mainly due to lower time charter rates due to market conditions, partially offset by an increase of 41.4% in revenues from spot voyages performed.

Sales of Products—Liquid Port Terminal: For the year ended December 31, 2020, sales of products increased by $7.9 million or 84.1% to $17.3 million, as compared to $9.4 million for the same period in 2019. This increase was attributable to an increase in the Liquid Port Terminal’s volumes of products sold mainly due to our ability to offer competitive prices compared to the market.

Cost of Sales

The following table presents our costs of sales for the years ended December 31, 2020 and 2019:

	For the year ended December 31, 2020				For the year ended December 31, 2019
	Port Terminal Business	Cabotage Business	Barge Business	Total	Port Terminal Business	Cabotage Business	Barge Business	Total
Time charter, voyage and port terminal expenses	17,559	2,378	26,375	46,312	17,091	2,076	23,369	42,536
Direct vessel expenses	—	24,098	24,650	48,748	—	23,982	24,743	48,725
Cost of products sold-Liquid Port Terminal	16,129	—	—	16,129	9,077	—	—	9,077
Depreciation and amortization	8,321	5,738	18,474	32,533	8,290	6,523	19,404	34,217
Impairment losses	—	—	—	—	—	2,569	—	2,569

Total cost of sales	$ 42,009	$ 32,214	$ 69,499	$ 143,722	$ 34,458	$ 35,150	$ 67,516	$ 137,124

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

Other Operating Income

Other operating income increased by $2.5 million or 99.9% to $5.1 million for the year ended December 31, 2020, as compared to $2.6 million for the same period in 2019. Other operating income, in the Port Terminal Business increased by $3.2 million or 300.5% to $4.3 million for the year ended December 31, 2020, as compared to $1.1 million for the same period in 2019, mainly due to a claim settlement regarding a storage and transshipment contract in the Grain Port Terminal. Other operating income in the Barge Business decreased by $0.7 million or 46.3% to $0.8 million for the year ended December 31, 2020 as compared to $1.5 million for the same period in 2019, mainly due to an insurance claim settlement during the year ended December 31, 2019. Other operating income in the Cabotage Business was nil for both the year ended December 31, 2020 and December 31, 2019.

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

Finance Income

Finance income increased by $4.0 million or 88.8% to $8.6 million for the year ended December 31, 2020, as compared to $4.6 million for the same period in 2019. Finance income in the Port Terminal Business increased by $1.4 million to $3.3 million for the year ended December 31, 2020, as compared to $1.9 million for the same period in 2019. Finance income in the Cabotage Business increased by $1.4 million to $1.8 million for the year ended December 31, 2020, as compared to $0.4 million for the same period in 2019. Finance income in the Barge Business increased by $1.3 million to $3.5 million for the year ended December 31, 2020, as compared to $2.2 million for the same period in 2019. These increases were mainly due to higher finance income recorded from the Navios Holdings Loan Agreement derived from the increased principal amount drawn and is allocated into our segments pro rata to the book value of our tangible assets.

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

EBITDA and Adjusted EBITDA Reconciliation to Profit/(Loss)

EBITDA represents profit/(loss) before finance cost, net, depreciation and amortization and income taxes. Adjusted EBITDA represents EBITDA before impairment losses, loss on debt extinguishment and loss from mark to market and disposal of financial asset. EBITDA and Adjusted EBITDA are presented because they are used by certain investors to measure a company’s operating performance. EBITDA and Adjusted EBITDA are “non-IFRS financial measures” and should not be considered substitutes for profit, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with IFRS or as a measure of profitability or liquidity. While EBITDA and Adjusted EBITDA are frequently used as a measure of operating performance, the definitions of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; (ii) EBITDA and Adjusted EBITDA do not reflect the amounts necessary to service interest on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of our performance. Please see footnote 1 to “Summary Consolidated Financial and Other Data” for a more thorough discussion of our use of EBITDA and Adjusted EBITDA in this report and reconciliation of EBITDA and Adjusted EBITDA to profit/(loss), the nearest measure presented in accordance with IFRS.

Year Ended December 31, 2021

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Profit/(Loss) for the year	$30,442	$(43,340)	$(53,481)	$(66,379)
Finance income	(1,780)	(957)	(1,890)	(4,627)
Finance costs	23,647	12,995	28,594	65,236
Depreciation and amortization	8,736	5,496	21,843	36,075
Income tax expense	—	1,933	3,396	5,329
EBITDA	$61,045	$(23,873)	$(1,538)	$35,634

Loss from mark to market and disposal of financial asset	9,276	4,987	9,886	24,149
Impairment losses	—	19,396	—	19,396
Adjusted EBITDA	$70,321	$510	$8,348	$79,179

Year Ended December 31, 2020

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Profit/(Loss) for the year	$43,146	$18	$(31,495)	$11,669
Finance income	(3,298)	(1,807)	(3,542)	(8,647)
Finance costs	19,976	8,049	20,903	48,928
Depreciation and amortization	8,360	5,738	19,776	33,874
Income tax expense/(income)	—	2,050	(226)	1,824
EBITDA	$68,184	$14,048	$5,416	$87,648

Loss on debt extinguishment	1,586	869	1,702	4,157
Adjusted EBITDA	$69,770	$14,917	$7,118	$91,805

Year Ended December 31, 2019

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Profit/(Loss) for the year	$46,964	$(376)	$(16,434)	$30,154
Finance income	(1,934)	(441)	(2,204)	(4,579)
Finance costs	17,835	5,158	18,192	41,185
Depreciation and amortization	8,330	6,523	20,486	35,339
Income tax expense/(income)	—	1,263	(664)	599
EBITDA	$71,195	$12,127	$19,376	$102,698

Impairment losses	—	2,569	—	2,569
Adjusted EBITDA	$71,195	$14,696	$19,376	$105,267

Financial Condition

The following table presents consolidated statements of financial position as of December 31, 2021 and 2020 and was derived from our 2021 audited consolidated financial statements.

ASSETS
Non-current assets	December 31, 2021	December 31, 2020
Tangible assets	$537,128	$520,811
Assets under construction	713	20,886
Intangible assets	153,062	155,834
Right-of-use assets	8,003	7,275
Net investment in the lease	-	190
Deferred tax assets	82	691
Intercompany receivable loan from parent (related party), net	-	69,833
Other assets	2,873	5,082
Total non-current assets	$701,861	$780,602
Current Assets
Inventories	8,611	9,901
Trade receivables	44,026	34,190
Contract assets	418	906
Prepayments and other assets	6,176	6,700
Cash and cash equivalents	32,580	74,870
Financial assets at amortized cost (related party)	-	5,244
Net Investment in the lease	-	110
Total current assets	$91,811	$131,921
Total Assets	$793,672	$912,523

EQUITY and LIABILITIES
Equity
Issued capital	20	20
Share premium	233,441	233,441
(Accumulated deficit)/ retained earnings	(81,353)	60,331
Total equity	$152,108	$293,792

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	516,374	517,791
Promissory note (related party)	10,000	-
Lease liabilities	7,656	6,945
Provisions	561	451
Deferred tax liabilities	10,495	8,583
Income tax payable	34	61
Other non-current liabilities	575	289
Total non-current liabilities	$545,695	$534,120
Current liabilities
Trade and other payables	62,325	58,889
Contract liabilities	1,473	2,011
Interest-bearing loans and borrowings	25,976	22,800
Promissory note (related party)	5,000	-
Lease liabilities	1,095	911
Total current liabilities	$95,869	$84,611
Total liabilities	$641,564	$618,731
Total equity and liabilities	$793,672	$912,523

For the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

Assets

Total assets decreased by $118.9 million, or 13.0%, to $793.7 million as of December 31, 2021, from $912.5 million as of December 31, 2020. This decrease is mainly attributable to the following factors:

Current Assets

Cash and short-term deposits: Cash and short-term deposits as of December 31, 2021 decreased by $42.3 million, or 56.5%, to $32.6 million from $74.9 million as of December 31, 2020. This decrease was attributable to $19.9 million net cash generated from operating activities, offset by $18.7 million net cash used in investing activities and $43.5 million net cash used in financing activities.

Prepayments and other current assets: Prepayments and other current assets as of December 31, 2021 decreased by $0.5 million, or 7.8%, to $6.2 million from $6.7 million as of December 31, 2020. This decrease was mainly attributable to a decrease in value-added- tax and other.

Trade receivables: Trade receivables as of December 31, 2021 increased by $9.8 million, or 28.8%, to $44.0 million from $34.2 million as of December 31, 2020. This increase was mainly attributable to an increase in receivable days as of December 31, 2021, compared to December 31, 2020.

Inventories: Inventories as of December 31, 2021 decreased by $1.3 million, or 13.0%, to $8.6 million from $9.9 million as of December 31, 2020. This decrease was mainly attributable to the decrease in inventory in our Liquid Port Terminal due to lower sales of products.

Current financial assets: Current financial assets as of December 31, 2021 decreased by $5.2 million to nil from $5.2 million as of December 31, 2020. This decrease was attributable to the repayment of the Navios Holdings Loan Agreement (as defined herein) in July 2021.

Non-Current Assets

Tangible assets: Tangible assets as of December 31, 2021 increased by $16.3 million, or 3.1%, to $537.1 million from $520.8 million as of December 31, 2020. This increase was mainly attributable to additions of tangible assets and transfers from assets under construction to tangible assets due to the delivery of six liquid barges, the 2020 Fleet, the completion of the two new tanks in our Liquid Port Terminal and the completion of a crane in our Grain Port Terminal, partially offset by depreciation of tangible assets and impairment losses recorded for two tanker vessels operating in the Cabotage Business.

Assets under construction: Assets under construction as of December 31, 2021, decreased by $20.2 million to $0.7 million from $20.9 million as of December 31, 2020. This decrease was mainly attributable to the transfers from assets under construction to tangible assets due to the delivery of six liquid barges, the completion of the two new tanks in our Liquid Port Terminal and the completion of a crane in our Grain Port Terminal.

Goodwill, Rights-of-use assets, Intangible assets other than goodwill: Goodwill was $104.1 million as of December 31, 2021, unchanged compared to December 31, 2020. Right-of-use assets as of December 31, 2021 increased by $0.7 million, or 10.0%, to $8.0 million from $7.3 million as of December 31, 2020. This increase was mainly attributable to new lease agreements entered into during the year ended December 31, 2021, partially mitigated by the amortization of right-of-use assets. Intangible assets other than goodwill as of December 31, 2021 decreased by $2.7 million, or 5.4%, to $49.0 million from $51.7 million as of December 31, 2020. This decrease was mainly attributable to the amortization of intangible assets other than goodwill.

Intercompany receivable loan from parent (related party), net: Intercompany receivable loan from parent, net as of December 31, 2021 decreased by $69.8 million to nil from $69.8 million as of December 31, 2020. The Navios Holdings Loan Agreement (as defined herein) was repaid in July 2021.

Other non-current assets: Other non-current assets as of December 31, 2021 decreased by $2.2 million, or 43.5%, to $2.9 million from $5.1 million as of December 31, 2020. This decrease was mainly attributable to the partial collection of a claim settlement during the year ended December 31, 2021, regarding a storage and transshipment contract in the Grain Port Terminal, which was recorded during the year ended December 31, 2020.

Liabilities

Total Liabilities increased by $22.8 million, or 3.7%, to $641.6 million as of December 31, 2021, from $618.7 million as of December 31, 2020. This increase was mainly attributable to the following factors:

Current Liabilities

Trade and other payables: Trade and other payables as of December 31, 2021 increased by $3.4 million, or 5.8%, to $62.3 million from $58.9 million as of December 31, 2020.

Interest-bearing loans and borrowings: Interest-bearing loans and borrowings as of December 31, 2021 increased by $3.2 million, or 13.9%, to $26.0 million from $22.8 million as of December 31, 2020. This increase was mainly attributable to the incurrence of the seller’s credit debt for the construction of the six liquid barges and the 2020 Fleet, partially offset by the repayment of principal under our credit facilities.

Promissory note (related party): Promissory note (related party) as of December 31, 2021 increased by $5.0 million to $5.0 million from nil as of December 31, 2020. This increase was mainly attributable to the issuance of a promissory note to Grimaud (as defined herein).

Lease liabilities - current portion: Lease-liabilities current portion as of December 31, 2021 increased by $0.2 million, or 20.2%, to $1.1 million from $0.9 million as of December 31, 2020.

Non-current Liabilities

Interest-bearing loans and borrowings: Interest-bearing loans and borrowings as of December 31, 2021 decreased by $1.4 million, or 0.3%, to $516.4 million from $517.8 million as of December 31, 2020. This decrease was mainly attributable by the repayment of principal amount due under our other credit facilities, partially offset by the incurrence of the seller’s credit debt for the construction of the six liquid barges and the 2020 Fleet.

Promissory note (related party): Promissory note (related party) as of December 31, 2021 increased by $10.0 million to $10.0 million from nil as of December 31, 2020. This increase was mainly attributable to the issuance of a promissory note to Grimaud (as defined herein).

Lease liabilities - non-current portion: Lease liabilities non-current portion as of December 31, 2021 increased by $0.8 million, or 10.2%, to $7.7 million from $6.9 million as of December 31, 2020. This increase was primarily attributable to new lease agreements entered into during the year ended December 31, 2021.

Provisions: Provisions as of December 31, 2021 increased by $0.1 million, or 24.4%, to $0.6 million from $0.5 million as of December 31, 2020.

Other non-current liabilities, deferred tax liabilities, income tax payable: Deferred tax liabilities, as of December 31, 2021 increased by $1.9 million to $10.5 million compared to $8.6 million as of December 31, 2020, mainly due to the recalculation of the deferred tax liability resulting from an increase in income tax rate. Other non-current liabilities as of December 31, 2021 increased by $0.3 million to $0.6 million compared to $0.3 million as of December 31, 2020. Income tax payable as of December 31, 2021 decreased by $0.1 million to nil compared to $0.1 million as of December 31, 2020.

Equity

Total equity decreased by $141.7 million, or 48.2%, to $152.1 million as of December 31, 2021, from $293.8 million as of December 31, 2020. This decrease was attributable to dividends distributed to our shareholders and the loss for the year.

B. Liquidity and Capital Resources

We have historically financed our capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under our credit facilities and issuance of other debt. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of debt and payments of dividends. We may also use funds to repurchase our outstanding indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms we deem appropriate and subject to our cash requirements for other purposes, compliance with the covenants under our debt agreements, and other factors management deems relevant. In addition, we regularly review opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We do not have any material contractual arrangements for such transactions at this time. See “—Interest-Bearing Loans and Borrowings” for further discussion of our working capital position.”

The following table presents cash flow information for each of the years ended December 31, 2021, 2020 and 2019.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Net cash provided by operating activities	$19,940	$60,983	$68,135
Net cash used in investing activities	(18,719)	(13,254)	(80,642)
Net cash used in financing activities	(43,511)	(18,464)	(18,360)
Net (decrease)/increase in cash and cash equivalents	(42,290)	29,265	(30,867)
Cash and cash equivalents, beginning of year	74,870	45,605	76,472
Cash and cash equivalents, end of year	$32,580	$74,870	$45,605

Cash Provided by Operating Activities for the Year Ended December 31, 2021 as Compared to the Year Ended December 31, 2020:

Net cash from operating activities decreased by $41.1 million to $19.9 million cash provided by operating activities for the year ended December 31, 2021 as compared to $61.0 million cash provided by operating activities for the year ended December 31, 2020.

In determining net cash from operating activities, (loss)/profit is adjusted for the effect of certain non-cash items including depreciation and amortization which are analyzed in detail in our Consolidated Statement of Cash Flows for the Years Ended December 31, 2021 and 2020, included elsewhere in this report.

Trade receivables and contract assets increased by $9.7 million at December 31, 2021 compared to December 31, 2020. This increase was mainly attributable to an increase in receivable days as of December 31, 2021, compared to December 31, 2020.

Inventories decreased by $1.3 million at December 31, 2021 compared to December 31, 2020. This decrease was mainly attributable to the decrease in inventory in our Liquid Port Terminal due to the lower sales of product.

Prepayments and other assets decreased by $0.5 million at December 31, 2021 compared to December 31, 2020. This decrease was attributable to (a) a $1.6 million decrease in VAT and other and (b) a $0.3 million decrease in insurance claims to be recovered; partially offset by (a) a $1.0 million increase in deferred insurance premiums and (b) a $0.3 million increase in advances to providers.

Trade and other payables and contract liabilities increased by $2.4 million at December 31, 2021 compared to December 31, 2020. This increase was mainly attributable to (a) a $3.7 million increase in trade payables; (b) a $1.4 million increase in tax payable; and (c) a $1.0 million increase in professional fees; partially offset by (a) a $1.9 million decrease in accrued expenses; (b) a $1.3 million decrease in deferred lease revenue; and (c) a $0.3 million decrease in other payables.

Other non-current assets decreased by $2.5 million at December 31, 2021 compared to December 31, 2020.

Cash Used in Investing Activities for the Year Ended December 31, 2021 as Compared to the Year Ended December 31, 2020:

Net cash used in investing activities increased by $5.5 million to $18.7 million for the year ended December 31, 2021, from $13.3 million for the same period in 2020.

Cash used in investing activities for the year ended December 31, 2021 was mainly the result of (a) $17.0 million in payments for the acquisition of three pushboats and 18 liquid barges, (b) $8.5 million in payments for the purchase of tangible assets, (c) $3.1 million for the construction of a crane in the Grain Port Terminal, (d) $1.2 million in payments for the construction of our six new liquid barges, (e) $0.4 million in payments for the construction of our two new tanks and (f) $0.1 million in payments for the development of our port operations in Port Murtinho, partially offset by (a) $7.5 million collection of the Navios Holdings Loan Agreement; (b) $3.7 million from the disposal of Shares (related party) and (c) $0.3 million in collections from net investment in the lease.

Cash used in investing activities for the year ended December 31, 2020 was mainly the result of (a) $7.3 million in payments for the purchase of tangible assets, (b) $1.6 million in payments for the acquisition of three pushboats and 18 liquid barges, (c) $1.4 million in payments for the construction of six new liquid barges, (d) $1.3 million in payments for the construction of our two new tanks in our Liquid Port Terminal, (e) $0.7 million for the construction of a crane in our Grain Port Terminal, (f) $0.7 million in investment relating to the Navios Holdings Loan Agreement and (g) $0.5 million for the development of port operations in Port Murtinho, partially offset by $0.2 million in collections from net investment in the lease.

Cash Used in Financing Activities for the Year Ended December 31, 2021 as Compared to Cash Used in Financing Activities for the Year Ended December 31, 2020

Net cash used in financing activities increased by $25.0 million to $43.5 million for the year ended December 31, 2021, as compared to $18.5 million of cash used in financing activities for the same period in 2020.

Cash used in financing activities for the year ended December 31, 2021 was due (a) a $19.1 million dividend paid to common shareholders, (b) $13.5 million in payments made in connection with the Company’s outstanding indebtedness, (c) $5.0 million in payments made in connection with the promissory note (See commitments and contingencies), (d) $5.3 million in payments for the repayment of the Notes Payable; and (e) $0.6 million in payment for the principal portion of our lease liabilities.

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

Cash used in investing activities for the year ended December 31, 2020 was mainly the result of (a) $7.3 million in payments for the purchase of tangible assets, (b) $1.6 million in payments for the acquisition of three pushboats and 18 liquid barges, (c) $1.4 million in payments for the construction of six new liquid barges, (d) $1.3 million in payments for the construction of our two new tanks in our Liquid Port Terminal, (e) $0.7 million for the construction of a crane in our Grain Port Terminal, (f) $0.7 million in investment relating to the Navios Holdings Loan Agreement and (g) $0.5 million for the development of port operations in Port Murtinho, partially offset by $0.2 million in collections from net investment in the lease.

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

Interest-Bearing Loans and Borrowings

2025 Notes

On July 8, 2020, Navios Logistics and its wholly owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $500.0 million in aggregate principal amount of senior secured notes due 2025 (“the 2025 Notes”), at a fixed rate of 10.75%. The net proceeds from the offering of the 2025 Notes were used to satisfy and discharge the indenture governing the 2022 Notes, to repay all amounts outstanding under the Term Loan B Facility and to pay certain fees and expenses related to the offering, with the balance used for general corporate purposes. The effect of this transaction was the recognition of a loss of $4.2 million in the statement of income under “Loss on debt extinguishment,” relating to the accelerated amortization of unamortized deferred finance costs.

On or after August 1, 2022, the Co-Issuers may redeem some or all of the 2025 Notes at the redemption prices set forth in the indenture governing the 2025 Notes. In addition, before August 1, 2022, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2025 Notes at a price equal to 110.750% of the principal amount of the 2025 Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date with an amount equal to the net cash proceeds of one or more equity offerings so long as at least 50% of the originally issued aggregate principal amount of the 2025 Notes remains outstanding. Prior to August 1, 2022, the Co-Issuers may also redeem all or a part of the 2025 Notes at a redemption price equal to the sum of: (a) 100% of the principal amount of the 2025 Notes to be redeemed; plus (b) the applicable “make-whole” premium described in the indenture governing the 2025 Notes, plus (c) accrued and unpaid interest, if any, on the 2025 Notes to be redeemed, to (but excluding) the applicable redemption date, subject to the right of holders of notes on the relevant record date to receive interest due on all the relevant interest payment dates. The Co-Issuers may also redeem all, but not less than all, of the 2025 Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Co-Issuers may be required to offer to purchase 2025 Notes from holders at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Notes are senior secured obligations of the Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The 2025 Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Company’s direct and indirect subsidiaries, other than Logistics Finance. The 2025 Notes are secured by (i) first priority ship mortgages on four tanker vessels servicing the Company’s Cabotage Business (the (1) Elena H, (2) Makenita H, (3) Sara H and (4) He Man H) owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor and (ii) an assignment by way of security of the Vale Port Contract (collectively, the “Collateral”). The 2025 Notes are effectively senior to all existing and future obligations of the subsidiary guarantors that own Collateral to the extent of the value of the Collateral but effectively junior to any existing and future secured obligations of the Co-Issuers and the subsidiary guarantors that are secured by assets other than the Collateral to the extent of the value of any assets securing such other obligations.

The indenture governing the 2025 Notes contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their restricted subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Notes also contains customary events of default.

As of December 31, 2021 and 2020, deferred finance costs associated with the 2025 Notes amounted to $15.9 million and $19.4 million, respectively. Finance costs associated with the 2025 Notes amounted to $53.6 million and $26.0 million for the years ended December 31, 2021 and 2020, respectively.

2022 Notes

On April 22, 2014, the Co-Issuers issued $375.0 million in aggregate principal amount of Senior Notes due May 1, 2022 (the “2022 Notes”), at a fixed rate of 7.25%. The 2022 Notes were redeemed in full on July 16, 2020 at 100% of their face amount, plus accrued and unpaid interest to the redemption date with the proceeds of the Co-Issuers’ 2025 Notes. Following this transaction, the Company recognized a loss of $2.7 million in its consolidated statement of (loss)/income for the year ended December 31, 2020 under “Loss on debt extinguishment” relating to the accelerated amortization of the unamortized deferred finance costs.

Finance costs associated with the 2022 Notes amounted to nil, $14.7 million and $27.2 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a $100.0 million Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bore an interest rate of LIBOR plus 475 basis points and had a four-year term with 1.0% amortization per annum. The Term Loan B Facility was repaid in full on July 8, 2020 at par plus accrued and unpaid interest to the repayment date with the proceeds of the Co-Issuers’ 2025 Notes. Following this transaction, the Company recognized a loss of $1.5 million in its consolidated statement of (loss)/income for the year ended December 31, 2020 under “Loss on debt extinguishment” relating to the accelerated amortization of the unamortized deferred finance costs.

Finance costs associated with the Term Loan B Facility amounted to nil, $3.2 million and $7.2 million for the years ended December 31, 2021, 2020 and 2019, respectively.

 Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its Dry Port Terminals, the Company entered into an unsecured export financing line of credit for a total amount of $42.0 million, including all related fixed finance costs of $5.9 million, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). The Company incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, the Company shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A.. As of December 31, 2021, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $12.5 million.

Finance costs associated with the Notes Payable amounted to $0.6 million, $1.0 million and $1.6 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Other Indebtedness

On February 28, 2020, the Company entered into a $25.0 million loan facility (the “BBVA Facility”) with BBVA, which was drawn on July 8, 2020. The BBVA Facility was used to repay existing debt with BBVA, and for general corporate purposes. The BBVA Facility bears interest at a rate of LIBOR (180 days) plus 325 basis points, is repayable in quarterly installments with final maturity on March 31, 2022 and is secured by assignments of certain receivables. As at December 31, 2021, the outstanding balance was $12.0 million. On March 23, 2022, the Company entered into the 2022 BBVA Facility with BBVA in order to refinance the outstanding balance of the BBVA Facility through the 2022 BBVA Facility.

On May 18, 2017, the Company entered into a $14.0 million term loan facility (the “Term Bank Loan”) in order to finance the acquisition of two product tankers. The Term Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7.0 million on the last repayment date. In December 2021, the Company agreed to amend the Term Bank Loan, extending its maturity and amending the repayment schedule. On February 28, 2022, the amended Term Bank Loan was signed. Following the amendment, the $7.0 million final balloon payment of the Term Bank Loan which was due on May 18, 2022 is repayable in twelve equal quarterly installments, beginning on August 18, 2022, with a final balloon payment of $2.8 million. As of December 31, 2021, the outstanding amount of the Term Bank Loan was $7.7 million. As of December 31, 2021 and 2020, unamortized deferred finance costs associated with the Term Bank Loan amounted to $0.1 million and less than $0.1 million, respectively.

In December 2020, the Company entered into a $13.5 million seller’s credit agreement for the construction of six liquid barges to be made available by way of credit in six equal tranches. Each drawdown is repayable in 20 quarterly installments starting from the delivery of each barge. The seller’s credit for the construction of the six liquid barges bears interest at a fixed rate of 8.5%. As of December 31, 2021, we had drawn the total available amount and the outstanding balance was $11.2 million. Finance costs associated with the seller’s credit agreement for the construction of six liquid barges amounted to $1.1 million and $0.2 million for the years ended December 31, 2021 and 2020, respectively.

In the fourth quarter of 2020, the Company entered into a purchase agreement with an unrelated third party for the acquisition of the 2020 Fleet. The acquisition was completed on March 22, 2021, and the Company entered into a $15.0 million seller’s credit agreement for the acquisition of the 2020 Fleet. The seller’s credit agreement bears interest at a fixed rate of 5.0% per annum and is payable in three equal annual installments of $5.0 million. Finance costs associated with the seller’s credit agreement for the acquisition of the 2020 Fleet amounted to $0.6 million for the year ended December 31, 2021 (nil for the year ended December 31, 2020).

In connection with the acquisition of Hidronave S.A. on October 29, 2009, the Company assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. The loan facility bore interest at a fixed rate of 600 basis points. In September 2021, this loan was repaid in full.

In connection with its loan obligations and other long term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

We were in compliance with all the covenants as of December 31, 2021.

The annual weighted average interest rates of the Company’s total interest-bearing loans and borrowings were 9.96%, 8.39% and 7.12% for the years ended December 31, 2021, 2020 and 2019, respectively.

As of December, 2021, an amount of $23.3 million ($26.3 million as of December 31, 2020) was included under “Trade and other payables” in the Company’s statement of financial position related to accrued interest from our interest-bearing loans and borrowings.

The maturity table below reflects future payments of the long-term interest-bearing loans and borrowings and interest outstanding as of December 31, 2021, for the next five years and thereafter, based on the repayment schedule of the respective loan facilities (as described above).

Payment due by period	As of December 31, 2021 (Amounts in millions of U.S. dollars)
December 31, 2022	$82.1
December 31, 2023	69.2
December 31, 2024	66.2
December 31, 2025	533.4
Total	$750.9

Contractual Obligations and Contingencies

The following table summarizes our contractual obligations as of December 31, 2021:

	Less than a year	1-2 years	2-3 years	3-4 years	More than 5 years	Total
Interest-bearing loans and borrowings and interest outstanding (excluding items below)	$82.1	$69.2	$66.2	$533.4	$—	$750.9
Lease liabilities(1)	1.1	1.0	0.8	0.6	23.6	27.1
Trade and other payables	62.3	—	—	—	—	62.3
Promissory note	5.0	10.0	—	—	—	15.0
Total	$150.5	$80.2	$67.0	$534.0	$23.6	$855.3

(1)       We have several lease agreements with respect to our operating port terminals and various offices.

Working Capital

On December 31, 2021, our current assets totaled $91.8 million, while current liabilities totaled $95.9 million, resulting in a negative working capital position of $4.1 million, primarily related to the principal payments of the BBVA Facility maturing in the first quarter of 2022, which was subsequently refinanced on March 23, 2022 with the 2022 BBVA Facility and is repayable in twelve quarterly installments with final maturity on July 1, 2025.

Our cash forecast indicates that we will generate sufficient cash for at least the next 12 months from April 1, 2022 to make the required principal and interest payments on our indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

Our Argentine subsidiary could be prevented from transferring funds outside of Argentina. See “Item 3.D Risk Factors — Risks Relating to Argentina.”

Capital Expenditures

During the first quarter of 2021, Navios Logistics completed the construction of six liquid barges and a total of $19.5 million transferred to “Tangible assets” in its consolidated statement of financial position of which capitalized interest amounted to $1.1 million.

During the first quarter of 2021, Navios Logistics completed the construction of two new tanks in its liquid port terminal and a total of $1.8 million was transferred to “Tangible assets” in its consolidated statement of financial position.

In the fourth quarter of 2020, Navios Logistics entered into a purchase agreement with an unrelated third party for the acquisition of the 2020 Fleet, for a purchase price of $30.0 million. The acquisition was completed on March 22, 2021. As of December 31, 2021, a total of $32.0 million was transferred to “Tangible assets” in its consolidated statement of financial position.

During the second quarter of 2021, Navios Logistics completed the installation of a crane in its Grain Port Terminal and a total of $3.8 million was transferred to “Tangible assets” in its consolidated statement of financial position.

Since 2018, Navios Logistics has acquired a total of approximately 9.0 hectares of undeveloped land located in the Port Murtinho. The Company plans to develop this land for its port operations. As of December 31, 2021, the Company had paid $2.3 million for the land acquisition and capitalized expenses for the development of its port operations and its planned investment for this project is approximately $35 million (we currently have no material commitments for this project).

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

On July 30, 2021, the Company declared and paid a pro rata dividend to its shareholders in shares of Grimaud Ventures S.A. (“Grimaud”), representing 100% of Navios Logistics’ equity interest in Grimaud.

On February 21, 2020, Navios Logistics declared and paid a dividend in the aggregate amount of $27.5 million.

On July 10, 2020, Navios Logistics declared and paid a dividend in cash or shares of Navios Holdings in the aggregate amount of $6.4 million.

Concentration of Credit Risk

Accounts Receivable & Contract Assets

In each of our businesses, we derive a significant part of our revenues from a small number of customers. We expect that a small number of customers will continue to generate a substantial portion of our revenues for the foreseeable future. For the year ended December 31, 2021, our largest customers, Vale International S.A. (“Vale”) and YPF S.A. (“YPF”), accounted for 23.4% and 10.1%, respectively, of our revenues, and our five largest customers accounted for approximately 53.6% of our revenues, with no such customer (other than Vale and YPF) accounting for greater than 10% of our revenues. For the year ended December 31, 2020, our largest customer, Vale, accounted for 31.8% of our revenues, and our five largest customers accounted for approximately 58.7% of our revenues, with no such customer (other than Vale) accounting for greater than 10% of our revenues. For the year ended December 31, 2019, our largest customer, Vale, accounted for 36.4% of our revenues, and our five largest customers accounted for approximately 64.0% of our revenues, with no such customer (other than Vale) accounting for greater than 10% of our revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges as well as port terminals. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of our significant customers, including our large take-or-pay customers or the change of the contractual terms of any one of our most significant take-or-pay contracts or any significant dispute with one of these customers could materially adversely affect our financial condition and our results of operations.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

See “Item 3.D.—Key Information—Risk Factors—We depend on a few significant customers for a large part of our revenues, and the loss of one or more of these customers could materially and adversely affect our revenues.”

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

Effects of Inflation:

The economic environment and factors in Argentina were determined to be highly inflationary as of December 31, 2021. Nevertheless, the Company does not consider inflation to be a significant risk factor to the cost of doing business in the future as the functional currency of the Company’s Argentinian subsidiary is the U.S. dollar. In addition, the day-to-day operations of the Company’s Argentinian subsidiary are dependent on the economic environment of the Company’s U.S. dollar currency.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

Our results of operations are affected by certain factors, including our ability to renew contracts on our fleet and ports on the expiration of current contracts which depends on economic conditions in the sectors we operate and changes in the supply and demand for vessels, barges and pushboats and for the transshipment and storage of commodities. Other factors that affect our operating results include fluctuations in exchange rates, the impact of inflation and fuel price increases and the seasonality of the industries in which we operate. See “Item 5.A Operating Results — Overview — Factors affecting our results of operations.”

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

As of December 31, 2021, the Company had identified certain impairment indicators in two of its product tanker vessels, which the Company considers each as a separate CGU, operating in the Cabotage Business, and as such, an impairment assessment was performed. As a result, the Company recognized an impairment loss for an aggregate amount of $19.4 million for two of its product tanker vessels, the Malva H and Sara H built in 2006 and 2007, respectively. The Company determined there was no potential impairment for the remaining six vessels. See Note 10 to our Financial Statements included herein.

As of December 31, 2020, no impairment loss was recognized.

As of December 31, 2019, an impairment loss of $2.6 million was recognized in its consolidated statements of (loss)/income, after considering the changes in the way the tanker vessel Malva H is expected to be used in the near future. See Note 10 to our Financial Statements included herein.

Given the results of our impairment analysis as of each of December 31, 2021 and 2020, no segments had potential impairment for the year ended December 31, 2021 and there was no potential impairment in the Port Terminal Business or the Barge Business for the year ended December 31, 2020, as in each case the relevant segments’ estimated cash flow projections showed recoverability of their asset values. See “—Financial Highlights—For the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020—Cost of Sales.” With regards to our Barge Business, we have experienced volatility in the time charter and CoA/voyage rate environment during the last few years, but we do not believe that these rates, which are lower than the 10-year average of the daily rates realized by our own fleet, will remain at such levels in the future. For the purpose of our estimated cash flow projections in the asset impairment analysis, we have assumed that the revenue rates will return to levels consistent with reflecting the 10-year average of the daily rates realized by our own fleet, which captures the cyclicality of the Barge Business.

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

The scheduled drydocking and special surveys component that are carried out every five years for ocean-going vessels and up to every six to eight years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained under certain conditions. The costs of drydockings and special surveys are amortized over the above mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, pushboats and barges sold are charged against income in the year the vessel, pushboat or barge is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and fuel, labor and services incurred solely during the drydocking or special survey period.

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

Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, on the same basis as for other tangible assets as described in Note 2(n) to our Consolidated Financial Statements, included herein.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors and Senior Management

The following table sets forth information regarding our current directors and members of our senior management as of April 1, 2022:

Name	Age	Position
Angeliki Frangou	57	Chairwoman and Director
Claudio Pablo Lopez	64	Chief Executive Officer, Vice Chairman and Director
Carlos Augusto Lopez	61	Chief Commercial Officer-Shipping Division and Director
Horacio Enrique Lopez	65	Chief Operating Officer-Shipping Division and Director
Ruben Martinez	63	Chief Operating Officer-Port Division and Director
Ioannis Karyotis	46	Chief Financial Officer
Ted Petrone	67	President
George Achniotis	57	Executive Vice President-Business Development and Director
Vasiliki Papaefthymiou	53	Executive Vice President-Legal
Efstratios Desypris	49	Senior Vice President-Strategic Planning and Director
Jeremy Bryan	55	Senior Vice President-Business Development
Anna Kalathakis	52	Secretary, Senior Vice President-Legal Risk Management

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is Aguada Park Free Zone, Paraguay 2141, Of. 1603, Montevideo Uruguay.

Angeliki Frangou has been Navios Logistics’ Chairwoman and a Member of the Board of Directors since its inception in December 2007. Ms. Frangou has also been the Chairwoman and Chief Executive Officer of Navios Maritime Holdings Inc. (NYSE: NM) since August 2005. In addition, Ms. Frangou has been the Chairwoman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since its inception in August 2007. Ms. Frangou is also a Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. Since 2015, Ms. Frangou has been a Member of the Board Trustees of Fairleigh Dickinson University. Ms. Frangou also acts as Vice Chairwoman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a Bachelor’s degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a Master’s Degree in Mechanical Engineering from Columbia University.

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

Carlos Augusto Lopez has been our Chief Commercial Officer—Shipping Division since January 2008, and a member of our Board of Directors since January 2008. Mr. Lopez has 30 years of experience in commercial and logistics business in the Hidrovia Region and Mercosur. He has been a member of the Board of Directors and Vice President of Compania Naviera Horamar S.A. since September 1992. He is former Chairman of Parana de las Palmas Shipyard and a former member of the Board of Directors of Naviera Conosur S.A. He is also a member of the Board of Directors of Petrolera San Antonio S.A. He has also served as Chairman of Harrow S.A. and Sermar S.A. He is a founding member of the Argentinian Flag Ship owners’ Chamber (CARBA) and of the Argentinian Flag Shipowners’ Chamber (ACAENA) and a member of the Argentinian-Paraguayan Chamber of Commerce. He is also a member of several organizations such as the Uruguayan-Argentinian Chamber of Commerce, the Permanent Commission of Transport of the River Plate Basin (CPTCP), the Ethics Committee of the Argentinian Shipowners’ Tanker Association (CABBTA) and the Ethics Committee of the Federation of Argentine Shipping Companies (FENA). He is the founder, developer and Board Member of different companies in partnership with major traders like Continental Grains, Glencore and Vitol. Mr. Lopez is the brother of Claudio Pablo Lopez, our Vice Chairman, Chief Executive Officer and a director, and Horacio Enrique Lopez, our Chief Operating Officer—Shipping Division, a director and a member of our Executive Committee.

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

Ted C. Petrone became President of the Company in July 2020, having previously served as a director of Navios Holdings from May 2007 to January 2015 and President of Navios Corporation from September 2006 to January 2015. Mr. Petrone has served in the maritime industry for 45 years, 41 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. Mr. Petrone was previously responsible for all aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone is currently also a director of Navios Acquisition, a New York Stock Exchange listed company, and an affiliate of the Company; and has served in such capacity since June 2008. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a Bachelor of Science degree in maritime transportation. He has served aboard U.S. Navy (Military Sealift Command) tankers.

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

Vasiliki Papaefthymiou has been our Executive Vice President—Legal since March 2011. She has been a member of Navios Holdings’ Board of Directors since its inception, and prior to that was a member of the Board of Directors of ISE. Ms. Papaefthymiou has served as General Counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as General Counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a master’s degree in Maritime Law from Southampton University in the UK. Ms. Papaefthymiou is admitted to practice law before the Bar in Athens, Greece.

Efstratios Desypris was appointed our Senior Vice President—Strategic Planning in March 2011 and has been a director since April 2012. In addition, Mr. Desypris is the Chief Financial Controller of Navios Holdings since May 2006. He also serves as Chief Operating Officer of Navios Partners and he has served as Chief Financial Officer of Navios Partners from 2010 to 2021. Before joining the Navios Group, Mr. Desypris worked for nine years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

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

B. Compensation

Officers’ Compensation

The aggregate annual compensation paid to our executive officers was approximately $0.9 million for the year ended December 31, 2021.

Other Arrangements

We are party to a shareholders’ agreement with certain members of the Lopez family. See “Item 7.B. Certain Relationships and Related Party Transactions — Shareholders’ Agreement.”

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

As of December 31, 2021, we employed 409 land-based employees: 28 employees in the Asuncion, Paraguay office, 47 employees at the Liquid Port Terminal, 101 employees in the Buenos Aires, Argentina office, six employees in the Montevideo, Uruguay office, 215 employees at the Dry Port Terminals, and 12 employees in the Corumba, Brazil office.

Certain of our operations in Argentina, Uruguay and Brazil are unionized. We believe that we have good relations with our employees and seamen and since our inception we have had no history of work stoppages.

E. Share Ownership

None of our executive officers nor directors have direct ownership in our common stock. For information on the beneficial ownership of our common stock by an entity related to our Chairwoman, our Chief Executive Officer and Director, our Chief Commercial Officer (Shipping Division) and Director and our Chief Operating Officer (Shipping Division) and Director, see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth the beneficial ownership, as of April 1, 2022, of our common stock and by each person we know to beneficially own more than 5% of our common stock.

Percentage of beneficial ownership is based on 20,000 shares of common stock outstanding on April 1, 2022.

Pursuant to the Shareholders Agreement (as defined herein), when we become subject to the reporting requirements of the Exchange Act following the consummation of the exchange offer, the shares of our common stock held by Navios Holdings can convert into shares of Class B Common Stock, with each share of Class B Common Stock entitling the holder to ten votes per share. Navios Holdings has currently agreed to waive such conversion provision of the Shareholders’ Agreement. If and when issued, shares of Class B Common Stock are convertible at any time at the option of the holder thereof into one share of common stock and will automatically convert into shares of common stock upon any transfer of shares of Class B Common Stock to a holder other than Navios Holdings or any of its affiliates or any successor to Navios Holdings’ business or of all or substantially all of its assets or if the aggregate number of outstanding shares of common stock and Class B Common Stock beneficially owned by Navios Holdings falls below 20% of the aggregate number of outstanding shares of common stock and Class B Common Stock. See “Item 7.B Certain Relationships and Related Party Transactions — Shareholders’ Agreement.”

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

	Shares Beneficially Owned(1)(2)
Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Voting Power
Navios Maritime Holdings Inc.(1)	12,765	63.8%
Sinimalec S.A.(2)	7,235	36.2%
(1)	Navios Holdings, which beneficially owns shares of our common stock through its wholly owned subsidiary Navios Corporation, is a Republic of the Marshall Islands corporation with shares of its common stock listed on the New York Stock Exchange, and is controlled by its board of directors, which consists of the following eight members: Angeliki Frangou (its Chairwoman and Chief Executive Officer), Vasiliki Papaefthymiou, Shunji Sasada, Spyridon Magoulas, John Stratakis, George Malanga, Efstathios Loizos and Michael Pearson. In addition, we have been informed by Navios Holdings that, based upon its knowledge, including documents publicly available filed with the SEC, it believes that the only beneficial owners of greater than 5% of the common stock of Navios Holdings are Angeliki Frangou, who owns 34.8% (who has previously filed an amended Schedule 13D indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and, as of January 10, 2022, she had purchased approximately $10.0 million of additional shares of common stock). We have been informed by Navios Holdings that, other than Angeliki Frangou, no beneficial owner of greater than 5% of Navios Holdings’ common stock is an affiliate of Navios Holdings.
(2)	Sinimalec S.A. (“Sinimalec”) is a Uruguay corporation which beneficially owns shares of our common stock through its 100% ownership in Peers, a Panama corporation (the record holder of such shares). The families of Claudio Pablo Lopez, our Chief Executive Officer and Vice Chairman, Carlos Augusto Lopez, our Chief Commercial Officer-Shipping Division and Horacio Enrique Lopez, our chief Operating Officer-Shipping Division each beneficially own 33.3% of the voting stock of Sinimalec. There is no contract, arrangement, understanding, relationship or other agreement among or between any of the Lopez brothers regarding the voting power or investment power of their respective ownership interests in Sinimalec. Each of the Lopez brothers expressly disclaims any beneficial ownership in the shares of Sinimalec owned by either of the families of the other brothers.

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

Administrative Services Agreement

We entered into an Administrative Services Agreement for a term of five years beginning on April 12, 2011, with Navios Holdings, assigned to Navios Corporation on May 28, 2014, and subsequently assigned to Navios Shipmanagement Inc. (the “Manager”) on August 29, 2019, pursuant to which the Manager would provide certain administrative management services to us. In January 2022, we extended the duration of the Administrative Services Agreement until January 1, 2027.

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

Total administrative expenses charged pursuant to the Administrative Services Agreement for the year ended December 31, 2021 amounted to $1.1 million ($1.1 million for the year ended December 31, 2020 and $1.1 million for the year ended December 31, 2019).

At December 31, 2021 and 2020, the amounts due (to)/from affiliate companies were as follows:

	December 31, 2021	December 31, 2020
	(in millions of U.S. dollars)
Navios Holdings (Parent)	$—	$75.1
Peers Business Inc. (Other related party)	(15.0)	—
Navios Shipmanagement Inc. (Other related party)	(0.4)	0.3
Total	$(15.4)	$75.4

Amounts due (to)/from affiliate companies do not accrue interest and do not have a specific due date for their settlement apart from the Navios Holdings Loan Agreement (as defined below) which was repaid as of December 31, 2021.

The Navios Holdings Loan Agreement: On April 25, 2019, Navios Logistics agreed to lend Navios Holdings $50.0 million on a secured basis (the “Navios Holdings Loan Agreement”) to be used for general corporate purposes, including the repurchase of Navios Holdings’ 7.375% First Priority Ship Mortgage Notes due 2022 (the “Navios Holdings 2022 Notes”). The secured credit facility was secured by Navios Holdings 2022 Notes purchased with funds borrowed under the Navios Holdings Loan Agreement. The secured credit facility included an arrangement fee of $0.5 million and initially bore fixed interest of 12.75% for the first year and 14.75% for the second year. On December 2, 2019, Navios Logistics agreed to increase the amount available under the Navios Holdings Loan Agreement by $20.0 million. Following this amendment, as a result of the redemption of the 2022 Notes, repayment of the Term Loan B Facility and the issuance of 2025 Notes, (a) the interest rate on the Navios Holdings Loan Agreement decreased to 10.0%, and (b) the maturity of the Navios Holdings Loan Agreement was extended to December 2024.

During the first and the second quarters of 2019, Navios Logistics purchased $35.5 million face value Navios Holdings 2022 Notes from unaffiliated third parties in open market transactions for a total of $17.6 million and subsequently sold these securities to Navios Holdings for $18.7 million, recognizing a gain of $1.1 million which is included under “Other income, net” in the statement of (loss)/income.

On June 24, 2020, we entered into a deed of assignment and assumption with our wholly-owned subsidiary, Grimaud and Anemos Maritime Holdings Inc. in respect of the Navios Holdings Loan Agreement, in which we assigned its legal and beneficial right, title and interest in the Navios Holdings Loan to Grimaud. On June 25, 2020, Grimaud agreed to amend the Navios Holdings Loan Agreement to amend the interest payment date in respect of the Navios Holdings Loan and to allow a portion of the total interest payable in respect of the Navios Holdings Loan to be effected in common shares of Navios Holdings. On July 10, 2020, Navios Holdings issued 2,414,263 shares of common stock to Grimaud and paid Grimaud $6.4 million in satisfaction of the interest payable in respect of the Navios Holdings Loan Agreement as of that date.

Effective as of May 2021, and upon the release of certain collateral, the facility bore interest of 13.0% per annum.

On June 30, 2021, Grimaud entered into a supplemental agreement (the “Supplemental Navios Holdings Loan Agreement”) to the Navios Holdings Loan Agreement, whereby Grimaud and Navios Holdings agreed to amend the Navios Holdings Loan Agreement so that the Navios Holdings Loan Agreement could be repaid or prepaid in full through the issuance of shares of common stock of Navios Holdings (the “Shares”) to Grimaud. The effectiveness of the Supplemental Navios Holdings Loan Agreement was subject to, and contingent upon, a prepayment by Navios Holdings of the Navios Holdings Loan Agreement in the amount of $7.5 million in cash and the effectiveness of a registration statement of Navios Holdings registering the resale of 9,301,542 Shares, among other conditions. On July 13, 2021 following the completion of all conditions precedent, the Shares were transferred to Grimaud and the Navios Holdings Loan Agreement was repaid in full. Subsequently, Grimaud entered into a 10b-5 sales agreement for the sale of the Shares. As of July 30, 2021, the date on which the shares of Grimaud were distributed as dividend to the shareholders of the Company, Grimaud had sold 752,000 shares of common stock of Navios Holdings and generated net proceeds of $3.7 million. Following the July 30, 2021 dividend, the Company recognized a loss of $24.1 million in its consolidated statement of (loss)/income for the year ended December 31, 2021 under “Loss from mark to market and disposal of financial asset”.

As of December 31, 2021, the full amount was repaid. For the year ended December 31, 2021, interest income related to Navios Holdings Loan Agreement amounted to $4.2 million ($8.3 million for the year ended December, 2020). As of December 31, 2020, an amount of $5.2 million was included under “Financial assets at amortized cost (related party)” in Navios Logistics’ consolidated statement of financial position related to accrued interest to be collected from Navios Holdings.

Administrative expenses: On August 29, 2019, Navios Logistics entered into an assignment agreement with Navios Corporation (“NC”) and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between Navios Logistics and Navios Holdings on April 12, 2011, first assigned to NC on May 28, 2014 and subsequently amended on April 6, 2016 and January 1, 2022 (extending the duration of the agreement until January 1, 2027), was assigned from NC to NSM. Thereafter NSM will continue to provide certain administrative management services to Navios Logistics. NSM will be reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total administrative expenses charged for the year ended December 31, 2021 amounted to $1.1 million ($1.1 million in 2020 and $1.1 million in 2019).

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) Divijet S.A., Trace Capital and Pit Jet S.A., all owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer — Shipping Division, neither of whom has a controlling interest in those companies. Total charges were nil for the year ended December 31, 2021 (less than $0.1 million in 2020 and less than $0.1 million in 2019) and amounts payable amounted to less than $0.1 million as of December 31, 2021 and December 31, 2020, respectively.

Promissory note: On July 30, 2021, Navios Logistics issued a $20.0 million promissory note to Grimaud. The promissory note is payable in four semi-annual equal installments commencing on August 15, 2021. The Company has the ability to defer payment of one of the first three installments subject to certain conditions. On July 30, 2021, Grimaud entered into an assignment agreement with Peers, whereby the promissory note was assigned to Peers. On August 15, 2021, the first installment was paid.

Employment Agreements

We have entered into employment agreements with three key management employees who are non-controlling shareholders of the Company. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete.

The employment agreements expire on December 31 of each calendar year, but renew automatically for successive one-year periods until either party gives 90 days’ written notice of its intention to terminate the agreement. As of the date of this report, we have not received any notice of termination in advance of the 2022 calendar year. Generally, the agreements call for a base salary ranging from $0.28 million to $0.34 million per year, annual bonuses and other incentives provided certain EBITDA performance targets are achieved. Under the agreements, we accrued compensation totaling $0.9 million for the year ended December 31, 2021 ($0.9 million in 2020).

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

Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by the BCA or by the Articles, may only be called by two members of the Board of Directors, the Chief Executive Officer or the Chairwoman. Such request must state the purpose or purposes of the proposed meeting.

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

C. Material Contracts

Refer to “Item 5. Operating and Financial Review and Prospects—Interest-Bearing Loans and Borrowings” for a discussion of our interest-bearing loans and borrowings, including Item 5.F for a discussion of our contractual obligations. Other than these agreements, the Company has no material contracts, other than the contracts entered into the ordinary course of business.

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

In the case of Argentina, however, it should be noted that local authorities have established certain foreign exchange restrictions that affect the export or import of capital. See “Item 3.D. Risk Factors — Risks Relating to Argentina — The current and future foreign exchange policy of Argentina may affect the ability of our Argentine subsidiaries to make money remittances outside of Argentina.”

E. Taxation

OTHER TAX JURISDICTIONS

The Republic of the Marshall Islands and Panama do not impose a tax on shipping income. Under the laws of the Republic of the Marshall Islands and Panama, the countries of incorporation of the Company and certain of its subsidiaries and the vessels’ registration, respectively, the companies are subject to registration and tonnage taxes.

Certain of Navios Logistics’ subsidiaries are incorporated in countries which impose additional taxes, such as Argentina, Uruguay, Brazil and Paraguay. As a result of the Law 27,630, voted by the Argentinean Parliament in June 2021, income tax rates and scales were modified. Income tax liabilities of the Argentinean subsidiaries for the current period is measured at the amount expected to be paid to the taxation authorities using a tax rate of 35.0% on any taxable profit above 50 million Argentinean pesos $487, 30% on any taxable profit between 5 million pesos $49 and 50 million pesos $487, and 25% on any taxable profit below 5 million pesos $49, The enacted Law 27,630 replaced the income tax rates and scales of the tax reform previously voted by the Argentinean Parliament in December 2017, and the Law 27,541 voted in December 2019, in which the corporate income tax rate had decreased from 35% in 2017 to 30% for the period from 2018 to 2021, and would further decrease to 25% for the period from 2022 onwards. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Until the fiscal year ended December 31, 2019, there were two possible options to determine the income tax liability of Paraguayan subsidiaries. Under the first option, income tax liabilities for the current and prior periods were measured at the amount expected to be paid to the taxation authorities, by applying the tax rate of 10.0% on the fiscal profit and loss. 50.0% of revenues derived from international freights were considered Paraguayan sourced (and therefore taxed) if carried between Paraguay and Argentina, Bolivia, Brazil or Uruguay, with destination Paraguay. Alternatively, only 30.0% of revenues derived from international freights carried between other countries with destination Paraguay were considered Paraguayan sourced. Companies whose operations were considered international freights could choose to pay income taxes on their revenues at an effective tax rate of 1.0% on such revenues, without considering any other kind of adjustments. Fiscal losses, if any, were neither deducted nor carried forward. As per the tax reform in Paraguay that is in force since January 1, 2020 (Law 6,380 from September 25, 2019 confirmed by Decree 3182 from December 30, 2019), there are still two possible options to determine the income tax liability of Paraguayan companies. Under the first option income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, by applying the tax rate of 10% on the fiscal profit and loss. The 100% of revenues derived from freights carried between other countries with destination Paraguay are considered Paraguayan sourced, and therefore taxed. The tax reform also states that any fiscal losses generated as of the fiscal year starting January 1, 2020, will be carried forward for up to five years, with the possibility to deduct each year the 20% from future fiscal years taxable income. Companies whose operations are considered international freights can alternatively choose to pay income taxes on their revenues at an effective tax rate of 3% of such revenues, without considering any other kind of adjustments. Once the methodology is chosen, the Paraguayan companies have to keep it for at least five years.

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

Interest Rate Risk:

Debt instruments: As of December 31, 2021 and December 31, 2020, the Company had a total of $558.4 million and $560.0 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a fixed rate except for the Notes Payable, the BBVA Facility and the Term Bank loan that bear interest at a floating rate.

Interest rates on the seller’s credit for the construction of six liquid barges, the 2025 Notes and the credit agreement for the acquisition of the 2020 Fleet are fixed and, therefore, changes in interest rates affect their fair value, which as of December 31, 2021 was $11.2 million, $527.0 million and $15.0 million, respectively, but do not affect the related finance costs. Interest rates on the loan facility of Hidronave S.A., the seller’s credit for the construction of six liquid barges and the 2025 Notes are fixed and, therefore, changes in interest rates affect their fair value which as of December 31, 2020 was less than $0.1 million, $11.0 million and $542.4 million, respectively.

Interest rates on the Notes Payable, the New BBVA Facility and the Term Bank loan is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related finance cost. As of December 31, 2021, the amount outstanding under the Company’s floating rate loan facilities was $32.2 million.

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

The following are the possible impacts on the results in the event of these scenarios occurring:

	December 31, 2021
	Effect on Income and Equity
	Carrying amount	Possible increase through maturity (Δ 25%)	Remote increase through maturity (Δ 50%)
LIBOR
Interest-bearing loans and borrowings	(32.2)	< (0.1)	(0.1)

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

We are exposed to foreign currency exchange transaction risk related to funding our operations. For the years ended December 31, 2021, December 31, 2020 and December 31, 2019, approximately 50.8%, 47.8%, and 53.4% respectively, of our expenses were incurred in currencies other than U.S. dollars. Further, for the year ended December 31, 2021, approximately 25%, 16% and 10% of the Company’s $143.5 million of combined cost of (a) time charter, voyage and port terminal expenses, (b) direct vessels expenses, (c) cost of products and (d) administrative expenses, net of depreciation (“Combined Cost”), were denominated in the Argentinean pesos, Paraguayan guaranies and Uruguayan pesos, respectively. Comparatively, the same foreign currencies accounted for approximately 21%, 16% and 10%, respectively, of our $124.7 million of Combined Cost for the year ended December 31, 2020, and approximately 24%, 16% and 13% respectively, of our $118.3 million of Combined Cost for the year ended December 31, 2019. For the years ended December 31, 2021, 2020 and 2019, Brazilian reais accounted for less than 1% of our Combined Cost.

For the year ended December 31, 2021, a 1.00% change in the exchange rates between the U.S. dollar and Argentinean pesos, Paraguayan guaranies and Uruguayan pesos would change our profit for the year by $0.4 million, $0.2 million and $0.1 million, respectively. Comparatively, a 1.00% change in the same exchange rates would change our profit for the year ended December 31, 2020 by $0.3 million, $0.2 million and $0.1 million, respectively, and for the year ended December 31, 2019, by $0.3 million, $0.2 million and $0.2 million, respectively.

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

Item 14. Material Modifications to the Rights of Shareholders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2021. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2021.

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

Navios Logistics’ management assessed the effectiveness of Navios Logistics’ internal control over financial reporting as of December 31, 2021. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management believes that, as of December 31, 2021, Navios Logistics’ internal control over financial reporting is effective based on those criteria.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal accountants for fiscal years 2021 and 2020 were Price Waterhouse and Co S.R.L. The audit fees for the audit of each of the years ended December 31, 2021 and 2020 were $0.9 million and $1.0 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2021 and 2020.

Tax Fees

There were no tax fees billed in 2021 and 2020.

All Other Fees

There were no other fees billed in 2021 and 2020.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-69 and is filed as part of this report.

Item 19. Exhibits

1.1	Amended Articles of Incorporation of Navios South American Logistics Inc.(1)

1.2	Bylaws of Navios South American Logistics Inc.(1)

2.1	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A.(1)

2.2	Shareholders’ Agreement, dated as of November 19, 2019, by and among Navios South American Logistics Inc., Navios Maritime Holdings Inc. and Peers Business S.A.(10)

2.3	Amended and Restated Waiver to Shareholder’s Agreement.(2)

2.4	Indenture, dated April 22, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(3)

2.5	First Supplemental Indenture, dated as of November 3, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(4)

2.6	Second Supplemental Indenture, dated as of February 6, 2015, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(4)

2.7	Third Supplemental Indenture, dated as of September 26, 2016, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(5)

2.8	Fourth Supplemental Indenture, dated as of March 20, 2019, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(7)

4.1	Administrative Services Agreement, dated as of April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc.(1)

4.1.1	Assignment Agreement, dated August 29, 2019, among Navios Corporation, Navios South American Logistics Inc. and Navios Shipmanagement Inc.(9)

4.1.2	Amendment to the Administrative Services Agreement, dated January 01, 2022, between Navios South American Logistics Inc. and Navios Shipmanagement Inc.*

4.2	Credit Agreement, dated as of November 3, 2017, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., the Guarantors named therein, the several banks, financial institutions, institutional investors and other entities from time to time party thereto as lenders, and Morgan Stanley Senior Funding, Inc., as Administrative Agent. (6)

4.3	Unloading, Storing, Weighing and Loading Services Contract, by and between Corporacion Navios Sociedad Anonima and Vale International SA, dated September 27, 2013.(8)

4.4	Loan Agreement, dated April 25, 2019, between Navios Maritime Holdings Inc., as borrower, and Navios South American Logistics Inc., as lender.(9)

4.5	Supplemental Agreement, dated as of December 2, 2019, between Navios Maritime Holdings Inc., as borrower, and Navios South American Logistics Inc. as lender, in relation to the Loan Agreement, dated April 25, 2019.(11)

4.6	Supplemental Agreement, dated as of June 30, 2021, between Navios Maritime Holdings Inc., as borrower, and Grimaud Ventures S.A. as lender, in relation to the Loan Agreement, dated April 25, 2019. (12)

4.7	Loan Facility Agreement, dated as of February 28, 2020, by and among Corporación Navios Granos S.A., as borrower, Navios South American Logistics Inc., as guarantor, and Banco Bilbao Vizcaya Argentaria Uruguay S.A., as lender.(11)

4.8	Loan Facility Agreement, dated as of February 28, 2022, by and among Navarra Shipping Corporation and Pelayo Shipping Coropration, as borrowers and Alpha Bank S.A., as lender.*

4.9	Loan Facility Agreement, dated as of March 23, 2022, by and among Corporación Navios Granos S.A., as borrower and Banco Bilbao Vizcaya Argentaria Uruguay S.A., as lender.*

4.10	Free Translation of the Loan Facility Agreement, dated as of March 25, 2022, by and among Ponte Rio S.A., as borrower and Banco Santander S.A., as lender.*

8	Subsidiaries of Navios South American Logistics Inc.(11)

11	Code of Ethics(2)

12.1	Section 302 Certifications of Principal Executive Officer.*

12.2	Section 302 Certification of Principal Financial Officer.*

13.1	Section 906 Certification of Principal Executive Officer.*

13.2	Section 906 Certification of Principal Financial Officer.*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2019 and 2018; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2019, 2018 and 2017; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2019, 2018 and 2017; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2019, 2018 and 2017; and (v) the Notes to Consolidated Financial Statements as blocks of text.**

*	Filed herewith.

**	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Previously filed with Registration Statement on Form F-4 (Registration No. 333-179250), as filed with the Securities and Exchange Commission on January 31, 2012.

(2)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on April 5, 2012.

(3)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on April 23, 2014.

(4)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, as filed with the Securities and Exchange Commission on March 30, 2015.

(5)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on November 29, 2016.

(6)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on November 6, 2017.

(7)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, as filed with the Securities and Exchange Commission on April 26, 2019.

(8)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on June 3, 2019.

(9)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on September 12, 2019.

(10)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, as filed with the Securities and Exchange Commission on February 21, 2020.

(11)	Previously filed with the Company’s Registration Statement on Form F-1, as filed with the Securities and Exchange Commission on March 2, 2021.

(12)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on July 1, 2021.

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

Date: April 1, 2022

F- 1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Navios South American Logistics Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Navios South American Logistics Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of (loss) / income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ PRICEWATERHOUSE & Co. S.R.L.

By:	/s/Carlos Martin Barbafina (Partner)
Carlos Martin Barbafina Buenos Aires, Argentina April 1, 2022

We have served as the Company’s auditor since 2009.

F- 2

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Expressed in thousands of U.S. dollars — except share data)

ASSETS
Non-current assets	Notes	December 31, 2021	December 31, 2020
Tangible assets	10	$537,128	$520,811
Assets under construction	10	713	20,886
Intangible assets	11	153,062	155,834
Right-of-use assets	19	8,003	7,275
Net investment in the lease	19	–	190
Deferred tax assets	8	82	691
Intercompany receivable loan from parent (related party), net	20	–	69,833
Other assets	12	2,873	5,082
Total non-current assets		$701,861	$780,602
Current Assets
Inventories		8,611	9,901
Trade receivables	13	44,026	34,190
Contract assets	4	418	906
Prepayments and other assets	15	6,176	6,700
Cash and cash equivalents	14	32,580	74,870
Financial assets at amortized cost (related party)	20	–	5,244
Net Investment in the lease	19	–	110
Total current assets		$91,811	$131,921
Total Assets		$793,672	$912,523

EQUITY and LIABILITIES
Equity
Issued capital	16	20	20
Share premium		233,441	233,441
(Accumulated deficit)/ retained earnings		(81,353)	60,331
Total equity		$152,108	$293,792

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	17	516,374	517,791
Promissory note (related party)	20	10,000	–
Lease liabilities	19	7,656	6,945
Provisions	22	561	451
Deferred tax liabilities	8	10,495	8,583
Income tax payable		34	61
Other non-current liabilities		575	289
Total non-current liabilities		$545,695	$534,120
Current liabilities
Trade and other payables	18	62,325	58,889
Contract liabilities	4	1,473	2,011
Interest-bearing loans and borrowings	17	25,976	22,800
Promissory note (related party)	20	5,000	–
Lease liabilities	19	1,095	911
Total current liabilities		$95,869	$84,611
Total liabilities		$641,564	$618,731
Total equity and liabilities		$793,672	$912,523

The accompanying notes on pages 10 to 69 are an integral part of these consolidated financial statements.

F- 3

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENT OF (LOSS)/INCOME

(Expressed in thousands of U.S. dollars — except share data)

	Notes	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue	4	$222,608	$215,023	$227,209
Cost of sales	5	(183,283)	(143,722)	(137,124)
Gross profit		$39,325	$71,301	$90,085

Administrative expenses	6	(14,569)	(13,522)	(17,752)
Other operating income	9	1,465	5,121	2,562
Other operating expenses	9	(4,759)	(5,002)	(6,683)
Allowance for expected credit losses on financial assets	13	(391)	(541)	(341)
Operating profit		$21,071	$57,357	$67,871

Finance income	7	4,627	8,647	4,579
Finance costs	7	(65,236)	(48,928)	(41,185)
Foreign exchange differences, net	7	2,637	574	(1,596)
Loss on debt extinguishment	17	–	(4,157)	–
Loss from mark to market and disposal of financial asset	20	(24,149)	–	–
Other income		–	–	1,084
(Loss)/profit before tax		$(61,050)	$13,493	$30,753

Income tax expense	8	(5,329)	(1,824)	(599)
(Loss)/profit for the year		$(66,379)	$11,669	$30,154

The accompanying notes on pages 10 to 69 are an integral part of these consolidated financial statements.

F- 4

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Issued capital	Share premium	(Accumulated Deficit)/ Retained Earnings	Total Equity
Balance as at January 1, 2019	20	233,441	52,389	285,850
Profit for the year	–	–	30,154	30,154
Balance as at December 31, 2019	20	233,441	82,543	316,004
Profit for the year	–	–	11,669	11,669
Dividends paid (Note 16)	–	–	(33,881)	(33,881)
Balance as at December 31, 2020	20	233,441	60,331	293,792
Loss for the year	–	–	(66,379)	(66,379)
Dividends (Note 16)	–	–	(75,305)	(75,305)
Balance as at December 31, 2021	20	233,441	(81,353)	152,108

The accompanying notes on pages 10 to 69 are an integral part of these consolidated financial statements.

F- 5

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Operating activities
(Loss)/profit before tax		$(61,050)	$13,493	$30,753
Adjustments to reconcile (loss)/profit before tax to net cash flows:
Impairment losses	10	19,396	–	2,569
Depreciation of tangible assets	10	32,557	30,322	31,774
Amortization and impairment of intangible assets	11	2,772	2,773	2,773
Amortization of right-of-use assets	19	746	779	792
Loss on debt extinguishment	17	–	4,157	–
Loss from mark to market and disposal of financial asset	20	24,149	–	–
Mark-to-market debt security investment		–	–	(908)
Gain on debt security investment disposal		–	–	(176)
Movements in provisions	13, 22	501	576	249
Finance income	7	(4,627)	(8,647)	(4,579)
Finance costs	7	65,236	48,928	41,185
Increase in other non-current assets		(2,512)	(3,172)	(6,747)
Increase/(decrease) in other non-current liabilities		286	(20)	23
Working capital adjustments:
Increase in trade receivables		(9,741)	(4,867)	(2,723)
Decrease /(increase) in inventories		1,290	(3,072)	(2,254)
Increase in trade and other payables and contract liabilities		2,392	80	174
Decrease /(Increase) in prepayments and other assets		524	(1,182)	13,193
Interest received		8,178	6,591	1,052
Interest paid		(60,130)	(25,708)	(38,919)
Income tax paid		(27)	(48)	(96)
Net cash flows from operating activities		$19,940	$60,983	$68,135

Investing activities
Acquisition of tangible assets	10	(10,738)	(7,585)	(8,577)
Acquisition of assets under construction	10	(19,498)	(5,153)	(4,504)
Partial collection of the parent Company loan agreement (related party)	20	7,500	–	–
Loan to parent Company, net of deferred finance income (related party)	20	–	(705)	(68,795)
Investments in debt securities (related party)	20	–	–	(17,642)
Disposal of debt securities (related party)	20	–	–	18,726
Proceeds from the sale of shares (related party)	20	3,704	–	–
Proceeds from net investment in the lease	19	313	189	150
Net cash flows used in investing activities		$(18,719)	$(13,254)	$(80,642)

Financing activities
Payment of principal portion of lease liabilities	19	(579)	(695)	(653)
Proceeds from 2025 Notes	17	–	487,504	–
Repayment of 2022 Notes	17	–	(375,000)	–
Proceeds from long term debt, net of deferred finance costs	17	–	13,625	–
Repayment of long-term debt and payment of principal	17	(13,525)	(105,551)	(13,403)
Repayment of notes payable	17	(5,261)	(4,466)	(4,304)
Dividends paid		(24,146)	(33,881)	–
Net cash flows used in financing activities		$(43,511)	$(18,464)	$(18,360)
Net increase/(decrease) in cash and cash equivalents		(42,290)	29,265	(30,867)
Cash and cash equivalents at January 1		74,870	45,605	76,472
Cash and cash equivalents at December 31		$32,580	$74,870	$45,605

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Non-cash investing and financing activities:
Transfers from assets under construction to tangible assets	10	$57,107	$–	$–
Seller’s credit agreement for the construction of six liquid barges	10, 17	$2,246	$11,229	$–
Seller’s credit agreement for the acquisition of the 2020 Fleet	10, 17	$15,000	$–	$–
Collection of parent Company loan agreement (related party)	20	$62,500	$–	$–
Dividend in kind	16	$(36,159)	$–	$–
Dividend payable -promissory note	20	$15,000	$–	$–
Tangible assets unpaid as of December 31, 2021		$(576)	$–	$–

The accompanying notes on pages 10 to 69 are an integral part of these consolidated financial statements.

F- 6

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

NOTE 1. CORPORATE INFORMATION

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the south-eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of December 31, 2021, Navios Maritime Holdings Inc. (“Navios Holdings”) owned 63.8% of Navios Logistics’ stock.

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

(b)           Going concern

In considering whether it is appropriate to prepare the financial statements on a going concern basis, management has reviewed the Company’s future cash requirements, covenant compliance and earnings projections. As of December 31, 2021, the Company’s current assets totaled $91,811, while current liabilities totaled $95,869, resulting in a negative working capital position of $4,058, primarily related to the principal payments of the BBVA Facility maturing in the first quarter of 2022, which was subsequently refinanced on March 23, 2022 with a $25,000 loan facility with BBVA (the “ 2022 BBVA Facility”) and is repayable in twelve quarterly installments with final maturity on July 1, 2025.

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

On April 1, 2022, the financial statements were authorized on behalf of Navios Logistics’ board of directors for issuance and filing.

The principal accounting policies are set out below.

F- 7

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

•                    The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•                    The contractual arrangement(s) with the other vote holders of the investee;

•                    Rights arising from other contractual arrangements;

•                    The Company’s voting rights and potential voting rights.

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

F- 8

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

Subsidiaries included in the consolidation:

The consolidated financial statements of the Company include:

Statement of Income
Company Name	Country of Incorporation	Nature	Percentage of Ownership	2021	2020	2019
Corporacion Navios S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Energias Renovables del Sur S.A.	Uruguay	Land Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.	Paraguay	Operating/Barge-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Horamar do Brasil Navegação Ltda	Brazil	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navios Logistics Finance (U.S.) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Naviera Alto Parana S.A.	Paraguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Edolmix S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Cartisur S.A.	Uruguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
NP Trading S.A.	British Virgin Islands	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Delta Naval Trade S.A.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Terra Norte Group S.A.	Paraguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Corporacion Navios Granos S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Docas Fluvial do Porto Murtinho S.A.	Brazil	Land Owning Company	95%	1/1-12/31	1/1-12/31	1/1-12/31
Siriande S.A.	Uruguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	9/16-12/31
Grimaud Ventures S.A. (1)	Marshall Islands	Financial Asset Holder Company	100%	1/1-7/30	1/21-12/31	—
Brundir S.A. (2)	Uruguay	Non-Operating Company	100%	10/21-12/31	—	—

        (1) On July 30, 2021, the Company declared and paid a pro rata dividend to its shareholders in shares of Grimaud (as defined herein), representing 100% of Navios Logistics’ equity interest in Grimaud.

(2) On October 21, 2021, the Company acquired 100% of the Brundir S.A. common shares. Brundir S.A. is a non-operating company.

F- 9

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

F- 10

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

As of December 31, 2021, and 2020, the fair value of the reporting units was in significant excess of their carrying values.

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

F- 11

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

F- 12

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

F- 13

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

Turnover tax

Under the tax laws of Argentina, the Company’s subsidiary in that country is subject to taxes levied on gross revenues, or turnover. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 2.0% for the year ended December 31, 2021 (2.0% for 2020 and 2.0% for 2019). Turnover taxes are recorded net of revenue in the consolidated statements of income and amounted to $868 for the year ended December 31, 2021 ($901 in 2020 and $1,062 in 2019).

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

Costs to fulfil a contract, including voyage and time charter or bareboat charter arrangements (i.e. crew costs, repair and maintenance, insurance costs, port costs, canal tolls, bunkers), from load port to discharge, are recognized in line with satisfaction of the related performance obligation. Full provision is made for any losses expected on contracts with customers in progress at the end of the financial reporting period. Costs to fulfil a contract are included in “Cost of sales” line of consolidated statement of (loss)/income.

F- 14

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

F- 15

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

As a result of the Law 27,630, voted by the Argentinean Parliament in June 2021, income tax rates and scales were modified for the fiscal periods starting as of January 1, 2021. Income tax liabilities of the Argentinean subsidiaries for the current period is measured at the amount expected to be paid to the taxation authorities using a tax rate of 35% on any taxable profit above 50 million Argentinean pesos or $487, 30% on any taxable profit between 5 million pesos or $49 and 50 million pesos or $487, and 25% on any taxable profit below 5 million pesos or $49. The Law 27,630 replaced the income tax rates and scales enacted by the Law 27,541, voted by the Parliament on December 23, 2019, which had made changes to the income tax law in Argentina. The Law 27,541, had modified the rates for income taxes applicable for the fiscal years beginning on January 1, 2020 and 2021. In measuring its income tax assets and liabilities, the Company used the rate that is expected to be enacted at the time of the reversal of the asset or liability in the calculation of the deferred tax for the items related to Argentina. An income tax rate of 35% was applied on temporary differences, reversals of which are expected to occur in respect of 2021 fiscal year and onwards. Due to these changes in the Argentinean income tax rates, the Company has recorded an income tax expense of $2,112 during the year ended December 31, 2021. In connection with the previous tax reform, the Company had recorded an income tax expense of $208 during the year ended December 31, 2019, within the caption “Income tax (expense)/ benefit” in the consolidated statements of income.

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

F- 16

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

Tax regimes in which company operates

Argentinean companies have open tax years ranging from 2016 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2018 and onwards. The Company is generally not able to reliably estimate the ultimate settlement amounts until the close of an audit. The Company classifies interest and penalties, related to income taxes in the consolidated statements of income under income taxes.

F- 17

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

Uncertain tax positions

At any point in time, the Company may have tax audits underway at various stages of completion. The Company evaluates the tax positions and establishes liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite the Company’s belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Such adjustments are reflected in the tax provision as appropriate. As of December 31, 2021 and 2020, no assets or liability exists in statement of financial position that relates to an uncertain tax position for which the Company considers necessary to provide a relevant amount.

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

ii) Group companies

The Company’s and its subsidiaries’ functional currency and reporting currency is the U.S. dollar. The Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reais and Paraguayan guaranies. However, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the consolidated statement of (loss)/income.

F- 18

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

iii) Exchange rates

For the purposes of these consolidated financial statements, the exchange rates used are as follows:

Exchange rates	2021 closing	2021 average	2020 closing	2020 average	2019 closing	2019 average
Uruguay pesos	44.70	43.55	42.37	42.01	37.34	35.29
Argentina pesos	102.72	95.19	84.15	70.65	59.89	48.28
Paraguay guarani	6,887.40	6,783.73	6,941.65	6,784.26	6,463.95	6,247.28
Brazilian reais	5.5805	5.3956	5.20	5.16	4.03	3.94

The foreign currency exchange gain/(losses) recognized in the consolidated statements of income for each of the years ended December 31, 2021, 2020 and 2019 were $2,637 gain, $574 gain and $1,596 loss, respectively.

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

F- 19

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

F- 20

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

As of December 31, 2021, an impairment loss of $19,396 was recognized in the Company’s consolidated statement of (loss)/income, which is further analyzed in Note 10. During the year ended December 31, 2020, no impairment loss was recognized. During the year ended December 31, 2019, an impairment loss of $2,569 was recognized in the Company’s consolidated statement of (loss)/income.

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

F- 21

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

F- 22

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

F- 23

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

F- 24

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

F- 25

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s consolidated statement of financial position) when:

•        The rights to receive cash flows from the asset have expired or

•        The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

F- 26

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

F- 27

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

F- 28

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

F- 29

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

(x) (Loss)/Earnings per share

Basic (loss)/earnings per share are computed by dividing profit by the weighted average number of common shares outstanding during the years presented. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net earnings per share. See Note 23.

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

As of December 31, 2021, the Company had identified certain impairment indicators in two of its product tanker vessels, which the Company considers each as a separate CGU, operating in the Cabotage Business, and as such, an impairment assessment was performed.

As a result, the Company recognized an impairment loss for an aggregate amount of $19,396 for two of its product tanker vessels, the Malva H and Sara H built in 2006 and 2007, respectively. The Company determined there was no potential impairment for the remaining six vessels (see Note 10).

F- 30

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

F- 31

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

(c)	Value in use

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount of a CGU is determined for impairment tests purposes based on value-in-use calculations which require the use of assumptions. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The calculations use cash flow projections based on financial budgets approved by management. Cash flows beyond the period over which projections are available are extrapolated using estimated growth rates and historical average rates. These growth rates are consistent with forecasts included in countries or industry reports specific to the countries and segments in which each CGU operates. As of December 31, 2021 and 2020, growth rates used were 2.6% and 2.6%. The key assumptions used to determine the recoverable amount for the different CGUs, or assets, including a sensitivity analysis, are disclosed and further explained in Notes 2(d) and 2(o).

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

Impact of Standards issued but not yet effective and not early adopted by the Company

The Company has not early adopted any of the following standards, interpretations or amendments that have been issued but are not yet effective. In addition, the Company assessed all standards, interpretations and amendments issued but not yet effective, and concluded that they will not have any significant impact on the consolidated financial statements.

•	IFRS 17 Insurance Contracts

The amendment was issued in May 2017 and modified in June 2020. It supersedes IFRS 4, introduced in 2004 as an interim standard, which gave companies dispensation to carry on accounting for insurance contracts using national accounting standards, thus resulting in several application approaches. IFRS 17 sets the principles for the recognition, measurement, presentation and disclosure of information associated with insurance contracts and is applicable as from January 1, 2023, allowing for its early adoption for entities already applying IFRS 9 and IFRS 15. The Company estimates that its application will not have a significant impact on the Company’s consolidated financial statements.

F- 32

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

•	IFRS 3 Business Combinations

The amendment was issued in October 2020. It incorporates references to the definitions of assets and liabilities of the new Conceptual Framework and clarifications associated with contingent assets and liabilities incurred separately from those taken on in a business combination. It applies to business combinations as from January 1, 2022, and allows for its early adoption.

•	Annual Improvements to IFRS Standards – 2018-2020 Cycle

The amendment was issued in May 2020 and are applicable to annual periods starting as from January 1, 2022. Their application will not have a significant impact on the Company’s consolidated financial statements.

•	IAS 16 Property, Plant and Equipment

The amendement was issued in May 2020. It incorporates modifications on the recognition of inventories, sales and costs of items produced while bringing an item of property, plant and equipment to the location and the conditions necessary for it to be capable of operating in the manner intended. Amendments are applicable to fiscal years starting on or after January 1, 2022, allowing for early adoption Their application will not have a significant impact on the Company’s consolidated financial statements.

•	IAS 37 Provisions, Contingent Liabilities and Contingent Assets

The amendement was issued in May 2020. It clarifies the scope of the concept of fulfillment cost of an onerous contract. Amendments are applicable to fiscal years starting on or after January 1, 2022, allowing for early adoption. Their application will not have a significant impact on the Company’s consolidated financial statements.

•	IAS 8 Accounting Policies

The amendement was issued in February 2021. Clarifies the treatment of estimates required in the application of accounting policies. Amendments are applicable to fiscal years beginning on or after January 1, 2023, allowing for early adoption. Their application will not have an impact on the Company’s consolidated financial statements.

•	IAS 12 Income Taxes

The amendment was issued in February 2021. It incorporates modifications regarding the recognition of deferred tax related to assets and liabilities that arise from a single transaction, giving rise to equal taxable and deductible temporary differences. Amendments are applicable to fiscal years beginning on or after January 1, 2023, allowing for early adoption. Their application will not have an impact on the Company’s consolidated financial statements.

Impact of standards issued and adopted

The Company has applied the following standards and/or amendments for the first time as of January 1, 2021:

Amendments to IFRS 9 – “Financial Instruments”, IAS 39 – “Financial instruments: Presentation” and IFRS 7 – “Financial Instruments: Disclosures”, IFRS 4 – “Insurance Contracts” and IFRS 16 – “Leases” (amended in August 2020). IFRS 16 – “Leases” (amended in March 2021).

The application of the detailed standards and amendments did not have any significant impact on the consolidated financial statements of the Company.

F- 33

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

F- 34

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31, 2021
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$104,545	$34,909	$83,154	$222,608
Cost of sales	(40,153)	(55,293)	(87,837)	(183,283)
Gross profit/(loss)	$64,392	$(20,384)	$(4,683)	$39,325
Administrative expenses	(3,429)	(2,260)	(8,880)	(14,569)
Other operating income	760	–	705	1,465
Other operating expenses	(3)	(1,402)	(3,354)	(4,759)
Allowance for expected credit losses on financial	(73)	–	(318)	(391)
Operating profit/(loss)	$61,647	$(24,046)	$(16,530)	$21,071
Finance income	1,780	957	1,890	4,627
Finance costs	(23,647)	(12,995)	(28,594)	(65,236)
Foreign exchange differences, net	(62)	(336)	3,035	2,637
Loss from mark to market and disposal of financial asset	(9,276)	(4,987)	(9,886)	(24,149)
Profit/(loss) before tax	$$30,442	$(41,407)	$(50,085)	$(61,050)
Income tax expense	-	(1,933)	(3,396)	(5,329)
Profit/(loss) for the year	$30,442	$(43,340)	$(53,481)	$(66,379)

	Year Ended December 31, 2020
	Port Terminal Business		Cabotage Business	Barge Business	Total
Revenue	$102,683		$45,254	$67,086	$215,023
Cost of sales	(42,009)		(32,214)	(69,499)	(143,722)
Gross profit	$60,674		$13,040	$(2,413)	$71,301
Administrative expenses	(3,144)		(2,069)	(8,309)	(13,522)
Other operating income	4,329		(3)	795	5,121
Other operating expenses	(3)		(1,969)	(3,030)	(5,002)
Allowances for expected credit losses on financial	(103)		(164)	(274)	(541)
Operating profit/(loss)	$61,753	$	$ 8,835	$(13,231)	$57,357
Finance income	3,298		1,807	3,542	8,647
Finance costs	(19,976)		(8,049)	(20,903)	(48,928)
Foreign exchange differences, net	(343)		344	573	574
Loss on debt extinguishment	(1,586)		(869)	(1,702)	(4,157)
Profit/(loss) before tax	$43,146	$	$ 2,068	$(31,721)	$13,493
Income tax (expense)/income	-		(2,050)	226	(1,824)
Profit/(loss) for the year	$43,146	$	$ 18	$(31,495)	$11,669

	Year Ended December 31, 2019
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$102,103	$46,551	$78,555	$227,209
Cost of sales	(34,458)	(35,150)	(67,516)	(137,124)
Gross profit	$67,645	$11,401	$11,039	$90,085
Administrative expenses	(5,734)	(2,463)	(9,555)	(17,752)
Other operating income	1,081	–	1,481	2,562
Other operating expenses	–	(2,527)	(4,156)	(6,683)
Allowances for expected credit losses on financial	(198)	–	(143)	(341)
Operating profit/(loss)	$62,794	$6,411	$(1,334)	$67,871
Finance income	1,934	441	2,204	4,579
Finance costs	(17,835)	(5,158)	(18,192)	(41,185)
Foreign exchange differences, net	(387)	(911)	(298)	(1,596)
Other income	458	104	522	1,084
Profit/(loss) before tax	$46,964	$887	$(17,098)	$30,753
Income tax (expense)/income	–	(1,263)	664	(599)
Profit/(loss) for the year	$46,964	$(376)	$(16,434)	$30,154

F- 35

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not practicable to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels, including constructions in progress, amounted to $334,329 and $335,729 at December 31, 2021 and 2020, respectively.

All the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment amounted to $200,932 and $203,282 as of December 31, 2021 and 2020, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $10,648 and $12,421 as of December 31, 2021 and 2020, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $38,318 and $39,317, respectively.

Goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively, for all periods presented.

F- 36

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

NOTE 4: REVENUE

4.1 Disaggregated revenue information

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2020	2019
COA/Voyage revenues	$77,485	$53,649	$49,488
Time chartering revenues non-lease component	17,224	24,765	31,867
Dry port terminal revenues	78,740	73,112	80,180
Storage fees (dry port) revenues	1,518	3,364	3,452
Dockage revenues	3,876	3,948	4,310
Sale of products revenues-liquid port terminal	13,776	17,272	9,384
Liquid port terminal revenues	5,734	4,606	4,032
Other dry port terminal revenue	901	381	745
Turnover tax-non lease component	(361)	(375)	(441)
Revenue from contracts with customers	$198,893	$180,722	$183,017

Time chartering revenues lease component	$24,222	$34,827	$44,813
Turnover tax-lease component	(507)	(526)	(621)
Total revenue	$222,608	$215,023	$227,209

Set out below, is the reconciliation of the revenue from contracts with customers with the amounts disclosed in the segment information (Note 3):

	For the year ended December 31, 2021
	Port Terminal Business	Cabotage Business	Barge Business	Total
COA/Voyage revenues	$–	$2,804	$74,681	$77,485
Time chartering revenues non-lease component	–	13,604	3,620	17,224
Dry port terminal revenues	78,740	–	–	78,740
Storage fees (dry port) revenues	1,518	–	–	1,518
Dockage revenues	3,876	–	–	3,876
Sale of products revenues-liquid port terminal	13,776	–	–	13,776
Liquid port terminal revenues	5,734	–	–	5,734
Other dry port terminal revenue	901	–	–	901
Turnover tax-non lease component	–	(261)	(100)	(361)
Revenue from contracts with customers	$104,545	$16,147	$78,201	$198,893
Time chartering revenues lease component	–	19,129	5,093	24,222
Turnover tax-lease component	–	(367)	(140)	(507)
Total revenue	$104,545	$34,909	$83,154	$222,608

	For the year ended December 31, 2020
	Port Terminal Business	Cabotage Business	Barge Business	Total
COA/Voyage revenues	$–	$2,721	$50,928	$53,649
Time chartering revenues non-lease component	–	18,021	6,744	24,765
Dry port terminal revenues	73,112	–	–	73,112
Storage fees (dry port) revenues	3,364	–	–	3,364
Dockage revenues	3,948	–	–	3,948
Sale of products revenues-liquid port terminal	17,272	–	–	17,272
Liquid port terminal revenues	4,606	–	–	4,606
Other dry port terminal revenue	381	–	–	381
Turnover tax-non lease component	–	(345)	(30)	(375)
Revenue from contracts with customers	$102,683	$20,397	$57,642	$180,722
Time chartering revenues lease component	–	25,342	9,485	34,827
Turnover tax-lease component	–	(485)	(41)	(526)
Total revenue	$102,683	$45,254	$67,086	$215,023

	For the year ended December 31, 2019
	Port Terminal Business	Cabotage Business	Barge Business	Total
COA/Voyage revenues	$–	$1,924	$47,564	$49,488
Time chartering revenues non-lease component	–	18,944	12,923	31,867
Dry port terminal revenues	80,180	–	–	80,180
Storage fees (dry port) revenues	3,452	–	–	3,452
Dockage revenues	4,310	–	–	4,310
Sale of products revenues-liquid port terminal	9,384	–	–	9,384
Liquid port terminal revenues	4,032	–	–	4,032
Other dry port terminal revenue	745	–	–	745
Turnover tax-non lease component	–	(398)	(43)	(441)
Revenue from contracts with customers	$102,103	$20,470	$60,444	$183,017
Time chartering revenues lease component	–	26,641	18,172	44,813
Turnover tax-lease component	–	(560)	(61)	(621)
Total revenue	$102,103	$46,551	$78,555	$227,209

4.2 Contract balances

	December 31, 2021	December 31, 2020
Trade receivable from contract with customers (Note 13)	$44,026	$34,190
Contract assets	$418	$906
Contract liabilities (Note 2(g))	$1,473	$2,011

F- 37

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

As of December 31, 2021, the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period were as follows:

Amount
2022	$84,537
2023	74,481
2024	70,795
2025	64,492
2026	53,087
2027 and thereafter	572,033
Total	$919,425

NOTE 5: COST OF SALES

Cost of sales for the years ended December 31, 2021, 2020 and 2019 were as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Time charter, voyage and port terminal expenses	$55,110	$46,312	$42,536
Direct vessel expenses	60,475	48,748	48,725
Cost of products sold-liquid port terminal	13,345	16,129	9,077
Depreciation and amortization	34,957	32,533	34,217
Impairment losses	19,396	-	2,569
Total costs of sales	$183,283	$143,722	$137,124

F- 38

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

A)	Time charter, voyage and port terminal expenses

Time charter, voyage and port terminal expenses for the years ended December 31, 2021, 2020 and 2019 were as follows:

	Year Ended December 31, 2021		Year Ended December 31, 2020	Year Ended December 31, 2019
Fuel	$20,710	$	$ 13,488	$14,103
Time charter	5,887		6,587	3,865
Ports payroll and related costs	8,651		8,036	8,880
Ports repairs and maintenance	2,038		1,862	2,011
Ports rent	887		992	1,214
Ports insurances	2,954		2,943	1,708
Docking expenses	3,382		2,712	2,423
Maritime and regulatory fees	1,455		1,301	802
Towing expenses	5,348		4,193	3,526
Other expenses	3,798		4,198	4,004
Total	$55,110		$46,312	$42,536

B)	Direct vessel expenses

Direct vessel expenses for the years ended December 31, 2021, 2020 and 2019 were as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Payroll and related costs	$35,253	$27,698	$27,837
Insurances	4,370	3,982	3,931
Repairs and maintenance	4,820	6,568	6,100
Lubricants	939	794	686
Victualing	1,704	1,317	1,223
Travel expenses	2,761	2,028	2,557
Stores	2,996	2,486	2,167
Other expenses	7,632	3,875	4,224
Total	$60,475	$48,748	$48,725

C)	Depreciation and amortization

Depreciation and amortization for the years ended December 31, 2021, 2020 and 2019 were as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Depreciation of tangible assets	$32,028	$29,611	$31,296
Depreciation of RoU asset	157	149	148
Amortization of intangible assets	2,772	2,773	2,773
Total	$34,957	$32,533	$34,217

F- 39

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

NOTE 6: ADMINISTRATIVE EXPENSES

Administrative expenses for the years ended December 31, 2021, 2020 and 2019 were as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Payroll and related costs	$5,988	$5,231	$8,180
Professional fees	4,499	3,733	4,125
Other expenses	2,964	3,217	4,326
Depreciation of RoU asset	589	630	643
Depreciation of tangible assets	529	711	478
Total	$14,569	$13,522	$17,752

As of December 31, 2021, the Company employed 409 land-based employees: 28 employees in the Asuncion, Paraguay office, 47 employees at the port facility in San Antonio, Paraguay, 101 employees in the Buenos Aires, Argentina office, six employees in the Montevideo, Uruguay office, 215 employees at the dry port facilities in Uruguay, and 12 employees in the Corumba, Brazil office and 626 seafarers as crew on our vessels.

NOTE 7: FINANCE INCOME & COSTS

Finance income for the years ended December 31, 2021, 2020 and 2019 were as follows:

	For the year ended December 31,
	2021	2020	2019
Finance income from short term deposits	$237	$209	$748
Finance income from loan to parent (Note 20)	4,222	8,277	3,520
Other finance income	168	161	311
Total finance income	$4,627	$8,647	$4,579

Finance costs for the years ended December 31, 2021, 2020 and 2019 were as follows:

	For the year ended December 31,
	2021	2020	2019
Interest on debts and borrowings	$56,327	$45,516	$37,979
Deferred finance cost	3,509	2,806	2,552
Interest on lease liabilities	678	606	654
Other finance costs	4,722	–	–
Total finance costs	$65,236	$48,928	$41,185

Foreign exchange differences, net for the years ended December 31, 2021, 2020 and 2019 were as follows:

Foreign exchange differences, net for the year ended December, 31 2021, comprise a $85 loss and a $2,722 gain, arising from the different currencies in each country the Company operates. Foreign exchange differences, net for the year ended December, 31 2020, comprise a $109 loss and a $683 gain. Foreign exchange differences for the year ended 2019 comprise a $1,857 loss and a $261 gain.

F- 40

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

NOTE 8: INCOME TAX / DEFERRED TAX

As indicated in Note 1, the Company is a Marshall Islands corporation. However, the Company is subject to tax in Argentina, Paraguay and Brazil, and with respect to its cabotage operations in Uruguay, jurisdictions where certain of its subsidiaries operate. The Company’s operations in Panama and the port and international barge transportation services in Uruguay are not taxed. The corporate income tax rate in Argentina, Paraguay, Brazil, and Uruguay is 35%, 10%, 34%, and 25%, respectively for the year ended December 31, 2021.

The components of (loss)/ income before income taxes in consolidated statements of income for the years ended December 31, 2021, 2020 and 2019 are as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Argentina	$(12,843)	$129	$(503)
Paraguay	(10,232)	(9,619)	1,786
Uruguay	12,835	50,271	56,572
Panama	(47,055)	(27,745)	(23,600)
Marshall Islands	(3,356)	478	(3,597)
Brazil	(399)	(21)	95
Total (loss)/ income before income taxes and noncontrolling interest	$(61,050)	$13,493	$30,753

Income tax (expense)/ benefit is comprised of:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Current	(2,603)	(1,282)	(98)
Deferred	(1,511)	(360)	(864)
Total Argentina	$(4,114)	$(1,642)	$(962)
Current	1	(45)	–
Deferred	5	7	(77)
Total Brasil	$6	$(38)	$(77)
Current	(206)	(54)	(102)
Deferred	(373)	(90)	(100)
Total Paraguay	$(579)	$(144)	$(202)
Current	–	–	–
Deferred	(642)	–	642
Total Uruguay	$(642)	–	$642
Total income tax (expense)/ benefit	$(5,329)	$(1,824)	$(599)

F- 41

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

The net loss subject to income taxes corresponds to the operations in Argentina, Brazil, Paraguay, and the cabotage operations in Uruguay:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Benefit before income taxes and noncontrolling interest	$(61,050)	$13,493	$30,753
Panama, Marshall Islands, Uruguay Port/Barge (not taxed)	$(40,415)	$(23,004)	$(31,945)
Net loss subject to income taxes	$(20,905)	$(9,511)	$(1,192)

Reconciliation of taxes calculated based on statutory tax rates to income tax (expense)/benefit:

	December 31, 2021	December 31, 2020	December 31, 2019
Income tax calculated at the tax rates applicable to profits in the respective countries (expense)/benefit	$5,012	$930	$582
Tax effect of amounts which are not (deductible)/taxable in calculating taxable income
Allocation of parent company expenses, not deductible for local income tax	$(4,231)	$(845)	$(409)
Foreign exchange losses/gains in $, not (deductible)/taxable for local income tax	$874	$129	$(443)
Impact of changes in local income tax rate on future years deferred tax, not taxable for local income tax	$(2,112)	–	$(208)
Other local GAAP and local tax return adjustments	$(4,872)	$(2,038)	$(121)
Total income tax expense	$(5,329)	$(1,824)	$(599)

The components of deferred income taxes included on the balance sheets were as follows:

	December 31, 2021	December 31, 2020
Deferred income tax assets:
Future deductible differences	$82	$691
Total deferred income tax assets	$82	$691
Deferred income tax liability:
Intangible assets	(3,740)	(3,299)
Property, plant and equipment, net	(4,255)	(3,154)
Tax inflation adjustment in Argentina	(1,319)	(1,796)
Other	(1,181)	(334)
Total deferred income tax liability	(10,495)	(8,583)
Net deferred income tax liability	$(10,413)	$(7,892)

F- 42

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

The evolution of the deferred income tax assets and liabilities included on the balance sheets was as follows:

Deferred income tax assets	Future deductible differences	Tax loss carry-forward	Total Deferred Income Tax Assets
At January 1, 2019	$931	$387	$1,318
Variance of nondeductible unpaid intercompany balances	(425)	–	(425)
Nondeductible impact of vessel impairment	642	–	642
Net utilization of tax loss carry-forward	–	(490)	(490)
Changes in income tax rate	–	103	103
Other	(363)	–	(363)
At December 31, 2019	$785	$–	$785
Variance of nondeductible unpaid intercompany balances	488	–	488
Other	(582)	–	(582)
At December 31, 2020	$691	$–	$691
Variance of nondeductible unpaid intercompany balances	(466)	–	(466)
Nondeductible impact of vessel impairment	(642)	–	(642)
Changes in income tax rate	80	–	80
Other	419	–	419
At December 31, 2021	$82	$–	$82

Deferred income tax liabilities	Intangible Assets	Property, Plant, and Equipment	Other deferred tax liabilities	Total Deferred Income Tax Liabilities
At January 1, 2019	$(4,013)	$(3,264)	$(1,210)	$(8,487)
Depreciations and Amortizations	534	84	–	618
Changes in income tax rate	(266)	(45)	–	(311)
Other	–	–	(95)	(95)
At December 31, 2019	$(3,745)	$(3,225)	$(1,305)	$(8,275)
Depreciations and Amortizations	446	71	–	517
Tax inflation adjustment in Argentina	–	–	(1,448)	(1,448)
Other	–	–	623	623
At December 31, 2020	$(3,299)	$(3,154)	$(2,130)	$(8,583)
Depreciations and Amortizations	488	82	–	570
Changes in income tax rate	(929)	(1,183)	–	(2,112)
Tax inflation adjustment in Argentina	–	–	477	477
Other	–	–	(847)	(847)
At December 31, 2021	$(3,740)	$(4,255)	$(2,500)	$(10,495)

F- 43

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

NOTE 9: OTHER OPERATING INCOME & EXPENSE

Other operating income for the years ended December 31, 2021, 2020 and 2019 were as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Gain from insurance claims (1)	$1,203	$4,852	$2,536
Gain from provisions	–	–	26
Other income	262	269	–
Total	$1,465	$5,121	$2,562

(1) For the year ended December 31, 2020, includes $4,102 related to settlement regarding a storage and transshipment contract in the grain port terminal (Note 24).

Other operating expense for the years ended December 31, 2021, 2020 and 2019 were as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Taxes other than income taxes	$4,649	$4,863	$6,683
Provisions	110	139	–
Total	$4,759	$5,002	$6,683

NOTE 10: TANGIBLE ASSETS AND ASSETS UNDER CONSTRUCTION

Tangible assets

Tangible assets consist of the following:

Tanker vessels, barges and pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2019	$521,036	$(177,820)	$343,216
Additions	2,403	(18,985)	(16,582)
Impairment loss	–	(2,569)	(2,569)
Write-down	(2,064)	866	(1,198)
Balance December 31, 2019	$521,375	$(198,508)	$322,867
Additions	1,931	(18,475)	(16,544)
Write-down	(308)	–	(308)
Balance December 31, 2020	$522,998	$(216,983)	$306,015
Additions	2,445	(20,315)	(17,870)
Impairment loss	(24,769)	5,373	(19,396)
Transfer from assets under construction	51,461	–	51,461
Balance December 31, 2021	$552,135	$(231,925)	$320,210

Deferred dry dock and special survey costs	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2019	$46,047	$(34,889)	$11,158
Additions	5,138	(5,166)	(28)
Balance December 31, 2019	$51,185	$(40,055)	$11,130
Additions	4,296	(3,959)	337
Balance December 31, 2020	$55,481	$(44,014)	$11,467
Additions	6,774	(4,122)	2,652
Balance December 31, 2021	$62,255	$(48,136)	$14,119

Dry port terminals	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2019	$224,170	$(27,318)	$196,852
Additions	602	(6,866)	(6,264)
Balance December 31, 2019	$224,772	$(34,184)	$190,588
Additions	870	(6,915)	(6,045)
Write-down	(88)	76	(12)
Balance December 31, 2020	$225,554	$(41,023)	$184,531
Additions	1,510	(7,274)	(5,764)
Disposal	(130)	169	39
Transfers from assets under construction	3,803	–	3,803
Balance December 31, 2021	$230,737	$(48,128)	$182,609

Oil storage plant and port facilities for liquid cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2019	$29,190	$(12,457)	$16,733
Additions	–	(320)	(320)
Balance December 31, 2019	$29,190	$(12,777)	$16,413
Additions	–	(301)	(301)
Balance December 31, 2020	$29,190	$(13,078)	$16,112
Additions	10	(355)	(345)
Transfers from assets under construction	1,843	–	1,843
Balance December 31, 2021	$31,043	$(13,433)	$17,610

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2019	$7,396	$(4,523)	$2,873
Additions	434	(437)	(3)
Balance December 31, 2019	$7,830	$(4,960)	$2,870
Additions	488	(672)	(184)
Balance December 31, 2020	$8,318	$(5,632)	$2,686
Additions	385	(491)	(106)
Balance December 31, 2021	$8,703	$(6,123)	$2,580

Total	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2019	$827,839	$(257,007)	$570,832
Additions	8,577	(31,774)	(23,197)
Write-down	(2,064)	866	(1,198)
Impairment loss	–	(2,569)	(2,569)
Balance December 31, 2019	$834,352	$(290,484)	$543,868
Additions	7,585	(30,322)	(22,737)
Write-down	(396)	76	(320)
Balance December 31, 2020	$841,541	$(320,730)	$520,811
Additions	11,124	(32,557)	(21,433)
Disposal	(130)	169	39
Impairment loss	(24,769)	5,373	(19,396)
Transfer from assets under construction	57,107	–	57,107
Balance December 31, 2021	$884,873	$(347,745)	$537,128

Certain assets of the Company have been pledged as collateral for loan facilities. As of December 31, 2021, 2020 and 2019, the net book value of such assets was $118,438, $101,145, $88,573, respectively.

As of December 31, 2021, after considering certain impairment indicators that affected the way the tanker vessels Malva H and Sara H are expected to be used, the Company performed an impairment assessment in accordance with its accounting policy (Note 2). The estimated recoverable amounts were lower than the respective carrying amounts of each vessel and, consequently, an aggregate impairment loss of $19,396 was recognized in the consolidated statement of (loss)/income for the year ended December 31, 2021, as illustrated below:

	As of and for the year ended December 31, 2021
Vessel	Initial carrying amount	Impairment loss	Net book value (fair value)
Malva H	9,036	(5,786)	3,250
Sara H	17,860	(13,610)	4,250

No impairment loss was recognized during the year ended December 31, 2020.

As of December 31, 2019, after considering certain impairment indicators that affected the way the tanker vessel Malva H is expected to be used, the Company performed an impairment assessment in accordance with its accounting policy (Note 2). The estimated recoverable amount was lower than the respective carrying amount of such vessel and, consequently, an impairment loss of $2,569 was recognized in the consolidated statements of (loss)/income for the year ended December 31, 2019, as illustrated below:

F- 44

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

	As of and for the year ended December 31, 2019
Vessel	Initial carrying amount	Impairment loss	Net book value (recoverable amount)
Malva H	12,187	(2,569)	9,618

Since 2018, Navios Logistics acquired approximately 9.0 hectares of undeveloped land located in the Port Murtinho region of Brazil. Navios Logistics plans to develop this land for its port operations, for a total cost of $1,580.

Assets under construction

During the first quarter of 2021, Navios Logistics completed the construction of six liquid barges and a total of $19,501 was transferred to “Tangible assets” in its consolidated statement of financial position of which capitalized interest amounted to $1,062. As of December 31, 2020, the total amount included in “Assets under construction” was $16,696 for the construction of these barges. Capitalized interest included in “Assets under construction” for the construction of these barges amounted to $611 as of December 31, 2020.

During the first quarter of 2021, Navios Logistics completed the construction of two new tanks in its liquid port terminal and a total of $1,843 was transferred to “Tangible assets” in its consolidated statement of financial position. As of December 31, 2020, Navios Logistics had paid $1,285 for the construction of two new tanks in its liquid port terminal.

As of December 31, 2021, Navios Logistics had paid $713 for capitalized expenses for the development of its port operations in the Port Murtinho region of Brazil.

In the fourth quarter of 2020, Navios Logistics entered into a purchase agreement with an unrelated third party for the acquisition of three pushboats and 18 tank barges (the “2020 Fleet”), for a purchase price of $30,000. The acquisition was completed on March 22, 2021. As of December 31, 2021, a total of $31,960 was transferred to “Tangible assets” in Navios Logistics’ consolidated statement of financial position.

During the second quarter of 2021, Navios Logistics completed the installation of a crane in its grain port terminal and a total of $3,803 was transferred to “Tangible assets” in its consolidated statement of financial position. As of December 31, 2020, Navios Logistics had paid $723 for the construction of a crane in its grain port terminal.

NOTE 11: INTANGIBLES

Intangible assets other than goodwill

Intangible assets as of December 31, 2021 and 2020 consist of the following:

December 31, 2021	Acquisition	Accumulated	Net Book
	Cost	Amortization	Value
Port terminal operating rights	$53,152	$(14,834)	$38,318
Customer relationships	36,120	(25,472)	10,648
Total intangible assets	$89,272	$(40,306)	$48,966

December 31, 2020	Acquisition	Accumulated	Net book
	Cost	Amortization	Value
Port terminal operating rights	$53,152	$(13,835)	$39,317
Customer relationships	36,120	(23,699)	12,421
Total intangible assets	$89,272	$(37,534)	$51,738

F- 45

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

For all the years presented, no additions of intangible assets occurred.

Amortization expense for each of the years ended December 31, 2021, 2020 and 2019, amounted to $2,772, $2,773 and $2,773, respectively.

The aggregate amortization of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Port terminal operating rights	$995	$995	$995	$995	$995	$33,343	$38,318
Customer relationships	1,775	1,775	1,775	1,775	1,775	1,773	10,648
Total	$2,770	$2,770	$2,770	$2,770	$2,770	$35,116	$48,966

 Goodwill

Goodwill resulted from acquisitions of businesses amounted to $104,096 in all periods presented. As of December 31, 2021, the Company performed impairment tests on goodwill and concluded that no impairment should be recognized. The recoverable amount of $1,049,067 is determined based on discounted future cash flows based on the financial budget approved by management for the year ended December 31, 2021, and management forecasts until 2026. A weighted average cost of capital rate of 8.42% was used to discount the future cash flows.

NOTE 12: OTHER NON-CURRENT ASSETS

Other non-current assets as of December 31, 2021 and 2020, consist of the following:

	December 31, 2021	December 31, 2020
Prepaid expenses	$13	$1,547
Deposits in guarantee to free zone	176	176
Other (1)	2,684	3,359
Total	$2,873	$5,082

(1)	As of December 31, 2021 and 2020 includes an amount of $1,330 and $2,726, respectively, related to settlement regarding a storage and transshipment contract in the grain port terminal (Note 24).

NOTE 13: TRADE RECEIVABLES

Trade receivables consisted of the following:

	December 31, 2021	December 31, 2020
Receivables from other related parties (Note 20)	$–	$282
Receivables from third party customers	47,301	36,792
Total	47,301	37,074
Allowance for expected credit losses	(3,275)	(2,884)
Total trade receivables	$44,026	$34,190

F- 46

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

B) Allowances

Movement in the allowance for expected credit losses of trade receivables:

Amounts
Balance as at January 1, 2019	$2,857
Allowance for expected credit losses	341
Utilized provision	(708)
Balance as at December 31, 2019	$2,490
Allowance for expected credit losses	541
Utilized provision	(147)
Balance as at December 31, 2020	$2,884
Allowance for expected credit losses	391
Utilized provision	–
Balance as at December 31, 2021	$3,275

NOTE 14: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	December 31, 2021	December 31, 2020
Cash at banks and on hand	$32,536	$74,776
Short-term deposits	44	94
Total	$32,580	$74,870

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

F- 47

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

NOTE 15: PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	Year Ended December 31, 2021	Year Ended December 31, 2020
Insurance claims receivable, net	$40	$346
VAT and other credits	1,084	2,604
Deferred insurance premiums	1,883	913
Advances to providers	1,778	1,443
Other	1,391	1,394
Total	$6,176	$6,700

NOTE 16: ISSUED CAPITAL AND RESERVES

Share capital

As of December 31, 2021, 2020 and 2019, the Company has issued 20,000 shares of common stock, with a par value of $1.00.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

Distributions

On July 30, 2021, the Company declared and paid a pro rata dividend to its shareholders in shares of Grimaud, representing 100% of Navios Logistics’ equity interest in Grimaud.

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

F- 48

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

NOTE 17: INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings consist of the following:

	December 31, 2021	December 31, 2020	Interest Rate	Maturity
Notes Payable	$4,927	$5,475	Six-month LIBOR	November 2, 2024 (1)
Seller’s credit for the construction of six liquid barges	2,676	1,901	Fixed rate of 8.5%	November 16, 2025 (2)
BBVA Facility	12,000	14,000	Six-month LIBOR plus 3.25%	March 31, 2022(3)
Term Bank loan	1,400	1,400	Three-month LIBOR plus 3.15%	May 18, 2025
Seller’s credit agreement for the acquisition of the 2020 Fleet	5,000	–	Fixed rate of 5.00%	March 22, 2024
Loan for Nazira	–	46	Fixed rate of 6.00%	August 10, 2021
Current portion of interest-bearing loans and borrowings	26,003	22,822
2025 Notes	500,000	500,000	Fixed rate of 10.75%	July 1, 2025
Notes Payable	7,536	12,367	Six-month LIBOR	November 2, 2024 (1)
Seller’s credit for the construction of six liquid barges	8,537	9,146	Fixed rate of 8.5%	November 16, 2025 (2)
BBVA Facility	–	8,000	Six-month LIBOR plus 3.25%	March 31, 2022(3)
Term Bank loan	6,300	7,700	Three-month LIBOR plus 3.15%	May 18, 2025
Seller’s credit agreement for the acquisition of the 2020 Fleet	10,000	–	Fixed rate of 5.00%	March 22, 2024
Non-current portion of interest-bearing loans and borrowings	532,373	537,213
Less: deferred finance costs	(16,026)	(19,444)
Total interest-bearing loans and borrowings, net	$542,350	$540,591

(1)       Includes 32 different drawdown events and maturity dates are scheduled on the 16th and last semi-annual installments after the completion of each Drawdown Event.

(2)       Includes six different drawdown events and maturity dates are scheduled on the 20th and last quarterly installments from the drawdown date of each individual barge based on the barge's delivery date.

(3)       Please refer to Note 26 for discussion on refinancing completed on March 23, 2022.

2025 Notes

On July 8, 2020, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $500,000 in aggregate principal amount of senior secured notes due 2025 (“the 2025 Notes”), at a fixed rate of 10.75%. The net proceeds from the offering of the 2025 Notes were used to satisfy and discharge the indenture governing the 2022 Notes, to repay all amounts outstanding under the Term Loan B Facility and to pay certain fees and expenses related to the offering, with the balance used for general corporate purposes. The effect of this transaction was the recognition of a loss of $4,157 in the statement of income under “Loss on debt extinguishment,” relating to the accelerated amortization of unamortized deferred finance costs.

F- 49

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

On or after August 1, 2022, the Co-Issuers may redeem some or all of the 2025 Notes at the redemption prices set forth in the indenture governing the 2025 Notes. In addition, before August 1, 2022, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2025 Notes at a price equal to 110.750% of the principal amount of the 2025 Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date with an amount equal to the net cash proceeds of one or more equity offerings so long as at least 50% of the originally issued aggregate principal amount of the 2025 Notes remains outstanding. Prior to August 1, 2022, the Co-Issuers may also redeem all or a part of the 2025 Notes at a redemption price equal to the sum of: (a) 100% of the principal amount of the 2025 Notes to be redeemed; plus (b) the applicable “make- whole” premium described in the indenture governing the 2025 Notes, plus (c) accrued and unpaid interest, if any, on the 2025 Notes to be redeemed, to (but excluding) the applicable redemption date, subject to the right of holders of notes on the relevant record date to receive interest due on all the relevant interest payment dates. The Co-Issuers may also redeem all, but not less than all, of the 2025 Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Co-Issuers may be required to offer to purchase 2025 Notes from holders at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Notes are senior secured obligations of the Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The 2025 Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Company’s direct and indirect subsidiaries, other than Logistics Finance. The 2025 Notes are secured by (i) first priority ship mortgages on four tanker vessels servicing the Company’s Cabotage Business (the (1) Elena H, (2) Makenita H, (3) Sara H and (4) He Man H) owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor and (ii) an assignment by way of security of the Vale Port Contract (collectively, the “Collateral”). The 2025 Notes are effectively senior to all existing and future obligations of the subsidiary guarantors that own Collateral to the extent of the value of the Collateral but effectively junior to any existing and future secured obligations of the Co-Issuers and the subsidiary guarantors that are secured by assets other than the Collateral to the extent of the value of any assets securing such other obligations.

The indenture governing the 2025 Notes contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their restricted subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Notes also contains customary events of default.

As of December 31, 2021 and 2020, deferred finance costs associated with the 2025 Notes amounted to $15,927 and $19,414, respectively. Finance costs associated with the 2025 Notes amounted to $53,601 and $25,979 for the years ended December 31, 2021 and 2020, respectively.

2022 Notes

On April 22, 2014, the Co-Issuers issued $375,000 in aggregate principal amount of Senior Notes due May 1, 2022 (the “2022 Notes”), at a fixed rate of 7.25%. The 2022 Notes were redeemed in full on July 16, 2020 at 100% of their face amount, plus accrued and unpaid interest to the redemption date with the proceeds of the Co-Issuers’ 2025 Notes. Following this transaction, the Company recognized a loss of $2,661 in its consolidated statement of (loss)/income for the year ended December 31, 2020 under “Loss on debt extinguishment” relating to the accelerated amortization of the unamortized deferred finance costs.

Finance costs associated with the 2022 Notes amounted to nil, $14,727 and $27,188 for the years ended December 31, 2021, 2020 and 2019, respectively.

F- 50

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a $100,000 Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bore an interest rate of LIBOR plus 475 basis points and had a four-year term with 1.0% amortization per annum. The Term Loan B Facility was repaid in full on July 8, 2020 at par plus accrued and unpaid interest to the repayment date with the proceeds of the Co-Issuers’ 2025 Notes. Following this transaction, the Company recognized a loss of $1,496 in its consolidated statement of (loss)/income for the year ended December 31, 2020 under “Loss on debt extinguishment” relating to the accelerated amortization of the unamortized deferred finance costs.

Finance costs associated with the Term Loan B Facility amounted to nil, $3,162 and $7,150 for the years ended December 31, 2021, 2020 and 2019, respectively.

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, the Company entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed finance costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). The Company incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, the Company shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of December 31, 2021, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $12,463.

Finance costs associated with the Notes Payable amounted to $608, $1,006 and $1,591 for the years ended December 31, 2021, 2020 and 2019, respectively.

Other Indebtedness

On February 28, 2020, the Company entered into a $25,000 loan facility with Banco Bilbao Vizcaya Argentaria (the “BBVA Facility”) which was drawn on July 8, 2020. The BBVA Facility was used to repay existing debt with BBVA, and for general corporate purposes. The BBVA Facility bears interest at a rate of LIBOR (180 days) plus 325 basis points, is repayable in quarterly installments with final maturity on March 31, 2022 and is secured by assignments of certain receivables. As at December 31, 2021, the outstanding balance was $12,000. On March 23, 2022, the Company entered into the 2022 BBVA Facility with BBVA in order to refinance the outstanding balance of the BBVA Facility through the 2022 BBVA Facility.

On May 18, 2017, the Company entered into a $14,000 term loan facility (the “Term Bank Loan”) in order to finance the acquisition of two product tankers. The Term Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7,000 on the last repayment date. In December 2021, the Company agreed to amend the Term Bank Loan, extending its maturity and amending the repayment schedule. On February 28, 2022, the amended Term Bank Loan was signed. Following the amendment, the $7,000 final balloon payment of the Term Bank Loan which was due on May 18, 2022 is repayable in twelve equal quarterly installments, beginning on August 18, 2022, with a final balloon payment of $2,800. As of December 31, 2021, the outstanding amount of the Term Bank Loan was $7,700. As of December 31, 2021 and 2020, unamortized deferred finance costs associated with the Term Bank Loan amounted to $99 and $30, respectively.

In December 2020, the Company entered into a $13,475 seller’s credit agreement for the construction of six liquid barges to be made available by way of credit in six equal tranches. Each drawdown is repayable in 20 quarterly installments starting from the delivery of each barge. The seller’s credit for the construction of the six liquid barges bears interest at a fixed rate of 8.5%. As of December 31, 2021, the Company had drawn the total available amount and the outstanding balance was $11,213. Finance costs associated with the seller’s credit agreement for the construction of six liquid barges amounted to $1,071 and $176 for the years ended December 31, 2021 and 2020, respectively.

F- 51

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

In the fourth quarter of 2020, Navios Logistics entered into a purchase agreement with an unrelated third party for the acquisition of the 2020 Fleet. The acquisition was completed on March 22, 2021, and the Company entered into a $15,000 seller’s credit agreement for the acquisition of the 2020 Fleet. The seller’s credit agreement bears interest at a fixed rate of 5.0% per annum and is payable in three equal annual installments of $5,000. Finance costs associated with the seller’s credit agreement for the acquisition of the 2020 Fleet amounted to $584 for the year ended December 31, 2021 (nil for the year ended December 31, 2020).

In connection with the acquisition of Hidronave S.A. on October 29, 2009, the Company assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. The loan facility bore interest at a fixed rate of 600 basis points. In September 2021, this loan was repaid in full.

In connection with its loan obligations and other long term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

The Company was in compliance with all covenants as of December 31, 2021.

The annual weighted average interest rates of the Company’s total interest-bearing loans and borrowings were 9.96%, 8.39% and 7.12% for the years ended December 31, 2021, 2020 and 2019, respectively.

As of December, 2021, an amount of $23,277 ($26,270 as of December 31, 2020) was included under “Trade and other payables” in the Company’s statement of financial position related to accrued interest from our interest-bearing loans and borrowings. See Note 18.

The interest-bearing loans and borrowings arising from financing activities were as follows:

	2021	2020	2019
At January 1,	$540,591	$514,929	$530,187
Proceeds from Seller’s credit agreement for the construction of six liquid barges	2,246	–	–
Proceeds from the credit agreement for the acquisition of the 2020 Fleet	15,000	–	–
Proceeds from 2025 Notes, net of deferred finance costs	–	479,023	–
Proceeds from long term debt, net of deferred finance costs	–	24,854	–
Repayment of 2022 Notes	–	(375,000)	–
Repayment of long-term debt and payment of principal	(13,525)	(105,551)	(13,403)
Repayment of notes payable	(5,261)	(4,466)	(4,304)
Accretion of Notes payable / unwinding of discount	(119)	(161)	(103)
Term bank loan additional deferred finance cost	(91)	–	–
Amortization of deferred finance cost	3,509	2,806	2,552
Loss on debt extinguishment	–	4,157	–
At December 31,	$542,350	$540,591	$514,929

F- 52

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

The maturity table below reflects future payments of the long-term interest-bearing loans and borrowings and interest outstanding as of December 31, 2021, for the next five years and thereafter, based on the repayment schedule of the respective loan facilities (as described above).

Year	Amount in thousands of U.S. dollars
2022	$82,062
2023	69,183
2024	66,218
2025	533,448
Total	$750,911

NOTE 18: TRADE & OTHER PAYABLES

Trade and other payables as of December 31, 2021 and 2020, consist of the following:

	December 31, 2021	December 31, 2020
Trade payables	$19,060	$15,365
Accrued expenses	6,705	5,705
Accrued interest expense	23,277	26,270
Tax payable	9,032	7,676
Other payable	753	1,060
Professional fees payable	1,893	880
Related Parties (Note 20)	384	–
Deferred lease revenue	1,221	1,933
Total	$62,325	$58,889

NOTE 19: LEASES

Company as a lessee

The Company has lease contracts for land and offices used in its operations. Leases of land generally have an average lease term of 45 years with extension option attached, while office lease agreements generally have lease terms between 0.7 and 5.1 years.

The Company also has certain leases of offices with lease terms of 12 months or less and leases of photo copy machines with low value. The Company applies the “short-term lease” and “lease of low-value assets” recognition exemptions for these leases.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Land	Office buildings	Total right of use assets
Balance as at January 1, 2019	$7,078	$1,543	$8,621
Additions	–	225	225
Depreciation expense	(149)	(643)	(792)
Balance as at December 31, 2019	$6,929	$1,125	$8,054
Depreciation expense	(149)	(630)	(779)
Balance as at December 31, 2020	$6,780	$495	$7,275
Lease reassessment	369	–	369
Additions	–	1,105	1,105
Depreciation expense	(157)	(589)	(746)
Balance as at December 31, 2021	$6,992	$1,011	$8,003

An analysis of the lease liabilities is as follows:

	2021	2020	2019
At January 1,	$7,856	$8,551	$8,979
Additions	1,105	–	224
Lease reassement	369	–	–
Accretion of interest	678	606	654
Payments	(1,257)	(1,301)	(1,306)
At December 31,	$8,751	$7,856	$8,551
Current	$1,095	$911	$1,300
Non-current	$7,656	$6,945	$7,251

The maturity table of the undiscounted cash flows of the lease liabilities is presented below:

	Less than 1 year	Between 1 and 5 years	Over 5 years	Total
Lease Liability	$1,095	$3,029	$22,996	$27,120

The table below presents the Company’s fixed and variable lease payments for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Fixed lease payments	$1,257	$1,301	$1,306
Variable lease payments	845	982	1,207
Total	$2,102	$2,283	$2,513

The table below presents the components of the Company’s lease expense for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Depreciation expense of right-of-use assets	$746	$779	$792
Finance expense on lease liabilities	678	606	654
Expense relating to short-term leases	5,887	6,587	3,865
Total	$7,311	$7,972	$5,311

F- 53

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

The Company had total cash outflows for leases of $7,144 in 2021 ($7,888 in 2020 and $5,171 in 2019). The Company also had non-cash additions to right-of-use assets and lease liabilities of $1,105 in 2021 (nil in 2020 and $225 in 2019).

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

Amount
2022	$47,051
2023	39,170
2024	25,929
2025	19,418
2026	1,875
Total	$133,443

In February 2017, two self-propelled barges of the Company’s fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, to be paid in cash. The sale price was to be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option, at no cost, at the end of the lease period. In October 2021 and November 2021, the Company received the final installments of San Lorenzo and Formosa.

NOTE 20: RELATED PARTY DISCLOSURES

At December 31, 2021 and 2020, the amounts due (to)/from affiliate companies were as follows:

	December 31, 2021	December 31, 2020
Navios Holdings (Parent)	$–	$75,077
Peers Business Inc. (Other related party)	(15,000)	–
Navios Shipmanagement Inc. (Other related party)	(384)	282
Total	$(15,384)	$75,359

Amounts due (to)/from affiliate companies do not accrue interest and do not have a specific due date for their settlement apart from the Navios Holdings Loan Agreement (as defined below) which was repaid as of December 31, 2021.

The Navios Holdings Loan Agreement: On April 25, 2019, Navios Logistics agreed to lend Navios Holdings $50,000 on a secured basis (the “Navios Holdings Loan Agreement”) to be used for general corporate purposes, including the repurchase of Navios Holdings’ 7.375% First Priority Ship Mortgage Notes due 2022 (the “Navios Holdings 2022 Notes”). The secured credit facility was secured by Navios Holdings 2022 Notes purchased with funds borrowed under the Navios Holdings Loan Agreement. The secured credit facility included an arrangement fee of $500 and initially bore fixed interest of 12.75% for the first year and 14.75% for the second year. On December 2, 2019, Navios Logistics agreed to increase the amount available under the Navios Holdings Loan Agreement by $20,000. Following this amendment, as a result of the redemption of the 2022 Notes, repayment of the Term Loan B Facility and the issuance of 2025 Notes, (a) the interest rate on the Navios Holdings Loan Agreement decreased to 10.0%, and (b) the maturity of the Navios Holdings Loan Agreement was extended to December 2024.

F- 54

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

During the first and the second quarters of 2019, Navios Logistics purchased $35,500 face value Navios Holdings 2022 Notes from unaffiliated third parties in open market transactions for a total consideration of $17,642 and subsequently sold these securities to Navios Holdings for $18,726, recognizing a gain of $1,084 which is included under “Other income, net” in the statement of income.

On June 24, 2020, Navios Logistics entered into a deed of assignment and assumption with its wholly-owned subsidiary, Grimaud, and Anemos Maritime Holdings Inc. in respect of the Navios Holdings Loan Agreement, in which Navios Logistics assigned its legal and beneficial right, title and interest in the Navios Holdings Loan to Grimaud. On June 25, 2020, Grimaud agreed to amend the Navios Holdings Loan Agreement to amend the interest payment date in respect of the Navios Holdings Loan and to allow a portion of the total interest payable in respect of the Navios Holdings Loan to be effected in common shares of Navios Holdings. On July 10, 2020, Navios Holdings issued 2,414,263 shares of common stock to Grimaud and paid Grimaud $6,381 in satisfaction of the interest payable in respect of the Navios Holdings Loan Agreement as of that date.

Effective as of May 2021, and upon the release of certain collateral, the facility bore interest of 13.0% per annum.

On June 30, 2021, Grimaud entered into a supplemental agreement (the “Supplemental Navios Holdings Loan Agreement”) to the Navios Holdings Loan Agreement, whereby Grimaud and Navios Holdings agreed to amend the Navios Holdings Loan Agreement so that the Navios Holdings Loan Agreement could be repaid or prepaid in full through the issuance of shares of common stock of Navios Holdings (the “Shares”) to Grimaud. The effectiveness of the Supplemental Navios Holdings Loan Agreement was subject to, and contingent upon, a prepayment by Navios Holdings of the Navios Holdings Loan Agreement in the amount of $7,500 in cash and the effectiveness of a registration statement of Navios Holdings registering the resale of 9,301,542 Shares, among other conditions. On July 13, 2021, following the completion of all conditions precedent, the Shares were transferred to Grimaud and the Navios Holdings Loan Agreement was repaid in full. Subsequently, Grimaud entered into a 10b-5 sales agreement for the sale of the Shares. As of July 30, 2021, the date on which the shares of Grimaud were distributed as dividend to the shareholders of the Company, Grimaud had sold 752,000 shares of common stock of Navios Holdings and generated net proceeds of $3,704. Following the July 30, 2021 dividend, the Company recognized a loss of $24,149 in its consolidated statement of (loss)/income for the year ended December 31, 2021 under “Loss from mark to market and disposal of financial asset”.

As of December 31, 2021, the full amount was repaid. For the year ended December 31, 2021, interest income related to Navios Holdings Loan Agreement amounted to $4,222 ($8,277 for the year ended December 31, 2020). As of December 31, 2020, an amount of $5,244 was included under “Financial assets at amortized cost (related party)” in Navios Logistics’ consolidated statement of financial position related to accrued interest to be collected from Navios Holdings.

Administrative expenses: On August 29, 2019 Navios Logistics entered into an assignment agreement with Navios Corporation (“NC”) and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between Navios Logistics and Navios Holdings on April 12, 2011, first assigned to NC on May 28, 2014 and subsequently amended on April 6, 2016 and January 01, 2022 (extending the duration of the agreement until January 1, 2027), was assigned from NC to NSM. Thereafter NSM will continue to provide certain administrative management services to Navios Logistics. NSM will be reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total administrative expenses charged for the year ended December 31, 2021 amounted to $1,144 ($1,144 in 2020 and $1,144 in 2019).

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster), Divijet S.A., Trace Capital and Pit Jet S.A., all owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were nil for the year ended December 31, 2021 ($16 in 2020 and $15 in 2019) and amounts payable amounted to nil and to less than $1 as of December 31, 2021 and December 31, 2020, respectively.

F- 55

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

Promissory note: On July 30, 2021, the Company issued a $20,000 promissory note to Grimaud. The promissory note is payable in four semi-annual equal installments commencing on August 15, 2021. The Company has the ability to defer payment of one of the first three installments subject to certain conditions. On July 30, 2021, Grimaud entered into an assignment agreement with Peers Business Inc. (“Peers”), whereby the promissory note was assigned to Peers. On August 15, 2021, the first installment was paid.

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

Employment agreements - compensation of key management personnel

The Company has executed employment agreements with three key management employees who are noncontrolling shareholders of the Company. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete. The employment agreements initially expired in December 31, 2009, but are being renewed automatically for successive one-year periods until either party gives 90 days written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $280 to $340 per year, annual bonuses and other incentives, provided certain performance targets are achieved. Under the agreements, the Company accrued compensation expenses relating to its key management employees totaling $900 for the year ended December 31, 2021 ($900 in 2020; $2,900 in 2019).

Pursuant to the assignment agreement with NC and NSM, the latter provides certain administrative management services to Navios Logistics including the compensation of its directors and members of the Company’s senior management who are not employees of the Company. This compensation is included in the administrative expenses charged which for the year ended December 31, 2021 amounted to $1,144 ($1,144 in 2020 and $1,144 in 2019).

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

F- 56

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

Notes Payable: The Notes Payable are floating rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

Interest-bearing loans and borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate their fair value, excluding the effect of any deferred finance costs. The 2025 Notes, the seller’s credit for the construction of six liquid barges and the 2020 Fleet are fixed rate borrowings and their fair value was determined based on quoted market prices.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2021		December 31, 2020
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$32,580	$32,580	$74,870	$74,870
Net investment in the lease	$–	$–	$300	$300
Intercompany receivable loan from parent (related party)	$–	$–	$69,833	$69,833
2025 Notes	$(484,073)	$(526,710)	$(480,586)	$(542,380)
Notes payable, including current portion	$(12,463)	$(12,463)	$(17,842)	$(17,842)
Other long-term indebtness, including current portion	$(45,814)	$(45,814)	$(42,163)	$(42,163)

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

Level III: Inputs that are unobservable.

	Fair Value Measurements at December 31, 2021
	Total	Level I	Level II	Level III
Cash and cash equivalents	$32,580	$32,580	$–	$–
2025 Notes	$(526,710)	$(526,710)	$–	$–
Notes payable, including current portion(1)	$(12,463)	$–	$(12,463)	$–
Other long-term indebtness, including current portion (1)	$(45,814)	$–	$(45,814)	$–

	Fair Value Measurements at December 31, 2020
	Total	Level I	Level II	Level III
Cash and cash equivalents	$74,870	$74,870	$–	$–
Net investment in the lease	$300	$300	$–	$–
Intercompany receivable loan from parent (related party), net	$69,833	$–	$69,833	$–
2025 Notes	$(542,380)	$(542,380)	$–	$–
Notes payable, including current portion(1)	$(17,842)	$–	$(17,842)	$–
Other long-term indebtness, including current portion (1)	$(42,163)	$–	$(42,163)	$–

1)	The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities as well as taking into account our creditworthiness.

F- 57

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

Fair value of collaterals under intercompany receivable loan from parent (related party):

The fair value of the collaterals under intercompany receivable loan from parent (related party) was determined based on quoted market prices for Navios Holding 2020 notes (Level I under fair value hierachy) and third parties valuation reports (Level II under fair value hierachy) resulting in a total amount of $99,854 as of December 31, 2020. As of December 31, 2021, the Navios Holdings Loan Agreement was repaid in full.

There were no changes in valuation techniques during the year. For the years ended December 31, 2020 and 2019, there were no transfers between levels.

NOTE 22: PROVISIONS

Movement in the provisions is analyzed below:

Amount
Balance as at January 1, 2020	$416
Arising during the year	139
Utilized	(104)
Balance as at December 31, 2020	$451
Arising during the year	110
Balance as at December 31, 2021	$561

See also Note 2(v).

Provisions included in the Company’s consolidated financial statements for all periods presented are mainly related to labor claims.

NOTE 23: (LOSS)/EARNINGS PER SHARE (EPS)

Basic and diluted net (loss)/earnings per share are computed using the weighted-average number of common shares outstanding. The computations of basic and diluted earnings per share for each of the years ended December 31, 2021, 2020 and 2019, are as follows:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
(Loss)/profit attributable to Navios Logistics’ stockholders	$(66,379)	$11,669	$30,154
Weighted average number of shares, basic and diluted	20,000	20,000	20,000
Net (loss)/earnings per share from continuing operations: Basic and diluted	$(3.32)	$0.58	$1.51

F- 58

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

At December 31, 2021, 2020 and 2019, the Company had no dilutive or potentially dilutive securities; accordingly there is no difference between basic and diluted net earnings per share.

NOTE 24: COMMITMENTS AND CONTINGENCIES

Legal

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2023.

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by the Company) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $847 and $519, respectively.

In September 2020, the Company agreed to a settlement regarding a storage and transshipment contract in the grain port terminal for a total amount to be paid to the Company as a result of the settlement of $4,140, which will be collected in three equal installments of $1,380 on June 1, 2021, 2022 and 2023. In June 2021, the Company collected the first installment. For the year ended December 31, 2020, a gain of $4,102 was recognized under the line “Other operating income” of the Company’s consolidated statement of (loss)/income. Please refer to Notes 9 and 12.

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

F- 59

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include loans and borrowings, deposits, debt and equity investments. The sensitivity analyses in the following sections relate to the position as at December 31, 2021 and December 31, 2020.

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

Debt instruments: As of December 31, 2021 and December 31, 2020, the Company had a total of $558,376 and $560,035 , respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a fixed rate except for the Notes Payable, the BBVA Facility and the Term Bank loan that bear interest at a floating rate.

Interest rates on the seller’s credit for the construction of six liquid barges, the 2025 Notes and the credit agreement for the acquisition of the 2020 Fleet are fixed and, therefore, changes in interest rates affect their fair value, which as of December 31, 2021 was $11,213, $526,710 and $15,000, respectively, but do not affect the related finance costs. Interest rates on the loan facility of Hidronave S.A., the seller’s credit for the construction of six liquid barges and the 2025 Notes are fixed and, therefore, changes in interest rates affect their fair value which as of December 31, 2020 was $46, $11,047 and $542,380, respectively.

Interest rates on the Notes Payable, the New BBVA Facility and the Term Bank loan is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related finance cost. As of December 31, 2021, the amount outstanding under the Company’s floating rate loan facilities was $32,163.

F- 60

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

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

The following are the possible impacts on the results in the event of these scenarios occurring:

		December 31, 2021
		Effect on Income and Equity
	Carrying amount	Possible increase through maturity (Δ 25%)	Remote increase through maturity (Δ 50%)
LIBOR
Interest-bearing loans and borrowings	(32,163)	(33)	(65)

ii.	Foreign currency risk

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

For the years ended December 31, 2021, December 31, 2020 and December 31, 2019, approximately 50.8%, 47.8%, and 53.4% respectively, of Company’s expenses were incurred in currencies other than U.S dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction.

Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of financial position. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above by 1.00% would change the Company’s profit for the year ended December 31, 2021 by $728.

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

F- 61

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

Concentration of Credit Risk

Accounts Receivable & Contract Assets

In each of our businesses, we derive a significant part of our revenues from a small number of customers. We expect that a small number of customers will continue to generate a substantial portion of our revenues for the foreseeable future. For the year ended December 31, 2021, our largest customers, Vale International S.A. (“Vale”) and YPF SA (“YPF”) accounted for 23.4% and 10.1%, respectively, of our revenues, and our five largest customers accounted for approximately 53.6% of our revenues, with no such customer (other than Vale and YPF) accounting for greater than 10% of our revenues. For the year ended December 31, 2020, our largest customer, Vale International S.A. (“Vale”), accounted for 31.8% of our revenues, and our five largest customers accounted for approximately 58.7% of our revenues, with no such customer (other than Vale) accounting for greater than 10% of our revenues. For the year ended December 31, 2019, our largest customer, Vale, accounted for 36.4% of our revenues, and our five largest customers accounted for approximately 64.0% of our revenues, with no such customer (other than Vale) accounting for greater than 10% of our revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges as well as port terminals. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of our significant customers, including our large take-or-pay customers or the change of the contractual terms of any one of our most significant take-or-pay contracts or any significant dispute with one of these customers could materially adversely affect our financial condition and our results of operations.

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

Effects of inflation:

The economic environment and factors in Argentina were determined to be highly inflationary as of December 31, 2021. Nevertheless, the Company does not consider inflation to be a significant risk factor to the cost of doing business in the foreseeable future as the functional currency of the Company’s Argentinian subsidiary is the U.S. dollar. In addition, the day-to-day operations of the Company’s Argentinian subsidiary are dependent on the economic environment of the Company’s U.S. dollar currency.

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

F- 62

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars - except share data)

On March 23, 2022, the Company entered into the 2022 BBVA Facility, which was used to repay existing debt with BBVA , and for general corporate purposes. As of March 23, 2022, a total of $17,000 have been drawn under 2022 BBVA Facility and the remaining $8,000 will be drawn upon certain conditions been met.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments:

	Less than a year	1-2 years	2-3 years	3-4 years	More than 5 years	Total
Interest-bearing loans and borrowings (excluding items below, Note 17)	82,062	69,183	66,218	533,448	–	750,911
Lease liabilities (Note 19)	1,095	987	759	645	23,634	27,120
Trade and other payables (Note 18)	62,325	–	–	–	–	62,325
Promissory note (Note 20)	5,000	10,000				15,000
Total	150,482	80,170	66,977	534,093	23,634	855,356

NOTE 26: EVENTS AFTER THE REPORTING PERIOD

On March 23, 2022, the Company entered into the 2022 BBVA Facility for an amount of $25,000. The 2022 BBVA Facility was used to repay existing debt under the BBVA Facility, and for general corporate purposes. The 2022 BBVA Facility bears interest at a rate of 4.25% per annum, is repayable in quarterly installments with final maturity on July 1, 2025 and is secured by assignments of certain receivables. As of the date hereof a total of $17,000 have been drawn on the 2022 BBVA Facility.

On March 25, 2022, the Company entered into a $5,000 loan facility with Banco Santander S.A. (the “Santander Facility”). The Santander Facility will be used for general corporate purposes and bears interest at a rate of 4.20% per annum, is repayable in twelve equal quarterly installments with final maturity on March 7, 2026 and is secured by assignments of certain receivables. As of the date hereof a total of $5,000 have been drawn on the Santander Facility.

F- 63