Form 20-F
period 2022-12-31
Navios South American Logistics Inc.
filed 2023-03-27
CIK 1506042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

 ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

There is no public market for the registrant’s common stock. There were 20,000 shares of the registrant’s common stock, par value $1.00 per share, issued and outstanding as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes ☒    No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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

FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

Certain statements under the captions “Item 3.D Risk Factors”, “Item 4 Information on the Company” and “Item 5 Operating and Financial Review and Prospects” and elsewhere in this report relating to our business and financial outlook (including our statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) constitute “forward-looking statements”. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, and our beliefs and assumptions. Such statements include, in particular, statements about the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in vessel contract rates, changes in demand for the transportation or storage of grain and mineral commodities and petroleum products, the development of our planned Port Murtinho Terminal and Nueva Palmira Free Zone port terminal facilities, our relationships with Navios Holdings and Navios Shipmanagement, the financial condition of each of Navios Holdings, Navios Shipmanagement and their respective affiliates, our ability to enter into innovative financing, changes in our operating expenses, including, drydocking and insurance costs, as well as costs related to changes in governmental rules and regulations or actions taken by regulatory authorities, political, economic and other issues specifically affecting South America, weather conditions in the region, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of river or seaborne transportation due to water levels, accidents or political events, outbreaks and effects of highly contagious diseases or viruses, such as the novel coronavirus disease (“COVID-19”) or others, the success of pilot contracts or new business opportunities with our customers and other statements described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

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

These risks and uncertainties include, but are not limited to, such matters as the following risks, uncertainties and other factors:

•	future operating or financial results and future revenues and expenses;

•	our ability to implement our business strategy, including areas of possible expansion;

•	general market conditions and international logistics and commodities transportation and storage trends, including contract rates, vessel values and factors affecting supply and demand;

•	our ability to expand and maintain relationships with existing customers and obtain new customers, the loss of a customer, our relationships with them or the ability or willingness of a customer to perform its obligations under a contract;

•	the impact of extraordinary external events, including (i) the global outbreak of COVID-19, and its collateral consequences, including labor shortages and government restrictions such as factory closures and restrictions on travel, resulting in the extended disruption of economic activity in our markets, and (ii) armed conflicts around the world, such as the Russia/Ukraine war and its collateral consequences including volatility and changes in commodity prices as well as the global economic impact of sanctions imposed by many countries on Russia and Belarus;

•	our ability to timely and efficiently implement any necessary measures in response to, or to mitigate the impacts of, global pandemics or the effects of armed conflicts around the world on our business, financial condition, results of operations or prospects;

•	our financial condition and liquidity, including our ability to service our debt, comply with our financial covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	the ability of our contract counterparties to fulfill their obligations to us;

•	projections and estimates of revenues under agreements with our customers;

•	our future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels or port facilities (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	our ability to leverage Navios Holdings’ and Navios Shipmanagement’s relationships and reputation within the shipping industry to our advantage;

•	our anticipated general and administrative expenses;

•	fluctuations in currencies and interest rates;

•	general political, economic and business conditions in Argentina, Brazil, Uruguay, Paraguay and in other countries in which we operate, including developments and the perception of risks in connection with ongoing allegations of corruption and other investigations in Brazil, as well as policies and potential changes to address these matters or otherwise in each jurisdiction in which we operate, including economic and fiscal reforms, any of which may negatively affect growth prospects in such jurisdictions;

•	weather conditions in the region;

•	navigation conditions in the Parana-Paraguay River system;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	general domestic and international political conditions, including unrest, wars, acts of piracy and terrorism;

•	potential liability from pending or future litigation; and

•	other risks and uncertainties discussed in “Item 3. Key Information — D. Risk Factors” of this annual report.

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

A. [Reserved]

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

Risks Relating to Our Industry and Our Business

•	The international transportation industry is generally cyclical and volatile, and this may lead to volatility in, and reductions of, our vessel contract rates and volatility in our results of operations.

•	Our grain port business has seasonal components linked to the grain harvests in the region. At times throughout the year, the capacity of our grain port terminal (the “Grain Port Terminal”), including the loading and unloading operations, as well as the space in silos could be exceeded, which could materially and adversely affect our operations and revenues.

•	We are subject to certain operating risks in our Liquid Port Terminal and the Dry Port Terminals (collectively the “Port Terminal Business”) that could affect the performance of our contractual commitments, and in our barge and cabotage businesses including vessel breakdowns or accidents that could result in a loss of revenue from the affected vessels, which could result in a loss of revenue and could have a material adverse effect on our results of operations or financial condition.

•	We derive a significant part of our revenues from a small number of customers, and the loss of one or more of these customers could materially and adversely affect our revenues.

•	Vale’s payments represent a significant portion of our revenue and if Vale were unable or unwilling to fulfill their obligations under the in-force agreements with us, it could significantly reduce our revenues and cash flow.

•	When our contracts expire, we may not be able to replace them.

•	Our industry is highly competitive, and we may not be able to compete successfully for services with new companies with greater resources.

•

Our business can be affected by adverse weather conditions, effects of climate change, public health concerns and other factors beyond our control, which can affect production of the goods we transport and store as well as the navigability of the river system on which we operate.

•	Delays, cancellations or non-completion of deliveries of purchased vessels, including second-hand and newbuilding vessels could have an adverse effect on our operating results.

•	We face risks and costs associated with ports and vessels, which risks and costs increase as the operational port equipment and vessels age.

•	Spare parts or other key equipment needed for the operation of our ports and fleet may not be available off the shelf and we may face substantial delays in securing necessary parts or equipment. Failure to obtain necessary spare parts or key equipment in a timely manner could result in a loss of revenue.

•	Our failure to receive required approvals to timely complete construction and commence full operation or secure satisfactory commercial contracts of our new planned Port Murtinho Terminal and Nueva Palmira Free Zone port terminal facilities could negatively affect our business operations, and we may experience difficulty managing our growth as we expand our business.

•	Rising crew costs, fuel prices and other cost increases may adversely affect our profits.

•	If we fail to fulfill the oil majors’ vetting processes, such failure could materially and adversely affect the employment of our tanker vessels in the spot- and period- markets, and consequently have a negative impact on our results of operations.

•	A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

•	Our vessels could be subject to seizure through maritime arrest or government requisition.

•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

•	We may employ our fleet on the spot market and thus expose ourselves to risk of losses based on short-term decreases in shipping rates.

•	Because the fair market values of vessels may fluctuate significantly, we may incur losses when we sell our vessels.

•	Our industry has inherent operational risks that our insurance may not adequately cover.

•	Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also on the claim records of all other members of the protection and indemnity associations.

Risks Relating to Environmental Matters

•	We are subject to various laws, regulations, and international conventions, particularly environmental and safety laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities including any resulting from a spill or other environmental incident, which could affect our cash flows and profit.

•	We are subject to extensive environmental legislation, and if we or our subsidiaries do not comply with the applicable regulations, our business may be adversely affected.

•	We may be liable for losses and damages to third parties, including environmental damages.

•	We may fail to comply with the conditions required under our environmental licenses.

Risks Relating to the Countries in which we Operate

Risks Relating to Argentina

•	The economic conditions of Argentina may affect the financial condition and results of operations of our Argentine subsidiary.

•	Continuing inflation may have material adverse effects on the Argentine economy.

•	The current and future foreign exchange policy of Argentina may affect the ability of our Argentine subsidiary to make cash remittances outside of Argentina.

•	The Argentine government has made certain changes to its tax rules that affected our operations in Argentina in the past, and could further increase the fiscal burden on our operations in Argentina in the future.

•	Fluctuations in the value of the Argentine peso could adversely affect the Argentine economy, and consequently our results of operations in Argentina or the financial condition of our Argentine subsidiary.

•	The Argentine economy could be adversely affected by economic developments in other global markets.

•	Future policies of the Argentine government may affect the economy as well as our operations in Argentina.

Risks Relating to Uruguayan Free Zone Regulation

•	We may be materially and adversely affected by any termination, non-renewal or non-extension of the tax incentives that benefit certain of our subsidiaries in Uruguay.

Other Risks Relating to the Countries in which We Operate

•	As an international company, we are exposed to the risks of doing business in many different countries, including risks associated with operating in emerging market countries, whose economies, markets and legal systems may be less developed.

•	Changes in rules and regulations with respect to cabotage or the interpretation of such rules and regulations in the markets in which we operate could have a material adverse effect on our results of operations.

•	Because we generate the majority of our revenues in U.S. dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

Risks Relating to Our Indebtedness

•	We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the $500.0 million in aggregate principal amount of 10.75% Senior Secured Notes due 2025, issued by us and Navios Logistics Finance (US) Inc. as Co-Issuers on July 8, 2020 and due on July 1, 2025 (the “2025 Notes”) and our other obligations.

•	The agreements and instruments governing our debt contain restrictions and limitations that could have a significant negative impact on our ability to operate our business.

•	Our ability to generate the significant amount of cash needed to service our debt obligations and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors, many of which may be beyond our control.

•	We are subject to volatility in interest rates, including SOFR under our debt obligations, which could affect our profitability, earnings and cash flow.

•	The market values of our vessels may fluctuate significantly, which could cause us to be in breach of certain debt covenants that we currently have or debt covenants that we may incur in the future.

•	We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing the 2025 Notes.

•	The international nature of our operations may make the outcome of any insolvency or bankruptcy proceedings or other exercise of remedies outside of bankruptcy difficult to predict.

•	Certain requirements must be met for the recognition and enforceability of a foreign judgment by courts outside the United States.

•	Obligations under the guarantees are subordinated to certain statutory preferences.

•	The 2025 Notes are subject to certain fraudulent transfer and conveyance statutes, which may have adverse implications for the holders of the 2025 Notes.

Risks Relating to Our Organizational Structure

•	We are a majority-owned subsidiary of Navios Holdings, through which significant controlling stockholders, along with members of our management team, may exert considerable influence over our actions in ways that may not serve the interests of investors.

•	We have meaningful relationships with Navios Holdings and Navios Shipmanagement, and we depend on them for certain services and benefit from their global networks to obtain competitive financing. If their financial condition deteriorates or conflicts of interest arise or if our relationship with Navios Shipmanagement ends or is significantly altered, our business and results of operations could be materially and adversely affected.

•	Certain of our directors, officers, and principal shareholders are affiliated with entities engaged in business activities similar to those conducted by us or that compete directly with us, causing such persons to have conflicts of interest.

•	Our success depends upon our management team and other employees, and if we are unable to attract and retain key management personnel and other employees or our management team fails to provide the capabilities that we require, our results of operations may be negatively impacted.

•	We are incorporated in the Republic of the Marshall Islands, a country that does not have a well-developed body of corporate law, which may negatively affect the ability of public common shareholders to protect their interests.

•	We and certain of our officers and directors may be difficult to serve with process as we and our subsidiaries are incorporated in various jurisdictions outside the United States (the “U.S.”) and certain of our officers and directors may reside outside of the United States.

•	We are a holding company, and depend entirely on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

•	We are a “foreign private issuer” which exempts us from certain SEC requirements.

General Risks

•	We are subject to certain credit risks with respect to our counterparties on contracts, and the failure of such counterparties to meet their obligations could cause us to suffer losses on such contracts and thereby decrease revenues and income.

•	We may be unable to obtain financing for our growth or to fund our future capital expenditures, which could materially and adversely affect our results of operations and financial condition.

•	As we expand our business, we may have difficulty managing our growth, including the need to improve our operations and financial systems, staff and crew or to receive required approvals to implement our expansion projects. If we cannot improve these systems, recruit suitable employees or obtain required approvals, we may not be able to effectively control our operations.

•	Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially and adversely affect our results of operations, financial condition and cash flows.

•	A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a high tax rate on our earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

•	Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union (the “EU”), the United Kingdom (the “UK”) and other jurisdictions/authorities.

•	We may be unable to prevent our directors, executive officers, employees and suppliers from engaging in corrupt, fraudulent or irregular practices, which could result in regulatory fines and damage to our reputation.

•	We could be materially and adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

•	Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability that could have a material adverse effect on our business, financial condition, cash flows and results of operations.

•	The implementation of our business strategy, as well as our future growth, will require additional capital that may not be available or, if available, may not be on favorable terms.

•	The COVID-19 pandemic has disrupted and a future pandemic could disrupt charter rates, vessel values and could have an adverse impact on our business, financial condition, results of operations or prospects.

•	We may not be able to implement our business strategy as planned.

•	Unfavorable decisions in judicial, administrative or arbitration proceedings may adversely affect us.

•	Changing laws and evolving reporting requirements could have an adverse effect on our business, including the pending SEC Environmental, Social and Governance (“ESG”) disclosure rules in the U.S. and European Union.

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

Further, public health or safety concerns and governmental restrictions, including those caused by outbreaks of pandemic diseases such as the COVID-19 global pandemic, that cause us or our customers to suspend operations in affected areas, may impact both demand for, and supply of, our vessels in some of the countries in which we operate, or cause an economic downturn adversely affecting demand for our services.

Our grain port business has seasonal components linked to the grain harvests in the region. At times throughout the year, the capacity of our Grain Port Terminal, including the loading and unloading operations, as well as the space in silos could be exceeded, which could materially and adversely affect our operations and revenues

A significant portion of our grain port business is derived from handling and storage of soybeans and other agricultural products produced in the Hidrovia Region mainly during the season between April and September. This seasonal effect could, in turn, increase the inflow and outflow of barges and vessels in our dry port and cause the space in our silos to be exceeded, which in turn would affect our timely operations or our ability to satisfy the increased demand. Inability to provide services in a timely manner may have a negative impact on our clients’ satisfaction and result in loss of existing contracts or inability to obtain new contracts.

We are subject to certain operating risks in our Port Terminal Business that could affect the performance of our contractual commitments, and in our barge and cabotage business including vessel breakdowns or accidents, which could result in a loss of revenue from the affected vessels, which could result in a loss of revenue and could have a material adverse effect on our results of operations or financial condition.

Our operations are subject to a number of risks affecting our Port Terminal Business and the port facilities under development. These risks include, but are not limited to, mechanical and electrical failure, accidents, personal injury, loss or theft of cargo, or damage, fires, explosions, business interruption, political conditions and hostilities, labor strikes, adverse weather conditions such as floods, natural disasters, accidents on waterways or in coastal routes or accidents in our loading or unloading terminals, including environmental accidents and collisions, each of which could result in damages, penalties, fines, indemnities or costs payable to third parties and other claims against us. Further, public health or safety concerns and governmental restrictions, including those caused by outbreaks of pandemic disease such as the COVID-19 pandemic, may cause us to suspend operations in affected areas. Our exposure to these operating risks in our existing port facilities may adversely affect our capacity to duly perform our contractual obligations under our take-or-pay contracts. In addition, these operating risks may result in additional repair costs for equipment, including cranes, conveyor belts, stacker-reclaimer, shiploaders, or piers, which are unpredictable and can be substantial. The loss of earnings while these damages are being repaired, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if this leads to a default under our contracts, which would materially affect our financial condition and results of operations.

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

In each of our businesses, we derive a significant part of our revenues from a small number of customers. We expect that a small number of customers will continue to generate a substantial portion of our revenues in the future. For the year ended December 31, 2022, our largest customers, Vale International S.A. (“Vale”) and YPF SA (“YPF”) accounted for 21.0% and 13.2%, respectively, of our revenues, and our five largest customers accounted for approximately 55.5% of our revenues, with no such customer (other than Vale and YPF) accounting for greater than 10% of our revenues. For the year ended December 31, 2021, our largest customers, Vale and YPF, accounted for 23.4% and 10.1% of our revenues, and our five largest customers accounted for approximately 53.6% of our revenues, with no such customer (other than Vale and YPF) accounting for greater than 10% of our revenues. For the year ended December 31, 2020, our largest customer, Vale, accounted for 31.8% of our revenues, and our five largest customers accounted for approximately 58.7% of our revenues, with no such customer (other than Vale) accounting for greater than 10% of our revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges as well as port terminals and these customers may decide to cease or reduce the use of our services for various reasons, including utilizing their own vessels and/or port terminals. The loss of any of our significant customers, including our large take-or-pay customers, the change of the contractual terms of any one of our most significant take-or-pay contracts, or any significant dispute with one of these customers could materially and adversely affect our financial condition and our results of operations.

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

Vale’s payments, including in connection with the Vale port contract, to us represented approximately 21.0%, 23.4% and 31.8% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively. Reductions in the demand for or the oversupply of iron ore would place Vale under financial pressure and may increase the likelihood of Vale being unable or unwilling to pay us contracted rates or renew contracts upon termination.

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

In July 2022, Vale S.A. announced the closing of the sale of its iron ore, manganese ore and logistics assets in the midwestern system to J&F Mineracao Ltda., an entity controlled by J&F Investimentos S.A. The Vale port contract entered into between Corporacion Navios S.A., a company controlled by Navios Logistics, and Vale dated September 27, 2013, remains in full force and effect. Any transfer, novation, or assignment of the Vale port contract or any obligations or rights arising thereunder by Vale is subject to the prior approval of the Navios counterparty.

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

We provide services through our ports and employ our fleet in highly competitive markets. The river and coastal sea logistics market is international in scope and we compete with many different companies, including other port or vessel owners and major oil companies.

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to ours. With respect to exports, our competitors are Montevideo Port in Montevideo, Ontur and Terminales Graneleras Uruguayas S.A. (“TGU”) in Nueva Palmira.

The main competitor of our Liquid Port Terminal in Paraguay is Petropar S.A. (“Petropar”), a Paraguayan state-owned entity. Other competitors include Copetrol S.A. (“Copetrol”), TLP Chartering (“TLP”), Petroleo Brasileiro S.A. (“Petrobras”), Trafigura Pte. Ltd. (“Trafigura”) and Monte Alegre S.A. (“Monte Alegre”).

We face competition in our Barge and Cabotage Businesses from other shipowners and from vessel operators. The charter markets in which our vessels compete are highly competitive. Key competitors include Atria Logistica S.A., Hidrovias do Brasil, Interbarge and P&O. In addition, some of our customers, including ADM, Cargill, Louis Dreyfus and Transbarge Navegacion S.A., have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. We also compete indirectly with other forms of land-based transportation such as truck and rail. These companies and other smaller entities are regular competitors of ours in our primary trading areas. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility.

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

A significant portion of the revenue from our grain port business is derived from the handling and storage of soybeans and other agricultural products produced in the Hidrovia Region. Any drought or other adverse weather conditions, such as floods, could result in a decline in production of these products, which would likely result in a reduction in demand for our services. A reduction in demand could have a negative impact on our results of operations and financial condition. Furthermore, our fleet operates in the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as changes in the depth of the water or the width of the navigable channel, could, in the short-term, reduce or limit our ability to transport cargo effectively on the rivers. The possible effects of climate change, such as floods, low river-water levels, droughts or increased storm activity, could similarly affect the demand for our services or our operations.

A prolonged drought, the possible effects of climate change, widespread or prolonged public health concerns or other events that are perceived by the market to have an impact on the region, the navigability of the Parana or Paraguay Rivers may, in the short-term, result in a reduction in the market value of our ports, barges and pushboats. For example, in 2021 and 2020, throughput of our Grain Port Terminal decreased by 24.6% and 27.3%, respectively, compared to 2019 as a result of lower Uruguayan exports due to reduced Uruguayan soybean production and lower transshipment of grains from Paraguay and Bolivia due to difficult navigation conditions because of a prolonged period of unusually warm weather and a drought in southern Brazil, Paraguay and northern Argentina which resulted in water levels in the Paraná River dropping to their lowest levels in decades, for consecutive years. Such difficult conditions adversely affected our Barge Business through 2022 and 2021, as barges have limited capacity in reduced drafts and trips take longer to be completed, which resulted in increased voyage expenses. These barges and pushboats are designed to operate in wide and relatively calm rivers, of which there are only a few in the world. If it becomes difficult or impossible to operate profitably our barges and pushboats in the Hidrovia Region and we are forced to sell them to a third party located outside of the region, there is a limited market in which we would be able to sell these vessels, and accordingly we may be forced to sell them at a substantial loss, if at all. See “Item 5A. Operating Results—Overview—Factors Affecting Our Results of Operations—Weather Conditions.”

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

The completion and delivery of newbuildings could be delayed, cancelled or otherwise not completed because of:

•	quality, design or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances;

•	the impact of extraordinary external events, including the impact of global pandemics, and its collateral consequences, including labor shortages and government restrictions such as factory closures and restrictions on travel, resulting in the extended disruption of economic activity in the markets in which we operate;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	inability to finance the construction or conversion of the vessels; or

•	inability to obtain requisite permits or approvals.

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

We cannot provide any assurance that as our operational port equipment and vessels, barges and pushboats age, market conditions will justify those expenditures or enable us to operate them profitably during the remainder of their useful lives. If we sell such assets, we may have to sell them at a loss, or opt to scrap our assets, and if clients no longer use our ports or charter-out our vessels due to their age, our results of operations could be materially and adversely affected.

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

We also have about 120 acres available to be developed inside or near the Nueva Palmira Free Zone in Uruguay. In part of this available land, we plan to develop a new terminal for liquid products. The new liquid terminal will service the market for the storage and transshipment of liquid products and the sale of fuel products within Nueva Palmira Free Zone for bunkering operations of vessels. There can be no assurance that we will obtain all necessary authorizations and permits, or that the new liquid terminal in Nueva Palmira will be constructed.

The available land in Brazil and Uruguay where we plan to develop the new terminals, requires authorizations and permits from several governmental authorities in order to do so. If these authorities deny our request for authorization, or if existing authorizations are revoked, we will not be able to proceed with construction. There is no assurance that such approvals will be obtained.

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

At December 31, 2022, we employed 412 land-based employees and 577 seafarers as crew on our vessels. Crew costs are a significant expense for us. Labor union activity in the Hidrovia Region may create pressure for us to pay higher crew salaries and wages. In addition, fuel is one of the largest voyage expenses in our Barge and Cabotage Businesses, when the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by governments, worldwide price levels and market conditions. Currently, most of our long-term contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. We may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent our contracts do not pass-through changes in fuel prices to our clients, we will be forced to bear the cost of fuel price increases. We may hedge in the futures market all or part of our exposure to fuel price variations. We cannot provide any assurance that we will be successful in hedging our exposure. In the event of a default by our contractual counterparties or other circumstance affecting their performance under a contract, we may be subject to exposure under, and may incur losses in connection with, our hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. We may not be able to pass onto our customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially and adversely affect our results of operations.

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

We periodically employ some of our fleet on a spot basis. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. We expect significant volatility in our target markets as the South American markets mature. We cannot provide any assurance that we will be successful in keeping our fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably, as spot rates may decline below the operating cost of vessels. A significant decrease in spot market rates or our inability to fully employ our fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially and adversely affect our results of operations, and operating cash flow.

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

Vessel owners and operators are subject to government regulation in the form of international conventions, and national, state, and local laws and regulations in the jurisdictions in which their vessels operate, and in international waters, as well as in the country or countries where their vessels are registered. Such laws and regulations include those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, discharges of operational and other wastes into the water, and ballast water management. In particular, ballast water management requirements will result in compliance costs relating to the installation of equipment on our vessels to treat ballast water before it is discharged and other additional ballast water management and reporting requirements. Investments in ballast water treatment may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Similarly, governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, are expected to become stricter in the future. We believe that the heightened environmental, safety, quality, and security concerns of insurance underwriters, regulators, and charterers will lead to additional requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements, and heightened due diligence obligations. We also may be required to take certain of our vessels out of service for extended periods of time to address changing legal requirements, which would result in lost revenue. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write-downs.

Specific examples of expected changes that could have a significant, and potentially material, impact on our business include:

•	Further limitations on sulfur oxide and nitrogen oxide emissions from ships could cause increased demand and higher prices for low sulfur fuel due to supply constraints, as well as significant cost increases due to the implementation of measures such as fuel switching, vessel modifications such as adding distillate fuel storage capacity, or installation of exhaust gas cleaning systems or scrubbers;

•	Environmental requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports;

•	Under local and national laws, as well as international conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations.

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

Risks Relating to the Countries in which we Operate

Risks Relating to Argentina

Argentine government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls, devaluation, wages and taxes, restrictions on production, imports and exports, and governmental measures in response to the COVID-19 pandemic have had and could continue to have a material adverse effect on us. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition or results of operations.

The economic conditions of Argentina may affect the financial condition and results of operations of our Argentine subsidiary.

The financial condition and the results of operations of our Argentine subsidiary depend to a large extent on political, macroeconomic and regulatory circumstances in Argentina. The Argentine economy has experienced significant volatility in recent years, including several periods of low or negative growth and high and variable levels of inflation and devaluation. The Argentine economy is currently in recession, which may result in increased inflation or further economic deterioration in Argentina. There can be no assurance that the condition of the Argentine economy will improve in the future. As a result, both the policies that could be adopted by the Argentine government, as well as future economic, macroeconomic, regulatory, social and political circumstances or developments in Argentina could have a material adverse effect on the business, financial condition or results of operations of our local subsidiaries as well as the value of certain of our assets.

As a result, both the policies that could be adopted by the Argentine government and future economic, macroeconomic, regulatory, social and political circumstances in Argentina could have a material adverse effect on the business, financial condition or results of operations of our local subsidiaries.

Continuing inflation may have material adverse effects on the Argentine economy.

Argentina has faced and continues to face high inflationary pressures. According to official information published by the Argentine Statistics and Census Institute (Instituto Nacional de Estadística y Censos), the inter-annual inflation recorded for the years 2021 and 2022 reached 50.9% and 94.8%, respectively.

A high inflation economy could undermine Argentina’s cost competitiveness abroad if not offset by a devaluation of the Argentine peso, which could also negatively affect economic activity and employment levels. Freight under the contracts with clients from our Argentine subsidiary are denominated in U.S. dollars and are collected in Argentine pesos at the prevailing exchange rate. These contracts also include crew cost adjustment terms. Uncertainty about future inflation may contribute to slowdown or contraction in economic growth. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of our Argentine subsidiary could be affected by inflation and exchange rate volatility in the future. There can be no assurance that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Fernandez administration to control inflation will be effective or successful.

Notwithstanding the high inflation as of December 31, 2022, we do not consider inflation to be a significant risk to our cost of doing business in the future as the functional currency of our Argentine subsidiary is the U.S. dollar. In addition, the day-to-day operations of our Argentine subsidiary are dependent on the relative value of the Argentine peso to the U.S. dollar.

The current and future foreign exchange policy of Argentina may affect the ability of our Argentine subsidiary to make money remittances outside of Argentina.

In Argentina, since the amendment of the Convertibility Act No. 23,928 by Act No. 25,561 in January 2002, the Argentine government has imposed several restrictions on the purchase of foreign currency in the exchange market and the transfer of funds outside of Argentina, substantially limiting the ability of companies to retain foreign currency or make payments abroad, including the distribution of dividends. These controls and restrictions currently apply with respect to access to the Argentine foreign exchange market for purchase of foreign currencies, the payment of external financial debts, the payment of dividends and corporate profits, payments of imports of goods and services, among other things, and impose the obligation to repatriate and settle the proceeds from exports of goods and services in Argentine pesos. In addition, the Argentine Central Bank established certain regulations to avoid practices and transactions aimed to circumvent, through the use of securities and other instruments, the restrictions set forth by the current foreign exchange control regulations.

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

The Argentine peso has suffered significant devaluations against the U.S. dollar in the past and has continued to devalue against the U.S. dollar in 2023. According to Argentina’s Central Bank, the Argentine peso depreciated approximately 17.5% in 2017, 100% in 2018, 56% in 2019, 41% in 2020, 22% in 2021 and 73% in 2022.

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

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the EU, China and the United States), including as a result of the Russian Ukraine war, could have a material adverse impact on Argentina’s balance of trade and could adversely affect Argentina’s economic growth. Argentina may also be affected by other countries that have influence over world economic cycles. If interest rates rise significantly in developed economies, including the United States, emerging market economies, including Argentina, could find it increasingly challenging and expensive to borrow capital and refinance existing debt, which could negatively affect their economic growth.

Future policies of the Argentine government may affect the economy as well as our operations in Argentina.

During the past years the Argentine government took several actions to re-nationalize concessions and public services companies that were privatized in the 1990’s, such as YPF, Aguas Argentinas S.A. and Aerolíneas Argentinas S.A. Future expropriations, nationalizations or requisitions, as well as changes in taxation, acts, regulations or policies affecting foreign trade, investment, or others that may be adopted could adversely affect our business in Argentina and the financial condition and results of operations of our Argentine subsidiary. For example, the Fernandez administration announced its intention to expropriate a seed trade company, and while certain initial steps were taken by the government, no further action was taken from the Argentine government to effect such expropriation.

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

Other Risks Relating to the Countries in which We Operate

Certain of the countries in which we operate or may in the future operate in have experienced, and may continue to experience or experience in the future, political, legal and economic instability. Our activities may be adversely affected by political or economic instability or changes in law relating to our industry. We operate in Argentina, Brazil, Uruguay, Paraguay and other markets. We can provide no assurance that changes in the governments or laws of the jurisdictions in which we operate or in the regulatory environment for our industry or for foreign-domiciled companies in such jurisdictions will not occur, or that such changes will not result in a material adverse effect on our business, financial condition, results of operations and prospects.

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

We engage in regional commerce with a variety of entities. Our revenues are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaraníes, Argentine pesos and Brazilian reais; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2022, 2021 and 2020 approximately 60.1%, 50.8% and 47.8%, respectively, of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollars. As part of our overall risk management policy, we may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee we will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which we operate may occur, and if such fluctuations were to occur in one or a combination of the countries in which we operate, our results of operations or financial condition could be materially and adversely affected.

Risks Relating to Our Indebtedness

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the 2025 Notes and our other obligations.

At December 31, 2022, we had approximately $559.4 million in aggregate principal amount of debt outstanding.

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

We are subject to volatility in interest rates, including SOFR, under our debt obligations, which could affect our profitability, earnings and cash flow.

The publication of LIBOR is expected to be discontinued imminently. The U.S. banking agencies issued guidance instructing banks to cease entering into new contracts referencing LIBOR no later than December 31, 2021, with certain exceptions. The Federal Reserve Bank of New York now publishes the Secured Overnight Financing Rate (“SOFR”) based on overnight U.S. Treasury repurchase agreement transactions, which has been recommended as the alternative to U.S. dollar LIBOR by the Alternative Reference Rates Committee convened by the Federal Reserve and the Federal Reserve Bank of New York. Accordingly, the method and rate used to calculate our interest rates and/or payments on our floating-rate debt in the future may result in interest rates and/or payments that are higher than, or that do not otherwise correlate over time with, the interest rates and/or payments that would have been applicable to our obligations if LIBOR was available in its current form, which could have a material adverse effect on our financial position, results of operations and liquidity.

Certain of our loans have a floating rate based on SOFR, which has increased recently after a long period of relative stability at historically low levels, and has been volatile in past years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our profitability, earnings and cash flow.

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

Brazil

Brazilian legal framework for economically distressed companies or individuals generally consists of the provisions set forth by the Brazilian Bankruptcy and Reorganization Federal Law (“BBRL”—Law No. 11101, dated February 9, 2005, as amended by Federal Law 14,112/2020, sets out the rules for bankruptcy and insolvency in Brazil). The BBRL contains certain provisions that resemble the insolvency procedures regulated by US Bankruptcy Code under Chapters 11 and 7. It regulates two different situations: (i) reorganization, that may take place (a) in court (judicial reorganization) or (b) out of court (extrajudicial reorganization), both aiming at surpassing debtor’s temporary financial distress; and (ii) bankruptcy liquidation, which is intended to liquidate the company and its assets and must be always administered by a court appointed trustee.

A bankruptcy liquidation request can be filed by the company itself, its shareholders or partners, or any of its creditors. BBRL lists the events upon which bankruptcy liquidation may be requested by a company’s creditors, including the following: (i) company’s failure to provide payment of any liquid obligation when owed under a credit instrument in an amount higher than 40 Brazilian minimum monthly wages; (ii) company arbitrarily anticipating the liquidation of assets or making payments in a damaging or fraudulent way; (iii) company attempting or actually performing fraudulent deals or sales of all or substantially all assets to a third party, creditor or otherwise; and (iv) transfer of company’s establishment to third parties, creditors or otherwise, without the consent of all other creditors and without keeping sufficient assets to fulfill its obligations. A bankruptcy liquidation order entails two important matters concerning credits: (i) acceleration of all company’s indebtedness, and (ii) conversion of foreign currency-denominated debts into national currency ones, based on the bankruptcy liquidation decree exchange rate.

Any judgment obtained against us in Brazilian courts in respect of any payment obligations normally would be expressed in the Brazilian currency equivalent of the U.S. dollar amount of such sum at the exchange rate in effect (i) on the date of actual payment, (ii) on the date on which such judgment is rendered, or (iii) on the date on which collection or enforcement proceedings are started against us. Consequently, in the event of bankruptcy, all of our debt obligations that are denominated in foreign currency will be converted into Brazilian currency at the prevailing exchange rate on the date of declaration of our bankruptcy by the court. In bankruptcy liquidation proceedings, creditors would be paid in accordance with the priority rule set forth by the BBRL. Finally, payments under bankruptcy liquidation proceedings in Brazil usually occur within two to 12 years after the filing of the proceeding, and the assets are generally not sufficient to pay off all of the creditors.

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

Argentina

A final and conclusive foreign judgment would be recognized and enforced by the courts in Argentina without any retrial or re-examination of the merits of the original action provided that the requirements of Sections 517 through 519 of the Argentine National Code of Civil and Commercial Procedures (if enforcement is sought before federal courts) are met. These requirements include: (1) the judgment, which must be final in the jurisdiction where rendered, must have been issued by a court competent pursuant to Argentine principles regarding international jurisdiction and must have resulted from a personal action, or an in rem action with respect to personal property if such property was transferred to Argentine territory during or after the prosecution of the foreign action, (2) the defendant against whom enforcement of the judgment is sought must have been personally served with the summons and, in accordance with due process of law, must have been given an opportunity to defend itself against such foreign action, (3) the judgment must be valid in the jurisdiction where rendered and its authenticity must be established in accordance with the requirements of Argentine law, (4) the judgment must not violate the principles of public policy of Argentine law, and (5) the judgment must not be contrary to a prior or simultaneous judgment of an Argentine court. There might be other requirements set forth by laws that replace or complement the National Code of Civil and Commercial Procedures in the future. If the enforcement is sought before provincial courts, other requirements may apply through application of the corresponding provincial codes of procedures.

In addition, Section 2609 of the Argentine Civil and Commercial Code, sets forth the exclusive jurisdiction of Argentine courts on disputes related to (i) rights in rem over real estate located in Argentina, (ii) validity or nullity of registrations performed before an Argentine public registry, and (iii) registration and validity of intellectual property rights.

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

Brazil

A court could, under fraudulent conveyance law, or BBRL, void or consider ineffective the guarantee of any subsidiary guarantor if it found that such guarantee was incurred with actual intent to hinder, delay or defraud creditors, and that the guarantor was any of the following:

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

Navios Holdings, through its wholly owned subsidiary, Navios Corporation; and Sinimalec, through its wholly owned subsidiary, Peers Business Inc. (“Peers”) are our significant stockholders. Navios Holdings currently owns 63.8% of our outstanding common stock, and Angeliki Frangou, our Chairwoman, currently beneficially owns approximately 64.1% of the outstanding common stock of Navios Holdings. Peers, which is beneficially owned by the Lopez family, including, Claudio Pablo Lopez, Navios Logistics’ Vice Chairman, currently owns 36.2% of our outstanding common stock. Navios Holdings and Peers, as the beneficial owners of our common stock have the power to control our actions and the outcome of matters on which our stockholders are entitled to vote. Navios Holdings, Ms. Frangou and the Lopez family may pursue interests different from the interest of our debt holders in determining these matters.

In addition, we and our shareholders are party to a shareholders’ agreement. Pursuant to this shareholders’ agreement, when we became subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), the shares of our common stock held by Navios Holdings were to convert into shares of Class B Common Stock, with each share of Class B Common Stock entitling its holder to ten votes per share. Navios Holdings has currently waived such conversion provision. If and when the conversion occurs, it will permit Navios Holdings to control our business even if it does not hold a majority economic interest in our company. On November 19, 2019, Navios Holdings entered into an additional shareholder agreement with Peers granting certain protections to minority shareholders in certain events. The shareholder agreements will terminate upon the completion of an initial public offering. See “Item 7. Major Shareholders and Related Party Transactions.”

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

Some of our directors, officers and principal stockholders have affiliations with entities that have similar business activities to those conducted by us. Our controlling shareholder, Navios Holdings owns (i) a controlling equity stake in us; and (ii) an interest in Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM), a United States publicly listed shipping company that owns and operates dry cargo and tanker vessels. Certain of our directors are also directors of competitor shipping companies, or may engage in similar businesses in the future. These other affiliations and business activities may give rise to certain conflicts of interest in the course of such individuals’ affiliations with us.

Our success depends upon our management team and other employees, and if we are unable to attract and retain key management personnel and other employees or our management team fails to provide the capabilities that we require, our results of operations may be negatively impacted.

Our success depends to a significant extent upon the abilities and efforts of our management team and our ability to retain them. In particular, many members of our senior management team, including our Chairwoman, our Chief Executive Officer, our Chief Financial Officer, and our Chief Operating Officer, have extensive experience in the logistics and shipping industries. Some of these individuals also serve in various capacities for other entities affiliated with our controlling shareholder, Navios Holdings. If we were to lose their services for any reason, it is not clear whether any available replacements would be able to manage our operations as effectively. Further, the obligations of individuals employed by us who also serve in capacities for other entities affiliated with Navios Holdings may give rise to certain conflicts with our interests in the future, including the diversion of their attention or focus away from our business. The loss of any of the members of our management team or the capabilities we expect them to provide on an ongoing basis could impair our ability to identify and secure vessel contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete. We do not maintain key man insurance on any of our officers. Further, the efficient and safe operation of our fleet and ports requires skilled and experienced crew members and employees. Difficulty in hiring and retaining such crew members and employees including as a result of public health or safety concerns and governmental restrictions could adversely affect our results of operations.

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

Accordingly, investors will not be able to obtain information of the type described above.

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

Our capital expenditures during the years ended December 31, 2022, 2021 and 2020 were $9.5 million, $23.8 million and $8.4 million, respectively, mainly used to acquire and/or pay installments for among others: eighteen second-hand liquid barges, three pushboats, six newbuilding liquid barges, the development of a new upriver terminal and the expansion of our Iron Ore Port facilities. In order to follow our current strategy for growth, we will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures. Further, the construction of our planned Port Murtinho Terminal and Nueva Palmira Free Zone new liquid port terminal may result in a material increase in our capital expenditures.

In the future, we will also need to make capital expenditures required to maintain or upgrade our current ports, fleet and infrastructure. Cash generated from our earnings may not be sufficient to fund all of these measures. Accordingly, we may need to raise capital through borrowings or the sale of debt or equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control, including disruptions in the international financial markets as a result of the current Russian/Ukraine armed conflict or otherwise. If we fail to obtain the funds necessary for capital expenditures required to maintain our ports, fleet and infrastructure, we may be forced to take vessels out of service or curtail operations, which could materially harm our revenues and profitability. If we fail to obtain the funds that might be necessary to acquire new vessels, expand our existing infrastructure, or increase our working capital or capital expenditures, we might not be able to grow our business and our earnings could suffer. Furthermore, despite covenants under the indenture governing the 2025 Notes and the agreements governing our other indebtedness, we will be permitted to incur additional indebtedness, which could limit cash available for working capital and to service our indebtedness. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Interest-Bearing Loans and Borrowings.”

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

Global financial markets and economic conditions remain subject to significant vulnerabilities. The Russian/Ukrainian armed conflict, turmoil and hostilities in Afghanistan, Iran, Iraq, North Korea, Syria, Venezuela and Yemen, other current conflicts, the refugee crisis in Europe and the Middle East, and global concerns regarding inflation, pandemics and increased interest rates have led to increased volatility in global credit and equity markets. This has all materially affected the financial conditions of banks, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in certain European countries, which may expose us to a loss of cash deposits or cash equivalents.

The ability of banks and credit institutions to finance new projects, including the acquisition of companies or new vessels in the future, is uncertain. Expected global economic weakness and volatility resulting from the Russian/Ukrainian armed conflict, increased interest rates and inflation may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

Furthermore, we may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt, if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Due to the fact that we would possibly cover all or a portion of the cost of any new acquisition or construction with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or other assets or acquire or develop new business or assets. In addition, the economic uncertainty worldwide has made demand for shipping services volatile which may adversely affect our results of operations and financial condition. Currently, the economies of the United States, the EU, China, Japan, other Asia Pacific countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has in the past driven decreased rates and vessel values.

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

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the EU, the UK and other jurisdictions/authorities.

Our international operations and activities could expose us to risks associated with trade and economic sanctions, prohibitions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the EU (and its member countries) and the UK.

Under economic and trade sanctions laws, governments may seek to impose or modify existing prohibitions/restrictions on business practices and activities, which require modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties and result in us being excluded or restricted in our access to international banking and finance markets. Action may also be taken against individuals if they act in a manner which breaches sanctions applicable to them. Considering U.S., EU and UK sanctions (the latter because the law of England & Wales frequently governs relations with our contractual counterparts and applies to our UK based insurers and reinsurers) and the nature of our business, there is a constant sanctions-related risk for us due to the worldwide trade of our vessels and the wide-ranging nationality of our counterparties. We seek to reduce the risk of violating economic sanctions and ensure our compliance with all applicable sanctions and embargo laws and regulations by the implementation of our corporate Economic Sanctions Compliance Policy and Procedures which we seek to diligently follow.

Although we intend to maintain such Economic Sanctions Compliance Policy and Procedures, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws and regulations may be unclear and may be subject to changing interpretations by relevant authorities, and the underlying laws and regulations may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would or may violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation with any breaches imputed to us.

We continually monitor developments in the United States, the EU, UK and other jurisdictions that maintain economic sanctions against various countries and regions including, Iran, Russia, Crimea, Venezuela, and other sanctions targets, including guidance on the implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries, being chartered to certain parties or for certain trade, or could restrict the cargoes carried onboard our vessels.

In addition, given our relationship with Navios Maritime Holdings Inc. (“Navios Holdings”) we cannot give any assurance that an adverse finding against them by a governmental, legal, or other authority, with respect to sanctions matters, or any future matter related to regulatory compliance by Navios Holdings, would not have a material adverse impact on our business, reputation or the market price of our securities. If any of the risks described herein materializes, it could have a material adverse impact on our business and results of operations.

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

Legislation in other countries includes the U.K. Bribery Act 2010 (the “U.K. Bribery Act”) which is broader in scope than the FCPA because it does not contain an exception for facilitation payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and the results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies impose potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation.

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

Additionally, we collect and store certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of our business. Despite our cybersecurity measures, which includes active monitoring, training, reporting and other activities designed to protect and secure our data, our information technology networks and infrastructure may be vulnerable to damage, disruptions, or shutdowns due to attack by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Any such events could result in legal claims or proceedings, liability or penalties under privacy or other laws, disruption in operations, and damage to our reputation, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In addition, some of our technology networks and systems are managed by third-party service providers (including cloud-service providers) for a variety of reasons, and such providers also may have access to proprietary business information and customer and employee data, and may have access to confidential information on the conduct of our business. Like us, these third-party providers are subject to risks imposed by data breaches and disruptions to their technology infrastructure. A cyber-attack could defeat one or more of our third-party service providers' security measures, allowing an attacker access to proprietary information from our company including our employees', customers' and suppliers' data. Any such security breach or disruption to our third-party service providers could result in a disruption in operations and damage to our reputation and liability claims, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

The COVID-19 pandemic has disrupted and a future pandemic could disrupt charter rates, vessel values and could have an adverse impact on our business, financial condition, results of operations or prospects.

The COVID-19 pandemic, or future epidemics or pandemics, and the responses of governments to such occurrences in the markets in which we operate, could affect our business. Such governmental measures could result in delayed deliveries of vessels we purchase, construction delays in our port facilities, disruptions in our operations, and significant negative effects on global markets. Furthermore, pandemic-related events could reduce demand for our services, interrupt the operation of our port terminal facilities, reduce global demand for commodities, affect the price of regional freights, hires and port tariffs, and otherwise disrupt the operations of our customers and suppliers.

Any pandemic may result in the inability to charter our vessels at the rates or for the length of time we currently expect, or to commence or complete the construction of our planned port terminal facilities. Should our customers or charterers be under financial pressure from the impact of a pandemic on their businesses, such financial pressure could negatively affect their willingness or ability to perform their obligations to us or could cause a decrease in the services they seek from us. The loss or termination of any of our contracts, or a decline in payments thereunder, could have a material adverse effect on our business, results of operations and financial condition.

The consequences of a pandemic may have a negative impact on our business and financial results, it may also have the effect of heightening many of the other risks described herein, such as those relating to our indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

We can provide no assurance as to whether, in the future, the risks described in this annual report will change or as to the extent of any losses we may experience, nor can it be assured that there will be no material uncertainties in our ability to continue as a going concern. There can be no assurance that other regional or global outbreaks of diseases will not occur, and any such outbreaks may have a material adverse effect on our business.

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

Changing laws and evolving reporting requirements could have an adverse effect on our business, including the pending SEC Environmental, Social and Governance (“ESG”) disclosure rules in the U.S. and European Union.

Changing laws, regulations and standards relating to reporting requirements, GHG and additional climate disclosure rules proposed by the SEC in March 2022 and expected to be finalized in 2023, along with other anticipated ESG reporting rules which are expected in 2023, may create additional compliance requirements for us. We may receive pressure from lenders and other market participants, who are focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. To maintain high standards of corporate governance and public disclosure, we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with evolving standards.

Companies that do not adapt to, or comply with, investor, lender, or other industry shareholder expectations and standards which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a accompany could be materially and adversely affected.

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

Corporate Information

Our legal and commercial name is Navios South American Logistics Inc. We have been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. Our office and principal place of business is located at Aguada Park Free Zone, Paraguay 2141, Of. 1603 Montevideo, Uruguay and our telephone number is +(30) (210) 459-5000. Our website is http:// www.navioslogistics.com. The information on our website is not incorporated by reference into this report and should not be considered to be a part of this report. Trust Company of the Republic of the Marshall Islands, Inc. serves as our agent for service of process, and our registered address, as well as address of its agent for service of process is Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Republic of the Marshall Islands MH96960. We maintain offices in Montevideo — Uruguay, Buenos Aires — Argentina, Asuncion — Paraguay, and Corumba — Brazil. We own the Nueva Palmira dry ports and transfer facilities indirectly through our Uruguayan subsidiaries, CNSA and Granos, and the San Antonio port facility through our Paraguayan subsidiary, Petrolera San Antonio S.A. (“Petrosan”). All of our material subsidiaries are wholly owned.

The SEC maintains an Internet site that contains reports and other information filed electronically by us with the SEC, which are available without cost at www.sec.gov.

B. Business Overview

Our Company

Navios Logistics believes it is one of the largest infrastructure and logistics companies in the Hidrovia river system, the main navigable river system in the region, and on the cabotage trades along the southeastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its strategically located port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products.

Navios Logistics reports its operations based on three reportable segments: Port Terminal Business, Cabotage Business and Barge Business. For further historical segment information, please see our audited consolidated financial statements included elsewhere in this Annual Report.

Navios Logistics has a long history of operating in the Hidrovia Region. Navios Logistics has consistent contract renewals and longstanding relationships with a diverse group of large customers, primarily comprised of major international agriculture, mining and oil companies and their affiliates such as Archer Daniels Midland Company (“ADM”), Cargill International S.A. (“Cargill”), Louis Dreyfus Holding B.V. (“Louis Dreyfus”), Petropar SA (“Petropar”) (the national oil company of Paraguay), YPF S.A. (“YPF”), Trafigura Group Pte Ltd (“Trafigura”), Vale, and Vitol. These long-term customer relationships arise from our reputation for reliability and high-quality service. In its Grain Port Terminal in Uruguay, Navios Logistics has been serving three of its key customers, ADM, Cargill and Louis Dreyfus, for more than 25 years on average. In its Liquid Port Terminal, liquid barge transportation and Cabotage Business, Navios Logistics has long-term relationships with its global petroleum customers for more than 20 years on average (such as Axion Energy, Petrobras Group, YPF and Shell or their successors). In its Barge Business, Navios Logistics started its relationship with Vale in 2008 for iron ore transportation and has signed new contracts for storing and transshipping iron ore and other commodities since then. For additional information on the Vale port contract, see “Item 3.D Risks Factors—Risks Relating to Our Industry and Our Business—Vale’s payments represent a significant portion of our revenue and if Vale were unable or unwilling to fulfill their obligations under the in-force agreements with us, it could significantly reduce our revenues and cash flow.”

Navios Logistics serves its customers in the Hidrovia Region through its three port storage and transfer facilities, one for agricultural, forest-related exports, one for mineral related exports (both located in Nueva Palmira Free Zone, Uruguay), and one for refined petroleum products located in San Antonio, Paraguay. Navios Logistics complements its three port terminals with a diverse fleet of 301 barges and pushboats and seven vessels, including five tankers, one bunker vessel and one river and estuary tanker vessel which operate in our Cabotage Business. Navios Logistics provides transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or LPG).

Since the business combination in January 2008, Navios Logistics has grown its vessel fleet from 123 to 308 vessels, including barges, pushboats and tankers, all owned by Navios Logistics.

The following is the core fleet as of March 27, 2023.

Navios Logistics Fleet Summary (all owned)

Pushboats/ Barges Fleet (1) (2)	Number of Vessels	Capacity/BHP	Description
Pushboat Fleet	30	107,920 BHP	Various Sizes and Horsepower
Dry Barges	212	402,050 DWT	Dry Cargo
Tank Barges	56	173,229 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG
Total	301

Product Tanker Fleet (1)	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
He Man H	2012	1,693	Double-hulled Bunker Vessel
Elena H	2018	4,999	Double-hulled Product Tanker
Total		78,942

(1)	The average age of our pushboats, weighted on the basis of horsepower, is 34 years. The average age of our barges, weighted on the basis of DWT, is 24 years.
(2)	The table above excludes certain barges that the Company has agreed to sell in the near-term future.

Our Markets

We have three reportable segments: Port Terminal Business, Cabotage Business and Barge Business. We primarily operate in Uruguay, Argentina, Brazil and Paraguay. The table below reflects a breakdown of our total revenues by category and geographical market for the years ended December 31, 2022, 2021 and 2020:

	Port Terminal Business			Cabotage Business			Barge Business
Revenues by Geography	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Uruguay	$106,285	$85,035	$80,805	—	$1,124	$1,419	$38,404	$46,084	$48,484
Argentina	—	—	—	52,192	33,785	43,835	7,737	8,603	(285)
Paraguay	12,194	19,510	21,878	—	—	—	37,342	28,467	18,887
Total Revenues	$118,479	$104,545	$102,683	$52,192	$34,909	$45,254	$83,483	$83,154	$67,086

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

Our Grain Port Terminal has experienced significant growth from 1.0 Mt of grain moved in 2000 to 3.7 Mt of grain moved in 2022. In 2022, grain exports through our port in Uruguay were 38% higher than the 2021, mainly driven by higher Uruguayan exports of soybeans. We believe that there will continue to be an increase in the use of land for agriculture and implementation of technology for increasing yields on productive lands in the Hidrovia Region. Since 2009 we have expanded our grain silo capacity (from 274,000 tons of grain cargo in 2009 to 460,000 tons of grain cargo as of December 31, 2022), installed a grain drying and conditioning facility in 2011 and completed the construction of an additional vessel-loading conveyor belt in 2013.

In 2017, we completed the development of the Iron Ore Port Terminal. We have moved approximately 1.5 million MT of iron ore in 2022 as compared to 0.7 million MT in 2021. Overall, we have developed 109 acres of land, and we have about 120 acres available to be developed inside or near the Nueva Palmira Free Zone.

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

Iron Ore Port Terminal Infrastructure: The Iron Ore Port Terminal is unique in the region because of its sophisticated design, efficiency and multimodal operations. Our Iron Ore Port Terminal has specially designed storage facilities and conveying systems that provide significant flexibility in cargo movements aimed at avoiding delays to vessels and barge convoys. On shore the facilities comprise an area of approximately 20 acres with two stockpiles for mineral with a storage capacity of up to 876,000 tons. We expect to increase our storage capacity by 400,000 tons, or 42%, to 1,246,000 tons with the development of a new stockpile that is expected to be completed in the second quarter of 2023. Our facility provides customers storage for their commodities separate from those of other customers. Minerals at the stockpile are handled by a Stacker/Reclaimer. Auxiliary equipment for barge mooring, power, environment control and water treatment are also part of the Iron Ore Port Terminal.

The Iron Ore Port Terminal has two docks. The main outer dock is 300 meters long with two berths for vessels able to accommodate vessels on both sides; up to 150,000 DWT on the outer side, and up to 85,000 DWT on the inner side, loading to the maximum draft permitted for vessels at the Martin Garcia and Mitre Canals. The secondary inner dock is 200 meters long and is dedicated for the discharge of barge convoys, able to accommodate and discharge two barges at the same time. We are currently upgrading our facility to accommodate the discharge of a third barge at the same time. These works are expected to be completed in the fourth quarter of 2023. Vessels are loaded with a travelling shiploader and barges are unloaded by two cranes.

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

Barge Operations

Overview: We service the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through our fleet of 301 vessels in our Barge Business. We operate different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Hidrovia Waterway. We typically contract our vessels either on a time charter basis or on a contracts of affreightment (“CoA”) basis or in the spot market.

Fleet: We control 301 vessels in our Barge Business, including 30 pushboats, 212 dry barges, 56 tank barges and three LPG barges. The average age of our pushboats, weighted on the basis of horsepower, is 34 years. The average age of our barges, weighted on the basis of DWT, is 24 years.

Products Transported: We provide transportation for dry cargo (cereals, cotton pellets, soy bean, wheat, limestone (clinker), mineral iron and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas (LPG)). During 2022, we transported approximately 1.7 million cubic meters of liquids or tons of dry cargo, consisting of approximately 0.7 million cubic meters of liquids and 0.9 Mt of dry cargo (compared to 1.9 million, 1.9 million and 2.1 million cubic meters of liquids or tons of dry cargo in 2021, 2020 and 2019, respectively).

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

Our fleet consists of five product tanker vessels, one bunker vessel and one river and estuary product tanker.

Fleet: The table below reflects our cabotage tanker fleet as of March 27, 2023:

Vessel	Type	Built	DWT	Employment Date	Charter-Out Duration	Expiration Date of License
Estefania H	Product Tanker	2008	12,000	December 2021	36 months	N/A(1)
Makenita H	Product Tanker	2009	17,508	February 2022	48 months	June 27, 2026
Sara H	Product Tanker	2009	9,000	November 2022	18 months	July 1, 2026
Ferni H	Product Tanker	2010	16,871	April 2020	36 months	August 4, 2026
San San H	Product Tanker	2010	16,871	September 2022 May 2023	9 months 29 months	May 31, 2023
Elena H	Product Tanker	2018	4,999	October 2018	60 months	August 18, 2026
He Man H	Bunker Vessel	2012	1,693	Repositioning	—	September 9, 2024

(1)	License does not apply as the vessel has an Argentine flag.

In Argentina, all of our cabotage tanker vessels fly a foreign flag and operate under licenses of one to three years’ duration issued by the Argentinian maritime authorities, other than the Estefania H, which flies the Argentine flag. Such licenses for our vessels expire at various times until August 18, 2026. In the event that a license cannot be further renewed, a vessel must fly the Argentine flag to continue operating in Argentine cabotage.

Products Transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils). During 2022, our cabotage fleet transported approximately 1.9 million cubic meters of liquids (compared to 1.7 million cubic meters in 2021 and 1.9 million cubic meters in 2020).

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

As of December 31, 2022, we employed 412 land-based employees: 27 employees in the Asuncion, Paraguay office, 53 employees at the port facility in San Antonio, Paraguay, 99 employees in the Buenos Aires, Argentina office, six employees in the Montevideo, Uruguay office, 215 employees at the Dry Port Terminals in Uruguay, and 12 employees in the Corumba, Brazil office and 577 seafarers as crew on our vessels.

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

We face competition in our Barge and Cabotage Businesses with transportation of oil and refined petroleum products from other independent shipowners and from vessel operators who primarily charter vessels to meet their cargo carrying needs. The charter markets in which our vessels compete are highly competitive. Key competitors include Atria Logistica S.A., Hidrovias do Brasil, Interbarge and P&O. In addition, some of our customers, including ADM, Cargill, Louis Dreyfus and Transbarge Navegacion S.A., have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. We also compete indirectly with other forms of land-based transportation such as truck and rail. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility. These companies and other smaller entities are regular competitors of ours in our primary tanker trading areas. We believe that our ability to combine our ports in Uruguay and Paraguay with our versatile fleet of barges, pushboats and tankers to offer integrated, end-to-end logistics solutions for both our dry and liquid customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia Region has allowed us to differentiate our business and offer superior services compared to our competitors.

REGULATION

Environmental, Safety, and Security Regulations

Shipping is one of the world’s most heavily regulated industries, as it is subject to both governmental regulation and industry standards. The governmental regulations to which we are subject include local and national laws and regulations, as well as international conventions promulgated by the International Maritime Organization (“IMO”), the United Nations agency governing the maritime sector. We also are subject to regulation by ship classification societies and industry associations, which often have independent standards. Worldwide enforcement of environmental laws is on the rise, and national and local laws and regulations may be more stringent than international conventions, as well as industry standards. Violations of these laws, regulations, conventions as implemented by various countries, and other requirements could result in sanctions by regulators, possibly fines, penalties, delays, and detention.

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

Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only, subject to the 2017 amendments described below); the North Sea area including the English Channel (limiting SOx emissions only subject to the 2017 amendments described below); the North American ECA (limiting SOx, nitrogen oxides (“NOx”), and particulate matter emissions); and the U.S. Caribbean ECA (limiting SOx, NOx, and particulates). The IMO adopted in 2017 the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI as well, which took effect in January 2021 for new vessels constructed on or after January 1, 2021 or existing vessels that replace an engine with non-identical engines, or install an additional engine.

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

In addition, certain jurisdictions in which we trade have not adopted all of the MARPOL annexes, and some may have established various national, regional, or local laws and regulations that apply to these areas. As of January 31, 2023, the countries in the Hidrovia Region have adopted and ratified MARPOL with the following exceptions: Paraguay has not adopted any of the MARPOL Annexes and Bolivia has not ratified Annex VI.

Ballast Water

The IMO, as well as jurisdictions worldwide acting outside the scope of the IMO, have implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) entered into force on September 8, 2017. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless, or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. As of January 31, 2023, the BWM Convention had 94 contracting States, representing 92.41% of the world’s gross tonnage. Also, as of that date, Argentina and Brazil are the only Hidrovia Region parties to the BWM Convention.

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

The Bunker Convention entered into force in 2008 and imposes strict liability on shipowners for pollution damage and response costs incurred in contracting States caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain tonnage to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”). As of January 31, 2023, the Bunker Convention had 105 contracting States, representing 95.20% of the gross tonnage of the world’s merchant fleet.

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

The IMO’s initial strategy targeted both reducing gross output and efficiency. In order to reduce emissions and increase shipboard efficiency, the IMO is coordinating ways to measure these approaches. This will be done in two ways. First, the technical aspects and design of vessels will be regulated by the new Energy Efficiency Existing Ships Index (“EEXI”) for existing ships. EEXI regulations exist for an “Attained EEXI” to be calculated for each ship, and a “Required EEXI” for specified ship types. Second, the operational aspect will be done by way of the new Carbon Intensity Indicators (“CII”) index, which categorizes every ship’s operational efficiency based upon Data Collection Service information. Aspects of a vessel’s CII will need to be documented under the existing framework of the Ship Energy Efficiency Management Plan (“SEEMP”). Ships of 5,000 GT and above were required to revise their SEEMP before January 1, 2023.

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

MARPOL Annex VI amendments entered into force on November 1, 2022, and requirements for EEXI and CII certification went into effect on January 1, 2023. The first annual reporting will be completed in 2023, with the first rating given in 2024. A review clause requires the IMO to review the effectiveness of the implementation of the CII and EEXI requirements, by January 1, 2026, at the latest, and, if necessary, develop and adopt further amendments.

MEPC 79 has made progress towards revising the Initial IMO GHG Strategy, working towards adopting a strengthened revised Strategy in mid-2023 at MEPC 80. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet July 3-7, 2023), with a view to adoption. The MEPC 79 session also took further steps to address GHG emissions. In particular, the session adopted amendments to designate the Mediterranean Sea, as a whole, as an Emission Control Area for Sulphur Oxides and Particulate Matter, under MARPOL Annex VI. In such an Emission Control Area, the limit for sulphur in fuel oil used on board ships is 0.10% mass by mass (m/m), while outside these areas the limit is 0.50% m/m. The amendment is expected to enter into force on May 1, 2024, with the new limit taking effect from 1 May 1, 2025. The session also adopted amendments to MARPOL Annex VI to include information on the flashpoint of fuel in the Bunker Delivery Note. The session also discussed on board carbon capture and storage, but the committee deferred the issue to MEPC 80.

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

The IMO has developed and intends to continue developing limits on GHG emissions. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port State levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; and a global emissions trading scheme which would allocate emissions allowances and set an emissions cap, among others. The IMO’s goal is to reduce total annual GHG emissions by at least 50% by 2050 compared to 2008, while at the same time, pursuing efforts towards phasing them out entirely.

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

International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea (HNS)

In the future the HNS Convention 1996 and its Protocol of 2010 might come into force. The HNS is based on the model of the CLC and Fund Conventions but in only one convention and will as well establish a two-tier system for compensation to be paid in the event of accidents at sea, in this case, involving hazardous and noxious substances such as chemicals. But it covers not only pollution damage but also the risks of fire and explosion, including loss of life or personal injury as well as loss of or damage to property.

International convention on Oil Pollution Preparedness, Response and Co-operation (OPRC)

The country party to this convention must establish measures in order to prevent and minimize oil pollution. Furthermore, vessels must have and carry on board oil pollution emergency plan. Ships must report pollution incidents to the Coastguards authorities. The Convention also calls for the establishment of stocks of oil spill combating equipment, establishing oil spill combating exercises and the development of detailed plans for dealing with pollution incidents.

Conventions and Laws Impacting the Countries of the Hidrovia Region

Hidrovia Convention — (RIOCON)

The Hidrovia Region countries are in discussion to standardize all requirements and regulations relating to pollution from vessels. The CIH (Comite Intergubernamental de la Hidrovia) is developing a new convention named RIOCON (an adapted version of MARPOL). Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

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

Separately, the Vina del Mar Agreement on Port State Control is in force in Argentina, Bolivia, Brazil, Colombia, Chile, Cuba, El Salvador, Guatemala, Honduras, Mexico, Panama, Peru, Republica Dominicana, Uruguay and Venezuela. This agreement enables state port authorities to supervise vessels reaching their ports. This agreement establishes a closer collaboration among the maritime authorities in the region to coordinate port state control measures for foreign-flag vessels that visit their ports. The principal objective is the commitment of the maritime authorities in the region to maintaining an effective inspection system to ensure compliance with safety and pollution prevention requirements contained in international conventions.

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

Inspection by Classification Societies

Every ocean-going vessel must be inspected and approved by a classification society in order to be flagged in a specific country, obtain liability insurance and legally operate. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions to which that country is a party. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will often undertake them on application or by official order, acting on behalf of the vessel’s flag administration.

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

Iran Sanctions

There is a divergence in the US and EU/UK position on Iran following the US withdrawal from the Joint Comprehensive Plan of Action.

EU and UK sanctions

EU sanctions on Iran remain in place in relation to the export of arms and military goods listed in the EU Common Military List, military-related goods and items that might be used for internal repression as well as in relation to listed individuals / entities. Full details of these goods can be found in the EU Common Military List and the consolidated EU Council Regulation 267/2012 and EU Council Regulation 359/2011 (each as amended from time to time).Trade with Iran which is caught by the abovementioned sanctions can only be engaged if prior authorization (granted on a case-by-case basis) is obtained from the relevant national authorities within the EU. The remaining restrictions apply to the sale, supply, transfer or export, of specific listed goods directly or indirectly to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved in fixtures involving Iran.

The UK imposes similar sanctions to the EU in circumstances where there has not been a significant shift in the Iran sanctions regime following the UK’s departure from the EU.

U.S. Sanctions

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. persons or U.S. companies and their foreign branches, U.S. citizens, foreign owned or controlled subsidiaries, U.S. permanent residents, persons within the territory of the United States from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and U.S. “secondary” sanctions, which apply to non-U.S. persons.

The current secondary sanctions in place with respect to Iran, are relatively expansive and include but are not limited to: (i) sanctions on the Iranian metals industry, (ii) sanctions on Iran’s shipping and shipbuilding sectors, (iii) sanctions on the Iranian energy industry, which includes the petroleum and petrochemicals industries, and (iv) sanctions on the Iranian construction, mining, manufacturing, and textiles industry. These secondary sanctions prohibit significant transactions involving the sale, supply, or transfer of goods or services used in connection with any of the aforementioned industries and sectors of Iran’s economy. While the aforementioned secondary sanctions have the widest application to the international shipping community, there are numerous other secondary sanctions imposed against Iran.

Russia Sanctions

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the United States and the EU implemented sanctions in 2014 against Crimea and certain Russian individuals and entities. These sanctions which are still in force have been greatly expanded and fortified due to Russia’s invasion of Ukraine in February 2022. The United States, the EU, the UK, and other nations have imposed expanded economic sanctions against certain Russian individuals, entities and business sectors. Among other things, these sanctions suspend the use of SWIFT for certain Russian banks, curtail Russian access to the sanctioning-countries’ credit markets, forbid Russian aircraft from flying over NATO and other airspace, impose wide ranging trade sanctions in respect of certain Russian exports and prohibit the export of many items to Russia and their provision to persons in Russia.

EU Sanctions

Since 2014, the EU has imposed travel bans and asset freezes on certain Russian persons and entities pursuant to which it is prohibited to make available, directly or indirectly, economic resources or assets to or for the benefit of the sanctioned parties. Other entities are subject to sectoral sanctions, which limit the provision of equity financing and loans to the listed entities. Additionally, various restrictions on trade have been implemented, including a prohibition on the import into the EU of goods originating in Crimea or Sevastopol or the provision of goods to Crimea/Sevastopol. This includes certain Russian seaports where restrictions would prevent a vessel from calling at the port.

Since February 2022, the EU has designated a significant number of individuals and entities as subject to an asset freeze. Notably a number of trading companies have sought to distance themselves from the involvement of sanctioned persons and caution must therefore be exercised when dealing with any Russian individual or entity with appropriate due diligence carried out in accordance with company procedures.

In particular, the EU has widened existing trade sanctions in relation to Russia including by (i) restricting exports of dual-use and military , and various other advanced technologies, (ii) various restrictions on financial services (including a ban on certain banks from using the SWIFT system), (iii) prohibitions against any transactions with certain state-owned entities, and (iv) various trade and transport restrictions for both export and import of goods, including in relation to oil and petroleum products, coal, steel/iron, fertilisers, potash and luxury goods. The EU has also extended its restrictions to capture (i) various services, including business management services, accounting, architectural and engineering, and legal advice services, and (ii) trade with newly annexed regions of Ukraine (Donetsk, Kherson, Luhansk and Zaporizhzhia).

Lastly, the E.U. has also recently implemented price cap policies with respect to with respect to Russian-origin crude oil and petroleum products.

US Sanctions

U.S. sanctions against Russia were initially imposed following Russia’s annexation of Crimea in 2014 and have been greatly expanded in the last year following Russia’s full invasion of Ukraine. The current sanctions against Russia include full blocking sanctions, an investment ban/trade embargo with respect to certain commodities, sectoral sanctions aimed at certain sectors of the Russian economy, and sanctions with respect to “Covered Regions” in Ukraine. In addition, the majority of the U.S. sanctions against Russia also authorize the imposition of secondary sanctions against any deemed to have materially assisted any persons or entities sanctioned pursuant to the Russian sanctions program. We also note there is a broad carveout to the U.S. sanctions against Russia for transactions involving agricultural commodities.

Additionally, the U.S. has also designated various sectors of the Russian economy for blocking sanctions pursuant to E.O. 14024, including notably the marine sector. Pursuant to this sector designation, the U.S. has the ability to designate to the SDN list any individual or entity determined to be operating or have operated in the marine sector of the Russian economy.

The U.S. has also imposed in E.O. 14066 a prohibition against the importation of Russian-origin petroleum products into the United States. This prohibition encompasses shipments of Russian-origin commodities such as crude oil, petroleum fuels, petroleum, oils and products of their distillation, coal and coal products, and liquified natural gas. E.O. 14066 also prohibits U.S. persons from financing, approving, facilitating, or guaranteeing a transaction of a foreign person where the transaction by that person would be prohibited under the E.O. if that person were a U.S. person. E.O. 14066 also prohibits new investment by U.S. persons in the Russian energy sector. The United States has also issued Executive Order 14071, a complete prohibition on new investment in Russia by a U.S. person.

On November 22, 2022, the United States Department of the Treasury, announced determinations, pursuant to Executive Order 14071, which prohibit the provision of trading/commodities broker, financing, shipping, insurance, flagging, and customs brokering services as they relate to the maritime transport of crude oil and petroleum products of Russian Federation origin (collectively “Covered Services”). The Treasury Department, in coordination with other G7 states, the European, Union, and Australia, authorized the provision of the foregoing services when the price of Russian-origin crude oil does not exceed a certain price, as determined by the Secretary of the Treasury, effectively creating price caps on Russian-origin crude oil and petroleum products. Effective December 5, 2022, the Secretary of the Treasury and other members of the price cap coalition set the price cap on Russian-origin crude oil at $60 per barrel. Effective February 5, 2023, the Secretary of the Treasury set the price cap on Discount to Russian-origin crude petroleum products at $45 per barrel and the price cap on Premium to Russian-origin crude petroleum products at $100 per barrel. The discount to crude price cap applies to naphtha, residual fuel oil, and waste oils, whereas the premium to crude price cap applies to gasoline, motor fuel blending stock, gasoil and diesel fuel, kerosene and kerosene-type jet fuel, and vacuum gas oil. While these price cap policies are not directed specifically at Navios, they could have some impact on our trade, in particular with respect to obtaining “Covered Services” in the U.S. or by U.S. persons.

UK Sanctions

Since the UK’s departure from the EU it has enacted its own sanctions regime, which although in parts mirrors the approach of the EU, is a distinct sanctions regime. Again from February 2022 further restrictions were imposed targeting Russia and those connected to the invasion of Ukraine. Care should be taken to identify where the regimes differ.

UK restrictions similarly include designation of individuals as subject to an asset freeze and travel ban as well as restrictions in relation to the export, supply, delivery and making available of certain goods. There is also a ban on Russian flagged or owned ships from entering UK ports and lastly, the U.K. has also recently implemented price cap policies with respect to Russian-origin crude oil and petroleum products.

Venezuela Sanctions

EU and UK sanctions

EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 (as amended from time to time)concerning restrictive measures in view of the situation in Venezuela. This includes financial sanctions and restrictions on listed persons and an, arms embargo, and related prohibitions and restrictions including restrictions on items related to internal repression.

The UK imposes similar sanctions to the EU in circumstances where there has not been a significant shift in the Venezuela sanctions regime following the UK’s departure from the EU.

U.S. Sanctions

The U.S. sanctions against Venezuela mainly consist of primary sanctions aimed at U.S. persons and activities within the United States and does not contain broad secondary sanctions aimed at non-U.S. persons such as Navios. However, there are a number of components of the U.S. sanctions against Venezuela that impact the international shipping community as will be discussed below.

First, E.O. 13850 authorizes sanctions against anyone determined to operate in designated sectors of the Venezuela economy. The designated sectors consist of the gold, oil, financial, and security/defense sectors. This E.O. is pertinent because it has been used in the past to sanction vessels and vessel-owning companies engaged in the trade of Venezuelan oil. E.O. 13850 also authorizes sanctions against anyone who is determined to have provided material assistance, goods or services to a SDN who is designated under E.O. 13850.

Second, E.O. 13884 blocked the Government of Venezuela and all entities 50% or more owned by the Government of Venezuela. Under E.O. 13884, unless exempt or authorized by OFAC, the property and interests in property of persons meeting the definition of the “Government of Venezuela” that are in, or come within, the United States or the possession or control of a United States person are blocked. However, while the Government of Venezuela entities are blocked, they are not necessarily also designated to the SDN list. The prohibitions set forth in E.O. 13884 apply to Navios only with respect to voyages involving U.S. persons or activities within the United States.

Other E.U., UK, and U.S. Economic Sanctions Targets

The EU and UK also maintain sanctions against Syria, North Korea, Belarus and certain other countries and against individuals listed by the EU/UK. These restrictions apply to our operations and as such, to the extent that these countries may be involved in any business it is important to carry out checks to ensure compliance with all relevant restrictions and to carry out due diligence checks on counterparties and cargoes.”

The United States maintains comprehensive economic sanctions against various other countries, including Syria, Cuba, and North Korea, as well as sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, the “Sanctions Targets”) and sanctions targeting particular industries (including the potash industry in Belarus). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

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

Insurance for Port Activities

We maintain liability insurance for both our Dry Port Terminals and Liquid Port Terminal which covers costs and expenses arising from loss or damage to property of third parties (including loss or damage to cargo), injury or death of people involved in port activities and fire. We also maintain insurance for loss or damage to the port facilities and handling equipment, business interruption and strikes. Coverage is subject to customary limitations and deductibles.

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

Cargo Insurance

We maintain insurance for loss or damage to liquid cargo (subject to customary limitations and deductibles) that we purchase, transport and store for onwards sale to third parties.

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks, which nonetheless remain uninsured across our business are “loss of hire,” “off-hire,” “strikes” (except for Port Activities where such risk is insured), “defense,” and “credit risk.” We do not insure against these risks because the costs are regarded as disproportionately high relative to the risks and/or such cover is not commercially beneficial or contractually necessary. The loss of hire or strike insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in such policies. Should a vessel on time charter, where the vessel is paid a fixed hire day-by-day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strike insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike-bound at a loading or discharging port, or the crew of the vessel goes on strike, the insurance covers the cost of running the vessel during such periods. The defense cover is intended to pay the cost of defending a member’s position in a dispute related to a contract signed with third parties. For example, if a charter party is signed and for any reason the vessel is placed off hire, the cover pays the fees of lawyers defending the member’s position, but not the amount in dispute.

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

Commitments and Contingencies

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol up to $12.0 million. This guarantee expired on March 1, 2023 and expects to be renewed under similar terms and conditions.

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Energias Renovables del Sur S.A. (“Enresur”) (entities wholly owned by the Company) under their respective direct user agreements with the Nueva Palmira Free Zone, for the amounts of $0.8 million and $0.5 million, respectively.

In September 2020, the Company agreed a settlement regarding a storage and transshipment contract in the Grain Port Terminal for a total amount to be paid to the Company as a result of the settlement of $4.1 million, which will be collected in three equal installments of $1.4 million on June 1, 2021, 2022 and 2023. In June 2021 and 2022, the Company collected the first and second installments. For the year ended December 31, 2020, the Company recognized a gain of $4.1 million which is included under the line “Other operating income” of the Company’s consolidated statement of (loss)/profit.

On April 28, 2022, the Company entered into a five year finance leasing contract for eight liquid barges to be delivered from the fourth quarter of 2022 through the second quarter of 2023. The finance lease contract is payable by 60 consecutive monthly payments of $26 thousand each, commencing with the delivery date of the applicable barge. At expiration, the Company will have the ability to exercise the purchase option of these barges or extend the term of the finance leasing contract. Please refer to Note 20 included elsewhere in this Annual Report.

Seasonality

Certain of our businesses have seasonality aspects, and seasonality affects the results of our operations and revenues, particularly in the first and last quarters of each year. With respect to the Dry Port Terminals operations in Uruguay, the high season is mainly from April to September, linked with the South American harvest and the arrival of barges down the river. The high season for the Barge Business is the period between February and July as a result of the South American harvest and higher river levels. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia Waterway could adversely affect our operations and volumes transported to the extent that water levels are not high enough to accommodate the draft of a heavily laden vessel. In that case, a vessel may be only partially loaded, generating lower revenue under agreements where revenue is based on volume of cargo loaded. Depending on water levels, such vessels could be prevented entirely from loading and navigating. In addition, low water levels create difficult navigation conditions, causing voyages to last longer and to incur increased voyage expenses. Such circumstances reduce the effective available carrying capacity of the vessel for the year. Our Liquid Port Terminal and our Cabotage Business are not significantly affected by seasonality as their operations are primarily linked to refined petroleum products.

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

For additional information on our major shareholders, see “Item 7. Major Shareholders and Related Party Transactions” and “Item 3.D Risk Factors—Risks Relating to Our Organizational Structure—We are a majority-owned subsidiary of Navios Holdings, through which significant controlling stockholders, along with members of our management team, may exert considerable influence over our actions in ways that may not serve the interests of investors.” Navios Logistics was incorporated as a Republic of the Marshall Islands corporation on December 17, 2007. Please read Note 2(c) “Signification Accounting Policies – Basis of Consolidation” for a list of our subsidiaries included in the consolidation as of December 31, 2022.

D. Property, Plant and Equipment

Our only material property is our owned vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

We and our subsidiaries currently lease (or occupy as free zone users, as the case may be), the following premises:

•	Our subsidiary CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which we operate our port and transfer facilities, located at Zona Franca, Nueva Palmira, Uruguay. CNSA has been authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, who on September 27, 1956 approved an agreement, as required by applicable law at the time. On December 4, 1995, CNSA’s rights as a direct user have been renewed in a single free zone user agreement which was subsequently amended on multiple occasions to reflect, among other things, the incorporation of new plots of land. On March 4, 2016, the extension of the agreement has been modified, allowing CNSA to install and operate a transfer station to handle and store goods, including raw manganese, minerals, grains and all types of liquid cargo and to build and operate a plant to receive, prepare and dry grain in the Nueva Palmira Free Zone. As a part of a restructuring process, on November 13, 2018, CNSA has modified its user agreement with the Free Zone of Nueva Palmira, returning to the Free Trade Zone the area in which the facilities of the Grain Port Terminal were located, so that such area was subsequently assigned to Granos, another Navios Logistics’ subsidiary. By the means of the restructuring process, CNSA currently performs all activities related to transshipment and deposit of minerals, whereas Granos performs activities related to the transshipment and deposit of agro-commodities and grains. Under the aforementioned agreement, CNSA has the right of use of approximately 37 acres and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. CNSA has also assumed certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division in case there is a breach of the terms of said agreement, labor laws and social security contributions, and if CNSA commits illegal acts or acts expressly forbidden by the agreement. The agreement entered into between CNSA and the Free Zone expires on March 3, 2046, with a 20-year extension at our option, until 2066.

•	As a consequence of the above-mentioned restructuring process, on November 13, 2018, Granos entered into a user agreement with the Free Zone of Nueva Palmira, having been authorized to operate as a direct free zone user, therefore being allowed to install and operate a transfer station to handle and store goods, including raw manganese, minerals, grains and all types of liquid cargo and to build and operate a plant to receive, prepare and dry grain in the Nueva Palmira Free Zone. By the means of said agreement, Granos currently has the right of use of approximately 46 acres and pays a total fixed annual fee that amounts to $0.2 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. The agreement with the Free Zone expires on March 3, 2046, with a 20-year extension at our option, until 2066.

•	On August 4, 2011, Enresur entered into a direct user agreement with the Free Zone of Nueva Palmira and subsequently, due to the acquisition of Enresur by Navios Logistics, such agreement has been revised by an amendment entered into with the Free Zone in July 22, 2016. Therefore, Enresur obtained an authorization to operate as a free zone user, being allowed to build, install and operate a system of handling, storage and treatment of materials in general and raw materials, including raw manganese, minerals, grains and all types of liquid cargo. As a consequence of the agreement, Enresur currently has the right of use of 27 acres and 9556 square meters and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $0.25 per ton transshipped. The agreement expires on July 22, 2046, with a 20-year extension at our option, until 2066.

•	On December 29, 2008, Edolmix S.A. entered into a direct user agreement with the Free Zone of Nueva Palmira and, due to the acquisition of Edolmix by Navios Logistics in December 2014, such agreement has been revised by an amendment entered into with the Free Zone in July 22, 2016. Therefore, Edolmix has obtained an authorization to operate as a free zone user, being allowed to install and operate warehouses, silos, industrial facilities for the storage and handling of materials in general and raw materials, including raw manganese, minerals, grains and liquid cargo, containers and pallets; having being also authorized to install and operate a barge dock and a port terminal. As a consequence of the agreement, Edolmix currently has the right of use of 34.5 acres and 3,546 square meters and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. The agreement expires on July 22, 2046, with a 20-year extension at our option until 2066.

•	Granos also leases approximately 204 square meters of office space at 2141 Paraguay, Montevideo, Uruguay, pursuant to a lease agreement that expires in November 2026.

•	Our subsidiary Compania Naviera Horamar S.A. leases approximately 409 square meters at 429 Cepeda Street, San Nicolas, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 30, 2023.

•	Compania Naviera Horamar S.A. leases approximately 277 square meters of a warehouse located at 874 California St., Buenos Aires, Argentina. The lease agreement expires on August 31, 2024. Compania Naviera Horamar S.A. also leases an apartment for the use of one of its employees located at 206 Nicasio Orono, Rosario, Argentina. The lease agreement expires on October 31, 2023.

•	Merco Par S.A.C.I. leases approximately 655 square meters of office space at Avenida Aviadores del Chaco No 1.669 corner San Martín, Asuncion, Paraguay, pursuant to a lease agreement that expires in October 2023.

•	Our subsidiary CNSA owns office premises in Montevideo, Uruguay. This space is approximately 112 square meters and is located at Juan Carlos Gomez 1445, Oficina 701, Montevideo 1100, Uruguay.

•	Our subsidiary Petrolera San Antonio S.A. owns the premises from which it operates in Avenida San Antonio, Paraguay. This space is approximately 146,744 square meters and is located between Avenida San Antonio and Virgen de Caacupe, San Antonio, Paraguay.

•	Our subsidiary Compania Naviera Horamar S.A. owns two storehouses located at 880 Calle California, Ciudad Autonoma de Buenos Aires, Argentina and at 791/795 Calle General Daniel Cerri, Ciudad Autonoma de Buenos Aires, Argentina of approximately 259 and 825 square meters, respectively. Compania Naviera Horamar S.A. also owns approximately 1,139 square meters of office space located in 846 Avenida Santa Fe, Ciudad Autonoma de Buenos Aires, Argentina.

•	Our subsidiary Petrovia Internacional S.A. owns three plots of land in Nueva Palmira, Uruguay, two of approximately 29 acres each and one of 23 acres.

•	Our subsidiary Hidronave South American Logistics leases an office space at 688, 15 De Novembro Street, Corumba, Brazil, pursuant to a lease agreement that expired in May 2020 and was automatically renewed for an additional three years, extending the term until May 2023, according to the terms set forth in the lease agreement.

•	Our subsidiary Docas, in 2018, acquired a plot of land in Porto Murtinho, Brazil of approximately 3.5 hectares and it is located on the shoreline of the Paraguay River. On September 10, 2019 Docas has also acquired a new plot and on June 4, 2020 Docas has acquired from AABB Banco do Brasil an additional plot of land totaling 3.2 hectares for 2019 and 2020. On March 24, 2021, Docas acquired a plot of land of approximately 2.3 hectares.

•	Companía Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito. As per an amendment to the lease agreement dated June 30, 2021, the lease expires on June 30, 2023.

•	Companía Naviera Horamar S.A. leases approximately 1,370 square meters of an office space at Av. Juana Manso 205, Buenos Aires, Argentina and 25 parking spaces, pursuant to a lease agreement that was renewed on June 13, 2021 for a period of 3 years (until June 2024).

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following is a discussion of our financial condition and results of operations as of and for each of the years ended December 31 2022, 2021 and 2020. All of these financial statements have been prepared in accordance with IFRS. We intend for this section to be read together with the with the Audited Consolidated Financial Statements and the accompanying notes as of December 31, 2022 and 2021 and for each of the fiscal years ended December 31, 2022, 2021 and 2020, which are included elsewhere in this Annual Report on Form 20-F.

This report contains “forward-looking statements.” These forward-looking statements are based on Navios Logistics’ current expectations and observations. See “Forward-Looking Statements and Risk Factor Summary” and “Item 3.D Risk Factors” in this report for the factors that, in Navios Logistics’ view, could cause actual results to differ materially from the forward-looking statements contained in this report.

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. We believe we are one of the largest infrastructure and logistics companies in the Hidrovia river system, the main navigable river system in the region, and on the cabotage trades along the southeastern coast of South America. We serve our customers in the Hidrovia region through our three existing port storage and transfer facilities, our Grain Port Terminal, which supports agricultural and forest-related exports located in Uruguay, our Iron Ore Port Terminal, which supports mineral-related exports both located in Uruguay and our Liquid Port Terminal, with tank storage for refined petroleum products in San Antonio, Paraguay. We complement our Port Terminal Business with a diverse fleet of 301 barges and pushboats that operate in our Barge Business and seven vessels, including five tankers, one bunker vessel and one river and estuary product tanker, which operate in our Cabotage Business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones, liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or “LPG”).

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

Fleet

Our current core fleet consists of a total of 308 owned vessels, barges and pushboats.

See “Item 4.B. Business Overview” for details on our current core fleet.

A. Operating Results

Overview

Our results of operations are affected by certain factors, including our ability to renew contracts on our fleet and ports on the expiration of current contracts which depends on economic conditions in the sectors we operate and changes in the supply and demand for vessels, barges and pushboats and for the transportation and storage of commodities. Other factors that affect our operating results include the construction or completion of the expansion of our Port Terminal Business, fluctuations in exchange rates, the impact of inflation and fuel price increases, public health or safety concerns and governmental regulations and restrictions and the seasonality and weather impacts of the industries in which we operate. For further discussion on factors affecting our results of operations, see also “Item 3.D Risk Factors” included elsewhere in this Annual Report. For information regarding governmental, economic, fiscal, monetary or political policies that could materially affect our operations, see “Item 3.D Risk Factors — Risks Relating to Argentina”, “Risks Relating to Uruguayan Free Zone Regulation” and “Other Risks Relating to the Countries in which We Operate.”

The following table sets forth the selected other operating data for our business:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	(Expressed in thousands of U.S. dollars, except other operating data)
Other Operating Data
Grain Port Terminal-tons of cargo moved	3,712,325	2,699,670	2,603,194
Iron Ore Port Terminal-tons of cargo moved	1,518,177	680,771	1,225,725
Liquid Port Terminal-cubic meters of stored liquid cargos	768,063	549,123	396,169
Liquid Port Terminal-cubic meters of sales of products	5,395	26,103	30,137
Barge Business-cubic meters of liquid cargos	732,738	596,975	365,049
Barge Business-dry cargo tons	917,639	1,298,624	1,513,768
Cabotage Business-cubic meters of liquid cargos	1,919,580	1,676,715	1,865,184
Cabotage Business-available days	2,795	2,909	2,863
Cabotage Business-operating day	2,265	1,835	2,443
Revenues per Segment
Port Terminal Business	$118,479	$104,545	$102,683
Grain Port Terminal	$42,371	$30,382	$27,000
Iron Ore Port Terminal	$63,915	$54,653	$53,805
Liquid Port Terminal	$7,010	$5,734	$4,606
Sales of products-Liquid Port Terminal	$5,183	$13,776	$17,272
Barge Business	$83,483	$83,154	$67,086
Cabotage Business	$52,192	$34,909	$45,254

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

Contract Rates

The shipping and logistics industry has been highly volatile. In order to maximize the utilization of our fleet and storage capacity, we must be able to renew the contracts that utilize our fleet and ports upon the expiration or termination of current contracts. This ability mainly depends upon economic conditions in the sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats and changes in the supply and demand for the transportation and storage of commodities.

Weather Conditions

As we specialize in the transport and storage of liquid cargoes, as well as the transport of dry bulk cargoes along the Hidrovia Waterway, any changes adversely affecting the region, such as low water levels, could reduce or limit our ability to effectively transport cargo.

Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products Navios Logistics transports, stores, and transships and this could result in a reduction in demand for our port and transportation services. These weather conditions can also result in water levels in the Parana and Paraguay Rivers, which can also adversely affect our Barge Business. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk for a discussion of Foreign Currency Transactions, Inflation and Fuel Price Increases.”

Seasonality

Certain of our businesses have seasonality aspects, and seasonality affects the results of our operations and revenues, particularly in the first and last quarters of each year. With respect to the Dry Port Terminals operations in Uruguay, the high season is mainly from April to September, linked with the South American harvest and the arrival of barges down the river. The high season for the Barge Business is the period between February and July as a result of the South American harvest and higher river levels. During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia Waterway could adversely affect our operations and volumes transported to the extent that water levels are not high enough to accommodate the draft of a heavily laden vessel. In that case, a vessel may be only partially loaded, generating lower revenue under agreements where revenue is based on volume of cargo loaded. Depending on water levels, such vessels could be prevented entirely from loading and navigating. In addition, low water levels create difficult navigation conditions, causing voyages to last longer and to incur increased voyage expenses. Such circumstances reduce the effective available carrying capacity of the vessel for the year. Our Liquid Port Terminal and our Cabotage Business are not significantly affected by seasonality as the operations of the Liquid Port Terminal and Cabotage Business are primarily linked to refined petroleum products, and not really affected by water levels.

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

Statement of (Loss)/Profit Breakdown by Segment

We report our operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business segment includes the operating results of our Dry Port Terminals and Liquid Port Terminal operations. Our Dry Port Terminals are comprised of two port terminals, our Grain Port Terminal, which supports agricultural and forest-related exports and our Iron Ore Port Terminal, which supports mineral-related exports, each of which are located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers. Our Liquid Port Terminal is an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. This port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. For further historical segment information, please see our audited consolidated financial statements included elsewhere in this Annual Report.

Financial Highlights

For the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

The following table presents consolidated revenue and expense information for the years ended December 31, 2022 and 2021 and was derived from our 2022 audited consolidated financial statements.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenue	$254,154	$222,608
Cost of sales	(179,323)	(183,283)
Gross profit	$74,831	$39,325
Administrative expenses	(17,589)	(14,569)
Other operating income	1,075	1,465
Other operating expenses	(5,272)	(4,759)
Allowance for expected credit losses on financial assets	(320)	(391)
Operating profit	$52,725	$21,071
Finance income	598	4,627
Finance costs	(62,065)	(65,236)
Foreign exchange differences, net and other financial results	2,658	2,637
Loss from mark to market and disposal of financial asset	—	(24,149)
Loss before tax	$(6,084)	$(61,050)
Income tax benefit/(expense)	1,642	(5,329)
Loss for the year	$(4,442)	$(66,379)

Revenue

The following table presents our revenues for the years ended December 31, 2022 and 2021:

	For the year ended December 31, 2022				For the year ended December 31, 2021
	Port Terminal Business	Cabotage Business	Barge Business	Total	Port Terminal Business	Cabotage Business	Barge Business	Total
Time chartering revenues	$—	$51,296	$7,824	$59,120	$—	$32,733	$8,713	$41,446
CoA/Voyage revenues	—	1,935	75,863	77,798	—	2,804	74,681	77,485
Port terminal revenues	113,296	—	—	113,296	90,769	—	—	90,769
Turnover tax	—	(1,039)	(204)	(1,243)	—	(628)	(240)	(868)
Time charter, voyage and port terminal revenues	$113,296	$52,192	$83,483	$248,971	$90,769	$34,909	$83,154	$208,832
Sale of Products-Liquid Port Terminal	$5,183	—	—	$5,183	$13,776	—	—	$13,776
Total Revenue	$118,479	$52,192	$83,483	$254,154	$104,545	$34,909	$83,154	$222,608

Time charter, voyage and port terminal revenues: For the year ended December 31, 2022, time charter, voyage and port terminal revenues increased by $40.1 million or 19.2% to $249.0 million, as compared to $208.8 million for same period in 2021. Time charter, voyage and port terminal revenues from the Port Terminal Business increased by $22.5 million or 24.8% to $113.3 million for the year ended December 31, 2022, as compared to $90.8 million for the same period in 2021. The increase was attributable to higher volumes transshipped in the Grain Port Terminal mainly as a result of increased Uruguayan soybean production and exports, and higher tariffs and volumes transshipped at the Iron Ore Port Terminal. Time charter, voyage and port terminal revenues from the Cabotage Business increased by $17.3 million or 49.5% to $52.2 million for the year ended December 31, 2022, as compared to $34.9 million for the same period in 2021, mainly due to the improvement in market rates as compared to the year ended December 31, 2021. Time charter, voyage and port terminal revenues from the Barge Business increased by $0.3 million or 0.4% to $83.5 million for the year ended December 31, 2022, as compared to $83.2 million for the same period in 2021.

Sales of Products—Liquid Port Terminal: For the year ended December 31, 2022, sales of products decreased by $8.6 million or 62.4% to $5.2 million, as compared to $13.8 million for the same period in 2021. This decrease was mainly attributable to the decrease in the Paraguayan liquid port terminal’s volumes of products sold.

Cost of Sales

The following table presents our costs of sales for the years ended December 31, 2022 and 2021:

	For the year ended December 31, 2022				For the year ended December 31, 2021
	Port Terminal Business	Cabotage Business	Barge Business	Total	Port Terminal Business	Cabotage Business	Barge Business	Total
Time charter, voyage and port terminal expenses	$21,341	$1,883	$40,083	$63,307	$18,112	$3,078	$33,920	$55,110
Direct vessel expenses	—	37,667	34,371	72,038	—	27,323	33,152	60,475
Cost of products sold-Liquid Port Terminal	4,794	—	—	4,794	13,345	—	—	13,345
Depreciation and amortization	8,857	5,388	21,744	35,989	8,696	5,496	20,765	34,957
Impairment losses	—	778	2,417	3,195	—	19,396	—	19,396
Total cost of sales	$34,992	$45,716	$98,615	$179,323	$40,153	$55,293	$87,837	$183,283

Time charter, voyage and port terminal expenses: Time charter, voyage and port terminal expenses increased by $8.2 million or 14.9% to $63.3 million for the year ended December 31, 2022, as compared to $55.1 million for the same period in 2021. Time charter and voyage expenses of the Barge Business increased by $6.2 million, or 18.2%, to $40.1 million for year ended December 31, 2022, as compared to $33.9 million for the same period during 2021, mainly due to higher fuel prices and increase in bunker consumption and other voyage expenses. Port terminal expenses increased by $3.2 million or 17.8% to $21.3 million for the year ended December 31, 2022, as compared to $18.1 million for the same period in 2021, mainly due to higher volumes transshipped in the Grain Port Terminal and the Iron Ore Port Terminal. The overall increase was partially mitigated by a $1.2 million, or 38.8%, decrease in time charter and voyage expenses of the Cabotage Business to $1.9 million for the year ended December 31, 2022, as compared to $3.1 million for the same period during 2021, mainly due to fewer spot trips performed during the period.

Direct vessel expenses: Direct vessel expenses increased by $11.6 million or 19.1% to $72.0 million for the year ended December 31, 2022, as compared to $60.5 million for the same period in 2021. The increase was mainly due to $10.3 million or 37.9% increase of such expenses in the Cabotage Business to $37.7 million for the year ended December 31, 2022, as compared to $27.3 million for the same period in 2021, mainly due to increased crew payroll and related costs. Direct vessel expenses of the Barge Business increased by $1.2 million or 3.7% to $34.4 million for the year ended December 31, 2022, as compared to $33.2 million for the same period in 2021. Direct vessel expenses include crew costs, victualling costs, dockage expenses, lubricants, stores, insurance, maintenance and repairs.

Cost of products sold-Liquid Port Terminal: For the year ended December 31, 2022, cost of products sold decreased by $8.6 million or 64.1% to $4.8 million, as compared to $13.3 million for the same period in 2021. This decrease was mainly attributable to the decrease in the Paraguayan liquid port terminal’s volumes of products sold.

Depreciation and amortization: Depreciation and amortization increased by $1.0 million or 3.0% to $36.0 million for the year ended December 31, 2022, as compared to $35.0 million for the same period in 2021. Depreciation and amortization in the Barge Business increased by $1.0 million or 4.7% to $21.7 million for the year ended December 31, 2022, as compared to $20.8 million for the same period in 2021, mainly due to the delivery of the three pushboats and 18 tank barges acquired in the first quarter of 2021 (the “2020 Fleet”). Depreciation and amortization in the Port Terminal Business increased by $0.2 million or 1.9% to $8.9 million for the year ended December 31, 2022, as compared to $8.7 million for the same period in 2021. Depreciation and amortization in the Cabotage Business decreased by $0.1 million or 2.0% to $5.4 million for the year ended December 31, 2022, as compared to $5.5 million for the same period in 2021.

Impairment losses: Impairment loss incurred for the year ended December 31, 2022 was $3.2 million, as compared to $19.4 million for the same period during 2021. During the year ended December 31, 2022, impairment losses was due to (i) $0.8 million incurred in the Cabotage Business resulting from the sale of one tanker vessel; and (ii) $2.4 million incurred in the Barge Business in relation to certain barges. During the year ended December 31, 2021, the Company recorded impairment losses of $19.4 million on two of its vessels operating in the Cabotage Business. See “—Critical Accounting Policies—Impairment of Non-Financial Assets” and Note 10 “Tangible fixed assets and assets under construction” to our Audited Consolidated Financial Statements included elsewhere in this Annual Report.

Administrative Expenses

Administrative expenses increased by $3.0 million or 20.7% to $17.6 million for the year ended December 31, 2022, as compared to $14.6 million for the same period in 2021. This increase was due mainly to an increase in professional fees, payroll and travel expenses. Certain of our administrative expenses are directly charged to their respective segments, while others are allocated proportionally based on headcount.

Other Operating Income

Other operating income decreased by $0.4 million or 26.6% to $1.1 million for the year ended December 31, 2022, as compared to $1.5 million for the same period in 2021. Other operating income in the Port Terminal Business decreased by $0.6 million or 83.8% to $0.1 million for the year ended December 31, 2022, as compared to $0.8 million for the same period in 2021, mainly due to an insurance claim settlement during the year ended December 31, 2021. Other operating income in the Cabotage Business increased by $0.2 million to $0.2 million for the year ended December 31, 2022, as compared to nil for the same period during 2022. Other operating income in the Barge Business remained stable at $0.7 million for each of the years ended December 31, 2022 and 2021.

Other Operating Expenses

Other operating expenses increased by $0.5 million or 10.8% to $5.3 million for the year ended December 31, 2022, as compared to $4.8 million for the same period in 2021. Other operating expenses in the Cabotage Business increased by $0.8 million or 54.3% to $2.2 million for the year ended December 31, 2022 as compared to $1.4 million for the same period in 2021. This increase was mainly due to increased taxes other than income taxes derived from an increase in time chartering revenues in the Cabotage Business during the same period. Other operating expenses in the Barge Business decreased by $0.2 million or 7.3% to $3.1 million for the year ended December 31, 2022, as compared to $3.4 million for the same period in 2021. Other operating expenses in the Port Terminal Business was nil for each of the years ended December 31, 2022 and December 31, 2021.

Allowance for Expected Credit Losses on Financial Assets

Allowance for expected credit losses on financial assets decreased by $0.1 million or 18.2% to $0.3 million for the year ended December 31, 2022, as compared to $0.4 million for the same period in 2021.

Operating Profit/(Loss)

Operating profit increased by $31.7 million or 150.2% to $52.7 million for the year ended December 31, 2022, as compared to $21.1 million for the same period in 2021. Operating profit in the Cabotage Business increased by $25.8 million or 107.4% to $1.8 million for the year ended December 31, 2022, as compared to $24.0 million operating loss for the same period in 2021. The increase in operating profit was mainly attributable to (i) an increase in revenue, (ii) a decrease in impairment loss, (iii) a decrease in time charter and voyage expenses, (iv) a decrease in depreciation and amortization, and (v) an increase in other operating income, partially mitigated by (i) an increase in direct vessel expenses, (ii) an increase in other operating expenses and (iii) an increase in administrative expenses. Operating profit in the Port Terminal Business increased by $17.7 million or 28.6% to $79.3 million for the year ended December 31, 2022, as compared to $61.6 million for the same period in 2021. The increase in operating profit was mainly attributable to increased revenue, partially mitigated by (i) an increase in port terminal expenses, (ii) an increase in administrative expenses, (iii) a decrease in other operating income, and (iv) an increase in depreciation and amortization. Operating loss in the Barge Business increased by $11.8 million or 71.5% to $28.3 million for the year ended December 31, 2022 as compared to $16.5 million for the same period in 2021. The increase in operating loss was mainly attributable to (i) an increase in time charter and voyage expenses, (ii) impairment loss incurred during the current period presented, (iii) an increase in administrative expense, (iv) an increase in direct vessel expenses and (v) an increase in depreciation and amortization, partially mitigated by (i) an increase in revenue, (ii) a decrease in other operating expense and (iii) a decrease in allowance for expected credit losses on financial assets.

Finance Income

Finance income decreased by $4.0 million or 87.1% to $0.6 million for the year ended December 31, 2022, as compared to $4.6 million for the same period in 2021. The overall decrease was mainly attributable to the repayment in full of the Navios Holdings Loan Agreement on July 30, 2021 (Refer to Note 21 included elsewhere in this Annual Report). Finance income is allocated to our business segments pro rata to the book value of our tangible assets. For further information on finance income, refer to Note 7 and Note 21 included elsewhere in this Annual Report.

Finance Costs

Finance cost decreased by $3.2 million or 4.9% to $62.1 million for the year ended December 31, 2022, as compared to $65.2 million for the same period in 2021. This overall decrease was mainly attributable to a decrease in other finance costs. Please refer to Note 7 included elsewhere in this Annual Report. The annualized weighted average interest rates of the Company’s total borrowings were 10.15% and 9.96% for the years ended December 31, 2022 and 2021, respectively. Finance costs for the 2025 Notes are allocated into our segments pro rata to the book value of our tangible assets.

Foreign Exchange Differences, net and Other Financial Results

Gain from foreign exchange differences and other financial results increased by less than $0.1 million to $2.7 million for the year ended December 31, 2022 as compared to $2.6 million for the same period in 2021. Gain from foreign exchange differences and other financial results in the Barge Business increased by $0.6 million to $3.7 million for the year ended December 31, 2022, as compared to $3.0 million for the same period in 2021. Loss from foreign exchange differences and other financial results in the Port Terminal Business increased by $0.3 million to $0.4 million for the year ended December 31, 2022, as compared to $0.1 million for the same period in 2021. Loss from foreign exchange differences and other financial results in the Cabotage Business increased by $0.3 million to $0.6 million for the year ended December 31, 2022, as compared to $0.3 million for the same period in 2021. The overall gain was mainly attributable to the favorable impact of the fluctuation of the U.S. dollar exchange rate against the local currencies in the different countries where we conducted our operations.

Loss from Mark to Market and Disposal of Financial Asset

No loss from mark to market and disposal of financial asset was recorded for the same period in 2022. Following the repayment of the Navios Holdings Loan Agreement (as defined herein) and the sale of the Shares (as defined herein), a loss of $24.1 million was recognized in the statement of (loss)/profit under “Loss from mark to market and disposal of financial asset” for the year ended December 31, 2021. Loss from mark to market and disposal of financial asset has been allocated into our segments pro rata to the book value of our tangible assets.

Income Tax Benefit/(Expense)

Income tax benefit increased by $7.0 million or 130.9% to $1.6 million benefit for the year ended December 31, 2022, as compared to $5.3 million income tax expense for the same period in 2021. Income tax benefit from the Barge Business increased by $4.4 million or 129.1% to $1.0 million benefit for the year ended December 31, 2022, as compared to $3.4 million income tax expense for the same period in 2021. Income tax benefit from the Cabotage Business increased by $2.6 million or 134.0% to $0.7 million benefit for the year ended December 31, 2022, as compared to $1.9 million income tax expense for the same period in 2021. The overall increase was mainly attributable to an income tax benefit on the Argentinian operations.

(Loss)/profit for the Year

Loss for the year decreased by $61.9 million or 93.3% to $4.4 million for the year ended December 31, 2022, as compared to $66.4 million for the same period in 2021. Profit for the year in the Port Terminal Business increased by $23.8 million or 78.1% to $54.2 million for the year ended December 31, 2022, as compared to $30.4 million for the same period in 2021. The increase was mainly attributable to (i) an increase in operating profit and (ii) decreased loss from mark to market and disposal of financial asset, incurred in the prior period, partially mitigated by (i) a decrease in finance income, (ii) an increase in finance costs and (iii) an increase in loss from foreign exchange differences, net and other financial results. Loss for the year in the Cabotage Business decreased by $35.4 million or 81.7% to $7.9 million for the year ended December 31, 2022, as compared to $43.3 million for the same period in 2021. The decrease was mainly attributable to (i) an increase in operating profit, (ii) a decrease in loss from mark to market and disposal of financial asset, incurred in the prior period, (iii) a decrease in finance costs, and (iv) an increase in income tax benefit, partially mitigated by (i) a decrease in finance income and (ii) an increase in loss from foreign exchange differences, net and other financial results. Loss for the year in the Barge Business decreased by $2.7 million or 5.1% to $50.7 million for the year ended December 31, 2022 as compared to $53.5 million for the same period in 2021. The decrease was mainly attributable to (i) an increase in income tax benefit, (ii) decreased loss from mark to market and disposal of financial asset, incurred in the prior period, (iii) a decrease in finance costs, and (iv) an increase in gain from foreign exchange differences, net and other financial results, partially mitigated by (i) an increase in operating loss and (ii) a decrease in finance income.

For the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

The following table presents consolidated revenue and expense information for the years ended December 31, 2021 and 2020 and was derived from our 2021 audited consolidated financial statements.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenue	$222,608	$215,023
Cost of sales	(183,283)	(143,722)
Gross profit	$39,325	$71,301
Administrative expenses	(14,569)	(13,522)
Other operating income	1,465	5,121
Other operating expenses	(4,759)	(5,002)
Allowance for expected credit losses on financial assets	(391)	(541)
Operating profit	$21,071	$57,357
Finance income	4,627	8,647
Finance costs	(65,236)	(48,928)
Foreign exchange differences, net	2,637	574
Loss on debt extinguishment	—	(4,157)
Loss from mark to market and disposal of financial asset	(24,149)	—
(Loss)/profit before tax	$(61,050)	$13,493
Income tax expense	(5,329)	(1,824)
(Loss)/profit for the year	$(66,379)	$11,669

Revenue

The following table presents our revenues for the years ended December 31, 2021 and 2020:

	For the year ended December 31, 2021				For the year ended December 31, 2020
	Port Terminal Business	Cabotage Business	Barge Business	Total	Port Terminal Business	Cabotage Business	Barge Business	Total
Time chartering revenues	$—	$32,733	$8,713	$41,446	$—	$43,363	$16,229	$59,592
CoA/Voyage revenues	—	2,804	74,681	77,485	—	2,721	50,928	53,649
Port terminal revenues	90,769	—	—	90,769	85,411	—	—	85,411
Turnover tax	—	(628)	(240)	(868)	—	(830)	(71)	(901)
Time charter, voyage and port terminal revenues	$90,769	$34,909	$83,154	$208,832	$85,411	$45,254	$67,086	$197,751
Sale of Products-Liquid Port Terminal	$13,776	—	—	$13,776	$17,272	—	—	$17,272
Total Revenue	$104,545	$34,909	$83,154	$222,608	$102,683	$45,254	$67,086	$215,023

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

Cost of Sales

The following table presents our costs of sales for the years ended December 31, 2021 and 2020:

	For the year ended December 31, 2021				For the year ended December 31, 2020
	Port Terminal Business	Cabotage Business	Barge Business	Total	Port Terminal Business	Cabotage Business	Barge Business	Total
Time charter, voyage and port terminal expenses	$18,112	$3,078	$33,920	$55,110	$17,559	$2,378	$26,375	$46,312
Direct vessel expenses	—	27,323	33,152	60,475	—	24,098	24,650	48,748
Cost of products sold-Liquid Port Terminal	13,345	—	—	13,345	16,129	—	—	16,129
Depreciation and amortization	8,696	5,496	20,765	34,957	8,321	5,738	18,474	32,533
Impairment losses	—	19,396	—	19,396	—	—	—	—
Total cost of sales	$40,153	$55,293	$87,837	$183,283	$42,009	$32,214	$69,499	$143,722

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

Impairment losses: Impairment losses increased by $19.4 million to $19.4 million for the year ended December 31, 2021, as compared to nil for the same period in 2020. The increase was attributable to impairment losses on two of our vessels operating in the Cabotage Business during the year ended December 31, 2021. See “—Critical Accounting Policies—Impairment of Non-Financial Assets” and Note 10 to our Audited Consolidated Financial Statements included elsewhere in this Annual Report.

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

Finance Income

Finance income decreased by $4.0 million or 46.5% to $4.6 million for the year ended December 31, 2021, as compared to $8.6 million for the same period in 2020. Finance income in the Barge Business decreased by $1.6 million to $1.9 million for the year ended December 31, 2021, as compared to $3.5 million for the same period in 2020. Finance income in the Port Terminal Business decreased by $1.5 million to $1.8 million for the year ended December 31, 2021, as compared to $3.3 million for the same period in 2020. Finance income in the Cabotage Business decreased by $0.8 million to $1.0 million for the year ended December 31, 2021, as compared to $1.8 million for the same period in 2020. The overall decrease was mainly due to the repayment in full of the Navios Holdings Loan Agreement on July 30, 2021 (as defined herein). Finance income is allocated into our segments pro rata to the book value of our tangible assets.

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

Loss on Debt Extinguishment

Loss on debt extinguishment decreased by $4.2 million to nil for the year ended December 31, 2021, as compared to $4.2 million for the same period in 2020. On July 8, 2020, the Co-Issuers issued $500.0 million of the 2025 Notes, at a fixed rate of 10.75%. The net proceeds from the offering of the 2025 Notes were used to satisfy and discharge the indenture governing the 2022 Notes, to repay all amounts outstanding under the Term Loan B Facility and to pay certain fees and expenses related to the offering, with the balance to be used for general corporate purposes (see Note 18 to our audited consolidation financial statements included elsewhere in this Annual Report). The effect of this transaction was the recognition of a loss of $4.2 million for the year ended December 31, 2020, relating to the accelerated amortization of unamortized deferred finance costs. Loss on debt extinguishment has been allocated into our segments pro rata to the book value of our tangible assets.

Loss from mark to market and disposal of financial asset

Following the repayment of the Navios Holdings Loan Agreement (as defined herein) and the sale of the Shares (as defined herein), a loss of $24.1 million was recognized in the statement of (loss)/profit under “Loss from mark to market and disposal of financial asset” for the year ended December 31, 2021. No loss from mark to market and disposal of financial asset was recorded for the same period in 2020. Loss from mark to market and disposal of financial asset has been allocated into our segments pro rata to the book value of our tangible assets.

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

EBITDA and Adjusted EBITDA Reconciliation to (Loss)/Profit

EBITDA represents (loss)/profit before finance income, finance costs, depreciation and amortization and income taxes. Adjusted EBITDA represents EBITDA before impairment losses, loss on debt extinguishment and loss from mark to market and disposal of financial asset. EBITDA and Adjusted EBITDA are presented because they are used by certain investors to measure a company’s operating performance. EBITDA and Adjusted EBITDA are “non-IFRS financial measures” and should not be considered substitutes for profit, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with IFRS or as a measure of profitability or liquidity. While EBITDA and Adjusted EBITDA are frequently used as a measure of operating performance, the definitions of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; (ii) EBITDA and Adjusted EBITDA do not reflect the amounts necessary to service interest on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of our performance.

Year Ended December 31, 2022

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Profit/(Loss) for the year	$54,209	$(7,918)	$(50,733)	$(4,442)
Finance income	(235)	(97)	(266)	(598)
Finance costs	24,946	9,814	27,305	62,065
Depreciation and amortization	8,900	5,388	22,493	36,781
Income tax benefit	—	(657)	(985)	(1,642)
EBITDA	$87,820	$6,530	$(2,186)	$92,164
Impairment losses	—	778	2,417	3,195
Adjusted EBITDA	$87,820	$7,308	$231	$95,359

Year Ended December 31, 2021

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Profit/(Loss) for the year	$30,442	$(43,340)	$(53,481)	$(66,379)
Finance income	(1,780)	(957)	(1,890)	(4,627)
Finance costs	23,647	12,995	28,594	65,236
Depreciation and amortization	8,736	5,496	21,843	36,075
Income tax expense	—	1,933	3,396	5,329
EBITDA	$61,045	$(23,873)	$(1,538)	$35,634
Loss from mark to market and disposal of financial asset	9,276	4,987	9,886	24,149
Impairment losses	—	19,396	—	19,396
Adjusted EBITDA	$70,321	$510	$8,348	$79,179

Year Ended December 31, 2020

(Expressed in thousands of U.S. dollars)	Port Terminal Business	Cabotage Business	Barge Business	Total
Profit/(Loss) for the year	$43,146	$18	$(31,495)	$11,669
Finance income	(3,298)	(1,807)	(3,542)	(8,647)
Finance costs	19,976	8,049	20,903	48,928
Depreciation and amortization	8,360	5,738	19,776	33,874
Income tax expense/(income)	—	2,050	(226)	1,824
EBITDA	$68,184	$14,048	$5,416	$87,648
Loss on debt extinguishment	1,586	869	1,702	4,157
Adjusted EBITDA	$69,770	$14,917	$7,118	$91,805

Financial Condition

The following table presents consolidated statements of financial position as of December 31, 2022 and 2021 and was derived from our 2022 audited consolidated financial statements.

	December 31, 2022	December 31, 2021
ASSETS
Non-current assets
Tangible assets	$511,286	$537,128
Assets under construction	3,311	713
Intangible assets	150,289	153,062
Right-of-use assets	10,848	8,003
Deferred tax assets	1,010	82
Other assets	1,189	2,873
Total non-current assets	$677,933	$701,861
Current Assets
Inventories	10,468	8,611
Trade receivables	45,962	44,026
Contract assets	532	418
Prepayments and other assets	8,126	6,176
Deferred tax assets	390	—
Cash and cash equivalents	49,864	32,580
Restricted cash	300	—
Total current assets	$115,642	$91,811
Total Assets	$793,575	$793,672

EQUITY and LIABILITIES
Equity
Issued capital	20	20
Share premium	233,441	233,441
Accumulated deficit	(85,795)	(81,353)
Total equity	$147,666	$152,108

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	523,751	516,374
Contract liabilities	1,313	—
Promissory Note (related party)	—	10,000
Finance lease liabilities	10,084	7,656
Provisions	733	561
Deferred tax liabilities	9,962	10,495
Income tax payable	9	34
Other non-current liabilities	392	575
Total non-current liabilities	$546,244	$545,695
Current liabilities
Trade and other payables	61,344	62,325
Contract liabilities	3,100	1,473
Interest-bearing loans and borrowings	23,544	25,976
Promissory Note (related party)	10,000	5,000
Finance lease liabilities	1,677	1,095
Total current liabilities	$99,665	$95,869
Total liabilities	$645,909	$641,564
Total equity and liabilities	$793,575	$793,672

For the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Assets

Total assets decreased by $0.1 million to $793.6 million as of December 31, 2022, from $793.7 million as of December 31, 2021. This decrease is mainly attributable to the following factors:

Current Assets

Cash and short-term deposits: Cash and short-term deposits as of December 31, 2022 increased by $17.3 million, or 53.1%, to $49.9 million from $32.6 million as of December 31, 2021. This increase was attributable to $35.4 million net cash generated from operating activities, partially mitigated by $13.6 million net cash used in investing activities and $4.6 million net cash used in financing activities.

Prepayments and other current assets: Prepayments and other current assets as of December 31, 2022 increased by $2.0 million, or 31.6%, to $8.1 million from $6.2 million as of December 31, 2021. This increase was mainly attributable to an increase in value-added- tax and other credit.

Trade receivables and contract assets: Trade receivables and contract assets as of December 31, 2022 increased by $2.1 million to $46.5 million from $44.4 million as of December 31, 2021. This increase was mainly attributable to an increase in revenue as of December 31, 2022, compared to December 31, 2021.

Inventories: Inventories as of December 31, 2022 increased by $1.9 million, or 21.6%, to $10.5 million from $8.6 million as at December 31, 2021. This increase was mainly attributable to an increase in fuel in stock for sale from our bunkering services using floating storage capacity in the port of Nueva Palmira, partially mitigated by a decrease in inventory in our Liquid Port Terminal due to lower sales of products. Please see Note 13 to our audited consolidated financial statements included elsewhere in this Annual Report.

Deferred tax assets: Deferred tax assets as of December 31, 2022 increased by $0.4 million to $0.4 million from nil as of December 31, 2021. This increase was mainly attributable to an income tax benefit on the Argentinian operations.

Restricted cash: As of December 31, 2022, restricted cash included $0.3 million, which related to amounts held in escrow accounts in relation to certain agreements.

Non-Current Assets

Tangible assets: Tangible assets as of December 31, 2022 decreased by $25.8 million, or 4.8%, to $511.3 million from $537.1 million as of December 31, 2021. This decrease was mainly attributable to (i) the sale from one vessel in the Cabotage Business, (ii) depreciation charges related to tangible assets and (iii) impairment losses recorded for the sale of assets during the year ended December 31, 2022, partially offset by additions of tangible assets.

Assets under construction: Assets under construction as of December 31, 2022, increased by $2.6 million to $3.3 million from $0.7 million as of December 31, 2021. This increase was mainly attributable to expansion works in our Iron Ore Port Terminal.

Goodwill, Rights-of-use assets, Intangible assets other than goodwill: Goodwill was $104.1 million as of December 31, 2022, unchanged compared to December 31, 2021. Right-of-use assets as of December 31, 2022 increased by $2.8 million, or 35.5%, to $10.8 million from $8.0 million as of December 31, 2021. This increase was mainly attributable to new lease agreements entered into during the year ended December 31, 2022 including the delivery of two out of the eight liquid barges under finance lease contract (as defined elsewhere in this Annual Report), partially mitigated by the amortization of right-of-use assets. Intangible assets other than goodwill as of December 31, 2022 decreased by $2.8 million, or 5.7%, to $46.2 million from $49.0 million as of December 31, 2021. This decrease was mainly attributable to the amortization of intangible assets other than goodwill.

Deferred tax assets: Deferred tax assets as of December 31, 2022 increased by $0.9 million to $1.0 million from $0.1 million as of December 31, 2021. This increase was mainly attributable to an income tax benefit on the Argentinian operations.

Other non-current assets: Other non-current assets as of December 31, 2022 decreased by $1.7 million, or 58.6%, to $1.2 million from $2.9 million as of December 31, 2021. This decrease was mainly attributable to the partial collection of a claim settlement during the year ended December 31, 2022, regarding a storage and transshipment contract in the Grain Port Terminal, which was recorded during the year ended December 31, 2020. Please see Note 25 included elsewhere in this Annual Report.

Liabilities

Total Liabilities increased by $4.3 million to $645.9 million as of December 31, 2022, from $641.6 million as of December 31, 2021. This increase was mainly attributable to the following factors:

Current Liabilities

Trade and other payables and contract liabilities: Trade and other payables and contract liabilities as of December 31, 2022 increased by $0.6 million to $64.4 million from $63.8 million as of December 31, 2021.

Interest-bearing loans and borrowings: Interest-bearing loans and borrowings as of December 31, 2022 decreased by $2.4 million, or 9.4%, to $23.5 million from $26.0 million as of December 31, 2021. This decrease was mainly attributable to the repayment of principal under our credit facilities, partially offset by proceeds from the drawdowns of (a) the 2022 BBVA Facility (as defined herein) and (b) the Santander Facility (as defined herein). Please see Note 18 to our consolidated financial statements included elsewhere in this Annual Report.

Promissory Note (related party): On July 30, 2021, the Company issued a $20,000 promissory note to Grimaud (as defined here), payable in four semi-annual equal installments which commenced on August 15, 2021. As of December 31, 2022, the Company had paid an amount of $10,000 relating to the Promissory Note. Please see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.

Lease liabilities: Lease liabilities current portion as of December 31, 2022 increased by $0.6 million, or 53.2%, to $1.7 million from $1.1 million as of December 31, 2021. This increase was mainly attributable to new lease agreements entered into during the year ended December 31, 2022 including the delivery of two out of the eight liquid barges under finance lease contract (as defined elsewhere in this Annual Report).

Non-current Liabilities

Interest-bearing loans and borrowings: Interest-bearing loans and borrowings as of December 31, 2022 increased by $7.4 million, or 1.4%, to $523.8 million from $516.4 million as of December 31, 2021. This increase was mainly attributable to proceeds from the drawdowns of (a) the 2022 BBVA Facility (as defined herein) and (b) the Santander Facility (as defined herein), partially offset by the repayment of principal under our credit facilities. Please see Note 18 to our consolidated financial statements included elsewhere in this Annual Report.

Promissory Note (related party): On July 30, 2021, the Company issued a $20,000 promissory note to Grimaud (as defined here), payable in four semi-annual equal installments which commenced on August 15, 2021. As of December 31, 2022, the Company had paid an amount of $10,000 relating to the Promissory Note. Please see Note 21 to our consolidated financial statements included elsewhere in this Annual Report.

Lease liabilities - non-current portion: Lease liabilities non-current portion as of December 31, 2022 increased by $2.4 million, or 31.7%, to $10.1 million from $7.7 million as of December 31, 2021. This increase was mainly attributable to new lease agreements entered into during the year ended December 31, 2022 including the delivery of two out of the eight liquid barges under finance lease contract (as defined elsewhere in this Annual Report).

Contract liabilities: Contract liabilities as of December 31, 2022 increased by $1.3 million to $1.3 million from nil million as of December 31, 2021.

Provisions: Provisions as of December 31, 2022 increased by $0.1 million, or 30.7%, to $0.7 million from $0.6 million as of December 31, 2021.

Other non-current liabilities, deferred tax liabilities, income tax payable: Deferred tax liabilities as of December 31, 2022 decreased by $0.5 million to $10.0 million compared to $10.5 million as of December 31, 2021. Other non-current liabilities as of December 31, 2022 decreased by $0.2 million to $0.4 million compared to $0.6 million as of December 31, 2022. Income tax payable as of December 31, 2022 decreased by less than $0.1 million to less than $0.1 million compared to less than $0.1 million as of December 31, 2021.

Equity

Total equity decreased by $4.4 million, or 2.9%, to $147.7 million as of December 31, 2022, from $152.1 million as of December 31, 2021. This decrease was attributable to the loss for the year.

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

The following table presents cash flow information for each of the years ended December 31, 2022, 2021 and 2020.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$35,414	$19,940	$60,983
Net cash used in investing activities	(13,547)	(18,719)	(13,254)
Net cash used in financing activities	(4,583)	(43,511)	(18,464)
Net increase/(decrease) in cash and cash equivalents	$17,284	$(42,290)	$29,265
Cash and cash equivalents, beginning of year	32,580	74,870	45,605
Cash and cash equivalents, end of year	$49,864	$32,580	$74,870

Net Cash Provided by Operating Activities for the Year Ended December 31, 2022 as Compared to the Year Ended December 31, 2021:

Net cash provided by operating activities increased by $15.5 million to $35.4 million for the year ended December 31, 2022 as compared to $19.9 million for the year ended December 31, 2021.

In determining net cash from operating activities, (loss)/profit is adjusted for the effect of certain non-cash items including depreciation and amortization which are analyzed in detail in our Consolidated Statement of Cash Flows for the Years Ended December 31, 2022 and 2021, included elsewhere in this Annual Report.

Trade receivables and contract assets increased by $2.8 million at December 31, 2022 compared to December 31, 2021. This increase was mainly attributable to an increase in revenue.

Inventories increased by $1.9 million at December 31, 2022 compared to December 31, 2021. This increase was mainly attributable to a $3.0 million increase from fuel in stock for sale from our bunkering services using floating storage capacity in the port of Nueva Palmira, partially mitigated by a $1.4 million the decrease in inventory in our Liquid Port Terminal due to lower sales of products. Please see Note 13 to our consolidated audited consolidated financial statements included elsewhere in this Annual Report.

Prepayments and other assets increased by $2.0 million at December 31, 2022 compared to December 31, 2021. This increase was mainly attributable to (i) a $1.8 million increase in VAT and other credits; (ii) a $0.5 million increase in deferred insurance premiums and (iii) a $0.4 million increase in insurance claims to be recovered; partially offset by (i) a $0.5 million decrease in advances to providers and (ii) a $0.5 million decrease in other assets.

Trade and other payables and contract liabilities increased by $2.2 million at December 31, 2022 compared to December 31, 2021. This increase was mainly attributable to (i) a $2.9 million increase in contract liabilities; (i) a $0.9 million increase in amounts due to NSM (as defined herein) and (iii) a $0.7 million increase in accrued expenses; partially offset by (i) a $1.4 million decrease in tax payable; (ii) a $0.9 million decrease in professional fees; and (iii) a $0.3 million decrease in other payables.

Other non-current assets increased by $1.7 million at December 31, 2022 compared to December 31, 2021.

Net Cash Used in Investing Activities for the Year Ended December 31, 2022 as Compared to the Year Ended December 31, 2021:

Net cash used in investing activities decreased by $5.2 million to $13.6 million for the year ended December 31, 2022, from $18.7 million for the same period in 2021.

Cash used in investing activities for the year ended December 31, 2022 was mainly the result of (i) $12.8 million in payments for the purchase of tangible assets, including payments for drydock and special surveys; (ii) $2.5 million in payments for expansion works in the Iron Ore Port Terminal; (iii) $0.3 million increase in restricted cash related to amounts held in escrow accounts in relation to certain agreements and (iv) $0.1 million in payments for the development of our port operations in Port Murtinho, Brazil. This was partially mitigated by $2.2 million of proceeds related to the sale of one tanker vessel.

Cash used in investing activities for the year ended December 31, 2021 was mainly the result of (i) $17.0 million in payments for the acquisition of three pushboats and 18 liquid barges; (ii) $8.5 million in payments for the purchase of tangible assets; (iii) $3.1 million for the construction of a crane in the Grain Port Terminal; (iv) $1.2 million in payments for the construction of our six new liquid barges; (v) $0.4 million in payments for the construction of our two new tanks and (vi) $0.1 million in payments for the development of our port operations in Port Murtinho, partially offset by (i) $7.5 million collection of the Navios Holdings Loan Agreement; (ii) $3.7 million from the disposal of Shares (related party) and (iii) $0.3 million in collections from net investment in the lease.

Net Cash Used in Financing Activities for the Year Ended December 31, 2022 as Compared to Cash Used in Financing Activities for the Year Ended December 31, 2021

Net cash used in financing activities decreased by $38.9 million to $4.6 million for the year ended December 31, 2022, as compared to $43.5 million of cash used in financing activities for the same period in 2021.

Cash used in financing activities for the year ended December 31, 2022 was due to receipt of $37.0 million in proceeds from long term debt, partially mitigated by payments of (i) $31.2 million in connection with the Company’s outstanding indebtedness; (ii) $5.0 million in relation to the Promissory Note (See commitments and contingencies); (iii) $4.8 million for the repayment of the Notes Payable (as defined herein) and (iv) $0.5 million for the principal portion of our lease liabilities.

Cash used in financing activities for the year ended December 31, 2021 was due (i) a $19.1 million dividend paid to common shareholders; (ii) $13.5 million in payments made in connection with the Company’s outstanding indebtedness; (iii) $5.0 million in payments made in connection with the Promissory Note (See commitments and contingencies); (iv) $5.3 million in payments for the repayment of the Notes Payable and (v) $0.6 million in payment for the principal portion of our lease liabilities.

Cash Provided by Operating Activities for the Year Ended December 31, 2021 as Compared to the Year Ended December 31, 2020:

Net cash from operating activities decreased by $41.1 million to $19.9 million cash provided by operating activities for the year ended December 31, 2021 as compared to $61.0 million cash provided by operating activities for the year ended December 31, 2020.

In determining net cash from operating activities, (loss)/profit is adjusted for the effect of certain non-cash items including depreciation and amortization which are analyzed in detail in our Consolidated Statement of Cash Flows for the Years Ended December 31, 2021 and 2020, included elsewhere in this Annual Report.

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

Prepayments and other assets decreased by $0.5 million at December 31, 2021 compared to December 31, 2020. This decrease was attributable to (i) a $1.6 million decrease in VAT and other and (ii) a $0.3 million decrease in insurance claims to be recovered; partially offset by (i) a $1.0 million increase in deferred insurance premiums and (ii) a $0.3 million increase in advances to providers.

Trade and other payables and contract liabilities increased by $2.4 million at December 31, 2021 compared to December 31, 2020. This increase was mainly attributable to (i) a $3.7 million increase in trade payables; (ii) a $1.4 million increase in tax payable; and (iii) a $1.0 million increase in professional fees; partially offset by (i) a $1.9 million decrease in accrued expenses; (ii) a $1.3 million decrease in deferred lease revenue; and (iii) a $0.3 million decrease in other payables.

Other non-current assets decreased by $2.5 million at December 31, 2021 compared to December 31, 2020.

Cash Used in Investing Activities for the Year Ended December 31, 2021 as Compared to the Year Ended December 31, 2020:

Net cash used in investing activities increased by $5.5 million to $18.7 million for the year ended December 31, 2021, from $13.3 million for the same period in 2020.

Cash used in investing activities for the year ended December 31, 2021 was mainly the result of (i) $17.0 million in payments for the acquisition of three pushboats and 18 liquid barges; (ii) $8.5 million in payments for the purchase of tangible assets; (iii) $3.1 million for the construction of a crane in the Grain Port Terminal; (iv) $1.2 million in payments for the construction of our six new liquid barges; (v) $0.4 million in payments for the construction of our two new tanks and (vi) $0.1 million in payments for the development of our port operations in Port Murtinho, partially offset by (i) $7.5 million collection of the Navios Holdings Loan Agreement; (ii) $3.7 million from the disposal of Shares (related party) and (iii) $0.3 million in collections from net investment in the lease.

Cash used in investing activities for the year ended December 31, 2020 was mainly the result of (i) $7.3 million in payments for the purchase of tangible assets; (ii) $1.6 million in payments for the acquisition of three pushboats and 18 liquid barges; (iii) $1.4 million in payments for the construction of six new liquid barges; (iv) $1.3 million in payments for the construction of our two new tanks in our Liquid Port Terminal; (v) $0.7 million for the construction of a crane in our Grain Port Terminal; (vi) $0.7 million in investment relating to the Navios Holdings Loan Agreement (as defined herein) and (vii) $0.5 million for the development of port operations in Port Murtinho, partially offset by $0.2 million in collections from net investment in the lease.

Cash Used in Financing Activities for the Year Ended December 31, 2021 as Compared to Cash Used in Financing Activities for the Year Ended December 31, 2020

Net cash used in financing activities increased by $25.0 million to $43.5 million for the year ended December 31, 2021, as compared to $18.5 million of cash used in financing activities for the same period in 2020.

Cash used in financing activities for the year ended December 31, 2021 was due (i) a $19.1 million dividend paid to common shareholders; (ii) $13.5 million in payments made in connection with the Company’s outstanding indebtedness; (iii) $5.0 million in payments made in connection with the promissory note (as defined elsewhere in this Annual Report); (iv) $5.3 million in payments for the repayment of the Notes Payable; and (v) $0.6 million in payment for the principal portion of our lease liabilities.

Cash used in financing activities for the year ended December 31, 2020 was due (i) $375.0 million in payments for the redemption of the 2022 Notes (as defined elsewhere in this Annual Report); (ii) $98.0 million in payments for the repayment of the Term Loan B Facility (as defined elsewhere in this Annual Report), (iii) $33.9 million dividend paid to our shareholders; (iv) $7.6 million of payments made in connection with our outstanding indebtedness; (v) $4.5 million in payments for the repayment of the Notes Payable (as defined elsewhere in this Annual Report); and (vi) $0.7 million in payment of principal portion of lease liabilities, partially offset by (i) $487.5 million of proceeds from the 2025 Notes and (ii) $13.6 million of proceeds from long term debt.

Interest-Bearing Loans and Borrowings

Navios Logistics’ interest-bearing loans and borrowings are presented under the captions “Interest-bearing loans and borrowings” under current and non-current liabilities in the consolidated statement of financial position, included elsewhere in this Annual Report. As of December 31, 2022 and 2021, total interest-bearing loans and borrowings amounted to $547.3 million and $542.4 million, respectively. The current portion of interest-bearing loans and borrowings amounted to $23.6 million at December 31, 2022 and $26.0 million at December 31, 2021. Please read Note 18 to our consolidated financial statements, included elsewhere in this Annual Report for a full description of Interest-bearing loans and borrowings.

Working Capital

On December 31, 2022, our current assets totaled $115.6 million, while current liabilities totaled $99.7 million, resulting in a positive working capital position of $16.0 million Management anticipates that the Company’s primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. Management believes that these sources of funds will be sufficient for the Company to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis.

Our Argentine subsidiary could be prevented from transferring funds outside of Argentina. See “Item 3.D Risk Factors — Risks Relating to Argentina.”

Capital Expenditures

Since 2018, Navios Logistics has acquired a total of approximately 9.0 hectares of undeveloped land located in Port Murtinho, Brazil, for a total cost of $1.6 million. The Company plans to develop this land for its port operations.

As of December 31, 2022 and 2021, the Company has paid $0.8 million and $0.7 million, respectively, for capitalized expenses for the development of its port operations in the Port Murtinho region of Brazil, which is included under the caption “Assets under construction” in its consolidated statement of financial position included elsewhere in this Annual Report.

As of December 31, 2022, Navios Logistics has paid $2.5 million for expansion works in its Iron Ore Port Terminal, which is included under the caption “Assets under construction” in our consolidated statement of financial position included elsewhere in this Annual Report.

During the first quarter of 2021, Navios Logistics completed the construction of six liquid barges. As of December 31, 2021, a total of $19.5 million was transferred to “Tangible assets” in our consolidated statement of financial position, included elsewhere in this Annual Report, of which capitalized interest amounted to $1.1 million.

During the first quarter of 2021, Navios Logistics completed the construction of two new tanks in the Liquid Port Terminal. As of December 31, 2021, a total of $1.8 million was transferred to “Tangible assets” in our consolidated statement of financial position, included elsewhere in this Annual Report.

On March 22, 2021, Navios Logistics completed the acquisition of a purchase agreement with an unrelated third party for the acquisition of the 2020 Fleet, for a purchase price of $30.0 million. As of December 31, 2021, a total of $32.0 million was transferred to “Tangible assets” in our consolidated statement of financial position included elsewhere in this Annual Report.

During the second quarter of 2021, Navios Logistics completed the installation of a crane in the Grain Port Terminal. As of December 31, 2021, a total of $3.8 million was transferred to “Tangible assets” in our consolidated statement of financial position included elsewhere in this Annual Report.

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

Concentration of Credit Risk

Accounts Receivable & Contract Assets

In each of our businesses, we derive a significant part of our revenues from a small number of customers. We expect that a small number of customers will continue to generate a substantial portion of our revenues for the foreseeable future. For the year ended December 31, 2022, our largest customers, Vale International S.A. (“Vale”) and YPF SA (“YPF”) accounted for 21.0% and 13.2%, respectively, of our revenues, and our five largest customers accounted for approximately 55.5% of our revenues, with no such customer (other than Vale and YPF) accounting for greater than 10% of our revenues. For the year ended December 31, 2021, our largest customers, Vale and YPF accounted for 23.4% and 10.1%, respectively, of our revenues, and our five largest customers accounted for approximately 53.6% of our revenues, with no such customer (other than Vale and YPF) accounting for greater than 10% of our revenues. For the year ended December 31, 2020, our largest customer, Vale, accounted for 31.8% of our revenues, and our five largest customers accounted for approximately 58.7% of our revenues, with no such customer (other than Vale) accounting for greater than 10% of our revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges as well as their own port terminals. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of our significant customers, including our large take-or-pay customers, or the change of the contractual terms of any one of our most significant take-or-pay contracts, or any significant dispute with one of these customers, could materially adversely affect our financial condition and our results of operations.

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

In July 2022, Vale S.A. announced the closing of the sale of its iron ore, manganese ore and logistics assets in the midwestern system to J&F Mineracao Ltda., an entity controlled by J&F Investimentos S.A. The Vale port contract entered into between Corporacion Navios S.A., a company controlled by Navios Logistics, and Vale, dated September 27, 2013, remains in full force and effect. Any transfer, novation, or assignment of the Vale port contract or any obligations or rights arising thereunder by Vale is subject to the prior approval of the Navios counterparty.

Cash Deposits with Financial Institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Although we maintain cash deposits in excess of government-provided insurance limits, we minimize our exposure to credit risk by dealing with a diversified group of major financial institutions.

Effects of Inflation:

The economic environment and factors in Argentina were determined to be highly inflationary as of December 31, 2022. Nevertheless, the Company does not consider inflation to be a significant risk factor to the cost of doing business in the future as the functional currency of the Company’s Argentinian subsidiary is the U.S. dollar. In addition, the day-to-day operations of the Company’s Argentinian subsidiary are dependent on the economic environment of the Company’s U.S. dollar currency.

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

Recent Accounting Pronouncements

For a description of Navios Logistics’ recent accounting pronouncements, see Note 2 to the consolidated financial statements, included elsewhere in this Annual Report.

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

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our consolidated financial statements, included elsewhere in this Annual Report.

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

In evaluating the carrying values of its tanker vessels, pushboats and barges and other long-lived assets that operate in the Cabotage, Barge and Port Businesses of the Company, management reviews certain indicators, such as: changes in the extent or manner in which the Company’s long-lived assets are being used or in their physical condition; any adverse change in legal factors or the business climate that could affect the value of the vessels of the company or an adverse assessment by a regulator; any expectation that, more likely than not, a vessel will be sold or otherwise disposed of significantly before the end of its previously estimated useful life; current and potential employment of the vessels, asset sales and purchases, business plans and overall market conditions. In accordance with accounting for long-lived assets, management determines projected discounted cash flows for each asset group and compares it to its carrying amount. In the event that projected discounted cash flows for an asset group is less than its carrying amount, then management reviews fair values and compares them to the asset group’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows.

During the fourth quarter of 2022, Navios Logistics completed the sale of vessel Malva H for a sale price of $2.2 million. The impairment loss amounted to $0.8 million, being the difference of vessel’s carrying value and fair value, recorded in the third quarter of 2022, is included in the consolidated statements of (loss)/profit under the caption “Cost of sales.” Please see Note 10 to our Financial Statements included elsewhere in this Annual Report. The fair value was determined based on the agreed sale’s price. No impairment triggering events were identified and consequently no impairment loss was recorded on any of the remaining tanker vessels of the Company during the year ended December 31, 2022.

As of December 31, 2021, the Company had identified certain impairment indicators in two of its product tanker vessels, which the Company considers each as a separate CGU, operating in the Cabotage Business, and as such, an impairment assessment was performed. As a result, the Company recognized an impairment loss for an aggregate amount of $19.4 million for two of its product tanker vessels, the Malva H and Sara H built in 2006 and 2007, respectively. The Company determined there was no potential impairment for the remaining six vessels. See Note 10 to our Financial Statements included elsewhere in this Annual Report.

No impairment loss was recorded as of December 31, 2020 for the Cabotage Business.

As of December 31, 2022, it was determined that certain impairment indicators existed with regards to the Barge Business. In this respect, management determined the projected discounted cash flows of this asset group and compared it to its carrying amount. The significant factors and assumptions used in the discounted projected net operating cash flow analysis included: (1) the estimated daily time charter equivalent rate for the unfixed days (based on a combination of one-year average historical time charter equivalent rates and the 10-year average historical rate of the annual time charter equivalent rates) over the remaining economic life of the Barge Business (calculated based on the average age of the pushboats and barges, weighted on the basis of their book value), excluding days of scheduled off-hires; (2) direct vessel expenses and amortization of deferred drydock and special survey costs (based on a three-year average historical expenses rate assuming an increase of 1% from the second year onwards); and (3) other expenses and general and administrative expenses (based on three-year average historical expenses rate). Based on the results of the assessment no impairment loss was required as of December 31, 2022. Navios Logistics believes this approach to be objective for forecasting charter rates over an extended time period for long-lived assets and consistent with the cyclicality of the industry.

In the third quarter of 2022, Navios Logistics recorded an impairment loss of $2.4 million for certain barges, representing the difference between the fair value and the carrying value together with the carrying value of deferred drydock and special survey costs, if any, related to these barges, which is included in the consolidated statements of (loss)/profit under the caption “Cost of sales.” The fair value was determined based on the agreed or expected sale’s price as the case may be.

No impairment loss was recorded as of December 31, 2021 and 2020 for the Barge Business.

No impairment triggering events were identified, and consequently no impairment loss was recorded for the long lived assets operating under the Port Terminal Business for any of the years presented.

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

Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, on the same basis as for other tangible assets as described in Note 2(r) to our Consolidated Financial Statements, included elsewhere in this Annual Report.

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

Intangible Assets: Our intangible assets consist of customer relationships and port terminal operating rights.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors and Senior Management

The following table sets forth information regarding our current directors and members of our senior management as of March 27, 2023:

Name	Age	Position
Angeliki Frangou	58	Chairwoman of the Board and Director
Georgios Akhniotis	58	Chief Executive Officer and Director
Claudio Pablo Lopez	65	Vice Chairman and Director
Ted Petrone	68	President
Ioannis Karyotis	47	Chief Operating Officer
Enrique Ferrando	50	Chief Financial Officer
Ruben Martinez	64	Chief Operating Officer-Port Division and Director
Anna Kalathakis	53	Secretary, Executive Vice President-Group Risk Management and Director
Vasiliki Papaefthymiou	54	Executive Vice President-Legal
Mariana Rebolo	48	Chief Risk Officer
Efstratios Desypris	49	Senior Vice President-Strategic Planning
Francisco G. Tazelaar	35	Senior Vice President-Business Development
Christos Kokkinis	72	Director
Ren Wada	47	Director
Michail I.Rizos	47	Senior Vice President- Trading and Commercial Development

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is Aguada Park Free Zone, Paraguay 2141, Of. 1603, Montevideo Uruguay.

Angeliki Frangou has been our Chairwoman and a Member of the Board of Directors since its inception in December 2007. Ms. Frangou has also been the Chairwoman and Chief Executive Officer of Navios Maritime Holdings Inc. (NYSE: NM). In addition, Ms. Frangou has been the Chairwoman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007. Ms. Frangou is also a Member of the Foundation for Economic and Industrial Research. Since 2015, Ms. Frangou has also been a Member of the Board of Trustees of Fairleigh Dickinson University. Ms. Frangou also acts as Vice Chairwoman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

Georgios Akhniotis has been our Chief Executive Officer since October 2022 and Director. Previously, Mr. Akhniotis has served as Executive Vice President—Business Development since January 2008 and has been Navios Holdings Chief Financial Officer since April 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Akhniotis served as Senior Vice President-Business Development of Navios Holdings from August 2006 to April 2007. Before joining Navios Holdings, Mr. Akhniotis was a partner at PricewaterhouseCoopers (“PwC”) in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all Sarbanes-Oxley Act implementation and consultation projects were performed. Mr. Akhniotis has served as a director of Navios Maritime Partners L.P. since August 2007, and since February 2008 as the Executive Vice President-Business Development. He has more than 19 years’ experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Akhniotis qualified as a Chartered Accountant in England and Wales in 1991 and he holds a bachelor’s degree in Civil Engineering from the University of Manchester.

Claudio Pablo Lopez has been our Vice Chairman, and a member of our Board of Directors since January 2008. Previously, Mr. Lopez has served as Chief Executive Officer of the Company from January 2008 to October 2022. Mr. Lopez has been a member of the Board of Directors and Executive Director of Compania Naviera Horamar S.A. from December 2005 to 2014. Mr. Lopez has been the President of the Argentinean Shipowners’ Tankers Association (CAENA), the President of the Argentinean Shipping Companies Federation (FENA) and a member of Paraguayan Shipowners’ Association. He is also a distinguished member of the Uruguayan-Argentinean Chamber of Commerce, has been member of the Advisory Committee of the Prefectura Naval Argentina, Vice Secretary of Ports and Navigable Waters on behalf of Argentinean Shipowners’ Tankers Association and has been the founder and manager of several JV operations in the Mercosur area with Continental Grains, Glencore and Vitol. Mr. Lopez is a lawyer, specializing in transportation law, having graduated from the University of Belgrano in Buenos Aires, Argentina. He is a former professor of Maritime Law at the University of Belgrano and also a former adviser to the Senate of the Argentine National Congress. Mr. Lopez is also a member of the Buenos Aires Lawyers’ Association.

Ted C. Petrone became President of the Company in July 2020, having previously served as a director of Navios Holdings from May 2007 to January 2015 and President of Navios Corporation from September 2006 to January 2015. Mr. Petrone has served in the maritime industry for 45 years, 42 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. Mr. Petrone was previously responsible for all aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a Bachelor of Science degree in maritime transportation. He has served aboard U.S. Navy (Military Sealift Command) tankers.

Ioannis Karyotis has been our Chief Operating Officer since October 2022. Previously Mr. Karyotis has served as our Chief Financial Officer since March 2011. From 2006 until 2011, Mr. Karyotis was a consultant and later Project Leader at The Boston Consulting Group (BCG), an international management consulting firm. From 2003 until 2005, Mr. Karyotis was Senior Equity Analyst at Eurocorp Securities, a Greek brokerage house, and in 2003, he was Senior Analyst in the Corporate Finance Department at HSBC Pantelakis Securities, a subsidiary of HSBC Bank. Mr. Karyotis began his career in 2002 with Marfin Hellenic Securities as Equity Analyst. He received his bachelor’s degree in Economics from the Athens University of Economics and Business (1998). He holds a master’s of science in Finance and Economics from the London School of Economics (1999) and an MBA from INSEAD (2006).

Enrique Ferrando has been our Chief Financial Officer since October 2022. Mr. Ferrando joined Navios Logistics in 2017 as Vice President Finance. Mr. Ferrando has over 25 years of experience in the accounting and finance profession. Mr. Ferrando has served for 12 years at The Coca Cola Company at various managerial positions in the financial reporting and planning division, as well as seven years at PricewaterhouseCoopers in the audit department. Mr. Ferrando holds a bachelor’s degree in Economics - Public Accountant from the University of Buenos Aires, Argentina.

Ruben Martinez has been our Chief Operating Officer—Port Division and a member of our Board of Directors since January 2008. He has been the general manager of Corporacion Navios S.A. since 2005. He has been working with Navios Holdings since 1989 and Navios Logistics since inception, after graduating as mechanical industrial engineer from the University of the Republic at Montevideo, Uruguay. Beginning as a mechanical engineer at Navios Logistics’ port terminal at Nueva Palmira, Uruguay, he has been promoted to several positions within Navios Logistics. Having special training in maintenance and asset management, he has been involved in several port terminal development and investments projects during his career. Mr. Martinez is also a member of the national council of advisors of the BBVA Bank and a director of the permanent commission of the treaty of the River Plate Basin.

Anna Kalathakis has been our Executive Vice President – Group Risk Management and Director since October 2022. Ms. Kalathakis has been Navios Holdings Chief Legal Risk Officer from November 2012, and Senior Vice President—Legal Risk Management from December 2005 until October 2012. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A. Bilbrough & Co. Ltd. (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited, the "London P&I Club") and an Associate Director of the London P&I Club where she gained experience in the handling of liability and contractual disputes in both the dry and tanker shipping sectors (including collisions, oil pollution incidents, groundings etc.). She previously worked for a U.S. maritime law firm in New Orleans, having qualified as a lawyer in Louisiana in 1995, and also served in a similar capacity for a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus Bar, Greece, in 2003. She studied International Relations at Georgetown University and holds an MBA from European University in Brussels and a Juris Doctor degree from Tulane Law School.

Vasiliki Papaefthymiou has been our Executive Vice President—Legal since March 2011. She has been a member of Navios Holdings Board of Directors since its inception, and prior to that was a member of the Board of Directors of ISE. Ms. Papaefthymiou has served as General Counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as General Counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a master’s degree in Maritime Law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Athens, Greece.

Mariana Rebolo has been our Chief Risk Officer since October 2022. Ms. Rebolo joined the company in 2010 as a corporate lawyer. Ms. Rebolo has 20 years of experience in corporate and maritime law. Ms. Rebolo has been a Board member of Corporación Navios Granos since May 2019. Ms. Rebolo holds a bachelor’s degree in Law from the University of Buenos Aires. Ms. Rebolo is admitted to practice law before the Bar in Ciudad Autónoma de Buenos Aires, Argentina.

Efstratios Desypris was appointed our Senior Vice President—Strategic Planning in March 2011 and was a director from 2012 until 2022. In addition, Mr. Desypris is the Chief Financial Controller of Navios Holdings since May 2006. He also serves as Chief Operating Officer of Navios Partners and he has served as Chief Financial Officer of Navios Partners from 2010 to 2021. He is also the Chief Financial Officer of N Shipmanagement Acquisition since September 2019. Before joining the Navios Group, Mr. Desypris worked for nine years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a bachelor of science degree in Economics from the University of Piraeus.

Francisco G. Tazelaar has been our Senior Vice President-Business Development since October 2022. He started working for Navios South American Logistics Inc. in the legal department in 2011 where he stayed until 2015. In 2016 Mr. Tazelaar joined Navios Holdings as legal counsel. Mr. Tazelaar has been a Board member of Corporacion Navios S.A. since May 2019, and is the President of Compañia Naviera Horamar S.A. since October 2022. He received his law degree, summa cum laude, from the Universidad de Buenos Aires. Mr. Tazelaar is a Chevening Scholar and holds a master’s degree in Maritime Law from Southampton University in the United Kingdom. Mr. Tazelaar is admitted to practice law before the Bar in Ciudad Autónoma de Buenos Aires, Argentina.

Christos Kokkinis has been a member of our Board of Directors since October 2022. Previously, Mr. Kokkinis served as a member of the Board of Directors of Navios Maritime Acquisition Corporation from April 2019 to October 2021. He also served on the board of Navios Maritime Midstream Partners L.P. as a non-executive director from October 2014 until December 2018. Mr. Kokkinis has over 40 years of experience in ship finance and he is currently an independent consultant on shipping financial matters and a Board member of the Onassis Cardial Surgery Center. He spent 19 years at Alpha Bank, having established and served as the Head of the Shipping Division since 1997. Previously, he worked in Citibank Shipping Bank S.A. from where he left as Vice President to join ABN AMRO Bank, where he held the position of the Manager of Shipping Finance from 1991 until 1997. Mr. Kokkinis holds a bachelor’s degree from the Law School of the University of Athens and a master’s degree in Business Administration (M.B.A.) in finance and international business from Rutgers University, USA. Mr. Kokkinis is the chairman of our Audit Committee, chairman of our Conflicts Committee and is also an independent director.

Ren Wada has been a member of our Board of Directors since October 2022. Mr. Wada currently serves as Chief Executive Officer and Director of Abo Shoten Ltd., a Japanese ship-owning company where he has held several positions in the past ten years. Mr. Wada has 19 years of experience in the shipping industry and specifically in operations, technical and legal departments of shipping companies including Tokyo Marine Asia Pte Ltd (currently MOL Chemical Tankers Pte Ltd) where he served as Operations Executive from September 2005 to April 2007. Mr. Wada holds a Bachelor of Laws from the Faculty of Law of Kyushu University in Fukuoka, a Master of Laws from School of Law of Tulane University in New Orleans and a Master of Laws in Admiralty from School of Law of Tulane University in New Orleans. Mr. Wada is a member of our Audit Committee, member of our Conflicts Committee and is also an independent director.

Michail I.Rizos has been our Senior Vice President – Trading and Commercial development since October 2022. Mr. Rizos has served in the maritime industry for 24 years, 16 of which he has spent with Navios Holdings. After joining Navios Holdings, Mr. Rizos worked in various commercial positions, most recently as Chartering Manager where he was responsible for all aspects of the daily commercial and trading activities of the Navios Group Handymax Fleet. Mr. Rizos graduated from the London Guildhall University in Shipping and Transport.

B. Compensation

Officers’ Compensation

The aggregate annual compensation paid to our executive officers was approximately $1.3 million for the year ended December 31, 2022.

As of October 2022, the non-executive director serving as chairman of the Audit Committee receives an annual fee of $0.06 million and each other member of the Audit Committee (other than the Chairman) receives an annual fee of $0.05 million, plus reimbursement of their out-of-pocket expenses. The Chairman of the Conflict Committee receives an annual fee of $0.01 million.

Other Arrangements

We are party to agreements, with certain of our existing shareholders relating to certain corporate governance and other shareholder matters. See “Item 7.B. Certain Relationships and Related Party Transactions — Shareholders’ Agreement.”

C. Board Practices

Board classes

Each member of our board of director’s holds office until a successor is duly appointed, elected and/or qualified or until their resignation. No directors are entitled to any benefits upon termination of their term.

Audit Committee

The board of directors has established an audit committee, currently comprised of two independent directors. The audit committee is governed by a written charter, which was approved by the board of directors. One of the members of the audit committee is an “audit committee financial expert” for purposes of SEC rules and regulations. The audit committee, among other things, reviews our external financial reporting, engages our external auditors, approves all fees paid to auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is comprised of Messrs. Christos Kokkinis, who serves as a Chairman and Ren Wada.

Conflict Committee

The board of directors has established a conflict committee of two independent directors, Messrs. Christos Kokkinis, who serves as a Chairman, and Ren Wada. This committee is governed by a written charter, which was approved by the board of directors. The conflict committee is responsible for reviewing and evaluating any proposed material regarding related party transactions.

D. Employees and Crewing

We crew our fleet with Argentine, Brazilian and Paraguayan officers and seamen. Our fleet managers are responsible for selecting the crew.

As of December 31, 2022, we employed 412 land-based employees: 27 employees in the Asuncion, Paraguay office, 53 employees at the Liquid Port Terminal, 99 employees in the Buenos Aires, Argentina office, six employees in the Montevideo, Uruguay office, 215 employees at the Dry Port Terminals, and 12 employees in the Corumba, Brazil office and 577 seafarers as crew on our vessels.

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

F. Disclosure of a registrant’s action to recover erroneously awarded compensations.

[Not applicable].

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth the beneficial ownership, as of March 27, 2023, of our common stock and by each person we know to beneficially own more than 5% of our common stock.

Percentage of beneficial ownership is based on 20,000 shares of common stock outstanding on March 27, 2023.

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

	Shares Beneficially Owned(1)(2)
Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Voting Power
Navios Maritime Holdings Inc.(1)	12,765	63.8%
Sinimalec S.A.(2)	7,235	36.2%

(1)	Navios Holdings, which beneficially owns shares of our common stock through its wholly owned subsidiary Navios Corporation, is a Republic of the Marshall Islands corporation with shares of its common stock listed on the New York Stock Exchange, and is controlled by its board of directors, which consists of the following eight members: Angeliki Frangou (its Chairwoman and Chief Executive Officer), Vasiliki Papaefthymiou, Shunji Sasada, Spyridon Magoulas, John Stratakis, George Malanga, Efstathios Loizos and Michael Pearson. In addition, we have been informed by Navios Holdings that, based upon its knowledge, including documents publicly available filed with the SEC, it believes that the only beneficial owners of greater than 5% of the common stock of Navios Holdings is Angeliki Frangou, who beneficially owns 64.1% of the common stock We have been informed by Navios Holdings that, other than Angeliki Frangou, no beneficial owner of greater than 5% of Navios Holdings’ common stock is an affiliate of Navios Holdings.
(2)	Sinimalec S.A. (“Sinimalec”) is a Uruguay corporation which beneficially owns shares of our common stock through its 100% ownership in Peers, a Panama corporation (the record holder of such shares). The families of Claudio Pablo Lopez, our Vice Chairman, Carlos Augusto Lopez and Horacio Enrique Lopez, each beneficially own 33.3% of the voting stock of Sinimalec. There is no contract, arrangement, understanding, relationship or other agreement among or between any of the Lopez brothers regarding the voting power or investment power of their respective ownership interests in Sinimalec. Each of Claudio, Carlos and the Estate of Horacio Enrique Lopez expressly disclaims any beneficial ownership in the shares of Sinimalec owned by either of the families of the other brothers.

Our record holders are Navios Holdings and Sinimalec and, therefore, there are no host country holders of record.

B. Certain Relationships and Related Party Transactions

Please read Note 21 to our consolidated financial statements, included elsewhere in this Annual Report for a full description of related party transactions.

Shareholders’ Agreement

We are party to agreements, described below, with certain of our existing shareholders relating to certain corporate governance and other shareholder matters.

Grandall Shareholders’ Agreement

Pursuant to a shareholders’ agreement entered into in January 2008 in connection with the original combination of the Uruguayan port business and the upriver Barge Business (the “Grandall Shareholders’ Agreement”), Grandall Investments S.A. (“Grandall”) (an entity owned and controlled by Lopez family members, including Claudio Pablo Lopez, our Vice Chairman) has certain rights as our shareholders, including certain rights of first offer, rights of first refusal, tag along rights, exit options and veto rights. Pursuant to an amendment dated June 17, 2010, when we became subject to the reporting requirements of the Exchange Act, the shares of our common stock held by Navios Holdings were to convert into shares of Class B Common Stock, with each share of Class B Common Stock entitling its holder to ten votes per share. Navios Holdings has currently waived such conversion provision. If and when the conversion occurs, it will permit Navios Holdings to control our business even if it does not hold a majority economic interest in our company. Pursuant to an Assignment and Succession agreement dated December 17, 2012 (the “Peers Shareholders’ Agreement”), Peers Business Inc., a Panamanian corporation assumed all rights and obligations of Grandall under the Shareholders’ Agreement.

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

Administrative Services Agreement

On August 29, 2019, we entered into an assignment agreement with Navios Corporation and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between us and Navios Holdings on April 12, 2011, first assigned to Navios Corporation on May 28, 2014 and subsequently amended on April 6, 2016 and January 1, 2022 to extend the duration of the agreement until January 1, 2027 (as assigned and amended, the “Administrative Services Agreement”), was assigned from Navios Corporation to Navios Shipmanagement. On August 30, 2019, Navios Holdings announced that it sold its ship management business, including Navios Shipmanagement, to N Shipmanagement Acquisition Corp., an entity affiliated with Angeliki Frangou., our Chairwoman.

The Administrative Services Agreement may be terminated prior to the end of its term by us upon 120-days’ notice if there is a change of control of NSM or by NSM upon 120-days’ notice if there is a change of control of us. In addition, the Administrative Services Agreement may be terminated by us or by NSM upon 120-days’ notice if:

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

Furthermore, at any time after the first anniversary of the Administrative Services Agreement, the Administrative Services Agreement may be terminated by us or by NSM upon 365-days’ notice for any reason other than those described above.

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

We will reimburse NSM for reasonable costs and expenses incurred in connection with the provision of these services (including allocation of time for employees performing services on our behalf) within 15 days after NSM submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

Under the Administrative Services Agreement, we have agreed to indemnify NSM and its employees against all actions which may be brought against them under the Administrative Services. Agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however, that such indemnity excludes any or all losses that may be caused by or due to the fraud, gross negligence or willful misconduct of NSM or its employees or agents.

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

Total administrative expenses charged pursuant to the Administrative Services Agreement for the year ended December 31, 2022 amounted to $1.4 million ($1.1 million for the year ended December 31, 2021 and $1.1 million for the year ended December 31, 2020).

 Employment Agreements

The Company had employment agreements with three management employees who were non-controlling shareholders of the Company. These agreements stipulated, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements included confidentiality provisions and covenants not to compete. The employment agreements initially expired in December 31, 2009, but have been renewed automatically for successive one-year periods until either party gives 90 days’ written notice of its intention to terminate the agreement. As of October 2022, only one employment agreement remains in force.

Under the agreements, we accrued compensation totaling $1.1 million for the year ended December 31, 2022 ($0.9 million in 2021).

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

Certain of Navios Logistics’ subsidiaries are incorporated in countries which impose additional taxes, such as Argentina, Uruguay, Brazil and Paraguay. As a result of the Law 27,630, voted by the Argentinean Parliament in June 2021, income tax rates and scales were modified. Scales are updated annually as per inflation. Income tax liabilities of the Argentinean subsidiaries for the current period is measured at the amount expected to be paid to the taxation authorities using a tax rate of 35.0% on any taxable profit above 76 million Argentinean pesos or $429, 30% on any taxable profit between 8 million Argentinean pesos or $42 and 76 million Argentinean pesos or $429, and 25% on any taxable profit below 8 million Argentinean pesos or $42. The enacted Law 27,630 replaced the income tax rates and scales of the tax reform previously voted by the Argentinean Parliament in December 2017, and the Law 27,541 voted in December 2019, in which the corporate income tax rate had decreased from 35% in 2017 to 30% for the period from 2018 to 2021, and would further decrease to 25% for the period from 2022 onwards. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Until the fiscal year ended December 31, 2019, there were two possible options to determine the income tax liability of Paraguayan subsidiaries. Under the first option, income tax liabilities for the current and prior periods were measured at the amount expected to be paid to the taxation authorities, by applying the tax rate of 10.0% on the fiscal profit and loss. 50.0% of revenues derived from international freights were considered Paraguayan sourced (and therefore taxed) if carried between Paraguay and Argentina, Bolivia, Brazil or Uruguay, with destination Paraguay. Alternatively, only 30.0% of revenues derived from international freights carried between other countries with destination Paraguay were considered Paraguayan sourced. Companies whose operations were considered international freights could choose to pay income taxes on their revenues at an effective tax rate of 1.0% on such revenues, without considering any other kind of adjustments. Fiscal losses, if any, were neither deducted nor carried forward. As per the tax reform in Paraguay that is in force since January 1, 2020 (Law 6,380 from September 25, 2019 confirmed by Decree 3182 from December 30, 2019), there are still two possible options to determine the income tax liability of Paraguayan companies. Under the first option income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, by applying the tax rate of 10% on the fiscal profit and loss. The 100% of revenues derived from freights carried between other countries with destination Paraguay are considered Paraguayan sourced, and therefore taxed. The tax reform also states that any fiscal losses generated as of the fiscal year starting January 1, 2020, will be carried forward for up to five years, with the possibility to deduct each year the 20% from future fiscal years taxable income. Companies whose operations are considered international freights can alternatively choose to pay income taxes on their revenues at an effective tax rate of 3% of such revenues, without considering any other kind of adjustments. Once the methodology is chosen, the Paraguayan companies have to keep it for at least five years.

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

Interest Rate Risk:

Debt instruments: As of December 31, 2022 and 2021, the Company had a total of $559.4 million and $558.4 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a fixed rate except for the Notes Payable and the 2022 Term Bank loan that bear interest at a floating rate.

Interest rates on the 2025 Notes, the 2022 BBVA Facility, the Santander Facility, the seller’s credit for the construction of six liquid barges and the 2020 Fleet are fixed and, therefore, changes in interest rates affect their fair value, which as of December 31, 2022 was $483.4 million, $22.5 million, $4.1 million, $8.8 million and $10.0 million, respectively, but do not affect the related finance costs. Interest rates on the 2025 Notes, the seller’s credit for the construction of six liquid barges and the 2020 Fleet are fixed and, therefore, changes in interest rates affect their fair value, which as of December 31, 2021 was $526.7 million, $11.2 million and $15.0 million, respectively.

Interest rates on the Notes Payable and the 2022 Term Bank loan is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related finance cost. As of December 31, 2022, the amount outstanding under the Company’s floating rate loan facilities was $13.8 million.

Sensitivity analysis – exposure to interest rates

For the purposes of market risk analysis, the Company uses scenarios to assess the sensitivity that variations in operations impacted by the Libor and SOFR rates may generate in their results. The probable scenario represents the amounts of debt recognized at floating rate.

The other scenarios were constructed considering an appreciation of 25% and 50% on market interest rates.

The following are the possible impacts on the results in the event of these scenarios occurring:

	December 31, 2022
	Effect on Income and Equity
	Carrying amount	Possible increase through maturity (Δ 25%)	Remote increase through maturity (Δ 50%)
LIBOR/SOFR
Interest-bearing loans and borrowings	(13.9)	(0.4)	(0.7)

Foreign Currency Transactions:

Our operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other South American currencies. We use the U.S. dollar as our functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. The balance sheets of our foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates.

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

We are exposed to foreign currency exchange transaction risk related to funding our operations. For the years ended December 31, 2022, December 31, 2021 and December 31, 2020, approximately 60.1%, 50.8%, and 47.8% respectively, of our expenses were incurred in currencies other than U.S. dollars.

Further, for the year ended December 31, 2022, approximately 30%, 19% and 11% of the Company’s $157.7 million of combined cost of (a) time charter, voyage and port terminal expenses, (b) direct vessels expenses, (c) cost of products and (d) administrative expenses, net of depreciation (“Combined Cost”), were denominated in the Argentinean pesos, Paraguayan guaranies and Uruguayan pesos, respectively. Comparatively, the same foreign currencies accounted for approximately 25%, 16% and 10% of the Company’s $143.5 million of Combined Cost of for the year ended December 31, 2021 and approximately 21%, 16% and 10%, respectively, of our $124.7 million of Combined Cost for the year ended December 31, 2020. For the years ended December 31, 2022, 2021 and 2020, Brazilian reais accounted for less than 1% of our Combined Cost.

For the year ended December 31, 2022, a 1.00% change in the exchange rates between the U.S. dollar and Argentinean pesos, Paraguayan guaranies and Uruguayan pesos would change our profit for the year by $0.5 million, $0.3 million and $0.2 million, respectively. Comparatively, a 1.00% would change our profit for the year by $0.4 million, $0.2 million and $0.1 million, respectively for the year ended December 31, 2021 and by $0.3 million, $0.2 million and $0.1 million, respectively, for the year ended December 31, 2020.

Inflation and Fuel Price Increases:

The impact of inflation on prices in the South American countries in which we operate and the effects of the current war in Ukraine may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for our Barge and Cabotage Businesses, we negotiated, and will continue to negotiate, fuel price adjustment clauses; however, in some cases, prices that we pay for fuel are temporarily not aligned with the adjustments that we obtain under our freight contracts.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Shareholders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2022.

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

Navios Logistics’ management assessed the effectiveness of Navios Logistics’ internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management believes that, as of December 31, 2022, Navios Logistics’ internal control over financial reporting is effective based on those criteria.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Board of Directors has determined that Mr. Akhniotis qualifies as “an audit committee financial expert” as defined in the instructions of Item 16A of Form 20-F. Mr. Akhniotis may not be deemed to be “independent” within the definition published by the New York Stock Exchange.

Item 16B. Code of Ethics

Navios Logistics has adopted a code of ethics, the Navios Code of Corporate Conduct and Ethics, applicable to officers, directors and employees of Navios Logistics. The Navios Code of Corporate Conduct and Ethics is available for review on Navios Logistics’ website at www.navios-logistics.com.

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal accountants for fiscal years 2022 and 2021 were Price Waterhouse and Co S.R.L. The audit fees for the audit of each of the years ended December 31, 2022 and 2021 were $0.9 million and $0.9 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2022 and 2021.

Tax Fees

There were no tax fees billed in 2022 and 2021.

All Other Fees

There were no other fees billed in 2022 and 2021.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-69 and is filed as part of this report.

Item 19. Exhibits

1.1	Amended Articles of Incorporation of Navios South American Logistics Inc.(1)

1.2	Bylaws of Navios South American Logistics Inc.(1)

2.1	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A.(1)

2.2	Shareholders’ Agreement, dated as of November 19, 2019, by and among Navios South American Logistics Inc., Navios Maritime Holdings Inc. and Peers Business S.A.(5)

2.3	Amended and Restated Waiver to Shareholder’s Agreement.(2)

2.4	Indenture, dated as of July 8, 2020, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wilmington Trust, National Association.(6)

4.1	Administrative Services Agreement, dated as of April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc.(1)

4.1.1	Assignment Agreement, dated August 29, 2019, among Navios Corporation, Navios South American Logistics Inc. and Navios Shipmanagement Inc.(4)

4.1.2	Amendment to the Administrative Services Agreement, dated January 1, 2022, between Navios South American Logistics Inc. and Navios Shipmanagement Inc.(9)

4.3	Unloading, Storing, Weighing and Loading Services Contract, by and between Corporacion Navios Sociedad Anonima and Vale International SA, dated September 27, 2013.(3)

4.4	Loan Agreement, dated April 25, 2019, between Navios Maritime Holdings Inc., as borrower, and Navios South American Logistics Inc., as lender.(4)

4.5	Supplemental Agreement, dated as of December 2, 2019, between Navios Maritime Holdings Inc., as borrower, and Navios South American Logistics Inc. as lender, in relation to the Loan Agreement, dated April 25, 2019.(5)

4.6	Supplemental Agreement, dated as of June 30, 2021, between Navios Maritime Holdings Inc., as borrower, and Grimaud Ventures S.A. as lender, in relation to the Loan Agreement, dated April 25, 2019.(8)

4.7	Supplemental Agreement, dated May 17, 2022, between Navarra Shipping Corporation and Pelayo Shipping Corporation, as borrowers, and Alpha Bank S.A. as the lending bank, in relation to the Loan Agreement dated February 28, 2022 between Navarra Shipping Corporation and Pelayo Shipping Corporation, as borrowers, and Alpha Bank S.A., as the lending bank, for a loan facility of up to $7.0 million.(10)

4.8	Loan Facility Agreement, dated as of February 14, 2020, by and among Corporación Navios Granos S.A., as borrower, Navios South American Logistics Inc., as guarantor, and Banco Bilbao Vizcaya Argentaria Uruguay S.A., as lender.(7)

4.9	Loan Facility Agreement, dated as of February 28, 2022, by and among Navarra Shipping Corporation and Pelayo Shipping Corporation, as borrowers and Alpha Bank S.A., as lender. (9)

4.10	Loan Facility Agreement, dated as of March 23, 2022, by and among Corporación Navios Granos S.A., as borrower and Banco Bilbao Vizcaya Argentaria Uruguay S.A., as lender. (9)

4.11	Free Translation of the Loan Facility Agreement, dated as of March 25, 2022, by and among Ponte Rio S.A., as borrower and Banco Santander S.A., as lender. (9)

8	List of Subsidiaries of Navios South American Logistics Inc.*

11	Code of Ethics(2)

12.1	Section 302 Certifications of Principal Executive Officer.*

12.2	Section 302 Certification of Principal Financial Officer.*

13.1	Section 906 Certification of Principal Executive Officer.*

13.2	Section 906 Certification of Principal Financial Officer.*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Statement of Financial Position as of December 31, 2022 and 2021; (ii) Consolidated Statements of (Loss)/Profit for each of the years ended December 31, 2022, 2021 and 2020; (iii) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2022, 2021 and 2020; (iv) Consolidated Statements of Cash Flows for each of the years ended December 31, 2022, 2021 and 2020; and (v) the Notes to Consolidated Financial Statements as blocks of text.**

*	Filed herewith.

**	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Previously filed with Registration Statement on Form F-4 (Registration No. 333-179250), as filed with the Securities and Exchange Commission on January 31, 2012.

(2)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on April 5, 2012.

(3)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on June 3, 2019.

(4)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on September 12, 2019.

(5)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, as filed with the Securities and Exchange Commission on February 21, 2020.

(6)	Previously filed as with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on July 8, 2020.

(7)	Previously filed with the Company’s Registration Statement on Form F-1, as filed with the Securities and Exchange Commission on March 2, 2021.

(8)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on July 1, 2021.

(9)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, as filed with the Securities and Exchange Commission on April 1, 2022.

(10)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on May 26, 2022.

SIGNATURES

Navios South American Logistics Inc. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

By:	NAVIOS SOUTH AMERICAN LOGISTICS INC.

/s/ Georgios Akhniotis
Name:	Georgios Akhniotis
Title:	Chief Executive Officer

Date: March 27, 2023

F- 1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Navios South American Logistics Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Navios South American Logistics Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of (loss)/profit, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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
Carlos Martin Barbafina Buenos Aires, Argentina March 27, 2023

We have served as the Company’s auditor since 2009.

F- 2

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Expressed in thousands of U.S. dollars — except share data)

	Notes	December 31, 2022	December 31, 2021
ASSETS
Non-current assets
Tangible assets	10	$511,286	$537,128
Assets under construction	10	3,311	713
Intangible assets	11	150,289	153,062
Right-of-use assets	20	10,848	8,003
Deferred tax assets	8	1,010	82
Other assets	12	1,189	2,873
Total non-current assets		$677,933	$701,861
Current Assets
Inventories	13	10,468	8,611
Trade receivables	14	45,962	44,026
Contract assets	4	532	418
Prepayments and other assets	16	8,126	6,176
Deferred tax assets	8	390	—
Cash and cash equivalents	15	49,864	32,580
Restricted cash	15	300	—
Total current assets		$115,642	$91,811
Total Assets		$793,575	$793,672

EQUITY and LIABILITIES
Equity
Issued capital	17	20	20
Share premium		233,441	233,441
Accumulated deficit		(85,795)	(81,353)
Total equity		$147,666	$152,108

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	18	523,751	516,374
Contract liabilities	4	1,313	—
Promissory Note (related party)	21	—	10,000
Lease liabilities	20	10,084	7,656
Provisions	23	733	561
Deferred tax liabilities	8	9,962	10,495
Income tax payable		9	34
Other non-current liabilities		392	575
Total non-current liabilities		$546,244	$545,695
Current liabilities
Trade and other payables	19	61,344	62,325
Contract liabilities	4	3,100	1,473
Interest-bearing loans and borrowings	18	23,544	25,976
Promissory Note (related party)	21	10,000	5,000
Lease liabilities	20	1,677	1,095
Total current liabilities		$99,665	$95,869
Total liabilities		$645,909	$641,564
Total equity and liabilities		$793,575	$793,672

The accompanying notes on pages F-8 to F-69 are an integral part of these consolidated financial statements.

F- 3

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENT OF (LOSS)/PROFIT

(Expressed in thousands of U.S. dollars — except share data)

	Note	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenue	4	$254,154	$222,608	$215,023
Cost of sales	5	(179,323)	(183,283)	(143,722)
Gross profit		$74,831	$39,325	$71,301

Administrative expenses	6	(17,589)	(14,569)	(13,522)
Other operating income	9	1,075	1,465	5,121
Other operating expenses	9	(5,272)	(4,759)	(5,002)
Allowance for expected credit losses on financial assets	14	(320)	(391)	(541)
Operating profit		$52,725	$21,071	$57,357

Finance income	7	598	4,627	8,647
Finance costs	7	(62,065)	(65,236)	(48,928)
Foreign exchange differences, net and other financial results		2,658	2,637	574
Loss on debt extinguishment	18	—	—	(4,157)
Loss from mark to market and disposal of financial asset	21	—	(24,149)	—
(Loss)/profit before tax		$(6,084)	$(61,050)	$13,493

Income tax benefit/(expense)	8	1,642	(5,329)	(1,824)
(Loss)/profit for the year		$(4,442)	$(66,379)	$11,669

The accompanying notes on pages F-8 to F-69 are an integral part of these consolidated financial statements.

F- 4

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Issued capital	Share premium	(Accumulated Deficit)/ Retained Earnings	Total Equity
Balance as at January 1, 2020	$20	$233,441	$82,543	$316,004
Profit for the year	—	—	11,669	11,669
Dividends paid (Note 17)	—	—	(33,881)	(33,881)
Balance as at December 31, 2020	$20	$233,441	$60,331	$293,792
Loss for the year	—	—	(66,379)	(66,379)
Dividends (Note 17)	—	—	(75,305)	(75,305)
Balance as at December 31, 2021	$20	$233,441	$(81,353)	$152,108
Loss for the year	—	—	(4,442)	(4,442)
Balance as at December 31, 2022	$20	$233,441	$(85,795)	$147,666

The accompanying notes on pages F-8 to F-69 are an integral part of these consolidated financial statements.

F- 5

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Operating activities
(Loss)/profit before tax		$(6,084)	$(61,050)	$13,493
Adjustments to reconcile (loss)/profit before tax to net cash flows:
Impairment losses	10	3,195	19,396	—
Depreciation of tangible assets	10	33,296	32,557	30,322
Amortization and impairment of intangible assets	11	2,773	2,772	2,773
Amortization of right-of-use assets	20	712	746	779
Loss on debt extinguishment	18	—	—	4,157
Loss from mark to market and disposal of financial asset	21	—	24,149	—
Movements in provisions	14,23	492	501	576
Finance income	7	(598)	(4,627)	(8,647)
Finance costs	7	62,065	65,236	48,928
Working capital adjustments:
Decrease/(increase) in other non-current assets		1,684	(2,512)	(3,172)
(Decrease)/increase in other non-current liabilities		(183)	286	(20)
Increase in trade receivables		(2,754)	(9,741)	(4,867)
(Increase)/decrease in inventories		(1,857)	1,290	(3,072)
Increase in trade and other payables and contract liabilities		2,230	2,392	80
(Increase)/decrease in prepayments and other assets		(1,950)	524	(1,182)
Interest received		598	8,178	6,591
Interest paid		(58,180)	(60,130)	(25,708)
Income tax paid		(25)	(27)	(48)
Net cash flows from operating activities		$35,414	$19,940	$60,983

Investing activities
Acquisition of tangible assets	10	(12,835)	(10,738)	(7,585)
Acquisition of assets under construction	10	(2,598)	(19,498)	(5,153)
Increase in restricted cash		(300)	—	—
Proceeds from sale of vessels		2,186	—	—
Partial collection of the parent Company loan agreement (related party)	21	—	7,500	—
Loan to parent Company, net of deferred finance income (related party)	21	—	—	(705)
Proceeds from the sale of shares (related party)	21	—	3,704	—
Proceeds from net investment in the lease	20	—	313	189
Net cash flows used in investing activities		$(13,547)	$(18,719)	$(13,254)

Financing activities
Payment of principal portion of lease liabilities	20	(547)	(579)	(695)
Proceeds from 2025 Notes	18	—	—	487,504
Repayment of 2022 Notes	18	—	—	(375,000)
Proceeds from long term debt, net of deferred finance costs	18	37,000	—	13,625
Repayment of long-term debt and payment of principal	18	(31,206)	(13,525)	(105,551)
Repayment of notes payable	18	(4,830)	(5,261)	(4,466)
Dividends paid - Promissory Note	21	(5,000)	(24,146)	(33,881)
Net cash flows used in financing activities		$(4,583)	$(43,511)	$(18,464)
Net increase/(decrease) in cash and cash equivalents		17,284	(42,290)	29,265
Cash and cash equivalents at January 1		32,580	74,870	45,605
Cash and cash equivalents at December 31		$49,864	$32,580	$74,870

F- 6

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Non-cash investing and financing activities:
Transfers from assets under construction to tangible assets	10	$—	$57,107	$—
Seller's credit agreement for the construction of six liquid barges	10,18	$—	$2,246	$11,229
Seller's credit agreement for the acquisition of the 2020 Fleet	10,18	$—	$15,000	$—
Collection of parent Company loan agreement (related party)	21	$—	$62,500	$—
Dividend in kind	17	$—	$(36,159)	$—
Dividend payable - promissory note	21	$—	$15,000	$—
Tangible assets unpaid		$—	$(576)	$—

The accompanying notes on pages F-8 to F-69 are an integral part of these consolidated financial statements.

F- 7

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1. CORPORATE INFORMATION

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest infrastructure and logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on the cabotage trades along the southeastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of December 31, 2022, Navios Maritime Holdings Inc. (“Navios Holdings”) owned 63.8% of Navios Logistics’ stock.

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

(b) Going concern

In considering whether it is appropriate to prepare the financial statements on a going concern basis, management has reviewed the Company’s future cash requirements, covenant compliance and earnings projections. As of December 31, 2022, the Company’s current assets totaled $115,642, while current liabilities totaled $99,665, resulting in a positive working capital position of $15,977.

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

On March 27, 2023, the financial statements were authorized on behalf of Navios Logistics’ board of directors for issuance and filing.

The principal accounting policies are set out below.

F- 8

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

•                    Rights arising from other contractual arrangements; and

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

F- 9

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Entities included in the consolidation:

The accompanying consolidated financial statements  include the following entities:

				Statement of (loss)/profit
Company Name	Country of Incorporation	Nature	Percentage of Ownership	2022	2021	2020
Navios South American Logistics Inc.	Marshall Is.	Holding Company	—	1/1-12/31	1/1-12/31	1/1-12/31
Corporacion Navios S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Energias Renovables del Sur S.A.	Uruguay	Land Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.C.I.	Paraguay	Operating/Barge-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Horamar do Brasil Navegação Ltda	Brazil	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Naviera Alto Parana S.A.	Paraguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Edolmix S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Cartisur S.A.	Uruguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
NP Trading S.A.	British Virgin Islands	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Delta Naval Trade S.A.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Terra Norte Group S.A.	Paraguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Corporacion Navios Granos S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Docas Fluvial do Porto Murtinho S.A.	Brazil	Land Owning Company	95%	1/1-12/31	1/1-12/31	1/1-12/31
Siriande S.A.	Uruguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Grimaud Ventures S.A.(1)	Marshall Islands	Financial Asset Holder Company	100%	—	1/1-7/30	1/21-12/31
Brundir S.A.(2)	Uruguay	Non-Operating Company	100%	1/1-12/31	10/21-12/31	—

(1)	On July 30, 2021, the Company declared and paid a pro rata dividend to its shareholders in shares of Grimaud (as defined herein), representing 100% of Navios Logistics’ equity interest in Grimaud.
(2)	On October 21, 2021, the Company acquired 100% of the common shares of Brundir S.A.. Brundir S.A. is a non-operating company.

F- 10

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

F- 11

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

The fair value for goodwill impairment testing was estimated using the expected present value of real future cash flows in U.S. Dollars, using judgments and assumptions that management believes were appropriate in the circumstances, see Note 2(z). The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the real discount rate used to calculate the present value of real future cash flows and future capital expenditures. EBITDA assumptions including revenue assumptions, general and administrative expense growth assumptions, and direct vessel expenses growth assumptions. The future cash flows from operations were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of each segment, including utilization rates and actual storage capacity. A weighted average cost of capital (“WACC”) was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data regarding risk free rates, risk premiums and systematic risk and on the Company’s cost of equity and debt and its capital structure.

These assumptions could be adversely impacted by the current uncertainty surrounding global market conditions, as well as the competitive environment in which we operate.

As of December 31, 2022, and 2021, the fair value of the reporting units was in significant excess of their carrying values.

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

F- 12

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

Deferred tax assets are classified as non-current assets and current assets. Deferred tax liabilities are classified as non-current liabilities.

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

Revenue from contracts of affreightment (“COA”)/voyage contracts are earned for the carriage of cargo on behalf of the charterer, in the spot market and on contracts of affreightment, from one or more locations of cargo loading to one or more locations of cargo discharge in return for payment of an agreed upon freight rate per ton of cargo plus reimbursement of expenses incurred to the extent that these expenses are not included in the freight rate per ton of cargo. Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached the Company is compensated for the additional time incurred in the form of demurrage revenue. Demurrage is a variable consideration which is recognized when it is highly probable that a significant reversal of this revenue will not occur, over the remaining time of the voyage. In applying its revenue recognition method, management believes that satisfaction of a performance obligation for a voyage charter begins when the vessel arrives at the loading port and ends at the time the discharge of cargo is completed at the discharge port (load to discharge, which is when the contract with the customer expires). The Company uses the output method for measuring the progress towards satisfaction of a performance obligation, i.e. voyage revenue is recognized pro-rata based on time elapsed from loading to the expected date of completion of the discharge.

F- 13

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

F- 14

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Turnover tax

Under the tax laws of Argentina, the Company’s subsidiary in that country is subject to taxes levied on gross revenues, or turnover. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 2.0% for the year ended December 31, 2022, 2021 and 2020. Turnover taxes are recorded net of revenue in the consolidated statements of (loss)/profit and amounted to $1,243 for the year ended December 31, 2022 ($868 in 2021 and $901 in 2020).

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

Costs to fulfil a contract, including voyage and time charter or bareboat charter arrangements (i.e. crew costs, repair and maintenance, insurance costs, port costs, canal tolls, bunkers), from load port to discharge, are recognized in line with satisfaction of the related performance obligation. Full provision is made for any losses expected on contracts with customers in progress at the end of the financial reporting period. Costs to fulfil a contract are included in “Cost of sales” line of consolidated statement of (loss)/profit.

F- 15

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

(j) Income Taxes

Income tax benefit/(expense) represents the sum of the current tax and deferred tax.

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

F- 16

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

As a result of the Law 27,630, voted by the Argentinean Parliament in June 2021, income tax rates and scales were modified for the fiscal periods starting as of January 1, 2021. Scales are updated annually as per inflation. Income tax liabilities of the Argentinean subsidiaries for the current period is measured at the amount expected to be paid to the taxation authorities using a tax rate of 35% on any taxable profit above 76 million Argentinean pesos or $429, 30% on any taxable profit between 8 million Argentinean pesos or $42 and 76 million Argentinean pesos or $429, and 25% on any taxable profit below 8 million Argentinean pesos or $42. The Law 27,630 replaced the income tax rates and scales enacted by the Law 27,541, voted by the Parliament on December 23, 2019, which had made changes to the income tax law in Argentina. The Law 27,541, had modified the rates for income taxes applicable for the fiscal years beginning on January 1, 2020 and 2021. In measuring its income tax assets and liabilities, the Company used the rate that is expected to be enacted at the time of the reversal of the asset or liability in the calculation of the deferred tax for the items related to Argentina. An income tax rate of 35% was applied on temporary differences, reversals of which are expected to occur in respect of 2021 fiscal year and onwards. Due to these changes in the Argentinean income tax rates, the Company has recorded an income tax expense of $2,112 during the year ended December 31, 2021.

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

F- 17

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

Tax regimes in which company operates

Argentinean companies have open tax years ranging from 2017 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2019 and onwards. The Company is generally not able to reliably estimate the ultimate settlement amounts until the close of an audit. The Company classifies interest and penalties, related to income taxes in the consolidated statements of (loss)/profit under income taxes.

Uncertain tax positions

At any point in time, the Company may have tax audits underway at various stages of completion. The Company evaluates the tax positions and establishes liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite the Company’s belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Such adjustments are reflected in the tax provision as appropriate. As of December 31, 2022 and 2021, no assets or liability exists in statement of financial position that relates to an uncertain tax position for which the Company considers necessary to provide a relevant amount.

F- 18

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

ii) Group companies

The Company’s and its subsidiaries’ functional currency and reporting currency is the U.S. dollar. The Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reais and Paraguayan guaranies. However, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the consolidated statement of (loss)/profit.

iii) Exchange rates

For the purposes of these consolidated financial statements, the exchange rates used are as follows:

Exchange rates	2022 closing	2022 average	2021 closing	2021 average	2020 closing	2020 average
Uruguay pesos	40.07	41.16	44.70	43.55	42.37	42.01
Argentina pesos	177.16	130.81	102.72	95.19	84.15	70.65
Paraguay guarani	7,339.72	6,987.14	6,887.40	6,783.73	6,941.65	6,784.26
Brazilian reais	5.2177	5.1655	5.5805	5.3956	5.20	5.16

The foreign currency differences, net and other financial results recognized in the consolidated statements of (loss)/profit for each of the years ended December 31, 2022, 2021 and 2020 were $2,658 gain, $2,637 gain and $574 gain, respectively.

F- 19

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

Barges, pushboats and other vessels acquired as part of a business combination are recorded at fair value on the date of acquisition and if acquired as an asset acquisition are recorded at cost (including transaction costs). All other barges, pushboats and other vessels acquired are stated at cost, which consists of the contract price, borrowing cost and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the assets. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of the sale or retirement and any gain or loss is included in the accompanying consolidated statements of (loss)/profit. We also capitalize interest on long-term construction projects.

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

F- 20

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Port terminals and other fixed assets, net

Port terminals acquired as part of a business combination are recorded at fair value on the date of acquisition. All other port terminals and other fixed assets are stated at cost and are depreciated utilizing the straight-line method at rates equivalent to their estimated economic useful lives. Other fixed assets mainly consist of office equipment and cars. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of (loss)/profit.

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

A previously recognized impairment loss is reversed only if there has been a change in estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior periods. Such reversal is recognized in the statement of (loss)/profit.

In evaluating the carrying values of its tanker vessels, pushboats and barges and other long-lived assets that operate in the Cabotage, Barge and Port Businesses of the Company, management reviews certain indicators, such as: changes in the extent or manner in which the Company’s long-lived assets are being used or in their physical condition; any adverse change in legal factors or the business climate that could affect the value of the vessels of the company or an adverse assessment by a regulator; any expectation that, more likely than not, a vessel will be sold or otherwise disposed of significantly before the end of its previously estimated useful life; current and potential employment of the vessels, asset sales and purchases, business plans and overall market conditions. In accordance with accounting for long-lived assets, management determines projected discounted cash flows for each asset group and compares it to its carrying amount. In the event that projected discounted cash flows for an asset group is less than its carrying amount, then management reviews fair values and compares them to the asset group’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows.

F- 21

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

During the fourth quarter of 2022, Navios Logistics completed the sale of vessel Malva H for a sale price of $2,186. The impairment loss amounted to $778, being the difference of vessel’s carrying value and fair value, recorded in the third quarter of 2022, is included in the consolidated statements of (loss)/profit under the caption “Cost of sales.” Please see Note 10. The fair value was determined based on the agreed sale’s price. No impairment triggering events were identified and consequently no impairment loss was recorded on any of the remaining tanker vessels of the Company during the year ended December 31, 2022.

As of December 31, 2021, the Company had identified certain impairment indicators in two of its product tanker vessels, which the Company considers each as a separate CGU, operating in the Cabotage Business, and as such, an impairment assessment was performed. As a result, the Company recognized an impairment loss of $19,396 which was recognized in the Company’s consolidated statement of (loss)/profit under the caption “Cost of sales”, which is further analyzed in Note 10.

No impairment loss was recorded as of December 31, 2020 for the Cabotage Business.

As of December 31, 2022, it was determined that certain impairment indicators existed with regards to the Barge Business. In this respect, management determined the projected discounted cash flows of this asset group and compared it to its carrying amount. The significant factors and assumptions used in the discounted projected net operating cash flow analysis included: (1) the estimated daily time charter equivalent rate for the unfixed days (based on a combination of one-year average historical time charter equivalent rates and the 10-year average historical rate of the annual time charter equivalent rates) over the remaining economic life of the Barge Business (calculated based on the average age of the pushboats and barges, weighted on the basis of their book value), excluding days of scheduled off-hires; (2) direct vessel expenses and amortization of deferred drydock and special survey costs (based on a three-year average historical expenses rate assuming an increase of 1% from the second year onwards); and (3) other expenses and general and administrative expenses (based on three-year average historical expenses rate). Based on the results of the assessment no impairment loss was required as of December 31, 2022. Navios Logistics believes this approach to be objective for forecasting charter rates over an extended time period for long-lived assets and consistent with the cyclicality of the industry.

In the third quarter of 2022, the Company recorded an impairment loss of $2,417 for certain barges, representing the difference between the fair value and the carrying value together with the carrying value of deferred drydock and special survey costs, if any, related to these barges, which is included in the consolidated statements of (loss)/profit under the caption “Cost of sales.” Please see Note 10. The fair value was determined based on the agreed or expected sale’s price as the case may be.

No impairment loss was recorded as of December 31, 2021 and 2020 for the Barge Business.

No impairment triggering events were identified, and consequently no impairment loss was recorded for the long lived assets operating under the Port Terminal Business for any of the years presented.

(p) Intangible assets

Navios Logistics’ intangible assets consist of customer relationships and port terminal operating rights.

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

Years
Port terminal operating rights	47
Customer relationships	20

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

F- 22

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The capitalization rate is calculated using the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, excluding borrowings made specifically for the purpose of obtaining a qualifying asset, provided that substantially all the activities necessary to prepare that qualifying asset for its intended use or sale are complete. The amount of borrowing costs that the Company capitalizes during a period does not exceed the amount of borrowing costs incurred during that period. All other borrowing costs are recognized in the statement of (loss)/profit in the period in which they are incurred.

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

F- 23

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

(s) Financial instruments - initial recognition and subsequent measurement

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

F- 24

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

F- 25

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

This category includes investments in debt security which the Company had not irrevocably elected to classify at fair value through OCI. See Note 22.

F- 26

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

•        Disclosures for significant assumptions. See Note 2(z).

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

F- 27

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

F- 28

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

Fair value measurements

The Company measures financial instruments such as the 2025 Notes at fair value at each financial position date.

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

F- 29

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Fair-value related disclosures for financial instruments and non-financial assets that are measured at fair value or where fair values are disclosed, are summarized in the following notes:

•        Disclosures for valuation methods, significant estimates and assumptions –See Note 2(z).

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

(v) Restricted cash

As of December 31, 2022 and 2021, restricted cash included $300 and nil, respectively, which related to amounts held in escrow accounts in relation to certain agreements.

(w) Provisions

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

F- 30

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

(x) Employee benefits

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

(y) (Loss)/Earnings per share

Basic (loss)/earnings per share are computed by dividing profit by the weighted average number of common shares outstanding during the years presented. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net earnings per share. See Note 24.

(z) Significant accounting judgments, estimates and assumptions

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

As a result, the Company recognized an impairment loss for an aggregate amount of $19,396 for two of its product tanker vessels, the Malva H and Sara H built in 2006 and 2007, respectively. The Company determined there was no potential impairment for the remaining six vessels. See Note 10.

F- 31

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

Management uses its judgment as well as the available information from the Company’s legal department, in order to assess the likely outcome of these claims and if it is more likely than not that the Company will lose a claim, then a provision is recognized. Provisions for legal claims, if required, are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period (See Note 23).

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

F- 32

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount of a CGU is determined for impairment tests purposes based on value-in-use calculations which require the use of assumptions. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The calculations use cash flow projections based on financial budgets approved by management. Cash flows beyond the period over which projections are available are extrapolated using estimated growth rates and historical average rates. These growth rates are consistent with forecasts included in countries or industry reports specific to the countries and segments in which each CGU operates. As of December 31, 2022 and 2021, growth rates used were 2.7% and 2.6%. The key assumptions used to determine the recoverable amount for the different CGUs, or assets, including a sensitivity analysis, are disclosed and further explained in Notes 2(d) and 2(o).

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

•	Amendments to IAS 1 Classification of Liabilities as Current or Non-current

The narrow-scope amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as either current or non current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. Since approving these amendments, the IASB has issued an exposure draft proposing further changes and the deferral of the amendments until at least 1 January 2024. The Company estimates that its application will not have a significant impact on the Company’s consolidated financial statements.

•	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

The IASB amended IAS 1 to require entities to disclose their material rather than their significant accounting policies. The amendments define what is ‘material accounting policy information’ and explain how to identify when accounting policy information is material. They further clarify that immaterial accounting policy information does not need to be disclosed. If it is disclosed, it should not obscure material accounting information. The amendments are effective for annual reporting periods beginning on or after 1 January 2023. Earlier application is permitted. The Company estimates that its application will not have a significant impact on the Company’s consolidated financial statements.

•	Amendment to IFRS 16 – Leases on sale and leaseback

In September 2022 the IASB has issued narrow-scope amendments to the requirements for sale and leaseback transactions in IFRS 16 explaining how a seller-lessee accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or a rate are most likely to be impacted. The amendments are effective for annual reporting periods beginning on or after 1 January 2024, but they could be early adopted. The Company estimates that its application will not have a significant impact on the Company’s consolidated financial statements.

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

The amendment was issued in February 2021. Clarifies the treatment of estimates required in the application of accounting policies. Amendments are applicable to fiscal years beginning on or after January 1, 2023, allowing for early adoption. Their application will not have an impact on the Company’s consolidated financial statements.

F- 33

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

 Impact of standards issued and adopted

The Company has applied the following standards and/or amendments for the first time as of January 1, 2022:

•	IFRS 3: Business Combinations (Amendments)

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and to add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The Amendments were effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2022.

•	Annual Improvements to IFRS Standards – 2018-2020 Cycle

The amendment was issued in May 2020 and are applicable to annual periods starting as from January 1, 2022.

•	IAS 16 Property, Plant and Equipment

The amendment was issued in May 2020. The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related costs in profit or loss. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities. Amendments were applicable to fiscal years starting on or after January 1, 2022.

•	IAS 37 Provisions, Contingent Liabilities and Contingent Assets

The amendment was issued in May 2020. It clarifies the scope of the concept of fulfillment cost of an onerous contract. It specifies which costs a company includes when assessing whether a contract will be loss-making. Amendments were applicable to fiscal years starting on or after January 1, 2022.

The application of the detailed standards and amendments did not have any significant impact on the consolidated financial statements of the Company.

F- 34

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 3: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company of which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use profit to evaluate operating performance of each segment. The guidance also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Navios Logistics has three reportable segments: Port Terminal Business, Cabotage Business and Barge Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

The Port Terminal Business segment

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

(i) Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal facilities in Uruguay based on throughputs. Its dry port terminal operations are comprised of two port terminals, one for agricultural and forest-related exports (the “Grain Port Terminal”) and one for mineral-related exports (the “Iron Ore Port Terminal”) which are located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers. The Grain Port Terminal, together with the Iron Ore Port Terminal, may be collectively referred to in this report as the “Dry Port Terminals.”

(ii) Liquid port terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas (the “Liquid Port Terminal”) in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. The Liquid Port Terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. In addition, in October 2022, Navios Logistics commenced providing bunkering services using floating storage capacity in the port of Nueva Palmira.

The Cabotage Business segment

Navios Logistics owns and operates ocean-going vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of five ocean-going product tanker vessels, a river and estuary tanker vessel and a bunker vessel. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

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

F- 35

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Cabotage Business segment and the Barge Business segment for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31, 2022
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$118,479	$52,192	$83,483	$254,154
Cost of sales	(34,992)	(45,716)	(98,615)	(179,323)
Gross profit/(loss)	$83,487	$6,476	$(15,132)	$74,831
Administrative expenses	(4,228)	(2,790)	(10,571)	(17,589)
Other operating income	123	245	707	1,075
Other operating expenses	—	(2,163)	(3,109)	(5,272)
Allowance for expected credit losses on financial	(80)	—	(240)	(320)
Operating profit/(loss)	$79,302	$1,768	$(28,345)	$52,725
Finance income	235	97	266	598
Finance costs	(24,946)	(9,814)	(27,305)	(62,065)
Foreign exchange differences, net and other financial results	(382)	(626)	3,666	2,658
Profit/(loss) before tax	$54,209	$(8,575)	$(51,718)	$(6,084)
Income tax expense	—	657	985	1,642
Profit/(loss) for the year	$54,209	$(7,918)	$(50,733)	$(4,442)

	Year Ended December 31, 2021
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$104,545	$34,909	$83,154	$222,608
Cost of sales	(40,153)	(55,293)	(87,837)	(183,283)
Gross profit/(loss)	$64,392	$(20,384)	$(4,683)	$39,325
Administrative expenses	(3,429)	(2,260)	(8,880)	(14,569)
Other operating income	760	—	705	1,465
Other operating expenses	(3)	(1,402)	(3,354)	(4,759)
Allowance for expected credit losses on financial	(73)	—	(318)	(391)
Operating profit/(loss)	$61,647	$(24,046)	$(16,530)	$21,071
Finance income	1,780	957	1,890	4,627
Finance costs	(23,647)	(12,995)	(28,594)	(65,236)
Foreign exchange differences, net and other financial results	(62)	(336)	3,035	2,637
Loss from mark to market and disposal of financial asset	(9,276)	(4,987)	(9,886)	(24,149)
Profit/(loss) before tax	$30,442	$(41,407)	$(50,085)	$(61,050)
Income tax expense	—	(1,933)	(3,396)	(5,329)
Profit/(loss) for the year	$30,442	$(43,340)	$(53,481)	$(66,379)

F- 36

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Year Ended December 31, 2020
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$102,683	$45,254	$67,086	$215,023
Cost of sales	(42,009)	(32,214)	(69,499)	(143,722)
Gross profit	$60,674	$13,040	$(2,413)	$71,301
Administrative expenses	(3,144)	(2,069)	(8,309)	(13,522)
Other operating income	4,329	(3)	795	5,121
Other operating expenses	(3)	(1,969)	(3,030)	(5,002)
Allowances for expected credit losses on financial	(103)	(164)	(274)	(541)
Operating profit/(loss)	$61,753	$8,835	$(13,231)	$57,357
Finance income	3,298	1,807	3,542	8,647
Finance costs	(19,976)	(8,049)	(20,903)	(48,928)
Foreign exchange differences, net and other financial results	(343)	344	573	574
Loss on debt extinguishment	(1,586)	(869)	(1,702)	(4,157)
Profit/(loss) before tax	$43,146	$2,068	$(31,721)	$13,493
Income tax (expense)/income	—	(2,050)	226	(1,824)
Profit/(loss) for the year	$43,146	$18	$(31,495)	$11,669

For the Cabotage Business segment and for the Barge Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not practicable to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels, including constructions in progress, amounted to $315,667 and $334,329 at December 31, 2022 and 2021, respectively.

All the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment amounted to $196,587 and $200,932 as of December 31, 2022 and 2021, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Cabotage Business segment and to the Barge Business segment, collectively, amounted to $8,873 and $10,648 as of December 31, 2022 and 2021, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $37,320 and $38,318, respectively.

Goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Cabotage Business and the Barge Business, respectively, for all periods presented.

F- 37

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 4: REVENUE

4.1 Disaggregated revenue information

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2021	2020
COA/Voyage revenues	$77,798	$77,485	$53,649
Time chartering revenues non-lease component	31,995	17,224	24,765
Dry port terminal revenues	96,311	78,740	73,112
Storage fees (dry port) revenues	2,233	1,518	3,364
Dockage revenues	6,596	3,876	3,948
Sale of products revenues-liquid port terminal	5,183	13,776	17,272
Liquid port terminal revenues	7,010	5,734	4,606
Other dry port terminal revenue	1,146	901	381
Turnover tax-non lease component	(673)	(361)	(375)
Revenue from contracts with customers	$227,599	$198,893	$180,722

Time chartering revenues lease component	$27,125	$24,222	$34,827
Turnover tax-lease component	(570)	(507)	(526)
Total revenue	$254,154	$222,608	$215,023

Set out below, is the reconciliation of the revenue from contracts with customers with the amounts disclosed in the segment information (Note 3):

	For the year ended December 31, 2022
	Port Terminal Business	Cabotage Business	Barge Business	Total
COA/Voyage revenues	$—	$1,935	$75,863	$77,798
Time chartering revenues non-lease component	—	27,761	4,234	31,995
Dry port terminal revenues	96,311	—	—	96,311
Storage fees (dry port) revenues	2,233	—	—	2,233
Dockage revenues	6,596	—	—	6,596
Sale of products revenues-liquid port terminal	5,183	—	—	5,183
Liquid port terminal revenues	7,010	—	—	7,010
Other dry port terminal revenue	1,146	—	—	1,146
Turnover tax-non lease component	—	(563)	(110)	(673)
Revenue from contracts with customers	$118,479	$29,133	$79,987	$227,599
Time chartering revenues lease component	—	23,535	3,590	27,125
Turnover tax-lease component	—	(476)	(94)	(570)
Total revenue	$118,479	$52,192	$83,483	$254,154

F- 38

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	For the year ended December 31, 2021
	Port Terminal Business	Cabotage Business	Barge Business	Total
COA/Voyage revenues	$—	$2,804	$74,681	$77,485
Time chartering revenues non-lease component	—	13,604	3,620	17,224
Dry port terminal revenues	78,740	—	—	78,740
Storage fees (dry port) revenues	1,518	—	—	1,518
Dockage revenues	3,876	—	—	3,876
Sale of products revenues-liquid port terminal	13,776	—	—	13,776
Liquid port terminal revenues	5,734	—	—	5,734
Other dry port terminal revenue	901	—	—	901
Turnover tax-non lease component	—	(261)	(100)	(361)
Revenue from contracts with customers	$104,545	$16,147	$78,201	$198,893
Time chartering revenues lease component	—	19,129	5,093	24,222
Turnover tax-lease component	—	(367)	(140)	(507)
Total revenue	$104,545	$34,909	$83,154	$222,608

	For the year ended December 31, 2020
	Port Terminal Business	Cabotage Business	Barge Business	Total
COA/Voyage revenues	$—	$2,721	$50,928	$53,649
Time chartering revenues non-lease component	—	18,021	6,744	24,765
Dry port terminal revenues	73,112	—	—	73,112
Storage fees (dry port) revenues	3,364	—	—	3,364
Dockage revenues	3,948	—	—	3,948
Sale of products revenues-liquid port terminal	17,272	—	—	17,272
Liquid port terminal revenues	4,606	—	—	4,606
Other dry port terminal revenue	381	—	—	381
Turnover tax-non lease component	—	(345)	(30)	(375)
Revenue from contracts with customers	$102,683	$20,397	$57,642	$180,722
Time chartering revenues lease component	—	25,342	9,485	34,827
Turnover tax-lease component	—	(485)	(41)	(526)
Total revenue	$102,683	$45,254	$67,086	$215,023

4.2 Contract balances

	December 31, 2022	December 31, 2021
Trade receivable from contract with customers (Note 14)	$45,962	$44,026
Contract assets (Note 2(g))	$532	$418
Contract liabilities (Note 2(g))	$4,413	$1,473

4.3 Performance obligations

Trade receivables from contracts with customers represent net amounts receivable from customers in respect of voyage charters, port terminals and in respect of time charters for the non-lease (service component) of the receivable.

F- 39

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

As of December 31, 2022, the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period were as follows:

Amount
2023	$104,676
2024	96,692
2025	82,664
2026	65,135
2027	58,573
2028 and thereafter	572,574
Total	$980,314

NOTE 5: COST OF SALES

Cost of sales for the years ended December 31, 2022, 2021 and 2020 were as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Time charter, voyage and port terminal expenses	$63,307	$55,110	$46,312
Direct vessel expenses	72,038	60,475	48,748
Cost of products sold-Liquid Port Terminal	4,794	13,345	16,129
Depreciation and amortization	35,989	34,957	32,533
Impairment losses	3,195	19,396	—
Total cost of sales	$179,323	$183,283	$143,722

F- 40

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

A)	Time charter, voyage and port terminal expenses

Time charter, voyage and port terminal expenses for the years ended December 31, 2022, 2021 and 2020 were as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Fuel	$28,111	$20,710	$13,488
Time charter	4,058	5,887	6,587
Ports payroll and related costs	10,898	8,651	8,036
Ports repairs and maintenance	1,950	2,038	1,862
Ports rent	1,101	887	992
Ports insurances	2,974	2,954	2,943
Docking expenses	3,088	3,382	2,712
Maritime and regulatory fees	1,297	1,455	1,301
Towing expenses	3,891	5,348	4,193
Other expenses	5,939	3,798	4,198
Total	$63,307	$55,110	$46,312

B)	Direct vessel expenses

Direct vessel expenses for the years ended December 31, 2022, 2021 and 2020 were as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Payroll and related costs	$43,937	$35,253	$27,698
Insurances	5,202	4,370	3,982
Repairs and maintenance	6,366	4,820	6,568
Lubricants	1,210	939	794
Victualing	1,950	1,704	1,317
Travel expenses	3,461	2,761	2,028
Stores	3,032	2,996	2,486
Other expenses	6,880	7,632	3,875
Total	$72,038	$60,475	$48,748

C)	Depreciation and amortization

Depreciation and amortization for the years ended December 31, 2022, 2021 and 2020 were as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Depreciation of tangible assets	$33,046	$32,028	$29,611
Depreciation of RoU asset	170	157	149
Amortization of intangible assets	2,773	2,772	2,773
Total	$35,989	$34,957	$32,533

F- 41

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 6: ADMINISTRATIVE EXPENSES

Administrative expenses for the years ended December 31, 2022, 2021 and 2020 were as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Payroll and related costs	$7,055	$5,988	$5,231
Professional fees	4,612	4,499	3,733
Other expenses	5,130	2,964	3,217
Depreciation of RoU asset	542	589	630
Depreciation of tangible assets	250	529	711
Total	$17,589	$14,569	$13,522

As of December 31, 2022, the Company employed 412 land-based employees: 27 employees in the Asuncion, Paraguay office, 53 employees at the port facility in San Antonio, Paraguay, 99 employees in the Buenos Aires, Argentina office, six employees in the Montevideo, Uruguay office, 215 employees at the dry port facilities in Uruguay, and 12 employees in the Corumba, Brazil office and 577 seafarers as crew on their vessels.

NOTE 7: FINANCE INCOME & COSTS

Finance income for the years ended December 31, 2022, 2021 and 2020 were as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Finance income from short term deposits	$598	$237	$209
Finance income from loan to parent (Note 21)	—	4,222	8,277
Other finance income	—	168	161
Total finance income	$598	$4,627	$8,647

Finance costs for the years ended December 31, 2022, 2021 and 2020 were as follows:

	For the year ended December 31,
	2022	2021	2020
Interest on debts and borrowings	$56,908	$56,327	$45,516
Deferred finance cost	3,937	3,509	2,806
Interest on lease liabilities	717	678	606
Other finance costs	503	4,722	—
Total finance costs	$62,065	$65,236	$48,928

Foreign exchange differences, net and other financial results for the year ended December 31, 2022, comprise a $259 loss and a $2,917 gain. Foreign exchange differences, net for the year ended December 31, 2021, comprise a $85 loss and a $2,722 gain. Foreign exchange differences, net for the year ended December 31, 2020, comprise a $109 loss and a $683 gain.

F- 42

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 8: INCOME TAX / DEFERRED TAX

As indicated in Note 1, the Company is a Marshall Islands corporation. However, the Company is subject to tax in Argentina, Paraguay and Brazil, and with respect to its cabotage operations in Uruguay, jurisdictions where certain of its subsidiaries operate. The Company’s operations in Panama and the port and international barge transportation services in Uruguay are not taxed. The corporate income tax rate in Argentina, Paraguay, Brazil, and Uruguay is 30%, 10%, 34%, and 25%, respectively for the year ended December 31, 2022.

The components of (loss)/profit before income taxes in consolidated statements of income for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Argentina	$(3,671)	$(12,843)	$129
Paraguay	(5,572)	(10,232)	(9,619)
Uruguay	39,160	12,835	50,271
Panama	(34,283)	(47,055)	(27,745)
Marshall Islands	(1,618)	(3,356)	478
Brazil	(100)	(399)	(21)
Total (loss)/profit before income taxes and noncontrolling interest	$(6,084)	$(61,050)	$13,493

Income tax benefit/(expense) is comprised of:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Current	(127)	(2,603)	(1,282)
Deferred	2,093	(1,511)	(360)
Total Argentina	$1,966	$(4,114)	$(1,642)
Current	(8)	1	(45)
Deferred	(4)	5	7
Total Brasil	$(12)	$6	$(38)
Current	(76)	(206)	(54)
Deferred	(236)	(373)	(90)
Total Paraguay	$(312)	$(579)	$(144)
Current	—	—	—
Deferred	—	(642)	—
Total Uruguay	—	(642)	—
Total income tax (expense)/ benefit	$1,642	$(5,329)	$(1,824)

F- 43

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The net loss subject to income taxes corresponds to the operations in Argentina, Brazil, Paraguay, and the cabotage operations in Uruguay:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Expense/(benefit) before income taxes and noncontrolling interest	$(6,084)	$(61,050)	$13,493
Panama, Marshall Islands, Uruguay Port/Barge (not taxed)	$(3,259)	$40,145	$(23,004)
Net loss subject to income taxes	$(9,343)	$(20,905)	$(9,511)

Reconciliation of taxes calculated based on statutory tax rates to income tax benefit/(expense):

	December 31, 2022	December 31, 2021	December 31, 2020
Income tax calculated at the tax rates applicable to profits in the respective countries benefit/(expense)	$1,693	$5,012	$930
Tax effect of amounts which are not (deductible)/taxable in calculating taxable income
Allocation of parent company expenses, not deductible for local income tax	$(532)	$(4,231)	$(845)
Foreign exchange losses/gains in $, not (deductible)/taxable for local income tax	$756	$874	$129
Impact of changes in local income tax rate on future years deferred tax, not taxable for local income tax	$—	$(2,112)	$—
Other local GAAP and local tax return adjustments	$(275)	$(4,872)	$(2,038)
Total income tax benefit/(expense)	$1,642	$(5,329)	$(1,824)

The components of deferred income taxes included on the consolidated financial position were as follows:

	December 31, 2022	December 31, 2021
Deferred income tax assets:
Property, plant and equipment, net	$390	$—
Total current deferred income tax assets	$390	$—
Deferred income tax assets:
Future deductible differences	68	82
Property, plant and equipment, net	942	—
Total non-current deferred income tax assets	$1,010	$82
Total deferred income tax assets	$1,400	$82
Deferred income tax liability:
Intangible assets	(3,117)	(3,740)
Property, plant and equipment, net	(4,117)	(4,255)
Tax inflation adjustment in Argentina	(485)	(1,319)
Other	(2,243)	(1,181)
Total deferred income tax liability	$(9,962)	$(10,495)
Net deferred income tax liability	$(8,562)	$(10,413)

F- 44

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The evolution of the deferred income tax assets and liabilities included on the consolidated financial position was as follows:

Deferred income tax assets	Future deductible differences	Property, plant and equipment	Total Deferred Income Tax Assets
At January 1, 2020	$785	$—	$785
Variance of nondeductible unpaid intercompany balances	488	—	488
Other	(582)	—	(582)
At December 31, 2020	$691	$—	$691
Variance of nondeductible unpaid intercompany balances	(466)	—	(466)
Nondeductible impact of vessel impairment	(642)	—	(642)
Changes in income tax rate	80	—	80
Other	419	—	419
At December 31, 2021	$82	$—	$82
Future deductible CPI adjusted tax depreciations	—	1,332	1,332
Other	(14)	—	(14)
At December 31, 2022	$68	$1,332	$1,400

Deferred income tax liabilities	Intangible Assets	Property, Plant, and Equipment	Other deferred tax liabilities	Total Deferred Income Tax Liabilities
At January 1, 2020	$(3,745)	$(3,225)	$(1,305)	$(8,275)
Depreciations and Amortizations	446	71	—	517
Tax inflation adjustment in Argentina	—	—	(1,448)	(1,448)
Other	—	—	623	623
At December 31, 2020	$(3,299)	$(3,154)	$(2,130)	$(8,583)
Depreciations and Amortizations	488	82	—	570
Changes in income tax rate	(929)	(1,183)	—	(2,112)
Tax inflation adjustment in Argentina	—	—	477	477
Other	—	—	(847)	(847)
At December 31, 2021	$(3,740)	$(4,255)	$(2,500)	$(10,495)
Depreciations and Amortizations	623	138	—	761
Tax inflation adjustment in Argentina	—	—	834	834
Other	—	—	(1,062)	(1,062)
At December 31, 2022	$(3,117)	$(4,117)	$(2,728)	$(9,962)

F- 45

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 9: OTHER OPERATING INCOME & EXPENSE

Other operating income for the years ended December 31, 2022, 2021 and 2020 were as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Gain from insurance claims (1)	$761	$1,203	$4,852
Gain from provisions	36	—	—
Other income	278	262	269
Total	$1,075	$1,465	$5,121

(1)	For the year ended December 31, 2020, includes $4,102 related to settlement regarding a storage and transshipment contract in the Grain Port Terminal (Note 25).

Other operating expense for the years ended December 31, 2022, 2021 and 2020 were as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Taxes other than income taxes	$5,272	$4,649	$4,863
Provisions	—	110	139
Total	$5,272	$4,759	$5,002

NOTE 10: TANGIBLE ASSETS AND ASSETS UNDER CONSTRUCTION

Tangible assets

Tangible assets consist of the following:

Tanker vessels, barges and pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2020	$521,375	$(198,508)	$322,867
Additions	1,931	(18,475)	(16,544)
Write-down	(308)	—	(308)
Balance December 31, 2020	$522,998	$(216,983)	$306,015
Additions	2,445	(20,315)	(17,870)
Impairment loss	(24,769)	5,373	(19,396)
Transfer from assets under construction	51,461	—	51,461
Balance December 31, 2021	$552,135	$(231,925)	$320,210
Additions	6,130	(20,998)	(14,868)
Impairment loss	(14,920)	12,457	(2,463)
Sale of vessel	(2,186)	—	(2,186)
Balance December 31, 2022	$541,159	$(240,466)	$300,693

F- 46

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Deferred dry dock and special survey costs	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2020	$51,185	$(40,055)	$11,130
Additions	4,296	(3,959)	337
Balance December 31, 2020	$55,481	$(44,014)	$11,467
Additions	6,774	(4,122)	2,652
Balance December 31, 2021	$62,255	$(48,136)	$14,119
Additions	5,943	(4,356)	1,587
Impairment loss	(1,515)	783	(732)
Balance December 31, 2022	$66,683	$(51,709)	$14,974

Dry port terminals	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2020	$224,772	$(34,184)	$190,588
Additions	870	(6,915)	(6,045)
Write-down	(88)	76	(12)
Balance December 31, 2020	$225,554	$(41,023)	$184,531
Additions	1,510	(7,274)	(5,764)
Disposal	(130)	169	39
Transfers from assets under construction	3,803	—	3,803
Balance December 31, 2021	$230,737	$(48,128)	$182,609
Additions	604	(7,339)	(6,735)
Balance December 31, 2022	$231,341	$(55,467)	$175,874

Oil storage plant and port facilities for liquid cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2020	$29,190	$(12,777)	$16,413
Additions	—	(301)	(301)
Balance December 31, 2020	$29,190	$(13,078)	$16,112
Additions	10	(355)	(345)
Transfers from assets under construction	1,843	—	1,843
Balance December 31, 2021	$31,043	$(13,433)	$17,610
Additions	188	(396)	(208)
Balance December 31, 2022	$31,231	$(13,829)	$17,402

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2020	$7,830	$(4,960)	$2,870
Additions	488	(672)	(184)
Balance December 31, 2020	$8,318	$(5,632)	$2,686
Additions	385	(491)	(106)
Balance December 31, 2021	$8,703	$(6,123)	$2,580
Additions	22	(207)	(185)
Disposals	(52)	—	(52)
Balance December 31, 2022	$8,673	$(6,330)	$2,343

F- 47

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Total	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2020	$834,352	$(290,484)	$543,868
Additions	7,585	(30,322)	(22,737)
Write-down	(396)	76	(320)
Balance December 31, 2020	$841,541	$(320,730)	$520,811
Additions	11,124	(32,557)	(21,433)
Disposal	(130)	169	39
Impairment loss	(24,769)	5,373	(19,396)
Transfer from assets under construction	57,107	—	57,107
Balance December 31, 2021	$884,873	$(347,745)	$537,128
Additions	12,887	(33,296)	(20,409)
Impairment loss	(16,435)	13,240	(3,195)
Sale of vessel	(2,186)	—	(2,186)
Disposals	(52)	—	(52)
Balance December 31, 2022	$879,087	$(367,801)	$511,286

Certain assets of the Company have been pledged as collateral for loan facilities. As of December 31, 2022, 2021 and 2020, the net book value of such assets was $111,797, $118,438, $101,145, respectively.

In October 2022, the Company completed the sale to an unrelated third party of the Malva H. The impairment loss amounted to $778 and is included in the consolidated statements of (loss)/profit under the caption “Cost of sales.”

As of December 31, 2022, the Company recorded an impairment loss of $2,417 for certain barges, representing the difference between the fair value and the carrying value together with the carrying value of deferred drydock and special survey costs, if any, related to these barges, which is included in the consolidated statements of (loss)/profit under the caption “Cost of sales.”

As of December 31, 2021, after considering certain impairment indicators that affected the way the tanker vessels Malva H and Sara H are expected to be used, the Company performed an impairment assessment in accordance with its accounting policy (Note 2). The estimated recoverable amounts were lower than the respective carrying amounts of each vessel and, consequently, an aggregate impairment loss of $19,396 was recognized in the consolidated statement of (loss)/profit for the year ended December 31, 2021, as illustrated below:

	As of and for the year ended December 31, 2021
Vessel	Initial carrying amount	Impairment loss	Net book value (fair value)
Malva H	$9,036	$(5,786)	$3,250
Sara H	$17,860	$(13,610)	$4,250

No impairment loss was recognized during the year ended December 31, 2020.

Since 2018, Navios Logistics has acquired approximately 9.0 hectares of undeveloped land located in Port Murtinho, Brazil, for a total cost of $1,580. Navios Logistics plans to develop this land for its port operations.

F- 48

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Assets under construction

As of December 31, 2022, Navios Logistics has paid $1,907 for the construction of a new stockpile in its Iron Ore Port Terminal, which is included under the caption “Assets under construction” in its consolidated statement of financial position.

As of December 31, 2022 and 2021, Navios Logistics has paid $807 and $713, respectively, for capitalized expenses for the development of its port operations in the Port Murtinho region of Brazil, which is included under the caption “Assets under construction” in its consolidated statement of financial position.

As of December 31, 2022, Navios Logistics has paid $597 for the construction of a crane in the Iron Ore Port Terminal, which is included under the caption “Assets under construction” in its consolidated statement of financial position.

During the first quarter of 2021, Navios Logistics completed the construction of six liquid barges. As of December 31, 2021, a total of $19,501 was transferred to “Tangible assets” in its consolidated statement of financial position of which capitalized interest amounted to $1,062.

During the first quarter of 2021, Navios Logistics completed the construction of two new tanks in the Liquid Port Terminal. As of December 31, 2021, a total of $1,843 was transferred to “Tangible assets” in its consolidated statement of financial position.

On March 22, 2021, Navios Logistics completed the acquisition of a purchase agreement with an unrelated third party for the acquisition of three pushboats and 18 tank barges (the “2020 Fleet”), for a purchase price of $30,000. As of December 31, 2021, a total of $31,960 was transferred to “Tangible assets” in its consolidated statement of financial position.

During the second quarter of 2021, Navios Logistics completed the installation of a crane in the Grain Port Terminal. As of December 31, 2021, a total of $3,803 was transferred to “Tangible assets” in its consolidated statement of financial position.

NOTE 11: INTANGIBLES

Intangible assets other than goodwill

Intangible assets as of December 31, 2022 and 2021 consist of the following:

December 31, 2022	Acquisition Cost	Accumulated Depreciation	Net Book Value
Port terminal operating rights	$53,152	$(15,832)	$37,320
Customer relationships	36,120	(27,247)	8,873
Total intangible assets	$89,272	$(43,079)	$46,193

December 31, 2021	Acquisition Cost	Accumulated Depreciation	Net Book Value
Port terminal operating rights	$53,152	$(14,834)	$38,318
Customer relationships	36,120	(25,472)	10,648
Total intangible assets	$89,272	$(40,306)	$48,966

For all the years presented, no additions of intangible assets occurred.

Amortization expense for each of the years ended December 31, 2022, 2021 and 2020, amounted to $2,773, $2,772 and $2,773, respectively.

F- 49

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The aggregate amortization of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Port terminal operating rights	$995	$995	$995	$995	$995	$32,345	$37,320
Customer relationships	1,775	1,775	1,775	1,775	1,773	—	8,873
Total	$2,770	$2,770	$2,770	$2,770	$2,768	$32,345	$46,193

Goodwill

Goodwill resulted from acquisitions of businesses amounted to $104,096 in all periods presented. As of December 31, 2022, the Company performed impairment tests on goodwill and concluded that no impairment should be recognized. The recoverable amount of $794,301 is determined based on discounted future cash flows based on the financial budget approved by management for the year ended December 31, 2022, and management forecasts until 2027. A weighted average cost of capital rate of 11.01% was used to discount the future cash flows.

NOTE 12: OTHER NON-CURRENT ASSETS

Other non-current assets as of December 31, 2022 and 2021, consist of the following:

	December 31, 2022	December 31, 2021
Prepaid expenses	$13	$13
Deposits in guarantee to free zone	359	176
Other (1)	817	2,684
Total	$1,189	$2,873

(1)	As of December 31, 2021, includes an amount of $1,330, respectively, related to settlement regarding a storage and transshipment contract in the Grain Port Terminal (Note 25).

NOTE 13: INVENTORIES

Inventories as of December 31, 2022 and 2021, consist of the following:

	December 31, 2022	December 31, 2021
Fuel in stock	$3,254	$4,673
Fuel in stock for sale	3,219	205
Stores, spares and others	3,995	3,733
Total Inventories	$10,468	$8,611

NOTE 14: TRADE RECEIVABLES

Trade receivables consisted of the following:

	December 31, 2022	December 31, 2021
Receivables from third party customers	$49,309	$47,301
Allowance for expected credit losses	(3,347)	(3,275)
Total trade receivables	$45,962	$44,026

F- 50

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

B) Allowances

Movement in the allowance for expected credit losses of trade receivables:

Amounts
Balance as at January 1, 2020	$(2,490)
Allowance for expected credit losses	(541)
Utilized provision	147
Balance as at December 31, 2020	$(2,884)
Allowance for expected credit losses	(391)
Balance as at December 31, 2021	$(3,275)
Allowance for expected credit losses	(320)
Utilized provision	248
Balance as at December 31, 2022	$(3,347)

NOTE 15: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents and restricted cash consisted of the following:

	December 31, 2022	December 31, 2021
Cash at banks and on hand	$28,854	$32,536
Restricted cash	300	—
Short-term deposits	21,010	44
Total	$50,164	$32,580

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

F- 51

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 16: PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Insurance claims receivable, net	$419	$40
VAT and other credits	2,881	1,084
Deferred insurance premiums	2,426	1,883
Advances to providers	1,287	1,778
Accrued interest receivable	193	—
Other	920	1,391
Total	$8,126	$6,176

NOTE 17: ISSUED CAPITAL AND RESERVES

Share capital

As of December 31, 2022, 2021 and 2020, the Company has issued 20,000 shares of common stock, with a par value of $1.00.

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

F- 52

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 18: INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings consist of the following:

	December 31, 2022	December 31, 2021	Interest Rate	Maturity
Notes Payable	$5,152	$4,927	LIBOR(3)	November 2, 2024(1)
Seller’s credit for the construction of six liquid barges	2,911	2,676	Fixed rate of 8.5%	November 16, 2025(2)
2022 BBVA Facility	7,900	—	Fixed rate of 4.25%	July 1, 2025
2020 BBVA Facility	—	12,000	Six-month LIBOR plus 3.25%	March 31, 2022
Term Bank loan	—	1,400	Three-month LIBOR plus 3.15%	May 18, 2022
2022 Term Bank Loan	1,400	—	SOFR plus 3.15%	May 18, 2025
Seller’s credit agreement for the acquisition of the 2020 Fleet	5,000	5,000	Fixed rate of 5.00%	March 22, 2024
Santander Facility	1,211	—	Fixed rate of 4.20%	March 7, 2026
Current portion of interest-bearing loans and borrowings	23,574	26,003
2025 Notes	500,000	500,000	Fixed rate of 10.75%	July 1, 2025
Notes Payable	2,525	7,536	LIBOR(3)	November 2, 2024(1)
Seller’s credit for the construction of six liquid barges	5,842	8,537	Fixed rate of 8.5%	November 16, 2025(2)
2022 BBVA Facility	14,630	—	Fixed rate of 4.25%	July 1, 2025
Term Bank loan	—	6,300	Three-month LIBOR plus 3.15%	May 18, 2022
2022 Term Bank Loan	4,900	—	SOFR plus 3.15%	May 18, 2025
Seller’s credit agreement for the acquisition of the 2020 Fleet	5,000	10,000	Fixed rate of 5.00%	March 22, 2024
Santander Facility	2,914	—	Fixed rate of 4.20%	March 7, 2026
Non-current portion of interest-bearing loans and borrowings	535,811	532,373
Less: deferred finance costs	(12,090)	(16,026)
Total interest-bearing loans and borrowings, net	$547,295	$542,350

(1)	Includes 32 different drawdown events; the maturity date for each such drawdown event is on the 16th semi-annual installment payment date following the drawdown event.
(2)	Includes six different drawdown events, corresponding to six different barges; the maturity date for each such drawdown event is on the 20th quarterly installment payment date.
(3)	The Company pays interest based on six-month LIBOR, and expects to convert to either the Commercial Interest Reference Rates (“CIRR”) or Secured Overnight Financing Rate (“SOFR”), to be agreed with the bank within 2023.

F- 53

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

2025 Notes

On July 8, 2020, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $500,000 in aggregate principal amount of senior secured notes due 2025 (“the 2025 Notes”), at a fixed rate per annum of 10.75%. The net proceeds from the offering of the 2025 Notes were used to satisfy and discharge the indenture governing the 2022 Notes (as defined herein), to repay all amounts outstanding under the Term Loan B Facility (as defined herein) and to pay certain fees and expenses related to the offering, with the balance used for general corporate purposes. The effect of this transaction was the recognition of a loss of $4,157 in the statement of (loss)/profit for the year ended December 31, 2020 under the caption“Loss on debt extinguishment,” relating to the accelerated amortization of unamortized deferred finance costs.

The 2025 Co-Issuers have the option to redeem the 2025 Notes in whole or in part, at any time on or after August 1, 2022, at a fixed price of 108.063% of the principal amount, which declines to 102.688% on August 1, 2023 and to par on August 1, 2024. The Co-Issuers may also redeem all, but not less than all, of the 2025 Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Co-Issuers may be required to offer to purchase 2025 Notes from holders at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Notes are senior secured obligations of the Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The 2025 Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Company’s direct and indirect subsidiaries, other than Logistics Finance. The 2025 Notes are secured by: (i) first priority ship mortgages on four tanker vessels servicing the Company’s Cabotage Business (the (1) Elena H, (2) Makenita H, (3) Sara H and (4) He Man H) owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance, together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor; and (ii) an assignment by way of security of the Vale port contract (collectively, the “Collateral”). The 2025 Notes are effectively senior to all existing and future obligations of the subsidiary guarantors that own Collateral, to the extent of the value of the Collateral but effectively junior to any existing and future secured obligations of the Co-Issuers and the subsidiary guarantors that are secured by assets other than the Collateral, to the extent of the value of any assets securing such other obligations.

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

As of December 31, 2022 and 2021, deferred finance costs associated with the 2025 Notes amounted to $12,018 and $15,927, respectively. Finance costs associated with the 2025 Notes amounted to $53,750, $53,601 and $25,979 for the years ended December 31, 2022, 2021 and 2020, respectively, and is included in the consolidated statement of (loss)/profit under the caption “Finance costs”.

2022 Notes

On April 22, 2014, the Co-Issuers issued $375,000 in aggregate principal amount of Senior Notes due May 1, 2022 (the “2022 Notes”), at a fixed rate of 7.25%. The 2022 Notes were redeemed in full on July 16, 2020 at 100% of their face amount, plus accrued and unpaid interest to the redemption date with the proceeds of the Co-Issuers’ 2025 Notes. Following this transaction, the Company recognized a loss of $2,661 in its consolidated statement of (loss)/profit for the year ended December 31, 2020 under the caption “Loss on debt extinguishment” relating to the accelerated amortization of the unamortized deferred finance costs.

Finance costs associated with the 2022 Notes amounted to nil, nil and $14,727 for the years ended December 31, 2022, 2021 and 2020, respectively, and is included in the consolidated statement of (loss)/profit under the caption “Finance costs”.

F- 54

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a $100,000 Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bore an interest rate of LIBOR plus 475 basis points and had a four-year term with 1.0% amortization per annum. The Term Loan B Facility was repaid in full on July 8, 2020 at par plus accrued and unpaid interest to the repayment date with the proceeds of the Co-Issuers’ 2025 Notes. Following this transaction, the Company recognized a loss of $1,496 in its consolidated statement of (loss)/profit for the year ended December 31, 2020 under the caption “Loss on debt extinguishment” relating to the accelerated amortization of the unamortized deferred finance costs.

Finance costs associated with the Term Loan B Facility amounted to nil, nil and $3,162 for the years ended December 31, 2022, 2021 and 2020, respectively, and is included in the consolidated statement of (loss)/profit under the caption Finance costs.

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, the Company entered into an unsecured export financing line of credit for a total amount of $41,964, including related fixed finance costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). The Company incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, the Company pays interest based on six-month LIBOR, and will convert to either the CIRR or SOFR, to be agreed with the bank within 2023. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of December 31, 2022, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $7,677.

Finance costs associated with the Notes Payable amounted to $556, $608 and $1,006 for the years ended December 31, 2022, 2021 and 2020, respectively, and is included in the consolidated statement of (loss)/profit under the caption “Finance costs”.

Other Indebtedness

On March 25, 2022, the Company entered into a $5,000 loan facility with Banco Santander S.A. (the “Santander Facility”) for general corporate purposes. The Santander Facility bears interest at a rate of 4.20% per annum, is repayable in twelve equal quarterly installments with final maturity on March 7, 2026 and is secured by assignments of certain receivables. As of December 31, 2022, the Company had drawn the total available amount and the outstanding balance was $4,125.

On March 23, 2022, the Company entered into a $25,000 loan facility with Banco Bilbao Vizcaya Argentaria (the “2022 BBVA Facility”) which was drawn down in two tranches. The first tranche of $17,000 was drawn down on March 22, 2022 and the second tranche of $8,000 was drawn down on September 22, 2022. The 2022 BBVA Facility was used to repay existing debt with BBVA, and for general corporate purposes. The 2022 BBVA Facility bears interest at a rate of 4.25% per annum, is repayable in quarterly installments with final maturity on July 1, 2025 and is secured by assignments of certain receivables. As of December 31, 2022, the outstanding balance was $22,530.

On May 18, 2017, the Company entered into a $14,000 term loan facility (the “Term Bank Loan”) in order to finance the acquisition of two product tankers. The Term Bank Loan bore interest at a rate of LIBOR (90 days) plus 315 basis points and was repayable in twenty quarterly installments with a final balloon payment of $7,000 on the last repayment date. On May 18, 2022, the Company repaid the outstanding balance of the Term Bank Loan in full.

F- 55

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On February 28, 2022, the Company entered into a $7,000 term loan facility (the “2022 Term Bank Loan”) in order to repay the Term Bank Loan. The 2022 Term Bank Loan bears interest at a rate of the SOFR plus 315 basis points. The 2022 Term Bank Loan is repayable in twelve quarterly installments beginning on August 18, 2022, with a final balloon payment of $2,800 on the last repayment date. On May 18, 2022, the amount available under this facility was fully drawn. As of December 31, 2022, the outstanding amount of the 2022 Term Bank Loan was $6,300. As of December 31, 2022 and December 31, 2021, the unamortized deferred finance costs associated with the 2022 Term Bank Loan amounted to $72 and $99, respectively.

In December 2020, the Company entered into a $13,475 seller’s credit agreement for the construction of six liquid barges to be made available by way of credit in six equal tranches. Each drawdown is repayable in 20 quarterly installments starting from the delivery date for each barge. The seller’s credit for the construction of the six liquid barges bears interest at a fixed rate of 8.5% per annum. As of December 31, 2022, the Company had drawn the total available amount and the outstanding balance was $8,753. Finance costs associated with the seller’s credit agreement for the construction of six liquid barges amounted to $838, $1,071 and $176 for the years ended December 31, 2022, 2021 and 2020, respectively, and is included in the consolidated statement of (loss)/profit under the caption “Finance costs”.

In the fourth quarter of 2020, Navios Logistics entered into a purchase agreement with an unrelated third party for the acquisition of the 2020 Fleet. Navios Logistics completed the acquisition on March 22, 2021, which included a $15,000 seller’s credit agreement. The seller’s credit agreement bears interest at a fixed rate of 5.0% per annum. As at December 31, 2022, the outstanding balance under the seller’s credit agreement was $10,000. Finance costs associated with the seller’s credit agreement for the acquisition of the 2020 Fleet amounted to $475, $584 and nil for the years ended December 31, 2022, 2021 and 2020, respectively, and is included in the consolidated statement of (loss)/profit under the caption “Finance costs”.

In connection with the acquisition of Hidronave S.A. on October 29, 2009, the Company assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. The loan facility bore interest at a fixed rate of 600 basis points. In September 2021, the outstanding balance was repaid in full.

In connection with the loan obligations described herein and other long term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

The Company was in compliance with all covenants as of December 31, 2022.

The annualized weighted average interest rates of the Company’s total interest-bearing loans and borrowings were 10.15%, 9.96% and 8.39% for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December, 2022 and 2021, an amount of $23,179 and $23,277 is included under the caption“Trade and other payables” in the Company’s statement of financial position related to accrued interest from its interest-bearing loans and borrowings (see Note 19).

F- 56

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The interest-bearing loans and borrowings arising from financing activities were as follows:

	2022	2021	2020
At January 1,	$542,350	$540,591	$514,929
Proceeds from Seller's credit agreement for the construction of six liquid barges	—	2,246	—
Proceeds from the credit agreement for the acquisition of the 2020 Fleet	—	15,000	—
Proceeds from 2025 Notes, net of deferred finance costs	—	—	479,023
Proceeds from long term debt, net of deferred finance costs	37,000	—	24,854
Repayment of 2022 Notes	—	—	(375,000)
Repayment of long-term debt and payment of principal	(31,206)	(13,525)	(105,551)
Repayment of notes payable	(4,830)	(5,261)	(4,466)
Accretion of Notes payable / unwinding of discount	44	(119)	(161)
Term bank loan additional deferred finance cost	—	(91)	—
Amortization of deferred finance cost	3,937	3,509	2,806
Loss on debt extinguishment	—	—	4,157
At December 31,	$547,295	$542,350	$540,591

The maturity table below reflects future payments of the long-term interest-bearing loans and borrowings and interest outstanding as of December 31, 2022, for the next five years and thereafter, based on the repayment schedule of the respective loan facilities (as described above).

Year	Amount in thousands of U.S. dollars
2023	$80,044
2024	76,346
2025	541,306
2026	341
Total	$698,037

NOTE 19: TRADE & OTHER PAYABLES

Trade and other payables as of December 31, 2022 and 2021, consist of the following:

	December 31, 2022	December 31, 2021
Trade payables	$19,125	$19,060
Accrued expenses	7,448	6,705
Accrued interest expense	23,179	23,277
Tax payable	7,651	9,032
Other payable	480	753
Professional fees payable	971	1,893
Related Parties (Note 21)	1,319	384
Deferred lease revenue	1,171	1,221
Total	$61,344	$62,325

F- 57

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 20: LEASES

Company as a lessee

The Company has lease contracts for land and offices used in its operations. Leases of land generally have an average lease term of 43.3 years with extension option attached, while office lease agreements generally have lease terms between 0.5 and 3.9 years.

The Company also has certain leases of offices with lease terms of 12 months or less and other low value office equipment. The Company applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

On April 28, 2022, the Company entered into a five year finance leasing contract for eight liquid barges. As of December 31, 2022, two liquid barges were delivered to Navios Logistics.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Land	Office buildings	Liquid Barges	Total right of use assets
Balance as at January 1, 2020	$6,929	$1,125	$—	$8,054
Depreciation expense	(149)	(630)	—	(779)
Balance as at December 31, 2020	$6,780	$495	$—	$7,275
Lease reassessment	369	—	—	369
Additions	—	1,105	—	1,105
Depreciation expense	(157)	(589)	—	(746)
Balance as at December 31, 2021	$6,992	$1,011	$—	$8,003
Lease reassessment	539	—	—	539
Additions	—	335	2,683	3,018
Depreciation expense	(170)	(542)	—	(712)
Balance as at December 31, 2022	$7,361	$804	$2,683	$10,848

An analysis of the lease liabilities is as follows:

	2022	2021	2020
At January 1,	$8,751	$7,856	$8,551
Lease reassement	539	369	—
Additions	3,018	1,105	—
Accretion of interest	717	678	606
Payments	(1,264)	(1,257)	(1,301)
At December 31,	$11,761	$8,751	$7,856
Current	$1,677	$1,095	$911
Non-current	$10,084	$7,656	$6,945

The maturity table of the undiscounted cash flows of the lease liabilities is presented below:

	Less than 1 year	Between 1 and 5 years	Over 5 years	Total
Lease Liability	$1,820	$5,330	$23,989	$31,139

F- 58

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The table below presents the Company’s fixed and variable lease payments for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Fixed lease payments	$1,264	$1,257	$1,301
Variable lease payments	1,308	845	982
Total	$2,572	$2,102	$2,283

The table below presents the components of the Company’s lease expense for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Depreciation expense of right-of-use assets	$712	$746	$779
Finance expense on lease liabilities	717	678	606
Expense relating to short-term leases	4,058	5,887	6,587
	$5,487	$7,311	$7,972

The Company had total cash outflows for leases of $5,322 in 2022 ($7,144 in 2021 and $7,888 in 2020). The Company also had non-cash additions to right-of-use assets and lease liabilities of $3,018 in 2022 ($1,105 in 2021 and nil in 2020).

The Company has certain lease contracts that include extension options. Management exercises judgment in determining whether these extension options are reasonably certain to be exercised, see Note 2(z).

Liquid Barges

On April 28, 2022, the Company entered into a five year finance leasing contract for eight liquid barges to be delivered from the fourth quarter of 2022 through the second quarter of 2023. The finance lease contract is payable by 60 consecutive monthly payments of $26 each, commencing with the delivery date of the applicable barge. At expiration, the Company will have the ability to exercise the purchase option of these barges or extend the term of the finance leasing contract.

In December 2022, two of the eight liquid barges were delivered. The Company recorded a right-of-use asset at an amount equal to the finance lease liability amounting to $2,683. The finance lease is repayable by 60 consecutive monthly payments of approximately $26 each that commences in January 2023. The agreement for the two finance leases matures in the fourth quarter of 2027.

In the first quarter of 2023, the third and fourth liquid barges under the finance lease contract were delivered and are repayable by 60 consecutive monthly payments of approximately $26 each. The contract matures in the first quarter of 2028.

F- 59

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

Amount
2023	$85,345
2024	64,219
2025	47,619
2026	6,934
Total	$204,117

In February 2017, two self-propelled barges of the Company’s fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109 in cash. The sale price was to be received in installments in the form of lease payments through 2023. The barges could be transferred at the lessee’s option, at no cost, at the end of the lease period. In October 2021 and November 2021, the Company received the final installments of San Lorenzo and Formosa.

NOTE 21: RELATED PARTY DISCLOSURES

At December 31, 2022 and 2021, the amounts due to affiliate companies were as follows:

	December 31, 2022	December 31, 2021
Peers Business Inc. (Other related party)	$(10,000)	$(15,000)
Navios Shipmanagement Inc. (Other related party)	(1,319)	(384)
Total	$(11,319)	$(15,384)

Amounts due to affiliate companies do not accrue interest and do not have a specific due date for their settlement apart from the Navios Holdings Loan Agreement (as defined herein) which was repaid as of December 31, 2021, and the Promissory Note (as defined herein).

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

On June 24, 2020, Navios Logistics entered into a deed of assignment and assumption with its wholly owned subsidiary, Grimaud, and Anemos Maritime Holdings Inc. in respect of the Navios Holdings Loan Agreement, in which Navios Logistics assigned its legal and beneficial right, title and interest in the Navios Holdings Loan to Grimaud. On June 25, 2020, Grimaud agreed to amend the Navios Holdings Loan Agreement to amend the interest payment date in respect of the Navios Holdings Loan and to allow a portion of the total interest payable in respect of the Navios Holdings Loan to be effected in common shares of Navios Holdings. On July 10, 2020, Navios Holdings issued 2,414,263 shares of common stock to Grimaud and paid Grimaud $6,381 in satisfaction of the interest payable in respect of the Navios Holdings Loan Agreement as of that date.

F- 60

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Effective as of May 2021, and upon the release of certain collateral, the facility bore interest of 13.0% per annum.

On June 30, 2021, Grimaud entered into a supplemental agreement (the “Supplemental Navios Holdings Loan Agreement”) to the Navios Holdings Loan Agreement, whereby Grimaud and Navios Holdings agreed to amend the Navios Holdings Loan Agreement so that the Navios Holdings Loan Agreement could be repaid or prepaid in full through the issuance of shares of common stock of Navios Holdings (the “Shares”) to Grimaud. The effectiveness of the Supplemental Navios Holdings Loan Agreement was subject to, and contingent upon, a prepayment by Navios Holdings of the Navios Holdings Loan Agreement in the amount of $7,500 in cash and the effectiveness of a registration statement of Navios Holdings registering the resale of 9,301,542 Shares, among other conditions. On July 13, 2021, following the completion of all conditions precedent, the Shares were transferred to Grimaud and the Navios Holdings Loan Agreement was repaid in full. Subsequently, Grimaud entered into a 10b-5 sales agreement for the sale of the Shares. As of July 30, 2021, the date on which the shares of Grimaud were distributed as dividend to the shareholders of the Company, Grimaud had sold 752,000 shares of common stock of Navios Holdings and generated net proceeds of $3,704. Following the July 30, 2021 dividend, the Company recognized a loss of $24,149 in its consolidated statement of (loss)/profit for the year ended December 31, 2021 under the caption “Loss from mark to market and disposal of financial asset”.

As of December 31, 2021, the full amount outstanding under the Navios Holdings Loan Agreement was repaid. For the years ended December 31, 2022, 2021 and 2020, interest income related to Navios Holdings Loan Agreement amounted to nil, $4,222 and $8,277, respectively, and is included in the consolidated statement of (loss)/profit under the caption “Finance income”.

Administrative expenses: On August 29, 2019 Navios Logistics entered into an assignment agreement with Navios Corporation (“NC”) and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between Navios Logistics and Navios Holdings on April 12, 2011, first assigned to NC on May 28, 2014 and subsequently amended on April 6, 2016 and January 1, 2022 (extending the term of the agreement to January 1, 2027), was assigned from NC to NSM. Thereafter, NSM continues to provide certain administrative management services to Navios Logistics. NSM is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total administrative expenses charged for the years ended December 31, 2022, 2021 and 2020 amounted to $1,431, $1,144 and $1,144, respectively.

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster), Divijet S.A., Trace Capital and Pit Jet S.A., all partially owned by Claudio Pablo Lopez, Navios Logistics’ Vice Chairman. Total charges were $8, nil and $16 for the years ended December 31, 2022, 2021 and 2020, respectively. Amounts payable amounted to nil as of December 31, 2022 and December 31, 2021, respectively.

Promissory note: On July 30, 2021, the Company issued a $20,000 promissory note to Grimaud (the “Promissory Note”). The Promissory Note is payable in four semi-annual equal installments commencing on August 15, 2021. On July 30, 2021, Grimaud entered into an assignment agreement with Peers Business Inc. (“Peers”), whereby the Promissory Note was assigned to Peers. As of December 31, 2022, the Company had paid an amount of $10,000 relating to the Promissory Note. In February 2023, the remaining outstanding balance was repaid in full.

F- 61

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Shareholders’ agreement

Pursuant to a shareholders’ agreement (the “Shareholders’ Agreement”) entered into in January 2008 in connection with the original combination of the Uruguayan port business and the upriver barge business, Grandall Investments S.A. (“Grandall”) (an entity owned and controlled by Lopez family members, including Claudio Pablo Lopez, our Vice Chairman) had certain rights as our shareholders, including certain rights of first offer, rights of first refusal, tag along rights, exit options and veto rights. Pursuant to an amendment dated June 17, 2010, the shares of our common stock held by Navios Holdings, upon becoming subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) will be converted into shares of Class B Common Stock, with each share of Class B Common Stock entitling its holder to twenty five votes per share. Navios Holdings has currently waived such conversion provision. If and when the conversion occurs, it will permit Navios Holdings to control our business even if it does not hold a majority economic interest in our company.

Pursuant to an Assignment and Succession agreement dated December 17, 2012, Peers Business Inc., a Panamanian corporation assumed all rights and obligations of Grandall under the Shareholders’ Agreement.

On November 19, 2019, Navios Holdings entered into a shareholders agreement with Peers granting certain protections to minority shareholders in certain events.

Employment agreements - compensation of key management personnel

The Company had employment agreements with three management employees who are non-controlling shareholders of the Company. These agreements stipulated, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements included confidentiality provisions and covenants not to compete. The employment agreements initially expired in December 31, 2009, but have been renewed automatically for successive one-year periods until either party gives 90 days’ written notice of its intention to terminate the agreement.  The agreements called for base salaries ranging from $280 to $340 per year, annual bonuses and other incentives, provided certain performance targets are achieved. As of October 2022, only one employment agreement remains in force. Under the agreements, the Company accrued compensation expenses relating to its key management employees totaling $1,060, $900 and $900 for the years ended December 31, 2022, 2021 and 2020, respectively.

Pursuant to the assignment agreement with NC and NSM, the latter provides certain administrative management services to Navios Logistics including the compensation of its directors and members of the Company’s senior management who are not employees of the Company. This compensation is included in the administrative expenses charged which for the years ended December 31, 2022, 2021 and 2020 amounted to $1,431, $1,144 and $1,144, respectively.

NOTE 22: FAIR VALUE MEASUREMENT

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated financial position for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated financial position for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Notes Payable: The Notes Payable are floating rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

Interest-bearing loans and borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate their fair value, excluding the effect of any deferred finance costs. The 2025 Notes, the 2022 BBVA Facility, the Santander Facility, the seller’s credit for the construction of six liquid barges and the 2020 Fleet are fixed rate borrowings and their fair value was determined based on quoted market prices.

F- 62

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2022		December 31, 2021
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$49,864	$49,864	$32,580	$32,580
Restricted cash	$300	$300	$—	$—
2025 Notes	$(487,982)	$(483,350)	$(484,073)	$(526,710)
Notes payable, including current portion	$(7,677)	$(7,677)	$(12,463)	$(12,463)
Other long-term indebtedness, including current portion	$(51,708)	$(51,708)	$(45,814)	$(45,814)

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

Level III: Inputs that are unobservable.

	Fair Value Measurements at December 31, 2022
	Total	Level I	Level II	Level III
Cash and cash equivalents	$49,864	$49,864	$—	$—
Restricted cash	$300	$300	$—	$—
2025 Notes	$(483,350)	$(483,350)	$—	$—
Notes payable, including current portion (1)	$(7,677)	$—	$(7,677)	$—
Other long-term indebtedness, including current portion (1)	$(51,708)	$—	$(51,708)	$—

	Fair Value Measurements at December 31, 2021
	Total	Level I	Level II	Level III
Cash and cash equivalents	$32,580	$32,580	$—	$—
2025 Notes	$(526,710)	$(526,710)	$—	$—
Notes payable, including current portion (1)	$(12,463)	$—	$(12,463)	$—
Other long-term indebtedness, including current portion (1)	$(45,814)	$—	$(45,814)	$—

(1)	The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities as well as taking into account our creditworthiness.

There were no changes in valuation techniques during the year. For the years ended December 31, 2022 and 2021, there were no transfers between levels.

F- 63

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 23: PROVISIONS

Movement in the provisions is analyzed below:

Amount
Balance as at January 1, 2021	$451
Arising during the year	110
Balance as at December 31, 2021	$561
Arising during the year	208
Utilized	(36)
Balance as at December 31, 2022	$733

See also Note 2(w).

Provisions included in the Company’s consolidated financial statements for all periods presented are mainly related to labor claims.

NOTE 24: (LOSS)/EARNINGS PER SHARE (EPS)

Basic and diluted net (loss)/earnings per share are computed using the weighted-average number of common shares outstanding. The computations of basic and diluted earnings per share for each of the years ended December 31, 2022, 2021 and 2020, are as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
(Loss)/profit attributable to Navios Logistics' stockholders	$(4,442)	$(66,379)	$11,669
Weighted average number of shares, basic and diluted	20,000	20,000	20,000
Net (loss)/earnings per share from continuing operations: Basic and diluted	$(0.22)	$(3.32)	$0.58

At December 31, 2022, 2021 and 2020, the Company had no dilutive or potentially dilutive securities; accordingly there is no difference between basic and diluted net earnings per share.

F- 64

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 25: COMMITMENTS AND CONTINGENCIES

Legal

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expired on March 1, 2023 and expects to be renewed under similar terms and conditions.

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by the Company) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $847 and $519, respectively.

In September 2020, the Company agreed to a settlement regarding a storage and transshipment contract in the Grain Port Terminal for a total amount to be paid to the Company as a result of the settlement of $4,140, which will be collected in three equal installments of $1,380 on June 1, 2021, 2022 and 2023. In June 2021 and 2022, the Company collected the first and second installments. For the year ended December 31, 2020, a gain of $4,102 was recognized under the caption “Other operating income” in the consolidated statement of (loss)/profit. Please also refer to Note 9 and Note .

On April 28, 2022, the Company entered into a five year finance leasing contract for eight liquid barges to be delivered from the fourth quarter of 2022 through the second quarter of 2023. The finance lease contract is payable by 60 consecutive monthly payments of $26 each, commencing with the delivery date of the applicable barge. At expiration, the Company will have the ability to exercise the purchase option of these barges or extend the term of the finance leasing contract. Please refer to Note 20.

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

NOTE 26: FINANCIAL MANAGEMENT

The Company’s activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates and port terminal rates, and fuel prices, credit and interest rate risk. Risk management is carried out under policies approved by management. Guidelines are established for overall risk management, as well as specific areas of operations.

a.	Capital management

The capital structure of the Company consists of net debt and equity. The Company’s objectives when managing capital are:

•	to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns to its shareholders and benefits for other stakeholders;
•	to enhance the ability of the Company to invest in future projects by sustaining a strong financial position and high borrowings capacity;
•	to provide an adequate return to its shareholders; and
•	to maintain and improve the Company’s credit rating.

The Company reviews its capital structure and the capital structure of its subsidiaries on a quarterly basis. As part of this review, management makes adjustments to it in the light of changes in economic conditions and the risk characteristics relating to the Company’s activities. In order to maintain or adjust its capital structure, the Company may repay existing bonds, secured term loans and revolving credit facilities, sell assets to reduce debt or inject additional capital into its subsidiaries. Management believes that such an approach provides for an efficient capital structure and an appropriate level of financial flexibility.

The Company monitors its capital structure on the basis of the net debt ratio.

F- 65

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The net debt ratio is calculated as net debt divided by net debt plus total equity (“total capital”). The net adjusted debt ratio is calculated as net debt divided by net debt plus total equity as adjusted for the market value of the fleet (“total adjusted capital”). Net debt is calculated as the total of Interest-bearing loans and borrowings (Note 18), Trade and other payables (Note 19) and lease liabilities (Note 20), less cash and cash equivalents (Note 15). Total equity comprises all components of equity.

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

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include loans and borrowings, deposits, debt and equity investments. The sensitivity analyses in the following sections relate to the position as at December 31, 2022 and December 31, 2021.

The Company is exposed to certain risks related to interest rate, foreign currency, fuel price inflation and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.

i.	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s interest-bearing loans obligations with floating interest rates.

Debt instruments: As of December 31, 2022 and December 31, 2021, the Company had a total of $559,385 and $558,376, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a fixed rate except for the Notes Payable and the 2022 Term Bank loan that bear interest at a floating rate.

Interest rates on the 2025 Notes, the 2022 BBVA Facility, the Santander Facility, the seller’s credit for the construction of six liquid barges and the 2020 Fleet are fixed and, therefore, changes in interest rates affect their fair value, which as of December 31, 2022 was $483,350, $22,530, $4,125, $8,753 and $10,000, respectively, but do not affect the related finance costs. Interest rates on the 2025 Notes, the seller’s credit for the construction of six liquid barges and the 2020 Fleet are fixed and, therefore, changes in interest rates affect their fair value, which as of December 31, 2021 was $526,710, $11,213 and $15,000, respectively.

Interest rates on the Notes Payable and the 2022 Term Bank loan is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related finance cost. As of December 31, 2022, the amount outstanding under the Company’s floating rate loan facilities was $13,977.

F- 66

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Sensitivity analysis – exposure to interest rates

For the purposes of market risk analysis, the Company uses scenarios to assess the sensitivity that variations in operations impacted by the Libor and SOFR rates may generate in their results. The probable scenario represents the amounts of debt recognized at floating rate.

The other scenarios were constructed considering an appreciation of 25% and 50% on market interest rates.

The following are the possible impacts on the results in the event of these scenarios occurring:

		December 31, 2022
		Effect on Profit and Equity
	Carrying amount	Possible increase through maturity (Δ 25%)	Remote increase through maturity (Δ 50%)
LIBOR/SOFR
Interest-bearing loans and borrowings	(13,977)	(355)	(710)

ii.	Foreign currency risk

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

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020, approximately 60.1%, 50.8%, and 47.8% respectively, of Company’s expenses were incurred in currencies other than U.S dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction.

Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of financial position. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above by 1.00% would change the Company’s profit for the year ended December 31, 2022 by $948.

iii.	Inflation and Fuel Price Increases:

The impact of inflation on prices in the South American countries in which we operate and the effects of the current war in Ukraine may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for our Barge and Cabotage Businesses, we negotiated, and will continue to negotiate, fuel price adjustment clauses; however, in some cases, prices that we pay for fuel are temporarily not aligned with the adjustments that we obtain under our freight contracts.

c.	Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.

F- 67

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Concentration of Credit Risk

Accounts Receivable & Contract Assets

In each of our businesses, we derive a significant part of our revenues from a small number of customers. We expect that a small number of customers will continue to generate a substantial portion of our revenues for the foreseeable future. For the year ended December 31, 2022, our largest customers, Vale International S.A. (“Vale”) and YPF SA (“YPF”) accounted for 21.0% and 13.2%, respectively, of our revenues, and our five largest customers accounted for approximately 55.5% of our revenues, with no such customer (other than Vale and YPF) accounting for greater than 10% of our revenues. For the year ended December 31, 2021, our largest customers, Vale International S.A. (“Vale”) and YPF SA (“YPF”) accounted for 23.4% and 10.1%, respectively, of our revenues, and our five largest customers accounted for approximately 53.6% of our revenues, with no such customer (other than Vale and YPF) accounting for greater than 10% of our revenues. For the year ended December 31, 2020, our largest customer, Vale International S.A. (“Vale”), accounted for 31.8% of our revenues, and our five largest customers accounted for approximately 58.7% of our revenues, with no such customer (other than Vale) accounting for greater than 10% of our revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges as well as their own port terminals. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of our significant customers, including our large take-or-pay customers, or the change of the contractual terms of any one of our most significant take-or-pay contracts, or any significant dispute with one of these customers, could materially adversely affect our financial condition and our results of operations.

In July 2022, Vale S.A. announced the closing of the sale of its iron ore, manganese ore and logistics assets in the midwestern system to J&F Mineracao Ltda., an entity controlled by J&F Investimentos S.A. The Vale port contract entered into between Corporacion Navios S.A., a company controlled by Navios Logistics, and Vale International S.A. (“Vale”), dated September 27, 2013, remains in full force and effect. Any transfer, novation, or assignment of the Vale port contract or any obligations or rights arising thereunder by Vale is subject to the prior approval of the Navios counterparty.

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

Effects of inflation:

The economic environment and factors in Argentina were determined to be highly inflationary as of December 31, 2022. Nevertheless, the Company does not consider inflation to be a significant risk factor to the cost of doing business in the foreseeable future as the functional currency of the Company’s Argentinian subsidiary is the U.S. dollar. In addition, the day-to-day operations of the Company’s Argentinian subsidiary are dependent on the economic environment of the Company’s U.S. dollar currency.

d.	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset and arises because of the possibility that the Company could be required to pay its liabilities earlier than expected.

F- 68

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

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments:

	Less than a year	1-2 years	2-3 years	3-4 years	More than 5 years	Total
Interest-bearing loans and borrowings (excluding items below, Note 18)	$80,044	$76,346	$541,306	$341	$—	$698,037
Lease liabilities (Note 20)	1,820	1,468	1,314	1,302	25,235	31,139
Trade and other payables (Note 19)	61,344	—	—	—	—	61,344
Promissory note (Note 21)	10,000	—	—	—	—	10,000
Total	$153,208	$77,814	$542,620	$1,643	$25,235	$800,520

F- 69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2023	NAVIOS SOUTH AMERICAN LOGISTICS INC.

	By:	/s/ Georgios Akhniotis
Georgios Akhniotis
Chief Executive Officer