Form 20-F
period 2023-12-31
Navios South American Logistics Inc.
filed 2024-04-29
CIK 1506042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

 ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Republic of the Marshall Islands

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

There is no public market for the registrant’s common stock. There were 20,000 shares of the registrant’s common stock, par value $1.00 per share, issued and outstanding as of December 31, 2023.

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

Large Accelerated Filer ☐	Accelerated Filer ☐	Non- Accelerated Filer ☒	Emerging Growth Company ☒

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

 In this report, references to “Navios Logistics,” the “Company,” “we,” “us” and “our” refer to Navios South American Logistics Inc., a Republic of the Marshall Islands corporation and its consolidated subsidiaries, as the context may require. References to “Navios Holdings” are to Navios Maritime Holdings Inc., a Republic of the Marshall Islands corporation. Navios Holdings is, along with its subsidiaries, our controlling stockholder. References to “Navios Shipmanagement” are to Navios Shipmanagement Inc., a Republic of the Marshall Islands corporation.

FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

Certain statements under the captions “Item 3.D Risk Factors”, “Item 4 Information on the Company” and “Item 5 Operating and Financial Review and Prospects” and elsewhere in this report relating to our business and financial outlook (including our statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) constitute “forward-looking statements.” These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, and our beliefs and assumptions. Such statements include, in particular, statements about the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in vessel contract rates, changes in demand for the transportation or storage of grain and mineral commodities and petroleum products, the development of Navios Logistics’ planned Port Murtinho and Nueva Palmira Free Zone port terminal facilities, our relationships with Navios Holdings and Navios Shipmanagement, the financial condition of each of Navios Holdings, Navios Shipmanagement and their respective affiliates, our ability to enter into innovative financing, changes in our operating expenses, including, drydocking and insurance costs, as well as costs related to changes in governmental rules and regulations or actions taken by regulatory authorities, political, economic and other issues specifically affecting South America, weather conditions in the region, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of river or seaborne transportation due to water levels, accidents or political events, outbreaks and effects of highly contagious diseases or viruses, the success of pilot contracts or new business opportunities with our customers and other statements described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

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

These risks and uncertainties include, but are not limited to:

•	our ability to implement our business strategy, including areas of possible expansion;
•	future operating or financial results and future revenues and expenses;
•	general market conditions and international logistics and commodities transportation and storage trends, including contract rates, vessel values and factors affecting supply and demand;
•	our ability to expand and maintain relationships with existing customers and obtain new customers, the loss of a customer, our relationships with them or the ability or willingness of a customer to perform its obligations under a contract;
•	the impact of extraordinary external events, including (i) global pandemics and their collateral consequences, including labor shortages and government restrictions such as factory closures and restrictions on travel, resulting in the extended disruption of economic activity in our markets, and (ii) armed conflicts around the world, such as the Russia/Ukraine war, the Israel’s war on Gaza and their collateral consequences including volatility and changes in commodity prices as well as the global economic impact of sanctions imposed by many countries on Russia and Belarus;
•	our financial condition and liquidity, including our ability to service our debt, comply with our financial covenants and obtain additional financing in the future to refinance our 2025 Notes, fund capital expenditures, acquisitions and other corporate activities;
•	the ability of our contract counterparties to fulfill their obligations to us;

•	projections and estimates of revenues under agreements with our customers;

•	our future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels or port facilities (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);
•	our ability to leverage Navios Holdings’ and Navios Shipmanagement’s relationships and reputation within the shipping industry to our advantage;
•	our anticipated general and administrative expenses;
•	fluctuations in currencies and interest rates;
•	general political, economic and business conditions in Argentina, Brazil, Uruguay, Paraguay and in other countries in which we operate, as well as policies and potential changes to address these matters or otherwise in each jurisdiction in which we operate, including economic and fiscal reforms, any of which may negatively affect growth prospects in such jurisdictions;
•	weather conditions in the region;
•	navigation conditions in the Parana-Paraguay River system;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	general domestic and international political conditions, including unrest, wars, acts of piracy and terrorism;
•	potential liability from pending or future litigation; and
•	other risks and uncertainties discussed in “Item 3. Key Information — D. Risk Factors” of this annual report.

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

Risks Relating to Our Industry and Our Business

•	The international transportation industry is generally cyclical and volatile, and this may lead to volatility in, and reductions of, our vessel contract rates and volatility in our results of operations.
•	Our grain port business has seasonal components linked to the grain harvests in the region. At times throughout the year, the capacity of our grain port terminal (the “Grain Port Terminal”), including the loading and unloading operations, as well as the space in silos could be exceeded, which could materially and adversely affect our operations and revenues.
•	We are subject to certain operating risks in our Liquid Port Terminals and the Dry Port Terminals (collectively the “Port Terminal Business”) that could affect the performance of our contractual commitments, and in our barge and cabotage businesses including vessel breakdowns or accidents that could result in a loss of revenue from the affected vessels, which could result in a loss of revenue and could have a material adverse effect on our results of operations or financial condition.
•	We derive a significant part of our revenues from a small number of customers, and the loss of one or more of these customers could materially and adversely affect our revenues.
•	Vale’s payments represent a significant portion of our revenue and if Vale were unable or unwilling to fulfill their obligations under the in-force agreements with us, it could significantly reduce our revenues and cash flow.
•	When our contracts expire, we may not be able to replace them.
•	Our industry is highly competitive, and we may not be able to compete successfully for services with new companies with greater resources.
•	Our business can be affected by adverse weather conditions, effects of climate change, public health concerns and other factors beyond our control, which can affect production of the goods we transport and store as well as the navigability of the river system on which we operate.

•	Delays, cancellations or non-completion of deliveries of purchased vessels, including second-hand and newbuilding vessels could have an adverse effect on our operating results.
•	We face risks and costs associated with ports and vessels, which risks and costs increase as the operational port equipment and vessels age.
•	Spare parts or other key equipment needed for the operation of our ports and fleet may not be available off the shelf and we may face substantial delays in securing necessary parts or equipment. Failure to obtain necessary spare parts or key equipment in a timely manner could result in a loss of revenue.
•	Our failure to receive required approvals to timely complete construction and commence full operation or secure satisfactory commercial contracts of our new planned Port Murtinho Terminal and Nueva Palmira Free Zone port terminal facilities could negatively affect our business operations, and we may experience difficulty managing our growth as we expand our business.
•	Rising crew costs, fuel prices and other cost increases may adversely affect our profits.
•	If we fail to fulfill the oil majors’ vetting processes, such failure could materially and adversely affect the employment of our tanker vessels in the spot- and period- markets, and consequently have a negative impact on our results of operations.
•	A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.
•	Our vessels could be subject to seizure through maritime arrest or government requisition.
•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
•	We may employ our fleet on the spot market and thus expose ourselves to risk of losses based on short-term decreases in shipping rates.
•	Because the fair market values of vessels may fluctuate significantly, we may incur losses when we sell our vessels.
•	Our industry has inherent operational risks that our insurance may not adequately cover.
•	Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also on the claim records of all other members of the protection and indemnity associations.

Risks Relating to Environmental Matters

•	We are subject to various laws, regulations, and international conventions, particularly environmental and safety laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities including any resulting from a spill or other environmental incident, which could affect our cash flows and profit.

Risks Relating to the Countries in which we Operate

Risks Relating to Argentina

•	The economic conditions of Argentina may affect the financial condition and results of operations of our Argentine subsidiary.
•	Continuing inflation may have material adverse effects on the Argentine economy.
•	The current and future foreign exchange policy of Argentina may affect the ability of our Argentine subsidiary to make cash remittances outside of Argentina.
•	The Argentine government has made certain changes to its policies and tax rules that affected our operations in Argentina in the past, and could further increase the fiscal burden on our operations in Argentina in the future.
•	Fluctuations in the value of the Argentine peso could adversely affect the Argentine economy, and consequently our results of operations in Argentina or the financial condition of our Argentine subsidiary.
•	The Argentine economy could be adversely affected by economic developments in other global markets.

Risks Relating to Uruguayan Free Zone Regulation

•	We may be materially and adversely affected by any termination, non-renewal or non-extension of the tax incentives that benefit certain of our subsidiaries in Uruguay.

Other Risks Relating to the Countries in which We Operate

•	As an international company, we are exposed to the risks of doing business in many different countries, including risks associated with operating in emerging market countries, whose economies, markets and legal systems may be less developed.
•	Changes in rules and regulations with respect to cabotage or the interpretation of such rules and regulations in the markets in which we operate could have a material adverse effect on our results of operations.
•	Because we generate the majority of our revenues in U.S. dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

Risks Relating to Our Indebtedness

•	We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the $500.0 million in aggregate principal amount of 10.75% Senior Secured Notes due 2025, issued by us and Navios Logistics Finance (US) Inc. as Co-Issuers on July 8, 2020 and due on July 1, 2025 (the “2025 Notes”) and our other obligations.
•	The agreements and instruments governing our debt contain restrictions and limitations that could have a significant negative impact on our ability to operate our business.
•	Our ability to generate the significant amount of cash needed to service our debt obligations and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors, many of which may be beyond our control. There is a risk that we may not be able to secure necessary financing to refinance the 2025 Notes on commercially reasonable terms, or at all.
•	We are subject to volatility in interest rates, including Secured Overnight Financing Rate (“SOFR”) under our debt obligations, which could affect our profitability, earnings and cash flow.
•	The market values of our vessels may fluctuate significantly, which could cause us to be in breach of certain debt covenants that we currently have or debt covenants that we may incur in the future.
•	We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing the 2025 Notes.
•	The international nature of our operations may make the outcome of any insolvency or bankruptcy proceedings or other exercise of remedies outside of bankruptcy difficult to predict.
•	Certain requirements must be met for the recognition and enforceability of a foreign judgment by courts outside the United States.
•	Obligations under the guarantees are subordinated to certain statutory preferences.
•	The 2025 Notes are subject to certain fraudulent transfer and conveyance statutes, which may have adverse implications for the holders of the 2025 Notes.

Risks Relating to Our Organizational Structure

•	We are a majority-owned subsidiary of Navios Holdings, through which significant controlling stockholders, along with members of our management team, may exert considerable influence over our actions in ways that may not serve the interests of investors.
•	We have meaningful relationships with Navios Holdings and Navios Shipmanagement, and we depend on them for certain services and benefit from their global networks to obtain competitive financing. If their financial condition deteriorates or conflicts of interest arise or if our relationship with Navios Shipmanagement ends or is significantly altered, our business and results of operations could be materially and adversely affected.
•	Certain of our directors, officers, and principal shareholders are affiliated with entities engaged in business activities similar to those conducted by us or that compete directly with us, causing such persons to have conflicts of interest.
•	Our success depends upon our management team and other employees, and if we are unable to attract and retain key management personnel and other employees or our management team fails to provide the capabilities that we require, our results of operations may be negatively impacted.
•	We are incorporated in the Republic of the Marshall Islands, a country that does not have a well-developed body of corporate law, which may negatively affect the ability of public common shareholders to protect their interests.
•	We and certain of our officers and directors may be difficult to serve with process as we and our subsidiaries are incorporated in various jurisdictions outside the United States (the “U.S.”) and certain of our officers and directors reside outside of the United States.

•	We are a holding company, and depend entirely on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.
•	We are a “foreign private issuer” which exempts us from certain SEC requirements.

General Risks

•	We are subject to certain credit risks with respect to our counterparties on contracts, and the failure of such counterparties to meet their obligations could cause us to suffer losses on such contracts and thereby decrease revenues and income.
•	We may be unable to obtain financing for our growth or to fund our future capital expenditures, which could materially and adversely affect our results of operations and financial condition.
•	As we expand our business, we may have difficulty managing our growth, including the need to improve our operations and financial systems, staff and crew or to receive required approvals to implement our expansion projects. If we cannot improve these systems, recruit suitable employees or obtain required approvals, we may not be able to effectively control our operations.
•	Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially and adversely affect our results of operations, financial condition and cash flows.
•	A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a high tax rate on our earnings, which could result in a significant negative impact on our earnings and cash flows from operations.
•	Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union (the “EU”), the United Kingdom (the “UK”) and other jurisdictions/authorities.
•	We may be unable to prevent our directors, executive officers, employees and suppliers from engaging in corrupt, fraudulent or irregular practices, which could result in regulatory fines and damage to our reputation.
•	We could be materially and adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.
•	Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability that could have a material adverse effect on our business, financial condition, cash flows and results of operations.
•	The emergence of a pandemic could disrupt charter rates, vessel values and could have an adverse impact on our business, financial condition, results of operations or prospects.
•	We may not be able to implement our business strategy as planned.
•	Unfavorable decisions in judicial, administrative or arbitration proceedings may adversely affect us.
•	Changing laws and evolving reporting requirements could have an adverse effect on our business, including the Environmental, Social and Governance (“ESG”) disclosure rules applicable to us.

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

Further, public health or safety concerns and governmental restrictions, including those caused by outbreaks of pandemic diseases, that cause us or our customers to suspend operations in affected areas, may impact both demand for, and supply of, our vessels in some of the countries in which we operate, or cause an economic downturn adversely affecting demand for our services.

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

Our operations are subject to a number of risks affecting our Port Terminal Business and the port facilities under development. These risks include, but are not limited to, mechanical and electrical failure, accidents, personal injury, loss or theft of cargo, or damage, fires, explosions, business interruption, political conditions and hostilities, labor strikes, adverse weather conditions such as floods, natural disasters, accidents on waterways or in coastal routes or accidents in our loading or unloading terminals, including environmental accidents and collisions, each of which could result in damages, penalties, fines, indemnities or costs payable to third parties and other claims against us. Further, public health or safety concerns and governmental restrictions, including those caused by outbreaks of pandemic diseases, may cause us to suspend operations in affected areas. Our exposure to these operating risks in our existing port facilities may adversely affect our capacity to duly perform our contractual obligations under our take-or-pay contracts. In addition, these operating risks may result in additional repair costs for equipment, including cranes, conveyor belts, stacker-reclaimer, shiploaders, or piers, which are unpredictable and can be substantial. The loss of earnings while these damages are being repaired, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if this leads to a default under our contracts, which would materially affect our financial condition and results of operations.

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

In each of our businesses, we derive a significant part of our revenues from a small number of customers. We expect that a small number of customers will continue to generate a substantial portion of our revenues in the future. For the year ended December 31, 2023, our largest customers, Vale International S.A. (“Vale”) and YPF SA (“YPF”) accounted for 21.1% and 11.0%, respectively, of our revenues, and our five largest customers accounted for approximately 49.9% of our revenues, with no such customer (other than Vale and YPF) accounting for greater than 10% of our revenues. For the year ended December 31, 2022, our largest customers, Vale and YPF accounted for 21.0% and 13.2%, respectively, of our revenues, and our five largest customers accounted for approximately 55.5% of our revenues, with no such customer (other than Vale and YPF) accounting for greater than 10% of our revenues. For the year ended December 31, 2021, our largest customers, Vale and YPF accounted for 23.4% and 10.1%, respectively, of our revenues, and our five largest customers accounted for approximately 53.6% of our revenues, with no such customer (other than Vale and YPF) accounting for greater than 10% of our revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges as well as port terminals and these customers may decide to cease or reduce the use of our services for various reasons, including utilizing their own vessels and/or port terminals. The loss of any of our significant customers, including our large take-or-pay customers, the change of the contractual terms of any one of our most significant take-or-pay contracts, or any significant dispute with one of these customers could materially and adversely affect our financial condition and our results of operations.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially and adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, any disagreements with us, or otherwise;
•	the customer terminates the contract because we fail to meet the customer’s contracted storage needs and/or the contracted operational performance;
•	the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, or a default under the contract; or
•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

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

Vale’s payments, including in connection with the Vale port contract, to us represented approximately 21.1%, 21.0% and 23.4% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively. Reductions in the demand for or the oversupply of iron ore would place Vale under financial pressure and may increase the likelihood of Vale being unable or unwilling to pay us contracted rates or renew contracts upon termination.

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

 Brundir S.A. (an entity wholly owned by the Company), entered into an agreement with COFCO International Uruguay S.A. (“COFCO”) to acquire 36% of the equity in TGU for a purchase price of $6.1 million. The closing of the transaction was on April 8, 2024.

The main competitor of our liquid port terminal in Paraguay is Petropar S.A. (“Petropar”), a Paraguayan state-owned entity. Other competitors include Copetrol S.A. (“Copetrol”), TLP Chartering (“TLP”), Trafigura Group Pte. Ltd. (“Trafigura”) and Monte Alegre S.A. (“Monte Alegre”).

We face competition in our Barge and Cabotage Businesses from other shipowners and from vessel operators. The charter markets in which our vessels compete are highly competitive. Key competitors include Atria Logistica S.A., Hidrovias do Brasil, Interbarge and P&O. In addition, some of our customers, including Archer Daniels Midland Company (“ADM”), Cargill International S.A. (“Cargill”), Louis Dreyfus Holding B.V. (“Louis Dreyfus”) and Transbarge Navegacion S.A., have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. We also compete indirectly with other forms of land-based transportation such as truck and rail. These companies and other smaller entities are regular competitors of ours in our primary trading areas. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility.

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

A prolonged drought, the possible effects of climate change, widespread or prolonged public health concerns or other events that are perceived by the market to have an impact on the region, the navigability of the Parana or Paraguay Rivers may, in the short-term, result in a reduction in the market value of our ports, barges and pushboats. For example, in 2023, throughput of our Grain Port Terminal decreased by 30.5% compared to 2022 as a result of lower Uruguayan exports due to reduced Uruguayan soybean production. In addition, in 2021 and 2020, throughput of our Grain Port Terminal decreased by 24.6% and 27.3%, respectively, compared to 2019 as a result of lower Uruguayan exports due to reduced Uruguayan soybean production and lower transshipment of grains from Paraguay and Bolivia due to difficult navigation conditions because of a prolonged period of unusually warm weather and a drought in southern Brazil, Paraguay and northern Argentina which resulted in water levels in the Paraná River dropping to their lowest levels in decades, for consecutive years. Such difficult conditions adversely affected our Barge Business through 2022 and 2021, as barges have limited capacity in reduced drafts and trips take longer to be completed, which resulted in increased voyage expenses. These barges and pushboats are designed to operate in wide and relatively calm rivers, of which there are only a few in the world. If it becomes difficult or impossible to operate profitably our barges and pushboats in the Hidrovia Region and we are forced to sell them to a third party located outside of the region, there is a limited market in which we would be able to sell these vessels, and accordingly we may be forced to sell them at a substantial loss, if at all. See “Item 5A. Operating Results—Overview—Factors Affecting Our Results of Operations—Weather Conditions.”

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

We have developed a new terminal for liquid products inside the Nueva Palmira Free Zone in Uruguay. The new liquid terminal will service the market for the storage and transshipment of liquid products and the sale of fuel products within Nueva Palmira Free Zone for bunkering operations of vessels. There can be no assurance that we will obtain all necessary authorizations and permits for the operation of the new terminal. We also have about 114 acres available to be developed inside or near the Nueva Palmira Free Zone in Uruguay.

The available land in Brazil where we plan to develop the new terminal, requires authorizations and permits from several governmental authorities in order to do so. If these authorities deny our request for authorization, or if existing authorizations are revoked, we will not be able to proceed with construction. There is no assurance that such approvals will be obtained.

If we fail to secure commercial agreements with prospective clients to our satisfaction, we may decide to delay or not proceed with this investment in Brazil. Further, there can be no assurance that we will complete the expected development of the new terminals or complete construction of the new terminals as scheduled or without cost overrun. Even if construction is completed on a timely basis, there can be no assurance that full operation of the new terminals will commence as expected. In addition, we may not be able to attract a sufficient number of skilled workers to meet the needs of the new terminals. If we experience delays in construction or commencement of the full operations, increased costs or lack of skilled labor or other unforeseen events, our business, financial condition and results of operations could be materially and adversely affected.

Rising crew costs, fuel prices and other cost increases may adversely affect our profits.

At December 31, 2023, we employed 493 land-based employees and 650 seafarers as crew on our vessels. Crew costs are a significant expense for us. Labor union activity in the Hidrovia Region may create pressure for us to pay higher crew salaries and wages. In addition, fuel is one of the largest voyage expenses in our Barge and Cabotage Businesses, when the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by governments, worldwide price levels and market conditions. Currently, most of our long-term contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. We may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent our contracts do not pass-through changes in fuel prices to our clients, we will be forced to bear the cost of fuel price increases. We may hedge in the futures market all or part of our exposure to fuel price variations. We cannot provide any assurance that we will be successful in hedging our exposure. In the event of a default by our contractual counterparties or other circumstances affecting their performance under a contract, we may be subject to exposure under, and may incur losses in connection with, our hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. We may not be able to pass onto our customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially and adversely affect our results of operations.

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

We periodically employ some of our fleet on a spot basis. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at predetermined rates over more extended periods of time. We expect significant volatility in our target markets as the South American markets mature. We cannot provide any assurance that we will be successful in keeping our fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably, as spot rates may decline below the operating cost of vessels. A significant decrease in spot market rates or our inability to fully employ our fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially and adversely affect our results of operations, and operating cash flow.

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

We may be unable to procure adequate insurance coverage for our fleet or port terminals at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill, infrastructure collision or marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available to us in the future may be significantly more expensive than our existing coverage.

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

Vessel owners and operators are subject to government regulation in the form of international conventions, and national, state, and local laws and regulations in the jurisdictions in which their vessels operate or are registered, which also apply in international waters. Such laws and regulations include those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, discharges of operational and other wastes into the water, and ballast water management. Compliance with these laws, particularly those relating to ballast water management and air emissions requires us to incur costs relating to the installation of certain equipment on our vessels and other operational costs. Such investments or operational costs may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Our vessels are subject to scheduled and unscheduled inspections by regulatory and enforcement authorities, as well as private maritime industry entities. This includes inspections by Port State control authorities, harbor masters or equivalent entities, classification societies, flag Administrations (i.e., the regulatory authority in the country in which the vessel is registered), charterers, and terminal operators. Our port terminals are subject to inspections by the National Board of Hidrografia and the Free Zone Authority in Uruguay and the Environmental Secretary in Paraguay. Certain of these entities require us to obtain permits, licenses, and certificates for the operation of our vessels and port facilities. Failure to maintain necessary permits or approvals could result in the imposition of substantial penalties or require us to incur substantial costs or temporarily suspend operation of one or more of our vessels or port terminals.

Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that emphasize operational safety, quality, maintenance, continuous training of officers and crews, and compliance with local and international regulations.

The legal requirements and maritime industry standards to which we and our vessels are subject, along with the risks associated therewith, are set forth below. We may be required to make substantial capital and other expenditures to ensure that we remain in compliance with these requirements and standards, as well as with standards imposed by our customers. Such costs can include ship modifications and changes in operating procedures. We also maintain insurance coverage against pollution liability risks for all of our vessels in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines, as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles, and other terms and conditions. In addition, claims relating to pollution incidents for intentional or knowing violations of local environmental laws or the International Convention for the Prevention of Pollution from Ships (MARPOL) may be considered by our protection and indemnity associations on a discretionary basis only. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position could be adversely impacted.

Because international conventions, laws, regulations, and other requirements are often revised, we cannot predict the ultimate cost of compliance or the impact on the fair market price or useful life of our vessels, nor can we assure that our vessels will be able to attain and maintain certifications of compliance with various regulatory requirements.

We expect governmental regulation of the shipping industry to become stricter, particularly in the areas of safety and environmental requirements. Heightened environmental, safety, quality, and security concerns of insurance underwriters, regulators, and charterers may lead to additional requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements, and heightened due diligence obligations. We also may be required to take certain of our vessels out of service for extended periods of time to address changing legal requirements, which would result in lost revenue. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write-downs.

Specific examples of expected changes that could have a significant, and potentially material, impact on our business include:

•	Further limitations on sulfur oxide and nitrogen oxide emissions from ships could cause increased demand and higher prices for low sulfur fuel due to supply constraints, as well as significant cost increases due to the implementation of measures such as fuel switching, vessel modifications, such as adding distillate fuel storage capacity, or installation of exhaust gas cleaning systems or scrubbers;
•	Environmental requirements could affect the resale value or useful lives of our vessels; require a reduction in cargo capacity, vessel modifications or operational changes or restrictions; lead to decreased availability of, or more costly insurance coverage for, environmental matters; or result in the denial of access to certain jurisdictional waters or ports;
•	Our operations depend on environmental licensing granted by governmental authorities. Such licensing is usually subject to technical conditions that may involve limitations on our operations. We may fail to comply with the aforementioned conditions and become subject to fines or the revocation or suspension of our licenses, which have a material adverse effect on our results of operations;
•	Under local and national laws, as well as international conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource damages, personal injury, and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations, or a casualty resulting in personal injury or death of crew members or other persons.

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

Risks Relating to the Countries in which we Operate

Risks Relating to Argentina

Argentina has been facing and continues to face challenges in respect of its economy, such as reducing the high rates of inflation, the devaluation of the Argentine peso, improving the competitiveness of the local industries and normalizing or adjusting prices of certain goods and services. Governmental measures in response to the economic situation have had and could continue to have a material adverse effect on us. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition or results of operations.

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

Since December 10, 2023, the new government implemented several measures to address these challenges. Consequently, predicting the overall impact of these measures on the Argentine economy, as well as on our subsidiary's financial standing and operational results, is challenging. Furthermore, the continuity and repercussions of current programs, policies, and regulations remain uncertain.

As of the date hereof, the Argentine economy is facing a recession, which may result in increased inflation or further economic deterioration in Argentina. There can be no assurance that the condition of the Argentine economy will improve in the future. As a result, both the policies that could be adopted by the Argentine government, as well as future economic, macroeconomic, regulatory, social and political circumstances or developments in Argentina could have a material adverse effect on the business, financial condition or results of operations of our local subsidiaries as well as the value of certain of our assets.

Continuing inflation may have material adverse effects on the Argentine economy.

Argentina has faced and continues to face high inflationary pressures. According to official information published by the Argentine Statistics and Census Institute (Instituto Nacional de Estadística y Censos), the inter-annual inflation recorded for the year 2023 reached 211.4% and that of January, February and March 2024 reached a monthly variation of 20.6%, 13.2% and 11.0% respectively.

A high inflation economy could undermine Argentina’s cost competitiveness abroad if not offset by a devaluation of the Argentine peso, which could also negatively affect economic activity and employment levels. Freight under the contracts with clients from our Argentine subsidiary are denominated in U.S. dollars and are collected in Argentine pesos at the prevailing exchange rate. These contracts also include crew cost adjustment terms. Uncertainty about future inflation may contribute to slowdown or contraction in economic growth. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of our Argentine subsidiary could be affected by inflation and exchange rate volatility in the future. There can be no assurance that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Argentine government to control inflation will be effective or successful.

Notwithstanding the high inflation as of December 31, 2023, we do not consider inflation to be a significant risk to our cost of doing business in the future as the functional currency of our Argentine subsidiary is the U.S. dollar. In addition, the day-to-day operations of our Argentine subsidiary are dependent on the relative value of the Argentine peso to the U.S. dollar.

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

As of this annual report, exchange controls remain in force.

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

The Argentine government has made certain changes to its policies and tax rules that affected our operations in Argentina in the past, and could further increase the fiscal burden on our operations in Argentina in the future.

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

The Argentine peso has suffered significant devaluations against the U.S. dollar in the past and has continued to devalue against the U.S. dollar in 2023. According to Argentina’s Central Bank, the Argentine peso depreciated approximately 17.5% in 2017, 100% in 2018, 56% in 2019, 41% in 2020, 22% in 2021, 73% in 2022 and 356.43% in 2023.

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

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the EU, China and the United States), including as a result of the Russian Ukraine war and the Israel’s war on Gaza, could have a material adverse impact on Argentina’s balance of trade and could adversely affect Argentina’s economic growth. Argentina may also be affected by other countries that have influence over world economic cycles. If interest rates rise significantly in developed economies, including the United States, emerging market economies, including Argentina, could find it increasingly challenging and expensive to borrow capital and refinance existing debt, which could negatively affect their economic growth.

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

Some of the other risks we are generally exposed to through our operations in emerging market countries include among others:

•	political and economic instability, changing economic policies and conditions, and war and civil disturbances;
•	recessions in economies of countries in which we have business operations;
•	frequent government interventions into the country’s economy, including changes to monetary, fiscal and credit policy;
•	the impact of extraordinary external events, such as pandemic diseases, and their consequences, resulting in the disruption of economic activity in our markets;
•	the imposition of additional withholding, income or other taxes, or tariffs or other restrictions on foreign trade or investment, including currency exchange controls and currency repatriation limitations;
•	the modification of our status or the rules and regulations relating to the international tax-free trade zone in which we operate our dry port;
•	the imposition of executive and judicial decisions upon our vessels by the different governmental authorities associated with some of these countries;
•	the imposition of or unexpected adverse changes in foreign laws or regulatory requirements;
•	longer payment cycles in foreign countries and difficulties in collecting accounts receivable;
•	difficulties and costs of staffing and managing our foreign operations;
•	compliance with anti-bribery laws; and
•	acts of terrorism.

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

We engage in regional commerce with a variety of entities. Our revenues are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaraníes, Argentine pesos and Brazilian reais; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2023, 2022 and 2021 approximately 51.6%, 59.9% and 50.6%, respectively, of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollars. As part of our overall risk management policy, we may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee we will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which we operate may occur, and if such fluctuations were to occur in one or a combination of the countries in which we operate, our results of operations or financial condition could be materially and adversely affected.

Risks Relating to Our Indebtedness

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the 2025 Notes and our other obligations.

At December 31, 2023, we had approximately $571.1 million in aggregate principal amount of debt outstanding.

Our substantial debt could have important consequences to our business, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes and our ability to satisfy our obligations with respect to the 2025 Notes, including at their July 1, 2025 maturity, may be impaired in the future, or such financing may not be available on favorable terms;
•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;
•	it may be more difficult for us to satisfy our obligations to our lenders and noteholders, resulting in possible defaults on and acceleration of such indebtedness;
•	we may be more vulnerable to general adverse economic and industry conditions;
•	we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates, who may be better positioned to withstand economic downturns;
•	our ability to refinance indebtedness may be limited or the associated costs may increase; and
•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business.

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

We are required to comply with the covenants contained in the indenture governing the 2025 Notes. In addition, our credit agreements require that we maintain other specific financial covenants. We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants and ratios. Events beyond our control, including changes in the economic and business conditions in the markets in which we operate, may affect our ability to comply with these covenants. We cannot provide any assurance that we will meet these ratios or satisfy these covenants or that our lender will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit agreements would prevent us from borrowing additional money under the facilities and could result in a default under them.

In December 2023, Makenita H, Elena H, Sarah H and the $3,732 of cash collateral held in escrow account were released from the 2025 Notes and were replaced by the (1) Estefania H, (2) Valentina H and (3) Enrico H owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”). The 2025 Notes are currently secured by (i) the three vessels mentioned above and related assignments of earnings and insurance, together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor; and (ii) an assignment by way of security of the Vale port contract (collectively, the “Collateral”). Our future debt is likely to be secured by mortgages on our vessels, barges or ports, vessels under construction pursuant to ship-building contracts, guarantees by our subsidiaries and/or other related assets, such as assignments of insurances and earnings or some combination of the foregoing. Our debt requires compliance with certain covenants, including and value-to-loan ratio covenants, based on charter-free valuations, of not less than 125% and minimum liquidity. If a default occurs under the 2025 Notes or future credit facilities, the lenders could elect to declare such debt, together with accrued interest and other fees and expenses, to be immediately due and payable and foreclose on the collateral, including our vessels, barges, ports or other assets securing that debt. In a case where a credit facility was used to finance the scheduled payments as they come due under shipbuilding contracts, such a default could result in default by us under the associated ship-building contract and possible foreclosure of our rights in the related vessel under construction. In addition, a payment default under a ship-building contract would give the shipyard the right to terminate the contract without any further obligation to finish construction and may give it rights against us for having failed to make the required payments.

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

Our ability to generate the significant amount of cash needed to service our debt obligations and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors, many of which may be beyond our control. There is a risk that we may not be able to secure necessary financing to refinance the 2025 Notes on commercially reasonable terms, or at all.

Our ability to make scheduled payments on, or to refinance our obligations under, our debt, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond our control. We cannot provide any assurance that our business will generate sufficient cash flow from operations, that currently anticipated business opportunities will be realized on schedule or at all, or that future borrowings will be available to us in amounts sufficient to enable us to service our indebtedness and any amounts borrowed under future credit facilities, to refinance our indebtedness before it becomes due, or to fund our other liquidity needs.

In particular, the 2025 Notes are due in July 2025. From time to time, we have explored, and expect to continue to explore, a variety of transactions to refinance the 2025 Notes, including borrowing new debt and repurchasing outstanding notes in the open market with available liquidity.

We will use cash from operations as well as future borrowings to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital, capital expenditures, vessel acquisitions and other purposes. As a result of these obligations, our current liabilities may exceed our current assets. We may need to take on additional debt as we expand our fleet or port terminals, which could increase our ratio of debt to equity. The need to service our debt may limit funds available for other purposes and our inability to service debt in the future could lead to acceleration of our debt and foreclosure on our owned vessels.

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

We cannot provide any assurance that we will be able to refinance any of our indebtedness or obtain additional financing in amounts or on terms acceptable to us, particularly because of our anticipated high levels of indebtedness and the indebtedness incurrence restrictions imposed by the agreements governing our indebtedness, as well as prevailing market conditions. We could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our indebtedness service and other obligations. If we cannot make scheduled payments on our indebtedness, we will be in default under one or more of the agreements governing our indebtedness, and as a result, we could be forced into bankruptcy or liquidation.

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

If proceedings were brought in the courts of Argentina seeking to enforce our obligations we would be required to discharge its obligations in the original currency of the obligations, according to the new wording of article 765 of the Argentine Civil and Commercial Code. Any judgment obtained against us in Argentine courts in respect of any payment of our obligations could be discharged solely in the agreed currency. See “—Risks Relating to Argentina—The current and future foreign exchange policy of Argentina may affect the ability of our Argentine subsidiary to make money remittances outside of Argentina.”

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

Argentina

A final and conclusive foreign judgment would be recognized and enforced by the courts in Argentina without any retrial or re-examination of the merits of the original action provided that the requirements of Sections 517 through 519 of the Argentine National Code of Civil and Commercial Procedures (if enforcement is sought before federal courts) are met. These requirements include: (1) the judgment, which must be final in the jurisdiction where rendered, must have been issued by a court competent pursuant to Argentine principles regarding international jurisdiction and must have resulted from a personal action, or an in rem action with respect to personal property if such property was transferred to Argentine territory during or after the prosecution of the foreign action, (2) the defendant against whom enforcement of the judgment is sought must have been personally served with the summons and, in accordance with due process of law, must have been given an opportunity to defend itself against such foreign action, (3) the judgment must be valid in the jurisdiction where rendered and its authenticity must be established in accordance with the requirements of Argentine law, (4) the judgment must not violate the principles of public policy of Argentine law, and (5) the judgment must not be contrary to a prior or simultaneous judgment of an Argentine court. There might be other requirements set forth by laws that replace or complement the Argentine National Code of Civil and Commercial Procedures in the future. If the enforcement is sought before provincial courts, other requirements may apply through application of the corresponding provincial codes of procedures.

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

Navios Holdings, through its wholly owned subsidiary, Navios Corporation; and Sinimalec, through its wholly owned subsidiary, Peers Business Inc. (“Peers”) are our significant stockholders. Navios Holdings (previously listed on the NYSE) currently owns 63.8% of our outstanding common stock, and Angeliki Frangou, our Chairwoman, currently beneficially owns 100% of the outstanding common stock of Navios Holdings. Peers, which is beneficially owned by the Lopez family, including, Claudio Pablo Lopez, Navios Logistics’ Vice Chairman, currently owns 36.2% of our outstanding common stock. Navios Holdings and Peers, as the beneficial owners of our common stock have the power to control our actions and the outcome of matters on which our stockholders are entitled to vote. Navios Holdings, Ms. Frangou and the Lopez family may pursue interests different from the interest of our debt holders in determining these matters.

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

We and certain of our officers and directors may be difficult to serve with process as we and our subsidiaries are incorporated in various jurisdictions outside the United States and certain of our officers and directors reside outside of the United States.

We are incorporated under the laws of the Republic of the Marshall Islands, and our subsidiaries are organized under the laws of various countries and all of our assets are located outside of the United States. Our business is operated primarily from our offices in Uruguay, Argentina, Paraguay and Brazil. In addition, our directors and officers, other than our President, are all non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for investors to bring an action against us or against these individuals in the United States if such investors believe that their rights have been infringed under securities laws or otherwise. Although investors may bring an original action against us or our affiliates in the courts of the Republic of the Marshall Islands, and the courts of the Republic of the Marshall Islands may impose civil liability, including monetary damages, against us or our affiliates for a cause of action arising under Republic of the Marshall Islands law, it may impracticable for investors to do so.

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

Our capital expenditures during the years ended December 31, 2023, 2022 and 2021 were $43.5 million, $9.5 million and $23.8 million, respectively, mainly used to acquire and/or pay installments for among others: the expansion of our Iron Ore Port facilities, the development of our new liquid port terminal in Nueva Palmira, the development of a new upriver terminal, the construction of eighteen barges pursuant the Twelve Jumbo Barges and Six Jumbo Barges contract (as defined elsewhere in this Annual Report), the acquisition of Vimalcor (as defined elsewhere in this Annual Report), eighteen second-hand liquid barges, three pushboats and six newbuilding liquid barges. In order to follow our current strategy for growth, we will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures. Further, the expansion of our Iron Ore Port facilities, the development of our new liquid port terminal in Nueva Palmira, the construction of our planned Port Murtinho Terminal and the construction of the barges discussed above, may result in a material increase in our capital expenditures.

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

Global financial markets and economic conditions remain subject to significant vulnerabilities. The Russian/Ukrainian armed conflict, the Israel’s war on Gaza, turmoil and hostilities in Afghanistan, Iran, Iraq, North Korea, Syria, Venezuela and Yemen, other current conflicts, the refugee crisis in Europe and the Middle East, and global concerns regarding inflation, pandemics and increased interest rates have led to increased volatility in global credit and equity markets. This has all materially affected the financial conditions of banks, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in certain European countries, which may expose us to a loss of cash deposits or cash equivalents.

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

Although we intend to maintain such Economic Sanctions Compliance Policy and Procedures, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws and regulations may be unclear and may be subject to changing interpretations by relevant authorities, and the underlying laws and regulations may change. Moreover, despite, for example, relevant provisions in contracts forbidding the use of our port terminals and/or vessels in a trade that would or may violate economic sanctions, our counterparties may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation with any breaches imputed to us.

We continually monitor developments in the United States, the EU, UK and other jurisdictions that maintain economic sanctions against various countries and regions including, Iran, Russia, Crimea, Venezuela, and other sanctions targets, including guidance on the implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries, being chartered to certain parties or for certain trade, or could restrict the cargoes carried onboard our vessels or handled at our port terminals.

In addition, given our relationship with Navios Holdings (previously listed on the NYSE) we cannot give any assurance that an adverse finding against them or their affiliates or subsidiaries by a governmental, legal, or other authority, with respect to sanctions matters, or any future matter related to regulatory compliance by Navios Holdings, would not have a material adverse impact on our business, reputation or the market price of our securities.

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

Legislation in other countries includes the U.K. Bribery Act 2010 (the “U.K. Bribery Act”) which is broader in scope than the FCPA because it does not contain an exception for facilitation payments. As an international logistics company, our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and the results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies impose potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation.

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

In addition, some of our technology networks and systems are managed by third-party service providers (including cloud-service providers) for a variety of reasons, and such providers also may have access to proprietary business information and customer and employee data, and may have access to confidential information on the conduct of our business. Like us, these third-party providers are subject to risks imposed by data breaches and disruptions to their technology infrastructure. A cyber-attack could defeat one or more of our third-party service providers’ security measures, allowing an attacker access to proprietary information from our company including our employees’, customers’ and suppliers’ data. Any such security breach or disruption to our third-party service providers could result in a disruption in operations and damage to our reputation and liability claims, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The emergence of a pandemic could disrupt charter rates, vessel values and could have an adverse impact on our business, financial condition, results of operations or prospects.

The emergence of future epidemics or pandemics, and the responses of governments to such occurrences in the markets in which we operate, could affect our business. Such governmental measures could result in delayed deliveries of vessels we purchase, construction delays in our port facilities, disruptions in our operations, and significant negative effects on global markets. Furthermore, pandemic-related events could reduce demand for our services, interrupt the operation of our port terminal facilities, reduce global demand for commodities, affect the price of regional freights, hires and port tariffs, and otherwise disrupt the operations of our customers and suppliers.

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

We may not be successful in executing our business strategy if we are unable to, among other things: (i) complete our future projects without delays or additional costs; (ii) expand our operations with financial discipline; (iii) raise capital or secure additional financial resources on acceptable terms; and (iv) maintain sufficient operational efficiency. In such event, our productivity, investments, operating costs and business strategy may fall short of our estimates and projections. If we are unable to execute our business strategy in accordance with our expectations, our economic and financial circumstances may be adversely affected.

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

Changing laws and evolving reporting requirements could have an adverse effect on our business, including the Environmental, Social and Governance (“ESG”) disclosure rules applicable to us.

Changing laws, regulations and standards relating to regular reporting requirements, as adopted by the SEC and/or the European Union and/or otherwise applicable to us, including in relation to General Data Protection Regulation (“GDPR”), GHG, ESG and additional climate disclosure rules, along with long-anticipated ESG reporting rules which have been issued in 2023 and 2024, may create additional compliance requirements for us. We may receive pressure from investors, lenders and other market participants, who are focused on climate change, to prioritize sustainable energy practices. To maintain high standards of corporate governance and public disclosure, we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with evolving standards.

Companies that do not adapt to, or comply with, investor, lender, or other industry shareholder expectations and standards which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from litigation risk or reputational damage and the business, financial condition, and/or stock price of such a accompany could be materially and adversely affected.

Item 4. Information on the Company

A. History and Development of the Company

We have a long history of operating in the Hidrovia Region of South America. We were established in December 2007 through the merger of Corporation Navios S.A. (“CNSA”), an entity founded by one of our predecessor companies in 1955, and the Horamar Group (“Horamar”). CNSA owned and operated the largest bulk transfer and storage port terminal in Uruguay. Horamar, formed in 1992, was a privately held Argentina-based group specializing in the transportation and storage of liquid cargoes and the transportation of drybulk cargo in South America along the Hidrovia Region. The combination of CNSA and Horamar under the Navios Logistics umbrella created one of the largest logistics businesses in the Hidrovia Region. For additional information, see “Item 4.B. Information on the Company—Business Overview—Corporate Information.”

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

Corporate Information

Our legal and commercial name is Navios South American Logistics Inc.. We have been incorporated under the laws of the Republic of the Marshall Islands since December 17, 2007. Our office and principal place of business is located at Aguada Park Free Zone, Paraguay 2141, Of. 1603 Montevideo, Uruguay and our telephone number is +(30) (210) 459-5000. Our website is http://www.navioslogistics.com. The information on our website is not incorporated by reference into this report and should not be considered to be a part of this report. Trust Company of the Republic of the Marshall Islands, Inc. serves as our agent for service of process, and our registered address, as well as address of its agent for service of process is Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Republic of the Marshall Islands MH96960. We maintain offices in Montevideo — Uruguay, Buenos Aires — Argentina, Asuncion — Paraguay, and Corumba — Brazil. We own the Nueva Palmira dry ports and transfer facilities indirectly through our Uruguayan subsidiaries, CNSA and Corporacion Navios Granos S.A. (“Granos”), and the San Antonio port facility through our Paraguayan subsidiary, Petrolera San Antonio S.A. (“Petrosan”). All of our material subsidiaries are wholly owned.

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

Navios Logistics has a long history of operating in the Hidrovia Region. Navios Logistics has consistent contract renewals and longstanding relationships with a diverse group of large customers, primarily comprised of major international agriculture, mining and oil companies and their affiliates such as Transbarge Navigacion S.A., Viterra B.V. (“Viterra”), ADM, Cargill, Louis Dreyfus, Petropar S.A. (“Petropar”) (the national oil company of Paraguay), Petroleros Del Sur S.A. (“Petrosur”), YPF S.A. (“YPF”), Trafigura, Vale, and Vitol S.A. (“Vitol”). These long-term customer relationships arise from our reputation for reliability and high-quality service. In its Grain Port Terminal in Uruguay, Navios Logistics has been serving three of its key customers, ADM, Cargill and Louis Dreyfus, for more than 25 years on average. In its liquid port terminal in Paraguay, liquid barge transportation and Cabotage Business, Navios Logistics has long-term relationships with its global petroleum customers for more than 20 years on average (such as Axion Energy, Petrobras Group, YPF and Shell or their successors). In its Barge Business, Navios Logistics started its relationship with Vale in 2008 for iron ore transportation and has signed new contracts for storing and transshipping iron ore and other commodities since then. For additional information on the Vale port contract, see “Item 3.D Risks Factors—Risks Relating to Our Industry and Our Business—Vale’s payments represent a significant portion of our revenue and if Vale were unable or unwilling to fulfill their obligations under the in-force agreements with us, it could significantly reduce our revenues and cash flow.”

Navios Logistics serves its customers in the Hidrovia Region through its four port storage and transfer facilities, one for agricultural, forest-related exports, one for mineral related exports (both located in Nueva Palmira Free Zone, Uruguay), and two for liquid cargo, one located in San Antonio, Paraguay and the other one in Nueva Palmira Free Zone, Uruguay. Navios Logistics complements its four port terminals with a diverse fleet of 342 barges and pushboats and six vessels, including five tankers and one river and estuary tanker vessel which operate in our Cabotage Business. Navios Logistics provides transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or LPG).

Our ESG Practices

We are committed to integrating ESG practices into our operations and business strategy, with the goal of becoming a leader in sustainability and exploitation of new ESG technologies. Τhe Company periodically assesses and identifies sustainability priorities to ensure responsible growth. These assessments provide insights into the expectations, best practices, and most important considerations among the Company’s stakeholders.

The Company intends to publish its first annual ESG Report in 2024.

Environment

The Company's environmental policies recognize environmental protection and management as one of its highest priorities. The policies reflect the Company's commitment to environmentally responsible operations and to a cleaner environment. The Company is committed to sustainable operations with minimal adverse long-term impact to the environment, but the Company also believes that it is well-poised to identify and mitigate the potential risks posed by climate change. These potential risks include extreme weather events, supply-chain disruptions, stricter regulations and government policies.

Social responsibility:

The Company is devoted to promoting health, safety, and social responsibility among its employees and respecting the international communities in which it does business; and adopting corporate governance that prioritizes ethics, transparency, and balanced synergy with its business partners.

To promote social responsibility, the Company encourages diversity in the workplace, gender equality, and the behavioral competence and wellbeing of its employees.

We support the educational networks in the areas we operate and also participate in community philanthropy and donate to several universities and learning institutions and charities.

Governance:

Our company is governed by an experienced board consisting of executive and independent board members. We have board committees consisting of independent board members to ensure the oversight of our activities sand compliance with all applicable frameworks. We have adopted a Code of Corporate Conduct and Ethics with which all employees are required to comply. We encourage our employees and crew to engage in free and open reporting, anonymously or otherwise, using a dedicated email address.

Regulatory Compliance

Navios Logistics aims to conform to the highest standards of ethical conduct. All employees, at all corporate levels, are expected to comply fully with all related laws and regulations, including, among others, the OECD Convention, the U.S. Foreign Corrupt Practices Act (FCPA), the UK Bribery Act, all SEC requirements, and applicable tax laws of the countries in which we have a relevant business presence we require that our employees certify compliance on an annual basis.

Navios Logistics Fleet Summary (all owned)

Since the business combination in January 2008, Navios Logistics has grown its vessel fleet from 123 to 348 vessels, including barges, pushboats and tankers, all owned by Navios Logistics.

The following is the core fleet as of April 29, 2024.

Pushboats/ Barges Fleet (1)	Number of Vessels	Capacity/BHP	Description
Pushboat Fleet	30	107,920 BHP	Various Sizes and Horsepower
Dry Barges(2)	257	508,221 DWT	Dry Cargo
Tank Barges	52	166,009 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG
Total	342

Product Tanker Fleet (1)	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
Elena H	2018	4,999	Double-hulled Product Tanker
Total		77,249

(1)	The average age of our pushboats, weighted on the basis of horsepower, is 35 years. The average age of our barges, weighted on the basis of DWT, is 24 years.
(2)	Includes 30 barges that are currently under construction and are expected to be delivered no later than the fourth quarter of 2024.

Our Markets

We have three reportable segments: Port Terminal Business, Cabotage Business and Barge Business. We primarily operate in Uruguay, Argentina and Paraguay. The table below reflects a breakdown of our total revenues by category and geographical market for the years ended December 31, 2023, 2022 and 2021:

	Port Terminal Business			Cabotage Business			Barge Business
Revenues by Geography	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Uruguay	$113,078	$106,285	$85,035	—	$—	$1,124	$67,333	$38,404	$46,084
Argentina	—	—	—	53,584	52,192	33,785	16,271	7,737	8,603
Paraguay	26,478	12,194	19,510	—	—	—	34,047	37,342	28,467
Total Revenues	$139,556	$118,479	$104,545	$53,584	$52,192	$34,909	$117,651	$83,483	$83,154

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

Our Grain Port Terminal has experienced significant growth from 1.0 Mt of grain moved in 2000, to 3.7 Mt and 2.6 Mt of grain moved in 2022 and 2023, respectively. In 2023, grain exports through our port in Uruguay were 31% lower than the 2022, mainly driven by lower Uruguayan exports of soybeans. We believe that there will continue to be an increase in the use of land for agriculture and implementation of technology for increasing yields on productive lands in the Hidrovia Region. Since 2009 we have expanded our grain silo capacity (from 274,000 tons of grain cargo in 2009 to 460,000 tons of grain cargo as of December 31, 2023), installed a grain drying and conditioning facility in 2011 and completed the construction of an additional vessel-loading conveyor belt in 2013.

In 2017, we completed the development of the Iron Ore Port Terminal. We have moved approximately 4.1 million MT of iron ore in 2023 as compared to 1.5 million MT in 2022.

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

Iron Ore Port Terminal Infrastructure: The Iron Ore Port Terminal is unique in the region because of its sophisticated design, efficiency and multimodal operations. Our Iron Ore Port Terminal has specially designed storage facilities and conveying systems that provide significant flexibility in cargo movements aimed at avoiding delays to vessels and barge convoys. On shore the facilities comprise an area of approximately 20 acres with two stockpiles for mineral with a storage capacity of up to 1,246,000 tons. Our facility provides customers storage for their commodities separate from those of other customers. Minerals at the stockpile are handled by a Stacker/Reclaimer. Auxiliary equipment for barge mooring, power, environment control and water treatment are also part of the Iron Ore Port Terminal.

The Iron Ore Port Terminal has two docks. The main outer dock is 300 meters long with two berths for vessels able to accommodate vessels on both sides; up to 150,000 DWT on the outer side, and up to 85,000 DWT on the inner side, loading to the maximum draft permitted for vessels at the Martin Garcia and Mitre Canals. The secondary inner dock is dedicated for the discharge of barge convoys, able to accommodate and discharge three barges at the same time. Vessels are loaded with a travelling shiploader and barges are unloaded by three cranes.

Transshipment

In October 2023, Navios Logistics agreed to charter-in the Navios Vega, a 2009-built Ultra-Handymax vessel, following her modification to a ship-to-ship transhipper vessel, from Navios Maritime Partners L.P. for a period of five years at a rate of $25.8 net per day. Navios Vega was delivered to the Company in February 2024.

Uruguay Liquid Port Terminal

We own a port terminal with tank storage for liquid cargoes, such as vegetable oils, biofuels and others, and provision of fuel products within Nueva Palmira Free Zone for bunkering operations. The Liquid Port is located in Nueva Palmira, Uruguay, at kilometer zero of the Parana-Paraguay riverway, at the confluence of Parana & Uruguay rivers. The Liquid Port has a static storage capacity of 37,000 cubic meters. The strategic location of the terminal at the mouth of the Hidrovia Waterway has comparative advantages for the facilitation of international trade exports as well as imports.

The Liquid Port was built to carry out operations efficiently, including the loading and unloading of barges, ships and storing in tanks.

Liquid Port Terminal Operation: The liquid port terminal provides short and long-term storage and transshipment services for liquid cargo, as well as the sale of liquid products.

Liquid Port Terminal Infrastructure: The liquid port terminal currently has three tanks with a static storage capacity of 37,000 cubic meters. The tank plates are carbon steel, as specified by the American Standard for Testing Materials, and are epoxy-coated to manage the target cargoes. Cargo circulation systems are installed in the tanks to prevent sedimentation and maintain cargo quality. Construction was performed according to the standards of the American Petroleum Institute. We have available space at the terminal to increase static storage capacity up to 140,000 cubic meters to meet our customers’ future demand.

There are two cargo operations manifolds, one for vessels at the ocean pier and one for barges in the liquid barge pier. The Liquid Port takes advantage of the constant draft of 34ft available in Nueva Palmira, throughout the year.

Since October 2022, we have been providing bunkering services using floating storage capacity in the port of Nueva Palmira. Overall, we have developed 115 acres of land, and we have about 114 acres available to be developed inside or near the Nueva Palmira Free Zone.

Paraguay Liquid Port Terminal

We own and operate an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay (together with the liquid port in Nueva Palmira Free Zone, Uruguay the “Liquid Port Terminals”), located approximately 17 miles by river from the capital of Asuncion. We believe our port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity, with a static storage capacity of 65,660 cubic meters. The port facility serves local and international operators from Paraguay and Bolivia. Because Paraguay is not an oil producing country, its needs for both crude and refined petroleum products are served entirely by imports. The main sources of supply are from Argentina and, to a much lesser extent, Bolivia. The strategic location of the terminal at the center of the Hidrovia Waterway has comparative advantages for the provision of services to both southern and northern regions.

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

Barge Operations

Overview: We service the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through our fleet of 342 vessels in our Barge Business. We operate different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Hidrovia Waterway. We typically contract our vessels either on a time charter basis or on a contracts of affreightment (“CoA”) basis or in the spot market.

Fleet: We control 342 vessels in our Barge Business, including 30 pushboats, 257 dry barges, 52 tank barges and three LPG barges. The average age of our pushboats, weighted on the basis of horsepower, is 35 years. The average age of our barges, weighted on the basis of DWT, is 24 years.

Products Transported: We provide transportation for dry cargo (cereals, cotton pellets, soy bean, wheat, limestone (clinker), mineral iron and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas (LPG)). During 2023, we transported approximately 2.7 million cubic meters of liquids or tons of dry cargo, consisting of approximately 0.8 million cubic meters of liquids and 2.0 Mt of dry cargo (compared to 1.7 million and 1.9 million cubic meters of liquids or tons of dry cargo in 2022 and 2021).

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

Our fleet consists of five product tanker vessels and one river and estuary product tanker.

Fleet: The table below reflects our cabotage tanker fleet as of April 29, 2024:

Vessel	Type	Built	DWT	Employment Date	Charter-Out Duration	Expiration Date of License
Estefania H	Product Tanker	2008	12,000	December 2021	36 months	N/A(1)
Makenita H	Product Tanker	2009	17,508	February 2022	48 months	June 27, 2026
Sara H	Product Tanker	2009	9,000	November 2022	30 months	July 1, 2026
Ferni H	Product Tanker	2010	16,871	April 2023	36 months	August 4, 2026
San San H	Product Tanker	2010	16,871	May 2023	29 months	May 31, 2027
Elena H	Product Tanker	2018	4,999	October 2018	67 months	August 18, 2026

(1)	License does not apply as the vessel has an Argentine flag.

In Argentina, all of our cabotage tanker vessels fly a foreign flag and operate under licenses of one to three years’ duration issued by the Argentinian maritime authorities, other than the Estefania H, which flies the Argentine flag. Such licenses for our vessels expire at various times until May 31, 2027. In the event that a license cannot be further renewed, a vessel must fly the Argentine flag to continue operating in Argentine cabotage.

Products Transported: We transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils). During 2023, our cabotage fleet transported approximately 1.7 million cubic meters of liquids (compared to 1.9 million cubic meters in 2022 and 1.7 million cubic meters in 2021).

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

As of December 31, 2023, we employed 493 land-based employees: 39 employees in the Asuncion, Paraguay office, 45 employees at the port facility in San Antonio, Paraguay, 90 employees in the Buenos Aires, Argentina office, 13 employees in the Montevideo, Uruguay office, 294 employees at the Dry Port Terminals in Uruguay, and 12 employees in the Corumba, Brazil office and 650 seafarers as crew on our vessels.

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

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to ours. However, most of these companies are proprietary service providers that are focused on servicing their own cargo. Unlike these companies, we are an independent service provider in the market for transits. With respect to exports, our competitors are Montevideo Port in Montevideo, Ontur in Nueva Palmira, and TGU in Nueva Palmira, in which we acquired the 36% (see Note 25 “Commitments and Contingencies” included elsewhere in this Annual Report). The main competitor of our liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol, TLP, Trafigura and Monte Alegre.

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

REGULATION

Environmental, Safety, and Security Regulations

Shipping is one of the world’s most heavily regulated industries, as it is subject to both governmental regulation and rigorous industry standards. The governmental regulations to which we are subject include local and national laws and regulations, as well as international conventions promulgated by the International Maritime Organization (“IMO”), the United Nations agency governing the maritime sector. We also are subject to regulation by ship classification societies and industry associations, which often have independent standards. Worldwide enforcement of environmental laws is on the rise, and national and local laws and regulations may be more stringent than international conventions, as well as industry standards. Violations of these laws, regulations, conventions as implemented by various countries, and other requirements could result in regulatory sanctions, civil or criminal fines or penalties, delays, and detentions.

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

The emissions standards for sulfur oxides (“SOx”) under MARPOL Annex VI are 0.5% worldwide (down from the pre-2020 level of 3.5%). These requirements are in addition to EU Directive 2005/33/EC, which has required all vessels to changeover to 0.1% sulfur fuel oil when ‘at berth’ in EU and European Economic Area (“EEA”) ports since 2010.

Moreover, IMO regulations also allow for special emissions control areas (“ECAs”) to be established with more stringent controls on emissions of 0.1% sulfur, particulate matter, and nitrogen oxide emissions. Thus, the 0.5% sulfur content requirement applies outside the ECAs. Ships may comply with these requirements either by operating on fuel with 0.5% sulfur content or through the installation of pollution control equipment (exhaust gas cleaning systems or scrubbers), which allows the vessel to use high sulfur content fuel and limits emissions. Certain vessels must be modified in order to use 0.5% sulfur fuel, which results in operational costs; however, the installation of scrubbers also can be capital intensive.

At present, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only, subject to the 2017 amendments described below); the North Sea area including the English Channel (limiting SOx emissions only subject to the 2017 amendments described below); the North American ECA (limiting SOx, NOx, and particulate matter emissions); and the U.S. Caribbean ECA (limiting SOx, NOx, and particulates). The IMO designated the North Sea and Baltic Sea as ECAs for NOx under Annex VI as well, which took effect in January 2021 for new vessels constructed on or after January 1, 2021 or existing vessels that replace an engine with non-identical engines, or install an additional engine.

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

The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) entered into force on September 8, 2017. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless, or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. As of March 5, 2024, the BWM Convention had 97 contracting States, representing 92.99% of the world’s gross tonnage. Also, as of that date, Argentina and Brazil are the only Hidrovia Region parties to the BWM Convention.

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

The CLC applies in over 100 jurisdictions around the world. In the Hidrovia Region, Argentina and Uruguay have ratified the CLC; Brazil has ratified an earlier version of the CLC, the “1969 Convention;” and Bolivia and Paraguay have not ratified any version of the CLC. Further, it is possible that courts in certain countries could interpret the CLC to provide fewer protections, which could increase our liability in certain areas of the globe. In particular, it is possible that courts in Argentina and Brazil could find vessel owners, operators, or charterers liable beyond the restrictions of the CLC.

There is no equivalent international convention in force which would regulate spills of non-persistent petroleum products. As such, when a tanker is carrying refined oil or petroleum products that do not constitute “persistent oil” under the CLC, liability for any pollution damage will fall outside the CLC and will generally depend on domestic laws in the jurisdiction where the spillage occurs, although other international conventions may apply. The same principle applies to any pollution from the vessel in a jurisdiction that is not a party to the CLC. While some states have acceded to the IMO’s Hazardous and Noxious Substances by Sea Convention, that Convention is far from the requisite number of contracting states required to enter into force.

For vessel operations not covered by the CLC, including all non-tank vessels in our fleet, international liability for oil pollution may be governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) in addition to local and national environmental laws.

The Bunker Convention entered into force in 2008 and imposes strict liability on shipowners for pollution damage and response costs incurred in contracting States caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain tonnage to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”). As of March 5, 2024, the Bunker Convention had 107 contracting States, representing 95.02% of the gross tonnage of the world’s merchant fleet.

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

The United States is not party to these conventions, but has similar, though not identical, regime under the Oil Pollution Act of 1990 (“OPA”). Ships operating in U.S. waters must comply with U.S. regulations under OPA.

International Safety Regulations

Our vessels also must operate in compliance with the requirements set forth in the IMO’s International Convention for the Safety of Life at Sea, as amended (“SOLAS”), including the International Safety Management Code (the “ISM Code”), which is contained in Chapter IX of SOLAS. SOLAS was enacted primarily to promote the safety of life and preservation of property. SOLAS, and the regulations and codes of practice thereunder, are regularly amended to introduce heightened shipboard safety requirements into the industry.

The ISM Code requires ship operators to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The ISM Code also requires vessel operators to obtain a Document of Compliance (“DOC”) demonstrating that the company complies with the SMS and a Safety Management Certificate (“SMC”) for each vessel verifying compliance with the approved SMS by each vessel’s flag state. No vessel can obtain an SMC unless the vessel’s flag State issues a DOC to the manager.

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

On 13 April 2018, the IMO’s Marine Environment Protection Committee (“MEPC”) 72 adopted resolution MEPC.304(72) on Initial IMO Strategy on reduction of GHG emissions from ships. The initial strategy aimed to reduce GHG emissions from shipping by 40% by 2030 when compared to 2008 levels. No international regulations have been implemented to achieve such a reduction.

The IMO’s initial strategy targeted both reducing gross output and efficiency. In order to reduce emissions and increase shipboard efficiency, the IMO coordinated ways to measure these approaches in two primary ways. First, the technical aspects and design of existing vessels will now be governed by the Energy Efficiency Existing Ships Index (“EEXI”). EEXI regulations provide that an “Attained EEXI” must be calculated for each ship, and a “Required EEXI” for specified ship types. Second, the Carbon Intensity Indicators (“CII”) index will now govern every ship’s operational efficiency based upon Data Collection System information. Aspects of a vessel’s CII will need to be documented under the existing framework of the Ship Energy Efficiency Management Plan (“SEEMP”). Ships of 5,000 GT and above were required to revise their SEEMP before January 1, 2023.

These EEXI and CII requirements will be phased in based on a process developed at IMO. In June 2021, MEPC 76 developed various short-term (2018–2023), medium-term (2023–2030), and long-term (2030–2050) measures. It approved a three-phase work plan aimed at supporting the Initial IMO Strategy on Reduction of GHG from Ships and its program of follow-up actions: Phase I – Collation and initial consideration of proposals for measures (Time period: Spring 2021 to Spring 2022); Phase II – Assessment and selection of measures to further develop (Time period: Spring 2022 to Spring 2023); and Phase III – Development of measures to be finalized with agreed target dates (Timeline: Target date(s) to be agreed in conjunction with the IMO Strategy on reduction of GHG emissions from ships).

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

The MEPC 79 session also took further steps to address GHG emissions. In particular, the session adopted amendments to designate the Mediterranean Sea, as a whole, as an Emission Control Area for Sulfur Oxides and Particulate Matter, under MARPOL Annex VI. In such an Emission Control Area, the limit for sulfur in fuel oil used on board ships is 0.10% mass by mass (m/m), while outside these areas the limit is 0.50% m/m. The amendment is expected to enter into force on May 1, 2024, with the new limit taking effect from 1 May 1, 2025. The session also adopted amendments to MARPOL Annex VI to include information on the flashpoint of fuel in the Bunker Delivery Note.

Later, in July 2023, MEPC 80 adopted the “2023 IMO Strategy on Reduction of GHG Emissions from Ships” and established “Guidelines on Life Cycle GHG Intensity of Marine Fuels” (LCA Guidelines), which set out methods for calculating well-to-wake and tank-to-wake GHG emissions. MEPC 80 considered initiating a work process on the application of on-board carbon capture and storage or utilization, but decided to postpone further discussion. Finally, MEPC 80 adopted interim guidance on the use of biofuels aboard vessels.

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

SIRE 2.0

OCIMF is developing an enhanced and risk-based vessel inspection program that will supersede the existing SIRE program. SIRE 2.0 will provide more accurate information to enable OCIMF members and program recipients to make judgements on the quality and the likely future performance of a vessel.

In future SIRE 2.0 will encompass all of OCIMF's inspection programs. This includes OCIMF's Barge Inspection Report program (BIRE) and Offshore Vessel Inspection Database (OVID).

Specifically, the new program will be enhanced by:

•	A more comprehensive inspection regime with enhanced tools, strengthened governance processes and more in-depth reporting outcomes, following a risk-based approach.
•	Enhanced inspection criteria on equipment, procedures and human factors, to further improve control over vessel safety systems and processes.
•	Enhanced pre-inspection processes and more robust monitoring protocols on the inspection process will be included.
•	The use of web-enabled tablet devices to allow inspections and feedback to be reported and documented in real-time and to allow inspections to be completed more efficiently, with the adoption of a comprehensive yet standardized reporting format.
•	Updated policies, procedures, and user guidance housed in an online process documentation library.
•	An enhanced governance process to provide greater transparency and control for all parties involved in the program, either directly or indirectly; and the adoption of rules that are enforceable and verifiable by OCIMF.
•	Significant enhancements to training and continuing development of inspectors to ensure the highest standard of delivery is maintained and improved.

Process and delivery

OCIMF has been working on this project since 2017. Three working groups responsible for governance, inspection and technology report to a steering group that is tasked with delivering the new program. The new SIRE 2.0 regime is expected to become operational in 2022. Until then, the current SIRE program will continue to be updated and improved to incorporate the latest standards, best practice and regulations.

Since 2022, NSAL has been actively working with SIRE 2.0, engaging in multiple training sessions with certified SIRE 2.0 surveyors. In 2023, we initiated the process of revising our safety management manual to align with the program's updated criteria. These adjustments are slated for completion in Q1 of 2024. To further bolster adherence to the new standard, we have reached out to several oil majors, requesting that they conduct training inspections under the SIRE 2.0 program throughout 2024.

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

Economic Sanctions and Compliance

We constantly monitor developments in the U.S., the EU and other jurisdictions that maintain economic sanctions against Iran, Russian entities, Venezuela, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes or the cargoes handled at our port terminals.

Across all sanctions regimes it is important to ensure that due diligence has been carried out on the parties involved in each transaction. Whilst the US, EU and UK maintain lists of sanctioned persons (as do other jurisdictions), there is variance between those lists on the individuals and entities listed. It cannot be assumed that an individual or entity who does not appear on one list is not caught by alternative sanctions regimes.

Iran Sanctions

There is significant divergence in the U.S. and EU/UK positions on Iran, largely stemming from the U.S. withdrawal from the Joint Comprehensive Plan of Action (JCPOA). The EU/UK sanctions on Iran are rather limited, while the U.S. maintains a comprehensive trade embargo.

EU and UK sanctions

EU sanctions on Iran remain in place in relation to the export of arms and military goods listed in the EU Common Military List, military-related goods and items that might be used for internal repression as well as in relation to listed individuals / entities. Full details of these goods can be found in the EU Common Military List and the consolidated EU Council Regulation 267/2012 and EU Council Regulation 359/2011 (each as amended from time to time).Trade with Iran which is caught by the above mentioned sanctions can only be engaged if prior authorization (granted on a case-by-case basis) is obtained from the relevant national authorities within the EU. The remaining restrictions apply to the sale, supply, transfer or export, of specific listed goods directly or indirectly to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved in fixtures involving Iran or contracts involving the port transshipment of cargoes with destination Iran.

The UK imposes similar sanctions to the EU in circumstances where there has not been a significant shift in the Iran sanctions regime following the UK’s departure from the EU.

U.S. Sanctions

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit, barring an applicable U.S. Government authorization, U.S. persons or U.S. companies and their foreign branches, U.S. citizens, foreign owned or controlled subsidiaries, U.S. permanent residents, persons within the territory of the United States, generally where a US nexus is established, from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, virtually from any transaction with an Iran nexus; and U.S. “secondary” sanctions, which in contrast, can apply to non-U.S. persons even when there is no U.S. nexus to the transaction (i.e. U.S. person or U.S. dollar involvement).

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

In particular, , the EU has widened existing trade sanctions in relation to Russia including by (i) restricting exports of dual-use and military , and various other advanced technologies, (ii) various restrictions on financial services (including a ban on certain banks from using the SWIFT system), (iii) prohibitions against any transactions with certain state-owned entities, and (iv) various trade and transport restrictions for both export and import of goods, including in relation to oil and petroleum products, coal, steel/iron, fertilizers, potash and luxury goods. The EU has also extended its restrictions to capture (i) various services, including business management services, accounting, architectural and engineering, and legal advice services, and (ii) trade with newly annexed regions of Ukraine (Donetsk, Kherson, Luhansk and Zaporizhzhia).

Lastly, the E.U. has also recently implemented price cap policies with respect to with respect to Russian-origin crude oil and petroleum products.

U.S. Sanctions

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

On November 22, 2022, the United States Department of the Treasury, announced determinations, pursuant to Executive Order 14071, which prohibit the provision of trading/commodities broker, financing, shipping, insurance, flagging, and customs brokering services as they relate to the maritime transport of crude oil and petroleum products of Russian Federation origin (collectively “Covered Services”). The Treasury Department, in coordination with other G7 states, the European, Union, and Australia, authorized the provision of the foregoing services when the price of Russian-origin crude oil does not exceed a certain price, as determined by the Secretary of the Treasury, effectively creating price caps on Russian-origin crude oil and petroleum products. Effective December 5, 2022, the Secretary of the Treasury and other members of the price cap coalition set the price cap on Russian-origin crude oil at $60 per barrel. Effective February 5, 2023, cap on Discount to Russian-origin crude petroleum products has been set at $45 per barrel and at $100 per barrel for Premium to Russian-origin crude petroleum products. The discount to crude price cap applies to naphtha, residual fuel oil, and waste oils, whereas the premium to crude price cap applies to gasoline, motor fuel blending stock, gasoil and diesel fuel, kerosene and kerosene-type jet fuel, and vacuum gas oil. While these price cap policies are not directed specifically at Navios, they could have some impact on our trade, in particular with respect to obtaining “Covered Services” in the U.S. or by U.S. persons.

UK Sanctions

Since its departure from the EU, the UK’s departure from the EU it has enacted its own sanctions regime, which although in parts mirrors the approach of the EU, is a distinct sanctions regime. Again from February 2022 further restrictions were imposed targeting Russia and those connected to the invasion of Ukraine. Care should be taken to identify where the regimes differ.

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

U.S. Sanctions

The U.S. sanctions against Venezuela mainly consist of primary sanctions aimed at U.S. persons and activities within the United States and does not contain broad secondary sanctions aimed at non-U.S. persons such as Navios Logistics. However, there are a number of components of the U.S. sanctions against Venezuela that impact the international shipping community as will be discussed below.

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

With the issuance of General License 44, transactions that relate to the oil and gas sectors of Venezuela have been authorized, even if the transaction includes an SDN such as PDVSA or a state-owned entity. However, Navios realizes that this is only a temporary license, that is currently valid through April 18, 2024. Navios will be making sure that this license continues to be in force in any future Venezuela fixture it may have. In addition, Navios pays careful attention to the exceptions of the General License, to make sure that its transactions remain entirely within the scope of authorization, and there are no factors (e.g. involvement by a Russian owned / controlled party), that would disapply the license.

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

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes significant risks, such as perils of navigable waters, mechanical failure of the vessel, physical damage suffered by the vessel due to explosion, fire or collision, the loss of property on board, loss or damage to cargo, business interruption, hostilities, crew and third-party accidents, labor strikes, etc. In addition, there is always an inherent possibility of marine disasters like oil spillages, infrastructure collisions and other environmental mishaps arising from owning and operating vessels in the international trade. Despite potential risks out of the scope of the current coverage, we believe that our present insurance set of coverage is adequate and represents the average insurance level of any well-known maritime company. We contract with high-quality insurance companies that are leaders in the industry.

Hull and Machinery and War Risk Insurances

We have marine hull and machinery and war risk insurance, which provides coverage for partial damage arising from mechanical failure (tugs and vessels only), fire, explosion, stranding, collision and grounding, as well as in case of actual or constructive total loss, for all the fleet. Each of the owned tugs and vessels is covered according to industry standards. Coverage is placed with Global Leading Underwriters.

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

Insurance for Port Activities

We maintain liability insurance for both our Dry Port Terminals and Liquid Port Terminals which covers costs and expenses arising from loss or damage to property of third parties (including loss or damage to cargo), injury or death of people involved in port activities and fire. We also maintain insurance for loss or damage to the port facilities and handling equipment, business interruption and strikes. Coverage is subject to customary limitations and deductibles.

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

We seek to manage risk through a number of strategies, including vessel control strategies (chartering and ownership) and freight carriage. Our vessel control strategies include seeking the appropriate mix of owned vessels, long- and short-term chartered-in vessels, coupled with purchase options, when available, and spot charters. We also enter into CoAs, which gives us, subject to certain limitations, the flexibility to determine the means of getting a particular cargo to its destination. In our liquid port terminal in Paraguay, our strategy involves the analysis of market opportunities in order to buy and sell refined petroleum products, and to manage the appropriate mix in storage of owned and third-party products.

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

There are no material legal proceedings, claims, and contingencies for all the years presented.

Commitments and Contingencies

In April 2024, Navios Logistics entered into a five-year leasing contract for the construction of eight barges to be delivered no later than the end of the third quarter of 2024 (the “Eight Jumbo Barges”). The contract for the Eight Jumbo Barges has similar terms to terms of the lease contract for the Twelve Jumbo Barges and Six Jumbo Barges.

In March 2024, Navios Logistics entered into an agreement, with an unrelated third party, to acquire 12 secondhand barges for a total consideration of $4.0m, expected to be delivered within the second quarter of 2024, and has the option to acquire 4 additional secondhand barges at similar terms.

In September 2023, Navios Logistics entered into a five-year leasing contract for the construction of the Twelve Jumbo Barges to be delivered no later than the end of the first quarter of 2024. As of December 31, 2023, the Company paid an amount of $1.3 million relating to the deposit for the construction of the twelve barges constructed pursuant to the Twelve Jumbo Barges contract, which is included under the caption “Assets under construction” in its consolidated statement of financial position. As of December 31, 2023, four of the barges under the Twelve Jumbo Barges were delivered and the Company. For further information see Note 10 “Tangible fixed assets and assets under construction”, Note 20 “Leases” and Note 26 “Financial Management”, included elsewhere in this Annual Report.

In October 2023, Navios Logistics entered into a five-year leasing contract for the construction of the Six Jumbo Barges to be delivered no later than the end of the second quarter of 2024. The contract for the Six Jumbo Barges has similar terms to terms of the lease contract for the Twelve Jumbo Barges. As of December 31, 2023, the Company paid an amount of $0.6 million relating to the deposit for the construction of the six barges constructed pursuant to the Six Jumbo Barges contract, which is included under the caption “Assets under construction” in its consolidated statement of financial position. For further information see Note 10 “Tangible fixed assets and assets under construction” and Note 26 “Financial Management”, included elsewhere in this Annual Report.

 In October 2023, Navios Logistics agreed to charter-in the Navios Vega, a 2009-built Ultra-Handymax vessel, following her modification to a ship-to-ship transhipper vessel, from Navios Maritime Partners L.P. for a period of five years at a rate of $25.8 net per day. This transaction was negotiated by, and unanimously approved by, the conflicts committee of Navios Logistics. Navios Vega was delivered to the Company in February 2024.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Corporation Navios S.A. (a consolidated subsidiary) of all its obligations to Technologia Em Movimentacao S.A. (“TMSA”) up to $8.9 million. This guarantee expires upon completion of the contract.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol up to $12.0 million. This guarantee expired on March 28, 2024 and is expected to be renewed under similar terms and conditions.

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Energias Renovables del Sur S.A. (“Enresur”) (entities wholly owned by the Company) under their respective direct user agreements with the Nueva Palmira Free Zone, for the amounts of $0.8 million and $0.5 million, respectively.

Seasonality

Certain of our businesses have seasonal aspects, and seasonality affects the results of our operations and revenues, particularly in the first and last quarters of each year. The high season for the Dry Port Terminals’ Uruguayan operations occurs from April to September and is linked to the South American harvest and the arrival of barges down the river. The high season for the Barge Business is between February and July as a result of the South American harvest and higher river levels. During the South American late spring and summer, mainly from November to January, the low water level in the northern Hidrovia waterway could adversely affect operations of the Barge Business and the volumes it transports. To the extent water levels are insufficient to accommodate the draft of a heavily laden vessel, a vessel may be only partially loaded, generating lower revenue under agreements where revenue is based on volume of cargo loaded. If water levels on a waterway are too low, vessels may be entirely prevented from loading and navigating. In addition, low water levels create difficult navigation conditions, causing voyages to last longer, resulting in increased voyage expenses. Such circumstances reduce the overall effective available carrying capacity of the vessel for the year. Our Liquid Port Terminals and our Cabotage Business are not significantly affected by seasonality as their operations are primarily linked to refined petroleum products, and thus not significantly affected by water levels.

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

For additional information on our major shareholders, see “Item 7. Major Shareholders and Related Party Transactions” and “Item 3.D Risk Factors—Risks Relating to Our Organizational Structure—We are a majority-owned subsidiary of Navios Holdings, through which significant controlling stockholders, along with members of our management team, may exert considerable influence over our actions in ways that may not serve the interests of investors.” Navios Logistics was incorporated as a Republic of the Marshall Islands corporation on December 17, 2007. Please read Note 2(c) “Signification Accounting Policies – Basis of Consolidation” for a list of our subsidiaries included in the consolidation as of December 31, 2023.

D. Property, Plant and Equipment

Our only material property is our owned vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

We and our subsidiaries currently lease/own (or occupy as free zone users, as the case may be), the following premises:

•	Our subsidiary CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which we operate our port and transfer facilities, located at Zona Franca, Nueva Palmira, Uruguay. CNSA has been authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, who on September 27, 1956 approved an agreement, as required by applicable law at the time. On December 4, 1995, CNSA’s rights as a direct user have been renewed in a single free zone user agreement which was subsequently amended on multiple occasions to reflect, among other things, the incorporation of new plots of land. On March 4, 2016, the extension of the agreement has been modified, allowing CNSA to install and operate a transfer station to handle and store goods, including raw manganese, minerals, grains and all types of liquid cargo and to build and operate a plant to receive, prepare and dry grain in the Nueva Palmira Free Zone. As a part of a restructuring process, on November 13, 2018, CNSA has modified its user agreement with the Free Zone of Nueva Palmira, returning to the Free Trade Zone the area in which the facilities of the Grain Port Terminal were located, so that such area was subsequently assigned to Granos, another Navios Logistics’ subsidiary. By the means of the restructuring process, CNSA currently performs all activities related to transshipment and deposit of minerals, whereas Granos performs activities related to the transshipment and deposit of agro-commodities and grains. Under the aforementioned agreement, CNSA has the right of use of approximately 37 acres and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. CNSA has also assumed certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division in case there is a breach of the terms of said agreement, labor laws and social security contributions, and if CNSA commits illegal acts or acts expressly forbidden by the agreement. The agreement entered into between CNSA and the Free Zone expires on March 3, 2046, with a 20-year extension at our option, until 2066.
•	As a consequence of the above-mentioned restructuring process, on November 13, 2018, Granos entered into a user agreement with the Free Zone of Nueva Palmira, having been authorized to operate as a direct free zone user, therefore being allowed to install and operate a transfer station to handle and store goods, including raw manganese, minerals, grains and all types of liquid cargo and to build and operate a plant to receive, prepare and dry grain in the Nueva Palmira Free Zone. By the means of said agreement, Granos currently has the right of use of approximately 46 acres and pays a total fixed annual fee that amounts to $0.2 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. The agreement with the Free Zone expires on March 3, 2046, with a 20-year extension at our option, until 2066.
•	On August 4, 2011, Enresur entered into a direct user agreement with the Free Zone of Nueva Palmira and subsequently, due to the acquisition of Enresur by Navios Logistics, such agreement has been revised by an amendment entered into with the Free Zone in July 22, 2016. Therefore, Enresur obtained an authorization to operate as a free zone user, being allowed to build, install and operate a system of handling, storage and treatment of materials in general and raw materials, including raw manganese, minerals, grains and all types of liquid cargo. As a consequence of the agreement, Enresur currently has the right of use of 27 acres and 9556 square meters and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $0.25 per ton transshipped. The agreement expires on July 22, 2046, with a 20-year extension at our option, until 2066.

•	On December 29, 2008, Edolmix S.A. entered into a direct user agreement with the Free Zone of Nueva Palmira and, due to the acquisition of Edolmix by Navios Logistics in December 2014, such agreement has been revised by an amendment entered into with the Free Zone in July 22, 2016. Therefore, Edolmix has obtained an authorization to operate as a free zone user, being allowed to install and operate warehouses, silos, industrial facilities for the storage and handling of materials in general and raw materials, including raw manganese, minerals, grains and liquid cargo, containers and pallets; having being also authorized to install and operate a barge dock and a port terminal. As a consequence of the agreement, Edolmix currently has the right of use of 34.5 acres and 3,546 square meters and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. The agreement expires on July 22, 2046, with a 20-year extension at our option until 2066.
•	Granos also leases approximately 204 square meters of office space at 2141 Paraguay, Montevideo, Uruguay, pursuant to a lease agreement that expires in November 2026.
•	Our subsidiary Compania Naviera Horamar S.A. leases approximately 409 square meters at 429 Cepeda Street, San Nicolas, Buenos Aires, Argentina, pursuant to a lease agreement that expires on November 30, 2026.

•	Merco Par S.A.C.I. leases approximately 655 square meters of office space at Avenida Aviadores del Chaco No 1.669 corner San Martín, Asuncion, Paraguay, pursuant to a lease agreement that expires on October 2028.
•	Our subsidiary CNSA owns office premises in Montevideo, Uruguay. This space is approximately 112 square meters and is located at Juan Carlos Gomez 1445, Oficina 701, Montevideo 1100, Uruguay.
•	Our subsidiary Petrolera San Antonio S.A. owns the premises from which it operates in Avenida San Antonio, Paraguay. This space is approximately 146,744 square meters and is located between Avenida San Antonio and Virgen de Caacupe, San Antonio, Paraguay.
•	Our subsidiary Compania Naviera Horamar S.A. owns two storehouses located at 880 Calle California, Ciudad Autonoma de Buenos Aires, Argentina and at 791/795 Calle General Daniel Cerri, Ciudad Autonoma de Buenos Aires, Argentina of approximately 259 and 825 square meters, respectively. Compania Naviera Horamar S.A. also owns approximately 1,139 square meters of office space (two floors) located in 846 Avenida Santa Fe, Ciudad Autonoma de Buenos Aires, Argentina., which is leased to third parties: The first floor is leased pursuant to a lease agreement dated November 8, 2022 until October 6, 2025; while the second floor is leased pursuant to a lease agreement dated February 24, 2024 until February 23, 2027.
•	Our subsidiary Petrovia Internacional S.A. owns three plots of land in Nueva Palmira, Uruguay, two of approximately 29 acres each and one of 23 acres.
•	Our subsidiary Hidronave South American Logistics leases an office space at 688, 15 De Novembro Street, Corumba, Brazil, pursuant to a lease agreement that expired in May 2020 and was automatically renewed for an additional three years, extending the term until May 2026, according to the terms set forth in the lease agreement.
•	Our subsidiary Docas, in 2018, acquired a plot of land in Porto Murtinho, Brazil of approximately 3.5 hectares and it is located on the shoreline of the Paraguay River. On September 10, 2019 Docas has also acquired a new plot and on June 4, 2020 Docas has acquired from AABB Banco do Brasil an additional plot of land totaling 3.2 hectares for 2019 and 2020. On March 24, 2021, Docas acquired a plot of land of approximately 2.3 hectares.
•	Companía Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito. As per an amendment to the lease agreement dated June 30, 2021, the lease expires on June 30, 2024.
•	Companía Naviera Horamar S.A. leases approximately 1,046 square meters of an office space at Cecilia Grierson 355, Buenos Aires, Argentina pursuant to a lease agreement dated July 1, 2023 for a period of 5 years (until July 2028). See Note 21 “Related party disclosures” included elsewhere in this Report.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following is a discussion of our financial condition and results of operations as of and for each of the years ended December 31 2023, 2022 and 2021. All of these financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). We intend for this section to be read together with the with the audited Consolidated Financial Statements and the accompanying notes as of December 31, 2023 and 2022 and for each of the fiscal years ended December 31, 2023, 2022 and 2021, which are included elsewhere in this Annual Report on Form 20-F.

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

General

Navios Logistics was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. We believe we are one of the largest infrastructure and logistics companies in the Hidrovia river system, the main navigable river system in the region, and on the cabotage trades along the southeastern coast of South America. We serve our customers in the Hidrovia region through our four port storage and transfer facilities, our Grain Port Terminal, which supports agricultural and forest-related exports located in Uruguay, our Iron Ore Port Terminal, which supports mineral-related exports both located in Uruguay, our liquid port terminal in Paraguay, with tank storage for refined petroleum products in San Antonio and our liquid port terminal in Uruguay, with tank storage for liquid cargoes and provision of bunkering services in Nueva Palmira Free Zone. We complement our Port Terminal Business with a diverse fleet of 342 barges and pushboats that operate in our Barge Business and six vessels, including five tankers and one river and estuary product tanker, which operate in our Cabotage Business. We provide transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones, liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and LPG.

For a discussion of our history and development, see “Item 4.A. History and Development of the Company”.

Ports

We own four port storage and transfer facilities, our Grain Port Terminal, which supports agricultural and forest-related exports, our Iron Ore Port Terminal, which supports mineral-related exports both located in Nueva Palmira Free Zone, Uruguay, our liquid port terminal in Paraguay, with tank storage for refined petroleum products in San Antonio and our liquid port terminal in Uruguay, with tank storage for liquid cargoes and provision of bunkering services in Nueva Palmira Free Zone.

See “Item 4.B Business Overview” for details on our ports.

Fleet

Our current core fleet consists of a total of 348 owned vessels, barges and pushboats.

See “Item 4.B. Business Overview” for details on our current core fleet.

 Recent Developments

Brundir S.A. (an entity wholly owned by us), entered into an agreement with COFCO to acquire 36% of the equity in TGU for a purchase price of $6.1 million. The closing of the transaction was on April 8, 2024.

Subsequent to the year ended December 31, 2023, we repurchased $21.5 million, of our 2025 Notes. For further information see Note 18 “Interest-bearing loans and borrowings” to our audited consolidated financial statements included elsewhere in this Annual report.

During the first quarter of 2024, the remaining eight barges under the Twelve Jumbo Barges contract were delivered. See note 20 “Leases” to our audited consolidated financial statements included elsewhere in this Annual report.

In March 2024, we entered into an agreement, with an unrelated third party, to acquire 12 secondhand barges for a total consideration of $4.0m, expected to be delivered within the second quarter of 2024 and has the option to acquire 4 additional secondhand barges at similar terms.

In April 2024, we entered into a five-year leasing contract for the construction of eight barges to be delivered no later than the end of the third quarter of 2024 (the “Eight Jumbo Barges”). The contract for the Eight Jumbo Barges has similar terms to terms of the lease contract for the Twelve Jumbo Barges and Six Jumbo Barges (as defined elsewhere in this Annual Report).

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

The following table sets forth the selected other operating data for our business:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	(Expressed in thousands of U.S. dollars, except other operating data)
Other Operating Data
Grain Port Terminal-tons of cargo moved	2,578,500	3,712,325	2,699,670
Iron Ore Port Terminal-tons of cargo moved	4,132,742	1,518,177	680,771
Liquid Port Terminals-cubic meters of stored liquid cargos	798,688	768,063	549,123
Liquid Port Terminals-cubic meters of sales of products	24,758	5,395	26,103
Barge Business-cubic meters of liquid cargos	753,377	732,738	596,975
Barge Business-dry cargo tons	1,955,067	917,639	1,298,624
Cabotage Business-cubic meters of liquid cargos	1,701,509	1,919,580	1,676,715
Cabotage Business-available days	2,342	2,795	2,909
Cabotage Business-operating day	2,058	2,265	1,835
Revenues per Segment
Port Terminal Business	$139,556	$118,479	$104,545
Grain Port Terminal	$31,968	$42,371	$30,382
Iron Ore Port Terminal	$79,461	$63,915	$54,653
Liquid Port Terminals	$7,429	$7,010	$5,734
Sales of products-Liquid Port Terminals	$20,698	$5,183	$13,776
Barge Business	$117,651	$83,483	$83,154
Cabotage Business	$53,584	$52,192	$34,909

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

Seasonality

Certain of our businesses have seasonal aspects, and seasonality affects the results of our operations and revenues, particularly in the first and last quarters of each year. The high season for the Dry Port Terminals’ Uruguayan operations occurs from April to September and is linked to the South American harvest and the arrival of barges down the river. The high season for the Barge Business is between February and July as a result of the South American harvest and higher river levels. During the South American late spring and summer, mainly from November to January, the low water level in the northern Hidrovia waterway could adversely affect operations of the Barge Business and the volumes it transports. To the extent water levels are insufficient to accommodate the draft of a heavily laden vessel, a vessel may be only partially loaded, generating lower revenue under agreements where revenue is based on volume of cargo loaded. If water levels on a waterway are too low, vessels may be entirely prevented from loading and navigating. In addition, low water levels create difficult navigation conditions, causing voyages to last longer, resulting in increased voyage expenses. Such circumstances reduce the overall effective available carrying capacity of the vessel for the year. Our Liquid Port Terminals and our Cabotage Business are not significantly affected by seasonality as their operations are primarily linked to refined petroleum products, and thus not significantly affected by water levels.

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

Statement of Profit/(Loss) Breakdown by Segment

We report our operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business segment includes the operating results of our Dry Port Terminals and Liquid Port Terminals operations. Our Dry Port Terminals are comprised of two port terminals, our Grain Port Terminal, which supports agricultural and forest-related exports and our Iron Ore Port Terminal, which supports mineral-related exports, each of which are located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers. Our liquid port terminal in Paraguay is an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, approximately 17 miles by river from the capital of Asuncion. Our liquid port terminal in Uruguay has tank storage for liquid cargoes, such as vegetable oils, biofuels and others, and provision of fuel products within Nueva Palmira Free Zone for bunkering operations, is located in Nueva Palmira at kilometer zero of the Parana-Paraguay riverway, at the confluence of Parana & Uruguay. This port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity. For further historical segment information, please see our audited consolidated financial statements included elsewhere in this Annual Report.

Financial Highlights

For the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

The following table presents consolidated revenue and expense information for the years ended December 31, 2023 and 2022 and was derived from our 2023 audited consolidated financial statements.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenue	$310,791	$254,154
Cost of sales	(204,370)	(180,350)
Gross profit	$106,421	$73,804
Administrative expenses	(21,316)	(17,559)
Other operating income	1,653	1,077
Other operating expenses	(6,691)	(5,272)
Allowance for expected credit losses on financial assets	(392)	(320)
Operating profit	$79,675	$51,730
Finance income	1,743	598
Finance costs	(63,640)	(62,287)
Other financial results	3,067	3,798
Profit/(loss) before tax	$20,845	$(6,161)
Income tax (expense)/benefit	(7,064)	1,719
Profit/(loss) for the year	$13,781	$(4,442)

Revenue

The following table presents our revenues for the years ended December 31, 2023 and 2022:

	For the year ended December 31, 2023				For the year ended December 31, 2022
	Port Terminal Business	Cabotage Business	Barge Business	Total	Port Terminal Business	Cabotage Business	Barge Business	Total
Time chartering revenues	$—	$54,572	$36,321	$90,893	$—	$51,296	$7,824	$59,120
CoA/Voyage revenues	—	—	81,739	81,739	—	1,935	75,863	77,798
Port terminal revenues	118,858	—	—	118,858	113,296	—	—	113,296
Turnover tax	—	(988)	(409)	(1,397)	—	(1,039)	(204)	(1,243)
Time charter, voyage and port terminal revenues	$118,858	$53,584	$117,651	$290,093	$113,296	$52,192	$83,483	$248,971
Sale of Products-Liquid Port Terminals	$20,698	—	—	$20,698	$5,183	—	—	$5,183
Total Revenue	$139,556	$53,584	$117,651	$310,791	$118,479	$52,192	$83,483	$254,154

Time charter, voyage and port terminal revenues: For the year ended December 31, 2023, time charter, voyage and port terminal revenues increased by $41.1 million, or 16.5%, to $290.1 million, as compared to $249.0 million for same period in 2022. Time charter, voyage and port terminal revenues from the Barge Business increased by $34.2 million, or 40.9%, to $117.7 million for the year ended December 31, 2023, as compared to $83.5 million for the same period in 2022, mainly attributable to time charter-out contracts that were in place for iron ore transportation during the year ended December 31, 2023. Time charter, voyage and port terminal revenues from the Port Terminal Business increased by $5.6 million, or 4.9%, to $118.9 million for the year ended December 31, 2023, as compared to $113.3 million for the same period in 2022. The increase was attributable to higher tariffs and volumes transshipped at the Iron Ore Port Terminal, partially mitigated by a decrease in the Grain Port Terminal as a result of lower grain throughput resulting from a decline in Uruguayan exports. Time charter, voyage and port terminal revenues from the Cabotage Business increased by $1.4 million, or 2.7%, to $53.6 million for the year ended December 31, 2023, as compared to $52.2 million for the same period in 2022, mainly due to higher charter rates and fleet utilization rate achieved.

Sales of Products—Liquid Port Terminals: For the year ended December 31, 2023, sales of products increased by $15.5 million to $20.7 million, as compared to $5.2 million for the same period in 2022. This increase was attributable to the sale of fuel products in connection with the provision of bunkering services in the port of Nueva Palmira, which commenced in October 2022.

Cost of Sales

The following table presents our costs of sales for the years ended December 31, 2023 and 2022:

	For the year ended December 31, 2023				For the year ended December 31, 2022
	Port Terminal Business	Cabotage Business	Barge Business	Total	Port Terminal Business	Cabotage Business	Barge Business	Total
Time charter, voyage and port terminal expenses	$29,608	$1,810	$32,610	$64,028	$21,569	$2,268	$40,064	$63,901
Direct vessel expenses	—	36,630	44,366	80,996	—	38,445	33,975	72,420
Cost of products sold-Liquid Port Terminals	19,288	—	—	19,288	4,845	—	—	4,845
Depreciation and amortization	9,478	6,951	21,978	38,407	8,857	5,388	21,744	35,989
Impairment losses	—	1,651	—	1,651	—	778	2,417	3,195
Total cost of sales	$58,374	$47,042	$98,954	$204,370	$35,271	$46,879	$98,200	$180,350

Time charter, voyage and port terminal expenses: Time charter, voyage and port terminal expenses increased by $0.1 million, or 0.2%, to $64.0 million for the year ended December 31, 2023, as compared to $63.9 million for the same period in 2022. Port terminal expenses increased by $8.0 million, or 37.3%, to $29.6 million for the year ended December 31, 2023, as compared to $21.6 million for the same period in 2022, mainly due to higher volumes transshipped in the Iron Ore Port Terminal. Time charter and voyage expenses of the Barge Business decreased by $7.5 million, or 18.6%, to $32.6 million for year ended December 31, 2023, as compared to $40.1 million for the same period during 2022, mainly due to decreased bunker consumption resulting from time charter-out contracts in place for iron ore transportation during the year ended December 31, 2023. Time charter and voyage expenses of the Cabotage Business decreased by $0.5 million, or 20.2%, to $1.8 million for the year ended December 31, 2022, as compared to $2.3 million for the same period during 2022.

Direct vessel expenses: Direct vessel expenses increased by $8.6 million, or 11.8%, to $81.0 million for the year ended December 31, 2023, as compared to $72.4 million for the same period in 2022. Direct vessel expenses of the Barge Business increased by $10.4 million, or 30.6%, to $44.4 million for the year ended December 31, 2023, as compared to $34.0 million for the same period during 2022, mainly due to increased crew costs, repairs and maintenance and stores. Direct vessel expenses of the Cabotage Business decreased by $1.8 million, or 4.7%, to $36.6 million for the year ended December 31, 2023, as compared to $38.4 million for the same period during 2022, mainly due to less operating days. Direct vessel expenses include crew costs, victual costs, dockage expenses, lubricants, spares and stores, insurance, and repairs and maintenance.

Cost of products sold-Liquid Port Terminals: For the year ended December 31, 2023, Navios Logistics’ cost of products sold increased by $14.4 million to $19.3 million, as compared to $4.8 million for the same period in 2022. This increase was mainly attributable to an increase in fuel products sold in connection with the provision of bunkering services in the port of Nueva Palmira, which commenced in October 2022.

Depreciation and amortization: Depreciation and amortization increased by $2.4 million, or 6.7%, to $38.4 million for the year ended December 31, 2023, as compared to $36.0 million for the same period in 2022. Depreciation and amortization in the Cabotage Business increased by $1.6 million, or 29.0%, to $7.0 million for the year ended December 31, 2023, as compared to $5.4 million for the same period in 2022, mainly due to increased amortization of dry dock expenses. Depreciation and amortization in the Port Terminal Business increased by $0.6 million, or 7.0%, to $9.5 million for the year ended December 31, 2023, as compared to $8.9 million for the same period in 2022, mainly due to increased depreciation expense of tangible assets. Depreciation and amortization in the Barge Business increased by $0.2 million, or 1.1%, to $22.0 million for the year ended December 31, 2023, as compared to $21.7 million for the same period in 2022.

Impairment losses: Impairment loss incurred in the year ended December 31, 2023 was $1.7 million and was due to $1.7 million incurred in the Cabotage Business resulting from the sale of the vessel He Man H. Impairment loss incurred in the year ended December 31, 2022 was $3.2 million and was due to (i) $0.8 million incurred in the Cabotage Business resulting from the sale of the vessel Malva H; and (ii) $2.4 million incurred in the Barge Business in relation to certain barges. See “—Critical Accounting Policies—Impairment of Non-Financial Assets” and Note 10 “Tangible fixed assets and assets under construction” to our audited Consolidated Financial Statements included elsewhere in this Annual Report.

Administrative Expenses

Administrative expenses increased by $3.8 million, or 21.4%, to $21.3 million for the year ended December 31, 2023, as compared to $17.6 million for the same period in 2022. This increase was due mainly to an increase in payroll, travel expenses and other general and administrative expenses. Certain of our administrative expenses are directly charged to their respective business segments, while others are allocated proportionally across business segments based on headcount.

Other Operating Income

Other operating income increased by $0.6 million, or 53.5%, to $1.7 million for the year ended December 31, 2023, as compared to $1.1 million for the same period in 2022. Other operating income in the Barge Business increased by $0.9 million, or 128.5%, to $1.6 million for the year ended December 31, 2023, as compared to $0.7 million for the same period of 2022. Other operating income in the Cabotage Business decreased by $0.2 million to nil for the year ended December 31, 2023, as compared to $0.2 million for the same period of 2022. Other operating income in the Port Terminal Business decreased by less than $0.1 million to less than $0.1 million for the year ended December 31, 2023, as compared to $0.1 million for the same period of 2022.

Other Operating Expenses

Other operating expenses increased by $1.4 million, or 26.9%, to $6.7 million for the year ended December 31, 2023, as compared to $5.3 million for the same period in 2022. Other operating expenses in the Barge Business increased by $0.9 million, or 27.8%, to $4.0 million for year ended December 31, 2023, as compared to $3.1 million income for the same period of 2022. This increase was mainly due to an increase in taxes other than income taxes. Other operating expenses in the Port Terminal Business increased by $0.6 million to $0.6 million for the year ended December 31, 2023, as compared to nil the same period during 2022. Other operating expenses in the Cabotage Business remained stable at $2.2 million for each of the years ended December 31, 2023 and 2022.

Allowance for Expected Credit Losses on Financial Assets

Overall, allowance for expected credit losses on financial assets increased by less than $0.1 million, or 22.5%, to $0.4 million for the year ended December 31, 2023, as compared to $0.3 million for the same period in 2022.

Operating Profit/(Loss)

Total operating profit increased by $27.9 million, or 54.0%, to $79.7 million for the year ended December 31, 2023, compared to $51.7 million for the same period in 2022.

Operating profit in the Barge Business increased by $31.4 million, or 112.3%, to $3.4 million for the year ended December 31, 2023 as compared to a $27.9 million operating loss for the same period in 2022. The increase in operating profit was mainly attributable to: (i) an increase in revenue; (ii) a decrease in time-charter and voyage expenses; (iii) impairment loss incurred in the year ended December 31, 2022; (iv) an increase in other operating income and (v) a decrease in allowance for expected credit losses on financial assets. The overall increase in operating profit in the Barge Business was partially offset by (i) an increase in direct vessel expenses; (ii) an increase in administrative expenses; (iii) an increase in other operating expenses; and (iv) an increase in depreciation and amortization.

Operating profit in the Cabotage Business increased by $0.4 million, or 65.6%, to $1.0 million for the year ended December 31, 2023, as compared to $0.6 million for the same period in 2022. The increase in operating income was mainly attributable to: (i) a decrease in direct vessel expenses; (ii) an increase in revenues; and (ii) a decrease in time charter and voyage expenses. The overall increase in operating profit in the Cabotage Business was partially offset by: (i) an increase in depreciation and amortization; (ii) an increase in impairment loss; (iii) an increase in administrative expenses; and (iv) a decrease in other operating income.

Operating profit in the Port Terminal Business decreased by $3.8 million, or 4.8%, to $75.2 million for the year ended December 31, 2023, as compared to $79.0 million for the same period in 2022. The decrease in operating profit was mainly attributable to: (i) an increase in cost of products sold; (ii) an increase in port terminal expenses; (iii) higher administrative expenses; (iv) an increase in depreciation and amortization; (v) and increase in other operating expenses; (vi) an increase in allowance for expected credit losses on financial assets; and (vii) a decrease in other operating income. The decrease in operating profit was partially mitigated by: (i) an increase in sales of products and (ii) an increase in port terminal revenues.

Finance Income

Finance income increased by $1.1 million, or 192.0%, to $1.7 million for the year ended December 31, 2023, as compared to $0.6 million for the same period in 2022. Finance income is allocated to our business segments pro rata to the book value of our tangible assets.

Finance Costs

Overall, finance cost increased by $1.4 million, or 2.2%, to $63.6 million for the year ended December 31, 2023, as compared to $62.3 million for the same period in 2022. This overall increase was mainly attributable to an increase in other finance costs. Refer to Note 7 “Finance income and costs” included elsewhere in this Annual Report. The annualized weighted average interest rates of the Company’s total borrowings were 10.36% and 10.15% for the years ended December 31, 2023 and 2022, respectively. The finance cost of the 2025 Notes (as defined herein) is allocated to the business segments pro rata to the book value of our tangible assets.

Other Financial Results

During the year ended December 31, 2023, the Company changed its accounting policy on foreign exchange differences recognized in the consolidated statements of profit/(loss). Following this change, the foreign exchange gains and losses are presented in the same line item as the underlying transaction. See “Note 2k—Critical Accounting Policies.”

Overall, other financial results decreased by $0.7 million, or 19.2%, to $3.1 million for the year ended December 31, 2023, as compared to a $3.8 million for the same period in 2022.

Income Tax (Expense)/ Benefit

Income tax expense increased by $8.8 million, or 510.2%, to $7.1 million for the year ended December 31, 2023, as compared to $1.7 million income tax benefit for the same period in 2022. Income tax expense from the Cabotage Business increased by $6.6 million to $6.0 million for the year ended December 31, 2023, as compared to $0.7 million income tax benefit for the same period in 2022. Income tax expense from the Barge Business increased by $2.2 million to $1.1 million for the year ended December 31, 2023, as compared to $1.1 million income tax benefit for the same period in 2022. The overall increase in income tax expense was the result of the non-cash tax expense resulting from the effects of exchange rate changes and tax indexing related to the tangible assets of the Company’s Argentinean subsidiary.

Profit/(Loss) for the Year

In the aggregate, profit for the year increased by $18.2 million to $13.8 million for the year ended December 31, 2023, as compared to a $4.4 million loss for the same period in 2022.

Loss for the year in the Barge Business decreased by $26.2 million, or 52.3%, to $24.0 million for the year ended December 31, 2023, as compared to $50.2 million for the same period in 2023. The decrease in loss for the year was mainly attributable to: (i) an increase in operating profit; and (ii) an increase in finance income. The decrease in loss for the period was partially offset by (i) a decrease in other financial results; (ii) an increase in income tax expense; and(iii) an increase in finance costs.

Loss for the year in the Cabotage Business increased by $3.3 million, or 38.3%, to $11.7 million for the year ended December 31, 2023, as compared to $8.5 million for the same period in 2022. The increase in loss for the year was mainly attributable to an increase in income tax expense, which overall loss was partially mitigated by (i) an increase in other financial results; (ii) a decrease in finance cost; (iii) an increase in operating profit; and (iv) an increase in finance income.

Profit for the year in the Port Terminal Business decreased by $4.8 million, or 8.8%, to $49.5 million for the year ended December 31, 2023, as compared to $54.2 million for the same period in 2022. The decrease was mainly attributable to: (i) a decrease in operating profit; and (ii) an increase in finance costs; the overall decrease was partially mitigated by an increase in finance income.

For the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

The following table presents consolidated revenue and expense information for the years ended December 31, 2022 and 2021 and was derived from our 2022 audited Consolidated Financial Statements.

Following the Company’s change in accounting policy on foreign exchange differences, the foreign exchange gains and losses are presented in the same line item as the underlying transaction for each period presented. See “—Critical Accounting Policies.”

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenue	$254,154	$222,608
Cost of sales	(180,350)	(183,894)
Gross profit	$73,804	$38,714
Administrative expenses	(17,559)	(14,519)
Other operating income	1,077	1,465
Other operating expenses	(5,272)	(4,759)
Allowance for expected credit losses on financial assets	(320)	(391)
Operating profit	$51,730	$20,510
Finance income	598	4,627
Finance costs	(62,287)	(65,299)
Foreign exchange differences, net and other financial results	3,798	3,162
Loss from mark to market and disposal of financial asset	—	(24,149)
Loss before tax	$(6,161)	$(61,149)
Income tax benefit/(expense)	1,719	(5,230)
Loss for the year	$(4,442)	$(66,379)

  Revenue

The following table presents our revenues for the years ended December 31, 2022 and 2021:

	For the year ended December 31, 2022				For the year ended December 31, 2021
	Port Terminal Business	Cabotage Business	Barge Business	Total	Port Terminal Business	Cabotage Business	Barge Business	Total
Time chartering revenues	$—	$51,296	$7,824	$59,120	$—	$32,733	$8,713	$41,446
CoA/Voyage revenues	—	1,935	75,863	77,798	—	2,804	74,681	77,485
Port terminal revenues	113,296	—	—	113,296	90,769	—	—	90,769
Turnover tax	—	(1,039)	(204)	(1,243)	—	(628)	(240)	(868)
Time charter, voyage and port terminal revenues	$113,296	$52,192	$83,483	$248,971	$90,769	$34,909	$83,154	$208,832
Sale of Products-Liquid Ports Terminal	$5,183	—	—	$5,183	$13,776	—	—	$13,776
Total Revenue	$118,479	$52,192	$83,483	$254,154	$104,545	$34,909	$83,154	$222,608

Time charter, voyage and port terminal revenues: For the year ended December 31, 2022, time charter, voyage and port terminal revenues increased by $40.1 million, or 19.2%, to $249.0 million, as compared to $208.8 million for same period in 2021. Time charter, voyage and port terminal revenues from the Port Terminal Business increased by $22.5 million, or 24.8%, to $113.3 million for the year ended December 31, 2022, as compared to $90.8 million for the same period in 2021. The increase was attributable to higher volumes transshipped in the Grain Port Terminal mainly as a result of increased Uruguayan soybean production and exports, and higher tariffs and volumes transshipped at the Iron Ore Port Terminal. Time charter, voyage and port terminal revenues from the Cabotage Business increased by $17.3 million, or 49.5%, to $52.2 million for the year ended December 31, 2022, as compared to $34.9 million for the same period in 2021, mainly due to the improvement in market rates as compared to the year ended December 31, 2021. Time charter, voyage and port terminal revenues from the Barge Business increased by $0.3 million, or 0.4%, to $83.5 million for the year ended December 31, 2022, as compared to $83.2 million for the same period in 2021.

Sales of Products—Liquid Port Terminals: For the year ended December 31, 2022, sales of products decreased by $8.6 million, or 62.4%, to $5.2 million, as compared to $13.8 million for the same period in 2021. This decrease was mainly attributable to the decrease in the Paraguayan liquid port terminal’s volumes of products sold.

Cost of Sales

The following table presents our costs of sales for the years ended December 31, 2022 and 2021:

	For the year ended December 31, 2022				For the year ended December 31, 2021
	Port Terminal Business	Cabotage Business	Barge Business	Total	Port Terminal Business	Cabotage Business	Barge Business	Total
Time charter, voyage and port terminal expenses	$21,569	$2,268	$40,064	$63,901	$18,147	$3,285	$33,987	$55,419
Direct vessel expenses	—	38,445	33,9775	72,420	—	27,745	33,049	60,794
Cost of products sold-Liquid Port Terminals	4,845	—	—	4,845	13,328	—	—	13,328
Depreciation and amortization	8,857	5,388	21,744	35,989	8,696	5,496	20,765	34,957
Impairment losses	—	778	2,417	3,195	—	19,396	—	19,396
Total cost of sales	$35,271	$46,879	$98,200	$180,350	$40,171	$55,922	$87,801	$183,894

Time charter, voyage and port terminal expenses: Time charter, voyage and port terminal expenses increased by $8.5 million, or 15.3%, to $63.9 million for the year ended December 31, 2022, as compared to $55.4 million for the same period in 2021. Time charter and voyage expenses of the Barge Business increased by $6.1 million, or 17.9%, to $40.1 million for year ended December 31, 2022, as compared to $34.0 million for the same period during 2021, mainly due to higher fuel prices and increase in bunker consumption and other voyage expenses. Port terminal expenses increased by $3.4 million, or 18.9%, to $21.6 million for the year ended December 31, 2022, as compared to $18.1 million for the same period in 2021, mainly due to higher volumes transshipped in the Grain Port Terminal and the Iron Ore Port Terminal. The overall increase was partially mitigated by a $1.0 million, or 31.0%, decrease in time charter and voyage expenses of the Cabotage Business to $2.3 million for the year ended December 31, 2022, as compared to $3.3 million for the same period during 2021, mainly due to fewer spot trips performed during the period.

Direct vessel expenses: Direct vessel expenses increased by $11.6 million or 19.1% to $72.4 million for the year ended December 31, 2022, as compared to $60.8 million for the same period in 2021. The increase was mainly due to $10.7 million, or 38.6%, increase of such expenses in the Cabotage Business to $38.4 million for the year ended December 31, 2022, as compared to $27.7 million for the same period in 2021, mainly due to increased crew payroll and related costs. Direct vessel expenses of the Barge Business increased by $0.9 million, or 2.8%, to $34.0 million for the year ended December 31, 2022, as compared to $33.0 million for the same period in 2021. Direct vessel expenses include crew costs, victualling costs, dockage expenses, lubricants, spares and stores, insurance, maintenance and repairs and maintenance.

Cost of products sold-Liquid Port Terminals: For the year ended December 31, 2022, cost of products sold decreased by $8.5 million, or 63.6%, to $4.8 million, as compared to $13.3 million for the same period in 2021. This decrease was mainly attributable to the decrease in the Paraguayan liquid port terminal’s volumes of products sold.

Depreciation and amortization: Depreciation and amortization increased by $1.0 million, or 3.0%, to $36.0 million for the year ended December 31, 2022, as compared to $35.0 million for the same period in 2021. Depreciation and amortization in the Barge Business increased by $1.0 million, or 4.7%, to $21.7 million for the year ended December 31, 2022, as compared to $20.8 million for the same period in 2021, mainly due to the delivery of the three pushboats and 18 tank barges acquired in the first quarter of 2021 (the “2020 Fleet”). Depreciation and amortization in the Port Terminal Business increased by $0.2 million, or 1.9%, to $8.9 million for the year ended December 31, 2022, as compared to $8.7 million for the same period in 2021. Depreciation and amortization in the Cabotage Business decreased by $0.1 million, or 2.0%, to $5.4 million for the year ended December 31, 2022, as compared to $5.5 million for the same period in 2021.

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

Administrative Expenses

Administrative expenses increased by $3.0 million, or 20.9%, to $17.6 million for the year ended December 31, 2022, as compared to $14.5 million for the same period in 2021. This increase was due mainly to an increase in professional fees, payroll and travel expenses. Certain of our administrative expenses are directly charged to their respective segments, while others are allocated proportionally based on headcount.

Other Operating Income

Other operating income decreased by $0.4 million, or 26.5%, to $1.1 million for the year ended December 31, 2022, as compared to $1.5 million for the same period in 2021. Other operating income in the Port Terminal Business decreased by $0.6 million, or 81.8%, to $0.1 million for the year ended December 31, 2022, as compared to $0.8 million for the same period in 2021, mainly due to an insurance claim settlement during the year ended December 31, 2021. Other operating income in the Cabotage Business increased by $0.2 million to $0.2 million for the year ended December 31, 2022, as compared to nil for the same period during 2022. Other operating income in the Barge Business remained stable at $0.7 million for each of the years ended December 31, 2022 and 2021.

Other Operating Expenses

Other operating expenses increased by $0.5 million, or 10.8%, to $5.3 million for the year ended December 31, 2022, as compared to $4.8 million for the same period in 2021. Other operating expenses in the Cabotage Business increased by $0.8 million, or 54.3%, to $2.2 million for the year ended December 31, 2022 as compared to $1.4 million for the same period in 2021. This increase was mainly due to increased taxes other than income taxes derived from an increase in time chartering revenues in the Cabotage Business during the same period. Other operating expenses in the Barge Business decreased by $0.2 million, or 7.3%, to $3.1 million for the year ended December 31, 2022, as compared to $3.4 million for the same period in 2021. Other operating expenses in the Port Terminal Business was nil for each of the years ended December 31, 2022 and December 31, 2021.

Allowance for Expected Credit Losses on Financial Assets

Allowance for expected credit losses on financial assets decreased by $0.1 million, or 18.2%, to $0.3 million for the year ended December 31, 2022, as compared to $0.4 million for the same period in 2021.

Operating Profit/(Loss)

Operating profit increased by $31.2 million, or 152.2%, to $51.7 million for the year ended December 31, 2022, as compared to $20.5 million for the same period in 2021.

Operating profit in the Cabotage Business increased by $25.3 million, or 102.5%, to $0.6 million for the year ended December 31, 2022, as compared to $24.7 million operating loss for the same period in 2021. The increase in operating profit was mainly attributable to (i) an increase in revenue, (ii) a decrease in impairment loss, (iii) a decrease in time charter and voyage expenses, (iv) an increase in other operating income, and (v) a decrease in depreciation and amortization, partially mitigated by (i) an increase in direct vessel expenses, (ii) an increase in other operating expenses and (iii) an increase in administrative expenses.

Operating profit in the Port Terminal Business increased by $17.4 million, or 28.2%, to $79.0 million for the year ended December 31, 2022, as compared to $61.6 million for the same period in 2021. The increase in operating profit was mainly attributable to increased revenue, partially mitigated by (i) an increase in port terminal expenses, (ii) an increase in administrative expenses, (iii) a decrease in other operating income, and (iv) an increase in depreciation and amortization.

Operating loss in the Barge Business increased by $11.5 million, or 69.6%, to $27.9 million for the year ended December 31, 2022 as compared to $16.5 million for the same period in 2021. The increase in operating loss was mainly attributable to (i) an increase in time charter and voyage expenses, (ii) impairment loss incurred during the current period presented, (iii) an increase in administrative expense, (iv) an increase in depreciation and amortization; and (v) an increase in direct vessel expenses, partially mitigated by (i) an increase in revenue, (ii) a decrease in other operating expense and (iii) a decrease in allowance for expected credit losses on financial assets.

Finance Income

Finance income decreased by $4.0 million, or 87.1%, to $0.6 million for the year ended December 31, 2022, as compared to $4.6 million for the same period in 2021. The overall decrease was mainly attributable to the repayment in full of the Navios Holdings Loan Agreement on July 30, 2021 (Refer to Note 21 included elsewhere in this Annual Report). Finance income is allocated to our business segments pro rata to the book value of our tangible assets. For further information on finance income, refer to Note 7 and Note 21 included elsewhere in this Annual Report.

Finance Costs

Finance cost decreased by $3.0 million, or 4.6%, to $62.3 million for the year ended December 31, 2022, as compared to $65.3 million for the same period in 2021. This overall decrease was mainly attributable to a decrease in other finance costs. Please refer to Note 7 included elsewhere in this Annual Report. The annualized weighted average interest rates of the Company’s total borrowings were 10.15% and 9.96% for the years ended December 31, 2022 and 2021, respectively. Finance costs for the 2025 Notes are allocated into our segments pro rata to the book value of our tangible assets.

 Other Financial Results

During the year ended December 31, 2023, the Company changed its accounting policy on foreign exchange differences recognized in the consolidated statements of profit/(loss). Following this change, the foreign exchange gains and losses are presented in the same line item as the underlying transaction. See “—Critical Accounting Policies.”

Overall, other financial results increased by $0.6 million to $3.8 million for the year ended December 31, 2022, as compared to $3.2 million for the same period in 2021.

Loss from Mark to Market and Disposal of Financial Asset

No loss from mark to market and disposal of financial asset was recorded for the same period in 2022. Following the repayment of the Navios Holdings Loan Agreement (as defined herein) and the sale of the Shares (as defined herein), a loss of $24.1 million was recognized in the statement of profit/(loss) under “Loss from mark to market and disposal of financial asset” for the year ended December 31, 2021. Loss from mark to market and disposal of financial asset has been allocated into our segments pro rata to the book value of our tangible assets.

Income Tax Benefit/(Expense)

Income tax benefit increased by $7.0 million, or 132.9%, to $1.7 million benefit for the year ended December 31, 2022, as compared to $5.2 million income tax expense for the same period in 2021. Income tax benefit from the Barge Business increased by $4.4 million, or 131.5%, to $1.1 million benefit for the year ended December 31, 2022, as compared to $3.4 million income tax expense for the same period in 2021. Income tax benefit from the Cabotage Business increased by $2.5 million, or 135.6%, to $0.7 million benefit for the year ended December 31, 2022, as compared to $1.8 million income tax expense for the same period in 2021. The overall increase was mainly attributable to an income tax benefit on the Argentinian operations.

(Loss)/profit for the Year

In the aggregate, loss for the year decreased by $61.9 million, or 93.3%, to $4.4 million for the year ended December 31, 2022, as compared to $66.4 million for the same period in 2021.

Profit for the year in the Port Terminal Business increased by $23.8 million, or 77.9%, to $54.2 million for the year ended December 31, 2022, as compared to $30.5 million for the same period in 2021. The increase was mainly attributable to (i) an increase in operating profit and (ii) decreased loss from mark to market and disposal of financial asset, incurred in the prior period, partially mitigated by (i) a decrease in finance income, and (ii) an increase in finance costs.

Loss for the year in the Cabotage Business decreased by $35.1 million, or 80.5%, to $8.5 million for the year ended December 31, 2022, as compared to $43.6 million for the same period in 2021. The decrease was mainly attributable to (i) an increase in operating profit, (ii) a decrease in loss from mark to market and disposal of financial asset, incurred in the prior period, (iii) a decrease in finance costs, and (iv) an increase in income tax benefit, partially mitigated by a decrease in finance income.

Loss for the year in the Barge Business decreased by $3.1 million, or 5.9%, to $50.2 million for the year ended December 31, 2022 as compared to $53.3 million for the same period in 2021. The decrease was mainly attributable to (i) decreased loss from mark to market and disposal of financial asset, incurred in the prior period, (ii) an increase in income tax benefit, (iii) a decrease in finance costs, and (iv) an increase in other financial results, partially mitigated by (i) an increase in operating loss and (ii) a decrease in finance income.

EBITDA and Adjusted EBITDA Reconciliation to Profit/(Loss)

EBITDA represents profit/(loss) before finance income, finance costs, depreciation and amortization, and income taxes. EBITDA is presented because it is used by certain investors to measure a company’s operating performance. Adjusted EBITDA represents EBITDA before impairment losses and loss from mark to market and disposal of financial asset. EBITDA and Adjusted EBITDA are “non-IFRS financial measures” and should not be considered a substitute for profit, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with IFRS or as a measure of profitability or liquidity. While EBITDA and Adjusted EBITDA are frequently used as a measure of operating performance, the definitions of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation. EBITDA and Adjusted EBITDA have limitations as analytical tools, and therefore, neither should be considered in isolation or as a substitute for the analysis of results as reported under IFRS. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; (ii) EBITDA and Adjusted EBITDA do not reflect the amounts necessary to service interest on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of our performance.

For the Year Ended December 31, 2023

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Profit/(loss) for the year	$49,481	$(11,738)	$(23,962)	$13,781
Finance income	(729)	(250)	(764)	(1,743)
Finance costs	26,471	9,244	27,925	63,640
Depreciation and amortization	9,494	6,951	23,001	39,446
Income tax expense	—	5,979	1,085	7,064
EBITDA	$84,717	$10,186	$27,285	$122,188
Impairment loss	—	1,651	—	1,651
Adjusted EBITDA	$84,717	$11,837	$27,285	$123,839

Year Ended December 31, 2022

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Profit/(loss) for the year	$54,248	$(8,486)	$(50,204)	$(4,442)
Finance income	(235)	(97)	(266)	(598)
Finance costs	25,033	9,850	27,404	62,287
Depreciation and amortization	8,900	5,388	22,493	36,781
Income tax benefit	—	(657)	(1,062)	(1,719)
EBITDA	$87,946	$5,998	$(1,635)	$92,309
Impairment loss	—	778	2,417	3,195
Adjusted EBITDA	$87,946	$6,776	$782	$95,504

Year Ended December 31, 2021

(Expressed in thousands of U.S. dollars)	Port Terminal Business (unaudited)	Cabotage Business (unaudited)	Barge Business (unaudited)	Total (unaudited)
Profit/(loss) for the year	$30,497	$(43,553)	$(53,323)	$(66,379)
Finance income	(1,780)	(957)	(1,890)	(4,627)
Finance costs	23,647	13,008	28,644	65,299
Depreciation and amortization	8,736	5,496	21,843	36,075
Income tax benefit	—	1,848	3,382	5,230
EBITDA	$61,100	$(24,158)	$(1,344)	$35,598
Loss from mark to market and disposal of financial asset	9,276	4,987	9,886	24,149
Impairment loss	—	19,396	—	19,396
Adjusted EBITDA	$70,376	$225	$8,542	$79,143

Financial Condition

The following table presents consolidated statements of financial position as of December 31, 2023 and 2022 and was derived from our 2023 audited Consolidated Financial Statements.

	December 31, 2023	December 31, 2022
ASSETS
Non-current assets
Tangible assets	$506,009	$511,286
Assets under construction	27,079	3,311
Intangible assets	148,695	150,289
Right-of-use assets	20,487	10,848
Deferred tax assets	88	1,010
Other assets	2,223	1,189
Total non-current assets	$704,581	$677,933
Current Assets
Inventories	10,519	10,468
Trade receivables	34,463	45,962
Contract assets	1,183	532
Prepayments and other assets	12,982	8,126
Deferred tax assets	—	390
Cash and cash equivalents	69,282	49,864
Restricted cash	—	300
Total current assets	$128,429	$115,642
Total Assets	$833,010	$793,575

EQUITY and LIABILITIES
Equity
Share capital	20	20
Share premium	233,441	233,441
Accumulated deficit	(72,014)	(85,795)
Total equity	$161,447	$147,666

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	531,092	523,751
Contract liabilities	—	1,313
Lease liabilities	20,623	10,084
Provisions	642	733
Deferred tax liabilities	13,592	9,962
Income tax payable	—	9
Other non-current liabilities	431	392
Total non-current liabilities	$566,380	$546,244
Current liabilities
Trade and other payables	68,186	61,344
Contract liabilities	1,872	3,100
Deferred tax liabilities	66	—
Interest-bearing loans and borrowings	31,013	23,544
Promissory Note (related party)	—	10,000
Lease liabilities	4,046	1,677
Total current liabilities	$105,183	$99,665
Total liabilities	$671,563	$645,909
Total equity and liabilities	$833,010	$793,575

For the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Assets

Total assets increased by $39.4 million to $833.0 million as of December 31, 2023, from $793.6 million as of December 31, 2022. This increase is mainly attributable to the following factors:

Current Assets

Cash and short-term deposits: Cash and short-term deposits as of December 31, 2023 increased by $19.4 million, or 38.9%, to $69.3 million from $49.9 million as of December 31, 2022. This increase was attributable to $72.4 million net cash generated from operating activities, partially mitigated by $51.0 million net cash used in investing activities and $2.0 million net cash used in financing activities.

Prepayments and other current assets: Prepayments and other current assets as of December 31, 2023 increased by $4.9 million, or 59.8%, to $13.0 million from $8.1 million as of December 31, 2022. This increase was mainly attributable to an increase in advances to providers and an increase in deferred insurance premiums.

Trade receivables and contract assets: Trade receivables and contract assets as of December 31, 2023 decreased by $10.8 million to $35.6 million from $46.5 million as of December 31, 2022. This decrease was mainly attributable to a decrease in receivable days compared to December 31, 2022.

Inventories: Inventories as of December 31, 2023 and 2022 remained stable at $10.5 million.

Deferred tax assets: Deferred tax assets as of December 31, 2023 decreased by $0.4 million to nil from $0.4 million as of December 31, 2022.

Restricted cash: Restricted cash as of December 31, 2023 decreased by $0.3 million to nil from $0.3 million as of December 31, 2022. As of December 31, 2022, restricted cash related to amounts held in escrow accounts in relation to certain agreements.

Non-Current Assets

Tangible assets: Tangible assets as of December 31, 2023 decreased by $5.3 million, or 1.0%, to $506.0 million from $511.3 million as of December 31, 2022. This decrease was mainly attributable to (i) the sale from one vessel in the Cabotage Business, (ii) depreciation charges related to tangible assets and (iii) disposals of assets, partially offset by additions of tangible assets.

Assets under construction: Assets under construction as of December 31, 2023, increased by $23.8 million to $27.1 million from $3.3 million as of December 31, 2022. This increase was mainly attributable to (i) expansion works in our Iron Ore Port Terminal, (ii) the development of a new liquid terminal in Nueva Palmira and (iii) and the deposit for the construction of eighteen dry barges pursuant to the Twelve Jumbo Barges contract (as define elsewhere in this Annual Report) and the Six Jumbo Barges contract (as define elsewhere in this Annual Report).

Goodwill, Rights-of-use assets, Intangible assets other than goodwill: Goodwill was $104.1 million as of December 31, 2023, unchanged compared to December 31, 2022. Right-of-use assets as of December 31, 2023 increased by $9.6 million, or 88.9%, to $20.5 million from $10.8 million as of December 31, 2022. This increase was mainly attributable to new lease agreements entered into during the year ended December 31, 2023 including (i) the delivery of the remaining six liquid barges under the lease contract (as defined elsewhere in this Annual Report) and (ii) the delivery of four barges pursuant to the Twelve Jumbo Barges contract (as define elsewhere in this Annual Report), partially mitigated by the amortization of right-of-use assets. Intangible assets other than goodwill as of December 31, 2023 decreased by $1.6 million, or 3.5%, to $44.6 million from $46.2 million as of December 31, 2022. This decrease was mainly attributable to the amortization of intangible assets other than goodwill, partially mitigated by the recognition an intangible asset following the completion of the Vimalcor acquisition in May 2023. See Note 11 “Intangibles” to our audited consolidated financial statements included elsewhere in this Annual Report.

Deferred tax assets: Deferred tax assets as of December 31, 2023 decreased by $0.9 million to less than $0.1 million from $1.0 million as of December 31, 2022.

Other non-current assets: Other non-current assets as of December 31, 2023 increased by $1.0 million, or 87.0%, to $2.2 million from $1.2 million as of December 31, 2022.

Liabilities

Total Liabilities increased by $25.7 million to $671.6 million as of December 31, 2023, from $645.9 million as of December 31, 2022. This increase was mainly attributable to the following factors:

Current Liabilities

Trade and other payables and contract liabilities: Trade and other payables and contract liabilities as of December 31, 2023 increased by $5.6 million to $70.1 million from $64.4 million as of December 31, 2022. This increase was mainly attributable to an increase in trade payables and an increase in amounts due to NSM (as defined herein), partially offset by a decrease in contract liabilities. See Note 19 “Trade and other payables” to our consolidated financial statements included elsewhere in this Annual Report.

Interest-bearing loans and borrowings: Interest-bearing loans and borrowings as of December 31, 2023 increased by $7.5 million, or 31.7%, to $31.0 million from $23.5 million as of December 31, 2022. This increase was mainly attributable by proceeds from the drawdown of the 2023 Term Bank Loan (as defined herein), partially offset by the repayment of principal under our credit facilities. See Note 18 “Interest-bearing loans and borrowings” to our consolidated financial statements included elsewhere in this Annual Report.

Promissory Note (related party): On July 30, 2021, the Company issued a $20,000 promissory note to Grimaud (as defined here). In February 2023, the Company paid the remaining balance of $10,000 in full and there is no remaining outstanding balance on the Promissory Note as of December 31, 2023.

Lease liabilities: Lease liabilities current portion as of December 31, 2023 increased by $2.4 million, or 141.3%, to $4.0 million from $1.7 million as of December 31, 2022. This increase was mainly attributable to new lease agreements entered into during the year ended December 31, 2023, including (i) the delivery of the remaining six liquid barges under lease contract (as defined elsewhere in this Annual Report) and (ii) the delivery of four barges pursuant to the Twelve Jumbo Barges contract (as define elsewhere in this Annual Report).

Non-current Liabilities

Interest-bearing loans and borrowings: Interest-bearing loans and borrowings as of December 31, 2023 increased by $7.3 million, or 1.4%, to $531.1 million from $523.8 million as of December 31, 2022. This increase was mainly attributable to proceeds from the drawdowns of the 2023 Term Bank Loan (as defined herein), partially offset by the repayment of principal under our credit facilities. See Note 18 “Interest-bearing loans and borrowings” to our consolidated financial statements included elsewhere in this Annual Report.

Lease liabilities - non-current portion: Lease liabilities non-current portion as of December 31, 2023 increased by $10.5 million, or 104.5%, to $20.6 million from $10.1 million as of December 31, 2022. This increase was mainly attributable to new lease agreements entered into during the year ended December 31, 2022 including (i) the delivery of the remaining six liquid barges under lease contract (as defined elsewhere in this Annual Report) and (ii) the delivery of four barges pursuant to the Twelve Jumbo Barges contract (as define elsewhere in this Annual Report).

Contract liabilities: Contract liabilities as of December 31, 2023 decreased by $1.3 million to nil from $1.3 million of December 31, 2022.

Provisions: Provisions as of December 31, 2023 decreased by less than $0.1 million, or 12.4%, to $0.6 million from $0.7 million as of December 31, 2022.

Deferred tax liabilities, other non-current liabilities, income tax payable: Deferred tax liabilities as of December 31, 2023 increased by $3.6 million to $13.6 million compared to $10.0 million as of December 31, 2022, as a result of the non-cash tax expense resulting from the effects of exchange rate changes and tax indexing related to the tangible assets of the Company’s Argentinean subsidiary. Other non-current liabilities as of December 31, 2023 and 2022 remained stable at $0.4 million. Income tax payable as of December 31, 2023 decreased by less than $0.1 million to nil compared to less than $0.1 million as of December 31, 2022.

Equity

Total equity increased by $13.8 million, or 9.3%, to $161.4 million as of December 31, 2023, from $147.7 million as of December 31, 2022. This increase was attributable to the profit for the year.

B. Liquidity and Capital Resources

We have historically financed our capital requirements with cash flows from operations, equity contributions from stockholders, borrowings under our credit facilities and issuance of debt securities. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of debt and payments of dividends. We may also use funds to repurchase our outstanding indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms we deem appropriate and subject to our cash requirements for other purposes, compliance with the covenants under our debt agreements, and other factors management deems relevant. In addition, we regularly review options for refinancing our existing indebtedness and opportunities for acquisitions of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. In connection with any such transactions, we may need to raise significant amounts of capital, including debt. We plan to refinance the 2025 Notes on or prior to their maturity, and we are currently reviewing our capital structure with a goal of refinancing the 2025 Notes. We do not have any material contractual arrangements for any such transactions at this time. See “—Interest-Bearing Loans and Borrowings” for further discussion of our working capital position.”

The following table presents cash flow information for each of the years ended December 31, 2023, 2022 and 2021.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
	(In thousands of U.S. dollars)
Net cash provided by operating activities	$69,402	$35,414	$19,940
Net cash used in investing activities	(47,976)	(13,547)	(18,719)
Net cash used in financing activities	(2,008)	(4,583)	(43,511)
Net increase/(decrease) in cash and cash equivalents	$19,418	$17,284	$(42,290)
Cash and cash equivalents, beginning of year	49,864	32,580	74,870
Cash and cash equivalents, end of year	$69,282	$49,864	$32,580

Net Cash Provided by Operating Activities for the Year Ended December 31, 2023 as Compared to the Year Ended December 31, 2022:

Net cash provided by operating activities increased by $34.0 million to $69.4 million for the year ended December 31, 2023 as compared to $35.4 million for the year ended December 31, 2022.

In determining net cash from operating activities, profit/(loss) is adjusted for the effect of certain non-cash items including depreciation and amortization which are analyzed in detail in our Consolidated Statement of Cash Flows for the years ended December 31, 2023 and 2022, included elsewhere in this Annual Report.

Prepayments and other assets increased by $4.9 million at December 31, 2023 compared to December 31, 2022. This increase was mainly attributable to (i) a $3.6 million increase in advances to providers; (ii) a $2.1 million increase in deferred insurance premiums; (iii) a $0.6 million increase in insurance claims to be recovered; and (iv) a $0.4 million increase in other prepaid expense and assets; partially offset by (i) a $1.7 million decrease in VAT and other credits; and (ii) $0.2 million decrease in accrued interest receivable.

Other non-current assets increased by $1.0 million at December 31, 2023 compared to December 31, 2022.

Inventories increased by less than $0.1 million at December 31, 2023 compared to December 31, 2022.

Trade receivables and contract assets decreased by $10.3 million at December 31, 2023 compared to December 31, 2022.

Trade and other payables and contract liabilities decreased by $2.5 million at December 31, 2023 compared to December 31, 2022.

Net Cash Used in Investing Activities for the Year Ended December 31, 2023 as Compared to the Year Ended December 31, 2022:

Net cash used in investing activities increased by $34.4 million to $48.0 million for the year ended December 31, 2023, from $13.5 million for the same period in 2022.

Cash used in investing activities for the year ended December 31, 2023 comprised mainly: (i) $27.7 million in payments for the purchase of tangible assets, including payments for drydock and special surveys; (ii) $12.6 million in payments for the development of a new liquid terminal in Nueva Palmira; (iii) $9.7 million in payments for expansion works in the Iron Ore Port Terminal; (iv) $1.9 million in payments relating (a) to the deposit for the construction of twelve barges pursuant to the Twelve Jumbo Barges contract and (b) to the deposit for the construction of six barges pursuant to the Six Finance Lease Barges contract; (v) $1.4 million in payments for the acquisition of Vimalcor (as defined elsewhere in this report); and (vi) less than $0.1 million in payments for the development of our port operations in Port Murtinho, Brazil. These increases and payments were partially mitigated by receipt of: (i) $4.5 million in proceeds related to the sale of one tanker vessel; (ii) $0.6 million in proceeds related to the disposal of certain barges; and (iii) $0.3 million decrease in restricted cash related to amounts held in escrow accounts in relation to certain agreements.

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

Net Cash Used in Financing Activities for the Year Ended December 31, 2023 as Compared to the Year Ended December 31, 2022:

Net cash used in financing activities decreased by $2.6 million to $2.0 million for the year ended December 31, 2023, as compared to $4.6 million of cash used in financing activities for the same period in 2022.

Cash used in financing activities for the year ended December 31, 2023 was due to receipt of $38.6 million in proceeds from long term debt, net of deferred financing cost, partially mitigated by payments of (i) $23.2 million in connection with the Company’s outstanding indebtedness; (ii) $10.0 million in relation to the Promissory Note; (iii) $5.0 million for the repayment of the Notes Payable (as defined herein); and (iv) $2.4 million for the principal portion of our lease liabilities.

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

In determining net cash from operating activities, profit/(loss) is adjusted for the effect of certain non-cash items including depreciation and amortization which are analyzed in detail in our Consolidated Statement of Cash Flows for the Years Ended December 31, 2022 and 2021, included elsewhere in this Annual Report.

Trade receivables and contract assets increased by $2.8 million at December 31, 2022 compared to December 31, 2021. This increase was mainly attributable to an increase in revenue.

Inventories increased by $1.9 million at December 31, 2022 compared to December 31, 2021. This increase was mainly attributable to a $3.0 million increase from fuel in stock for sale from our bunkering services using floating storage capacity in the port of Nueva Palmira, partially mitigated by a $1.4 million the decrease in inventory in our Liquid Port Terminals due to lower sales of products. Please see Note 13 “Inventories” to our consolidated audited consolidated financial statements included elsewhere in this Annual Report.

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

Net Cash Used in Financing Activities for the Year Ended December 31, 2022 as Compared to Cash Used in Financing Activities for the Year Ended December 31, 2021:

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

Interest-Bearing Loans and Borrowings

Navios Logistics’ interest-bearing loans and borrowings are presented under the captions “Interest-bearing loans and borrowings” under current and non-current liabilities in the consolidated statement of financial position, included elsewhere in this Annual Report. As of December 31, 2023 and 2022, total interest-bearing loans and borrowings amounted to $562.1 million and $547.3 million, respectively. The current portion of interest-bearing loans and borrowings amounted to $31.0 million at December 31, 2023 and $23.5 million at December 31, 2022. See Note 18 “Interest-bearing loans and borrowings” to our consolidated financial statements, included elsewhere in this Annual Report for a full description of Interest-bearing loans and borrowings.

Working Capital

On December 31, 2023, our current assets totaled $128.4 million, while current liabilities totaled $105.2 million, resulting in a positive working capital position of $23.2 million.

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

Our Argentine subsidiary could be prevented from transferring funds outside of Argentina. See “Item 3.D Risk Factors — Risks Relating to Argentina.”

Capital Expenditures

Since 2018, Navios Logistics has acquired a total of approximately 9.0 hectares of undeveloped land located in Port Murtinho, Brazil, for a total cost of $1.6 million which is included under the caption “Tangible assets” in our consolidated statement of financial position, included elsewhere in this Annual Report. The Company plans to develop this land for its port operations.

In September 2023, Navios Logistics entered into a five-year leasing contract for the construction of twelve barges to be delivered no later than the end of the first quarter of 2024 (the “Twelve Jumbo Barges”). Upon delivery of each barge, the Company will record an asset at an amount equal to the lease liability increased by the deposits paid for the construction of the Twelve Jumbo Barges (see Note 20 “Leases”). As of December 31, 2023, four of the barges under the Twelve Jumbo Barges contract were delivered and are presented under the caption "Tangible Assets" and $1.3 million relating to the deposit paid for the remaining eight barges, is included under the caption “Assets under construction” in the consolidated statement of financial position included elsewhere in this Annual Report in the consolidated statement of financial position included elsewhere in this Annual Report.

In October 2023, Navios Logistics entered into a five-year leasing contract for the construction of six barges to be delivered no later than the end of the second quarter of 2024 (the “Six Jumbo Barges”). The contract for the Six Jumbo Barges have similar terms to terms of the lease contract for the Twelve Jumbo Barges. As of December 31, 2023, the Company paid an amount of $0.6 million relating to the deposit for the construction of the six barges and is included under the caption “Assets under construction” in its consolidated statement of financial position included elsewhere in this Annual Report. Upon delivery of each barge, the Company will record an asset at an amount equal to the lease liability increased by the deposits paid for the construction of the Six Jumbo Barges (see Note 25 “Commitments and contingencies”).

During the second quarter of 2023, Navios Logistics completed the construction of a new iron ore stockpile area in its Iron Ore Port Terminal for a total cost of $3.2 million that was transferred to “Tangible assets” in its consolidated statement of financial position. As of December 31, 2022, Navios Logistics has paid $1.9 million for the construction of the new stockpile area in its Iron Ore Port Terminal, which is included under the caption “Assets under construction” in its consolidated statement of financial position  included elsewhere in this Annual Report.

As of December 31, 2023 and December 31, 2022, Navios Logistics has paid $0.9 million and $0.8 million, respectively, for capitalized expenses for the development of its port operations in the Port Murtinho region of Brazil, which is included under the caption “Assets under construction” in its consolidated statement of financial position included elsewhere in this Annual Report.

As of December 31, 2023 and December 31, 2022, Navios Logistics has paid $8.4 million and $0.6 million, respectively, for the construction of a crane in the Iron Ore Port Terminal, which is included under the caption “Assets under construction” in its consolidated statement of financial position  included elsewhere in this Annual Report. Capitalized interest included under the caption “Assets under construction” for the construction of a crane was $0.5 million as of December 31, 2023.

As of December 31, 2023, Navios Logistics has paid $12.6 million for the development of a new liquid terminal in Nueva Palmira, which is included under the caption “Assets under construction” in its consolidated statement of financial position included elsewhere in this Annual Report. Capitalized interest included under the caption “Assets under construction” for the development of a new liquid terminal in Nueva Palmira was $0.3 million as of December 31, 2023.

As of December 31, 2023, Navios Logistics has paid $2.5 million for the expansion of its infrastructure in its Iron Ore Port Terminal, which is included under the caption “Assets under construction” in its consolidated statement of financial position included elsewhere in this Annual Report. Capitalized interest included under the caption “Assets under construction” for the Iron Ore Port Terminal expansion was less than $0.1 million as of December 31, 2023.

During the first quarter of 2021, Navios Logistics completed the construction of six liquid barges. As of December 31, 2021, a total of $19.5 million was transferred to “Tangible assets” in its consolidated statement of financial position, included elsewhere in this Annual Report, of which capitalized interest amounted to $1.1 million.

During the first quarter of 2021, Navios Logistics completed the construction of two new tanks in the liquid port terminal in Paraguay. As of December 31, 2021, a total of $1.8 million was transferred to “Tangible assets” in its consolidated statement of financial position  included elsewhere in this Annual Report.

On March 22, 2021, Navios Logistics completed the acquisition of a purchase agreement with an unrelated third party for the acquisition of three pushboats and 18 tank barges (the “2020 Fleet”), for a purchase price of $30.0 million. As of December 31, 2021, a total of $32.0 million was transferred to “Tangible assets” in its consolidated statement of financial position  included elsewhere in this Annual Report.

During the second quarter of 2021, Navios Logistics completed the installation of a crane in the Grain Port Terminal. As of December 31, 2021, a total of $3.8 million was transferred to “Tangible assets” in its consolidated statement of financial position included elsewhere in this Annual Report.

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

No dividends were declared during the year ended December 31, 2023 and 2022. In the year ended December 31, 2023, the Company paid $10.0 million, representing the remaining balance due under the Promissory Note ($5.0 million was paid during the year ended December 31, 2022).

On July 30, 2021, the Company declared and paid a pro rata dividend to its shareholders in shares of Grimaud Ventures S.A. (“Grimaud”), representing 100% of Navios Logistics’ equity interest in Grimaud.

Concentration of Credit Risk

Accounts Receivable & Contract Assets

In each of our businesses, we derive a significant part of our revenues from a small number of customers. We expect that a small number of customers will continue to generate a substantial portion of our revenues for the foreseeable future. For the year ended December 31, 2023, our largest customers, Vale and YPF accounted for 21.1% and 11.0%, respectively, of our revenues, and our five largest customers accounted for approximately 49.9% of our revenues, with no such customer (other than Vale and YPF) accounting for greater than 10% of our revenues. For the year ended December 31, 2022, our largest customers, Vale and YPF accounted for 21.0% and 13.2%, respectively, of our revenues, and our five largest customers accounted for approximately 55.5% of our revenues, with no such customer (other than Vale and YPF) accounting for greater than 10% of our revenues. For the year ended December 31, 2021, our largest customers, Vale and YPF accounted for 23.4% and 10.1%, respectively, of our revenues, and our five largest customers accounted for approximately 53.6% of our revenues, with no such customer (other than Vale and YPF) accounting for greater than 10% of our revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges as well as their own port terminals. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of our significant customers, including our large take-or-pay customers, or the change of the contractual terms of any one of our most significant take-or-pay contracts, or any significant dispute with one of these customers, could materially adversely affect our financial condition and our results of operations.

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

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, any disagreements with us, or otherwise;
•	the customer terminates the contract because we fail to meet their contracted storage needs and/or the contracted operational performance;
•	the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, or a default under the contract; or
•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

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

Effects of Inflation:

The economic environment and factors in Argentina were determined to be highly inflationary as of December 31, 2023. Nevertheless, the Company does not consider inflation to be a significant risk factor to the cost of doing business in the future as the functional currency of the Company’s Argentinian subsidiary is the U.S. dollar. In addition, the day-to-day operations of the Company’s Argentinian subsidiary are dependent on the economic environment of the Company’s U.S. dollar currency.

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

Recent Accounting Pronouncements

For a description of Navios Logistics’ recent accounting pronouncements, see Note 2 “Significant Accounting Policies” to our audited consolidated financial statements, included elsewhere in this Annual Report.

E. Critical Accounting Policies

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

Goodwill

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

Where goodwill has been allocated to a CGU, or group of CGUs, and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the CGU retained. The Company considers each of the below as a separate CGU:

•	The barge segment
•	Each of the six vessels of the Company’s cabotage fleet
•	Each port terminal of the Company’s business (grain, iron ore and liquid port terminals)

Impairment of Goodwill

Impairment is determined annually for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

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

The fair value for goodwill impairment testing was estimated using “value in use”, i.e. the expected present value of real future cash flows in U.S. Dollars, using judgments and assumptions that management believes were appropriate in the circumstances, see Note 2(aa) “Significant accounting judgments, estimates and assumptions” (included elsewhere in this Report). The significant factors and assumptions the Company used in its discounted cash flow analysis included: (i) EBITDA and (ii) the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions include (i) revenue assumptions; (ii) direct vessel expenses growth assumptions; and (iii) general and administrative expense growth assumptions. The future cash flows from operations were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of each segment, including utilization rates and actual storage capacity. A weighted average cost of capital (“WACC”) of 11.59% and 11.01% was used to discount future estimated cash flows to their present values, as of December 31, 2023 and 2022 respectively. The WACC was based on externally observable data regarding risk free rates, risk premiums and systematic risk and on the Company’s cost of equity and debt and its capital structure. Growth rates are consistent with forecasts included in countries or industry reports specific to the countries and segments in which each CGU operates. As of December 31, 2023 and 2022, average growth rates used were 2.6% and 2.7%, respectively.

These assumptions could be adversely impacted by the current uncertainty surrounding global market conditions, climate change, as well as the competitive environment in which the Company operates.

No goodwill impairment loss was recognized for any of the periods presented.

Tangible assets

Barges, pushboats and other vessels

The Company’s tangible assets are stated in the statement of financial position at cost less accumulated depreciation and any accumulated impairment losses.

Barges, pushboats and other vessels acquired as part of a business combination are recorded at fair value on the date of acquisition and if acquired as an asset acquisition are recorded at cost (including transaction costs). All other barges, pushboats and other vessels acquired are stated at cost, which consists of the contract price, borrowing cost and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the assets. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of the sale or retirement and any gain or loss is included in the accompanying consolidated statements of profit/(loss). The Company also capitalizes interest on long-term construction projects.

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

Port terminals and other fixed assets, net

Port terminals acquired as part of a business combination are recorded at fair value on the date of acquisition. All other port terminals and other fixed assets are stated at cost and are depreciated utilizing the straight-line method at rates equivalent to their estimated economic useful lives. Other fixed assets mainly consist of office equipment and cars. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of profit/(loss).

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

The assessment of whether there is an indication that an asset is impaired is made with reference to trading results, predicted trading results, market rates, technical and regulatory changes, market values, climate change and internal factors such as physical damage. If any such indication exists, the recoverable amount of the asset or CGU is estimated in order to determine the extent of any impairment loss.

The first step in this process is the determination of the lowest level at which largely independent cash flows are generated, starting from the individual asset level. A CGU represents the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows generated from other assets or groups of assets. The Company allocates the carrying amount of a right of use asset to CGUs it serves if this can be done in a reasonable and consistent basis, and tests the CGUs for impairment including these right of use assets. In identifying whether cash inflows from an asset or group of assets are largely independent, and therefore determining the level of CGUs, the Company considers many factors including management’s trading strategies, how management makes decisions about continuing or disposing of the assets, nature and terms of contractual arrangements and actual and predicted employment of the fleet.

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

A previously recognized impairment loss is reversed only if there has been a change in estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior periods. Such reversal is recognized in the statement of profit/(loss).

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

As of December 31, 2023 and 2022 the Company identified certain impairment triggering events over the Barges CGU. In this respect, management determined the projected discounted cash flows of the Barge CGU and compared it to its carrying amount. The significant factors and assumptions used in the discounted projected net operating cash flow analysis of the Barge CGU included: (1) the estimated daily time charter equivalent rate for the unfixed days (based on a combination of one-year average historical time charter equivalent rates and the 10-year average historical rate of the annual time charter equivalent rates) over the remaining economic life of the Barge CGU (calculated based on the average age of the pushboats and barges, weighted on the basis of their book value), excluding days of estimated off-hires; (2) direct vessel expenses, including drydock and special survey costs, based on a three-year average historical expenses rate assuming an increase of 1% from the second year onwards; and (3) other expenses and general and administrative expenses (based on three-year average historical expenses rate). In assessing the value in use, the estimated future cash flows were discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU. Based on the results of the assessment no impairment loss was required as of December 31, 2023 and 2022. As of December 31, 2021, no impairment triggering events were identified, and consequently no impairment loss was recorded for the Barge CGU.

Further, as of December 31, 2023, The Company identified certain impairment triggering events over certain Company’s tanker vessels. The significant factors and assumptions used in the discounted projected net operating cash flow analysis of each tanker vessel CGU over which impairment triggers were identified, included: (1) the estimated daily time charter equivalent rate for the unfixed days based on the 10-year average historical rate of the annual time charter equivalent rates and one-year average historical crew rates over the remaining economic life of each vessel, excluding days of scheduled off-hires and (2) a utilization rate based on each vessel’s historical performance and (3) direct vessel expenses based on a three-year average historical expenses rate assuming an increase of 1% from the second year onwards, including estimated drydock and special survey costs. In assessing the value in use, the estimated future cash flows were discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risk specific to the assets. As of December 31, 2022, no impairment triggering events were identified, and consequently no impairment loss was recorded for the long-lived assets operating in the Cabotage Business.

As of December 31, 2021, the Company identified impairment triggering events in two of its product tanker vessels, which the Company considers each as a separate CGU, operating in the Cabotage Business, and as such an impairment assessment was performed. As a result, the Company recognized an impairment loss for an aggregate amount of $19,396 for two of its product tanker vessels, the Malva H and Sara H built in 2006 and 2007, respectively. The Company determined there was no potential impairment for the remaining six vessels. See Note 10 “Tangible fixed assets and assets under construction” (included elsewhere in this Report).

Navios Logistics believe this approach to be objective for forecasting charter rates over an extended time period for long-lived assets and consistent with the cyclicality of the industry.

No impairment triggering events were identified, and consequently no impairment loss was recorded for the long-lived assets operating under the Port Terminal Business for any of the years presented.

Intangible assets

Navios Logistics’ intangible assets consist of customer relationships and port terminal operating rights.

Intangible assets resulting from acquisitions are accounted for using the purchase method of accounting and are recorded at fair value as estimated based on market information.

Other intangibles that are being amortized, such as the port terminal operating rights and customer relationships, would be considered impaired if their fair market value could not be recovered from the future discounted cash flows associated with the asset. The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight-line method.

When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of vessels and weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Logistics’ financial position and results of operations.

No impairment loss was recognized for any of the periods presented. Amortizable intangible assets are amortized under the straight-line method according to the following amortization periods:

Years
Port terminal operating rights	47
Customer relationships	20

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors and Senior Management

The following table sets forth information regarding our current directors and members of our senior management as of April 29, 2024:

Name	Age	Position
Angeliki Frangou	59	Chairwoman of the Board and Director
Georgios Akhniotis	59	Chief Executive Officer and Director
Claudio Pablo Lopez	66	Vice Chairman and Director
Ted Petrone	69	President
Ioannis Karyotis	48	Chief Operating Officer
Enrique Ferrando	51	Chief Financial Officer
Ruben Martinez	65	Vice Chairman and Director
Anna Kalathakis	54	Secretary, Executive Vice President-Group Risk Management and Director
Vasiliki Papaefthymiou	55	Executive Vice President-Legal
Mariana Rebolo	49	Chief Risk Officer
Efstratios Desypris	51	Senior Vice President-Strategic Planning
Francisco G. Tazelaar	36	Senior Vice President-Business Development
Christos Kokkinis	73	Director
Ren Wada	48	Director
Michail I.Rizos	48	Senior Vice President- Trading and Commercial Development

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is Aguada Park Free Zone, Paraguay 2141, Of. 1603, Montevideo Uruguay.

Angeliki Frangou has been our Chairwoman and a Member of the Board of Directors since its inception in December 2007. Ms. Frangou has also been the Chairwoman and Chief Executive Officer of Navios Holdings and Navios Maritime Partners L.P. (NYSE: NMM), an international owner and operator of dry cargo and tanker vessels, since August 2007. Ms. Frangou is also a Member of the Board of the Foundation for Economic and Industrial Research (IOBE), Ms. Frangou also acts as Vice Chairwoman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

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

Ted C. Petrone became President of the Company in July 2020, having previously served as a director of Navios Holdings from May 2007 to January 2015 and President of Navios Corporation from September 2006 to January 2015. Mr. Petrone has served in the maritime industry for 46 years, 43 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. Mr. Petrone was previously responsible for all aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a Bachelor of Science degree in maritime transportation. He has served aboard U.S. Navy (Military Sealift Command) tankers.

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

Ruben Martinez has been our Vice Chairman since December 2023, having previously served as our Chief Operating Officer—Port Division and a member of our Board of Directors since January 2008. He has been the general manager of Corporacion Navios S.A. since 2005. He has been working with Navios Holdings since 1989 and Navios Logistics since inception, after graduating as mechanical industrial engineer from the University of the Republic at Montevideo, Uruguay. Beginning as a mechanical engineer at Navios Logistics’ port terminal at Nueva Palmira, Uruguay, he has been promoted to several positions within Navios Logistics. Having special training in maintenance and asset management, he has been involved in several port terminal development and investments projects during his career. Mr. Martinez is also a member of the national council of advisors of the BBVA Bank and a director of the permanent commission of the treaty of the River Plate Basin

Anna Kalathakis has been our Secretary since inception and our Executive Vice President – Group Risk Management and Director since October 2022. Ms. Kalathakis has been Navios Holdings Chief Legal Risk Officer from November 2012, and Senior Vice President—Legal Risk Management from December 2005 until October 2012. Ms Kalathakis is also a Director of the Member's Committee of the UK Club's Board of Directors since November 2023. Before joining Navios Holdings, Ms. Kalathakis was Associate Director of A Bilbrough & Co Ltd, Managers of the London Steam – Ship Owners’ Mutual Insurance Association Limited where she gained experience in the handling of liability and contractual disputes in both the dry and tanker shipping sectors (including collisions, oil pollution incidents, groundings etc.). She previously worked for a U.S. maritime law firm in New Orleans, and in a similar capacity thereafter in a London based maritime law firm. . She was admitted to practice law in the state of Louisiana in 1995. She qualified as a solicitor in England and Wales in 1999 and was admitted to practice law before the Bar in Piraeus , Greece, in 2003. She holds a B.A degree in International Relations from Georgetown University, Washington D.C. (1991), an MBA degree from European University in Brussels (1992 ( and a law degree (J.D) from Tulane Law School (1995).

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

Efstratios Desypris was appointed our Senior Vice President—Strategic Planning in March 2011 and was a director from 2012 until 2022. In addition, Mr. Desypris is the Chief Financial Controller of Navios Holdings since May 2006. He also serves as Chief Operating Officer of Navios Partners and he has served as Chief Financial Officer of Navios Partners from 2010 to 2021. He is also the Chief Financial Officer of N Shipmanagement Acquisition Corp. since September 2019. Before joining the Navios Group, Mr. Desypris worked for nine years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a bachelor of science degree in Economics from the University of Piraeus.

Francisco G. Tazelaar has been our Senior Vice President-Business Development since October 2022 and legal counsel of Navios Holdings from 2016 to 2022, having previously served as legal counsel of the Company from 2011 until 2015. Mr. Tazelaar has been a Board member of Corporacion Navios S.A. since May 2019, and is the President of Compañia Naviera Horamar S.A. since October 2022. He received his law degree, summa cum laude, from the Universidad de Buenos Aires. Mr. Tazelaar is a Chevening Scholar and holds a master’s degree in Maritime Law from Southampton University in the United Kingdom. Mr. Tazelaar is admitted to practice law before the Bar in Ciudad Autónoma de Buenos Aires, Argentina.

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

Ren Wada has been a member of our Board of Directors since October 2022. Mr. Wada currently serves as Chief Executive Officer and Director of Abo Shoten Ltd., a Japanese ship-owning company where he has held several positions in the past ten years. Mr. Wada has 20 years of experience in the shipping industry and specifically in operations, technical and legal departments of shipping companies including Tokyo Marine Asia Pte Ltd (currently MOL Chemical Tankers Pte Ltd) where he served as Operations Executive from September 2005 to April 2007. Mr. Wada holds a Bachelor of Laws from the Faculty of Law of Kyushu University in Fukuoka, a Master of Laws from School of Law of Tulane University in New Orleans and a Master of Laws in Admiralty from School of Law of Tulane University in New Orleans. Mr. Wada is a member of our Audit Committee, member of our Conflicts Committee and is also an independent director.

Michail I. Rizos has been our Senior Vice President – Trading and Commercial Development since October 2022. Mr. Rizos has served in the maritime industry for 24 years, 16 of which with Navios Holdings. After joining Navios Holdings, Mr. Rizos worked in various commercial positions, most recently as Chartering Manager where he was responsible for all aspects of the daily commercial and trading activities of the Handymax Fleet. Mr. Rizos graduated from the London Guildhall University with a Bachelor’s degree in Shipping and Transport.

B. Compensation

Officers’ Compensation

The aggregate annual compensation paid to our executive officers was approximately $0.9 million for the year ended December 31, 2023.

As of October 2022, the non-executive director serving as chairman of the Audit Committee receives an annual fee of $60,000 and each other member of the Audit Committee (other than the Chairman) receives an annual fee of $50,000, plus reimbursement of their out-of-pocket expenses. The Chairman of the Conflict Committee receives an annual fee of $10,000.

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

Audit Committee

The board of directors has established an audit committee, currently comprised of two independent directors. The audit committee is governed by a written charter, which was approved by the board of directors. One of the members of the audit committee is an “audit committee financial expert” for purposes of SEC rules and regulations. The audit committee, among other things, reviews our external financial reporting, engages our external auditors, approves all fees paid to auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is comprised of Messrs. Christos Kokkinis, who serves as a Chairman, and Ren Wada.

Conflict Committee

The board of directors has established a conflict committee comprised of two independent directors, Mr. Christos Kokkinis, who serves as a Chairman, and Mr. Ren Wada. This committee is governed by a written charter, which was approved by the board of directors. The conflict committee is responsible for reviewing and evaluating any proposed material regarding related party transactions.

D. Employees and Crewing

We crew our fleet with Argentine, Brazilian and Paraguayan officers and seamen. Our fleet managers are responsible for selecting the crew.

As of December 31, 2023, we employed 493 land-based employees: 39 employees in the Asuncion, Paraguay office, 45 employees at the port facility in San Antonio, Paraguay, 90 employees in the Buenos Aires, Argentina office, 13 employees in the Montevideo, Uruguay office, 294 employees at the dry port facilities in Uruguay, and 12 employees in the Corumba, Brazil office and 650 seafarers as crew on our vessels.

Certain of our operations in Argentina, Uruguay and Brazil are unionized. We believe that we have good relations with our employees and seamen and since our inception we have had no history of work stoppages.

E. Share Ownership

None of our executive officers nor directors have direct ownership in our common stock. For information on the beneficial ownership of our common stock by entities related to our Chairwoman, our Chief Executive Officer and Director, our Chief Commercial Officer (Shipping Division) and Director and our Chief Operating Officer (Shipping Division) and Director, see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

F. Disclosure of a registrant’s action to recover erroneously awarded compensations.

[Not applicable].

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth the beneficial ownership, as of April 29, 2024, of our common stock by each person we know to beneficially own more than 5% of our common stock.

Percentage of beneficial ownership is based on 20,000 shares of common stock outstanding on April 29, 2024.

Pursuant to the Shareholders Agreement (as defined herein), upon becoming subject to the reporting requirements of the Exchange Act following the consummation of the exchange offer, the shares of our common stock held by Navios Holdings can be converted into shares of Class B Common Stock, with each share of Class B Common Stock entitling the holder to ten votes per share. Navios Holdings has currently agreed to waive such conversion provision of the Shareholders’ Agreement. If and when issued, shares of Class B Common Stock are convertible at any time at the option of the holder thereof into one share of common stock and will automatically convert into shares of common stock upon any transfer of shares of Class B Common Stock to a holder other than Navios Holdings or any of its affiliates or any successor to Navios Holdings’ business or of all or substantially all of its assets or if the aggregate number of outstanding shares of common stock and Class B Common Stock beneficially owned by Navios Holdings falls below 20% of the aggregate number of outstanding shares of common stock and Class B Common Stock. See “Item 7.B Certain Relationships and Related Party Transactions — Shareholders’ Agreement.”

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

	Shares Beneficially Owned(1)(2)
Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Voting Power
Navios Maritime Holdings Inc.(1)	12,765	63.8%
Sinimalec S.A.(2)	7,235	36.2%

(1)	Navios Holdings, which beneficially owns shares of our common stock through its wholly owned subsidiary Navios Corporation, is a Republic of the Marshall Islands corporation, and is controlled by its board of directors, which consists of the following eight members: Angeliki Frangou (its Chairwoman and Chief Executive Officer), Vasiliki Papaefthymiou, Shunji Sasada, Spyridon Magoulas, John Stratakis, George Malanga, Efstathios Loizos and Michael Pearson. Angeliki Frangou beneficially owns 100% of Navios Holdings’ common stock.

(2)	Sinimalec S.A. (“Sinimalec”) is a Uruguay corporation which beneficially owns shares of our common stock through its 100% ownership in Peers, a Panama corporation (the record holder of such shares). The families of Claudio Pablo Lopez, our Vice Chairman, Carlos Augusto Lopez and the Estate of Horacio Enrique Lopez, each beneficially own 33.3% of the voting stock of Sinimalec. There is no contract, arrangement, understanding, relationship or other agreement among or between any of the Lopez brothers regarding the voting power or investment power of their respective ownership interests in Sinimalec. Each of Claudio, Carlos and the Estate of Horacio Enrique Lopez expressly disclaims any beneficial ownership in the shares of Sinimalec owned by either of the families of the other brothers.

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

Administrative Services Agreement

On August 29, 2019, we entered into an assignment agreement with Navios Corporation and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between us and Navios Holdings on April 12, 2011, first assigned to Navios Corporation on May 28, 2014 and subsequently amended on April 6, 2016 and January 1, 2022 to extend the duration of the agreement until January 1, 2027 (as assigned and amended, the “Administrative Services Agreement”), was assigned from Navios Corporation to Navios Shipmanagement. On August 30, 2019, Navios Holdings announced that it sold its ship management business, including Navios Shipmanagement, to N Shipmanagement Acquisition Corp., an entity affiliated with Angeliki Frangou, our Chairwoman.

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

Under the terms of the agreement we have to reimburse NSM for reasonable costs and expenses incurred in connection with the provision of these services (including allocation of time for employees performing services on our behalf) within 15 days after NSM submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required. Any amounts overdue bear interest at 1% per annum over SOFR.

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

Total administrative expenses charged pursuant to the Administrative Services Agreement for the year ended December 31, 2023 amounted to $2.9 million ($1.4 million for the year ended December 31, 2022 and $1.1 million for the year ended December 31, 2021).

 Employment Agreements

The Company has an employment agreement with one management employee who is a non-controlling shareholder of the Company. This agreement stipulates, among other things, severance and benefit arrangements in the event of termination. In addition, the agreement includes confidentiality provisions and covenants not to compete. The agreement renews automatically for successive one-year periods until either party gives 90 days’ written notice of its intention to terminate the agreement. The agreement calls for a base salary equal to $340,000 per year, plus annual bonuses and other incentives, provided certain performance targets were achieved.

Under the agreement, we accrued compensation totaling $0.3 million for the year ended December 31, 2023 ($1.1 million in 2022).

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

Contracts or transactions between the Company and one or more of its directors (or any other corporation, firm, association, or other entity in which one or more of its directors are directors or officers, or have a substantial financial interest) are not void or voidable by the sole reason that such director or directors are present at the meeting of the Board of Directors, or committee thereof, which approves such contract or transaction. if (i) the material facts as to such director’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the Board of Directors or the committee, and the Board of Directors or committee approves such contract or transaction by a vote sufficient for such purpose without counting the vote of such interested director, or, if the votes of the disinterested directors are insufficient to constitute an act of the Board of Directors as defined under the BCA, by unanimous vote of the disinterested directors; or (ii) the material facts as to such director’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the shareholders entitled to vote thereon, and such contract or transaction is approved by vote of such shareholders.

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

D. Exchange controls

Under the laws of the Republic of the Marshall Islands, Uruguay, Panama, Brazil, Paraguay and the British Virgin Islands, the countries of incorporation of Navios Logistics and the substantial majority of its subsidiaries, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

Certain of Navios Logistics’ subsidiaries are incorporated in Argentina. In the case of Argentina, local authorities have established certain foreign exchange restrictions that affect the export or import of capital. See “Item 3.D. Risk Factors — Risks Relating to Argentina — The current and future foreign exchange policy of Argentina may affect the ability of our Argentine subsidiaries to make money remittances outside of Argentina.”

E. Taxation

OTHER TAX JURISDICTIONS

The Republic of the Marshall Islands and Panama do not impose a tax on shipping income. Under the laws of the Republic of the Marshall Islands and Panama, the countries of incorporation of the Company and certain of its subsidiaries and the vessels’ registration, respectively, the companies are subject to registration and tonnage taxes.

Certain of Navios Logistics’ subsidiaries are incorporated in countries which impose additional taxes, such as Argentina, Uruguay, Brazil and Paraguay. Income tax liabilities of the Argentinean subsidiaries for the current period is measured at the amount expected to be paid to the taxation authorities using a tax rate of 35.0% on any taxable profit above 143 million Argentinean pesos or $177, 30% on any taxable profit between 14 million Argentinean pesos or $17 and 143 million Argentinean pesos or $177, and 25% on any taxable profit below 14 million Argentinean pesos or $17.

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

Interest Rate Risk:

Debt instruments: As of December 31, 2023 and 2022, the Company had a total of $571.1 million and $559.4 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a fixed rate except for the Notes Payable and the 2023 Term Bank loan that bear interest at a floating rate.

Interest rates on the 2025 Notes, the 2022 BBVA Facility, the Santander Facility, the seller’s credit for the construction of six liquid barges and the 2020 Fleet are fixed and, therefore, changes in interest rates do not affect their fair value, which as of December 31, 2023 was $495.4 million, $14.6 million, $2.9 million, $6.0 million and $5.0 million, respectively and as of December 31, 2022 was $483.4 million, $22.5 million, $4.1 million, $8.8 million and $10.0 million, respectively, but do not affect the related finance costs.

Interest rates on the Notes Payable and the 2023 Term Bank loan is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related finance cost. As of December 31, 2023, the amount outstanding under the Company’s floating rate loan facilities was $42.6 million.

Sensitivity analysis – exposure to interest rates

For the purposes of market risk analysis, the Company uses scenarios to assess the sensitivity that variations in operations impacted by the SOFR rates may generate in their results. The probable scenario represents the amounts of debt recognized at floating rate.

The other scenarios were constructed considering an appreciation of 25% and 50% on market interest rates.

The following are the possible impacts on the results in the event of these scenarios occurring:

	December 31, 2023
	Effect on Income and Equity
	Carrying amount	Possible increase through maturity (Δ 25%)	Remote increase through maturity (Δ 50%)
SOFR
Interest-bearing loans and borrowings	(42.6)	(2.1)	(4.3)

	December 31, 2022
	Effect on Profit and Equity
	Carrying amount	Possible increase through maturity (Δ 25%)	Remote increase through maturity (Δ 50%)
LIBOR/SOFR
Interest-bearing loans and borrowings	(14.0)	(0.4)	(0.7)

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

We are exposed to foreign currency exchange transaction risk related to funding our operations. For the years ended December 31, 2023, 2022 and 2021, approximately 51.6%, 59.9%, and 50.6% respectively, of our expenses were incurred in currencies other than U.S. dollars.

Further, for the year ended December 31, 2023, approximately 25%, 13% and 13% of the Company’s $185.6 million of combined cost of (a) time charter, voyage and port terminal expenses, (b) direct vessels expenses, (c) cost of products and (d) administrative expenses, net of depreciation (“Combined Cost”), were denominated in the Argentinean pesos, Paraguayan guaranies and Uruguayan pesos, respectively. Comparatively, the same foreign currencies accounted for approximately 30%, 19% and 11% of the Company’s $158.7 million of Combined Cost for the year ended December 31, 2022 and approximately 25%, 16% and 10%, respectively, of our $144.1 million of Combined Cost for the year ended December 31, 2021. For the years ended December 31, 2023, 2022 and 2021, Brazilian reais accounted for less than 1% of our Combined Cost.

For the year ended December 31, 2023, a 1.00% change in the exchange rates between the U.S. dollar and Argentinean pesos, Paraguayan guaranies and Uruguayan pesos would change our profit for the year by $0.5 million, $0.2 million and $0.2 million, respectively. Comparatively, a 1.00% would change our profit for the year by $0.5 million, $0.3 million and $0.2 million, respectively for the year ended December 31, 2022 and by $0.4 million, $0.2 million and $0.1 million, respectively, for the year ended December 31, 2021.

Inflation and Fuel Price Increases:

The impact of inflation on prices in the South American countries in which we operate and the effects of the current war in Ukraine and the Gaza strip may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for the Barge and Cabotage Businesses, we negotiated, and will continue to negotiate, fuel price adjustment clauses; however, in some cases, prices that we pay for fuel are temporarily not aligned with the adjustments that we obtain under our freight contracts.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Shareholders and Use of Proceeds

Not applicable.

 Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2023. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2023.

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

Navios Logistics’ management assessed the effectiveness of Navios Logistics’ internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management believes that, as of December 31, 2023, Navios Logistics’ internal control over financial reporting is effective based on those criteria.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Board of Directors has determined that Mr. Kokkinis qualifies as “an audit committee financial expert” as defined in the instructions of Item 16A of Form 20-F. Mr. Kokkinis is independent under applicable New York Stock Exchange and SEC standards.

Item 16B. Code of Ethics

Navios Logistics has adopted a code of ethics, the Navios Code of Corporate Conduct and Ethics, applicable to officers, directors and employees of Navios Logistics. The Navios Code of Corporate Conduct and Ethics is available for review on Navios Logistics’ website at www.navios-logistics.com.

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal accountants for fiscal years 2023 and 2022 were PricewaterhouseCoopers S.A. and Price Waterhouse and Co S.R.L, respectively. The audit fees for the audit of each of the years ended December 31, 2023 and 2022 were $1.0 million and $0.9 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2023 and 2022.

Tax Fees

There were no tax fees billed in 2023 and 2022.

All Other Fees

There were no other fees billed in 2023 and 2022.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

On November 27, 2023, the Audit Committee of the Board of Directors of the Company dismissed Price Waterhouse & Co. S.R.L. (“PwC Argentina”) as its independent registered public accounting firm.

The reports of PwC Argentina on the Company’s consolidated financial statements for the fiscal years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2022 and 2021, and the subsequent interim period from January 1, 2023 through November 27, 2023, (i) the Company did not have disagreements with PwC Argentina on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC Argentina, would have caused PwC Argentina to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such years, and (ii) there were no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F.

The Company had provided PwC Argentina with a copy of the disclosure prior to its filing with the SEC and requested that PwC Argentina furnish it with a letter addressed to the SEC stating whether it agrees with the above statements.

On November 27, 2023, the Audit Committee of the Board of Directors of the Company engaged PricewaterhouseCoopers S.A. (“PwC Greece”) as the Company’s new independent registered public accounting firm. During the fiscal years ended December 31, 2022 and 2021, and the subsequent interim period through November 27, 2023, neither the Company nor anyone on its behalf has consulted with PwC Greece on the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a reportable event, as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted an insider trading policy which applies to all of the Company’s directors, officers and employees as well as their family members, and sets forth procedures governing the purchase, sale and other disposition of our securities by such parties. Our insider trading policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company.

Item 16K. Cybersecurity

Risk management and strategy

The Company has a cybersecurity risk management program that includes:

i. Implementation of cybersecurity processes, policies, procedures and governance frameworks;

ii. Investment in IT security, including use of third party providers that assist in certain of our cybersecurity needs;

iii. Training of the Company’s employees to detect and avoid cybersecurity threats; and

iv. Board and management oversight of cybercity risks and threats.

The Company uses, as a guide, recognized best practices and standards set by the U.S. National Institute of Standards and Technology and the Baltic and International Maritime Council.

The Company has established policies and procedures for all key aspects of its cybersecurity program including policies and plans to combat threats and risks affecting its business. As part of the Company’s cybersecurity strategy, it continues to expand its investments in IT security, including to identify and protect critical assets, strengthen, monitor its information security management system and engage with cybersecurity experts.

The Company has engaged a third-party consultant to help integrate its information security management system to protect the Company’s operations risk and vulnerability. Assessments are conducted to identify cybersecurity weaknesses and recommend enhancements. In addition, 24/7 cybersecurity services are provided including continuous monitoring, detecting and providing alerts for any potential threats and attacks, using the Company’s security information and event management framework.

The Company leverages several third-party tools and technologies as part of its efforts to enhance its cybersecurity functions. The Company maintains a third-party managed disaster recovery site in the event of an outage or cyberattack on the Company’s IT infrastructure. As part of the Company’s cybersecurity governance framework, the Company from time to time also assesses potential cybersecurity threats related to major third-party providers and counterparties.

The Company has a training program for its employees that covers the Company’s cybersecurity risk management program and other Company policies and practices, which is designed to ensure compliance therewith and to promote best practices. The Company regularly provides cybersecurity awareness trainings and performs phishing campaigns to assess awareness and readiness.

Governance

The board of directors considers cybersecurity risk as part of its risk oversight function and oversees the Company’s cybersecurity risk exposure and the steps taken by management to monitor and mitigate cybersecurity risks. The board of directors ensures allocation and prioritization of resources and overall strategic direction for cybersecurity and ensures alignment with the Company’s overall strategy.

Cybersecurity Threats

For the year ended December 31, 2023 through the date of this annual report, the Company is not aware of any risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. However, there can be no assurance that the Company will not be materially affected by such risks in the future. Please also see Item 3. Key Information—D. Risk Factors—“Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability that could have a material adverse effect on our business, financial condition, cash flows and results of operations.”

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-65 and is filed as part of this report.

Item 19. Exhibits

1.1	Amended Articles of Incorporation of Navios South American Logistics Inc.(1)

1.2	Bylaws of Navios South American Logistics Inc.(1)

2.1	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A.(1)

2.2	Shareholders’ Agreement, dated as of November 19, 2019, by and among Navios South American Logistics Inc., Navios Maritime Holdings Inc. and Peers Business S.A.(5)

2.3	Amended and Restated Waiver to Shareholder’s Agreement.(2)

2.4	Indenture, dated as of July 8, 2020, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wilmington Trust, National Association.(6)

4.1	Administrative Services Agreement, dated as of April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc.(1)

4.1.1	Assignment Agreement, dated August 29, 2019, among Navios Corporation, Navios South American Logistics Inc. and Navios Shipmanagement Inc.(4)

4.1.2	Amendment to the Administrative Services Agreement, dated January 1, 2022, between Navios South American Logistics Inc. and Navios Shipmanagement Inc.(8)

4.3	Unloading, Storing, Weighing and Loading Services Contract, by and between Corporacion Navios Sociedad Anonima and Vale International SA, dated September 27, 2013.(3)

4.4	Supplemental Agreement, dated May 17, 2022, between Navarra Shipping Corporation and Pelayo Shipping Corporation, as borrowers, and Alpha Bank S.A. as the lending bank, in relation to the Loan Agreement dated February 28, 2022 between Navarra Shipping Corporation and Pelayo Shipping Corporation, as borrowers, and Alpha Bank S.A., as the lending bank, for a loan facility of up to $7.0 million.(9)

4.5	Loan Facility Agreement, dated as of February 14, 2020, by and among Corporación Navios Granos S.A., as borrower, Navios South American Logistics Inc., as guarantor, and Banco Bilbao Vizcaya Argentaria Uruguay S.A., as lender.(7)

4.6	Loan Facility Agreement, dated as of February 28, 2022, by and among Navarra Shipping Corporation and Pelayo Shipping Corporation, as borrowers and Alpha Bank S.A., as lender. (8)

4.7	Loan Facility Agreement, dated as of March 23, 2022, by and among Corporación Navios Granos S.A., as borrower and Banco Bilbao Vizcaya Argentaria Uruguay S.A., as lender. (8)

4.8	Free Translation of the Loan Facility Agreement, dated as of March 25, 2022, by and among Ponte Rio S.A., as borrower and Banco Santander S.A., as lender. (8)

4.9	Loan Facility Agreement, dated as of 20 December , 2023, by and among Navarra Shipping Corporation, Pelayo Shipping Corporation, HS Tankers Inc., HS South Inc. and Delta Naval Trade S.A., as borrowers and Alpha Bank S.A., as lender.*

4.10

First Supplemental Indenture Amendment dated as of December 22, 2023, in relation to the Indenture dated as of July 8, 2020, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wilmington Trust, National Association.*

4.11	Free Translation of the the lease agreement, dated September 8, 2023 by and among Petrolera San Antonio.. as Lessee and CIE S.A., as lessor.*

8	List of Subsidiaries of Navios South American Logistics Inc.*

11	Code of Ethics(2)

12.1	Section 302 Certifications of Principal Executive Officer.*

12.2	Section 302 Certification of Principal Financial Officer.*

13.1	Section 906 Certification of Principal Executive Officer.*

13.2	Section 906 Certification of Principal Financial Officer.*

16.1	Letter from Price Waterhouse & Co. S.R.L., dated December 14, 2023. (10)

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Statement of Financial Position as of December 31, 2022 and 2021; (ii) Consolidated Statements of (Loss)/Profit for each of the years ended December 31, 2022, 2021 and 2020; (iii) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2022, 2021 and 2020; (iv) Consolidated Statements of Cash Flows for each of the years ended December 31, 2022, 2021 and 2020; and (v) the Notes to Consolidated Financial Statements as blocks of text.**

*	Filed herewith.

**	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Previously filed with Registration Statement on Form F-4 (Registration No. 333-179250), as filed with the Securities and Exchange Commission on January 31, 2012.

(2)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on April 5, 2012.

(3)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on June 3, 2019.

(4)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on September 12, 2019.

(5)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, as filed with the Securities and Exchange Commission on February 21, 2020.

(6)	Previously filed as with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on July 8, 2020.

(7)	Previously filed with the Company’s Registration Statement on Form F-1, as filed with the Securities and Exchange Commission on March 2, 2021.

(8)	Previously filed with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, as filed with the Securities and Exchange Commission on April 1, 2022.

(9)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on May 26, 2022.

(10)	Previously filed with the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on December 14, 2023.

SIGNATURES

Navios South American Logistics Inc. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

/s/ Georgios Akhniotis
Name:	Georgios Akhniotis
Title:	Chief Executive Officer

Date: April 29, 2024

F- 1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Navios South American Logistics Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Navios South American Logistics Inc. and its subsidiaries (the “Company”) as of December 31, 2023, the related consolidated statement of profit/(loss), changes in equity and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

April 29, 2024

We have served as the Company's auditor since 2023.

F- 2

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Navios South American Logistics Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Navios South American Logistics Inc. and its subsidiaries (the “Company”) as of December 31, 2022, and the related consolidated statements of profit/(loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
Carlos Martin Barbafina Buenos Aires, Argentina March 27, 2023

We served as the Company's auditor from 2009 to 2023.

F- 3

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Expressed in thousands of U.S. dollars — except share data)

	Notes	December 31, 2023	December 31, 2022
ASSETS
Non-current assets
Tangible assets	10	$506,009	$511,286
Assets under construction	10	27,079	3,311
Intangible assets	11	148,695	150,289
Right-of-use assets	20	20,487	10,848
Deferred tax assets	8	88	1,010
Other assets	12	2,223	1,189
Total non-current assets		$704,581	$677,933
Current Assets
Inventories	13	10,519	10,468
Trade receivables	14	34,463	45,962
Contract assets	4	1,183	532
Prepayments and other assets	16	12,982	8,126
Deferred tax assets	8	—	390
Cash and cash equivalents	15	69,282	49,864
Restricted cash	15	—	300
Total current assets		$128,429	$115,642
Total Assets		$833,010	$793,575

EQUITY and LIABILITIES
Equity
Share capital	17	20	20
Share premium		233,441	233,441
Accumulated deficit		(72,014)	(85,795)
Total equity		$161,447	$147,666

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	18	531,092	523,751
Contract liabilities	4	—	1,313
Lease liabilities	20	20,623	10,084
Provisions	23	642	733
Deferred tax liabilities	8	13,592	9,962
Income tax payable		—	9
Other non-current liabilities		431	392
Total non-current liabilities		$566,380	$546,244
Current liabilities
Trade and other payables	19	68,186	61,344
Contract liabilities	4	1,872	3,100
Deferred tax liabilities	8	66	—
Interest-bearing loans and borrowings	18	31,013	23,544
Promissory note (related party)	21	—	10,000
Lease liabilities	20	4,046	1,677
Total current liabilities		$105,183	$99,665
Total liabilities		$671,563	$645,909
Total equity and liabilities		$833,010	$793,575

The accompanying notes on pages 8 to 65 are an integral part of these consolidated financial statements.

F- 4

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENT OF PROFIT/(LOSS)

(Expressed in thousands of U.S. dollars — except share data)

	Note	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenue	4	$310,791	$254,154	$222,608
Cost of sales	5	(204,370)	(180,350)	(183,894)
Gross profit		$106,421	$73,804	$38,714

Administrative expenses	6	(21,316)	(17,559)	(14,519)
Other operating income	9	1,653	1,077	1,465
Other operating expenses	9	(6,691)	(5,272)	(4,759)
Allowance for expected credit losses on financial assets	14	(392)	(320)	(391)
Operating profit		$79,675	$51,730	$20,510

Finance income	7	1,743	598	4,627
Finance costs	7	(63,640)	(62,287)	(65,299)
Other financial results		3,067	3,798	3,162
Loss from mark to market and disposal of financial asset	21	—	—	(24,149)
Profit/(loss) before tax		$20,845	$(6,161)	$(61,149)

Income tax (expense)/benefit	8	(7,064)	1,719	(5,230)
Profit/(loss) for the year		$13,781	$(4,442)	$(66,379)

The accompanying notes on pages 8 to 65 are an integral part of these consolidated financial statements.

F- 5

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Issued shares	Share Capital	Share premium	Retained Earnings/(Accumulated Deficit)	Total Equity
Balance as at January 1, 2021	20,000	$20	$233,441	$60,331	$293,792
Loss for the year	—	—	—	(66,379)	(66,379)
Dividends (Note 17)	—	—	—	(75,305)	(75,305)
Balance as at December 31, 2021	20,000	$20	$233,441	$(81,353)	$152,108
Loss for the year	—	—	—	(4,442)	(4,442)
Balance as at December 31, 2022	20,000	$20	$233,441	$(85,795)	$147,666
Profit for the year	—	—	—	13,781	13,781
Balance as at December 31, 2023	20,000	$20	$233,441	$(72,014)	$161,447

The accompanying notes on pages 8 to 65 are an integral part of these consolidated financial statements.

F- 6

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Operating activities
Profit/(loss) before tax		$20,845	$(6,161)	$(61,149)
Adjustments to reconcile profit/(loss) before tax to net cash flows:
Loss on sale of vessel/Impairment losses	10	1,651	3,195	19,396
Depreciation of tangible assets	10	33,855	33,296	32,557
Amortization and impairment of intangible assets	11	2,923	2,773	2,772
Depreciation of right-of-use assets	20	2,668	712	746
Loss from mark to market and disposal of financial asset	21	—	—	24,149
Movements in provisions	14,23	301	492	501
Finance income	7	(1,743)	(598)	(4,627)
Finance costs	7	63,640	62,287	65,299
Working capital adjustments:
(Increase)/decrease in other non-current assets		(1,034)	1,684	(2,512)
Increase/(decrease) in other non-current liabilities		39	(183)	286
Decrease/(increase) in trade receivables and contract assets		10,341	(2,754)	(9,741)
(Increase)/decrease in inventories		(80)	(1,857)	1,290
(Decrease)/increase in trade and other payables and contract liabilities		(2,532)	2,307	2,491
(Increase)/decrease in prepayments and other assets		(4,856)	(1,950)	524
Interest received		1,743	598	8,178
Interest paid		(58,350)	(58,402)	(60,193)
Income tax paid		(9)	(25)	(27)
Net cash flows from operating activities		$69,402	$35,414	$19,940

Investing activities
Acquisition of tangible assets	10	(27,707)	(12,835)	(10,738)
Acquisition of assets under construction	10	(24,249)	(2,598)	(19,498)
Decrease/(increase) in restricted cash		300	(300)	—
Proceeds from sale of vessels	10	4,489	2,186	—
Proceeds from disposals		615	—	—
Partial collection of the parent Company loan agreement (related party)	21	—	—	7,500
Acquisition of subsidiaries	2	(1,424)	—	—
Proceeds from the sale of shares (related party)	21	—	—	3,704
Proceeds from net investment in the lease	20	—	—	313
Net cash flows used in investing activities		$(47,976)	$(13,547)	$(18,719)

Financing activities
Payment of principal portion of lease liabilities	20	(2,430)	(547)	(579)
Proceeds from long term debt, net of deferred finance costs	18	38,638	37,000	—
Repayment of long-term debt and payment of principal	18	(23,205)	(31,206)	(13,525)
Repayment of notes payable	18	(5,011)	(4,830)	(5,261)
Dividends paid - Promissory Note	21	(10,000)	(5,000)	(24,146)
Net cash flows used in financing activities		$(2,008)	$(4,583)	$(43,511)
Net increase/(decrease) in cash and cash equivalents		19,418	17,284	(42,290)
Cash and cash equivalents at January 1		49,864	32,580	74,870
Cash and cash equivalents at December 31		$69,282	$49,864	$32,580

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Non-cash investing and financing activities:
Transfers from assets under construction to tangible assets	10	$1,907	$—	$57,107
Seller’s credit agreement for the construction of six liquid barges	10,18	$—	$—	$2,246
Seller’s credit agreement for the acquisition of the 2020 Fleet	10,18	$—	$—	$15,000
Collection of parent Company loan agreement (related party)	21	$—	$—	$62,500
Dividend in kind	17	$—	$—	$(36,159)
Dividend payable -promissory note	21	$—	$—	$15,000
Lease of Twelve Jumbo Barges	10,20	$3,031	$—	$—
Tangible assets unpaid	10	$(1,985)	$—	$(576)
Assets under construction unpaid	10	$(600)	$—	$—
Capitalized interest	10	$826	$—	$—

The accompanying notes on pages 8 to 65 are an integral part of these consolidated financial statements.

F- 7

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1. CORPORATE INFORMATION

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest infrastructure and logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on the cabotage trades along the southeastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges, and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers, as well as users of refined petroleum products. As of December 31, 2023, Navios Maritime Holdings Inc. (“Navios Holdings”) owned 63.8% of Navios Logistics’ stock.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

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

(b)             Going concern

In considering whether it is appropriate to prepare the financial statements on a going concern basis, management has reviewed the Company’s future cash requirements, covenant compliance, earnings projections and climate change. As of December 31, 2023, the Company’s current assets totaled $128,429, while current liabilities totaled $105,183, resulting in a positive working capital position of $23,246.

Management anticipates that the Company’s primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. Management believes that these sources of funds will be sufficient for the Company to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period, and therefore it is appropriate to prepare the financial statements on a going concern basis.

The financial statements have been authorized on April 19, 2024 on behalf of Navios Logistics’ board of directors for issuance and filing on April 29, 2024.

The principal accounting policies are set out below.

F- 8

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(c) Basis of consolidation

The consolidated financial statements comprise the financial statements of Navios Logistics and its subsidiaries. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, it has:

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

F- 9

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Entities included in the consolidation:

The accompanying consolidated financial statements include the following entities:

				Statement of profit/(loss)
Company Name (5)	Country of Incorporation	Nature	Percentage of Ownership	2023	2022	2021
Navios South American Logistics Inc.	Marshall Is.	Holding Company	—	1/1-12/31	1/1-12/31	1/1-12/31
Corporacion Navios S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Energias Renovables del Sur S.A.	Uruguay	Land Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel-Operating Management Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.C.I.	Paraguay	Operating/Barge-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Horamar do Brasil Navegação Ltda	Brazil	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navios Logistics Finance (US) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Naviera Alto Parana S.A.	Paraguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Edolmix S.A.	Uruguay	Port-Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Cartisur S.A.	Uruguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
NP Trading S.A.	British Virgin Islands	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Delta Naval Trade S.A.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Terra Norte Group S.A.	Paraguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Corporacion Navios Granos S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Docas Fluvial do Porto Murtinho S.A.	Brazil	Land Owning Company	95%	1/1-12/31	1/1-12/31	1/1-12/31
Siriande S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Grimaud Ventures S.A.(1)	Marshall Islands	Financial Asset Holder Company	100%	—	—	1/1-7/30
Brundir S.A.(2)	Uruguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	10/21-12/31
NP Transshipment Services S.A. (3)	Panama	Non-Operating Company	100%	8/29-12/31	—	—
Petropal Inc. (3)	Marshall Islands	Sub-Holding Company	100%	5/17-12/31	—	—
Binrol S.A. (3)	Uruguay	Non-Operating Company	100%	7/7-12/31	—	—
Wemby S.A. (3)	Uruguay	Sub-Holding Company	100%	7/11-12/31	—	—
Vimalcor S.A. (4)	Uruguay	Port - Facility Owning Company	100%	5/8-12/31	—	—

(1)	On July 30, 2021, the Company declared and paid a pro rata dividend to its shareholders in shares of Grimaud (as defined herein), representing 100% of Navios Logistics’ equity interest in Grimaud.

(2)	On October 21, 2021, the Company acquired 100% of the common shares of Brundir S.A.. Brundir S.A. is a non-operating company.

(3)	These Companies were established during the year ended December 31, 2023.

(4)	Vimaclor was acquired on May 8, 2023. See Note 2(z) “Asset Acquisition”, Note 11 “Intangibles” and Note 20 “Leases”.

(5)	On January 30, 2024, a direct subsidiary of the Company, NP Transshipment Services Ltd., a Transshipment Vessel Operating Company was incorporated in Malta.

F- 10

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(d) Business combinations and goodwill

Business combination

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

Where goodwill has been allocated to a CGU, or group of CGUs, and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the CGU retained. The Company considers each of the below as a separate CGU:

•	The barge segment
•	Each of the six vessels of the Company’s cabotage fleet
•	Each port terminal of the Company’s business (grain, iron ore and liquid port terminals)

Impairment of Goodwill

Impairment is determined annually for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

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

The fair value for goodwill impairment testing was estimated using “value in use”, i.e the expected present value of real future cash flows in U.S. Dollars, using judgments and assumptions that management believes were appropriate in the circumstances, see Note 2(aa). The significant factors and assumptions the Company used in its discounted cash flow analysis included: (i) EBITDA and (ii) the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions include (i) revenue assumptions; (ii) direct vessel expenses growth assumptions; and (iii) general and administrative expense growth assumptions. The future cash flows from operations were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of each segment, including utilization rates and actual storage capacity. A weighted average cost of capital (“WACC”) was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data regarding risk free rates, risk premiums and systematic risk and on the Company’s cost of equity and debt and its capital structure.

These assumptions could be adversely impacted by the current uncertainty surrounding global market conditions, climate change, as well as the competitive environment in which the Company operates.

No goodwill impairment loss was recognized for any of the periods presented.

(e) Segment reporting

Operating segments, as defined, are components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, the Company has three reportable segments: Port Terminal Business, Cabotage Business and Barge Business. For additional information, see Note 3 “Segment Information”.

F- 12

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(f) Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current:

•            When it is expected to be realized or intended to be sold or consumed in the normal operating cycle

•            When it is held primarily for the purpose of trading

•            When it is expected to be realized within twelve months after the reporting period, or

•            When it constitutes Cash or cash equivalents unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

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

Deferred tax assets are classified as non-current assets and current assets. Deferred tax liabilities are classified as non-current liabilities and current liabilities.

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

F- 13

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Revenue from COA/voyage contracts are earned for the carriage of cargo on behalf of the charterer, in the spot market and on contracts of affreightment, from one or more locations of cargo loading to one or more locations of cargo discharge in return for payment of an agreed upon freight rate per ton of cargo plus reimbursement of expenses incurred to the extent that these expenses are not included in the freight rate per ton of cargo. Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are breached the Company is compensated for the additional time incurred in the form of demurrage revenue. Demurrage is a variable consideration which is recognized when it is highly probable that a significant reversal of this revenue will not occur, over the remaining time of the voyage. In applying its revenue recognition method, management believes that satisfaction of a performance obligation over time for a voyage charter begins when the vessel arrives at the loading port and ends at the time the discharge of cargo is completed at the discharge port (load to discharge, which is when the contract with the customer expires). The Company uses the output method for measuring the progress towards satisfaction of a performance obligation, i.e. voyage revenue is recognized pro-rata based on time elapsed from loading to the expected date of completion of the discharge.

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

Revenues from the liquid port terminal consist mainly of sales of petroleum products and revenues from liquid port operations. Revenues from liquid port terminal operations consist of an agreed flat fee per cubic meter or a fixed rate over a specific period to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then load the trucks. Revenues from sales of products are recognized upon completion of loading the trucks. Revenues from liquid port terminal operations are recognized ratably over the storage period and ends when the product is loaded onto the trucks.

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

Turnover tax

Under the tax laws of Argentina, the Company’s subsidiary in that country is subject to taxes levied on gross revenues, or turnover. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 2.0% for the years ended December 31, 2023, 2022 and 2021. Turnover taxes are recorded net of revenue in the consolidated statements of profit/(loss) and amounted to $1,397 for the year ended December 31, 2023 ($1,243 in 2022 and $868 in 2021).

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

F- 15

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(iv)	Cost to obtain or fulfill a contract

Costs to fulfill a contract, including voyage and time charter or bareboat charter arrangements (i.e. crew costs, repair and maintenance, insurance costs, port costs, canal tolls, bunkers), from load port to discharge, are recognized in line with satisfaction of the related performance obligation. Full provision is made for any losses expected on contracts with customers in progress at the end of the financial reporting period. Costs to fulfill a contract are included in “Cost of sales” line of consolidated statement of profit/(loss).

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

For all financial instruments measured at amortized cost, finance income or expense is calculated using the EIR method. EIR is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Finance income is included in finance income and finance expense is included in finance costs in the statement of profit or loss.

(j)                  Income Taxes

Income tax (expense)/benefit represents the sum of the current tax and deferred tax.

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

As a result of the Law 27,630, voted by the Argentinean Parliament in June 2021, income tax rates and scales were modified for the fiscal periods starting as of January 1, 2021. Scales are updated annually as per inflation. Income tax liabilities of the Argentinean subsidiaries for the current period is measured at the amount expected to be paid to the taxation authorities using a tax rate of 35% on any taxable profit above 143 million Argentinean pesos or $177, 30% on any taxable profit between 14 million Argentinean pesos or $17 and 143 million Argentinean pesos or $177, and 25% on any taxable profit below 14 million Argentinean pesos or $17. The Law 27,630 replaced the income tax rates and scales enacted by the Law 27,541, voted by the Parliament on December 23, 2019, which had made changes to the income tax law in Argentina. The Law 27,541 had modified the rates for income taxes applicable for the fiscal years beginning on January 1, 2020, and 2021. In measuring its income tax assets and liabilities, the Company used the rate that is expected to be enacted at the time of the reversal of the asset or liability in the calculation of the deferred tax for the items related to Argentina. An income tax rate of 35% was applied on temporary differences, reversals of which are expected to occur in respect of 2021 fiscal year and onwards. Due to these changes in the Argentinean income tax rates, the Company recorded an income tax expense of $2,112 during the year ended December 31, 2021.

The Law 27,430, in force in Argentina since December 2017, introduced the income tax base indexation as per local consumer price index, provided there is an inflation rate above 100% in the previous 36 months. That tax base indexation became effective as of January 1, 2018.

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

Current and deferred tax for the period

Current and deferred tax are recognized as an expense or income in profit or loss. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

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

Tax regimes in which company operates

Argentinean companies have open tax years ranging from 2018 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2020 and onwards. The Company is generally not able to reliably estimate the ultimate settlement amounts until the close of an audit. The Company classifies interest and penalties, related to income taxes in the consolidated statements of profit/(loss) under income taxes.

Uncertain tax positions

At any point in time, the Company may have tax audits underway at various stages of completion. The Company evaluates the tax positions and establishes liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite the Company’s belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Such adjustments are reflected in the tax provision as appropriate. As of December 31, 2023 and 2022, no assets or liability exists in statement of financial position that relates to an uncertain tax position for which the Company considers necessary to provide a relevant amount.

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

F- 18

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

ii) Group companies

The Company’s and its subsidiaries’ functional currency and reporting currency is the U.S. dollar. The Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reais and Paraguayan guaranies. However, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the consolidated statement of profit/(loss).

During the second quarter of 2023, the Company changed its accounting policy on foreign exchange differences recognized in the consolidated statement of profit/(loss). Following this change, the foreign exchange gains and losses are presented in the same line item as the underlying transaction, for all periods presented, instead within “Other financial results” as previously reported. The impact of the amounts reclassified to each underlying item was not material for all prior periods presented.

Total impact of the amounts reclassified to each underlying item for the year ended December 31, 2023, 2022 and 2021 were $2,671 loss, $1,140 loss, $525 loss, respectively.

iii) Exchange rates

For the purposes of these consolidated financial statements, the exchange rates used are as follows:

Exchange rates	2023 closing	2023 average	2022 closing	2022 average	2021 closing	2021 average
Uruguay pesos	39.022	38.815	40.07	41.16	44.70	43.55
Argentina pesos	808.45	295.29	177.16	130.81	102.72	95.19
Paraguay guarani	7,283.62	7,295.65	7,339.72	6,987.14	6,887.40	6,783.73
Brazilian reais	4.8413	4.9953	5.2177	5.1655	5.5805	5.3956

(l)                  Deferred finance costs

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

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

(n)                Tangible assets

Barges, pushboats and other vessels

The Company’s tangible assets are stated in the statement of financial position at cost less accumulated depreciation and any accumulated impairment losses.

Barges, pushboats and other vessels acquired as part of a business combination are recorded at fair value on the date of acquisition and if acquired as an asset acquisition are recorded at cost (including transaction costs). All other barges, pushboats and other vessels acquired are stated at cost, which consists of the contract price, borrowing cost and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the assets. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of the sale or retirement and any gain or loss is included in the accompanying consolidated statements of profit/(loss). The Company also capitalizes interest on long-term construction projects.

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

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Port terminals and other fixed assets, net

Port terminals acquired as part of a business combination are recorded at fair value on the date of acquisition. All other port terminals and other fixed assets are stated at cost and are depreciated utilizing the straight-line method at rates equivalent to their estimated economic useful lives. Other fixed assets mainly consist of office equipment and cars. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of profit/(loss).

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

The assessment of whether there is an indication that an asset is impaired is made with reference to trading results, predicted trading results, market rates, technical and regulatory changes, market values, climate change and internal factors such as physical damage. If any such indication exists, the recoverable amount of the asset or CGU is estimated in order to determine the extent of any impairment loss.

The first step in this process is the determination of the lowest level at which largely independent cash flows are generated, starting from the individual asset level. A CGU represents the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows generated from other assets or groups of assets. The Company allocates the carrying amount of a right of use asset to CGUs it serves if this can be done in a reasonable and consistent basis, and tests the CGUs for impairment including these right of use assets. In identifying whether cash inflows from an asset or group of assets are largely independent, and therefore determining the level of CGUs, the Company considers many factors including management’s trading strategies, how management makes decisions about continuing or disposing of the assets, nature and terms of contractual arrangements and actual and predicted employment of the fleet.

Based on the above, the Company has determined it has CGUs of varying sizes ranging from individual vessels to groups of pushboats and barges and port terminals.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount is less than the carrying amount of the asset or the CGU, the asset is considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the vessel or the CGU to its recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior periods. Such reversal is recognized in the statement of profit/(loss).

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

For further information, see Note 2(aa) “(aa) Significant accounting judgments, estimates and assumptions”.

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

Other intangibles that are being amortized, such as the port terminal operating rights and customer relationships, would be considered impaired if their fair market value could not be recovered from the future discounted cash flows associated with the asset. The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight-line method.

When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of vessels and weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Logistics’ financial position and results of operations.

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

F- 22

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The capitalization rate is calculated using the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, excluding borrowings made specifically for the purpose of obtaining a qualifying asset, provided that substantially all the activities necessary to prepare that qualifying asset for its intended use or sale are complete. The amount of borrowing costs that the Company capitalizes during a period does not exceed the amount of borrowing costs incurred during that period. All other borrowing costs are recognized in the statement of profit/(loss) in the period in which they are incurred.

(r)           Leases

The Company assesses at contract inception whether a contract is, or contains, a lease (i.e., if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration).

Company as a lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities representing obligations to make lease payments and right-of-use assets representing the right to use the underlying assets. The Company has entered into lease contracts as a lessee for office rent, land lease agreements and the leasing of barges.

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

The right-of-use assets are also subject to impairment. Refer to the accounting policies on impairment of non-financial assets in Note 2(o) “ Impairment of non-financial assets”.

Right-of-used assets in relation to leased assets, for which the purchase option is reasonably certain to be exercised, are presented under "Tangible Assets" and "Assets under construction" in the consolidated statement of financial position. See also Note 10 “Tangible assets and Assets under construction” and Note 20 “Leases”.

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

The Company’s lease liabilities are included in Lease liabilities, in the consolidated statement of financial position.

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

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are “solely payments of principal and interest (“SPPI”) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

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

•         Financial assets at fair value through profit or loss

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

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

Impairment

Further disclosures relating to impairment of financial assets are also provided in the following notes:

•         Disclosures for significant assumptions. See Note 2(aa).

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

F- 26

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

For trade and other receivables, contract assets and bank deposits, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

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

Fair-value related disclosures for financial instruments and non-financial assets that are measured at fair value or where fair values are disclosed, are summarized in the following notes:

•         Disclosures for valuation methods, significant estimates and assumptions –See Note 2(aa).

•         Quantitative disclosures of fair value measurement hierarchy – See Note 22 “Fair value measurement”.

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

(v) Restricted cash

As of December 31, 2023 and 2022, restricted cash included nil and $300, respectively, which related to amounts held in escrow accounts in relation to certain agreements.

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

(y) Earnings/(Loss) per share

Basic earnings/(loss) per share are computed by dividing profit by the weighted average number of common shares outstanding during the years presented. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net earnings per share. See Note 24 “Earnings/(loss) per share”.

(z) Asset Acquisition

When the Company enters into an acquisition transaction, it determines whether the acquisition transaction is a purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with IFRS 3, Business Combinations, the Company first evaluates whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If that threshold is met, the set of assets and activities is not a business. If the threshold is not met, the Company evaluates whether the set meets the definition of a business. To be considered a business, a set must include an input and a substantive process that together significantly contribute to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their fair values on the acquisition date. For asset acquisitions, the net assets acquired should be measured following a cost accumulation and allocation model under which the cost of the acquisition is allocated on a relative fair value basis to the qualifying assets acquired. In May 2023, the Company completed the acquisition of Vimalcor S.A. (“Vimalcor”) for a purchase price of $1,600. The transaction was accounted for as an asset acquisition, as substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable group of assets, being the right of use of a plot of land in the port of Montevideo (refer to Note 11 “Intangibles” and Note 20 “Leases”).

F- 30

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(aa) Significant accounting judgments, estimates and assumptions

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

Judgments

(a)	Impairment of intangible and tangible assets

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

Goodwill

As of December 31, 2023, the Company performed its annual Goodwill impairment assessment (see Note 2(d)). In assessing value in use, the estimated future cash flows were discounted to their present value. The calculations use cash flow projections based on financial budgets approved by management. Cash flows beyond the period over which projections are available are extrapolated using estimated growth rates and historical average rates. The significant factors and assumptions the Company used in its discounted cash flow analysis included: (i) EBITDA and (ii) the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions include (i) revenue assumptions; (ii) direct vessel expenses growth assumptions; and (iii) general and administrative expense growth assumptions. The future cash flows from operations were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of each segment, including utilization rates and actual storage capacity. A weighted average cost of capital (“WACC”) of 11.59% and 11.01% was used to discount future estimated cash flows to their present values, as of December 31, 2023 and 2022 respectively. The WACC was based on externally observable data regarding risk free rates, risk premiums and systemic risk and on the Company’s cost of equity and debt and its capital structure. Growth rates are consistent with forecasts included in countries or industry reports specific to the countries and segments in which each CGU operates. As of December 31, 2023 and 2022, average growth rates used were 2.6% and 2.7%, respectively.

These assumptions could be adversely impacted by the current uncertainty surrounding global market conditions, climate change, as well as the competitive environment in which the Company operates.

No goodwill impairment loss was recognized for any of the periods presented.

Non-financial assets

As of December 31, 2023 and 2022 the Company identified certain impairment triggering events over the Barges CGU. In this respect, management determined the projected discounted cash flows of the Barge CGU and compared it to its carrying amount. The significant factors and assumptions used in the discounted projected net operating cash flow analysis of the Barge CGU included: (1) the estimated daily time charter equivalent rate for the unfixed days (based on a combination of one-year average historical time charter equivalent rates and the 10-year average historical rate of the annual time charter equivalent rates) over the remaining economic life of the Barge CGU (calculated based on the average age of the pushboats and barges, weighted on the basis of their book value), excluding days of estimated off-hires; (2) direct vessel expenses, including estimated drydock and special survey costs, based on a three-year average historical expenses rate assuming an increase of 1% from the second year onwards; and (3) other expenses and general and administrative expenses (based on three-year average historical expenses rate). In assessing the value in use, the estimated future cash flows were discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU. Based on the results of the assessment no impairment loss was required as of December 31, 2023 and 2022. As of December 31, 2021, no impairment triggering events were identified, and consequently no impairment loss was recorded for the Barge CGU

Further, as of December 31, 2023, The Company identified certain impairment triggering events over certain Company’s tanker vessels. The significant factors and assumptions used in the discounted projected net operating cash flow analysis of each tanker vessel CGU over which impairment triggers were identified, included: (1) the estimated daily time charter equivalent rate for the unfixed days based on the 10-year average historical rate of the annual time charter equivalent rates and one-year average historical crew rates over the remaining economic life of each vessel, excluding days of scheduled off-hires and (2) a utilization rate based on each vessel’s historical performance and (3) direct vessel expenses based on a three-year average historical expenses rate assuming an increase of 1% from the second year onwards, including estimated drydock and special survey costs. In assessing the value in use, the estimated future cash flows were discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risk specific to the assets. As of December 31, 2022, no impairment triggering events were identified, and consequently no impairment loss was recorded for the long-lived assets operating in the Cabotage Business.

As of December 31, 2021, the Company identified impairment triggering events in two of its product tanker vessels, which the Company considers each as a separate CGU, operating in the Cabotage Business, and as such an impairment assessment was performed. As a result, the Company recognized an impairment loss for an aggregate amount of $19,396 for two of its product tanker vessels, the Malva H and Sara H built in 2006 and 2007, respectively. The Company determined there was no potential impairment for the remaining six vessels. See Note 10 “Tangible fixed assets and assets under construction”.

Navios Logistics believes this approach to be objective for forecasting charter rates over an extended time period for long-lived assets and consistent with the cyclicality of the industry.

No impairment triggering events were identified, and consequently no impairment loss was recorded for the long-lived assets operating under the Port Terminal Business for any of the years presented.

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

Management uses its judgment as well as the available information from the Company’s legal department, in order to assess the likely outcome of these claims and if it is more likely than not that the Company will lose a claim, then a provision is recognized. Provisions for legal claims, if required, are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period (See Note 23 “Provisions”).

Estimates and assumptions

(a)	Income taxes

The Company is subject to periodic audits by local tax authorities in various jurisdictions and the assessment process for determining the Company’s current and deferred tax balances is complex and involves a high degree of estimation and judgment. There are some transactions and calculations for which the ultimate tax determination is uncertain. Where tax positions are not settled with the tax authorities, Company management takes into account past experience with similar cases as well as the advice of tax and legal experts in order to analyze the specific facts and circumstances, interpret the relevant tax legislation, assess other similar positions taken by the tax authorities to form a view about whether its tax treatments will be accepted by the tax authorities, or whether a provision is needed. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

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

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount of a CGU is determined for impairment tests purposes based on value-in-use calculations which require the use of assumptions. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The calculations use cash flow projections based on financial budgets approved by management. Cash flows beyond the period over which projections are available are extrapolated using estimated growth rates and historical average rates. The key assumptions used to determine the recoverable amount for the different CGUs, or assets, including a sensitivity analysis, are disclosed and further explained in Notes 2(d), 2(o) and 2(aa).

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

Impact of Standards issued but not yet effective and not early adopted by the Company

The Company has not adopted any of the following standards, interpretations or amendments that have been issued but are not yet effective. In addition, the Company assessed all standards, interpretations and amendments issued but not yet effective, and concluded that they will not have any significant impact on the consolidated financial statements.

•	IAS 1 ‘Presentation of Financial Statements’ (Amendments) (effective for annual periods beginning on or after 1 January 2024)

➢	2020 Amendment ‘Classification of liabilities as current or non-current’

The amendment clarifies that liabilities are classified as either current or non-current depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.

➢	2022 Amendments ‘Non-current liabilities with covenants’

The new amendments clarify that if the right to defer settlement is subject to the entity complying with specified conditions (covenants), this amendment will only apply to conditions that exist when compliance is measured on or before the reporting date. Additionally, the amendments aim to improve the information an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within twelve months after the reporting period. The 2022 amendments changed the effective date of the 2020 amendments. As a result, the 2020 and 2022 amendments are effective for annual reporting periods beginning on or after 1 January 2024 and should be applied retrospectively in accordance with IAS 8. As a result of aligning the effective dates, the 2022 amendments override the 2020 amendments when they both become effective in 2024.

•	IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ (Amendments) - Lack of exchangeability (effective for annual periods beginning on or after 1 January 2025)’

 These amendments require companies to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide.

•	IAS 18 ‘'Presentation and Disclosure in Financial Statements’ (effective for annual periods beginning on or after 1 January 2027)’

IFRS 18 was issued in April 2024. It sets out requirements on presentation and disclosures in financial statements and replaces IAS 1. Its objective is to make it easier for investors to compare the performance and future prospects of entities by changing the requirements for presenting information in the primary financial statements, particularly the statement of profit or loss.

The new standard:

•	requires presentation of two new defined subtotals in the statement of profit or loss—operating profit and profit before financing and income taxes.

•	requires disclosure of management-defined performance measures—subtotals of income and expenses not specified by IFRS that are used in public communications to communicate management’s view of an aspect of a company’s financial performance. To promote transparency, a company will be required to provide a reconciliation between these measures and totals or subtotals specified by IFRS. Enhances the requirements for aggregation and disaggregation to help a company to provide useful information.

•	requires limited changes to the statement of cash flows to improve comparability by specifying a consistent starting point for the indirect method of reporting cash flows from operating activities and eliminating options for the classification of interest and dividend cash flows.

The new standard has retrospective application.

F- 32

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Impact of standards issued and adopted

The Company has applied the following standards and/or amendments for the first time as of January 1, 2023. Amendments and interpretations that apply for the first time in 2023 do not have a significant impact on the consolidated financial statements of the Company for the year ended December 31, 2023. These impacts are also disclosed below.

•	IFRS 17 Insurance Contracts

The IASB issued IFRS 17 in May 2017 as the replacement for IFRS 4 Insurance Contracts. It requires a current measurement model where estimates are remeasured in each reporting period. Contracts are measured using the building blocks of: (i) discounted probability-weighted cash flows; (ii) an explicit risk adjustment, and (iii) a contractual service margin (CSM) representing the unearned profit of the contract that is recognized as revenue over the coverage period. The standard allows a choice between recognizing changes in discount rates either in the statement of profit or loss, or directly in other comprehensive income. The amendments deferred the application date of IFRS 17 to January 1, 2023.

•	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

The IASB amended IAS 1 to require entities to disclose their material rather than their significant accounting policies. The amendments define what material accounting policy information is and explain how to identify when accounting policy information is material. They further clarify that immaterial accounting policy information does not need to be disclosed. If it is disclosed, it should not obscure material accounting information. To support this amendment, the IASB also amended IFRS Practice Statement 2, Making Materiality Judgements, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

•	Definition of Accounting Estimates – Amendments to IAS 8

The amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, clarifies how companies should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important, because changes in accounting estimates are applied prospectively to future transactions and other future events, whereas changes in accounting policies are generally applied retrospectively to past transactions and other past events, in addition to the current period.

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 1

The amendments to IAS 12 Income Taxes require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible, temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations, and will require the recognition of additional deferred tax assets and liabilities. The amendment should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, entities should recognize deferred tax assets (to the extent that it is probable that they can be utilized) and deferred tax liabilities at the beginning of the earliest comparative period for all deductible and taxable temporary differences associated with: (i) right-of-use assets and lease liabilities; and (ii) decommissioning, restoration and similar liabilities, with the corresponding amounts recognized as part of the cost of the related assets. The cumulative effect of recognizing these adjustments is recognized in retained earnings, or another component of equity, as appropriate. IAS 12 did not previously address how to account for the tax effects of on-balance-sheet leases and similar transactions, and various approaches were considered acceptable. Some entities may have already accounted for such transactions consistent with the new requirements. These entities will not be affected by the amendments.

F- 33

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 3: SEGMENT INFORMATION

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company for which separate financial information is available and regularly evaluated by the chief operating decision-makers to decide how to allocate resources and assess performance. Chief operating decision-makers use profit to evaluate operating performance of each segment. Accounting guidance also establishes standards for related disclosures about a company’s products and services, geographical areas of operation, and major customers. The Company has determined that its reportable segments are the same as those used in the Company’s internal reporting. Navios Logistics has three reportable segments: the Port Terminal Business, the Cabotage Business and the Barge Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

The Port Terminal Business segment

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

(i) Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal facilities in Uruguay based on throughputs. Its dry port terminal operations are comprised of two port terminals, one for agricultural and forest-related exports (the “Grain Port Terminal”) and one for mineral-related exports (the “Iron Ore Port Terminal”) which are located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers. The Grain Port Terminal, together with the Iron Ore Port Terminal, may be collectively referred to as the “Dry Port Terminals.”

(ii) Liquid port terminals operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. The liquid port terminal in San Antonio is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity.

Navios Logistics owns a port terminal with tank storage for liquid cargoes, such as vegetable oils, biofuels and others, and provision of fuel products within Nueva Palmira Free Zone for bunkering operations (the liquid port terminal in San Antonio together with the liquid port terminal in Nueva Palmira, the “Liquid Port Terminals”). The liquid port is located in Nueva Palmira, Uruguay, at kilometer zero of the Parana-Paraguay riverway, at the confluence of Parana & Uruguay rivers. The liquid port has a static storage capacity of 37,000 cubic meters. The strategic location of the terminal at the mouth of the Hidrovia Waterway has comparative advantages for the facilitation of international trade exports as well as imports.

In addition, since October 2022, Navios Logistics has been providing bunkering services using floating storage capacity in the port of Nueva Palmira

F- 34

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Cabotage Business segment

Navios Logistics owns and operates ocean-going vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of five ocean-going product tanker vessels and a river and estuary tanker vessel. Navios Logistics contracts its vessels operating in the Cabotage Business segment either on a time-charter basis or on a CoA basis.

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time-charter basis or on a CoA basis.

Inter-segment transactions, if any, are accounted for at current market prices.

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Cabotage Business segment and the Barge Business segment for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31, 2023
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$139,556	$53,584	$117,651	$310,791
Cost of sales	(58,374)	(47,042)	(98,954)	(204,370)
Gross profit	$81,182	$6,542	$18,697	$106,421
Administrative expenses	(5,077)	(3,370)	(12,869)	(21,316)
Other operating income	67	—	1,586	1,653
Other operating expenses	(557)	(2,162)	(3,972)	(6,691)
Allowance for expected credit losses on financial	(392)	—	—	(392)
Operating profit	$75,223	$1,010	$3,442	$79,675
Finance income	729	250	764	1,743
Finance costs	(26,471)	(9,244)	(27,925)	(63,640)
Other financial results	—	2,225	842	3,067
Profit/(loss) before tax	$49,481	$(5,759)	$(22,877)	$20,845
Income tax expense	—	(5,979)	(1,085)	(7,064)
Profit/(loss) for the year	$49,481	$(11,738)	$(23,962)	$13,781

	Year Ended December 31, 2022
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$118,479	$52,192	$83,483	$254,154
Cost of sales	(35,271)	(46,879)	(98,200)	(180,350)
Gross profit/(loss)	$83,208	$5,313	$(14,717)	$73,804
Administrative expenses	(4,220)	(2,785)	(10,554)	(17,559)
Other operating income	138	245	694	1,077
Other operating expenses	—	(2,163)	(3,109)	(5,272)
Allowance for expected credit losses on financial	(80)	—	(240)	(320)
Operating profit/(loss)	$79,046	$610	$(27,926)	$51,730
Finance income	235	97	266	598
Finance costs	(25,033)	(9,850)	(27,404)	(62,287)
Other financial results	—	—	3,798	3,798
Profit/(loss) before tax	$54,248	$(9,143)	$(51,266)	$(6,161)
Income tax benefit	—	657	1,062	1,719
Profit/(loss) for the year	$54,248	$(8,486)	$(50,204)	$(4,442)

	Year Ended December 31, 2021
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	$104,545	$34,909	$83,154	$222,608
Cost of sales	(40,171)	(55,922)	(87,801)	(183,894)
Gross profit/(loss)	$64,374	$(21,013)	$(4,647)	$38,714
Administrative expenses	(3,418)	(2,252)	(8,849)	(14,519)
Other operating income	760	—	705	1,465
Other operating expenses	(3)	(1,402)	(3,354)	(4,759)
Allowance for expected credit losses on financial	(73)	—	(318)	(391)
Operating profit/(loss)	$61,640	$(24,667)	$(16,463)	$20,510
Finance income	1,780	957	1,890	4,627
Finance costs	(23,647)	(13,008)	(28,644)	(65,299)
Other financial results	—	—	3,162	3,162
Loss from mark to market and disposal of financial asset	(9,276)	(4,987)	(9,886)	(24,149)
Profit/(loss) before tax	$30,497	$(41,705)	$(49,941)	$(61,149)
Income tax expense	—	(1,848)	(3,382)	(5,230)
Profit/(loss) for the year	$30,497	$(43,553)	$(53,323)	$(66,379)

For the Cabotage Business segment and for the Barge Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not practicable to allocate the assets of these operations to specific locations.

All the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment amounted to $215,853 and $196,587 as of December 31, 2023 and 2022, respectively.

In addition, the net book value of intangible assets other than goodwill allocated to the Cabotage Business segment and to the Barge Business segment, collectively, amounted to $7,098 and $8,873 as of December 31, 2023 and 2022, respectively, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $37,501 and $37,320, respectively.

F- 35

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 4: REVENUE

4.1 Disaggregated revenue information

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
COA/Voyage revenues	$81,739	$77,798	$77,485
Time chartering revenues non-lease component	43,943	31,995	17,224
Dry port terminal revenues	98,314	96,311	78,740
Storage fees (dry port) revenues	1,772	2,233	1,518
Dockage revenues	10,058	6,596	3,876
Sale of products revenues-liquid port terminal	20,698	5,183	13,776
Liquid port terminal revenues	5,780	7,010	5,734
Other dry port terminal revenue	2,934	1,146	901
Turnover tax-non lease component	(675)	(673)	(361)
Revenue from contracts with customers	$264,563	$227,599	$198,893

Time chartering revenues lease component	$46,950	$27,125	$24,222
Turnover tax-lease component	(722)	(570)	(507)
Total revenue	$310,791	$254,154	$222,608

Set out below is the reconciliation of the revenue from contracts with customers with the amounts disclosed in the segment information (Note 3 “Segment information”):

	For the year ended December 31, 2023
	Port Terminal Business	Cabotage Business	Barge Business	Total
COA/Voyage revenues	$—	$—	$81,739	$81,739
Time chartering revenues non-lease component	—	26,383	17,560	43,943
Dry port terminal revenues	98,314	—	—	98,314
Storage fees (dry port) revenues	1,772	—	—	1,772
Dockage revenues	10,058	—	—	10,058
Sale of products revenues-liquid port terminal	20,698	—	—	20,698
Liquid port terminal revenues	5,780	—	—	5,780
Other dry port terminal revenue	2,934	—	—	2,934
Turnover tax-non lease component	0	(477)	(198)	(675)
Revenue from contracts with customers	$139,556	$25,906	$$99,101	$264,563
Time chartering revenues lease component	—	28,189	18,761	46,950
Turnover tax-lease component	—	(511)	(211)	(722)
Total revenue	$$139,556	$$53,584	$117,651	$310,791

F- 36

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	For the year ended December 31, 2022
	Port Terminal Business	Cabotage Business	Barge Business	Total
COA/Voyage revenues	$—	$1,935	$75,863	$77,798
Time chartering revenues non-lease component	—	27,761	4,234	31,995
Dry port terminal revenues	96,311	—	—	96,311
Storage fees (dry port) revenues	2,233	—	—	2,233
Dockage revenues	6,596	—	—	6,596
Sale of products revenues-liquid port terminal	5,183	—	—	5,183
Liquid port terminal revenues	7,010	—	—	7,010
Other dry port terminal revenue	1,146	—	—	1,146
Turnover tax-non lease component	—	(563)	(110)	(673)
Revenue from contracts with customers	$118,479	$29,133	$79,987	$227,599
Time chartering revenues lease component	—	23,535	3,590	27,125
Turnover tax-lease component	—	(476)	(94)	(570)
Total revenue	$118,479	$52,192	$83,483	$254,154

	For the year ended December 31, 2021
	Port Terminal Business	Cabotage Business	Barge Business	Total
COA/Voyage revenues	$—	$2,804	$74,681	$77,485
Time chartering revenues non-lease component	—	13,604	3,620	17,224
Dry port terminal revenues	78,740	—	—	78,740
Storage fees (dry port) revenues	1,518	—	—	1,518
Dockage revenues	3,876	—	—	3,876
Sale of products revenues-liquid port terminal	13,776	—	—	13,776
Liquid port terminal revenues	5,734	—	—	5,734
Other dry port terminal revenue	901	—	—	901
Turnover tax-non lease component	—	(261)	(100)	(361)
Revenue from contracts with customers	$104,545	$16,147	$78,201	$198,893
Time chartering revenues lease component	—	19,129	5,093	24,222
Turnover tax-lease component	—	(367)	(140)	(507)
Total revenue	$104,545	$34,909	$83,154	$222,608

4.2 Contract balances

	December 31, 2023	December 31, 2022
Trade receivable from contract with customers (Note 14)	$34,463	$45,962
Contract assets (Note 2(g))	$1,183	$532
Contract liabilities (Note 2(g))	$1,872	$4,413

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

As of December 31, 2023, the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period were as follows:

Amount
2024	$115,122
2025	88,373
2026	69,540
2027	63,237
2028	63,237
2029 and thereafter	554,927
Total	$954,436

NOTE 5: COST OF SALES

Cost of sales for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Time charter, voyage and port terminal expenses	$64,028	$63,901	$55,419
Direct vessel expenses	80,996	72,420	60,794
Cost of products sold-liquid port terminal	19,288	4,845	13,328
Depreciation and amortization	38,407	35,989	34,957
Impairment losses (Note 10)	1,651	3,195	19,396
Total cost of sales	$204,370	$180,350	$183,894

F- 38

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

A)	Time charter, voyage and port terminal expenses

Time charter, voyage and port terminal expenses for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Fuel	$21,867	$28,111	$20,710
Time charter	5,790	4,058	5,887
Ports payroll and related costs	14,405	11,093	8,557
Ports repairs and maintenance	3,042	1,950	2,038
Ports rent	1,557	1,101	887
Ports insurances	3,631	2,974	2,954
Docking expenses	2,546	3,088	3,382
Maritime and regulatory fees	1,978	1,297	1,455
Towing expenses	3,362	3,891	5,348
Other expenses	5,850	6,338	4,201
Total	$64,028	$63,901	$55,419

 B) Direct vessel expenses

Direct vessel expenses for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Payroll and related costs	44,300	$43,154	$34,882
Insurances	5,309	5,211	4,377
Repairs and maintenance	8,941	6,366	4,820
Lubricants	1,529	1,210	939
Victualing	2,555	1,950	1,704
Travel expenses	4,680	3,461	2,761
Stores	4,249	3,032	2,996
Other expenses	9,433	8,036	8,315
Total	$80,996	$72,420	$60,794

C)	Depreciation and amortization

Depreciation and amortization for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Depreciation of tangible assets	$33,500	$33,046	$32,028
Depreciation of right of use asset	1,984	170	157
Amortization of intangible assets	2,923	2,773	2,772
Total	$38,407	$35,989	$34,957

F- 39

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 6: ADMINISTRATIVE EXPENSES

Administrative expenses for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Payroll and related costs	$7,789	$7,025	$5,938
Professional fees	4,291	4,612	4,499
Other expenses (1)	8,197	5,130	2,964
Depreciation of right of use asset	684	542	589
Depreciation of tangible assets	355	250	529
Total	$21,316	$17,559	$14,519

(1)	Other expenses includes administrative expenses under Navios Logisitcs’ agreement with NSM (see Note 21 “Related Party Disclosures”), travel expenses and other genereal office expenses.

As of December 31, 2023, the Company employed 493 land-based employees: 39 employees in the Asuncion, Paraguay office, 45 employees at the port facility in San Antonio, Paraguay, 90 employees in the Buenos Aires, Argentina office, 13 employees in the Montevideo, Uruguay office, 294 employees at the dry port facilities in Uruguay, and 12 employees in the Corumba, Brazil office, and 650 seafarers as crew on their vessels.

NOTE 7: FINANCE INCOME & COSTS

Finance income for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Finance income from short term deposits	$1,743	$598	$237
Finance income from loan to parent (Note 21)	—	—	4,222
Other finance income	—	—	168
Total finance income	$1,743	$598	$4,627

Finance costs for the years ended December 31, 2023, 2022 and 2021 were as follows:

	For the year ended December 31,
	2023	2022	2021
Interest on debts and borrowings	$55,710	$56,781	$56,390
Deferred finance cost	4,461	3,937	3,509
Interest on lease liabilities	1,384	717	678
Other finance costs	2,085	852	4,722
Total finance costs	$63,640	$62,287	$65,299

As of December 31, 2023, 2022 and 2021, capitalized interest amounted to $826, $0 and $451, respectively. See note 10 “Tangible Assets”.

NOTE 8: INCOME TAX / DEFERRED TAX

As indicated in Note 1, the Company is a Marshall Islands corporation. However, the Company is subject to tax in Argentina, Paraguay and Brazil, and with respect to its cabotage operations in Uruguay, jurisdictions where certain of its subsidiaries operate. The Company’s operations in Panama and the port and international barge transportation services in Uruguay are not taxed. The corporate income tax rate in Argentina, Paraguay, Brazil, and Uruguay is 35%, 10%, 34%, and 25%, respectively for the year ended December 31, 2023.

Following IAS 12, the Company calculates at each reporting date the deferred tax assets and liabilities resulting from the difference between the indexed tax base in Argentinian Pesos converted using the exchange rate at reporting date, and the carrying amounts of assets and liabilities for financial reporting purposes at that reporting date. During the fourth quarter of 2023, the Argentinian Peso devalued 131% and local consumer price index increased 53%, thus reducing the value of the tax base and resulting in a deferred tax liability of $6,435 as of December 31, 2023, compared to a deferred tax asset of $1,332 as of December 31, 2022. Consequently, the Company recognized a non-cash deferred income tax expense of $7,767 for the year ended December 31, 2023, and is included in the consolidated statement of profit/(loss) under the caption “Income tax (expense)/benefit”. The overall increase in income tax expense was the result of the non-cash tax expense resulting from the effects of exchange rate changes and tax indexing related to the tangible assets of the Company’s Argentinean subsidiary. This accounting treatment has no relation to the income tax amounts actually paid for the operations in Argentina. The calculation of the deferred tax asset or liability resulting from the difference of the carrying amounts of assets and liabilities for financial reporting purposes and the local tax base at the reporting date depend on the fluctuations of local inflation and exchange rate and may result in a deferred tax income or expense in the future.

The components of profit/(loss) before income taxes in consolidated statements of income for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Argentina	$166	$(3,781)	$(12,939)
Paraguay	2,959	(5,539)	(10,235)
Uruguay	42,373	39,160	12,835
Panama	(22,818)	(34,283)	(47,055)
Marshall Islands	(1,757)	(1,618)	(3,356)
Brazil	(78)	(100)	(399)
Total profit/ (loss) before income taxes and noncontrolling interest	$20,845	$(6,161)	$(61,149)

Income tax (expense)/benefit is comprised of:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Current	(1,891)	(16)	(2,504)
Deferred	(5,195)	2,093	(1,511)
Total Argentina	$(7,086)	$2,077	$(4,015)
Current	—	(8)	1
Deferred	—	(4)	5
Total Brasil	$—	$(12)	$6
Current	(157)	(110)	(206)
Deferred	179	(236)	(373)
Total Paraguay	$22	$(346)	$(579)
Current	—	—	—
Deferred	—	—	(642)
Total Uruguay	—	—	(642)
Total income tax (expense)/ benefit	$(7,064)	$1,719	$(5,230)

F- 40

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The net loss subject to income taxes corresponds to the operations in Argentina, Brazil, Paraguay, and the cabotage operations in Uruguay:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Benefit/ (expense) before income taxes and noncontrolling interest	$20,845	$(6,161)	$(61,149)
Panama, Marshall Islands, Uruguay Port/Barge (not taxed)	$(17,798)	$(3,259)	$40,145
Net profit/(loss) subject to income taxes	$3,047	$(9,420)	$(21,004)

Reconciliation of taxes calculated based on statutory tax rates to income tax (expense)/benefit:

	December 31, 2023	December 31, 2022	December 31, 2021
Income tax calculated at the tax rates applicable to profits in the respective countries (expense)/benefit	$(328)	$1,693	$5,012
Tax effect of amounts which are not (deductible)/taxable in calculating taxable income
Allocation of parent company expenses, not deductible for local income tax	$(1,831)	$(532)	$(4,231)
Foreign exchange losses/gains in $, not (deductible)/taxable for local income tax	$723	$756	$874
Impact of changes in local income tax rate on future years deferred tax, not taxable for local income tax	$—	$—	$(2,112)
Effects of exchange rate changes and tax indexing related to non monetary assets and others	$(5,628)	$(198)	$(4,773)
Total income tax (expense)/ benefit	$(7,064)	$1,719	$(5,230)

The components of deferred income taxes included on the consolidated financial position were as follows:

	December 31, 2023	December 31, 2022
Deferred income tax assets:
Property, plant and equipment, net	—	390
Total current deferred income tax assets	$—	$390
Deferred income tax assets:
Future deductible differences	88	68
Property, plant and equipment, net	—	942
Total non-current deferred income tax assets	$88	$1,010
Total deferred income tax assets	$88	$1,400
Deferred income tax liability:
Property, plant and equipment, and leases, net	$(66)	$—
Total current deferred income tax liability	$(66)	$—
Deferred income tax liability:
Intangible assets	(2,493)	(3,117)
Property, plant and equipment, net	(10,349)	(4,117)
Tax inflation adjustment in Argentina	(80)	(485)
Other	(670)	(2,243)
Total deferred income tax liability	$(13,592)	$(9,962)
Net deferred income tax liability	$(13,570)	$(8,562)

F- 41

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The evolution of the deferred income tax assets and liabilities included on the consolidated financial position was as follows:

Deferred income tax assets	Future deductible differences	Property, plant and equipment	Total Deferred Income Tax Assets
At January 1, 2021	$691	$—	$691
Variance of nondeductible unpaid intercompany balances	(466)	—	(466)
Nondeductible impact of vessel impairment	(642)	—	(642)
Changes in income tax rate	80	—	80
Other	419	—	419
At December 31, 2021	$82	$—	$82
Future deductible CPI adjusted tax depreciations	—	1,332	1,332
Other	(14)	—	(14)
At December 31, 2022	$68	$1,332	$1,400
Variance of non deductible unpaid intercompany balances	1,228	—	1,228
Future deductible CPI adjusted tax depreciations	—	(1,332)	(1,332)
Tax inflation adjustment in Argentina	(80)	—	(80)
Other	(71)	—	(71)
Reclassification to Deferred Tax Liabilities	(1,057)	—	(1,057)
At December 31, 2023	$88	$—	$88

Deferred income tax liabilities	Intangible Assets	Property, Plant, and Equipment and leases, net	Other deferred tax liabilities	Total Deferred Income Tax Liabilities
At January 1, 2021	$(3,299)	$(3,154)	$(2,130)	$(8,583)
Depreciations and Amortizations	488	82	—	570
Changes in income tax rate	(929)	(1,183)	—	(2,112)
Tax inflation adjustment in Argentina	—	—	477	477
Other	—	—	(847)	(847)
At December 31, 2021	$(3,740)	$(4,255)	$(2,500)	$(10,495)
Depreciations and Amortizations	623	138	—	761
Tax inflation adjustment in Argentina	—	—	834	834
Other	—	—	(1,062)	(1,062)
At December 31, 2022	$(3,117)	$(4,117)	$(2,728)	$(9,962)
Depreciations and Amortizations	624	137	—	761
Impact of CPI adjusted Fixed Assets tax depreciations	—	(6,435)	—	(6,435)
Reclassification from Deferred Tax Assets	—	—	1,057	1,057
Other	—	—	921	921
At December 31, 2023	$(2,493)	$(10,415)	$(750)	$(13,658)

F- 42

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 9: OTHER OPERATING INCOME & EXPENSE

Other operating income for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Insurance claims	$1,316	$761	$1,203
Reversal of provisions	—	36	—
Other income	337	280	262
Total	$1,653	$1,077	$1,465

Other operating expense for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Taxes other than income taxes	$6,636	$5,272	$4,649
Provisions	55	—	110
Total	$6,691	$5,272	$4,759

F- 43

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 10: TANGIBLE ASSETS AND ASSETS UNDER CONSTRUCTION

Tangible assets

Tangible assets consist of the following:

Tanker vessels, barges and pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2021	$522,998	$(216,983)	$306,015
Additions	2,445	(20,315)	(17,870)
Impairment loss	(24,769)	5,373	(19,396)
Transfer from assets under construction	51,461	—	51,461
Balance December 31, 2021	$552,135	$(231,925)	$320,210
Additions	6,130	(20,998)	(14,868)
Impairment loss	(14,920)	12,457	(2,463)
Sale of vessel	(2,186)	—	(2,186)
Balance December 31, 2022	$541,159	$(240,466)	$300,693
Additions	14,265	(19,552)	(5,287)
Disposal of barges	(1,029)	506	(523)
Sale of vessel	(5,916)	1,121	(4,795)
Balance December 31, 2023	$548,479	$(258,391)	$290,088

Lease of liquid barges	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2023	$—	$—	$—
Additions	4,664	(7)	4,657
Balance December 31, 2023	$4,664	$(7)	$4,657

Deferred dry dock and special survey costs	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2021	$55,481	$(44,014)	$11,467
Additions	6,774	(4,122)	2,652
Balance December 31, 2021	$62,255	$(48,136)	$14,119
Additions	5,943	(4,356)	1,587
Impairment loss	(1,515)	783	(732)
Balance December 31, 2022	$66,683	$(51,709)	$14,974
Additions	8,775	(6,043)	2,732
Sale of vessel	(1,947)	1,213	(734)
Balance December 31, 2023	$73,511	$(56,539)	$16,972

Dry port terminals	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2021	$225,554	$(41,023)	$184,531
Additions	1,510	(7,274)	(5,764)
Disposal	(130)	169	39
Transfers from assets under construction	3,803	—	3,803
Balance December 31, 2021	$230,737	$(48,128)	$182,609
Additions	604	(7,339)	(6,735)
Balance December 31, 2022	$231,341	$(55,467)	$175,874
Additions	2,099	(7,501)	(5,402)
Transfers from asset under construction	3,198	—	3,198
Balance December 31, 2023	$236,638	$(62,968)	$173,670

Oil storage plant and port facilities for liquid cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2021	$29,190	$(13,078)	$16,112
Additions	10	(355)	(345)
Transfers from assets under construction	1,843	—	1,843
Balance December 31, 2021	$31,043	$(13,433)	$17,610
Additions	188	(396)	(208)
Balance December 31, 2022	$31,231	$(13,829)	$17,402
Additions	37	(415)	(378)
Balance December 31, 2023	$31,268	$(14,244)	$17,024

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2021	$8,318	$(5,632)	$2,686
Additions	385	(491)	(106)
Balance December 31, 2021	$8,703	$(6,123)	$2,580
Additions	22	(207)	(185)
Disposals	(52)	—	(52)
Balance December 31, 2022	$8,673	$(6,330)	$2,343
Additions	1,625	(337)	1,288
Write-down	(33)	—	(33)
Balance December 31, 2023	$10,265	$(6,667)	$3,598

F- 44

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Total	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2021	$841,541	$(320,730)	$520,811
Additions	11,124	(32,557)	(21,433)
Disposal	(130)	169	39
Impairment loss	(24,769)	5,373	(19,396)
Transfer from assets under construction	57,107	—	57,107
Balance December 31, 2021	$884,873	$(347,745)	$537,128
Additions	12,887	(33,296)	(20,409)
Impairment loss	(16,435)	13,240	(3,195)
Sale of vessel	(2,186)	—	(2,186)
Disposals	(52)	—	(52)
Balance December 31, 2022	$879,087	$(367,801)	$511,286
Additions	31,465	(33,855)	(2,390)
Disposal of barges	(1,029)	506	(523)
Sale of vessel	(7,863)	2,334	(5,529)
Transfers from asset under construction	3,198	—	3,198
Write-down	(33)	—	(33)
Balance December 31, 2023	$904,825	$(398,816)	$506,009

The total net book value of long-lived assets for vessels, including constructions in progress, amounted to $313,637 and $315,667 at December 31, 2023 and 2022, respectively.

Certain assets of the Company have been pledged as collateral for the 2025 Notes (Note 18) (as defined herein) and loan facilities. As of December 31, 2023, 2022 and 2021, the net book value of such assets was $135,011, $111,797, $118,438, respectively.

In August 2023, the Company completed the sale of the He Man H to an unrelated third party for a sale price of $4,450. The impairment loss amounted to $1,651, being the difference of vessel’s carrying value and fair value, recorded in the second quarter of 2023, and is included in the consolidated statements of profit/(loss) under the caption “Cost of sales.” The fair value was determined based on the agreed sale’s price.

In October 2022, the Company completed the sale of the Malva H to an unrelated third party for a sale price of $2,186. The impairment loss amounted to $778, being the difference of vessel’s carrying value and fair value, recorded in the third quarter of 2022, and is included in the consolidated statements of profit/(loss) under the caption “Cost of sales.” The fair value was determined based on the agreed sale’s price.

As of December 31, 2022, the Company recorded an impairment loss of $2,417 for certain barges, representing the difference between the fair value and the carrying value together with the carrying value of deferred drydock and special survey costs, if any, related to these barges, which is included in the consolidated statements of profit/(loss) under the caption “Cost of sales.” The fair value was determined based on the agreed or expected sale’s price.

No impairment loss was recognized on any of the Company’s tangible assets held and used as of December 31, 2023 and 2022, based on the results of our impairment analysis. See also Note 2(aa) “Significant accounting judgments, estimates and assumptions”.

As of December 31, 2021, after considering certain impairment indicators that affected the way the tanker vessels Malva H and Sara H were expected to be used, the Company performed an impairment assessment in accordance with its accounting policy (see Note 2(o)). The estimated recoverable amounts were lower than the respective carrying amounts of each vessel and, consequently, an aggregate impairment loss of $19,396 was recognized in the consolidated statement of profit/(loss) for the year ended December 31, 2021, under the caption “Cost of sales”, as illustrated below:

	As of and for the year ended December 31, 2021
Vessel	Initial carrying amount	Impairment loss	Net book value (fair value)
Malva H	$9,036	$(5,786)	$3,250
Sara H	$17,860	$(13,610)	$4,250

Since 2018, Navios Logistics has acquired approximately 9.0 hectares of undeveloped land located in Port Murtinho, Brazil, for a total cost of $1,580 which is included under the caption “Tangible assets” in its consolidated statement of financial position. Navios Logistics plans to develop this land for its port operations.

F- 45

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Assets under construction

Assets under construction	2023	2022
Barges	$1,920	$—
Port Terminals (including capitalized interest)	28,357	3,311
Transfers to tangible assets	(3,198)	—
Total	$27,079	$3,311

In September 2023, Navios Logistics entered into a five-year leasing contract for the construction of twelve barges to be delivered no later than the end of the first quarter of 2024 (the “Twelve Jumbo Barges”). Upon delivery of each barge, the Company will record an asset at an amount equal to the lease liability increased by the deposits paid for the construction of the Twelve Jumbo Barges (see Note 20 “Leases”). As of December 31, 2023, four of the barges under the Twelve Jumbo Barges contract were delivered and are presented under the caption "Tangible Assets" and $1,283 relating to the deposit paid for the remaining eight barges, is included under the caption “Assets under construction” in the consolidated statement of financial position.

In October 2023, Navios Logistics entered into a five-year leasing contract for the construction of six barges to be delivered no later than the end of the second quarter of 2024 (the “Six Jumbo Barges”). The contract for the Six Jumbo Barges have similar terms to terms of the lease contract for the Twelve Jumbo Barges. As of December 31, 2023, the Company paid an amount of $637 relating to the deposit for the construction of the six barges and is included under the caption “Assets under construction” in its consolidated statement of financial position. Upon delivery of each barge, the Company will record an asset at an amount equal to the lease liability increased by the deposits paid for the construction of the Six Jumbo Barges (see Note 25 “Commitments and Contingencies”).

During the second quarter of 2023, Navios Logistics completed the construction of a new iron ore stockpile area in its Iron Ore Port Terminal for a total cost of $3,198 that was transferred to “Tangible assets” in its consolidated statement of financial position. As of December 31, 2022, Navios Logistics has paid $1,907 for the construction of the new stockpile area in its Iron Ore Port Terminal, which is included under the caption “Assets under construction” in its consolidated statement of financial position.

As of December 31, 2023 and December 31, 2022, Navios Logistics has paid $888 and $807, respectively, for capitalized expenses for the development of its port operations in the Port Murtinho region of Brazil, which is included under the caption “Assets under construction” in its consolidated statement of financial position.

As of December 31, 2023 and December 31, 2022, Navios Logistics has paid $8,399 and $597, respectively, for the construction of a crane in the Iron Ore Port Terminal, which is included under the caption “Assets under construction” in its consolidated statement of financial position. Capitalized interest included under the caption “Assets under construction” for the construction of a crane was $494 as of December 31, 2023.

As of December 31, 2023, Navios Logistics has paid $12,578 for the development of a new liquid terminal in Nueva Palmira, which is included under the caption “Assets under construction” in its consolidated statement of financial position. Capitalized interest included under the caption “Assets under construction” for the development of a new liquid terminal in Nueva Palmira was $277 as of December 31, 2023.

As of December 31, 2023, Navios Logistics has paid $2,468 for the expansion of its infrastructure in its Iron Ore Port Terminal, which is included under the caption “Assets under construction” in its consolidated statement of financial position. Capitalized interest included under the caption “Assets under construction” for the Iron Ore Port Terminal expansion was $55 as of December 31, 2023.

During the first quarter of 2021, Navios Logistics completed the construction of six liquid barges. As of December 31, 2021, a total of $19,501 was transferred to “Tangible assets” in its consolidated statement of financial position of which capitalized interest amounted to $1,062.

During the first quarter of 2021, Navios Logistics completed the construction of two new tanks in the liquid port terminal in San Antonio. As of December 31, 2021, a total of $1,843 was transferred to “Tangible assets” in its consolidated statement of financial position.

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

NOTE 11: INTANGIBLES

Intangible assets other than goodwill

Intangible assets as of December 31, 2023 and 2022 consist of the following:

December 31, 2023	Acquisition Cost	Accumulated Amortization	Net Book Value
Port terminal operating rights	$54,481	$(16,980)	$37,501
Customer relationships	36,120	(29,022)	7,098
Total intangible assets	$90,601	$(46,002)	$44,599

December 31, 2022	Acquisition Cost	Accumulated Amortization	Net Book Value
Port terminal operating rights	$53,152	$(15,832)	$37,320
Customer relationships	36,120	(27,247)	8,873
Total intangible assets	$89,272	$(43,079)	$46,193

Following the completion of the Vimalcor acquisition in May 2023, the Company recognized an intangible asset of $1,329, relating to the port-terminal-operating right to be amortized until January 2029.

Amortization expense for each of the years ended December 31, 2023, 2022 and 2021, amounted to $2,923, $2,773 and $2,772, respectively.

The aggregate amortization of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Port terminal operating rights	$1,229	$1,229	$1,229	$1,229	$1,076	$31,509	$37,501
Customer relationships	1,775	1,775	1,775	1,773	—	—	7,098
Total	$3,004	$3,004	$3,004	$3,002	$1,076	$31,509	$44,599

Goodwill

Goodwill resulted from acquisitions of businesses amounted to $104,096 in all periods presented. As of December 31, 2023, the Company performed impairment tests on goodwill and concluded that no impairment should be recognized. Refer to Note 2 (aa) ““Significant accounting judgments, estimates and assumptions”.

Goodwill totaling to $22,142, $40,868 and $41,086 has been allocated to the Port Terminal Business, the Barge Business and the Cabotage Business, respectively, for all periods presented.

F- 47

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 12: OTHER NON-CURRENT ASSETS

Other non-current assets as of December 31, 2023 and 2022, consist of the following:

	December 31, 2023	December 31, 2022
Prepaid expenses	$352	$13
Deposits in guarantee to free zone	393	359
Other	1,478	817
Total	$2,223	$1,189

NOTE 13: INVENTORIES

Inventories as of December 31, 2023 and 2022, consist of the following:

	December 31, 2023	December 31, 2022
Fuel in stock	$2,892	$3,254
Fuel in stock for sale	2,544	3,219
Stores, spares and others	5,083	3,995
Total Inventories	$10,519	$10,468

NOTE 14: TRADE RECEIVABLES

Trade receivables consisted of the following:

	December 31, 2023	December 31, 2022
Receivables from third party customers	$37,609	$49,309
Allowance for expected credit losses	(3,146)	(3,347)
Total trade receivables	$34,463	$45,962

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

B) Allowances

Movement in the allowance for expected credit losses of trade receivables:

Amounts
Balance as at December 31, 2021	$(3,275)
Allowance for expected credit losses	(320)
Utilized provision	248
Balance as at December 31, 2022	$(3,347)
Allowance for expected credit losses	(392)
Utilized provision	593
Balance as at December 31, 2023	$(3,146)

NOTE 15: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents and restricted cash consisted of the following:

	December 31, 2023	December 31, 2022
Cash at banks and on hand	$22,267	$28,854
Restricted cash (Note 2v)	—	300
Short-term deposits	47,015	21,010
Total	$69,282	$50,164

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

As of December 31, 2023 and 2022, restricted cash was nil and $300, respectively, which related to amounts held in escrow accounts in relation to certain agreements.

F- 49

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 16: PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	Year Ended December 31, 2023	Year Ended December 31, 2022
Insurance claims receivable, net	$1,005	$419
VAT and other credits	1,230	2,881
Deferred insurance premiums	4,535	2,426
Advances to providers	4,926	1,287
Accrued interest receivable	4	193
Other	1,282	920
Total	$12,982	$8,126

NOTE 17: ISSUED CAPITAL AND RESERVES

Share capital

As of December 31, 2023, 2022 and 2021, the Company has issued 20,000 shares of common stock, with a par value of $1.00.

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

F- 50

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 18: INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings consist of the following:

	December 31, 2023	December 31, 2022	Interest Rate	Maturity
Notes Payable	$2,592	$5,152	LIBOR(3)	November 2, 2024(1)
Seller’s credit for the construction of six liquid barges	3,049	2,911	Fixed rate of 8.5%	November 16, 2025(2)
2022 BBVA Facility	8,231	7,900	Fixed rate of 4.25%	July 1, 2025
2022 Term Bank Loan	—	1,400	SOFR plus 3.15%	May 18, 2025
2023 Term Bank Loan	11,500	—	SOFR plus 2.85%	December 21, 2027
Seller’s credit agreement for the acquisition of the 2020 Fleet	5,000	5,000	Fixed rate of 5.00%	March 22, 2024
Santander Facility	1,262	1,211	Fixed rate of 4.20%	March 7, 2026
Current portion of interest-bearing loans and borrowings	31,634	23,574
2025 Notes	500,000	500,000	Fixed rate of 10.75%	July 1, 2025
Notes Payable	—	2,525	LIBOR(3)	November 2, 2024(1)
Seller’s credit for the construction of six liquid barges	2,911	5,842	Fixed rate of 8.5%	November 16, 2025(2)
2022 BBVA Facility	6,399	14,630	Fixed rate of 4.25%	July 1, 2025
2022 Term Bank Loan	—	4,900	SOFR plus 3.15%	May 18, 2025
2023 Term Bank Loan	28,500	—	SOFR plus 2.85%	December 21, 2027
Seller’s credit agreement for the acquisition of the 2020 Fleet	—	5,000	Fixed rate of 5.00%	March 22, 2024
Santander Facility	1,652	2,914	Fixed rate of 4.20%	March 7, 2026
Non-current portion of interest-bearing loans and borrowings	539,462	535,811
Less: deferred finance costs	(8,991)	(12,090)
Total interest-bearing loans and borrowings, net	$562,105	$547,295

(1)       Includes 32 different drawdown events; the maturity date for each such drawdown event is on the 16th semi-annual installment payment date following the drawdown event.

(2)       Includes six different drawdown events, corresponding to six different barges; the maturity date for each such drawdown event is on the 20th quarterly installment payment date.

(3)       The Company pays interest based on the Secured Overnight Financing Rate (“SOFR”) plus Credit Adjusted Spread (“CAS”), effective July 1, 2023.

F- 51

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

2025 Notes

On July 8, 2020, Navios Logistics and its wholly owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $500,000 in aggregate principal amount of senior secured notes due 2025 (“the 2025 Notes”), at a fixed rate per annum of 10.75%. The net proceeds from the offering of the 2025 Notes were used to satisfy and discharge existing indebtedness and to pay certain fees and expenses related to the offering, with the balance used for general corporate purposes.

The 2025 Co-Issuers have the option to redeem the 2025 Notes in whole or in part, at any time on or after August 1, 2023, at a fixed price of 102.688%, and at par on or after August 1, 2024 plus in each case accrued and unpaid interest, if any. The Co-Issuers may also redeem all, but not less than all, of the 2025 Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Co-Issuers may be required to offer to purchase 2025 Notes from holders at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Notes are senior secured obligations of the Co-Issuers. The 2025 Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Company’s direct and indirect subsidiaries, other than Logistics Finance. In December 2023, Makenita H, Elena H, Sarah H and the $3,732 of cash collateral held in escrow account were released from the 2025 Notes and were replaced by the (1) Estefania H, (2) Valentina H and (3) Enrico H owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”). The 2025 Notes are currently secured by (i) the three vessels mentioned above and related assignments of earnings and insurance, together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor; and (ii) an assignment by way of security of the Vale port contract (collectively, the “Collateral”).

The indenture governing the 2025 Notes contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their restricted subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets, and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Notes also contains customary events of default.

As of December 31 2023 and 2022, deferred finance costs associated with the 2025 Notes amounted to $7,629 and $12,018, respectively. Finance costs associated with the 2025 Notes amounted to $53,750, $53,750 and $53,601 for the years ended December 31, 2023, 2022 and 2021, respectively, and is included in the consolidated statement of profit/(loss) under the caption “Finance costs”.

Subsequent to the year ended December 31, 2023, the Company repurchased $21,500 of its 2025 Notes, for total cash of $21,905 including accrued and unpaid interest to, but excluding, the repayment dates.

Following the above repurchases, $478,500 in aggregate principal amount of the 2025 Notes is currently outstanding, which mature in July 2025.

 Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, the Company entered into an unsecured export financing line of credit for a total amount of $41,964, including related fixed finance costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). The Company incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, the Company pays interest based on six-month SOFR plus CAS. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of December 31, 2023, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $2,592.

Finance costs associated with the Notes Payable amounted to $471, $556 and $608 for the years ended December 31, 2023, 2022 and 2021, respectively, and is included in the consolidated statement of profit/(loss) under the caption “Finance costs”.

F- 52

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Other Indebtedness

On March 25, 2022, the Company entered into a $5,000 loan facility with Banco Santander S.A. (the “Santander Facility”) for general corporate purposes. The Santander Facility bears interest at a rate of 4.20% per annum, is repayable in twelve equal quarterly installments with final maturity on March 7, 2026 and is secured by assignments of certain receivables. As of December 31, 2023, the Company had drawn the total available amount and the outstanding balance was $2,914.

On March 23, 2022, the Company entered into a $25,000 loan facility with Banco Bilbao Vizcaya Argentaria (the “2022 BBVA Facility”) which was drawn down in two tranches. The first tranche of $17,000 was drawn down on March 22, 2022 and the second tranche of $8,000 was drawn down on September 22, 2022. The 2022 BBVA Facility was used to repay existing debt with BBVA, and for general corporate purposes. The 2022 BBVA Facility bears interest at a rate of 4.25% per annum, is repayable in quarterly installments with final maturity on July 1, 2025 and is secured by assignments of certain receivables. As of December 31, 2023, the outstanding balance was $14,630.

On February 28, 2022, the Company entered into a $7,000 term loan facility (the “2022 Term Bank Loan). The 2022 BBVA Facility was used to repay existing debt with BBVA, and for general corporate purposes. The 2022 Term Bank Loan bore interest at a rate of the SOFR plus 315 basis points. The 2022 Term Bank Loan was repayable in twelve quarterly installments beginning on August 18, 2022, with a final balloon payment of $2,800 on the last repayment date. In December 2023, the Company repaid the outstanding balance of the 2022 Term Bank Loan in full. 3.15

On December 20, 2023, the Company entered into a $40,000 loan facility (the “2023 Term Bank Loan”) in order to refinance existing debt under the 2022 Term Bank Loan and for general corporate purposes. The 2023 Term Bank Loan bears interest at a rate of SOFR plus 285 basis points. The 2023 Term Bank Loan is repayable in sixteen quarterly installments of $2,875, beginning three months after the drawdown date and the remaining eight installments in an amount of $1,500, with a final balloon payment of $5,000 on the last repayment date. The facility was fully drawn as of December 31, 2023. As of December 31, 2023, the unamortized deferred finance costs associated with the 2023 Term Bank Loan amounted to $1,362. 2.85

In December 2020, the Company entered into a $13,475 seller’s credit agreement for the construction of six liquid barges to be made available by way of credit in six equal tranches. Each drawdown is repayable in 20 quarterly installments starting from the delivery date for each barge. The seller’s credit for the construction of the six liquid barges bears interest at a fixed rate of 8.5% per annum. As of December 31, 2023, the Company had drawn the total available amount and the outstanding balance was $5,960. Finance costs associated with the seller’s credit agreement for the construction of six liquid barges amounted to $619, $838 and $1,071 for the years ended December 31, 2023, 2022 and 2021, respectively, and is included in the consolidated statement of profit/(loss) under the caption “Finance costs”.

In the fourth quarter of 2020, Navios Logistics entered into a purchase agreement with an unrelated third party for the acquisition of the 2020 Fleet. Navios Logistics completed the acquisition on March 22, 2021, which included a $15,000 seller’s credit agreement. The seller’s credit agreement bears interest at a fixed rate of 5.0% per annum. As at December 31, 2023, the outstanding balance under the seller’s credit agreement was $5,000. Finance costs associated with the seller’s credit agreement for the acquisition of the 2020 Fleet amounted to $278, $475 and $584 for the years ended December 31, 2023, 2022 and 2021, respectively, and is included in the consolidated statement of profit/(loss) under the caption “Finance costs”.

In connection with the acquisition of Hidronave S.A. on October 29, 2009, the Company assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. The loan facility bore interest at a fixed rate of 600 basis points. In September 2021, the outstanding balance was repaid in full. 6.0

In connection with the loan obligations described herein and other long term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions. The Company’s secured credit facilities require compliance with maintenance covenants such as value-to-loan ratio covenants, based on charter-free valuations, of not less than 125% and minimum liquidity of $1,250.

The Company was in compliance with all covenants as of December 31, 2023.

The annualized weighted average interest rates of the Company’s total interest-bearing loans and borrowings were 10.36%, 10.15% and 9.96% for the years ended December 31, 2023, 2022 and 2021, respectively.

As of December, 2023 and 2022, an amount of $22,892 and $23,179 is included under the caption “Trade and other payables” in the Company’s statement of financial position related to accrued interest from its interest-bearing loans and borrowings (see Note 19 “Trade & other payables”).

F- 53

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The interest-bearing loans and borrowings arising from financing activities were as follows:

	2023	2022	2021
At January 1,	$547,295	$542,350	$540,591
Proceeds from Seller’s credit agreement for the construction of six liquid barges	—	—	2,246
Proceeds from the credit agreement for the acquisition of the 2020 Fleet	—	—	15,000
Proceeds from 2025 Notes, net of deferred finance costs	—	—	—
Proceeds from long term debt, net of deferred finance costs	—	37,000	—
Proceeds from 2023 Term Bank Loan	40,000	—	—
Repayment of 2022 Notes	—	—	—
Repayment of long-term debt and payment of principal	(23,205)	(31,206)	(13,525)
Repayment of notes payable	(5,011)	(4,830)	(5,261)
Accretion of Notes payable / unwinding of discount	(73)	44	(119)
Term bank loan additional deferred finance cost	—	—	(91)
Amortization of deferred finance cost	4,461	3,937	3,509
Term bank loan additional deferred finance cost	(1,362)	—	—
At December 31,	$562,105	$547,295	$542,350

The maturity table below reflects future payments of the long-term interest-bearing loans and borrowings and interest outstanding as of December 31, 2023, for the next years and thereafter, based on the repayment schedule of the respective loan facilities (as described above).

Year	Amount in thousands of U.S. dollars
2024	$89,430
2025	551,207
2026	7,546
2027	11,699
Total	$659,882

NOTE 19: TRADE & OTHER PAYABLES

Trade and other payables as of December 31, 2023 and 2022, consist of the following:

	December 31, 2023	December 31, 2022
Trade payables	$22,591	$19,125
Accrued expenses	7,890	7,448
Accrued interest expense	22,892	23,179
Tax payable	8,332	7,651
Other payable	782	480
Professional fees payable	423	971
Related Parties (Note 21)	4,168	1,319
Deferred lease revenue	1,108	1,171
Total	$68,186	$61,344

F- 54

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 20: LEASES

Company as a lessee

The Company has lease contracts for land and offices used in its operations. Leases of land generally have an average lease term of 42.3 years with extension option attached, while office lease agreements generally have lease terms between 0.5 and 4.8 years.

The Company also has certain leases of offices with lease terms of 12 months or less and other low value office equipment. The Company applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

As a result of the Vimalcor acquisition, completed in May 2023, the Company currently has the right of use to a plot of land in the Port of Montevideo, and recorded a right-of-use asset at an amount equal to the lease liability amounting to $1,502. The concession expires in January 2029.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Land	Office buildings	Liquid Barges	Total right of use assets
Balance as at January 1, 2021	$6,780	$495	$—	$7,275
Lease reassessment	369	—	—	369
Additions	—	1,105	—	1,105
Depreciation expense	(157)	(589)	—	(746)
Balance as at December 31, 2021	$6,992	$1,011	$—	$8,003
Lease reassessment	539	—	—	539
Additions	—	335	2,683	3,018
Depreciation expense	(170)	(542)	—	(712)
Balance as at December 31, 2022	$7,361	$804	$2,683	$10,848
Lease reassessment	527	—	—	527
Additions	1,502	2,271	8,007	11,780
Depreciation expense	(433)	(684)	(1,551)	(2,668)
Balance as at December 31, 2023	$8,957	$2,391	$9,139	$20,487

An analysis of the lease liabilities is as follows:

	2023	2022	2021
At January 1,	$11,761	$8,751	$7,856
Lease reassessment	527	539	369
Additions	14,811	3,018	1,105
Accretion of interest	1,384	717	678
Payments	(3,814)	(1,264)	(1,257)
At December 31,	$24,669	$11,761	$8,751
Current	$4,046	$1,677	$1,095
Non-current	$20,623	$10,084	$7,656

The maturity table of the undiscounted cash flows of the lease liabilities is presented below:

	Less than 1 year	Between 1 and 5 years	Over 5 years	Total
Lease Liability	$4,669	$16,677	$24,891	$46,237

F- 55

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The table below presents the Company’s fixed and variable lease payments for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Fixed lease payments	$3,814	$1,264	$1,257
Variable lease payments	1,725	1,308	845
Total	$5,539	$2,572	$2,102

The table below presents the components of the Company’s lease expense for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Depreciation expense of right-of-use assets	$2,668	$712	$746
Finance expense on lease liabilities	1,384	717	678
Expense relating to short-term leases	3,755	4,058	5,887
Total	$7,807	$5,487	$7,311

The Company had total cash outflows for leases of $7,569 in 2023 ($5,322 in 2022 and $7,144 in 2021). The Company also had additions to right-of-use assets of $11,780 in 2023 ($3,018 in 2022 and $1,105 in 2021) and additions to lease liabilities of $14,811 in 2023 ($3,018 in 2022 and $1,105 in 2021).

The Company has certain lease contracts that include extension options. Management exercises judgment in determining whether these extension options are reasonably certain to be exercised, see Note 2(aa).

Eight Liquid Barges

On April 28, 2022, the Company entered into a five year leasing contract for eight liquid barges to be delivered from the fourth quarter of 2022 through the second quarter of 2023. The lease contract is payable by 60 consecutive monthly payments of $26 each, commencing with the delivery date of the applicable barge. At expiration, the Company will have the ability to exercise the purchase option of these barges or extend the term of the leasing contract.

In December 2022, two of the eight liquid barges were delivered. The Company recorded a right-of-use asset at an amount equal to the lease liability amounting to $2,683. The lease with respect to each barge delivered is repayable in 60 consecutive monthly payments of approximately $26 each. The agreement for the two leases matures in the fourth quarter of 2027.

During the first quarter of 2023, three additional liquid barges were delivered. The Company recorded a right-of-use asset at an amount equal to the lease liability amounting to $4,010. The lease with respect to each barge delivered is repayable in 60 consecutive monthly payments of approximately $26 each. One of the agreements matures in the fourth quarter of 2027 and two in the first quarter of 2028.

During the second quarter of 2023, the remaining three liquid barges under the lease contract were delivered. The Company recorded a right-of-use asset at an amount equal to the lease liability amounting to $3,997. The lease with respect to each barge delivered is repayable in 60 consecutive monthly payments of approximately $26 each and mature in the second quarter of 2028.

As of December 31, 2023, the outstanding lease liability of the Eight Liquid Barges was $9,146 and have an average lease term of 4.2 years.

F- 56

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Twelve Jumbo Barges

In September 2023, the Company entered into a five-year leasing contract for the construction of the Twelve Jumbo Barges. The obligation under the lease contract is payable in 60 consecutive monthly payments of $11 for each barge, commencing on the delivery date of the applicable barge. Upon the expiration of the contract, the Company will have the ability to exercise the purchase option for any of the twelve barges at a cost of $350 per barge. Upon delivery of each barge under the leasing contract, the Company will recognize a lease liability based on the net present value of the remaining charter-in payments including the purchase option to acquire the barge at the end of the lease period. For further information see Note 10 “Tangible fixed assets and assets under construction”.

In November 2023, the first barge under the leasing contract was delivered. The Company recorded a lease liability amounting to $758. The lease with respect to the barge delivered is repayable in 60 consecutive monthly payments of approximately $11 and mature in the fourth quarter of 2028.

In December 2023, another three barges under the leasing contract were delivered. The Company recorded a lease liability amounting to $2,273. The lease with respect to each barge delivered is repayable in 60 consecutive monthly payments of approximately $11 each and mature in the fourth quarter of 2028.

As of December 31, 2023, the outstanding lease liability of the Twelve Jumbo Barges was $3,017.

During the first quarter of 2024, the remaining eight barges under the Twelve Jumbo Barges contract were delivered.

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

Amount
2024	$106,049
2025	51,547
2026	12,522
2027	2,797
Total	$172,915

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

F- 57

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 21: RELATED PARTY DISCLOSURES

At December 31, 2023 and 2022, the amounts due to affiliate companies were as follows:

	December 31, 2023	December 31, 2022
Peers Business Inc. (Other related party)	$—	$(10,000)
Navios Shipmanagement Inc. (Other related party)	(4,168)	(1,319)
Total	$(4,168)	$(11,319)

Amounts due to affiliate companies do not accrue interest and do not have a specific due date for their settlement apart from the Navios Holdings Loan Agreement (as defined herein) which was repaid as of December 31, 2021, and the Promissory Note (as defined herein).

The Navios Holdings Loan Agreement: On April 25, 2019, Navios Logistics agreed to lend Navios Holdings $50,000 on a secured basis (the “Navios Holdings Loan Agreement”). The secured credit facility included an arrangement fee of $500 and initially bore fixed interest of 12.75% for the first year and 14.75% for the second year. On December 2, 2019, Navios Logistics agreed to increase the amount available under the Navios Holdings Loan Agreement by $20,000. Following this amendment, as a result of various factors, (a) the interest rate on the Navios Holdings Loan Agreement decreased to 10.0%, and (b) the maturity of the Navios Holdings Loan Agreement was extended to December 2024.

On June 24, 2020, Navios Logistics entered into a deed of assignment and assumption with its wholly owned subsidiary, Grimaud in which Navios Logistics assigned the Navios Holdings Loan to Grimaud. On June 25, 2020, Grimaud agreed to amend the Navios Holdings Loan Agreement to amend the interest payment date in respect of the Navios Holdings Loan and to allow a portion of the total interest payable in respect of the Navios Holdings Loan to be effected in common shares of Navios Holdings. On July 10, 2020, Navios Holdings issued 2,414,263 shares of common stock to Grimaud and paid Grimaud $6,381 in satisfaction of the interest payable in respect of the Navios Holdings Loan Agreement as of that date. Effective as of May 2021, and upon the release of certain collateral, the facility bore interest of 13.0% per annum.

On June 30, 2021, Grimaud entered into a supplemental agreement (the “Supplemental Navios Holdings Loan Agreement”), whereby Grimaud and Navios Holdings agreed to amend the Navios Holdings Loan Agreement so that the Navios Holdings Loan Agreement could be repaid or prepaid in full through the issuance of shares of common stock of Navios Holdings (the “Shares”) to Grimaud. The effectiveness of the Supplemental Navios Holdings Loan Agreement was subject to, and contingent upon, a prepayment by Navios Holdings of the Navios Holdings Loan Agreement in the amount of $7,500 in cash and the effectiveness of a registration statement of Navios Holdings registering the resale of 9,301,542 Shares, among other conditions. On July 13, 2021, the Shares were transferred to Grimaud and the Navios Holdings Loan Agreement was repaid in full. Subsequently, Grimaud entered into a 10b-5 sales agreement for the sale of the Shares. As of July 30, 2021, the date on which the shares of Grimaud were distributed as dividend to the shareholders of the Company, Grimaud had sold 752,000 shares of common stock of Navios Holdings and generated net proceeds of $3,704. Following the July 30, 2021 dividend, the Company recognized a loss of $24,149 in its consolidated statement of profit/(loss) for the year ended December 31, 2021 under the caption “Loss from mark to market and disposal of financial asset”.

As of December 31, 2021, the full amount outstanding under the Navios Holdings Loan Agreement was repaid. For the years ended December 31, 2023, 2022 and 2021, interest income related to Navios Holdings Loan Agreement amounted to nil, nil and $4,222, respectively, and is included in the consolidated statement of profit/(loss) under the caption “Finance income”.

Administrative expenses: On August 29, 2019, Navios Logistics entered into an assignment agreement with Navios Corporation (“NC”) and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between Navios Logistics and Navios Holdings on April 12, 2011, first assigned to NC on May 28, 2014 and subsequently amended on April 6, 2016 and January 1, 2022 (extending the term of the agreement to January 1, 2027), was assigned from NC to NSM. Since the assignment, NSM continues to provide certain administrative management services to Navios Logistics. NSM is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total administrative expenses charged for the years ended December 31, 2023, 2022 and 2021 amounted to $2,910, $1,431 and $1,144, respectively.

Lodging and travel services: Navios Logistics obtains lodging and travel services from entities all partially owned by Claudio Pablo Lopez, Navios Logistics’ Vice Chairman. Total charges were $25, $8 and $nil for the years ended December 31, 2023, 2022 and 2021, respectively. Amounts payable amounted to less than $0.1 million and nil 0 as of December 31, 2023 and December 31, 2022, respectively.

Promissory note: On July 30, 2021, the Company issued a $20,000 promissory note to Grimaud (the “Promissory Note”). On July 30, 2021, Grimaud entered into an assignment agreement with Peers Business Inc. (“Peers”), whereby the Promissory Note was assigned to Peers. In February 2023, the Company paid the remaining balance of $10,000 in full and there is no remaining outstanding balance on the Promissory Note as of December 31, 2023.

F- 58

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Logistics has entered into an agreement with NSM with effect as of October 1, 2023, for the leasing of its global office spaces (see Note 20 “Leases”). The agreement has a term of five years with fees of $35.6 per month for the first year of the contract increasing thereafter 5% per annum for the second, third, and fourth years, and 3% for the fifth year. The Conflicts Committee of Navios Logistics has approved the transaction.

In October 2023, Navios Logistics agreed to charter-in the Navios Vega, a 2009-built Ultra-Handymax vessel, following her modification to a ship-to-ship transhipper vessel, from Navios Maritime Partners L.P. for a period of five years at a rate of $25.8 net per day. This transaction was negotiated by, and unanimously approved by, the conflicts committee of Navios Logistics. Navios Vega was delivered to the Company in February 2024.

Shareholders’ agreement

Pursuant to a shareholders’ agreement (the “Shareholders’ Agreement”) entered into in January 2008 in connection with the original combination of the Uruguayan port business and the upriver barge business, Grandall Investments S.A. (“Grandall”) (an entity owned and controlled by Lopez family members, including Claudio Pablo Lopez, the Company’s Vice Chairman) had certain rights as shareholders, including certain rights of first offer, rights of first refusal, tag along rights, exit options and veto rights. Pursuant to an amendment dated June 17, 2010, the shares of common stock held by Navios Holdings, upon the Company becoming subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) will be converted into shares of Class B Common Stock, with each share of Class B Common Stock entitling its holder to twenty five votes per share. Navios Holdings has currently waived such conversion provision. If and when the conversion occurs, it will permit Navios Holdings to control Navios Logistics even if it does not hold a majority economic interest.

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

Employment agreements - compensation of key management personnel

The Company has an employment agreement with one management employee who is a non-controlling shareholder of the Company. This agreement stipulates, among other things, severance and benefit arrangements in the event of termination. In addition, the agreement includes confidentiality provisions and covenants not to compete. The agreement renews automatically for successive one-year periods until either party gives 90 days’ written notice of its intention to terminate the agreement. The agreement calls for a base salary equal to $340 per year, plus annual bonuses and other incentives, provided certain performance targets were achieved. Under the agreements, the Company accrued compensation expenses relating to its key management employees totaling $340, $1,060 and $900 for the years ended December 31, 2023, 2022 and 2021, respectively and is included in the consolidated statements of profit/(loss) under the caption “Administrative expenses.”

Pursuant to the assignment agreement with NC and NSM, the latter provides certain administrative management services to Navios Logistics including the compensation of its directors and members of the Company’s senior management who are not employees of the Company. This compensation is included in the administrative expenses charged which for the years ended December 31, 2023, 2022 and 2021 amounted to $2,910, $1,431 and $1,144, respectively.

NOTE 22: FAIR VALUE MEASUREMENT

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated financial position for interest bearing deposits approximate their fair values because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated financial position for interest-bearing deposits approximate their fair values because of the short maturity of these investments.

Trade receivables: The carrying amounts reported in the consolidated financial position for trade receivables approximate their fair values.

Trade and other payables: The carrying amounts reported in the consolidated financial position for trade payables approximate their fair values.

Notes Payable: The Notes Payable are floating-rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

Interest-bearing loans and borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating-rate loans continues to approximate the fair value of such loans, excluding the effect of any deferred finance costs. The 2025 Notes, the 2022 BBVA Facility, the Santander Facility, the seller’s credit for the construction of six liquid barges and the seller’s credit agreement for the acquisition of the 2020 Fleet are fixed-rate borrowings and their fair value was determined based on quoted market prices.

F- 59

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

 The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2023		December 31, 2022
	Book Value	Fair Value	Book Value	Fair Value
2025 Notes (Note 18)	$(492,371)	$(495,385)	$(487,982)	$(483,350)
Notes payable, including current portion (Note 18)	$(2,592)	$(2,592)	$(7,677)	$(7,677)
Other long-term indebtedness, including current portion (Note 18)	$(67,142)	$(68,504)	$(51,708)	$(51,708)

 Fair value measurements

The estimated fair value of financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at December 31, 2023
	Total	Level I	Level II	Level III
2025 Notes (Note 18)	$(495,385)	$(495,385)	$—	$—
Notes payable, including current portion (1) (Note 18)	$(2,592)	$—	$(2,592)	$—
Other long-term indebtedness, including current portion (1) (Note 18)	$(68,504)	$—	$(68,504)	$—

	Fair Value Measurements at December 31, 2022
	Total	Level I	Level II	Level III
2025 Notes (Note 18)	$(483,350)	$(483,350)	$—	$—
Notes payable, including current portion (1) (Note 18)	$(7,677)	$—	$(7,677)	$—
Other long-term indebtedness, including current portion (1) (Note 18)	$(51,708)	$—	$(51,708)	$—
1)	The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities and takes into account the Company’s creditworthiness.

There were no changes in valuation techniques during the year. For the years ended December 31, 2023 and 2022, there were no transfers between levels.

NOTE 23: PROVISIONS

Movement in the provisions is analyzed below:

Amount
Balance as at January 1, 2022	$561
Arising during the year	208
Utilized	(36)
Balance as at December 31, 2022	$733
Arising during the year	55
Utilized	(146)
Balance as at December 31, 2023	$642

See also Note 2(w).

Provisions included in the Company’s consolidated financial statements for all periods presented are mainly related to labor claims.

NOTE 24: EARNINGS/(LOSS) PER SHARE (EPS)

Basic and diluted net earnings/(loss) per share are computed using the weighted-average number of common shares outstanding. The computations of basic and diluted earnings per share for each of the years ended December 31, 2023, 2022 and 2021, are as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Profit/(loss) attributable to Navios Logistics’ stockholders	$13,781	$(4,442)	$(66,379)
Weighted average number of shares, basic and diluted	20,000	20,000	20,000
Net earnings/(loss) per share from continuing operations: Basic and diluted	$0.69	$(0.22)	$(3.32)

At December 31, 2023, 2022 and 2021, the Company had no dilutive or potentially dilutive securities; accordingly there is no difference between basic and diluted net earnings per share.

F- 60

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 25: COMMITMENTS AND CONTINGENCIES

Legal

In September 2023, the Company entered into a five-year leasing contract for the construction of the Twelve Jumbo Barges to be delivered no later than the end of the first quarter of 2024. As of December 31, 2023, the Company paid an amount of $1,283 relating to the deposit for the construction of the twelve barges constructed pursuant to the Twelve Jumbo Barges contract, which is included under the caption “Assets under construction” in its consolidated statement of financial position. As of December 31, 2023, four of the barges under the Twelve Jumbo Barges were delivered to the Company. For further information see Note 10 “Tangible fixed assets and assets under construction”, Note 20 “Leases” and Note 26 “Financial Management”.

In October 2023, Navios Logistics entered into a five-year leasing contract for the construction of the Six Jumbo Barges to be delivered no later than the end of the second quarter of 2024. The contract for the Six Jumbo Barges has similar terms to terms of the lease contract for the Twelve Jumbo Barges (as described above). As of December 31, 2023, the Company paid an amount of $637 relating to the deposit for the construction of the six barges constructed pursuant to the Six Jumbo Barges contract, which is included under the caption “Assets under construction” in its consolidated statement of financial position. For further information see Note 10 “Tangible fixed assets and assets under construction” and Note 26 “Financial Management.”

In October 2023, Navios Logistics agreed to charter-in the Navios Vega, a 2009-built Ultra-Handymax vessel, following her modification to a ship-to-ship transhipper vessel, from Navios Maritime Partners L.P. for a period of five years at a rate of $25.8 net per day. This transaction was negotiated by, and unanimously approved by, the conflicts committee of Navios Logistics. Navios Vega was delivered to the Company in February 2024.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Corporation Navios S.A. (a consolidated subsidiary) of all its obligations to Technologia Em Movimentacao S.A. (“TMSA”) up to $8,854. This guarantee expires upon completion of the contract.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expired on March 28, 2024 and expects to be renewed under similar terms and conditions.

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by the Company) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $847 and $519, respectively.

The Company is subject to legal proceedings, claims, and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate, of all such proceedings, claims and contingencies will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

There are no material legal proceedings, claims, and contingencies for the years presented.

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

The net debt ratio is calculated as net debt divided by net debt plus total equity (“total capital”). The net adjusted debt ratio is calculated as net debt divided by net debt plus total equity as adjusted for the market value of the fleet (“total adjusted capital”). Net debt is calculated as the total of Interest-bearing loans and borrowings (Note 18 “Interest-bearing loans and borrowings”), Trade and other payables (Note 19 “Trade & other payables”) and lease liabilities (Note 20 “Leases”), less cash and cash equivalents (Note 15). Total equity comprises all components of equity.

Certain of the Company’s debt agreements, at the subsidiary level, contain value-to-loan clauses which could require the Company, at its option, to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below their current valuations. In addition, the financing agreements impose operating restrictions and establish minimum financial covenants (see Note 18 “Interest-bearing loans and borrowings”), including limitations on the amount of total borrowings and secured debt, and provide for acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. Failure to comply with any of the covenants in the financing agreements could also result in a default under those agreements and under other agreements containing cross-default provisions.

b.	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include loans and borrowings, deposits, debt and equity investments. The sensitivity analyses in the following sections relate to the position as at December 31, 2023 and December 31, 2022.

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

Debt instruments: As of December 31, 2023 and December 31, 2022, the Company had a total of $571,096 and $559,385, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a fixed rate except for the Notes Payable and the 2023 Term Bank loan that bear interest at a floating rate.

Interest rates on the 2025 Notes, the 2022 BBVA Facility, the Santander Facility, the seller’s credit for the construction of six liquid barges and the 2020 Fleet are fixed and, therefore, changes in interest rates do not affect their fair value, which as of December 31, 2023 was $495,385, $14,630, $2,914, $5,960 and $5,000, respectively, and as of December 31, 2022 was $483,350, $22,530, $4,125, $8,753 and $10,000, respectively, but do not affect the related finance costs.

Interest rates on the Notes Payable and the 2023 Term Bank loan is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related finance cost. As of December 31, 2023, the amount outstanding under the Company’s floating rate loan facilities was $42,592. See Note 18 “Interest-bearing loans and borrowings”.

Sensitivity analysis – exposure to interest rates

For the purposes of market risk analysis, the Company uses scenarios to assess the sensitivity that variations in operations impacted by the SOFR rates may generate in their results. The probable scenario represents the amounts of debt recognized at floating rate.

The other scenarios were constructed considering an appreciation of 25% and 50% on market interest rates.

The following are the possible impacts on the results in the event of these scenarios occurring:

		December 31, 2023
		Effect on Profit and Equity
	Carrying amount	Possible increase through maturity (Ä 25%)	Remote increase through maturity (Ä 50%)
SOFR
Interest-bearing loans and borrowings	(42,592)	(2,140)	(4,280)

		December 31, 2022
		Effect on Profit and Equity
	Carrying amount	Possible increase through maturity (Ä 25%)	Remote increase through maturity (Ä 50%)
LIBOR/SOFR
Interest-bearing loans and borrowings	(13,977)	(355)	(710)

ii.	Foreign currency risk

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

For the years ended December 31, 2023, December 31, 2022 and December 31, 2021, approximately 51.6%, 59.9%, and 50.6% respectively, of Company’s expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction.

Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of financial position. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above by 1.00% would change the Company’s profit for the year ended December 31, 2023 by $957. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above by 1.00% would change the Company’s profit for the year ended December 31, 2022 by $948. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above by 1.00% would change the Company’s profit for the year ended December 31, 2021 by $728.

iii.	Inflation and Fuel Price Increases:

The impact of inflation on prices in the South American countries in which the Company operates and the effects of the current war in Ukraine and the Gaza strip may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for the Barge and Cabotage Businesses, the Company negotiated, and will continue to negotiate, fuel price adjustment clauses; however, in some cases, prices that the Company pays for fuel are temporarily not aligned with the adjustments that it obtains under its freight contracts.

c.	Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.

F- 63

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Concentration of Credit Risk

Accounts Receivable & Contract Assets

In each of its businesses, Navios Logistics derives a significant part of its revenues from a small number of customers. The Company expects that a small number of customers will continue to generate a substantial portion of its revenues for the foreseeable future. For the year ended December 31, 2023, its largest customers, Vale International S.A. (“Vale”) and YPF SA (“YPF”) accounted for 21.1% and 11.0%, respectively, of its revenues, and its five largest customers accounted for approximately 49.9% of its revenues, with no such customer (other than Vale and YPF) accounting for greater than 10% of its revenues. For the year ended December 31, 2022, its largest customers, Vale and YPF accounted for 21.0% and 13.2%, respectively, of its revenues, and its five largest customers accounted for approximately 55.5% of its revenues, with no such customer (other than Vale and YPF) accounting for greater than 10% of its revenues. For the year ended December 31, 2021, its largest customers, Vale and YPF accounted for 23.4% and 10.1%, respectively, of its revenues, and its five largest customers accounted for approximately 53.6% of its revenues, with no such customer (other than Vale and YPF) accounting for greater than 10% of its revenues. In addition, some of its customers, including many of its most significant customers, operate their own vessels and/or barges as well as their own port terminals. These customers may decide to cease or reduce the use of the Company’s services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of significant customers, including  large take-or-pay customers, or the change of the contractual terms of any one of the Company’s most significant take-or-pay contracts, or any significant dispute with one of these customers, could materially adversely affect Navios Logistics’ financial condition and results of operations.

Cash deposits with financial institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Although the Company maintains cash deposits in excess of government-provided insurance limits, the Company minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

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

Effects of inflation:

The economic environment and factors in Argentina were determined to be highly inflationary as of December 31, 2023. Nevertheless, the Company does not consider inflation to be a significant risk factor to the cost of doing business in the foreseeable future as the functional currency of the Company’s Argentinian subsidiary is the U.S. dollar. In addition, the day-to-day operations of the Company’s Argentinian subsidiary are dependent on the economic environment of the Company’s U.S. dollar currency.

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

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments as of December 31, 2023:

	Less than a year	1-2 years	2-3 years	3-4 years	More than 5 years	Total
Interest-bearing loans and borrowings ( Note 18)	$89,430	$551,207	$7,546	$11,699	$—	$659,882
Lease liabilities (Note 20)	4,669	4,504	4,337	4,295	28,432	46,237
Twelve Jumbo Barges	1,982	—	—	—	—	1,982
Six Jumbo Barges	1,594	—	—	—	—	1,594
Trade and other payables (Note 19)	68,186	—	—	—	—	68,186
Total	$165,861	$555,711	$11,883	$15,994	$28,432	$777,881

F- 64

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 27: SUBSEQUENT EVENTS

Brundir S.A. (an entity wholly owned by the Company), entered into an agreement with COFCO to acquire 36% of the equity in TGU for a purchase price of $6,100. The closing of the transaction was on April 8, 2024.

Subsequent to the year ended December 31, 2023, the Company repurchased $21,500, of its 2025 Notes. For further information see Note 18 “Interest-bearing loans and borrowings”.

During the first quarter of 2024, the remaining eight barges under the Twelve Jumbo Barges contract were delivered. See note 20 “Leases”.

In March 2024, the Company entered into an agreement, with an unrelated third party, to acquire 12 secondhand barges for a total consideration of $3,960, expected to be delivered within the second quarter of 2024 and has the option to acquire 4 additional secondhand barges at similar terms.

 In April 2024, Navios Logistics entered into a five-year leasing contract for the construction of eight barges to be delivered no later than the end of the third quarter of 2024 (the “Eight Jumbo Barges”). The contract for the Eight Jumbo Barges has similar terms to terms of the lease contract for the Twelve Jumbo Barges and Six Jumbo Barges (as described above).

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

Date: April 29, 2024